Form 20-F
period 2023-12-31
UBS AG
filed 2024-03-28
CIK 1114446

Annual Report 2023

1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM
20-F

(Mark One)

☐

REGISTRATION

STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

☑

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2023
OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
UBS AG

Commission file number:
1-15060

(Exact name of registrant as specified in its charter)
Switzerland
(Jurisdiction of Incorporation or Organization)
Bahnhofstrasse 45
,
CH-8001
Zurich
,
Switzerland

and
Aeschenvorstadt 1
,
CH-4051
Basel
,
Switzerland
(Address of Principal Executive Offices)
UBS AG meets the conditions set forth in General Instruction (I)(1)(a)

and (b) of Form 10-K, as applied to annual
reports on Form 20-F,

and is therefore filing this Form 20-
F with the reduced disclosure format.
David Kelly
600 Washington Boulevard
Stamford
,
CT

06901
Telephone: (
203
)
719 3000
(Name, Telephone,

E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Please see page 3.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Please see page 3.
Securities for which there is a reporting obligation pursuant to Section 15(d)

of the Act:
Please see page 3.

Annual Report 2023

2
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2023:

UBS AG
Ordinary shares, par value USD 0.10 per share:

3,858,408,466

ordinary shares
(none of which are treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer,

as defined in Rule 405 of the Securities Act.

Yes ☐

No
☑
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

Yes
☑

No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted
pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period
that the registrant was required to submit such files).
Yes
☑

No ☐
Indicate by check mark whether the registrant is a large accelerated filer,

an accelerated filer, a non-accelerated filer

or an
emerging growth company.

See the definitions of “large accelerated filer”, “accelerated filer” and

“emerging growth company”
in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐

Accelerated filer ☐

Non-accelerated filer
☑
Emerging growth company
☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP,

indicate by check mark
if the registrant has elected not to use the extended transition period for complying with any new or revised financial
accounting standards† provided pursuant to Section 13(a) of the Exchange

Act.
☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards
Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of

the
effectiveness of its internal control over financial reporting under

Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.
7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the

registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-
based compensation received by any of the registrant’s

executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this
filing.

U.S. GAAP
☐

International Financial Reporting Standards

as issued by the International Accounting
Standards Board

☑

Other
☐

Annual Report 2023

3
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
Title of each class Trading
symbol(s)
Name of each
exchange on
which registered
ETRACS Alerian Midstream Energy Index ETN due June 21, 2050 AMNA NYSE Arca
ETRACS Alerian Midstream Energy High Dividend Index

ETN due July 19, 2050
AMND NYSE Arca
ETRACS Alerian Midstream Energy Total

Return Index ETN due October 20, 2050
AMTR NYSE Arca
ETRACS Alerian MLP Index ETN Series B due July 18, 2042 AMUB NYSE Arca
ETRACS Quarterly Pay 1.5x Leveraged MarketVector

BDC Liquid Index ETN due June 10,
2050
BDCX NYSE Arca
ETRACS MarketVector

Business Development Companies Liquid Index ETN due April 26,
2041
BDCZ NYSE Arca
ETRACS Monthly Pay 1.5x Leveraged Closed-End Fund Index

ETN due June 10, 2050
CEFD NYSE Arca
ETRACS Bloomberg Commodity Index Total

Return Series B due October 31, 2039
DJCB NYSE Arca
ETRACS 2x Leveraged MSCI USA ESG Focus TR ETN due September 15,

2061
ESUS NYSE Arca
UBS AG FI Enhanced Large Cap Growth ETN due

June 19, 2024
FBGX NYSE Arca
ETRACS 2x Leveraged IFED Invest with the Fed TR Index ETN due September

15, 2061
FEDL NYSE Arca
ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility

ETN Series B due
October 21, 2049
HDLB NYSE Arca
ETRACS IFED Invest with the Fed TR Index ETN due September 15,

2061
IFED NYSE Arca
ETRACS 2x Leveraged US Value

Factor TR ETN due February 9, 2051
IWDL NYSE Arca
ETRACS 2x Leveraged US Growth Factor TR ETN due February 9, 2051 IWFL NYSE Arca
ETRACS 2x Leveraged US Size Factor TR ETN due February 9, 2051 IWML NYSE Arca
E-TRACS Alerian MLP Infrastructure Index Series B due April 2, 2040 MLPB NYSE Arca
ETRACS Quarterly Pay 1.5x Leveraged Alerian MLP Index ETN due

June 10, 2050
MLPR NYSE Arca
ETRACS 2x Leveraged MSCI US Momentum Factor TR ETN due

February 9, 2051
MTUL NYSE Arca
ETRACS Monthly Pay 1.5x Leveraged Mortgage REIT ETN due June 10, 2050 MVRL NYSE Arca
ETRACS Monthly Pay 2xLeveraged Preferred Stock ETN due September

25, 2048
PFFL NYSE Arca
ETRACS 2x Leveraged MSCI US Quality Factor TR ETN due February

9, 2051
QULL NYSE Arca
ETRACS 2x Leveraged US Dividend Factor TR ETN due February 9, 2051 SCDL NYSE Arca
ETRACS Monthly Pay 2xLeveraged US Small Cap High Dividend

ETN Series B due
November 10, 2048
SMHB NYSE Arca
ETRACS CMCI Total Return

ETN Series B due April 5, 2038
UCIB NYSE Arca
ETRACS 2x Leveraged MSCI US Minimum Volatility

Factor TR ETN due February 9, 2051
USML NYSE Arca
ETRACS Whitney US Critical Technologies

ETN due March 13, 2053
WUCT NYSE Arca
Securities registered or to be registered

pursuant to Section 12(g) of the Act:

None
Securities for which there is a reporting obligation

pursuant to Section 15(d) of the Act:

None

Annual Report 2023

4
Cautionary Statement: Refer to the
Cautionary Statement Regarding Forward

-Looking Statements

section in the Annual
Report 2023 (page 266).
Cross-reference table
Set forth below are the respective items of SEC Form 20-F,

and the locations in this document where the corresponding
information can be found.

● Annual Report

refers to the Annual Report 2023 of UBS AG annexed hereto, which forms an integral part hereof.

● Supplement
refers to certain supplemental information contained in this forepart of the Form 20-F,

starting on page 9
following the cross-reference table.

● Financial Statements
refers to the consolidated financial statements of UBS AG, contained in the Annual

Report.
In the cross-reference table below,

page numbers refer either to the Annual Report or the Supplement, as noted.
Please see page 3 of the Annual Report for definitions of terms used in this Form

20-F relating to UBS.
Form 20-F item

Response or location in this filing
Item 1
.

Identity of Directors,
Senior Management and
Advisors.
Not applicable.
Item 2
.

Offer Statistics and
Expected Timetable.
Not applicable.
Item 3.

Key Information
B – Capitalization and
Indebtedness.
Not applicable.
C – Reasons for the Offer and
Use of Proceeds.
Not applicable.
D – Risk Factors. Annual Report,

Risk factors
(23-35).
Item 4
.

Information on the Company.
A – History and Development
of the Company
Not required under the reduced disclosure format.
B – Business Overview. Annual Report, Our businesses

(5-11).
C – Organizational Structure. Not required under the reduced disclosure format.
D – Property, Plant and
Equipment.
Annual Report,
Property, plant and

equipment
(252)
Information required by SEC
Regulation S-K Part 1400
Annual Report,
Information required

by Subpart 1400 of Regulation S-K
(253-258), Loss
history statistics (76-77), and Note 9 to the Financial Statements ( Financial assets at amortized cost and other positions in scope of expected credit loss measurement)

(165-
168).
Item 4A
.

Unresolved Staff
Comments.
None.
Item 5
.

Operating and Financial Review and Prospects.
A – Operating Results. Annual Report, Financial and operating performance

(36-49), Note 1 to the Financial
Statements ( Summary of material accounting policies ) (140-156).
B – Liquidity and Capital
Resources.
Not required under the reduced disclosure format.
C—Research and Development,
Patents and Licenses, etc.
Not required under the reduced disclosure format.
D—Trend Information.

Not required under the reduced disclosure format.
E—Critical Accounting
Estimates
Not applicable.
Item 6.

Directors, Senior Management and Employees.
A – Directors and Senior
Management.
Not required under the reduced disclosure format.
B – Compensation. Not required under the reduced disclosure format.
C – Board practices. 1: Annual Report, Board of Directors
(117-119).

The term of office for members of the
Board of Directors and its Chairman expires after completion of the next Annual

General
Meeting. The next UBS AG Annual General Meeting is scheduled on 23 April

2024.
2: Annual Report, Clauses on change of control

(120), and Note 30 to the Financial
Statements ( Related parties ) (235-237).
3: Annual Report, Members of the Board of Directors

(117-119),
Audit Committee

(118),
Compensation Committee (118), and Auditors

(121-122).

Annual Report 2023

5
D—Employees.

Not required under the reduced disclosure format.
E—Share Ownership. Not required under the reduced disclosure format.
F—Disclosure of a registrant’s
action to recover erroneously
awarded compensation.
Not applicable.
Item 7.

Major Shareholders and Related Party Transactions.
A—Major Shareholders.

Not required under the reduced disclosure format.
B—Related Party Transactions.

Not required under the reduced disclosure format.
C—Interests of Experts and
Counsel.

Not applicable.
Item 8
.

Financial Information.
A—Consolidated Statements
and Other Financial Information.

1, 2, 3, 4, 6: Please see Item 18 of this Form 20-F.

5: Not applicable.
7: Information on material legal and regulatory proceedings is in Note 17 to the Financial
Statements ( Provisions and contingent liabilities
) (176-180).

For developments during the year, please see also the

note
Provisions and contingent
liabilities

in the Consolidated Financial Statements section in our respective quarterly
reports for the First, Second and Third Quarters 2023, filed on Forms 6-K dated April 27,
2023, August 31, 2023 and November 7, 2023, respectively.

The disclosures in each such
Quarterly Report speak only as of their respective dates.
8: Annual Report,

Dividend distributions
(116).
B—Significant Changes.

None.
Item 9
.

The Offer and Listing.
A – Offer and Listing Details.
Not applicable.

B—Plan of Distribution. Not applicable.
C—Markets.

Cover page (3). UBS AG shares are not listed.
D—Selling Shareholders. Not applicable.
E—Dilution.

Not applicable.
F—Expenses of the Issue.

Not applicable.
Item 10
.

Additional Information.
A—Share Capital.

Not applicable.
B—Memorandum and Articles
of Association.
1: Supplement (10-13).
2: Supplement (10-13).
3: Annual Report, Share capital structure (115-116), Shareholders' participation rights
(116), Elections and terms of office

(117), and
Statutory quorums

(116). Supplement (10-
13).
4: Supplement (10-13).
5: Supplement (10-13).
6: Share capital structure (115-116).
7: Annual Report, Change of control and defense measures

(120).
8: There is no requirement for UBS AG shareholders to disclose ownership,

as UBS AG
shares are not listed.
9: Supplement (10-13) and Annual Report, Share capital structure (115-116),
Shareholders' participation rights

(116),
Elections and terms of office

(117),
Change of
control and defense measures

(120).
10: Supplement (10-13).

Annual Report 2023

6

C—Material Contracts.

The Terms & Conditions

of the outstanding Tier 2 capital instrument are included

as
exhibit 4.1 to this Form 20-F.

For information on these notes, refer to
Swiss SRB total
loss-absorbing capacity framework

on page 94-96 of the Annual Report.

The parent bank merger agreement dated 7 December

2023 UBS AG and Credit Suisse
AG is filed as Exhibits 4.3
hereto and the Swiss bank merger agreement dated 9

February
2024 between UBS Switzerland AG and Credit Suisse (Schweiz) AG is filed as Exhibit
4.4 hereto. The mergers described in these agreements

will be carried out with some
procedural simplifications and without any consideration given that both companies are
or – in the case of the merger between UBS Switzerland AG and

Credit Suisse (Schweiz)
AG – will be wholly-owned by the same parent entity.

Upon completion, all assets and
liabilities of Credit Suisse AG and Credit Suisse (Schweiz) AG, respectively,

will, in
principle, transfer automatically to UBS AG and UBS Switzerland AG, respectively.

For
further information, please see Integration of Credit Suisse on page 4 of the Annual
Report.
The Asset Transfer Agreement by which

certain assets and liabilities of UBS AG were
transferred to UBS Switzerland AG is filed as Exhibit 4.2, and is described under Joint liability of UBS Switzerland AG

on page 241 of the Annual Report

D—Exchange Controls.

Other than in relation to economic sanctions, there are no restrictions under the Articles
of Association of UBS AG, nor under Swiss law,

as presently in force, that limit the right
of non-resident or foreign owners to hold UBS’s

securities freely. There

are currently no
Swiss foreign exchange controls or other Swiss laws restricting the import or export of
capital by UBS or its subsidiaries, nor restrictions affecting the remittance of dividends,
interest or other payments to non-resident holders of UBS securities. The

Swiss federal
government may impose sanctions on particular countries, regimes, organizations

or
persons which may create restrictions on exchange of control. A current list, in German,
French and Italian, of such sanctions can be found at www.seco

-admin.ch. UBS may also
be subject to sanctions regulations from other jurisdictions where it operates imposing
further restrictions.
E—Taxation.

UBS AG has no shareholders other than UBS Group AG, which is a Swiss company.
F—Dividends and Paying
Agents.

Not applicable.
G—Statement by Experts.

Not applicable.
H—Documents on Display.

UBS files periodic reports and other information with the Securities and Exchange
Commission. You

may read and copy any document that we file with the SEC on the
SEC’s website, www.sec.gov . Much of this information may also be found on the UBS website at www.ubs.com/investors .
I—Subsidiary Information.

Not applicable.
J—Annual Report to Security
Holders
Not applicable
Item 11
.

Quantitative and Qualitative Disclosures About Market Risk.
(a) Quantitative Information
About Market Risk.

Annual Report, Market risk (77-85).
(b) Qualitative Information
About Market Risk.

Annual Report, Market risk (77-85).
(c) Interim Periods.

Not applicable.

Item 12.

Description of Securities Other than Equity Securities.
A – Debt Securities
Not applicable.

B – Warrants and

Rights
Not applicable.

C – Other Securities
Not applicable.

D – American Depositary Shares
Not applicable.

Item 13
.

Defaults, Dividend
Arrearages and Delinquencies.
There has been no material default in respect of any indebtedness of UBS or any of its
significant subsidiaries or any arrearages of dividends or any other material delinquency not cured within 30 days relating to any preferred stock of UBS AG or any of its significant subsidiaries.
Item 14.

Material Modifications
to the Rights of Security Holders
and Use of Proceeds.
None.
Item 15.

Controls and Procedures.

(a) Disclosure Controls and
Procedures
Annual Report, US disclosure requirements (123), and Exhibit 12 to this Form 20- F.

Annual Report 2023

7
(b) Management’s Annual
Report on Internal Control over
Financial Reporting
Annual Report,
Management’s

report on internal control

over financial reporting

(125).
(c) Attestation Report of the
Registered Public Accounting
Firm
Annual Report, Report of Independent Registered Public Accounting Firm (126).
(d) Changes in Internal Control
over Financial Reporting
None.
Item 16A.

Audit Committee
Financial Expert.
Not required under the reduced disclosure format.
Item 16B.

Code of Ethics. Not required under the reduced disclosure format.
Item 16C.

Principal Accountant
Fees and Services.
Annual Report, Auditors

(121-122).
None of the non-audit services so disclosed were approved by the Audit Committee pursuant to paragraph (c) (7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D.

Exemptions from
the Listing Standards for
Audit Committees.
Not applicable.
Item 16E.

Purchases of Equity
Securities by the Issuer and
Affiliated Purchasers.
UBS AG does not have any class of equity securities registered pursuant to Section 12 of
the Exchange Act.
Item 16F.

Changes in
Registrant’s Certifying
Accountant.
Not applicable.
Item 16G.

Corporate
Governance.
UBS AG has debt securities listed on the New York

Stock Exchange (NYSE), and
therefore discloses below the key differences from its corporate governance practices to
the NYSE standards relevant to US-listed companies.
Responsibility of the Audit Committee regarding independent auditors
Our Audit Committee is responsible for the compensation, retention and oversight of
independent auditors. It assesses the performance and qualifications of external auditors
and submits proposals for appointment, reappointment or removal of independent auditors to the BoD. As required by the Swiss Code of Obligations, the BoD submits its
proposals for a shareholder vote at the annual general meeting (AGM). Under

NYSE
standards audit committees are responsible for appointing independent auditors.
Discussion of risk assessment and risk management policies by the

Risk Committee
As per the Organization Regulations of UBS AG, the Risk Committee,

instead of the
Audit Committee, as per NYSE standards, oversees our risk principles and risk capacity
on behalf of the BoD. The Risk Committee is responsible for monitoring our adherence
to those risk principles and monitoring whether business divisions and control units
maintain appropriate systems of risk management and control.
Supervision of the internal audit function
Although under NYSE standards only audit committees supervise internal audit
functions, the Chairman of the BoD (the Chairman) and the Audit Committee

share the
supervisory responsibility and authority with respect to the internal audit function.
Responsibility of the Compensation Committee for performance evaluations of senior
management of UBS Group AG
In line with Swiss law, UBS Group

AG’s Compensation Committee, together

with its
BoD, proposes for shareholder approval at the UBS Group AG AGM the maximum aggregate amount of compensation for the BoD, the maximum aggregate amount of fixed
compensation and the aggregate amount of variable compensation for the Group
Executive Board. As UBS AG’s BoD members

are the same as the UBS Group AG BoD
members, this approval by group shareholders is also applicable for UBS AG. The members of the Compensation Committee are elected by the AGM. Under

NYSE
standards it is the responsibility of compensation committees to evaluate senior
management’s performance

and to determine and approve, as a committee or together
with the other independent directors, the compensation thereof.
Proxy statement reports of the Audit Committee and the Compensation Committee
NYSE standards require the aforementioned committees to submit their reports directly to
shareholders. However, under Swiss law all reports

to shareholders, including those from

Annual Report 2023

8
the aforementioned committees, are provided to and approved by the BoD, which has
ultimate responsibility to the shareholders.
Shareholder votes on equity compensation plans
NYSE standards require shareholder approval for the establishing of and material
revisions to all equity compensation plans. However,

as per Swiss law, the BoD approves
compensation plans. Shareholder approval is only mandatory if equity-based
compensation plans require an increase in capital. No shareholder approval is required if
shares for such plans are purchased in the market.
Item 16H. Mine Safety
Disclosure.
Not applicable.
Item 16I. Disclosure Regarding
Foreign Jurisdictions that
Prevent Inspections
Not applicable.
Item 16J. Insider trading
policies
Not applicable.
Item 16K. Cybersecurity. Annual Report, Operational risks affect our business

(24-25),
Risk management and
control

(51-92),
Cybersecurity governance

(118).
Item 17.

Financial Statements. Not applicable.
Item 18.

Financial Statements.
Annual Report, Financial statements (124-249), and Additional regulatory information
(251-258).
Item 19.

Exhibits Supplement (14).

Annual Report 2023

9
Supplemental information
Disclosure Pursuant To

Section 219 of the Iran Threat Reduction And Syrian

Human Rights Act
Section 219 of the US Iran Threat Reduction and Syria Human Rights Act of

2012 (“ITRA”) added Section 13(r) to the US
Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring each SEC reporting issuer to disclose in its
annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities,
transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities
involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required
disclosure may include reporting of activities not prohibited by US or other law, even if conducted outside the

US by non-US
affiliates in compliance with local law.

Pursuant to Section 13(r) of the Exchange Act, we note the following for the period
covered by this annual report:
UBS has a Group Sanctions Policy that prohibits transactions involving sanctioned countries, including Iran, and sanctioned
individuals and entities. However, UBS

Switzerland AG maintains one account involving the Iranian government under the
auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain
conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be
consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve
any Specially Designated Nationals (SDNs) blocked or otherwise restricted under

US or Swiss law. In 2023, the gross
revenues for this UN-related account were approximately USD 5,731.46.

We do not allocate expenses

to specific client
accounts in a way that enables us to calculate net profits with respect to any individual account. UBS AG intends to continue
maintaining this account pursuant to the conditions it has established with the Swiss Government and consistent with its Group
Sanctions Policy.
As previously reported, UBS had certain outstanding legacy trade finance arrangements issued on behalf of Swiss client
exporters in favor of their Iranian counterparties. In February 2012 UBS ceased accepting payments on these outstanding
export trade finance arrangements and worked with the Swiss government who insured these contracts (Swiss Export Risk
Insurance "SERV").

On December 21, 2012, UBS and the SERV

entered into certain Transfer and Assignment

Agreements
under which SERV

purchased all of UBS's remaining receivables under or in connection with

Iran-related export finance
transactions. Hence, the SERV

is the sole beneficiary of said receivables. There was no financial activity involving Iran in
connection with these trade finance arrangements in 2023, and no gross revenue or net profit.
In connection with these trade finance arrangements, UBS Switzerland

AG has maintained one existing account relationship
with an Iranian bank. This account was established prior to the US designation of this bank and maintained due to the existing
trade finance arrangements. In 2007, following the designation of the bank pursuant to sanctions issued by the US, UN and
Switzerland, the account was blocked under Swiss law and remained subject to blocking requirements until January 2016.
Client assets as of 31 December 2023 were CHF 3,097.40. Gross revenues were

USD 3.69 equivalent.

Annual Report 2023

10
Item 10.

Additional Information.
B—Memorandum and Articles of Association.

Please see the Articles of Association of UBS AG (Exhibit 1.1 to this Form

20-F) and the Organization Regulations of UBS
AG (Exhibit 1.2 to this Form 20-F).

Set forth below is a summary of the material provisions of the Articles of Association of UBS AG (the “Articles”),
Organization Regulations of UBS AG (the “Organization

Regulations”) and relevant Swiss laws, in particular the Swiss Code of Obligations, relating to the ordinary shares of UBS AG (the “shares”).

This description does not purport to be complete and
is qualified in its entirety by references to Swiss law,

including Swiss company law,

and to the Articles and Organization
Regulations.

The principal legislation under which UBS AG operates, and under which the shares are issued, is the Swiss Code of
Obligations.
Shares and Shareholders
Shares
The shares are registered shares (Namenaktien)

with a par value of USD 0.10 per share and are issued as uncertificated securities ( einfache Wertrechte
) (in the sense of the Swiss Code of Obligations)The shares are fully paid up,

and there is no
liability of shareholders to further capital calls by UBS AG. The shares rank pari passu in all respects with each other,
including voting rights, entitlement to dividends, share of the liquidation proceeds in case of the liquidation of UBS AG,
preemptive rights in the event of a share issue ( Bezugsrechte ) and advance subscription rights in the event of the issuance of equity-linked securities ( Vorwegzeichnungsrechte ).
Share Register
Swiss law distinguishes between registration with and without voting rights.

Shareholders must be registered in our share
register as shareholders with voting rights in order to vote and participate in shareholders’ meetings or to assert or exercise
other rights related to voting rights.

Swiss law and the Articles require UBS AG to keep a share register in which the names,

addresses and nationality (or
registered office in the case of legal entities) of the owners of the shares are recorded. The main function of the share register is to register shareholders entitled to vote and participate in shareholders’

meetings, or to assert or exercise other rights related to
voting rights.
A shareholder will be registered in our share register with voting rights upon disclosure of its name, address and nationality (or
registered office in the case of legal entities). However,

we may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such
declaration, it will be registered in our share register as a shareholder without voting rights.
In order to register shares in our share register,

a shareholder must file a share registration form with the share register.

Failing
such registration, a shareholder may not vote at or participate in shareholders’

meetings, but will be entitled to receive
dividends and other rights with financial value, such as preemptive rights in the event of a share issue (
Bezugsrechte ) and
advance subscription rights in the event of the issuance of equity-linked securities (
Vorwegzeichnungsrechte ), and its share of
liquidation proceeds. Shareholders registered in our share register may at any time request from us a confirmation of the shares
that they hold according to our share register.
Shareholders’ Meetings

A shareholders’ meeting is convened by the Board of Directors (the “BoD”) or,

if necessary, by the company’s

statutory
auditors upon notification of the shareholders at least 20 days prior to such meeting.

An invitation to any shareholders’ meeting
will be sent to all registered shareholders. The Articles do not require a minimum number of shareholders to be present in order
to hold a shareholders’ meeting.
Unless otherwise provided by Swiss law or the Articles (as indicated below),

resolutions require the approval of a majority of
the votes represented, excluding blank and invalid ballots, at a shareholders’

meeting in order to be passed.

Annual Report 2023

11
Under Swiss corporate law (or Swiss banking law,

as the case may be), a resolution passed at a shareholders’ meeting with the approval of at least a two-thirds of the votes, and a majority of the nominal value of shares, in each case represented at such
meeting is required in order to approve:
●
A change in the corporation’s stated purpose

in its articles of association;
●
The consolidation of shares, unless the consent of all the shareholders concerned is required;
●
The restriction or exclusion of preemptive rights in the event of a share issue (
Bezugsrechte );
● The conversion of participation certificates into shares;
● The introduction of shares with preferential voting rights;
● Any restriction on the transferability of registered shares;
● Any change in the currency of the share capital;
●
The introduction of a casting vote for the person chairing the shareholders’

meeting;
● A provision of the articles of association on holding the shareholders’ meeting abroad;
● The delisting of the equity securities of the corporation;
●
The creation of conditional capital, the introduction of a capital band or,

in accordance with Swiss banking law,

the
introduction of reserve capital;
●
An increase in share capital in consideration of contributions in kind,

or by off-set of a claim, or involving the
granting of special privileges, or from the transformation of reserves into share capital;
●
A change of domicile of the corporation;

●
The introduction of an arbitration clause in the articles of association;

●
Dispensing with the designation of an independent voting representative for conducting a virtual shareholders’
meeting in the case of corporations whose shares are not listed on a stock exchange

(e.g., UBS AG); or
● Dissolution of the corporation.
Under the Articles, a resolution passed at a shareholders’ meeting with the approval of at least two-thirds of the votes
represented at such meeting is required in order to approve:
●
A change to the provisions in the Articles regarding the number of members of the BoD;
● Removal of one-quarter or more of the members of the BoD; or
●
The deletion or modification of the provision of the Articles establishing these supermajority requirements.
At shareholders’ meetings, a shareholder can be represented by a legal representative or under a written power of attorney by a
proxy who does not need to be a shareholder or,

under a written or electronic power of attorney,

by the independent proxy.
Votes

are taken electronically, by

written ballot or by a show of hands. Shareholders representing at least 3% of the votes represented may always request that a vote or election take place electronically or by a written ballot.

Net Profits and Dividends

Swiss law requires that at least 5% of the annual net profits of a corporation must be retained and booked as statutory retained
earnings until these retained earnings equal, together with the corporation’s statutory capital reserve, no less than 50% of the
corporation’s share capital registered

in the commercial register. Any remaining

net profit of the corporation may be allocated
by the shareholders represented at the applicable shareholders’ meeting.
Under Swiss law, dividends

may be paid by a corporation only if, based on its audited standalone statements prepared in
accordance with Swiss law, the

corporation has sufficient distributable profits from the previous financial years or if the
reserves of the corporation are sufficient to allow distribution of a dividend. In either event, dividends may be paid by the corporation only after approval by the shareholders’ meeting. The BoD may propose to the shareholders that a dividend be
paid, but cannot itself set the dividend. The corporation’s

statutory auditors must confirm that any dividend proposal of the
BoD is in accordance with Swiss law and the corporation’s

articles of association.
Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed.
Under Swiss law, the statute of

limitations in respect of dividend payments is five years.

Preemptive and Advance Subscription Rights

Under Swiss law, any share

issue, whether for cash or non-cash consideration or for no consideration,

is subject to the prior
approval of the shareholders’ meeting. Existing shareholders of a Swiss corporation have certain preemptive rights in the event
of a share issue ( Bezugsrechte
) and advance subscription rights in the event of the issuance of equity-linked securities
( Vorwegzeichnungsrechte
) to subscribe for the new shares or equity-linked securities, as the case may be, in proportion to the
nominal amount of shares held. However,

the articles of association of the corporation or a resolution approved at a shareholders’ meeting by at least two-thirds of the votes and a majority of the nominal value of the shares, in each case
represented at the meeting, may limit or exclude such preemptive or advance subscription rights in certain limited
circumstances.

Annual Report 2023

12
Notices

Notices to the shareholders may,

at the choice of the BoD, be validly given by publication in the Swiss Official Gazette of
Commerce or in a form that allows proof by text. The BoD may designate further means of publication as well.
Board of Directors

Borrowing Power

Neither Swiss law nor the Articles restrict in any way our power to borrow and raise funds, provided that any such borrowing
is entered into on arms’ length terms.
Listed companies, such as UBS Group AG, may grant loans to members of their

BoD based on their articles of association.
UBS Group AG’s articles of association

restrict its ability to grant loans to members of its BoD as follows: First, loans to the
independent members of the BoD shall be made in accordance with the customary business and market conditions. Second,
loans to the non-independent members of the BoD shall be made in the ordinary course of business on substantially the same
terms as those granted to UBS employees. Third, the total amount of such loas shall not exceed CHF 20m per member. As the
members of UBS AG’s BoD are the

same as the members of UBS Group AG’s BoD, these

restrictions are enforced with
respect to the UBS AG’s BoD members

even though this provision of Swiss law is not applicable to UBS AG.
BoD Compensation
The BoD is ultimately responsible for approving the compensation strategy and principles proposed by the Compensation
Committee, which determines compensation-related matters in line with the principles set forth in the Articles. As determined
in the Articles and the Organization Regulations, the Compensation

Committee supports the BoD with its duties to set
guidelines on compensation and benefits, to oversee implementation thereof,

to approve certain compensation, such as the total
compensation for the Chairman and the non-independent BoD members,

and, upon proposal of the Chairman, proposes the
remuneration / fee framework for independent BoD members for approval by the BoD.
The members of the BoD of UBS AG are the same as of the UBS Group AG BoD. For UBS Group

AG, the Compensation
Committee supports the BoD with its duties to set guidelines on compensation and benefits, to oversee implementation thereof,
to approve certain compensation and to scrutinize executive performance.

Annually, and on behalf of the Group

BoD, the
Compensation Committee of UBS Group AG (among other things):
●
approves the total compensation for the Chairman and the non-independent

BoD members;
●
upon proposal of the Chairman, proposes the remuneration / fee framework for independent BoD members for
approval by the BoD;

●
upon proposal of the Chairman and Group CEO, approves the remuneration

/ fee frameworks for external supervisory
board members of significant Group entities;
●
proposes to the BoD, for approval by the AGM, the maximum aggregate amounts of BoD compensation and GEB
fixed compensation and the aggregate amount of variable compensation for the GEB.
Members of the UBS Group AG BoD must use a minimum of 50% of their fees to purchase UBS Group

AG shares, which are
blocked for four years, and they may elect to use up to 100% of their fees to purchase blocked UBS shares. The fixed fees of
the Chairman and Vice Chairman

for their services on the UBS Group AG board are delivered 50% in cash and 50%

in shares,
which are blocked for four years. The number of shares is calculated based on the average closing price of the 10 trading days
leading up to and including the grant date.

Conflicts of Interests

Swiss law requires directors and members of senior management to inform the BoD immediately and comprehensively of any
conflicts of interest affecting them. The BoD then has to take the measures required to safeguard the interests of the
corporation. Directors and officers are personally liable

to the corporation for any breach of these provisions. In addition,
Swiss law contains a provision under which payments made to a shareholder or a director or any person associated therewith,
other than at arm’s length, must be repaid

to the corporation if the shareholder or director was acting in bad faith.

In addition, the Organization Regulations provide that

the member of the BoD or senior management with a conflict of interest shall participate in discussions and a double vote (meaning a vote with and a vote without the conflicted individual) shall take
place. A binding decision on the matter requires the same outcome in both votes. This is subject to exceptional circumstances
in which the best interests of UBS dictate that the member of the BoD or senior management with a conflict of interest shall
not participate in the discussions and decision-making involving the interest at stake.

Retirement of Board Members
There is no age-limit requirement for retirement of the members of the BoD. The term of office for each BoD member is until
the next annual general meeting of shareholders, and no BoD member may serve for more than 10 consecutive terms of office.
In exceptional circumstances the BoD can extend this limit.

Annual Report 2023

13
The Company
Repurchase of Shares

Swiss law limits a corporation’s ability

to hold or repurchase its own shares. We

and our subsidiaries may repurchase shares
only if and to the extent that (i) we have freely distributable reserves in the amount of the purchase price and (ii) the aggregate
nominal value of all shares held by us and our subsidiaries does not exceed

10% of our nominal share capital (or 20% of our
nominal share capital in specific circumstances). Repurchases for cancellation purposes approved by the shareholders’ meeting
are not subject to the 10% threshold for own shares within the meaning of article

659 paragraph 2 of the Swiss Code of
Obligations. We

must create a special reserve in our standalone financial statements prepared in accordance with Swiss law in
the amount of the purchase price of any repurchased shares. Furthermore,

in our consolidated financial statements, own shares
are recorded at cost and reported as treasury shares, resulting in a reduction in total shareholders’ equity.

Shares held by us or
any of our subsidiaries do not carry any rights to vote at shareholders’ meetings.
Sinking Fund Provisions
There are no provisions in Swiss law or in the Articles requiring us to put resources aside for the exclusive purpose of
redeeming bonds or repurchasing shares.
Registration and Business Purpose

UBS AG was incorporated and registered as a corporation limited by shares ( Aktiengesellschaft ) under the laws of Switzerland.
It is entered into the commercial registers of Canton Zurich and Canton

Basel-City on February 28, 1978 under the registration
number CHE-101.329.561 and has registered domiciles in Zurich and

Basel, Switzerland. The business purpose of UBS AG,
as set forth in article 2 of the Articles, is the operation of a bank, with a scope of operations extending to all types of banking,
financial, advisory,

trading and service activities in Switzerland and abroad.
UBS AG may establish branches and
representative offices as well as banks, finance companies and other enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management.

UBS AG is authorized to acquire, mortgage and sell real
estate and building rights in Switzerland and abroad. UBS AG may borrow and invest money on the capital markets. UBS AG
is part of the group of companies controlled by the group parent company

UBS Group AG. It may promote the interests of the
group parent company or other group companies. It may provide loans, guarantees and other kinds of financing and security
for group companies. UBS AG is a wholly owned subsidiary of UBS Group

AG.
Duration and Liquidation
UBS AG has an unlimited duration.

Under Swiss law, we may be dissolved

at any time by way of liquidation or in the case of a merger in accordance with the
Swiss Federal Act on Merger, Demerger,

Transformation of Assets of October 3, 2002, as amended, based on a resolution
passed at a shareholders’ meeting with the approval of at least a two-thirds majority of the votes, and a majority of the nominal
value of shares, in each case represented at such meeting. As UBS AG is a Swiss bank, the

Swiss Financial Market
Supervisory Authority FINMA is the only competent authority to open restructuring or liquidation (bankruptcy) proceedings
with respect to UBS AG.
Under Swiss law, any surplus arising

out of a liquidation (after the settlement of all claims of all creditors) must be used first to
repay the nominal share capital of UBS AG. Thereafter,

any balance must be distributed to shareholders in proportion to the paid-up nominal value of shares held.

Other
Ernst & Young Ltd
, Aeschengraben 9, 4051
Basel, Switzerland
, PCAOB number
1460
, have been appointed as statutory
auditors and as auditors of the consolidated accounts of UBS AG. The auditors are subject to election each year by the
shareholders at the annual general meeting.

Annual Report 2023

14
Item 19.

Exhibits.

Exhibit
number
Description
1.1
Articles of Association of UBS AG dated 4 April 2023.
1.2
Organization Regulations of UBS AG dated 1 March 2024.

2(b)
Instruments defining the rights of the holders of long-term debt issued by

UBS Group AG and its subsidiaries.
We agree to furnish

to the SEC upon request, copies of the instruments, including indentures, defining the rights of
the holders of our long-term debt and of our subsidiaries’ long-term debt.
2(d)
Description of securities registered under Section 12 or the Securities Exchange Act of 1934.
4.1
Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 2024, issued 15 May 2014
. (Incorporated by
reference to Exhibit 4.3 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2014)
4.2
Asset Transfer Agreement between UBS AG and UBS Switzerland AG dated 12 June 2015
.
(Incorporated by
reference to Form 6-K of UBS AG filed on June 17, 2015)
4.3
Merger Agreement between UBS AG and Credit Suisse AG dated 7 December 2023.
4.4
Merger Agreement between UBS Switzerland AG and Credit Suisse (Schweiz) AG dated 9 February 2024.

12
The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).
13
The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title
18 of the U.S. Code (18 U.S.C. 1350).
15
Consent of Ernst & Young Ltd. with respect to UBS AG.
97
UBS Group U.S Listing Standards Clawback Policy.
101
Interactive Data Files (sections of the Annual Report formatted in inline XBRL (Extensible

Business Reporting
Language)). Furnished electronically herewith.

Annual Report 2023

15
SIGNATURES
The registrant hereby certifies that it meets

all of the requirements for filing on Form 20-F and that

it has duly
caused the undersigned to sign this annual report

on its behalf.
UBS AG
_/s/

Sergio Ermotti _______________
Name:

Sergio Ermotti
Title:

President of the Executive Board

/s/ Todd Tuckner _______________
Name:

Todd Tuckner
Title:

Chief Financial Officer

/s/ Steffen Henrich______________
Name:

Steffen Henrich
Title:

Controller

Date: March 28, 2024

Annual Report

2023

UBS AG

Contents
2
Our key figures
1
Our business model and environment
4
Integration of Credit Suisse
5
Our businesses
12
Our environment
13
Regulation and supervision
17
Regulatory and legal developments
23
Risk factors
2
Financial and

operating performance
36
Accounting and financial reporting
37
UBS AG consolidated performance
43
Global Wealth Management
44
Personal & Corporate Banking
46
Asset Management
47
Investment Bank
49
Non-core and Legacy
49
Group Items
3
Risk, capital, liquidity and funding,
and balance sheet
51
Risk management and control
93
Capital, liquidity and funding, and balance sheet
4
Corporate governance
114
Corporate governance
5
Financial

statements
124
Consolidated financial statements
6
Additional
regulatory information
250
UBS AG consolidated supplemental disclosures
required under SEC regulations
A
Appendix
259
Alternative performance measures
263
Abbreviations frequently used in our financial reports
265
Information sources
266
Cautionary statement

Corporate information
UBS AG

is incorporated and domiciled in Switzerland

and operates under
Art. 620ff. of the Swiss Code of Obligations as

an Aktiengesellschaft, a
corporation limited by shares. The addresses and telephone

numbers of the
two registered offices of UBS AG are: Bahnhofstrasse 45, CH-8001

Zurich,
Switzerland, telephone +41-44-234 11 11;

and Aeschenvorstadt 1, CH-4051
Basel, Switzerland, telephone +41-61-288

50 50. The corporate identification
number is CHE-101.329.561. UBS AG is

a bank. The company was formed on
29 June 1998, when Union Bank of Switzerland

(founded in 1862) and
Swiss Bank Corporation (founded in 1872)

merged to form UBS AG.
Contacts
Switchboards
For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team manages
relationships with institutional investors,
research analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company Secretary
The Group Company Secretary handles
inquiries directed to the Chairman or to other
members of the Board of Directors.
UBS Group AG, Office of the

Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team, a unit

of the Group Company Secretary’s office,
manages relationships with shareholders
and the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related

inquiries in the US.
Computershare Trust Company NA
PO Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US

+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Corporate calendar UBS AG
More information about future publication dates is

available at
ubs.com/global/en/investor-relations/events/calendar.html
Imprint
Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2024. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

Annual Report 2023

2
Our key figures
UBS AG consolidated key figures
As of or for the year ended
USD m, except where indicated 31.12.23 31.12.22 31.12.21
Results
Total revenues

33,675

34,915

35,828
Credit loss expense / (release)

143

29

(148)
Operating expenses

29,011

25,927

27,012
Operating profit / (loss) before tax

4,521

8,960

8,964
Net profit / (loss) attributable to shareholders

3,290

7,084

7,032
Profitability and growth
1,2
Return on equity (%)

6.0

12.6

12.3
Return on tangible equity (%)

6.7

14.2

13.9
Return on common equity tier 1 capital (%)

7.6

16.8

17.6
Return on leverage ratio denominator, gross (%)

3.2

3.4

3.4
Cost / income ratio (%)

86.2

74.3

75.4
Net profit growth (%)

(53.6)

0.7

13.5
Resources
1
Total assets

1,156,016

1,105,436

1,116,145
Equity attributable to shareholders

55,234

56,598

58,102
Common equity tier 1 capital
3

44,130

42,929

41,594
Risk-weighted assets
3

333,979

317,823

299,005
Common equity tier 1 capital ratio (%)
3

13.2

13.5

13.9
Going concern capital ratio (%)
3

17.0

17.2

18.5
Total loss-absorbing capacity ratio (%)
3

33.3

32.0

33.3
Leverage ratio denominator
3

1,104,408

1,029,561

1,067,679
Common equity tier 1 leverage ratio (%)
3

4.0

4.2

3.9
Liquidity coverage ratio (%)
4

189.7
Net stable funding ratio (%)

119.6
Other
Invested assets (USD bn)
2,5,6

4,505

3,981

4,614
Personnel (full-time equivalents)

47,590

47,628

47,067
1 Refer to the “Targets, capital guidance

and ambitions” section of the UBS Group Annual Report 2023 for more information about our performance measurement.

2 Refer to “Alternative performance measures”
in the appendix to this report for the

definition and calculation method.

3 Based on the Swiss systemically

relevant bank framework as of 1

January 2020. Refer to the “Capital,

liquidity and funding, and balance
sheet” section of this report for more information.

4 The disclosed ratios represent averages for the fourth quarter of each year presented, which were calculated based on an average of 63 data points in the fourth quarter of 2023. Refer to the “Capital, liquidity

and funding, and balance sheet” section

of this report for more information.

5 Consists of invested assets for Global Wealth

Management, Asset Management and
Personal & Corporate Banking. Refer to

“Note 31 Invested assets and net new money” in the “Consolidated financial statements” section of this report for more information.

6 Starting with the second quarter of
2023, invested assets include invested assets from associates in the Asset Management business division, to better reflect the business strategy.

Comparative figures have been restated to reflect this change.

Alternative performance measures
An

alternative

performance

measure

(an
APM)

is

a

financial

measure

of

historical

or

future

financial

performance,
financial

position

or

cash

flows

other

than

a

financial

measure

defined

or

specified

in

the

applicable

recognized
accounting standards or

in other

applicable regulations. A

number of APMs

are reported in

UBS’s external

reports (annual,
quarterly and other reports). APMs are used to provide a more complete picture of operating performance and to reflect management’s view

of the

fundamental drivers

of the

business results.

A definition

of each APM,

the method

used to
calculate it

and the

information content

are

presented

under “Alternative

performance

measures”

in the

appendix to
this report. These APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC)
regulations.
1

Annual Report 2023

3
Terms used in this report
”UBS,” ”UBS Group,” “UBS Group AG consolidated,” “Group” and “the
Group”

UBS Group AG and its consolidated subsidiaries
“UBS Group excluding the Credit Suisse AG sub-group”
All UBS Group entities, excluding the Credit Suisse AG sub-group

“UBS AG,” “UBS AG consolidated,“ “UBS AG sub-group,” “we,”

“us” and
“our”
UBS AG and its consolidated subsidiaries

“Pre-acquisition UBS”
UBS before the acquisition of the Credit Suisse Group

“Credit Suisse AG,” “Credit Suisse AG consolidated” and “Credit Suisse AG sub-group”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group” and “Credit Suisse Group AG consolidated” Credit Suisse Group AG and its consolidated subsidiaries, before the acquisition by UBS

“Credit Suisse” and “Credit Suisse sub-group” Credit Suisse AG, its consolidated subsidiaries, Credit Suisse Services
AG, and other small former Credit Suisse Group entities now directly held by UBS Group AG
“UBS Group AG” and “UBS Group AG standalone” UBS Group AG on a standalone basis
“Credit Suisse Group AG” and “Credit Suisse Group AG standalone” Credit Suisse Group AG on a standalone basis
“UBS AG standalone” UBS AG on a standalone basis
“UBS Switzerland AG”
UBS Switzerland AG on a standalone basis

“UBS Americas Holding LLC”
UBS Americas Holding LLC and its consolidated

subsidiaries

“Pre-acquisition Global Wealth Management” The UBS Global Wealth Management business division before the acquisition of the Credit Suisse Group (data, if any, from before the date of the acquisition of the Credit Suisse Group)
“UBS AG Global Wealth Management”
The Global Wealth Management business division of UBS

AG and its
consolidated subsidiaries
“Pre-acquisition Personal & Corporate Banking” The Personal & Corporate Banking business division before the acquisition of the Credit Suisse Group (data, if any, from before the date of the acquisition of the Credit Suisse Group)
“UBS AG Personal & Corporate Banking”
The Personal & Corporate Banking business division of

UBS AG and its
consolidated subsidiaries
“Pre-acquisition Asset Management”
The Asset Management business division before the acquisition of the
Credit Suisse Group (data, if any, from before the date of the acquisition of the Credit Suisse Group)
“UBS AG Asset Management”
The Asset Management business division of UBS AG

and its
consolidated subsidiaries
“Pre-acquisition Investment Bank”
The Investment Bank business division before the acquisition of the
Credit Suisse Group (data, if any, from before the date of the acquisition of the Credit Suisse Group)
“UBS AG Investment Bank”
The Investment Bank business division of UBS

AG and its consolidated
subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires

otherwise, references to any gender shall

apply to all genders.

Annual Report 2023 |
Our business model and environment |

Integration of Credit Suisse

4
Our business model and
environment
Management report
Integration of Credit Suisse
Integration of Credit Suisse
On 12 June

2023, our

parent company,

UBS Group

AG, acquired

Credit Suisse

Group AG,

succeeding by

operation of
Swiss law to

all assets

and liabilities

of Credit

Suisse Group

AG, and

became the

direct or

indirect shareholder

of all

of
the former direct and indirect subsidiaries of Credit Suisse

Group AG.

In December 2023, the Board of Directors of UBS Group AG approved the merger of UBS AG and Credit Suisse AG, and we

entered

into

a

definitive

merger

agreement

with

Credit

Suisse

AG.

The

completion

of

the

merger

is

subject

to
regulatory

approvals

and

is

expected

to

occur

by

the

end of

the

second

quarter

of

2024. The

Group

also

expects

to
complete the

transition to

a single

US intermediate

holding company

in the

second quarter

of 2024

and the

planned
merger of UBS Switzerland AG and Credit Suisse (Schweiz)

AG in the third quarter of 2024.
›
Refer to “Acquisition and integration of Credit Suisse”

in the “Our strategy, business model and environment” section in the UBS
Group Annual Report 2023

Annual Report 2023 |
Our business model and environment | Our

businesses

5
Our businesses
We

operate

through

five

business

divisions:

Global

Wealth

Management,

Personal

&

Corporate

Banking,

Asset
Management,

the Investment Bank and Non-core and Legacy. Our global reach and the breadth of our expertise are the
major assets setting us apart

from our competitors. Our Group

functions are support and

control functions that provide
services

to

the

Group.

Virtually

all

costs

incurred

by

the

support

and

control

functions

are

allocated

to

the

business
divisions, leaving a residual

amount that we refer

to as Group Items

in our segment

reporting. Disclosures in

this report
may refer to Group functions as Group Items.
We see

joint efforts

as key

to our

growth, both

within and

between

business divisions.

We combine

our strengths

to
provide

our

clients

with

better,

innovative

solutions

and

differentiated

offerings,

for

example,

our

Global

Family

&
Institutional Wealth offering with integrated global coverage

.

Global Wealth Management

We are a leading and truly global

wealth manager and strive to

help our clients pursue what

matters most to them. We
are

focused on

serving

the

needs of

ultra

high and

high

net

worth

individuals through

trusted

relationships

with

our
advisors, while

expanding our

specialized services.

We offer

clients our

global reach,

our advisory

approach led

by the
Chief Investment

Office (the

CIO) and

access to

our platform

with its

broad array

of solutions,

alongside our

premium
brand.

Organizational changes

During the first half

of 2023, we took

several steps to

simplify our organizational

structure into four

regions: Americas,
EMEA, Asia

Pacific and

Switzerland. We

also unified

key solutions

and functions

under global

leads. This

will facilitate
further convergence and simplification of our global operating model,

while retaining the flexibility for local and regional
differences.
In June

2023, the

new Global

Wealth Management

leadership team

was announced,

including the

creation of

a new
business unit, Global Wealth Management Strategic Clients, which is focused on enabling and delivering to our strategic
clients globally, working in partnership with our

regional business leaders and supported by senior client

coverage teams.

How we do business
Our distinctive approach to wealth management helps our clients pursue what matters most to them by offering advice, expertise and solutions, and delivering on our client promise.
Our advice to clients is led by our global CIO, which produces the
UBS House View
, identifying investment opportunities
designed to

protect and

increase our

clients’ wealth

over the

long term.

CIO views

drive investment

recommendations
for advisory

clients and investment

decisions for discretionary

clients representing more

than USD 1.5trn in

fee-generating
assets globally.

We make

available to

clients a

broad range

of securities

and investment

products. In

addition to

traditional equity

and
fixed-income securities, our investment

specialists source and craft

a range of investment products,

including separately
managed accounts (SMAs), structured products,

sustainable-

and impact-investing products, and

alternative investments.
Our alternative

investments offering

gives clients

access to

private markets,

including equity,

real estate

and other

real
assets,

and

investments

in

private

equity

funds

and

hedge

funds.

We

offer

our

own

private

equity

multi-manager
investments and enable clients to access selected single-manager funds and open-ended programs.

To

complement

this

advice,

we

provide

clients

with

advice

on

wealth

planning,

sustainability-focused

and

impact
investing, and corporate and banking services. Our specialist teams also advise on art and collecting, family strategy and
governance, philanthropy, next generation, and wealth transition.
Our Global Family

& Institutional Wealth

service model,

in collaboration with

the Investment Bank,

provides specialized
services to

meet the

needs of

family offices

and ultra

high net

worth clients.

For clients

with institutional-level

trading,
execution

and

clearing

needs,

our

Unified

Global

Markets

offers

access

to

the

full

capabilities

of

the

Global

Markets
business of the Investment Bank.
In Asia Pacific and Switzerland, the
Direct Investment Insights

function on our online banking platform enables clients to
trade directly based on CIO insights via their smartphones

and other digital devices.
Advice Compass enables advisors to
conveniently identify the most relevant ideas and solutions for clients during one-to-one meetings.
To provide our clients with the

full breadth of investment management

products and solutions, our Global Lending

Unit
offers

extensive

mortgage,

securities-based

and

structured

lending

expertise,

catering

to

sophisticated

client

lending
needs.

›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters

Chief Investment Office-led value chain

Clients

Listening to our clients' views and considering their risk profiles and their investment goals

Ideas in a UBS House View context
Well-researched investment advice, thought leadership.

›

Design of solutions
Solutions aligned with the UBS House View: discretionary and advisory mandates, alternatives, structured solutions, etc.

›

Communications
Transmission to clients and advisors.

›

Implementation and execution
Positioning of solutions by advisors, seamless execution. Tailored advice to clients.

The investment advice for and management of more than USD 1.5trn in fee-generating assets globally, underpinned by robust risk management.

Note: The Chief Investment Office develops a clear, concise and consistent investment assessment, the UBS House View, consisting of strategic asset allocation and tactical asset allocation.

Annual Report 2023 |
Our business model and environment | Our

businesses

6
Our newly established Global Wealth Management Strategic Clients unit aims to deliver the best advice and guidance to our strategic client segments,

including business owners, female

clients, the next generation of

wealthy clients, athletes
and entertainers, and multi-cultural

investors. To this end, we

have developed a dedicated

approach and resources with
specialized teams supporting our clients in achieving their

goals.
We are

investing in

our operating

platforms and

tools to

better serve our

clients’ needs,

improve their

experience, enhance
overall

advisor

productivity

and

improve

our

operational

resilience.

We

aim

to

make

our

services

faster

and

more
responsive and offer more

convenience to our clients.

For example, our Global

Wealth Management clients have invested
more than USD 9bn in UBS My Way ,

our discretionary mandate solution that enables clients to

customize their portfolio
themselves via the

UBS mobile banking

app. Additionally, we

continue to broaden

our offering across

asset classes and
themes,

collaborating

with

best-in-class

managers

across

the

most

relevant

strategies.

We

are

making

continuous
improvements to our direct-to-client digital offerings and have rolled out innovative new solutions, such as
UBS My Way
on mobile
, a next-generation

discretionary mandate

solution that now

enables clients to

tailor their investments

within
their risk profile to their individual preferences via their mobile device

s.

We

also

closely

collaborate

across

business

divisions

to

deliver

our

best

capabilities

to

clients.

Joint

efforts

with

the
Investment Bank, Asset Management and selected external partners enable us to offer clients broad access to financing,
global capital

markets

and

bespoke

portfolio

solutions.

For example,

in

the

US market,

the

SMA initiative

with

Asset
Management continues to gain momentum, with USD

158bn in assets under management.
Competition

Our main competitors fall

into two categories:

competitors with a strong

position in the Americas

but more limited global
footprints, such as Morgan Stanley, JPMorgan Chase

and Bank of America; and competitors with

international footprints
but with a

smaller presence than UBS in

the US, such as

Julius Baer, BNP Paribas

and HSBC. We also

compete with fintech
firms

in

some

regions

and

products.

We

have

strong

positions

in the

largest

region

(the

US) and

the

fastest-growing
regions (Asia

Pacific and the

Middle East).

The size

of our global

franchise, bespoke cross-divisional

solutions and

premium
brand and reputation set us apart and would be difficult

to replicate.

Annual Report 2023 |
Our business model and environment | Our

businesses

7
Personal & Corporate Banking
As the

leading

bank

in

Switzerland,

we

provide

a

comprehensive

range

of

financial

products

and

services

to

private,
corporate and institutional clients. Personal & Corporate Banking is the core of our bank in

Switzerland, the only country
where we

operate in all

of our

business areas.

We are

fully committed

to our

home market,

as our leading

position in
Switzerland is crucial in

terms of sustaining our

global brand and the

stability of our profits.

We draw on a

broad network
of branches and highly qualified client advisors, complemented by modern digital banking services and customer service
centers.
Organizational changes
›
Refer to “Personal & Corporate Banking” in the

“Our strategy, business model and environment” section of the UBS Group Annual
Report 2023 for more information about Personal & Corporate

Banking from a Group perspective, including information

about
the planned merger of UBS Switzerland AG

and Credit Suisse (Schweiz) AG
How we do business
We provide our personal banking clients with access to a comprehensive, life-cycle-based offering. This includes a broad
range of basic

banking products,

from payments

to deposits,

cards and

convenient online

and mobile banking,

as well
as lending

(predominantly

mortgages),

investments and

retirement

planning

services.

In 2023,

UBS was

named

“Best
Bank in

Switzerland”

by
Euromoney

for the

ninth time

since 2012.

Personal

& Corporate

Banking works

closely

with
Global Wealth Management to provide

our clients with access to leading wealth management

services.
Our corporate and institutional clients benefit from our financing and investment solutions, in particular access to equity and debt

capital

markets,

syndicated

and structured

credit, private

placements,

leasing, and

traditional

financing.

We
offer transaction

banking solutions

for payment

and cash

management services,

trade and

export finance,

and global
custody solutions for institutional clients.
Personal

&

Corporate

Banking

works

closely

with

the

Investment

Bank

to

offer

capital

market

and

foreign

exchange
products,

hedging

strategies,

and

trading

capabilities,

as

well

as

corporate

finance

advice.

In

cooperation

with

Asset
Management, we also provide fund and portfolio manage

ment solutions.
In

2023,

we

continued

to

support

our

clients’

sustainability

ambitions.

In

the

corporate

client

segment,

we

further
expanded

our

client-centric

approach

and

focused

on

supporting

our

clients

by

advising

them

as

part

of

a

strategic
dialogue

and

launching

a

sustainability-linked

loan

for

multi-national

corporations.

We

also

took

positive

steps

in
providing transparency and sustainability insights to our private clients. With the launch of the carbon tracker in the UBS key4

mobile banking

app, clients

can see

an estimated

carbon footprint

for their

purchases with

UBS credit

and debit
cards

and

through

UBS

TWINT,

helping

them

navigate

the

carbon

footprints

of

their

purchases

in

a

relatively

simple
manner.
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
We are

building stronger

relationships with

our clients

during the

life cycle

of their

property ownership

and providing
services

along the

value

chain.

With

our

strategic

partner

Baloise, we

offer
Houzy
,

a

leading homeowner

platform

in
Switzerland with a

nationwide network of

qualified craftsmen and

comprehensive services through

buying, renovation,
maintenance

and

sale

of

property.

Services

relating

to

property

transactions

and

promotion

financing

are

provided
through our partner, Brixel
. Our exclusive partnership with SMG Swiss Market Group

enables us to extend our ecosystem
network to Switzerland’s largest real estate portals, such

as Homegate and Immoscout24.
Our operations and our competitors
We operate

primarily in

our Swiss

home market,

where we

are organized

into 10

regions, covering distinct

Swiss economic
areas. We operate a multi-channel approach,

and we are constantly developing our digital and remote

channels.
In Personal Banking,

our main competitors

are the cantonal

banks, Raiffeisen, PostFinance

and other regional

and local
Swiss banks; we also face competition from international neobanks and other national digital market participants. Areas of competition are basic banking services, mortgages and

foreign exchange, as well as investment mandates and

funds.
In the

corporate and institutional

business, the cantonal

banks and

globally active foreign

banks are

our main

competitors.
We compete

in basic banking

services, cash

management, trade

and export

finance, asset

servicing, investment

advice
for institutional

clients, corporate

finance and lending,

and cash and

securities transactions

for banks. We

also support
the international business

activities of our

Swiss corporate

clients through local

hubs in New

York, Frankfurt, Singapore
and the Hong

Kong SAR in

competition with globally active

foreign banks. No

other Swiss bank

offers its corporate

clients
local banking capabilities abroad.

Annual Report 2023 |
Our business model and environment | Our

businesses

8
Asset Management
Asset

Management

is

a

global,

large-scale

and

diversified

asset

manager.

We

offer

investment

capabilities

and

styles
across

all

major

traditional

and

alternative

asset

classes,

as

well

as

advisory

support

to

institutions,

wholesale
intermediaries and our Global Wealth Management

clients.
Our strategy

is focused

on

capitalizing

on the

areas where

we have

a leading

position
1

and differentiated

capabilities
(including alternatives,

sustainability,

indexed customization,

separately managed

accounts

(SMAs) and

key markets

in
Asia Pacific) in order to further drive profitable growth, while building on our strong business division partnerships across the Group.
Organizational changes
In October 2023, we completed the sale of our 51% stake in UBS Hana Asset Management Co., Ltd. to Hana Securities,
after that firm exercised its buyout option. Hana Securities now owns 100% of UBS Hana Asset Management

Co., Ltd.

›
Refer to “Asset Management” in the “Our strategy, business model and environment”

section of the UBS Group Annual Report
2023 for more information about the Asset Management

business division from a Group perspective
How we do business

We offer clients

a wide range of

investment products and services

across all major

traditional and alternative asset

classes,
in the form

of segregated,

pooled or advisory

mandates, as well

as registered

investment funds

in various jurisdictions.
Our capabilities include equities, fixed income, hedge funds (single-

and multi-manager), real estate and private markets,
and indexed and alternative beta strategies,

including exchange-traded funds (ETFs), as

well as sustainable- and impact-
investing products and solutions.
We also

draw on

the breadth

of our

capabilities to

offer asset

allocation and

currency investment

strategies across

the
risk–return spectrum, customized multi-asset solutions,

and advisory and fiduciary services.
We continue to develop our award-winning 2

Indexed business globally, with a focus on customization, and provide client
solutions

across

equities,

fixed

income

and

commodities,

as

well

as

sustainability-focused

products.

Our

offering

also
includes a wide range of ETFs in Europe, Switzerland and

Asia.

In our

Real Estate

& Private

Markets

business, we

continue

to build

on our

global

scale, leading

core capabilities

and
highly differentiated sustainable-investing and specialized-thematic offering, including our Cold Storage, Energy Storage
and

Life

Sciences

strategies.

We

also

continue

to

expand

our

leading

multi-manager

capabilities

across

real

estate,
infrastructure and private equity, including the development of new products to meet the growing demand from wealth management

clients.

Sustainable and impact investing remain

key areas of interest for

our clients. In 2023, we further

expanded our offering
across asset classes and themes, including

new net-zero ambition products. We

launched our first sustainability-focused
fund of hedge funds strategy,

created in close collaboration with

Global Wealth Management.
We also partnered again
with Aon

to launch the

UBS Global

Emerging Markets Equity

Climate Transition Fund,

which tilts

toward emerging market
companies supporting the transition to a low-carbon economy,

while factoring in important social considerations.
Stewardship

is

a

fundamental

element

of

our

sustainability

strategy.

In

2023,

we

sharpened

our

five-year

climate
engagement

program’s

focus

and

also

aligned

our

voting

policy

to

our

evolved

climate

engagement

objectives.

In
addition, to

support our

increasing focus

on natural

capital, we

became a

founding member

of the

Nature Action

100
collaborative

engagement

initiative

and

joined

the

Principles

for

Responsible

Investment’s

Stewardship

Advisory
Committee for its initiative on nature.
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
We also continue to build on

our joint efforts with the other

business divisions, enabling our teams

to draw on the best
ideas,

solutions

and

capabilities

from

across

the

firm

in

order

to

deliver

high-quality

investment

performance

and
experiences

for

our

clients.

For

example,

in

2023

we

continued

to

expand

our

separately

managed

accounts

(SMA)
offering as part of

our joint initiative with

Global Wealth Management in

the US. In support

of this initiative, we

launched
the SMA Hub, a

new self-service portal

that enables financial

advisors to generate

custom client reports or

proposals in
only minutes.
Geographically, we are building on our extensive

and long-standing presence in the Asia Pacific

region, including China,
where we continue to capitalize on our on- and offshore

products and market presence, including our joint ventures.
To support

our growth,

we are

focused on

disciplined execution

of our

operational excellence

initiatives. This

includes
further

automation,

simplification,

process

optimization

and

offshoring

or

nearshoring

of

selected

activities,
complemented by continued enhancements to our platform and development of our analytics and data capabilities. One
example

is

our

Portfolio

Engineering

&

Trading

initiative,

which

will

streamline

trading

and

portfolio

implementation
across our

active and

index capabilities

through an

integrated technology

architecture. It

will harmonize

processes and
enable further scalability of customization across asset classes.

Annual Report 2023 |
Our business model and environment | Our

businesses

9
Our operations and our competitors
Our business division is organized into

five areas: Client Coverage; Investments; Real

Estate & Private Markets; Products;
and the

COO area.

We cover

the main

asset management

markets globally,

and have

a local

presence in

23 locations
across four

regions: the

Americas; Asia

Pacific; EMEA;

and Switzerland.

We have

nine main

hubs: Chicago;

the Hong
Kong SAR; London; New York; Shanghai; Singapore; Sydney;

Tokyo; and Zurich.

Our main

competitors are global

firms with wide-ranging

capabilities and distribution

channels, such as

AllianceBernstein,
Allianz

Asset

Management,

Amundi,

BlackRock,

DWS,

Franklin

Templeton,

Invesco,

J.P.

Morgan

Asset

Management,
Morgan Stanley Investment Management, Schroders, SSGA Funds Management

and T. Rowe Price, as well as firms with
a specific market or asset-class focus.
1
Third-largest asset manager of SI assets (Morningstar); USD 156bn assets invested in hedge fund businesses,

real estate and private markets.

2

Best ESG Fund House (Passive), ESG Clarity Awards 2023; Best ESG Emerging Market

Equity Fund (Passive), ESG Clarity Awards 2023.

Investment Bank
The

Investment

Bank

provides

services

to institutional,

corporate

and wealth

management

clients, helping

them

raise
capital, invest

and manage

risks, while

targeting attractive

and sustainable

risk-adjusted

returns for

shareholders.

Our
traditional strengths are in equities, foreign exchange, research, advisory services and capital markets, complemented by
a focused rates and credit platform. We use our data-driven research and technology capabilities to help clients adapt to evolving market structures and changes in regulatory, technological,

economic and competitive landscapes.
Aiming to deliver market-leading

solutions by using our

intellectual capital and electronic platforms,

we work closely with
Global

Wealth

Management,

Personal

&

Corporate

Banking

and

Asset

Management

to

bring

the

best

of

the

firm’s
capabilities to our clients. We do so with a disciplined

approach to balance sheet deployment and

costs.
Our priority is

providing high-quality execution

and seamless client

service, through an

integrated, solutions-led approach,
with disciplined growth in the advisory and execution businesses, while accelerating our digital transformation. In Global
Banking, we position ourselves as trusted advisors via our

client coverage and ability to provide access to the wider suite of UBS’s capabilities. In Global

Markets, we enable clients to

buy, sell and finance

securities on capital markets worldwide
and to manage their risks and liquidity.
Organizational changes
In October

2023, we

launched

our Strategic

Insights and

Advisory

team

in Global

Banking, our

content

and advisory
offering that brings

together the expertise

of the UBS

Strategic Insights group

and the Credit

Suisse Corporate Insights
group.
In December 2023, we announced the formation of our Executive Client Group, which is aimed at advising our clients at
the C-suite level on strategic matters and is intended to drive a broad array of transactions to enhance the impact of our
Global Banking coverage teams.
›
Refer to “Investment Bank” in the “Our strategy, business model and environment” section of the UBS Group Annual Report 2023
for more information about the Investment Bank from a Group

perspective
How we do business
Our business division consists

of two areas: Global

Banking and Global Markets,

which are supported by

Investment Bank
Research. Our global coverage model utilizes our

international industry expertise and product capabilities to meet clients’
emerging needs.
Our Global Banking business advises

clients on strategic business opportunities, such

as mergers, acquisitions and related
strategic matters, and helps them raise capital, in both public and private markets, to fund their activities.
Our

Global

Markets

business

enables

clients

to

buy,

sell

and

finance

securities

on

capital

markets

worldwide

and

to
manage their risks and liquidity. We

distribute, trade, finance and clear

cash equities and equity-linked products,

as well
as

structuring,

originating

and

distributing

new

equity

and

equity-linked

issues.

From

origination

and

distribution

to
managing risk

and providing

liquidity in

foreign exchange,

rates, credit

and precious

metals, we

help clients

to realize
their financial

goals. We

provide flexible,

innovative and

bespoke access

to solutions,

from market

and insight

tools to
trading strategies and execution.
Our Investment

Bank Research

business continues

to publish

research based

on primary

data to

concentrate

on data-
driven outcomes and offers clients differentiated content about major financial markets and securities around the globe, with analysts

based in

more than

20 countries

and with

coverage of

more than

3,400 stocks

in 49

different countries.
The Strategic Insights

team provides timely

and relevant

information and insights

to help clients

quickly make decisions
regarding their most important questions.

Annual Report 2023 |
Our business model and environment | Our

businesses

10
We seek to develop new

products and solutions consistent

with our capital-efficient business

model, typically related

to
new technologies or changing market standards.
The Investment

Bank

offers

our clients

global advice

and access

to the

world’s

primary, secondary

and private

capital
markets,

including

through

an

extensive

array

of

sustainability-focused

advice,

products,

research

and

events.

The
Investment

Bank

is

focused

on

meeting

clients’

needs,

including

those

with

respect

to

environmental,

social

and
governance

(ESG)

considerations

and

sustainable

finance,

helping

to

reshape

business

models

and

investment
opportunities and to develop sustainable finance products and solutions.

In Global

Markets, we

develop products

and solutions

designed to

meet clients’

specific and

increasingly detailed

ESG
objectives. In carbon

emissions solutions, our

clients continued to

access solutions that are

linked to the

recently launched
UBS

Constant

Maturity

Commodity

Index

emissions

index,

as

well

as

those

that

are

available

via

our

execution

and
clearing capabilities for

carbon emissions futures.

We continued to

scale the number of

portfolio certificates linked

to a
range of sustainability and climate investment themes, despite challenging market conditions throughout 2023.
UBS is a founding

member of Carbonplace,

a marketplace platform

that seeks to

build infrastructure to

scale voluntary
carbon markets, with

the aim of

enabling firms such

as UBS to

offer clients the

ability to buy,

sell, hold and

retire voluntary
carbon credits.

In

Global

Banking,

ESG

is

a

core

component

of

many

corporate

business

strategies

and

a

key

tool

in

achieving
sustainability in business and corporate operating

models. As pressure from regulators and

other key stakeholder groups,
such as

customers, investo

rs and

employees,

is increasing,

so is

the need

for transformation.

The ESG

Advisory

group
provides the necessary lens helping UBS’s clients assess ESG topics throughout the corporate life cycle.
UBS

arranged

USD 53.7bn

in

green,

social,

sustainability

and

sustainability-linked

themed

(GSSS)

bonds

through

102
deals during

2023. We also

solidified our

market position in

the Swiss

franc-denominated market with

a combined

market
share of nearly 50%.
We have also built a strong position in the ESG-labelled

local debt market in Brazil.
Our independent

ESG research

team collaborates with

UBS sector

analysts and
UBS Evidence

Lab

primary research

experts,
providing data-driven insights

into ESG-relevant questions. The

ESG research team

works to identify

touchpoints between
markets, society

and the

environment, and to

respond to

ESG issues as

they move

to the

center of

investors’ agendas.
UBS sector

lead analysts

authored a

variety of

our flagship
ESG Sector

Radar
reports, as

well as

a broad

range of
ESG
Company Radar reports.
Our
ESG Company

Radar

research reports,

which we

launched in

2022, assess

the impact

of ESG

factors at

company
level,

and

we

continued

to

see

a

very

positive

client

response

to

those

reports.

Other

types

of

ESG

content

include
thematic

and

cross-sectoral

collaborations,
ESG

Keys

(which

covers

sustainable

investing

topics),

and

an

increasing
number of regional perspectives from our expanded ESG team, which works out of our offices in New York, London, the
Hong Kong SAR, Tokyo and Sydney.
›
Refer to the UBS Group Sustainability Report 2023, available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
Our digital strategy harnesses technology to

provide access to sources of

unique, global liquidity, personalized advice and
differentiated content. The Investment Bank strives to be the digital investment bank of the future, focused on delivering innovation-led solutions, and

efficiencies for our

clients. As the

world around us changes,

our digital capabilities

aim to
harness emerging

technologies

and create

new products

and solutions,

which enable

our clients

to adapt

to evolving
market structures and achieve their investment goals.

Our

ambition

to

be

the

most

client-focused,

efficient

and

data-driven

investment

bank

is

being

realized

through

the
simplification of technology architecture, increased

speed and quality of

delivery and the attraction

of best-in-class talent.
As we look forward to the continued

evolution
of our digital capabilities, we will see increased adoption of technologies,
such as generative

artificial intelligence,

the consistent re-use of

platforms and products, and

the continued drive to

make
progress in our overall strategic imperatives, with regard to a new, combined Investment Bank.
Joint efforts between

the Investment Bank

and the other

business divisions (for

example, our work

with Global

Wealth
Management

on

our

new

Global

Family

&

Institutional

Wealth

coverage)

and,

externally,

strategic

partnerships

(for
example,

UBS

BB

jointly

with

Banco

do

Brasil,

focused

on

Latin

America)

continue

to

be

key

strategic

priorities.
Partnerships with Global Wealth Management and Asset Management enable us to provide clients with broad access to
financing, global

capital

markets and

portfolio solutions.

We expect

these initiatives

to continue

to lead

to growth

by
delivering global

products to

each region,

leveraging our

global connectivity

across borders

and sharing

and strengthening
our best client relationships.

Annual Report 2023 |
Our business model and environment | Our

businesses

11
Our operations and our competitors
Our two business areas,

Global Banking and Global

Markets, are organized globally by

product. Our business is

regionally
diversified, with a presence in more

than 30 countries. We cover the main

investment banking markets globally and have
major financial hubs across four regions: the Americas; Asia

Pacific; EMEA; and Switzerland.

Our global reach

gives attractive

options for growth.

In the Americas,

the largest investment

banking fee pool

globally,
we

continue

to

focus

on

increasing

market

share

in

our

core

Global Banking

and

Global

Markets

businesses.

In

Asia
Pacific,

opportunities

arise

mainly

from

expected

market

internationalization

and

growth

in

China,

where

we

plan

to
grow by

strengthening

our

presence,

both

onshore

and

offshore.

In EMEA,

we

plan

to leverage

our strong

base

and
brand recognition even further.
Competing firms operate in many

of our markets, but our strategy

differentiates us, with our focus on leadership

in the
areas where we have chosen to compete and a business model that leverages talent and technology rather than balance sheet.

Our

main

competitors

are

the

major

global

investment

banks

(e.g.,

Morgan

Stanley

and

Goldman

Sachs)

and
corporate

investment

banks

(e.g.,

Bank

of

America,

Barclays,

Citigroup,

BNP

Paribas,

Deutsche

Bank

and

JPMorgan
Chase). We also compete with boutique investment bank

s

and fintech firms in certain regions and products.

Non-core and Legacy
In 2023, subsequent to the acquisition

of the Credit Suisse Group by

UBS, Non-core and Legacy was

created at the UBS
Group level,

to bring

together positions

and businesses,

mainly including

those of

Credit Suisse,

which are

not aligned
with the Group’s strategy and policies.
From a UBS AG consolidated perspective,

Non-core and Legacy includes the

remaining assets and liabilities of

UBS’s Non-
core and Legacy Portfolio,

previously reported in

Group Functions (now renamed

to Group Items), and

smaller amounts
of assets and

liabilities of UBS’s

business divisions that

have been assessed

as not strategic

in light of

the acquisition of
the Credit Suisse Group.

›
Refer to “Non-core and Legacy” in the “Our strategy, business model and environment” section of the UBS Group Annual Report
2023 for more information about Non-core and Legacy from a Group perspective

Group functions
The Group functions are support and control functions that provide services to the Group, focusing on effectiveness, risk mitigation and efficiency.

How we are organized
The

Group

functions

include

the

following major

areas:

Group

Services

(which

consists

of the

Group

Operations

and
Technology

Office, Corporate Services, Compliance, Regulatory & Governance, Finance, Risk Control, Human Resources,
Communications &

Branding, Legal,

the Group

Integration Office,

Group Sustainability

and Impact, and

Chief Strategy
Office) and Group Treasury.

Group Services
The vast

majority of the

support and

control functions

are fully

aligned or

shared among

the business

divisions, where
they have full management

responsibility.

By keeping the

activities of the businesses

and support and control

functions
closely

aligned,

we

improve

efficiency

and

create

a

working

environment

built

on

accountability

and

collaboration.
Virtually all costs incurred by

the support and control functions

are allocated to the

business divisions, leaving a residual
amount that we refer to

as Group Items in

our segment reporting in accordance with

IFRS Accounting Standards. Certain
activities

are

retained

centrally,

where

not

directly

related

to

the

businesses,

such

as

group

hedging

and

own

debt
activities in Group Treasury and certain other costs that are mainly related to deferred tax assets and costs relating to our legal entity transformation program.

Group Treasury
Group Treasury

manages balance

sheet structural

risk (e.g.,

interest rate,

structural foreign

exchange and

collateral
risks), as

well as

the risks

associated with

our liquidity,

capital and

funding portfolios.

Group Treasury

serves all

five
business divisions, and its risk management is integrated into the Group risk governance framework.

Annual Report 2023 |
Our business model and environment | Our

environment

12
Our environment
Market environment
Global economic developments in 2023
1
The global economy was resilient in 2023, in

spite of the steep interest rate rises by

major central banks designed to curb
inflation from the multi-decade highs reached

in 2022.
Global growth slowed only slightly, to 3.2%, in 2023, down from 3.4% in 2022. This partly reflected the strength of the
US economy, where

growth withstood higher

interest rates, tightening

bank lending standards,

and mediocre real

income
growth. US GDP growth increased to 2.5% in 2023, up from 1.9% in 2022, as job security and relatively strong balance sheets encouraged higher spending by middle-income

consumers. Economies in Europe also expanded

in 2023, though
at a slower pace. Growth in

the Eurozone slowed to 0.5%

in 2023, down from 3.4%

in 2022, as the European

Central
Bank (the ECB) repeatedly raised interest rates.

Growth in the Swiss economy slowed to

0.7% in 2023, down from 2.7%
in 2022. UK
GDP growth slowed to 0.1% in 2023,

down from 4.3% in 2022, as high inflation

and interest rate rises also
limited growth.

Growth in China

increased to 5.2%

in 2023, compared

with 3% in

2022, when its

economy was slowed

by pandemic
restrictions that were in place until late in that

year. However, cautious spending by domestic

consumers meant that the
rebound in

growth was

weaker than

had been

expected. Growth

in India

remained robust

at 7%

in 2023,

down only
slightly from 7.2% in 2022.

Inflation eased across developed economies, especially in the second half of 2023, as supply chains continued to recover from COVID-19 disruptions,

energy prices were

lower than 2022

and central

bank interest

rate rises increased

the cost
of borrowing.

US consumer

price inflation

slowed to

an annual 3.4%

in December

2023, from

6.4% in January

2023.
Inflation decelerated

even more

markedly in

the Eurozone,

to 2.9%

year over

year in

December 2023,

compared with
8.5% in

January 2023. This

trend enabled the

Federal Reserve and

the ECB

to signal

late in

2023 that

monetary tightening
had probably come to an end.
The MSCI All Country World Index

returned a 22.2% gain in 2023,

with close to half of that

gain coming in the final

two
months of

the year.

The S&P

500 rose

by 26.3%,

lifted by

optimism that

innovations in

artificial intelligence

will boost
profits and hopes that

the Federal Reserve

will cut rates swiftly in

response to falling inflation.

The FANG+ index,

which
tracks the 10 most traded US tech stocks, increased 96%

over the year. The MSCI Japan was the best-performing

major
market in

local currency

terms in 2023,

with a

return of

28.6%, its highest

in a

decade. In

Europe, the MSCI

EMU returned
18.8%. Although the Swiss and

UK markets lagged behind global

stocks, both ended the year

in positive territory,

with
returns of 5.3% and 7.7%, respectively. The weakest performance by a major market came from the MSCI China, which
lost 10.7% amid disappointment

over the pace

of the economic recovery

from pandemic restrictions

and more limited-
than-expected stimulus.

Economic and market outlook for 2024
1
Our baseline

scenario for

2024 is

for a

soft landing

in

the US

and subdued

but positive

growth in

the Eurozone.

We
expect growth in China to enter a new normal of lower,

but potentially higher-quality, growth.

We believe inflation

will continue falling

toward central bank

targets, and, as

a result, we

believe policymakers will

feel
confident enough to lower

interest rates starting

around the middle

of 2024. We expect

cuts from the Federal

Reserve,
the ECB, the

Swiss National

Bank and the

Bank of England.

In contrast, with

Japanese deflation

coming to an

end, we
expect the Bank of Japan to raise rates into positive territory for the first time since late 2015.

With regard

to growth,

we expect

the US

to slow to

a sustainable

long-term rate

of growth, due

to declining

housing
affordability and

the withdrawal

of some

government support

measures that

helped households

during the

COVID-19
pandemic. However, middle-income

consumers still appear

to have spending power,

as well as relatively

strong balance
sheets, and

we expect

demand for

labor to

remain resilient.

Overall, we

expect US

GDP growth

to remain

positive, at
around

1.1%

in

2024.

We

expect

growth

to

be

weak

in the

Eurozone,

at

0.6%,

due

to

the

lagged

effect

of higher
interest rates.

We also

expect

UK GDP

to increase

by 0.6%

in 2024,

while GDP

growth in

Switzerland

is expected

to
increase to 1.2% in 2024.

Geopolitical events

and elections

also have

the potential

to play an

outsized role

in 2024.

The US

presidential election,
the ongoing Israel–Hamas and Russia–Ukraine wars,

and the tension between the US and China could all affect markets globally. In addition, more than four billion people in more than 40 countries are set to go to the polls in 2024, including
in the US, India and, potentially,

the UK.
1
Based on sources: Haver Analytics, CEIC, National Statistic and UBS.

Annual Report 2023 |
Our business model and environment |

Regulation and supervision

13
Regulation and supervision
As a

financial services provider based

in Switzerland, the

UBS Group

is subject to

consolidated supervision by the

Swiss
Financial Market Supervisory Authority (FINMA). The

Group’s entities are

also regulated and

supervised by authorities in
each

country

where

we

conduct

business. Through

UBS AG,

Credit Suisse AG,

UBS

Switzerland AG and

Credit

Suisse
(Schweiz) AG, which

are licensed as banks in Switzerland,

UBS may engage in a full range of financial services

activities in
Switzerland

and abroad, including

personal banking,

commercial banking,

investment banking

and asset management.

As UBS is a global systemically important

bank (a G-SIB), as designated by the

Financial Stability Board, and a systemically
relevant bank (an SRB) in Switzerland, UBS Group

entities are subject to stricter regulatory

requirements and supervision
than most other Swiss banks.

›
Refer to the “Regulatory and legal developments”

and “Risk factors” sections of this report for

more information
Regulation and supervision in Switzerland
Supervision
UBS Group AG and its subsidiaries, including UBS AG, are subject to consolidated supervision by FINMA under the

Swiss
Banking Act and related ordinances, which impose standards for matters such as capital adequacy and risk diversification
rules, liquidity,

internal

control systems,

business

conduct, and

corporate

governance.

FINMA meets

its statutory

supervisory
responsibilities through licensing,

regulation, supervision and enforcement.

It is responsible for prudential supervision

and
mandates audit

firms to perform

regulatory audits

and other supervisory

tasks on its behalf.
Capital adequacy and liquidity regulation
As an internationally active

Swiss systemically important bank

(an SIB), UBS is subject

to capital and total loss-absorbing
capacity (TLAC)

requirements

at both

the group

level, for

UBS Group

AG, and

the parent

bank level,

for UBS

AG and
Credit Suisse AG, that

are based on both

risk-weighted assets (RWA)

and the leverage

ratio denominator (LRD)

and are
among the most

stringent in the

world. UBS Group AG,

UBS AG, Credit Suisse AG,

UBS Switzerland AG

and Credit Suisse
(Schweiz) AG are also subject to Swiss SIB liquidity

requirements and to minimum long

-term funding requirements.
›
Refer to the “Risk, capital, liquidity and funding,

and balance sheet” section of this report for

more information about the Swiss
SRB framework and the Swiss too-big-to-fail (TBTF)

requirements
›
Refer to “Liquidity coverage ratio” in the “Risk,

capital, liquidity and funding, and balance sheet”

section of this report for more
information about liquidity coverage ratio requirements

Regulation and supervision outside Switzerland
Regulation and supervision in the US
In the

US, UBS

is subject

to regulation

and supervision

by the

Board of

Governors

of the

Federal Reserve

System (the

Federal
Reserve Board) under a

number of laws.

UBS Group AG, UBS AG and

Credit Suisse AG

are subject to

the Bank Holding
Company Act,

pursuant to

which the Federal

Reserve Board

has supervisory

authority over

the UBS Group’s

US operations.

In addition to being

a financial holding company

under the Bank Holding Company Act,

UBS AG has US branches, which
are authorized

and supervised

by the

Office of

the Comptroller

of the

Currency (the

OCC). UBS

AG is

registered

as a
swap

dealer

with

the

Commodity

Futures

Trading

Commission

(the

CFTC),

and

registered

as

a

securities-based

swap
dealer with the Securities and Exchange Commission (the

SEC).

UBS Americas Holding

LLC, the intermediate

holding company for

our operations in

the US outside

of the UBS AG

branch
network,

as required

under

the

Dodd–Frank

Act,

is subject

to requirements

established

by

the

Federal

Reserve

Board
related to risk-based

capital, liquidity, the

Comprehensive Capital

Analysis and Review

(CCAR) stress testing

and capital
planning process, and resolution planning and governance.

UBS Bank USA,

a Federal Deposit

Insurance Corporation

(FDIC)-insured depository

institution subsidiary,

is licensed and
regulated by state regulators in Utah and is also supervised by the FDIC.

UBS Financial

Services

Inc.,

UBS Securities

LLC and

several other

US subsidiaries

of UBS

are subject

to regulation

by a
number

of

different

government

agencies

and

self-regulatory

organizations,

including

the

SEC,

the

Financial

Industry
Regulatory Authority, the CFTC,

the Municipal Securities Rulemaking Board

and national securities exchanges,

depending
on the

nature of

their business.

Certain of

our activities

in the

US are

subject to

regulation by

the Consumer

Financial
Protection Bureau.
Regulation and supervision in the UK
Our regulated UK operations are mainly

subject to the authority of the Prudential Regulation

Authority (the PRA), which
is part

of the

Bank of

England, and

the Financial

Conduct Authority

(the FCA).

We are

also subject

to the

rules of

the
London Stock Exchange and other securities and commodities exchanges of which UBS AG is a member.
UBS AG has a UK-registered branch, UBS AG

London Branch, which serves as a global booking

center for the Investment
Bank. Our regulated subsidiaries that

provide asset management services are

authorized and regulated by the FCA.

UBS
Asset Management Life Ltd is authorized and regulated by

the FCA and subject to the authority of the PRA.

Annual Report 2023 |
Our business model and environment |

Regulation and supervision

14
Regulation and supervision in Germany and the EU
UBS Europe SE, headquartered

in Germany,

is subject to the direct

supervision of the European Central

Bank, as well as
to

continued

conduct,

consumer

protection

and

anti-money-laundering-related

supervision

by

the

German

Federal
Financial Supervisory

Authority (BaFin)

and supervisory

support by

the German

Bundesbank. The

entity is subject

to EU
and

German

laws

and

regulations.

UBS

Europe

SE

maintains

branches

in

Denmark,

France,

Italy,

Luxembourg,

the
Netherlands,

Poland,

Spain,

Sweden

and

Switzerland

and

is

subject

to

conduct

supervision

by authorities

in

all

those
countries.
Regulation and supervision in Asia Pacific
We operate

in numerous

locations in Asia

Pacific, including

Singapore, the

Hong Kong SAR,

mainland China,

Australia
and Japan. The

operations in these

locations are subject

to regulation and

supervision by local

financial regulators.

Our
Asia Pacific regional hubs are in Singapore

and the Hong Kong SAR.
In

Singapore,

UBS AG

Singapore

Branch,

UBS

Securities

Pte

Ltd

and

UBS

Asset

Management

(Singapore)

Ltd

are
supervised by the Monetary Authority of Singapore and the

Singapore Exchange.
In the Hong Kong SAR, UBS

AG Hong Kong Branch is supervised

by the Hong Kong Monetary

Authority. UBS Securities
Hong Kong Limited, UBS Securities Asia Limited and UBS Asset Management (Hong Kong) Limited

are supervised by the
Hong Kong

Securities

and Futures

Commission. In

addition, UBS

Securities

Hong Kong

Limited

is supervised

by Hong
Kong Exchanges and Clearing Limited.

In mainland China, we have

multiple licenses to operate the

business lines of UBS AG, and

the various entities are subject
to regulation by a number of different government agencies. The People’s Bank of China oversees China’s macro capital markets policies and ensures coordinated supervisory

approaches by the National Administration of

Financial Regulation
(the China Banking and Insurance Regulatory Commission until May 2023), the China Securities Regulatory Commission and a number of exchanges.

In

Australia,

UBS AG

Australia

Branch

is

supervised

by

the

Australian

Prudential

Regulation

Authority,

the

Australian
Securities

and

Investments

Commission,

the

Australian

Transaction

Reports

and

Analysis

Centre,

the

Reserve

Bank

of
Australia, and the

Australian Securities

Exchange. UBS Securities

Australia Limited

and UBS Asset

Management Limited
are supervised by the Australian Securities and Investments Commission, the Australian Transaction Reports and Analysis
Centre, and the Australian Securities Exchange.

In Japan,

UBS Securities

Japan Co.,

Ltd. is

supervised by

the Financial

Services Agency

and the

Japan Exchange

Group.
UBS AG Tokyo

Branch is

supervised by

the Financial

Services Agency

and the

Bank of

Japan. UBS

SuMi TRUST

Wealth
Management Co.,

Ltd is

supervised by

the Financial

Services

Agency and

the Japanese

Ministry of

Finance.

UBS Asset
Management (Japan) Ltd and UBS Japan Advisors Inc. are

supervised by the Financial Services Agency.

Financial crime prevention
Combating money laundering and terrorist financing has been a major focus of many governments in recent years. Laws
and regulations, including the Swiss Banking Act and the US Bank Secrecy Act, require effective policies, procedures and controls to detect,

prevent and report

money laundering and

terrorist financing, and

the verification of client

identities.
Failure to introduce

and maintain adequate

programs to prevent

money laundering and

terrorist financing can

result in
significant legal and reputational risk and fines.
We are

also subject

to laws

and regulations

prohibiting

corrupt or

illegal payments

to government

officials and

other
persons, including

the US

Foreign Corrupt

Practices Act

and the

UK Bribery

Act. We

maintain policies,

procedures and
internal controls intended to comply with those regulations.
›
Refer to “Non-financial risk” in the “Risk

management and control” section of this report for more information
Data protection
We

are

subject

to

regulations

concerning

the

use

and

protection

of

customer,

employee,

and

other

personal

and
confidential information. This includes provisions under Swiss law, the EU General Data Protection Regulation (the GDPR)
and laws of other jurisdictions.
›
Refer to the “Risk factors” section of this report for

more information about regulatory change
Recovery and resolution
Swiss TBTF legislation

requires each Swiss

SRB to establish

an emergency plan

to maintain systemic

functions in case

of
impending insolvency. In response to these Swiss requirements and similar ones in other jurisdictions, UBS has developed recovery plans and

resolution strategies, as

well as plans

for restructuring or

winding down businesses

if the firm could
not otherwise be stabilized.

UBS crisis management framework

Incident management
Risk and crisis management
Recovery and resolution
Governance body
Group Crisis Task Force
GEB and BoD
Execution body
Incident management teams
Global task forces
Recovery task forces
Support / infrastructure
Business as usual
Business continuity management teams
Plans
Monitoring and early-warning indicators
Crisis management protocols and playbooks
Contingency funding plans
Recovery plans
Resolution strategies
Point of non-viability
Operational risk framework triggers
Liquidity triggers
Recovery triggers
Recovery
Resolution
Level of stress
Scale of response needed

Annual Report 2023 |
Our business model and environment |

Regulation and supervision

15
In 2013, FINMA

stated its

preference for

a single point

of entry

(an SPE)

strategy for globally

active SRBs,

such as

UBS,
with a bail-in

at the group

holding company level.

UBS has made

structural, financial and operational

changes to facilitate
an SPE strategy and

is confident that

a resolution of

the bank is

operationally executable and legally

enforceable. In 2023,
UBS

acquired

the

Credit

Suisse

Group

and

merged

Credit

Suisse

Group AG

into

UBS

Group AG.

A

bail-in

remains
operationally executable for

the combined UBS Group

and an SPE resolution

strategy remains the preferred

strategy for
UBS.
FINMA evaluates the recovery and resolution plans of Swiss SRBs on a regular basis. In its most recent assessment, which was published in April 2023 and based on year-end 2022 information, FINMA re-confirmed that UBS’s Swiss emergency
plan is

effective, the

recovery plan

has been

approved and

that UBS

fulfills all

resolvability criteria.

This assessment

did
not reflect the combined organization

and the respective plans will need to

be amended and approved for the new

and
combined Group. FINMA

will review its

resolvability assessment of

the combined UBS

Group as

the integration progresses.
A new, interim assessment is expected to be published

by FINMA at the end of the second quarter of 2024.
Crisis management framework
The UBS Group’s crisis management framework

assigns responsibility and actions depending on the

nature of the stress
incident and the scale of the response needed.
–
For incident,

risk and

crisis

management,

the Group

Crisis Task

Force

works with

incident management

teams that
provide monitoring and early-warning

indicators at the local /

regional level, without needing

to activate protocols at
the Group

level. If

a local

response is

insufficient, global

task forces

and crisis

management teams

provide decision-
making

guidance

and

coordination,

including

crisis

management

plans,

protocols

and

playbooks,

and

contingency
funding plans.
–
The Group Executive Board (the GEB) and the Board of Directors

(the BoD) would evaluate and decide upon the need
to activate

the Global

Recovery

Plan (the

GRP) if

a stress

event reached

a severity

requiring activation

based on

the
GRP’s recovery risk indicators.
–
FINMA has the authority

to determine whether the

point of non-viability (the

PONV), as defined by

Swiss law, has been
reached and, as part of the resolution plan, has the power to order the bail-in of creditors to recapitalize and stabilize
the Group, limit payments of dividends and interest, alter our legal structure, take actions to reduce business risk, and order a restructuring of the bank.

Annual Report 2023 |
Our business model and environment |

Regulation and supervision

16
Global Recovery Plan

The GRP

provides a

tool to

restore financial

strength if

UBS comes

under severe

capital or

liquidity stress.

Quantitative
and qualitative triggers are monitored daily and are

subject to predefined governance and escalation processes. Recovery options

are

linked

to

owners

and

checklists,

with

the

objectives

of

preserving

capital,

raising

capital

or

liquidity,

or
disposing of or winding down businesses.
Global Resolution Strategy
FINMA is required

to produce

a global resolution

plan for UBS.

The plan

includes setting out

measures that

FINMA can
take to resolve

UBS in

an orderly manner

if the

UBS Group enters

resolution. The SPE

bail-in strategy would

involve writing
down the UBS

Group’s remaining equity and

additional tier 1 and

tier 2 instruments, as well

as the bailing

in of the

TLAC-
eligible senior unsecured

bonds at the

UBS Group AG

level. An internal

recapitalization of

undercapitalized subsidiaries
would

be

executed

simultaneously

with

losses

transmitted

to

UBS AG

or

Credit

Suisse AG,

and,

ultimately,

UBS
Group AG. Post-resolution restructuring measures could

include disposals or wind-down of businesses and assets.
Local recovery and resolution plans
The Swiss

emergency plans demonstrate

how UBS’s

systemically important functions

and critical

operations in

Switzerland
can continue if

the UBS Group

cannot be restructured.

This is achieved

mainly by operating

the Swiss-booked

business
in separate legal entities, including

UBS Switzerland AG, and by maintaining

sufficient capital and liquidity to

ensure their
continued operation.

The US resolution plans set

out the steps that could be taken

to resolve the US intermediate

holding companies (the US
IHCs), including UBS Americas Holding LLC, and their subsidiaries,

if they suffered material financial distress and the UBS
Group was unable or

unwilling to provide

financial support. As

such and as required

by US regulations, our

US plan for
UBS Americas

Holding LLC

contemplates that

the US

IHC will commence

US bankruptcy

proceedings. Prior

to this,

the
plan envisages the US IHC downstreaming financial resources

to their respective subsidiaries to facilitate an orderly wind-
down or disposal of businesses.

UBS Europe

SE

updates

a

local

recovery

plan

annually

based

on

European

Central

Bank

requirements,

and

resolution
planning information and capabilities based on

Single Resolution Board requirements. On the basis

of such information,
the

Internal

Resolution

Team,

composed

of

members

of

the

Single

Resolution

Board,

produces

a

resolution

plan

for
UBS Europe SE.

Other local recovery and resolution plans

exist for various UBS AG entities and jurisdictions.
Regulatory trends
In

2023,

regulatory

policy

was

strongly

impacted

by

the

banking

turmoil

in

March,

with

financial

stability

concerns
returning

to

the

forefront,

followed

by

renewed

discussions

around

the

effectiveness

of

too-big-to-fail

/

resolution
frameworks

and

subsequent

initial

lessons

drawn

being

discussed

throughout

the

year.

While

the

reviews

by
supranational standard-setters

and in

Switzerland generally

upheld the

appropriateness

of the

international regulatory
and resolution frameworks, certain themes requiring further

attention were identified with additional analyses ongoing.
The

digitalization

of banking

and corresponding

policy

responses

continued

throughout

2023,

with attention

paid to
systemic risks, market integrity, investor

protection and cross-border aspects

related to digital assets. Initial

policy efforts
started

on

decentralized

finance.

In

the

meantime,

most

major

central

banks

increased

their

engagement

related

to
central bank digital currencies.

New capabilities and wider

adoption of artificial intelligence (AI)

have resulted in increased
regulatory focus on the

topic, particularly regarding

sound governance frameworks,

safety and fairness. The

large-scale
use of both traditional and non-traditional data by AI

models has given rise to questions around the adequacy

of existing
data legislation

and in

some jurisdictions will

likely result

in enhanced

protections. Separately, many

jurisdictions continued
to make data more available across sectors, with a focus

on open finance.
Sustainable finance and climate-related financial

risks remained a key

focus for policymakers in

2023, where we observed
noteworthy activity in

the areas of

corporate and product

disclosures for climate-related

financial risks, specifically

relating
to banks’ governance, strategy and risk management, as well as efforts to standardize and harmonize regulations across different jurisdictions. Policymakers advanced guidelines

related to nature and

biodiversity topics by intensifying

the focus
on disclosures, risk management and

quantification methodologies. Furthermore, we observed ongoing regulatory policy
related to net-zero financing, while transition planning started to become an important focus topic for policymakers. On the topic of products regulation, regulatory initiatives continued

to focus on carbon and carbon markets and addressing
issues related

to greenwashing.

Lastly, we

saw increased

regulatory attention

paid to

solutions related

to social

impact
investing and blended finance.

Annual Report 2023 |
Our business model and environment |

Regulation and supervision

17
The national

implementation of

the Basel III

requirements continued

to be

an important

focus area.

The authorities

in
Switzerland issued

rules to

implement the

final standards

into Swiss

law, and

US banking

regulators launched

a public
consultation in 2023. Switzerland has confirmed the effective date for the revised rules as 1 January 2025. Although the
EU is

still targeting

implementation by

January 2025,

the UK

and the

US have

delayed the

application until

July 2025,
with the US also

including a three-year transition

timeline. Differences in the implementation

timelines and in the

content
of the provisions remain a challenge for globally active banks.
In addition, regulatory

authorities continued to

refine existing regulations,

including efforts to

strengthen the anti-money-
laundering guidelines

on beneficial

ownership and

work

on enhancing

third-party

risk management,

with operational
resilience remaining a key issue. The focus on retail

investor protection sharpened, in particular in asset management.

In
the US, retail investor protection features became a component of an ongoing broader equity market reform. In the UK,
reviews of the Senior Managers and Certification Regime focused on determining whether the regime delivers against its
original aim and how it can be improved.

Finally, in light of increasing risks,

non-bank financial intermediation remained
a topic of concern with national and supranational policymakers.
We believe the continued adaptations made to our business model and our proactive management of regulatory change
put us in a strong position

to absorb upcoming changes

to the regulatory environment.

We trust that our strengthened
position as a combined organization will allow us to cope

with any potential challenges.
›
Refer to the “Regulatory and legal developments”

and the “Risk, capital, liquidity and funding,

and balance sheet” sections of this
report for more information
Regulatory and legal developments
Developments related to the acquisition of the Credit Suisse

Group and the banking turmoil in March 2023
Key developments in Switzerland
Based on the emergency

ordinance issued by the

Swiss Federal Council in

connection with the

acquisition of the Credit
Suisse Group

on 16 March

2023, as amended

on 19 March

2023, (the Emergency

Ordinance), UBS

Group AG entered
into a loss protection agreement (an LPA)

with the Swiss Confederation, with an effective date of 12 June 2023. As part of

this

agreement,

the

Swiss

Confederation

would

have

borne up

to

CHF 9bn

of

losses,

if

realized,

on

a

designated
portfolio of Credit Suisse’s non-core assets

after the first CHF 5bn of losses, which would have

been borne by UBS.
Under the Emergency

Ordinance, UBS AG

and Credit

Suisse AG also

had access to

additional liquidity

assistance loans,
the Emergency Liquidity Assistance Plus (ELA+) loans, provided by the Swiss National Bank

(the SNB) of up to CHF 100bn
on a combined

basis, with

the loans

under the

facility having

preferential rights

in bankruptcy

proceedings. The

Credit
Suisse Group was also allowed to borrow up

to an additional CHF 100bn from the SNB backed

by a Swiss federal default
guarantee,

the Public Liquidity Backstop

(the PLB), with the loans having preferential rights

in bankruptcy proceedings.
On 11 August 2023, UBS Group AG voluntarily terminated the LPA and the PLB. After reviewing all assets

covered by the
LPA since the closing of the

Transaction in June 2023 and

taking the appropriate fair

value adjustments, UBS concluded
that the LPA was no

longer required. All loans

under the PLB were

fully repaid by the

Credit Suisse Group as

of the end
of May 2023

and Credit Suisse AG

fully repaid the

outstanding ELA+ loans

on 10 August 2023.

As of 31 December

2023,
Credit Suisse (Schweiz) AG had a total of CHF 38bn outstanding under the Emergency Liquidity Assistance facility, which is fully collateralized by Swiss mortgages.
In parallel with

the measures

taken by

the Swiss

Confederation in

March 2023,

the Swiss

Financial Market

Supervisory
Authority (FINMA) also ordered a write-off of CHF 15.8bn principal amount of Credit Suisse Group AG’s additional tier 1
(AT1) instruments.
In May 2023,

the Swiss

Federal Department

of Finance

mandated a group

of experts

on banking

stability to assess

the
role

of

banks

and

the

legal

and

regulatory

framework

related

to

the

stability

of

the

Swiss

financial

center.

The
corresponding report,

published in

September 2023,

concluded that

Swiss capital

regulations are

working as

intended
and

that

there

is

no

need

for

a

major

revision.

However,

the

report

sees

a

need

for

reforms

with

regard

to

banking
supervision

and

proposes

that

the

relevant

authorities

be

granted

broader

powers.

Furthermore,

the

report

suggests
improvements regarding liquidity regulations, including a proposal to extend the supply of liquidity in the case of a crisis.
The

report

also

suggests

that

Swiss

authorities

should

make

improvements

with

regard

to

crisis

preparation

and
management.

Annual Report 2023 |
Our business model and environment |

Regulatory and legal developments

18
In

June

2023,

the

Swiss

Parliament

formed

a

parliamentary

inquiry

committee

that

is

mandated

to

investigate

the
legitimacy, expediency and

effectiveness of the

management of the competent

authorities and bodies

in the context

of
the

events

involving

the

Credit

Suisse

Group.

The

committee

will

report

to

the

Swiss

Parliament

on

the

results

of

its
investigation and will

propose measures to

remedy any identified

deficiencies. We

expect the results

to be published

in
the

fourth

quarter

of

2024.

The

conclusions

by

the

inquiry

committee

may

include

potentially

significant
recommendations, which could result in more stringent regulation.
In December 2023, FINMA

published a report on

the case of

Credit Suisse that analyzed

the development of Credit

Suisse
in recent

years and

examined

its supervisory

work with

the bank.

In addition,

FINMA

noted in

its report

a number

of
lessons to

be learned,

calling for

a stronger

legal basis,

specifically for

instruments such

as a

Senior Managers

Regime,
the

power

to impose

fines,

and more

stringent

rules regarding

corporate

governance.

Furthermore,

FINMA explained
that it

will adapt

its supervisory

approach in

certain areas

and will

step up

its review

of whether

stabilization measures
are ready to be implemented.

The findings of the

group of experts and the

lessons drawn by FINMA include

recommendations that could result in

more
stringent

regulation,

and

will

be

considered

by

the

Swiss

Federal

Council

in

its

next

report

on

systemically

important
banks, which is to be presented by April 2024.
Key developments in the US
In May 2023, the

Federal Reserve Board

and the Federal Deposit

Insurance Corporation (the

FDIC) released reports

that
covered the

circumstances leading

to the

closing of

certain banking

organizations following

the events

in the

banking
market in March 2023. The reports noted shortcomings in the supervisory agencies’ execution of examination programs,
including escalation

of supervisory

issues and

staffing. They

also raised

concerns related

to the

regulatory

framework,
including the Federal Reserve’s Tailoring Rule and other topics, such as interest rate risk management. UBS expects these developments to impact the regulatory environment

in the US, where UBS has significant

operations.
In November

2023, the

FDIC approved

a final rule

to implement

a special

assessment to

recover losses

incurred by

the
Deposit Insurance

Fund in

connection with

the failures

of Silicon

Valley Bank

and Signature

Bank in

March 2023.

The
assessment

is

based

on

the

estimated

uninsured

deposits

of

each

depository

institution

at

the

end

of

2022.

The
assessment will

be collected

over an

eight-quarter

period that

started in

January 2024.

In the

fourth quarter

of 2023,
UBS Bank USA recorded a charge for the full amount of

its estimated assessment of USD 60m.
Key developments at the supranational level
In October 2023,

the Basel Committee

on Banking Supervision

(the BCBS) released

a report

on the causes

of the 2023
banking turmoil. The BCBS argues that

while the distress of various banks

in March 2023 reflected

idiosyncratic factors,
recurring

themes

can

be

grouped

into

three

broad

categories:

bank

risk-management

practices

and

governance
arrangements; strong and effective

supervision; and robust regulatory standards.

Also in October

2023, the

Financial Stability

Board (the

FSB) identified

in a review

several areas

related to

the effective
operationalization and implementation

of the international

resolution framework that

merit further attention as

part of
future work, but concluded that recent events demonstrate

the soundness of the framework.
No concrete changes to the Basel

standards or the FSB framework

are proposed at this stage, but the

follow-up work is
particularly focused

on strengthening

supervisory effectiveness,

liquidity risk,

interest rate

risk in the

banking book

and
the effectiveness of the resolution frameworks.
Developments regarding capital and liquidity adequacy

and TBTF frameworks
Developments related to liquidity adequacy
In September

2023, the

Swiss Federal

Council adopted

a dispatch

and draft

legislation on

the introduction

of a

public
liquidity

backstop

for

systemically

important

banks

(SIBs),

which

was

initially

implemented

as

part

of

the

Emergency
Ordinance. The proposed legislative changes aim to

establish the public liquidity backstop

as part of ordinary law

in order
to enable the Swiss

government and the SNB

to support an

SIB domiciled in Switzerland

with liquidity in the

process of
resolution, in

line with

other financial

centers. The

introduction of

the public

liquidity backstop

is intended

to increase
the confidence of market

participants in the ability of

SIBs to be successfully

recapitalized and remain

solvent in a crisis.
Furthermore, the draft legislation

provides that SIBs

will pay the

Swiss Confederation an

annual fee to

mitigate a potential
impact on competition

and to compensate

the Swiss

Confederation for

its guarantee

to the SNB

of the

public liquidity
backstop,

if required.

In addition

to the

public liquidity

backstop, the

proposed legislative

changes would

enact into

ordinary law

additional
provisions contained in

the Emergency Ordinance,

including mandated clawback

of variable compensation

in the event
that government support is provided to an SIB.

Annual Report 2023 |
Our business model and environment |

Regulatory and legal developments

19
The legislative changes are expected to come into force by January 2025, at the earliest,

as in November 2023, the Swiss
Parliament suspended

discussions on

the public

liquidity backstop

until the

presentation of

the Swiss

Federal Council’s
report on systemically important banks.
Furthermore, FINMA communicated

in the third

quarter of 2023

the liquidity requirements

arising from the

revisions to
the

Swiss

Liquidity

Ordinance,

with

the

aim

of

strengthening

the

resilience

of

SIBs

in

Switzerland.

The

affected

legal
entities of the UBS Group are compliant with these requirements,

which became effective on 1 January 2024.
Developments related to capital adequacy
In July 2023, US banking regulators,

including the Federal Reserve

Board, the FDIC and the

Office of the Comptroller

of
the Currency

(the OCC), issued

a public consultation

on a proposal

that would

implement the

final components of

the
Basel III capital standards for US banking organizations and foreign-owned intermediate holding companies, such as UBS
Americas Holding

LLC and

Credit Suisse

Holdings (USA),

Inc. Among

other matters,

the proposed

rules would

end the
use of

the internal

model approach

for credit

risk by

the largest

banking organizations

and would

introduce instead

a
new

standardized

approach.

In

addition,

the

proposed

rules

for

operational

risks

would

replace

the

advanced
measurement approach

with a

standardized

measure. The

proposal calls

for a

three-year

transition period,

starting on
1 July 2025, and full implementation by 1 July 2028. We currently estimate that the proposed rule changes would result
in increased capital requirements

for our US-based intermediate holding companies

if implemented as proposed.
In November

2023, the

Swiss Federal

Council adopted

amendments to

the Capital

Adequacy Ordinance

(the CAO)

for
banks to

incorporate the

final Basel III

standards adopted

by the

BCBS in

Swiss law.

The amended

CAO will

enter into
force on

1 January 2025. The

final degree

of alignment

between the

Swiss implementation and

those in

other jurisdictions
remains

uncertain

at

this

stage.

Although

EU

legislators

target

implementation

by

January

2025, the

implementation
timelines in the UK and

the US have been

delayed until July 2025.

The Swiss Federal Department

of Finance will inform
the Swiss

Federal Council about

the status of

international implementation by

the end of

July 2024. We

currently estimate
that the revised Basel III framework will lead

to a further net increase in

risk-weighted assets of approximately USD 25bn,
of

which

USD 10bn

is

in

Non-core

and

Legacy.

This

estimate

is

based

on

static

balances,

before

taking

into

account
mitigating actions, as well as not reflecting the impact of

the output floor, which is phased in over time.
Developments related to TBTF frameworks
In

August

2023,

the

Federal

Reserve

Board

and

the

FDIC

issued

joint

proposals

on

long-term

debt

requirements

and
resolution

planning

guidance

for

large

banks.

The

long-term

debt

proposal

would

require

certain

large

bank-holding
companies, intermediate holding companies

and insured depositories with

USD 100bn or more in

total assets to

maintain
a minimum amount of long-term debt, intended

to enhance the resilience and resolvability

of such organizations. Large
banking organizations would also be

prohibited from certain activities that could

complicate the resolution or would lead
to contagion risks.

If the proposals are

implemented, UBS Bank

USA would be

subject to the

long-term debt requirement,
which would be

incremental to

the requirements

already imposed

upon its parent

organization, UBS

Americas Holding
LLC. The resolution

planning guidance

proposed by

US banking regulators

would cover

our US-based

entities and calls
for certain enhancements in the requirements

of the submitted resolution plans.
In November 2023, the FSB published the 2023 list of global

systemically important banks (G-SIBs). UBS has been moved
from Bucket

1 to

Bucket 2,

corresponding to

an increased

FSB common

equity tier

1 capital

surcharge requirement

of
1.5%

from

1.0%,

effective

from

1 January

2025.

Credit

Suisse

has

been

removed

from the

list.

As UBS

is

subject

to
higher requirements under the Swiss CAO, the change does

not affect the capital requirements applicable to UBS.

In February 2024, the FSB published its

Peer Review of Switzerland, which examines Switzerland’s implementation of the
FSB’s

TBTF

reforms

for

G-SIBs.

The

review

states

that

although

Swiss

authorities

have

made

important

steps

toward
implementing an

effective TBTF

regime for

G-SIBs, additional

steps can

be taken

to further

strengthen the

Swiss TBTF
framework.

Recommendations

include

increasing

supervisory

resources,

strengthening

early

intervention

powers

and
enhancing the recovery and resolution regime.

Annual Report 2023 |
Our business model and environment |

Regulatory and legal developments

20
Developments regarding climate-related financial

risks and sustainable finance
In 2023, the Swiss

National Council discussed

the revision of

the Act on

the Reduction of

CO
2

Emissions (the CO
2

Act),
which contains

measures to

halve greenhouse

gas emissions

by 2030

compared

with 1990.

The proposal

is based

on
supplementing the

existing

CO
2

Act with

additional

incentives

to reduce

emissions

in different

industry

sectors

of the
economy. For the

financial sector, it

contains a provision

mandating FINMA and

the SNB to

regularly assess climate-related
financial risks

in the

financial sector

and to

report the

results,

as well

as potential

measures,

to the

Swiss government.
FINMA is currently collecting

the data from the

financial sector in

order to be able

to carry out

the assessment in

2024.
It is expected that the proposal will be formally adopted by the

Swiss Parliament in spring 2024.

In June 2023, the Swiss electorate voted in favor of the

new Climate and Innovation Act (the CI Act). The CI

Act defines
a net-zero-by-2050 target

for Switzerland, including

interim targets for

selected sectors of

the Swiss economy

covering
scope 1

and

2

emissions.

In

addition,

each

Switzerland-domiciled

company

is

required

to

set

a

net-zero

target

by
1 January 2025. The CI Act

also contains provisions for

public funding to replace aged

heating systems in buildings and
for application of innovative technologies within companies.

Article 9 of the CI Act requires the financial

sector to make
an effective contribution to the transition to net zero and sets the general goal of the alignment of financial resources to climate-friendly outcomes. Specific measures to achieve

the targets will be proposed in the CO
2

Act.
In December 2023, the Swiss Parliament added a provision on greenwashing to the Unfair Competition Act under which companies are required

to make truthful and

clear statements in

relation to their

climate impact that

can be substantiated
by objective and verifiable bases.
Also in December 2023, the Swiss Federal Council announced that it intends to further improve climate transparency for financial products and to further

develop the voluntary Swiss Climate

Scores (the SCS), which were

introduced in 2022.
The SCS

provide investors

with information

about the

extent to

which their

financial investments

are compatible

with
climate goals. The updated SCS, which will apply from 1 January 2025, will continue to prescribe disclosures by financial institutions

on

climate

alignment

and

climate

change

mitigation

characteristics

of

financial

products

and

will

newly
prescribe disclosure of exposures to renewable energy. UBS

has committed to the voluntary use of the SCS.
In October

2023, the

Federal

Reserve

Board, the

OCC and

the FDIC

approved guidance

on the

principles for

climate-
related

financial

risk

management.

The

final

principles

describe

how

climate-related

risks

can

be

addressed

in

the
management

of

traditional

financial

risks.

The

principles

cover

six

areas:

governance;

policies,

procedures

and

limits;
strategic planning; risk management; data, risk measurement and reporting; and scenario analysis. The guidance applies to our US-based operations. UBS is evaluating the guidance to ensure the principles are addressed by the relevant Group practices.
In June 2023,

the International Sustainability Standards

Board (the ISSB)

finalized its first

set of requirements

for corporate
disclosures

regarding

sustainability

matters:

IFRS S1

and

IFRS S2.

IFRS S1

addresses

the

disclosure

of

a

company’s
sustainability-related risks and

opportunities. IFRS S2 addresses the

disclosures for the

governance processes, controls

and
procedures an

entity uses

to monitor,

manage and oversee

climate-related risks and

opportunities and

the entity’s strategy
for managing

risks and

opportunities.

The

standards

incorporate

the recommendations

of the

Task

Force

on Climate-
related Financial

Disclosures (the

TCFD). These

ISSB standards

have been

available for

use from

January 2024

onward.
UBS’s

implementation

of

the

standards

will

depend,

among

other

factors,

on

whether

the

standards

are

adopted

in
jurisdictions in which UBS files financial reports.
In October

2023, the

EU finalized

the first

set of

cross-sectoral

European Sustainability

Reporting Standards

(the ESRS)
under the Corporate Sustainability Reporting Directive. In addition to general disclosures and requirements,

the ESRS

set
out

disclosure

requirements,

which

are

subject

to

a

materiality

assessment

that

is

contingent

on

external

assurance,
effectively allowing companies

to focus

on reporting

sustainability factors that

are material

to their

businesses. Companies
that were previously subject to the Non-Financial Reporting Directive and large non-EU listed companies with more than
500 employees, including UBS, are

required to begin reporting under the

ESRS for the 2024 financial year,

with the first
reports to

be published

in 2025.

The European

Commission will

develop and

adopt additional

sector-specific reporting
standards by June 2026.
In March 2024, the

US Securities and

Exchange Commission (the

SEC) released the

final rules regarding

climate-related
disclosures

for

investors.

The

rules

will

require

certain

firms,

including

UBS,

to

disclose

qualitative

and

quantitative
information on the firm’s exposures

to climate-related risks and

risk management practices. The

rules are anticipated to
be effective for filings for the 2025 financial year.

Annual Report 2023 |
Our business model and environment |

Regulatory and legal developments

21
Other developments in Switzerland
In June 2023, the Swiss electorate voted in favor of the introduction of a minimum corporate tax rate of 15% applicable to companies with a consolidated turnover of

more than EUR 750m, as stipulated by

the Global Anti-Base Erosion Model
Rules (Pillar Two) of

the Organisation for Economic Co-operation and

Development. In December 2023, the

Swiss Federal
Council decided on a partial adoption in Switzerland, by way of an ordinance, and, as a result, a domestic minimum top-
up

tax

regime

became

effective

from

1 January

2024,

ensuring

a

Swiss

local

minimal

tax

burden

of

at

least

15%.
Switzerland will not implement any top-up tax regime in 2024 with respect to non-Swiss taxation below 15%. The Swiss
Federal Council will

further observe

international developments

and decide at

a later stage

if and when

any top-up tax
with respect

to non-Swiss

taxation below

15% will

be introduced

in Switzerland. UBS

does not

expect the

implementation
of global minimum taxation in Switzerland to materially

impact its effective tax rate.
In

August

2023,

the

Swiss

Federal

Council

launched

a

consultation

on

a

bill

to

strengthen

the

Swiss

anti-money-
laundering framework,

with the

aim of

reinforcing the

integrity and

competitiveness

of Switzerland

as a

financial and
business location.

The measures

aim to

comply with

the international

standards of

the Financial

Action Task

Force (the
FATF). Among other matters, key elements of the proposal include the introduction of a non-public register managed by
the Federal Department of Justice

and Police containing information about

the beneficial owners of

companies and other
legal

entities

in

Switzerland,

as

well

as

due

diligence

requirements

for

activities

with

an

increased

risk

of

money
laundering. In the context of the Swiss anti-money-laundering framework, the FATF also acknowledged in October 2023 the progress made

by Switzerland, especially

with the revision

of the Anti-Money

Laundering Act adopted

in March 2021.
In November

2023, the

Swiss Federal

Council adopted

an amendment

to the

Financial Market

Infrastructure

Act that
enacts a measure aimed at protecting

the Swiss stock exchange infrastructure

into Swiss law with effect

from 1 January
2024. This ruling

followed the

EU’s decision to

withdraw equivalence

for the Swiss

stock exchange regulation

in 2019.
The protective measure enables

EU firms to

trade Swiss shares on

the Swiss trading venues,

even without EU equivalence.
In the event of equivalence recognition by the EU, the

measure may be deactivated at any time.
In the first

quarter of 2023,

the Swiss Federal

Council implemented the

remaining measures of

the 9th and

10th sanctions
packages imposed

by the

EU against

Russia in

December 2022

and February

2023, respectively.

The measures

include
additional export restrictions and more detailed reporting

obligations with regard to frozen assets.

In August 2023,

the Swiss Federal

Council adopted the

EU’s 11th package

of sanctions against

Russia, which was

partially
adopted by Switzerland in June 2023 by expanding the sanction lists. As part of the 11th sanctions package, the EU has
created a specific legal

basis for an instrument to

prevent the evasion of sanctions.

The Swiss Federal Council emphasized
its determination

to take

effective action

against the

evasion of

sanctions and

will examine

the implementation

of this
instrument in the event

of its actual application

by the EU. In

addition, Switzerland joined

the EU in imposing

sanctions
at Moldova’s

request and

against Belarus,

in view

of its

continued involvement

in Russia’s

ongoing military

aggression
against Ukraine.
In September 2023,

the Swiss Federal Council

issued sanctions measures in

connection with the

delivery of Iranian drones
to Russia. The sale,

supply, export and

transit of components

used in the construction

and production of

drones is now
prohibited. In January 2024,

the Swiss Federal Council

adopted the measures of

the EU’s 12th sanctions

package relevant
to Switzerland

,

following the

expansion of

the sanction

lists by

Switzerland

in December

2023. The

measures include
import bans

on certain

goods

that generate

significant revenue

for Russia,

as well

as certain

bans in

the financial

and
services

sectors.

In

February

2024,

the

Federal

Department

of

Economic

Affairs,

Education

and

Research

adopted
measures of

the EU’s

13th sanctions

package, which

target, among

others, individuals,

entities and

organizations that
are

operating

in

Russia’s

military-industrial

complex

and

that

are

involved

in

supplying

defense

equipment

from

the
Democratic People’s Republic of Korea, as well as officials from the occupied territories of Ukraine.
UBS’s sanctions

programs are

designed to

comply with

sanctions across

multiple jurisdictions,

including those

imposed
by the United Nations, Switzerland, the EU, the UK and the

US.
The revised

Swiss Federal

Data Protection

Act and

the corresponding

Data Protection

Ordinance entered

into force

on
1 September 2023. The revised law represents a fundamental reform that strengthens the rights of consumers regarding their data by

enhancing the transparency and

accountability rules for

companies processing data, among

other measures.
In addition, it seeks to

align Swiss data protection law with

the EU General Data Protection Regulation,

in order to ensure
continued cross-border transmission of data with EU Member

States.
Other developments in the US
In October 2023, the Federal Reserve Board,

the FDIC and the OCC adopted revisions

to their regulations implementing
the Community Reinvestment Act (the CRA). The CRA encourages banks to meet the credit needs of the communities in
which they do business, with a focus on low- and moderate-income communities. The final rule will implement separate evaluations

for

retail

lending,

retail

services

and

products,

community

development

financing,

and

community
development services

for banks

with over

USD 2bn in

total assets.

For large

banks with

over USD 10bn

in total

assets,
the evaluation of retail services

and products will cover

digital delivery systems. The final

rule also updates requirements
on the reporting of exposures. The rule has an implementation date of

1 April 2024, with additional phase-in periods for
general

provisions

and

reporting

that

extend

out

to

April

2027.

UBS

Bank

USA

expects

a

modest

level

of

increased
monitoring and reporting requirements

.

Annual Report 2023 |
Our business model and environment |

Regulatory and legal developments

22
In

October

2022,

the

SEC

adopted

rules

requiring

US

national

securities

exchanges,

including

the

New

York

Stock
Exchange (the NYSE) and Nasdaq, to adopt listing standards that require issuers to adopt and enforce a policy to recover from

executive

officers

incentive

compensation

received

based

on

attainment

of

a

financial

reporting

measure

in

the
event

that

the

issuer

is

required

to

prepare

an

accounting

restatement

of

financial

statements

due

to

material

non-
compliance with financial reporting requirements. The SEC approved the listing standards promulgated by the NYSE and
Nasdaq in

June 2023

and the

clawback policy

requirement came

into effect

as of

1 December 2023.

Under the

listing
standards, an issuer

must recover the

amount of incentive-based

compensation that would

not have been

received if it
had been

determined based

on the

restated financial

information. UBS

Group AG, UBS

AG and

Credit Suisse AG

each
have securities listed on US national securities exchanges and have adopted a policy to comply with the listing standards.
In

September

2023,

the

new

rules

from

the

SEC

to

enhance

and

standardize

disclosure

requirements

related

to
cybersecurity

incidents

and

cybersecurity

risk

management,

strategy

and

governance

became

effective.

Among

other
changes, the

rules require

foreign private

issuers, including

UBS Group AG,

UBS AG and

Credit Suisse AG,

to annually
report material information

regarding their cybersecurity

risk management, strategy

and governance on

Form 20-F. The
Form 20-F disclosures are applicable with annual reports for fiscal years ending on or after 15 December 2023.
Other developments in Europe
US securities markets will

transition to one business day

after the trade date (T+1)

settlement of most transactions in

May
2024. In

October 2023, the

European Securities and

Markets

Authority (ESMA) launched

a call

for evidence on

shortening
the standard settlement cycle for securities transactions from two business days after the trade date (T+2) to T+1. ESMA
aims to

perform an

assessment of

the costs

and benefits

linked to

the potential

reduction

of the

securities settlement
cycle in the EU and

intends to submit the results of

its assessment to the European Commission and publish

a final report
in the fourth quarter of 2024, at the latest. The UK Treasury has also established an Accelerated Settlement

Taskforce

to
consider

whether

the

UK

should

follow

the

US

and

transition

to

a

T+1

settlement.

The

UK

task

force

is expected

to
publish

its

findings

in

2024,

with

further

work

expected

during

2024.

UBS

is

implementing

and

testing

required
enhancements based

on the

US rules

and will

prepare

for further

implementation

according to

the evolving

rules and
market practice in the UK, the EU and Switzerland.

In May

2023, the

European Commission

presented draft

legislative proposals

aimed at

empowering retail

investors to
make investment

decisions that

are aligned

with their

needs and

preferences and

ensuring that

they are

treated fairly
and duly

protected.

The

proposals

also

aim

to encourage

greater

participation in

EU

capital

markets

and to

enable

a
greater volume of funds to

flow more easily into EU capital

markets. The package revises EU capital

markets rules, which,
once agreed and in

force, could have significant

implications and require significant

implementation efforts by UBS across
business divisions.
In

June

2023,

legislators

in

the

EU

reached

a

provisional

agreement

on

amendments

to

the

Capital

Requirements
Regulation and

the Capital Requirements

Directive. The provisional

agreement includes, alongside

measures to

implement
the remaining

elements

of the

Basel III standard,

a framework

that would

require non-EU

firms to

establish a

physical
presence within

the EU

when

providing certain

banking services

to EU-domiciled

clients

and counterparties

(including
deposit-taking and commercial

lending), unless they

are subject to

an exemption. The

changes will affect

the cross-border
provision of certain banking services

and will require UBS to adapt

its approaches to providing such

services to clients in
the EU.

The requirement

is expected to

become effective in

late 2026,

with grandfathering provisions

for contracts already
in existence at the date of introduction.
In December 2023, the

Swiss Confederation and

the UK signed a

mutual recognition agreement

(an MRA) for financial
services

to

facilitate

cross-border

financial

activities.

The

MRA

is

supplemented

by

measures

to

enhance

supervisory
cooperation and coordination.

The MRA envisages

a memorandum

of understanding

between FINMA and

the Bank of
England on resolution arrangements,

and it is

expected to enable Swiss

banks to provide cross-border

investment services
to high net worth UK-domiciled clients and to broadly

allow UK and Swiss over-the-counter derivatives counterparties to choose whether

to rely

on Swiss

or UK

risk mitigation

rules (except

for physically

settled foreign

exchange swaps

and
forwards). The

agreement is

expected to

apply from

2026, depending

on the

completion of

parliamentary approval

in
both countries.

Annual Report 2023 |
Our business model and environment |

Risk factors

23
Risk factors
Certain risks,

including those

described below,

may affect

our ability

to execute

our strategy

or our

business activities,
financial condition, results of operations and prospects. We are inherently exposed to multiple risks, many of which may
become apparent only with the benefit of hindsight.

As a result, risks that we do

not consider to be material, or

of which
we are

not currently

aware, could also

adversely affect

us. Within each category,

the risks that

we consider to

be most
material are presented first.
Strategy, management and operational risks
UBS’s acquisition of Credit Suisse Group AG exposes us to heightened litigation risk and regulatory scrutiny and entails
significant additional costs, liabilities and business integration risks that affect UBS AG
UBS acquired

Credit Suisse

Group AG

under exceptional

circumstances of

volatile financial

markets and

the continued
outflows and deteriorating overall financial

position of Credit Suisse, in

order to avert a failure

of Credit Suisse and thus
damage to the Swiss

financial center and

to global financial

stability.

The acquisition was

effected through

a merger of
Credit Suisse

Group AG

with and

into UBS Group

AG, with UBS

Group AG

succeeding to all

assets and all

liabilities of
Credit Suisse Group

AG, becoming the direct

or indirect shareholder

of the former Credit

Suisse Group AG‘s

direct and
indirect subsidiaries. Therefore,

on a consolidated basis, all assets, risks and liabilities of the

Credit Suisse Group became
a part of UBS. This includes all ongoing and future litigation, regulatory and similar matters arising out of the business of the Credit Suisse Group, thereby materially increasing UBS‘s exposure to litigation and investigation risks, as described in further detail below.
We

have incurred

substantial

transaction fees

and costs

in connection

with the

transaction and

will continue

to incur
substantial integration

and restructuring

costs. In

addition, we

may not

realize all

of the

expected cost

reductions and
other

benefits

of

the

transaction.

We

may

not

be

able

to

successfully

execute

our

strategic

plans

or

to

achieve

the
expected

benefits

of the

acquisition

of

the

Credit

Suisse

Group.

The

success

of the

transaction,

including

anticipated
benefits and cost savings, will depend, in part, on the

ability to successfully integrate the operations of both firms rapidly and effectively, while maintaining

stability of

operations and

high levels

of service

to customers

of the

combined franchise.

Our ability to successfully

integrate Credit

Suisse will depend on

a number of factors,

some of which are

outside of our
control, including our ability to:
–
combine the operations of the two firms in a

manner that preserves client service, simplifies infrastructure and results
in operating cost savings;
–
reverse

outflows of

deposits

and client

invested assets

at

Credit Suisse,

particularly

in its

Wealth

Management

and
Switzerland and to attract additional deposits and other

client assets to the combined firm;
–
achieve cost reductions at the levels and in the timeframe

we plan;
–
enhance, integrate,

and, where

necessary, remediate

risk management

and financial

control and

other systems

and
frameworks, including to remediate the material weakness in Credit Suisse’s internal controls over financial reporting;

–
simplify the

legal structure

of the

combined firm

in an

expedited manner,

through the

planned mergers

of UBS

AG
and Credit Suisse

AG and of

UBS Switzerland

AG and Credit

Suisse (Schweiz)

AG, as well

as the creation

of a single
intermediate holding

company (IHC)

for the

combined firm

in the U.S.,

other entity

mergers and

consolidations and
asset dispositions, including obtaining regulatory approvals and licenses required to implement such changes;
–
retain staff and to reverse attrition of staff in certain of Credit

Suisse’s business areas;
–
successfully execute the wind-down of the assets

and liabilities in its Non-core and Legacy

division and release capital
and resources for other purposes;

and
–
resolve outstanding litigation, regulatory and similar matters, including matters relating to Credit

Suisse, on terms that
are

not

significantly

adverse

to

the

UBS

Group,

as

well

as

to

successfully

remediate

outstanding

regulatory

and
supervisory matters and meet other regulatory commitments.
Further

investigation

and

planning

for

integration

is

taking

place,

and

risks

that

we

do

not

currently

consider

to

be
material, or of which we are not currently

aware, could also adversely affect

us.
The

level

of

success

in

the

absorption

of

Credit

Suisse,

in

the

integration

of

the

two

groups

and

their

businesses,
particularly in the area of

the Swiss domestic bank, as well as domestic

and international wealth management business,
and in the

execution of

the planned

strategy regarding

cost reduction

and divestment

of any

non-core assets,

and the
level of resulting

impairments and write-downs,

may impact the operational

results, share

price and the credit

rating of
UBS entities. The

past financial performance

of each of

UBS Group AG

and Credit Suisse

may not be

indicative of their
future

financial

performance.

The

combined

group

will

be

required

to

devote

significant

management

attention

and
resources to

integrating its business

practices and support

functions. The diversion

of management’s attention

and any
delays

or

difficulties

encountered

in

connection

with

the

transaction

and

the

coordination

of

the

two

companies’
operations could

have an

adverse effect

on the

business, financial

results, financial

condition or

the share

price of

the
combined

group

following

the

transaction.

The

coordination

process

may

also

result

in

additional

and

unforeseen
expenses.

Annual Report 2023 |
Our business model and environment |

Risk factors

24
Our reputation is critical to our success
Our reputation is critical to the success of our strategic plans, business and prospects. Reputational damage is difficult to reverse,

and

improvements

tend

to

be

slow

and

difficult

to

measure.

In

the

past,

our

reputation

has

been

adversely
affected

by our

losses during

the financial

crisis, investigations

into our

cross-border

private banking

services, criminal
resolutions of LIBOR-related and

foreign exchange matters,

as well

as other matters.

We believe that

reputational damage
as

a

result

of

these

events

was

an

important

factor

in

our

loss

of

clients

and

client

assets

across

our

asset-gathering
businesses. The Credit

Suisse Group

has more

recently been

subject to significant

litigation and regulatory

matters and
to financial losses

that adversely affected

its reputation and

the confidence of

clients, which played

a significant role

in
the failure of the Credit Suisse Group in March 2023. These events,

or new events that cause reputational damage could
have a

material adverse

effect on

our results

of operation

and financial

condition, as

well as

our ability

to achieve

our
strategic goals and financial targets.
Operational risks affect our business
Our

businesses

depend

on

our

ability

to

process

a

large

number

of

transactions,

many

of

which

are

complex,

across
multiple and diverse markets in different currencies,

to comply with requirements of many different

legal and regulatory
regimes

to

which

we

are

subject

and

to

prevent,

or

promptly

detect

and

stop,

unauthorized,

fictitious

or

fraudulent
transactions. We also rely on access to, and

on the functioning of, systems maintained by

third parties, including clearing
systems, exchanges,

information processors

and central

counterparties. Any

failure of

our or

third-party

systems could
have

an

adverse

effect

on

us.

These

risks

may

be

greater

as

we

deploy

newer

technologies,

such

as

blockchain,

or
processes, platforms or products

that rely on these technologies.

Our operational risk management

and control systems
and processes

are

designed

to help

ensure

that

the

risks

associated

with

our

activities

–

including

those

arising

from
process error,

failed execution,

misconduct, unauthorized

trading, fraud,

system failures,

financial crime,

cyberattacks,
breaches of information security,

inadequate or ineffective access controls and failure of security and physical protection
– are

appropriately controlled.

If our

internal controls

fail or

prove ineffective

in identifying

and remedying

these risks,
we could suffer operational failures that might result in material losses, such as the substantial loss we incurred from the unauthorized trading

incident announced

in September

2011. The

acquisition of

the Credit

Suisse Group

may elevate
these

risks,

particularly

during

the

first

phases

of

integration,

as

the

firms

have

historically

operated

under

different
procedures, IT systems, risk policies and structures

of governance.

As a significant proportion of our staff have been and will continue working from outside the office, we have faced, and will

continue

to

face,

new

challenges

and

operational

risks,

including

maintenance

of

supervisory

and

surveillance
controls, as well as

increased fraud and

data security risks. While

we have taken

measures to manage

these risks, these
measures could prove not to be effective.
We use automation

as part of

our efforts to

improve efficiency, reduce the risk of error

and improve our

client experience.
We intend

to expand

the use

of robotic

processing,

machine learning

and artificial

intelligence to

further these

goals.
Use of these

tools presents

their own

risks, including

the need

for effective

design and

testing; the

quality of

the data
used

for

development

and

operation

of

machine

learning

and

artificial

intelligence

tools

may

adversely

affect

their
functioning and result in errors and

other operational risks.
Financial services

firms have

increasingly been

subject to

breaches of

security and

to cyber-

and other

forms of

attack,
some of

which are

sophisticated

and targeted

attacks intended

to gain

access to

confidential information

or systems,
disrupt service or steal or destroy data, which may result in business disruption or the corruption or loss of data at UBS’s
locations or those of

third parties. Cyberattacks by hackers, terrorists,

criminal organizations, nation states and extremists
have

also

increased

in

frequency

and

sophistication.

Current

geopolitical

tensions

have

also

led

to

increased

risk

of
cyberattack from foreign state actors. In particular, the Russia–Ukraine war and the imposition of significant sanctions on
Russia by Switzerland,

the US,

the EU, the

UK and others

has resulted

and may continue

to result

in an increase

in the
risk of cyberattacks. Such attacks may occur on our own systems or on the systems that are operated by external service
providers, may be attempted

through the introduction of

ransomware, viruses or malware,

phishing and other forms of
social engineering,

distributed

denial of

service attacks

and other

means. These

attempts

may occur

directly,

or using
equipment or security

passwords of

our employees, third

-party service

providers or

other users. Cybersecurity

risks also
have

increased

due

to

the

widespread

use

of

digital

technologies,

cloud

computing

and

mobile

devices

to

conduct
financial

business

and

transactions,

as well

as

due

to

generative

AI, which

increases

the

capabilities

of adversaries

to
mount

sophisticated

phishing

attacks,

for

example,

through

the

use

of

deepfake

technologies,

and

presents

new
challenges to

the protection

of our systems

and networks

and the

confidentiality and

integrity of

our data.

During the
first quarter of 2023, a third-party

vendor, ION XTP, suffered a ransomware

attack, which resulted in some disruption

to
our exchange-traded derivatives clearing activities, although we restored our services within 36 hours, using an available alternative solution.

In addition

to external

attacks, we

have experienced

loss of

client data

from failure

by employees
and others to follow internal policies and procedures and

from misappropriation of our data by employees and others.

Annual Report 2023 |
Our business model and environment |

Risk factors

25
We may not be able to anticipate, detect or recognize threats to our systems or data and our preventative measures may
not

be

effective

to

prevent

an

attack

or

a

security

breach.

In

the

event

of

a

security

breach,

notwithstanding

our
preventative measures, we may not immediately detect a particular breach or attack. The acquisition of the Credit Suisse
Group may elevate

and intensify these

risks as would

-be attackers

have a larger

potential target

in the combined

bank
and

differences

in

systems,

policies,

and

platforms

could

make

threat

detection

more

difficult.

In

addition,

the
implementation

of

the

large-scale

technological

change

program

that

is

necessary

to

integrate

the

combined

bank’s
systems at pace

may also result

in increased risks.

Once a particular

attack is detected, time

may be required

to investigate
and assess the nature and extent of the attack,

and to restore and test systems and data.

If a successful attack occurs at
a service provider, as we have

recently experienced, we may be

dependent on the service provider’s

ability to detect the
attack, investigate

and assess

the attack

and successfully

restore the

relevant systems

and data.

A successful

breach or
circumvention of security of our or a service provider’s systems or data could have significant negative consequences

for
us,

including

disruption

of

our

operations,

misappropriation

of

confidential

information

concerning

us

or

our

clients,
damage to our

systems, financial losses for

us or our

clients, violations of data

privacy and similar laws,

litigation exposure
and damage to our reputation. We may be subject to enforcement actions as regulatory focus on cybersecurity increases
and regulators

have announced new

rules, guidance and

initiatives on

ransomware and other

cybersecurity-related issues.
We are subject to complex and frequently changing laws

and regulations governing the protection of client

and personal
data, such as the EU General Data

Protection Regulation. Ensuring that

we comply with applicable laws and regulations
when we collect, use and transfer personal information

requires substantial resources

and may affect the ways in which
we conduct our business. In

the event that we fail

to comply with applicable laws,

we may be exposed to

regulatory fines
and penalties and

other sanctions.

We may also

incur such penalties

if our vendors

or other service

providers or

clients
or counterparties fail to comply with these laws or to maintain appropriate controls over protected data. In addition, any loss or exposure of client or other data may adversely

damage our reputation and adversely affect

our business.
A major focus of US and other countries’ governmental policies relating to financial institutions in recent

years has been
on fighting

money

laundering

and

terrorist

financing.

We

are

required

to

maintain

effective

policies,

procedures

and
controls to detect,

prevent and report

money laundering and

terrorist financing, and

to verify the identity

of our clients
under the

laws of

many of

the countries

in which

we operate.

We are

also subject

to laws

and regulations

related

to
corrupt and illegal payments to government officials by others, such as the

US Foreign Corrupt Practices Act and the UK
Bribery Act. We have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations. Notwithstanding this, US

regulators have found deficiencies

in the design and operation of anti-money
laundering

programs

in

our

US

operations.

We

have

undertaken

a

significant

program

to

address

these

regulatory
findings with the objective of fully meeting regulatory expectations for our programs. Failure to maintain and implement adequate

programs

to

combat

money

laundering,

terrorist

financing

or corruption,

or any

failure

of our

programs

in
these areas, could have

serious consequences both from

legal enforcement action

and from damage

to our reputation.
Frequent changes in

sanctions imposed and

increasingly complex sanctions

imposed on countries,

entities and individuals,
as exemplified by the breadth and scope

of the sanctions imposed in relation to

the war in Ukraine, increase our

cost of
monitoring and complying with sanctions requirements and increase the risk that we will not identify in a timely manner client activity that is subject to a sanction.
As a

result

of

new

and

changed

regulatory

requirements

and

the

changes

we

have

made

in

our

legal

structure,

the
volume, frequency

and complexity

of our

regulatory

and other

reporting

has remained

elevated. Regulators

have also
significantly

increased

expectations

regarding

our

internal

reporting

and

data

aggregation,

as

well

as

management
reporting.

We

have

incurred,

and

continue

to

incur,

significant

costs

to

implement

infrastructure

to

meet

these
requirements.

Failure

to

meet

external

reporting

requirements

accurately

and

in

a

timely

manner

or

failure

to

meet
regulatory expectations of

internal reporting, data aggregation

and management reporting

could result in enforcement
action or other adverse consequences for us.
In addition, despite

the contingency plans

that we have

in place, our

ability to conduct

business may be

adversely affected
by a

disruption in

the infrastructure

that supports

our businesses

and the

communities in

which we

operate. This

may
include

a

disruption

due

to

natural

disasters,

pandemics,

civil

unrest,

war

or

terrorism

and

involve

electrical,
communications, transportation

or other services

that we

use or that

are used

by third

parties with whom

we conduct
business.
We depend on our risk management and control processes to avoid or limit potential losses in our businesses

Controlled risk-taking

is a

major part

of the

business of

a financial

services firm.

Some losses

from risk-taking

activities
are inevitable, but

to be successful

over time, we

must balance the

risks we take

against the returns

generated. Therefore,
we must diligently identify,

assess, manage and control

our risks, not only

in normal market

conditions but also as

they
might develop under more extreme,

stressed conditions, when concentrations of exposures

can lead to severe losses.

We have

not always

been able

to prevent

serious losses

arising from

risk management

failures and

extreme or

sudden
market

events.

We

recorded

substantial

losses

on

fixed-income

trading

positions

in

the

2008

financial

crisis,

in

the
unauthorized trading incident in

2011 and, more recently,

positions resulting from

the default of a US

prime brokerage
client. In

the recent

past, the

Credit Suisse

Group has

suffered

very significant

losses from

the default

of the

US prime
brokerage client,

the losses in

supply-chain finance

funds managed by

it, as well

as other matters.

As a result

of these,
Credit Suisse

is subject

to significant

regulatory

remediation obligations

to address

deficiencies in

its risk

management
and controls systems, that continue following the

merger.

Annual Report 2023 |
Our business model and environment |

Risk factors

26
We

regularly

revise

and

strengthen

our

risk

management

and

control

frameworks

to

seek

to

address

identified
shortcomings. Nonetheless, we could suffer further

losses in the future if, for example:
–
we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;
–
our

assessment

of

the

risks

identified,

or

our

response

to

negative

trends,

proves

to

be

untimely,

inadequate,
insufficient or incorrect;

–
our risk models prove insufficient to predict the scale of financial risks the bank faces;

–
markets

move in

ways that

we do

not expect

– in

terms of

their speed,

direction,

severity

or correlation

– and

our
ability to manage risks in the resulting environment is, therefore,

affected;
–
third parties

to whom

we have

credit exposure

or whose

securities we

hold are

severely affected

by events

and we
suffer defaults and impairments beyond the level implied

by our risk assessment; or

–
collateral or other

security provided by

our counterparties

and clients proves

inadequate to

cover their obligations

at
the time of default.

We also hold legacy risk positions, primarily in Non-core and Legacy, that, in many cases, are illiquid and may deteriorate in value.

The acquisition

of the

Credit Suisse

Group, and

the planned

integration of

UBS AG

with Credit

Suisse AG,

is
increasing,

materially,

the

portfolio

of

business

that

are

outside

of

our

risk

appetite

and

subject

to

exit

that

will

be
managed in the Non-core and Legacy segment.
We also manage

risk on behalf

of our clients.

The performance of assets

we hold for

our clients may

be adversely affected
by the same aforementioned

factors. If clients suffer

losses or the performance

of their assets held

with us is not

in line
with relevant benchmarks against

which clients assess investment

performance, we may suffer

reduced fee income and
a decline in assets under management, or withdrawal of mandates.
Investment positions, such

as equity investments

made as part

of strategic initiatives

and seed investments

made at the
inception of funds that we

manage, may also be affected

by market risk factors. These

investments are often not

liquid
and generally

are intended

or required

to be

held beyond

a normal

trading horizon.

Deteriorations in

the fair

value of
these positions would have a negative effect on our earnings.
We may be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified
employees
The financial

services industry

is characterized

by intense

competition, continuous

innovation, restrictive,

detailed, and
sometimes

fragmented

regulation

and

ongoing

consolidation.

We

face

competition

at

the

level

of

local

markets

and
individual business lines, and from global financial institutions that are comparable to us in

their size and breadth, as well
as competition from

new technology-based market

entrants, which may not

be subject to the

same level of regulation.
Barriers to entry in individual markets and pricing levels are being eroded by new technology. We

expect these trends to
continue and competition

to increase.

Our competitive

strength and

market position

could be eroded

if we are

unable
to

identify

market

trends

and

developments,

do

not

respond

to

such

trends

and

developments

by

devising

and
implementing adequate

business strategies,

do not adequately

develop or update

our technology,

including our

digital
channels and tools, or are unable to attract

or retain the qualified people needed.
The

amount

and

structure

of

our

employee

compensation

is

affected

not

only

by

our

business

results,

but

also

by
competitive factors and regulatory considerations.

In response

to the

demands of

various stakeholders,

including regulatory

authorities and

shareholders, and

in order

to
better

align

the

interests

of

our

staff

with

other

stakeholders,

we

have

increased

average

deferral

periods

for

stock
awards, expanded forfeiture provisions and, to a more limited extent, introduced clawback provisions for certain awards
linked to business

performance. We

have also

introduced individual

caps on the

proportion of

fixed to variable

pay for
the Executive Board (EB) members, as well as certain other employees. We will also be required to introduce and enforce provisions

requiring

UBS

to

recover

from

EB

members

and

certain

other

executives

a

portion

of

performance-based
incentive compensation

in the

event that

UBS Group

or another

entity with

securities listed

on a

US national

securities
exchange, is required to restate

its financial statements as a result of a material error.
Constraints on the

amount or structure of

employee compensation, higher levels

of deferral, performance conditions

and
other circumstances triggering the forfeiture of unvested awards may adversely affect our ability to retain and attract key
employees, particularly where we compete with companies that are not subject to these constraints. The loss of key staff
and the inability to

attract qualified replacements

could seriously compromise

our ability to execute

our strategy and to
successfully

improve

our

operating

and

control

environment,

and

could

affect

our

business

performance.

This

risk

is
intensified by

elevated levels

of attrition

among Credit

Suisse employees.

Swiss law

requires that

shareholders approve
the compensation of the

UBS Group AG Board

of Directors (the

Group Board) and

the UBS Group

AG Group Executive
Board (GEB) each

year. If UBS Group AG’s

shareholders fail to

approve the compensation for

the GEB or

the Group Board,
this could have an adverse effect on our ability to retain

experienced directors and our senior management.

Annual Report 2023 |
Our business model and environment |

Risk factors

27
Our operating results, financial condition and ability to pay our obligations in the future may be affected by funding,
dividends and other distributions received directly or indirectly from its subsidiaries, which may be subject to restrictions
UBS AG’s ability to pay

its obligations in the future will depend

on the level of funding, dividends

and other distributions,
if

any,

received

from

UBS

Switzerland

AG

and

other

subsidiaries.

The

ability

of

such

subsidiaries

to

make

loans

or
distributions,

directly

or indirectly,

to UBS

AG

may

be restricted

as a

result

of

several

factors,

including

restrictions

in
financing agreements

and the

requirements

of applicable

law and

regulatory,

fiscal or

other restrictions.

In particular,
UBS AG’s direct and indirect subsidiaries, including UBS Switzerland

AG, UBS Americas Holding LLC and UBS Europe SE,
are subject

to laws and

regulations require

the entities to

maintain minimum

levels of capital

and liquidity,

that restrict
dividend payments, authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to UBS AG,
or could affect

their ability to

repay any

loans made to,

or other investments

in, such subsidiary

by UBS AG

or another
member of the Group. For

example, in the early stages of

the COVID-19 pandemic, the European

Central Bank ordered
all banks under its supervision to cease dividend distributions and the Board of Governors of the Federal Reserve

System
limited capital distributions by bank holding companies and intermediate holding companies. Restrictions and regulatory actions

could

impede

access

to

funds

that

UBS

AG

may

need

to

meet

its

obligations.

In

addition,

UBS

AG’s

right

to
participate in a distribution

of assets upon a subsidiary’s

liquidation or reorganization

is subject to all

prior claims of the
subsidiary’s creditors.
Furthermore, UBS AG

may guarantee some

of the payment

obligations of certain

of the Group’s subsidiaries

from time
to time. These guarantees may

require UBS AG to provide substantial

funds or assets to subsidiaries

or their creditors or
counterparties at a time when UBS AG is in need of liquidity to fund its own obligations.
Market, credit and macroeconomic risks
Performance in the financial services industry is affected

by market conditions and the macroeconomic climate

Our

businesses

are

materially

affected

by

market

and

macroeconomic

conditions.

A

market

downturn

and

weak
macroeconomic conditions can be

precipitated by a

number of

factors, including geopolitical

events, such as

international
armed conflicts,

war,

or acts

of terrorism,

the imposition

of sanctions,

global trade

or global

supply chain

disruptions,
including

energy

shortages

and

food

insecurity,

changes

in

monetary

or

fiscal

policy,

changes

in

trade

policies

or
international trade

disputes, significant

inflationary or deflationary

price changes,

disruptions in

one or

more concentrated
economic

sectors,

natural

disasters,

pandemics

or

local

and

regional

civil

unrest.

Such

developments

can

have
unpredictable and destabilizing effects.

Adverse changes in interest rates,

credit spreads, securities prices, market

volatility and liquidity, foreign exchange

rates,
commodity prices, and

other market fluctuations,

as well as changes

in investor sentiment,

can affect our earnings

and
ultimately our financial

and capital positions. As

financial markets are global

and highly interconnected, local

and regional
events

can

have

widespread

effects

well

beyond

the

countries

in

which

they

occur.

Any

of

these

developments

may
adversely affect our business or financial results.
As a

result of

significant volatility

in the

market, our

businesses

may experience

a decrease

in client

activity levels

and
market

volumes,

which

would

adversely

affect

our

ability

to

generate

transaction

fees,

commissions

and

margins,
particularly in Global Wealth Management and

the Investment Bank. A market downturn

would likely reduce the volume
and valuation of

assets that

we manage on

behalf of clients,

which would reduce

recurring fee

income that is

charged
based on invested assets, primarily in Global Wealth Management and Asset Management, and performance-based fees in Asset Management.

Such a downturn

could also cause

a decline in the

value of assets that

we own and account

for
as investments or trading positions. In addition, reduced market liquidity or volatility may limit trading opportunities and
therefore may reduce transaction-based income and may also

impede our ability to manage risks.
Health emergencies, including

pandemics and measures

taken by governmental authorities

to manage them,

may have
effects

such

as

labor

market

displacements,

supply

chain

disruptions,

and

inflationary

pressures,

and

adversely

affect
global

and

regional

economic

conditions,

resulting

in

contraction

in

the

global

economy,

substantial

volatility

in

the
financial markets, crises

in markets for

goods and services, disruptions

in real estate

markets, increased unemployment,
increased

credit

and

counterparty

risk,

and

operational

challenges,

as

we

saw

with

the

COVID-19

pandemic.

Such
economic or market disruptions,

including inflationary pressures, may lead

to reduced levels of

client activity and demand
for

our

products

and

services,

increased

utilization

of

lending

commitments,

significantly

increased

client

defaults,
continued

and

increasing

credit

and

valuation

losses

in

our

loan

portfolios,

loan

commitments

and

other

assets,

and
impairments of

other financial

assets.

A fall

in equity

markets

and a

consequent decline

in invested

assets would

also
reduce recurring fee income in our Global Wealth Management and Asset Management businesses, as UBS experienced in the second

quarter of 2022. These

factors and other

consequences of a

health emergency may

negatively affect

our
financial condition, including possible constraints on capital and liquidity,

as well as a higher cost of capital, and possible
downgrades to our credit ratings.

Annual Report 2023 |
Our business model and environment |

Risk factors

28
Geopolitical events:

Terrorist activity and

escalating armed

conflict in the

Middle East, as

well as the

continuing Russia–
Ukraine war,

may have

significant impacts on

global markets,

exacerbate global

inflationary pressures,

and slow

global
growth.

In

addition,

the

ongoing

conflicts

may

continue

to

cause

significant

population

displacement,

and

lead

to
shortages of vital commodities, including energy shortages and food insecurity outside the areas immediately involved in armed

conflict.

Governmental

responses

to

the

armed

conflicts,

including,

with

respect

to

the

Russia/Ukraine

war,
coordinated successive

sets of

sanctions on

Russia and

Belarus, and

Russian and

Belarusian entities

and nationals,

and
the uncertainty

as to

whether the

ongoing conflicts

will widen

and intensify,

may continue

to have

significant adverse
effects on the

market and macroeconomic

conditions, including in

ways that cannot

be anticipated.

If individual countries
impose restrictions

on cross-border

payments or

trade, or

other exchange

or capital

controls, or

change their

currency
(for example, if one

or more countries should

leave the Eurozone, as

a result of

the imposition of sanctions on

individuals,
entities or countries, or escalation of trade restrictions and other actions between the US, or other countries, and China),
we could suffer adverse effects on our business, losses from enforced default by counterparties, be unable to access our
own assets or be unable to effectively manage our risks.
We could

be materially

affected

if a

crisis develops,

regionally or

globally, as

a result

of disruptions

in markets

due to
macroeconomic or political developments, trade

restrictions, or the failure of a major

market participant. Over time, our
strategic plans have

become more heavily

dependent on our

ability to generate

growth and

revenue in emerging

markets,
including China, causing us to be more exposed to the risks

associated with such markets.
Global Wealth Management derives revenues from all the principal regions, but has a greater concentration in Asia than many peers and a

substantial presence in

the US, unlike

many European peers.

The Investment Bank’s

business is more
heavily weighted to Europe and Asia than our peers, while its derivatives business is more heavily weighted to structured products

for

wealth

management

clients,

in

particular

with

European

and

Asian

underlyings.

Our

performance

may
therefore be more affected

by political, economic and

market developments in these

regions and businesses than

some
other financial service providers.
The extent to which ongoing conflicts, current inflationary pressures and related adverse economic conditions affect our
businesses, results of operations and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future

developments,

including the

effects

of the

current

conditions on

our clients,

counterparties, employees

and
third-party service providers.
Our credit risk exposure to clients, trading counterparties

and other financial institutions would increase under adverse or other economic conditions
Credit risk is an integral part of many of our activities,

including lending, underwriting and derivatives activities. Adverse economic or market conditions, or the imposition of sanctions or other restrictions on clients, counterparties or financial
institutions, may lead

to impairments and

defaults on these

credit exposures.

Losses may be

exacerbated by declines

in
the value

of collateral

securing loans and

other exposures. In

our prime

brokerage, securities finance

and Lombard lending
businesses,

we

extend

substantial

amounts

of

credit

against

securities

collateral,

the

value

or

liquidity

of

which

may
decline

rapidly.

Market

closures

and

the

imposition

of

exchange

controls,

sanctions

or

other

measures

may

limit

our
ability to

settle existing

transactions or

to realize

on collateral,

which may

result in

unexpected increases

in exposures.
Our Swiss mortgage

and corporate

lending portfolios are

a large part

of our overall

lending. We are

therefore exposed
to the

risk of adverse

economic developments

in Switzerland,

including property

valuations in the

housing market,

the
strength of the Swiss franc and its effect on Swiss exports, return to negative interest rates applied by the Swiss National
Bank, economic

conditions within

the Eurozone

or the

EU, and the

evolution of

agreements

between Switzerland

and
the EU or EEA, which represent

Switzerland’s largest export market.

We have exposures

related to real

estate in various
countries, including a substantial Swiss mortgage portfolio. Although we believe this portfolio is prudently managed, we could nevertheless be exposed to losses if a substantial deterioration in the Swiss real estate market were

to occur.

As

we

experienced

in

2020,

under

the

International

Financial

Reporting

Standards

(IFRS) 9

expected

credit

loss

(ECL)
regime, credit

loss expenses

may increase

rapidly at

the onset

of an

economic downturn

as a

result of

higher levels

of
credit

impairments

(stage 3),

as

well

as

higher

ECL

from

stages 1

and

2.

Substantial

increases

in

ECL

could

exceed
expected loss for regulatory capital purposes and

adversely affect our common equity tier 1 (CET1) capital

and regulatory
capital ratios.
Interest rate trends and changes could negatively affect our financial results
UBS’s businesses

are sensitive

to changes

in interest

rate trends.

A prolonged

period of

low or

negative interest

rates,
particularly in Switzerland

and the Eurozone,

adversely affected

the net interest

income generated by

UBS’s Personal &
Corporate Banking and Global Wealth Management businesses prior to 2022. Actions that UBS took to mitigate adverse
effects on income, such as

the introduction of

selective deposit fees or minimum

lending rates, contributed to

outflows
of customer

deposits (a

key source

of funding

for

UBS), net

new money

outflows and

a declining

market

share

in its
Swiss lending business.

Annual Report 2023 |
Our business model and environment |

Risk factors

29
During 2022, interest

rates increased sharply in

the US and most

other markets, including a

shift from negative

to positive
central bank policy rates in the Eurozone and Switzerland, as central banks responded to higher inflation. Higher interest
rates

generally

benefit

UBS’s

net

interest

income.

However,

as returns

on

alternatives

to deposits

increase

with

rising
interest rates, such

as returns on

money market

funds, UBS experienced

outflows from customer

deposits and shifts

of
deposits from lower

-interest account types

to accounts

bearing higher interest

rates, such as

savings and certificates

of
deposit, starting

with effects

in the

US, where

rates had

rapidly increased.

In addition,

higher for

longer rates,

such as
those experienced

in 2023,

have led similar

shifts in euro

and Swiss Franc

deposits. Sustained

higher interest rates

also
may

adversely

affect

our

credit

counterparties.

Customer

deposit

outflows

could

require

UBS

to

obtain

alternative
funding, which would likely be more costly than customer

deposits.

Currency
fluctuation may have an adverse effect

on our profits, balance sheet and regulatory capital
We

are

subject

to

currency

fluctuation

risks

as

a

substantial

portion

of

our

assets

and

liabilities

are

denominated

in
currencies

other than

our UBS

AG presentation

currency,

the US

dollar.

In order

to hedge

our CET1

capital ratio,

our
CET1 capital must

have foreign currency exposure, which

leads to currency sensitivity. As a

consequence, it is

not possible
to simultaneously

fully hedge

both CET1

capital and

the CET1

capital ratio.

Accordingly,

changes in

foreign

exchange
rates may adversely affect our profits, balance

sheet, and capital, leverage and liquidity coverage

ratios.

Regulatory and legal risks
Material legal and regulatory risks arise in the conduct of

our business
As a global

financial services

firm operating

in more

than 50 countries,

we are

subject to many

different legal,

tax and
regulatory regimes,

including extensive regulatory

oversight, and are

exposed to significant

liability risk. We

are subject
to a large number of claims,

disputes, legal proceedings and government investigations, and we expect that our ongoing
business activities will

continue to give

rise to such

matters in the

future. In addition, as

noted above, UBS

Group inherited
claims against

Credit Suisse

entities as

part of

the acquisition,

including matters

that may

be material

to the

operating
results of

the combined

group such

as the

ongoing supply

chain finance

funds (SCFF)

matter.

This will

affect

UBS AG
upon

the

planned

merger

with

Credit

Suisse

AG.

The

extent

of

our

financial

exposure

to

these

and

other

matters

is
material and could

substantially exceed the

level of provisions

that we have

established. We

are not able

to predict

the
financial and non-financial consequences these matters may

have when resolved.

We may be subject to adverse preliminary determinations or court decisions that may negatively affect public perception and our

reputation,

result

in prudential

actions from

regulators, and

cause us

to record

additional

provisions

for

such
matters even when we believe we have substantial

defenses and expect to ultimately achieve a more

favorable outcome.
This risk

is illustrated

by the

award of

aggregate penalties

and damages

of EUR 4.5bn

by the

court of

first instance

in
France.

This

award

was

reduced

to an

aggregate

of EUR

1.8bn

by the

Court

of

Appeal,

and

in

a

further

appeal,

the
French Supreme Court referred the case back to the

Paris Court of Appeal to reconsider the amount after

a new trial.

Litigation,

regulatory

and

similar

matters

may

also

result

in

non-monetary

penalties

and consequences.

Among

other
things,

a

guilty

plea

to,

or

conviction

of,

a

crime

(including

as

a

result

of

termination

of

the

Deferred

Prosecution
Agreement Credit Suisse

entered into with

the United States

Department of Justice

in 2021 to

resolve its Mozambique
matter) could have material consequences for UBS.

Resolution of regulatory proceedings has required us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle

regulatory authorities

to limit, suspend

or terminate licenses

and regulatory authorizations,

and
may

permit

financial

market

utilities

to

limit,

suspend

or

terminate

our

participation

in

them.

Failure

to

obtain

such
waivers,

or any

limitation,

suspension

or termination

of

licenses,

authorizations

or

participations,

could

have

material
adverse consequences for us.
Our settlements

with governmental

authorities

in connection

with foreign

exchange,

London Interbank

Offered Rates
(LIBOR) and other benchmark interest

rates starkly illustrate the significantly increased

level of financial and reputational
risk now associated with regulatory matters in major jurisdictions. In connection with investigations related to LIBOR and other benchmark rates

and to foreign

exchange and precious

metals, very large

fines and disgorgement

amounts were
assessed against

us, and

we were

required to enter

guilty pleas despite

our full cooperation

with the

authorities in

the
investigations,

and

despite

our receipt

of conditional

leniency

or conditional

immunity

from

anti-trust

authorities

in a
number of jurisdictions, including the US and Switzerland.
For a number of years, we

have been,

and we continue

to be, subject

to a very

high level of

regulatory scrutiny

and to
certain regulatory

measures that

constrain our

strategic flexibility.

We believe we

have remediated

the deficiencies

that
led to significant losses in the past

and made substantial changes in our controls and

conduct risk frameworks to address
the issues highlighted

by the LIBOR-related,

foreign exchange and

precious metals regulatory

resolutions. We have

also
undertaken extensive efforts to implement new regulatory

requirements and meet heightened expectations.

Credit Suisse and UBS

have become the target of

lawsuits, and may become

the target of further

litigation, in connection
with the merger transaction and/or the regulatory and other actions taken in connection with the merger transaction, all
of which could result in substantial costs.
We continue

to be

in active

dialogue with

regulators concerning

the actions

we are

taking to

improve our

operational
risk management, risk control, anti-money laundering,

data management and other frameworks, and

otherwise seek to
meet supervisory expectations, but there can be no assurance that our efforts will have the desired effects. As a result of this history, our level of risk with respect to regulatory enforcement may be greater than that of some of our peers.

Annual Report 2023 |
Our business model and environment |

Risk factors

30
Substantial changes in regulation may adversely affect our

businesses and our ability to execute our strategic plans
Since the

financial crisis

of 2008,

we have

been subject

to significant

regulatory

requirements,

including recovery

and
resolution planning,

changes in

capital and

prudential standards,

changes in

taxation regimes

as a

result of

changes in
governmental administrations,

new and

revised market

standards and

fiduciary duties,

as well

as new

and developing
environmental,

social

and

governance

(ESG)

standards

and

requirements.

Notwithstanding

attempts

by

regulators

to
align

their

efforts,

the

measures

adopted

or

proposed

for

banking

regulation

differ

significantly

across

the

major
jurisdictions, making

it increasingly

difficult to

manage a

global institution.

Regulatory reviews

of the

events leading

to
the failures

of US

banks and

the acquisition

of Credit

Suisse by

UBS Group

in 2023,

as well

as regulatory

measures to
complete the implementation of the Basel

3 standards, may increase capital, liquidity

and other requirements applicable
to banks,

including UBS

AG. In

addition, Swiss

regulatory

changes with

regard

to such

matters as

capital and

liquidity
have often

proceeded

more

quickly

than those

in other

major jurisdictions,

and Switzerland’s

requirements

for

major
international banks are

among the strictest

of the major

financial centers. This

could put Swiss

banks, such as

UBS AG,
at a disadvantage when

competing with peer financial institutions

subject to more lenient regulation or

with unregulated
non-bank competitors.
Our

implementation

of

additional

regulatory

requirements

and

changes

in

supervisory

standards,

as

well

as

our
compliance with

existing laws

and regulations,

continue to

receive heightened

scrutiny from

supervisors. If

we do

not
meet supervisory expectations in relation to these or other

matters, or if additional supervisory or regulatory issues arise, we would

likely be

subject to

further regulatory

scrutiny,

as well

as measures

that may

further constrain

our strategic
flexibility.

Resolvability and

resolution

and recovery

planning:
We have

moved significant

operations into

subsidiaries to

improve
resolvability and meet other regulatory requirements, and this has resulted in substantial implementation costs, increased
our

capital

and

funding

costs

and

reduced

operational

flexibility.

For

example,

we

have

transferred

all

of

our

US
subsidiaries

under

a

US

intermediate

holding

company

to

meet

US

regulatory

requirements,

and

have

transferred
substantially all the operations of Personal & Corporate Banking and Global Wealth Management booked in Switzerland to UBS Switzerland AG to improve resolvability.
These

changes

create

operational,

capital,

liquidity,

funding

and

tax

inefficiencies.

Our

operations

in

subsidiaries

are
subject

to

local

capital,

liquidity,

stable

funding,

capital

planning

and

stress

testing

requirements.

These

requirements
have resulted in increased capital and liquidity requirements in affected subsidiaries, which limit our operational flexibility and negatively affect our

ability to benefit

from synergies between business

units and to

distribute earnings to

the Group.
Under the Swiss too-big-to-fail (TBTF) framework, we are required to put in place viable emergency plans to preserve the
operation

of

systemically

important

functions

in

the

event

of

a

failure.

Moreover,

under

this

framework

and

similar
regulations in

the US,

the UK,

the EU

and other

jurisdictions in

which we

operate, we

are required

to prepare

credible
recovery and resolution

plans detailing the

measures that would

be taken to recover

in a significant adverse

event or in
the event of winding down the Group or the operations

in a host country through resolution or insolvency

proceedings.
If a recovery or resolution plan that we produce is determined by the relevant authority to be inadequate or not credible, relevant regulation may permit the authority

to place limitations on the scope or

size of our business in that jurisdiction,
or oblige us to hold higher amounts of capital or liquidity or to change our legal structure or business in order to remove the relevant impediments to resolution.
The

authorities

in

Switzerland

and

internationally

are

working

on

lessons

learned

from

the

Credit

Suisse

and

the

US
regional bank failures, which might result

in additional requirements regarding resolution planning and early intervention
tools for authorities.
Capital and prudential standards: As an internationally active Swiss systemically relevant bank (an SRB),

we are subject to
capital and total loss-absorbing capacity (TLAC) requirements that are among the most stringent in the world. Moreover, many

of

our

subsidiaries

must

comply

with

minimum

capital,

liquidity

and

similar

requirements

and,

as

a

result,

UBS
Group AG

and UBS

AG have

contributed a

significant portion

of their

capital and

provide substantial

liquidity to

these
subsidiaries. These funds are available to meet funding and collateral needs in the relevant entities, but are generally not readily available for use by the Group as a whole.

We

expect

our

risk-weighted

assets

(RWA)

to

further

increase

as

the

effective

date

for

additional

capital

standards
promulgated by the Basel

Committee on Banking Supervision

(the BCBS) draws nearer. In

connection with the acquisition
of the Credit Suisse

Group, FINMA has permitted

Credit Suisse entities to

continue to apply certain

prior interpretations
and has

provided supervisory

rulings on

the treatment

of certain

items for

RWA or

capital purposes.

In general,

these
interpretations require that UBS phase out the treatment over the next several years. In addition, FINMA has agreed that
additional

capital

requirement

applicable

to

Swiss

systemically

relevant

banks,

which

is

based

on

market

share

in
Switzerland and leverage

ratio denominator (LRD), will

not increase as a

result of acquisition of

the Credit Suisse Group
before the end of 2025. The

phase-out or end of these periods

will likely increase our overall

capital requirements upon
the planned merger with Credit Suisse AG, which increase

may be substantial.
Increases in capital and liquidity standards could significantly curtail our ability to pursue strategic opportunities.

Annual Report 2023 |
Our business model and environment |

Risk factors

31
Market regulation and fiduciary standards:
Our wealth and asset management

businesses operate in an environment

of
increasing regulatory scrutiny and changing standards

with respect to fiduciary and

other standards of care and

the focus
on mitigating

or eliminating

conflicts of

interest between

a manager

or advisor

and the

client, which

require effective
implementation

across

the

global systems

and

processes

of investment

managers

and

other

industry

participants.

For
example, we

have made

material changes

to our

business processes,

policies and

the terms

on which we

interact with
these clients in order to comply with SEC Regulation Best Interest, which is intended to enhance and clarify the duties of brokers and

investment advisers

to retail

customers, the

Volcker Rule,

which limits

our ability

to engage

in proprietary
trading, as

well as

changes in

European and

Swiss market

conduct regulation.

Future changes

in the

regulation of

our
duties to customers may require us to make further changes to our businesses, which would result in additional expense and may adversely affect our

business. We may also become

subject to other similar regulations

substantively limiting the
types of activities in which we may engage or the way

we conduct our operations.
In many

instances, we provide

services on

a cross-border basis,

and we

are therefore sensitive

to barriers restricting

market
access for

third-country firms.

In particular,

efforts in

the EU

to harmonize

the regime

for third-country

firms to

access
the European market may have the effect of creating new barriers that adversely affect our ability to conduct business in these

jurisdictions

from

Switzerland.

In

addition,

a

number

of

jurisdictions

are

increasingly

regulating

cross-border
activities based on

determinations of equivalence of

home country regulation,

substituted compliance or

similar principles
of

comity.

A

negative

determination

with

respect

to

Swiss

equivalence

could

limit

our

access

to

the

market

in

those
jurisdictions and

may negatively

influence our

ability to

act as a

global firm. For

example, the

EU declined to

extend its
equivalence determination for Swiss exchanges, which lapsed as of 30 June 2019.

UBS

AG

Group

experienced

cross-border

outflows

over

a

number

of

years

as

a

result

of

heightened

focus

by

fiscal
authorities on cross-border investment and

fiscal amnesty programs, in anticipation of

the implementation in Switzerland
of the global

automatic exchange

of tax information,

and as a

result of the

measures UBS AG

Group has implemented
in response

to these

changes. Further

changes in

local tax

laws or

regulations and

their enforcement,

additional cross-
border tax

information exchange

regimes, national

tax amnesty

or enforcement

programs or

similar actions

may affect
our clients’ ability or willingness to do business with us and could result in additional cross-border outflows.
If we experience financial difficulties, FINMA has the power to open restructuring or liquidation proceedings or impose
protective measures in relation to UBS Group AG, UBS AG

or UBS Switzerland AG, and such proceedings or measures
may have a material adverse effect on our shareholders

and creditors
Under the

Swiss Banking

Act, FINMA

is able

to exercise

broad statutory

powers with

respect to

Swiss banks

and Swiss
parent

companies

of

financial

groups,

such

as

UBS

Group

AG,

UBS

AG

and

UBS Switzerland AG,

if

there

is

justified
concern that the entity

is over-indebted, has

serious liquidity problems

or,

after the expiration

of any relevant

deadline,
no

longer

fulfills

capital

adequacy

requirements.

Such

powers

include

ordering

protective

measures,

instituting
restructuring

proceedings

(and

exercising

any

Swiss

resolution

powers

in

connection

therewith),

and

instituting
liquidation proceedings,

all of

which may

have a

material adverse

effect on

shareholders and

creditors or

may prevent
UBS Group AG, UBS AG or UBS Switzerland AG from

paying dividends or making payments on debt obligations.
UBS would

have limited

ability

to challenge

any such

protective

measures,

and creditors

and shareholders

would

also
have limited ability under Swiss

law or in Swiss courts

to reject them, seek their suspension,

or challenge their imposition,
including measures that require

or result in the deferment of payments.
If restructuring proceedings

are opened with respect

to UBS Group

AG, UBS AG or

UBS Switzerland AG,

the resolution
powers that FINMA may exercise include the

power to: (i) transfer all or some

of the assets, debt and other

liabilities, and
contracts

of the

entity

subject

to proceedings

to another

entity;

(ii) stay

for

a

maximum

of two

business

days

(a) the
termination of,

or the

exercise of

rights to

terminate, netting

rights, (b)

rights to

enforce or

dispose of

certain types

of
collateral

or

(c)

rights

to

transfer

claims,

liabilities

or

certain

collateral,

under

contracts

to

which

the

entity

subject

to
proceedings is a party; and / or (iii) partially or fully write down the equity capital and regulatory capital instruments and, if such regulatory capital is fully

written down, write down or convert into

equity the other debt instruments of the entity
subject

to

proceedings.

Shareholders

and

creditors

would

have

no

right

to

reject,

or

to

seek

the

suspension

of,

any
restructuring

plan

pursuant

to

which

such

resolution

powers

are

exercised.

They

would

have

only

limited

rights

to
challenge

any

decision

to

exercise

resolution

powers

or to

have

that

decision

reviewed

by

a

judicial

or

administrative
process or otherwise.
Upon full

or partial

write-down

of the

equity and

regulatory

capital

instruments

of the

entity

subject to

restructuring
proceedings, the relevant shareholders

and creditors would receive

no payment in respect of the equity

and debt that is
written

down,

the

write-down

would

be

permanent,

and

the

investors

would

likely

not,

at

such

time

or

at

any

time
thereafter,

receive any

shares or other

participation rights,

or be entitled

to any write-up

or any other

compensation in
the event of a potential subsequent

recovery of the debtor.

If FINMA orders the conversion

of debt of the entity subject
to restructuring proceedings

into equity,

the securities received by

the investors may be worth significantly

less than the
original debt and may have a

significantly different risk profile. In addition, creditors receiving equity would be effectively subordinated to all creditors of the restructured entity in the event of a subsequent winding up, liquidation

or dissolution
of the restructured entity,

which would increase the risk that investors would

lose all or some of their investment.

Annual Report 2023 |
Our business model and environment |

Risk factors

32
FINMA has significant discretion in the exercise of its powers in connection with restructuring proceedings. Furthermore, certain categories of debt obligations, such as certain types of deposits, are subject to preferential treatment. As a result, holders of obligations

of an entity

subject to a

Swiss restructuring

proceeding may

have their obligations

written down
or converted

into equity even

though obligations ranking

on par

with such obligations

are not written

down or

converted.

Developments in sustainability, climate, environmental and social standards and regulations may affect our business and
impact our ability to fully realize our goals
We have set

ambitious goals for

ESG matters. These

goals include our

ambitions for environmental

sustainability in our
operations, including carbon

emissions, in the

business we do

with clients and

in products that

we offer. They also include
goals

or

aspirations

for

diversity

in

our

workforce

and

supply

chain,

and

support

for

the

United

Nations

Sustainable
Development Goals. There is substantial

uncertainty as to the scope of actions that

may be required of us, governments
and others to

achieve the goals

we have set,

and many of

our goals

and objectives are only

achievable with a

combination
of government

and private action.

National and

international standards and

expectations, industry and

scientific practices,
and regulatory

taxonomies and

disclosure obligations

addressing these

matters are

relatively immature

and are

rapidly
evolving.

In

addition,

there

are

significant

limitations

in

the

data

available

to

measure

our

climate

and

other

goals.
Although we have

defined and disclosed

our goals based

on the standards

existing at the

time of disclosure,

there can
be no assurance

(i) that the

various ESG

regulatory and

disclosure regimes

under which

we operate

will not come

into
conflict with

one another,

(ii) that the

current

standards

will not

be interpreted

differently

than our

understanding

or
change in a manner that substantially increases

the cost or effort for us to achieve such goals

or (iii) that additional data
or

methods,

whether

voluntary

or

required

by

regulation,

may

substantially

change

our

calculation

of

our

goals

and
ambitions. It

is possible that

such goals

may prove

to be considerably

more difficult

or even impossible

to achieve.

The
evolving

standards

may

also

require

us

to

substantially

change

the

stated

goals

and

ambitions.

If

we

are

not able

to
achieve the goals we

have set, or

can only do

so at significant

expense to our

business, we may

fail to meet

regulatory
expectations, incur damage to our reputation or be exposed

to an increased risk of litigation or other adverse

action.
While ESG regulatory regimes and

international standards are being developed, including

to require consideration of ESG
risks in investment decisions,

some jurisdictions, notably in

the US, have developed rules

restricting the consideration

of
ESG factors in investment

and business decisions. Under

these anti-ESG rules, companies

that are perceived

as boycotting
or discriminating against certain industries may be

restricted from doing business with certain governmental

entities. Our
businesses

may

be

adversely

affected

if

UBS

is

considered

as

discriminating

against

companies

based

on

ESG
considerations, or if further anti-ESG rules are developed

or broadened.
Material weakness of Credit Suisse controls over financial

reporting
The Credit Suisse Group delayed its reporting for the year ending 2022 stating that it had identified material weaknesses
in its internal controls over

financial reporting as a

result of which the Credit

Suisse Group management

had concluded
that, as of 31 December 2022, its internal controls over financial reporting were not effective, and for the same reasons, it reached

the same conclusion

regarding

31 December

2021. A material

weakness is

a deficiency

or a combination

of
deficiencies

in

internal

controls

over

financial

reporting

such

that

there

is

a

reasonable

possibility

that

a

material
misstatement of a registrant’s financial statements will

not be prevented or detected on

a timely basis. There is a

risk that
a

material

error

may

not

be

detected

by

UBS

Group

AG’s

internal

control

structure

that

could

result

in

a

material
misstatement to Credit Suisse’s reported financial results, which are consolidated with UBS Group AG’s results. Since the acquisition, UBS Group AG has undertaken a review of the processes and systems giving rise to the material weaknesses
and

the

remediation

program

undertaken.

This

review

is

ongoing,

and

UBS

expects

to

adopt

and

implement

further
controls

and

procedures

following

the

completion

of

such

review

and

discussions

with

regulators.

Based

on

this
assessment,

management

believes

that,

as of

31

December

2023,

UBS’s

internal control

over

financial

reporting

was
effective.

Management

has

excluded

Credit

Suisse,

which

UBS

Group

AG

acquired

in

2023,

from

the

scope

of

its
assessment of internal control

over financial reporting,

as permitted by

SEC guidance for

acquired businesses. This

may
affect the UBS AG Group upon the planned

merger with Credit Suisse AG.
Our financial results may be negatively affected by changes

to assumptions and valuations, as well as changes to
accounting standards
We prepare our consolidated financial statements

in accordance with IFRS.

The application of

these accounting standards
requires the

use of

judgment based

on estimates

and assumptions

that may

involve significant

uncertainty at

the time
they are made. This is the

case, for example, with respect

to the measurement of fair value

of financial instruments, the
recognition

of

deferred

tax

assets

(DTAs),

the

assessment

of

the

impairment

of

goodwill,

expected

credit

losses

and
estimation of provisions for litigation, regulatory and similar matters. Such judgments, including the underlying

estimates
and

assumptions,

which

encompass

historical

experience,

expectations

of

the

future

and

other

factors,

are

regularly
evaluated to determine their continuing relevance based on current conditions.

Using different assumptions could cause
the reported results

to differ. Changes in assumptions,

or failure to

make the changes

necessary to

reflect evolving market
conditions, may

have a

significant effect

on the

financial statements

in the

periods when

changes occur.

Estimates of
provisions

may be

subject

to a

wide range

of potential

outcomes and

significant uncertainty.

For example,

the

broad
range

of potential

outcomes

in our

legal proceedings

in

France

and in

a

number

of Credit

Suisse’s

legal proceedings
increase the uncertainty

associated with assessing

the appropriate

provision. If the

estimates and assumptions

in future
periods deviate from the current

outlook, our financial results may also be negatively

affected.

Annual Report 2023 |
Our business model and environment |

Risk factors

33
Changes to IFRS or interpretations thereof may cause future reported results and financial position to differ from current expectations, or

historical results

to differ

from those

previously reported

due to the

adoption of

accounting standards
on a retrospective basis. Such changes may also affect our regulatory capital and ratios. For example, the introduction of the

ECL

regime

under

IFRS 9

in

2018

fundamentally

changed

how

credit

risk

arising

from

loans,

loan

commitments,
guarantees

and

certain

revocable

facilities

is accounted

for.

Under

the

ECL

regime,

credit

loss

expenses

may

increase
rapidly at the onset

of an economic downturn

as a result of

higher levels of credit

impairments (stage 3), as well as

higher
ECL from stages 1 and 2, only gradually diminishing once

the economic outlook improves. As we observed in 2020, this
effect

may

be more

pronounced

in

a

deteriorating

economic

environment.

Substantial

increases

in

ECL

could

exceed
expected loss for regulatory capital purposes and adversely

affect our CET1 capital and regulatory capital ratios.

We may be unable to maintain our capital strength
Capital

strength

enables

us

to grow

our

businesses

and

absorb

increases

in

regulatory

and

capital

requirements.

Our
ability to

maintain our

capital

ratios is

subject to

numerous risks,

including the

financial results

of our

businesses,

the
effect of changes to

capital standards, methodologies and interpretations that may adversely affect the calculation of our
capital

ratios, the

imposition

of risk

add-ons

or capital

buffers,

and the

application

of additional

capital,

liquidity

and
similar requirements to subsidiaries. Our capital and leverage ratios are driven primarily by RWA, LRD and eligible capital, all of

which may

fluctuate based

on a

number of

factors, some

of which

are outside

of our control.

The results

of our
businesses may

be adversely

affected by

events arising from

other risk

factors described

herein. In

some cases,

such as
litigation and regulatory risk and operational risk events, losses may be sudden and large.
Our eligible capital may be

reduced by losses recognized within net

profit or other comprehensive income.

Eligible capital
may also

be reduced

for other

reasons, including

acquisitions that

change the

level of

goodwill, changes

in temporary
differences

related

to

DTAs

included

in

capital,

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
RWA

are

driven

by

our

business

activities,

by

changes

in

the

risk

profile

of

our

exposures,

by

changes

in

our

foreign
currency exposures and foreign exchange rates, and by regulation.

For instance, substantial market volatility, a widening
of credit spreads,

adverse currency movements,

increased counterparty

risk, deterioration in the

economic environment
or increased

operational risk

could result

in an

increase in

RWA. Changes

in the

calculation of

RWA, the

imposition of
additional

supplemental RWA

charges or

multipliers applied

to certain

exposures and

other methodology

changes,

as
well as the

finalization of the Basel

III framework and

Fundamental Review of the

Trading Book promulgated by

the BCBS,
which are expected to increase our RWA.
The

leverage

ratio

is

a

balance

sheet-driven

measure

and

therefore

limits

balance

sheet-intensive

activities,

such

as
lending, more

than activities

that are

less balance

sheet intensive,

and it

may constrain

our business

even if

we satisfy
other

risk-based

capital

requirements.

Our

LRD

is

driven

by,

among

other

things,

the

level

of

client

activity,

including
deposits and loans,

foreign exchange

rates, interest rates,

other market

factors and changes

in required liquidity.

Many
of these factors are wholly or partly outside of our control.
The effect of taxes on our financial results is significantly influenced by tax law changes and reassessments of our
deferred tax assets and, also, operating losses of certain entities with no associated tax benefit
Our

effective

tax

rate

is highly

sensitive

to

our

performance,

our

expectation

of

future

profitability

and

any

potential
increases or

decreases in

statutory tax

rates, such as

any potential

increase or

decrease in

the US

federal corporate

tax
rate.

Furthermore,

based

on

prior

years’

tax

losses

and

deductible

temporary

differences,

we

have

recognized

DTAs
reflecting

the

probable

recoverable

level

based

on

future

taxable

profit

as

informed

by

our

business

plans.

If

our
performance is expected to produce diminished taxable

profit in future years, particularly in the US, we

may be required
to write down

all or a

portion of the

currently recognized

DTAs

through the

income statement

in excess of

anticipated
amortization. This

would have

the effect

of increasing

our

effective

tax rate

in the

year in

which any

write-downs are
taken.

Conversely,

if

we

expect

the

performance

of

entities

in

which

we

have

unrecognized

tax

losses

to

improve,
particularly

in

the

US or

the

UK, we

could potentially

recognize

additional

DTAs.

The

effect

of doing

so

would

be to
reduce our

effective tax

rate in

years in

which additional

DTAs

are recognized

and to

increase our

effective

tax rate

in
future years. Our

effective tax rate

is also sensitive to

any future reductions

in statutory tax

rates, particularly in

the US,
which would cause

the expected

future tax

benefit from

items such as

tax loss carry

-forwards in

the affected

locations
to

diminish

in

value.

This,

in

turn,

would

cause

a

write-down

of

the

associated

DTAs.

Conversely,

an

increase

in

US
corporate tax rates would result in an increase

in the Group’s DTAs.
We generally revalue our

DTAs in the

fourth quarter of the financial year

based on a reassessment of future

profitability
taking into

account our

updated

business plans.

We

consider

the performance

of our

businesses and

the accuracy

of
historical forecasts,

tax rates and

other factors in

evaluating the recoverability

of our DTAs,

including the remaining

tax
loss carry-forward

period and our assessment

of expected future

taxable profits over

the life of DTAs.

Estimating future
profitability is

inherently subjective

and is particularly

sensitive to future

economic, market

and other conditions,

which
are difficult to predict.

Annual Report 2023 |
Our business model and environment |

Risk factors

34
Our results

in past

years have

demonstrated that

changes in

the recognition

of DTAs

can have

a very

significant effect
on our

reported

results.

Any

future

change in

the manner

in which

UBS AG

remeasures

DTAs

could affect

UBS AG’s
effective tax rate, particularly in the year in which

the change is made.
Our

full-year

effective

tax

rate

would

be

impacted

if

aggregate

tax

expenses

in

respect

of

profits

from

branches

and
subsidiaries without

loss coverage

differ from

what is

expected, or

if certain

branches and

subsidiaries incur

operating
losses that we cannot benefit

from through the income

statement. In particular, operating

losses at entities or branches
that cannot

offset

for tax

purposes

taxable

profits

in other

Group entities,

and which

do not

result in

additional

DTA
recognition, would increase our effective tax rate. In addition, tax laws or the tax authorities in countries where we have
undertaken

legal structure

changes

may cause

entities to

be subject

to taxation

as

permanent

establishments

or may
prevent the transfer

of tax losses incurred

in one legal entity

to newly organized

or reorganized subsidiaries

or affiliates
or may impose limitations

on the utilization

of tax losses that

relate to businesses formerly

conducted by the transferor.
Were

this

to

occur

in

situations

where

there

were

also

limited

planning

opportunities

to

utilize

the

tax

losses

in

the
originating entity,

the

DTAs

associated with

such tax

losses

may be

required to

be written

down through

the

income
statement.
Changes in

tax law

may materially

affect our

effective tax rate,

and, in

some cases,

may substantially affect

the profitability
of certain activities. In addition, statutory and regulatory changes, as well as changes to the way in which courts and tax
authorities interpret tax laws, including

assertions that we are required

to pay taxes in

a jurisdiction as a

result of activities
connected to that

jurisdiction constituting a

permanent establishment

or similar theory,

and changes in

our assessment
of

uncertain

tax

positions,

could

cause

the

amount

of

taxes

we

ultimately

pay

to

materially

differ

from

the

amount
accrued.
We may incur material future tax liabilities in connection

with the Credit Suisse Group’s merger with the UBS Group
In the past, the Credit Suisse Group has made significant impairments of the tax value of its participations in subsidiaries below their tax acquisition costs. Following the

acquisition of the Credit Suisse Group

by UBS Group AG, tax acquisition
costs of certain

participations held by

Credit Suisse Group AG

and its subsidiaries

will be transferred to

the UBS AG

Group
as a result of further company mergers and restructurings.

UBS AG and its subsidiaries may become subject to

additional
Swiss tax on future reversals of such

impairments for Swiss tax purposes. Reversals of

prior impairments may occur to the
extent that the net asset

value of the previously impaired

subsidiary increases, e.g., as

a result of an increase

in retained
earnings.

Although

it

is

difficult

to

quantify

this

additional

future

tax

exposure,

as

various

potential

mitigants

(e.g.,
transfers of assets and

liabilities, business activities, subsidiary investments, as well as other restructuring measures within
the combined Group in the course of the integration)

exist, it may be material.

Liquidity and funding risk
Liquidity and funding management are critical to our ongoing performance

The viability

of our

business depends

on the

availability of

funding sources,

and our

success depends

on our

ability to
obtain funding

at times,

in amounts,

for tenors

and at

rates that

enable us

to efficiently

support our

asset base

in all
market conditions. Our

funding sources

have generally been

stable, but could

change in the

future because

of, among
other things,

general market

disruptions or

widening credit

spreads, which

could also

influence the

cost of

funding. A
substantial part of our liquidity

and funding requirements are met using short-term unsecured funding sources, including
retail and wholesale

deposits and the regular

issuance of money market

securities. A change in the

availability of short-
term funding could occur quickly.
The addition

of loss-absorbing

debt as

a component

of capital

requirements,

the regulatory

requirements

to maintain
minimum TLAC at UBS’s holding company and at certain

of its subsidiaries, as well as the

power of resolution authorities
to bail in TLAC instruments and other debt obligations, and uncertainty as to how such powers will be exercised, caused and may

still cause

further increase

of our cost

of funding,

and could

potentially increase

the total

amount of funding
required, in the absence of other changes

in our business.
Reductions in our credit ratings

may adversely affect the market value

of the securities and

other obligations and increase
our funding costs,

in particular with

regard to funding from

wholesale unsecured sources, and could

affect the availability
of certain kinds of funding. In addition,

as experienced in connection with Moody’s

Investors Service Ltd. downgrade

of
UBS AG’s

long-term debt

rating in

June 2012,

rating downgrades

can require

us to

post additional

collateral or

make
additional

cash

payments

under

trading

agreements.

Our

credit

ratings,

together

with

our

capital

strength

and
reputation, also contribute to

maintaining client and counterparty confidence,

and it is

possible that rating changes

could
influence the performance of some of our businesses. The acquisition of the Credit Suisse Group has elevated these risks
and

may

cause

these

risks

to

intensify.

Upon

the

close

the

acquisition

in

June

2023,

Fitch

Ratings

Ireland

Limited
downgraded the

Long-Term Issuer Default Ratings (IDRs) of

UBS AG

to “A+” from

“AA-“. Fitch

Ratings Ltd also

upgraded
Credit Suisse AG’s Long-Term

IDR to “A+” from “BBB+”.

Annual Report 2023 |
Our business model and environment |

Risk factors

35
The requirement

to maintain a

liquidity coverage ratio

of high-quality liquid

assets to estimated

stressed short-term

net
cash outflows, and other similar liquidity and funding requirements,

oblige us to maintain high levels of overall liquidity,
limit our

ability to

optimize interest

income and

expense, make

certain lines

of business

less attractive

and reduce

our
overall ability to generate

profits. The liquidity coverage

ratio and net stable funding

ratio requirements are

intended to
ensure that

we are

not overly

reliant on

short-term

funding and

that we

have sufficient

long-term funding

for illiquid
assets. The relevant calculations make assumptions about the relative likelihood and amount of outflows of funding and available sources

of additional

funding

in market

-wide and

firm-specific

stress

situations. In

an actual

stress

situation,
however,

our funding

outflows

could exceed

the

assumed amounts.

Further,

UBS AG

is subject

to increased

liquidity
requirements

related

to

too-big-to-fail

(TBTF)

measures

under

the

direction

of

FINMA,

which

became

effective

on

1
January 2024.

Annual Report 2023 |
Financial and operating performance | Accounting

and financial reporting

36
Financial and operating
performance
Management report
Accounting and financial reporting

Critical accounting estimates and judgments
In

preparing

our

financial

statements

in

accordance

with

IFRS

Accounting

Standards,

as

issued

by

the

International
Accounting

Standards

Board

(the

IASB),

we

apply

judgment

and

make

estimates

and

assumptions

that

may

involve
significant

uncertainty

at

the

time

they

are

made.

We

regularly

reassess

those

estimates

and

assumptions,

which
encompass historical

experience, expectations

of the

future and

other pertinent

factors, to

determine their

continuing
relevance based on current conditions, and

update them as necessary.

Changes in estimates and assumptions may have
significant

effects

on the

financial

statements.

Furthermore,

actual

results

may

differ

significantly from

our estimates,
which could result in significant losses to the Group,

beyond what we expected or provided for.

Key

areas

involving

a

high

degree

of

judgment

and

areas

where

estimates

and

assumptions

are

significant

to

the
consolidated financial statements include

the following (note references below

are found in the “Consolidated financial
statements” section of this report):
–
expected credit loss measurement (refer to “Note 19 Expected credit loss measurement”);
– fair value measurement (refer to “Note 20 Fair value measurement”);
– income taxes (refer to “Note 8 Income taxes”);
–
provisions and contingent liabilities (refer to “Note 17 Provisions and contingent liabilities”);
–
post-employment benefit plans (refer to “Note 26 Post-employment benefit plans”);
–
goodwill (refer to Note 12 Goodwill and intangible assets”); and

–
consolidation of structured entities (refer to “Note 28 Interests in subsidiaries and other entities”).
›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report and to
the “Risk factors” section of this report for more information

Annual Report 2023 |
Financial and operating performance | UBS

AG consolidated performance

37
UBS AG consolidated performance
Income statement
For the year ended % change from
USD m 31.12.23 31.12.22 31.12.21 31.12.22
Net interest income

4,566

6,517

6,605

(30)
Other net income from financial instruments measured

at fair value through profit or loss

9,934

7,493

5,844

33
Net fee and commission income

18,610

19,023

22,438

(2)
Other income

566

1,882

941

(70)
Total revenues

33,675

34,915

35,828

(4)
Credit loss expense / (release)

143

29

(148)

386
Personnel expenses

15,655

15,080

15,661

4
General and administrative expenses

11,118

9,001

9,476

24
Depreciation, amortization and impairment of non-financial

assets

2,238

1,845

1,875

21
Operating expenses

29,011

25,927

27,012

12
Operating profit / (loss) before tax

4,521

8,960

8,964

(50)
Tax expense / (benefit)

1,206

1,844

1,903

(35)
Net profit / (loss)

3,315

7,116

7,061

(53)
Net profit / (loss) attributable to non-controlling interests

25

32

29

(22)
Net profit / (loss) attributable to shareholders

3,290

7,084

7,032

(54)
Comprehensive income
Total comprehensive income

4,625

2,719

4,826

70
Total comprehensive income attributable to non-controlling interests

27

18

13

49
Total comprehensive income attributable to shareholders

4,598

2,701

4,813

70
Integration-related expenses by business division and Group Items
For the year ended
USD m 31.12.23
Global Wealth Management

423
Personal & Corporate Banking

123
Asset Management

51
Investment Bank

281
Non-core and Legacy
1

225
Group Items
1

289
Total net integration-related expenses

1,392
of which: personnel expenses

626
of which: general and administrative expenses

491
of which: depreciation, amortization and impairment of non-financial assets

274
1 During 2023, Non-core

and Legacy (previously reported

within Group Functions) became

a separate reportable segment

and Group Functions has

been renamed Group Items.

Prior periods have been

restated to
reflect these changes.
2023 compared with 2022
Results
In 2023,

net profit

attributable to

shareholders decreased

by USD 3,794m,

or 54%,

to USD 3,290m,

which included

a
net tax expense of USD 1,206m.
Operating profit before tax

decreased by USD 4,439m, or 50%, to USD 4,521m, reflecting

higher operating expenses,
lower total revenues

and higher net

credit loss expenses.

Operating expenses increased

by USD 3,084m,

or 12%, to
USD 29,011m

and

included

USD 1,392m

of

integration-related

expenses.

This

increase

was

mainly

driven

by

a
USD 2,117m

increase

in

general

and

administrative

expenses.

Personnel

expenses

increased

by

USD 575m

and
depreciation, amortization

and impairment

of non-financial

assets increased

by USD 393m.

Net credit

loss expenses
were

USD 143m,

compared

with

USD 29m

in

2022.

Total

revenues

decreased

by

USD 1,240m,

or

4%,

to
USD 33,675m, mainly driven by other income,

which decreased by USD 1,316m, largely attributable to

the prior year
including

a gain

of USD 848m

in Asset

Management

on the sale

of our shareholding

in our Japanese

real estate

joint
venture,

Mitsubishi

Corp.-UBS

Realty

Inc.

Total

combined

net

interest

income

and

other

net

income

from

financial
instruments

measured

at

fair

value

through

profit

and

loss

increased

by

USD 489m,

partly

offset

by

a

USD 413m
decrease in net fee and commission income.

Annual Report 2023 |
Financial and operating performance | UBS

AG consolidated performance

38
Integration

-related expenses primarily

included higher consulting

fees and higher

real estate costs

in general, as well
as

administrative

expenses

and

higher

personnel

expenses,

which

were

mainly

due

to

salaries

and

variable
compensation

,

related

to

the

integration

of

Credit

Suisse.

Integration-related

expenses

reflected

in

depreciation,
amortization and impairment of non-financial assets were mainly in relation to leasehold improvements and internally developed software.
Integration

-related

expenses

are

defined

as

expenses

that

are

temporary,

incremental

and

directly

related

to

the
integration

of

Credit

Suisse

into

UBS,

including

costs

of

internal

staff

and

contractors

substantially

dedicated

to
integration activities, retention awards, redundancy costs, incremental expenses from the shortening of useful lives of property,

equipment

and

software,

and

impairment

charges

relating

to

these

assets.

Classification

as

integration-
related expenses

does not

affect the

timing of

recognition and

measurement of

those expenses

or the

presentation
thereof in the income statement.

Total revenues
Net interest income and other net income from financial instruments measured at fair value through profit or loss
Total

combined

net

interest

income

and other

net

income

from

financial

instruments

measured

at

fair

value

through
profit or loss increased by USD 489m to

USD 14,500m.
Personal

&

Corporate

Banking

increased

by

USD 955m

to

USD 3,641m,

predominantly

driven

by

an

increase

in

net
interest

income,

mainly

driven

by

higher

deposit

margins,

which

resulted

from

higher

interest

rates,

and

higher

loan
revenues,

partly

offset

by lower

deposit fees.

The

prior

year

included a

benefit

from

the

Swiss

National

Bank

deposit
exemption.
Global Wealth Management increased by

USD 250m to USD 6,607m, predominantly due

to higher net interest income,
mainly driven by higher

deposit margins, resulting from

higher interest rates, partly offset

by the effects of

shifts to lower-
margin deposit products.
The Investment Bank decreased

by USD 773m

to USD 4,997m, mainly

reflecting a USD 1,127m

decrease in revenues in
Derivatives

&

Solutions,

largely

driven

by Equity

Derivatives,

Rates

and Foreign

Exchange,

due to

lower

levels

of

both
volatility and client activity.

This decrease was partly

offset by a USD 185m

increase in Financing,

reflecting higher client
balances.

In addition

,

there

was a

USD 142m

increase

in Global

Banking,

mainly

due to

higher revenues

in

both Risk
Management and Leveraged Capital Markets,

reflecting an improvement in mark-to-market.
›
Refer to “Note 3 Net interest income and other

net income from financial instruments measured at fair value through profit or loss” in the “Consolidated financial statements”

section of this report for more information
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the year ended % change from
USD m 31.12.23 31.12.22 31.12.21 31.12.22
Net interest income from financial instruments measured

at amortized cost and fair value through other
comprehensive income

2,801

5,108

5,168

(45)
Net interest income from financial instruments measured

at fair value through profit or loss and other

1,765

1,410

1,437

25
Other net income from financial instruments measured

at fair value through profit or loss

9,934

7,493

5,844

33
Total

14,500

14,011

12,449

3
Global Wealth Management

6,607

6,357

5,341

4
of which: net interest income

5,436

5,274

4,244

3
of which: transaction-based income from foreign exchange and other intermediary activity

1

1,171

1,082

1,097

8
Personal & Corporate Banking

3,641

2,686

2,557

36
of which: net interest income

3,128

2,192

2,120

43
of which: transaction-based income from foreign exchange and other intermediary activity

1

513

495

437

4
Asset Management

(35)

(23)

(13)

51
Investment Bank
2

4,997

5,770

5,074

(13)
Global Banking

329

187

596

76
Global Markets

4,667

5,582

4,478

(16)
Non-core and Legacy

44

118

7

(63)
Group Items

(755)

(896)

(516)

(16)
1 Mainly includes spread-related income in connection with client-driven transactions,

foreign currency translation effects and income and expenses from precious metals,

which are included in the income statement
line Other net income from financial instruments measured

at fair value through profit or loss.

The amounts reported on this

line are one component of Transaction

-based income in the management discussion and
analysis of

Global Wealth

Management and

Personal &

Corporate Banking

in the

“Global Wealth

Management” and

“Personal &

Corporate Banking”

sections of

this report,

respectively.

2 Investment Bank
information is provided at the

business line level rather than by

financial statement reporting line in

order to reflect the underlying

business activities, which is consistent with the

structure of the management discussion
and analysis in the “Investment Bank” section of this report.

Annual Report 2023 |
Financial and operating performance | UBS

AG consolidated performance

39
Net fee and commission income
Net fee and commission income decreased by USD

413m to USD 18,610m.
Investment

fund

fees

decreased

by

USD 212m

to

USD 4,730m,

driven

by

Global

Wealth

Management

and

Asset
Management, mainly reflecting negative market performance.
Net brokerage

fees decreased

by USD 206m

to USD 3,079m,

driven

by lower

levels of

client activity

in Global

Wealth
Management and lower market volumes of cash equities

in Execution Services in the Investment Bank.
M&A and corporate finance fees decreased

by USD 135m to USD 669m, primarily reflecting lower

revenues from merger
and acquisition transactions in Global Banking in the Investment

Bank.
›
Refer to “Note 4 Net fee and commission

income” in the “Consolidated financial statements”

section of this report for more
information
Other income
Other income decreased by USD 1,316m to

USD 566m, largely due to USD 255m of losses relating

to our investment in
SIX Group.

These losses reflected UBS AG’s share of impairments

taken by SIX Group on its investment in Worldline and
on goodwill related to its Bolsas y Mercados

Españoles (BME) subsidiary.

In contrast, 2022 included gains from disposals
of associates

and subsidiaries, largely

reflecting a gain

of USD 848m

in Asset

Management on

the sale

of our

shareholding
in

our

Japanese

real

estate

joint venture,

Mitsubishi

Corp.-UBS

Realty

Inc.

In

addition,

2022

included

gains

in

Global
Wealth Management of USD 133m on the sale of our domestic wealth management business in

Spain, USD 86m on the
sale

of

UBS

Swiss

Financial

Advisers AG

and

USD 41m

on

the

sale

of

our

US

alternative

investments

administration
business.
›
Refer to “Note 5 Other income” in the “Consolidated

financial statements”

section of this report for more information
›
Refer to “Note 29 Changes in organization and

acquisitions and disposals of subsidiaries and businesses”

in the “Consolidated
financial statements”

section of this report for more information about the

gains from disposals of associates and subsidiaries
Credit loss expense / release
Total

net credit

loss expenses

were USD 143m,

compared with

USD 29m in

2022, reflecting

net expenses

of USD 23m
related to stage 1 and 2 positions and USD 120m

related to credit-impaired stage

3 positions.
›
Refer to “Note 9 Financial assets at amortized

cost and other positions in scope of expected credit loss

measurement” and
“Note 19 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more
information about credit loss expenses / releases
›
Refer to the “Risk factors” section of this report for

more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the year ended 31.12.23
Global Wealth Management

(2)

27

25
Personal & Corporate Banking

13

37

50
Asset Management

0

(1)

(1)
Investment Bank

11

56

67
Non-core and Legacy

0

1

1
Group Items
1

1

0

1
Total

23

120

143
For the year ended 31.12.22
2
Global Wealth Management

(5)

5

0
Personal & Corporate Banking

27

12

39
Asset Management

0

0

0
Investment Bank

6

(18)

(12)
Non-core and Legacy

0

2

2
Group Items
1

0

0

0
Total

29

0

29
For the year ended 31.12.21
Global Wealth Management

(28)

(1)

(29)
Personal & Corporate Banking

(62)

(24)

(86)
Asset Management

0

1

1
Investment Bank

(34)

0

(34)
Non-core and Legacy

0

0

0
Group Items
1

0

0

0
Total

(123)

(25)

(148)
1 Starting with the third quarter of 2023, Non-core and Legacy became a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been restated to reflect these changes.

2 Certain prior-period

figures as of

or for the

quarter ended 30

June 2023 have

been restated due

to effects of

measurement period adjustments

in relation to

the acquisition of

the Credit Suisse

Group. Refer

to
“Note 2 Accounting for the acquisition of the Credit Suisse Group” for more information.

Annual Report 2023 |
Financial and operating performance | UBS

AG consolidated performance

40
Operating expenses
Personnel expenses
Personnel expenses

increased by

USD 575m to

USD 15,655m and

included integration-related

expenses of USD

626m.
Salaries increased

by USD 370m as

a result of

the integration and

also due to

salary adjustments, as

well as the

impact
of foreign currency translation effects.

Social security costs also increased by USD 105m

.
›
Refer to “Note 6 Personnel expenses,” “Note 26

Post-employment benefit plans” and “Note 27

Employee benefits: variable
compensation” in the “Consolidated financial statements”

section of this report for more information
General and administrative expenses
General

and

administrative

expenses

increased

by

USD 2,117m

to

USD 11,118m,

which

included

integration-related
expenses of USD 491m,

largely reflected

in higher consulting

and real

estate costs.

In addition, there

was a USD 939m
increase

in

shared

services

costs

charged

by

other

subsidiaries

of

UBS

Group AG,

as

well

as

a

USD 468m

increase

in
expenses for litigation, regulatory and similar matters,

driven by a USD 665m increase in

provisions recognized in the first
quarter of 2023 related to the US residential mortgage-backed securities litigation matter. Technology costs increased by
USD 56m.
We

believe

that

the

industry

continues

to

operate

in

an

environment

in

which

expenses

associated

with

litigation,
regulatory and

similar matters will

remain elevated for

the foreseeable

future, and

we continue to

be exposed

to a

number
of significant claims and regulatory

matters. The outcome of

many of these matters,

the timing of a resolution,

and the
potential effects

of resolutions

on our

future business,

financial results

or financial

condition

are extremely

difficult to
predict.
›
Refer to “Note 7 General and administrative expenses”

and “Note 17 Provisions and contingent liabilities” in

the “Consolidated
financial statements” section of this report for more information
Depreciation, amortization and impairment of non-financial

assets
Depreciation, amortization and impairment of non-financial assets increased by USD 393m to USD 2,238m and included
integration-related expenses of USD 274m, primarily relating to a USD 214m impairment of software projects

in progress
resulting

from

a

reprioritization

of

software

development

activity

in

the

context

of

the

integration

of

Credit

Suisse.
Excluding the aforementioned

effects,

depreciation of internally developed

software increased

by USD 143m, reflecting
a higher level of capitalized costs.
Operating expenses
For the year ended % change from
USD m 31.12.23 31.12.22 31.12.21 31.12.22
Personnel expenses

15,655

15,080

15,661

4
of which: salaries

5,898

5,528

5,723

7
of which: variable compensation

7,669

7,636

7,973

0
of which: performance awards

2,841

2,910

2,916

(2)
of which: financial advisors
1

4,549

4,508

4,860

1
of which: other

279

217

196

29
of which: other personnel expenses
2

2,088

1,916

1,965

9
General and administrative expenses

11,118

9,001

9,476

24
of which: net expenses for litigation, regulatory and similar matters

816

348

910

135
of which: other general and administrative expenses

10,302

8,653

8,566

19
Depreciation, amortization and impairment of non-financial

assets

2,238

1,845

1,875

21
Total operating expenses

29,011

25,927

27,012

12
1 Consists of cash and deferred compensation awards and

is based on compensable revenues and firm tenure

using a formulaic approach. It also includes expenses

related to compensation commitments with financial
advisors entered into at the time of recruitment that are subject to vesting requirements.

2 Consists of expenses related to contractors, social security, post-employment benefit plans,

and other personnel expenses.
Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.
Tax
Income tax expenses of USD 1,206m were

recognized for UBS AG in 2023, representing

an effective tax rate of 26.7%,
compared with

USD 1,844m for

2022, which represented

an effective

tax rate

of 20.6%. The

income tax expenses

for
2023 included Swiss tax expenses of USD 849m and non-Swiss

tax expenses of USD 356m.
The Swiss tax expenses

included current tax

expenses of USD 810m

in respect of taxable

profits of UBS Switzerland

AG
and other Swiss entities and deferred tax expenses of USD 39m.
The non-Swiss tax expenses included

current tax expenses of USD

618m that related to expenses

of USD 100m in

respect
of

US

corporate

alternative

minimum

tax

(CAMT)

and

USD

518m

in

respect

of

other

taxable

profits

of

non-Swiss
subsidiaries and branches. These were partly offset by a net deferred tax benefit of USD 262m that primarily related to a benefit of USD 274m

in respect of an

increase in deferred tax assets

(DTAs) that resulted from an

increase in the expected
value of

future tax

deductions for

deferred compensation

awards due

to an

increase in

the Group’s

share price

during
the year. In addition, the

net deferred tax benefit included

a benefit of USD 100m

in respect of the recognition

of DTAs
for tax credits carried forward in

respect of CAMT. These benefits were partly offset

by a net deferred tax expense

of USD
112m that primarily related to the amortization of DTAs

previously recognized in relation to tax losses carried forward.

Annual Report 2023 |
Financial and operating performance | UBS

AG consolidated performance

41
Excluding any potential

effects from the

remeasurement of

DTAs in connection

with the business

planning process and
any material

jurisdictional statutory

tax rate

changes that

could be

enacted,

we expect

a tax

rate for

2024 of

around
24%.
›
Refer to “Note 8 Income taxes”

in the “Consolidated financial statements”

section of this report for more information
›
Refer to the “Risk factors” section of this report for

more information
Total comprehensive income attributable to shareholders
In 2023, total comprehensive income attributable to shareholders was USD 4,598m, reflecting net profit of USD 3,290m and other comprehensive income (OCI), net of tax,

of USD 1,308m.
OCI

related

to

cash

flow

hedges

was

USD 1,400m,

mainly

reflecting

net

losses

on

hedging

instruments

that

were
reclassified from OCI to the income statement.
Foreign currency

translation OCI

was USD 849m,

mainly due

to the

significant strengthening

of the

Swiss franc

(10%)
and the euro (3%) against the US dollar.
OCI

related

to

own

credit

on

financial

liabilities

designated

at

fair

value

was

negative

USD 790m,

primarily

due

to

a
tightening of our own credit spreads.

Defined benefit

plan OCI,

net of

tax, was

negative USD 136m.

Total net

pre-tax OCI

related to

the Swiss

pension plan
was negative USD 56m. This reflected losses of USD

1,901m

from the defined benefit obligation (DBO) remeasurement,
largely offset by an

increase in the plan

assets of USD 513m

and a decrease in

the effect of

the asset ceiling under

IFRS
Accounting Standards of USD 1,332m. Total pre-tax OCI related to our non-Swiss pension plans was negative USD 47m, mostly driven by the UK pension plan, which recorded negative net pre-tax OCI of USD 31m. The negative OCI in the UK
pension plan reflected a loss from the remeasurement of the DBO of USD 96m, partly offset by a positive return on plan
assets of USD 65m.
›
Refer to “Statement of comprehensive income” in the

“Consolidated financial statements” section of this

report for more
information
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of this report for more information about own credit on financial liabilities designated at

fair value
›
Refer to “Note 25 Hedge accounting”

in the “Consolidated financial statements”

section of this report for more information about
cash flow hedges of forecast transactions
›
Refer to “Note 26 Post-employment benefit plans”

in the “Consolidated financial statements” section

of this report for more
information about OCI related to defined benefit plans
Sensitivity to interest rate movements
As of 31 December 2023, we estimated

that a parallel shift in

yield curves by +100 basis points

could lead to a combined
increase in annual net

interest income from

our banking book of

approximately USD 1.2bn

in the first year

after such a
shift. Of this

increase, approximately

USD 0.8bn, USD 0.2bn

and USD 0.1bn

would result

from changes

in Swiss

franc,
US dollar and

euro interest rates, respectively. A parallel

shift in yield

curves by –100

basis points could

lead to a

combined
decrease

in annual

net interest

income of

approximately

USD 1.2bn in

the first

year after

such a

shift, showing

similar
currency contributions as for the aforementioned

increase in rates.

These estimates are based on a

hypothetical scenario of an immediate change

in interest rates, equal across all

currencies
and relative

to

implied

forward

rates

as of

31 December

2023 applied

to

our

banking

book.

These

estimates

further
assume no change

to balance

sheet size

and product

mix, stable

foreign exchange

rates, and

no specific management
action. These estimates do not represent

a forecast of net interest income variability

.
Seasonal characteristics
Our revenues

may show

seasonal patterns,

notably in

the Investment

Bank and

transaction-based revenues

for Global
Wealth Management, and

typically reflect the

highest client

activity levels in

the first quarter, with lower

levels throughout
the rest of the year,

especially during the summer months and the end-of-year

holiday season.

Key figures

Below we provide an overview of selected key figures of UBS AG consolidated. For further information about key figures related to capital management, refer

to the “Capital, liquidity and funding, and balance sheet” section of this report.
Cost / income ratio
The cost

/ income

ratio was

86.2%, compared

with 74.3%,

mainly reflecting

an increase

in operating

expenses and

a
decrease in total revenues.
Return on common equity tier 1 capital
The

annualized

return

on

our

common

equity

tier 1

(CET1)

capital

was

7.6%,

compared

with

16.8%,

reflecting

a
USD 3,794m

decrease in net profit attributable to

shareholders and a USD 1.3bn increase

in average CET1 capital.

Annual Report 2023 |
Financial and operating performance | UBS

AG consolidated performance

42
CET1 capital
CET1

capital

increased

by

USD 1.2bn

to

USD 44.1bn

as

of

31 December

2023,

mainly

as

a

result

of

operating

profit
before tax of USD 4.5bn, with associated current tax expenses of USD 1.4bn, positive foreign currency translation effects
of

USD 0.9bn,

and

a

net

increase

of

USD 0.2bn

in

eligible

DTAs

on

temporary

differences,

partly

offset

by

dividend
accruals of USD 3.0bn.
Risk-weighted assets
Risk-weighted assets (RWA) increased

by USD 16.2bn to USD 334.0bn, primarily

driven by increases of USD 12.7bn

due
to asset size and other movements and USD 8.0bn due to currency effects, partly offset by a decrease of USD 4.6bn due to model updates and methodology changes.
CET1 capital ratio
Our CET1 capital

ratio decreased

to 13.2% from

13.5%, reflecting

a USD 16.2bn increase

in RWA,

partly offset by

the
aforementioned increase in CET1 capital

.
Leverage ratio denominator
The leverage ratio denominator (the LRD) increased by USD 74.8bn to

USD 1,104.4bn, primarily driven by increases from
asset size and other movements of USD 37.5bn and currency

effects of USD 37.3bn.

CET1 leverage ratio
Our CET1 leverage ratio decreased to 4.0% from

4.2%, due to the aforementioned increase

in the LRD, partly offset by
the increase in CET1 capital.

Personnel
The number

of personnel

employed was

53,925 (workforce

count) as

of 31 December

2023, a

net decrease

of 1,013
compared with

31 December 2022.

The number

of internal personnel

employed as

of 31 December

2023 was

47,590
(full-time equivalents), a

net decrease

of 38 compared

with 31 December 2022.

The number of

core external

staff was
6,335 (workforce count), a net decrease

of 974 compared with 31 December 2022.

Equity, CET1 capital and returns
As of or for the year ended
USD m, except where indicated 31.12.23 31.12.22 31.12.21
Net profit
Net profit attributable to shareholders

3,290

7,084

7,032
Equity

Equity attributable to shareholders

55,234

56,598

58,102
Less: goodwill and intangible assets

6,265

6,267

6,378
Tangible equity attributable to shareholders

48,969

50,331

51,724
Less: other CET1 deductions

4,839

7,402

10,130
CET1 capital

44,130

42,929

41,594
Return on equity
Return on equity (%)

6.0

12.6

12.3
Return on tangible equity (%)

6.7

14.2

13.9
Return on CET1 capital (%)

7.6

16.8

17.6

Annual Report 2023 |
Financial and operating performance | Global

Wealth Management

43
Global Wealth Management
Global Wealth Management
1
As of or for the year ended % change from
USD m, except where indicated 31.12.23 31.12.22 31.12.22
Results
Net interest income 5,436 5,274 3
Recurring net fee income
2
10,143 10,282 (1)
Transaction-based income
2
3,079 3,137 (2)
Other income (28) 270
Total revenues 18,631 18,963 (2)
Credit loss expense / (release) 25 0
Operating expenses 14,900 14,069 6
Business division operating profit / (loss) before tax 3,705 4,894 (24)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2
(24.3) 4.0
Cost / income ratio (%)
2
80.0 74.2
Financial advisor compensation
3
4,548 4,508 1
Net new money (USD bn)
2
75.0 40.5
Invested assets (USD bn)
2
3,187 2,815 13
Loans, gross (USD bn)
4
218.3 225.0 (3)
Customer deposits (USD bn)
4
355.3 348.2 2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,5
0.3 0.3
Advisors (full-time equivalents) 8,838 9,215 (4)
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition

and calculation method.

3 Relates to licensed professionals with the

ability to provide investment
advice to

clients in

the Americas.

Consists of

cash and

deferred compensation

awards and

is based

on compensable

revenues and

firm tenure

using a

formulaic approach.

It also

includes expenses

related to
compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans to financial advisors were USD 1,754m as of 31 December 2023.

4 Loans and Customer deposits

in this table include

customer brokerage receivables and payables, respectively, which are presented in a separate reporting

line on the balance

sheet.

5 Refer to the “Risk

management
and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.
2023 compared with 2022
Results
Profit before

tax decreased

by USD 1,189m,

or 24%,

to USD 3,705m,

mainly driven

by higher operating

expenses and
lower total revenues.
Total revenues
Total

revenues

decreased

by

USD 332m,

or

2%,

to

USD 18,631m,

with

decreases

in

other

income,

recurring

net

fee
income and transaction-based income, partly offset

by increases in net interest income.
Net interest income increased by USD 162m,

or 3%, to USD 5,436m, mainly driven

by higher deposit margins, resulting
from higher interest rates, partly offset by the effects

of shifts to lower-margin deposit products.
Recurring

net

fee

income

decreased

by

USD 139m,

or

1%,

to

USD 10,143m,

primarily

driven

by

negative

market
performance.
Transaction

-based income decreased by

USD 58m, or 2%,

to USD 3,079m, mainly driven by

lower levels of

client activity,
particularly in Americas and Asia Pacific.
Other income

was negative

USD 28m, compared

with positive

other income

of USD 270m,

as 2023

included losses

of
USD 64m related to our

investment in SIX Group. The

prior year included a

USD 133m gain from the sale

of our domestic
wealth

management

business

in

Spain,

an

USD 86m

gain

from

the

sale

of

UBS

Swiss

Financial

Advisers

AG

and

a
USD 41m gain from the sale of our US alternative investments administration business.
Credit loss expense / release
Net credit loss

expenses were USD

25m, primarily related

to stage 3 positions,

compared with

net expenses of

USD 0m
in 2022.

Annual Report 2023 |
Financial and operating performance | Global

Wealth Management

44
Operating expenses
Operating

expenses

increased

by

USD 831m,

or

6%,

to

USD 14,900m,

mostly

driven

by

integration-related

expenses
associated

with the

acquisition

of the

Credit

Suisse

Group,

higher

technology

expenses

and

adverse

foreign

currency
effects. These

increases were

partly offset

by lower provisions

for litigation,

regulatory and

similar matters.

In addition,
2023

included

a

charge

of

USD 60m

for

the

special

assessment

by

the

US

Federal

Deposit

Insurance

Corporation

to
recover losses incurred by the Deposit Insurance Fund

in connection with the failures of

Silicon Valley Bank and Signature
Bank.
Pre-tax profit growth
Pre-tax profit growth was negative

24.3%, compared with positive 4.0% in 2022.
Cost / income ratio
The

cost

/

income

ratio

increased

to

80.0%

from

74.2%,

reflecting

both

higher

operating

expenses

and

lower

total
revenues.
Invested assets
Invested

assets

increased

by

USD 372bn,

or

13%,

to

USD 3,187bn,

mainly

driven

by

positive

market

performance

of
USD 279bn, net new money inflows of USD 75.0bn and

positive foreign currency effects

of USD 31bn.

Loans
Loans decreased by USD 6.7bn to USD 218.3bn,

mainly driven by net new loan outflows of USD 12.6bn, partly offset by positive foreign currency effects

.

›
Refer to the “Risk management and control” section of this

report for more information
Customer deposits
Customer deposits increased

by USD 7.1bn to

USD 355.3bn, mainly

driven by positive

foreign currency

effects and

net
inflows into

fixed-term

deposit products.

This was

partly offset

by continued

shifts

into money

market

funds and

US-
government securities.
Personal & Corporate Banking
Personal & Corporate Banking – in Swiss francs
1
As of or for the year ended % change from
CHF m, except where indicated 31.12.23 31.12.22 31.12.22
Results
Net interest income 2,804 2,088 34
Recurring net fee income
2
851 812 5
Transaction-based income
2
1,179 1,155 2
Other income (83) 47
Total revenues 4,751 4,101 16
Credit loss expense / (release) 46 36 27
Operating expenses 2,589 2,359 10
Business division operating profit / (loss) before tax 2,116 1,706 24
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2
24.1 7.8
Cost / income ratio (%)
2
54.5 57.5
Net interest margin (bps)
2
192 147
Fee and trading income for Corporate & Institutional Clients
2
847 810 4
Investment products for Personal Banking (CHF bn)
2
24.4 21.6 13
Net new investment products for Personal Banking (CHF bn)
2
1.81 1.99 (9)
Active Digital Banking clients in Personal Banking (%) 2,3 77.9 74.3
Active Mobile Banking clients in Personal Banking (%)
2
65.0 56.5
Active Digital Banking clients in Corporate & Institutional

Clients (%)
2
81.2 80.0
Loans, gross (CHF bn) 146.8 143.0 3
Customer deposits (CHF bn) 169.6 168.0 1
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,4
0.9 0.8
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative

performance measures” in the

appendix to this report

for the definition and

calculation method.

3 In 2023,

88.6% of clients of

Personal Banking were

“activated
users” of Digital Banking (i.e., clients who

had logged into Digital Banking at least once in

the course of their relationship with UBS).

4 Refer to the “Risk management and control” section of

this report for more
information about (credit-)impaired exposures.

Annual Report 2023 |
Financial and operating performance | Personal

& Corporate Banking

45
2023 compared with 2022
Results
Profit before tax

increased by CHF 410m, or

24%, to CHF 2,116m, mainly

reflecting higher total revenues,

partly offset
by higher operating expenses.
Total revenues
Total

revenues

increased

by

CHF 650m,

or

16%,

to

CHF 4,751m,

reflecting

increases

across

almost

all

income

lines,
predominantly in net interest income.
Net interest

income increased

by CHF 716m

to CHF 2,804m,

mainly driven

by higher

deposit margins,

which resulted
from higher interest rates, and higher loan

revenues, partly offset by lower deposit fees. The

prior year included a benefit
from the Swiss National Bank deposit exemption.
Recurring

net

fee

income

increased

by

CHF 39m

to

CHF 851m,

mainly

reflecting

higher

revenues

from

account

and
custody fees.
Transaction-based

income

increased

by

CHF 24m

to

CHF 1,179m,

mainly

driven

by

higher

income

from

Corporate

&
Institutional Clients.
Other

income

was

negative

CHF 83m,

compared

with

positive

other

income

of

CHF 47m,

mainly

reflecting

losses

of
CHF 161m related to our investment in SIX Group.
Credit loss expense / release
Net credit loss expenses were CHF 46m, primarily

related to stage 3 positions, compared

with net expenses of CHF 36m
in 2022.
Operating expenses
Operating

expenses

increased

by

CHF 230m,

or

10%,

to

CHF 2,589m,

mainly

driven

by

integration-related

expenses
associated with the

acquisition of the

Credit Suisse Group, as

well as higher

technology expenses and

accruals for variable
compensation.
Cost / income ratio
The cost / income

ratio decreased

to 54.5% from

57.5%, as an increase

in total revenues

more than offset

an increase
in operating expenses.

Personal & Corporate Banking – in US dollars
1
As of or for the year ended % change from
USD m, except where indicated 31.12.23 31.12.22 31.12.22
Results
Net interest income 3,128 2,192 43
Recurring net fee income
2
949 852 11
Transaction-based income
2
1,314 1,212 8
Other income (105) 48
Total revenues 5,285 4,304 23
Credit loss expense / (release) 50 39 30
Operating expenses 2,889 2,475 17
Business division operating profit / (loss) before tax 2,346 1,790 31
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2
31.1 3.7
Cost / income ratio (%)
2
54.7 57.5
Net interest margin (bps)
2
194 146
Fee and trading income for Corporate & Institutional Clients
2
943 851 11
Investment products for Personal Banking (USD bn)
2
29.0 23.4 24
Net new investment products for Personal Banking (USD bn)
2
2.00 2.11 (5)
Active Digital Banking clients in Personal Banking (%) 2,3 77.9 74.3
Active Mobile Banking clients in Personal Banking (%)
2
65.0 56.5
Active Digital Banking clients in Corporate & Institutional

Clients (%)
2
81.2 80.0
Loans, gross (USD bn) 174.4 154.7 13
Customer deposits (USD bn) 201.5 181.8 11
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,4
0.9 0.8
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative

performance measures” in the

appendix to this report

for the definition and

calculation method.

3 In 2023, 88.6%

of clients of Personal

Banking were “activated
users” of Digital Banking (i.e., clients who

had logged into Digital Banking at least once in the course of their relationship with UBS).

4 Refer to the “Risk management and control” section of

this report for more
information about (credit-)impaired exposures.

Annual Report 2023 |
Financial and operating performance | Asset

Management

46
Asset Management
Asset Management
1
As of or for the year ended % change from
USD m, except where indicated 31.12.23 31.12.22 31.12.22
Results
Net management fees
2
1,976 2,049 (4)
Performance fees 70 64 9
Net gain from disposals 23 848
Total revenues 2,069 2,961 (30)
Credit loss expense / (release) (1) 0
Operating expenses 1,706 1,565 9
Business division operating profit / (loss) before tax 364 1,396 (74)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3
(73.9) 36.5
Cost / income ratio (%)
3
82.4 52.9
Gross margin on invested assets (bps)
3,4
18 27
Information by business line / asset

class
Net new money (USD bn)
3
Equities 0.2 (12.8)
Fixed Income 29.5 36.5
of which: money market 23.6 26.3
Multi-asset & Solutions 3.3 (1.3)
Hedge Fund Businesses (3.9) 2.3
Real Estate & Private Markets 2.7 0.2
Total net new money excluding associates 31.8 24.8
of which: net new money excluding money market 8.1 (1.6)
Associates
5
0.5 7.7
Total net new money
4
32.3 32.5
Invested assets (USD bn)
3
Equities 539 456 18
Fixed Income 323 296 9
of which: money market 131 119 10
Multi-asset & Solutions 180 155 16
Hedge Fund Businesses 54 55 (3)
Real Estate & Private Markets 102 102 0
Total invested assets excluding associates 1,199 1,064 13
of which: passive strategies 540 443 22
Associates
5
24 24 0
Total invested assets
4
1,222 1,088 12
Information by region
Invested assets (USD bn)
3
Americas 350 298 17
Asia Pacific
4
153 173 (11)
Europe, Middle East and Africa (excluding Switzerland) 314 263 19
Switzerland 405 354 15
Total invested assets
4
1,222 1,088 12
Information by channel
Invested assets (USD bn)
3
Third-party institutional 659 606 9
Third-party wholesale 126 116 8
UBS’s wealth management businesses 414 342 21
Associates
5
24 24 0
Total invested assets
4
1,222 1,088 12
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Net management fees include

transaction fees, fund administration

revenues (including net interest and trading

income from lending activities and foreign-exchange

hedging as part of the
fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

4 Starting with the second
quarter of 2023, net new money and invested assets include net new money and invested assets from associates, to better reflect the business strategy.

Comparative figures have been restated to reflect this change.

5 The invested assets and net new money amounts reported for associates are prepared in accordance with their local regulator

y

requirements and practices.

Annual Report 2023 |
Financial and operating performance | Asset

Management

47
2023 compared with 2022
Results
Profit before tax decreased by USD 1,032m, or 74%, to

USD 364m, primarily due to 2022 including a

gain of USD 848m
from the sale of our shareholding in the Mitsubishi

Corp.-UBS Realty Inc. joint venture.
Total revenues
Total

revenues decreased

by USD 892m, or

30%, to USD 2,069m,

primarily due to

2022 including the aforementioned
gain of USD 848m.
Net management fees

decreased by USD

73m, or 4%,

to USD 1,976m,

mainly reflecting negative

market performance
and the impact of continued margin compression, partly

offset by positive foreign currency effects.
Performance fees increased by USD 6m, or 9%, to USD

70m.
Operating expenses
Operating expenses increased by USD 141m, or 9%, to USD 1,706m, mainly reflecting integration-related expenses and
adverse foreign currency effects, as well as increases in technology expenses,

control function expenses,

and outsourcing
costs, partly offset by lower personnel expenses.

Cost / income ratio
The

cost

/

income

ratio

increased

to

82.4%

from

52.9%,

reflecting

both

lower

total

revenues

and

higher

operating
expenses.
Invested assets
Invested assets increased by USD 134bn, or 12%, to

USD 1,222bn, reflecting positive market performance of USD 97bn, net

new

money

generation

of

USD 32bn

and

foreign

currency

effects

of

USD 31bn,

partly

offset

by

a

reduction

of
USD 26bn, mainly related to the sale of UBS Hana Asset Management Co., Ltd. Excluding money market flows, net new money (excluding associates) was USD 8bn.
Investment Bank
Investment Bank
1
As of or for the year ended % change from
USD m, except where indicated 31.12.23 31.12.22 31.12.22
Results
Advisory 604 733 (18)
Capital Markets 1,001 854 17
Global Banking 1,605 1,587 1
Execution Services 1,561 1,643 (5)
Derivatives & Solutions 2,612 3,665 (29)
Financing 1,981 1,822 9
Global Markets 6,154 7,129 (14)
of which: Equities 4,459 4,970 (10)
of which: Foreign Exchange, Rates and Credit

1,694 2,160 (22)
Total revenues 7,759 8,717 (11)
Credit loss expense / (release) 67 (12)
Operating expenses 7,588 6,890 10
Business division operating profit / (loss) before tax 104 1,839 (94)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2
(94.3) (29.0)
Cost / income ratio (%)
2
97.8 79.0
Average VaR (1-day, 95% confidence, 5 years of historical data) 14 10 36
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

Annual Report 2023 |
Financial and operating performance | Investment

Bank

48
2023 compared with 2022
Results
Profit before

tax decreased

by USD 1,735m,

or 94%,

to USD 104m,

mainly reflecting

lower total

revenues and

higher
operating expenses.
Total revenues
Total

revenues

decreased

by USD 958m,

or 11%,

to USD 7,759m,

reflecting

lower revenues

in Global

Markets,

partly
offset by higher revenues in Global Banking

.
Global Banking
Global Banking revenues

increased by USD 18m,

or 1%, to

USD 1,605m, as higher

Capital Markets revenues

were almost
entirely

offset

by

lower

Advisory

revenues.

Fee-pool-comparable

revenues
1

decreased

13%,

compared

with

a

16%
decrease in the overall global fee pool. 2
Advisory

revenues

decreased

by

USD 129m,

or

18%,

to

USD 604m,

mostly

due

to

lower

merger

and

acquisition
transaction revenues, which decreased by USD 125m, or 19%, compared with a 25% decrease in the relevant global fee
pool.
2
Capital Markets

revenues increased

by USD 147m,

or 17%,

to USD 1,001m,

mainly

due to

prior-year

mark-to-market
losses of USD 86m in Leveraged Capital Markets,

which did not recur, and lower mark-to-market losses on a portfolio of instruments

used

to

hedge

credit

exposure

in

the

Investment

Bank’s

lending

and

leveraged

loan

portfolios.

Capital
Markets fee-pool-comparable revenues 1

decreased 8% year on year, compared with a 7% decrease

in the overall global
fee pool.
2
Global Markets
Global Markets revenues decreased by USD 975m, or 14%, to USD 6,154m, driven by lower Derivatives & Solutions and
Execution Services revenues, partly offset

by higher Financing revenues.
Execution

Services

revenues

decreased

by

USD 82m,

or

5%,

to

USD 1,561m,

due

to

lower

market

volumes

in

Cash
Equities, partly offset by higher revenues from foreign exchange products that are traded over electronic platforms.
Derivatives & Solutions

revenues decreased by USD 1,053m,

or 29%, to

USD 2,612m, mostly driven by

Equity Derivatives,
Rates and Foreign Exchange, due to lower levels of both volatility and client activity.
Financing revenues increased by USD 159m, or 9%, to USD 1,981m,

reflecting higher client balances.
Equities
Global

Markets

Equities

revenues

decreased

by

USD 511m,

or

10%,

to

USD 4,459m,

mainly

driven

by

lower

Equity
Derivatives and Cash Equities revenues.
Foreign Exchange, Rates and Credit
Global Markets Foreign

Exchange, Rates and

Credit revenues decreased by

USD 466m, or 22%,

to USD 1,694m, primarily
driven by lower Foreign Exchange and Rates revenues

.
Credit loss expense / release
Net credit loss expenses were USD 67

m, primarily related to stage 3 positions, compared

with net releases of USD 12m.
Operating expenses
Operating

expenses

increased

by

USD 698m,

or

10%,

to

USD 7,588m,

mainly

driven

by

integration-related

expenses
associated with the acquisition of the Credit Suisse

Group and higher technology expenses

.
Cost / income ratio
The

cost

/

income

ratio

increased

to

97.8%

from

79.0%,

reflecting

both

lower

total

revenues

and

higher

operating
expenses.
1

UBS fee-pool-comparable revenues consist of revenues

from: merger-and-acquisition-related transactions; Equity Capital

Markets, excluding derivatives;

Leveraged Capital Markets,

excluding the impact of mark-to-
market movements on loan portfolios; and Debt Capital Markets,

excluding revenues related to debt underwriting of UBS instruments.
2

Source: Dealogic, as of 29 December 2023.

Annual Report 2023 |
Financial and operating performance | Non-core

and Legacy

49
Non-core and Legacy
Non-core and Legacy
1
As of or for the year ended % change from
USD m 31.12.23 31.12.22 31.12.22
Results
Total revenues 59 237 (75)
Credit loss expense / (release) 1 2
Operating expenses 1,010 104 867
Operating profit / (loss) before tax (952) 131
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment, which includes Non-core and Legacy Portfolio previously reported within Group Functions. Prior periods have been revised to reflect this presentational change.

Additionally, a small amount of exposure of

pre-integration UBS business divisions was included in

Non-core and Legacy starting with the third quarter

of 2023, as
it was assessed as not strategic in light of the acquisition of the Credit Suisse Group.
2023 compared with 2022
Results
Loss before tax was USD 952m, compared with a profit

before tax of USD 131m.
Total revenues
Total

revenues decreased

by USD 178m, or

75%, to

USD 59m, mainly

due to

a USD 112m

decrease in

valuation gains
on our portfolios of auction

rate securities, US real

estate finance and residential

mortgage-backed securities, as well

as
a USD 36m write-down

on legacy inflation-linked assets

due to a

leasehold reform bill. In

addition, 2022 included income
of USD 62m related to a legacy litigation settlement.
Operating expenses
Operating expenses

increased

by USD 906m

to USD 1,010m,

largely reflecting

an increase

of USD 665m

in provisions
related to the US residential mortgage-backed securities

litigation matter,

integration-related expenses of USD 225m and
a USD 24m increase in personnel expenses.
Group Items
Group Items
1
As of or for the year ended % change from
USD m 31.12.23 31.12.22 31.12.22
Results
Total revenues (128) (267) (52)
Credit loss expense / (release) 1 0
Operating expenses 919 823 12
Operating profit / (loss) before tax (1,048) (1,091) (4)
1 Starting with the third quarter of 2023,

Group Functions has been renamed Group Items,

and Non-core and Legacy Portfolio,

which was previously reported within Group

Functions, was included in Non-core

and
Legacy, which represents a separate reportable segment. Prior periods have been revised to reflect these presentational changes.
2023 compared with 2022
Results
Loss before tax was USD 1,048m, compared

with a loss of USD 1,091m.
Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

positive

USD 2m,
compared with net negative

income of USD 471m.

Income related to centralized

Group Treasury risk

management was
positive USD 107m, compared with negative USD 41m

in 2022.
In addition,

2023 included integration-related expenses of USD 289m associated with the acquisition of the Credit Suisse
Group, an increase of USD 273m in funding costs related to deferred tax assets and a USD 17m decrease in net gains on properties held for sale.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet

50
Risk, capital, liquidity and
funding, and balance sheet
Management report
Audited information according to IFRS 7 and IAS 1
Risk and capital disclosures

provided in line with

the requirements of
IFRS 7, Financial Instruments: Disclosures, and IAS 1,
Presentation

of
Financial

Statements,
form

part

of

the

financial

statements

included

in

the

“Consolidated

financial
statements” section of

this report and

are audited by the

independent registered public

accounting firm Ernst

& Young
Ltd, Basel. This information is marked as “Audited” within

this section of the report.

Signposts
The
Audited |
signpost that is displayed at the beginning

of a section, table or chart indicates that

those items have been audited. A triangle

symbol –
▲

–
indicates the end of the audited section, table

or chart.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

51
Risk management and control

52
Overview of risks arising from our business activities
53
Risk categories
54
Top and emerging risks
55
Risk governance
55
Risk appetite framework
58
Internal risk reporting
58
Model risk management
59
Risk measurement
62
Credit risk
77
Market risk
85
Country risk
88
Sustainability and climate risk
88
Non-financial risk

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

52
Risk management and control
Overview of risks arising from our business activities
Key risks by business division and Group Items
Business divisions and Group Items Key financial risks arising from business activities
Global Wealth Management Credit risk

from collateralized lending primarily against

securities, private equity and hedge fund interest,
investors’ uncalled capital commitments,

and residential and commercial real estate, as well as from
derivatives trading.

Market risk

from municipal securities and taxable fixed-income

securities.

Interest rate risk in the
banking book related to Global Wealth Management

is transferred to and managed by Group Treasury.
Personal & Corporate Banking Credit risk

from mortgages (owner-occupied and income-producing), secured and unsecured corporate
lending, commodity trade finance, trade and

export finance, and lending to banks

and other regulated
clients, as well as a small amount of derivatives

trading activity.

Minimal contribution to
market risk
. Interest rate risk in the banking book related to

Personal

&
Corporate Banking is transferred to and managed

by Group Treasury.
Asset Management Credit risk

and
market risk

on client assets invested in Asset Management

funds can impact
management and performance fees and cause

heightened fund outflows, liquidity risk

and losses on our
seed capital and co-investments.
Small amounts of credit and market risk for on-balance

sheet items.

Investment Bank Credit risk

from lending (take-and-hold, as well as temporary

loan underwriting activities), derivatives
trading and securities financing.

Market risk

from primary underwriting activities and

secondary trading.
Non-core and Legacy Credit risk

and
market risk

arise from exposures in auction rate preferred securities, public finance loans
and derivatives, as well as residual exposures to securitized products.
Group Items Credit

and
market risk

arising from management of UBS AG’s balance sheet,

capital, profit or loss and
liquidity portfolios.
Structural risk arising from asset and liability management

and liquidity and funding risk (managed by
Group Treasury).
Non-financial risks

consist of compliance risks (including employment

and conduct risks), financial crime, operational

risk (including model risks and cyber-
and information-security risks), legal risks and

reputational risks. These are an inevitable consequence

of being in business and can arise as a result of

our past
and current business activities across all business divisions and Group Items.
›
Refer to “Risk categories” in this section for

more information about other financial and non-financial

risks relevant to UBS AG
Key risk developments
Upon legal close of the acquisition of the Credit Suisse Group by UBS Group, UBS has applied prudent risk management practices to the material risks of the

combined organization, and continued to apply these practices at the

UBS AG entity
level. UBS AG’s risk

management and control

practices and frameworks

remained in line

with those of

the UBS Group.
UBS AG’s risk governance continued to operate along our three lines of defense.
2023

was

a

challenging

year

for

the

global

economy

and

most

markets,

stage

3

net

expenses

of

USD 120m

were
recognized in a number of defaulted

positions across our business divisions and

a USD 0.5bn increase in credit-impaired
exposure to USD 3.0bn

was observed.

Overall,

we saw a

USD 48bn increase in

banking product exposure driven

by Group
Items

and

Personal

&

Corporate

Banking

while

exposure

in

Global

Wealth

Management

decreased.

Traded

product
exposures saw an increase

of USD 1.4bn across

our business divisions.

Market risk remained

at low levels, as

a result of
our continued focus on managing tail risks.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

53
Risk categories
UBS AG categorizes

the risk exposures of the business divisions

and Group Items in line with

the UBS Group as outlined
in the table below. The risk

appetite framework is designed to capture all risk categories.
›
Refer to “Risk appetite framework” in this

section for more information
Risk managed by
Independent
oversight by
Financial risks
Audited |

Credit risk:
the risk of loss resulting from the failure of a client or counterparty to meet its
contractual obligations toward UBS AG.

This includes settlement risk, loan underwriting

risk and step-in
risk.
Settlement risk:

the risk of loss resulting from transactions that involve

exchange of value (e.g.,
security versus cash) where we must deliver without

first being able to determine with certainty

that
we will receive the consideration.
Loan underwriting risk:

the risk of loss arising during the holding

period of financing transactions
that are intended for further distribution.
Step-in risk:

the risk that UBS AG may decide to provide financial

support to an unconsolidated
entity that is facing stress in the absence of, or in

excess of, any contractual obligations to provide
such support.
▲
Business divisions Risk Control
Audited |
Market risk

(traded and non-traded): the risk of loss resulting

from adverse movements in
market variables. Market variables include observable

variables, such as interest rates, foreign exchange
rates, equity prices, credit spreads and commodity (including precious metal) prices, as well as variables
that may be unobservable or only indirectly observable,

such as volatilities and correlations. Market risk
includes issuer risk and investment risk.
Issuer risk:
the risk of loss that would occur if an issuer to

which we are exposed through tradable
securities or derivatives referencing the issuer was subject to a credit-related event.
Investment risk:

issuer risk associated with positions held

as financial investments.
▲
Business divisions and
Group Treasury
Risk Control
Country risk:

the risk of loss resulting from country-specific events.

This includes the risk of sovereign
default and also transfer risk, which involves

a country’s authorities preventing or restricting the
payment of an obligation, as well as systemic

risk events arising from country-specific political

or
macroeconomic developments.
Business divisions Risk Control
Sustainability and climate risk:

the risk that UBS AG negatively impacts, or is impacted

by, climate
change, natural capital, human rights, and

other environmental, social and governance

matters. Climate
risks can arise from either changing climate conditions

(physical risks) or from efforts to mitigate climate
change (transition risks). Sustainability and climate

risks may manifest as credit, market, liquidity,
business and non-financial risks for UBS AG,

resulting in potential adverse financial, liability

and
reputational impacts. These risks extend to the value

of investments and may also affect the value

of
collateral (e.g., real estate).
Business divisions Risk Control
Treasury risk:

the risks associated with asset and liability

management and our liquidity and funding
positions, as well as structural exposures including

pension risks.

Group Treasury Risk Control
Audited |
Liquidity risk:

the risk that the firm will not be able to

efficiently meet both expected and
unexpected current and forecast cash flows and collateral

needs without affecting either daily
operations or the financial condition of the

firm.
▲
Audited |
Funding risk:

the risk that the firm will be unable, on

an ongoing basis, to borrow funds in
the market on an unsecured (or even secured) basis at

an acceptable price to fund actual or
proposed commitments, i.e., the risk that UBS AG’s

funding capacity is not sufficient to support

the
firm’s current business and desired strategy.
▲
Interest rate risk in the banking book:
the risk to the firm’s capital and earnings

arising from the
adverse effects of interest rate movements on the firm’s banking book positions. The risk is
transferred from the originating business divisions, i.e.,

Global Wealth Management and Personal &
Corporate Banking,

to Group Treasury to risk manage this centrally and benefit from firm-wide netting while leaving the business units

with margin management.
Structural foreign exchange risk:

the risk of decreases in our capital due to changes

in foreign
exchange rates with an adverse translation

effect on capital held in currencies other than the
US dollar.
Pension risk:

the risk of a negative impact on our capital

as a result of deteriorating funded status
from decreases in the fair value of assets held in defined

benefit pension funds and / or changes in
the value of defined benefit pension obligations

due to changes in actuarial assumptions (e.g.,
discount rate, life expectancy, rate of pension increase) and / or changes to plan designs.
Group Treasury and
Human Resources
Risk Control
and Finance
Business risk:

the potential negative impact on earnings

from lower-than-expected business volumes
and / or margins, to the extent they are not offset by a decrease in expenses. For example, changes in
the competitive landscape, client behavior

or market conditions can potentially have a negative

impact.
Business divisions Risk Control
and Finance

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

54
Risk managed by
Independent
oversight by
Non-financial risks

Compliance risk:

the risk of failure to comply with laws, rules and

regulations, internal policies and
procedures, and the firm’s Code of Conduct and Ethics.

Business divisions Group Compliance,
Regulatory &
Governance (GCRG)
Employment risk:

the risks arising from acts inconsistent with

laws, rules,

regulations or the firm’s
human resources policies governing employment

practices, discrimination, compensation and
employee-related taxes and benefits.

Human Resources
Conduct risk:

the risk that the conduct of the firm or its

individuals unfairly impacts clients or
counterparties, undermines the integrity of the

financial system or impairs effective competition

to
the detriment of consumers.
GCRG
Financial crime risk:

the risk of failure to prevent financial crime (including

money laundering, terrorist
financing, sanctions or embargo violations,

internal and external fraud,

bribery, and corruption).
Business divisions and
Financial Crime
Prevention

GCRG
Operational risk:

the risk resulting from inadequate or failed internal

processes, people or systems, or
from external causes (deliberate, accidental

or natural).
Business divisions GCRG
Cybersecurity and information security risk:

the risk of a malicious internal or

external act, or a
failure of IT hardware or software, or human error, leading to a material impact on confidentiality, integrity or availability of UBS AG’s data or information

systems.

Business divisions and
the Group Operations
and Technology Office

GCRG
Model risk:

the risk of adverse consequences (e.g.,

financial loss, due to legal matters, operational
loss, biased business decisions, or reputational damage)

resulting from decisions based on incorrect /
inadequate or misused model outputs and

reports.
Model owner Risk Control
Legal risk:

the risk of: (i) being held liable for a breach of

applicable laws, rules or regulations; (ii) being
held liable for a breach of contractual or other legal

obligations; (iii) an inability or failure to enforce or
protect contractual rights or non-contractual rights

sufficiently to protect UBS AG’s interests; and
(iv) being party to a claim or investigated

by an external regulator or authority in respect

of any of the
above (and the risk of loss of attorney–client

privilege in the context of any such claim).
Business divisions Legal
Reputational risk:

the risk of an unfavorable perception of UBS

AG or a decline in the firm’s reputation
from the point of view of clients, shareholders, regulators,

employees or the general public, which

may
lead to potential financial loss and / or loss of

market share.
All businesses and
functions
All control functions
Top and emerging risks
The top and emerging risks disclosed below reflect those that we currently think have the potential to materialize within one year and which could significantly affect UBS AG. Investors should also carefully review all information set out in the
“Risk factors”

section of

this report,

where

we discuss

these and

other material

risks that

we consider

could have

an
effect on our

ability to

execute our strategy

and may

affect our

business activities,

financial condition, results

of operations
and business prospects.
–
UBS AG remains watchful of

a range of geopolitical developments

and political changes in a

number of countries, as
well as

international tensions

arising from

the Russia–Ukraine

war, conflicts

in the

Middle East

and US–China

trade
relations. Geopolitical tensions will continue to create uncertainty and complicate the energy price outlook. UBS AG is closely watching elections in several key markets in 2024.
–
Inflation

has abated

to

some

extent

in

major

Western

economies,

though

there

are

still

concerns

regarding

future
developments,

and central

banks’ monetary

policy is

in

the spotlight.

The potential

for “higher-for-longer”

interest
rates raises

the prospect

of a

global recession,

particularly as

the growth

of China’s

economy has

been muted.

This
combination of factors translates into a more uncertain and volatile environment, which increases the risk of financial
market disruption.

– UBS AG is exposed to a number of macroeconomic issues, as well as general market conditions. As noted in “Market, credit

and

macroeconomic

risks”

in

the

“Risk

factors”

section

of

this

report,

these

external

pressures

may

have

a
significant adverse effect on

our business activities and

related financial results, primarily through

reduced margins and
revenues,

asset

impairments

and

other

valuation

adjustments.

Accordingly,

these

macroeconomic

factors

are
considered in the development of stress-testing scenari

os for our ongoing risk management activities.
–
UBS AG

is monitoring

the downturn

in the

commercial real

estate sector.

Adverse effects

on valuations

from higher
interest rates and structural decline in demand for office and retail space may trigger broader impacts given bank

and
non-bank lenders’ material balance sheet exposure to the

sector.
–
We are

exposed to

substantial changes

in the regulation

of our businesses

that could

have a

material adverse

effect
on our

business, as

discussed in

the “Regulatory

and legal

developments” section

of this

report and

in “Regulatory
and legal risks” in the “Risk factors” section of this report.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

55
–
As a

global financial

services firm,

we are

subject to

many different

legal, tax

and regulatory

regimes and

extensive
regulatory oversight.

We are

exposed to

significant liability

risk, and we

are subject

to various

claims, disputes,

legal
proceedings and government

investigations, as noted

in “Regulatory and

legal risks” in the

“Risk factors” section

of
this report. Information about litigation, regulatory and

similar matters we consider significant is

disclosed in “Note 17
Provisions and contingent liabilities” in the “Consolidated

financial statements” section of this report.
–
Global

geopolitical

trends

increase

the

likelihood

of

external

state-driven

cyber

activity.

Alongside

a

general

trend
toward more sophisticated

forms of ransomware

and other cyber threats,

there is a risk of

business disruption or

the
corruption

or

loss

of

data.

Additionally,

as

a

result

of

the

dynamic

and

material

nature

of

recent

geopolitical

and
environmental events and the operational complexity

of all our businesses, we are continually

exposed to operational
resilience scenarios such as process error, failed execution,

system failures and fraud.
–
Conduct risks are inherent

in our businesses. Achieving

fair outcomes for our

clients, upholding market

integrity and
cultivating the highest standards

of employee conduct are

of critical importance to us.

Management of conduct risks
is an integral part of our risk management framework.
–
Financial crime

(including

money laundering,

terrorist

financing,

sanctions

violations,

fraud,

bribery

and corruption)
presents significant risk. Heightened regulatory

expectations and attention require investment

in people and systems,
while

emerging

technologies

and

changing

geopolitical

risks

further

increase

the

complexity

of

identifying

and
preventing financial crime.

›
Refer to “Non-financial risk” in this section

and “Strategy, management and operational risks” in the “Risk factors”

section of this
report for more information
–
Sustainability and climate

risks continue to be

in the focus of

regulators and stakeholders,

with further emphasis

put
on measurement

of nature-related

risk and management

of greenwashing

risks in 2023.

To address

these emerging
risks, UBS has enhanced its nature-related risk methodology and established guidelines for sustainable lending, bonds and greenhouse gas emissions trading to address potential

greenwashing risks.

›
Refer to “Sustainability and climate risk” in the

“Risk management and control” section of the UBS

Group Annual Report 2023,
available under “Annual reporting” at ubs.com/investors
, for more information

›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for a full description
of our sustainability and climate risk policy

framework
–
In

addition,

industry

guidelines

and

regulations

are

emerging

simultaneously

in

various

jurisdictions,

leading

to

an
increased risk of divergence, which in turn increases the risk that

UBS may not comply with all relevant regulations.
›

Refer to the “Non-financial risk” section of

this report and “Sustainability and climate risk”

in the “Risk management and control”
section of the UBS Group Annual Report 2023, available

under “Annual reporting” at
ubs.com/investors
–
New risks continue to emerge. For example, client demand for distributed ledger technology, blockchain-based assets
and virtual

currencies creates

new risks,

to which

we currently

have limited

exposure and

for which

relevant control
frameworks are continuously enhanced and implemented.
Risk governance
The risk

governance of

UBS AG

is modeled

on that

of UBS

Group AG,

with the

same three

lines of defense

and equal
governance structure in terms of key roles and responsibility for risk management.
›
Refer to “Risk governance” in the “Risk

management and control” section of the UBS Group Annual Report

2023, available under
“Annual reporting” at ubs.com/investors,

for more information about our risk governance

and the three lines of defense

Risk appetite framework
UBS AG manages

its risk

appetite in

line with

the UBS Group

framework, covering

financial and

non-financial

risk types,

via
a complementary set of qualitative and quantitative risk appetite statements.

The UBS Group framework is reviewed and
recalibrated

annually and presented

to the Board of

Directors (the

BoD) for approval.
Our risk

appetite is

defined at

the aggregate

Group level

and reflects

the risk

that we

are willing

to accept

or wish

to
avoid. It is set via complementary qualitative and quantitative risk appetite statements defined at a firm-wide level and is embedded throughout our business divisions and legal entities by

Group, business division and legal entity policies, limits
and authorities. Our risk appetite is reviewed and recalibrated annually, with the aim of ensuring that risk-taking at every level of

the organization

is in

line with

our strategic

priorities, our

capital and

liquidity plans,

our
Pillars, Principles

and
Behaviors
, and minimum regulatory

requirements. The

“Risk appetite framework”

chart below shows the

key elements
of the framework, which is described in detail in this section.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

56
Qualitative

risk

appetite

statements

aim

to

ensure

we

maintain

the

desired

risk

culture.

Quantitative

risk

appetite
objectives are

designed

to enhance

the Group’s,

including UBS

AG’s, resilience

against the

effects

of potential

severe
adverse

economic

or

geopolitical

events.

These

risk

appetite

objectives

cover

minimum

capital

and

leverage

ratios,
solvency,

earnings,

liquidity

and

funding,

and

are

subject

to

periodic

review,

including

the

yearly

business

planning
process. These

objectives are

complemented by

a standardized

set of

quantitative firm-wide

non-financial risk

appetite
objectives. Non-financial risk events exceeding

predetermined risk tolerances, expressed as

percentages of UBS AG’s

total
operating income, must be escalated as per the firm-wide

escalation framework.
The quantitative

risk appetite

objectives are

supported by

a comprehensive

suite of

risk limits

set at

a portfolio

level to
monitor specific portfolios and to identify potential risk concentrations.

Our risk

appetite framework

is governed

by a

single overarching policy

and conforms

to the

Financial Stability Board’s
Principles

for an Effective

Risk Appetite

Framework.
Risk principles and risk culture
Maintaining

a

strong

risk

culture

is a

prerequisite

for

success

in today’s

highly

complex

operating

environment

and a
source of sustainable competitive advantage.

Our risk appetite

framework combines

all the important

elements of our

risk culture,

expressed in our
Pillars, Principles
and

Behaviors
,

our

risk

management

and

control

principles,

our

Code

of

Conduct

and

Ethics,

and

our

Total

Reward
Principles. They

help to

create a

solid foundation

for promoting

risk awareness,

leading to

appropriate risk-taking

and
the establishing of robust

risk management and control processes. These

principles are supported by

a range of initiatives
covering employees at

all levels, for

example the
UBS House View

on Leadership
, which is

a set of

explicit expectations
that establishes consistent leadership standards across UBS, and our Principles of

Good Supervision, which establish clear
expectations of

managers and

employees regarding supervisory

responsibilities, specifically: to

take responsibility;

to know
and organize their business; to know their employees and what they do; to create a good risk culture; and to respond to and resolve issues.

›
Refer to “Employees” in the “How we create value

for our stakeholders” section in the UBS Group Annual

Report 2023 for more
information about our Pillars, Principles and Behaviors
›
Refer to the Code of Conduct and Ethics of

UBS at
ubs.com/code

for more information
Risk management and control principles
Protection of financial strength
Protecting UBS AG’s financial strength by controlling our risk exposure and avoiding potential risk
concentrations at individual exposure levels,

at specific portfolio levels and at an aggregate firm-wide
level across all risk types.
Protection of reputation
Protecting our reputation through a sound risk culture characterized by a holistic and integrated view of
risk, performance and reward, and through full compliance

with our standards and principles, particularly
our Code of Conduct and Ethics.
Business management accountability
Maintaining management accountability, whereby business management owns all risks assumed
throughout UBS AG and is responsible for the continuous

and active management of all risk exposures

to
provide for balanced risk and return.
Independent controls
Independent control functions that monitor the

effectiveness of the businesses’ risk management

and
oversee risk-taking activities.
Risk disclosure
Disclosure of risks to senior management, the BoD,

investors, regulators, credit rating agencies

and other
stakeholders with an appropriate level of comprehensiveness

and transparency.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

57
Whistleblowing policies and procedures exist to

encourage an environment where staff are comfortable raising concerns.
There

are

multiple channels

via which

individuals

may,

either

openly or

anonymously,

escalate

suspected

breaches

of
laws, regulations,

rules and other

legal requirements,

our Code of

Conduct and Ethics,

policies or relevant

professional
standards.

We

are

committed

to

ensuring

there

is

appropriate

training

and

communication

to

staff

and

legal

entity
representatives, including information abo

ut new regulatory requirements.
Mandatory training programs

cover various compliance-related

and risk-related topics,

including operational risk

and anti-
money laundering. Additional specialized training is

provided depending on employees’ specific roles

and responsibilities,
e.g., credit risk and market risk training for those working in trading areas.

Quantitative risk appetite objectives
Our

quantitative

risk

appetite

objectives

aim

to

ensure

that

our

aggregate

risk

exposure

remains

within

desired

risk
capacity, based on capital

and business

plans. The

specific definition of

risk capacity

for each

objective is

aimed at

ensuring
we

have

sufficient

capital,

earnings,

funding

and

liquidity

to

protect

our

businesses

and

exceed

minimum

regulatory
requirements under a severe stress event. The risk appetite

objectives are evaluated during the annual business planning process and approved by

the BoD. The comparison of

risk exposure with risk

capacity is a key consideration in

decisions
on potential adjustments to the business strategy,

risk profile,

and the level of capital returns to shareholders.
In the annual

business planning process

,

UBS’s business strategy

,

including that of

UBS AG, is

reviewed, the risk

profile
that our operations and activities result in is assessed,

and that risk profile is stressed. We use both scenario-based stress
tests and economic capital risk measurement techniques to assess the effects of severe stress events at a firm-wide level.
These complementary frameworks capture exposures to material risks across our business divisions and Group Item

s.

For 2023, the following risk appetite objectives were applied to

UBS AG.
›
Refer to “Risk measurement” in this section for

more information about our stress-testing and economic capital measures

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

58
Our risk

capacity is

underpinned by performance

targets and capital

guidance as per

our business

plan. When

determining
our risk capacity in

case of a severe stress event,

we estimate projected earnings under

stress, factoring in lower expected
income and

expenses. We

also consider

capital impacts

under stress

from deferred

tax assets,

pension plan

assets and
liabilities, and accruals for capital returns to shareholders.
Risk appetite objectives define the aggregate risk exposure acceptable at the firm-wide level, given our risk capacity. The
maximum acceptable risk

exposure is

supported by

a full set

of risk

limits, which

are cascaded to

businesses and portfolios.
These limits aim to ensure that our risks remain in line with risk appetite.
Risk appetite statements at the business division level are derived from the firm-wide risk appetite. They may also include
division-specific strategic goals

related to that

division’s activities and

risks. Risk

appetite statements are

also set

for certain
legal entities,

which must

be consistent

with the

firm-wide risk

appetite framework

and approved

in accordance

with
Group and legal entity regulations. Differences may exist that reflect the specific nature, size, complexity and regulations applicable to the relevant legal entity.
Internal risk reporting
Comprehensive

and transparent

reporting of

risks is

central to

our risk

governance framework’s

control and

oversight
responsibilities and required by

our risk management

and control principles.

Accordingly, risks are reported at a

frequency
and level

of detail

commensurate

with the

extent

and

variability of

the

risk and

the

needs of

the various

governance
bodies, regulators and risk authority holders.
The

UBS AG

Risk

Report

(formerly

the

Group

Risk

Report)

provides

a

detailed

qualitative

and

quantitative

monthly
overview of developments in

financial and non-financial risks

at the firm-wide

level. The UBS AG Risk

Report is distributed
internally to the BoD and the

Executive Board (EB), and senior

members of Risk Control and

Group Internal Audit (GIA).
Risk

reports

are

also

produced

for

significant

UBS AG

entities

(entities

subject

to

enhanced

standards

of

corporate
governance) and significant branches.
Granular divisional risk reports are

provided to the respective

business division CROs and business

division Presidents. This
monthly

reporting

is

supplemented

with

daily

or weekly

reports,

at

various

levels

of

granularity,

covering

market

and
credit risks for the

business divisions to enable

risk officers and senior

management to monitor

and control the Group’s
risk profile, including that of UBS AG.
Our internal risk reporting

covers financial and non-financial

risks and is supported by risk data

and measurement systems
that are

also used

for external

disclosure

and regulatory

reporting.

Dedicated units

within Risk

Control assume

responsibility
for measurement, analysis and reporting of risk

and for overseeing the

quality and integrity of risk-related data. Our risk
data and measurement

systems are subject

to periodic review

by GIA, following

a risk-based audit

approach.
Model risk management
Introduction
We rely

on models to

inform risk management

and control

decisions, to measure

risks or exposures,

value instruments
or positions, conduct

stress testing, assess

adequacy of

capital, and manage

clients’ assets and

our own assets.

Models
may also be

used to measure

and monitor compliance

with rules and

regulations, for

surveillance activities,

or to meet
financial or regulatory reporting requirements.

Model risk

is defined

as the

risk of

adverse consequences

(e.g., financial

losses or

reputational damage)

resulting from
incorrect or misused models.
Model governance framework
Our model governance

framework establishes requirements for

identifying, measuring, monitoring, reporting,

controlling
and mitigating model risk. All

the models that we use

are subject to governance and

controls throughout their life cycles,
with rigor,

depth and

frequency determined

by the

model’s materiality

and complexity.

This is designed

to ensure

that
risks arising from model use are identified, understood, managed, monitored, controlled and reported on both a model-
specific and an

aggregated level. Before they can

be granted approval

for use, all

our models are independently

validated.

Once validated and approved for use,

a model is subject to ongoing model

monitoring and regular model confirmation,
ensuring that the model is only used if it continues

to be found fit for purpose. All models

are subject to periodic model
re-validation.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

59
Our

model

risk

governance

framework

follows

our

overarching

risk

governance

framework,

with

the

three

lines

of
defense (LoD) assigned as follows.
–
First LoD:

individuals responsible

for development,

maintenance and

appropriate use

of the

models, within

business
units and Group functions.
–
Second LoD: individuals responsible

for independent review of

and effective challenge to

the models, the Model

Risk
Management & Control function headed by the Chief Model

Risk Officer.
– Third LoD: Group Internal Audit
An important difference

as compared

with how LoD

are usually

defined in financial

and non-financial

risk is that

some
models are owned by traditionally second LoD functions,

such as Risk Control, Finance or Compliance.
Model risk appetite framework and statement
The model risk appetite framework sets out the

model risk appetite statement, defines the relevant

metrics and lays out
how appropriate adherence is assessed.
Model oversight
Model

oversight

committees

and

forums

ensure

that

model

risk

is

overseen

at

different

levels

of

the

organization,
appropriate model risk management and control

actions are taken and, where

necessary,

escalated to the next level.

The Group Model Governance Committee is our most

senior oversight and escalation body for

all models in scope of our
model governance framework. It is co-chaired by the Group CRO and the Group CFO and is responsible for: (i) reviewing
and approving changes to the framework;

(ii) approving the model risk appetite statement;

(iii) overseeing adherence to
the UBS model risk governance framework; and (iv) monitoring model risk at a firm-wide level.
Risk measurement
Audited |
We apply a

variety of methodologies

and measurements

to quantify the

risks of our

portfolios and potential

risk
concentrations. Risks that are

not fully reflected within standard

measures are subject to

additional controls, which may
include

preapproval

of

specific

transactions

and

the

application

of

specific

restrictions.

Models

to

quantify

risk

are
generally developed by dedicated units within control

functions and are subject to independent validation.
▲
›
Refer to “Credit risk,” “Market risk” and “Non-financial

risk” in this section for more information about model

confirmation
procedures
The text below describes the

scenario-based stress testing and

economic capital measures of

UBS AG on a consolidated
basis during 2023.
Stress testing
We perform stress testing to

estimate losses that could

result from extreme yet plausible macroeconomic and

geopolitical
stress events to

identify, better understand and

manage our potential

vulnerabilities and risk

concentrations. Stress testing
has a

key

role

in

our

limits

framework

at the

firm-wide,

business

division,

legal entity

and portfolio

levels.

Stress-test
results are

regularly reported

to the

BoD and

the EB.

As described

in “Risk

appetite framework,”

stress testing,

along
with economic capital measures, has a central role

in our risk appetite and business planning processes.
Our stress-testing

framework has

three pillars:

(i) combined stress

tests; (ii) an

extensive set

of portfolio-

and risk-type-
specific stress tests; and (iii) reverse stress testing.
The
combined stress-testing (CST)

framework is scenario-based

and aims to

quantify overall firm-wide

losses that could
result

from

various

potential

global

systemic

events.

The

framework

captures

all

material

risks,

as

covered

in

“Risk
categories.” Scenarios

are forward-looking

and encompass

macroeconomic and

geopolitical stress

events calibrated

to
different

levels

of

severity.

We

implement

each

scenario

through

the

expected

evolution

of

market

indicators

and
economic variables under

that scenario

and then estimate

the overall loss

and capital

implications were the

scenario to
occur. Following the

existing UBS AG scenario

governance, at least

once a year,

the Risk Committee

approves the most
relevant

scenario,

known

as

the

binding

scenario,

for

use

as

the

main

scenario

for

regular

CST

reporting

and

for
monitoring

risk

exposure

against

our

minimum

capital,

earnings

and

leverage

ratio

objectives

in

our

risk

appetite
framework.

We provide

detailed stress

loss analyses

to the

Swiss Financial

Market Supervisory

Authority (FINMA)

and regulators

of
our legal entities in accordance with their requirements.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

60
The Enterprise-wide Stress

Forum (the

ESF) aims

to ensure the

consistency and adequacy

of the

assumptions and scenarios
used for

firm-wide

stress

measures.

As part

of its

responsibilities,

the ESF,

with input

from the

Think Tank,

a panel

of
senior representatives

from the

business divisions,

Risk Control

and Economic

Research, seeks

to ensure that

the set of
stress

scenarios

adequately

reflects

current

and

potential

developments

in

the

macroeconomic

and

geopolitical
environment, current and planned business activities,

and actual or potential risk

concentrations and vulnerabilities in our
portfolios.

Each

scenario

captures

a

wide

range

of macroeconomic

variables,

including

GDP,

equity prices,

interest

rates,

foreign
exchange

rates,

commodity

prices,

property

prices

and

unemployment.

We

use

assumed

changes

in

these
macroeconomic and market variables in each scenario to stress the key risk drivers of our portfolios. We also capture the business risk resulting from lower fee, interest and trading income net of lower expenses. These effects are measured for
all businesses and

material risk types

to calculate the

aggregate estimated effect

of the scenario on

profit or loss,

other
comprehensive income, risk-weighted assets, the leverage ratio denominator and, ultimately, capital and leverage ratios.
The assumed

changes in

macroeconomic variables

are updated

periodically to

account for

changes in

the current

and
possible future market environment.
In 2023,

the binding

scenario for

CST was

the internal

stagflationary geopolitical

crisis scenario.

This scenario

assumes
that a geopolitical event leads

to economic regionalization and fears

of prolonged stagflation. Central banks signal

a firm
commitment

to

price

stability

and

continue

to

tighten

monetary

policy,

triggering

a

broad

rise

in

interest

rates

and
impacting economic activity and asset values.
As part of the CST framework, we routinely monitored three

additional stress scenarios throughout 2023:
– The global crisis

scenario

assumes

a

fall

in

global

trade,

which

particularly

hits

China

and

leads

to

a

hard

landing.
Combined with political, solvency and liquidity concerns, this results in a sharp sell-off of emerging markets sovereign
debt and some emerging markets

default. The macroeconomic and market impacts

amplify concerns about peripheral
European sovereign debt, causing Greece and Cyprus to

default.
– The global depression

scenario explores a global risk-off market with a combination of political, solvency and liquidity
concerns

around

emerging

markets

sovereign

debt,

causing

several

large

emerging

markets

to

default.

Several
European

economies

also

default,

and

some

leave

the

Eurozone.

A

negative

feedback

loop

between

collapsing
demand,

declining

asset

values

and

commodity

prices,

and

disruption

in

the

banking

system

leads

to

a

deep

and
prolonged recession across the globe.

– The
US

monetary

crisis
scenario

explores

a

loss

of

confidence

in

the

US,

which

leads

to

a

sell-off

of

US

dollar-
denominated assets,

sparking an

abrupt and

substantial depreciation

of the

US dollar.

The US

economy is

hit hard,
financial markets enter a period of high volatility and other industrialized countries replicate the cyclical pattern of the
US. Regional

inflation

trends

diverge

as the

US experiences

significant

inflationary

pressures

while

other

developed
markets experience deflation.
Portfolio-specific stress tests

are measures tailored to the risks of

specific portfolios. Our portfolio stress loss measures are
derived

from

data

on

past

events,

but

also

include

forward-looking

elements

(e.g.,

we

derive

the

expected

market
movements in our liquidity-adjusted stress metric using a combination of historical market behavior, based on an analysis
of historical events, and

forward-looking analysis, including consideration of defined scenarios that have never occurred).
Results

of

portfolio-specific

stress

tests

may

be

subject

to

limits

to

explicitly

control

risk-taking

or

may

be

monitored
without limits to identify vulnerabilities.
Reverse stress testing

starts from a defined

stress outcome (e.g., a specified

loss amount, reputational damage, a liquidity
shortfall

or

a

breach

of

minimum

capital

ratios)

and

works

backward

to

identify

macroeconomic

scenarios

and

/

or
idiosyncratic

events

that

could

result

in

such

an

outcome.

As

such,

reverse

stress

testing

is

intended

to

complement
scenario-based stress

tests by

assuming “what

if” outcomes

that could

extend beyond

the range

normally considered,
and thereby potentially challenge assumptions regarding

severity and plausibility.
We also routinely

analyze the effect of

increases or decreases in

interest rates and changes

in the structure of

yield curves.
Within Group Treasury, we

also perform stress testing

to determine the

optimal asset and liability

structure, enabling us
to maintain an appropriately balanced liquidity and funding position under various scenarios. These scenarios differ from those

outlined

above,

because

they

focus

on

specific

situations

that

could

generate

liquidity

and

funding

stress,

as
opposed to the scenarios used in the CST framework,

which focus on the effect on profit or loss and capital.
›
Refer to “Credit risk” and “Market risk” in this section

for more information about stress loss measures
›
Refer to the “Capital, liquidity and funding,

and balance sheet” section of this report for more information about stress testing
›
Refer to “Note 19 Expected credit loss measurement”

in the “Consolidated financial statements” section

of this report for more
information about scenarios used for expected

credit loss measurement

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

61
Economic capital measures
We complement the

scenario-based CST measures with

economic capital stress

measures to calculate

and aggregate risks
using statistical techniques to derive stress events at chosen confidence levels.
This framework

is

used

to derive

a

loss

distribution,

considering

effects

on

both

income

and

expenses,

based

on

the
simulation of historically observed financial and economic risk factors in combination with the firm’s actual earnings and relevant risk exposures. From that, we

determine earnings-at-risk (EaR), measuring the potential shortfall in earnings (i.e.,
the deviation from forecast

earnings) at a 95%

confidence level and

evaluated over a

one-year horizon. EaR

is used for
the assessment of the earnings objectives in our risk appetite framework.
We

extend

the

EaR

measure,

incorporating

the

effects

of

gains

and

losses

recognized

through

other

comprehensive
income, to

derive a

distribution of potential

effects of

stress events on

common equity tier 1

capital. From

this distribution,
we derive our capital-at-risk (CaR) buffer measure

at a 95% confidence level to assess our capital

and leverage ratio risk
appetite objectives, and derive our

CaR solvency measure at a

99.9% confidence level to

assess our solvency risk

appetite
objective.
We use the CaR solvency measure

as a basis for deriving the

contributions of the business divisions

to risk-based capital
(RBC). RBC measures the potential capital impairment from

an extreme stress event at a 99.9% confidence level.
Portfolio and position limits
UBS maintains

a comprehensive

set of

risk limits

across its

major risk

portfolios. These

portfolio limits

are set

based on
our risk appetite and periodically reviewed and adjusted

as part of the business planning process.
Firm-wide

stress and

statistical metrics

are complemented

by more

granular

portfolio

and position

limits, triggers

and
targets.

Combining

these

measures

provides

a

comprehensive

framework

for

control

of

the

key

risks

of

our

business
divisions, as well as significant legal entities.
UBS AG applies limits to a variety

of exposures at the portfolio level, using statistical

and stress-based measures, such as
value-at-risk,

liquidity-adjusted

stress,

loan

underwriting

limits,

economic

value

sensitivity

and

portfolio

default
simulations for

loan books.

These are

complemented with

a set

of controls for

net interest

income sensitivity,

mark-to-
market losses on

available-for-sale portfolios, and the

effect of foreign exchange

movements on capital and

capital ratios.
Portfolio measures are

supplemented with counterparty-

and position-level controls.

Risk measures for position

controls
are

based

on

market

risk

sensitivities

and

counterparty-level

credit

risk

exposures.

Market

risk

sensitivities

include
sensitivities to changes in general market

risk factors (e.g., equity indices, foreign exchange

rates and interest rates) and
sensitivities

to

issuer-specific

factors

(e.g.,

changes

in

an

issuer’s

credit

spread

or default

risk).

We

monitor

numerous
market

and

treasury

risk

controls

on

a

daily

basis.

Counterparty

measures

capture

the

current

and

potential

future
exposure to an individual counterparty, considering collateral and legally enforceable netting agreements.

›
Refer to “Credit risk” in this section for more information about counterparty limits

›
Refer to “Risk appetite framework” in this section

for more information about the risk appetite framework

Risk concentrations
Audited |
Risk concentrations may exist where one or several positions within or across different

risk categories could result
in

significant

losses

relative

to

UBS

AG’s

financial

strength.

Identifying

such

risk

concentrations

and

assessing

their
potential impact is a critical component of our risk management and control process.
For financial risks, we consider a number of elements, such

as shared characteristics of positions, the size of the portfolio and the sensitivity of positions to changes in the underlying risk factors. Also important in our assessment is the liquidity
of the markets

where the positions

are traded,

as well as

the availability and

effectiveness of hedges

or other potential
risk-mitigating factors. This includes an

assessment of, for example, the

provider of the hedge and

market liquidity where
the hedge might be traded. Particular

attention is given to identification of

wrong-way risk and risk on risk.

Wrong-way
risk is defined as a positive correlation between the size of the exposure and the likelihood of a loss. Risk on risk is when a position and its risk mitigation can be impacted by the same event.
For non-financial risks, risk concentrations may result from, for example, a single operational risk issue that is large on its own (i.e., it has

the potential to

produce a single high-impact

loss or a number

of losses that together

are high impact)
or related risk issues that may link together to create

a high impact.
Risk

concentrations

are

subject

to

increased

oversight

by

Group

Risk

Control

and

Group

Compliance,

Regulatory

&
Governance, and assessed

to determine whether they

should be reduced

or mitigated, depending on

the available means
to do

so. It is

possible that

material losses

could occur

on financial

or non-financial

risks, particularly

if the

correlations
that emerge in a stressed environment differ markedly from those envisaged by risk models.
▲
›
Refer to “Credit risk” and “Market risk” in this

section for more information about the composition

of our portfolios
›
Refer to the “Risk factors”

section of this report for more information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

62
Credit risk
Audited |
Main sources of credit risk

–
Global Wealth Management credit risk

arises from collateralized lending primarily against

securities, private equity and
hedge fund

interest, investors’

uncalled capital

commitments, and

residential and

commercial real

estate, as

well as
from derivatives trading.
–
A substantial

portion

of lending

exposure arises

from Personal

& Corporate

Banking, which

offers mortgage

loans,
secured

mainly

by

owner-occupied

properties

and

income-producing

real

estate,

as

well

as

corporate

loans,

and
therefore depends on the performance of the Swiss economy and real estate market.
–
The

Investment

Bank’s

credit

exposure

arises

mainly

from

lending,

derivatives

trading

and

securities

financing.
Derivatives trading and securities financing are

mainly investment grade. Loan underwriting activity

can be lower rated
and give rise to temporary concentrated exposure.
–
Credit risk

within Non-core

and Legacy

relates to

exposures in

auction rate

preferred securities,

public finance

loans
and derivatives, and residual exposures to securitized products.
▲
Credit loss expense / release
Total net credit loss expenses were USD

143m in 2023, reflecting net credit loss expenses of USD 23m related to stage 1 and 2 positions and net credit loss expenses of USD

120m related to credit-impaired

(stage 3) positions.
Stage 3

net

expenses

of

USD 120m

were

recognized

across

a

number

of

defaulted

positions,

with

net

expenses

of
USD 56m

in

the

Investment

Bank,

USD 37m

in

Personal

&

Corporate

Banking

and

USD 27m

in

Global

Wealth
Management.
›
Refer to “Note 1 Summary of material accounting

policies,” “Note 9 Financial assets at amortized

cost and other positions in scope
of expected credit loss measurement” and “Note 19 Expected

credit loss measurement” in the “Consolidated financial

statements”
section of this report for more information about IFRS 9 and expected credit losses
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the year ended 31.12.23
Global Wealth Management

(2)

27

25
Personal & Corporate Banking

13

37

50
Asset Management

0

(1)

(1)
Investment Bank

11

56

67
Non-core and Legacy

0

1

1
Group Items
1

1

0

1
Total

23

120

143
For the year ended 31.12.22
Global Wealth Management

(5)

5

0
Personal & Corporate Banking

27

12

39
Asset Management

0

0

0
Investment Bank

6

(18)

(12)
Non-core and Legacy

0

2

2
Group Items
1

0

0

0
Total

29

0

29
For the year ended 31.12.21
Global Wealth Management

(28)

(1)

(29)
Personal & Corporate Banking

(62)

(24)

(86)
Asset Management

0

1

1
Investment Bank

(34)

0

(34)
Non-core and Legacy

0

0

0
Group Items
1

0

0

0
Total

(123)

(25)

(148)
1 Starting with the third quarter of 2023, Non-core and Legacy became a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been restated to reflect these changes.

Audited |
Overview of measurement, monitoring and management

techniques
–
Credit risk

from transactions

with individual

counterparties

is based

on our

estimates of

probability of

default (PD),
exposure at default (EAD) and loss given default (LGD). Limits are established for individual counterparties and groups of

related

counterparties

covering

banking

and

traded

products,

and

for

settlement

amounts.

Risk

authorities

are
approved by the Board of Directors and

are delegated to the Group CEO, the

Group Chief Risk Officer (the CRO)

and
divisional CROs, based on risk exposure amounts, internal credit rating and potential for losses.
–
Limits apply not only to the current outstanding

amount but also to contingent commitments and the potential future exposure of traded products.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

63
–
The Investment Bank monitoring, measurement and limit framework distinguishes between exposures intended to be
held to maturity (take-and-hold exposures) and those intended for distribution or risk transfer (temporary exposures).
– We use models to derive portfolio credit risk measures of expected loss, statistical loss and stress loss at firm-wide and business division levels, and to establish portfolio limits.
–
Credit risk concentrations can arise if clients are engaged

in similar activities, located in the same geographical

region
or have

comparable economic

characteristics,

e.g., if

their ability

to meet

contractual obligations

would be

similarly
affected by changes in economic, political or other conditions. To avoid credit risk concentrations, we establish limits /
operational

controls

that

constrain

risk

concentrations

at

portfolio,

sub-portfolio

or

counterparty

levels

for

sector
exposure, country risk and specific product exposures.
▲
Credit risk profile of UBS AG
The exposures

detailed in

this section

are based

on management’s

view of

credit risk,

which differs

in certain

respects
from the ECL measurement requirements

of IFRS Accounting Standards.
Internally,

credit

risk

exposures

are

put

into

two

broad

categories:

banking

products

and

traded

products.

Banking
products include drawn loans,

guarantees and loan commitments,

amounts due from banks,

balances at central banks,
and other

financial assets at

amortized cost. Traded

products include over-the-counter (OTC)

derivatives, exchange-traded
derivatives

(ETDs)

and

securities

financing

transactions

(SFTs),

consisting

of

securities

borrowing

and

lending,

and
repurchase and reverse repurchase agreements.
Banking and traded products exposure in our business divisions and Group Items
31.12.23
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core
and Legacy
Group
Items Total
Banking products
1,2
Gross exposure

314,747

254,646

1,331

69,505

3,621

93,730

737,579
of which: loans and advances to customers (on-balance sheet)

213,377

174,425

0

13,657

168

4,941

406,568
of which: guarantees and loan commitments (off-balance sheet)

12,323

28,385

0

15,744

1,728

19,049

77,229
Traded products
2,3
Gross exposure

8,789

952

0

34,712

44,454
of which: over-the-counter derivatives

6,668

938

0

8,124

15,730
of which: securities financing transactions

0

0

0

16,792

16,792
of which: exchange-traded derivatives

2,122

14

0

9,796

11,932
Other credit lines, gross
4

13,438

27,574

0

4,714

0

1,694

47,421
Total credit-impaired exposure, gross (stage 3)
1

925

1,698

0

331

12

1

2,966
Total allowances and provisions for expected credit losses

224

783

0

225

6

6

1,244
of which: stage 1

74

171

0

57

0

6

308
of which: stage 2

52

165

0

56

0

0

272
of which: stage 3

97

448

0

112

6

0

664
31.12.22
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core
and Legacy
Group
Items Total
Banking products
1,2
Gross exposure

334,715

236,613

1,453

76,593

804

39,786

689,963
of which: loans and advances to customers (on-balance sheet)

219,385

154,748

(1)

12,754

0

3,924

390,810
of which: guarantees and loan commitments (off-balance sheet)

13,147

28,610

0

12,920

0

7,486

62,163
Traded products
2,3
Gross exposure

8,328

320

0

34,370

43,018
of which: over-the-counter derivatives

6,416

304

0

11,218

17,938
of which: securities financing transactions

0

0

0

17,055

17,055
of which: exchange-traded derivatives

1,912

15

0

6,097

8,024
Other credit lines, gross
4

12,084

23,092

0

6,105

0

2,397

43,677
Total credit-impaired exposure, gross (stage 3)
1

757

1,380

0

312

0

6

2,455
Total allowances and provisions for expected credit losses

215

701

0

168

0

7

1,091
of which: stage 1

68

138

0

48

0

5

260
of which: stage 2

57

156

0

54

0

0

267
of which: stage 3

90

406

0

64

0

3

564
1 IFRS 9 gross exposure

for banking products includes the following

financial assets in scope of expected

credit loss measurement: balances at central banks, amounts

due from banks, loans and advances to

customers,
other financial assets at amortized

cost, guarantees and irrevocable loan commitments.

2 Internal management view of

credit risk, which differs in

certain respects from IFRS Accounting

Standards.

3 As counterparty
risk for traded products

is managed at counterparty

level, no further split

between exposures in

the Investment Bank, Non-core

and Legacy, and

Group Items is provided.

4 Unconditionally revocable

committed
credit lines.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

64
Banking products
›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report for
more information about our accounting policy for allowances

and provisions for ECL
›
Refer to “Note 9 Financial assets at amortized

cost and other positions in scope of expected credit

loss measurement” and
“Note 19 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more
information about ECL measurement requirements under IFRS Accounting

Standards

›
Refer to “Note 13 Other assets” in the “Consolidated

financial statements” section of this report for

more details

Global Wealth Management
Gross banking products exposure

within Global Wealth Management decreased

by USD 20bn to USD 315bn.
Our Global

Wealth Management

loan portfolio

is mainly

secured

by securities

(Lombard loans)

and by

residential

real estate.
Most of our USD

139bn of Lombard

loans, including

traded products

collateralized

by securities,

were of high quality,

with
91% rated as investment grade based

on our internal ratings.

Moreover, Lombard loans

are typically uncommitted,

short-
term in nature

and can be canceled

immediately if

the collateral

quality deteriorates

and margin calls

are not met. Lending
values

in the

Lombard

book

are

derived

by

applying

discounts

to the

pledged

collateral’s

market

value

in

line

with a
possible adverse change

in market value

over a given close

-out period and

confidence level. Less

liquid or more

volatile
collateral will typically

have larger haircuts.

In 2023,

the Lombard

book, including

traded

products,

decreased

approximately
10%,

mainly driven by the US,

from a larger amount

of clients paying down

as a result of the repricing

of loans at current
rates,

and Asia Pacific,

where deleveraging

already started

in the second half

of 2021 and had

slowed by the end

of 2023.
The share

of non-standard

Lombard loans,

for example

those with

less liquid

or concentrated

collateral,

slightly

increased

to
7% from 5% of

the total Lombard

book.

The mortgage

book

(residential

and commercial

real

estate)

increased

by approximately

9%, mainly

driven

by higher

volumes
of mortgage

loans within

the Swiss and

the US residential

and commercial

real estate portfolios.
Other financings

represent approximately

8% of the total banking

products exposures

and are consolidated

in a corporate
and other

portfolio

that increased

17% in 2023,

mainly through

the private

equity subscription

facilities portfolio

in the US.
›
Refer to “Lending secured by real estate” and “Lombard lending”

in this section for further information on these types

of lending

Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 31.12.23 31.12.22 31.12.23 31.12.22
Secured by collateral

210,243

216,993

157,278

138,854
Residential real estate

67,910

62,200

126,199

110,500
Commercial / industrial real estate

5,045

4,955

22,632

19,795
Cash

24,797

30,514

2,750

3,039
Equity and debt instruments

96,371

107,253

2,626

2,228
Other collateral
2

16,121

12,071

3,071

3,293
Subject to guarantees

92

144

2,706

2,758
Uncollateralized and not subject to guarantees

3,042

2,247

14,441

13,136
Total loans and advances to customers, gross

213,377

219,385

174,425

154,748
Allowances

(147)

(138)

(634)

(559)
Total loans and advances to customers, net of allowances

213,230

219,247

173,791

154,189
Collateralized loans and advances to customers in % of total loans and advances to customers, gross (%)

98.5

98.9

90.2

89.7
1 Collateral arrangements

generally incorporate a

range of collateral,

including cash, securities,

real estate and other

collateral. For

the purpose of this

disclosure, UBS applies

a risk-based approach

that generally
prioritizes collateral according to

its liquidity profile.

2 Includes but is not

limited to life insurance

contracts, rights in

respect of subscription or

capital commitments from fund

partners, inventory,

gold and other
commodities.
Personal & Corporate Banking

Gross

banking

products

exposure

within

Personal

&

Corporate

Banking

increased

to

USD 255bn,

compared

with
USD 237bn in 2022. Net banking products

exposure (excluding exposure

reallocated from Group

Treasury)

increased to
USD 205bn

(CHF 173bn),

of

which

approximately

65%

was

classified

as

investment

grade,

broadly

unchanged

from
2022. Around

48% of

the exposure

is categorized

in the

lowest LGD

bucket, i.e.,

0–25%, unchanged

compared

with
2022.

Personal &

Corporate

Banking’s

gross loan

portfolio

was USD 174bn

(CHF 147bn)

compared with

USD 155bn (CHF

143bn)
in 2022.

This portfolio

is predominantly

denominated

in Swiss francs

and the increase

in US dollar

terms was largely

due to
the effect

of the Swiss

franc appreciating.

As of 31

December 2023,

90% of this

portfolio

was secured

by collateral,

mainly
residential and

commercial property. Of the

total unsecured

amount, 86%

related to cash

flow-based lending

to corporate
counterparties

and 3% related to lending to public authorities. Based on our internal ratings, 57% of the unsecured loan
portfolio was

rated as investment

grade, compared

with 53% in 2022.
Our Swiss

corporate

banking products

take-and-hold

portfolio,

which was

USD 38bn

(CHF 32bn)

and increased

by USD

2bn
compared with 2022, consists

of loans, guarantees

and loan commitments

to multi-national and domestic

counterparties.
The

small

and

medium-sized

entity

(SME)

portfolio,

in

particular,

is

well

diversified

across

industries.

However,

such
companies are

reliant on the

domestic economy

and the economies

to which they

export, in particular

the EU and the

US.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

65
Our commodity

trade finance

portfolio

focuses on

energy and

base-metal

trading companies,

where the

related

commodity
price risk

is hedged

to a

large extent by

the commodity trader.

The majority of

limits in

this business are

uncommitted,
transactional

and short-term

in nature.

Our portfolio

size was

USD 6bn (CHF

5bn) as

of 31 December

2023, compared

with
USD 7bn (CHF

7bn) in 2022,

with a considerable

part of the exposure

correlating

with commodity

prices.
Our exposure

to banks

consists

primarily

of contingent

claims and

was

USD 4bn

(CHF 3bn),

compared

with

USD 5bn
(CHF 5bn) in 2022.
Despite volatile energy prices,

raised higher interest rates,

a strong Swiss franc,

and the effect of

the sanctions imposed
on Russia

and Russian

entities, and

conflicts in

the Middle

East, stage

3 credit

losses in

2023 were

only slightly

higher
compared with

2022. The

delinquency ratio

was 0.1% for

the corporate

portfolio, compared with

0.2% at

the end of
2022.

›
Refer to “Credit risk models” in this section for

more information about loss given default, rating

grades and rating agency
mappings
Swiss mortgage loan portfolio
UBS AG’s Swiss mortgage loan portfolio secured by residential and commercial real estate in Switzerland continues to be
its largest loan portfolio.

These mortgage loans (excluding

loans on self-used commercial real estate),

totaling USD 193bn
(CHF 162bn), mainly

originate from

Personal &

Corporate Banking,

but

also

from

Global Wealth

Management Region
Switzerland. Of these

mortgage loans,

USD 174bn (CHF 146bn) related

to residential

properties that the

borrower was
either

occupying

or

renting

out,

with

full

recourse

to

the

borrower.

Of

this

USD 174bn

(CHF 146bn),

USD 125bn
(CHF 105bn) is

related to properties

occupied by the

borrower, with an average LTV ratio of 50%, compared

with 51% as
of 31 December

2022.

The average

LTV for newly

originated

loans

for this

portfolio

was 64%,

compared

with 63%

in 2022.
The remaining USD 49bn (CHF 41bn) of the Swiss residential mortgage loan portfolio related to properties rented out by the borrower and

the average LTV of that portfolio

was 50%, compared

with 51% as of 31 December

2022. The average
LTV for newly originated Swiss residential mortgage

loans for properties rented out by the

borrower was 50%, compared
with 54% in

2022.
As

illustrated

in

the

“Swiss

mortgages:

distribution

of

exposure

across

exposure

segments

and

loan-to-value

(LTV)
buckets” table below,

99.9% of the

aggregate amount of

Swiss residential mortgage

loans would continue

to be covered
by the

real

estate

collateral

even

if the

value

assigned

to

that

collateral

were

to decrease

20%, and

more

than

99%
would remain covered by the real estate collateral

even if the value assigned to that collateral were to decrease

30%.
Personal & Corporate Banking: distribution of banking products exposure across internal UBS ratings and loss given default (LGD) buckets
1
USD m, except where indicated 31.12.23 31.12.22
LGD buckets Weighted
average
LGD (%)
Weighted
average
LGD (%) Internal UBS rating
2
Exposure 0–25% 26–50% 51–75% 76–100% Exposure
Investment grade 134,095 72,290 47,689 9,707 4,408 28 123,358 28
Sub-investment grade 70,081 26,759 28,328 11,360 3,634 34 62,219 35 of which: 6−9 63,357 24,467 25,390 10,285 3,215 34 56,774 35 of which: 10−13 6,724 2,293 2,938 1,074 419 36 5,445 36
Defaulted / Credit-impaired

1,698 17 1,389 276 15 42 1,380 42
Total exposure before deduction of allowances and provisions 205,873 99,067 77,406 21,343 8,058 30 186,957 30
Less: allowances and provisions (742) (664)
Net banking products exposure
1
205,131 186,293
1 Excluding balances at central banks and Group Treasury

reallocations.

2 The ratings of the major credit rating agencies,

and their mapping to our internal rating scale, are shown in the “Internal UBS rating scale
and mapping of external ratings” table in this section.
Personal & Corporate Banking: loans uncollateralized and not subject to guarantees, by industry sector
31.12.23 31.12.22
USD m % USD m %
Construction 153 1.1 172 1.3
Financial institutions 3,842 26.6 3,980 30.3
Hotels and restaurants 148 1.0 135 1.0
Manufacturing 2,029 14.0 1,715 13.1
Private households 1,641 11.4 1,473 11.2
Public authorities 382 2.6 416 3.2
Real estate and rentals 1,013 7.0 547 4.2
Retail and wholesale 1,801 12.5 2,230 17.0
Services 3,129 21.7 2,242 17.1
Other 303 2.1 226 1.7
Exposure, gross 14,441 100.0 13,136 100.0

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

66
Swiss mortgages: distribution of exposure across exposure segments and loan-to-value (LTV)

buckets
1
USD bn, except where indicated 31.12.23 31.12.22 2
LTV buckets
Exposure segment ≤30% 31–50% 51–60% 61–70% 71–80% 81–100% >100% Total Total
Residential mortgages
Exposure 103.9 42.7 10.3 4.2 1.1 0.2 0.1 162.4 144.0
as a % of row total 64 26 6 3 1 0 0 100 100
Income-producing real estate
Exposure 17.0 6.5 1.3 0.5 0.1 0.0 0.0 25.5 21.9
as a % of row total 67 26 5 2 0 0 0 100 100
Corporates
Exposure 7.9 2.9 0.7 0.4 0.2 0.1 0.0 12.2 10.6
as a % of row total 65 24 6 3 1 1 0 100 100
Other segments
Exposure 0.8 0.3 0.1 0.0 0.0 0.0 0.0 1.1 1.0
as a % of row total 67 23 6 2 1 1 0 100 100
Mortgage-covered exposure
Exposure 129.5 52.4 12.4 5.1 1.4 0.3 0.1 201.1 177.5
as a % of total 64 26 6 3 1 0 0 100 100
Mortgage-covered exposure 31.12.22
2
Exposure 113.2 46.7 11.4 4.7 1.2 0.3 0.1 177.5
as a % of total 64 26 6 3 1 0 0 100
1 The amount of each mortgage loan is allocated across the LTV buckets to indicate the portion at risk at the various

value levels shown; for example, a loan of 75 with an

LTV ratio of 75% (i.e.,

a collateral value of
100) would result in allocations of 30 in the less-than-or-equal-to-30% LTV bucket,

20 in the 31–50% bucket, 10 in the 51–60% bucket, 10 in the 61–70% bucket and 5 in the 71–80% bucket.

2 Comparative
period has been restated to reflect a change in the measure used to disclose Swiss mortgages exposures.
Investment Bank
The Investment

Bank’s lending

activities are

largely associated

with corporate

and non-bank

financial institutions.

The
business is broadly diversified across industry

sectors, but concentrated in North America.
Gross

banking

products

exposure

decreased

to

USD 70bn

as

of

31 December

2023,

compared

with

USD 77bn

as

of
31 December 2022, mostly

driven by balances

at central banks

allocated to the

business division. Excluding

balances at
central banks and Group Treasury reallocations,

gross banking products exposure increased to USD 37bn from

USD 32bn
in 2022, mostly driven by an increase

in irrevocable loan commitments. Based on

our internal ratings, 49% of this gross
banking products exposure was classified as investment grade. The vast majority of the gross banking products exposure had an estimated LGD below 50%.
In

the

Investment

Bank,

mandated

temporary

loan

underwriting

exposure

as

of

the

end

of

2023

was

USD 2.1bn,
compared

with

USD 2.6bn

at

the

end

of

the

prior

year.

USD 50m

of

commitments

had

not

yet

been

distributed

as
originally

planned

as

of

31 December

2023.

Loan

underwriting

exposures

are

classified

as

held

for

trading,

with

fair
values reflecting market conditions at the end of 2023.
›
Refer to “Credit risk models” in this section for

more information about LGD, rating grades and rating agency

mappings
Investment Bank: distribution of banking products exposure across internal UBS ratings and loss given default (LGD)
buckets
1
USD m, except where indicated 31.12.23 31.12.22
LGD buckets
Weighted
average
LGD (%)
Weighted
average
LGD (%) Internal UBS rating
2
Exposure 0–25% 26–50% 51–75% 76–100% Exposure
Investment grade 17,954 4,448 8,652 2,424 2,430 39 15,878 37
Sub-investment grade 18,306 4,838 7,215 6,023 229 22 15,529 23 of which: 6−9 11,644 2,689 2,883 5,874 198 15 9,181 17
of which: 10−13 6,662 2,149 4,332 149 31 33 6,348 32
Defaulted / Credit-impaired 331 286 28 14 4 24 312 21
Banking products exposure
1
36,591 9,572 15,895 8,461 2,663 30 31,719 30
1 Excluding balances at central banks and Group Treasury

reallocations.

2 The ratings of the major credit rating agencies,

and their mapping to our internal rating scale, are shown in the “Internal

UBS rating scale
and mapping of external ratings” table in this section.

Investment Bank: banking products exposure, by geographical region
1
31.12.23 31.12.22
USD m % USD m %
Asia Pacific 4,618 12.6 4,766 15.0
Latin America 745 2.0 1,209 3.8
Middle East and Africa 249 0.7 183 0.6
North America 19,901 54.4 15,409 48.6
Switzerland 135 0.4 461 1.5
Rest of Europe 10,943 29.9 9,692 30.6
Exposure
1
36,591 100.0 31,719 100.0
1 Excluding balances at central banks and Group Treasury reallocations.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

67
Investment Bank: banking products exposure, by industry sector
1
31.12.23 31.12.22
USD m % USD m %
Banks 5,092 13.9 4,409 13.9
Chemicals 587 1.6 583 1.8
Electricity, gas, water supply 359 1.0 363 1.1
Financial institutions, excluding banks 15,562 42.5 14,595 46.0
Manufacturing 1,889 5.2 1,361 4.3
Mining 894 2.4 878 2.8
Public authorities 258 0.7 259 0.8
Real estate and construction 1,718 4.7 1,685 5.3
Retail and wholesale 2,945 8.0 1,654 5.2
Technology and communications 2,033 5.6 2,324 7.3
Transport and storage 341 0.9 499 1.6
Other 4,913 13.4 3,109 9.8
Exposure
1
36,591 100.0 31,719 100.0
1 Excluding balances at central banks and Group Treasury reallocations.
Non-core and Legacy
Gross banking

products exposure

increased by

USD 3bn to

USD 4bn in

2023 due

to smaller

amounts of

assets of

UBS
AG business divisions that were assessed as not

strategic in light of the acquisition of the Credit Suisse

Group.
›
Refer to “Balance sheet assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information
›
Refer to the "Our Business" in the "Our

strategy, business model and environment" section of this report for more information
›
Refer to the "Non-core and Legacy" in the "Financial

and operating performance" section of this

report for more information
about Non-core and Legacy scope differences between the UBS Group AG and

UBS AG

Group Items
Gross

banking

products

exposure

within

Group

Items,

which

arises

primarily

in

connection

with

treasury

activities,
increased

by USD 54bn

to USD 94

bn, mainly

from

Group

Treasury

reflecting

higher levels

of high-quality

liquid assets
(HQLA) held, funding provided to Credit Suisse

and an increase in sponsored repo

clearing.

›
Refer to “Balance sheet assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information
›
Refer to the “Group items” section of this report

for more information
Traded products
Audited |
Counterparty credit

risk (CCR)

arising from

traded products,

which include

OTC derivatives,

ETD exposures

and
SFTs,

originating in

the Investment

Bank, Non-core

and Legacy,

and Group

Treasury,

is generally

managed on

a close-
out basis.

This takes

into account

possible effects

of market

movements on

the exposure

and any

associated collateral
over the

time it

would take to

close out our

positions. Limits are

applied to the

potential future exposure per

counterparty,
with

the

size

of

the

limit

dependent

on

the

counterparty’s

creditworthiness

(as

determined

by

Risk

Control).

Limit
frameworks are also used to control overall exposure to specific sectors.

Such portfolio limits are monitored and reported
to senior management.
Trading in OTC derivatives

is conducted through central

counterparties where practicable.

Where central counterparties
are not used, we have clearly defined

policies and processes for trading on a

bilateral basis. Trading is typically conducted
under bilateral

International

Swaps

and Derivatives

Association

or similar

master

netting agreements,

which generally
allow for

close-out and

netting of

transactions in

case of

default, subject

to applicable

law. For

certain counterparties,
initial margin is taken to cover some or all

of the calculated close-out exposure. This is in addition to the variation margin
taken

to

settle

changes

in

market

value

of

transactions.

For

most

major

market

participant

counterparties,

two-way
collateral agreements

under which

either party

can be

required to

provide collateral

in the

form of

cash or

marketable
securities

are

used

when

the

exposure

exceeds

specified

levels.

Non-cash

collateral

typically

consists

of

well-rated
government debt or other

collateral acceptable to

Risk Control and permitted

by applicable regulations. Regulations

on
margining uncleared OTC

derivatives have generally

expanded the scope

of bilateral derivatives

activity subject to

initial
margining

and

increased

the

amounts

of

initial

margin

received

from,

and

posted

to,

certain

bilateral

trading
counterparties, resulting in lower close-out risk over time.
▲

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

68
In

the

tables

below,

OTC

derivatives

exposures

are

generally

presented

as

net

positive

replacement

values

after

the
application

of

legally

enforceable

netting

agreements

and

the

deduction

of

cash

and

marketable

securities

held

as
collateral.

SFT

exposures

are

reported

taking

into

account

collateral

received,

and

ETD

exposures

take

into

account
collateral margin calls.
›
Refer to “Note 10 Derivative instruments” in the “Consolidated financial statements” section of this report for more information about OTC derivatives settled through central counterparties
›
Refer to “Note 21 Offsetting financial assets and financial

liabilities” in the “Consolidated financial statements” section of this report for more information about the effect of netting and collateral arrangements on derivative exposures
Investment Bank, Non-core and Legacy,

and Group Treasury:

traded products exposure
USD m OTC derivatives SFTs ETDs Total Total
31.12.23 31.12.22
Total exposure, before deduction of credit valuation adjustments and hedges 8,124 16,792 9,796 34,712 34,370
Less: credit valuation adjustments and allowances (24) (1) 0 (24) (35)
Less: credit protection bought (credit default swaps, notional) (83) 0 0 (83) (109)
Net exposure after credit valuation adjustments, allowances and hedges 8,017 16,792 9,796 34,605 34,226
Investment Bank, Non-core and Legacy,

and Group Treasury:

distribution of net OTC derivatives and SFT exposure
across internal UBS ratings and loss given default (LGD) buckets
USD m, except where indicated 31.12.23 31.12.22
LGD buckets
Weighted
average
LGD (%)
Weighted
average
LGD (%)
Internal UBS rating
1
Exposure 0–25% 26–50% 51–75% 76–100% Exposure
Net OTC derivatives exposure
Investment grade 7,307 152 5,681 285 1,189 48 10,757 48
Sub-investment grade 711 43 203 15 450 77 318 72
of which: 6−9 701 39 203 12 448 77 285 76
of which: 10−12 3 2 0 0 1 53 28 41
of which: 13 and defaulted 6 3 0 3 0 31 5 23
Total net OTC derivatives exposure, after credit valuation adjustments and hedges 8,017 195 5,884 299 1,639 51 11,075 49
Net SFT exposure
Investment grade 16,631 200 15,245 597 590 41 16,682 40
Sub-investment grade 162 0 43 28 91 80 373 71
Total net SFT exposure 16,792 200 15,288 624 680 42 17,055 41
1 The ratings of the major credit rating agencies, and

their mapping to our internal rating scale, are shown in the “Internal UBS rating scale and mapping of external ratings” table in this section.

Investment Bank, Non-core and Legacy,

and Group Treasury:

net OTC derivatives and SFT exposure, by geographical
region
Net OTC derivatives exposure Net SFT exposure
31.12.23 31.12.22 31.12.23 31.12.22
USD m % USD m % USD m % USD m %
Asia Pacific 970 12.1 1,249 11.3 2,510 14.9 4,906 28.8
Latin America 93 1.2 117 1.1 0 0.0 34 0.2
Middle East and Africa 232 2.9 615 5.6 414 2.5 483 2.8
North America 3,118 38.9 2,200 19.9 3,044 18.1 3,177 18.6
Switzerland 900 11.2 1,055 9.5 499 3.0 466 2.7
Rest of Europe 2,704 33.7 5,839 52.7 10,324 61.5 7,988 46.8
Exposure 8,017 100.0 11,075 100.0 16,792 100.0 17,055 100.0
Investment Bank, Non-core and Legacy,

and Group Treasury:

net OTC derivatives and SFT exposure, by industry sector
Net OTC derivatives exposure Net SFT exposure
31.12.23 31.12.22 31.12.23 31.12.22
USD m % USD m % USD m % USD m %
Banks 1,544 19.3 1,288 11.6 1,200 7.1 869 5.1
Chemicals 17 0.2 71 0.6 0 0.0 0 0.0
Electricity, gas, water supply 111 1.4 118 1.1 0 0.0 0 0.0
Financial institutions, excluding banks 5,721 71.4 8,614 77.8 15,093 89.9 14,865 87.2
Manufacturing 29 0.4 97 0.9 0 0.0 0 0.0
Mining 0 0.0 20 0.2 0 0.0 0 0.0
Public authorities 441 5.5 655 5.9 496 3.0 1,320 7.7
Retail and wholesale 18 0.2 29 0.3 0 0.0 0 0.0
Transport, storage and communication 74 0.9 115 1.0 3 0.0 0 0.0
Other 63 0.8 69 0.6 0 0.0 0 0.0
Exposure 8,017 100.0 11,075 100.0 16,792 100.0 17,055 100.0

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

69
Credit risk mitigation
Audited |
UBS AG actively

manages credit

risk in its

portfolios by taking

collateral against

exposures and

by utilizing credit
hedging.
▲
Lending secured by real estate
Audited |
UBS AG uses a scoring model as part of a

standardized front-to-back process for credit decisions on originating or modifying Swiss mortgage loans. The model’s two key factors

are the LTV

ratio and an affordability calculation.
▲
The calculation of affordability takes

into account interest payments, minimum amortization

requirements and potential
property maintenance

costs in relation

to gross income

or rental income

for rental properties.

The interest

rate is set

at
5% per annum in the context of the current environment.
For residential properties

occupied by the

borrower, the maximum LTV

for the standard

approval process is 80%.

For IPRE,
the maximum LTV allowed

within the standard approval

process ranges from 30%

to 75%, depending on

the type and
age of the property, and the amount of renovation work needed.

Audited |
The value assigned to each

property is based on the

lowest value determined from model-derived

valuations, the
purchase

price,

an

asset

value

for

income-producing

real

estate

(IPRE),

and,

in

some

cases,

an

additional

external
valuation.
▲
Separate models provided by

a market-leading external vendor

are used to derive

property valuations for owner-occupied
residential

properties

(ORPs)

and IPRE.

We

estimate

the

current

value

of an

ORP

using a

regression

model

(a

hedonic
model)

based

on

statistical

comparison

against

current

transaction

data.

The

value

of

a

property

is

derived

from

the
characteristics of the real estate

itself, as well as those of

its location. In addition to the

initial valuation, values for

ORPs
are updated regularly over the lifetime of

the loan using region-specific real estate price indices

or hedonic valuation. The
price

indices are

sourced

from

an external

vendor

and subject

to internal

validation

and benchmarking.

UBS AG

uses
these valuations

regularly to

compute indexed

LTV for

all ORPs.

A portfolio-specific

monitoring system

considers these
along with other risk measures (e.g., rating and behavioral

information) to identify higher-risk loans.
For IPRE, the capitalization

rate model is used

to determine the

property valuation by discounting

estimated sustainable
future

income

using

a

capitalization

rate

based

on

various

attributes.

These

attributes

consider

regional

and

specific
property characteristics, such as market and location data (e.g., vacancy rates), benchmarks (e.g., for running costs), and certain

other

standardized

input

parameters

(e.g.,

property

condition).

Updated

information

regarding

rental

income
from IPRE is requested

from the client

at least once every

three years. Our portfolio-specific

monitoring system alerts

us
to changes in rental income and other risk measures (e.g., LTV, rating,

behavioral information).
To take market developments into account for these models, the external vendor regularly updates the parameters and /
or refines

the

architecture

for

each model.

Model

changes and

parameter

updates are

subject to

the

same validation
procedures as our internally developed models.

Audited |
UBS AG similarly applies underwriting guidelines

for our Global Wealth Management

Region Americas mortgage
loan portfolio, taking

into account loan

affordability and collateral

sufficiency. LTV standards

are defined for the

various
mortgage types, such

as residential mortgages

or investment properties,

based on

associated risk factors,

such as

property
type, loan size, and

purpose. The maximum

LTV allowed within

the standard approval

process ranges from
45

to
80
%.
In addition to LTV,

other credit risk metrics,

such as debt-to-income

ratios, credit scores

and required client reserves,

are
also part of our underwriting guidelines.
A risk limit framework is applied to

the Global Wealth Management Region Americas mortgage loan portfolio. Limits are set

to

govern

exposures

within

LTV

categories,

geographic

concentrations,

portfolio

growth

and

high-risk

mortgage
segments, such

as interest-only loans.

These limits

are monitored by

a specialized

credit risk

monitoring team and

reported
to senior

management. Supplementing

this limit

framework is

a real

estate lending

policy and

procedures framework,
set up to

govern real estate

lending activities. Quality

assurance and quality

control programs monitor

compliance with
mortgage underwriting and documentation requirements.
For

UBS AG’s

mortgage

loan

portfolio

in

the

Global

Wealth

Management

regions

of

EMEA

and

Asia

Pacific,

global
underwriting guidelines with

regional variations are applied

to allow for regulatory

and market differentials.

As in other
regions, the underwriting guidelines

take into account affordability

and collateral sufficiency.

Affordability is assessed at
a stressed

interest rate

using, for

residential real

estate, the

borrowers’ sustainable

income and

declared liabilities,

and
for commercial real

estate the quality

and sustainability of

rental income. For

interest-only loans, a

declared and evidenced
repayment strategy

must be in

place. The applicable

LTV for each

mortgage is based

on the quality

and liquidity

of the
property

and assessed

against

valuations

from bank-appointed

third-party

valuers.

Maximum

LTV

varies

from
30
% to
70
%, depending on the type

and location of the property, as well

as other factors. Collateral sufficiency is

often further
supported by personal guarantees

from related third parties. The

overall portfolio is centrally assessed

against a number
of stress scenarios to ensure that exposures remain within predefined stress limits.
▲
›
Refer to “Swiss mortgage loan portfolio” in this

section for more information about LTV in our Swiss mortgage portfolio

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

70
Lombard lending

Audited |
Lombard loans are

secured by pledges

of marketable securities, guarantees and

other forms of

collateral. Eligible
financial securities are primarily

liquid and actively

traded transferable securities (such as

bonds and equities),

and other
transferable securities, such as approved

structured products for

which regular prices

are available and

the issuer of

the
security provides

a market. To a lesser degree, less

liquid collateral

is also used.
Lending values

are derived

by applying

discounts (haircuts)

to the pledged

collateral’s

market value.

Haircuts

for marketable
securities are calculated to cover a possible adverse change in market value over a given close-out period and confidence level. Less

liquid or more

volatile collateral

will typically

have larger haircuts.
Concentration and correlation risks across collateral posted are assessed at

a counterparty level, and

at a

divisional level
across counterparties. Targeted

firm-wide reviews

of

concentration are

performed. Concentration of

collateral in

single
securities, issuers or issuer groups, industry sectors, countries, regions or currencies may result in higher risk and reduced liquidity. In

such cases, the

lending value

of the collateral,

margin call

and close-out levels

are adjusted accordingly.
▲
Exposures

and collateral

market values

are monitored

daily, with

the aim

of ensuring

that the

credit

exposure

is always

within
the established risk

tolerance. A shortfall

occurs when the lending value

drops below the exposure; if it

exceeds a defined
trigger level,

a margin call

is initiated,

requiring the

client to provide

additional collateral,

reduce the

exposure or

take other
action to

bring exposure in

line with

the agreed

lending value of

the collateral. If

a shortfall is

not corrected within

the
required period,

a

close-out is

initiated, through which

collateral is

liquidated, open

derivative positions are

closed and
guarantees are

called.
Stress testing

of collateralized

exposures

to simulate

market events

that reduce

market collateral

value, increase

exposure of
traded products, or do both,

is conducted. For certain classes of counterparties,

limits on such calculated stress exposures
are applied and controlled at

a counterparty level. Also, portfolio limits are applied across certain businesses or collateral
types.

›
Refer to “Stress loss” in this section for more information

about our stress testing
Credit hedging
Audited

|
UBS AG

uses

single-name

credit

default

swaps

(CDSs),

credit-index

CDSs,

bespoke

protection

and

other
instruments to actively

manage credit risk. The

aim is

to reduce concentrations of

risk from specific

counterparties, sectors
or portfolios and, for CCR, the profit or loss effect

arising from changes in credit valuation adjustments.
We have strict guidelines

with regard to taking

credit hedges into

account for credit

risk mitigation

purposes. For example,
when monitoring

exposures against

counterparty limits,

we do not usually

apply certain

credit risk mitigants,

such as proxy
hedges

(credit

protection

on a

correlated

but different

name)

or credit-index

CDSs,

to reduce

counterparty

exposures.

Buying
credit protection also creates

credit exposure with

regard to

the protection provider. We

monitor and limit

exposures to
credit protection

providers,

and also

monitor the

effectiveness

of credit

hedges as

part of our

overall credit

exposures to

the
relevant counterparties,

which are typically collateralized. For credit protection purchased to hedge the lending portfolio,
this includes

monitoring

mismatches

between

the maturity

of credit

protection

purchased

and the

maturity

of the

associated
loan.

Such mismatches

result

in basis

risk and

may reduce

the effectiveness

of the

credit

protection.

Mismatches

are routinely
reported to

credit officers

and mitigating

actions are taken

when necessary.
▲
›
Refer to “Note 10 Derivative instruments”

in the “Consolidated financial statements”

section of this report for more information
Mitigation of settlement risk
To

mitigate settlement risk, actual settlement

volumes are reduced

by using multi-lateral and bi-lateral

agreements with
counterparties, including

payment netting.

In relation to

the exchange of

cash or securities,

transactions can

be settled
on a delivery-versus-payment basis.
Foreign exchange transactions are our most

significant source of settlement risk. We

are a member of Continuous Linked
Settlement (CLS),

an industry

utility that

provides a multi

-lateral framework

to settle transactions

on a payment-versus-
payment

basis,

thus

reducing

foreign-exchange-related

settlement

risk

relative

to

the

volume

of

business.

However,
mitigation

of

settlement

risk

through

CLS

and

other

means

does

not

fully

eliminate

credit

risk

in

foreign

exchange
transactions resulting from changes in exchange rates prior to settlement, which is managed as part of our overall credit
risk management of OTC derivatives.

Credit risk models
Basel III – A-IRB credit risk models
Audited |
UBS

AG

has

developed

tools

and

models

to

estimate

future

credit

losses

that

may

be

implicit

in

our

current
portfolio.
Exposures to individual counterparties are measured using three generally accepted parameters: PD, EAD and LGD. For a given credit facility, the product of these three parameters results in the expected loss (the EL). These parameters

are the
basis for the

majority of our

internal measures of

credit risk, and

key inputs for

regulatory capital

calculation under

the
advanced internal ratings-based

(A-IRB) approach of the

Basel III framework. We also

use models to derive the

portfolio
credit risk measures of EL, statistical loss and stress loss.
▲
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the regulatory capital calculation under the advanced

internal ratings-based approach

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

71
Key features of UBS AG’s main credit risk models
Portfolio in scope Major asset classes
Model
approach
Number of
main models Main drivers
Number of
years of loss
data
Probability of
default Sovereigns and central banks
Central governments and
central banks Scorecard 1
Political, institutional and economic indicators
including qualitative factors >15
Banks and other financial
institutions
Banks & Securities dealer,
Corporates: other lending Scorecard 3
Financial data including balance sheet ratios, profit
and loss data and qualitative factors >15
Funds Corporates: other lending Scorecard 3
Financial data and ratios constructed from it (such as
net asset value, volatility of returns), qualitative
factors >15
Large corporates and
internationals Corporates: other lending
Scorecard,
market data 2
Financial data including balance sheet ratios and
profit and loss, market data and qualitative factors >15
Enterprises in Switzerland Corporates: other lending Scorecard 1
Financial data including balance sheet ratios and
profit and loss, and behavioral data

>25
Commodity traders
Corporates: specialized
lending Scorecard 1
Financial data including balance sheet ratios and
profit and loss, as well as non-financial criteria >20
Owner-occupied mortgages &
other wealth-management
financing
Retail: residential
mortgages, Corporates:
other lending Scorecard 3
Behavioral data, affordability relative to income,
property type, loan-to-value, assets and qualitative
factors >10
Income producing real estate
mortgages
Retail: residential
mortgages, Corporates:
specialized lending Scorecard 1
Loan-to-value, debt-service-coverage, financial data
(for large corporates only), behavioral data and
qualitative factors >25
Lombard lending and
concentrated equity based
lending (CEL)
Retail: other retail,
Corporates: other lending
(CEL)
Simulation
approach
based on
historical
returns 2
Lending value ratio, collateral asset class, historical
asset returns, counterparty factors >10
Credit cards in Switzerland
Retail: qualifying
revolving retail and other
retail, Corporates: other
lending Scorecard 1 Client type and characteristics and behavioral data >15
Other portfolios
Corporates: other
lending,
Public sector entities and
Multilateral development
banks, Corporates:
specialized lending
Scorecard,
pooled rating
approach,
rating
template 6
Financial data including balance sheet ratios and
profit and loss, market data and qualitative factors.
Separate models for Commercial Real Estate loans,
Debt REITs, Mortgage originators, Public sector
entities and Multilateral development
banks/Supranationals >15
Loss given default
Investment Bank – all
counterparties Across the asset classes
Statistical
model 3
Counterparty and facility specific, including industry
segment, region, collateral, seniority, legal
environment, bankruptcy procedures and macro-
economic factors >20
Swiss corporate and mortgage
lending portfolios
Retail: residential
mortgages, Corporates:
other lending,
Corporates: specialized
lending
Statistical
model 2
Collateral type and client segment, Loan-to-value,
time since last valuation, location indicator >10
International residential
mortgages & other wealth-
management financing

Retail: residential
mortgages, Corporates:
other lending
Statistical
model 2 Loan-to-value, market value shock >10
Lombard lending and
concentrated equity based
lending (CEL)
Retail: other retail,
Corporates: other lending
(CEL)
Simulation
approach
based on
historical
returns 2
Loan-to-value, collateral asset class and liquidity,
historical asset returns, counterparty factors >10
Credit cards in Switzerland
Retail: qualifying
revolving retail and other
retail, Corporates: other
lending
Statistical
model 1 Collateral, accrued interests, client characteristics >15
Exposure at default Banking products Across the asset classes
Statistical
model 4
Facility type and product type, commitment type,
headroom, and client characteristics >10
Traded products Across the asset classes
Statistical
model 2
Product specific market drivers, e.g. interest rates.
Separate models for OTC/ETD and SFT that generate
the simulation of risk factors used for the credit
exposure measure

n/a

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

72
Audited |

Internal UBS rating scale and mapping of external ratings
Internal UBS rating 1-year PD range in % Description
Moody’s Investors
Service mapping S&P mapping Fitch mapping
0 and 1 0.00–0.02 Investment grade Aaa AAA AAA
2 0.02–0.05 Aa1 to Aa3 AA+ to AA– AA+ to AA–
3 0.05–0.12 A1 to A3 A+ to A– A+ to A–
4 0.12–0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
5 0.25–0.50 Baa3 BBB– BBB–
6 0.50–0.80 Sub-investment grade Ba1 BB+ BB+
7 0.80–1.30 Ba2 BB BB
8 1.30–2.10 Ba3 BB– BB–
9 2.10–3.50 B1 B+ B+
10 3.50–6.00 B2 B B
11 6.00–10.00 B3 B– B–
12 10.00–17.00 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC
13 >17 Caa3 to C CCC- to C CCC- to C
Counterparty is in default

Default Defaulted D D
▲
Probability of default
PD estimates the

likelihood of a

counterparty defaulting on

its contractual obligations over

the next

12 months,

and is
assessed using rating

tools tailored to the

various categories of counterparties.

The “Key features of

UBS AG’s main

credit
risk models”

table above

gives an

overview

of the

approaches

used for

our main

asset classes

and presents

the main
drivers of the PD.

The ratings of major credit rating agencies, and their mapping to the UBS masterscale and internal PD bands, are shown in the

“Internal UBS

rating scale

and mapping

of external

ratings” table

above. For

Moody’s and

S&P, the

mapping is
based on the

long-term average of

one-year default rates

available from these

rating agencies, with

Fitch ratings being
mapped to the equivalent

S&P ratings. For each

external rating category,

the average default rate

is compared with our
internal PD bands to derive a periodically reviewed mapping

to our internal rating scale.
Exposure at default
EAD is the amount we expect to be owed by a counterparty at the time of possible default. We derive EAD from current exposure to the counterparty and possible future

exposure development.
The EAD of an on-balance

sheet loan is its

notional amount,

while for off-balance

sheet commitments

that are not drawn,
credit conversion

factors (CCFs)

are used in order

to obtain an

expected on-balance

sheet amount.
For traded products,

we derive EAD

by modeling

the range of

possible exposure

outcomes at various

points in

time using a
simulation based on a scenario-consistent technique. UBS AG assesses the net amount that may be

owed to it

or that it
may owe to others,

taking into account

the effect of market

movements over

the potential time

it would take to

close out
positions.

Exposures where

there is

a material

correlation between

the factors

driving the

credit quality

of the

counterparty

and
those driving the potential

future value of UBS AG’s

traded products exposure (wrong-way risk) are

assessed, and specific
controls to mitigate such risks have been established.

Loss given default
LGD is

the magnitude

of the

likely loss

if there

is a

default. Our

LGD estimates,

which consider

downturn conditions,
include loss of principal, interest and

other amounts less recovered amounts. UBS AG determines

LGD based on the likely
recovery

rate

of

claims

against

defaulted

counterparties,

which

depends

on

the

type

of

counterparty

and

any

credit
mitigation

due

to

collateral

or

guarantees.

UBS

AG’s

estimates

are

supported

by

internal

loss

data

and

external
information, where

available. If collateral

is held, such

as marketable

securities or a

mortgage on a

property,

LTV

ratios
are typically a key parameter in determining LGD. For risk-weighted asset (RWA) calculation, floors are applied to LGD in line with regulation.
Expected loss
UBS AG uses the

concept of

expected loss

to quantify

future credit

losses that

may be implicit

in our current

portfolio.
The expected loss for a given

credit facility is a product of the three components

described above, i.e., PD, EAD and LGD.
We aggregate the expected loss for individual

counterparties to derive expected portfolio credit

losses.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

73
IFRS 9 – ECL credit risk models
Expected credit loss

Expected

credit

loss (ECL)

is

defined

as

the

difference

between

contractual

cash

flows

and

those

UBS

AG

expects

to
receive, discounted

at the

effective

interest rate

(EIR). For

loan commitments

and other

credit facilities

in scope

of ECL
requirements, expected cash shortfalls are determined by considering expected future drawdowns. Rather than focusing on an

average

through-the-cycle

(TTC)

expected

annual loss,

the

purpose

of ECL

is

to estimate

the

amount of

losses
inherent in

a portfolio

based on

current conditions

and future

outlook (a

point-in-time (PIT)

measure), whereby

such a
forecast

has to

include all

information available

without

undue cost

and effort,

and address

multiple scenarios

where
there is perceived

non-linearity between changes

in economic conditions and

their effect on credit

losses. From a

credit
risk modeling perspective, ECL parameters are

generally derivations of the factors assessed for regulatory

Basel III EL.
Comparison of Basel III EL and IFRS 9 ECL credit risk models
The IFRS 9 ECL concept has a number

of key differences from

our Basel III credit risk

models, both in the loss estimation
process

and

the

result

thereof.

Most

notably,

regulatory

Basel III

EL

parameters

are

TTC

/ downturn

estimates,

which
might

include

a

margin

of

conservatism,

while

IFRS 9

ECL

parameters

are

typically

PIT,

reflecting

current

economic
conditions and future

outlook. The

table below summarizes

the main differences.

Stage 1 and 2

ECL expenses in

2023
were USD 23m

and respective

allowances and

provisions as

of 31 December

2023 were

USD 580m. This

included ECL
allowances and

provisions of

USD 522m related

to positions under

the Basel III

advanced internal ratings-based

(A-IRB)
approach. Basel III EL for non-defaulted positions

increased by USD 96m to USD 1,052m.
›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report for
more information about our accounting policy for allowances

and provisions for ECL including key definitions

relevant for the ECL
calculation under IFRS 9
The table below shows the main differences between the

two expected loss measures.
Basel III EL (advanced internal

ratings-based approach)
IFRS 9 ECL
Scope The Basel III A-IRB approach applies to most credit risk exposures. It includes transactions measured at amortized
cost, at fair value through profit or loss and at fair value through OCI, including loan commitments and

financial
guarantees.
The IFRS 9 ECL calculation mainly applies to financial

assets
measured at amortized cost and debt instruments

measured at fair
value through OCI, as well as loan commitments

and financial
guarantees not at fair value through profit or loss.
12-month versus
lifetime expected
loss
The Basel III A-IRB approach takes into account expected
losses resulting from expected default events occurring
within the next 12 months.
In the absence of a significant increase in credit risk

(an SICR), a
maximum 12-month ECL is recognized to reflect lifetime

cash
shortfalls that will result if a default event occurs

in the 12 months
after the reporting date (or a shorter period if the

expected lifetime
is less). Once an SICR event has occurred, a lifetime

ECL is
recognized considering expected default events

over the life of the
transaction.
Exposure at default
(EAD)
EAD is the amount we expect a counterparty

to owe us at
the time of a possible default. For banking products,

EAD
equals the book value as of the reporting date;

for traded
products, the vast majority of EAD is modeled. For

lending,
EAD is expected to remain constant over a 12-month

period.
For loan commitments, a credit conversion factor

is applied
to model expected future drawdowns over the

12-month
period, irrespective of the actual maturity of a particular
transaction. The credit conversion factor includes

downturn
adjustments.
EAD is generally calculated on the basis of the

cash flows that are
expected to be outstanding at the individual

points in time during
the life of the transaction. For loan commitments,

a credit
conversion factor is applied to model expected

future drawdowns
over the life of the transaction without including

downturn
assumptions. In both cases, the time period

is capped at 12
months, unless an SICR has occurred.
Probability of
default
(PD)
PD estimates are determined on a through-the-cycle

(TTC)
basis. They represent historical average PDs, taking into
account observed losses over a prolonged historical

period,
and therefore are less sensitive to movements in the
underlying economy.
PD estimates will be determined on a point-in-time

(PIT) basis,
based on current conditions and incorporating forecasts

for future
economic conditions at the reporting date.
Loss given default
(LGD)
LGD includes prudential adjustments, such

as downturn LGD
assumptions and floors. Similar to PD, LGD

is determined on
a TTC basis.
LGD should reflect the losses that are reasonably expected

and
prudential adjustments should therefore not be applied.

Similar to
PD, LGD is determined on the basis of a PIT

approach.
Use of scenarios n / a
Multiple forward-looking scenarios have to be taken

into account
to determine a probability-weighted ECL.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

74
Further key aspects of credit risk models
Stress loss
We complement our statistical modeling approach with

scenario-based stress loss measures. Stress tests are run regularly to monitor potential effects

of extreme, but nevertheless

plausible, events on our portfolios,

under which key credit

risk
parameters are assumed to deteriorate substantially.

Where we consider it appropriate,

we apply limits on this basis.
Stress scenarios and methodologies are tailored to portfolios’

natures, ranging from regionally focused to global systemic
events, and varying in time horizon.
›
Refer to “Stress testing” in this section for more information about our stress testing framework
Credit risk model confirmation
UBS AG’s

approach

to

model

confirmation

involves

both

quantitative

methods,

such

as

monitoring

compositional
changes

in

portfolios

and

results

of

backtesting,

and

qualitative

assessments,

such

as

feedback

from

users

on

model
output as

a practical

indicator of

a model’s

performance and

reliability.

In addition,

changes in

market, regulatory

and
business practices are assessed.
Material changes

in portfolio

composition may

invalidate the

conceptual soundness

of a

model. We

therefore perform
regular analyses of the evolution of portfolios to identify

such changes in the structure and credit quality of portfolios.

›
Refer to “Model risk management” in this section

for more information

Backtesting
UBS AG monitors

the performance of models by backtesting

and benchmarking them, with model outcomes

compared
with actual

results, based

on our

internal experience

and externally observed

results. To

assess the

predictive power

of
credit exposure models for

traded products, such as OTC

derivatives and ETD

products, we statistically compare predicted
future exposure distributions at different

forecast horizons with realized values.

For PD, we derive a predicted distribution of the number of defaults. The observed number of defaults is compared with the upper tail of the predicted distribution. If the observed number of defaults is higher than a given upper tail quantile,
we conclude

there is

evidence

that the

model may

underpredict

the number

of defaults.

Based on

historical

long-run
average

default rates

and, if

required, additional

margin

of conservatism,

we

also

derive

PD calibration

targets

and a
lower boundary. As a general

rule, follow-up actions, such as

a recalibration of the rating

tool, are defined if

the portfolio
average PD lies below the derived lower boundary.

For LGD, backtesting statistically

tests whether the mean

difference between the observed

and predicted LGD is

zero. If
the test fails, there is evidence that

our predicted LGD is too low. In such

cases, and where these differences are

outside
expectations,

follow-up actions, such as a recalibration of the models, are taken.

CCFs,

used

for

the

calculation

of

EAD

for

undrawn

facilities,

are

dependent

on

several

credit

facility

contractual
dimensions.

We

compare

the

predicted

amount

drawn

with

observed

historical

use

of

such

facilities

by

defaulted
counterparties. If

any statistically

significant deviation

is observed,

follow-up actions,

such as an

update of

the relevant
CCFs, are performed.
Changes to models and model parameters during the period
As

part

of

our

continuous

efforts

to

enhance

models

to

reflect

market

developments

and

newly

available

data,

we
updated several models in 2023.
In Personal

& Corporate

Banking and

Global Wealth

Management models,

we recalibrated

the risk

parameters for

the
income-producing

real estate

mortgages in

Switzerland

and implemented

a model

update for

the Swiss

corporate

PD
model. In addition, we recalibrated the PD and LGD

models for the commodity trade finance business within

Personal &
Corporate

Banking

and

updated

the

LGD

model

for

corporate

clients

and

financial

institutions.

In

Global

Wealth
Management, we also implemented a model update

for the standard Lombard model.
In the Investment

Bank, new PD models,

corporations, insurance companies

and managed funds

went live. In addition,
certain RWA multipliers were recalibrated as a result of improvements to models.

Where required, changes to models and model parameters

were approved by FINMA before being made.
›
Refer to “Risk-weighted assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information about the effect of the changes to models

and model parameters on credit risk RWA

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

75
Future credit risk-related regulatory capital developments
In December

2017, the

Basel Committee

on Banking

Supervision (the

BCBS) announced

the finalization

of the

Basel III
framework.

In November

2023, the

Swiss Federal

Council published

the

national implementation

of the

final

Basel III
standards, which is expected to

enter into force by January

2025. The updated framework makes

a number of revisions
to the

internal ratings-based

(IRB) approaches,

namely: (i)

removing the

option of

using the

A-IRB approach

for certain
asset classes (including large and

medium-sized corporate clients, and

banks and other financial institutions);

(ii) placing
floors on certain

model inputs

under the

IRB approach,

e.g., PD and

LGD; and

(iii) introducing

various requirements

to
reduce RWA

variability (e.g.,

for LGD).

In addition,

revisions to

the credit

valuation adjustment

(CVA)

framework were
published

in

November

2023,

including

the

removal

of

the

advanced

CVA

approach.

UBS

has

a

close

dialogue

with
FINMA to discuss

in detail

the implementation

objectives and

prepare

for a

smooth transition

of the

capital regime

for
credit risk.

›
Refer to “Capital management objectives, planning

and activities” in the “Capital, liquidity and

funding, and balance sheet”
section of this report for more information about the development of RWA
›
Refer to “Risk measurement” in this section for

more information about our approach to model confirmation procedures
›
Refer to the “Regulatory and legal developments”

and “Risk factors” sections of this report for

more information
Credit policies for distressed assets
Non-performing
Audited |
In line with the

regulatory definition,

we report a

claim as non-performing

when: (i) it is

more than 90

days past
due; (ii) it is subject to restructuring proceedings, where

preferential conditions concerning interest

rates, subordination,
tenor,

etc. have been granted in order to avoid default of the counterparty (forbearance);

(iii) the counterparty is subject
to

bankruptcy

/

enforced

liquidation

proceedings

in

any

form,

even

if

there

is

sufficient

collateral

to

cover

the

due
payment; or (iv) there is other evidence that payment

obligations will not be fully met without recourse to collateral.
Default and credit-impaired

UBS AG uses a

single definition of default

for classifying assets

and determining the PD

of its obligors for

risk modeling
purposes.

The

definition

of

default

is

based

on

quantitative

and

qualitative

criteria.

A

counterparty

is

classified

as
defaulted when

material payments

of interest,

principal or

fees are

overdue for

more than

90 days,

or more

than 180
days for certain exposures in

relation to loans to private

and commercial clients in Personal

& Corporate Banking and to
private

clients

of

Global

Wealth

Management

Region

Switzerland.

UBS

AG

does

not

consider

the

general

90-day
presumption

for

default

recognition

appropriate

for

those

portfolios,

given

the

cure

rates,

which

show

that

strict
application of the 90-day criterion would not accurately reflect the inherent credit risk. Counterparties are

also classified
as defaulted when: bankruptcy, insolvency proceedings

or enforced liquidation have commenced; obligations have been restructured on preferential terms (forbearance); or there is other evidence that payment obligations will not be fully met
without recourse

to collateral.

The

latter

may

be the

case even

if, to

date,

all contractual

payments

have

been made
when due. If

one claim against

a counterparty

is defaulted on,

generally all claims

against the counterparty

are treated
as defaulted.
An

instrument

is

classified

as

credit

impaired

if

the

counterparty

is

classified

as

defaulted

and

/

or

the

instrument

is
identified

as

purchased

credit

impaired

(PCI).

An

instrument

is PCI

if

it

has

been

purchased

at

a

deep

discount

to

its
carrying amount following a risk event of the issuer or originated with a defaulted counterparty. Once a financial asset is classified as defaulted / credit impaired

(except PCI), it is reported as

a stage 3 instrument and remains as

such unless all
past due

amounts have

been rectified,

additional

payments

have been

made on

time, the

position is

not classified

as
credit-restructured, and there is

general evidence of credit

recovery. A three-month probation

period is applied before

a
transfer back to stages 1 or 2 can be triggered. However,

most instruments remain in stage 3 for a longer period.
▲
Forbearance (credit restructuring)

Audited |
If payment default is

imminent or default has

already occurred, we may grant

concessions to borrowers in

financial
difficulties that we would otherwise

not consider in the normal course

of business, such as offering

preferential interest
rates,

extending

maturity,

modifying

the

schedule

of

repayments,

debt

/

equity

swap,

subordination,

etc.

When

a
forbearance measure takes

place, each

case is

considered individually and

the exposure is

generally classified as

defaulted.
Forbearance

classification

remains

until the

loan

is repaid

or written

off,

non-preferential

conditions

are

granted

that
supersede the preferential conditions,

or the counterparty

has recovered and the

preferential conditions no longer

exceed
our risk tolerance.
Contractual

adjustments

when

there

is

no

evidence

of

imminent

payment

default,

or

where

changes

to

terms

and
conditions are within our usual risk tolerance, are not considered to be forborne.
▲

Exposure categorization

Performing | **Non-performing**

Stage 1

Credit exposures with no significant increase in the risk of default since initial recognition

Stage 2
(significant increase in credit risk)

Credit exposures with a significant increase in the risk of default since initial recognition

Stage 3[1]
(credit-impaired)

Credit exposures that are classified as in default

0–30 days past due

31–90 days past due

91–180 days past due (certain exposures)

Forbearance / credit restructuring
Credit exposures where concessions exceeding our risk tolerance have been granted under imminent payment default or in default

Purchased credit-impaired (PCI)
Credit exposures classified as PCI at initial recognition for which the credit situation has subsequently improved

Credit exposures where full collection of initial contractual claims has been doubtful since initial recognition

1 Excluding purchased credit-impaired instruments.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

76
Loss history statistics
An

instrument

is

classified

as

credit

impaired

if

the

counterparty

has

defaulted.

This

also

includes

credit-impaired
exposures for which no loss

has occurred or for which

no allowance has been recognized (e.g.,

we expect to fully recover
the exposures via collateral held).

Coverage

ratios

are

calculated

by

taking

ECL

allowances

and

provisions

divided

by

the

gross

carrying

amount

of

the
exposures. Core loan exposure is defined

as the sum of Loans

and advances to customers and Loans

to financial advisors.

The total

combined on-

and off-balance

sheet coverage

ratio was

at 22 basis

points as

of 31 December

2023, 1 basis
point lower than on 31 December 2022. The combined stage 1 and 2 ratio of 10 basis points was unchanged compared with 31 December 2022; the stage 3 ratio was 22%, materially unchanged compared with 31 December 2022.

›
The majority of the credit-impaired exposure relates to loans and advances in our Swiss domestic business. Refer to

“Note 9
Financial assets at amortized cost and other positions

in scope of expected credit loss measurement” and “Note 19

Expected credit
loss measurement” in the “Consolidated financial statements”

section of this report for more information about ECL

measurement
and the calculation of the coverage ratio
›
Refer to “Note 13 Other assets” in the “Consolidated

financial statements” section of this report for

more details

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

77
Loss history statistics
USD m, except where indicated 31.12.23 31.12.22
1
31.12.21
1
31.12.20
1
31.12.19
1
Banking products, core exposure and off-balance sheet, gross
2
562,095 509,024
3
517,866
3
497,313
3
423,771
3
of which: amounts due from banks and loans and advances to customers

(gross)
434,780 402,801 414,099 396,049 340,003
Credit-impaired exposure, gross (stage 3) 2,966 2,455 2,610 3,778 3,113 of which: credit-impaired amounts due from banks and loans

and advances to customers (stage 3)
2,586 2,012 2,150 2,945 2,309
Non-performing amounts due from banks and loans and

advances to customers
2,793 2,333 2,387 3,176 2,466
ECL allowances and provisions for credit losses
4
1,244 1,091 1,165 1,468 1,029
of which: core loan exposure (all stages) 1,172 1,043 1,132 1,426 987 of which: amounts due from banks and loans and advances to customers

(all stages)
942 789 857 1,076 770
of which: amounts due from banks and loans and advances to customers

(stage 3)
377 474 572 703 559
Write-offs (stage 3) 77 95 137 356 142
of which: write-offs for amounts due from banks and loans

and advances to customers
62 74 118 348 122
Credit loss expense / (release)
5
143 29 (148) 694 78
Ratios
Credit-impaired amounts due from banks and loans and advances to customers as a percentage of amounts
due from banks and loans and advances to customers (gross)
0.6 0.5 0.5 0.7 0.7
Non-performing amounts due from banks and loans and

advances to customers as a percentage of amounts
due from banks and loans and advances to customer (gross) 0.6 0.6 0.6 0.8 0.7
ECL allowances for amounts due from banks and loans and

advances to customers as a percentage of amounts
due from banks and loans and advances to customer (gross) 0.2 0.2 0.2 0.3 0.2
Write-offs as a percentage of average amounts due from banks and loans and advances to customers (gross)
outstanding during the period 0.0 0.0 0.0 0.1 0.0
1 Prior-period numbers are based

on pre-acquisition UBS values.

2 Includes amounts due from

banks, core loan exposure (Loans

and advances to customers and

Loans to financial advisors) and off

balance sheet
items defined as guarantees and loan commitments.

3 Comparatives have been restated to

include amounts due from banks.

4 Includes provisions for ECL of guarantees

and loan commitments and allowances
for securities financing transactions.

5 Includes credit loss expense / (release) for other financial assets at amortized cost, guarantees,

loan commitments, and securities financing transactions.

Market risk

Audited |
Main sources of market risk
Market risks arise from both trading and non-trading

business activities.
–
Trading market

risks are

mainly connected

with primary

debt and

equity underwriting

and securities

and derivatives
trading for

market-making and

client facilitation

in our

Investment Bank,

as well

as the

remaining positions

in Non-
core and Legacy and our municipal securities trading business in Global Wealth Management.
–
Non-trading market

risks arise predominantly

in the form

of interest rate

and foreign exchange

risks connected

with
personal banking and lending in our wealth management

businesses, the Swiss business of our Personal & Corporate
Banking business division,

the Investment Bank’s lending business, and treasury

activities.
–
Group Treasury assumes market risks

in the process of

managing interest rate risk, structural foreign

exchange risk and
the Group’s liquidity and funding profile, including high-quality liquid assets (HQLA).
–
Equity and

debt

investments

can

also give

rise to

market

risks, as

can

some aspects

of employee

benefits,

such

as
defined benefit pension schemes.
▲
Audited |
Overview of measurement, monitoring and management techniques
–
Market

risk limits

are

set for

the Group,

the

business

divisions and

Group

Treasury

at granular

levels in

the various
business lines, reflecting the nature and magnitude of the

market risks.
–
Management value-at-risk (VaR) measures exposures under

the market risk framework, including trading market risks
and some

non-trading market risks.

Non-trading market risks

not included

in VaR

are also

covered in

the risks

controlled
by Market and Treasury Risk Control functions.
–
Our primary portfolio measures of market risk are liquidity-adjusted stress loss and VaR. Both are subject to limits that
are approved by the Board of Directors (the BoD).
–
These measures are

complemented by

concentration and

granular limits for

general and specific

market risk factors.
Our trading businesses are subject

to multiple market risk limits, which

take into account the extent of

market liquidity
and volatility,

available

operational capacity,

valuation uncertainty,

and, for

our single-name

exposures, issuer

credit
quality.
–
Trading

market

risks

are

managed

at

portfolio

level.

As

risk

factor

sensitivities

change

due

to

new

transactions,
transaction expiries or changes

in market levels, risk

factors are dynamically

rehedged to remain

within limits. We

do
not generally seek to distinguish in the trading portfolio between specific positions and associated hedges.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

78
–
Issuer risk is controlled by limits applied at the business division level based on jump-to-zero measures, which estimate maximum default exposure (the default event loss assuming

zero recovery).
–
Non-trading

foreign

exchange

risks

are

managed

under

market

risk

limits,

with

the

exception

of

Group

Treasury
management of consolidated capital activity.

Our CRO Treasury function applies a holistic risk framework, setting the appetite for treasury-related risk-taking activities across UBS AG.

Key elements of

the framework include

an overarching economic

value sensitivity limit,

set by the BoD,
and the sensitivity

of net interest

income to changes

in interest

rates targets,

set by the

CEO. Limits are

also set by

the
BoD to balance the effect of foreign exchange movements

on our common equity tier 1 (CET1) capital and CET1 capital
ratio. Non-trading interest rate and foreign exchange risks are included in firm-wide statistical and stress

-testing metrics,
which flow into our risk appetite framework.
Equity and debt investments are

subject to a range

of risk controls, including preapproval of

new investments by business
management and Risk Control

and regular monitoring

and reporting. They are

also included in firm-wide

statistical and
stress-testing metrics.
▲
›
Refer to “Currency management” in the “Capital, liquidity

and funding, and balance sheet” section of

this report for more
information about Group Treasury’s management of foreign exchange risks
›
Refer to the “Capital, liquidity and funding,

and balance sheet” section of this report for more information about the sensitivity
of our CET1 capital and CET1 capital ratio to currency

movements
Market risk stress loss
The

measurement

and

management

of

market

risks

include

an

extensive

set

of

stress

tests

and

scenario

analyses,
continuously evaluated to

ensure that losses

resulting from an

extreme yet plausible

event do

not exceed

our risk

appetite.
Liquidity-adjusted stress
Liquidity-adjusted stress is

UBS AG’s primary stress

loss measure

for firm-wide market

risk. The framework

captures the
economic

losses

that

could

arise

under

specified

stress

scenarios.

Shocks

are

applied

to

positions

based

on

expected
market movements in the liquidity-adjusted holding periods

resulting from the specified scenario.
The holding periods used for

liquidity-adjusted stress are calibrated to reflect

the time needed to reduce

or hedge the risk
of positions in each major risk factor in a stressed environment.

UBS AG applies minimum holding periods, regardless

of
observed liquidity levels, as identification of and reaction to a crisis may not always be immediate.
The expected market movements are derived using historical market behavior (based on analysis of historical events) and
forward-looking analysis including consideration of defined

scenarios that have not occurred in the past.
Stress-based limits apply at several

levels of the organizational hierarchy. Liquidity

-adjusted stress is also the core

market
risk component of our combined stress test framework and

therefore integral to our overall risk appetite framework.
›
Refer to “Risk appetite framework” in this

section for more information
›
Refer to “Stress testing” in this section for more information about our stress testing framework
Value-at-risk
VaR definition
Audited |
VaR

is a

statistical

measure

of market

risk, quantifying

the potential

market risk

losses over

a

set time

horizon
(holding period) at an established level of confidence. VaR assumes no change in UBS AG’s trading positions over the set
time horizon.
UBS AG

calculates

VaR daily.

The profit

or loss

distribution

from which

VaR is

estimated

is derived

from our

internally
developed VaR model, which simulates returns over the holding period for risk factors our trading positions are sensitive
to, and

subsequently quantifies

the profit

/ loss

effect of

these risk

factor returns

on our

trading positions.

Systematic
commodity,

credit,

equity,

foreign

exchange

rate

and

interest

rate

risk

factor

returns

are

based

on

a

pure

historical
simulation approach. UBS AG uses an unweighted five-year look-back window.

Modeling idiosyncratic and

specific risks
for equity

and credit

risk factors

using historical

simulation is

challenging,

due to

the limited

availability of

continuous
good-quality historical data.

UBS AG relies

upon factor models

to distinguish systematic

and idiosyncratic

returns.

UBS AG
simulates idiosyncratic returns through

a Monte Carlo

simulation, aggregating the sum of systematic and residual returns in such a way that systematic and residual risk are consistently captured. When modeling risk factor returns, we consider the stationarity properties of the historical time series of risk factor changes. Depending on the stationarity properties

of
the

risk

factors

within

a

given

factor

class,

the

factor

returns

are

modeled

using

absolute

returns,

proportional

or
logarithmic returns. Risk factor return distributions are updated fortnightly.
Risk factor

returns are

converted into

profit or

loss values

via sensitivities

and full

revaluation grids

sourced from front-
office systems, enabling us to capture material non-linear

effects.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

79
UBS AG uses a single

VaR model for internal management purposes

and for determining market risk

risk-weighted assets
(RWA),

although

the

two

cases

consider

different

confidence

levels

and

time

horizons.

For

internal

management
purposes, risk limits are

established and exposures measured

using VaR at a
95
% confidence level with

a 1-day holding
period, aligned to the way we consider the risks associated with our trading activities. The regulatory measure of market risk

used

to

underpin

the

market

risk

capital

requirement

under

Basel III

involves

a

measure

equivalent

to

a
99
%
confidence

level

using

a

10-day

holding

period.

To

calculate

a

10-day

holding

period

VaR,

we

use

10-day

risk

factor
returns.
Additionally, the portfolio populations

for management and regulatory

VaR are slightly different.

The one for regulatory
VaR

meets

regulatory

requirements

for

inclusion

in

regulatory

VaR.

Management

VaR

includes

a

broader

range

of
positions. For

example, regulatory

VaR excludes

credit spread

risks from

the securitization

portfolio, which

are treated
instead under the securitization approach for regulatory

purposes.
We also

use stressed

VaR (SVaR)

for the

calculation of

market risk

RWA. SVaR

uses broadly

the same

methodology as
regulatory

VaR and

is calculated

using the

same

population,

holding

period (10-day)

and confidence

level (
99
%). For
SVaR,

UBS AG

identifies

the

most significant

one-year

period of

financial

stress

from

a

historical

dataset

covering the
period from 1 January 2007 to the present. SVaR is computed

weekly at a minimum.
▲
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the regulatory capital calculation under the advanced

internal ratings-based approach
Management VaR for the period
UBS AG continued to maintain management VaR at low levels, with average VaR increasing to USD 15m from USD 11m
in 2023, mainly driven by the Investment Bank’s Global

Markets business.
Audited |

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of UBS AG business divisions and Group
Items by general market risk type
1
For the year ended 31.12.23
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
3
9
3
1
1
Max.
19
21
19
10
10
Average
9
12
6
2
3
31.12.23
11
18
7
2
3
Total management VaR
7
25
15
19
Average (per business division and risk type)
Global Wealth Management
1
2
1
2
0
1
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
5
23
14
18
9
12
5
2
3
Non-core and Legacy
1
2
1
1
0
1
1
0
0
Group Items
3
6
4
4
1
3
3
1
0
Diversification effect
2,3
(6)
(6)
(1)
(4)
(4)
(1)
0
For the year ended 31.12.22
4
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
2
8
4
2
2
Max.
17
18
9
11
7
Average
6
10
5
3
3
31.12.22
6
10
4
3
3
Total management VaR
6
18
11
9
Average (per business division and risk type)
Global Wealth Management
1
2
1
1
0
1
1
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
6
17
10
8
6
9
5
3
3
Group Functions (including Non-core and Legacy Portfolio)
3
5
4
5
1
4
3
1
0
Diversification effect
2,3
(5)
(5)
(1)
(3)
(4)
(1)
0
1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures.

The minima and maxima for each level may occur on different

days, and, likewise, the value

-at-risk (VaR) for each
business line or risk type, being driven

by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line

or risk type, may well be driven by

different days in the historical
time series, rendering invalid the simple summation of figures to arrive at the aggregate total.

2 The difference between the sum of the standalone VaR for the business divisions and Group Items and the total VaR.

3 As the minima and

maxima for different

business divisions and Group

Items occur on different

days, it is

not meaningful to calculate a

portfolio diversification effect.

4 Prior-period numbers

are based on pre-
acquisition UBS values as the risk profile compared with UBS AG does not materially differ.
▲

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

80
VaR limitations
Audited |
Actual realized market risk losses may differ

from those implied by VaR

for a variety of reasons.
–
VaR is calibrated to a specified level of confidence and

may not indicate potential losses beyond this confidence

level.
–
The

1-day

time horizon

used

for

VaR for

internal

management

purposes

(10-day

for

regulatory

VaR) may

not

fully
capture market risk of positions that cannot be closed out

or hedged within the specified period.
–
In

some

cases,

VaR

calculations

approximate

the

effect

of

changes

in

risk

factors

on

the

values

of

positions

and
portfolios.

–
Effects

of

extreme

market

movements

are

subject

to

estimation

errors,

which

may

result

from

non-linear

risk
sensitivities,

and

the

potential

for

actual

volatility

and

correlation

levels

to

differ

from

assumptions

implicit

in

VaR
calculations.
–
The choice of a

longer historical window means

sudden increases in market

volatility will tend not

to increase VaR as
quickly as

the use

of shorter

historical observation

periods, but

such increases

will affect

VaR for

a longer

period of
time. Similarly, after periods

of increased volatility, as markets

stabilize, VaR predictions will remain

more conservative
for a period of time influenced by the length of the historical observation period.

SVaR is

subject to the limitations

noted for VaR

above, but the

use of one-year

datasets avoids the

smoothing effect of
longer datasets

used for VaR.

In addition,

the ability to

select a one-year

period outside of

recent market

history allows
for a

wider variety

of potential

loss events.

Therefore,

although the

significant period

of stress

during the

2007–2009
financial crisis is

no longer contained in

the look-back window used

for management and regulatory VaR, SVaR continues
to use that data. This approach

aims to reduce the procyclicality of the

regulatory capital requirements

for market risks.
UBS AG recognizes that

no single measure can

encompass all risks associated

with a position or

portfolio. We use

a set
of metrics with

both overlapping

and complementary

characteristics to

create a holistic

framework that

aims to ensure
material completeness of risk

identification and measurement. As

a statistical aggregate

risk measure, VaR supplements
our comprehensive stress testing framework.
We also have a framework to identify and quantify potential

risks not fully captured by our VaR model and refer

to such
risks as risks not in VaR. The framework underpins these potential risks with additional regulatory capital.
▲
Backtesting of VaR
VaR backtesting

is a performance

measurement process

in which a

1-day VaR

prediction is

compared with

the realized
1-day profit or loss

(P&L). We compute

backtesting VaR

using a 99% confidence

level and 1-day holding

period for the
regulatory

VaR

population.

Since

99%

VaR

is

defined

as

a

risk

measure

that

operates

on

the

lower

tail

of

the

P&L
distribution,

99% backtesting

VaR

is a

negative number.

Backtesting revenues

exclude non-trading

revenues,

such as
valuation reserves, fees and commissions,

and revenues from intraday trading, so

as to provide a like-for-like comparison.
A backtesting exception occurs when backtesting revenues

are lower than the previous day’s backtesting

VaR.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

81
Statistically, given the 99% confidence level,

two or three backtesting exceptions a

year can be expected. More than

four
exceptions could

indicate that

the VaR

model is not

performing appropriately,

as could too

few exceptions

over a

long
period. However,

as noted

for VaR

limitations above,

a sudden

increase (or

decrease) in

market volatility

relative to

the
volatility observed

in the

look-back window could

lead to

a higher

(or lower)

number of

exceptions. Therefore, backtesting
exceptions are investigated, as are exceptional positive backtesting revenues, with the results reported to senior business management and regulators.
The number

of negative

backtesting exceptions

within a

250-business-day window

decreased to

zero from

one by

the
end

of

2023.

The

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

VaR

multiplier

derived

from

backtesting
exceptions for market risk RWA was unchanged compared

with the prior year, at 3.0.
VaR model confirmation
In addition

to the

for-regulatory-purposes

backtesting described

above, we

conduct extended

backtesting for

internal
model confirmation purposes. This includes observing model performance across the entire P&L distribution (not just the tails) and at multiple levels within the business division hierarchies.
›
Refer to “Risk measurement” in this section for

more information about our approach to model confirmation

procedures
VaR model developments in 2023
Audited |
No material changes were made to the UBS AG VaR

model in 2023.
▲
Future market risk-related regulatory capital developments

In January 2019, the Basel Committee on Banking Supervision (the BCBS) published the final standards on the minimum capital requirements

for market risk

(the Fundamental Review of

the Trading

Book). In December 2022,

the Swiss State
Secretariat for

International Finance changed

the expected

date on

which the

final Basel

III guidelines

are to

enter into
force,

from

1

July

2024

to

1

January

2025.

As

a

result,

the

Swiss

implementation

timeline

would

be

aligned

to

the
currently

expected

implementation

timeline

in

the

EU.

In

November

2023,

the

Swiss

Federal

Council

adopted
amendments to the Capital Adequacy Ordinance (the CAO) for banks to incorporate the final Basel III standards adopted
by the BCBS in

Swiss law. The Federal Department of Finance (FDF)

will inform the Federal Council

again about the status
of international implementation by the end of July 2024.
Key elements of the revised market

risk framework include: (i) changes to the

internal model-based approach, including
changes to the model

approval and performance

measurement process; (ii) changes

to the standardized

approach with
the aim of

it being a

credible fallback method for

an internal model-based approach;

and (iii) a revised

boundary between
the

trading

book

and

the

banking

book.

UBS

maintains

a

close

dialogue

with

FINMA

to

discuss

the

implementation
objectives in more detail and to provide a smooth transition of the capital regime for market risk.
In September 2021, FINMA mandated UBS to hold an RWA add-on for the omission of time decay in regulatory VaR and
SVaR. The add-on reflects the outcome of

discussions with FINMA regarding our regulatory

VaR model, which started in
late 2019. The integration of time decay into the regulatory

VaR model went live in January 2024.
›
Refer to “Risk-weighted assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information about the development of RWA including the regulatory add-on
›
Refer to “Risk measurement” in this section for

more information about our approach to model confirmation

procedures
›
Refer to the “Regulatory and legal developments”

and “Risk factors” sections of this report for

more information
Interest rate risk in the banking book
Sources of interest rate risk in the banking book

Audited |
IRRBB arises

from

balance sheet

positions such

as amounts

due from

banks, Loans

and advances

to customers,
Financial assets at fair

value not held for

trading, Financial assets

measured at amortized

cost, Customer deposits,

Debt
issued measured at

amortized cost, and

derivatives, including those

subject to hedge

accounting. Fair value

changes to
these positions may affect

other comprehensive income

(OCI) or the income

statement, depending on

their accounting
treatment.
UBS AG’s

largest

banking

book

interest

rate

exposures

arise

from

customer

deposits

and

lending

products

in

Global
Wealth Management and Personal & Corporate Banking, as well

as from debt issuance, liquidity buffers and interest rate
hedges in

Group Treasury.

The inherent

interest rate

risks stemming

from Global

Wealth Management

and Personal

&
Corporate Banking

are generally

transferred

to Group

Treasury, to

manage them

centrally

together

with our

modeled
interest rate

duration assigned

to equity,

goodwill

and real

estate.

This makes

the

netting of

interest

rate

risks

across
different sources

possible, while

leaving the

originating businesses

with commercial

margin and

volume management.
The residual

interest rate

risk is

mainly hedged

with interest

rate swaps,

to the

vast majority

of which

we apply

hedge
accounting. Short-term

exposures and

HQLA classified

as Financial

assets at

fair value

not held

for trading

are hedged
with

derivatives

accounted

for

on

a

mark-to-market

basis.

Long-term

fixed-rate

debt

issued

and

HQLA

hedged

with
external interest rate swaps are designated in fair value hedge accounting relationships.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

82
Risk management and governance
IRRBB is measured using several metrics, the most

relevant of which are the following.
–
EVE sensitivity

to yield

curve moves

is calculated

as changes

in the

present value

of future

cash flows

irrespective of
accounting treatment.

These yield curve

moves are also

the key

risk factors for

statistical and stress-based

measures,
e.g., VaR and stress scenarios, as well as the regulatory interest rate scenarios. These are measured and reported daily.
The regulatory IRRBB

EVE exposure is

the most adverse

regulatory interest rate scenario

that is netted

across currencies.
It excludes the sensitivity from additional tier 1 (AT1) capital instruments (as per specific FINMA requirements) and the
modeled

interest

rate

duration

assigned

to

equity,

goodwill

and

real

estate.

UBS AG

also

applies

granular

internal
interest rate shock scenarios to its banking book positions

to monitor its specific risk profile.

–
Net

interest

income

(NII) sensitivities

to yield

curve

moves

are

calculated

as changes

of baseline

NII over

a

set time
horizon, which we

internally compute

by assuming interest

rates in all

currencies develop

according to their

market-
implied forward rates and assuming constant business

volumes and product mix and no specific management actions.
The sensitivities are measured and reported monthly.
UBS AG actively manages

IRRBB, with the

aim of reducing

the volatility of

NII subject to

limits and triggers

for EVE

and
NII exposure at consolidated and significant legal entity levels.
The

Group

Asset

and

Liability

Committee

(the

ALCO)

and,

where

relevant,

ALCOs

at

a

legal

entity

level

perform
independent

oversight

over

the

management

of

IRRBB,

which

is

also

subject

to

Group

Internal

Audit

and

model
governance.
›
Refer to “Risk measurement” in this section for

more information
Key modeling assumptions
The cash

flows from

customer deposits

and lending

products used

in calculation

of EVE

sensitivity exclude

commercial
margins and

other spread

components, are

aggregated

by daily

time buckets

and are

discounted using

risk-free

rates.
Our external issuances are discounted using UBS’s senior debt curve, and capital instruments are modeled to the first call
date. NII

sensitivity,

which includes

commercial margins,

is calculated

over a

one-year time

horizon, assuming

constant
balance sheet structure and volumes, and considers

embedded interest rate options.
The average repricing

maturity of non-maturing

deposits and

loans is

determined via

target replication

portfolios designed
to protect

product margins. Optimal

replicating portfolios are

determined at granular

currency- and product-specific

levels
by simulating and applying a real-world market rate

model to historically calibrated client rate and volume models.
UBS AG uses an

econometric prepayment model

to forecast prepayment

rates on US

mortgage loans in

UBS Bank USA
and

agency

mortgage-backed

securities

(MBSs)

held

in

various

liquidity

portfolios

of

UBS

Americas

Holding

LLC
consolidated.

These

prepayment

rates

are

used

to

forecast

both

mortgage

loan

and

MBS

balances

under

various
macroeconomic

scenarios.

The

prepayment

model

is

used

for

a

variety

of

purposes,

including

risk

management

and
regulatory

stress

testing.

Swiss

mortgages

and

fixed-term

deposits

generally

do

not

carry

similar

optionality,

due

to
prepayment and early redemption penalties.
▲
Effect of interest rate changes on shareholders’ equity and

CET1 capital
The “Accounting and

capital effect

of changes in

interest rates” table

below shows the

effects on shareholders’

equity
and CET1

capital of gains

and losses from

changes in interest

rates in

the main

banking book positions.

We use derivatives
to hedge

interest

rate risks

in the

banking book

and these

reflect changes

in interest

rates as

an immediate

fair value
gain or loss, recognized either in the income statement or through OCI.

Where hedged items are accrual accounted, we
aim to minimize accounting asymmetries by applying hedge

accounting to reflect the economic hedge relation

ship.
In a rising

rate scenario, we

would have an

initial decrease in

shareholders’ equity as

a result of

fair value losses

on our
derivatives recognized

in OCI

while we

would expect

higher NII

over time

as rates

increase. The

effect on

CET1 capital
would be much lower as gains

and losses on interest rate

swaps designated as cash flow hedges

are not recognized for
regulatory capital purposes.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

83
Accounting and capital effect of changes in interest rates
1
Recognition Shareholders’ equity CET1 capital
Timing Income statement / OCI Gains Losses Gains Losses
Loans and deposits at amortized cost
2,3
Gradual Income statement
● ● ● ●
Other financial assets and liabilities measured at amortized cost
2
Gradual Income statement
● ● ● ●
Debt issued measured at amortized cost
2,3
Gradual Income statement
● ● ● ●
Receivables and payables from securities financing transactions
2
Gradual Income statement
● ● ● ●
Financial assets at fair value not held for trading Immediate Income statement
● ● ● ●
Financial assets at fair value through other comprehensive income Immediate OCI
● ● ●
Derivatives designated as cash flow hedges Immediate OCI
4
● ●
Derivatives designated as fair value hedges
5
Immediate Income statement
● ● ● ●
Derivatives transacted as economic hedges Immediate Income statement
● ● ● ●
1 Refer to the “Reconciliation

of equity under IFRS

Accounting Standards to Swiss SRB

common equity tier 1

capital” table in the “Capital,

liquidity and funding, and

balance sheet” section of

this report for more
information about the differences between shareholders’ equity and CET1 capital.

2 For fixed-rate financial instruments,

changes in interest rates affect the income

statement when these instruments roll over and
reprice.

3 For hedge-accounted

items, a fair

value adjustment

is applied in

line with the

treatment of the

hedging derivatives.

4 Excluding hedge

ineffectiveness that is

recognized in the

income statement in
accordance with IFRS Accounting Standards.

5 The fair value of

the derivatives is offset by

the fair value adjustment of

the hedged items. Under

the fair value hedge program

applied to cross-currency swaps and
foreign currency debt, the foreign currency basis spread is excluded from the hedge designation and accounted for through OCI,

which is included in CET1.
Economic value of equity sensitivity
Audited |
The EVE sensitivity

in the banking

book to a

+1-basis-point parallel shift

in yield curves

was negative USD
28.1
m
as of 31 December 2023,

compared with negative

USD
25.0
m as of 31 December

2022. This excludes the

sensitivity of
USD
4.8
m from AT1

capital instruments (as per specific FINMA requirements)

in contrast to general BCBS guidance.
The majority of

our interest

rate risk in

the banking

book is a

reflection of

the net asset

duration that

we run to

offset
our modeled

sensitivity of

net USD
22.4
m (31 December

2022: USD
19.6
m) assigned

to our

equity,

goodwill and

real
estate, with the aim of generating a

stable NII contribution. Of this, USD
15.8
m and USD
5.6
m are attributable to the US
dollar and the Swiss franc portfolios, respectively

(31 December 2022: USD
14.0
m and USD
4.8
m, respectively).
In addition

to the

sensitivity mentioned

above, we

calculate the

six interest

rate shock

scenarios prescribed

by FINMA.
The “Parallel

up” scenario,

assuming all

positions were

fair valued,

was the

most severe

and would

have resulted

in a
change in EVE of negative USD
5.3
bn, or
9.3
%, of our tier 1 capital (31 December 2022: negative USD
4.6
bn, or
8.4
%),
which is well below the
15
% threshold as per the BCBS

supervisory outlier test for high levels

of interest rate risk in the
banking book.

The immediate effect on UBS AG’s tier 1 capital in the “Parallel up” scenario as of 31 December 2023 would have been
a decrease of

USD
0.5
bn, or
0.9
% (31 December

2022: USD
0.4
bn, or
0.7
%), reflecting the

fact that the

vast majority
of our banking book

is accrual accounted or

subject to hedge accounting.

The “Parallel up” scenario

would subsequently
have a positive effect on NII, assuming a constant balance

sheet.
UBS AG also applies granular internal interest rate shock

scenarios to its banking book positions to monitor the banking book’s specific risk profile.

Net interest income sensitivity
The main NII

sensitivity in the

banking book resides

in Global Wealth

Management and Personal

& Corporate

Banking.
We

assign a

target

duration

to our

investment

of equity

portfolio,

and

Group

Treasury

actively

manages

the

residual
IRRBB. This

sensitivity is

assessed using

a number

of scenarios

assuming parallel

and non-parallel

shifts in

yield curves,
with various

degrees

of

severity,

and we

have

set

and

monitor

thresholds

for

the

NII sensitivity

to

immediate

parallel
shocks of –200 and +200 basis points under the assumption

of constant balance sheet volume and structure.
▲
›
Refer to the “UBS AG consolidated performance”

section for more information about sensitivity

to interest rate movements

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

84
Audited |

Interest rate risk – banking book
31.12.23
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp
(4.3)
(0.7)
0.0
(23.1)
0.1
(28.1)
4.8
(23.3)
Parallel up
2
(608.9)
(142.9)
2.2
(4,522.3)
(15.0)
(5,287.0)
888.3
(4,398.7)
Parallel down
2
686.1
150.0
(11.8)
4,593.2
17.1
5,434.5
(1,028.0)
4,406.6
Steepener
3
(335.2)
(16.0)
(13.1)
(973.6)
(23.0)
(1,361.0)
95.9
(1,265.1)
Flattener
4
214.1
(6.8)
12.3
(94.1)
17.5
142.9
104.7
247.6
Short-term up
5
(38.5)
(48.4)
13.4
(1,909.8)
7.1
(1,976.3)
477.4
(1,498.9)
Short-term down
6
42.9
49.8
(14.3)
2,036.8
(10.0)
2,105.3
(498.9)
1,606.4
31.12.22
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp
(4.1)
(0.6)
0.1
(20.4)
(0.1)
(25.0)
3.4
(21.5)
Parallel up
2
(576.5)
(111.6)
33.4
(3,936.5)
(26.3)
(4,617.2)
652.5
(3,964.7)
Parallel down
2
644.2
142.2
(45.7)
4,066.1
21.9
4,828.5
(702.8)
4,125.7
Steepener
3
(256.7)
(93.2)
(28.2)
(1,026.7)
(3.3)
(1,408.2)
(47.3)
(1,455.5)
Flattener
4
144.7
75.4
32.7
95.4
(2.6)
345.8
191.1
536.9
Short-term up
5
(84.1)
37.1
42.4
(1,514.7)
(13.9)
(1,532.9)
440.8
(1,092.2)
Short-term down
6
88.1
(36.1)
(42.6)
1,654.0
13.4
1,676.6
(457.8)
1,218.8
1 Economic value

of equity.

2 Rates across

all tenors move

by ±150 bps

for Swiss franc,

±200 bps for

euro and US

dollar, and

±250 bps for

pound sterling.

3 Short-term rates

decrease and long-term

rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
▲
Other market risk exposures
Own credit
We

are

exposed to

changes in

UBS AG’s

own credit

reflected

in the

valuation of

financial liabilities

designated

at fair
value when

our own

credit risk

would be

considered

by market

participants, except

for fully

collateralized liabilities

or
other obligations for which it is established market practice to not include an own-credit component.

›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of this report for more information about own credit
Structural foreign exchange risk
Upon consolidation,

assets and

liabilities held

in foreign

operations are

translated into

US dollars

at the

closing foreign
exchange rate on the

balance sheet date. Value changes (in US

dollars) of non-US dollar assets or

liabilities due to foreign
exchange

movements are recognized in OCI and

therefore affect

shareholders’ equity and CET1 capital.
Group

Treasury

uses

strategies

to

manage

this

foreign

currency

exposure,

including

matched

funding

of

assets

and
liabilities and net investment hedging.
›
Refer to the “Capital, liquidity and funding,

and balance sheet” section of this report for more information about our exposure to
and management of structural foreign exchange risk
›
Refer to “Note 10 Derivative instruments”

in the “Consolidated financial statements” section

of this report for more information
about our hedges of net investments in foreign operations
Equity investments and investment fund units
Audited |
UBS

AG

makes

direct

investments

in

a

variety

of

entities

and

buys

equity

holdings

in

both

listed

and

unlisted
companies,

with

the

aim

of

supporting

our

business

activities

and

delivering

strategic

value

to

UBS.

This

includes
investments in

exchange and

clearing house

memberships,

as well

as minority

investments in

early-stage fintechs

and
technology companies via

UBS Next. We

may also make investments

in funds that we

manage in order

to fund or seed
them at

inception or

to demonstrate

that our

interests

align with

those of

investors. We

also buy,

and are

sometimes
required by agreement to buy,

securities and units from funds that we have

sold to clients.
The

fair

value

of

equity

investments

tends

to

be

influenced

by

factors

specific

to

the

individual

investments.

Equity
investments are generally intended

to be held for the

medium or long term

and may be subject

to lock-up agreements.
For these reasons,

we generally do

not control these

exposures by using

market risk measures

applied to trading

activities.
However, such equity investments are subject to a different

range of controls, including preapproval of new investments
by business management

and Risk Control,

portfolio and concentration

limits, and regular

monitoring and reporting

to
senior management. They are also included

in our firm-wide statistical and stress-testing metrics,

which flow into our risk
appetite framework.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

85
As of

31 December 2023, we

held equity

investments and investment

fund units

totaling USD
2.9
bn, of

which USD
1.9
bn
was classified as Financial assets at fair value not held for trading and USD
1.0
bn as Investments in associates .
▲
›
Refer to “Note 20 Fair value measurement” and “Note 28

Interests in subsidiaries and other entities”

in the “Consolidated
financial statements”

section of this report for more information
›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report for
more information about the classification of financial instruments
Debt investments
Audited |
Debt investments classified

as Financial assets

measured at

fair value through

other comprehensive

income as of
31 December 2023 were measured

at fair value with changes in fair

value recorded through

Equity,

and can broadly be
categorized as money market instruments and debt securities primarily held for statutory,

regulatory or liquidity reasons.
The risk control framework applied to

debt instruments classified as Financial assets measured at fair value through other
comprehensive

income

depends

on

the

nature

of

the

instruments

and

the

purpose

for

which

we

hold

them.

Our
exposures may be included

in market risk limits or

be subject to specific monitoring

and interest rate sensitivity analysis.
They are also included in our

firm-wide statistical and stress-testing metrics, which flow into our risk appetite framework.

Debt instruments

classified

as Financial

assets

measured

at fair

value through

other

comprehensive

income

had a

fair
value of USD
2.2
bn as of 31 December 2023, compared with USD
2.2
bn as of 31 December 2022.
▲
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements”

section of this report for more information
›
Refer to “Economic value of equity sensitivity”

in this section for more information
›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report for
more information about the classification of financial instruments
Pension risk
We provide a number of pension plans for past and current

employees, some classified as defined benefit pension plans
under IFRS Accounting Standards,

which can have a material effect

on our equity under IFRS Accounting Standards

and
CET1 capital.
Pension risk is the risk that defined benefit plans’ funded status might decrease, negatively affecting our capital. This can
result from

falls in

the value

of a

plan’s assets

or in

the investment

returns, increases

in defined

benefit obligations,

or
combinations of the above.
Important risk factors affecting the fair

value of pension plans’ assets include equity

market returns, interest rates, bond
yields,

and

real

estate

prices.

Important

risk

factors

affecting

the

present

value

of

expected

future

benefit

payments
include high-grade bond yields, interest rates, inflation rates,

and life expectancy.
Pension risk is

included in our

firm-wide statistical and

stress-testing metrics, which flow

into our risk

appetite framework.
The potential effects are thus captured in the post-stress

capital ratio calculations.
›
Refer to “Note 1 Summary of material accounting

policies” and “Note 26 Post-employment benefit plans”

in the “Consolidated
financial statements” section of this report for more information about defined benefit plans

Country risk

Country risk framework
Country risk includes all country-specific events occurring

in a sovereign jurisdiction that may lead to

impairment of UBS
AG’s exposures. It may take the form of: (i) sovereign

risk, which is the ability and willingness of a government to honor
its

financial

commitments;

(ii) transfer

risk,

which

arises

if

a

counterparty

or

issuer

cannot

acquire

foreign

currencies
following a

moratorium by

a central

bank on

foreign exchange

transfers; or

(iii) “other” country

risk. “Other”

country
risk may manifest itself

through, on the

one hand, increased

and multiple counterparty

and issuer default risk

(systemic
risk)

and,

on

the

other

hand,

events

that

may

affect

a

country’s

standing,

such

as

adverse

shocks

affecting

political
stability or

institutional and

/ or

legal frameworks.

UBS AG has

a well-established

risk control

framework to

assess the
risk profiles of all countries where

we have exposure.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

86
We assign

a country

rating to

each country,

which reflects

our view

of its

creditworthiness

and of

the probability

of a
country risk

event occurring.

Country ratings

are mapped

to statistically

derived

default probabilities,

described

under
“Probability of default” in this section.

We use this internal analysis

to set the credit ratings of

governments and central
banks, estimate

the probability

of a transfer

event occurring,

and establish

rules on how

aspects of country

risk should
be incorporated in counterparty ratings of non-sovereign

entities domiciled in the respective country.
Country

ratings

are

also

used

to

define

UBS AG’s

risk

appetite

regarding

foreign

countries.

A

country

risk

limit

(i.e.,
maximum aggregate exposure) applies to exposures to counterparties or issuers of securities and financial investments in the

given

foreign

country.

UBS AG

may

limit

the

extension

of

credit,

transactions

in

traded

products

or

positions

in
securities based on a country risk ceiling even if its exposure to a counterparty is otherwise acceptable.
For internal

measurement and

control of

country risk,

UBS AG also

considers

the financial

effect of

market disruptions
arising prior to, during

and after a

country crisis. These may

take the form of

a severe deterioration in a

country’s debt,
equity or other

asset markets,

or a sharp

depreciation of

its currency.

We use stress

testing to assess

potential financial
effects of severe country or sovereign crises.

This involves the developing of plausible stress scenarios for combined stress testing and the

identification of countries

that may

potentially be subject

to a crisis

event, determining

potential losses
and making assumptions about recovery rates depending on

the types of credit transactions involved and their

economic
importance to the affected countries.
Country risk exposure
Country risk exposure measure
The presentation of country risk follows

our internal risk view, where

the basis for measuring exposures depends

on the
product category in which we classify the exposures.

In addition to the classification of exposures into

banking products
and traded products, covered in “Credit risk profile of UBS AG” in this section, in the trading inventory UBS AG classifies
issuer risk

on securities

such as

bonds and

equities, as

well as risk

relating to

underlying reference

assets for

derivative
positions.

The trading inventory is managed on a net basis, and the value of long positions is netted against that of short positions
with the

same underlying

issuer. Net

exposures are,

however, floored

at zero

per issuer

in the

figures presented

in the
following tables.

As a

result, potentially

offsetting benefits

of certain

hedges and

short positions

across issuers

are not
recognized.
We do not recognize any expected recovery values when reporting country exposures as exposure before hedges, except
for

risk-reducing

effects

of

master

netting

agreements

and

collateral

held

in

either

cash

or

portfolios

of

diversified
marketable

securities,

which

we

deduct

from

the

potential

exposure

values.

Within

banking

products

and

traded
products, risk-reducing effects of credit

protection are generally taken

into account on

a notional basis

when determining
the net of hedge exposures.
Country risk exposure allocation
In general, exposures

are shown against

the country of

domicile of the

contractual counterparty or

the issuer of

the
security.

For

some

counterparties

whose

economic

substance

in

terms

of

assets

or

source

of

revenues

is

primarily
located in a different country, the exposure is allocated to the risk domicile of those assets or revenues.
We apply

a specific approach

for banking

products exposures

to branches

of banks

that are

located in a

country other
than

the

legal

entity’s

domicile.

In

such

cases,

exposures

are

recorded

in

full

against

the

country

of

domicile

of

the
counterparty and additionally in full against the country

where the branch is located.
In the case of derivatives,

we show the counterparty

’s risk potential exposure

against the counterparty’s

country of risk
(presented

within

traded

products).

In

addition,

risk

associated

with

an

instantaneous

fall

in

value

of

underlying
reference assets

to zero (assuming

no recovery) is

shown against the

country of risk

of the issuer

of the reference

asset
(presented within trading inventory). This approach allows us to capture both counterparty and, where applicable, issuer elements

of risk

arising

from

derivatives

and

applies

comprehensively

for

all

derivatives,

including

single-name

credit
default swaps (CDSs)

and other credit

derivatives.
CDSs are primarily

bought and

sold in

relation to

our trading

businesses, and,

to a

much lesser

degree, used

to hedge
credit

valuation

adjustments.

Holding

CDSs

for

credit

default

protection

does

not

necessarily

protect

the

buyer

of
protection against losses, as contracts only pay out under certain scenarios. The effectiveness of our CDS protection as a
hedge

of

default

risk

is

influenced

by

several

factors,

including

the

contractual

terms

under

which

a

given

CDS

was
written. Generally, only

the occurrence of

credit events

as defined

by the

CDS contract’s terms

(which may

include, among
other

events,

failure

to

pay,

restructuring

or

bankruptcy)

results

in

payments

under

the

purchased

credit

protection
contracts.

For

CDS

contracts

on

sovereign

obligations,

repudiation

can

also

be

deemed

as

a

default

event.

The
determination

as to

whether

a

credit event

has occurred

is made

by the

relevant

International Swaps

and Derivatives
Association (ISDA) determination committees

(composed of various ISDA member

firms) based on the terms of

the CDS
and the facts and circumstances surrounding the event.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

87
Top 20 country risk exposures
The

table

below

shows

UBS

AG’s

20

largest

country

exposures

by

product

type,

excluding

our

home

country,

as

of
31 December 2023 compared with 31 December

2022.
Compared

with

the

prior

year,

UBS

AG’s

net

exposure

to

the

US

increased

by

USD 26.7bn,

driven

by

central

bank
exposures due to

treasury activities, as

well as loans

to corporates. Net

exposure to the

UK increased by

USD 8.7bn, driven
by central bank exposures due to treasury activities.

Based on the

sovereign rating categories, as

of 31 December 2023, 88%

of UBS AG’s emerging

market country exposure
was rated investment grade, compared with 87% as of 31

December 2022.
Israel
As

of

31 December

2023,

UBS

AG’s

direct

country

risk

exposure

to

Israel

was

USD 289m,

mainly

from

lending

and
collateralized

OTC

derivatives

exposure

within

the

Investment

Bank.

UBS

AG’s

direct

exposure

to

Gulf

Cooperation
Council countries was USD 2.5bn.

The direct exposure to Egypt,

Jordan and Lebanon is

limited,

and UBS AG has

no direct
exposure to Iran, Iraq or Syria.

Russia
UBS

AG’s

direct

country

risk

exposure

to

Russia

contributed

USD 66m

to

our

total

emerging

market

exposure

of
USD 22.0bn as of 31 December 2023,

compared with a contribution of USD 98m

as of 31 December 2022. This

includes
nostro accounts balances, and issuer risk on trading

inventory within the Investment Bank.
UBS AG had no material direct country risk exposures

to Belarus or to Ukraine as of 31 December

2023 and no material
reliance on Russian, Belarusian or Ukrainian collateral.
Top

20 country risk net exposures, by product type
USD m Total
Banking products
(loans, guarantees, loan

commitments)
Traded products
(counterparty risk from derivatives
and securities financing)
after master netting agreements
and net of collateral
Trading inventory
(securities and potential
benefits / remaining
exposure from derivatives)
Net of hedges
1
Net of hedges
1
Net of hedges Net long per issuer
31.12.23 31.12.22
2
31.12.23 31.12.22
2
31.12.23 31.12.22
2
31.12.23 31.12.22
2
United States 165,639 138,924 104,845 81,875 27,463 27,550 33,331 29,499
United Kingdom 40,836 32,104 22,248 10,828 16,922 19,786 1,666 1,490
Germany 20,864 20,115 7,212 8,255 7,533 6,959 6,118 4,901
Japan 18,328 22,221 13,300 13,251 4,457 8,559 571 410
Singapore 10,310 12,137 2,122 3,038 3,362 3,767 4,827 5,332
France 9,125 10,641 1,466 2,056 3,206 3,980 4,453 4,605
Canada 8,722 7,832 550 274 2,741 3,730 5,431 3,827
Australia 8,446 8,895 1,964 1,365 4,443 5,834 2,038 1,696
China 4,993 4,709 1,015 1,347 835 1,379 3,144 1,983
South Korea 4,312 3,896 437 388 647 1,042 3,228 2,466
Luxembourg 3,947 3,423 3,212 2,717 566 280 169 427
Netherlands 3,804 5,964 812 1,074 2,051 3,767 941 1,123
Sweden 3,259 2,283 225 158 1,545 1,322 1,490 803
Hong Kong SAR 2,776 3,666 884 938 885 1,843 1,007 885
Norway 2,114 2,417 58 80 530 1,137 1,526 1,200
Italy 1,459 1,492 751 628 470 703 238 161
Austria 1,323 1,526 137 285 572 450 615 792
Spain 1,316 1,032 669 630 321 201 325 200
Monaco 1,204 1,021 1,191 1,001 13 20 0 0
Finland 1,185 1,185 44 62 341 432 800 691
Total top 20
3
313,962 285,483 163,142 130,250 78,903 92,741 71,918 62,491
1 Before

deduction of

IFRS 9

ECL allowances

and provisions.

2 Comparative

period has

been restated

to reflect

a change

in the

measure used

to disclose

country risk

exposures.

3 Excluding

Switzerland,
supranationals and global funds.
Emerging markets¹ net exposure², by internal UBS country rating category
USD m 31.12.23 31.12.22
3
Investment grade 19,328 21,900
Sub-investment grade 2,697 3,173
Total 22,025 25,073
1 UBS AG classifies countries as emerging

markets based on per capita

GDP, historical

real GDP growth, alignment with international

institutions (such as BIS, World

Bank, IMF,

MSCI) and other factors.

2 Net of
credit hedges (for banking products and for traded products); net long per issuer (for trading inventory). Before deduction of IFRS 9 ECL allowances and provisions.

3 Comparative period has been restated to reflect
a change in the measure used to disclose country risk exposures.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

88
Sustainability and climate risk
Our climate

strategy

and governance

are determined

and overseen

at

the

UBS Group

level. Similarly,

we identify

and
manage climate

risks, including

climate-related

financial risks,

in our

own operations,

balance sheet,

client assets

and
supply chain on the UBS Group level.

Climate-related metrics for UBS AG are presented in the

UBS Group Annual Report 2023.
›
Refer to “Sustainability and climate risk” in the

“Risk management and control” section of the UBS

Group Annual Report 2023,
available under “Annual reporting” at ubs.com/investors , for more information
›
Refer to the “Our sustainability and impact strategy”

section of the UBS Group Sustainability Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information

Non-financial risk
Non-financial

risk

is

the

risk

of

undue

monetary

loss

and

/

or

non-monetary

adverse

consequences

resulting

from
inadequate or failed internal processes, people and / or systems, failure to comply with laws and regulations and internal
policies and

procedures, or

external events

(deliberate, accidental

or natural)

that have

an impact

on UBS, its

clients or
its markets.
Key developments
We have identified nine non-financial risk themes as

being currently key to us. These are:
– governance and legal structure integration;
– financial and regulatory reporting;
–
operational resilience,

stability and cybersecurity;
– data life cycle;
– investor protection and market interaction;
–
strategic growth initiatives and cross-divisional interaction

;
–
the evolving

nature of

anti-money laundering

(AML), know

your client

(KYC), sanctions,

anti-bribery and

corruption
(ABC), and fraud;
– employee conduct, capacity and culture; and
– environmental, social and governance (ESG) risks.
UBS

continues

to

actively

manage

the

non-financial

risks

emerging

from

the

acquisition

of

the

Credit

Suisse

Group,
including

the

current

operation

of

dual

corporate

structures,

and

the

scale,

pace

and

complexity

of

the

required
integration activities. These

activities continue to be

managed by the

program run by our

Group Integration Office.

The
integration of Credit Suisse

requires data to be

migrated into the UBS

environment and we

aim to ensure that

we have
robust controls to preserve data

integrity, quality and availability to mitigate

data migration risks and to meet

regulatory
expectations.
Through this period of change,

we place an increased focus on maintaining and enhancing our control environment and continue

to

cooperate

with

regulators

in

relation

to

the

submission

and

execution

of

implementation

plans

to

meet
regulatory

expectations,

including

remediation

requirements

applicable

to

Credit

Suisse AG.

In

addition,

the

Group

is
closely monitoring non-financial risk indicators to detect

any potential for adverse impacts on the control environment

.
There is an

increased risk

of cyber-related

operational disruption to

business activities

at our locations

and / or

those of
third-party suppliers due

to operating an

enlarged group of

entities. This is

combined with the

increasingly dynamic threat
environment,

which

is

intensified

by

current

geopolitical

factors

and

evidenced

by

the

increased

volumes

and
sophistication of cyberattacks against financial institutions globally.
Cyberattacks on third-party vendors have affected our operations in the past and continue to be a source of residual risk to our

business.

We

remain

on

heightened

alert

to respond

to

and

mitigate

elevated

cyber-

and

information-security
threats. During the first quarter

of 2023, a third-party vendor, ION XTP,

suffered a ransomware attack,

which resulted in
some disruption to our

exchange-traded derivatives clearing activities, although we restored our services within

36 hours,
using an available alternative solution. Following a post-incident review,

we are improving our frameworks for managing
third parties that

support our

important business services

and are taking

actions to enhance

our cyber-risk assessments
and controls over third-party vendors. We continue

to invest in improving our technology infrastructure and

information-
security governance to improve our defense, detection and response capabilities against cyberattacks.
In

addition,

we

are

working

to

enhance

our

operational

resilience

to

address

these

heightened

risks

and

to

meet
regulatory

deadlines

through

2026.

We

are

implementing

a

global

framework

designed

to

drive

enhancements

in
operational

resilience

across

all

business

divisions

and

relevant

jurisdictions,

as

well

as working

with

the

third

parties,
including

vendors,

that

are

of

critical

importance

to

our

operations

to

assess

their

operational

resilience

against

our
standards.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

89
The increasing

interest in

data-driven advisory

processes, and

use of

artificial intelligence

(AI) and

machine learning,

is
opening up new questions related to the fairness of AI algorithms, data life-cycle management, data ethics, data privacy and security,

and records

management.

In addition,

new risks

continue to

emerge, such

as those

that result

from the
demand from our

clients for

distributed ledger

technology, blockchain-based

assets and

cryptocurrencies; however,

we
currently have limited

exposure to such

risks, and relevant

control frameworks for

them are implemented

and reviewed
on a regular basis as they evolve.
Competition to find new business opportunities,

products and services across the financial services sector, both for firms
and for customers, is

increasing, particularly during periods

of market volatility and

economic uncertainty.

Thus, suitability
risk,

product

selection,

cross-divisional

service

offerings,

quality

of

advice

and

price

transparency

remain

areas

of
heightened focus for UBS and for the industry as a whole.
Evolving ESG regulations

and major legislation, such as the Consumer Duty regulation

in the United Kingdom, the Swiss
Financial Services

Act (FIDLEG)

in Switzerland,

Regulation Best

Interest (Reg

BI) in

the US

and the

Markets in

Financial
Instruments Directive II

(MiFID II) in

the EU, all

significantly affect

the industry and

have required adjustments

to control
processes.
Cross-border

risk

(including

unintended

permanent

establishment)

remains

an

area

of

regulatory

attention

for

global
financial institutions, including

a focus on

market access, such

as third-country market

access into

the European Economic
Area, and taxation of US persons.

We maintain a series of controls designed to

address these risks, and we are increasing
the number of controls that are automated.
Financial

crime,

including

money

laundering,

terrorist

financing,

sanctions

violations,

fraud,

bribery

and

corruption,
continues to present a

major risk, as technological

innovation and geopolitical

developments increase the

complexity of
doing business and heightened regulatory

attention continues. An effective financial crime

prevention program therefore
remains essential,

and we continue to

focus on strategic enhancements to

our global AML, KYC

and sanctions programs.
Money

laundering

and

financial

fraud

techniques

are

becoming

increasingly

sophisticated,

and

geopolitical

volatility
makes the sanctions

landscape more complex.

The extensive and continuously

evolving sanctions arising from

the Russia–
Ukraine war require constant attention to prevent

circumvention risks, while the conflicts in

the Middle East may increase
terrorist-financing risks.
In the US,

UBS AG entered

into a Consent

Order with the

Office of the

Comptroller of the

Currency (the

OCC) in

May
2018 relating to

our US branch

AML and KYC

programs. In response,

we have

introduced significant

improvements to
our framework for the purpose of ensuring sustainable remediation of US-relevant Bank Secrecy Act / AML issues across
all our US legal entities.
Achieving fair

outcomes for

our clients,

upholding market

integrity and

cultivating

the highest

standards of

employee
conduct are of

critical importance

to us. We

maintain a conduct

risk framework

across our activities,

which is designed
to align our standards and conduct with these objectives

and to retain momentum on fostering a strong culture.
In

September

2022,

the

US

Securities

and

Exchange

Commission

(the

SEC)

and

the

Commodity

Futures

Trading
Commission

(the

CFTC)

issued

settlement

orders

relating

to

communications

recordkeeping

requirements

in

our

US
broker-dealers

and our

registered

swap

dealers.

In response

to shortcomings

identified

in that

context,

we

continued
work on a global remediation program started in 2022.
Non-financial risk framework
We follow a Group-wide non-financial risk framework that establishes requirements for identifying, managing, assessing and mitigating operational,

compliance and financial

crime risks to achieve

an agreed balance between

risk and return.
It is built on the following pillars:
–
classifying inherent risks through 19 non-financial risk taxonomies,

which define the universe of material non-financial
risks that can arise as a consequence of our business activities and external factors;
–
performing

control

assurance

activities,

including

self-assessing

the

design

and

operating

effectiveness

of

controls,
first- and second-line-of-defense control reviews and

independent control testing;
–
defining

the

non-financial

risk

appetite

(including

a

financial

risk

appetite

statement

at

the

Group,

UBS AG

and
business

division

levels

for

non-financial

risk

events)

through

quantitative

metrics

and

thresholds

and

qualitative
measures, and assessing risk exposure against appetite;
–
assessing inherent

and residual risk

through risk

assessment processes and

determining whether additional

remediation
plans are required to address identified deficiencies;

and
– proactively and sustainably remediating identified control deficiencies.
Divisional Presidents

are accountable

for the

effectiveness of

non-financial risk

management and

for the

robustness of
the front-to-back control

environment within their

business divisions, and

legal-entity-responsible executives are in

charge
of non-financial

risk management

within their

legal entities.

Group function

heads are

accountable for

supporting the
divisional Presidents and legal

-entity-responsible executives of

our legal entities in

the discharge of this

responsibility, by
confirming completeness

and effectiveness

of the control

environment and non-financial

risk management

within their
Group functions. Collectively,

divisional Presidents, central

Group function heads

and legal-entity-responsible executives
are in charge of implementing the non-financial risk framework.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

90
Compliance & Operational

Risk Control (C&ORC)

is responsible for

providing an independent

and objective view

of the
adequacy of non-financial risk management across

the Group, and ensuring that

compliance risk, financial crime risk and
operational risk are

understood, owned and

managed in accordance

with our risk

appetite. C&ORC business-

or function-
aligned

teams

sit

within

the

Group

Compliance,

Regulatory

&

Governance

function,

reporting

to

the

Group

Chief
Compliance and Governance Officer, who is a member

of the Group Executive Board.
The non-financial risk

framework forms the

common basis for

managing and assessing

compliance risk, financial

crime
risk

and

operational

risk,

and

there

are

additional

C&ORC

activities

intended

to

ensure

we

are

able

to

demonstrate
compliance with applicable laws, rules and regulations.
In 2023, we successfully executed

on the framework enhancements

designed in 2022, with, for

example, several cycles
of risk appetite

assessments performed

on the basis

of the Group-wide

non-financial risk appetite

statements across all
taxonomies. We focused on improving effectiveness by simplifying and digitalizing the non-financial risk framework and
respective processes.
All functions

within UBS

are required

to periodically

assess the

design and

operating effectiveness

of key

internal non-
financial risk

controls. The

output of

these reviews

supports the

assessment and

testing scope

of internal

controls over
financial reporting as required by the Sarbanes–Oxley Act,

Section 404 (SOX 404).
Key control deficiencies identified during the internal control and risk assessment processes must be reported in the non-
financial

risk

inventory,

and

sustainable

remediation

must

be

defined

and

executed.

These

control

deficiencies

are
assigned to

owners at

senior management

level and

the remediation

progress is

reflected

in the

respective managers’
annual performance

measurement and

objectives. To

assist with

prioritizing the

most material

control deficiencies

and
measuring aggregated risk exposure, irrespective of origin, a common rating methodology is applied across

all three lines
of defense, as well as by external audit.
Cybersecurity
Cybersecurity for UBS AG is integrated into the UBS Group risk control framework.
Risk management and strategy

Cyber-

and information

security risk

is the

risk that

a

malicious

internal or

external act,

or a

failure

of IT

hardware

or
software,

or

human

error

may

have

a

material

impact

on

confidentiality,

integrity,

or

availability

of

UBS’s

data

or
information systems.
Cybersecurity is a key operational risk facing UBS

and we devote considerable resources to establishing

and maintaining
processes for assessing, identifying

and managing cybersecurity

risk through our global workforce

and cyber-operations
centers around the world.

›
Refer to “Risk governance” in this section

for information about our approach to risk management,

including our risk governance
framework
Governance
In line

with our

overall non-financial

risk management

framework,

we take

a cross-functional

approach to

addressing
cybersecurity

risk,

with

the

Group

Operations

and

Technology

Office

(GOTO),

business

divisions,

Group

Compliance,
Regulatory & Governance (GCRG), Group

Risk Control, Group Legal,

and Group Internal Audit all playing

key roles. Our
risk control framework follows the three-lines-of-defense model. GOTO establishes the policies and procedures designed
to

safeguard

our

information

systems

and

the

information

those

systems

collect

and

process.

The

business

divisions,
together

with GOTO,

are

then responsible

for

implementing

those

policies

and

procedures

as part

of the

first line

of
defense.

Group

Compliance,

Regulatory

&

Governance

(GCRG)

leads

the

second

line

of

defense,

by

convening

and
consulting with additional

control functions to provide independent

oversight, and challenges

the first line’s

cybersecurity
framework and

implementation. As

the third

line of

defense, Group

Internal Audit

conducts independent

reviews and
validates the first-line and second-line processes and

functions.
The Cyber- and

Information Security

Committee (the

CIS-C) is the

primary decision-making

body with oversight

of and
accountability for the Group-wide cyber- and information security

(CIS) program. The committee is jointly chaired by the
Group

Chief Operations

and Technology

Officer and

the

Group

Chief Compliance

and Governance

Officer.

The

Head
Group Internal Audit

is a

standing guest. The committee

meets on a

monthly basis and

serves as a

platform for interaction
across all

business divisions, Group

functions and the

three lines of

defense for the

identification and effective

governance
of CIS

strategy, risks

and regulatory obligations.

The CIS-C governance

structure is

intended to

streamline decision-making
and, where

necessary, escalation

to the

Board of

Directors (the

BoD) and

Group Executive

Board (GEB),

who maintain
overall responsibility for overseeing UBS.

Because Credit Suisse and

UBS still have separate

digital platforms, Credit Suisse

maintained much of its

pre-acquisition
cyber- and

information security

governance during

2023, but

was increasingly

aligned to

the UBS

CIS risk

governance
framework. Credit Suisse’s CIS program is led by the Credit Suisse Chief

Information Security Officer, who reports to the
Credit

Suisse

Chief

Technology

Officer

and

the

UBS

Group

Chief

Information

Security

Officer

(the

Group

CISO).

In
addition, the Credit Suisse Chief Technology Officer and Credit

Suisse Chief Operations Officer report to the Group Chief
Operations and Technology Officer.
›
Refer to “Cybersecurity governance” in “Board

of Directors”

in the “Corporate governance” section of

this report for more
information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

91
Our cyber- and information security program
Our CIS program is led by the Group CISO, who

reports both to the Group Chief Operations and Technology Officer and
the

Group

Chief

Compliance

and

Governance

Officer.

The

CIS

program

is

designed

to

identify,

prevent,

detect

and
respond to CIS events, with the goal of

maintaining the integrity and availability of our technology infrastructure and the confidentiality

and

integrity

of

our

information.

Our

Group

CISO,

senior

management

within

GOTO,

as

well

as
management

personnel overseeing

the CIS

program,

all have

substantial relevant

expertise

in the

areas

of cyber-

and
information security.

Our CIS program includes the following elements:
– Threat intelligence:

We systematically gather

threat information and

monitor threat alerts

from external sources.

Our
cyber-threat

intelligence

team

analyzes

such

information

and

uses

it

to

enhance

existing

defense

capabilities,

to
respond to identified threats and to adjust our cybersecurity strategy where needed.

–
Preventative and detection

controls:

We use layered

firm-wide controls to

prevent and detect

cyberattacks. Defenses
include system hardening, firewalls, intrusion prevention

and detection systems, and other controls. External

network
connections are identified

and recorded in

an inventory. Access

rights are defined

for information assets,

and IT systems
and

applications

enforce

authentication.

We

maintain

access

controls

and

approval

processes

designed

to

prevent
unauthorized access.
–
Cyber-defense

and

incident

response

capabilities
:

The

Cybersecurity

Operations

Center

is responsible

for

providing
24/7/365

real-time

monitoring,

detection

and

response

capabilities

for

cybersecurity

threats

and

attacks.

Incidents
assessed

as

having

the

potential

to

adversely

affect

our

critical

operations

are

subject

to

mandatory

management
notification.

If

assessed

as

potentially

significant,

cybersecurity

and

data

incidents

are

managed

under

our

crisis
management framework.
–
Education and

training:
All UBS

staff, including

the external

workforce,

receive appropriate

CIS awareness

training,
commensurate with their roles and responsibilities.

– Third-party risk:

Vulnerabilities

in the

cyber-risk environment

of third

parties represent

a particular

threat to

our CIS
and our ability to maintain our

business services. We follow a risk-based approach to

assess and mitigate cybersecurity
risks related to third parties. Third-party services

and processes are monitored and checked

on an ongoing basis, with
appropriate

supervision

from

the

CIS-C.

This

is

a

key

component

of

our

third-party

risk

management

program,
notwithstanding the

challenges we

face in

imposing the

same levels

of protection

to the

systems and

data of

third
parties that we rely on ourselves.

–
Monitoring

and

testing:

Effective

incident

response

and

problem

management

processes

are

complemented

by
vulnerability assessments, penetration

and testing

engagements based

on specific

threat scenarios

that simulate

tactics,
techniques

and

procedures

that

might

be

used

against

our

systems,

as

mandated

by

our

policy

regulations.

This
includes testing

by internal

and external

red teams.

Actual security-related

events are

directly correlated

with threat
scenarios to monitor and

detect potential threats, such

as network-intrusion and malware-driven events.

Our deployed
security measures are designed with

the objective to isolate and

contain threats that are detected to

allow for effective
incident response and analysis.
Our cybersecurity assessment framework
Our cybersecurity

assessment

framework

includes internal

and external

cybersecurity

risk assessments

for applications
and bank processes

alongside a

structured risk

assessment process

of third-party

service providers.

These processes

are
designed, along with our security capabilities, to support

business objectives and priorities.

We

conduct

assessments

to

evaluate

and

test

our

cybersecurity

program,

and

provide

guidance

on

operating

and
improving

the

CIS

program,

including

the

design

and

operational

effectiveness

of

the

security

and

resiliency

of

our
information systems.

Our assessments,

along with

our threat

intelligence capabilities,

are used

to assess

and prioritize
programs to

improve our

security, our

incident response

capabilities and

our operational

resilience. As

the cyber-threat
landscape evolves at an increasing

pace, we seek to enhance

our cybersecurity controls to

meet developing threats. We
have

ongoing

programs

that

are

intended to

increase

our

cybersecurity

maturity

across

various

dimensions,

including
governance, identification,

protection and

detection, as

well as cyberattack

response and recovery,

and risk from

third-
party service providers.

We recognize

that we

will never

be able

to completely

eliminate the

risk of

a future

cyberattack, but,

by using

a risk-
based approach, we

work toward reducing

the likelihood of

a successful attack

and toward mitigation

of the potential
business impact of such an attack.

The BoD, its Risk Committee and the GEB receive regular presentations and reports throughout the year from our Group
Chief

Operations

and

Technology

Officer

and

our

Group

CISO

on

internal

and

external

cybersecurity

developments,
threats

and

risks.

In

addition,

on

a

quarterly

basis,

the

BoD receives

reports

on

the

performance

of

cybersecurity

risk
appetite

metrics,

including

metrics

on

vulnerabilities

and

third-party

cybersecurity

risks

and

incidents,

and

is

notified
promptly if

a Board-level

cybersecurity risk

limit is

breached. The

Risk Committee

of the

BoD and

the GEB

also receive
regular updates on CIS strategy, risks and alignment with

regulatory requirements.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

92
Operational resilience and incident response

Our business

continuity and

resilience

framework

is designed

to limit

the disruption

cybersecurity events

cause to

our
business activities.

In accordance

with the

firm’s cyber-incident

response

framework,

the CIS-C,

including the

incident
response

team,

tracks,

documents,

responds

to

and

analyzes

cybersecurity

threats

and

incidents,

including

those
experienced by

the firm’s

third-party

service providers

that may

impact the

firm. Additionally,

we maintain

established
procedures

for responding

to, and

escalating, cybersecurity

and other

system availability

incidents. These

are

regularly
practiced, including tabletop exercises up to and

including the GEB and BoD levels.

Our cybersecurity and

data confidentiality contingency plans

include event playbooks and

escalation procedures designed
to support a structured

assessment of potential

incidents and timely

escalation and reporting

of incidents based

on the
assessed potential impact.

Incidents assessed to

have the potential to

adversely affect our

critical operations are

subject
to

mandatory

management

notification.

If

assessed

as

potentially

significant,

cybersecurity

and

data

incidents

are
managed

under

our

crisis

management

framework,

which

provides

pre-established

cross-functional

task

forces

to
manage the incident, ensure appropriate

and timely regulatory, market

and client communications and robust oversight
by management, with escalation frameworks to inform and

ensure oversight by the GEB and the BoD.
›
Refer to “Crisis management framework” in the

“Regulation and supervision” section of this

report for more information about
our crisis management framework
Advanced measurement approach model
The non-financial risk

framework outlined above

underpins the calculation

of regulatory capital

for operational

risk, which
enables us to quantify operational risk

and define effective risk-mitigating management

incentives as part of the related
operational risk capital allocation approach to the business divisions.
We

measure

Group

operational

risk

exposure

and

calculate

operational

risk

regulatory

capital

using

the

advanced
measurement

approach

(AMA)

in

accordance

with

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

and
international requirements.

In 2023,

we introduced

an aggregation

of the

AMAs for

UBS AG and

Credit Suisse AG

to
report on total operational

-risk-related risk-weighted

assets (RWA) for the

UBS Group. The related

diversification effect,
agreed with

FINMA, resulted

in a

USD 10bn reduction

for reported

RWA from

the second

quarter of

2023 onward,

of
which USD 4.9bn was recognized for UBS AG.
An

entity-specific

AMA

model

has

been

applied

for

UBS

Switzerland AG,

while

for

other

regulated

entities

the

basic
indicators or

standardized approaches

are adopted

for regulatory

capital in

agreement

with local

regulators. Also,

the
methodology of the UBS AMA is leveraged for entity-specific

internal capital adequacy assessment processes.
Currently, the model includes 18 AMA

units of measure (UoM), which are

aligned with our non-financial risk

taxonomy.
Frequency and severity distributions

are calibrated for each

of the model’s UoM.

The modeled distribution functions

for
both frequency and severity are used

to generate the annual loss distribution.

The resulting 99.9% quantile of the

overall
annual operational risk

loss distribution across

all UoM determines

the required regulatory

capital. Currently, we

do not
reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.
AMA model calibration and review
A

key

assumption

when

calibrating

data-driven

frequency

and

severity

distributions

is

that

historical

losses

form

a
reasonable proxy

for future

events. In

line with

regulatory

expectations, the

AMA methodology

utilizes both

historical
internal losses and external losses suffered by the broader

industry for model calibration purposes.
Initial model outputs driven by the loss

history are reviewed and adjusted to reflect fast-changing external developments, such as

new regulations, geopolitical

change, volatile market

and economic

conditions, and internal

factors (e.g., changes
in busines

s

strategy

and control

framework

enhancements).

The

resulting baseline

data-driven

frequency

and severity
distributions

are

reviewed

by

subject

matter

experts

and

where

necessary

adjusted

based

on

a

review

of

qualitative
information about

the business

environment and

internal control

factors, as

well as

expert judgment,

with the

aim of
forecasting losses.
Our model is reviewed

regularly to maintain risk

sensitivity and recalibrated

at least annually. Any

changes to regulatory
capital

as

a

result

of

a

recalibration

or

methodology

changes

are

presented

to

FINMA

for

approval

prior

to

use

for
disclosure purposes.
The

Group-

and

entity-specific

AMA

models

are

subject

to

an

independent

validation

performed

by

Model

Risk
Management & Control in line with the Group’s model risk management framework.
The AMA is expected to

be replaced by the

standardized approach for regulatory

capital determination purposes

in line
with the relevant Basel Committee for Banking Supervision Basel III capital regulations. UBS is interacting closely with the
relevant Swiss authorities to discuss the implementation

details and related implementation timeline.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet

93
Capital, liquidity and funding, and balance sheet

94
Capital management
94
Capital management objectives, planning and activities
94
Swiss SRB total loss-absorbing capacity framework
97
Total loss-absorbing capacity
101
Risk-weighted assets
102
Leverage ratio denominator
104
Liquidity and funding management
104
Strategy, objectives and governance
104
Liquidity and funding stress testing
105
Funding management
106
Liquidity coverage ratio
106
Too -big-to-fail liquidity requirements
106
Net stable funding ratio
107
Balance sheet and off-balance sheet
107
Balance sheet
110
Off-balance sheet
112
Cash flows
113
Currency management

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

94
Capital management
Capital management objectives, planning and activities

Capital management objectives
Audited |
An adequate level of

common equity tier 1

(CET1) capital and total

loss-absorbing capacity (TLAC)

meeting both
internal assessment and regulatory requirements

is a prerequisite for conducting our

business activities.
▲
We

are

therefore

committed

to

maintaining

a

strong

CET1

capital

and

TLAC

position

at

all

times,

in

order

to

meet
regulatory capital requirements and our target capital ratios,

and to support the growth of our businesses.
As of 31 December 2023, CET1 capital ratio

was 13.2% and CET1 leverage ratio 4.0%, each

above the requirements for
Swiss systemically relevant

banks (SRBs) and the

Basel Committee on

Banking Supervision (the

BCBS) requirements. We
believe that

our capital

strength, consistent

with our

capital

guidance,

is a

source of

confidence for

our stakeholders,
contributes to our sound credit ratings and is one of the

foundations of our success.

›
Refer to “We may be unable to maintain our capital

strength” in the “Risk factors” section of this report for

more information
about capital ratio-related risks

›
Refer to “Capital and capital ratios of our significant

regulated subsidiaries” in this section for more information

›
Refer to “Economic

capital measures”

in the

“Risk management and control” section of this report for

more information about
capital-at-risk
Swiss SRB total loss-absorbing capacity framework
The disclosures

in this section

are provided

for UBS AG

on a consolidated

basis and

focus on key

developments during
the reporting period and information in accordance

with the Basel III framework, as applicable to Swiss

SRBs.
Additional

regulatory

disclosures

for

UBS AG

on

a

consolidated

basis

are

provided

in

the

31 December

2023

Pillar 3
Report, available under “Pillar 3 disclosures” at ubs.com/investors .
Capital and other regulatory information

for UBS Group AG consolidated in

accordance with the Basel III framework,

as
applicable

to

Swiss

SRBs,

is

provided

in

the

UBS

Group

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors
.
Regulatory framework
The

Basel III

framework

came

into

effect

in

Switzerland

on

1 January

2013

and

is

embedded

in

the

Swiss

Capital
Adequacy Ordinance (the CAO). The CAO also includes

the too-big-to-fail provisions applicable to Swiss SRBs

.
Under the Swiss

SRB framework, going and

gone concern requirements represent the

UBS AG’s TLAC requirement. TLAC
encompasses regulatory

capital, such as

CET1, loss-absorbing

additional tier 1

(AT1) and tier 2

capital instruments,

and
liabilities

that

can

be

written

down

or

converted

into

equity

in

case

of

resolution

or

for

the

purpose

of

restructuring
measures.
Capital and other instruments contributing to total loss-absorbing capacity
In addition to CET1 capital, the following instruments contribute to loss-absorbing capacity:
–
loss-absorbing

AT1 capital instruments

(high-

and low-trigger);
– non-Basel III-compliant tier 2 capital instruments; and
– TLAC-eligible unsecured debt instruments.
Under the Swiss SRB rules, going concern capital includes CET1 and high-trigger loss-absorbing AT1 capital instruments.
Existing outstanding low-trigger

loss-absorbing AT1 capital

instruments are available

to meet the

going concern capital
requirements until their first call

date. As of their first call

date, these instruments are eligible

to meet the gone concern
requirements.
Outstanding

high-

and

low-trigger

loss-absorbing

tier 2

capital

instruments,

non-Basel III-compliant

tier 2

capital
instruments and TLAC-eligible unsecured debt instruments are eligible to meet gone concern

requirements until one year
before

maturity.

A

maximum

of

25%

of

the

gone

concern

requirements

can

be

met

with

instruments

that

have

a
remaining maturity of between one

and two years (i.e., are in the

last year of eligibility). However,

once at least 75% of
the gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a

remaining maturity of between

one and two years remain eligible

to be included in the

total
gone concern capital.

›
Refer to “Bondholder information,” available at ubs.com/investors,

for more information about the eligibility and key

features
and terms and conditions of capital instruments

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

95
Total loss-absorbing capacity and leverage ratio requirements
Going concern capital requirements
Under

the

Swiss

SRB

requirements,

total

going

concern

minimum

requirements

for

all

Swiss

SRBs

are

a

capital

ratio
requirement of 12.86% of RWA and a leverage ratio requirement of 4.5%. In addition to these minimum requirements,
an add-on

reflecting the degree of

systemic importance is

applied, based on

market share and

LRD. The applicable

market
share add-on and

LRD requirements

for UBS AG were

both unchanged at

0.72% of RWA

and 0.25% of LRD,

resulting
in add-ons of 1.44% of RWA and

0.50% of LRD.

The

Swiss

countercyclical

capital

buffer,

at

a

maximum

level

of

2.5%

on

risk-weighted

positions

that

are

directly

or
indirectly backed

by residential

properties in

Switzerland,

increased the

minimum CET1

capital requirement

by 32 basis
points as

of 31 December 2023.

We also

continued to apply

countercyclical buffer requirements introduced

in other BCBS
member jurisdictions,

which

resulted

in an

additional

buffer

requirement

of 13 basis

points as

of 31 December

2023.
Overall,

countercyclical

capital

buffers

contributed

45 basis

points

to

the

minimum

CET1

capital

requirement

as

of
31 December 2023.

The

total

going

concern

capital

requirements

applicable

are

14.75%

of

RWA

(including

countercyclical

buffer
requirements) and

5.00% of

LRD. Furthermore,

of the

total going

concern capital

requirement of

14.75% of

RWA, at
least 10.45%

must be

met with

CET1 capital,

while a

maximum of

4.3% can

be met

with high-trigger

loss-absorbing
AT1 capital instruments

(and our existing

outstanding low-trigger

AT1 capital instruments,

which qualify until

their first
call date as mentioned above).

Similarly, of the total going concern leverage ratio requirement of 5.00%, at least 3.5% must be met with CET1 capital,
while

a

maximum

of

1.5%

can

be

met

with

high-trigger

loss-absorbing

AT1

capital

instruments

(and

our

existing
outstanding low-trigger AT1 capital instruments, which qualify until their first call date as mentioned above).
Gone concern loss-absorbing capacity requirements
As an internationally active Swiss SRB, UBS AG is

also subject to gone concern loss-absorbing capacity requirements. The gone concern requirements also include add-ons for

market share and LRD.

In

November

2022, the

Swiss

Federal

Council

adopted

amendments

to

the

Banking

Act and

the

Banking

Ordinance,
which entered into force as of 1 January 2023.

The amendments replaced the resolvability discount on the gone concern capital

requirements

for

systemically

important

banks

(SIBs),

including

UBS,

with

reduced

base

gone

concern

capital
requirements equivalent to 75%

of the total going

concern requirements (excluding countercyclical buffer requirements).
In addition, as of

July 2024, the Swiss

Financial Market Supervisory Authority

(FINMA) will have the

authority to impose
a surcharge of up to 25% of the total going concern requirements

(excluding countercyclical buffer requirements) based
on obstacles to

an SIB’s resolvability

identified in future

resolvability assessments.

Our total gone

concern requirements
remained substantially unchanged in 2023.
Our

gone

concern

requirements

can

be

reduced

when

higher

quality

capital

instruments

(CET1

capital,

low-trigger
loss-absorbing AT1 or certain

low-trigger tier 2 capital

instruments)

are used to meet

gone concern requirements.

As of
31 December 2023, UBS did not use any higher quality capital instruments to fulfill gone concern requirements.
From 1 January 2022

onward, the gone

concern requirement

after the potential

reduction for the

use of higher

quality
capital instruments has been floored at 10.0% and 3.75%

for the RWA- and LRD-based requirements, respectively.
In

this

report,

we

refer

to

the

RWA-based

gone

concern

requirements

as

gone

concern

loss-absorbing

capacity
requirements and the RWA-based gone concern ratio is

referred to as the gone concern loss-absorbing capacity ratio.
The table below provides the RWA- and LRD-based requirements and information as of 31 December 2023.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

96
Swiss SRB going and gone concern requirements and information
As of 31.12.23 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.75
1

49,268

5.00
1

55,220
Common equity tier 1 capital

10.45

34,907

3.50
2

38,654
of which: minimum capital

4.50

15,029

1.50

16,566
of which: buffer capital

5.50

18,369

2.00

22,088
of which: countercyclical buffer

0.45

1,509
Maximum additional tier 1 capital

4.30

14,361

1.50

16,566
of which: additional tier 1 capital

3.50

11,689

1.50

16,566
of which: additional tier 1 buffer capital

0.80

2,672
Eligible going concern capital
Total going concern capital

16.96

56,628

5.13

56,628
Common equity tier 1 capital

13.21

44,130

4.00

44,130
Total loss-absorbing additional tier 1 capital
3

3.74

12,498

1.13

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

3.38

11,286

1.02

11,286
of which: low-trigger loss-absorbing additional tier 1 capital
3
0.36

1,212

0.11
1,212
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

35,819

3.75

41,415
of which: base requirement including add-ons for market share and LRD

10.73
7

35,819

3.75
7

41,415
Eligible gone concern capital
Total gone concern loss-absorbing capacity

16.31

54,458

4.93

54,458
Total tier 2 capital

0.16

538

0.05

538
of which: non-Basel III-compliant tier 2 capital

0.16

538

0.05

538
TLAC-eligible unsecured debt

16.14

53,920

4.88

53,920
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.48

85,088

8.75

96,636
Eligible total loss-absorbing capacity

33.26

111,086

10.06

111,086
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

333,979
Leverage ratio denominator

1,104,408
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.5% consists

of a

1.5% base
requirement, a 1.5%

base buffer capital

requirement, a 0.25% LRD

add-on requirement and

a 0.25% market

share add-on requirement

based on our

Swiss credit business.

3 Existing outstanding

low-trigger
additional tier 1 capital instruments qualify as going

concern capital at the UBS AG consolidated

level, as agreed with the Swiss Financial

Market Supervisory Authority (FINMA), until

their first call date. As

of their
first call date, these instruments are eligible to meet the

gone concern requirements.

4 A maximum of 25% of the gone

concern requirements can be met with instruments that

have a remaining maturity of between
one and two years.

Once at least 75%

of the minimum gone

concern requirement has

been met with instruments

that have a remaining

maturity of greater than

two years, all

instruments that have

a remaining
maturity of between one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability discount

on the gone concern capital requirements for systemically
important banks (SIBs) has been replaced with reduced

base gone concern capital requirements equivalent to 75%

of the total going concern requirements (excluding countercyclical buffer requirements).

6 As of
July 2024, FINMA will have the authority to impose a surcharge of up to 25% of the total going concern capital requirements should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

97
Total loss-absorbing capacity
Swiss SRB going and gone concern information
USD m, except where indicated 31.12.23 31.12.22
Eligible going concern capital
Total going concern capital

56,628

54,770
Total tier 1 capital

56,628

54,770
Common equity tier 1 capital

44,130

42,929
Total loss-absorbing additional tier 1 capital

12,498

11,841
of which: high-trigger loss-absorbing additional tier 1 capital

11,286

10,654
of which: low-trigger loss-absorbing additional tier 1 capital

1,212

1,187
Eligible gone concern capital
Total gone concern loss-absorbing capacity

54,458

46,991
Total tier 2 capital

538

2,958
of which: low-trigger loss-absorbing tier 2 capital

0

2,422
of which: non-Basel III-compliant tier 2 capital

538

536
TLAC-eligible unsecured debt

53,920

44,033
Total loss-absorbing capacity
Total loss-absorbing capacity

111,086

101,761
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

333,979

317,823
Leverage ratio denominator

1,104,408

1,029,561
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.0

17.2
of which: common equity tier 1 capital ratio

13.2

13.5
Gone concern loss-absorbing capacity ratio

16.3

14.8
Total loss-absorbing capacity ratio

33.3

32.0
Leverage ratios (%)
Going concern leverage ratio

5.1

5.3
of which: common equity tier 1 leverage ratio

4.0

4.2
Gone concern leverage ratio

4.9

4.6
Total loss-absorbing capacity leverage ratio

10.1

9.9
Audited |

Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.12.23 31.12.22
Total equity under IFRS Accounting Standards
55,569
56,940
Equity attributable to non-controlling interests
(335)
(342)
Defined benefit plans, net of tax
(336)
(311)
Deferred tax assets recognized for tax loss carry-forwards
(3,004)
(4,077)
Deferred tax assets for unused tax credits
(97)
Deferred tax assets on temporary differences, excess over threshold
(1,233)
(262)
Goodwill, net of tax
1
(5,750)
(5,754)
Intangible assets, net of tax
(146)
(150)
Expected losses on advanced internal ratings-based portfolio less provisions
(532)
(471)
Unrealized (gains) / losses from cash flow hedges, net of tax
2,961
4,234
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax
313
(523)
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date
(63)
(105)
Prudential valuation adjustments
(177)
(201)
Accruals for dividends to shareholders
(3,000)
(6,000)
Other
(39)
(51)
Total common equity tier 1 capital
44,130
42,929
1 Includes goodwill related to significant investments in financial institutions of USD
20
m as of 31 December 2023 (31 December 2022: USD
20
m) presented on the balance sheet line Investments in associates.
▲

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

98
Total loss-absorbing capacity and movement

Total

loss-absorbing capacity increased by USD 9.3bn

to USD 111.1bn as of 31 December 2023.

Going concern capital and movement
Audited |
CET1 capital mainly consists of: share capital; share premium, which primarily consists of additional paid-in capital related to

shares issued;

and retained

earnings.

A detailed

reconciliation

of equity

under IFRS

Accounting

Standards to

CET1
capital is provided

in the

“Reconciliation of equity under IFRS

Accounting Standards to Swiss

SRB common equity

tier 1
capital” table.

CET1

capital

increased

by

USD
1.2
bn

to

USD
44.1
bn

as

of

31 December

2023,

mainly

as

a

result

of

operating

profit
before tax of USD
4.5
bn, with associated current tax expenses of USD
1.4
bn, positive foreign currency translation effects
of USD
0.9
bn and a

net increase

of USD
0.2
bn in eligible

deferred tax

assets on temporary

differences, partly

offset by
dividend accruals of USD
3.0
bn.
Loss-absorbing AT1 capital

issued by the Group

and on-lent to

UBS AG increased

by USD
0.7
bn to USD
12.5
bn, mainly
driven by two

issuances of

AT1 capital instruments

denominated in

US dollars

of USD
3.5
bn and positive

impacts from
interest risk hedge, foreign currency translation and other effects. These increases were partly offset by a USD
2.5
bn AT1
capital instrument that ceased to be eligible

as going concern capital when UBS Group AG

issued a notice of redemption
of the instrument. In addition, high-trigger loss-absorbing AT1 capital instruments of USD
1.1
bn equivalent previously on
lent from the Group to UBS AG were transferred to Credit

Suisse AG.
▲
AT1 capital

instruments

issued from

the

beginning

of the

fourth

quarter

of 2023

are currently

subject to

write-down
upon occurrence of

a trigger event

or a

viability event.

The notes provide,

however, that, following

approval of a

minimum
amount of

conversion capital by

UBS Group AG‘s

shareholders at the

2024 Annual

General Meeting, upon

the occurrence
of a trigger event

or a viability

event, the notes will

be converted into

UBS Group AG ordinary

shares rather than

being
subject to a write-down. The corresponding on-lends to

UBS AG contain the same provision.
Gone concern loss-absorbing capacity and movement
Audited |
Total

gone concern loss-absorbing capacity

increased

by USD
7.5
bn to

USD
54.5
bn as of

31 December 2023 and
included USD
53.9
bn of TLAC-eligible

unsecured debt issued

by the Group and

on-lent to UBS

AG.
▲
The increase

of USD 7.5bn

mainly reflect

ed new

issuances of

USD 13.4bn equivalent

of TLAC-eligible

unsecured

debt
instruments,

as well

as positive

impacts from

interest risk

hedge, foreign

currency translation

and other

effects.

These
increases were

partly offset

by the

redemption of

USD 4.0bn

equivalent of

TLAC-eligible unsecured

debt instruments,
amortization of a USD 0.8bn

unsecured debt instrument

that ceased to be

TLAC-eligible as its residual

time to maturity
fell below one

year,

and a

partial repurchase

of two

TLAC-eligible unsecured

debt instruments

under a

tender offer

(in
light of the acquisition of the

Credit Suisse Group, UBS announced

on 22 March 2023 a tender

offer to repurchase two
TLAC-eligible

unsecured

debt

instruments,

both

issued

on

17 March

2023,

with

an

initial

nominal

amount

totaling
EUR 2.8bn, at their respective

re-offer prices; the nominal

amounts of the two

instruments bought back under

the tender
offer totaled an

equivalent of USD 0.8bn).

In addition,

a USD 2.4bn low-trigger

loss-absorbing tier 2

capital instrument
ceased to be eligible as gone concern capital as it had less than one year to maturity.
Loss-absorbing capacity and leverage ratios
Our CET1

capital ratio

decreased

to 13.2%

from

13.5%, reflecting

a USD

16.2bn increase

in RWA

,

partly offset

by a
USD 1.2bn increase in CET1 capital.
Our CET1

leverage ratio

decreased to

4.0% from

4.2%, due

to a

USD 74.8bn increase

in the LRD,

partly offset

by the
aforementioned increase in CET1 capital.
Our gone

concern loss-absorbing

capacity ratio

increased to

16.3% from

14.8%, due

to an

increase in

gone concern
loss-absorbing capacity of USD 7.5bn, partly offset by the

aforementioned increase in RWA.
Our gone concern leverage ratio increased to

4.9% from 4.6%, driven by the aforementioned

increase in gone concern
loss-absorbing capacity, partly offset by the increase in the

LRD.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

99
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.12.22

42,929
Operating profit before tax

4,521
Current tax (expense) / benefit

(1,429)
Foreign currency translation effects, before tax

866
Eligible deferred tax assets on temporary differences

227
Accruals for proposed dividends to shareholders

(3,000)
Other

16
Common equity tier 1 capital as of 31.12.23

44,130
Loss-absorbing additional tier 1 capital as of 31.12.22

11,841
Issuance of high-trigger loss-absorbing additional tier 1 capital

3,455
Call of high-trigger loss-absorbing additional tier 1 capital

(2,500)
High-trigger loss-absorbing additional tier 1 capital transferred to Credit Suisse AG

(1,104)
Interest rate risk hedge, foreign currency translation and other effects

806
Loss-absorbing additional tier 1 capital as of 31.12.23

12,498
Total going concern capital as of 31.12.22

54,770
Total going concern capital as of 31.12.23

56,628
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.22

2,958
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(2,437)
Interest rate risk hedge, foreign currency translation and other effects

17
Tier 2 capital as of 31.12.23

538
TLAC-eligible unsecured debt as of 31.12.22

44,033
Issuance of TLAC-eligible unsecured debt

13,403
Call of TLAC-eligible unsecured debt

(3,976)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(791)
Debt bought back under the tender offer

(792)
Interest rate risk hedge, foreign currency translation and other effects

2,042
TLAC-eligible unsecured debt as of 31.12.23

53,920
Total gone concern loss-absorbing capacity as of 31.12.22

46,991
Total gone concern loss-absorbing capacity as of 31.12.23

54,458
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.22

101,761
Total loss-absorbing capacity as of 31.12.23

111,086
Additional information
Active management of sensitivity to foreign exchange movements
Group

Treasury

is mandated

to

minimize

adverse

effects

from

changes

in

foreign

currency

rates

on our

CET1

capital
and / or CET1 capital

ratio of UBS

AG consolidated.

A significant portion

of our CET1

capital and RWA

is denominated
in Swiss francs, euro, pounds

sterling and other currencies.

In order to hedge the CET1

capital ratio, CET1 capital needs
to have foreign currency exposure,

leading to foreign currency

rates sensitivity of CET1 capital.

Consequently,

it is not possible to simultaneously

fully hedge CET1 capital and the

CET1 capital ratio. As the proportion
of

RWA

denominated

in

currencies

other

than

the

US

dollar

outweighs

CET1

capital

in

such

currencies,

a

significant
appreciation of the

US dollar against

such currencies could

benefit our capital

ratios, while a

significant depreciation

of
the US dollar against these currencies could adversely affect our capital ratios.
The UBS AG

Asset and Liability

Committee has mandated

Group Treasury to

adjust the currency

mix of CET1

capital of
UBS AG consolidated,

within limits set

by the Board of

Directors, to balance the

effect of foreign

exchange movements
on CET1 capital and

the CET1 capital ratio. Limits

are in place for

the sensitivity of both CET1

capital and the CET1 capital
ratio to an appreciation or depreciation of 10% in the value of the US dollar against other currencies.
Sensitivity to currency movements

Risk-weighted assets
We estimate that

a 10% depreciation

of the US dollar

against other currencies

would have increased

our RWA

by USD
15bn

and

our

CET1

capital

by

USD 1.5bn

as

of

31

December

2023

(31

December

2022:

USD 13bn

and

USD 1.4bn,
respectively) and decreased our CET1 capital

ratio by 12 basis points (31 December 2022: 12 basis points).

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

100
Conversely, a 10%

appreciation of the

US dollar against

other currencies would

have decreased our

RWA by USD 13bn
and our

CET1 capital

by USD 1.4bn

(31 December

2022: USD 12bn

and USD 1.2bn,

respectively) and

increased our
CET1 capital ratio by 12 basis points (31 December 2022:

12 basis points).
Leverage ratio denominator
Our leverage ratio is also sensitive to

foreign exchange movements as a result of the currency mix of our capital and LRD.
When adjusting the currency mix in capital,

potential effects on the going concern leverage

ratio are taken into account
and the sensitivity of the

going concern leverage ratio to

an appreciation or depreciation

of 10% in the value

of the US
dollar against other currencies is actively monitored.
We

estimate

that

a

10%

depreciation

of

the

US

dollar

against

other

currencies

would

have

increased

our

LRD

by
USD 69bn as of 31 December

2023 (31 December 2022: USD 62bn)

and decreased our CET1 leverage

ratio by 10 basis
points (31

December 2022:

11 basis points).

Conversely, a

10% appreciation

of the

US dollar

against other

currencies
would have decreased our

LRD by USD 62bn (31

December 2022: USD 57bn)

and increased our

CET1 leverage ratio by
11 basis points (31 December 2022: 12 basis points).
The aforementioned sensitivities

do not

consider foreign currency

translation effects related

to defined

benefit plans other
than those related to the currency translation of the net

equity of foreign operations.
Estimated effect on capital from litigation, regulatory and

similar matters subject to provisions and contingent liabilities
We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in
“Note 17 Provisions and contingent liabilities”

in the “Consolidated financial statements”

section of this report. We have
employed for

this purpose

the advanced

measurement

approach (AMA)

methodology

that we

use when

determining
the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon.
The methodology takes into consideration UBS and

industry experience for the AMA operational risk categories

to which
those matters correspond, as well

as the external environment

affecting risks of these

types, in isolation

from other areas.
On this

basis, we

estimate the

maximum loss

in capital

that we

could incur

over a

12-month period

as a

result of

our
risks associated with these operational risk categories

at USD 4.0bn as of 31 December 2023. This estimate is

not related
to and does

not take into account

any provisions recognized for any of

these matters and

does not constitute a

subjective
assessment of our actual exposure in any of these

matters.
›
Refer to “Non-financial risk” in the “Risk management

and control” section of this report for more information
›
Refer to “Note 17 Provisions and contingent liabilities”

in the “Consolidated financial statements”

section of this report for more
information
Capital and capital ratios of our significant regulated

subsidiaries
UBS AG has contributed a

significant portion of capital

to, and provided

substantial liquidity to its

subsidiaries. Many of
these

subsidiaries

are

subject

to

regulations

requiring

compliance

with

minimum

capital,

liquidity

and

similar
requirements. Regulatory capital components

and capital ratios

of our

significant regulated subsidiaries

determined under
the regulatory framework of each subsidiary’s home jurisdiction are provided in the “Financial and regulatory key figures for our significant regulated subsidiaries and

sub-groups” section of the UBS Group Annual

Report 2023, available under
“Annual

reporting”

at
ubs.com/investors
.

Supervisory

authorities

generally

have

discretion

to

impose

higher
requirements,

or

to

otherwise

limit

the

activities

of

subsidiaries.

Supervisory

authorities

also

may

require

entities

to
measure capital and leverage

ratios on a stressed basis and

may limit the ability of the

entity to engage in new activities
or take capital actions based on the results of those tests.

›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more capital and
other regulatory information about our significant regulated subsidiaries and sub-groups
Joint liability of UBS AG and UBS Switzerland AG
In June

2015, upon the

transfer of the

Personal & Corporate

Banking and Global

Wealth Management businesses booked
in

Switzerland

from

UBS AG

to

UBS

Switzerland

AG,

UBS AG

and

UBS

Switzerland

AG

assumed

joint

liability

for
obligations

transferred

to UBS

Switzerland

AG and

existing

at

UBS AG,

respectively.

Under certain

circumstances,

the
Swiss

Banking

Act

and

FINMA’s

Banking

Insolvency

Ordinance

authorize

FINMA

to

modify,

extinguish

or

convert

to
common equity liabilities of a bank in connection with a reso lution or insolvency of such bank.
The joint liability amounts have declined

as obligations matured, terminated or were novated following the transfer date.
As

of

31 December

2023,

the

liability

of

UBS

Switzerland

AG

amounted

to

CHF 2.8bn

(USD 3.3bn),

a

decrease

of
CHF 1.2bn

(USD 1.0bn)

compared

with

31 December

2022.

The

respective

liability

of

UBS AG

has

been

substantially
extinguished.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

101
Risk-weighted assets
RWA development in 2023
During 2023, RWA

increased by USD 16.2bn to

USD 334.0bn, primarily driven by

increases of USD 12.7bn due

to asset
size and other

movements and USD 8.0bn due

to currency effects,

partly offset by a

decrease of USD 4.6bn due

to model
updates and methodology changes.

›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information
about RWA movements and definitions of RWA movement key drivers on a UBS Group AG consolidated basis
Movement in risk-weighted assets by key driver
USD bn
RWA as of
31.12.22
Currency
effects
Model updates
and
methodology
changes
Asset size and
other
1
RWA as of
31.12.23
Credit and counterparty credit risk
2

200.4

7.6

0.4

11.7

220.1
Non-counterparty-related risk
3

22.6

0.4

(0.3)

22.7
Market risk

13.5

(0.1)

1.3

14.7
Operational risk

81.4

(4.9)

76.5
Total

317.8

8.0

(4.6)

12.7

334.0
1 Includes the

Pillar 3 categories

“Asset size,”

“Credit quality of

counterparties,” “Acquisitions

and disposals” and

“Other.”

For more information,

refer to the

31 December 2023 Pillar

3 Report, available

under
“Pillar 3 disclosures” at ubs.com/investors.

2 Includes settlement risk, credit

valuation adjustments,

equity exposures in the banking

book, investments in funds

and securitization exposures in

the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences, property,

equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty

credit risk

RWA increased by

USD 19.8bn to USD 220.1bn

as of 31 December

2023. This increase
was mainly driven by asset size and other movements of USD 11.7bn, currency effects of USD 7.6bn and model updates and methodology changes of USD 0.4bn.

Asset size and

other movements

increased RWA

by USD 11.7bn,

mainly driven by

funding provided

by Group Treasury
to Credit Suisse and higher loans in Personal and

Corporate Banking.
Model updates and methodology changes resulted in an RWA increase of USD 0.4bn, mainly driven by increases related
to updates in private equity

and hedge fund financing trades

models, as well as securities financing

transaction models,
partly offset by decreases related

to the recalibration of certain multipliers as a result

of our improvements to models.
›
Refer to “Credit risk” in the “Risk management and

control” section of this report for more information about

credit and
counterparty credit risk developments
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors,

for more information
about credit and counterparty credit risk developments on a UBS

Group AG consolidated basis
Market risk
Market risk RWA

increased by USD 1.2bn

to USD 14.7bn as of

31 December 2023, driven

by an increase

of USD 1.3bn
from asset size and other

movements in Global Markets in

the Investment Bank, partly offset by

a decrease of USD 0.1bn
related to

ongoing parameter

updates of the

value-at-risk (VaR)

model. FINMA approved

the integration

of time decay
into regulatory VaR

and stressed VaR,

which went live on 12 January 2024.

›
Refer to “Market risk” in the “Risk management

and control” section of this report for more information about market risk
developments
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors,

for more information
about market risk developments on a UBS Group

AG consolidated basis
Operational risk

Operational risk RWA decreased

by USD 4.9bn to USD 76.5bn as of 31 December

2023. In the second quarter of 2023,
we reflected

diversification effects

at the

level of

UBS Group

AG consolidated,

which were

partly allocated

to UBS AG
consolidated in the third quarter of 2023.
›
Refer to “Advanced measurement approach model” in the

“Risk management and control” section of this report for

more
information about the AMA model

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

102
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
1
Group

Items
1
Total
RWA
31.12.23
Credit and counterparty credit risk
2

71.1

74.7

2.5

58.5

1.5

11.9

220.1
Non-counterparty-related risk
3

5.6

1.9

0.6

3.8

0.0

10.8

22.7
Market risk

1.6

0.0

11.1

1.6

0.5

14.7
Operational risk

30.2

10.3

3.8

13.1

15.8

3.3

76.5
Total

108.5

86.9

6.9

86.5

18.8

26.4

334.0
31.12.22
Credit and counterparty credit risk
2

68.5

65.0

2.3

57.7

2.2

4.8

200.4
Non-counterparty-related risk
3

5.9

1.9

0.6

3.7

0.0

10.5

22.6
Market risk

1.6

0.0

10.1

0.7

1.1

13.5
Operational risk

37.6

9.1

3.2

21.3

10.1

81.4
Total

113.6

76.0

6.0

92.8

13.0

16.4

317.8
31.12.23 vs 31.12.22
Credit and counterparty credit risk
2

2.6

9.8

0.2

0.7

(0.7)

7.1

19.8
Non-counterparty-related risk
3

(0.3)

0.0

0.0

0.1

0.0

0.3

0.1
Market risk

0.0

0.0

1.0

0.9

(0.6)

1.2
Operational risk

(7.4)

1.1

0.6

(8.2)

5.6

3.3

(4.9)
Total

(5.1)

10.8

0.9

(6.3)

5.9

10.0

16.2
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.

2 Includes settlement

risk, credit valuatio

n

adjustments, equity

exposures in the

banking book, investments

in funds and

securitization exposures in

the banking

book.

3 Non-counterparty-related risk

includes
deferred tax assets recognized

for temporary differences (31 December

2023: USD 11.3bn; 31 December 2022:

USD 10.8bn), as well as

property, equipment, software and other items

(31 December 2023: USD 11.4bn;
31 December 2022: USD 11.8bn).

Leverage ratio denominator
During 2023, the

LRD increased by USD 74.8bn to

USD 1,104.4bn, primarily driven by

increases from asset size

and other
movements of USD 37.5bn and currency effects

of USD 37.3bn.
Movement in leverage ratio denominator by key driver
USD bn
LRD as of

31.12.22
Currency

effects
Asset size and

other
LRD as of

31.12.23
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

817.0

34.3

26.8

878.2
Derivatives

90.3

1.0

2.8

94.0
Securities financing transactions

98.6

0.9

6.6

106.1
Off-balance sheet items

34.6

1.1

1.4

37.2
Deduction items

(11.0)

0.0

(0.1)

(11.1)
Total

1,029.6

37.3

37.5

1,104.4
1 The exposures exclude derivative

financial instruments, cash collateral receivables on

derivative instruments, receivables from securities financing transactions, and margin loans, as well as

prime brokerage receivables
and financial assets at fair value not held for trading, both related to securities financing transactions.

These exposures are presented separately under Derivatives and Securities financing transactions in this table.
The LRD movements described below exclude currency

effects.

On-balance sheet exposures (excluding

derivatives and securities

financing transactions) increased by USD 26.8bn, mainly
driven by

higher trading

portfolio assets due

to a

client-driven increase in

hedging activities

and market-driven movements
in the Investment Bank and higher lending balances, partly

offset by lower cash and central bank balances.
Derivative exposures increased

by USD 2.8bn, primarily in the Investment

Bank, reflecting higher trading volumes

across
products and lower netting, partly offset

by market-driven movements in foreign-currency

and interest-rate contracts.
Securities financing transactions increased by

USD 6.6bn, mainly due to higher collateral sourcing

activities, partly offset
by roll-offs of excess cash reinvestment in Group Treasury.

Off-balance sheet items increased by USD 1.4bn, mainly driven by higher loan commitment across various projects in the
Investment Bank.

›
Refer to “Balance sheet and off-balance sheet” in this

section for more information about balance sheet

movements

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

103
Leverage ratio denominator by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Total

31.12.23
On-balance sheet exposures

337.4

238.7

3.6

203.8

4.0

90.7

878.2
Derivatives

6.0

1.8

0.0

84.0

1.4

0.8

94.0
Securities financing transactions

27.9

16.7

0.1

37.6

1.6

22.2

106.1
Off-balance sheet items

8.7

17.7

0.0

8.2

0.9

1.8

37.2
Items deducted from Swiss SRB tier 1 capital

(5.3)

(0.2)

(1.2)

(0.4)

0.0

(4.1)

(11.1)
Total

374.8

274.8

2.5

333.1

7.9

111.3

1,104.4
31.12.22
On-balance sheet exposures

364.9

223.5

3.6

189.7

2.9

32.4

817.0
Derivatives

5.4

1.5

0.0

80.0

2.5

0.9

90.3
Securities financing transactions

20.5

10.8

0.1

40.4

0.9

26.0

98.6
Off-balance sheet items

8.8

16.6

0.0

6.9

0.0

2.3

34.6
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.2)

(1.2)

(0.4)

0.0

(4.1)

(11.0)
Total

394.5

252.2

2.5

316.7

6.3

57.5

1,029.6
31.12.23 vs 31.12.22
On-balance sheet exposures

(27.5)

15.3

0.0

14.0

1.1

58.3

61.1
Derivatives

0.6

0.4

0.0

3.9

(1.1)

(0.1)

3.8
Securities financing transactions

7.4

5.9

0.0

(2.8)

0.8

(3.8)

7.5
Off-balance sheet items

(0.2)

1.1

0.0

1.2

0.9

(0.5)

2.5
Items deducted from Swiss SRB tier 1 capital

(0.1)

0.0

0.0

0.0

0.0

0.0

(0.1)
Total

(19.7)

22.6

0.0

16.4

1.6

53.9

74.8
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group

Items. Prior periods have been revised to reflect these changes.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

104
Liquidity and funding management
We

manage the

structural risks

of our

balance sheet,

including interest

rate

risk, structural

foreign

exchange

risk and
collateral risk,

as well

as liquidity

and funding

risk. This

section provides information

about liquidity

and funding

regulatory
requirements,

governance, management

(including sources

of liquidity

and funding),

contingency planning,

and stress
testing.

The

balances

disclosed

in

this

section

represent

year-end

positions,

unless

indicated

otherwise.

Intra-period
balances fluctuate in the ordinary course of business

and may differ from year-end positions.
Following the acquisition of the Credit Suisse Group and the corresponding additional disclosure requirements according to FINMA

Circular

2016/1

“Disclosure

–

banks”,

we

disclose

the

liquidity

coverage

ratio

(the

LCR) and

the

net

stable
funding ratio (the NSFR) for UBS AG consolidated for the

first time in this section.
Strategy, objectives and governance
Audited |

Our

management

of

liquidity

and

funding

has

the

overall

objective

of

protecting

our

business

franchises

and
prudently managing

our internal

and regulatory

liquidity and

funding requirements.

We measure

liquidity and

funding
risk using internal

and regulatory

models and metrics.

We define

and implement

internal stress

testing across

different
time horizons,

scenarios and

currencies

to ensure

we have

sufficient liquidity

and funding,

while remaining

compliant
with regulatory

requirements,

primarily expressed

through the

LCR and

the NSFR.

Our liquidity

and funding

strategy is
proposed by Group Treasury and approved by

the Asset and

Liability Committee (ALCO) of

UBS AG, which

is a

committee
of the Group Executive Board (the GEB) that

is overseen by the Risk Committee of the Board

of Directors (the BoD).
Liquidity and

funding limits

and other indicators

(including early-warning indicators)

are set at

UBS AG (consolidated)
and, where appropriate, at legal entity

and business division levels. Key

limits (under the authority of the

BoD) and
indicators

linked

to

these

limits

are

reviewed

and

reconfirmed

at

least

once

a

year

by

the

BoD

of

UBS

AG,

the
Executive Board

of UBS

AG, the

ALCO of

UBS AG

and the

Group Treasurer,

taking into

consideration the

Group’s
business strategy and risk appetite. Treasury Risk Control provides independent oversight over liquidity and funding
risk.
▲
›
Refer to the “Corporate governance”

and “Risk management and control” sections of

this report for more information
Group

Treasury

monitors

and

oversees

the

implementation

and

execution

of

our

liquidity

and

funding

strategy

and
manages liquidity

and funding

risk within

the limits

and other

relevant indicators,

thereby adhering

to the

internal risk
appetite

and regulatory

requirements.

This

includes

close

control

of both

our

cash

and collateral,

including

our

high-
quality

liquid

assets

(HQLA),

and

centralizes

the

Group’s

access

to

wholesale

cash

markets

in

Group

Treasury.

To
complement our business-as-usual management, Group Treasury maintains a Contingency Funding Plan and contributes to plans for recovery and resolution

to define procedures throughout the crisis continuum. Group Treasury reports on the
liquidity and funding status and position, at least monthly, to the

ALCO of UBS AG and the Risk Committee of the

BoD.
Liquidity and funding stress testing
Audited |

Our liquidity

and funding

risk management

aims to

ensure

that the

firm has

sufficient

liquidity and

funding to
survive a severe idiosyncratic

and market-wide liquidity and

funding stress event

without government support, allowing
for discrete management actions.

Group Treasury maintains a

diversified, high-quality pool of

unencumbered liquid assets under

Treasury control. The liquid
asset portfolio is

managed dynamically,

so as to

operate at

all times within

the internal

risk appetite and

other relevant
Group and subsidiary liquidity and funding requirements.
▲
Our liquidity and funding stress testing covers two main stress scenarios: a combined

(market and idiosyncratic) scenario
and a structural market-wide scenario. We continuously refine stress-testing assumptions.
›
Refer to “Risk measurement” in the “Risk management

and control” section of this report for more information about stress
testing
Combined (market and idiosyncratic) scenario
In

this

scenario,

UBS

faces

the

consequences

of

both

a

severely

deteriorated

macroeconomic

and

financial

market
environment and

a UBS-specific

event, resulting

in an

acute loss

of liquidity

over a

relatively short

period of

time. This
scenario represents

severe

yet plausible

events

encompassing

both

market-wide

and idiosyncratic

elements,

in which,
however,

franchise client relationships are materially maintained.
The risk appetite objective of this stress test is to ensure that UBS keeps a cumulative liquidity surplus on each day in the
three-month stress

horizon. The

liquidity gap

is assessed

by modeling

the stressed

liquidity value

of the

liquidity buffer
and stressed liquidity inflows and outflows under the scenario.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

105
Structural market-wide scenario
In this scenario, UBS is subject

to a significant deterioration of

macroeconomic and financial

market conditions globally,
resulting in a requirement

for long-term funding to survive

the liquidity drain and support the

franchise of the business.
Macroeconomic shocks

result in

deteriorated financial

market conditions

over the

scenario horizon

of one

year.

UBS is
assumed to be affected equally relative

to other global financial institutions.
The risk appetite objective of this stress test is to

ensure that UBS maintains a positive cumulative behavioral liquidity gap across the

3-month,

6-month,

9-month

and

12-month

tenors.

The

liquidity

gap

is assessed

by

modeling

the

stressed
liquidity value of the liquidity buffer, and stressed liquidity inflows and outflows under the scenario.

Funding management
Audited |

Group Treasury

monitors our funding position, including concentration

risk, aiming to ensure that we

maintain a
well-balanced

and

diversified

liability

structure.

Our

funding

management

team

looks

to

create

the

optimal

liability
structure to finance our businesses

in a reliable and

cost-efficient manner. Our funding activities are planned by analyzing
the overall liquidity and funding requirements,

taking into account the amount

of stable funding that would be

needed
to support ongoing business activities through periods

of difficult market conditions.
▲
The funding

strategy of

UBS AG

is set

annually in

the Funding

Plan and

is reviewed

on an

ongoing basis.

The Funding
Plan is developed by Group Treasury and approved by the

ALCO of UBS AG.
›
Refer to “Balance sheet and off-balance sheet” in this

section for more information about the development

of our short- and
long-term debt during 2023
Global Wealth Management

and Personal

& Corporate

Banking provide

significant, cost-efficient

and stable

sources of
funding. These include deposits and debt issued through the Swiss central mortgage institutions,

which use a portion of
our portfolio

of Swi

ss

residential

mortgages

as collateral

to generate

long-term

funding.

In addition,

we

have

several
short-, medium-

and long-term funding programs under which we

issue senior unsecured debt and structured

notes, as
well as short-term

debt. These programs

enable UBS to

source funding from

institutional and private

investors who are
active in Europe, the US and

Asia Pacific. Collectively, these

broad product offerings and funding

sources, together with
the global scope of our business activities, support our funding stability.
Internal funding and funds transfer pricing
We use our

global liquidity and funding

framework to govern the

liquidity management of our

branches and subsidiaries.
Group Treasury

meets internal demands for funding

by channeling funds from

entities generating surplus cash to

those
in need of financing, except in circumstances where

transfer restrictions exist.
Funding costs and benefits

are allocated to our

business divisions according to

our liquidity and

funding risk management
framework. Our

internal funds

transfer pricing

system aims

to incentivize

that we

have the

right balance

of assets

and
liabilities in currencies and tenors.
Credit ratings
Credit

ratings can

affect

the cost

and availability

of funding,

especially from

wholesale

unsecured

sources.

Our credit
ratings can

also influence

the performance of

some of

our businesses

and the

levels of

client and

counterparty confidence.
Rating agencies

take into

account a

range of

factors when

assessing creditworthiness

and setting

credit ratings.

These
include

the

company’s

strategy,

its

business

position

and

franchise

value,

stability

and

quality

of

earnings,

capital
adequacy,

risk

profile

and

management,

liquidity

management,

diversification

of

funding

sources,

asset

quality,

and
corporate governance. Credit ratings reflect the

opinions of the rating agencies and can change at any time.
In evaluating

our liquidity

and funding

requirements, we

consider the

potential effect

of a

reduction in

our long-term
credit ratings

and a

corresponding reduction

in short-term

ratings. If

our credit

ratings were

to be

downgraded, rating
trigger clauses could result in an immediate cash settlement or the need to deliver additional collateral to counterparties
from contractual obligations

related to over-the-counter

(OTC) derivative

positions and other

obligations. Based

on our
credit ratings as of 31 December

2023, in the event of a

one-notch reduction in our long-term credit

ratings of UBS AG
and UBS Europe SE,

we would have been

required to provide USD 0.0bn in

cash or other collateral. In

the event of a

two-
notch reduction,

it would

have been

USD 0.3bn and

for a

three-notch downgrade

USD 0.6bn. In

the two-

and three-
notch scenarios the collateral requirements predominantly

relate to OTC derivative positions.
In March

2023, following

the announcement

of planned

acquisition of

the

Credit Suisse

Group, rating

agencies

took
following

actions

regarding

UBS

AG’s

ratings:

Fitch

Ratings

Ireland

Limited

(Fitch)

placed

its

“AA–”

Long-Term

Issuer
Default Rating (IDR) on Rating Watch Negative and Moody’s Investors Service Limited (Moody’s) changed the outlook on its Baseline Credit Assessment and Long-term Senior Debt ratings to Negative. Upon the close of UBS’s acquisition of

the
Credit Suisse Group in

June 2023, Fitch downgraded

the Long-Term IDR of

UBS AG to “A+” from

“AA–” and changed
the outlook to Stable,

while Moody‘s maintained

all the ratings. S&P

Global Ratings Europe

Limited (S&P) affirmed

UBS
AG’s Long-term and Short-term issuer credit rating and

outlook in March 2023 and, more recently, in February 2024.
›
Refer to “Liquidity and funding management are critical

to our ongoing performance” in the “Risk factors”

section of this report
for more information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

106
Contingency Funding Plan
Audited

|

We

maintain

our

Contingency

Funding

Plan

as

a

preparation

and

action

plan,

aiming

to

ensure

we

maintain
sufficient liquidity

to meet

payment obligations

in a liquidity

and funding

stress. The

plan specifies

the processes,

tools
and responsibilities that we

have available to

effectively manage liquidity and

funding through these periods.

Our funding
diversification

and

global

scope

help

to

protect

our

liquidity

position

in

the

event

of

a

crisis. Our

contingent

funding
sources include

our HQLA portfolios,

available Central

Bank eligible non-HQLA

collateral for liquidity

facilities at several
major central banks, contingent reductions of trading portfolio assets, and other actions available to the management.
▲
Liquidity coverage ratio
The LCR measures the

short-term resilience of a

bank’s liquidity profile by

assessing whether sufficient HQLA are

available
to meet expected net cash outflows from a significant

liquidity stress scenario, as defined by the relevant

regulator.
For UBS AG,

HQLA are low-risk

unencumbered assets under the

control of Group

Treasury that are easily

and immediately
convertible into

cash at

little or

no loss

of value,

in order

to meet

liquidity needs.

Our HQLA

predominantly consist

of
assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government

bonds. HQLA
are held by UBS AG and its subsidiaries and

may include amounts that are available to meet funding

and collateral needs
in

certain

jurisdictions

but

are

not

readily

available

for

use

by

UBS AG

consolidated

as

a

whole.

These

limitations

are
typically the result of local regulatory requirements,

including local LCR and large exposure requirements.

Funds that are
effectively restricted

in subsidiaries

and branches

are excluded

from the

calculation of

UBS AG consolidated

HQLA. On
this basis, USD 33.5bn of assets were excluded from

our daily average UBS AG consolidated HQLA for the fourth

quarter
of 2023.

Amounts held

in excess

of local

liquidity requirements

that are

not subject

to other

restrictions are

generally
available for transfer within UBS AG consolidated.
Basel Committee on

Banking Supervision (BCBS) standards

require an LCR

of at least

100%. In a

period of financial stress,
the Swiss

Financial Market Supervisory

Authority (FINMA) may

allow banks

to use

their HQLA and

let their

LCR temporarily
fall below

the

minimum

threshold.

We

monitor

the

LCR

in

all

significant

currencies

in

order

to

manage

any

currency
mismatches between HQLA and the net expected cash outflows

in times of stress.
The daily average LCR of UBS AG consolidated for the fourth

quarter of 2023 was 189.7%
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the LCR on a UBS Group AG consolidated

basis
Liquidity coverage ratio
USD bn, except where indicated Average 4Q23
1
High-quality liquid assets 254.5
Total net cash outflows
2
134.3
Liquidity coverage ratio (%)
3
189.7
1 Calculated based on

an average of

63 data points in

the fourth quarter of

2023.

2 Represents the net

cash outflows expected

over a stress period

of 30 calendar days.

3 Calculated after the

application of
haircuts and inflow and outflow rates, as well as, where applicable,

caps on Level 2 assets and cash inflows.
Too-big-to-fail liquidity requirements
The too-big-to-fail (TBTF)

liquidity requirements communicated

by FINMA in the

third quarter of

2023 became effective
on 1 January 2024. The affected legal entities of UBS AG

consolidated are compliant with these requirements.
Net stable funding ratio
The NSFR framework

is intended to

limit overreliance on short-term

wholesale funding, to

encourage a better assessment
of

funding

risk

across

all

on-

and

off-balance

sheet

items

and

to

promote

funding

stability.

The

NSFR

has

two
components: available stable

funding (ASF), as numerator, and required

stable funding (RSF), as denominator. ASF is the
portion

of

capital

and

liabilities

expected

to

be

available

over

the

period

of

one

year.

RSF

is a

measure

of

the

stable
funding requirement

of assets

based on their

maturity,

encumbrance and

other characteristics,

as well as

the potential
for contingent calls on

funding liquidity from off-balance sheet exposures. The

BCBS NSFR regulatory framework requires
a ratio of at least 100%.
As of 31 December 2023, the NSFR of UBS AG consolidated

was 119.6%.
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the NSFR on a UBS Group AG consolidated

basis

Net stable funding ratio
USD bn, except where indicated 31.12.23
Available stable funding (ASF) 602.6
Required stable funding (RSF) 503.8
Net stable funding ratio (%) 119.6

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

107
Balance sheet and off-balance sheet
Balance sheet
The

balances

disclosed

in

this

section

represent

year-end

positions,

unless

indicated

otherwise.

Intra-period

balances
fluctuate in the ordinary course of business and may differ from year

-end positions. Refer to the “Consolidated financial
statements”

section of this report for more information

about the development of UBS AG’s financial position.
Balance sheet assets
As

of

31 December

2023,

balance

sheet

assets

totaled

USD 1,156.0bn,

an

increase

of

USD 50.6bn

compared

with
31 December 2022.
Lending assets increased by USD 29.1bn, mainly

driven by currency effects of approximately USD 21.0bn. The

movement
not related

to currency

effects

was

mainly

driven

by funding

provided

by Group

Treasury

to Credit

Suisse,

as

well as
increases in

Personal &

Corporate Banking,

primarily reflecting

higher mortgage

loans and

real estate

financing, partly
offset by decreases in Lombard

loans in Global Wealth Management

.

Trading

portfolio assets increased by USD

27.1bn,
mainly in Financing and

Derivatives & Solutions

in the Investment

Bank, reflecting higher

inventory held to

hedge client
positions

and

market-driven

movements.

Securities

financing

transactions

at

amortized

cost

increased

by

USD 6.3bn,
mainly reflecting higher net cash reinvestment

trades in Group Treasury.
These increases

were partly

offset by

a USD 21.1bn decrease

in Derivatives and

cash collateral receivables

on derivative
instruments. The

decrease

was mainly

in Derivatives

&

Solutions and

Financing,

predominantly

reflecting

decreases

in
foreign exchange contracts,

where the contracts in

place at the end of

2023 had lower fair

values than the contracts

in
place at

the end

of 2022, as

well as decreases

in interest

rate contracts,

mainly resulting

from valuation

effects due

to
decreases in

long-term interest

rates.

These decreases

were partly

offset by

market-driven increases

in equity

contracts
reflecting a rise in equity markets.
Assets
As of % change from
USD bn 31.12.23 31.12.22 31.12.22
Cash and balances at central banks

171.8

169.4

1
Lending
1

433.8

404.7

7
Securities financing transactions at amortized cost

74.1

67.8

9
Trading assets

135.1

108.0

25
Derivatives and cash collateral receivables on derivative instruments

164.0

185.1

(11)
Brokerage receivables

20.9

17.6

19
Other financial assets measured at amortized cost

54.3

53.4

2
Other financial assets measured at fair value
2

66.0

61.6

7
Non-financial assets

35.9

37.7

(5)
Total assets

1,156.0

1,105.4

5
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.
Asset encumbrance
The table below provides a breakdown of on- and off-balance sheet assets between encumbered assets, unencumbered assets and assets that cannot be pledged as collateral.
Assets are presented as

Encumbered if they have

been pledged as collateral

against an existing liability

or are otherwise
not available for

securing additional funding.

Included within the

latter category are

assets protected under

client asset
segregation rules, financial

assets for unit-linked

investment contracts, and

assets held in

certain jurisdictions to

comply
with explicit minimum local asset maintenance requirements

.
Assets

that

cannot

be

pledged

as

collateral

represent

assets

that

are

not

encumbered

but

by

their

nature

are

not
considered available to secure funding or meet collateral

needs.
All other

assets are

presented

as Unencumbered.

This

category

consists of

cash and

securities readily

realizable

in the
normal course of business,

which include high-quality liquid assets

and unencumbered positions in the

trading portfolio
of UBS AG.

In addition,

unencumbered assets

include loans

and advances

to customers

and amounts

due from

banks.
Unencumbered assets

that are

considered to

be available

to secure

funding at

the legal

entity level

may be

subject to
restrictions that limit the total amount of assets available to UBS AG as a whole.
›
Refer to “Note 22 Restricted and transferred financial

assets”

in the “Consolidated financial statements” section

of this report for
more information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

108
Asset encumbrance as of 31 December 2023
USD bn
Encumbered
Unencumbered
assets
Assets that
cannot be
pledged as
collateral Total UBS AG
Assets pledged
as collateral
Assets otherwise
restricted and
not available to
secure funding
Balance sheet
Cash and balances at central banks 0.7 0.2 170.8 171.8
Amounts due from banks 2.5

25.6
2
0.1 28.2
Receivables from securities financing transactions measured at amortized cost
74.1 74.1
Cash collateral receivables on derivative instruments 4.7 27.6 32.3
Loans and advances to customers 28.1 0.0 377.5 405.6
Other financial assets measured at amortized cost

7.0
1
3.3 36.7 7.3 54.3
Total financial assets measured at amortized cost 35.9 10.8 610.6 109.1 766.4
Financial assets at fair value held for trading

76.6
1
0.2 58.4 135.1
Derivative financial instruments 131.7 131.7
Brokerage receivables 20.9 20.9
Financial assets at fair value not held for trading

3.1
1
17.8 37.3 5.5 63.8
Total financial assets measured at fair value through profit or loss 79.7 18.0 95.6 158.2 351.5
Financial assets measured at fair value through other comprehensive income 1.8 0.4 2.2
Non-financial assets 0.0 16.5 19.5 35.9
Total balance sheet assets as of 31 December 2023 115.5 30.7 723.0 286.7 1,156.0
Total balance sheet assets as of 31 December 2022 77.6 26.9 698.9 302.0 1,105.4
Off-balance sheet
Fair value of securities accepted as collateral as of 31 December 2023 357.0 5.3 127.1 489.5
Fair value of securities accepted as collateral as of 31 December 2022 331.8 5.6 96.6 434.0
Total balance sheet assets and off-balance sheet securities accepted as collateral as of
31 December 2023
472.6 36.0 850.2 286.7 1,645.5
of which: high-quality liquid assets 261.7
Total balance sheet assets and off-balance sheet securities accepted as collateral as of
31 December 2022
409.4 32.6 795.5 302.0 1,539.5
of which: high-quality liquid assets 239.8
1 Includes assets pledged

as collateral that

may be sold or

repledged by counterparties.

The respective amounts

are disclosed in

“Note 22 Restricted and

transferred financial assets”

in the “Consolidated financial
statements” section of this report.

2 Mainly includes funding provided by Group Treasury to Credit Suisse.
Balance sheet liabilities
Total

liabilities as of 31 December

2023 were USD 1,100.4bn,

an increase of

USD 51.9bn compared

with 31 December
2022.
Customer deposits increased

by USD 28.5bn, driven by currency

effects of approximately

USD 21.3bn and non-foreign-
exchange-related increases of USD 7.2bn, mainly in Personal & Corporate Banking and Global Wealth Management as a
result

of

net

inflows

into

fixed-term

deposit

products,

partly

offset

by

lower

demand

and

sweep

deposits

driven

by
continued shifts into money

market funds and

US-government securities. As of

31 December 2023, the ratio

of customer
deposits to outstanding loans and advances to customers

was at 137% (31 December 2022: 135%).

Debt issued

designated at

fair value

and long-term

debt issued

measured at

amortized cost

increased

by USD 17.1bn.
Debt issued designated at fair value increased

by USD 14.5bn, reflecting net new

issuances and market-driven increases
due to

the rise

in equity

markets. Long-term

debt issued

measured

at amortized

cost increased

by USD 2.7bn,

mainly
driven

by

net

new

issuances

of

covered

bonds

and

debt

issued

through

the

Swiss

central

mortgage

institutions.
Subordinated

debt

remained

stable

during

2023,

with

one

low-trigger

loss-absorbing

tier

2

capital

instrument

of
USD 2.4bn being no longer eligible as a capital instrument as the residual maturity was less than one year. Funding from
UBS Group AG measured at amortized cost increased by USD 11.2bn, mainly reflecting higher on-lends eligible as TLAC.

›
Refer to the “Capital management” section of

this report for more information

Short-term borrowings increased

by USD 12.7bn, mainly due to net

new issuances of commercial paper

and certificates
of deposit in Group Treasury

,

as well as an increase in funding obtained from

US Federal Home Loan Banks.

These

increases

were

partly offset

by a

USD 15.7bn decrease

in Derivatives

and cash

collateral

payables

on derivative
instruments. The decrease was mainly

in Derivatives & Solutions

and Financing, reflecting the same

drivers as on

the asset
side.
Equity
Equity attributable to shareholders decreased

by USD 1,364m to USD 55,234m as of 31 December

2023.

This decrease

was mainly

driven by

the 2022

dividend

distribution of

USD 6,000m

to UBS

Group AG,

partly offset

by
total comprehensive income attributable to shareholders of USD 4,598m

,

reflecting net profit of USD 3,290m and other
comprehensive income (OCI) of USD

1,308m.

OCI mainly included cash flow

hedge OCI of USD 1,400m,

OCI related to
foreign currency

translation

of USD 849m,

negative OCI

related to

own credit

on financial

liabilities designated

at fair
value of USD 790m and negative defined benefit plan OCI

of USD 136m.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

109
In the second quarter of 2023, the share capital currency

of UBS AG was changed from the Swiss franc to the US dollar, as approved

by the

shareholders

at

the

2023

Annual

General

Meeting.

As a

result,

the

nominal

value

per

share

was
changed from CHF 0.10 to USD 0.10,

resulting in a reclassification between share

capital and capital contribution reserve
(presented as

share

premium

in the

consolidated

financial

statements).

Total equity

reported was

not affected

by this
change.
›
Refer to the “UBS AG consolidated performance”

and “Consolidated financial statements” sections

of this report for more
information about OCI
›
Refer to the “Reconciliation of equity under IFRS

Accounting Standards to Swiss SRB common equity tier

1 capital” table in this
section for more information about the effects of OCI on common equity tier 1 capital
Liabilities and equity
As of % change from
USD bn 31.12.23 31.12.22 31.12.22
Short-term borrowings
1

54.0

41.3

31
Securities financing transactions at amortized cost

5.8

4.2

38
Customer deposits

555.7

527.2

5
Funding from UBS Group AG measured at amortized cost

67.3

56.1

20
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

118.8

101.7

17
Trading liabilities

31.7

29.5

7
Derivatives and cash collateral payables on derivative instruments

175.6

191.3

(8)
Brokerage payables

42.3

45.1

(6)
Other financial liabilities measured at amortized cost

12.7

10.4

22
Other financial liabilities designated at fair value

27.4

32.0

(15)
Non-financial liabilities

9.2

9.7

(5)
Total liabilities

1,100.4

1,048.5

5
Share capital

0.4

0.3

14
Share premium

24.6

24.6

0
Retained earnings

28.2

31.7

(11)
Other comprehensive income 3

2.0

(0.1)
Total equity attributable to shareholders

55.2

56.6

(2)
Equity attributable to non-controlling interests

0.3

0.3

(2)
Total equity

55.6

56.9

(2)
Total liabilities and equity

1,156.0

1,105.4

5
1 Consists of

short-term debt issued

measured at

amortized cost and

amounts due to

banks.

2 The

classification of debt

issued measured

at amortized

cost into short-term

and long-term

is based on

original
contractual maturity and therefore

long-term debt also includes

debt with a remaining

time to maturity of

less than one year.

This classification does

not consider any early

redemption features.

3 Excludes other
comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

110
Liabilities by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Short-term borrowings 54.0 41.3 35.6 23.3 4.3 3.8 5.9 4.4
of which: amounts due to banks 16.7 11.6 8.1 4.2 3.9 3.7 0.7 1.1 of which: short-term debt issued
1,2
37.3 29.7 27.6 19.0 0.3 0.1 5.2 3.3
Securities financing transactions at amortized cost
5.8 4.2
5.1 3.6 0.0 0.0 0.3 0.2
Customer deposits 555.7 527.2 236.4 228.0 216.0 199.2 51.5 53.6 of which: demand deposits 146.2 182.3 36.8 48.0 61.5 71.9 24.7 37.4 of which: retail savings / deposits 152.7 149.3 28.9 24.6 119.2 119.0 4.5 5.6 of which: sweep deposits 41.0 69.2 41.0 69.2 0.0 0.0 0.0 0.0 of which: time deposits 215.8 126.3 129.6 86.1 35.4 8.3 22.3 10.6
Funding from UBS Group AG measured at amortized cost
67.3 56.1 44.6 34.7 2.0 2.7 18.9 15.7
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2
118.8 101.7 75.2 63.0 18.8 14.6 14.4 13.7
Trading liabilities 31.7 29.5 12.0 12.1 1.0 0.8 8.9 8.1
Derivatives and cash collateral payables on derivative instruments
175.6 191.3
146.7 160.4 4.1 3.8 15.2 15.8
Brokerage payables 42.3 45.1 31.4 32.3 0.7 0.4 2.4 3.2
Other financial liabilities measured at amortized cost

12.7 10.4 7.6 5.7 1.9 1.6 1.0 0.9
Other financial liabilities designated at fair value
27.4 32.0
5.7 12.8 0.1 0.1 4.1 4.1
Non-financial liabilities

9.2 9.7 2.4 2.8 2.0 1.1 2.5 2.9
Total liabilities 1,100.4 1,048.5 602.7 578.6 251.0 228.1 125.0 122.7
1 Short-term debt issued consists of certificates of deposit, commercial paper,

acceptances and promissory notes, and other money market paper.

2 The classification of debt issued measured at amortized cost into short-term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time to

maturity of less than

one year.

This classification does not

consider any
early redemption features.
Off-balance sheet
In the

normal course

of business,

UBS AG enters

into transactions

where, pursuant

to IFRS

Accounting Standards

,

the
maximum contractual exposure

may not

be recognized in

whole or

in part

on its

balance sheet. These

transactions include
derivative instruments, guarantees,

loan commitments and similar arrangements.
When UBS AG incurs an

obligation or becomes

entitled to an asset

through these arrangements,

it recognizes them on
the balance

sheet. It

should be

noted that

in certain

instances the

amount recognized

on the

balance sheet

does not
represent the full gain or loss potential inherent in such arrangements.
The

following

paragraphs

provide

more

information

about

certain

off-balance

sheet

arrangements.

Additional

off-
balance sheet

information is

primarily provided

in Notes 9,

10, 17,

19, 20h,

22 and

28 in

the “Consolidated

financial
statements” section of this report
.
Guarantees,

loan commitments and similar arrangements
In the

normal course

of business,

UBS AG issues

various forms

of guarantees,

commitments to

extend credit,

standby
and

other

letters

of

credit

to

support

clients,

forward

starting

transactions,

note

issuance

facilities,

and

revolving
underwriting facilities.

With the

exception of

related premiums,

generally these

guarantees and

similar obligations

are
kept as off-balance sheet items, unless a provision

to cover probable losses or expected credit

losses is required.
Guarantees

represent

irrevocable

assurances

that,

subject

to

the

satisfying

of

certain

conditions,

UBS AG

will

make
payments if its clients fail to fulfill

their obligations to third parties. As of

31 December 2023, the net exposure (i.e., gross
values less sub-participations) from guarantees and

similar instruments was USD 31.5bn, compared

with USD 20.6bn as
of 31 December 2022. The increase of USD 10.9bn,

was mainly driven by sponsored repo clearing in

Group Treasury.

Fee
income from issuing guarantees

compared with total net fee

and commission income is insignificant

for both 2023 and
2022.
UBS AG also enters

into commitments to

extend credit

in the form

of credit lines

available to secure

the liquidity needs
of clients. The majority of irrevocable loan commitments range in maturity from one month to three years. During 2023, irrevocable loan

commitments increased

by USD 4.0bn,

mainly in the

Investment Bank,

and committed

unconditionally
revocable credit

lines increased

by USD

3.7bn, mainly

driven by

increases

in facilities

provided

to clients

in Personal

&
Corporate Banking,

as well as currency effects.

Forward starting reverse repurchase agreements increased by USD 6.6bn, in

Group

Treasury,

reflecting

fluctuations

in

levels

of

business

division

activity

in

short-dated

securities

financing
transactions.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

111
Off-balance sheet
As of % change from
USD bn 31.12.23 31.12.22 31.12.22
Guarantees
1,2
31.5 20.6 53
Irrevocable loan commitments
1
44.0 40.0 10
Committed unconditionally revocable credit lines 47.4 43.7 9
Forward starting reverse repurchase agreements 10.4 3.8 173
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.
If customers

fail to

meet their

obligations, the

maximum exposure

to credit

risk of

UBS AG is

generally the

contractual
amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same
risk management

and control

framework.

In 2023,

UBS AG recognized

net credit

loss releases

of USD 13m

related to
irrevocable loan commitments

,

guarantees and

other credit facilities

in the scope

of expected

credit loss measurement,
compared

with

net

credit

loss

releases

of

USD 3m

in

2022.

Provisions

recognized

for

irrevocable

loan

commitments,
guarantees

and

other

credit

facilities

in

the

scope

of

expected

credit

loss

measurement

were

USD 188m

as

of
31 December 2023, compared with USD 201m as of 31

December 2022.
›
Refer to “Note 9 Financial

assets at

amortized

cost and

other positions

in scope

of expected

credit loss

measurement”

and “Note 19
Expected

credit loss

measurement”

in the “Consolidated

financial

statements”

section of this report for more information about
provisions for expected credit losses
For

certain

obligations,

UBS AG

enters

into

partial

sub-participations

to

mitigate

various

risks

from

guarantees

and
irrevocable loan

commitments. A

sub-participation is

an agreement

by another

party to

take a

share of

the loss

in the
event that the obligation is not fulfilled by the obligor and, where applicable, to fund a part of the credit facility. UBS AG
retains the contractual relationship

with the obligor, and

the sub-participant has

only an indirect relationship.

Generally,
UBS AG only enters

into sub-participation

agreements with

banks to which

it ascribes

a credit rating

equal to or

better
than that of the obligor.
UBS AG also provides

representations, warranties and indemnifications to third

parties in the normal course of business.
Support provided to non-consolidated investment funds
In 2023, UBS

AG did not

provide material

support, financial

or otherwise,

to unconsolidated

investment funds

when it
was not contractually obligated to do so, nor does it currently have an intention to do so.
Clearing house and exchange memberships
UBS AG is a member

of numerous securities

and derivative exchanges

and clearing houses. In

connection with some

of
these memberships, UBS AG

may be required

to pay

a share of

the financial obligations

of another member

who defaults,
or UBS AG

may be

otherwise exposed

to additional

financial obligations.

While the

membership rules

vary,

obligations
generally would

arise only

if the

exchange or

clearing house

had exhausted

its resources. UBS AG

considers

the probability
of a material loss due to such obligations to be remote.
Deposit insurance
Swiss banking

law and

the deposit

insurance system

require Swiss

banks and

securities dealers

to jointly

guarantee an
amount

of

up

to

CHF 8bn

for

privileged

client

deposits

in

the

event

that

a

Swiss

bank

or

securities

dealer

becomes
insolvent. As of 31 December 2023, FINMA

estimates UBS AG’s share in the

deposit insurance system to be CHF 1.2bn.
This

represents

a

contingent

payment

obligation

and

exposes

UBS AG

to

additional

risk.

As

of

31 December

2023,
UBS AG considered the probability of a

material loss from its obligations to be remote.
UBS AG is

also subject to,

or is

a member of,

other deposit protection

schemes in other

countries. However, no

contingent
payment obligation existed as of 31 December 2023 from

any other material scheme.
Material cash requirements
The material cash

requirements of UBS AG

as of

31 December 2023 are

represented by the

residual contractual maturities
for non-derivative and

non-trading financial

liabilities included

in the table

presented in

“Note 23b Maturity

analysis of
financial liabilities on an undiscounted basis”

in the “Consolidated financial statements”

section of this report. Included
in the table are debt issued designated at fair value (USD 93.0bn), debt issued measured at amortized cost (USD 73.6bn)
and funding

from UBS

Group AG

measured at

amortized cost

(USD 86.1bn).

The amounts

represent

estimated future
interest and principal payments on an undiscounted

basis.
In

the

normal

course

of

business,

UBS AG

also

issues

or

enters

into

various

forms

of

guarantees,

irrevocable

loan
commitments and other similar arrangements that may result in an outflow of cash in the future. The maturity profile of
these

obligations,

which

are

presented

off-balance

sheet,

are

included

in

“Note 23b

Maturity

analysis

of

financial
liabilities on an undiscounted basis” in the “Consolidated

financial statements” section of this report.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

112
Cash flows
As a global financial institution, our cash

flows are complex and often may bear little

relation to our net earnings and

net
assets.

Consequently,

we believe

that a

traditional cash

flow analysis

is less

meaningful

when evaluating

our liquidity
position

than

the

liquidity,

funding

and

capital

management

frameworks

and

measures

described

elsewhere

in

this
section.
›
Refer to the “Liquidity and funding management”

section of this report for more information
Cash and cash equivalents
As of

31 December

2023,

cash

and

cash

equivalents

totaled

USD 190.5bn,

a

decrease

of

USD 4.7bn

compared

with
31 December

2022,

driven

by net

cash

outflows

from

operating

and

investing

activities.

These

outflows

were

largely
offset

by net

cash inflows

from

financing

activities,

as

well as

positive

foreign

exchange

effects,

mainly

reflecting

the
depreciation of the US dollar against the Swiss franc

in 2023.
Operating activities
Net cash outflows

from operating

activities were

USD 28.2bn in

2023, compared

with inflows

of USD 10.6bn in

2022,
reflecting changes in

operating assets and

liabilities of USD 28.1bn

and other adjustments

to remove the

net impact of
non-cash items,

such as

foreign currency

effects. The

net change

in operating

assets and

liabilities includes

funding of
USD 15bn provided

to Credit

Suisse (included within

amounts due from

banks), as

well as a

USD 16.0bn movement

in
financial assets and

liabilities at fair value

held for trading

and derivative financial

instruments,

USD 6.1bn from brokerage
receivables and payables,

and USD 5.0bn from receivables

from securities financing transactions

measured at amortized
cost. These effects

were partly offset

by a USD 6.5bn

increase in

customer deposits and

a USD 3.7bn decrease

in loans
and advances to customers.

Investing activities
Investing activities resulted

in a net

cash outflow of

USD 4.9bn in 2023,

compared with

USD 12.3bn in 2022,

primarily
related to cash outflows of USD 3.8bn from

net purchases of debt securities measured

at amortized cost.
Financing activities
Financing activities

resulted in a

net cash inflow

of USD 19.7bn

in 2023, compared

with an outflow

of USD 5.3bn

in 2022,
mainly due to net

issuance proceeds of USD 19.0bn from debt designated at fair value and long-term debt measured at
amortized cost,

as well as net

issuances

of short-term debt of USD 7.2bn. These inflows were partly offset by a dividend
distribution

to shareholders

of USD 6.0bn.

›
Refer to “Primary financial statements and share information”

in the “Consolidated financial statements” section

of this report for
more information about cash flows
Statement of cash flows (condensed)
For the year ended
USD bn 31.12.23 31.12.22
Net cash flow from / (used in) operating activities (28.2) 10.6
Net cash flow from / (used in) investing activities (4.9) (12.3)
Net cash flow from / (used in) financing activities 19.7 (5.3)
Effects of exchange rate differences on cash and cash equivalents 8.7 (5.6)
Net increase / (decrease) in cash and cash equivalents (4.7) (12.6)
Cash and cash equivalents at the end of the year 190.5 195.2

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Currency management

113
Currency management
Strategy, objectives and governance
Group Treasury

focuses on three main areas of currency risk management: (i) currency-matched funding and investment of non-US-dollar assets and liabilities; (ii) the sell-down of foreign currency IFRS Accounting Standards profits and losses;
and

(iii) selective

hedging

of

anticipated

non-US-dollar

profits

and

losses

to

further

mitigate

the

effect

of

structural
imbalances in the balance sheet. Group Treasury

also manages structural currency composition across three scopes: UBS
Group AG consolidated, UBS AG consolidated,

and Credit Suisse AG consolidated.
Currency-matched funding and investment of non-US-dollar

assets and liabilities
For monetary balance sheet items and other investments, as far as is practical and efficient, UBS AG follows the principle
of matching the currencies of its assets and liabilities for funding purposes. This avoids profits and losses arising from the
translation of non-US-dollar assets and liabilities.
Net investment hedge accounting is applied to non-US-dollar core investments to balance the effect of foreign exchange
movements on both common equity tier 1 (CET1) capital

and the CET1 capital ratio.
›
Refer to “Note 1 Summary of material accounting

policies” and “Note 25 Hedge accounting” in the

“Consolidated financial
statements”

section of this report for more information
›
Refer to “Capital management” in this section for

more information about UBS AG’s active management of sensitivity to currency movements and the effect thereof on the key ratios
Sell-down of non-US-dollar reported profits and losses
Income statement

items of

foreign

subsidiaries and

branches of

UBS AG with

a functional

currency other

than the

US
dollar

are

translated

into

US

dollars

at

average

exchange

rates.

To

reduce

earnings

volatility

on

the

translation

of
previously

recognized

earnings

in

foreign

currencies,

Group

Treasury

centralizes

the

profits

and

losses

(under

IFRS
Accounting Standards)

arising in UBS AG and its branches and sells or buys the profit or loss for US dollars on a monthly basis. The foreign subsidiaries of UBS AG

follow a similar monthly sell-down process into their

own functional currencies.
Retained earnings

in subsidiaries

and branches

with a

functional currency

other than

the US

dollar are

integrated and
managed as part of UBS AG’s net investment hedge accounting

program.

Annual Report 2023 |
Corporate governance

114
Corporate governance
Management report
Audited information according to the Swiss law and applicable regulatory requirements and guidance
Disclosures

provided

are

in

line

with

the

requirements

of

the

Swiss

Code

of

Obligations

(tables

containing

such
information are marked as “Audited” throughout this section),

as well as other applicable regulations and guidance.

115
Corporate governance
115
Operational structure
115
Share capital structure
116
Shareholders’ participation rights
117
Board of Directors
119
Executive Board
120
Change of control and defense measures
121
Auditors
123
Information policy

Annual Report 2023 |
Corporate governance

115
Corporate governance
UBS AG

is incorporated

and domiciled in

Switzerland and operates

under Art.

620 et

seq. of

the Swiss

Code of

Obligations
and Swiss banking law

as an
Aktiengesellschaft
, a corporation limited

by shares. The addresses

and telephone numbers
of the two registered offices of UBS AG are: Bahnhofstrasse 45, CH-8001 Zurich,

Switzerland, telephone +41-44-234 11
11;

and

Aeschenvorstadt

1,

CH-4051

Basel,

Switzerland,

telephone

+41-61-288

50

50.

The

corporate

identification
number is CHE-101.329.561.

The company was incorporated with unlimited duration on 29

June 1998, when Union Bank of Switzerland (founded in
1862) and

Swiss Bank Corporation

(founded in 1872)

merged to form

UBS AG. UBS

AG is

a regulated bank

in Switzerland
and is 100%

owned by

UBS Group

AG, the ultimate

parent of

the UBS

Group. UBS

AG’s purpose,

in accordance

with
art. 2 of

its Articles

of Association,

as amended

on 4 April

2023, is

the operation

bank and

its scope

extends to

a full
range of financial services activities in Switzerland and abroad.

As a

non-US

company

with

securities listed

on

the

New

York

Stock

Exchange

(the NYSE),

UBS AG

complies

with the
relevant corporate

governance standards

applicable to

foreign private

issuers listing

debt securities.

In addition,

it also
follows

the

standards

established

in

the

Swiss

Code

of

Best

Practice

for

Corporate

Governance.

The

Organization
Regulations of UBS

AG, adopted by the

Board of Directors

of UBS AG (the

BoD) based on

Art. 716b of

the Swiss Code
of

Obligations

and

Art.

25

and

27

of

the

Articles

of

Association

of

UBS

AG

(the

AoA),

constitute

UBS

AG’s

primary
corporate governance guidelines.
Operational structure

Operational structure
As of

31 December

2023,

the

operational

structure

of

the

UBS AG

is composed

of the

Global Wealth

Management,
Personal &

Corporate Banking,

Asset Management,

the Investment

Bank, and

Non-core and

Legacy business

divisions,
as well as Group functions.
›
Refer to the “Our businesses” section of this

report for more information about our business divisions

and Group functions
Share capital structure
Ordinary share capital
In April 2023, the Annual General Meeting (the AGM) approved the conversion of the share capital currency

of UBS AG
from

the

Swiss

franc

to

the

US

dollar.

To

obtain

a

Swiss

franc

nominal

value

per

share

equaling

USD 0.10

after

the
conversion, the AGM also approved a CHF 28,860,895.32568 ordinary reduction of the share capital, and this reduction resulted in a corresponding allocation to the

capital contribution reserve on UBS AG’s

standalone financial statements.
At year-end 2023, UBS

AG had 3,858,408,466 issued

shares,

with a nominal

value of USD 0.10 each,

equating to a share
capital of USD 385,840,846.60.

Under Swiss company

law, shareholders

must approve, in

a general meeting

of shareholders, any

increase or reduction
in the ordinary share capital,

the creation of conditional share capital or the introduction of a capital band.

Conditional share capital
At year-end 2023, the following conditional share

capital was available to the BoD.

–
A maximum of USD 38,000,000,

represented by up to 380,000,000

fully paid registered shares with

a nominal value
of USD 0.10

each, to

be issued

through the

voluntary or

mandatory exercise

of conversion

rights and

/ or

warrants
granted in connection

with the issuance

of bonds or

similar financial instruments

on national or

international capital
markets.

This conditional

capital

allowance

was approved

at the

Extraordinary

General

Meeting (the

EGM) held

on
26 November 2014, having originally been approved at

the AGM of UBS AG

on 14 April 2010. The BoD has

not made
use of such allowance.
›
Refer to article 4a of the AoA for more information

about the terms and conditions of the

issue of shares out of existing
conditional capital – the AoA are available at

ubs.com/governance

Annual Report 2023 |
Corporate governance

116
Capital band,

conversion capital and reserve capital
As of 31 December 2023, UBS AG has not introduced

a capital band, any conversion capital or any reserve

capital.
Shares

UBS AG has

a single class

of shares, which

are registered

shares in the

form of uncertificated

securities (in the

sense of
the Swiss Code of

Obligations) and intermediary

-held securities (in

the sense of the

Swiss Federal Act on

Intermediated
Securities). Each registered

share has a

nominal value

of USD 0.10 and

carries one vote

.

UBS AG imposes

no limitation
on the rights to own its securities.
Dividend distributions

The decision to pay a dividend

and the amount of any dividend

depend on a variety of factors, including

our profits, cash
flow generation and capital ratios.

At the 2024 AGM,

the BoD is proposing

to the shareholder for approval

a dividend of USD 3,000m

for the 2023 financial
year.

As of 31 December

2023, UBS AG

had 3,858,408,466

issued shares with

a nominal

value of USD

0.10 each, equating
to a

share

capital

of USD

385,840,846.60.

All shares

carry

voting rights,

were fully

paid

in and

eligible for

dividends.
There are no preferential

rights associated with these shares, and

no other classes of shares

have been issued by UBS AG.
Shareholders’ participation rights
Voting rights
The sole direct shareholder of UBS AG is UBS Group AG, which holds 100% of UBS AG shares. These shares are entitled to voting rights without restriction.

Statutory quorums
Motions are decided at a general meeting by a majority of the votes represented, excluding blank and invalid ballots. For the approval of

certain specific issues, the

Swiss Code of Obligations

requires a positive

vote from a two-thirds

majority
of the

votes represented

at the given

general meeting

and from

a majority

of the

nominal value

of shares

represented
thereat. Such issues include creating shares with privileged voting rights, introducing restrictions on the transferability of
registered

shares,

creating

contingent

capital

or

introducing

a

capital

band,

conversion

capital

or

reserve

capital

and
restricting or excluding shareholders’ preemptive

rights.

The AoA also require a two-thirds majority of votes represented for approval of any change to their provisions regarding
the number of BoD members, any decision to remove one-quarter or more of the BoD members and any modification to
the provision establishing this qualified quorum.
Convocation of general meetings of shareholders
The AGM

must be held

within six

months of

the close

of the

financial year

(i.e., 31 December).

In 2024, the

AGM will
take place on 23 April.
EGMs

may

be

convened

whenever

the

BoD

or

the

auditors

consider

it

necessary.

Shareholders

individually

or

jointly
representing at least

10% of the

share capital may

at any time,

including during an

AGM, require, by

way of a

written
statement, that an EGM be convened to address a specific

issue they put forward.

Annual Report 2023 |
Corporate governance

117
Board of Directors

The BoD, led by the Chairman, consists of at least 5 and

no more than 12 members, as per our AoA.

The BoD, led

by the Chairman,

decides on the strategy

of UBS AG upon

recommendation by the President

of its Executive
Board (the EB)

and exercises the

ultimate supervision of

management. Its ultimate

responsibility for the

success of UBS AG
is exercised subject to the parameters set by the Group.
Members of the Board of Directors
Board of Directors Position
Initial
election
Step
down UBS business address
Colm Kelleher Chairman of the BoD 2022 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Lukas Gähwiler
Vice Chairman

Member of the Risk Committee
2022 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Jeremy Anderson
Chairperson of Audit Committee 2018 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Claudia Böckstiegel
Member of the BoD 2021 Bahnhofstrasse 45, 8001 Zurich, Switzerland
William C. Dudley Member of the Risk Committee 2019 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Patrick Firmenich Member of the Audit Committee 2021 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Fred Hu Member of the BoD 2018 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Mark Hughes Chairperson of the Risk Committee 2020 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Nathalie Rachou
Member of the Risk Committee 2020 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Julie G. Richardson Chairperson of the Compensation
Committee / Member of the Risk Committee
2017 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Dieter Wemmer
Member of the Audit Committee /

member of the Compensation Committee
2016 23.04.2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Jeanette Wong
Member of the Audit Committee /

member of the Compensation Committee
2019 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Gail Kelly Candidate to the UBS AG Board Proposed
for election
at the 2024
AGM
Bahnhofstrasse 45, 8001 Zurich, Switzerland
›
Refer to the UBS Group Annual Report 2023, available

under “Annual reporting” at
ubs.com/investors , for the biographies of the
members of the BoD
No current

BoD member

has either

an employment

contract

or a

significant business

connection to

UBS or

any of

its
subsidiaries. No member of the BoD currently carries

out operational management tasks within the Group.

All members
of the BoD are therefore non-executive members. Except for

Lukas Gähwiler, no member of the BoD

has carried out over
the past three years operational management tasks within the Group. All members of the

BoD are also members of UBS
Group AG’s Board of Directors, and committee membership is

the same for both entities.

In 2023, the

BoD had three

permanent committees:

the Audit Committee,

the Compensation

Committee and

the Risk
Committee.
Elections and terms of office
UBS AG’s sole shareholder,

UBS Group AG, annually elects each member of the

BoD individually.
Organizational principles and structure
Following

each

AGM,

the

BoD meets

to

appoint

one

or

more

Vice

Chairmen,

the

BoD committee

members

and the
respective committee

Chairpersons. At

the same meeting,

the BoD appoints

the Company Secretary,

who, pursuant to
the Organization Regulations, acts as secretary

to the BoD and its committees.
Pursuant to the AoA and the Organization Regulations, the BoD meets as often as business requires, but it must meet at least six times a year.
BoD committees
The committees listed below

assist the BoD in fulfilling

the performance of its responsibilities.

Each committee meets as
often as its business requires, but at least four times a year for the Audit Committee,

the Compensation Committee and
the Risk Committee.

Annual Report 2023 |
Corporate governance

118
Audit Committee
Throughout

2023,

the

Audit

Committee

consisted

of

the

same

four

independent

BoD

members,

Jeremy

Anderson
(Chairperson), Patrick

Firmenich, Dieter

Wemmer and

Jeanette Wong.

All Audit

Committee members

have accounting
or

related

financial

management

expertise

and,

in

compliance

with

the

rules

established

pursuant

to

the

2002

US
Sarbanes–Oxley Act,

at least

one member

qualifies as

a financial

expert. The

NYSE standards

on corporate

governance
and Rule

10A-3 under

the US

Securities Exchange

Act set

more stringent

independence requirements

for members

of
audit

committees

than

for

the

other

members

of

the

BoD.

Throughout

2023,

all

members

of

the

Audit

Committee
satisfied these requirements, in

that they did not receive, directly

or indirectly,

any consulting, advisory or compensatory
fees from

any member

of the

Group other

than in their

capacity as

a BoD member,

did not hold,

directly or

indirectly,
UBS AG shares in excess of 5% of the outstanding capital, and did not serve on the audit committees of more than two
other

public

companies.

The

function

of

the

Audit

Committee

is

to

support

the

Board

in

fulfilling

its

oversight

duty
relating to financial reporting and internal controls over financial reporting, the effectiveness of the external and internal audit functions, as well as the

whistleblowing procedures. Management

is responsible for the preparation,

presentation
and integrity

of the

financial statements,

while the

external auditors

are

responsible

for auditing

financial statements.
The Audit Committee’s responsibility is one of

oversight and review.
Compensation Committee
Throughout

2023,

the

Compensation

Committee

consisted

of

the

same

three

independent

BoD

members,

Julie

G.
Richardson

(Chairperson),

Dieter

Wemmer

and

Jeanette

Wong.

The

function

of

the

Compensation

Committee

is

to
support the

Board in

its duties

to set

guidelines on

compensation and

benefits, to

oversee implementation

thereof, to
approve certain compensation and to scrutinize executive

performance.
Risk Committee
In

2023,

the

Risk

Committee

consisted

of

four

independent

BoD

members,

Mark

Hughes

(Chairperson),

William

C.
Dudley,

Nathalie

Rachou

and

Julie

G.

Richardson.

After

the

AGM,

the

Vice

Chairman,

Lukas

Gähwiler,

joined

the
committee.

The

function

of

the

Risk

Committee

is

to

oversee

and

support

the

Board

in

fulfilling

its

duty

to

set

and
supervise an appropriate risk management and control

framework in the areas of:

(i)

financial and non-financial risks; and
(ii)

balance sheet, treasury and capital management,

including funding, liquidity and equity attribution.

Cybersecurity governance
Cybersecurity as one of the inherently highest

and most rapidly evolving non-financial

risks is a key focus for the

BoD. It
is primarily

covered

by the

Risk Committee

through a

combination

of (i) regular

reporting as

part

of the

monthly

risk
reports

and quarterly

technology

risk updates,

and (ii)

dedicated

deep-dives

on

specific

cybersecurity

topics,

including
summaries and

assessments of

actual cybersecurity

incidents in

the industry,

assessments of

the firm’s

security posture
and related continuous improvement

measures. In addition, the BoD

members receive periodic updates from

the Group
Chief Information Security Office on key cybersecurity threats and incidents across the globe and industries, and the Risk
Committee regularly organizes education and training

sessions, including cyber exercises, for all BoD

members.
With respect

to the BoD,

Jeremy Anderson, Fred

Hu, Mark Hughes

and Julie G.

Richardson all have

expertise in technology
and cybersecurity.

Mr. Anderson

is an

IT expert,

having started

out as

a software

developer in

the early

1980s, before
working in IT

consulting and

developing a broad

knowledge of systems

integration and

IT outsourcing

services, as well
as software development.

He cemented

his reputation as

a tech specialist

by becoming a

founding sponsor

of KPMG’s
Global Fintech Network in

2014. Mr. Hu has a

Master’s degree in engineering

science from Tsinghua University

and has
vast experience advising and investing in leading firms in the technology sector in China and globally. Mr. Hughes gained
substantial experience overseeing cybersecurity risk as the Group Chief Risk Officer at Royal Bank of Canada. Finally, Ms.
Richardson

has

spent

significant

time with

both

incumbent

and

new

technology

companies,

including

being

a

board
member of a digital knowledge management company, a leading

cloud monitoring firm and a cyber insurance company.
The BoD is

supported in overseeing risk

at the executive management

level by the

cybersecurity expertise of Mike

Dargan,
who is the Group Chief

Operations and Technology Officer, and Markus Ronner,

who is the Group Chief

Compliance and
Governance

Officer.

Mr.

Dargan

is responsible

for

delivering

digital

platforms,

technology

services,

infrastructure,

and
operations,

including

cybersecurity

and

information

security.

Previously,

he

was

Group

Chief

Digital

and

Information
Officer, after leading our Group Technology function since joining UBS in 2016. In addition to this remit, he

was also UBS
Group AG’s

Group Executive

Board (GEB)

sponsor for

our digital

assets strategy

and a

sponsor of

artificial intelligence
and our agile transformation, which were

integrated into his area of responsibility

in 2023. Prior to joining UBS, he

held
various senior roles in technology, corporate strategy and investment banking at Standard Chartered

Bank, Merrill Lynch,
and Oliver

Wyman. Mr.

Ronner has

been with

UBS for

more than

40 years

and held

various positions

across the

firm,
including manager of the Group-wide

too-big-to-fail program, COO Wealth

Management & Swiss Bank, Head

Products
and Services

of Wealth

Management

& Swiss

Bank,

COO

Asset

Management,

and

Head

Group

Internal

Audit.

In his
current position, he

is responsible at

the Group level

for the control

of all non-financial risks,

governmental and regulatory
affairs, and investigations and governance matters.
›
Refer to “Non-financial risk” in the “Risk

management and control” section of this report for information about cybersecurity

Annual Report 2023 |
Corporate governance

119
Important business connections of independent members

of the Board of Directors
As a

global

financial

services

provider

and

a

major

Swiss

bank,

we

enter

into

business

relationships

with

many

large
companies, including some in which our BoD members have

management or independent board responsibilities.

Our

Organization

Regulations

require

one-third

of

UBS AG

BoD

members

to

be

independent.

For

this

purpose,
independence is determined in accordance with FINMA Circular 2017/1

“Corporate governance – banks” and the NYSE
rules.

In 2023, our BoD met the standards of the Organization Regulations for the percentage of directors who are considered
independent under the criteria described above.

All relationships

and transactions

with

UBS

AG’s

independent

BoD members

are

conducted in

the

ordinary

course

of
business

and

are

on

the

same

terms

as

those

prevailing

at

the

time

for

comparable

transactions

with

non-affiliated
persons. All relationships and transactions with BoD members’

associated companies are conducted at arm’s length.
Checks and balances: Board of Directors and Executive Board
We

operate

under a

strict dual

board

structure,

as mandated

by Swiss

banking law.

The separation

of responsibilities
between

the

BoD

and

the

EB

is

clearly

defined

in

the

Organization

Regulations.

The

BoD

decides

on

the

strategy

of
UBS AG,

upon

recommendations

by

the

President

of

the

EB,

and

exercises

ultimate

supervision

over

management;
whereas the EB, headed by the President of the

EB, has executive management responsibility. The functions of Chairman and President of the

EB are assigned to

two different people, leading to a

separation of powers. This structure establishes
checks and

balances and

preserves the

institutional independence

of the

BoD from

the executive

management of

UBS
AG, for which responsibility

is delegated to the

EB, under the

leadership of the

President of the

EB. No member

of one
board may simultaneously be a member of the

other.
Supervision and

control of

the EB remain

with the

BoD. The authorities

and responsibilities of

the two

bodies are

governed
by the AoA and the Organization Regulations.
Although the recruiting process for

BoD and EB members takes

into account a broad spectrum of

factors, such as skills,
backgrounds,

experience

and

expertise,

our

approach

with

regard

to

diversity

considerations

does

not

constitute

a
diversity policy within the

meaning of the EU

Directive on Non-Financial

Reporting, and Swiss

law does not require

UBS
to maintain such a policy.
Executive Board
The BoD delegates the management of the business to the

Executive Board.

Responsibilities, authorities and organizational principles

of the Executive Board
At UBS AG,

management of the

business is also

delegated, and its

EB, under the

leadership of the

President of

the EB,
has executive management

responsibility for UBS

AG and its business.

All members of

the EB are

members of the

GEB.
Sabine Keller-Busse,

who serves as

President UBS

Switzerland AG

and Ulrich Körner,

CEO of Credit

Suisse AG are

both
not member of the EB.
UBS AG

EB

has two

permanent

committees:

the

Asset

and Liability

Committee

(the

ALCO) and

the

Finance

and Risk
Committee (the FRC).

The ALCO

is responsible

for managing

UBS AG’s

assets and

liabilities in

line with

the UBS

AG and

Group strategy

and
regulatory requirements. In 2023, the ALCO held 10 meetings.
The FRC is responsible for supervising and controlling UBS AG’s business, financial and risk profile of the overall UBS AG
standalone as well as the entity’s business activities in Switzerland and cross-jurisdictional branch-related matters, in line
with the UBS AG and Group strategy and regulatory

requirements. The FRC is also responsible for

ensuring the financial
and risk profile of UBS AG

standalone complies with the agreed risk appetite, by

ascertaining that appropriate and timely
actions are taken. In 2023, the FRC held three meetings.

Annual Report 2023 |
Corporate governance

120
Executive Board Position
Initial
appointment
to the EB
Step-down
date UBS business address
Sergio P.

Ermotti
President of the Executive Board
(also from 2011 to 2020)
05.04.2023 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Michelle Bereaux Integration Officer 09.05.2023 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Christian Bluhm
Chief Risk Officer 2016 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Michael Dargan
Chief Operations and Technology Officer 2021 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Suni Harford President Asset Management 2019 01.03.2024 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Naureen Hassan President UBS Americas 2022 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Aleksandar Ivanovic President Asset Management 01.03.2024 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Robert Karofsky
President Investment Bank 2018 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Iqbal Khan
President Global Wealth Management 2019 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Edmund Koh President UBS Asia Pacific 2019 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Barbara Levi General Counsel 2021 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Beatriz Martin
Jimenez
Head Non-core and Legacy and

President UBS Europe, Middle East and
Africa
09.05.2023 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Markus Ronner Chief Compliance and Governance Officer 2018 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Stefan Seiler Head Human Resources & Corporate
Services
09.05.2023 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Todd Tuckner
Chief Financial Officer

(as of 12.06.2023)
09.05.2023 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Ralph Hamers President of the Executive Board 2020 05.04.2023 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
Sarah Youngwood
Chief Financial Officer

2022 12.06.2023 Bahnhofstrasse 45, 8001 Zurich,
Switzerland
›
Refer to the UBS Group Annual Report 2023, available

under “Annual reporting” at
ubs.com/investors , for the biographies of the
members of the EB

Change of control and defense measures
Our Articles

of Association

(the

AoA) do

not

provide

any

measures

for

delaying,

deferring or

preventing

a change

of
control.

Clauses on change of control
Neither

the

terms

regulating

the

BoD

members’

mandate

nor

any

employment

contracts

with

EB

members

contain
change of control clauses.
All employment contracts

with EB members

stipulate a notice

period of six

months. During the

notice period, EB

members
are entitled to their

salaries and the continuation

of existing employment

benefits and may be

eligible to be considered
for a discretionary performance award based on their contribution during their tenure.
In case

of a

change of

control, we

may, at

our discretion,

accelerate the

vesting of

and /

or relax

applicable forfeiture
provisions of employees’ awards.

Annual Report 2023 |
Corporate governance

121
Auditors

Audit is an

integral part of

corporate governance. While

safeguarding their

independence, the

external auditors closely
coordinate their work with Internal Audit (IA). The Audit Committee and, ultimately,

the BoD supervise the effectiveness
of audit work.
›
Refer to “Board of Directors” in this section for more information about the Audit Committee
External independent auditors
The 2023 AGM re-elected Ernst

& Young Ltd (EY) as auditors for

UBS AG for the

2023 financial year. EY assumes virtually
all auditing functions according to

laws, regulatory requests

and the AoA. Robert Jacob is

the EY lead partner in charge
of the overall coordination

of the UBS Group

financial and regulatory

audits and the

co-signing partner of

the financial
audit.

In

2020,

Maurice

McCormick

became

the

lead

audit

partner

for

the

financial

statement

audit

and

has

an
incumbency limit of five years. In 2021, Hannes Smit became the Lead Auditor to the Swiss Financial Market Supervisory
Authority (FINMA),

with an incumbency limit

of seven years.

Daniel Martin has been

the co-signing partner for

the FINMA
audit since 2019, with an incumbency limit of seven years.

During 2023, the Audit Committee held 14 meetings with the external auditors.
Review of UBS AG audit engagement
EU rules

require

UBS Europe

SE, an

indirect

subsidiary of

UBS AG,

to rotate

its external

auditors in

the 2024

financial
year.

In connection with this required

change, and in consideration of governance best

practices, the Board of

Directors
of UBS Group AG considered whether it would propose to shareholders a rotation of the Group auditor concurrent with the change at

UBS Europe SE.

Under the direction

of the Audit

Committee of UBS

Group AG, UBS

Group conducted

a
formal review of the Group

audit engagement including soliciting proposals from potential auditors.

In early 2022, based
on the results of

this assessment, the

Board of Directors

of UBS Group AG

decided to retain

EY as the Group’s

external
auditors.
Audit effectiveness assessment
The Audit Committee

assesses the performance,

effectiveness and

independence of the

external auditors on an

annual
basis. The assessment is generally

based on interviews with senior

management and survey feedback

from stakeholders
across the Group. Assessment criteria include quality of service delivery, quality and competence of the audit team,

value
added

as

part

of

the

audit,

insightfulness,

and

the

overall

relationship

with

EY.

Based

on

its

own

analysis

and

the
assessment results, including

feedback received

as part of the

review of the

Group audit engagement

described above,
the Audit Committee concluded that EY’s audit has been effective.
Fees paid to external independent auditors
UBS AG and its subsidiaries paid the following fees (including expenses) to their external independent auditors.
For the year ended
USD m 31.12.23 31.12.22
Audit
Global audit fees

52

48
Additional services classified as audit (services required

by law or statute, including work of a non-recurring nature mandated by regulators)

5

7
Total audit

57

56
Non-audit
Audit-related fees

10

11
of which: assurance and attestation services

5

6
of which: control and performance reports

5

5
of which: consultation concerning financial accounting and

reporting standards

0

0
Tax fees

1

2
All other fees

0

1
Total non-audit

11

14

Annual Report 2023 |
Corporate governance

122
Special auditors for potential capital increases
At the AGM

on 8 April 2021, BDO

AG was reappointed as

special auditors for

a three-year term of

office. Special auditors
provide audit opinions in connection with potential

capital increases independently from

other auditors.
Services performed and fees
The Audit Committee

oversees all services

provided to

UBS by the

external auditors. For

services requiring

the approval
from

the

Audit

Committee,

a

preapproval

may

be

granted

either

for

a

specific

mandate

or

in

the

form

of

a

blanket
preapproval authorizing

a limited and

well-defined type and

scope of services.

The fees (including

expenses) paid to

EY
are set forth in the table above.

In addition, EY received USD 27m

in 2023 (USD 35m in 2022) for services performed on
behalf of our investment funds, many of which have independent fund boards or trustees.

Audit

work

includes

all

services

necessary

to

perform

the

audit

for

UBS

AG

in

accordance

with

applicable

laws

and
generally

accepted

auditing

standards,

as

well

as

other

assurance

services

that

conventionally

only

the

auditor

can
provide. These include statutory and regulatory audits, attestation services and the review of documents to be filed

with
regulatory

bodies.

The

additional

services

classified

as audit

in 2023

included

several

engagements

for

which

EY

was
mandated at the request of FINMA.
Audit-related

work

consists

of

assurance

and

related

services

traditionally

performed

by

auditors,

such

as

attestation
services related to financial reporting, internal control reviews and performance standard reviews, as well as consultation concerning financial accounting and reporting standards.
Tax

work

involves

services

performed

by

professional

staff

in

EY’s

tax

division

and

includes

tax

compliance

and

tax
consultation with respect to our own affairs.
“Other” services are permitted services, which include technical

IT security control reviews and assessments.

Internal Audit
IA performs the

internal auditing role

for UBS

AG. It is

an independent function

that provides

expertise and

insights to
confirm controls are functioning correctly

and highlight where UBS needs to better manage

current and emerging risks.

IA supports the BoD in discharging its

governance responsibilities by taking a dynamic approach to

audit, issue assurance
and risk assessment, drawing attention to key risks in order to drive action to prevent unexpected loss or damage to the
firm’s

reputation.

To

support

the

achievement

of

UBS’s

objectives,

IA

independently,

objectively

and

systematically
assesses the:
(i)
soundness of UBS AG’s risk and control culture;

(ii)
reliability and integrity of financial and operational

information, including whether activities are properly,

accurately
and completely recorded, and the quality of underlying data

and models; and
(iii) design, operating effectiveness and sustainability of:
–
processes to define strategy and risk appetite, as well as

the overall adherence to the approved strategy;
–
governance processes;

–
risk management, including whether risks are appropriately

identified and managed;

–
internal controls, specifically whether they are commensurate with the risks taken;
– remediation activities; and
–
processes

to

comply

with

legal

and

regulatory

requirements,

internal

policies,

and

UBS

AG’s

constitutional
documents and contracts.
Audit

reports

that

include

significant

issues

are

provided

to

the

President

of

the

EB,

relevant

EB

members

and

other
responsible management. The

Chairman, the

Audit Committee and

the Risk

Committee of the

BoD are

regularly informed
of such issues.
In addition, IA

provides independent assurance on

the effective and sustainable

remediation of control deficiencies

within
its mandate,

taking a

prudent and

conservative

risk-based approach

and assessing

at the

issue level

whether

the root
cause and the potential exposure for the firm have been holistically and sustainably addressed. IA also cooperates closely with risk control functions and internal and external legal advisors on investigations into major control issues.
To ensure IA’s independence from management, the

IA Executive UBS AG reports to

the Chairman of the BoD and

to the
Audit

Committee,

which

assesses

annually

whether

IA

has

sufficient

resources

to

perform

its

function,

as

well

as

its
independence and

performance. In

the Audit

Committee’s assessment,

IA is

sufficiently resourced

to fulfill

its mandate
and

complete

its

auditing

objectives.

IA’s

role,

position,

responsibilities

and

accountability

are

set

out

in

UBS

AG’s
Organization

Regulations

and

the

Charter

for

IA
.
IA

has

unrestricted

access

to

all

accounts,

books,

records,

systems,
property

and

personnel,

and

must

be

provided

with

all

information

and

data

that

it

needs

to

fulfill

its

auditing
responsibilities. IA

also conducts special

audits at

the request

of the

Audit Committee, or

other BoD

members, committees
or the President of the EB in consultation with the Audit

Committee.

IA enhances the efficiency of its work through coordination

and close cooperation with the external auditors.

Annual Report 2023 |
Corporate governance

123
Information policy
We provide regular information to

our shareholder and to the wider financial community.
Financial reports for UBS AG are expected to be published

on the following dates:
First quarter 2024 7 May 2024
Second quarter 2024 27 August 2024
Third quarter 2024 30 October 2024
The annual general meetings of the shareholders of UBS

AG will take place on the following dates:
2024 23 April 2024
2025 10 April 2025
›
Refer to the corporate calendar available at ubs.com/investors for the dates of the publication of

financial reports and other key
dates
Our annual and

quarterly publications are available in

fully online and .pdf

formats

at
ubs.com/investors , under “Financial
information.”

Financial reporting policies
We report UBS

AG’s results for

each financial quarter,

with the exception of

the fourth quarter,

including a breakdown
of results

by business

division

and

disclosures

or key

developments

relating

to

risk

management

and control,

capital,
liquidity and funding management. With the exception of the

fourth quarter, each quarter we publish quarterly financial
reports for UBS AG.
The consolidated financial

statements of

UBS AG are

prepared in accordance

with IFRS Accounting

Standards as issued
by the International Accounting Standards Board.

›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report for
more information about the basis of accounting
US disclosure requirements
As a

foreign private

issuer,

we must

file reports

and other

information, including

certain financial

reports, with

the US
Securities and Exchange Commission (the SEC) under the

US federal securities laws.

An evaluation of the

effectiveness of our

disclosure controls and

procedures (as defined

in Rule 13a–15e)

under the US
Securities Exchange Act of 1934 has been carried out, under the supervision of management,

including the Group CEO,
the Group CFO

and the Group

Controller and

Chief Accounting

Officer. Based on

that evaluation,

the Group

CEO and
the

Group

CFO

concluded

that

our

disclosure

controls

and

procedures

were

effective

as

of

31 December

2023.

No
significant

changes

have

been

made

to

our

internal

controls

or

to

other

factors

that

could

significantly

affect

these
controls subsequent to the date of their evaluation.

Annual Report 2023 |
Financial statements | Consolidated financial

statements

124
Financial statements
Consolidated financial statements

125
Management’s report on internal control over financial
reporting
126
Report of independent registered public accounting firm on
internal control over financial reporting
127
Report of independent registered public accounting firm on
the financial statements
132
UBS AG consolidated financial statements
132
Primary financial statements

and share information
132
Income statement
133
Statement of comprehensive income
134
Balance sheet
135
Statement of changes in equity
137
Share information and earnings per share
138
Statement of cash flows
140
Notes to the UBS AG consolidated financial statements
140 1
Summary of material accounting policies
157 2a
Segment reporting
159
2b
Segment reporting by geographic location
160
Income statement notes
160
3
Net interest income and other net income from
financial instruments measured at fair value through
profit or loss
160 4
Net fee and commission income
161 5
Other income
161 6
Personnel expenses
161
7
General and administrative expenses
162 8
Income taxes
165
Balance sheet notes
165
9
Financial assets at amortized cost and other
positions in scope of expected credit loss
measurement
169
10
Derivative instruments
171 11
Property, equipment and software
171 12
Goodwill and intangible assets
173
13
Other assets
174 14
Customer deposits, and funding from UBS Group
AG
175
15
Debt issued designated at fair value
175 16
Debt issued measured at amortized cost
176 17
Provisions and contingent liabilities
181
18
Other liabilities
182
Additional information
182
19
Expected credit loss measurement
194 20
Fair value measurement
208 21
Offsetting financial assets and financial liabilities
210
22
Restricted and transferred financial assets
212 23
Maturity analysis of assets and liabilities
215 24
Interest rate benchmark reform
215
25
Hedge accounting
220 26
Post-employment benefit plans
226 27
Employee benefits: variable compensation
230
28
Interests in subsidiaries and other entities
234 29
Changes in organization and acquisitions and
disposals of subsidiaries and businesses
235 30
Related parties
237 31
Invested assets and net new money
238 32
Currency translation rates
238
33
Main differences between IFRS Accounting
Standards and Swiss GAAP
241 34
Supplemental guarantor information required
under SEC regulations

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial information

125
Management’s report on internal control over financial

reporting
Management’s responsibility for internal control over financial reporting
The Board of

Directors and management

of UBS AG are

responsible for establishing

and maintaining adequate

internal
control

over

financial

reporting.

UBS

AG’s

internal

control

over

financial

reporting

is

designed

to

provide

reasonable
assurance

regarding

the

preparation

and

fair

presentation

of

published

financial

statements

in

accordance

with

IFRS
Accounting Standards as issued by the International Accounting

Standards Board (IASB).
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
Management’s assessment of internal control over financial reporting as of 31 December
2023
UBS

AG

management

has

assessed

the

effectiveness

of

UBS

AG’s

internal

control

over

financial

reporting

as

of
31 December

2023

based

on

the

criteria

set

forth

by

the

Committee

of

Sponsoring

Organizations

of

the

Treadway
Commission

(COSO)

in

Internal

Control

–

Integrated

Framework

(2013

Framework).

Based

on

this

assessment,
management believes that, as of 31 December 2023, UBS

AG’s internal control over financial reporting was effective.
The effectiveness of

UBS AG’s internal control

over financial reporting as

of 31 December 2022

has been audited by

Ernst
&

Young

Ltd,

UBS

AG’s

independent

registered

public

accounting

firm,

as

stated

in

their

Report

of

the

independent
registered public accounting firm on internal control over financial reporting, which expresses an unqualified opinion on
the effectiveness of UBS AG’s internal control over financial reporting as of 31 December 2023.
Reports of the independent registered public accounting

firm included in this report
The accompanying reports of

the independent registered public accounting

firm on the

consolidated financial statements
Report of

the independent registered

public accounting firm

on the consolidated

financial statements
and internal

control
over financial

reporting

Report

of the

independent registered

public accounting

firm on

internal control

over financial
reporting
of UBS Group

are included

in our filing

on 28 March

2024 with the

Securities and Exchange

Commission on
Form 20-F pursuant to US reporting obligations.

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

Report of Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited UBS AG and subsidiaries' internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, UBS AG and subsidiaries ("the Group") maintained, in all material respects, effective internal control over financial reporting as of 31 December 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2023 and 2022, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2023, and the related notes and our report dated 27 March 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

Ernst & Young Ltd

Ernst & Young Ltd
Basel, 27 March 2024

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial information

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UBS AG and subsidiaries ("the Group") as of 31 December 2023 and 2022, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2023, and the related notes to the consolidated financial statements, including the information identified as "audited" as described in Note 1 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2023 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023, in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 27 March 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group's Board of Directors. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial information

Building a better working world

2

Valuation of complex or illiquid instruments at fair value

Description of the Matter	At 31 December 2023, as explained in Notes 1 and 20 to the consolidated financial statements, the Group held financial assets and liabilities measured at fair value of USD 358,139 million and USD 328,401 million, respectively, including financial instruments that did not trade in active markets. These instruments are reported within the following accounts: financial assets and liabilities at fair value held for trading, derivative financial instruments, financial assets at fair value not held for trading, debt issued designated at fair value, brokerage payables designated at fair value, and other financial liabilities designated at fair value. In determining the fair value of these financial instruments, the Group used valuation techniques, modelling assumptions, and estimates of unobservable market inputs which required significant management judgment. Auditing management's judgments and assumptions used in the estimation of the fair value of these instruments was complex due to the highly judgmental nature of valuation techniques, key modelling assumptions and significant unobservable inputs. Auditing the valuation of complex or illiquid instruments at fair value included consideration of any incremental risks arising from the impact of current macroeconomic influences on valuation techniques and inputs, such as geopolitics and inflation. The valuation techniques that required especially complex judgment were comprised of discounted cash flow and earnings-based valuation techniques. Highly judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the associated extrapolation, interpolation or calibration of curves using limited and proxy data points. Examples of such inputs included unobservable credit spreads and bond prices, and volatility.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management's financial instrument valuation processes, including controls over market data inputs, model and methodology governance, and valuation adjustments. We tested the valuation techniques, models and methodologies, and the inputs used in those models, as outlined above, by performing an independent revaluation of certain complex or illiquid financial assets and liabilities with the support of specialists. We used independent models and inputs and compared inputs to available market data among other procedures. We also independently challenged key judgments in relation to a sample of fair value adjustments. We also assessed management's disclosures regarding fair value measurement (within Notes 1 and 20 to the consolidated financial statements).

Legal provisions and contingent liabilities

Description of the Matter	At 31 December 2023, the Group's provisions for litigation, regulatory and similar matters and contingent liabilities (legal provisions) were USD 1,810 million. As explained in Note 17 to the consolidated financial statements, the Group operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcomes

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial information

Building a better working world

3

may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the legal provisions which have been established.

Auditing management's assessment of legal provisions was complex and judgmental due to the significant subjectivity involved in management's estimate of the amount and probability that an outflow of resources will be required for existing legal matters, including inquiries regarding cross-border wealth management businesses (Note 17b 1). The legal provisions for these matters are based on management's estimation of the amount and likelihood of the occurrence of certain scenarios.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operational effectiveness of management's controls over the legal provision process. Our procedures included testing management's review of the accuracy of the inputs to the estimation of the amount and likelihood of the occurrence of certain scenarios.

Where appropriate, we assessed the methodologies on which the provision amounts were based with the involvement of specialists, recalculated the provisions and tested the underlying information. We inspected internal and external legal analyses of the matters supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the information provided by management and performed inquiries with external counsel as necessary.

We also assessed management's disclosure regarding legal provisions (within Note 17 to the consolidated financial statements).

Recognition of deferred tax assets

Description of the Matter

At 31 December 2023, the Group's deferred tax assets ("DTAs") were USD 9,244 million (see Note 8 to the consolidated financial statements). DTAs are recognized to the extent it is probable that taxable profits will be available, against which applicable deductible temporary differences or the carryforward of unused tax losses within the loss carryforward period can be utilized. There is significant judgment exercised when estimating future taxable income that is not based on the reversal of taxable temporary differences. Management's estimate of future taxable profits is based on its strategic plan that is sensitive to the assumptions made in estimating future taxable income.

Auditing management's assessment of the recognition of the Group's DTAs was complex due to the highly judgmental nature of estimating future taxable profits. Estimating future profitability is inherently subjective as it is sensitive to future economic, market and other conditions, which are difficult to predict, such as the impact of geopolitics, inflation, and interest rates. Specifically, some of the more subjective key macro-economic assumptions used included gross domestic product growth rates, equity market performance, and interest rate expectations.

How We Addressed the

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over DTA valuation, which included the assumptions used in developing the strategic plans and estimating future taxable income.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial information

129

4

Matter in Our Audit

We assessed the completeness and accuracy of the data used for the estimations of future taxable income. This included recalculating the outputs of models applied to the recognition process for DTAs.

We involved specialists to assist in assessing the key economic assumptions embedded in the strategic plans. We compared key assumptions used to forecast future taxable income to externally available historical and prospective data and assumptions and assessed the sensitivity of the outcomes using reasonably possible changes in assumptions.

We also assessed management's disclosure regarding recognized and unrecognized deferred tax assets (within Note 8 to the consolidated financial statements).

Expected credit losses

Description of the Matter

At 31 December 2023, the Group's allowances and provisions for expected credit losses ("ECL") were USD 1,244 million. As explained in Notes 1, 9 and 19 to the consolidated financial statements, ECL is recognized for financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, fee and lease receivables, financial guarantees, and loan commitments not measured at fair value. ECL is also recognized on the undrawn portion of committed unconditionally revocable credit lines, which include the Group's credit card limits and master credit facilities. The allowances and provisions for ECL consists of exposures that are in default which are individually evaluated for impairment (stage 3), as well as losses inherent in the loan portfolio that are not specifically identified (stage 1 and stage 2). Management's ECL estimates represent the difference between contractual cash flows and those the Group expects to receive, discounted at the effective interest rate. The method used to calculate ECL is based on a combination of the following principal factors: probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD").

Auditing management's estimate of the allowances and provisions for ECL was complex due to the highly judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation, their probability weightings, related post-model adjustments, and the credit risk models used to estimate stage 1 and stage 2 ECL. The macroeconomic developments during 2023, including persisting geopolitical tensions and inflation, contributed to further uncertainty and complexity in estimating ECL. As a result, the ECL estimation required higher management judgment, specifically within the following two areas: (i) scenario selection, including assumptions about the scenario severity, underlying macroeconomic variables, and the number of scenarios necessary to sufficiently cover the bandwidth of potential outcomes, as well as related scenario weights and post-model adjustments; and (ii) credit risk models, since the output from historic data based models may not be indicative of current or future conditions.

Additionally, auditing the measurement of individual ECL for stage 3 was complex due to the high degree of judgment involved in management's process for estimating ECL based on assumptions. These assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial information

Building a better working world

5

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of forward-looking economic scenarios used to measure ECL and the probability weighting assigned to such scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, and related post-model adjustments. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices, and evaluated the modelled correlation and translation of those macroeconomic factors to the ECL estimate. We further assessed the appropriateness of the post-model adjustments by considering management's governance process, assumptions used and sensitivity analysis. We also obtained an understanding, evaluated the design and tested the operating effectiveness of controls over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of model input data, calculation logic, and output data used in the overall ECL calculation. With the support of specialists, on a sample basis, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation, reperforming model calculations, and comparing data used as inputs to management's forecast to external sources, among other procedures. For the measurement of stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an evaluation of the assumptions used by management regarding the future cash flows from debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures, on a sample basis. We also assessed management's disclosures regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (within Notes 1, 9 and 19 to the consolidated financial statements).

Ernst & Young Ltd

We have served as the Group's auditor since 1998.

Basel, Switzerland

27 March 2024

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial information

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

132
UBS AG consolidated financial statements
Primary financial statements and share information
Audited |
Income statement
For the year ended
USD m Note 31.12.23 31.12.22 31.12.21
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 3
22,444
11,803
8,534
Interest expense from financial instruments measured at

amortized cost
3
(19,643)
(6,696)
(3,366)
Net interest income from financial instruments measured

at fair value through profit or loss and other
3
1,765
1,410
1,437
Net interest income 3
4,566
6,517
6,605
Other net income from financial instruments measured

at fair value through profit or loss
3
9,934
7,493
5,844
Fee and commission income 4
20,399
20,846
24,422
Fee and commission expense 4
(1,790)
(1,823)
(1,985)
Net fee and commission income 4
18,610
19,023
22,438
Other income 5
566
1,882
941
Total revenues
33,675
34,915
35,828
Credit loss expense / (release) 19
143
29
(148)
Personnel expenses 6
15,655
15,080
15,661
General and administrative expenses 7
11,118
9,001
9,476
Depreciation, amortization and impairment of non-financial

assets
11, 12
2,238
1,845
1,875
Operating expenses
29,011
25,927
27,012
Operating profit / (loss) before tax
4,521
8,960
8,964
Tax expense / (benefit)

8
1,206
1,844
1,903
Net profit / (loss)
3,315
7,116
7,061
Net profit / (loss) attributable to non-controlling interests
25
32
29
Net profit / (loss) attributable to shareholders
3,290
7,084
7,032

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

133
Statement of comprehensive income
For the year ended
USD m Note 31.12.23 31.12.22 31.12.21
Comprehensive income attributable to shareholders
Net profit / (loss)
3,290
7,084
7,032
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
1,747
(869)
(1,046)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
(912)
319
492
Foreign currency translation differences on foreign operations reclassified to the income statement
58
32
(1)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement
(28)
(4)
10
Income tax relating to foreign currency translations, including the effect of net investment hedges
(17)
4
35
Subtotal foreign currency translation, net of tax
849
1
(519)
(510)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
4
(440)
(203)
Net realized (gains) / losses reclassified to the income statement from equity
1
1
(9)
Reclassification of financial assets to Other financial assets measured at amortized cost
2
449
Income tax relating to net unrealized gains / (losses)
0
(3)
55
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
5
6
(157)
Cash flow hedges of interest rate risk 25
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(36)
(5,758)
(992)
Net (gains) / losses reclassified to the income statement from equity
1,745
(159)
(1,073)
Income tax relating to cash flow hedges
(309)
1,124
390
Subtotal cash flow hedges, net of tax
1,400
3
(4,793)
(1,675)
Cost of hedging 25
Cost of hedging, before tax
(19)
45
(32)
Income tax relating to cost of hedging

0
0
6
Subtotal cost of hedging, net of tax
(19)
45
(26)
Total other comprehensive income that may be reclassified to the income statement, net of tax
2,235
(5,260)
(2,368)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans 26
Gains / (losses) on defined benefit plans, before tax
(103)
40
133
Income tax relating to defined benefit plans
(33)
41
(31)
Subtotal defined benefit plans, net of tax
(136)
81
102
Own credit on financial liabilities designated at fair value 20
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
(861)
867
46
Income tax relating to own credit on financial liabilities designated at fair value
71
(71)
0
Subtotal own credit on financial liabilities designated at

fair value, net of tax
(790)
4
796
46
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(927)
877
148
Total other comprehensive income
1,308
(4,383)
(2,220)
Total comprehensive income attributable to shareholders
4,598
2,701
4,813
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
25
32
29
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
2
(14)
(16)
Total comprehensive income attributable to non-controlling interests
27
18
13
Total comprehensive income

Net profit / (loss)
3,315
7,116
7,061
Other comprehensive income

1,311
(4,396)
(2,235)
of which: other comprehensive income that may be reclassified to the income statement
2,235
(5,260)
(2,368)
of which: other comprehensive income that will not be reclassified to the income statement
(924)
864
132
Total comprehensive income

4,625
2,719
4,826
1 Mainly reflects

a significant strengthening

of the Swiss

franc and the

euro against the

US dollar.

2 Effective 1

April 2022, a

portfolio of assets

previously classified as

Financial assets measured

at fair value
through other comprehensive income

was reclassified to

Other financial assets measured

at amortized cost. Refer

to Note 13a for

more information.

3 Mainly reflects net

losses on hedging instruments

that were
reclassified from OCI to the income statement.

4 Mainly reflects a tightening of our own credit spreads.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

134
Balance sheet
USD m Note 31.12.23 31.12.22
Assets
Cash and balances at central banks
171,806
169,445
Amounts due from banks 9
28,206
14,671
Receivables from securities financing transactions measured at amortized cost
9, 21
74,128
67,814
Cash collateral receivables on derivative instruments 9, 21
32,300
35,033
Loans and advances to customers 9
405,633
390,027
Other financial assets measured at amortized cost 9, 13a
54,334
53,389
Total financial assets measured at amortized cost
766,407
730,379
Financial assets at fair value held for trading 20
135,098
108,034
of which: assets pledged as collateral that may be sold or repledged by counterparties
44,524
36,742
Derivative financial instruments 10, 20, 21
131,728
150,109
Brokerage receivables 20
20,883
17,576
Financial assets at fair value not held for trading 20
63,754
59,408
Total financial assets measured at fair value through profit or loss
351,463
335,127
Financial assets measured at fair value through other comprehensive income 20
2,233
2,239
Investments in associates 28b
983
1,101
Property, equipment and software 11
11,044
11,316
Goodwill and intangible assets 12
6,265
6,267
Deferred tax assets 8
9,244
9,354
Other non-financial assets 13b
8,377
9,652
Total assets
1,156,016
1,105,436
Liabilities
Amounts due to banks

16,720
11,596
Payables from securities financing transactions measured at amortized cost 21
5,782
4,202
Cash collateral payables on derivative instruments 21
34,886
36,436
Customer deposits 14a
555,673
527,171
Funding from UBS Group AG measured at amortized cost 14b
67,282
56,147
Debt issued measured at amortized cost 16
69,784
59,499
Other financial liabilities measured at amortized cost 18a
12,713
10,391
Total financial liabilities measured at amortized cost
762,840
705,442
Financial liabilities at fair value held for trading 20
31,712
29,515
Derivative financial instruments 10, 20, 21
140,707
154,906
Brokerage payables designated at fair value 20
42,275
45,085
Debt issued designated at fair value 15, 20
86,341
71,842
Other financial liabilities designated at fair value 18b, 20
27,366
32,033
Total financial liabilities measured at fair value through profit or loss
328,401
333,382
Provisions 17a
2,524
3,183
Other non-financial liabilities 18c
6,682
6,489
Total liabilities
1,100,448
1,048,496
Equity
Share capital
386
338
Share premium
24,638
24,648
Retained earnings
28,235
31,746
Other comprehensive income recognized directly in equity, net of tax
1,974
(133)
Equity attributable to shareholders
55,234
56,598
Equity attributable to non-controlling interests
335
342
Total equity
55,569
56,940
Total liabilities and equity
1,156,016
1,105,436

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

135
Statement of changes in equity
USD m
Share
capital
Share

premium
Retained
earnings
Balance as of 31 December 2020
338
24,580
25,251
Premium on shares issued and warrants exercised
(7)
2
Tax (expense) / benefit
(102)
Dividends
(4,539)
Translation effects recognized directly in retained earnings
18
Share of changes in retained earnings of associates and

joint ventures
1
New consolidations / (deconsolidations) and other increases

/ (decreases)
3
182
Total comprehensive income for the year
7,180
of which: net profit / (loss)
7,032
of which: OCI, net of tax
148
Balance as of 31 December 2021
338
24,653
27,912
Premium on shares issued and warrants exercised
(14)
2
Tax (expense) / benefit
5
Dividends
(4,200)
Translation effects recognized directly in retained earnings
69
Share of changes in retained earnings of associates and

joint ventures
0
New consolidations / (deconsolidations) and other increases

/ (decreases)
4
3
Total comprehensive income for the year
7,961
of which: net profit / (loss)
7,084
of which: OCI, net of tax
877
Balance as of 31 December 2022
338
24,648
31,746
Premium on shares issued and warrants exercised
(19)
2
Tax (expense) / benefit
12
Dividends
(6,000)
Translation effects recognized directly in retained earnings
127
Share of changes in retained earnings of associates and

joint ventures
(1)
Share capital currency change
48
(48)
New consolidations / (deconsolidations) and other increases

/ (decreases)
45
4
0
Total comprehensive income for the year
2,363
of which: net profit / (loss)
3,290
of which: OCI, net of tax
(927)
Balance as of 31 December 2023
386
24,638
28,235
1 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

2 Includes decreases related to recharges by UBS Group AG for share-based compensation awards granted to

employees of UBS AG or

its subsidiaries.

3 Includes the effects related

to the launch of UBS

AG’s new operational

partnership entity with Sumitomo Mitsui

Trust Holdings,

Inc in
2021.

4 Includes an increase of USD
45
m related to the issuance of high-trigger loss-absorbing additional tier 1 capital with an equity conversion feature.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

136
Other comprehensive

income recognized

directly in equity,

net of tax
1
of which:

foreign currency

translation
of which:

financial assets at
fair value through OCI
of which:

cash flow

hedges
Total equity

attributable to

shareholders
Non-controlling

interests Total equity
7,585
5,126
151
2,321
57,754
319
58,073
(7)
(7)
(102)
(102)
(4,539)
(4)
(4,542)
(18)
0
(18)
0
0
1
1
182
12
193
(2,368)
(510)
(157)
(1,675)
4,813
13
4,826
7,032
29
7,061
(2,368)
(510)
(157)
(1,675)
(2,220)
(16)
(2,235)
5,200
4,617
(7)
628
58,102
340
58,442
(14)
(14)
5
5
(4,200)
(9)
(4,209)
(69)
0
(69)
0
0
0
0
(3)
(3)
4
(7)
(3)
(5,260)
(519)
6
(4,793)
2,701
18
2,719
7,084
32
7,116
(5,260)
(519)
6
(4,793)
(4,383)
(14)
(4,396)
(133)
4,098
(4)
(4,234)
56,598
342
56,940
(19)
(19)
12
12
(6,000)
(4)
(6,004)
(127)
0
(127)
0
0
(1)
(1)
0
0
45
(31)
15
2,235
849
5
1,400
4,598
27
4,625
3,290
25
3,315
2,235
849
5
1,400
1,308
2
1,311
1,974
4,947
1
(2,961)
55,234
335
55,569

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

137
Share information and earnings per share
Ordinary share capital
As of 31 December 2023, UBS AG had
3,858,408,466

issued shares (31 December 2022:
3,858,408,466

shares). In the
second quarter

of 2023,

the share

capital currency

of UBS

AG was

changed from

the Swiss

franc to

the US

dollar,

as
approved by shareholders at

the 2023 Annual General Meeting (the

AGM). As a result, the nominal value

per share has
changed from CHF
0.10

to USD
0.10
, resulting in a

reclassification between share capital and capital contribution reserve
(presented

as

share

premium

in

the

consolidated

financial

statements)

and

leading

to

a

share

capital

of
USD
385,840,846.60
. The shares were entirely

held by UBS Group AG.
Conditional share capital
As of

31 December 2023,

the following

conditional share

capital was

available to

the Board

of Directors

(the BoD)

of
UBS AG:

–
A maximum of

USD
38,000,000

represented by up

to
380,000,000

fully paid registered

shares with a

nominal value
of USD
0.10

each, to

be issued

through the

voluntary or

mandatory exercise

of conversion

rights and

/ or

warrants
granted in connection

with the issuance

of bonds or

similar financial instruments

on national or

international capital
markets.

This

conditional

capital

allowance

was

approved

at

the

Extraordinary

General

Meeting

held

on
26 November 2014, having originally

been approved at the AGM of

UBS AG on 14 April

2010. The BoD has not
made use of such allowance.
Capital band, conversion capital and reserve capital
As of 31 December 2023, UBS AG has not introduced a

capital band, any conversion capital or any reserve

capital.
Earnings per share
In 2015,

UBS AG

shares were delisted

from the

SIX Swiss

Exchange and the

New York

Stock Exchange. As

of 31 December
2023,
100
% of UBS AG’s issued

shares were held by UBS

Group AG and therefore were

not publicly traded. Accordingly,
earnings per share information is not provided for UBS AG.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

138
Statement of cash flows
For the year ended
USD m 31.12.23 31.12.22 31.12.21
Cash flow from / (used in) operating activities
Net profit / (loss)
3,315
7,116
7,061
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets
2,238
1,845
1,875
Credit loss expense / (release)
143
29
(148)
Share of net (profit) / loss of associates and joint ventures and impairment related to associates
163
(32)
(105)
Deferred tax expense / (benefit)
(222)
491
432
Net loss / (gain) from investing activities
(225)
(1,515)
(230)
Net loss / (gain) from financing activities
4,919
(16,587)
100
Other net adjustments
1
(10,383)
5,792
3,790
Net change in operating assets and liabilities:
1,2
Amounts due from banks and amounts due to banks
(10,093)
3
(1,088)
2,148
Receivables from securities financing transactions measured at amortized cost
(4,993)
5,690
(1,565)
Payables from securities financing transactions measured at amortized cost
1,543
(1,247)
(751)
Cash collateral on derivative instruments
1,162
73
(3,311)
Loans and advances to customers
3,707
1,653
(26,943)
Customer deposits
6,521
(9,409)
29,349
Financial assets and liabilities at fair value held for trading and derivative financial instruments
(16,017)
8,173
(10,635)
Brokerage receivables and payables
(6,101)
6,019
8,115
Financial assets at fair value not held for trading and other financial assets and liabilities
(4,661)
5,557
19,793
Provisions and other non-financial assets and liabilities
2,325
(437)
2,617
Income taxes paid, net of refunds
(1,541)
(1,495)
(1,026)
Net cash flow from / (used in) operating activities
(28,202)
10,630
30,563
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
(4)
(3)
(1)
Disposal of subsidiaries, associates and intangible assets
109
1,729
593
Purchase of property, equipment and software
(1,283)
(1,478)
(1,581)
Disposal of property, equipment and software
33
161
295
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive income
30
(699)
(750)
Purchase of debt securities measured at amortized cost
(14,244)
(30,792)
(4,922)
Disposal and redemption of debt securities measured at amortized cost
10,435
18,799
4,507
Net cash flow from / (used in) investing activities
(4,924)
(12,283)
(1,860)
Table

continues below.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

139
Statement of cash flows (continued)
Table

continued from above.
For the year ended
USD m 31.12.23 31.12.22 31.12.21
Cash flow from / (used in) financing activities
Net issuance (repayment) of short-term debt measured at amortized cost
7,181
(12,249)
(3,093)
Distributions paid on UBS AG shares
(6,000)
(4,200)
(4,539)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
4
104,551
79,457
98,619
Repayment of debt designated at fair value and long-term debt measured at amortized cost
4
(85,541)
(67,670)
(79,799)
Net cash flows from other financing activities
(501)
(595)
(261)
Net cash flow from / (used in) financing activities
19,690
(5,257)
10,927
Total cash flow
Cash and cash equivalents at the beginning of the year
195,200
207,755
173,430
Net cash flow from / (used in) operating, investing and financing activities
(13,435)
(6,911)
39,630
Effects of exchange rate differences on cash and cash equivalents
1
8,704
(5,645)
(5,306)
Cash and cash equivalents at the end of the year
5
190,469
195,200
207,755
of which: cash and balances at central banks
6
171,723
169,363
192,706
of which: amounts due from banks
6
12,078
13,329
13,822
of which: money market paper
6,7
6,668
12,508
1,227
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
32,576
15,730
11,170
Interest paid in cash
26,711
8,315
4,802
Dividends on equity investments, investment funds and associates received in cash
8
2,241
1,907
2,531
1 Foreign currency translation and foreign exchange effects on operating assets and liabilities and on cash and cash equivalents are presented within the Other net adjustments line. Does not include foreign currency hedge effects related to foreign exchange

swaps.

2 Effective from 2023, UBS AG has refined the presentation in the statement of cash flows and now presents cash flows from Loans and advances to customers,
Customer deposits, Receivables from

securities financing transactions measured at

amortized cost and Payables

from securities financing transactions measured

at amortized cost as separate lines.

The presentation
change has had no effect on Net

cash flows from / (used in) operating

activities. Prior periods have been

aligned with this change in presentation.

3 Mainly reflects funding provided to

Credit Suisse.

4 Includes
funding from UBS Group AG

measured at amortized cost

(recognized on the balance sheet

in Funding from UBS Group

AG) and measured at

fair value (recognized on the

balance sheet in Other

financial liabilities
designated at fair value).

5 USD
4,553
m, USD
4,253
m and USD
3,408
m of Cash and cash

equivalents (mainly reflected in

Amounts due from banks) were

restricted as of 31 December

2023, 31 December 2022
and 31 December 2021, respectively.

Refer to Note 22

for more information.

6 Includes only balances

with an original maturity of

three months or less.

7 Money market paper

is included in the balance

sheet
under Financial assets

at fair value

not held for

trading (31 December

2023: USD
6,345
m; 31 December 2022:

USD
6,048
m; 31 December 2021:

USD
1,066
m), Other financial

assets measured at

amortized cost
(31 December 2023: USD
295
m; 31 December 2022:

USD
6,459
m; 31 December 2021:

USD
141
m) and Financial assets

at fair value

held for trading (31

December 2023: USD
29
m; 31 December 2022:

USD
2
m;
31 December 2021: USD
20
m).

8 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.
Changes in liabilities arising from financing activities
USD m
Debt issued
measured at
amortized cost
of which:
short-term
1
of which:
long-term
2
Debt issued
designated at fair
value
Over-the-
counter debt
instruments
3
Funding from
UBS Group
AG
4
Total
Balance as of 1 January 2022
82,432
43,098
39,334
71,460
2,128
59,635
215,655
Cash flows
(19,390)
(12,249)
(7,141)
13,277
(251)
5,903
(461)
Non-cash changes
(3,543)
(1,173)
(2,370)
(12,895)
(193)
(7,595)
(24,225)
of which: foreign currency translation
(2,233)
(1,173)
(1,061)
(1,405)
(113)
(1,285)
(5,036)
of which: fair value changes
(11,490)
(80)
(1,060)
(12,629)
of which: hedge accounting and other effects
(1,310)
(1,310)
(5,250)
(6,560)
Balance as of 31 December 2022
59,499
29,676
29,823
71,842
1,684
57,943
190,968
Cash flows
7,979
7,181
798
8,433
(122)
9,901
26,191
Non-cash changes
2,306
428
1,878
6,066
4
2,389
10,764
of which: foreign currency translation
1,718
428
1,290
1,033
(50)
766
3,467
of which: fair value changes
5,033
53
374
5,461
of which: hedge accounting and other effects
588
588
1,249
1,836
Balance as of 31 December 2023
69,784
37,285
32,499
86,341
1,566
70,232
227,923
1 Debt with an original contractual maturity of less than one year.

2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption

features.

3 Included in

balance sheet line

Other financial liabilities

designated at fair

value.

4 Includes funding

from UBS Group

AG measured at

amortized cost (refer

to Note 14b)

and
measured at fair value (refer to Note 18b).

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

140
Notes to the UBS AG consolidated financial statements
Note 1

Summary of material accounting policies
The following table provides an overview of information included in this Note.
141
a)
Material accounting policies

141
Basis of accounting
141
1)
Consolidation
141
2)
Financial instruments
141
a.
Recognition
142
b.
Classification, measurement and presentation
146
c.
Loan commitments and financial guarantees
146
d.
Interest income and expense
146
e.
Derecognition
146
f.
Fair value of financial instruments
147
g.
Allowances and provisions for expected credit
losses
150
h.
Restructured and modified financial assets
151
i.
Offsetting
151
j.
Hedge accounting
152
3)
Fee and commission income and expenses
152
4)
Share-based and other deferred compensation plans
153
5)
Post-employment benefit plans
153
6)
Income taxes
154
7)
Investments in associates
154
8)
Property, equipment and software
154
9)
Goodwill
155
10)
Provisions and contingent liabilities
155
11)
Foreign currency translation
156
b)
Changes in accounting policies, comparability
and other adjustments
156
c)
IFRS Accounting Standards and Interpretations
to be adopted in 2024 and later and other
changes

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

141
Note 1

Summary of material accounting policies (continued)

a) Material accounting policies
This Note describes

the material accounting

policies applied in

the preparation

of the consolidated

financial statements
(the Financial

Statements) of

UBS AG and

its subsidiaries

(UBS AG). On

21 March 2024,

the Financial

Statements were
authorized for issue by the Board of Directors

(the BoD).

Basis of accounting
The

Financial

Statements

have

been

prepared

in

accordance

with

IFRS

Accounting

Standards,

as

issued

by

the
International Accounting Standards Board (the IASB),

and are presented in US dollars.
Disclosures marked as audited in the “Risk, capital, liquidity and funding, and balance sheet” section of this report form
an integral part of the Financial Statements. These disclosures relate to requirements under IFRS 7, Financial Instruments:
Disclosures
, and IAS 1,
Presentation of Financial Statements
, and are not repeated in this section.

The

accounting

policies

described

in

this

Note

have

been

applied

consistently

in

all

years

presented

unless

otherwise
stated in Note 1b.

Critical accounting estimates and judgments
Preparation of these Financial Statements under

IFRS Accounting Standards requires management to apply

judgment and make estimates and assumptions that
affect reported amounts of assets, liabilities,

income and expenses and disclosure,

of contingent assets and liabilities,

and may involve significant uncertainty

at the
time they are made. Such estimates and

assumptions are based on the best

available information. UBS AG regularly reassesses such estimates and assumptions, which encompass historical

experience, expectations of

the future and

other pertinent factors,

to determine their

continuing relevance based

on current conditions,
updating them as necessary. Changes in those

estimates and assumptions may have a significant effect on

the Financial Statements. Furthermore, actual results
may differ significantly from UBS AG’s estimates, which could result in significant losses to UBS AG,

beyond what was anticipated or provided for.

The following

areas contain

estimation uncertainty

or require

critical judgment

and have

a significant

effect on

amounts recognized

in the

Financial
Statements:

–
expected credit loss measurement (refer to item 2g in this Note and to Note 19);
–
fair value measurement (refer to item 2f in this Note

and to Note 20);
–
income taxes (refer to item 6 in this Note and to Note

8);
–
provisions and contingent liabilities (refer to item 10 in this

Note and to Note 17);
–
post-employment benefit plans (refer to item 5 in

this Note and to Note 26);
–
goodwill (refer to item 9 in this Note and to Note

12); and
–
consolidation of structured entities (refer to item 1 in this Note and to Note 28).

1) Consolidation

The Financial Statements include the financial statements of UBS AG and its subsidiaries, presented as a single economic entity; intercompany

transactions and

balances have

been eliminated.

UBS AG consolidates

all entities

that it

controls,
including

structured

entities

(SEs),

which

is

the

case

when

it

has:

(i) power

over

the

relevant

activities

of

the

entity;
(ii) exposure to the entity‘s variable returns;

and (iii) the ability to use its power to affect

its own returns.
Consideration is given

to all facts

and circumstances to

determine whether UBS AG

has power over

another entity,

i.e.,
the current ability to direct the relevant activities of an entity when decisions about those activities need to be made.

Subsidiaries,

including

SEs,

are

consolidated

from the

date

when

control

is gained

and deconsolidated

from

the

date
when control ceases. Control, or the lack thereof, is reassessed if facts and circumstances indicate that there is a change
to one or more elements required to establish that control

is present.
Business combinations are

accounted for using

the acquisition method.

The amount of

non-controlling interests,

if any,
is measured at the non-controlling interest’s proportionate

share of the acquiree’s identifiable net assets.

›
Refer to Note 28 for more information
Critical accounting estimates and judgments
Each individual entity is assessed for consolidation in line with the aforementioned consolidation principles. The assessment of control can be complex and
requires

the use

of significant judgment,

in particular in

determining whether UBS AG

has power over

the entity.

As the

nature and

extent of UBS AG’s
involvement is unique for each entity, there is no uniform consolidation outcome by entity.

Certain entities within a class may be consolidated while others may not. When carrying out the consolidation assessment, judgment is exercised considering all the relevant facts and circumstances, including the nature
and activities of the investee, as well as the

substance of voting and similar rights.

›
Refer to Note 28 for more information
2) Financial instruments
a. Recognition
UBS AG generally recognizes

financial instruments when

it becomes a

party to contractual

provisions of an

instrument.
However,

UBS AG does not recognize assets received

in transfers that do not qualify for derecognition

by the transferor
(applying

derecognition

principles

under

IFRS

Accounting

Standards

as

described

in

item

2e

below).

UBS AG

applies
settlement date accounting to all standard purchases

and sales of non-derivative financial instruments.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

142
Note 1

Summary of material accounting policies (continued)
UBS AG

may

act

in

a

fiduciary

capacity,

which

results

in

it

holding

or

placing

assets

on

behalf

of

individuals,

trusts,
retirement benefit

plans and

other institutions.

Unless these

items meet

the definition

of an

asset and

the recognition
criteria are

satisfied, they

are not

recognized on

UBS AG’s balance

sheet and

the related

income is

excluded from

the
Financial Statements.

Client cash balances associated with derivatives clearing

and execution services are not recognized on the

balance sheet
if, through contractual

agreement, regulation

or practice, UBS AG

neither obtains

benefits from

nor controls such

cash
balances.
b. Classification, measurement and presentation
Financial assets

Where the contractual

terms of a debt

instrument result in cash

flows that are

solely payments of principal and

interest
(SPPI) on

the principal

amount outstanding,

the debt

instrument is

classified as

measured at

amortized cost

if it is

held
within a business model that has an objective of holding financial assets to collect contractual cash flows, or at fair value through other

comprehensive income

(FVOCI) if it

is held within

a business model

with the objective

of both collecting
contractual cash flows and selling financial assets.

All other

financial

assets

are measured

at fair

value

through

profit or

loss (FVTPL),

including those

held for

trading

or
those managed on a fair value basis, except for derivatives designated in certain hedge accounting relationships

(refer to
item 2j in this Note for more information).

Business model assessment and contractual cash flow characteristics

UBS AG determines

the nature

of a

business model

by considering

the way

financial assets

are managed

to achieve

a
particular business objective at the time an asset is recognized

.

In assessing

whether contractual

cash flows

are SPPI,

UBS AG considers

whether the

contractual terms

of the

financial
asset

contain

a

term

that

could

change

the

timing

or

amount

of

contractual

cash

flows

arising

over

the

life

of

the
instrument. This assessment includes contractual

cash flows that may vary

due to environmental, social and governance
(ESG) triggers.
Financial liabilities

Financial liabilities measured at amortized cost

Financial liabilities

measured at

amortized cost

include
Debt issued

measured at

amortized cost

and
Funding from

UBS
Group AG measured at amortized cost
. The latter includes contingent capital instruments issued to UBS Group

AG prior
to November 2023 that contain contractual provisions under

which the principal amounts would be written down upon
either a specified common equity tier 1 (CET1) ratio breach or a determination by the Swiss Financial Market Supervisory
Authority (FINMA) that a viability event has occurred. Such contractual provisions are not derivatives, as the underlying is deemed

to

be

a

non-financial

variable

specific

to

a

party

to

the

contract.

Issuances

after

November

2023

include

a
contractual equity

conversion feature

with the

same triggers,

i.e., a

CET1 ratio

breach or

FINMA viability

event. When
the debt is issued in

US dollars, these conversion features are classified as

equity and are accounted for in
Share premium
separately from the amortized cost debt host.
When the legal bail-in mechanism for write-down

or conversion into equity does not form part

of the contractual terms
of issued debt instruments, it does not affect the accounting classification of these instruments as debt or equity.

If a debt were to be written down or converted into equity in a future period, it would be partially or fully derecognized, with

the

difference

between

its

carrying

amount

and

the

fair

value

of

any

equity

issued

recognized

in

the

income
statement.

Financial liabilities measured at fair value through profit or loss

UBS AG designates certain issued debt instruments

as financial liabilities at fair value

through profit or loss, on the

basis
that such financial instruments

include embedded derivatives

that are not

closely related and

which significantly impact
the cash

flows of

the instrument and

/ or

are managed on

a fair

value basis

(refer to the

table below

for more information).
Financial instruments

including embedded

derivatives arise

predominantly from

the issuance

of certain

structured debt
instruments.

Measurement and presentation

After initial

recognition,

UBS AG classifies,

measures

and presents

its financial

assets and

liabilities in

accordance

with
IFRS 9, as described in the table below.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

143
Note 1

Summary of material accounting policies (continued)

Classification, measurement and presentation

of financial assets

Financial assets classification Significant items included Measurement and presentation
Measured at

amortized cost
This classification includes:
– cash and balances at central banks;
– amounts due from banks;
– receivables from securities financing transactions;
– cash collateral receivables on derivative
instruments;
– residential and commercial mortgages;
– corporate loans;
– secured loans, including Lombard loans, and
unsecured loans;
–
loans to financial advisors;

and
–
debt securities held as high-quality liquid

assets
(HQLA).

Measured at amortized cost using the effective interest
method less allowances for expected credit losses

(ECL)
(refer to items 2d and 2g in this Note for more information).
The following items are recognized in the income
statement:
– interest income, which is accounted for in accordance
with item 2d in this Note;
– ECL and reversals; and
– foreign exchange (FX) translation gains and losses.
When a financial asset at amortized cost is derecognized,
the gain or loss is recognized in the income statement.
For amounts arising from settlement of certain derivatives,
see below in this table.

Measured at
FVOCI

Debt
instruments
measured at
FVOCI
This classification primarily includes debt securities
held as HQLA.
Measured at fair value,

with unrealized gains and losses
reported in
Other comprehensive income
, net of applicable
income taxes, until such investments are derecognized.
Upon derecognition, any accumulated balances in
Other
comprehensive income

are reclassified to the income
statement and reported within
Other income.
The following items, which are determined on the

same
basis as for financial assets measured at amortized

cost, are
recognized in the income statement:
– interest income, which is accounted for in accordance
with item 2d in this Note;
– ECL and reversals; and
– FX translation gains and losses.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

144
Note 1

Summary of material accounting policies (continued)

Classification, measurement and presentation

of financial assets

Financial assets classification Significant items included Measurement and presentation
Measured at
FVTPL
Held for

trading
Financial assets held for trading include:
–
all derivatives with a positive replacement value,

except
those that are designated and effective hedging
instruments; and
– other financial assets acquired principally for the
purpose of selling or repurchasing in the near term, or
that are part of a portfolio of identified financial
instruments that are managed together and for

which
there is evidence of a recent actual pattern of short-
term profit taking. Included in this category are debt
instruments (including those in the form of

securities,
money market paper,

and traded corporate and bank
loans) and equity instruments.

Measured at fair value,

with changes recognized in the
income statement.
Derivative assets (including derivatives that

are designated
and effective hedging instruments) are generally
presented as Derivative financial instruments , except those exchange-traded derivatives (ETD) and over-the-counter
(OTC)-cleared derivatives that are legally settled on

a daily
basis or economically net settled on a daily basis,

which
are presented within Cash collateral receivables on
derivative instruments.
Changes in fair value, initial transaction costs,

dividends
and gains and losses arising on disposal or redemption

are
recognized in Other net income from financial
instruments measured at fair value through

profit or loss
,
except interest income on instruments other than
derivatives (refer to item 2d in this Note), interest on
derivatives designated as hedging instruments

in hedges
of interest rate risk and forward points on certain short-
and long-duration FX contracts acting as economic
hedges,

which are reported in
Net interest income.

Changes in the fair value of derivatives that

are
designated and effective hedging instruments are
presented either in the income statement or Other
comprehensive income , depending on the type of hedge
relationship (refer to item 2j in this Note for more
information).
Mandatorily
measured at
FVTPL – Other
Financial assets mandatorily measured at FVTPL that

are
not held for trading include:

– certain structured instruments, certain commercial
loans, and receivables from securities financing
transactions that are managed on a fair value basis;

–
loans managed on a fair value basis,

including those
hedged with credit derivatives;
–
certain debt securities held as HQLA and

managed on a
fair value basis;

–
certain investment fund holdings and assets

held to
hedge delivery obligations related to cash-settled
employee compensation plans;

– brokerage receivables, for which contractual cash flows
do not meet the SPPI criterion because the aggregate
balance is accounted for as a single unit of

account,
with interest being calculated on the individual
components;
–
auction rate securities, for which contractual cash

flows
do not meet the SPPI criterion because interest may

be
reset at rates that contain leverage;
–
equity instruments;

and
– assets held under unit-linked investment contracts.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

145
Note 1

Summary of material accounting policies (continued)

Classification, measurement and presentation

of financial liabilities

Financial liabilities classification Significant items included Measurement and presentation
Measured at amortized cost This classification includes:
–
demand and time deposits;

– retail savings / deposits;
– sweep deposits;
–
payables

from securities financing transactions;

–
non-structured debt issued;

–
subordinated debt;

–
commercial paper and certificates of deposit;

–
obligations against funding from UBS Group AG;

and
– cash collateral payables on derivative instruments.
Measured at amortized cost using the effective interest
method.
When a financial liability at amortized cost is
derecognized, the gain or loss is recognized in the income
statement.

Interest income generated from client deposits
derecognized pursuant to certain deposit sweep

programs
is presented within
Net interest income from financial
instruments measured at fair value through

profit or loss
and other
.
Measured at
FVTPL
Held for trading Financial liabilities held for trading include:
– all derivatives with a negative replacement value
(including certain loan commitments),

except those
that are designated and effective hedging
instruments; and
–
obligations to deliver financial instruments,

such as
debt and equity instruments, that UBS AG has

sold to
third parties but does not own (short positions).
Measurement and presentation of financial liabilities
classified at FVTPL follow the same principles

as for
financial assets classified at FVTPL, except that

the amount
of change in the fair value of a financial liability
designated at FVTPL that is attributable to changes

in
UBS AG’s own credit risk is presented in Other
comprehensive income

directly within
Retained earnings
and is never reclassified to the income statement.
Derivative liabilities (including derivatives that

are
designated and effective hedging instruments)

are
generally presented as Derivative financial instruments ,
except those exchange-traded and OTC-cleared
derivatives that are legally settled on a daily basis

or
economically net settled on a daily basis, which

are
presented within Cash collateral payables on derivative
instruments.
Designated at
FVTPL
Financial liabilities designated

at FVTPL include:
–
issued hybrid debt instruments,

primarily equity-
linked, credit-linked and rates-linked bonds or notes;
–
issued debt instruments managed on a fair

value
basis;
– obligations against funding from UBS Group AG
managed on a fair value basis;
– certain payables from securities financing
transactions;
–
amounts due under unit-linked investment

contracts,
the cash flows of which are linked to financial

assets
measured at FVTPL and eliminate an accounting
mismatch;

and
– brokerage payables, which arise in conjunction with
brokerage receivables and are measured at FVTPL to
achieve measurement consistency.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

146
Note 1

Summary of material accounting policies (continued)
c. Loan commitments and financial guarantees
Loan

commitments

are

arrangements

to

provide

credit

under

defined

terms

and

conditions.

Irrevocable

loan
commitments

are

classified

as:

(i) derivative

loan

commitments

measured

at

fair

value

through

profit

or

loss;

(ii) loan
commitments

designated

at

fair

value

through

profit

or

loss;

or

(iii) loan

commitments

not

measured

at

fair

value.
Financial guarantee contracts are contracts that require UBS AG to make specified payments to reimburse the holder for
an incurred loss because a specified debtor

fails to make payments when due in

accordance with the terms of a specified
debt instrument.
d. Interest income and expense
Interest

income

and

expense

are

recognized

in

the

income

statement

based

on

the

effective

interest

method.

When
calculating the effective interest rate (the EIR) for financial instruments (other than credit-impaired financial instruments),
UBS AG estimates future

cash flows considering

all contractual terms

of the instrument,

but not expected

credit losses,
with

the

EIR

applied

to

the

gross

carrying

amount

of

the

financial

asset

or

the

amortized

cost

of

a

financial

liability.
However,

when

a

financial

asset

becomes

credit

impaired

after

initial

recognition,

interest

income

is

determined

by
applying the EIR

to the amortized

cost of the

instrument, which

represents the

gross carrying

amount adjusted

for any
credit loss allowance.

Upfront fees, including fees on loan commitments not measured at fair value where a loan is expected to be issued, and direct costs are

included within the

initial measurement

of a financial

instrument measured

at amortized

cost or FVOCI
and recognized over the expected life of the instrument

as part of its EIR.
Fees related to loan commitments

where no loan is expected to

be issued, as well as

loan syndication fees where UBS AG
does not

retain a

portion of

the syndicated

loan or

where UBS

AG does

retain a

portion of

the syndicated

loan at

the
same effective yield for comparable risk as other participants, are included in Net fee and commission income and either
recognized over the life of the commitment or when syndication occurs.

›
Refer to item 3 in this Note for more information
Interest

income

on

financial

assets,

excluding

derivatives,

is

included

in

interest

income

when

positive

and

in

interest
expense

when

negative.

Similarly,

interest

expense

on

financial

liabilities,

excluding

derivatives,

is

included

in

interest
expense, except when interest rates are negative,

in which case it is included in interest income.

›
Refer to item 2b in this Note and Note 3

for more information
e. Derecognition

Financial assets
UBS AG

derecognizes

a

transferred

financial

asset,

or

a

portion

of

a

financial

asset,

if

the

purchaser

has

obtained
substantially all the risks and rewards of the asset or a significant part of the risks and rewards combined with a practical ability to sell or pledge the asset.

Where

financial

assets

have

been

pledged

as

collateral

or

in

similar

arrangements,

they

are

considered

to

have

been
transferred

if the

counterparty

has received

the contractual

rights to

the

cash flows

of the

pledged assets,

as

may be
evidenced

by,

for

example,

the

counterparty’s

right to

sell or

repledge

the

assets.

In

transfers

where

control

over

the
financial

asset

is

retained,

UBS AG

continues

to

recognize

the

asset

to

the

extent

of

its

continuing

involvement,
determined by the extent to which it is exposed to changes

in the value of the transferred asset following the transfer.

›
Refer to Note 22 for more information

Financial liabilities
UBS AG derecognizes

a financial

liability when

it is

extinguished,

i.e., when

the

obligation

specified

in the

contract

is
discharged, canceled or expires. When an existing financial liability is exchanged for a new one from the same lender on substantially

different

terms,

or

the

terms

of

an

existing

liability

are

substantially

modified,

the

original

liability

is
derecognized

and

a

new

liability

recognized

with

any

difference

in

the

respective

carrying

amounts

recorded

in

the
income statement.

Certain OTC derivative

contracts and most

exchange-traded futures and option

contracts cleared through central

clearing
counterparties

and exchanges are

considered to be

settled on a

daily basis, as

the payment or

receipt of a

variation margin
on a daily basis represents a legal or economic settlement,

which results in derecognition of the associated derivatives.
›
Refer to Note 21 for more information

f. Fair value of financial instruments
UBS AG

accounts

for

a

significant

portion

of

its

assets

and

liabilities

at

fair

value.

Fair

value

is

the

price

on

the
measurement date

that would be received

for the sale of

an asset or paid

to transfer a liability in

an orderly transaction
between market

participants in the

principal market,

or in the most

advantageous market

in the absence

of a principal
market.

›
Refer to Note 20 for more information

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

147
Note 1

Summary of material accounting policies (continued)

Critical accounting estimates and judgments
The use of valuation techniques, modeling assumptions and estimates of unobservable market inputs in the fair valuation of

financial instruments requires
significant

judgment

and

could

affect

the

amount

of

gain

or

loss

recorded

for

a

particular

position.

Valuation

techniques

that

rely

more

heavily

on
unobservable inputs

and sophisticated

models inherently

require a

higher level

of judgment

and may

require adjustment

to reflect

factors that

market
participants would consider in estimating fair value,

such as close-out costs, which are presented in Note 20d.

UBS AG’s governance

framework over

fair value

measurement is described

in Note 20b,

and UBS AG provides

a sensitivity analysis

of the

estimated effects
arising from changing significant unobservable

inputs in Level 3 financial instruments to reasonably

possible alternative assumptions in Note

20f.

›
Refer to Note 20 for more information
g. Allowances and provisions for expected credit losses
ECL are

recognized for

financial assets

measured at

amortized cost,

financial assets

measured at

FVOCI, fee

and lease
receivables,

financial

guarantees,

and

loan

commitments

not

measured

at

fair

value.

ECL

are

also

recognized

on

the
undrawn

portion

of

committed

unconditionally

revocable

credit

lines,

which

include

UBS AG’s

credit

card

limits

and
master credit

facilities,

as UBS

AG is

exposed to

credit

risk because

the borrower

has the

ability

to draw

down funds
before UBS AG can take credit risk

mitigation actions.
Recognition of expected credit losses

ECL are recognized on the following basis.
–
Stage 1 instruments: Maximum 12-month ECL

are recognized from initial

recognition, reflecting the portion

of lifetime
ECL that would result

if a default occurs

in the 12 months

after the reporting date,

weighted by the risk

of a default
occurring.

–
Stage 2 instruments: Lifetime ECL are

recognized if a significant

increase in credit risk

(an SICR) is observed

subsequent
to

the

instrument’s

initial

recognition,

reflecting

lifetime

cash

shortfalls

that

would

result

from

all

possible

default
events over the

expected life

of a financial

instrument, weighted

by the risk

of a default

occurring. When

an SICR is
no longer observed, the instrument will move back to stage

1.
–
Stage 3 instruments:

Lifetime ECL

are always

recognized for

credit-impaired financial

instruments, as

determined by
the occurrence

of one

or more

loss events,

by estimating

expected cash

flows based

on a

chosen recovery

strategy.
Credit-impaired exposures

may include

positions for

which no

allowance has

been recognized,

for example

because
they are expected to be fully recoverable through collateral held.
–
Changes in lifetime ECL since initial recognition are also

recognized for assets that are purchased credit impaired (PCI).
PCI financial

instruments include

those that

are purchased

at a

deep discount

or newly

originated with

a defaulted
counterparty;

they remain a separate category until derecognition.

All or part

of a financial

asset is written

off if it

is deemed uncollectible

or forgiven. Write-offs

reduce the principal

amount
of a claim

and are charged against

related allowances for credit

losses. Recoveries, in part or

in full, of

amounts previously
written off are generally credited to
Credit loss expense / (release)
.

ECL are recognized in the income statement in Credit loss expense / (release) . A corresponding ECL allowance is reported as a decrease

in the carrying

amount of financial

assets measured at

amortized cost on

the balance sheet.

For financial
assets that

are measured

at FVOCI,

the carrying

amount is

not reduced,

but an

accumulated

amount is

recognized in
Other comprehensive

income
. For

off-balance sheet

financial instruments

and other

credit lines,

provisions for

ECL are
presented in
Provisions.
Default and credit impairment
UBS AG applies a single definition of

default for credit risk management

purposes, regulatory reporting and ECL,

with a
counterparty classified as defaulted based on quantitative

and qualitative criteria.

›
Refer to the “Risk management and control” section of this

report for more information
Measurement of expected credit losses
IFRS 9 ECL reflect

an unbiased, probability

-weighted estimate

based on loss

expectations resulting

from default

events.
The method

used to

calculate ECL

applies the

following principal

factors: probability

of default

(PD), loss

given default
(LGD) and

exposure

at default

(EAD). Parameters

are generally

determined on

an individual

financial asset

level. Based
on the materiality of

the portfolio, for

credit card

exposures and personal

account overdrafts

in Switzerland, a portfolio
approach is applied that

derives an average PD

and LGD for

the entire portfolio. PDs

and LGDs used in

the ECL calculation
are point-in-time(PIT)-based

for key

portfolios and

consider both

current conditions

and expected

cyclical changes.

For
material portfolios, PDs

and LGDs are determined

for different scenarios, whereas EAD projections are

treated as scenario
independent.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

148
Note 1

Summary of material accounting policies (continued)
For the

purpose

of determining

the ECL

-relevant

parameters,

UBS AG

leverages

its Basel

III advanced

internal

ratings-
based (A-IRB)

models that

are

also used

in determining

expected

loss (EL)

and risk-weighted

assets under

the Basel III
framework and Pillar 2 stress loss models. Adjustments have been made to these models and IFRS 9-related models have been developed that consider the complexity, structure and

risk profile of relevant portfolios and take account

of the fact
that PDs and LGDs used in the ECL calculation are PIT-based, as opposed to the corresponding Basel III through-the-cycle
(TTC)

parameters.

All

models

that

are

relevant

for

measuring

expected

credit

losses

are

subject

to

UBS AG’s

model
validation and oversight processes.

Probability of default:
PD represents the probability

of a default over a

specified time period. A 12-month

PD represents
the probability of default determined for the next 12 months and a lifetime PD represents the probability of default over
the remaining lifetime

of the instrument.

PIT PDs are

derived from TTC

PDs and scenario

forecasts. The modeling

is region,
industry and

client segment

specific and considers

both macroeconomic

scenario dependencies

and client-idiosyncratic
information.
Exposure at default:
EAD represents an estimate of

the exposure to credit

risk at the time

of a potential default occurring,
considering expected repayments, interest payments and accruals,

discounted at the EIR. Future drawdowns on facilities
are considered through

a credit conversion

factor (a CCF)

that is reflective

of historical

drawdown and default

patterns
and the characteristics of the respective portfolios.
Loss given default:
LGD represents an estimate

of the loss at the time of a potential

default occurring,

taking into account
expected

future

cash

flows

from

collateral

and

other

credit

enhancements,

or

expected

payouts

from

bankruptcy
proceedings

for unsecured claims

and, where applicable,

time to realization

of collateral and

the seniority of

claims. LGD is
commonly expressed

as a percentage

of EAD.
Estimation of expected credit losses
Number of scenarios and estimation of scenario weights
Determination

of probability-weighted

ECL requires evaluating

a range of

diverse and

relevant future economic

conditions,
especially

with a view to

modeling the

non-linear effect

of assumptions

about macroeconomic

factors on the

estimate.

To accommodate

this requirement,

UBS AG

uses different

economic

scenarios

in the

ECL calculation.

Each

scenario

is
represented by

a specific

scenario

narrative,

which

is relevant

considering

the exposure

of key

portfolios to

economic
risks, and for

which a set

of consistent macroeconomic variables

is determined. The

estimation of the

appropriate weights
for

these

scenarios

is

predominantly

judgment-based.

The

assessment

is

based

on

a

holistic

review

of

the

prevailing
economic or

political conditions,

which

may exhibit

different

levels of

uncertainty.

It takes

into account

the impact

of
changes in the nature and severity of the underlying scenario narratives and the projected economic variables.

The determined weights constitute

the probabilities that

the respective set of

macroeconomic conditions will

occur and
not that the chosen particular narratives with the related

macroeconomic variables will materialize.
Macroeconomic and other factors
The range

of macroeconomic,

market and

other factors

that is

modeled as

part of

the scenario

determination is

wide,
and historical information

is used to support

the identification of

the key factors.

As the forecast

horizon increases, the
availability of

information decreases,

requiring an

increase

in judgment.

For cycle-sensitive

PD and

LGD determination
purposes, UBS AG

projects the

relevant economic

factors for

a period

of three

years before

reverting, over

a specified
period, to cycle-neutral PD and LGD for longer-term

projections.

Factors relevant

for ECL

calculation vary

by type

of exposure.

Regional and

client-segment characteristics

are generally
taken into account, with specific focus on Switzerland and

the US, considering UBS AG’s key ECL-relevant portfolios.
For

UBS AG,

the

following

forward-looking

macroeconomic

variables

represent

the

most

relevant

factors

for

ECL
calculation:

–
gross domestic product (GDP) growth rates, given their significant effect on borrowers’ performance;

–
unemployment rates, given their significant effect on private clients’ ability to meet contractual obligations;

–
house price indices, given their significant effect on mortgage collateral valuations;

–
interest rates, given their significant effect on counterparties’

abilities to service debt;

–
consumer price

indices, given

their overall

relevance for

companies’ performance,

private clients’

purchasing power
and economic stability; and
–
equity indices, given that they are an important factor

in UBS AG’s corporate rating tools.

Scenario generation, review process and governance
A team of economists,

which is part of

Group Risk Control,

develops

the forward-looking

macroeconomic assumptions
with involvement from a broad range

of experts.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

149
Note 1

Summary of material accounting policies (continued)

The scenarios,

their weights

and the

key macroeconomic

and other

factors are

subject to

a critical

assessment by

the
IFRS 9 Scenario

Sounding Sessions

and ECL

Management

Forum, which

include senior

management

from Group

Risk
and Group

Finance. Important

aspects for

the review

include whether

there may

be particular

credit risk

concerns that
may not be capable

of being addressed systematically

and require post-model adjustments

for stage allocation and

ECL
allowance.

The

Group

Model

Governance

Committee

(the

GMGC),

as

the

highest

authority

under

UBS AG’s

model

governance
framework, ratifies the decisions taken by the ECL Management

Forum.

›
Refer to Note 19 for more information

ECL measurement period

The period for which

lifetime ECL are

determined is based on

the maximum contractual

period that UBS AG

is exposed
to

credit

risk,

taking

into

account

contractual

extension,

termination

and

prepayment

options.

For

irrevocable

loan
commitments and

financial guarantee

contracts, the

measurement period

represents

the maximum

contractual period
for which UBS AG has an obligation to extend credit.
Additionally, some financial instruments include both an on-demand loan and a revocable undrawn commitment, where the contractual cancellation right does not limit UBS

AG’s exposure to credit risk to the contractual notice period,

as the
client has

the ability to

draw down funds

before UBS AG can

take risk-mitigating actions.

In such

cases UBS AG is

required
to estimate

the period

over which

it is

exposed to

credit risk.

This applies

to UBS AG’s

credit card

limits, which

do not
have a defined

contractual maturity

date, are callable

on demand and

where the drawn

and undrawn components

are
managed as one

exposure. The exposure

arising from UBS

AG’s credit card

limits is not

significant and is

managed at a
portfolio level, with

credit actions triggered

when balances are

past due. An

ECL measurement

period of seven

years is
applied for credit card limits,

capped at 12 months

for stage 1 balances, as a proxy

for the period that UBS AG

is exposed
to credit risk.
Customary master credit

agreements in the

Swiss corporate market

also include

on-demand loans and

revocable undrawn
commitments.

For

smaller

commercial

facilities,

a

risk-based

monitoring

(RbM)

approach

is

in

place

that

highlights
negative

trends

as

risk

events,

at

an

individual

facility

level,

based

on

a

combination

of

continuously

updated

risk
indicators. The risk

events trigger additional

credit reviews by

a risk officer,

enabling informed credit decisions

to be taken.
Larger

corporate

facilities

are

not

subject

to

RbM,

but

are

reviewed

at

least

annually

through

a

formal

credit

review.
UBS AG has

assessed these

credit risk

management practices

and considers

both the

RbM approach

and formal

credit
reviews

as

substantive

credit

reviews

resulting

in

a

re-origination

of

the

given

facility.

Following

this,

a

12-month
measurement period from the reporting date

is used for both

types of facilities as

an appropriate proxy of the

period over
which UBS AG

is exposed

to credit

risk, with

12 months

also used

as a

look-back period

for assessing

an SICR,

always
from the respective reporting date.
Significant increase in credit risk

Financial instruments subject

to ECL are

monitored on an

ongoing basis. To

determine whether the

recognition of a
maximum 12

-month ECL

continues to

be appropriate,

an assessment

is

made as

to whether

an SICR

has occurred
since initial recognition of the financial instrument, applying both quantitative and qualitative factors.

Primarily, UBS AG assesses changes in

an instrument’s risk of default

on a quantitative basis by

comparing the annualized
forward-looking and scenario-weighted lifetime PD of an

instrument determined at two different dates:

–
at the reporting date; and

– at inception of the instrument.
If, based on

UBS AG’s quantitative

modeling, an

increase exceeds

a set threshold,

an SICR

is deemed to

have occurred
and the instrument is transferred to stage 2 with lifetime

ECL recognized.
The threshold

applied varies

depending on

the original

credit quality

of the

borrower, with

a higher

SICR threshold

set
for those

instruments with

a low

PD at

inception. The

SICR assessment

based on

PD changes

is made

at an

individual
financial asset

level. A

high-level overview

of the

SICR trigger,

which is

a multiple

of the

annualized remaining

lifetime
PIT

PD expressed

in rating

downgrades,

is provided

in the

“SICR thresholds”

table

below. The

actual

SICR

thresholds
applied are defined on a more granular level by interpolating between the values shown in the table.
SICR thresholds
Internal rating at origination

of the instrument
Rating downgrades /
SICR trigger
0–3 3
4–8 2
9–13 1
›
Refer to the “Risk management and control” section of this

report for more details about UBS AG’s internal rating system

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

150
Note 1

Summary of material accounting policies (continued)

Irrespective of

the SICR

assessment based

on default

probabilities, credit

risk is

generally deemed

to have

significantly
increased for an instrument if contractual payments

are more than 30 days past due. For certain

less material portfolios,
specifically the Swiss

credit card portfolio, the

30-day past due

criterion is used

as the primary

indicator of an

SICR. Where
instruments are transferred

to stage 2 due

to the 30-day

past due criterion,

a minimum period

of six months

is applied
before a

transfer back

to stage 1 can

be triggered,

where applicable.

For instruments

in Personal &

Corporate Banking
and Global

Wealth Management

Region Switzerland

that

are between

90 and

180

days past

due but

have not

been
reclassified to stage 3, a one-year period is applied before a transfer back to stage 1 can be triggered.
Additionally,

based

on

individual

counterparty-specific

indicators,

external

market

indicators

of

credit

risk

or

general
economic conditions, counterparties may be moved to a watch list, which is used as a secondary qualitative indicator for an

SICR.

Exception

management

is

further

applied,

allowing

for

individual

and

collective

adjustments

on

exposures
sharing the same credit risk characteristics to take account of specific situations that are not otherwise fully reflected.

In general, the overall SICR determination process does not

apply to Lombard loans, securities financing transactions and certain

other

asset-based

lending

transactions,

because

of

the

risk

management

practices

adopted,

including

daily
monitoring processes

with strict

margining. If

margin calls

are not

satisfied, a

position is

closed out

and classified

as a
stage 3 position. In exceptional cases, an individual adjustment and a transfer into stage 2 may be made to take account of specific facts.
Credit risk

officers are

responsible for

the identification

of an

SICR, which

for accounting

purposes is

in some

respects
different

from

internal

credit

risk

management

processes.

This

difference

mainly

arises

because

ECL

accounting
requirements are instrument-specific, such that

a borrower can have multiple

exposures allocated to different stages, and
maturing loans in stage 2 will migrate to stage 1 upon renewal irrespective of the actual credit risk at that time. Under a
risk-based

approach,

a

holistic

counterparty

credit

assessment

and

the

absolute

level

of

risk

at

any

given

date

will
determine what risk-mitigating actions may be warranted.
›
Refer to the “Risk management and control” section of this

report for more information
Critical accounting estimates and judgments
The calculation of ECL requires

management to apply significant

judgment and make estimates

and assumptions that can

result in significant changes to

the
timing and the amount of ECL recognized.

Determination of a significant increase in

credit risk

IFRS 9 does not include a definition of what constitutes an

SICR, with UBS AG’s assessment considering qualitative and quantitative criteria. An IFRS 9 ECL
Management Forum has been established to

review and challenge the SICR results.
Scenarios, scenario weights and macroeconomic

variables

ECL reflect

an unbiased

and probability-weighted amount,

which UBS AG

determines by

evaluating a

range of

possible outcomes.

Management selects
forward-looking

scenarios

that

include

relevant

macroeconomic

variables

and

management’s

assumptions

around

future

economic

conditions.

IFRS 9
Scenario Sounding

Sessions,

in addition

to the IFRS

9 ECL

Management Forum,

are in place

to derive,

review and

challenge the

scenario selection

and weights,
and to determine whether any additional post-model

adjustments are required that may significantly affect ECL.

ECL measurement period
Lifetime ECL are generally

determined based upon

the contractual maturity

of the transaction, which

significantly affects ECL. For

credit card limits and

Swiss
callable master credit

facilities, judgment is required,

as UBS AG must

determine the period over

which it is

exposed to credit

risk. A seven-year

period is
applied for credit card limits, capped at 12 months for

stage 1 positions, and a 12-month period

applied for master credit facilities.

Modeling and post-model adjustments
A number of

complex models have

been developed or

modified to calculate

ECL, with additional

post-model adjustments required

that may significantly
affect ECL. The models are governed by UBS AG’s model validation controls and approved by the GMGC. The post-model adjustments are approved by the
ECL Management Forum and endorsed by the

GMGC.
A sensitivity analysis covering key macroeconomic

variables, scenario weights and SICR trigger

points on ECL measurement is provided in Note 19f.

›
Refer to Note 19 for more information
h. Restructured and modified financial assets
When payment default is expected,

or where default has already occurred, UBS AG may grant concessions to borrowers in financial difficulties that

it would not consider

in the normal course of

its business, such as preferential

interest rates,
extension of maturity,

modifying the schedule of repayments, debt / equity

swap, subordination, etc.

›
Refer to the “Risk management and control” section of this

report for more information
Modifications result in an

alteration of future contractual cash

flows and can

occur within UBS AG’s normal risk

tolerance
or as part of a credit

restructuring where a counterparty

is in financial difficulties. The

restructuring or modification of

a
financial asset

could lead

to

a

substantial change

in

the

terms

and conditions,

resulting

in

the

original

financial

asset
being

derecognized

and

a

new

financial

asset

being

recognized.

Where

the

modification

does

not

result

in

a
derecognition, any difference between

the modified contractual cash

flows discounted at the

original EIR and

the existing
gross carrying amount of the given financial asset is recognized in the income statement as a modification gain or loss.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

151
Note 1

Summary of material accounting policies (continued)
i. Offsetting
UBS AG presents financial assets and liabilities on its

balance sheet net if (i) it has a

legally enforceable right to set off the
recognized

amounts

and

(ii) it

intends

either

to

settle

on

a

net

basis

or

to

realize

the

asset

and

settle

the

liability
simultaneously.

Netted

positions

include,

for

example,

certain

derivatives

and

repurchase

and

reverse

repurchase
transactions with various counterparties, exchanges and clearing houses.
In

assessing

whether

UBS AG

intends

to

either

settle

on

a

net

basis,

or

to

realize

the

asset

and

settle

the

liability
simultaneously, emphasis is

placed on the effectiveness

of operational settlement

mechanics in eliminating

substantially
all credit and liquidity exposure between the counterparties. This condition precludes offsetting on the balance sheet for
substantial amounts of UBS AG’s financial assets

and liabilities, even though they may be

subject to enforceable netting
arrangements. Repurchase arrangements

and securities financing transactions

are presented net

only to the extent

that
the settlement

mechanism

eliminates, or

results in

insignificant, credit

and liquidity

risk, and

processes the

receivables
and payables in a single settlement process or cycle.
›
Refer to Note 21
for more information

j. Hedge accounting
UBS AG applies hedge accounting requirements of

IFRS 9 where the criteria for documentation and hedge effectiveness are met.

If a

hedge relationship

no longer

meets the

criteria for

hedge accounting,

hedge accounting

is discontinued.
Voluntary discontinuation of

hedge accounting is not permitted under IFRS 9.
Fair value hedges of interest rate risk related to

debt instruments and loan assets
The

fair

value

change

of

the

hedged

item

attributable

to

a

hedged

risk

is reflected

as

an

adjustment

to

the

carrying
amount

of

the

hedged

item

and

recognized

in

the

income

statement

along

with

the

change

in

the

fair

value

of

the
hedging instrument.
Fair value hedges of FX risk related to debt instruments
The fair value change of the hedged item attributable

to the hedged risk is reflected

in the measurement of the hedged
item and

recognized

in the

income statement

along with

the change

in the

fair value

of the

hedging instrument.

The
foreign currency basis spread of cross-currency swaps designated as hedging derivatives is excluded from the

designation
and accounted

for

as a

cost of

hedging with

amounts

deferred

in
Other

comprehensive

income

within
Equity
.

These
amounts are released to the income

statement over the term of the hedged item.
Discontinuation of fair value hedges
Discontinuations for reasons

other than

derecognition of the

hedged item result

in an

adjustment to the

carrying amount,
which

is

amortized

to

the

income

statement

over

the

remaining

life

of

the

hedged

item

using

the

effective

interest
method. If the hedged item is derecognized, the unamortized fair value adjustment or deferred cost of hedging amount
is recognized immediately in the income statement

as part of any derecognition gain or loss.
Cash flow hedges of forecast transactions
Fair value gains or

losses associated with the

effective portion of derivatives designated as

cash flow hedges for cash

flow
repricing

risk are

recognized

initially

in
Other

comprehensive

income

within
Equity

and reclassified

to
Interest

income
from financial

instruments measured

at amortized

cost and

fair value

through other

comprehensive income

or
Interest
expense

from

financial

instruments

measured

at

amortized

cost

in

the

periods

when

the

hedged

forecast

cash

flows
affect profit

or loss, including

discontinued hedges

for which forecast

cash flows are

expected to

occur.

If the

forecast
transactions

are

no

longer

expected

to occur,

the

deferred

gains

or

losses

are

immediately

reclassified

to the

income
statement.
Hedges of net investments in foreign operations
Gains or losses

on the hedging

instrument relating

to the

effective portion

of a

hedge are

recognized directly

in
Other
comprehensive income

within
Equity
, while any gains

or losses relating to

the ineffective and

/ or undesignated portion
(for example, the

interest element of

a forward contract) are

recognized in the

income statement. Upon

disposal or partial
disposal of the foreign

operation, the cumulative

value of any

such gains or losses

recognized in
Equity

associated with
the entity is reclassified to Other income .
Interest Rate Benchmark Reform

UBS AG

continued

hedge

accounting

during

the

period

of uncertainty

before

existing

interest

rate

benchmarks

were
replaced with

alternative risk-free

interest rates. During

this period, UBS AG

assumed that

the current

benchmark rates
would continue to

exist, such that

forecast transactions were considered highly probable and

hedge relationships remain,
with little or

no consequential impact on

the financial statements. Upon

replacement of existing interest rate benchmarks
by alternative risk-free interest

rates, UBS AG applied the

requirements of
Amendments to IFRS 9, IAS 39,

IFRS 7, IFRS 4
and IFRS 16 (Interest Rate Benchmark Reform – Phase 2) , where applicable .
›
Refer to Note 25 for more information

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

152
Note 1

Summary of material accounting policies (continued)
3) Fee and commission income and expenses
UBS AG earns fee income from the diverse range of services it provides to its clients. Fee income can be divided into two broad

categories:

fees

earned from

services

that

are

provided

over

a

certain

period

of time,

such

as

management

of
clients’ assets, custody services

and certain advisory

services; and fees

earned from PIT services,

such as underwriting fees,
deal-contingent merger and acquisitions

fees, and brokerage fees (e.g.,

securities and derivatives execution

and clearing).
UBS AG recognizes fees earned from PIT services

when it has fully provided the service

to the client. Where the contract
requires services to be provided

over time, income is recognized on a systematic

basis over the life of the agreement.
Consideration

received

is allocated

to the

separately

identifiable performance

obligations

in a

contract.

Owing to

the
nature

of

UBS AG’s

business,

contracts

that

include

multiple

performance

obligations

are

typically

those

that

are
considered to include a

series of similar performance

obligations fulfilled over time

with the same pattern

of transfer to
the client, e.g., management

of client assets and

custodial services. As

a consequence, UBS AG

is not required to

apply
significant judgment in allocating the consideration received across the various performance obligations.
PIT services

are generally

for a

fixed price

or dependent

on deal size,

e.g., a

fixed number

of basis

points of trade

size,
where the amount of revenue is known when the performance obligation is met. Fixed-over-time fees are recognized on a straight-line

basis over

the performance period.

Custodial and asset

management fees

can be

variable through

reference
to

the

size

of

the

customer

portfolio.

However,

they

are

generally

billed

on

a

monthly

or

quarterly

basis

once

the
customer’s

portfolio

size

is

known

or

known

with

near

certainty

and

therefore

also

recognized

ratably

over

the
performance

period.

UBS AG

does

not

recognize

performance

fees

related

to

management

of

clients’

assets

or

fees
related to contingencies beyond UBS AG’s control until such

uncertainties are resolved.

UBS AG’s fees are generally earned from

short-term contracts. As a result, UBS AG’s contracts do

not include a financing
component or

result in

the recognition

of significant

receivables or

prepayment assets.

Furthermore, due

to the

short-
term nature of such contracts,

UBS AG has not capitalized

any material costs to

obtain or fulfill a contract

or generated
any significant contract assets or liabilities.
UBS AG presents expenses primarily in

line with their nature in the

income statement, differentiating between

expenses
that

are

directly

attributable

to the

satisfaction

of

specific

performance

obligations

associated

with

the

generation

of
revenues, which are generally

presented within
Total revenues

as
Fee and commission expense
, and those

that are related
to

personnel,

general

and

administrative

expenses,

or

depreciation

and

amortization

which

are

presented

within
Operating expenses
. For

derivatives execution and

clearing services (where

UBS AG acts

as an

agent), UBS AG

only records
its specific

fees in

the income

statement, with

fees payable

to other

parties not

recognized as

an expense

but instead
directly offset against the associated income collected from the given client.
›
Refer to Note 4 for more information, including the

disaggregation of revenues
4) Share-based and other deferred compensation plans
UBS AG recognizes expenses for deferred compensation awards over the period that the employee is required to provide
service to

become entitled

to the

award. Where

the service

period is

shortened, for

example in

the case

of employees
affected by restructuring programs or mutually agreed termination provisions, recognition of such expense is accelerated to the

termination date.

Where no

future service

is required,

such as

for employees

who are

eligible for

retirement

or
who

have

met

certain

age

and

length-of-service

criteria,

the

services

are

presumed

to

have

been

received

and
compensation expense is

recognized over the

performance year or,

in the case of

off-cycle awards,

immediately on the
grant date.
Share-based compensation plans
UBS Group AG is the

grantor of and maintains the

obligation to settle share-based compensation plans that

are awarded
to employees

of UBS

AG. As

a consequence,

UBS AG

classifies the

awards

of UBS

Group

AG shares

as equity-settled
share-based payment transactions. UBS AG recognizes

the fair value of awards granted to its employees by reference to
the fair value of UBS Group

AG’s equity instruments on the date of

grant, taking into account the terms and

conditions
inherent in the award,

including, where relevant,

dividend rights, transfer

restrictions in effect

beyond the vesting date,
market conditions, and non-vesting conditions.

For equity-settled awards,

fair value is

not remeasured unless the

terms of the award

are modified such that

there is an
incremental

increase

in

value.

Expenses

are

recognized,

on

a

per-tranche

basis,

over

the

service

period

based

on

an
estimate of

the number

of instruments

expected to

vest and

are adjusted

to reflect

the actual

outcomes of

service or
performance conditions.

For equity-settled

awards, forfeiture

events resulting

from a

breach of

a non-vesting

condition (i.e.,

one that

does not
relate to a service or performance condition) do not result

in any adjustment to the share-based compensation

expense.
For cash-settled

share-based

awards,

fair

value

is remeasured

at

each

reporting

date,

so that

the

cumulative

expense
recognized equals the cash distributed.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

153
Note 1

Summary of material accounting policies (continued)

Other deferred compensation plans
Compensation

expense

for

other

deferred

compensation

plans

is

recognized

on

a

per-tranche

or

straight-line

basis,
depending on

the nature

of the

plan. The

amount recognized

is measured

based on

the present

value of

the amount
expected to be paid under the

plan and is remeasured at each reporting date, so

that the cumulative expense recognized
equals the cash or the fair value of respective financial

instruments distributed.
›
Refer to Note 27 for more information

5) Post-employment benefit plans
Defined benefit plans
Defined benefit plans specify an amount of benefit

that an employee will receive, which usually depends on one or more
factors,

such as age,

years of service

and compensation.

The defined benefit

liability recognized

in the balance

sheet is
the present value of the

defined benefit obligation,

measured using the projected

unit credit method, less the

fair value
of the

plan’s assets

at

the

balance

sheet

date,

with changes

resulting

from

remeasurements

recorded

immediately

in
Other comprehensive income
. If the fair value of the plan’s assets is higher than the present value of the defined benefit obligation, the recognition of

the resulting net asset is limited

to the present value of

economic benefits available in the
form of

refunds from

the plan

or reductions

in future

contributions to

the plan.

Calculation of

the net

defined benefit
obligation or

asset takes

into account

the specific

features of

each plan,

including risk

sharing between

employee and
employer, and

is calculated periodically by independent qualified actuaries.
Critical accounting estimates and judgments
The net defined benefit

liability or asset at

the balance sheet date

and the related personnel

expense depend on the

expected future benefits to

be provided,
determined

using

a

number

of

economic

and

demographic assumptions.

A

range

of

assumptions

could

be

applied,

and

different

assumptions could
significantly alter the defined

benefit liability or asset and

pension expense recognized. The most

significant assumptions include life expectancy,

discount
rate, expected

salary increases,

pension increases

and interest

credits on

retirement savings

account balances. Sensitivity

analysis for

reasonable possible
movements in each significant assumption for

UBS AG‘s post-employment obligations

is provided in Note 26.
›
Refer to Note 26 for more information
Defined contribution plans
A

defined

contribution

plan

pays

fixed

contributions

into

a

separate

entity

from

which

post-employment

and

other
benefits

are

paid.

UBS AG

has

no

legal

or

constructive

obligation

to

pay

further

amounts

if

the

plan

does

not

hold
sufficient

assets

to

pay

employees

the

benefits

relating

to

employee

service

in

the

current

and

prior

periods.
Compensation expense is

recognized when the

employees have rendered

services in exchange for

contributions. This is
generally in the year of contribution. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.
6) Income taxes
UBS AG is subject

to the income

tax laws of

Switzerland and

those of the

non-Swiss jurisdictions

in which UBS AG

has
business operations.
UBS AG’s provision for income taxes is composed of current and deferred taxes. Current income taxes represent taxes to be paid or refunded for the current period or previous periods

.

Deferred tax assets

(DTAs) and

deferred tax liabilities

(DTLs) are

recognized for

temporary differences between

the carrying
amounts and

tax bases

of assets

and liabilities

that will

result in

deductible

or taxable

amounts,

respectively

in future
periods. DTAs may also arise

from other sources, including unused

tax losses and unused tax

credits. DTAs and DTLs are
measured using

the applicable

tax rates

and laws

that

have been

enacted

or substantively

enacted

by the

end of

the
reporting period and that will be in effect when such differences are expected to reverse.
DTAs are recognized

only to the extent

it is probable

that sufficient taxable

profits will be

available against which

these
differences can

be used

.

When an

entity

or tax

group has

a history

of recent

losses, DTAs

are only

recognized

to the
extent that there are sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized.
Deferred and current tax

assets and liabilities are

offset when: (i) they arise

in the same tax

reporting group; (ii) they relate
to the

same tax

authority; (iii) the

legal right

to offset

exists; and

(iv) with respect

to current

taxes they

are intended

to
be settled net or realized simultaneously.
Current and deferred taxes are recognized as income tax benefit or expense in the income statement, except for current
and deferred taxes recognized in relation to: (i)

the acquisition of a subsidiary (for which

such amounts would affect the
amount of goodwill arising from the acquisition); (ii) unrealized gains or losses on financial instruments that are classified
at

FVOCI;

(iii) changes

in

fair

value

of

derivative

instruments

designated

as

cash

flow

hedges;

(iv) remeasurements

of
defined benefit

plans; or

(v) certain

foreign currency

translations

of foreign

operations.

Amounts relating

to points

(ii)
through (v) above are recognized in
Other comprehensive income

within
Equity
.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

154
Note 1

Summary of material accounting policies (continued)

UBS AG reflects the

potential effect of

uncertain tax positions

for which acceptance

by the relevant

tax authority is

not
considered probable by

adjusting current or deferred

taxes, as applicable, using

either the most

likely amount or

expected
value methods,

depending on which

method is

deemed a better

predictor of the

basis on which,

and extent

to which,
the uncertainty will be resolved.

Critical accounting estimates and judgments
Tax laws are complex,

and judgment

and interpretations

about the

application of

such laws

are required when

accounting for

income taxes.

UBS AG considers
the performance of

its businesses and

the accuracy of

historical forecasts and

other factors when

evaluating the

recoverability of its

DTAs, including

the
remaining tax loss carry-forward period, and its

assessment of expected future taxable profits in

the forecast period used for recognizing DTAs.

Estimating
future profitability and business plan forecasts is inherently subjective and is particularly sensitive to future economic,

market and other conditions.

Forecasts are

reviewed annually,

but adjustments may be

made at other

times, if required.

If recent losses

have been incurred,

convincing evidence is
required to prove there is sufficient future profitability

given that the value of

UBS AG’s DTAs may be affected, with

effects primarily recognized through the
income statement.
In addition, judgment is

required to assess the expected

value of uncertain tax

positions and the related

probabilities, including interpretation

of tax laws,
the resolution of any income tax-related appeals and litigation.

›
Refer to Note 8 for more information

7) Investments in associates
Interests in entities where UBS AG has significant influence over the financial and operating policies of these entities but does

not

have

control

are

classified

as

investments

in

associates

and

accounted

for

under

the

equity

method

of
accounting. Typically,

UBS AG has significant influence when it holds, or has the ability to hold, between 20% and 50%
of an entity’s voting rights. Investments

in associates are initially recognized at cost, and the

carrying amount is increased
or decreased after the date of acquisition

to recognize UBS AG’s share

of the investee’s comprehensive income

and any
impairment losses.

The net

investment in

an associate

is impaired

if there

is objective

evidence of

a loss

event and

the
carrying amount of the investment in the associate exceeds

its recoverable amount.
›
Refer to Note 28 for more information
8) Property, equipment and software
Property,

equipment and

software

is measured

at cost

less accumulated

depreciation and

impairment losses.

Software
development costs are capitalized

only when the costs can be measured

reliably and it is probable

that future economic
benefits

will

arise.

Depreciation

of

property,

equipment

and

software

begins

when

they

are

available

for

use

and

is
calculated on a straight-line basis over an asset’s estimated useful life.

Property,

equipment

and

software

are

generally

tested

for

impairment

at

the

appropriate

cash-generating

unit

level,
alongside goodwill and intangible assets as

described in item 9 in this Note.

An impairment charge is recognized for

such
assets

if

the

recoverable

amount

is

below

its

carrying

amount.

The

recoverable

amounts

of

such

assets,

other

than
property that has a

market price, are

generally determined using

a replacement cost

approach that reflects

the amount
that would be currently required by a market participant to replace the service capacity of the asset. If such assets are no longer used, they are tested individually for impairment.
›
Refer to Note 11 for more information

9) Goodwill
Goodwill represents

the

excess

of

the

consideration over

the

fair

value

of

identifiable assets,

liabilities and

contingent
liabilities

acquired that

arises in

a business

combination.

Goodwill

is not

amortized

but is

assessed

for impairment

at the

end
of

each

reporting

period,

or when

indicators

of impairment

exist.

UBS AG

tests

goodwill

for impairment

annually,

irrespective
of whether there

is any indication

of impairment.

An impairment charge

is recognized in the income

statement if the carrying

amount exceeds the recoverable

amount of a
cash-generating-unit.

Critical accounting estimates and judgments
UBS AG‘s methodology for goodwill impairment

testing is based on a model

that is most sensitive to the

following key assumptions:

(i) forecasts of earnings
available to shareholders (typically estimated

on a discrete basis for years

one to three but could extend

up to five years, as permitted

under IFRS Accounting
Standards, in order to reflect facts and circumstances specific to a cash-generating unit);

(ii) changes in the discount rates; and (iii) changes in

the long-term
growth rate.

Earnings available to shareholders are estimated on the basis of forecast results, which are part of the business plan approved by the BoD. The discount rates and

growth rates

are determined

using external information,

and also

considering inputs from

both internal and

external analysts and

the view

of
management.

The key assumptions used to determine the recoverable amounts of each cash-generating unit are tested for sensitivity by applying reasonably possible
changes to those assumptions.

›
Refer to Notes 2 and 12 for more information

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

155
Note 1

Summary of material accounting policies (continued)

10) Provisions and contingent liabilities
Provisions are

liabilities of

uncertain timing or

amount, and

are generally recognized

in accordance

with IAS 37,
Provisions,
Contingent Liabilities and Contingent

Assets
, when: (i) UBS AG has

a present obligation as

a result of a past event;

(ii) it
is probable that

an outflow of resources

will be required

to settle the obligation;

and (iii) a reliable

estimate of the

amount
of the obligation can be made.

The

majority

of

UBS AG’s

provisions

relate

to

litigation,

regulatory

and

similar

matters,

restructuring,

and

employee
benefits.

Restructuring

provisions

are

generally

recognized

as

a

consequence

of

management

agreeing

to

materially
change the scope of the business

or the manner in which it is conducted,

including changes in management structures.
Provisions

for

employee

benefits

relate

mainly

to

service

anniversaries

and

sabbatical

leave,

and

are

recognized

in
accordance with measurement principles set out in item 4 in this Note. In addition, UBS AG presents expected credit loss allowances within Provisions

if they

relate to

a loan commitment,

financial guarantee

contract or

a revolving revocable
credit line.
IAS 37 provisions

are measured considering

the best

estimate of

the consideration

required to

settle the

present obligation
at the balance sheet date.

When conditions required to recognize a provision are not met, a contingent liability is disclosed, unless the likelihood of an outflow

of resources

is remote.

Contingent liabilities

are also

disclosed for

possible obligations

that arise

from past
events,

the existence of which

will be confirmed only

by uncertain future events not

wholly within the control

of UBS AG.
Critical accounting estimates and judgments
Recognition of provisions often involves significant judgment in assessing the existence of an obligation that results from past events and in estimating the
probability, the timing and the amount of any outflows of resources. This is particularly the case for litigation, regulatory and similar matters, which, due to their nature, are subject to many uncertainties,

making their outcome difficult to predict.

The amount of any provision

recognized is sensitive to the assumptions used,

and there could be a

wide range of possible outcomes for any

particular
matter.
Management regularly reviews all the available information regarding such matters, including legal advice, to assess whether the recognition criteria for
provisions have been satisfied and to determine the

timing and the amount of any potential outflows.
›
Refer to Note 17 for more information
11) Foreign currency translation
Transactions

denominated in a foreign currency

are translated into the functional

currency of the reporting entity

at the
spot exchange

rate

on the

date of

the transaction.

At the

balance sheet

date, all

monetary

assets, including

those at
FVOCI, and

monetary

liabilities

denominated

in foreign

currency

are

translated

into

the functional

currency

using the
closing exchange rate. Translation

differences are

reported in
Other net income from

financial instruments measured

at
fair value through profit or loss .
Non-monetary items measured at historical cost are translated at the exchange rate on the date of the transaction.

Upon

consolidation,

assets

and liabilities

of foreign

operations

are translated

into

US dollars,

UBS AG’s

presentation

currency,
at the closing exchange rate on the balance sheet date,

and income and expense items and other comprehensive

income
are translated at the

average rate for

the period. The

resulting foreign currency translation differences are recognized in
Equity

and reclassified to

the income statement when UBS

AG disposes of, partially

or in its entirety, the

foreign operation
and UBS AG no

longer controls

the foreign operation.
Share

capital issued and share premium held are

translated at the historic average rate, with the

difference between the
historic average rate and the spot rate

realized upon repayment of share capital reported as
Share premium.

Cumulative
amounts recognized

in
Other comprehensive

income

in respect

of cash

flow hedges

and financial

assets measured

at FVOCI
are translated at

the closing exchange

rate as

of the

balance sheet dates,

with any

translation effects adjusted through
Retained earnings .
›
Refer to Note 32 for more information

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

156

Note 1

Summary of material accounting policies (continued)
b) Changes in accounting policies, comparability and

other adjustments
New or amended accounting standards
IFRS 17, Insurance Contracts

Effective

from

1 January

2023,

UBS AG

has

adopted

IFRS

17,
Insurance

Contracts
,

which

sets

out

the

accounting
requirements for contractual rights

and obligations that

arise from insurance contracts

issued and reinsurance contracts
held. The adoption

has had no

effect on UBS AG’s

financial statements. UBS

AG does not

provide insurance services

in
any market.
Amendments to IAS 12, Income Taxes
In May 2023, the IASB issued amendments to IAS 12, Income Taxes
, in relation to top-up taxes on income under

Global
Anti-Base Erosion

Rules that is

imposed under

legislation that

has been enacted

or substantively enacted

to implement
the Pillar Two

model rules published by the Organisation for Economic

Co-operation and Development.
Certain countries in which UBS

AG operates had enacted such

legislation by 31 December 2023,

including Switzerland,
which introduced a tax with effect from 1 January 2024

that is expected to be a qualified domestic minimum

top-up tax,
and

other

countries

(including

Germany,

France

and

Italy)

also

introduced

top-up

taxes

in

respect

of

a

non-domestic
UBS AG’s worldwide operations with effect from 1 January 2025. Moreover, it is expected that other countries will enact
such legislation in 2024.
The amendments to IAS

12 introduced an exception,

whereby deferred tax

assets and deferred tax

liabilities should not
be

recognized

or

disclosed

in

respect

of top-up taxes,

which

has

been

applied

for

the

purposes

of

these

financial
statements.

An assessment

was

performed

of UBS

AG’s potential

exposure

to top-up

taxes

under

legislation that

was

enacted

or
substantively

enacted

to

implement

the

Pillar

Two

model

rules

by

31 December

2023,

reflecting

country-by-country
reporting and, also,

the corporate

tax expenses of

UBS AG entities

for recent years

and those expected

in future

years.
This assessment

indicated that

UBS AG’s profits

in future

years are

expected to

be almost

entirely earned

in countries
with corporate

tax expenses

that are

at a

tax rate

of 15%

or more

and will

not, therefore,

be subject

to top-up

taxes.
Consequently, UBS AG

is not

expected to

have a

material annual

exposure to

top-up

taxes for

future years

under this
legislation.

c) IFRS Accounting Standards and Interpretations

to be adopted in 2024 and later and other changes
Other amendments to IFRS Accounting Standards
The IASB has issued

a number of

minor amendments to

IFRS Accounting Standards,

effective from

1 January 2024 and
later.

These amendments are not expected to have a significant

effect on UBS AG when they are

adopted.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

157
Note 2a

Segment reporting
UBS AG’s

businesses

are

organized

globally

into

five

business

divisions:

Global

Wealth

Management,

Personal

&
Corporate Banking,

Asset Management,

the Investment

Bank, and

Non-core and

Legacy.

All five business

divisions are
supported

by

Group

Items

and

qualify

as

reportable

segments

for

the

purpose

of

segment

reporting.

Together

with
Group Items, the five business divisions reflect

the management structure of UBS AG.
–
Global Wealth

Management

provides financial

services, advice

and solutions

to private

wealth clients.

Its offering
ranges from investment

management to estate

planning and corporate

finance advice, in

addition to specific

wealth
management and banking products and services.

–
Personal

&

Corporate

Banking

serves

its

private,

corporate

and

institutional

clients’

needs,

from

banking

to
retirement, financing,

investments and

strategic transactions,

in Switzerland,

through its

branch network

and digital
channels.
–
Asset Management

is a global, large-scale

and diversified asset manager.

It offers investment capabilities

and styles
across

all

major

traditional

and

alternative

asset

classes,

as

well

as

advisory

support

to

institutions,

wholesale
intermediaries and wealth management clients.

– The Investment Bank

provides a range of

services to institutional,

corporate and wealth management

clients globally,
to

help

them

raise

capital,

grow

their

businesses,

invest

and

manage

risks.

Its

offering

includes

research,

advisory
services, facilitating clients raising debt

and equity from the public

and private markets and capital

markets, cash and
derivatives trading across equities and fixed income, and

financing.

– Non-core and Legacy

includes positions and

businesses not aligned with

our strategy and

policies previously reported
in Group Functions

and smaller amounts of

assets and liabilities of

UBS AG’s business

divisions that have

been assessed
as not strategic in light of the acquisition of the Credit Suisse

Group.
–
Our Group functions are

support and control functions

that provide services to

the Group. Virtually

all costs incurred
by the support and control functions are allocated to

the business divisions, leaving a residual amount that we refer to as Group Items

in our segment reporting.

Group functions is made

up of the following

major areas: Group Services
(which

consists

of

the

Group

Operations

and

Technology

Office,

Corporate

Services,

Compliance,

Regulatory

&
Governance,

Finance,

Risk

Control,

Human

Resources,

Communications

&

Branding,

Legal,

the

Group

Integration
Office, Group Sustainability and Impact, and Chief Strategy

Office) and Group Treasury.
Financial information about

the five business divisions

and Group Items

is presented separately

in internal management
reports to the Executive Board,

which is considered the

“chief operating decision-maker”

pursuant to IFRS 8,
Operating
Segments .
UBS AG’s

internal

accounting

policies,

which

include

management

accounting

policies

and

service-level

agreements,
determine

the

revenues

and

expenses

directly

attributable

to

each

reportable

segment.

Transactions

between

the
reportable segments are carried out at internally agreed rates and are reflected in the operating results of the reportable
segments.

Revenue-sharing

agreements

are

used

to

allocate

external

client

revenues

to

reportable

segments

where
several

reportable

segments

are

involved

in

the

value

creation

chain.

Total

intersegment

revenues

for

UBS AG

are
immaterial, as the majority of the

revenues are allocated across the segments by

means of revenue-sharing agreements.
Interest income earned

from managing UBS

AG’s consolidated

equity is allocated

to the reportable

segments based on
average attributed equity and currency composition. Assets and liabilities of the reportable segments are funded

through
and invested with Group functions, and the net interest

margin is reflected in the results of each reportable segment.
Segment

assets

are

based

on

a

third-party

view

and

do

not

include

intercompany

balances.

This

view

is

in

line

with
internal reporting to management. If one operating segment is involved in an external transaction together with another
operating segment

or Group

function, additional

criteria are

considered to

determine the

segment that

will report

the
associated

assets.

This

will

include

a

consideration

of

which

segment’s

business

needs

are

being

addressed

by

the
transaction

and

which

segment

is

providing

the

funding

and

/

or

resources.

Allocation

of

liabilities

follows

the

same
principles.
Non-current assets

disclosed

for segment

reporting purposes

represent assets

that are

expected to

be recovered

more
than

12

months

after

the

reporting

date,

excluding

financial

instruments,

deferred

tax

assets

and

post-employment
benefits.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

158
Note 2a

Segment reporting (continued)

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group

Items
1
UBS AG
For the year ended 31 December 2023
Net interest income
5,436
3,128
(39)
(2,612)
25
(1,372)
4,566
Non-interest income
13,194
2,158
2,108
10,371
34
1,244
29,109
Total revenues
18,631
5,285
2,069
7,759
59
(128)
33,675
Credit loss expense / (release)
25
50
(1)
67
1
1
143
Operating expenses
14,900
2,889
1,706
7,588
1,010
919
29,011
Operating profit / (loss) before tax
3,705
2,346
364
104
(952)
(1,048)
4,521
Tax expense / (benefit)
1,206
Net profit / (loss)
3,315
Additional information
Total assets
369,176
257,068
19,662
381,023
13,845
115,242
1,156,016
Additions to non-current assets
666
219
70
445
0
0
1,400

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group

Items
1
UBS AG
For the year ended 31 December 2022
Net interest income
5,274
2,192
(19)
(241)
1
(690)
6,517
Non-interest income
13,689
2,113
2,980
2
8,958
236
423
28,398
Total revenues
18,963
4,304
2,961
8,717
237
(267)
34,915
Credit loss expense / (release)
0
39
0
(12)
2
0
29
Operating expenses
14,069
2,475
1,565
6,890
104
823
25,927
Operating profit / (loss) before tax
4,894
1,790
1,396
1,839
131
(1,091)
8,960
Tax expense / (benefit)
1,844
Net profit / (loss)
7,116
Additional information
Total assets
388,624
235,330
16,971
391,495
13,367
59,649
1,105,436
Additions to non-current assets
42
13
1
33
0
1,773
1,862

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group
Items
1
UBS AG
For the year ended 31 December 2021
Net interest income
4,244
2,120
(15)
481
(11)
(215)
6,605
Non-interest income
15,175
2,144
2,632
8,978
70
224
29,222
Total revenues
19,419
4,264
2,617
9,459
60
9
35,828
Credit loss expense / (release)
(29)
(86)
1
(34)
0
0
(148)
Operating expenses
14,743
2,623
1,593
6,902
138
1,014
27,012
Operating profit / (loss) before tax
4,706
1,726
1,023
2,592
(78)
(1,005)
8,964
Tax expense / (benefit)
1,903
Net profit / (loss)
7,061
Additional information
Total assets
3
395,235
225,425
25,202
346,641
25,153
98,488
1,116,145
Additions to non-current assets
56
16
1
30
0
1,689
1,791
1 As of or for the year ended 31 December 2023, Non-core and Legacy (previously reported within Group Functions) became a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.

2 Includes an USD
848
m gain in Asset Management related to the sale of

UBS AG‘s shareholding in Mitsubishi Corp.-UBS

Realty Inc.

3 During 2022, UBS AG
refined the methodology applied to allocate balance

sheet resources from Group Items to the business

divisions, with prospective effect. If the

new methodology had been applied as

of 31 December 2021, balance
sheet assets allocated to business divisions would have been USD
26
bn higher, of which USD
14
bn would have related to the Investment Bank.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

159
Note 2b

Segment reporting by geographic location
The

operating

regions

shown

in

the

table

below

correspond

to

the

regional

management

structure

of

UBS AG.

The
allocation of total revenues to these

regions reflects, and is consistent with, the

basis on which the business is managed
and its performance

is evaluated.

These allocations

involve assumptions

and judgments

that management

considers to
be reasonable, and may

be refined to reflect

changes in estimates or

management structure. The

main principles of the
allocation methodology are

that client revenues

are attributed to

the domicile of

the given client

and trading and

portfolio
management

revenues are

attributed

to the

country where

the risk

is managed.

This

revenue attribution

is consistent
with the mandate

of the regional Presidents.

Certain revenues, such

as those related

to Non-core and

Legacy Portfolio,
are managed at a Group level. These revenues are included

in the
Global

line.
The geographic analysis

of non-current assets

is based on

the location of

the entity in

which the given

assets are recorded.

For the year ended 31 December 2023
Total revenues Total non-current assets
USD bn Share % USD bn
Share %

Americas
1
13.3
39
8.6
47
Asia Pacific
5.2
15
1.2
7
Europe, Middle East and Africa (excluding Switzerland)
6.1
18
2.6
14
Switzerland
9.2
27
5.9
32
Global
(0.1)
0
0.0
0
Total
33.7
100
18.3
100
For the year ended 31 December 2022
Total revenues Total non-current assets
USD bn Share % USD bn
Share %

Americas
1
13.8
40
9.0
48
Asia Pacific
5.6
16
1.5
8
Europe, Middle East and Africa (excluding Switzerland)
7.0
20
2.6
14
Switzerland
7.7
22
5.6
30
Global
0.8
2
0.0
0
Total
34.9
100
18.7
100
For the year ended 31 December 2021
Total revenues Total non-current assets
USD bn Share % USD bn
Share %

Americas
1
14.5
40
9.0
47
Asia Pacific
6.5
18
1.4
7
Europe, Middle East and Africa (excluding Switzerland)
7.0
20
2.6
13
Switzerland
7.8
22
6.3
33
Global
0.1
0
0.0
0
Total
35.8
100
19.3
100
1 Predominantly related to the US.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

160
Income statement notes
Note 3

Net interest

income and other

net income from

financial instruments

measured at fair

value through
profit or loss

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Net interest income from financial instruments measured

at fair value through profit or loss and other
1,765
1,410
1,437
Other net income from financial instruments measured

at fair value through profit or loss
1
9,934
7,493
5,844
Total net income from financial instruments measured at fair value through profit or loss and other
11,698
8,903
7,281
Net interest income
Interest income from loans and deposits
2
19,637
9,634
6,489
Interest income from securities financing transactions measured at amortized cost
3
3,450
1,378
513
Interest income from other financial instruments measured

at amortized cost
1,152
545
284
Interest income from debt instruments measured at fair

value through other comprehensive income
103
74
115
Interest resulting from derivative instruments designated as cash flow hedges
(1,898)
173
1,133
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
22,444
11,803
8,534
Interest expense on loans and deposits
4
14,977
4,488
1,655
Interest expense on securities financing transactions measured at amortized cost
5
1,714
1,089
1,102
Interest expense on debt issued
2,855
1,031
512
Interest expense on lease liabilities
97
88
98
Total interest expense from financial instruments measured at amortized cost
19,643
6,696
3,366
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
2,801
5,108
5,168
Total net interest income from financial instruments measured at fair value through profit or loss and other
1,765
1,410
1,437
Total net interest income
4,566
6,517
6,605
1 Includes net losses from financial liabilities

designated at fair value of

USD
4,065
m (net gains of USD
17,036
m in 2022 and net losses

of USD
6,457
m in 2021). This complementary

“of which” information for
financial liabilities designated at fair value excludes

fair value changes on hedges related to

financial liabilities designated at fair value, and foreign currency translation effects arising from translating foreign currency
transactions into the respective

functional currency, both

of which are reported within

Other net income from financial

instruments measured at fair

value through profit or

loss. Net gains /

(losses) from financial
liabilities designated at fair value included net

losses of
2,045
m (net gains of USD
4,112
m and net losses of USD
2,068
m in 2022 and 2021, respectively) from

financial liabilities related to unit-linked investment
notes issued by UBS AG’s Asset Management business. These gains /

(losses) are fully offset within Other net income from financial instruments measured at fair value through profit or loss by the fair value change on the financial assets hedging the unit-linked investment contracts, which are not disclosed as part of Net gains / (losses) from financial liabilities designated at fair value.

2 Consists of interest income from cash
and balances at central banks, amounts due from banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash
collateral payables on derivative instruments.

3 Includes negative interest, including fees, on payables from securities financing transactions measured at amortized cost.

4 Consists of interest expense on

amounts
due to banks, cash collateral payables on derivative instruments, customer deposits, and funding from UBS Group AG measured at amortized cost, as well as negative interest on cash and balances at central banks, amounts due from banks, and cash collateral receivables on derivative instruments.

5 Includes negative interest, including fees, on receivables from securities financing transactions measured at amortized cost.

Note 4

Net fee and commission income

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Underwriting fees
637
633
1,512
M&A and corporate finance fees
669
804
1,102
Brokerage fees
3,323
3,487
4,383
Investment fund fees
4,730
4,942
5,790
Portfolio management and related services
9,091
9,059
9,762
Other
1,950
1,921
1,874
Total fee and commission income
1
20,399
20,846
24,422
of which: recurring
14,008
14,229
15,410
of which: transaction-based
6,320
6,550
8,743
of which: performance-based
71
68
269
Fee and commission expense
1,790
1,823
1,985
Net fee and commission income
18,610
19,023
22,438
1 For the

year ended 31 December

2023, reflects third-party

fee and commission

income of USD
12,687
m for Global

Wealth Management, USD
1,840
m for Personal

& Corporate Banking,

USD
2,723
m for Asset
Management, USD
3,153
m for the Investment Bank, USD
7
m for Non-core and Legacy and negative USD
11
m for Group Items (for the year ended 31 December 2022: USD
12,990
m for Global Wealth Management,
USD
1,657
m for

Personal

& Corporate

Banking,

USD
2,840
m for

Asset Management,

USD
3,350
m for

the Investment

Bank, USD
0
m for

Non-core

and Legacy

and USD
10
m for

Group Items;

for the

year
ended 31 December 2021: USD
14,545
m for Global Wealth

Management, USD
1,645
m for Personal

& Corporate Banking,

USD
3,337
m for Asset Management,

USD
4,863
m for the Investment

Bank, USD
0
m for
Non-core and Legacy and USD
33
m for Group Items). For the year ended 31 December

2023, Non-core and Legacy (previously reported within Group Functions)

represents a separate reportable segment and Group
Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

161
Note 5

Other income

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1
24
148
(11)
Net gains / (losses) from disposals of investments in associates and joint ventures
0
844
2
41
Share of net profits of associates and joint ventures
(163)
3
32
105
Total
(138)
1,024
134
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income
(1)
(1)
9
Income from properties
4
18
20
22
Net gains / (losses) from properties held for sale
8
71
100
5
Income from shared services provided to UBS Group AG or its subsidiaries
568
460
451
Other
6
112
308
7
224
8
Total other income
566
1,882
941
1 Includes foreign exchange gains / (losses) reclassified

from other comprehensive income related to the

disposal or closure of foreign operations.

Refer to Note 29 for more information about

UBS AG’s acquisitions
and disposals of

subsidiaries and businesses.

2 Includes an USD
848
m gain related

to the sale

of UBS AG’s

shareholding in Mitsubishi

Corp.-UBS Realty

Inc.

3 Includes a

USD
255
m share of

proportionate
impairment losses reflected in the SIX Group profit

and loss, of which USD
191
m reported in Personal

and Corporate Banking and USD
64
m reported in Global Wealth Management.

4 Includes rent received from
third parties.

5 Mainly relates to the sale of a property in Basel.

6 Includes gains of USD
21
m related to the repurchase of UBS AG‘s

own debt instruments (compared with a gain of USD
23
m in 2022 and a loss
of USD
17
m in 2021).

7 Mainly relates to a portion of the total USD
133
m gain on the sale of UBS AG’s domestic wealth

management business in Spain of USD
111
m (with the remaining amount disclosed within
Net gains / (losses) from acquisitions and disposals of subsidiaries) and income of USD
111
m related to a legacy litigation settlement and a legacy bankruptcy claim.

8 Includes a gain of USD
100
m from the sale of
UBS AG’s domestic wealth management business in Austria.

Note 6

Personnel expenses

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Salaries
1
5,898
5,528
5,723
Variable compensation
2
7,669
7,636
7,973
of which: performance awards
2,841
2,910
2,916
of which: financial advisors
3
4,549
4,508
4,860
of which: other
279
217
196
Contractors
98
119
142
Social security
835
730
762
Post-employment benefit plans
4
579
555
582
of which: defined benefit plans
259
256
280
of which: defined contribution plans
320
299
303
Other personnel expenses
576
513
479
Total personnel expenses
15,655
15,080
15,661
1 Includes role-based

allowances.

2 Refer to

Note 27 for

more information.

3 Consists of

cash and deferred

compensation awards

and is based

on compensable

revenues and firm

tenure using a

formulaic
approach. It also

includes expenses

related to compe

nsation commitments

with financial advisors

entered into

at the time

of recruitment that

are subject

to vesting requirements.

4 Refer to Note

26 for

more
information. Includes curtailment

gains of USD
3
m for the

year ended 31

December 2023 (for

the year ended

31 December 2022:

USD
13
m; for the

year ended 31 December

2021: USD
49
m), which represent a
reduction in the defined benefit obligation related to the Swiss pension plan resulting from a decrease in headcount following restructuring activities.
Personnel expenses increased by USD
575
m to USD
15,655
m and included integration-related expenses

of USD
626
m.

Note 7

General and administrative expenses

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Outsourcing costs
478
451
426
Technology costs
558
502
490
Consulting, legal and audit fees
650
494
465
Real estate and logistics costs
679
507
530
Market data services
400
367
367
Marketing and communication
209
195
171
Travel and entertainment
205
156
66
Litigation, regulatory and similar matters
1
816
348
910
Other
7,123
5,981
6,051
of which: shared services costs charged by UBS Group AG or its subsidiaries
6,203
5,264
5,321
Total general and administrative expenses
11,118
9,001
9,476
1 Reflects the net increase, including recoveries from third parties, in provisions for litigation,

regulatory and similar matters recognized in the income statement. Refer to Note 17 for more information.
General

and

administrative

expenses

increased

by

USD
2,117
m

to

USD
11,118
m,

which

included

integration-related
expenses of USD
491
m, largely reflected in higher consulting and

real estate costs.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

162
Note 8

Income taxes

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Tax expense / (benefit)
Swiss
Current
810
664
614
Deferred
39
(22)
26
Total Swiss
849
642
640
Non-Swiss

Current
618
689
857
Deferred
(262)
513
406
Total non-Swiss
356
1,202
1,263
Total income tax expense / (benefit) recognized in the income statement
1,206
1,844
1,903
Income tax recognized in the income statement
The Swiss current tax expenses related to taxable profits

of UBS Switzerland AG and other Swiss entities.
The non-Swiss

current tax

expenses related

to expenses

of USD
100
m in

respect of

US corporate

alternative minimum
tax (CAMT) and USD
518
m in respect of other taxable profits of non-Swiss subsidiaries and branches.
The non-Swiss net

deferred tax

benefit primarily related

to a benefit

of USD
274
m in respect

of an increase

in deferred
tax assets (DTAs) that resulted

from an increase in the

expected value of future tax deductions

for deferred compensation
awards due to an increase in the Group’s share price during the year. In addition, the net deferred tax benefit included a benefit

of USD
100
m in

respect

of the

recognition of

DTAs for

tax

credits carried

forward

in respect

of CAMT.

These
benefits were partly offset by a net deferred tax expense of USD
112
m that primarily related to the amortization of DTAs
previously recognized in relation to tax losses carried forward

.
Excluding any potential

effects from the

remeasurement of

DTAs in connection

with the business

planning process and
any material jurisdictional

statutory tax rate changes

that could be

enacted, UBS AG expects

a tax rate

for 2024 of

around
24
%.

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Operating profit / (loss) before tax
4,521
8,960
8,964
of which: Swiss
3,174
4,052
2,983
of which: non-Swiss
1,347
4,907
5,981
Income taxes at Swiss tax rate of
18.5
% for 2023,
18
% for 2022 and
18.5
% for 2021
836
1,613
1,658
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate
(43)
267
217
Tax effects of losses not recognized
71
74
124
Previously unrecognized tax losses now utilized
(401)
(217)
(179)
Non-taxable and lower-taxed income
(165)
(316)
(252)
Non-deductible expenses and additional taxable income
1,017
414
487
Adjustments related to prior years, current tax
(15)
(33)
(38)
Adjustments related to prior years, deferred tax
10
19
(3)
Change in deferred tax recognition
(273)
(217)
(341)
Adjustments to deferred tax balances arising from changes

in tax rates
0
0
(1)
Other items
169
240
230
Income tax expense / (benefit)

1,206
1,844
1,903

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

163
Note 8

Income taxes (continued)

The components of

operating profit before tax,

and the differences between

income tax expense

reflected in the

financial
statements and the amounts calculated at the Swiss tax rate,

are provided in the table above and explained

below.
Component Description
Non-Swiss tax rates
differing from the
Swiss tax rate
To the extent that UBS AG profits or losses arise outside Switzerland, the applicable local tax rate may differ from the
Swiss tax rate. This item reflects, for such profits, an adjustment from the tax expense that would arise at the

Swiss tax
rate to the tax expense that would arise at the

applicable local tax rate. Similarly, it reflects, for such losses, an adjustment from the tax benefit that would arise at the Swiss

tax rate to the tax benefit that would arise

at the applicable local tax
rate.
Tax effects of losses
not recognized
This item relates to tax losses of entities arising in the

year that are not recognized as DTAs and where no tax benefit arises in relation to those losses. Therefore, the tax benefit calculated by applying the local tax rate to those losses

as described
above is reversed.
Previously
unrecognized tax losses
now utilized
This item relates to taxable profits of the year that are offset by tax losses of previous years for which no DTAs were
previously recorded. Consequently, no current tax or deferred tax expense arises in relation to those taxable profits and
the tax expense

calculated by applying the local tax rate on

those profits is reversed.
Non-taxable and lower-
taxed income
This item relates to tax deductions for the year in

respect of permanent differences. These include deductions in respect of
profits that are either not taxable or are taxable at a lower rate of tax than the local tax rate. They also include

deductions
made for tax purposes, which are not reflected in the

accounts.
Non-deductible
expenses and
additional taxable
income
This item relates to additional taxable income for

the year in respect of permanent differences. These include

income that
is recognized for tax purposes by an entity but is

not included in its profit that is reported in the financial statements, as
well as expenses for the year that are non-deductible

(e.g., client entertainment costs are not deductible

in certain
locations).
Adjustments related to
prior years,

current tax
This item relates to adjustments to current tax expense for

prior years (e.g., if the tax payable for a year is

agreed with the
tax authorities in an amount that differs from the amount

previously reflected in the financial statements).
Adjustments related to
prior years,

deferred
tax
This item relates to adjustments to deferred tax positions

recognized in prior years (e.g., if a tax loss

for a year is fully
recognized and the amount of the tax loss agreed with

the tax authorities is expected to differ from the

amount previously
recognized as DTAs in the accounts).
Change in deferred tax
recognition
This item relates to changes in DTAs, including changes in DTAs previously recognized resulting from reassessments of expected future taxable profits. It also includes changes

in temporary differences in the year, for which deferred tax is not recognized.
Adjustments to
deferred tax balances
arising from changes in
tax rates
This item relates to remeasurements of DTAs and liabilities recognized due to changes in tax rates. These have the effect
of changing the future tax saving that is expected from tax

losses or deductible tax differences and therefore the amount of DTAs recognized or, alternatively,

changing the tax cost of additional taxable

income from taxable temporary
differences and therefore the deferred tax liability.
Other items
Other items include other differences between profits or losses at the local tax rate and the actual local tax

expense or
benefit, including movements in provisions for uncertain

positions in relation to the current year and other items.
Income tax recognized directly in equity
A net tax expense of USD
288
m was recognized in Other comprehensive income

(2022: net benefit of USD
1,095
m) and
a net tax benefit of USD
12
m was recognized in Share premium

(2022: net benefit of USD
5
m).

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

164
Note 8

Income taxes (continued)
Deferred tax assets and liabilities
UBS AG has

gross

DTAs,

valuation

allowances

and recognized

DTAs

related

to tax

loss carry

-forwards

and deductible
temporary differences, as well as deferred tax liabilities in respect of taxable temporary differences, as shown in the table
below.

The valuation

allowances reflect

DTAs

that were

not recognized

because, as

of the

last remeasurement

period,
management

did not

consider

it probable

that

there

would be

sufficient

future

taxable

profits

available

to utilize

the
related tax loss carry-forwards and deductible

temporary differences.
The recognition of DTAs is

supported by forecasts of taxable

profits for the entities concerned.

In addition, tax planning
opportunities are available that would

result in additional future taxable income

and these would be utilized,

if necessary.
Deferred tax

liabilities are recognized

in respect of

investments in subsidiaries,

branches and associates,

and interests in
joint arrangements,

except to

the extent

that UBS AG

can control

the timing

of the

reversal of

the associated

taxable
temporary difference, and it is probable that such will not reverse in the foreseeable future. However, as of 31 December
2023, this exception was not considered to apply to any

taxable temporary differences.

USD m 31.12.23 31.12.22
Deferred tax assets
1
Gross
Valuation
allowance Recognized Gross
Valuation
allowance Recognized
Tax loss carry-forwards
11,453
(8,496)
2,957
12,708
(8,720)
3,988
Unused tax credits
95
0
95
0
0
0
Temporary differences
6,771
(579)
6,192
5,774
(408)
5,365
of which: related to real estate costs capitalized for US

tax
purposes
2,703
0
2,703
2,485
0
2,485
of which: related to compensation and benefits
1,457
(205)
1,252
1,169
(175)
993
of which: related to cash flow hedges
619
0
619
947
0
947
of which: other
1,992
(374)
1,618
1,173
(233)
940
Total deferred tax assets
18,319
(9,076)
9,244
2
18,482
(9,128)
9,354
2
of which: related to the US
8,505
8,294
of which: related to other locations
739
1,060
Deferred tax liabilities
Total deferred tax liabilities
162
233
1 After offset of DTLs, as applicable.

2 As of 31 December 2023, UBS AG recognized DTAs of USD
408
m (31 December 2022: USD
471
m) in respect of entities that incurred losses in either the current or preceding year.
In general, US federal tax losses incurred prior

to 31 December 2017 can be carried

forward for 20 years. US federal tax
losses incurred after that date

can be carried forward indefinitely,

although the utilization of such

losses is limited to

80%
of the

entity’s future

year taxable

profits. UK

tax losses

can also

be carried

forward indefinitely;

they can

shelter up

to
either 25% or 50%

of future year taxable

profits, depending on when

the tax losses

arose. The amounts of

US tax loss
carry-forwards that

are included

in the table

below are

based on their

amount for

federal tax

purposes rather

than for
state and local tax purposes.

Unrecognized tax loss carry-forwards
USD m 31.12.23 31.12.22
Within 1 year
192
231
From 2 to 5 years
10,278
2,184
From 6 to 10 years
2,708
11,106
From 11 to 20 years
1,199
1,610
No expiry
16,252
16,960
Total
30,630
32,091
of which: related to the US
1
12,354
13,350
of which: related to the UK
14,333
14,332
of which: related to other locations
3,943
4,409
1 Related to UBS AG’s US branch.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

165

Balance sheet notes
Note 9

Financial assets at amortized cost and other positions

in scope of expected credit loss measurement
The tables

below provide

information about

financial instruments

and certain

credit

lines that

are

subject to

expected
credit loss (ECL

)

requirements.

UBS AG’s ECL

disclosure segments,

or “ECL segments”

are aggregated

portfolios based
on shared risk characteristics and on the

same or similar rating methods applied. The

key segments are presented in the
table below.
›
Refer to Note 19 for more information about expected

credit loss measurement
Segment Segment description Description of credit risk sensitivity
Business division

Private clients with
mortgages
Lending to private clients secured by
owner-occupied real estate and
personal account overdrafts of those
clients
Sensitive to the interest rate environment,
unemployment levels, real estate collateral
values and other regional aspects

– Personal & Corporate Banking
– Global Wealth Management
Real estate financing Rental or income-producing real estate financing to private and corporate
clients secured by real estate
Sensitive to unemployment

levels, the
interest rate environment, real estate
collateral values and other regional
aspects

– Personal & Corporate Banking
– Global Wealth Management
– Investment Bank
Large corporate clients Lending to large corporate and multi-
national clients
Sensitive to GDP developments,
unemployment levels, seasonality,
business cycles and collateral values
(diverse collateral,

including real estate
and other collateral types)
– Personal & Corporate Banking
– Investment Bank
SME clients Lending to small and medium-sized
corporate clients
Sensitive to GDP developments,
unemployment levels, the interest rate
environment and, to some extent,
seasonality,

business cycles and collateral
values (diverse collateral,

including real
estate and other collateral types)
– Personal & Corporate Banking
Lombard Loans secured by pledges of marketable
securities, guarantees and other forms
of collateral (including concentration in
hedge funds, private equity and unlisted
equities), as well as unsecured recourse
lending
Sensitive to equity and debt markets (e.g.,
changes in collateral values)
– Global Wealth Management
Credit cards
Credit card solutions in Switzerland and
the US
Sensitive to unemployment levels – Personal & Corporate Banking
– Global Wealth Management
Commodity trade
finance
Working capital financing of commodity
traders, generally extended on a self-
liquidating transactional basis
Sensitive primarily to the strength of
individual transaction structures and
collateral values (price volatility of
commodities),

as the primary source for
debt service is directly linked to the
shipments financed
– Personal & Corporate Banking
Financial intermediaries
and hedge funds
Lending to financial institutions and
pension funds, including exposures to
broker-dealers and clearing houses
Sensitive to GDP development, the
interest rate environment, price and
volatility risks in financial markets, and
regulatory and political risk
– Personal & Corporate Banking
– Investment Bank
›
Refer to Note 19f for more details regarding sensitivity

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

166
Note 9

Financial assets at amortized cost and other positions

in scope of expected credit loss measurement
(continued)
The tables

below provide

ECL exposure

and ECL

allowance and

provision

information about

financial instruments

and
certain non-financial instruments that are

subject to ECLs.

USD m 31.12.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized

cost
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
171,806
171,788
18
0
(26)
0
(26)
0
Amounts due from banks
28,206
28,191
14
0
(7)
(6)
(1)
0
Receivables from securities financing transactions measured at amortized cost
74,128
74,128
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
32,300
32,300
0
0
0
0
0
0
Loans and advances to customers
405,633
385,493
18,131
2,009
(935)
(173)
(185)
(577)
of which: Private clients with mortgages
174,400
163,617
9,955
828
(156)
(39)
(89)
(28)
of which: Real estate financing
54,305
50,252
4,038
15
(46)
(20)
(25)
(1)
of which: Large corporate clients
14,431
12,594
1,331
506
(241)
(34)
(32)
(174)
of which: SME clients
12,694
10,662
1,524
508
(262)
(34)
(24)
(204)
of which: Lombard
117,924
117,874
0
50
(22)
(5)
0
(17)
of which: Credit cards
2,041
1,564
438
39
(42)
(6)
(11)
(24)
of which: Commodity trade finance
2,889
2,873
12
4
(119)
(7)
0
(111)
Other financial assets measured at amortized cost
54,334
53,882
312
141
(87)
(16)
(5)
(66)
of which: Loans to financial advisors
2,615
2,422
79
114
(49)
(4)
(1)
(44)
Total financial assets measured at amortized cost
766,407
745,782
18,475
2,150
(1,057)
(197)
(217)
(643)
Financial assets measured at fair value through other comprehensive income
2,233
2,233
0
0
0
0
0
0
Total on-balance sheet financial assets within the scope of ECL requirements
768,640
748,015
18,475
2,150
(1,057)
(197)
(217)
(643)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
33,211
32,332
761
118
(40)
(14)
(7)
(19)
of which: Large corporate clients
3,624
3,051
486
87
(10)
(3)
(2)
(6)
of which: SME clients
1,506
1,299
177
31
(7)
(1)
(1)
(5)
of which: Financial intermediaries and hedge funds

22,549
22,504
46
0
(12)
(8)
(3)
0
of which: Lombard
3,009
3,009
0
0
(1)
0
0
(1)
of which: Commodity trade finance
1,811
1,803
8
0
(1)
(1)
0
0
Irrevocable loan commitments
44,018
42,085
1,878
56
(95)
(55)
(38)
(2)
of which: Large corporate clients
26,096
24,444
1,622
30
(76)
(45)
(28)
(2)
Forward starting reverse repurchase and securities borrowing agreements
10,373
10,373
0
0
0
0
0
0
Committed unconditionally revocable credit lines

47,421
45,452
1,913
56
(49)
(39)
(10)
0
of which: Real estate financing
9,439
8,854
585
0
(4)
(3)
(1)
0
of which: Large corporate clients
5,110
4,951
151
8
(6)
(4)
(3)
0
of which: SME clients
5,408
5,188
191
29
(21)
(17)
(3)
0
of which: Lombard
8,964
8,964
0
1
0
0
0
0
of which: Credit cards
10,458
9,932
522
4
(10)
(8)
(2)
0
of which: Commodity trade finance
537
537
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
4,183
4,169
11
4
(4)
(3)
0
0
Total off-balance sheet financial instruments and credit lines
139,206
134,410
4,562
234
(188)
(111)
(56)
(21)
Total allowances and provisions
(1,244)
(308)
(272)
(664)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

167
Note 9

Financial assets at amortized cost and other positions

in scope of expected credit loss measurement
(continued)

USD m 31.12.22
Carrying amount
1
ECL allowances
Financial instruments measured at amortized

cost
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
169,445
169,402
44
0
(12)
0
(12)
0
Amounts due from banks
14,671
14,670
1
0
(6)
(5)
(1)
0
Receivables from securities financing transactions measured at amortized cost
67,814
67,814
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
35,033
35,033
0
0
0
0
0
0
Loans and advances to customers
390,027
372,903
15,587
1,538
(783)
(129)
(180)
(474)
of which: Private clients with mortgages
156,930
147,651
8,579
699
(161)
(27)
(107)
(28)
of which: Real estate financing
46,470
43,112
3,349
9
(41)
(17)
(23)
0
of which: Large corporate clients
12,226
10,733
1,189
303
(130)
(24)
(14)
(92)
of which: SME clients
13,903
12,211
1,342
351
(251)
(26)
(22)
(203)
of which: Lombard
132,287
132,196
0
91
(26)
(9)
0
(17)
of which: Credit cards
1,834
1,420
382
31
(36)
(7)
(10)
(19)
of which: Commodity trade finance
3,272
3,261
0
11
(96)
(6)
0
(90)
Other financial assets measured at amortized cost
53,389
52,829
413
147
(86)
(17)
(6)
(63)
of which: Loans to financial advisors
2,611
2,357
128
126
(59)
(7)
(2)
(51)
Total financial assets measured at amortized cost
730,379
712,651
16,044
1,685
(890)
(154)
(199)
(537)
Financial assets measured at fair value through other comprehensive income
2,239
2,239
0
0
0
0
0
0
Total on-balance sheet financial assets within the scope of ECL requirements
732,618
714,889
16,044
1,685
(890)
(154)
(199)
(537)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
22,167
19,805
2,254
108
(48)
(13)
(9)
(26)
of which: Large corporate clients
3,663
2,883
721
58
(26)
(2)
(3)
(21)
of which: SME clients
1,337
1,124
164
49
(5)
(1)
(1)
(3)
of which: Financial intermediaries and hedge funds

11,833
10,513
1,320
0
(12)
(8)
(4)
0
of which: Lombard
2,376
2,376
0
1
(1)
0
0
(1)
of which: Commodity trade finance
2,121
2,121
0
0
(1)
(1)
0
0
Irrevocable loan commitments
39,996
37,531
2,341
124
(111)
(59)
(52)
0
of which: Large corporate clients
23,611
21,488
2,024
99
(93)
(49)
(45)
0
Forward starting reverse repurchase and securities borrowing agreements
3,801
3,801
0
0
0
0
0
0
Committed unconditionally revocable credit lines

43,677
41,809
1,833
36
(40)
(32)
(8)
0
of which: Real estate financing
8,711
8,528
183
0
(6)
(6)
0
0
of which: Large corporate clients
4,578
4,304
268
5
(4)
(1)
(2)
0
of which: SME clients
4,723
4,442
256
26
(19)
(16)
(3)
0
of which: Lombard
7,855
7,854
0
1
0
0
0
0
of which: Credit cards
9,390
8,900
487
3
(7)
(5)
(2)
0
of which: Commodity trade finance
327
327
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
4,696
4,600
94
2
(2)
(2)
0
0
Total off-balance sheet financial instruments and credit lines
114,337
107,545
6,522
270
(201)
(106)
(69)
(26)
Total allowances and provisions
(1,091)
(260)
(267)
(564)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

168
Note 9

Financial assets at amortized cost and other positions

in scope of expected credit loss measurement
(continued)
Coverage ratios are

calculated for

the core loan

portfolio by taking

ECL allowances

and provisions

divided by the

gross
carrying amount

of the

exposures. Core

loan exposure

is defined

as the

sum of
Loans and

advances to

customers

and
Loans to financial advisors
.

These ratios are influenced by the following key factors:

–
Lombard loans are generally secured with marketable securities in portfolios that are, as a rule, highly diversified,

with
strict lending policies that are intended to ensure that

credit risk is minimal under most circumstances;

–
mortgage loans

to private

clients and real

estate financing

are controlled

by conservative

eligibility criteria,

including
low loan-to-value ratios and strong debt service capabilities;
–
the amount of unsecured retail lending (including credit cards)

is insignificant;

– lending in Switzerland includes government-backed COVID-19 loans;
–
contractual

maturities

in

the

loan portfolio,

which

are

a

factor

in the

calculation

of

ECLs,

are

generally

short,

with
Lombard lending

typically having

average

contractual

maturities of

12 months

or less,

real estate

lending generally
between two

and three

years in

Switzerland,

with long-dated

maturities in

the US,

and corporate

lending between
one and two years with related loan commitments up to

four years; and

–
write-offs of

ECL allowances against

the gross

loan balances

when all

or part

of a

financial asset

is deemed

uncollectible
or forgiven, reduces the coverage ratios.
The total

combined on-

and off-balance

sheet coverage

ratio was

at
22

basis points

as of

31 December 2023,
1

basis
point higher than on

31 December 2022. The combined stage 1 and

2 ratio of
10

basis points was unchanged compared
with 31 December 2022; the stage 3 ratio was
22
%, materially unchanged compared with 31 December

2022.

31.12.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
174,555
163,656
10,044
856
9
2
88
7
326
Real estate financing
54,351
50,272
4,063
16
9
4
61
8
594
Total real estate lending
228,906
213,928
14,107
872
9
3
81
8
331
Large corporate clients
14,671
12,628
1,363
680
164
27
237
48
2,558
SME clients
12,956
10,696
1,548
712
202
32
155
47
2,861
Total corporate lending
27,627
23,324
2,911
1,392
182
29
193
48
2,714
Lombard
117,946
117,879
0
67
2
0
0
0
2,487
Credit cards
2,083
1,571
449
63
200
40
253
87
3,801
Commodity trade finance
3,008
2,881
12
115
394
25
62
25
9,676
Other loans and advances to customers
26,997
26,083
837
77
18
10
44
11
2,379
Loans to financial advisors
2,665
2,426
80
159
185
17
122
20
2,793
Total other lending
152,699
150,840
1,378
481
18
3
117
4
4,462
Total
1
409,232
388,092
18,396
2,744
24
5
101
9
2,263
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
6,801
6,560
226
15
8
7
29
8
40
Real estate financing
10,662
10,064
599
0
6
5
22
6
0
Total real estate lending
17,463
16,624
824
15
6
6
24
6
40
Large corporate clients
34,829
32,446
2,259
125
27
16
147
25
628
SME clients
7,872
7,337
456
80
47
29
230
41
626
Total corporate lending
42,702
39,782
2,715
205
30
18
161
28
627
Lombard
13,609
13,609
0
1
1
1
0
1
0
Credit cards
10,458
9,932
522
4
10
8
35
10
0
Commodity trade finance
2,354
2,346
8
0
4
4
36
4
0
Financial intermediaries and hedge funds
25,378
25,148
230
0
5
4
157
5
0
Other off-balance sheet commitments
16,869
16,596
264
9
12
5
170
8
0
Total other lending
68,668
67,630
1,024
14
7
4
97
6
5,921
Total
2
128,833
124,037
4,562
234
15
9
122
13
908
Total on- and off-balance sheet
3
538,065
512,129
22,958
2,978
22
6
105
10
2,157
1 Includes Loans

and advances to

customers and Loans

to financial advisors,

which are presented

on the balance

sheet line Other

financial assets measured

at amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

169
Note 9

Financial assets at amortized cost and other positions

in scope of expected credit loss measurement
(continued)

31.12.22
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
157,091
147,678
8,686
727
10
2
123
9
381
Real estate financing
46,511
43,129
3,372
9
9
4
70
9
232
Total real estate lending
203,602
190,807
12,059
736
10
2
108
9
379
Large corporate clients
12,356
10,757
1,204
395
105
22
120
32
2,325
SME clients
14,154
12,237
1,364
553
177
22
161
36
3,664
Total corporate lending
26,510
22,994
2,567
949
144
22
142
34
3,106
Lombard
132,313
132,205
0
108
2
1
0
1
1,580
Credit cards
1,869
1,427
393
50
190
46
256
91
3,779
Commodity trade finance
3,367
3,266
0
101
285
18
0
18
8,901
Other loans and advances to customers
23,149
22,333
748
68
18
6
38
7
3,769
Loans to financial advisors
2,670
2,364
130
176
221
28
124
33
2,870
Total other lending
163,368
161,595
1,270
503
16
3
114
3
4,016
Total
1
393,480
375,396
15,896
2,188
21
4
114
8
2,398
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
6,535
6,296
236
3
5
4
18
4
1,183
Real estate financing
10,054
9,779
275
0
6
7
0
6
0
Total real estate lending
16,589
16,075
511
3
6
6
2
6
1,288
Large corporate clients
32,126
28,950
3,013
163
38
18
165
32
1,263
SME clients
7,122
6,525
499
98
47
30
214
43
304
Total corporate lending
39,247
35,475
3,513
260
40
20
172
34
903
Lombard
12,919
12,918
0
1
2
1
0
1
0
Credit cards
9,390
8,900
487
3
7
5
36
7
0
Commodity trade finance
2,459
2,459
0
0
3
3
0
3
0
Financial intermediaries and hedge funds
18,128
16,464
1,664
0
7
6
25
7
0
Other off-balance sheet commitments
11,803
11,454
346
3
11
8
68
9
0
Total other lending
54,700
52,195
2,498
7
6
5
33
6
0
Total
2
110,537
103,745
6,522
270
18
10
106
16
980
Total on- and off-balance sheet
3
504,016
479,140
22,418
2,458
21
5
112
10
2,242
1 Includes Loans

and advances to

customers and Loans

to financial advisors,

which are presented

on the balance

sheet line Other

financial assets measured

at amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

Note 10

Derivative instruments
Overview
Over-the-counter (OTC) derivative

contracts are usually traded under a standardized International Swaps and Derivatives
Association (ISDA)

master agreement

or other

recognized local

industry-standard master

agreements between

UBS AG
and

its

counterparties.

Terms

are

negotiated

directly

with

counterparties

and

the

contracts

have

industry-standard
settlement

mechanisms

prescribed

by

ISDA

or

similar

industry-standard

solutions.

Other

OTC

derivatives

are

cleared
through clearing houses,

in particular interest

rate swaps with

LCH, where a

settled-to-market method has

been generally
adopted, under

which cash

collateral exchanged

on a

daily basis

is considered

to legally

settle the

market value

of the
derivatives. Regulators

in various

jurisdictions have

introduced rules

requiring the

payment and

collection of

initial and
variation margins on certain OTC derivative contracts, which may have a bearing on price and other relevant

terms.
Exchange-traded derivatives (ETD) are standardized in terms of their amounts and settlement dates, and are bought and
sold

on

regulated

exchanges.

Exchanges

offer

the

benefits

of

pricing

transparency,

standardized

daily

settlement

of
changes in value and, consequently, reduced credit risk.
Most of UBS AG’s

derivative transactions relate to

sales and market-making

activity. Sales activities

include the structuring
and marketing of derivative products

to customers to enable

them to take, transfer,

modify or reduce current

or expected
risks. Market-making aims to

directly support the facilitation and

execution of client activity,

and involves quoting bid and
offer prices to other market participants with the aim of generating revenues based on spread and volume. UBS AG also uses various derivative instruments for hedging purposes.
›
Refer to Notes 15 and 20 for more information about

derivative instruments
›
Refer to Note 25 for more information about derivatives

designated in hedge accounting relationships

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

170
Note 10

Derivative instruments (continued)
Risks of derivative instruments
The derivative financial assets shown on the

balance sheet can be an important component of UBS AG’s credit exposure;
however,

the

positive

replacement

values

related

to

a

respective

counterparty

are

rarely

an

adequate

reflection

of
UBS AG’s credit exposure in its derivatives business with that counterparty. This is generally the case because, on the one
hand, replacement values can increase over time (potential future exposure), while, on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements. Both the exposure measures used internally

by UBS AG

to control

credit risk

and the

capital requirements imposed

by regulators

reflect these additional
factors.
›
Refer to Note 21 for more information about derivative

financial assets and liabilities after consideration

of netting potential
permitted under enforceable netting arrangements
›
Refer to the “Risk management and control” section of this

report for more information about the risks arising from derivative instruments
Derivative instruments

31.12.23 31.12.22
USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional amounts
related to
derivative financial
assets and
liabilities
2,3
Other
notional
amounts
2,4
Derivative
financial
assets
Derivative
financial
liabilities
Notional amounts
related to
derivative financial
assets and
liabilities
2,3
Other
notional
amounts
2,4
Interest rate
35.3
32.8
2,471.7
13,749.0
39.8
37.5
2,080.3
11,255.4
of which: forwards (OTC)
1
0.1
0.0
114.0
1,061.4
0.2
0.0
72.3
792.7
of which: swaps (OTC)
23.0
18.2
788.0
11,884.1
25.2
19.8
607.1
9,728.6
of which: options (OTC)
12.1
14.4
1,569.4
14.2
17.5
1,392.5
of which: futures (ETD)
707.4
606.3
of which: options (ETD)
0.0
0.0
0.2
96.1
0.0
0.0
8.3
127.7
Credit derivatives
1.8
1.6
93.1
1.0
1.2
73.9
of which: credit default swaps (OTC)
1.6
1.5
91.4
0.9
1.0
71.0
of which: total return swaps (OTC)
0.0
0.1
0.7
0.1
0.2
1.2
Foreign exchange
65.4
71.7
6,367.1
179.6
85.5
88.5
6,080.1
40.1
of which: forwards (OTC)
15.6
18.9
1,881.7
26.5
28.6
1,763.8
of which: swaps (OTC)
43.5
46.7
3,587.2
178.7
49.6
50.4
3,233.0
38.4
of which: options (OTC)
6.2
6.1
892.6
9.3
9.2
1,073.2
Equity / index
27.3
32.9
1,191.1
84.3
22.2
26.1
885.8
63.4
of which: swaps (OTC)
6.0
8.9
263.4
5.3
6.6
217.4
of which: options (OTC)
2.8
5.9
193.4
2.8
4.4
140.6
of which: futures (ETD)
77.3
52.2
of which: options (ETD)
10.3
10.0
732.7
6.9
9.0
8.1
526.7
11.2
of which: client-cleared transactions (ETD)
8.1
8
5.1
7.0
Commodities
1.6
1.3
128.6
15.5
1.4
1.4
132.3
17.6
of which: swaps (OTC)
0.7
0.5
44.8
0.5
0.7
38.5
of which: options (OTC)
0.6
0.3
38.4
0.4
0.3
29.1
of which: futures (ETD)
13.0
16.4
of which: forwards (ETD)
0.0
0.0
31.5
0.0
0.0
47.7
of which: client-cleared transactions (ETD)
0.2
0.3
0.2
0.3
Other
5
0.3
0.4
86.0
0.2
0.1
49.7
Total derivative instruments,

based on IFRS netting
6
131.7
140.7
10,337.6
14,028.4
150.1
154.9
9,302.1
11,376.5
1 Includes certain

forward starting repurchase

and reverse repurchase agreements

that are classified

as measured at

fair value

through profit or

loss and are recognized

within derivative instruments.

2 In cases
where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional amounts of the netted derivative financial instruments are still presented on a gross basis.

3 Notional
amounts of client-cleared ETD and OTC transactions through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

4 Other notional amounts relate to derivatives that are
cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on

derivative instruments, and was

not material for any of the periods

presented.

5 Includes mainly derivative

loan commitments measured at FVTPL, as well

as unsettled
purchases and sales of non-derivative financial instruments

for which the changes in the fair value

between trade date and settlement date are

recognized as derivative financial instruments.

6 Derivative financial
assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of

business and in the event of
default, bankruptcy or insolvency of the entity and all of

the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Refer to Note 21 for more information
on netting arrangements.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

171
Note 10

Derivative instruments (continued)
On

a

notional

amount

basis,

approximately
51
%

of

OTC

interest

rate

contracts

held

as

of

31 December

2023
(31 December 2022:
46
%) mature

within one year,
30
% (31 December 2022:
32
%) within one to

five years and
19
%
(31 December 2022:
22
%) after five years.

Notional amounts of interest rate contracts cleared through either a central counterparty or an exchange that are legally
settled or economically

net settled on a

daily basis are

presented under
Other notional amounts

in the table

above and
are categorized into maturity

buckets on the basis

of contractual maturities of

the cleared underlying derivative

contracts.
Other notional

amounts related

to interest

rate contracts

increased by

USD
2.5
trn compared

with 31 December

2022,
mainly reflecting

lower compression

activity and

higher business

volumes driven

by elevated

interest rate

volatility and
inflation.

Note 11

Property, equipment and software

At historical cost less accumulated depreciation
USD m
Owned
properties and
equipment
1
Leased
properties and
equipment
2
Software
Projects in
progress 2023
3
2022
3
Historical cost
Balance at the beginning of the year
10,352
4,275
9,220
1,046
24,893
24,542
Additions
106
96
81
1,110
1,393
1,859
Disposals / write-offs
4
(299)
(63)
(1,087)
0
(1,449)
(414)
Reclassifications
550
0
1,390
(1,561)
378
(894)
Foreign currency translation
653
71
185
45
954
(200)
Balance at the end of the year
11,362
4,379
9,789
640
26,169
24,893
Accumulated depreciation
Balance at the beginning of the year
6,697
1,638
5,242
0
13,577
12,830
Depreciation
457
446
1,070
0
1,974
1,819
Impairment
5
15
0
223
0
238
2
Disposals / write-offs
4
(296)
(62)
(1,087)
0
(1,445)
(410)
Reclassifications
207
0
(2)
0
206
(566)
Foreign currency translation
439
36
101
0
576
(99)
Balance at the end of the year
7,520
2,058
5,548
0
15,126
13,577
Net book value
Net book value at the beginning of the year
3,655
2,637
3,978
1,046
11,316
11,712
Net book value at the end of the year
3,842
2,321
4,241
640
6
11,044
11,316
1 Includes leasehold improvements and IT hardware.

2 Represents right-of-use assets recognized by UBS AG as lessee. UBS AG predominantly enters into lease contracts, or contracts that include lease components, in relation to real

estate, including offices,

retail branches and

sales offices. The

total cash outflow for

leases during 2023 was

USD
594
m (2022: USD
589
m). Interest expense on

lease liabilities is included

within
Interest expense from financial

instruments measured at amortized

cost and Lease liabilities

are included within Other

financial liabilities measured

at amortized cost.

Refer to Notes 3

and 18a, respectively.

There
were no material gains or losses arising from sale-and-leaseback transactions in 2023 and in 2022.

3 The total reclassification amount for the

respective periods represents net reclassifications from / to

Properties
and other non-current assets held

for sale.

4 Includes write-offs of

fully depreciated assets.

5 Impairment charges recorded in

2023 generally relate to

assets that are no longer

used, for which the

recoverable
amount based on a value-in-use approach was determined to be zero.

6 Consists of USD
415
m related to software and USD
224
m related to Owned properties and equipment.

Note 12

Goodwill and intangible assets
Introduction
UBS AG performs an impairment test on its goodwill assets

on an annual basis or when indicators of impairment exist.

UBS AG considers Asset Management,

as reported in Note 2a, as a separate cash-generating unit (a CGU), as that is the level at which the

performance of investment (and the

related goodwill) is reviewed and

assessed by management. Given
that a

significant amount

of goodwill

in Global Wealth

Management relates

to the

acquisition of

PaineWebber Group,
Inc. in 2000, which mainly affected the Americas portion

of the business, this goodwill remains separately monitored

by
the

Americas,

despite

the

formation

of

Global

Wealth

Management

in

2018.

Therefore,

goodwill

for

Global

Wealth
Management

is

separately

considered

for

impairment

at

the

level

of

two

CGUs:

Americas;

and

Switzerland

and
International (consisting of EMEA, Asia Pacific and Global).
The impairment

test is

performed for

each CGU

to which

goodwill is

allocated by

comparing the

recoverable amount
with the

carrying amount

of the

respective CGU.

UBS AG determines

the recoverable

amount of

the respective

CGUs
based on their value in use. An impairment

charge is recognized if the carrying amount exceeds the recoverable amount.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

172
Note 12

Goodwill and intangible assets (continued)
As

of

31 December

2023,

total

goodwill

recognized

on

the

balance

sheet

was

USD
6.0
bn,

of

which

USD
3.7
bn

was
carried by

the Global

Wealth Management

Americas CGU,

USD
1.2
bn was

carried by

the Global

Wealth Management
Switzerland and International CGU, and USD
1.1
bn was carried by Asset Management. Based on the impairment testing methodology described below, UBS AG

concluded that the goodwill

balances as of

31 December 2023 allocated to

these
CGUs were not impaired. For each

of the CGUs, the recoverable amount

substantially exceeded the carrying value

as of
31 December

2023

and

there

was

no

indication

of

a

significant

risk

of

goodwill

impairment

based

on

the

testing
performed as of 31 December 2023.
Methodology for goodwill impairment testing
The recoverable

amounts are

determined using

a discounted

cash flow

model, which

has been

adapted to

use inputs
that consider features of

the banking business and its

regulatory environment.

The recoverable amount of

a CGU is the
sum of

the discounted

earnings attributable

to shareholders

from the

first three

forecast years

and the

terminal value,
adjusted for the effect of the capital

assumed to be needed over the next

three years and to support growth beyond that
period. The

terminal value,

which covers

all periods

beyond the

third year,

is calculated

on the

basis of

the forecast

of
the third-year

profit, the

discount rate

and the

long-term growth

rate, as well

as the

implied perpetual

capital growth.
For

the

Global

Wealth

Management

Americas

CGU,

the

methodology

is

consistently

applied,

however,

the

forecast
period was extended from three to five years (with a

terminal value thereafter) in 2023 to provide for the CGU’s specific planning

assumptions,

namely

the

ongoing

investments

in

the

core

banking

infrastructure

in

the

US

to

enhance

the
product capabilities and offerings

in this market in the mid term. The extension

of the forecast period from three

to five
years did not trigger,

defer or avoid an impairment of goodwill as of 31

December 2023.
The

carrying

amount

for

each

CGU

is

determined

by

reference

to

UBS’s

equity

attribution

framework.

Within

this
framework,

UBS

attributes

equity

to

the

businesses

on

the

basis

of

their

risk-weighted

assets

and

leverage

ratio
denominator (both

metrics include

resource allocations

from Group

Items to the

business divisions),

their goodwill

and
their

intangible

assets,

as

well

as

attributed

equity

related

to

certain

common

equity

tier 1

deduction

items.

The
framework

is

primarily

used

for

the

purpose

of

measuring

the

performance

of

the

businesses

and

includes

certain
management assumptions. Attributed equity

is equal to

the capital a

CGU requires to

conduct its business

and is currently
considered a reasonable

approximation of the

carrying amount of

the CGUs. The

attributed equity methodology

is also
applied in the

business planning process,

the inputs from

which are used

in calculating the

recoverable amounts

of the
respective CGU.
Assumptions
Valuation

parameters

used

within

UBS AG’s

impairment

test

model are

linked

to external

market

information,

where
applicable. The

model used

to determine

the recoverable

amount is

most sensitive

to changes

in the

forecast earnings
available to shareholders in years one to three, to changes in the discount rates and to changes in the long-term growth rate. The applied

long-term growth

rate is based

on long-term economic

growth rates for

different regions

worldwide.
Earnings available

to

shareholders

are

estimated

on

the

basis of

forecast

results,

which

are

part

of the

business

plan
approved by the Board of Directors.
The

discount

rates

are

determined

by

applying

a

capital

asset

pricing

model-based

approach,

as

well

as

considering
quantitative and qualitative inputs from both internal and external analysts and the view of management. They also take into account

regional differences

in risk-free

rates at

the level of

the individual

CGUs. In line

with discount

rates, long-
term growth rates are determined at the regional level based on nominal GDP growth rate forecasts.
Key

assumptions

used

to

determine

the

recoverable

amounts

of

each

CGU

are

tested

for

sensitivity

by

applying

a
reasonably possible change to

those assumptions. Forecast earnings available

to shareholders were changed by
20
%, the
discount rates

were changed by
1.5

percentage points, and

the long-term

growth rates

were changed

by
0.75

percentage
points. Under all scenarios,

reasonably possible changes

in key assumptions did

not result in an

impairment of goodwill
or

intangible

assets

reported

by

Global

Wealth

Management

Americas,

Global

Wealth

Management

Switzerland

and
International, and Asset Management.
If the estimated earnings

and other assumptions in future periods

deviate from the current outlook,

the value of goodwill
attributable to

Global Wealth

Management Americas,

Global Wealth

Management

Switzerland and

International, and
Asset Management may become impaired in the

future, giving rise to losses

in the income statement. Recognition of any
impairment of

goodwill would

reduce IFRS

Accounting Standards

equity and

net profit.

It would

not affect

cash flows
and,

as

goodwill

is

required

to

be

deducted

from

capital

under

the

Basel III

capital

framework,

no

effect

would

be
expected on UBS AG’s capital ratios.

Discount and growth rates
Discount rates Growth rates
In % 31.12.23 31.12.22 31.12.23 31.12.22
Global Wealth Management Americas
9.5
10.5
3.8
3.8
Global Wealth Management Switzerland and International
9.5
9.4
3.4
3.6
Asset Management
9.0
9.5
3.3
3.4

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

173
Note 12

Goodwill and intangible assets (continued)

USD m Goodwill Intangible assets
1
2023 2022
Historical cost
Balance at the beginning of the year
6,043
1,598
7,641
7,739
Additions
0
6
6
0
Disposals
2
(10)
(30)
(40)
(22)
Foreign currency translation
10
28
38
(76)
Balance at the end of the year
6,043
1,602
7,645
7,641
Accumulated amortization and impairment
Balance at the beginning of the year
0
1,374
1,374
1,360
Amortization
26
26
26
Impairment / (reversal of impairment)
0
0
0
(1)
Disposals
2
0
(30)
(30)
0
Foreign currency translation
0
9
9
(11)
Balance at the end of the year
0
1,379
1,379
1,374
Net book value at the end of the year
6,043
223
6,265
6,267
of which: Global Wealth Management Americas
3,712
36
3,748
3,740
of which: Global Wealth Management Switzerland and International
1,182
52
1,233
1,225
of which: Asset Management
1,149
0
1,149
1,167
of which: Investment Bank
0
135
135
135
1 Intangible assets mainly include customer relationships, contractual rights and the fully amortized branch network intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc. in 2000.

2 Reflects the derecognition of goodwill allocated to business and intangible assets held by entities that have been disposed of.

Refer to Note 29 for more information.

The table below presents estimated aggregated

amortization expenses for intangible assets.

USD m Intangible assets
Estimated aggregated amortization expenses for:
2024
27
2025
26
2026
26
2027
25
2028
19
Thereafter
98
Not amortized due to indefinite useful life
2
Total
223

Note 13

Other assets
a) Other financial assets measured at amortized cost

USD m 31.12.23 31.12.22
Debt securities
43,245
44,594
Loans to financial advisors
2,615
2,611
Fee- and commission-related receivables
1,883
1,803
Finance lease receivables
1,427
1,314
Settlement and clearing accounts

311
1,174
Accrued interest income
2,004
1,276
Other
2,849
1
618
Total other financial assets measured at amortized cost
54,334
53,389
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.
Effective from 1 April

2022, UBS has reclassified a

portfolio of financial assets from

Financial assets measured at fair value
through other comprehensive income with a fair value of USD
6.9
bn (the Portfolio) to Other financial assets measured at
amortized cost.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

174
Note 13

Other assets (continued)
The Portfolio’s cumulative fair value losses of USD
449
m pre-tax and USD
333
m post-tax, previously recognized in Other
comprehensive

income
,

have

been

removed

from

equity

and

adjusted

against

the

value

of

the

assets

on

the
reclassification date, so that

the Portfolio is measured

as if the assets

had always been classified

at amortized cost, with
a value

of USD
7.4
bn as

on 1

April 2022.

The reclassification

had no

effect on

the income

statement. The

reclassified
Portfolio

is

made

up

of

high-quality

liquid

assets,

primarily

US

government

treasuries

and

US

government

agency
mortgage-backed securities, held

and separately managed

by UBS Bank

USA. The accounting

reclassification has arisen
as a direct result

of the transformation

of UBS’s Global

Wealth Management Americas

business, which has significantly
impacted UBS Bank

USA. This includes initiatives

approved by the

Group Executive Board to

significantly grow and extend
the business,

as disclosed

on 1 February

2022 during

UBS’s fourth

quarter

2021 earnings

presentation.

Over the

two
years preceding the reclassification date, UBS Bank USA’s deposit base grew by more than 100% generating substantial
cash balances, with a number of new products being launched,

including new deposit types that are longer in duration,
additional lending and a broader range of customer

segments targeted. Following the commencement of these activities and the announcement

made in the

first quarter of

2022, the Portfolio

is no longer

held in a

business model to

collect
the contractual

cash flows

and sell

the assets

but

is instead

solely held

to collect

the contractual

cash flows

until the
assets mature, requiring a reclassification of the Portfolio in line with IFRS 9 with effect from 1 April 2022.
b) Other non-financial assets

USD m 31.12.23 31.12.22
Precious metals and other physical commodities

4,426
4,471
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
1,379
2,205
Prepaid expenses
1,062
709
VAT,

withholding tax and other tax receivables
746
1,405
Properties and other non-current assets held for sale
105
279
Other

660
583
Total other non-financial assets
8,377
9,652
1 Refer to Note 17 for more information.

Note 14

Customer deposits, and funding from UBS Group

AG
a) Customer deposits

USD m 31.12.23 31.12.22
Demand deposits
146,163
182,307
Retail savings / deposits
152,683
149,310
Sweep deposits
41,045
69,223
Time deposits
1
215,782
126,331
Total customer deposits
555,673
527,171
1 Includes customer deposits in UBS AG Jersey Branch placed by UBS Switzerland AG on behalf of its clients.
Customer deposits increased mainly due to net inflows into time deposit products,

and positive foreign currency effects,
partly

offset

by

continued

shifts

into

money

market

funds

and

US-government

securities.

In

addition,

customers
continued to shift funds from Demand and Sweep

deposits into time deposits.
b) Funding from UBS Group AG measured at amortized

cost

USD m 31.12.23 31.12.22
Debt contributing to total loss-absorbing capacity (TLAC)
51,102
42,073
Debt eligible as high-trigger loss-absorbing additional tier

1 capital instruments
11,286
10,654
Debt eligible as low-trigger loss-absorbing additional

tier 1 capital instruments
1,212
1,187
Other
1
3,682
2,232
Total funding from UBS Group AG measured at amortized cost
2,3
67,282
56,147
1 Includes debt not eligible as TLAC having

a residual maturity of less than one year

and high-trigger loss-absorbing additional tier 1 capital instruments that ceased to be eligible when UBS Group AG

issued notice
of redemption.

2 The Total

funding from UBS Group AG

measured at amortized cost consists

of subordinated debt of UBS

AG and its subsidiaries toward

UBS Group AG. Subordinated

debt consists of unsecured
debt obligations that are

contractually subordinated in right of

payment to all other

present and future non-subordinated

obligations of the respective

issuing entity. All instruments contributing

to TLAC are subordinated
since 1.1.2020.

3 UBS AG has also recognized funding from UBS Group AG that is designated at fair value.

Refer to Note 18b for more information.
UBS AG uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt

instruments held
at amortized cost. In

some cases, UBS AG applies

hedge accounting for

interest rate risk

as discussed in item

2j in Note
1a and Note 25.

As a result of applying

hedge accounting, the life-to-date adjustment to

the carrying amount of
Funding
from UBS Group AG measured at amortized cost

was a decrease of USD
3.2
bn as of 31 December 2023 and a decrease
of USD
5.1
bn as of 31 December 2022, reflecting changes

in fair value due to interest rate movements.
Of the
Total funding from UBS

Group AG measured at

amortized cost

outstanding as of 31

December 2023, USD
65.6
bn
pays a fixed interest rate and USD
1.7
bn pays a floating rate of interest.
›
Refer to Note 23 for maturity information

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

175
Note 15

Debt issued designated at fair value

USD m 31.12.23 31.12.22
Issued debt instruments
Equity-linked
1
46,269
41,901
Rates-linked

16,880
16,276
Credit-linked
4,506
2,170
Fixed-rate
14,295
6,538
Commodity-linked
3,704
4,294
Other
687
663
Total debt issued designated at fair value
86,341
71,842
of which: issued by UBS AG with original maturity greater than one year
2
73,544
57,750
1 Includes investment fund unit-linked instruments issued.

2 Based on original contractual maturity without considering any early redemption features. As of 31 December 2023,
100
% of the balance was unsecured
(31 December 2022:
100
%).

Note 16

Debt issued measured at amortized cost

USD m 31.12.23 31.12.22
Short-term debt
1
37,285
29,676
Senior unsecured debt
18,450
17,892
of which: issued by UBS AG with original maturity greater than one year
18,446
17,892
Covered bonds
1,006
0
Subordinated debt
3,008
2,968
of which: eligible as low-trigger loss-absorbing tier 2 capital instruments
0
2,422
of which: eligible as non-Basel III-compliant tier 2 capital instruments
538
536
Debt issued through the Swiss central mortgage institutions
10,035
8,962
Long-term debt
2
32,499
29,823
Total debt issued measured at amortized cost
3,4
69,784
59,499
1 Debt with an original contractual maturity

of less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to one year.

The
classification of debt

issued into

short-term and long

-term does not

consider any early

redemption features.

3 Net of

bifurcated embedded derivatives,

the fair value

of which was

not material

for the

periods
presented.

4 Except for Covered bonds and Debt issued through the Swiss central mortgage institutions,
100
% of the balance was unsecured as of 31 December 2023.
UBS AG uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt

instruments held
at amortized cost. In

some cases, UBS AG applies

hedge accounting for

interest rate risk

as discussed in item

2j in Note
1a and Note

25.

As a result

of applying hedge

accounting, the

life-to-date adjustment

to the carrying

amount of
Debt
issued measured at amortized cost

was a decrease of USD
0.4
bn as of 31 December 2023 and a decrease of USD
1.0
bn
as of 31 December 2022, reflecting changes

in fair value due to interest rate movements.
Subordinated debt consists

of unsecured debt

obligations that are

contractually subordinated

in right of

payment to all
other

present

and

future

non-subordinated

obligations

of

the

respective

issuing

entity.

All

of

the

subordinated

debt
instruments outstanding as of 31 December 2023 pay a

fixed rate of interest.
›
Refer to Note 23 for maturity information

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

176

Note 17

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.

USD m 31.12.23 31.12.22
Provisions other than provisions for expected credit losses
2,336
2,982
Provisions for expected credit losses
1
188
201
Total provisions
2,524
3,183
1 Refer to Note 9 for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.
The following table presents additional information for

provisions other than provisions for expected

credit losses.

USD m
Litigation,
regulatory and
similar matters 1 Restructuring 2 Real estate 3 Other 4 Total 2023
Balance at the beginning of the year
2,586
98
122
175
2,982
Increase in provisions recognized in the income statement
866
234
8
41
1,148
Release of provisions recognized in the income statement
(47)
(13)
0
(17)
(77)
Provisions used in conformity with designated purpose
(1,642)
(114)
(12)
(27)
(1,795)
Foreign currency translation and other movements
48
4
18
10
79
Balance at the end of the year

1,810
209
135
181
2,336
1 Consists of provisions for losses resulting from legal, liability and compliance risks.

2 Consists of USD
146
m of provisions for onerous contracts related to real estate as of 31 December 2023 (31 December 2022:
USD
28
m) and USD
64
m of personnel-related restructuring provisions as of 31 December

2023 (31 December 2022: USD
70
m).

3 Mainly includes provisions for reinstatement costs with respect to leased properties.

4 Mainly includes provisions related to employee benefits and operational risks.

Restructuring provisions relate to onerous contracts and personnel-related provisions. Onerous contracts for property are recognized

when

UBS AG

is committed

to pay

for non-lease

components, such

as utilities,

service charges,

taxes and
maintenance,

when

a

property

is

vacated

or

not

fully

recovered

from

sub-tenants.

Personnel-related

restructuring
provisions are

generally used

within a

short period

of time.

The level

of personnel-related

provisions can

change when
natural

staff

attrition

reduces

the

number

of

people

affected

by

a

restructuring

event,

and

therefore

results

in

lower
estimated costs.

Information about provisions

and contingent liabilities

in respect of

litigation, regulatory

and similar matters,

as a class,
is included in Note 17b. There are no material contingent

liabilities associated with the other classes of provisions.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

177
Note 17

Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters
UBS operates in

a legal and

regulatory environment that

exposes it to

significant litigation and

similar risks arising

from
disputes and

regulatory

proceedings.

As a

result,

UBS

is involved

in various

disputes

and legal

proceedings,

including
litigation, arbitration, and regulatory

and criminal investigations. “UBS,”

“we” and “our,” for

purposes of this

Note, refer
to UBS AG and / or one or more of its subsidiaries, as applicable.
Such

matters

are

subject

to

many

uncertainties,

and

the

outcome

and

the

timing

of

resolution

are

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
the amount

can be

reliably

estimated. Where

these factors

are otherwise

satisfied, a

provision may

be established

for
claims that have not yet been asserted

against UBS, but are nevertheless expected to be,

based on UBS’s experience with
similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an

obligation

cannot

be

reliably

estimated,

a

liability

exists

that

is

not

recognized

even

if

an

outflow

of

resources

is
probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters
could be

significant. Developments

relating to

a matter

that occur

after the

relevant reporting

period, but

prior to

the
issuance of financial

statements, which affect

management’s assessment

of the provision

for such matter

(because, for
example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events

after

the

reporting

period

under

IAS

10

and

must

be

recognized

in

the

financial

statements

for

the

reporting
period.
Specific

litigation,

regulatory

and

other

matters

are

described

below,

including

all

such

matters

that

management
considers to

be material

and others

that management

believes to

be of

significance to

UBS due

to potential

financial,
reputational and other

effects. The amount of

damages claimed, the size

of a transaction

or other information is

provided
where available and appropriate in order to assist users in considering the magnitude of potential exposures.
In the case of certain matters below, we

state that we have established a provision,

and for the other matters, we make
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
provision, either: (a) we have

not established a provision;

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

timing of outflows.

However, the aggregate

amount of the

expected outflows for

those matters
for which

we are

able to

estimate expected

timing is

immaterial relative

to our

current and

expected levels

of liquidity
over the relevant time periods.
The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions”
table in Note 17a

above. It is not practicable to

provide an aggregate estimate of liability

for our litigation, regulatory and
similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims

and proceedings

that involve

unique fact

patterns or

novel legal

theories, that

have not

yet been

initiated or
are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although
UBS therefore

cannot provide

a numerical

estimate of

the future

losses that

could arise

from litigation,

regulatory and
similar

matters,

UBS

believes

that

the

aggregate

amount

of

possible

future

losses

from

this

class

that

are

more

than
remote substantially exceeds the level of current provisions.

Litigation, regulatory and

similar matters may also

result in non-monetary

penalties and consequences.

A guilty plea to,
or conviction

of, a

crime could

have material

consequences for

UBS. Resolution

of regulatory

proceedings may

require
UBS to obtain waivers of regulatory disqualifications to maintain certain operations,

may entitle regulatory authorities to
limit,

suspend

or

terminate

licenses

and

regulatory

authorizations,

and

may

permit

financial

market

utilities

to

limit,
suspend or terminate UBS’s participation in

such utilities. Failure to obtain such waivers,

or any limitation, suspension or
termination of licenses, authorizations or participations, could have material consequences for UBS.
The risk of loss associated with

litigation, regulatory and similar matters

is a component of operational

risk for purposes
of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital, liquidity and funding, and balance sheet” section of this report.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

178
Note 17

Provisions and contingent liabilities (continued)

Provisions for litigation, regulatory and similar matters

by business division and in Group Items
1
USD m
Global Wealth
Manage-
ment
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core

and

Legacy
2
Group

Items
2
Total 2023
Balance at the beginning of the year
1,182
159
8
308
771
158
2,586
Increase in provisions recognized in the income statement
113
0
5
81
665
2
866
Release of provisions recognized in the income statement
(7)
(9)
0
(2)
0
(29)
(47)
Provisions used in conformity with designated purpose
(98)
0
(1)
(106)
(1,435)
(1)
(1,642)
Foreign currency translation and other movements
31
6
0
5
4
1
48
Balance at the end of the year
1,220
156
12
286
4
132
1,810
1 Provisions, if any,

for the matters described in item 2

of this Note are recorded in Global Wealth

Management, and provisions, if any,

for the matters described in items 1 and

4 of this Note are allocated between
Global Wealth Management and Personal & Corporate Banking. Provisions,

if any, for the matters described in item 3 are allocated between the Investment

Bank and Group Items.

2 Starting with the third quarter
of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group Items.

Prior periods have been revised to reflect these changes.
1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of

countries have made inquiries,

served requests for information or

examined
employees located in their

respective jurisdictions

relating to the

cross-border wealth

management services provided

by
UBS and other financial institutions.
Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in

France in relation
to UBS’s cross-border business with French clients. In connection with this investigation, the investigating judges ordered
UBS AG to provide bail (“ caution ”) of EUR
1.1
bn.
In 2019, the court

of first instance

returned a verdict

finding UBS AG

guilty of unlawful solicitation

of clients on

French
territory

and aggravated

laundering of

the proceeds

of tax

fraud, and

UBS (France)

S.A. guilty

of aiding

and abetting
unlawful solicitation

and of

laundering the

proceeds of

tax fraud.

The court

imposed fines

aggregating EUR
3.7
bn on
UBS AG and UBS (France) S.A. and

awarded EUR
800
m of civil damages to the

French state. A trial in the Paris

Court of
Appeal took place in March 2021. In December

2021, the Court of Appeal found UBS

AG guilty of unlawful solicitation
and aggravated

laundering

of the

proceeds of

tax

fraud. The

court

ordered a

fine of

EUR
3.75
m, the

confiscation

of
EUR
1
bn, and awarded civil

damages to the French

state of EUR
800
m. UBS appealed the

decision to the French

Supreme
Court.

The

Supreme

Court

rendered

its

judgment

on

15

November

2023.

It

upheld

the

Court

of

Appeal‘s

decision
regarding unlawful solicitation and aggravated

laundering of the proceeds of tax

fraud, but overturned the confiscation
of EUR
1
bn, the

penalty of

EUR
3.75
m and the

EUR
800
m of civil

damages awarded

to the

French state.

The case

has
been remanded to

the Court of

Appeal for a

retrial regarding these

overturned elements. The

French state has

reimbursed
the EUR
800
m of civil damages to UBS AG.
Our balance sheet

at 31 December

2023 reflected

a provision

in an amount

that UBS believes

to be appropriate

under
the applicable accounting standard. As in the case of other matters for which we have established provisions,

the future
outflow

of

resources

in

respect

of

such

matters

cannot

be

determined

with

certainty

based

on

currently

available
information and accordingly may ultimately

prove to be substantially greater

(or may be less) than the provision

that we
have recognized.
2. Madoff
In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A.
(now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a

number
of regulators,

including the

Swiss Financial Market

Supervisory Authority

(FINMA) and the

Luxembourg Commission

de
Surveillance du

Secteur Financier.

Those inquiries

concerned two

third-party funds

established under

Luxembourg law,
substantially all assets of which

were with BMIS,

as well as certain

funds established in offshore

jurisdictions with either
direct or

indirect exposure

to BMIS. These

funds faced severe

losses, and the

Luxembourg funds

are in

liquidation. The
documentation

establishing

both

funds

identifies

UBS

entities

in

various

roles,

including

custodian,

administrator,
manager,

distributor and promoter,

and indicates that UBS employees serve as board

members.
In 2009 and 2010,

the liquidators of

the two Luxembourg

funds filed claims

against UBS entities,

non-UBS entities and
certain individuals,

including

current and

former

UBS employees,

seeking amounts

totaling approximately

EUR
2.1
bn,
which includes amounts that the funds may be held liable

to pay the trustee for the liquidation of BMIS (BMIS Trustee).
A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these

cases have been filed in Luxembourg, where decisions that the claims in

eight

test

cases

were

inadmissible

have

been

affirmed

by

the

Luxembourg

Court

of

Appeal,

and

the

Luxembourg
Supreme Court has dismissed a further appeal in one of

the test cases.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

179
Note 17

Provisions and contingent liabilities (continued)
In the US, the BMIS Trustee

filed claims against UBS entities, among others, in

relation to the two Luxembourg funds and
one of the offshore funds. The total amount

claimed against all defendants in these

actions was not less than USD
2
bn.
In 2014,

the

US Supreme

Court rejected

the BMIS

Trustee’s

motion for

leave to

appeal decisions

dismissing all

claims
except

those

for

the

recovery

of

approximately

USD
125
m

of

payments

alleged

to

be

fraudulent

conveyances

and
preference payments. In 2016, the

bankruptcy court dismissed these claims

against the UBS entities. In

2019, the Court
of Appeals reversed

the dismissal of the

BMIS Trustee’s remaining claims,

and the US

Supreme Court subsequently denied
a petition

seeking review

of the

Court of

Appeals’ decision.

The case

has been

remanded to

the Bankruptcy

Court for
further proceedings.
3. Foreign exchange, LIBOR and benchmark rates, and other

trading practices
Foreign

exchange-related

regulatory

matters:

Beginning

in

2013,

numerous

authorities

commenced

investigations
concerning

possible

manipulation

of

foreign

exchange

markets

and

precious

metals

prices.

As

a

result

of

these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission.

UBS

was

granted

conditional

immunity

by

the

Antitrust

Division

of

the

DOJ

and

by

authorities

in

other
jurisdictions in

connection

with potential

competition

law

violations relating

to foreign

exchange and

precious

metals
businesses.
Foreign exchange-related civil litigation:

Putative class actions have

been filed since

2013 in US

federal courts and in

other
jurisdictions

against

UBS

and

other

banks

on

behalf

of

putative

classes

of

persons

who

engaged

in

foreign

currency
transactions with any of

the defendant banks. UBS has resolved

US federal court class actions

relating to foreign currency
transactions with

the defendant

banks and

persons who

transacted in

foreign exchange

futures contracts

and options
on such

futures

under

a

settlement

agreement

that

provides for

UBS to

pay

an aggregate

of USD
141
m and

provide
cooperation to the

settlement classes. Certain

class members have

excluded themselves

from that settlement

and have
filed individual

actions in

US and

English courts

against

UBS and

other banks,

alleging violations

of US

and European
competition laws and unjust enrichment. UBS and the other

banks have resolved those individual matters.
In 2015, a

putative class

action was

filed in federal

court against

UBS and numerous

other banks

on behalf of

persons
and businesses

in the US

who directly

purchased foreign

currency from

the defendants

and alleged

co-conspirators for
their own end use.

In 2022, the

court denied plaintiffs’

motion for class certification.

In March 2023, the

court granted
defendants’ summary judgment motion, dismissing the case.

Plaintiffs have appealed.
LIBOR

and

other

benchmark-related

regulatory

matters:

Numerous

government

agencies

conducted

investigations
regarding potential improper attempts by UBS,

among others, to manipulate LIBOR and

other benchmark rates at certain
times.

UBS

reached

settlements

or

otherwise

concluded

investigations

relating

to

benchmark

interest

rates

with

the
investigating

authorities.

UBS

was

granted

conditional

leniency

or

conditional

immunity

from

authorities

in

certain
jurisdictions, including the

Antitrust Division of the

DOJ and the Swiss

Competition Commission (WEKO),

in connection
with

potential

antitrust

or

competition

law

violations

related

to

certain

rates.

However,

UBS

has

not

reached

a

final
settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.
LIBOR and other

benchmark-related civil litigation:

A number of

putative class actions

and other actions

are pending in
the federal

courts in

New York

against UBS

and numerous

other banks

on behalf

of parties

who transacted

in certain
interest rate benchmark-based derivatives.

Also pending in

the US and

in other jurisdictions are

a number of other

actions
asserting losses related

to various products

whose interest

rates were

linked to LIBOR

and other benchmarks,

including
adjustable

rate

mortgages,

preferred

and

debt

securities,

bonds

pledged

as

collateral,

loans,

depository

accounts,
investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,

through

various

means,

of
certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR and
seek unspecified compensatory and other damages under

varying legal theories.
USD LIBOR class and individual

actions in the US:
In 2013 and 2015,

the district court in

the USD LIBOR actions dismissed,
in whole or in part, certain

plaintiffs’ antitrust claims, federal racketeering

claims, Commodity Exchange Act claims,

and
state common

law claims,

and again

dismissed the

antitrust claims

in 2016

following

an appeal.

In 2021,

the Second
Circuit affirmed

the district

court’s dismissal

in part

and reversed

in part

and remanded

to the

district court

for further
proceedings. The

Second Circuit,

among other

things, held

that there

was personal

jurisdiction over

UBS and

other foreign
defendants. Separately, in

2018, the Second

Circuit reversed in part

the district court’s

2015 decision dismissing

certain
individual plaintiffs’ claims and

certain of these actions

are now proceeding. In

2018, the district court denied

plaintiffs’
motions for class

certification in

the USD class

actions for

claims pending against

UBS, and plaintiffs

sought permission
to appeal that

ruling to the

Second Circuit. The Second

Circuit denied the

petition to appeal. In

2020, an individual action
was

filed

in

the

Northern

District

of

California

against

UBS

and

numerous

other

banks

alleging

that

the

defendants
conspired

to

fix

the

interest

rate

used

as

the

basis

for

loans

to

consumers

by

jointly

setting

the

USD LIBOR

rate

and
monopolized

the

market

for

LIBOR-based

consumer

loans

and

credit

cards.

In

September

2022,

the

court

granted
defendants’ motion to

dismiss the complaint

in its entirety, while

allowing plaintiffs the

opportunity to file an

amended
complaint.

Plaintiffs

filed

an

amended

complaint

in

October

2022,

and

defendants

moved

to

dismiss

the

amended
complaint.

In

October

2023,

the

court

dismissed

the

amended

complaint

with

prejudice.

In

January

2024,

plaintiffs
appealed the

dismissal to

the

Ninth Circuit

Court of

Appeals.

Defendants

filed their

response

to the

appeal

in

March
2024.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

180
Note 17

Provisions and contingent liabilities (continued)
Other benchmark class actions in the US:

Yen

LIBOR

/

Euroyen

TIBOR
–

In

2017,

the

court

dismissed

one

Yen

LIBOR

/

Euroyen

TIBOR

action

in

its

entirety

on
standing grounds.

In 2020,

the appeals court

reversed the

dismissal and,

subsequently,

plaintiffs in

that action filed

an
amended complaint focused

on Yen

LIBOR. In 2022, the

court granted UBS’s motion

for reconsideration and

dismissed
the

case

against

UBS.

The

dismissal

of

the

case

against

UBS

could be

appealed

following

the

disposition

of

the

case
against the remaining defendant in the district court.
CHF LIBOR

– In 2017,

the court dismissed the

CHF LIBOR action on standing

grounds and failure to

state a claim. Plaintiffs
filed an amended

complaint, and

the court granted

a renewed motion

to dismiss in

2019. Plaintiffs appealed.

In 2021,
the Second Circuit granted the parties’ joint motion

to vacate the dismissal and remand the case

for further proceedings.
Plaintiffs filed a third amended

complaint in November 2022

and defendants moved

to dismiss the amended

complaint
in January 2023.
EURIBOR

– In 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants
for lack of personal jurisdiction. Plaintiffs have appealed.

GBP LIBOR

– The court dismissed the GBP LIBOR action in 2019. Plaintiffs have appealed.

Government bonds:

Putative class actions

have been filed

since 2015 in

US federal courts

against UBS and

other banks
on behalf

of persons

who participated

in markets

for US

Treasury securities

since 2007.

A consolidated

complaint was
filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect
to, and

manipulated prices

of, US

Treasury securities

sold at

auction and

in the

secondary market

and asserting

claims
under the

antitrust

laws and

for

unjust

enrichment.

Defendants’

motions to

dismiss

the

consolidated

complaint

were
granted in 2021.

Plaintiffs filed an

amended complaint, which defendants

moved to dismiss

later in 2021.

In March 2022,
the court granted defendants’

motion to dismiss that

complaint, and in February

2024, the Second Circuit

affirmed the
district

court’s

dismissal.

Similar

class

actions

have

been

filed

concerning

European

government

bonds

and

other
government bonds.
In 2021,

the European

Commission

issued a

decision finding

that UBS

and six

other

banks breached

European

Union
antitrust rules in 2007–2011 relating

to European government bonds. The

European Commission fined UBS

EUR
172
m.
UBS is appealing the amount of the fine.
With respect to

additional matters

and jurisdictions

not encompassed

by the

settlements and

orders referred

to above,
our balance

sheet at

31 December

2023 reflected

a provision

in an amount

that UBS

believes to

be appropriate

under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the future
outflow

of

resources

in

respect

of

such

matters

cannot

be

determined

with

certainty

based

on

currently

available
information and accordingly may ultimately

prove to be substantially greater

(or may be less) than the provision that

we
have recognized.
4. Swiss retrocessions
The Federal Supreme Court of Switzerland

ruled in 2012, in a test case

against UBS, that distribution fees paid

to a firm
for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered

into a discretionary mandate

agreement with the firm,

absent a valid waiver.

FINMA issued
a supervisory note to

all Swiss banks

in response to

the Supreme

Court decision. UBS

has met the FINMA

requirements
and has notified all potentially affected clients.
The Supreme Court decision has resulted, and continues to result, in a number of client requests for

UBS to disclose and
potentially

surrender

retrocessions.

Client

requests

are

assessed

on

a

case-by-case

basis.

Considerations

taken

into
account when assessing these cases include, among other things, the existence of a discretionary mandate and whether
or not the client documentation contained a valid waiver

with respect to distribution fees.
Our

balance

sheet

at

31

December

2023 reflected

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

information

and

accordingly

may

ultimately

prove

to

be
substantially greater (or may be less) than the provision that we have recognized.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

181

Note 18

Other liabilities
a) Other financial liabilities measured at amortized

cost

USD m 31.12.23 31.12.22
Other accrued expenses
1,613
1,564
Accrued interest expenses
4,186
2,008
Settlement and clearing accounts
1,314
1,060
Lease liabilities
2,904
3,211
Other
2,695
2,549
Total other financial liabilities measured at amortized cost
12,713
10,391
b) Other financial liabilities designated at fair value

USD m 31.12.23 31.12.22
Financial liabilities related to unit-linked investment contracts
15,922
13,221
Securities financing transactions
6,927
15,333
Over-the-counter debt instruments and other
1,566
1,684
Funding from UBS Group AG
1
2,950
1,796
Total other financial liabilities designated at fair value
27,366
32,033
1 The Funding from UBS Group AG consists

of subordinated debt of UBS AG and its subsidiaries

toward UBS Group AG. Subordinated

debt consists of unsecured debt obligations that are contractually subordinated
in right of payment to all other present and future non-subordinated obligations of the respective issuing entity.
c) Other non-financial liabilities

USD m 31.12.23 31.12.22
Compensation-related liabilities
4,526
4,424
of which: financial advisor compensation plans
1,472
1,463
of which: other compensation plans
1,955
2,023
of which: net defined benefit liability
487
449
of which: other compensation-related liabilities
1
611
490
Current tax liabilities
932
1,044
Deferred tax liabilities
162
233
VAT,

withholding tax and other tax payables
712
472
Deferred income
276
233
Other
74
84
Total other non-financial liabilities

6,682
6,489
1 Includes liabilities for payroll taxes and untaken vacation.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

182
Additional information

Note 19

Expected credit loss measurement
a) Expected credit losses in the period
Total net credit loss expenses were USD
143
m in 2023, reflecting net credit loss expenses of USD
23
m related to stage 1
and 2 positions and net credit loss expenses of

USD
120
m related to credit-impaired

(stage 3) positions.
›
Refer to Note 19b for more information regarding changes to expected credit loss

models, scenarios, scenario weights and the
post-model adjustments

and to Note 19c for more information regarding the development of ECL allowances and provisions
Stage 3

net

expenses

of

USD
120
m

were

recognized

across

a

number

of

defaulted

positions,

with

net

expenses

of
USD
56
m

in

the

Investment

Bank,

USD
37
m

in

Personal

&

Corporate

Banking

and

USD
27
m

in

Global

Wealth
Management.

Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the year ended 31.12.23
Global Wealth Management
(2)
27
25
Personal & Corporate Banking
13
37
50
Asset Management
0
(1)
(1)
Investment Bank
11
56
67
Non-core and Legacy
0
1
1
Group Items
1
1
0
1
Total
23
120
143
For the year ended 31.12.22
Global Wealth Management
(5)
5
0
Personal & Corporate Banking
27
12
39
Asset Management
0
0
0
Investment Bank
6
(18)
(12)
Non-core and Legacy
0
2
2
Group Items 1
0
0
0
Total
29
0
29
For the year ended 31.12.21
Global Wealth Management
(28)
(1)
(29)
Personal & Corporate Banking
(62)
(24)
(86)
Asset Management
0
1
1
Investment Bank
(34)
0
(34)
Non-core and Legacy
0
0
0
Group Items
1
0
0
0
Total
(123)
(25)
(148)
1 Starting with the third quarter of 2023, Non-core and Legacy became a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been restated to reflect these changes.

b) Changes to

ECL models, scenarios,

scenario weights

and key inputs

Refer to

Note 1a for

information about

the

principles governing expected

credit

loss (ECL)

models, scenarios,

scenario
weights and

key inputs applied.

Governance
Comprehensive

cross-functional

and cross-divisional

governance

processes are

in place

and are

used to

discuss and

approve
scenario updates and weights,

to assess whether

significant increases in credit

risk resulted in

stage transfers, to

review
model outputs

and to reach conclusions

regarding post-model

adjustments.

Model changes
During 2023, the model review and enhancement

process led to adjustments of the probability

of default (PD), loss given
default (LGD) and credit conversion

factor (CCF) models, resulting

in a USD
27
m increase in ECL allowances. This includes
an increase

of USD
16
m

in

the Investment

Bank, mainly

related to

lending to
Large corporate

clients
,

and a

USD
12
m
increase in Personal

& Corporate Banking,

mainly related

to lending to
Large corporate

clients

and
SME clients.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

183
Note 19

Expected credit loss measurement (continued)
Scenario and

key input updates
During 2023, the scenarios and related macroeconomic factors were updated from those applied at the end

of 2022 by
considering

the prevailing

economic

and political

conditions

and uncertainty.

The review

focused

on events

that significantly
changed the economic outlook during the year:

the inflation outlook and economic growth

in Europe, and

rising global
interest rates

due to central

banks’ adoption

of more restrictive

monetary policies.
Baseline

scenario
: the

projections

of the

baseline scenario,

which are

aligned

to the

economic and

market assumptions

used
for

UBS’s

business

planning

purposes,

are broadly

in line

with

external

benchmarks,

such

as that

from Bloomberg

Consensus,
Oxford Economics

and the International

Monetary Fund World Economic

Outlook. The expectation

for 2024 is that global
growth slows

down under

the weight of

monetary policy

tightening and

continued pressure

on real purchasing

power due
to high, though falling inflation,

and fading fiscal support. Unemployment

rates are forecast to increase

slightly from their
2023 levels.

Interest rates are

expected to

remain high,

given the

persistence of inflationary pressures, leading

to a

less
optimistic outlook

for house prices

worldwide,

including in

Switzerland.

Mild debt crisis scenario
: The first hypothetical downside scenario is the mild debt crisis scenario. At the beginning of the second quarter

of 2023,

UBS replaced

the global

crisis scenario

applied

at the

end of

2022 and

at the

end of

the first

quarter
of 2023 with the mild debt crisis

scenario. Economic,

market and political

developments suggested

that the scenario suite
should be rebalanced by reintroducing

a mild downside scenario. The mild debt crisis scenario

covers similar risks, but the
assumptions

are milder

than the

global

crisis

scenario.

Therefore,

the scenario

shocks

are less

severe.

It assumes

that political,
solvency and liquidity concerns cause a

sell-off of sovereign debt in

emerging markets and the peripheral Eurozone. The
global economy

and financial

markets are

negatively

affected,

and central

banks are

assumed to

ease their

monetary policy.
Stagflationary geopolitical crisis scenario:
The second

downside scenario is

aligned with

the 2024

Group binding

stress
scenario and was updated in 2023

to reflect expected risks, resulting in minimal changes.

Geopolitical tensions cause an
escalation

of security

concerns

and undermine

globalization.

The ensuing

economic

regionalization

leads

to a

surge

in global
commodity prices and further disruptions

of supply chains,

and raises the specter of prolonged stagflation. Central

banks
are forced

to further

tighten monetary policy

to contain

inflationary pressures. The severe

interest rate and

house price
assumptions in the scenario had a substantive impact on model-based ECL allowances for loans secured by mortgages in
Switzerland and the

US. These

effects were

partly offset by

post-model adjustment releases related to

loans secured by
mortgages. Refer

to the section

below on “Scenario

weights and post-model

adjustments” for

more details.
Asset price

inflation scenario:
The upside

scenario is

based on

positive developments, such

as an

easing of

geopolitical
tensions across

the globe

and a rebound

in Chinese

economic growth.

A combination

of lower commodity

prices, effective
monetary

policies

and easing

supply chain

disruptions

helps to

reduce inflation.

Improved

consumer

and business

sentiment
lead to

a global

economic rebound,

enabling central

banks to

normalize interest

rates, which

causes asset

prices to

increase
significantly.
The table below details the key assumptions for the four scenarios applied as of 31 December 2023.
Scenario weights and post-model adjustments
The scenario weights did not change during 2023, but the

scenario suite was adjusted in the second quarter of 2023

to
replace one of

the two severe downside

scenarios with a

mild downside scenario.

The mild debt

crisis scenario, developed
in early 2023,

was introduced

in the scenario

suite with the

same weight as

the more

severe global crisis

scenario, i.e.,
15
%,

to

balance

a

somewhat

more

optimistic

outlook

with

milder

scenario

assumptions.

The

weights

were

kept
unchanged for the stagflationary geopolitical crisis, baseline and asset price inflation scenarios, i.e.,
25
%,
60
% and
0
%,
respectively.

The weights are shown in the table below.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

184
Note 19

Expected credit loss measurement (continued)
However, unquantifiable risks continue to be relevant, as the geopolitical risks remained high in 2023, and the

impact on
the world economy from

escalations with unforeseeable consequences could be

severe. In the near

term, this uncertainty
relates

primarily

to

developments

in

the

Russia–Ukraine

and

Middle

East

conflicts.

Models,

which

are

based

on
supportable

statistical

information

from

past

experiences

regarding

interdependencies

of

macroeconomic

factors

and
their implications for credit risk portfolios, cannot comprehensively reflect such extraordinary events, such as a pandemic
or

a

fundamental

change

in

the

world

political

order.

Rather

than

creating

multiple

additional

scenarios

to

attempt
gauging these risks and applying model parameters that

lack supportable information and cannot be robustly

validated,
management continued to also apply post-model adjustments.

Total

stage 1

and

2

allowances

and

provisions

were

USD
580
m

as

of

31 December

2023

and

included

post-model
adjustments of

USD
133
m (31 December

2022: USD
131
m). Overlays

are to

cover for

uncertainty levels,

including the
geopolitical situation.

Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.12.23 31.12.22
Asset price inflation
0.0
0.0
Baseline
60.0
60.0
Mild debt crisis
15.0
0.0
Stagflationary geopolitical crisis
25.0
25.0
Global crisis
0.0
15.0

Scenario assumptions One year Three years cumulative
31.12.23
Asset price
inflation Baseline
Mild debt
crisis
Stagflationary
geopolitical
crisis
Asset price
inflation Baseline
Mild debt
crisis
Stagflationary
geopolitical
crisis
Real GDP growth (% change)
United States
4.0
0.1
(1.6)
(4.8)
9.1
4.4
0.6
(4.4)
Eurozone
3.0
0.5
(1.7)
(5.6)
6.2
2.9
(0.1)
(5.7)
Switzerland
3.0
1.4
(1.2)
(4.8)
6.6
4.4
0.3
(4.9)
Consumer price index (% change)
United States
2.5
2.3
(0.1)
10.0
8.1
7.1
2.3
15.8
Eurozone
2.3
2.0
(0.2)
9.6
7.4
6.1
1.8
14.8
Switzerland
2.1
1.5
(0.4)
5.8
6.2
4.3
0.8
10.7
Unemployment rate (end-of-period level, %)
United States
3.0
4.4
6.3
9.2
3.0
4.4
7.7
11.8
Eurozone
6.0
6.9
8.2
10.6
6.0
6.8
9.0
11.8
Switzerland
1.6
2.3
2.9
4.1
1.5
2.3
3.8
5.0
Fixed income: 10-year government bonds (change in yields, basis points)
USD
13
(82)
(215)
270
37
(78)
(155)
245
EUR
20
(90)
(185)
225
58
(78)
(140)
195
CHF
25
(41)
(73)
195
63
(34)
(28)
180
Equity indices (% change)
S&P 500
20.0
15.3
(26.6)
(51.5)
51.7
28.1
(12.2)
(45.6)
EuroStoxx 50
20.0
12.0
(26.4)
(51.6)
46.6
22.9
(16.6)
(47.2)
SPI
15.0
4.6
(24.5)
(51.6)
39.2
15.9
(11.2)
(47.2)
Swiss real estate (% change)
Single-Family Homes
6.6
(1.5)
(4.4)
(18.5)
14.0
0.8
(3.0)
(28.6)
Other real estate (% change)
United States (S&P / Case–Shiller)
8.1
0.6
(8.6)
(20.0)
19.7
5.8
(5.2)
(30.2)
Eurozone (House Price Index)
7.0
0.6
(5.9)
(8.4)
15.4
6.4
(5.2)
(12.9)

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

185
Note 19

Expected credit loss measurement (continued)

Scenario assumptions One year Three years cumulative
31.12.22
Asset price
inflation Baseline
Stagflationary
geopolitical
crisis Global crisis
Asset price
inflation Baseline
Stagflationary
geopolitical
crisis Global crisis
Real GDP growth (% change)
United States
4.0
(0.3)
(4.8)
(6.4)
9.1
3.2
(4.4)
(1.8)
Eurozone
3.0
0.6
(5.6)
(8.5)
6.2
2.5
(5.7)
(8.3)
Switzerland
3.0
0.7
(4.8)
(6.7)
6.6
3.5
(4.9)
(3.7)
Consumer price index (% change)
United States
2.5
2.6
10.0
(0.5)
8.1
6.5
15.8
1.2
Eurozone
2.3
5.0
9.6
(0.7)
7.4
9.6
14.8
(0.7)
Switzerland
2.1
1.6
5.8
(1.8)
6.2
3.9
10.7
(1.6)
Unemployment rate (end-of-period level, %)
United States
3.0
3.9
9.2
10.0
3.0
5.3
11.8
9.4
Eurozone
6.0
7.0
10.9
11.9
6.0
7.1
12.2
13.0
Switzerland
1.7
2.3
4.3
4.4
1.5
2.6
5.1
4.9
Fixed income: 10-year government bonds (change in yields, basis points)
USD
25
(6)
235
(326)
70
(13)
205
(291)
EUR
20
48
250
(271)
58
45
220
(247)
CHF
25
46
220
(210)
63
57
205
(160)
Equity indices (% change)
S&P 500
20.0
7.4
(51.5)
(50.0)
51.7
22.8
(45.6)
(27.9)
EuroStoxx 50
17.0
17.2
(51.6)
(50.0)
42.9
29.2
(47.2)
(39.3)
SPI
14.0
5.6
(51.6)
(46.0)
37.9
19.3
(47.2)
(32.9)
Swiss real estate (% change)
Single-Family Homes
6.6
1.1
(16.7)
(19.9)
14.0
2.3
(32.9)
(23.9)
Other real estate (% change)
United States (S&P / Case–Shiller)
7.8
(4.5)
(12.8)
(19.3)
19.1
(0.6)
(35.8)
(32.7)
Eurozone (House Price Index)
7.0
(2.7)
(8.4)
(8.9)
15.4
2.0
(14.7)
(17.5)

c) Development of ECL allowances and provisions

The ECL allowances and provisions recognized

in the period are impacted by a variety

of factors, such as:
–
the effect of selecting and updating forward-looking scenarios and the respective weights;
–
origination of new instruments during the period;

–
the effect of

passage of

time (lower residual

lifetime PD and

the effect of

discount unwind) as

the ECL on

an instrument
for the remaining lifetime decreases (all other factors remaining the same);
– derecognition of instruments in the period;
– change in individual asset quality of instruments;
–
movements

from

a

maximum

12-month

ECL to

the

recognition

of lifetime

ECL (and

vice versa)

following transfers
between stages 1 and 2;

–
movements from stages 1 and 2 to stage 3 (credit-impaired status)

when default has become certain and PD increases
to 100% (or vice versa);
– changes in models or updates to model parameters;
– write-off; and
–
foreign exchange translations for assets denominated in

foreign currencies.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

186
Note 19

Expected credit loss measurement (continued)
The

table

below

explains

the

changes

in

the

ECL

allowances

and

provisions

for

on-

and

off-balance

sheet

financial
instruments and credit lines

in scope of ECL requirements

between the beginning and

the end of the

period due to the
factors listed above.

Development of ECL allowances and

provisions
USD m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2022
(1,091)
(260)
(267)
(564)
Net movement from new and derecognized transactions
1
(11)
(27)
9
7
of which: Private clients with mortgages
(5)
(8)
3
0
of which: Real estate financing
(2)
(4)
3
0
of which: Large corporate clients
2
(8)
3
7
of which: SME clients
(3)
(3)
0
0
of which: Other
(4)
(4)
0
0

of which: Financial intermediaries and hedge funds
(1)
(1)
0
0

of which: Loans to financial advisors
0
0
0
0
Remeasurements with stage transfers
2
(140)
8
(7)
(142)
of which: Private clients with mortgages
3
1
3
(1)
of which: Real estate financing
(2)
2
(5)
0
of which: Large corporate clients
(76)
3
(3)
(76)
of which: SME clients
(56)
1
(1)
(55)
of which: Other
(10)
1
0
(11)

of which: Financial intermediaries and hedge funds
0
0
1
0

of which: Loans to financial advisors
1
0
0
0
Remeasurements without stage transfers
3
35
7
14
14
of which: Private clients with mortgages
5
(5)
14
(3)
of which: Real estate financing
5
2
3
(1)
of which: Large corporate clients
15
13
10
(8)
of which: SME clients
44
(1)
1
44
of which: Other
(34)
(2)
(14)
(18)

of which: Sovereigns
(15)
0
(15)

0

of which: Loans to financial advisors
(7)
1
0
(8)
Model changes
4
(27)
(18)
(9)
0
Movements with profit or loss impact
5
(143)
(30)
7
(120)
Movements without profit or loss impact (write-off, FX and other)
6
(10)
(18)
(13)
21
Balance as of 31 December 2023
(1,244)
(308)
(272)
(664)
1 Represents the

increase and decrease

in allowances

and provisions resulting

from financial instruments

(including guarantees

and facilities) that

were newly originated,

purchased or renewed

and from the

final
derecognition of loans or facilities on

their maturity date or earlier.

2 Represents the remeasurement between 12-month and lifetime

ECL due to stage transfers.

3 Represents the change in allowances and provisions
related to

changes in

model inputs

or assumptions,

including changes

in forward-looking

macroeconomic

conditions,

changes in

the exposure

profile,

PD and

LGD changes,

and unwinding

of the

time value.

4 Represents the change in the allowances and provisions related to changes in models and methodologies.

5 Includes ECL movements from new and derecognized transactions, remeasurement changes, and model and methodology changes.

6 Represents the decrease in allowances

and provisions resulting from write-offs

of the ECL allowance against

the gross carrying amount when all

or part of a financial asset

is deemed
uncollectible or forgiven and movements in foreign exchange rates.
Movements with

profit or

loss impact:

Stages 1

and 2

ECL allowances

and provisions increased

on a

net basis

by USD
23
m:
–
Net movement

from new

and derecognized

transactions

includes USD
27
m stage

1 expenses

and USD
9
m stage

2
releases: Stage 1 expenses are primarily

driven by new loans secured by

real estate and corporate lending. The residual
effect is spread across other lending segments. Stage 2

releases are largely driven by redemption of real estate lending in Personal & Corporate Banking and Global Wealth Management.
– Remeasurements with stage transfers

include USD
8
m releases in

stage 1 and USD
7
m expenses in

stage 2. This

mainly
includes the transfer of a few large corporate and real estate financing transactions from stage 1 to 2 (i.e., releases in
stage 1 and related but generally higher expenses in stage

2), driven by rating downgrades and scenario effects.
– Remeasurements without stage transfers

include stage 1 releases of USD
7
m and stage 2 releases of USD
14
m. These
releases of USD
21
m relate to large corporate lending

(USD
23
m) and real estate lending (USD
14
m), substantially due
to scenario effects, partly offset by expenses to a single

sovereign counterparty (USD
15
m).
– Model changes : refer to Note 19b for more information.
Movements without

profit or

loss impact
: Stages

1 and

2 allowances

increased by

USD
31
m, almost

entirely driven

by
FX. Stage

3 allowances

decreased

by USD
21
m, driven

by FX

and other

movements

of USD
48
m, partly

offset

by net
write-offs / recoveries of USD
69
m.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

187
Note 19

Expected credit loss measurement (continued)

Development of ECL allowances and

provisions
USD m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2021
(1,165)
(282)
(220)
(662)
Net movement from new and derecognized transactions
1
(7)
(21)
16
(2)
of which: Private clients with mortgages
(6)
(6)
0
0
of which: Real estate financing
(3)
(5)
2
0
of which: Large corporate clients
8
(1)
11
(2)
of which: SME clients
(1)
(1)
0
0
of which: Other
(6)
(8)
3
0

of which: Financial intermediaries and hedge funds
0
(2)
2
0

of which: Loans to financial advisors
0
0
0
0
Remeasurements with stage transfers
2
(65)
20
(39)
(46)
of which: Private clients with mortgages
(10)
3
(12)
0
of which: Real estate financing
7
(1)
8
0
of which: Large corporate clients
(33)
16
(28)
(21)
of which: SME clients
(23)
2
(2)
(22)
of which: Other
(6)
1
(4)
(3)

of which: Financial intermediaries and hedge funds
0
0
0
0

of which: Loans to financial advisors
1
2
(1)
0
Remeasurements without stage transfers
3
13
(8)
(27)
48
of which: Private clients with mortgages
(12)
5
(18)
1
of which: Real estate financing
13
3
10
0
of which: Large corporate clients
32
(11)
2
41
of which: SME clients
(6)
(10)
(9)
14
of which: Other
(15)
5
(12)
(8)

of which: Sovereigns
(8)
0
(8)

0

of which: Loans to financial advisors
(3)
3
(1)
(6)
Model changes
4
30
29
1
0
Movements with profit or loss impact
5
(29)
20
(49)
0
Movements without profit or loss impact (write-off, FX and other)
6
104
3
1
99
Balance as of 31 December 2022
(1,091)
(260)
(267)
(564)
1 Represents the

increase and decrease

in allowances

and provisions resulting

from financial instruments

(including guarantees

and facilities) that

were newly originated,

purchased or renewed

and from the

final
derecognition of loans or facilities on

their maturity date or earlier.

2 Represents the remeasurement between 12-month and lifetime

ECL due to stage transfers.

3 Represents the change in allowances and provisions
related to

changes in

model inputs

or assumptions,

including changes

in forward-looking

macroeconomic

conditions,

changes in

the exposure

profile,

PD and

LGD changes,

and unwinding

of the

time value.

4 Represents the change in the allowances and provisions related to changes in models and methodologies.

5 Includes ECL movements from new and derecognized transactions, remeasurement changes, and model and methodology changes.

6 Represents the decrease in allowances

and provisions resulting from write-offs

of the ECL allowance against

the gross carrying amount when all

or part of a financial asset

is deemed
uncollectible or forgiven and movements in foreign exchange rates.
As explained in Note 1a, the assessment of a significant increase in credit risk (an

SICR) considers a number of qualitative
and quantitative

factors to

determine whether

a stage

transfer between

stage 1 and

stage 2 is

required, although

the
primary assessment considers changes in PD based on rating analyses and economic outlook. Additionally, UBS AG takes
into consideration

counterparties

that have

moved to

a credit

watch list

and those

with payments

that are

at least

30
days past due.

ECL stage 2 (“significant deterioration

in credit risk”) allowances / provisions as of 31 December

2023 – classification by trigger
USD m Stage 2
of which:
PD layer
of which:
watch list
of which:
≥30 days
past due
On- and off-balance sheet
(272)
(197)
(23)
(53)
of which: Private clients with mortgages
(89)
(69)
0
(21)
of which: Real estate financing
(26)
(21)
0
(5)
of which: Large corporate clients
(66)
(48)
(15)
(2)
of which: SME clients
(38)
(23)
(5)
(9)
of which: Financial intermediaries and hedge funds
(4)
(4)
0
0
of which: Loans to financial advisors
(1)
0
0
(1)
of which: Credit cards
(13)
(13)
of which: Other
(33)
(31)
(2)
(1)

d) Maximum exposure to credit risk
The tables

below provide UBS AG’s

maximum exposure to

credit risk for

financial instruments subject

to ECL

requirements
and

the

respective

collateral

and

other

credit

enhancements

mitigating

credit

risk

for

these

classes

of

financial
instruments.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

188
Note 19

Expected credit loss measurement (continued)
The maximum exposure

to credit risk

includes the carrying

amounts of financial

instruments recognized on

the balance
sheet subject to credit risk

and the notional amounts for off-balance sheet

arrangements. Where information is available,
collateral is presented at fair

value. For other collateral, such as

real estate, a reasonable alternative

value is used. Credit
enhancements,

such

as

credit

derivative

contracts

and

guarantees,

are

included

at

their

notional

amounts.

Both

are
capped at

the maximum

exposure to

credit risk

for which

they serve

as security.

The “Risk

management

and control”
section of this

report describes

management’s view

of credit

risk and the

related exposures,

which can differ

in certain
respects from the requirements of IFRS Accounting Standards.

Maximum exposure to credit risk
31.12.23
Collateral
1,2
Credit enhancements
1 Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees
and sub-
participations
Financial assets measured at
amortized cost on the balance sheet
Cash and balances at central banks
171.8
171.8
Amounts due from banks
4
28.2
0.2
4.8
0.1
23.1
Receivables from securities financing transactions
measured at amortized cost
74.1
0.0
70.7
2.8
0.7
Cash collateral receivables on derivative instruments
5,6
32.3
22.8
9.5
Loans and advances to customers
405.6
31.4
105.2
222.7
24.9
2.8
18.7
Other financial assets measured at amortized cost
54.3
0.1
0.8
0.0
1.5
51.9
Total financial assets measured at amortized cost
766.4
31.5
176.8
222.7
33.9
22.8
0.0
2.9
275.7
Financial assets measured at fair value
through other comprehensive income – debt
2.2
2.2
Total maximum exposure to credit risk
reflected on the balance sheet within the scope of ECL
768.6
31.5
176.8
222.7
33.9
22.8
0.0
2.9
277.9
Guarantees
7
33.2
1.6
19.8
0.2
1.8
2.0
7.8
Irrevocable loan commitments
43.9
0.2
2.0
1.8
8.9
0.0
1.0
30.0
Forward starting reverse repurchase and securities
borrowing agreements
10.4
10.4
0.0
Committed unconditionally revocable credit lines
47.4
0.5
9.1
7.1
5.1
0.6
25.1
Total maximum exposure to credit risk not
reflected on the balance sheet within the scope of ECL
134.8
2.3
41.3
9.0
15.7
0.0
0.0
3.5
62.9
31.12.22
Collateral
1,2
Credit enhancements
1 Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees
and sub-
participations
Financial assets measured at
amortized cost on the balance sheet
Cash and balances at central banks
169.4
169.4
Amounts due from banks
4
14.7
0.0
0.1
14.6
Receivables from securities financing transactions
measured at amortized cost
67.8
0.0
64.5
2.4
0.9
Cash collateral receivables on derivative instruments
5,6
35.0
22.9
12.1
Loans and advances to customers
390.0
36.1
115.9
197.8
19.6
3.0
17.6
Other financial assets measured at amortized cost
53.4
0.1
0.5
0.0
1.3
51.4
Total financial assets measured at amortized cost
730.4
36.2
181.0
197.9
23.4
22.9
0.0
3.0
266.1
Financial assets measured at fair value
through other comprehensive income – debt
2.2
2.2
Total maximum exposure to credit risk
reflected on the balance sheet within the scope of ECL
732.6
36.2
181.0
197.9
23.4
22.9
0.0
3.0
268.3
Guarantees
7
22.1
1.2
9.3
0.1
2.0
1.8
7.7
Irrevocable loan commitments
39.9
0.2
3.1
1.3
6.5
0.1
1.0
27.8
Forward starting reverse repurchase and securities
borrowing agreements
3.8
3.8
0.0
Committed unconditionally revocable credit lines
43.6
0.2
8.2
6.0
6.2
0.5
22.5
Total maximum exposure to credit risk not
reflected on the balance sheet within the scope of ECL
109.4
1.6
24.4
7.5
14.7
0.0
0.1
3.3
58.0
1 Of which: USD
1,637
m for 31 December 2023

(31 December 2022: USD
1,372
m) relates to total credit-impaired

financial assets measured at amortized

cost and USD
105
m for 31 December 2023

(31 December
2022: USD
113
m) to total off-balance sheet financial instruments and

credit lines for credit-impaired positions.

2 Collateral arrangements generally incorporate

a range of collateral, including cash, equity

and debt
instruments, real estate and

other collateral. For

the purpose of this

disclosure, UBS AG

applies a risk-based

approach that generally prioritizes

collateral according to its

liquidity profile. In the

case of loan facilities
with funded and unfunded elements, the

collateral is first allocated to the funded element.

3 Includes but is not limited to life insurance contracts,

rights in respect of subscription or capital commitments from fund partners, inventory, mortgage loans, gold

and other commodities.

4 Amounts due from banks include amounts held with third-party banks on behalf of clients.

The credit risk associated with these balances may be
borne by those clients.

5 Included within Cash collateral receivables on derivative instruments are margin balances due from exchanges or clearing houses. Some of these margin balances reflect amounts transferred on behalf of clients who retain the associated credit risk.

6 The amount shown in the “Netting” column represents

the netting potential not recognized on the balance sheet. Refer to

Note 21 for more information.

7 Guarantees collateralized by equity and debt instruments include certain overnight repurchase and reverse repurchase transactions where UBS acts as a sponsoring member for eligible clients when clearing through
the Fixed Income Clearing Corporation

(FICC). As part of

this arrangement, UBS guarantees

FICC for prompt and

full payment and performance

of the clients‘ respective

obligations under the FICC rules.

The Group
minimizes its liability under

these guarantees by obtaining

a security interest in

the cash or high-quality

securities collateral that the

clients place with the

clearing house; therefore,

the risk of loss

is expected to be
remote.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

189
Note 19

Expected credit loss measurement (continued)

e) Financial assets subject to credit risk by rating category
The table

below shows

the

credit quality

and the

maximum exposure

to credit

risk based

on

UBS AG’s internal

credit
rating system and

year-end stage

classification. Under

IFRS 9, the

credit risk

rating reflects

UBS AG’s assessment

of the
probability of default of individual counterparties,

prior to substitutions. The amounts presented are gross of impairment allowances.
›
Refer to the “Risk management and control” section of this

report for more details regarding UBS AG’s internal grading system

Financial assets subject to credit risk by rating

category
USD m 31.12.23
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks
171,573
215
0
0
43
0
171,832
(26)
171,806
of which: stage 1
171,573
215
0
0
0
0
171,788
0
171,788
of which: stage 2
0
0
0
0
43
0
43
(26)
18
Amounts due from banks
811
25,095
1,359
463
485
0
28,213
(7)
28,206
of which: stage 1
811
25,095
1,354
462
476
0
28,198
(6)
28,191
of which: stage 2
0
0
5
1
9
0
15
(1)
14
of which: stage 3
0
0
0
0
0
0
0
0
0
Receivables from securities financing transactions
36,689
15,958
6,073
14,319
1,091
0
74,130
(2)
74,128
of which: stage 1
36,689
15,958
6,073
14,319
1,091
0
74,130
(2)
74,128
Cash collateral receivables on derivative instruments
8,009
13,575
6,423
4,095
198
0
32,300
0
32,300
of which: stage 1
8,009
13,575
6,423
4,095
198
0
32,300
0
32,300
Loans and advances to customers
5,993
196,897
82,867
89,738
28,486
2,586
406,568
(935)
405,633
of which: stage 1
5,993
195,590
80,534
82,633
20,916
0
385,666
(173)
385,493
of which: stage 2
0
1,307
2,333
7,106
7,570
0
18,316
(185)
18,131
of which: stage 3
0
0
0
0
0
2,586
2,586
(577)
2,009
Other financial assets measured at amortized cost
25,727
20,541
678
6,770
499
206
54,421
(87)
54,334
of which: stage 1
25,727
20,539
659
6,619
353
0
53,897
(16)
53,882
of which: stage 2
0
2
19
151
146
0
317
(5)
312
of which: stage 3
0
0
0
0
0
206
206
(66)
141
Total financial assets measured at amortized cost
248,802
272,281
97,400
115,386
30,802
2,792
767,462
(1,057)
766,407
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments
1,222
850
0
161
0
0
2,233
0
2,233
Total on-balance sheet financial instruments
250,024
273,131
97,400
115,547
30,802
2,792
769,696
(1,057)
768,640
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information on rating categories.

Off-balance sheet positions subject to expected

credit loss by rating category
USD m 31.12.23
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provision
Off-balance sheet financial instruments
Guarantees
17,771
7,306
4,268
2,800
948
118
33,211
(40)
of which: stage 1
17,771
7,267
4,219
2,301
774
0
32,332
(14)
of which: stage 2
0
39
49
499
174
0
761
(7)
of which: stage 3
0
0
0
0
0
118
118
(19)
Irrevocable loan commitments
1,720
13,920
9,834
11,142
7,345
56
44,018
(95)
of which: stage 1
1,720
13,920
9,781
10,845
5,818
0
42,085
(55)
of which: stage 2
0
0
53
298
1,527
0
1,878
(38)
of which: stage 3
0
0
0
0
0
56
56
(2)
Forward starting reverse repurchase and securities borrowing agreements
10,152
2
84
135
0
0
10,373
0
Total off-balance sheet financial instruments
29,643
21,228
14,186
14,077
8,293
174
87,601
(134)
Credit lines
Committed unconditionally revocable credit lines
2,604
17,303
10,893
11,950
4,616
56
47,421
(49)
of which: stage 1
2,604
16,903
10,553
11,452
3,941
0
45,452
(39)
of which: stage 2
0
400
341
497
675
0
1,913
(10)
of which: stage 3
0
0
0
0
0
56
56
0
Irrevocable committed prolongation of existing loans
4
1,803
1,045
826
501
4
4,183
(4)
of which: stage 1
4
1,803
1,045
824
493
0
4,169
(3)
of which: stage 2
0
0
0
2
9
0
11
0
of which: stage 3
0
0
0
0
0
4
4
0
Total credit lines
2,609
19,105
11,939
12,776
5,117
59
51,604
(53)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information on rating categories.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

190
Note 19

Expected credit loss measurement (continued)

Financial assets subject to credit risk by rating

category
USD m 31.12.22
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks
168,525
877
0
0
56
0
169,457
(12)
169,445
of which: stage 1
168,525
877
0
0
0
0
169,402
0
169,402
of which: stage 2
0
0
0
0
56
0
56
(12)
44
Amounts due from banks
862
11,150
832
996
837
0
14,676
(6)
14,671
of which: stage 1
862
11,150
832
996
836
0
14,675
(5)
14,670
of which: stage 2
0
0
0
0
1
0
1
(1)
1
of which: stage 3
0
0
0
0
0
0
0
0
0
Receivables from securities financing transactions
measured at amortized cost
27,158
15,860
8,870
15,207
721
0
67,816
(2)
67,814
of which: stage 1
27,158
15,860
8,870
15,207
721
0
67,816
(2)
67,814
Cash collateral receivables on derivative instruments
10,613
12,978
7,138
4,157
147
0
35,034
0
35,033
of which: stage 1
10,613
12,978
7,138
4,157
147
0
35,034
0
35,033
Loans and advances to customers
6,491
216,824
68,444
76,147
20,891
2,012
390,810
(783)
390,027
of which: stage 1
6,491
215,332
66,202
69,450
15,557
0
373,032
(129)
372,903
of which: stage 2
0
1,493
2,242
6,698
5,334
0
15,767
(180)
15,587
of which: stage 3
0
0
0
0
0
2,012
2,012
(474)
1,538
Other financial assets measured at amortized cost
29,011
16,649
447
6,708
450
210
53,475
(86)
53,389
of which: stage 1
29,011
16,646
427
6,426
336
0
52,846
(17)
52,829
of which: stage 2
0
2
20
283
114
0
419
(6)
413
of which: stage 3
0
0
0
0
0
210
210
(63)
147
Total financial assets measured at amortized cost
242,660
274,337
85,731
103,216
23,102
2,222
731,269
(890)
730,379
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments
1,307
840
0
92
0
0
2,239
0
2,239
Total on-balance sheet financial instruments
243,966
275,178
85,731
103,308
23,102
2,222
733,508
(890)
732,618
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information on rating categories.

Off-balance sheet positions subject to expected

credit loss by rating category
USD m 31.12.22
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet financial instruments
Guarantees
7,252
5,961
4,772
3,049
1,025
108
22,167
(48)
of which: stage 1
7,252
5,917
3,812
2,229
596
0
19,805
(13)
of which: stage 2
0
44
960
821
429
0
2,254
(9)
of which: stage 3
0
0
0
0
0
108
108
(26)
Irrevocable loan commitments
1,770
14,912
6,986
10,097
6,107
124
39,996
(111)
of which: stage 1
1,770
14,789
6,818
9,625
4,529
0
37,531
(59)
of which: stage 2
0
123
168
472
1,578
0
2,341
(52)
of which: stage 3
0
0
0
0
0
124
124
0
Forward starting reverse repurchase and securities borrowing agreements
2,781
2
11
1,007
0
0
3,801
0
Total off-balance sheet financial instruments
11,803
20,874
11,769
14,153
7,132
233
65,964
(159)
Credit lines
Committed unconditionally revocable credit lines
2,288
16,483
9,247
11,885
3,739
36
43,677
(40)
of which: stage 1
2,288
15,777
8,960
11,355
3,429
0
41,809
(32)
of which: stage 2
0
705
287
531
310
0
1,833
(8)
of which: stage 3
0
0
0
0
0
36
36
0
Irrevocable committed prolongation of existing loans
7
1,939
1,489
868
392
2
4,696
(2)
of which: stage 1
7
1,938
1,411
864
380
0
4,600
(2)
of which: stage 2
0
1
78
4
11
0
94
0
of which: stage 3
0
0
0
0
0
2
2
0
Total credit lines
2,295
18,421
10,736
12,753
4,131
37
48,373
(42)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information on rating categories.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

191
Note 19

Expected credit loss measurement (continued)

f) Sensitivity information
As outlined in Note 1a, ECL estimates involve significant uncertainties at the time they are made.
ECL models
The models applied to determine point-in-time PD and LGD rely on market and statistical data, which has been found to

correlate

well

with

historically

observed

defaults

in sufficiently

homogeneous

segments.

The risk

sensitivities

for
each of the ECL reporting segments to such factors are summarized in Note 9.
Sustainability and climate risk
Sustainability

and

climate

risk

may

negatively

affect

clients

or

portfolios

due

to

direct

or

indirect

transition

costs,

or
exposure to physical risks in locations likely to be impacted by climate change. Such effects could lead to a deterioration in credit

worthiness, which

in turn

would have

an impact

on ECLs.

While some

macroeconomic indicators

used in

the
current PD models could be

influenced by climate change, UBS

currently does not use a specific

sustainability and climate
risk scenario in addition

to the typically four

general economic scenarios applied to

derive the weighted-average ECL. The
rationale

for

the

approach

at

this

point

in

time

is

the

significance

of

model

risks

and

challenges

in

calibration

and
probability weight assessment given the paucity of

data.

Instead, UBS AG focuses

on the process

of vetting clients

and business transactions

and takes individual

actions, where
transition risk is deemed to

be a significant driver of

a counterparty’s credit worthiness.

This review process may

lead to
a downward revision of the counterparty

’s credit rating, or the adoption of

risk mitigating actions, and hence

affect the
individual contribution to ECLs.
At the

portfolio

level,

UBS

has started

to

use

stress

loss assumptions

to assess

the

extent

to which

sustainability

and
climate risk may

affect the quality

of the loans

extended to

small and medium-sized

enterprises, large corporate

clients
and financial institutions. Initial tests were based on a set of assumptions presented by external parties (such as the Bank of England), and complemented by internally derived climate pathway scenarios. Such analysis undertaken during 2022, and reassessed during 2023, concluded that the counterparties are not expected to be significantly impacted by physical or transition risks,

mainly as

there are no

material risk concentrations

in high-risk

sectors. The analysis

of the corporate
loan book has also shown

that any potential significant

impacts from transition costs

or physical risks would

materialize
over

a

time

horizon

that

exceeds

in

most

cases

the

contractual

lifetime

of

the

underlying

assets.

Based

on

current
information

on regulatory

developments,

this

would

also apply

to the

portfolio

of

private clients’

mortgages

and real
estate financing, given the long lead times for investments

in upgrading the housing stock.
As a result of the aforementioned factors, it was assessed that the magnitude of any impact of sustainability and climate risk on

the weighted

-average

ECL would

not be

material

as of

31 December

2023. Therefore,

no specific

post-model
adjustment was made in this regard.
›
Refer to “UBS AG consolidated supplemental disclosures

required under SEC regulations” for the maturity profile of UBS AG’s core loan book

Forward-looking scenarios
Depending on

the scenario

selection and

related

macroeconomic

assumptions for

the risk

factors, the

components of
the

relevant

weighted-average

ECL

change.

This

is

particularly

relevant

for

interest

rates,

which

can

move

in

both
directions under

a given

growth assumption

,

e.g., low

growth with

high interest

rates in

a stagflation

scenario, versus
low growth and falling

interest rates

in a recession. Management

generally looks for scenario

narratives that reflect

the
key risk drivers of a given credit portfolio.
As forecasting

models are complex,

due to

the combination of

multiple factors, simple

what-if analyses involving

a change
of individual parameters

do not necessarily provide

realistic information on

the exposure of

segments to changes

in the
macroeconomy.

Portfolio-specific

analyses

based

on

their

key

risk

factors

would

also

not

be

meaningful,

as

potential
compensatory effects in other

segments would be ignored. The table

below indicates some sensitivities to ECLs,

if a key
macroeconomic

variable

for

the

forecasting

period

is

amended

across

all

scenarios

with

all

other

factors

remaining
unchanged.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

192
Note 19

Expected credit loss measurement (continued)

Potential effect on stage 1 and stage 2 positions

from changing key parameters as of 31 December

2023
USD m 100% Baseline
100%
Stagflationary
geopolitical crisis
100% Mild Debt
Crisis Weighted average
Change in key parameters
Fixed income: Government bonds (absolute change)
–0.50%
(3)
(104)
(3)
(14)
+0.50%
3
125
6
17
+1.00%
7
274
14
42
Unemployment rate (absolute change)
–1.00%
(4)
(142)
(6)
(20)
–0.50%
(2)
(76)
(3)
(11)
+0.50%
2
89
3
13
+1.00%
5
188
7
26
Real GDP growth (relative change)
–2.00%
10
27
11
14
–1.00%
6
13
6
8
+1.00%
(3)
(12)
(6)
(6)
+2.00%
(5)
(22)
(7)
(10)
House Price Index (relative change)
–5.00%
16
174
25
46
–2.50%
8
84
12
21
+2.50%
(7)
(76)
(9)
(18)
+5.00%
(11)
(149)
(19)
(34)
Equity (S&P500, EuroStoxx, SMI) (relative change)
–10.00%
4
10
8
6
–5.00%
2
5
3
2
+5.00%
(2)
(5)
(3)
(2)
+10.00%
(3)
(8)
(5)
(4)
Sensitivities

can

be

more

meaningfully

assessed

in

the

context

of

coherent

scenarios

with

consistently

developed
macroeconomic

factors.

The

table

above

outlines

favorable

and

unfavorable

effects,

based

on

reasonably

possible
alternative changes

to the

economic conditions for

stage 1 and

stage 2 positions.

The ECL

impact is

calculated for

material
portfolios and disclosed for each scenario.
The forecasting horizon is limited to three years, with a model-based mean reversion of PD and LGD assumed thereafter.
Changes to these timelines may have an effect on ECLs:

depending on the cycle, a longer or shorter forecasting

horizon
will lead to different annualized lifetime PD and average LGD estimations. This is currently not deemed to be material for
UBS, as a large

proportion of loans,

including mortgages in

Switzerland, have maturities

that are within the

forecasting
horizon.
Scenario weights and stage allocation

Potential effect on stage 1 and stage 2 positions

from changing scenario weights or moving

to an ECL lifetime calculation as of 31 December

2023
Actual ECL
allowances and
provisions,
including staging
(as per Note 9)

Pro forma ECL allowances and provisions, including staging

and assuming application of 100% scenario weighting

Pro forma ECL
allowances and
provisions,
assuming all
positions being
subject to lifetime
ECL
Scenarios Weighted average 100% Baseline
100% Asset price
inflation
100%
Stagflationary
geopolitical crisis
100% Mild debt
crisis Weighted average
USD m, except where indicated
Segmentation
Private clients with mortgages
(133)
(43)
(10)
(521)
(63)
(368)
Real estate financing
(52)
(34)
(21)
(200)
(36)
(125)
Large corporate clients
(152)
(108)
(53)
(252)
(146)
(234)
SME clients
(103)
(85)
(57)
(186)
(96)
(164)
Other segments
(140)
(126)
(78)
(162)
(151)
(302)
Total
(580)
(396)
(219)
(1,322)
(492)
(1,193)

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

193
Note 19

Expected credit loss measurement (continued)

Potential effect on stage 1 and stage 2 positions

from changing scenario weights or moving

to an ECL lifetime calculation as of 31 December

2022
Actual ECL
allowances and
provisions,
including staging
(as per Note 9)

Pro forma ECL allowances and provisions, including staging

and assuming application of 100% scenario weighting

Pro forma ECL
allowances and
provisions,
assuming all
positions being
subject to lifetime
ECL
Scenarios Weighted average 100% Baseline
100% Asset price
inflation
100%
Stagflationary
geopolitical crisis 100% Global crisis Weighted average
USD m, except where indicated
Segmentation
Private clients with mortgages
(136)
(25)
(13)
(523)
(184)
(473)
Real estate financing
(43)
(26)
(22)
(176)
(30)
(126)
Large corporate clients
(136)
(97)
(84)
(199)
(174)
(235)
SME clients
(86)
(67)
(66)
(162)
(97)
(153)
Other segments
(125)
(114)
(111)
(145)
(153)
(281)
Total
(526)
(329)
(295)
(1,204)
(638)
(1,267)
Scenario weights
ECL is sensitive to changing scenario weights, in particular if narratives and parameters are selected that are not close to
the baseline scenario, highlighting the non-linearity of credit losses.
As shown

in the

table

above,

the

ECLs for

stage 1

and stage

2 positions

would

have

been

USD
396
m (31

December
2022:

USD
329
m)

instead

of

USD
580
m (31

December

2022:

USD
526
m)

if ECLs

had

been

determined

solely

on the
baseline scenario
. The weighted-average ECL therefore amounted

to
146
% (31 December 2022:
160
%) of the baseline
value. The effects of weighting each of the four scenarios 100%

are shown in the table above.
Stage allocation and SICR
The determination of

what constitutes an

SICR is based

on management judgment,

as explained in

Note 1a. Changing
the SICR trigger will have a direct effect on ECLs, as more or fewer positions would be subject to lifetime ECLs under any
scenario.

The

relevance

of the

SICR trigger

on overall

ECL is

demonstrated

in the

table

above

with the

indication that

the

ECL
allowances and provisions for stage 1 and stage

2 positions would have been USD
1,193
m, if all non-impaired positions
across the portfolio

had been measured for

lifetime ECLs irrespective

of their actual

SICR status. This amount

compares
with actual stage 1 and 2 allowances and provisions of USD
580
m as of 31 December 2023.
Maturity profile
The maturity

profile is

an important

driver in

ECLs, in

particular for

transactions in

stage 2.

A transfer

of a

transaction
into stage

2 may

therefore have a

significant effect on

ECLs. The

current maturity profile

of most

lending books

is relatively
short.

Lending to

large corporate

clients is

generally between

one and

two years,

with related

loan commitments

up to

four
years. Real estate lending is generally between two and three years in Switzerland, with long-dated maturities in the US.
Lombard-lending

contracts

typically

have

average

contractual

maturities

of

12

months

or

less,

and

include

callable
features.
A

significant

portion

of

our

lending

to

SMEs

and

Real

estate

financings

is

documented

under

multi-purpose

credit
agreements, which

allow for

various forms

of utilization

but are

unconditionally cancelable

by UBS

at any

time: (i) for
drawings under such agreements with a fixed

maturity, the respective term is applied for ECL

calculations, or a maximum
of 12 months in stage
1; (ii) for unused credit lines and all drawings that

have no fixed maturity (e.g., current accounts),
UBS generally applies a 12-month maturity from the reporting date, given the credit review policies, which require either continuous monitoring of key indicators and behavioral patterns for smaller positions or an annual formal review for any other limit. The ECLs for these products are sensitive

to shortening or extending the maturity assumption.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

194
Note 20

Fair value measurement

a) Valuation principles
All financial and non-financial

assets and liabilities

measured or disclosed

at fair value

are categorized into

one of three
fair

value

hierarchy

levels

in

accordance

with

IFRS

Accounting

Standards.

The

fair

value

hierarchy

is

based

on

the
transparency

of inputs

to the

valuation of

an asset

or liability

as of

the measurement

date. In

certain cases,

the inputs
used to measure fair value may fall within different

levels of the fair value hierarchy.

For disclosure purposes, the level in
the hierarchy within which an instrument is classified in its entirety is based on the lowest level input that is significant to
the position’s fair value measurement:
–
Level 1 – quoted prices (unadjusted) in active markets

for identical assets and liabilities;
–
Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data;

or
–
Level 3 – valuation techniques for which significant inputs

are not based on observable market data.
Fair values are determined using quoted

prices in active markets for

identical assets or liabilities, where available.

Where
the

market

for

a

financial

instrument

or

non-financial

asset

or

liability

is

not

active,

fair

value

is

established

using

a
valuation

technique,

including

pricing

models.

Valuation

adjustments

may

be

made

to

allow

for

additional

factors,
including model, liquidity, credit

and funding risks, which are

not explicitly captured within

the valuation technique, but
which would nevertheless

be considered by

market participants

when establishing a

price. The limitations

inherent in a
particular valuation technique

are considered in

the determination of

the classification of

an asset or

liability within the
fair value

hierarchy. Generally,

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
›
Refer to Note 20d for more information

b) Valuation governance
UBS AG’s fair value

measurement and

model governance

framework includes numerous

controls and

other procedural
safeguards that

are intended

to maximize

the quality

of fair

value measurements

reported

in the

financial statements.
New products and

valuation techniques

must be reviewed

and approved

by key stakeholders

from the

risk and finance
control functions. Responsibility

for the ongoing measurement

of financial and non-financial

instruments at fair value

is
with the business divisions.

Fair

value

estimates

are

validated

by

the

risk

and

finance

control

functions,

which

are

independent

of

the

business
divisions. Independent price verification is performed by Finance through benchmarking the business divisions’ fair value
estimates

with

observable

market

prices

and

other

independent

sources.

A

governance

framework

and

associated
controls are

in place

in order

to monitor

the quality

of third-party

pricing sources

where

used. For

instruments

where
valuation models are used to

determine fair value, independent

valuation and model control

groups within Finance and
Risk Control

evaluate UBS AG’s

models on

a regular

basis, including

valuation and

model input

parameters, as

well as
pricing. As

a result

of the

valuation controls

employed,

valuation adjustments

may be

made to

the business

divisions’
estimates of fair value to align with independent market

data and the relevant accounting standard.
›
Refer to Note 20d for more information

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

195
Note 20

Fair value measurement (continued)

c) Fair value hierarchy
The table

below provides the

fair value

hierarchy classification of

financial and non-financial

assets and

liabilities measured
at

fair

value.

The

narrative

that

follows

describes

valuation

techniques

used

in

measuring

their

fair

value

of

different
product types

(including significant

valuation inputs

and assumptions

used) and

the factors

considered in

determining
their classification within the fair value hierarchy.
During 2023, assets and liabilities that were transferred from Level 2 to

Level 1, or from Level 1 to Level

2, and were held
for the entire reporting

period were not

material. In the fourth

quarter of 2023,

UBS AG has prospectively

amended its
approach to testing for observability as part of

an accounting methodology alignment following the acquisition of Credit
Suisse. This methodological change enhances

UBS AG’s assessment of

sensitivities to unobservable valuation parameters.
Application of the new methodology as of 31 December 2022 would have resulted in USD
1.3
bn lower Level 3 liabilities
(as of 31 December 2023 the balance of affected liabilities in Level 3 was USD
1.9
bn), with an offsetting impact to Level
2 liabilities.

Determination of fair values from quoted market

prices or valuation techniques
1
31.12.23 31.12.22
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
115,345
17,936
1,817
135,098
96,263
10,284
1,488
108,034
of which: Equity instruments
99,510
721
140
100,372
83,095
789
126
84,010
of which: Government bills / bonds
6,843
2,195
14
9,052
5,496
950
18
6,464
of which: Investment fund units
8,008
1,082
9
9,098
6,673
596
61
7,330
of which: Corporate and municipal bonds
982
11,956
648
13,586
976
6,509
541
8,026
of which: Loans
0
1,870
904
2,775
0
1,179
628
1,807
of which: Asset-backed securities
3
111
101
215
22
261
114
397
Derivative financial instruments
593
129,871
1,264
131,728
769
147,876
1,464
150,109
of which: Foreign exchange
317
65,070
0
65,387
575
84,882
2
85,459
of which: Interest rate
0
35,028
284
35,311
0
39,345
460
39,805
of which: Equity / index
0
26,649
667
27,317
1
21,542
653
22,195
of which: Credit
0
1,452
301
1,752
0
719
318
1,038
of which: Commodities
0
1,627
12
1,639
0
1,334
30
1,365
Brokerage receivables
0
20,883
0
20,883
0
17,576
0
17,576
Financial assets at fair value not held for trading
29,529
30,124
4,101
63,754
26,572
29,110
3,725
59,408
of which: Financial assets for unit-linked investment contracts
15,814
0
0
15,814
13,071
1
0
13,072
of which: Corporate and municipal bonds
62
16,716
215
16,994
35
14,101
230
14,366
of which: Government bills / bonds
13,262
3,332
0
16,594
13,103
3,638
0
16,741
of which: Loans
0
4,172
1,254
5,426
0
3,602
736
4,337
of which: Securities financing transactions
0
5,541
4
5,545
0
7,590
114
7,704
of which: Auction rate securities
0
0
1,208
1,208
0
0
1,326
1,326
of which: Investment fund units
367
233
205
804
307
178
190
675
of which: Equity instruments
24
0
1,088
1,112
57
0
792
849
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income
68
2,165
0
2,233
57
2,182
0
2,239
of which: Commercial paper and certificates of deposit
0
1,948
0
1,948
0
1,878
0
1,878
of which: Corporate and municipal bonds
68
207
0
276
57
278
0
335
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
4,426
0
0
4,426
4,471
0
0
4,471
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2
0
0
17
17
0
0
21
21
Total assets measured at fair value
149,962
200,979
7,198
358,139
128,132
207,028
6,698
341,858

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

196
Note 20

Fair value measurement (continued)

Determination of fair values from quoted market

prices or valuation techniques (continued)
1
31.12.23 31.12.22
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
25,451
6,110
151
31,712
23,578
5,823
114
29,515
of which: Equity instruments
16,310
236
87
16,632
16,521
352
78
16,951
of which: Corporate and municipal bonds
28
4,893
58
4,979
36
4,643
27
4,707
of which: Government bills / bonds
8,320
806
0
9,126
5,880
706
1
6,587
of which: Investment fund units
794
117
4
915
1,141
84
3
1,229
Derivative financial instruments
716
136,833
3,158
140,707
640
152,582
1,684
154,906
of which: Foreign exchange

400
71,322
21
71,743
587
87,897
24
88,508
of which: Interest rate

0
32,656
107
32,763
0
37,429
116
37,545
of which: Equity / index

0
30,209
2,717
32,926
0
24,963
1,184
26,148
of which: Credit
0
1,341
273
1,614
0
920
279
1,199
of which: Commodities
0
1,271
20
1,291
0
1,309
52
1,361
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
42,275
0
42,275
0
45,085
0
45,085
Debt issued designated at fair value
0
78,509
7,832
86,341
0
62,603
9,240
71,842
Other financial liabilities designated at fair value
0
25,069
2,297
27,366
0
30,055
1,978
32,033
of which: Financial liabilities related to unit-linked investment contracts
0
15,922
0
15,922
0
13,221
0
13,221
of which: Securities financing transactions
0
6,927
0
6,927
0
15,333
0
15,333
of which: Funding from UBS Group AG
0
1,327
1,623
2,950
0
508
1,287
1,796
of which: Over-the-counter debt instruments and other
0
892
674
1,566
0
993
691
1,684
Total liabilities measured at fair value
26,167
288,796
13,438
328,401
24,219
296,148
13,015
333,382
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.
Valuation techniques

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

credit and

/ or

funding spreads

required

by the

market

for

instruments with

similar

risk and

liquidity
profiles to

produce

a present

value. When

using such

valuation

techniques,

expected

future cash

flows are

estimated
using an observed

or implied

market price

for the future

cash flows or

by using

industry-standard cash

flow projection
models.

The

discount

factors

within

the

calculation

are

generated

using

industry-standard

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

from industry-standard

yield
curve modeling

techniques and

models. The

option pricing

model may

be implemented

using a

closed-form analytical
formula or other mathematical techniques (e.g., binomial tree or Monte Carlo simulation).
Where available, valuation techniques use

market-observable assumptions and inputs. If

such data is not

available, inputs
may be derived

by reference

to similar assets

in active markets,

from recent prices

for comparable

transactions or

from
other observable market data.

In such cases,

the inputs selected are

based on historical

experience and practice for

similar
or analogous

instruments, derivation of

input levels

based on

similar products

with observable price

levels, and

knowledge
of current market conditions and valuation approaches.
For

more

complex

instruments,

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

to Note 20e

for more information.

The discount curves
used by UBS AG incorporate the funding and credit characteristics of the instruments to which they are applied.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

197
Note 20

Fair value measurement (continued)

Financial instruments excluding derivatives: valuation and classification in the fair value hierarchy
Product Valuation and classification in the fair value hierarchy
Government bills
and bonds
Valuation –
Generally valued using prices obtained directly

from the market.
– Instruments not priced directly using active-market data are valued using discounted cash flow valuation techniques that incorporate market data

for similar government instruments.

Fair value
hierarchy
–
Generally traded in active markets with prices that can be obtained directly from these markets,

resulting
in classification as Level 1, while the remaining

positions are classified as Level 2 and Level

3.
Corporate and
municipal bonds
Valuation –
Generally

valued

using

prices

obtained

directly from

the

market

for

the

security,

or

similar

securities,
adjusted for seniority, maturity and liquidity.
–
When prices are

not available, instruments

are valued

using discounted cash

flow valuation techniques
incorporating the credit spread of the

issuer or similar issuers.
–
For convertible

bonds without

directly comparable

prices, issuances

may be

priced using

a convertible
bond model.
Fair value
hierarchy
–
Generally classified as Level 1 or Level 2, depending

on the depth of trading activity behind price

sources.
–
Level 3 instruments have no suitable pricing information

available.
Traded loans and
loans measured at
fair value
Valuation –
Valued directly

using market

prices that

reflect recent

transactions or

quoted dealer

prices, where

available.
–
Where no

market price data

is available,

loans are

valued by relative

value benchmarking using

pricing
derived from debt instruments in comparable entities

or different products in the same entity,

or by using
a credit default swap

valuation technique, which requires inputs

for credit spreads, credit

recovery rates
and interest

rates. Recently originated

commercial real estate

loans are

measured using a

securitization
approach based on rating agency guidelines.
Fair value
hierarchy
–
Instruments with suitably deep and liquid pricing

information are classified as Level 2.
–
Positions requiring the

use of valuation

techniques, or for

which the price

sources have insufficient

trading
depth, are classified as Level 3.
Investment fund
units
Valuation –
Predominantly exchange-traded,

with

readily available

quoted

prices

in

liquid

markets. Where

market
prices are not available, fair value may be measured

using net asset values (NAVs).
Fair value
hierarchy
–
Listed units

are classified

as Level 1,

provided there

is sufficient

trading activity

to justify

active-market
classification, while other positions are classified

as Level 2.
–
Positions for

which NAVs are

not available,

or where the

unit or

underlying investments are

illiquid are
classified as Level 3.
Asset-backed
securities (ABS)
Valuation –
For liquid securities, the

valuation process will

use trade and price

data, updated for movements

in market
levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected

cash flows

incorporating price

data for

instruments or

indices with

similar risk

profiles.
Fair value
hierarchy
–
Residential

mortgage-backed

securities,

commercial

mortgage-backed

securities

and

other

ABS

are
generally classified as

Level 2. However, if

significant inputs are

unobservable, or if market

or fundamental
data is not available, they are classified as Level

3.
Auction rate
securities (ARS)
Valuation –
ARS

are

valued

utilizing

a

discounted

cash

flow

methodology.

The

model

captures

interest

rate

risk
emanating from the note coupon, credit risk attributable to the underlying closed-end fund investments, liquidity risk as a function of the level of trading volume in these positions, and extension risk, as ARS are
perpetual instruments that require an assumption

regarding their maturity or issuer redemption

date.

Fair value
hierarchy
– Granular and liquid pricing information is generally not available for ARS. As a result, these securities are classified as Level 3.
Equity instruments Valuation –
Listed equity instruments are generally valued

using prices obtained directly from the market.
–
Unlisted equity holdings, including private

equity positions, are initially

marked at their transaction price
and are

revalued when reliable

evidence of

price movement becomes

available or

when the

position is
deemed to be impaired.

Fair value
hierarchy
–
The majority of

equity securities are

actively traded on

public stock exchanges

where quoted prices

are
readily and regularly available, resulting in Level

1 classification.
–
Equity securities less actively traded will be

classified as Level 2 and illiquid positions

as Level 3.
Financial assets for
unit-linked
investment
contracts
Valuation –
The majority of assets are listed on exchanges

and fair values are determined using quoted

prices.
Fair value
hierarchy
–
Most assets are classified as Level 1 if actively traded,

or Level 2 if trading is not active.
–
Instruments for which prices are not readily available

are classified as Level 3.
Securities
financing
transactions
Valuation – These instruments are valued using discounted expected cash flow techniques. The discount rate applied is based on funding curves that are relevant

to the collateral eligibility terms.
Fair value
hierarchy
–
Collateral funding curves for these

instruments are generally observable and, as

a result, these positions
are classified as Level 2.
–
Where the

collateral terms

are non-standard,

the funding

curve may

be considered

unobservable and

these
positions are classified as Level 3.
Brokerage
receivables and
payables
Valuation –
Fair value is determined based on the value of

the underlying balances.
Fair value
hierarchy
–
Due to their on-demand nature, these receivables

and payables are deemed as Level 2.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

198
Note 20

Fair value measurement (continued)

Product Valuation and classification in the fair value hierarchy
Financial liabilities
related to unit-
linked investment
contracts
Valuation –
The fair

values of

investment contract

liabilities are

determined by

reference to

the fair

value of

the
corresponding assets.
Fair value
hierarchy
–
The

liabilities themselves

are

not actively

traded, but

are

mainly referenced

to

instruments that

are
actively traded and are therefore classified

as Level 2.
Precious metals and
other physical
commodities
Valuation –
Physical assets are valued using the spot rate

observed in the relevant market.
Fair value
hierarchy
–
Generally traded

in active

markets with

prices that

can be

obtained directly

from these

markets, resulting
in classification as Level 1.
Debt issued
designated at fair
value
Valuation – The risk management and the valuation approaches for these instruments are closely aligned with the equivalent

derivatives

business

and

the

underlying risk,

and

the

valuation

techniques used

for

this
component are the same as the relevant valuation

techniques described below.
Fair value
hierarchy
–
The observability is closely aligned with the equivalent

derivatives business and the underlying risk.
Commercial paper
and certificates of
deposit
Valuation –
Generally valued using

discounted cash flow

valuation techniques

incorporating the

spread of the

issuer
or similar issuers over the underlying currency

risk-free curve.
Fair value
hierarchy
–
Due to the short-dated nature of

the positions and liquid underlying pricing inputs, they are generally classified as Level 2.
Derivative instruments: valuation and classification

in the fair value hierarchy
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

curve based on funding rates

derived from overnight interest

in
the cheapest eligible currency for the respective

counterparty collateral agreement.
Uncollateralized and

partially collateralized

derivatives are

discounted using

the alternative

reference rate

(the ARR)

(or
equivalent)

curve

for

the

currency

of the

instrument. As

described

in Note

20d, the

fair

value

of uncollateralized

and
partially collateralized

derivatives

is then

adjusted

by credit

valuation

adjustments

(CVAs),

debit valuation

adjustments
(DVAs) and

funding valuation

adjustments (FVA

s), as

applicable,

to reflect

an estimation

of the

effect

of counterparty
credit risk, UBS AG’s own credit risk, and funding costs

and benefits.
›
Refer to Note 10 for more information about derivative

instruments
Derivative product Valuation and classification in the fair value hierarchy
Interest rate
contracts
Valuation –
Interest rate swap contracts

are valued by estimating

future interest cash flows

and discounting those cash
flows using

a rate

that reflects the

appropriate funding rate

for the

position being

measured. The yield
curves used to estimate future index

levels and discount rates are generated using

market-standard yield
curve models using interest rates associated with

current market activity. The key inputs to the models

are
interest rate swap rates, forward rate agreement rates, short-term interest rate futures prices,

basis swap
spreads and inflation swap rates.
–
Interest rate option contracts

are valued using various

market-standard option models, using inputs

that
include interest rate yield curves, inflation curves,

volatilities and correlations.
–
When the maturity

of an interest

rate swap or

option contract exceeds

the term for

which standard market
quotes are observable for

a significant input parameter,

the contracts are valued

by extrapolation from the
last observable point using standard assumptions

or by reference to another observable comparable

input
parameter to represent a suitable proxy for that

portion of the term.
Fair value
hierarchy
–
The majority of interest

rate swaps are classified

as Level 2, as the standard

market contracts that form

the
inputs for yield curve models are generally traded

in active and observable markets.
–
Options are

generally treated

as Level 2,

as the calibration

process enables

the model

output to

be validated
to active-market

levels. Models

calibrated in

this way

are then

used to

revalue the

portfolio of

both standard
options and more exotic products.
–
Interest rate swap

or option contracts

are classified as

Level 3 when the

terms

exceed standard market-
observable quotes.
–
Exotic options for

which appropriate volatility

or correlation input

levels cannot be implied

from observable
market data are classified as Level 3.
Credit derivative
contracts
Valuation –
Credit derivative

contracts are

valued using

industry-standard models

based primarily

on

market credit
spreads, upfront pricing points and implied recovery rates. Where a derivative credit spread is not directly available, it may be derived from the price of

the reference cash bond.

–
Asset-backed credit

derivatives are

valued using

a valuation

technique similar

to that

of the

underlying
security with an adjustment to reflect

the funding differences between cash

and synthetic form.
Fair value
hierarchy
–
Single-entity and

portfolio

credit derivative

contracts are

classified as

Level 2

when credit

spreads and
recovery rates

are determined

from actively

traded observable

market data.

Where the

underlying reference
name(s) are not actively traded

and the correlation cannot be

directly mapped to actively traded tranche
instruments, these contracts are classified

as Level 3.

–
Asset-backed

credit

derivatives

follow

the

characteristics

of

the

underlying

security

and

are

therefore
distributed across Level 2 and Level 3.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

199
Note 20

Fair value measurement (continued)

Derivative product Valuation and classification in the fair value hierarchy
Foreign exchange
contracts
Valuation –
Open spot foreign exchange (FX) contracts are

valued using the FX spot rate observed

in the market.
– Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources.
–
Over-the-counter (OTC) FX

option contracts are

valued using

market-standard option valuation

models.
The models used for shorter-dated options (i.e.,

maturities of five years or

less) tend to be different

than
those used for

longer-dated options

because the models

needed for longer-dated

OTC FX contracts

require
additional consideration of interest rate and FX

rate interdependency.
–
The valuation for

multi-dimensional FX

options uses a

multi-local volatility

model, which is

calibrated to the
observed FX volatilities for all relevant FX pairs.
Fair value
hierarchy
–
The

markets

for

FX

spot

and

FX

forward

pricing

points

are

both

actively

traded

and

observable

and
therefore such FX contracts are generally classified

as Level 2.

–
A significant proportion of

OTC FX option contracts are

classified as Level 2 as

inputs are derived mostly
from standard market contracts traded in

active and observable markets.
Equity / index
contracts
Valuation –
Equity forward

contracts have

a single

stock or

index underlying and

are valued

using market-standard
models. The key inputs to the models are stock

prices, estimated dividend rates and equity funding rates
(which are implied

from prices of

forward contracts observed

in the market).

Estimated cash flows

are then
discounted using market-standard discounted cash flow models using a rate that reflects the appropriate funding rate for

that portion

of the portfolio.

When no market

data is

available for the

instrument maturity,
they are

valued by

extrapolation of

available data,

use of

historical dividend

data, or

use of

data for

a
related equity.

–
Equity option contracts are valued

using market-standard models

that estimate the equity forward

level as
described

for

equity

forward

contracts

and

incorporate

inputs

for

stock

volatility

and

for

correlation
between

stocks

within

a

basket.

The

probability-weighted expected

option

payoff

generated

is

then
discounted

using

market-standard

discounted

cash

flow

models

applying

a

rate

that

reflects

the
appropriate funding rate

for that portion of

the portfolio. When

volatility, forward or

correlation inputs are
not

available,

they

are

valued

using

extrapolation

of

available

data,

historical

dividend,

correlation

or
volatility data, or the equivalent data for

a related equity.
Fair value
hierarchy
–
As inputs are

derived mostly from standard

market contracts traded in

active and observable

markets, a
significant proportion of equity forward contracts

are classified as Level 2.

–
Equity option positions for which inputs are derived

from standard market contracts traded in active and
observable markets are also classified

as Level 2. Level 3 positions are those

for which volatility, forward or
correlation inputs are not observable.
Commodity
contracts
Valuation –
Commodity forward

and swap

contracts are

measured using

market-standard models

that use

market
forward levels on standard instruments.

–
Commodity

option

contracts

are

measured

using

market-standard

option

models

that

estimate

the
commodity forward level

as described for

commodity forward and

swap contracts, incorporating

inputs
for the volatility of the underlying

index or commodity. For commodity

options on baskets of commodities
or

bespoke

commodity

indices,

the

valuation

technique

also

incorporates

inputs

for

the

correlation
between different commodities or commodity

indices.
Fair value
hierarchy
–
Individual

commodity contracts

are

typically classified

as

Level 2,

because

active

forward and

volatility
market data is available.
d) Valuation adjustments and other items
The output

of a

valuation technique

is always

an estimate of

a fair

value that

cannot be

measured with complete

certainty.
As a result,

valuations are adjusted where appropriate

and when such

factors would be

considered by market participants
in estimating fair value, to reflect close-out costs, credit exposure, model-driven valuation uncertainty,

funding costs and
benefits, trading restrictions and other factors.

Deferred day-1 profit or loss reserves
For new

transactions where

the valuation

technique used

to measure

fair value

requires

significant inputs

that are

not
based on observable market data, the financial instrument is initially recognized at the transaction price. The transaction price may differ from the fair value obtained using

a valuation technique, where any such difference

is deferred and not
initially recognized in the income statement.

Deferred day-1 profit or loss

is generally released into
Other net income from financial

instruments measured at fair value
through profit

or loss

when pricing

of equivalent

products or

the underlying

parameters

becomes observable

or when
the transaction is closed out.
The table below summarizes the changes in deferred day-1

profit or loss reserves during the respective period.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

200
Note 20

Fair value measurement (continued)

Deferred day-1 profit or loss reserves
USD m 2023 2022 2021
Reserve balance at the beginning of the year
422
418
269
Profit / (loss) deferred on new transactions
250
299
459
(Profit) / loss recognized in the income statement
(275)
(295)
(308)
Foreign currency translation
0
0
(2)
Reserve balance at the end of the year
397
422
418
Own credit

Own credit risk

is reflected in

the valuation of

UBS AG’s fair value

option liabilities where

this component is considered
relevant for valuation purposes by UBS AG’s counterparties

and other market participants.
Changes in

the fair

value of

financial liabilities

designated at

fair value

through profit

or loss

related to

own credit

are
recognized

in
Other

comprehensive

income

directly

within
Retained

earnings,

with

no

reclassification

to

the

income
statement

in

future

periods.

This

presentation

neither

creates

nor

increases

an

accounting

mismatch

in

the

income
statement, as UBS AG does not hedge changes in own credit.
Own credit is estimated using own credit adjustment (OCA) curves, which incorporate observable market data,

including
market-observed secondary prices for UBS’s debt

and debt curves of peers. In the

table below, the change in unrealized
own credit consists of changes in fair value that are attributable to the change in UBS

AG’s credit spreads, as well as the
effect of changes in

fair values attributable

to factors other

than credit spreads,

such as redemptions,

effects from time
decay and

changes in

interest and

other market

rates. Realized

own credit

is recognized

when an

instrument with

an
associated

unrealized

OCA

is

repurchased

prior

to

the

contractual

maturity

date.

Life-to-date

amounts

reflect

the
cumulative unrealized change since initial recognition.
›
Refer to Note 15 for more information about debt

issued designated at fair value

Own credit adjustments on financial liabilities

designated at fair value
Included in Other comprehensive income
For the year ended
USD m 31.12.23 31.12.22 31.12.21
Recognized during the period:
Realized gain / (loss)

8
1
(14)
Unrealized gain / (loss)

(869)
866
60
Total gain / (loss), before tax
(861)
867
46
USD m 31.12.23 31.12.22 31.12.21
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)

(312)
556
(315)
of which: debt issued designated at fair value
(208)
289
(144)
of which: other financial liabilities designated at fair value
(105)
266
(172)
Credit valuation adjustments
In

order

to

measure

the

fair

value

of

OTC

derivative

instruments,

including

funded

derivative

instruments

that

are
classified as
Financial assets at

fair value

not held

for trading,

CVAs are needed to

reflect the credit

risk of

the counterparty
inherent

in

these

instruments.

This

amount

represents

the

estimated

fair

value

of

protection

required

to

hedge

the
counterparty credit risk of

such instruments. A CVA

is determined for each counterparty,

considering all exposures with
that counterparty,

and is dependent on the expected future

value of exposures, default probabilities

and recovery rates,
applicable collateral or netting arrangements, break

clauses, funding spreads, and other contractual

factors.

Funding valuation adjustments
FVAs

reflect

the

costs

and

benefits

of

funding

associated

with

uncollateralized

and

partially

collateralized

derivative
receivables and payables

and are calculated

as the valuation effect

from moving the

discounting of the uncollateralized
derivative cash flows from the ARR to OCA using the CVA

framework, including the probability of counterparty

default.
An FVA is also applied to collateralized

derivative assets in cases where the collateral

cannot be sold or repledged.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

201
Note 20

Fair value measurement (continued)
Debit valuation adjustments
A DVA is estimated to incorporate own credit in the valuation of derivatives where an FVA is not already recognized. The
DVA calculation

is effectively consistent with

the CVA framework,

being determined for each counterparty,

considering
all exposures

with that

counterparty

and taking

into account

collateral

netting agreements,

expected

future

mark-to-
market movements and UBS AG’s credit default

spreads.
Other valuation adjustments
Instruments that are measured as

part of a

portfolio of combined long

and short positions

are valued at mid-market levels
to ensure consistent valuation

of the long- and

short-component risks. A liquidity

valuation adjustment is then

made to
the overall

net long

or short

exposure to

move the

fair value

to bid

or offer

as appropriate,

reflecting current

levels of
market

liquidity.

The bid–offer

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

Balance sheet valuation adjustments

on financial instruments
As of
USD m 31.12.23 31.12.22
Credit valuation adjustments
1
(37)
(33)
Funding and debit valuation adjustments
(82)
(46)
Other valuation adjustments
(730)
(839)
of which: liquidity
(308)
(311)
of which: model uncertainty
(423)
(529)
1 Amounts do not include reserves against defaulted counterparties.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

202
Note 20

Fair value measurement (continued)

e) Level 3 instruments: valuation techniques and inputs

The table below presents

material Level 3 assets

and liabilities, together

with the valuation techniques

used to measure
fair value,

the inputs

used in

a given

valuation technique

that are

considered significant

as of

31 December 2023

and
unobservable, and a range of values for those unobservable inputs.

The range of

values represents the highest-

and lowest-level inputs used

in the valuation

techniques. Therefore, the range
does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of UBS AG’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by
UBS AG. The

ranges will

therefore vary

from period

to period

and parameter

to parameter

based on

characteristics of
the instruments held at each balance sheet date. Furthermore, the ranges of unobservable inputs may differ across other
financial institutions, reflecting the diversity of the products in each firm’s inventory.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant
unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
31.12.23 31.12.22
USD bn 31.12.23 31.12.22 31.12.23 31.12.22 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal
bonds
0.9
0.8
0.1
0.0
Relative value to
market comparable Bond price equivalent
9
114
93
14
112
85
points
Discounted expected
cash flows Discount margin
491
491
412
412
basis
points
Traded loans, loans
measured at fair value,
loan commitments and
guarantees
2.3
1.7
0.0
0.0
Relative value to
market comparable Loan price equivalent
6
101
98
30
100
97
points
Discounted expected
cash flows Credit spread
200
275
252
200
200
200
basis
points
Market comparable
and securitization
model Credit spread
162
1,849
318
145
1,350
322
basis
points
Auction rate securities
1.2
1.3
Discounted expected
cash flows Credit spread
135
205
150
115
196
144
basis
points
Investment fund units
3
0.2
0.3
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
1.2
0.9
0.1
0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
7.8
9.2
Other financial liabilities
designated at fair value
2.3
2.0
Discounted expected
cash flows Funding spread
51
201
23
175
basis
points
Derivative financial instruments
Interest rate
0.3
0.5
0.1
0.1
Option model
Volatility of interest
rates
84
112
75
143
basis
points
Credit
0.3
0.3
0.3
0.3
Discounted expected
cash flows
Credit spreads

1
306
9
565
basis
points
Bond price equivalent
2
242
3
277
points
Equity / index
0.7
0.7
2.7
1.2
Option model Equity dividend yields
0
14
0
20
%
Volatility of equity
stocks, equity and
other indices
4
104
4
120
%
Equity-to-FX
correlation
(40)
70
(29)
84
%
Equity-to-equity
correlation
13
100
(25)
100
%
1 The ranges

of significant unobservable inputs

are represented in points,

percentages and basis points.

Points are a percentage

of par (e.g., 100

points would be 100%

of par).

2 Weighted averages are

provided for
most non-derivative financial instruments and were

calculated by weighting inputs based on the fair values

of the respective instruments. Weighted averages

are not provided for inputs related to Other

financial liabilities
designated at fair value and Derivative financial instruments, as this would not be meaningful.

3 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.

4 Debt
issued designated at fair value primarily consists of UBS AG structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit

-linked notes,
all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

203
Note 20

Fair value measurement (continued)

Significant unobservable inputs in Level 3 positions
This section

discusses the

significant unobservable

inputs used

in the valuation

of Level 3

instruments and

assesses the
potential effect that

a change

in each

unobservable input in

isolation may

have on

a fair value

measurement. Relationships
between observable and unobservable inputs have not

been included in the summary below.
Input Description
Bond price
equivalent
–
Where market prices are

not available for a

bond, fair value is

measured by comparison with observable pricing data

from
similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a
yield (either as an outright yield or as a spread

to the relevant benchmark rate).

–
For corporate and municipal bonds, the

range represents the range of prices

from reference issuances used in determining
fair value. Bonds priced

at 0 are distressed

to the point that

no recovery is

expected, while prices

significantly in excess

of 100
or

par relate

to inflation-linked

or structured

issuances that

pay a

coupon in

excess of

the market

benchmark as

of the
measurement date.
–
For credit derivatives, the bond price range

represents the range of prices used for

reference instruments, which are typically
converted to an equivalent yield or credit

spread as part of the valuation process.
Loan price
equivalent
–
Where market prices are

not available for a

traded loan or a

loan commitment, fair value is

measured by comparison with
observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment,

collateral

quality,

maturity

and

issuer-specific

covenants.

Fair

value

may

be

measured either

by

a

direct

price
comparison or

by conversion

of an

instrument price

into a

yield. The

range represents

the range

of prices

derived from
reference issuances of a similar credit quality used to measure fair value for loans classified as Level 3. Loans priced at 0 are
distressed to the

point that no

recovery is expected,

while a current

price of

100 represents a

loan that is

expected to be
repaid in full.
Credit spread
–
Valuation models for many credit derivatives

and other credit sensitive products require

an input for the credit spread, which
is a reflection of the

credit quality of the

associated referenced underlying.

The credit spread of

a particular security is quoted
in relation

to the

yield on

a benchmark

security or

reference rate,

typically either

US Treasury

or ARR,

and is

generally expressed
in terms of

basis points.

An increase /

(decrease) in

credit spread will

increase /

(decrease) the value

of credit protection

offered
by credit default swaps

and other credit

derivative products. The

income statement effect

from such changes

depends on the
nature and direction

of the positions

held. Credit spreads

may be negative

where the asset

is more creditworthy

than the
benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The range represents a diverse set of underlyings, with

the lower end of the

range representing credits of the highest quality and

the
upper end of the range representing greater

levels of credit risk.
Discount margin –
The discount margin (DM) spread represents the discount rates applied to present value cash flows of an asset to reflect the
market return required

for uncertainty in

the estimated cash

flows. DM spreads

are a rate

or rates applied

on top of

a floating
index (e.g., Secured Overnight Financing Rate

(SOFR)) to discount expected cash flows.

Generally, a decrease / (increase) in
the DM in isolation would result in a higher

/ (lower) fair value.
–
The high

end of

the range

relates to

securities that

are priced

low within

the market

relative to

the expected

cash flow
schedule. This indicates that the market is pricing

an increased risk of credit loss into the security

that is greater than what is
being captured by

the expected cash flow

generation process. The low

ends of the

ranges are typical

of funding rates

on
better-quality instruments.
Funding spread –
Structured financing transactions

are valued using synthetic

funding curves that best

represent the assets that

are pledged as
collateral for the

transactions. They

are not representative

of where UBS AG

can fund itself

on an unsecured

basis but provide
an estimate of where UBS AG can source and deploy secured funding with counterparties for a given type of collateral. The
funding spreads are expressed

in terms of basis points,

and if funding spreads

widen, this increases the

effect of discounting.

– A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding

spreads that was longer in duration than the

actively traded market.
Volatility –
Volatility measures

the variability

of future prices

for a particular

instrument and

is generally expressed

as a percentage,

where
a higher number reflects a more volatile

instrument, for which future price

movements are more likely to occur.

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

fair value is

derived from active-
market option prices (referred to as

implied volatility). A key feature of

implied volatility is the volatility “smile”

or “skew,”
which represents the effect of pricing options

of different option strikes at different implied

volatility levels.
–
Volatilities of low interest rates

tend to be much higher

than volatilities of high

interest rates. In addition,

different currencies
may have significantly different implied volatilities.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

204
Note 20

Fair value measurement (continued)

Input Description
Correlation –
Correlation measures the

interrelationship between

the movements of

two variables. It is

expressed as a percentage

between

–100%

and

+100%,

where

+100%

represents

perfectly

correlated

variables

(meaning

a

movement

of

one

variable

is
associated with a movement of the other variable in the same direction) and –100% implies that the variables are inversely
correlated

(meaning

a

movement of

one

variable

is

associated

with

a

movement of

the

other

variable

in

the

opposite
direction). The effect of correlation

on the measurement of

fair value depends on the

specific terms of the instruments

being
valued, reflecting the range of different payoff

features within such instruments.
Equity dividend
yields
–
The derivation of a forward price

for an individual stock or index is

important for measuring fair value for forward or swap
contracts and for measuring fair

value using option pricing models.

The relationship between the

current stock price and the
forward price is based on a combination

of expected future dividend levels

and payment timings, and, to a lesser

extent, the
relevant funding

rates applicable

to the stock

in question.

Dividend yields

are generally

expressed as

an annualized

percentage
of the share price, with

the lowest limit of 0% representing a

stock that is not expected to

pay any dividend. The dividend
yield and timing represent

the most significant parameter in

determining fair value for instruments

that are sensitive to

an
equity forward price.
f) Level 3 instruments: sensitivity to changes in unobservable input assumptions
The table below summarizes

those financial assets and

liabilities classified as Level

3 for which a

change in one or

more
of

the

unobservable

inputs

to

reflect

reasonably

possible

favorable

and

unfavorable

alternative

assumptions

would
change fair value significantly, and the estimated effect thereof. The table below does not represent the estimated effect of stress

scenarios.

Interdependencies

between

Level 1,

2 and

3 parameters

have not

been

incorporated

in the

table.
Furthermore, direct

interrelationships

between the

Level 3 parameters

discussed below

are not

a significant element

of
the valuation uncertainty.
Sensitivity data is estimated

using a number of techniques,

including the estimation

of price dispersion among

different
market participants, variation

in modeling approaches

and reasonably possible

changes to assumptions

used within the
fair value

measurement process.

The sensitivity

ranges are

not always

symmetrical around

the fair

values, as the

inputs
used in valuations are not always precisely in the middle

of the favorable and unfavorable range.
Sensitivity data

is determined at

a product or

parameter level

and then aggregated

assuming no diversification

benefit.
Diversification would

incorporate estimated

correlations across

different sensitivity

results and,

as such,

would result

in
an overall sensitivity that would

be less than the sum

of the individual component sensitivities. However,

UBS AG believes
that the diversification benefit is not significant to this analysis.

Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
31.12.23 31.12.22
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value, loan commitments and guarantees
22
2
(29)
2
19
(12)
Securities financing transactions
24
(24)
33
(37)
Auction rate securities
67
(21)
46
(46)
Asset-backed securities
25
(22)
27
(27)
Equity instruments
189
(178)
183
(161)
Interest rate derivatives, net
27
(18)
18
(12)
Credit derivatives, net
2
(5)
3
(4)
Foreign exchange derivatives, net
5
(4)
10
(5)
Equity / index derivatives, net
358
(285)
361
(330)
Other
62
(62)
39
(62)
Total
781
(648)
738
(696)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.

2 Includes refinements applied in estimating valuation uncertainty across various parameters.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

205
Note 20

Fair value measurement (continued)

g) Level 3 instruments: movements during the period
The table below presents

additional information about

material Level 3 assets

and liabilities measured

at fair value on

a
recurring basis.

Level 3 assets

and liabilities

may be

hedged with

instruments classified

as Level 1

or Level 2

in the

fair
value hierarchy,

and, as a result, realized and unrealized gains and losses included in the table may not include the effect
of

related

hedging

activity.

Furthermore,

the

realized

and

unrealized

gains

and

losses

presented

in

the

table

are

not
limited

solely

to

those

arising

from

Level

3 inputs,

as

valuations

are

generally

derived

from

both

observable

and
unobservable

parameters.

Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or
liabilities had been transferred at the beginning of the

year.

Movements of Level 3 instruments
USD bn
Balance at
the beginning
of the period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance at
the end
of the period
For the twelve months ended 31 December 2023
2
Financial assets at fair value held for
trading
1.5
(0.1)
(0.1)
0.4
(0.8)
0.8
0.0
0.2
(0.3)
0.0
1.8
of which: Equity instruments
0.1
(0.1)
(0.1)
0.0
(0.1)
0.0
0.0
0.2
(0.0)
0.0
0.1
of which: Corporate and municipal
bonds
0.5
(0.0)
(0.0)
0.4
(0.3)
0.0
0.0
0.0
(0.0)
0.0
0.6
of which: Loans
0.6
(0.1)
(0.1)
0.1
(0.4)
0.8
0.0
0.0
(0.2)
0.0
0.9
Derivative financial instruments –
assets
1.5
(0.3)
(0.3)
0.0
(0.0)
0.7
(0.5)
0.1
(0.3)
0.0
1.3
of which: Interest rate
0.5
0.0
(0.0)
0.0
0.0
0.1
(0.2)
0.0
(0.1)
(0.0)
0.3
of which: Equity / index
0.7
(0.2)
(0.2)
0.0
0.0
0.6
(0.1)
0.0
(0.2)
0.0
0.7
of which: Credit
0.3
(0.1)
(0.1)
0.0
0.0
0.1
(0.1)
0.1
(0.0)
0.0
0.3
Financial assets at fair value not held
for trading
3.7
0.2
0.2
0.8
(0.7)
0.0
(0.0)
0.1
(0.1)
0.0
4.1
of which: Loans
0.7
0.3
0.3
0.3
(0.0)
0.0
(0.0)
0.1
(0.1)
(0.0)
1.3
of which: Auction rate securities
1.3
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.0
0.0
1.2
of which: Equity instruments
0.8
0.1
0.0
0.4
(0.2)
0.0
0.0
0.1
0.0
0.0
1.1
Derivative financial instruments –
liabilities
1.7
0.3
0.3
0.0
(0.0)
1.9
(0.6)
0.0
(0.2)
0.0
3.2
of which: Interest rate
0.1
0.0
0.0
0.0
0.0
0.0
(0.1)
0.0
(0.0)
0.0
0.1
of which: Equity / index
1.2
0.3
0.3
0.0
0.0
1.8
(0.4)
0.0
(0.2)
0.0
2.7
of which: Credit
0.3
(0.0)
0.0
0.0
0.0
0.1
0.0
0.0
(0.1)
(0.0)
0.3
Debt issued designated at fair value
9.2
0.4
0.3
0.0
0.0
3.5
(3.2)
0.5
(2.6)
0.0
7.8
Other financial liabilities designated at
fair value
2.0
0.3
0.4
0.0
0.0
0.2
(0.2)
0.0
(0.0)
0.0
2.3

For the twelve months ended 31 December 2022
Financial assets at fair value held for
trading
2.3
(0.3)
(0.3)
0.3
(1.8)
0.5
0.0
0.7
(0.3)
(0.0)
1.5
of which: Investment fund units
0.0
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.1
(0.0)
(0.0)
0.1
of which: Corporate and municipal
bonds
0.6
(0.0)
(0.0)
0.3
(0.6)
0.0
0.0
0.4
(0.0)
(0.0)
0.5
of which: Loans
1.4
(0.1)
(0.1)
0.0
(1.1)
0.5
0.0
0.0
(0.2)
0.0
0.6
Derivative financial instruments –
assets
1.1
0.6
0.3
0.0
0.0
0.4
(0.7)
0.1
(0.0)
(0.0)
1.5
of which: Interest rate
0.5
0.3
0.3
0.0
0.0
0.0
(0.2)
0.0
(0.1)
(0.0)
0.5
of which: Equity / index
0.4
0.2
0.1
0.0
0.0
0.4
(0.3)
0.1
(0.0)
(0.0)
0.7
of which: Credit
0.2
0.1
(0.1)
0.0
0.0
0.0
(0.2)
0.0
0.1
0.0
0.3
Financial assets at fair value not held
for trading
4.2
0.1
0.1
0.7
(1.2)
0.1
(0.0)
0.2
(0.3)
(0.0)
3.7
of which: Loans
0.9
(0.0)
(0.0)
0.4
(0.4)
0.1
0.0
0.1
(0.3)
(0.0)
0.7
of which: Auction rate securities
1.6
0.1
0.0
0.0
(0.3)
0.0
0.0
0.0
0.0
0.0
1.3
of which: Equity instruments
0.7
0.0
0.0
0.1
(0.1)
0.0
0.0
0.1
0.0
(0.0)
0.8
Derivative financial instruments –
liabilities
2.2
(0.8)
(0.4)
0.0
0.0
1.1
(0.9)
0.3
(0.2)
(0.1)
1.7
of which: Interest rate
0.3
(0.3)
(0.0)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.1
of which: Equity / index
1.5
(0.4)
(0.3)
0.0
0.0
0.8
(0.7)
0.1
(0.2)
(0.0)
1.2
of which: Credit
0.3
(0.1)
(0.0)
0.0
0.0
0.1
(0.1)
0.1
(0.0)
(0.0)
0.3
Debt issued designated at fair value
11.9
(1.3)
(0.9)
0.0
0.0
4.7
(3.1)
0.7
(3.3)
(0.3)
9.2
Other financial liabilities designated at
fair value
3.2
(1.0)
(1.0)
0.0
0.0
0.0
(0.1)
0.1
(0.2)
(0.0)
2.0
1 Net gains / losses included in comprehensive income are recognized in Net interest income and Other net income from financial instruments measured at fair value through profit or loss in the Income statement, and also in

Gains /

(losses) from

own credit

on financial

liabilities designated

at fair

value, before

tax in

the Statement

of comprehensive

income.

2 Total

Level 3 assets

as of

31 December 2023

were USD
7.2
bn
(31 December 2022: USD
6.7
bn). Total Level 3 liabilities as of 31 December 2023 were USD
13.4
bn (31 December 2022: USD
13.0
bn).

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

206
Note 20

Fair value measurement (continued)

h) Maximum exposure to credit risk for financial instruments measured at fair value
The tables below provide UBS AG’s maximum exposure to credit risk for financial instruments measured at fair value

and
the respective collateral and other credit

enhancements mitigating credit risk for these

classes of financial instruments.

The maximum exposure

to credit risk

includes the carrying

amounts of financial

instruments recognized on

the balance
sheet subject to credit risk

and the notional amounts for off-balance sheet

arrangements. Where information is available,
collateral is presented at fair

value. For other collateral, such as

real estate, a reasonable alternative

value is used. Credit
enhancements,

such

as

credit

derivative

contracts

and

guarantees,

are

included

at

their

notional

amounts.

Both

are
capped at

the maximum

exposure to

credit risk

for which

they serve

as security.

The “Risk

management

and control”
section of this

report describes

management’s view

of credit

risk and the

related exposures,

which can differ

in certain
respects from the requirements of IFRS Accounting Standards.

Maximum exposure to credit risk

31.12.23
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees
and sub-
participations
Financial assets measured at

fair value on the balance sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
25.6

25.6
Derivative financial instruments
4
131.7
5.1
117.6
9.1
Brokerage receivables
20.9
20.5
0.4
Financial assets at fair value not

held for trading – debt instruments
5
46.0
10.2
35.8
Total financial assets measured at fair value
224.3
0.0
35.8
0.0
0.0
117.6
0.0
0.0
70.9
Guarantees
0.1
0.1
0.0
31.12.22
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees
and sub-
participations
Financial assets measured at

fair value on the balance sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
16.7

16.7
Derivative financial instruments
4
150.1
5.9
133.5
10.7
Brokerage receivables
17.6
17.3
0.3
Financial assets at fair value not

held for trading – debt instruments
5
44.8
11.4
33.4
Total financial assets measured at fair value
229.2
0.0
34.6
0.0
0.0
133.5
0.0
0.0
61.2
Guarantees
0.2
0.2
0.0
1 The maximum exposure to loss

is generally equal to the carrying

amount and subject to change over

time with market movements.

2 For the purpose of

this disclosure, collateral and credit

enhancements were
not considered as these positions are generally managed under the market risk framework.

3 Does not include investment fund units.

4 The amount shown in the “Netting” column represents the netting potential not recognized

on the

balance sheet.

Refer to

Note 21 for

more information.

5 Does not

include unit-linked

investment contracts

and investment

fund units.

Financial assets

at fair

value not

held for

trading
collateralized by equity and debt instruments consisted of structured loans and reverse repurchase and securities borrowing agreements.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

207
Note 20

Fair value measurement (continued)

i) Financial instruments not measured at fair value
The table below provides the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
31.12.23 31.12.22
Carrying
amount Fair value
Carrying
amount Fair value
USD bn Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total
Assets
Cash and balances at central banks
171.8
171.7
0.0
0.1
0.0
171.8
169.4
169.4
0.1
0.0
0.0
169.4
Amounts due from banks
28.2
12.5
0.0
15.4
0.2
28.2
14.7
13.9
0.0
0.7
0.0
14.6
Receivables from securities financing
transactions measured at amortized cost
74.1
68.7
0.0
3.9
1.5
74.1
67.8
64.3
0.0
1.8
1.7
67.8
Cash collateral receivables on derivative
instruments
32.3
32.3
0.0
0.0
0.0
32.3
35.0
35.0
0.0
0.0
0.0
35.0
Loans and advances to customers
405.6
131.8
0.0
44.3
220.4
396.5
390.0
136.9
0.0
45.9
195.0
377.7
Other financial assets measured at amortized
cost
54.3
9.0
12.8
29.6
2.6
54.1
53.4
13.0
10.3
25.1
2.5
51.0
Liabilities
Amounts due to banks
16.7
8.8
0.0
8.0
0.0
16.7
11.6
8.9
0.0
2.7
0.0
11.6
Payables from securities financing
transactions measured at amortized cost
5.8
5.1
0.0
0.4
0.4
5.8
4.2
3.5
0.0
0.7
0.0
4.2
Cash collateral payables on derivative
instruments
34.9
34.9
0.0
0.0
0.0
34.9
36.4
36.4
0.0
0.0
0.0
36.4
Customer deposits
555.7
482.1
0.0
74.5
0.0
556.6
527.2
493.0
0.0
33.9
0.0
526.9
Funding from UBS Group AG measured at
amortized cost
67.3
3.3
0.0
64.4
0.0
67.7
56.1
2.0
0.0
53.7
0.0
55.7
Debt issued measured at amortized cost
69.8
18.1
0.0
51.7
0.0
69.8
59.5
13.4
0.0
45.5
0.0
58.9
Other financial liabilities measured at
amortized cost
2
9.8
9.8
0.0
0.0
0.0
9.8
7.2
7.2
0.0
0.0
0.0
7.2
1 Includes certain financial instruments where the carrying

amount is a reasonable approximation of the

fair value due to the instruments’ short-term

nature (instruments that are receivable or

payable on demand or
with a remaining maturity (excluding the effects of callable features) of three months or less).

2 Excludes lease liabilities.
The fair values

included in the

table above have

been calculated for

disclosure purposes

only.

The valuation techniques
and assumptions

described

below relate

only to

the fair

value of

UBS AG’s financial

instruments not

measured

at fair
value. Other institutions may use different

methods and assumptions for their fair value

estimations, and therefore

such
fair value disclosures

cannot necessarily be compared

from one financial

institution to another.

The following principles
were applied when determining fair value estimates for

financial instruments not measured at fair

value.
–
For financial

instruments

with remaining

maturities greater

than three

months, the

fair value

was determined

from
quoted market prices, if available.
–
Where quoted market prices were

not available, the fair values were estimated

by discounting contractual cash flows
using current

market

interest

rates

or appropriate

yield curves

for

instruments

with

similar credit

risk and

maturity.
These estimates generally include adjustments for counterparty credit risk or UBS AG’s own credit.
–
For short-term financial instruments with

remaining maturities of three months

or less, the carrying amount, which

is
net of credit loss allowances, is generally considered a reasonable estimate of fair value.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

208

Note 21

Offsetting financial assets and financial liabilities
UBS AG

enters

into

netting

agreements

with

counterparties

to

manage

the

credit

risks

associated

primarily

with
repurchase

and

reverse

repurchase

transactions,

securities

borrowing

and

lending,

over-the-counter

derivatives,

and
exchange-traded derivatives. These netting agreements

and similar arrangements generally enable the counterparties to
set

off

liabilities

against

available

assets

received

in

the

ordinary

course

of

business

and

/

or

in

the

event

that

the
counterparties to the transaction are unable to fulfill

their contractual obligations.
The tables below

provide a summary

of financial assets

and financial liabilities

subject to offsetting,

enforceable master
netting

arrangements

and

similar

agreements,

as

well

as

financial

collateral

received

or

pledged

to

mitigate

credit
exposures for these financial instruments.

UBS AG

engages

in

a

variety

of

counterparty

credit

risk

mitigation

strategies

in

addition

to

netting

and

collateral
arrangements. Therefore, the net

amounts presented in the

tables below do not purport

to represent their actual

credit
risk exposure.

Financial assets subject to offsetting, enforceable

master netting arrangements and similar

agreements
Assets subject to netting arrangements

Netting recognized on the balance sheet
Netting potential not recognized on
the balance sheet
3
Assets not
subject to netting
arrangements
4
Total assets
As of 31.12.23, USD bn
Gross assets
before netting
Netting with

gross liabilities
2
Net assets
recognized
on the
balance

sheet
Financial
liabilities
Collateral
received
Assets after
consideration
of
netting
potential
Assets
recognized
on the
balance

sheet
Total assets
after
consideration
of netting

potential
Total assets
recognized

on the

balance
sheet
Receivables from securities financing
transactions measured at amortized cost
69.2
(12.2)
56.9
(1.5)
(55.2)
0.3
17.2
17.5
74.1
Derivative financial instruments

128.8
(2.5)
126.3
(99.3)
(23.4)
3.7
5.4
9.1
131.7
Cash collateral receivables on

derivative instruments
1
31.5
0.0
31.5
(20.4)
(2.5)
8.7
0.8
9.5
32.3
Financial assets at fair value

not held for trading
96.3
(89.6)
6.7
(1.8)
(4.9)
0.0
57.1
57.1
63.8
of which: reverse

repurchase agreements
95.1
(89.6)
5.5
(1.8)
(3.7)
0.0
0.0
0.0
5.5
Total assets
325.7
(104.3)
221.4
(122.9)
(85.9)
12.6
80.5
93.1
301.9
As of 31.12.22, USD bn
Receivables from securities financing
transactions measured at amortized cost
60.8
(11.1)
49.6
(3.0)
(46.4)
0.3
18.2
18.5
67.8
Derivative financial instruments

147.4
(2.5)
144.9
(110.9)
(28.5)
5.5
5.2
10.7
150.1
Cash collateral receivables on

derivative instruments
1
33.5
0.0
33.5
(20.9)
(1.9)
10.6
1.5
12.1
35.0
Financial assets at fair value

not held for trading
85.6
(76.8)
8.7
(1.5)
(7.3)
0.0
50.7
50.7
59.4
of which: reverse

repurchase agreements
84.4
(76.8)
7.6
(1.5)
(6.1)
0.0
0.1
0.1
7.7
Total assets
327.2
(90.4)
236.8
(136.3)
(84.1)
16.4
75.6
92.0
312.4
1 The net

amount of Cash collateral

receivables on derivative

instruments recognized on

the balance sheet includes

certain OTC

derivatives that are

net settled on

a daily basis either

legally or in substance

under
IAS 32 principles and exchange-traded

derivatives that are economically

settled on a daily basis.

2 The logic of

the table results in amounts

presented in the “Netting

with gross liabilities” column corresponding
directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented below.

Netting in this column for reverse repurchase agreements presented within the lines “Receivables
from securities financing transactions

measured at amortized cost”

and “Financial assets at

fair value not

held for trading”

taken together corresponds

to the amounts presented

for repurchase agreements

in the
“Payables from securities financing transactions measured at amortized cost” and “Other financial liabilities designated at fair value” lines in the liabilities table presented below.

3 For the purpose of this disclosure,
the amounts of financial instruments and cash collateral presented have been capped so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists,
is not reflected in the table.

4 Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

209
Note 21

Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable

master netting arrangements and similar

agreements
Liabilities subject to netting arrangements

Netting recognized on the balance sheet
Netting potential not recognized

on the balance sheet
3
Liabilities not
subject

to netting

arrangements
4
Total liabilities
As of 31.12.23, USD bn
Gross
liabilities
before
netting
Netting with

gross assets
2
Net

liabilities
recognized
on the
balance
sheet
Financial
assets
Collateral
pledged
Liabilities
after
consideration

of netting
potential
Liabilities
recognized
on the
balance

sheet
Total

liabilities

after
consideration
of netting
potential
Total

liabilities
recognized
on the
balance

sheet
Payables from securities financing
transactions measured at amortized cost
16.1
(12.1)
4.0
(0.8)
(3.2)
0.0
1.8
1.8
5.8
Derivative financial instruments

135.9
(2.5)
133.5
(99.3)
(24.5)
9.7
7.2
16.9
140.7
Cash collateral payables on

derivative instruments
1
33.5
0.0
33.5
(17.2)
(3.4)
12.9
1.4
14.3
34.9
Other financial liabilities

designated at fair value
97.1
(89.8)
7.3
(2.5)
(4.8)
0.0
20.1
20.1
27.4
of which: repurchase agreements
96.7
(89.8)
6.9
(2.5)
(4.4)
0.0
0.0
0.0
6.9
Total liabilities
282.6
(104.3)
178.3
(119.7)
(36.0)
22.5
30.4
53.0
208.7
As of 31.12.22, USD bn
Payables from securities financing
transactions measured at amortized cost
14.1
(11.1)
3.0
(1.3)
(1.8)
0.0
1.2
1.2
4.2
Derivative financial instruments

150.3
(2.5)
147.8
(110.9)
(26.2)
10.7
7.1
17.8
154.9
Cash collateral payables on

derivative instruments
1
34.9
0.0
34.9
(20.0)
(1.9)
13.0
1.6
14.5
36.4
Other financial liabilities

designated at fair value
92.5
(76.9)
15.6
(3.2)
(12.4)
0.0
16.4
16.4
32.0
of which: repurchase agreements
92.1
(76.9)
15.3
(3.2)
(12.1)
0.0
0.1
0.1
15.3
Total liabilities
291.7
(90.4)
201.3
(135.3)
(42.3)
23.7
26.3
49.9
227.6
1 The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives that are net settled on a daily basis either legally or in substance under IAS 32 principles and exchange-traded derivatives that are economically settled on a daily basis.

2 The logic of the table results

in amounts presented in the “Netting with

gross assets” column corresponding to the amounts
presented in the “Netting with gross

liabilities” column in the assets table presented

above. Netting in this column for repurchase agreements

presented within the lines “Payables from securities financing transactions measured at amortized

cost” and “Other

financial liabilities designated

at fair value”

taken together

corresponds to the

amounts presented for

reverse repurchase agreements

in the “Receivables

from securities
financing transactions measured at amortized cost”

and “Financial assets at fair value not held

for trading” lines in the assets

table presented above.

3 For the purpose of this

disclosure, the amounts of financial
instruments and cash collateral presented have been capped so as not to exceed the net amount of financial liabilities presented on the balance sheet;

i.e., over-collateralization, where it exists,

is not reflected in the
table.

4 Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

210

Note 22

Restricted and transferred financial assets
This Note

provides information

about restricted

financial assets

(Note 22a),

transfers of

financial assets

(Note 22b

and
22c) and financial assets that are received

as collateral with the right to resell or repledge

these assets (Note 22d).
a) Restricted financial assets
Restricted

financial

assets

consist

of

assets

pledged

as

collateral

against

an existing

liability

or contingent

liability

and
other assets that are otherwise explicitly restricted

such that they cannot be used to secure

funding.

Financial

assets

are

mainly

pledged

as

collateral

in

securities

lending

transactions,

in

repurchase

transactions

and

in
relation to mortgage loans,

which serve as

collateral against loans from

Swiss mortgage institutions and US

Federal Home
Loan Banks

and

in

connection

with

the

issuance

of covered

bonds.

Of

these

pledged

mortgage

loans, approximately
USD
2.0
bn as of 31 December 2023 could be withdrawn or used for future liabilities or covered bond issuances without
breaching existing collateral

requirements (31 December

2022: approximately USD
3.1
bn). Existing liabilities

against Swiss
central mortgage institutions

and US

Federal Home Loan

Banks and

for existing covered

bond issuances were

USD
15.4
bn
as of 31 December 2023 (31 December 2022: USD
9.0
bn).
Repurchase

and

securities

lending

arrangements

are

generally

entered

into

under

standard

market

agreements.

For
securities

lending,

the

cash

received

as

collateral

may

be

more

or

less

than

the

fair

value

of

the

securities

loaned,
depending on

the nature

of the

transaction. For

repurchase agreements,

the fair

value of

the collateral

sold under

an
agreement to repurchase is generally in excess of the cash borrowed.

Other restricted financial

assets include assets

protected under client

asset segregation rules,

assets held under

unit-linked
investment contracts to back related liabilities to the policy holders and assets held in certain jurisdictions to comply with explicit minimum local asset

maintenance requirements. The carrying amount

of the liabilities associated

with these other
restricted financial

assets

is generally

equal to

the carrying

amount of

the assets,

with the

exception of

assets held

to
comply with local asset maintenance requirements, for

which the associated liabilities are greater.

Restricted financial assets

USD m 31.12.23 31.12.22
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Financial assets pledged as collateral
Cash and balances at central banks
1
709
Financial assets at fair value held for trading
76,579
44,524
57,435
36,742
Loans and advances to customers
28,105
15,195
Financial assets at fair value not held for trading
3,099
2,110
1,509
1,220
Debt securities classified as Other financial assets measured at amortized cost
7,043
6,299
3,432
2,685
Total financial assets pledged as collateral
115,535
77,571
Other restricted financial assets
Amounts due from banks
2,543
3,689
Financial assets at fair value held for trading
169
162
Cash collateral receivables on derivative instruments
4,685
5,155
Loans and advances to customers
28
1,127
Other financial assets measured at amortized cost
3,334
2
815
Financial assets at fair value not held for trading
17,844
14,090
Financial assets measured at fair value through other comprehensive income
1,846
1,842
Other
249
44
Total other restricted financial assets
30,698
26,924
Total financial assets pledged and other restricted financial assets
3
146,233
104,495
1 Assets pledged to the depositor protection system in Switzerland following new requirements that became effective in 2023.

2 Predominantly includes cash collateral provided to exchanges and clearing houses to secure

securities trading

activity through

those

counterparties.

3 Does

not include

assets placed

with central

banks related

to undrawn

credit lines

and for

payment, clearing

and settlement

purposes
(31 December 2023: USD
9.7
bn; 31 December 2022: USD
5.9
bn).
In

addition

to

the

table

above,

USD
4.7
bn

were

placed

at

central

banks

to

meet

local

statutory

minimum

reserve
requirements as of 31 December 2023 (31

December 2022: USD
4.4
bn).

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

211
Note 22

Restricted and transferred financial assets (continued)
In

addition

to

restrictions

on

financial

assets,

UBS AG

and

its

subsidiaries

are,

in

certain

cases,

subject

to

regulatory
requirements that affect

the transfer

of dividends

and capital

within UBS AG,

as well

as intercompany lending.

Supervisory
authorities also may

require entities to measure

capital and leverage ratios

on a stressed

basis, such as

the Federal Reserve
Board’s Comprehensive Capital Analysis and

Review (CCAR) process, which may

limit the relevant subsidiaries’ ability

to
make distributions of capital based on the results of those

tests.
Supervisory

authorities

generally

have

discretion

to

impose

higher

requirements

or

to

otherwise

limit

the

activities

of
subsidiaries.

Non-regulated subsidiaries are generally

not subject to such requirements and transfer

restrictions. However, restrictions
can

also

be

the

result

of

different

legal,

regulatory,

contractual,

entity-

or

country-specific

arrangements

and

/

or
requirements.

b) Transferred financial assets that are not derecognized

in their entirety
The

table

below

presents

information

for

financial

assets

that

have

been

transferred

but

are

subject

to

continued
recognition in full, as well as recognized

liabilities associated with those transferred assets.

Transferred financial assets subject to continued recognition in full

USD m 31.12.23 31.12.22
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Financial assets at fair value held for trading that may be sold or repledged by counterparties
44,524
23,374
36,742
16,470
Financial assets at fair value not held for trading that may be sold or repledged by
counterparties
2,110
1,976
1,220
1,050
Debt securities classified as Other financial assets measured at amortized cost that may be
sold or repledged by counterparties
6,299
5,928
2,685
2,302
Total financial assets transferred
52,933
31,278
40,647
19,822
Transactions in which financial assets are transferred but continue to be recognized in their entirety on UBS AG’s balance
sheet include

securities lending

and repurchase

agreements,

as well

as other

financial asset

transfers. Repurchase

and
securities lending

arrangements are, for

the most

part, conducted

under standard market

agreements and are

undertaken
with counterparties subject to UBS AG’s normal credit

risk control processes.

›
Refer to Note 1a item 2e for more information about repurchase and securities lending agreements
Financial assets at

fair value held

for trading that

may be sold

or repledged

by counterparties

include securities lending
and

repurchase

agreements

in

exchange

for

cash

received,

securities

lending

agreements

in

exchange

for

securities
received and other financial asset transfers.
For

securities

lending

and

repurchase

agreements,

a

haircut

of

between
0
%

and
15
%

is

generally

applied

to

the
transferred

assets,

which

results

in

associated

liabilities

having

a

carrying

amount

below

the

carrying

amount

of

the
transferred assets. The

counterparties to the

associated liabilities included

in the

table above have

full recourse to

UBS AG.
In securities

lending arrangements

entered into

in exchange

for the

receipt of

other securities

as collateral,

neither the
securities received nor the obligation to return them are recognized on UBS AG’s balance sheet, as the risks and rewards of

ownership

are

not

transferred

to

UBS AG.

In

cases

where

such

financial

assets

received

are

subsequently

sold

or
repledged in another transaction, this is not considered to

be a transfer of financial assets.
Other financial asset transfers primarily include

securities transferred to collateralize derivative transactions, for which the carrying amount

of associated liabilities

is not

included in

the table above,

because those replacement

values are

managed
on a

portfolio basis

across counterparties

and product

types, and

therefore there

is no

direct relationship

between the
specific collateral pledged and the associated liability.
Transferred financial assets that are not subject

to derecognition in full but remain on the balance

sheet to the extent of
UBS AG’s continuing involvement were not material as of

31 December 2023 and as of 31 December 2022.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

212
Note 22

Restricted and transferred financial assets (continued)

c) Transferred financial assets that are derecognized

in their entirety with continuing involvement
Continuing involvement in

a transferred and

fully derecognized financial

asset may result from

contractual provisions in
the particular transfer

agreement or from

a separate

agreement, with the

counterparty or

a third party,

entered into

in
connection with the transfer.

The fair

value and

carrying amount of

UBS AG’s continuing

involvement from

transferred positions

as of

31 December
2023 and

31 December

2022 was

not material.

Life-to-date

losses reported

in prior

periods primarily

relate

to legacy
positions in securitization vehicles that have been fully marked down, with no remaining exposure to loss.

d) Off-balance sheet assets received
The table below presents assets received from third parties that can be sold or repledged and that are not recognized on the balance sheet but that are held as collateral, including amounts that have been sold or repledged.

Off-balance sheet assets received
USD m 31.12.23 31.12.22
Fair value of assets received that can be sold or repledged

1
489,476
434,023
of which: sold or repledged

2
357,020
331,805
1 Includes securities

received as initial

margin from its

clients that UBS

AG is required

to remit to

central counterparties,

brokers and

deposit banks through

its exchange-traded

derivative clearing

and execution
services.

2 Does not include off-balance sheet securities (31 December

2023: USD
16.0
bn; 31 December 2022: USD
9.9
bn) placed with central banks related to undrawn

credit lines and for payment, clearing and
settlement purposes for which there are no associated liabilities or contingent liabilities.

Note 23

Maturity analysis of assets and liabilities
a) Maturity analysis of carrying amounts of assets and

liabilities
The table

below provides

an analysis

of carrying

amounts of

balance sheet

assets and

liabilities, as

well as

off-balance
sheet

exposures

by

residual

contractual

maturity

as

of

the

reporting

date.

The

residual

contractual

maturity

of

assets
includes the effect

of callable features.

The residual contractual

maturity of liabilities and

off-balance sheet exposures

is
based on the earliest date on which a third party

could require UBS AG to pay.
Derivative financial instruments

and financial assets

and liabilities at

fair value held for

trading are presented

in the
Due
within 1 month

column;

however, the respective contractual maturities may extend

over significantly longer periods.
Assets held to hedge unit-linked investment contracts

(presented within
Financial assets at fair value not

held for trading
)
are

presented

in

the
Due within

1

month

column,

consistent

with

the

maturity

assigned

to

the

related

amounts

due
under unit-linked investment contracts (presented within Other financial liabilities designated at fair value ).
Other financial assets

and liabilities with

no contractual maturity, such

as equity securities,

are presented in

the
Perpetual /
Not applicable

column. Undated or

perpetual instruments are

classified based on the

contractual notice period

that the
counterparty

of the

instrument

is entitled

to

give.

Where

there

is no

contractual

notice

period,

undated

or perpetual
contracts are presented in the
Perpetual / Not applicable

column.
Non-financial assets

and liabilities

with no

contractual maturity

are generally

included in

the
Perpetual /

Not applicable
column.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

213
Note 23

Maturity analysis of assets and liabilities (continued)

31.12.23
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at amortized cost
416.2
25.6
47.6
105.2
77.8
94.0
766.4
Amounts due from banks
12.0
0.5
5.4
10.0
0.2
0.1
28.2
Loans and advances to customers
135.5
12.1
33.3
89.4
61.4
74.0
405.6
Other financial assets measured at amortized cost
7.4
1.6
4.2
5.1
16.1
19.9
54.3
Total financial assets measured at fair value through profit or loss
312.5
6.7
7.8
7.4
11.8
3.4
1.9
351.5
Financial assets at fair value not held for trading
24.8
6.7
7.8
7.4
11.8
3.4
1.9
63.8
Financial assets measured at fair value through other
comprehensive income
0.1
1.1
1.0
0.1
0.0
0.0
2.2
Total non-financial assets
6.6
0.2
1.2
0.4
27.5
35.9
Total assets
735.4
33.4
56.5
112.7
90.8
97.8
29.5
1,156.0
Liabilities
Total financial liabilities measured at amortized cost
497.1
65.1
81.1
30.3
49.6
27.1
12.5
762.8
Customer deposits
433.2
48.9
49.6
15.3
8.4
0.3
555.7
Funding from UBS Group AG measured at amortized cost
2.5
0.8
8.2
24.3
19.0
12.5
67.3
Debt issued measured at amortized cost
6.4
11.7
26.8
6.3
11.8
6.8
69.8
of which: non-subordinated
6.4
11.7
24.3
6.0
11.6
6.8
66.8
of which: subordinated
2.5
0.3
0.2
3.0
Total financial liabilities measured at fair value through
profit or loss
1
250.1
11.4
22.6
23.3
8.3
12.7
328.4
Debt issued designated at fair value
13.1
11.3
21.8
23.0
8.0
9.1
86.3
Total non-financial liabilities
5.2
2.8

0.0

0.1

0.4

0.1
0.5
9.2
Total liabilities

752.5
79.3
103.8
53.7
58.3
39.9
13.0
1,100.4
Guarantees, loan commitments and forward starting transactions
2
Irrevocable loan commitments
43.0
0.5
0.4
0.0
0.0
44.0
Guarantees
33.4
33.4
Forward starting reverse repurchase and securities borrowing agreements
10.4
10.4
Irrevocable committed prolongation of existing loans
2.0
0.8
1.3
0.0
0.0
4.2
Total
88.8
1.4
1.8
0.0
0.0
91.9

31.12.22
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at amortized cost
425.2
28.7
34.5
78.8
70.5
92.8
730.4
Amounts due from banks
13.3
0.6
0.6
0.0
0.0
0.1
14.7
Loans and advances to customers
141.9
16.3
28.3
74.9
55.6
73.0
390.0
Other financial assets measured at amortized cost
8.8
4.2
2.8
3.0
14.8
19.7
53.4
Total financial assets measured at fair value through profit or loss
300.4
10.0
7.8
3.6
9.9
2.0
1.5
335.1
Financial assets at fair value not held for trading
24.6
10.0
7.8
3.6
9.9
2.0
1.5
59.4
Financial assets measured at fair value through other
comprehensive income
0.3
0.9
0.9
0.1
0.0
0.0
2.2
Total non-financial assets
7.1
0.2
2.0
0.4
28.0
37.7
Total assets
732.9
39.5
43.4
82.4
82.4
95.1
29.6
1,105.4
Liabilities
Total financial liabilities measured at amortized cost
524.3
40.2
49.6
20.7
35.2
23.5
11.8
705.4
Customer deposits
464.5
28.5
23.8
7.7
2.3
0.3
527.2
Funding from UBS Group AG measured at amortized cost
2.0
4.8
21.2
16.3
11.8
56.1
Debt issued measured at amortized cost
4.6
8.8
23.3
7.2
10.0
5.7
59.5
of which: non-subordinated
4.6
8.8
23.3
4.8
9.5
5.7
56.5
of which: subordinated
2.4
0.5
3.0
Total financial liabilities measured at fair value through
profit or loss
1
265.9
13.8
16.3
19.6
7.3
10.5
333.4
Debt issued designated at fair value
9.3
12.3
15.9
19.3
6.9
8.2
71.8
Total non-financial liabilities
6.7
2.6
0.5
9.7
Total liabilities

796.9
56.5
65.9
40.4
42.5
34.0
12.3
1,048.5
Guarantees, loan commitments and forward starting transactions
2
Irrevocable loan commitments
39.3
0.3
0.4
0.0
40.0
Guarantees
22.4
22.4
Forward starting reverse repurchase and securities borrowing agreements
3.8
3.8
Irrevocable committed prolongation of existing loans

4.7
4.7
Total
70.1
0.3
0.4
0.0
70.9
1 As of 31 December

2023 and 31 December 2022,

the contractual redemption amount

at maturity of debt issued

designated at fair value

through profit or loss and

other financial liabilities measured at

fair value
through profit or loss

was not materially

different from the carrying

amount.

2 The notional

amounts associated with

derivative loan commitments,

as well as

forward starting repurchase

and reverse repurchase
agreements, measured at

fair value through

profit or loss

are presented together

with notional amounts

related to derivative

instruments and have

been excluded from

the table above.

Refer to Note

10 for more
information.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

214
Note 23

Maturity analysis of assets and liabilities (continued)

b) Maturity analysis of financial liabilities on an undiscounted basis
The table below provides

an analysis of financial

liabilities on an undiscounted

basis, including all

cash flows relating

to
principal and

future interest

payments. The

residual contractual

maturities for

non-derivative and

non-trading financial
liabilities are based on the earliest date on

which UBS AG could be contractually required to pay. Derivative positions and trading liabilities,

predominantly made

up of short

sale transactions,

are presented

in the
Due within 1

month

column
,
as this provides a conservative reflection of the nature of these trading activities. The residual contractual maturities may
extend over significantly longer periods.

31.12.23
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Financial liabilities recognized on balance sheet
1
Amounts due to banks
6.2
2.6
3.9
0.3
4.4
0.0
17.4
Payables from securities financing transactions
4.0
1.1
0.7
5.8
Cash collateral payables on derivative instruments
34.9
34.9
Customer deposits
433.5
49.7
51.6
16.9
9.8
0.3
561.8
Funding from UBS Group AG measured at amortized cost
2
2.8
1.7
1.7
11.0
31.9
24.1
12.9
86.1
Debt issued measured at amortized cost
6.4
11.9
27.4
7.0
12.8
8.1
73.6
Other financial liabilities measured at amortized cost
6.2
0.1
0.4
0.5
1.1
1.1
9.4

of which: lease liabilities
0.0
0.1
0.4
0.5
1.1
1.1
3.3
Total financial liabilities measured at amortized cost
494.1
67.0
85.7
35.6
60.1
33.6
12.9
789.1
Financial liabilities at fair value held for trading
3,4
31.7
31.7
Derivative financial instruments 3,5
140.7
140.7
Brokerage payables designated at fair value
42.3
42.3
Debt issued designated at fair value
6
13.1
11.8
22.5
25.7
8.1
11.8
93.0
Other financial liabilities designated at fair value
22.1
0.1
0.8
0.3
0.3
7.2
30.8
Total financial liabilities measured at fair value through
profit or loss
249.9
11.9
23.3
26.0
8.4
19.0
338.4
Total
744.0
78.9
109.0
61.6
68.5
52.6
12.9
1,127.5
Guarantees, loan commitments and forward starting transactions
Irrevocable loan commitments
7
43.0
0.5
0.4
0.0
0.0
44.0
Guarantees
33.4
33.4
Forward starting reverse repurchase and securities
borrowing agreements
7
10.4
10.4
Irrevocable committed prolongation of existing loans
2.0
0.8
1.3
0.0
0.0
4.2
Total
88.8
1.4
1.8
0.0
0.0
91.9

31.12.22
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Financial liabilities recognized on balance sheet
1
Amounts due to banks
6.3
2.6
1.9
0.3
0.6
0.0
11.7
Payables from securities financing transactions
3.3
0.3
0.4
0.3
0.0
4.4
Cash collateral payables on derivative instruments
36.4
36.4
Customer deposits
464.6
28.8
24.5
8.2
2.6
0.3
529.0
Funding from UBS Group AG measured at amortized cost
2
2.2
0.6
1.2
6.8
27.6
21.2
12.7
72.3
Debt issued measured at amortized cost
4.6
8.9
23.7
7.8
10.8
6.9
62.8
Other financial liabilities measured at amortized cost
5.6
0.1
0.4
0.5
1.2
1.3
9.2

of which: lease liabilities
0.1
0.1
0.4
0.5
1.2
1.3
3.7
Total financial liabilities measured at amortized cost
523.1
41.2
52.2
24.0
42.8
29.8
12.7
725.8
Financial liabilities at fair value held for trading
3,4
29.5
29.5
Derivative financial instruments 3,5
154.9
154.9
Brokerage payables designated at fair value
45.1
45.1
Debt issued designated at fair value
6
9.4
12.4
16.0
19.7
7.1
12.3
76.8
Other financial liabilities designated at fair value
27.1
1.4
0.4
0.4
0.5
5.0
34.8
Total financial liabilities measured at fair value through
profit or loss
266.0
13.8
16.4
20.0
7.5
17.3
341.1
Total
789.2
55.0
68.6
44.0
50.3
47.1
12.7
1,066.9
Guarantees, loan commitments and forward starting transactions
Irrevocable loan commitments
7
39.3
0.3
0.4
0.0
40.0
Guarantees
22.4
22.4
Forward starting reverse repurchase and securities
borrowing agreements
7
3.8
3.8
Irrevocable committed prolongation of existing loans
4.7
4.7
Total
70.1
0.3
0.4
0.0
70.9
1 Except for financial liabilities at

fair value held for trading

and derivative financial instruments

(see footnote 3), the amounts

presented generally represent undiscounted

cash flows of future interest and

principal
payments.

2 The time-bucket Perpetual / Not applicable

includes perpetual loss-absorbing additional tier 1 capital instruments.

3 Carrying amount is fair value. Management believes that this best represents the
cash flows

that would

have to

be paid

if these

positions had

to be

settled or

closed out.

4 Contractual

maturities of

financial liabilities

at fair

value

held for

trading are:

USD
29.9
bn due

within 1

month
(31 December 2022: USD
27.8
bn), USD
1.8
bn due between 1

month and 1 year

(31 December 2022:

USD
1.7
bn) and USD
0
bn due between 1

and 5 years (31

December 2022: USD
0
bn).

5 Includes USD
52
m
(31 December 2022: USD
46
m) related to fair

values of derivative

loan commitments and forward

starting reverse repurchase agreements

classified as derivatives,

presented within “Due within

1 month”. The

full
contractual committed amount of USD
65.2
bn (31 December 2022: USD
34.4
bn) is presented in Note 10 under notional amounts.

6 Future interest payments on variable-rate liabilities are determined by reference to the applicable interest rate prevailing as of

the reporting date. Future principal payments that are variable are determined by reference to the conditions existing at

the relevant reporting date.

7 Excludes derivative
loan commitments and forward starting reverse repurchase agreements measured at fair value (see footnote 5).

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

215

Note 24

Interest rate benchmark reform
During 2023, UBS AG largely completed the transition of the USD London Interbank Offered Rate (LIBOR) contracts. The transition of the

largest remaining non-derivative

exposure, the US

mortgage portfolio

of approximately

USD
9
bn as of
31 December

2022,

was

substantially

completed,

with

these

contracts

automatically

converting

to

term

Secured
Overnight Financing

Rate (SOFR)

from their

next interest

rate reset

date following

the cessation

of the

respective USD
LIBOR rates, i.e.,

30 June 2023. Corporate

loans in the

Investment Bank have

now also been transitioned

to alternative
rates.

In August

2022, to

facilitate

the transition

of derivatives

linked to

the USD

LIBOR Swap

Rate, UBS AG

adhered

to the
June 2022

Benchmark Module

of the

ISDA 2021

Fallbacks Protocol

on the

USD LIBOR

Swap Rate.

As of

31 December
2023, the transition of these USD LIBOR-linked derivatives had been materially accomplished.
The

table

below

sets

out

the

contracts

that

remained

as

of

31

December

2022.

No

contracts

are

included

as

of
31 December 2023 given transition has largely completed as noted

above.

31.12.22
1
Measure
USD LIBOR
benchmark rates
Carrying value of non-derivative financial instruments
Total non-derivative financial assets

USD m
14,269
2
Total non-derivative financial liabilities

USD m
1,138
3
Trade count of derivative financial instruments
Total derivative financial instruments Trade count
32,006
4
Off-balance sheet exposures
Total irrevocable loan commitments USD m
4,606
5
1 As of 31 December 2022, non-USD balances and trade counts were minimal.

2 Includes USD
1
bn of loans related to revolving multi-currency credit lines,

where IBOR transition efforts are complete, except

for
USD LIBOR. The remaining balances as of 31 December 2022 primarily related to US mortgages and corporate lending.

3 Relates to floating-rate notes that per their contractual terms can reset to rates linked to
LIBOR, with transition dependent upon the actions of respective issuers.

4 Includes approximately
2,000

contracts having a contractual maturity after 30 June 2023, with the last USD LIBOR fixing occurring before
30 June 2023. No further contractual fixing is required for these contracts.

5 Includes approximately USD
3
bn of loan commitments that can be drawn in different currencies; however,

only USD LIBOR transition
efforts remained open as of 31 December 2022.
In addition, as of 31 December 2023

UBS AG had approximately USD
2
bn equivalent of yen- and US

dollar-denominated
funding from UBS Group

AG that, per current

contractual terms, if not

called on their respective

call dates, would reset
based

directly

on

JPY

LIBOR

and

USD

LIBOR.

Furthermore,

several

contracts

providing

funding

from

UBS

Group AG
reference rates

indirectly derived

from IBORs,

if they

are not

called on

their respective

call dates.

These contracts

have
robust

IBOR

fallback

language,

and

the

confirmation

of

interest

rate

calculation

mechanics

will

be

communicated

in
advance of any rate resets.

Note 25

Hedge accounting
Derivatives designated in hedge accounting relationships
UBS AG applies hedge

accounting to interest

rate risk and

foreign exchange

risk, including structural

foreign exchange
risk related to net investments in foreign

operations.

›
Refer to “Market risk” in the “Risk management

and control” section of this report for more information about how risks arise
and how they are managed by UBS AG

Hedging instruments and hedged risk
Interest rate swaps are

designated in fair

value hedges or

cash flow hedges

of interest rate risk

arising solely

from changes
in benchmark

interest

rates. Fair

value changes

arising from

such risk

are usually

the largest

component of

the overall
change in the fair value of the hedged position in transaction currency.

Cross-currency

swaps

are

designated

as

fair

value

hedges

of

foreign

exchange

risk.

Foreign

exchange

forwards

and
foreign exchange swaps

are mainly designated

as hedges of

structural foreign exchange

risk related to

net investments
in foreign operations. In both cases the hedged risk arises solely from changes in the spot foreign exchange rate.

The notional of the designated hedging instruments matches the notional of the hedged items, except when

the interest
rate

swaps

are

designated

in

cash

flow

hedges

after

the

trade

date,

in

which

case

the

hedge

ratio

designated

is
determined based on the swap sensitivity.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

216

Note 25

Hedge accounting (continued)
Hedged items and hedge designation

Fair value hedges of interest rate risk related to

debt instruments and loan assets
Fair

value

hedges

of

interest

rate

risk

related

to

debt

instruments

and

loan

assets

involve

swapping

fixed

cash

flows
associated with

the loans

to customers

(including long-term

fixed-rate mortgage

loans in

Swiss francs),

debt securities
held, customer

deposits, funding

from UBS

Group AG, debt

issued to floating

cash flows

by entering

into interest

rate
swaps that either pay fixed and receive floating cash flows or that receive fixed and pay floating cash flows. The floating future cash flows

are based on

the following benchmark

rates: Secured Overnight

Financing Rate (SOFR),

Effective Federal
Funds Rate (EFFR), Swiss

Average Rate Overnight (SARON), Euro Interbank Offered Rate

(EURIBOR), Euro Short-Term Rate
(ESTR),

Sterling Overnight

Index Average

(SONIA), AUD

London Interbank

Offered

Rate (AUD

LIBOR),

Tokyo

Overnight
Average Rate (TONA) and Singapore

Overnight Rate Average (SORA).
Cash flow hedges of forecast transactions
UBS AG hedges

forecast cash

flows on

non-trading financial

assets and

liabilities that

bear interest

at variable

rates or
are expected

to be refinanced

or reinvested

in the future,

due to movements

in future

market rates.

The amounts and
timing of future

cash flows, representing both

principal and interest flows,

are projected on the

basis of contractual

terms
and

other

relevant

factors,

including

estimates

of

prepayments

and

defaults.

The

aggregate

principal

balances

and
interest

cash

flows

across

all

portfolios

over

time

form

the

basis

for

identifying

the

non-trading

interest

rate

risk

of
UBS AG, which is hedged with interest rate swaps, the maximum maturity of which is

15 years. Cash flow forecasts and
risk exposures

are monitored

and adjusted

on an

ongoing basis,

and consequently

additional hedging

instruments are
traded and designated, or are terminated resulting

in a hedge discontinuance.

Fair value hedges of foreign exchange risk related to issued debt instruments
Debt instruments denominated in currencies other than the US dollar are designated in fair value hedges of spot foreign exchange

risk,

in

addition

to

and

separate

from

the

fair

value

hedges

of

interest

rate

risk.

Cross-currency

swaps
economically

convert

debt

instruments

denominated

in

currencies

other

than

the

US

dollar

to

US

dollars.

The

hedge
designations also involve

intragroup debt instruments

which are

eliminated upon consolidation

but FX gains

and losses
impact consolidated profit or loss.

Hedges of net investments in foreign operations
UBS AG applies hedge accounting for certain net investments in foreign operations, which include subsidiaries, branches
and associates.

Upon maturity of

hedging instruments, typically

one to

three months, the

hedge relationship is

terminated
and new designations are made to reflect

any changes in the net investments in foreign operations.
Economic relationship between hedged item and hedging

instrument
The economic relationship

between the

hedged item and

the hedging

instrument is

determined based

on a qualitative
analysis

of

their

critical

terms.

In

cases

where

hedge

designation

takes

place

after

the

trade

date

of

the

hedging
instrument, a quantitative

analysis of the

possible behavior of

the hedging

derivative and the

hedged item

during their
respective terms is also performed.
Sources of hedge ineffectiveness

In

hedges

of

interest

rate

risk,

hedge

ineffectiveness

can

arise

from

mismatches

of

critical

terms

and

/

or

the

use

of
different curves to

discount the hedged item and

instrument, or from entering

into a hedge relationship

after the trade
date of the hedging derivative.

In hedges of foreign

exchange risk related

to debt issued, hedge

ineffectiveness can arise

due to the discounting

of the
hedging instruments and

undesignated risk components and

lack of such

discounting and risk

components in the

hedged
items.

In hedges of net investments in foreign operations, ineffectiveness is unlikely unless the hedged net assets fall below the designated hedged amount.

The exceptions are

hedges where the

hedging currency is

not the same

as the currency

of
the foreign operation, where the currency basis may cause ineffectiveness.
Hedge ineffectiveness from financial instruments

measured at fair value through profit or loss

is recognized in
Other net
income from financial instruments measured at fair value

through profit or loss.

Derivatives not designated in hedge accounting relationships

Non-hedge-accounted

derivatives

are

mandatorily

held

for

trading

with

all

fair

value

movements

taken

to
Other

net
income from financial instruments

measured at fair value through

profit or loss
, even when held as an

economic hedge
or to

facilitate client

clearing. The

one exception

relates to

forward points

on certain

short- and

long-duration foreign
exchange contracts acting as economic hedges, which are

reported in
Net interest income.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

217
Note 25

Hedge accounting (continued)

All hedges: designated hedging instruments

and hedge ineffectiveness
As of or for the year ended
31.12.23
USD m
Notional
amount
Carrying amount
Changes in
fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
114,618
0
0
2,203
(2,195)
8
Cash flow hedges
83,333
3
0
(35)
57
22
Foreign exchange risk
Fair value hedges
2
33,877
468
291
132
(151)
(19)
Hedges of net investments in foreign operations
13,260
3
455
(910)
912
3
As of or for the year ended
31.12.22
USD m
Notional
amount
Carrying amount
Changes in
fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
92,415
0
0
(5,195)
5,169
(27)
Cash flow hedges
75,304
2
5
(5,813)
5,760
(53)
Foreign exchange risk
Fair value hedges
2
20,566
845
3
(1,088)
1,105
18
Hedges of net investments in foreign operations
13,844
7
528
318
(319)
(1)
1 Amounts used

as the basis

for recognizing hedge

ineffectiveness for the

period.

2 The

foreign currency basis

spread of cross-currency

swaps designated as

hedging derivatives

is excluded from

the hedge
accounting designation and accounted for as a cost of hedging with amounts deferred in Other comprehensive income within Equity.

Fair value hedges: designated hedged items

recognized on balance sheet
1
USD m 31.12.23 31.12.22
Interest rate
risk FX risk
Interest rate
risk FX risk
Loans and advances to customers
Carrying amount of designated loans
15,296
14,270
of which: accumulated amount of fair value hedge adjustment
(508)
(1,249)
of which: accumulated amount of fair value hedge adjustment subject to amortization attributable to the
portion of the portfolio that ceased to be part of hedge

accounting
(179)
(51)
Other financial assets measured at amortized cost – debt securities
Carrying amount of designated debt securities
6,333
4,577

of which: accumulated amount of fair value hedge adjustment
(109)
(180)
Customer deposits
Carrying amount of Customer deposits
8,972

of which: accumulated amount of fair value hedge adjustment
50
Funding from UBS Group AG
Carrying amount of designated debt instruments
63,760
17,693
57,250
14,828

of which: accumulated amount of fair value hedge adjustment
(3,174)
(5,055)
Debt issued measured at amortized cost
Carrying amount of designated debt issued
15,243
4,636
11,279
5,737

of which: accumulated amount of fair value hedge adjustment
(412)
(1,002)
1 In addition, as of 31 December

2023 UBS AG designated in

fair value hedges of FX

risk USD
12
bn of intragroup debt instruments

which are not recognized on consolidated

balance sheet but FX gains and

losses
on these instruments impact consolidated profit or loss. No such designations were in place as of 31 December 2022.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

218
Note 25

Hedge accounting (continued)

Fair value hedges: profile of the timing of the

nominal amount of the hedging instrument
31.12.23
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
1
6
12
62
35
115
Cross-currency swaps
1
2
2
22
7
34
31.12.22
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
0
4
10
53
26
92
Cross-currency swaps
0
1
2
12
5
21

Cash flow hedge reserve on a pre-tax basis
USD m
31.12.23 31.12.22
Amounts related to hedge relationships for which hedge

accounting continues to be applied
(2,349)
(4,692)
Amounts related to hedge relationships for which hedge

accounting is no longer applied
(1,331)
(540)
Total other comprehensive income recognized directly in equity related to cash flow hedges, on a pre-tax basis
(3,680)
(5,232)

Foreign currency translation reserve on a pre-tax basis
USD m
31.12.23 31.12.22
Amounts related to hedge relationships for which hedge

accounting continues to be applied
(690)
250
Amounts related to hedge relationships for which hedge

accounting is no longer applied
266
266
Total other comprehensive income recognized directly in equity related to hedging instruments designated as net investment hedges, on a pre-tax
basis
(424)
515
Interest rate benchmark reform
In 2023,

UBS AG

applied

the

relief

provided

by
Interest

Rate

Benchmark

Reform
(Amendments

to

IFRS 9,

IAS 39

and
IFRS 7)
, published by

the International Accounting

Standards Board

in September 2019,

to its hedges

in US dollars

and
Singapore dollars

until they

transitioned to

alternative reference

rate (ARR)

designations

in May

2023 and

June 2023,
respectively.

The transition

of fair

value hedges

took place

following the

IBOR transition

for swaps

with LCH

(formerly
the London Clearing House), with hedge relationships

continuing in accordance with
Interest Rate Benchmark Reform –
Phase 2 (Amendments

to IFRS 9,

IAS 39, IFRS

7, IFRS

4 and IFRS

16)
. Cash flow

hedge relationships

were discontinued
and replaced with new ARR designations in May

2023.
As of 31 December 2023,

there were no hedge

relationships where the designated

risk is LIBOR and

maturing after the
cessation date of

the applicable

interest rate benchmarks.

The following

table provides details

on the

hedging instruments
in such hedge relationships as of 31 December 2022.
Hedges of net investments in foreign operations are not

affected by the amendments.
›
Refer to Note 1a item 2j for more information

about the relief provided by the amendments to IFRS

9 and IFRS 7 related to
interest rate benchmark reform
›
Refer to Note 24 for more information about the transition

progress

Hedging instruments referencing LIBOR
31.12.22
Carrying amount
USD m
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
20,383
0
0
Cash flow hedges
2,179
0
0

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

219
Note 26

Post-employment benefit plans

a) Defined benefit plans
UBS AG has

established defined benefit

plans for

its employees in

various jurisdictions in

accordance with local

regulations
and practices.

The major

plans are

located in

Switzerland, the

UK, the

US and Germany.

The level

of benefits

depends
on the specific plan rules.

UBS AG has not been involved in the major Credit

Suisse defined benefit plans.
Swiss pension plan
In 2017,

a

significant number

of employees

were

transferred

from

UBS AG to

UBS

Business Solutions

AG, which

is a
directly

held

subsidiary

of

UBS

Group AG.

There

continues

to

be

one

pooled

UBS

Swiss

pension

plan

in

Switzerland
covering

the

employees

of

UBS AG

and

those

transferred

to

UBS

Business

Solutions

AG.

UBS AG

and

UBS

Business
Solutions AG

both are

legal sponsors

of the

UBS Swiss pension

plan. Since

the date

of the

employee transfer,

UBS AG
and UBS

Business Solutions

AG apply

proportionate

defined benefit

accounting, i.e.,

the net

pension cost

and the

net
pension asset

/ liability

of the

UBS Swiss

pension plan

are allocated

proportionally

between UBS AG

and UBS

Business
Solutions AG based on the aggregated

net pension cost and defined benefit obligations

related to their employees.

The
UBS Swiss pension plan

offers retirement, disability and survivor benefits and is

governed by a

Pension Foundation Board.
The responsibilities of

this board are defined

by Swiss pension

law and the

plan rules. The

UBS Swiss pension

plan exceeds
the minimum benefit requirements under

Swiss pension law.
Savings contributions to the UBS Swiss

pension plan are paid by both

the employer and the employee. Depending on

the
age of

the employee,

UBS AG pays

a savings

contribution

that ranges

between
6.5
% and
27.5
% of

the contributory
base salary

and between
2.8
% and
9
% of

the contributory

variable compensation.

Employees can

choose the

level of
savings contributions paid by them,

which vary between
2.5
% and
13.5
% of the contributory base salary

and between
0
% and
9
% of the contributory

variable compensation, depending on

age and choice of savings

contribution category.
UBS AG also pays risk contributions that are used to fund

disability and survivor benefits.
The plan offers to members at the

normal retirement age of
65

a choice between a lifetime pension

and a partial or full
lump sum payment. Participants

can choose to draw

early retirement benefits starting

from the age of
58
, but they can
also continue employment

and remain active

members of

the plan until

the age of
70
. Employees can

make additional
purchases of benefits to fund early retirement benefits.
The pension amount

payable to a

participant is calculated

by applying a conversion

rate to the

accumulated balance of
the

participant’s

retirement

savings

account

at

the

retirement

date.

The

balance

is

based

on

credited

vested

benefits
transferred

from

previous

employers,

purchases

of

benefits,

employee

and

employer

contributions

made

to

the
participant’s

retirement

savings

account,

and

interest

accrued.

The

annual

interest

rate

credited

to

participants

is
determined by the Pension Foundation Board at the end

of each year.
Although the UBS

Swiss pension plan is

based on a

defined contribution promise under

Swiss pension law, it

is accounted
for as a defined benefit plan

under IFRS Accounting Standards,

primarily because of the obligation

to accrue interest on
the participants’ retirement savings accounts and the payment of lifetime pension benefits.

An actuarial valuation in accordance with Swiss pension law is performed regularly.

Should an underfunded situation on
this basis occur, the Pension Foundation Board is required to take the necessary measures to ensure that full funding can be

expected

to

be

restored

within

a

maximum

period

of
10

years.

If

a

Swiss

plan

were

to

become

significantly
underfunded on

a Swiss

pension law

basis, additional

employer and

employee contributions

could be

required. In

this
situation, the risk is

shared between employer and employees, and

the employer is not

legally obliged to cover

more than
50
%

of the

additional

contributions

required.

As of

31 December

2023,

the

UBS Swiss

pension

plan

had a

technical
funding ratio in accordance with Swiss pension law of
119.2
% (31 December 2022:
119.0
%).
The

investment

strategy

of

the

UBS

Swiss

pension

plan

complies

with

Swiss

pension

law,

including

the

rules

and
regulations relating

to diversification of

plan assets, and

is derived from

the risk budget

defined by

the Pension

Foundation
Board based on

regularly performed

asset and liability

management analyses.

The Pension Foundation

Board strives for
a medium- and long-term balance between assets and liabilities.

As

of

31 December

2023,

the

UBS

Swiss

pension

plan

was

in

a

surplus

situation

on

an

IFRS

Accounting

Standards
measurement basis, as the fair value

of the plan’s assets exceeded

the defined benefit obligation (DBO) by

USD
3,585
m
(31 December 2022: USD
4,418
m). However, a surplus is only recognized on the balance sheet to the extent that it does not

exceed

the

estimated

future

economic

benefit,

which

equals

the

difference

between

the

present

value

of

the
estimated

future

net

service

cost

and

the

present

value

of

the

estimated

future

employer

contributions.

As

of

both
31 December 2023 and 31 December

2022, the estimated future economic

benefit was zero and hence

no net defined
benefit asset was recognized on the balance sheet.
The regular employer contributions to the UBS Swiss pension

plan in 2024 are estimated at USD
315
m.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

220
Note 26

Post-employment benefit plans (continued)
UK pension plan
The UBS

UK pension

plan is

a career

-average revalued

earnings scheme,

and benefits

increase

automatically based

on
UK price inflation, subject

to defined caps. The

normal retirement age for most participants is
60

or
65
. The plan provides
guaranteed lifetime pension

benefits to participants upon

retirement. The

UK plan has been

closed to new entrants

for
more

than 20

years and

participants

are

no longer

accruing benefits

for current

or future

service. Instead,

employees
participate in the UBS UK defined contribution plan.
The governance responsibility

for the UBS

UK plan lies

jointly with the

UBS UK Pension

Trustee Board and

UBS AG. The
plan

assets

are

invested

in

a

diversified

portfolio

of

financial

assets,

which

include

longevity

swaps

to

hedge

the

risk
between expected and actual longevity.
In

2019,

UBS AG

and

the

UBS

UK

Pension

Trustee

Board

entered

an

arrangement

whereby

a

collateral

pool

was
established to

provide security

for the

UBS UK

pension fund.

The value

of the

collateral pool

as of

31 December 2023
was USD
260
m (31 December

2022: USD
292
m) and

includes corporate

bonds, government-related

debt instruments
and other financial

assets. The

arrangement provides

the Pension

Trustee Board

dedicated access

to a

pool of assets

in
the event of UBS AG’s insolvency or not paying a required funding contribution.
In 2023, UBS AG

made funding contributions

of USD
19
m to the

UBS UK pension

plan (2022: USD
5
m). The employer
contributions to the UBS UK

pension plan in 2024 are estimated

at USD
19
m, subject to regular funding reviews

during
the year.
US defined benefit plans
There are two main

UBS US pension plans, with a

normal retirement age of
65
. Both plans were closed to

new entrants
more than 20 years

ago. Since they

closed, new employees

have participated

in a UBS defined

contribution

plan.
One of

the

UBS defined

benefit

plans

is a

contribution-based

plan

in which

each

participant accrues

a

percentage

of
salary in a retirement

savings account. The

retirement savings account

is credited annually with

interest based on

a rate
that is linked to the average yield on one-year US government bonds. For the other UBS defined benefit plan, retirement benefits accrue based on the

career-average earnings of each individual

plan participant. Former employees with

vested
benefits can take a lump sum payment

or a lifetime annuity.
As required under

applicable pension laws,

both plans have

fiduciaries who, together

with UBS AG, are

responsible for
the governance of the plans.
Each plan’s

fiduciaries are

responsible

for the

investment

decisions with

respect to

the plan

assets. The

plan assets

of
both plans are invested in diversified portfolios of financial assets.

The employer contributions to the UBS US defined benefit

plans in 2024 are estimated at USD
12
m.
German pension plans
There are two major unfunded UBS defined

benefit plans in Germany.

The normal retirement age

is
65

and benefits are
paid directly

by UBS AG.

In the

larger of

the two

plans each

participant accrues

a percentage

of salary

in a

retirement
savings account.

The accumulated

account

balance

of the

participant

is credited

on an

annual

basis with

guaranteed
interest at a rate of
5
%. The plan has been closed to new entrants, and all participants younger than the age of 55 as of
June

2021

no

longer

accrue

benefits.

In

the

other

plan,

amounts

are

accrued

annually

based

on

employee

elections
related to

variable compensation. For

this plan, the

accumulated account

balance is credited

on an annual

basis with a
guaranteed interest rate

of
6
% for amounts accrued

before 2010, of
4
% for amounts accrued

from 2010 to 2017

and
of
0.9
% for amounts accrued

after 2017. Both

plans are subject

to German pension

law, whereby

the responsibility

to
pay

pension

benefits

when

they

are

due

resides

entirely

with

UBS AG.

A

portion

of

the

pension

payments

is

directly
increased in line with price inflation.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

221
Note 26

Post-employment benefit plans (continued)
In June 2021, UBS AG implemented a

new funded UBS pension plan with

interest credited to participants equal

to actual
investment returns

with a

guaranteed minimum

of
0
%. The

plan was

implemented retrospectively

for new

hires since
June 2018 and for all eligible active participants younger

than 55 from July 2021. Each participant accrues

a percentage
of salary in a retirement savings account.
The employer contributions to the UBS German defined benefit plans in 2024 are estimated at USD
14
m.
Financial information by plan
The tables

below provide

an analysis

of the

movement

in the

net asset

/ liability

recognized

on the

balance sheet

for
defined benefit plans, as well as an analysis of amounts

recognized in net profit and in
Other comprehensive incom e.

Defined benefit plans
USD m Swiss plan UK plan US and German plans Total
31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Defined benefit obligation at the beginning of the year
12,539
15,480
2,166
4,105
1,375
1,740
16,080
21,324
Current service cost
236
240
0
0
5
5
241
244
Interest expense
287
195
109
67
61
35
457
297
Plan participant contributions
163
154
0
0
0
0
163
154
Remeasurements
1,901
(2,424)
96
(1,474)
33
(267)
2,031
(4,165)
of which: actuarial (gains) / losses due to changes in demographic assumptions
45
2
(75)
(6)
(2)
1
(31)
(3)
of which: actuarial (gains) / losses due to changes in financial assumptions
1,168
(2,653)
36
(1,575)
37
(279)
1,241
(4,506)
of which: experience (gains) / losses
1
688
226
135
107
(3)
11
820
344
Past service cost related to plan amendments
0
0
0
0
0
0
0
0
Curtailments
(3)
(13)
0
0
0
0
(3)
(13)
Benefit payments
(662)
(796)
(107)
(123)
(110)
(111)
(880)
(1,030)
Other movements
0
(5)
0
0
0
0
0
(5)
Foreign currency translation
1,288
(291)
114
(408)
9
(28)
1,411
(727)
Defined benefit obligation at the end of the year
15,748
12,539
2,379
2,166
1,373
1,375
19,500
16,080
of which: amounts owed to active members
9,336
7,103
73
65
209
169
9,618
7,336
of which: amounts owed to deferred members
0
0
950
656
527
528
1,478
1,184
of which: amounts owed to retirees
6,412
5,436
1,356
1,445
636
678
8,404
7,560
of which: funded plans
15,748
12,539
2,379
2,166
979
1,011
19,106
15,717
of which: unfunded plans
0
0
0
0
394
363
394
363
Fair value of plan assets at the beginning of the year
16,957
19,196
2,488
4,297
1,039
1,329
20,484
24,821
Return on plan assets excluding interest income
513
(1,942)
65
(1,312)
26
(223)
603
(3,476)
Interest income
393
274
126
70
48
31
568
376
Employer contributions

290
401
19
5
17
16
327
422
Plan participant contributions
163
154
0
0
0
0
163
154
Benefit payments
(662)
(796)
(107)
(123)
(110)
(111)
(880)
(1,030)
Administration expenses, taxes and premiums paid
(8)
(7)
0
0
(4)
(3)
(12)
(11)
Other movements
2
(1)
0
0
0
0
2
(1)
Foreign currency translation
1,685
(322)
130
(450)
0
0
1,815
(772)
Fair value of plan assets at the end of the year
19,333
16,957
2,720
2,488
1,017
1,039
23,070
20,484
Surplus / (deficit)
3,585
4,418
341
321
(356)
(335)
3,570
4,404
Asset ceiling effect at the beginning of the year
4,418
3,716
0
0
0
0
4,418
3,716
Interest expense on asset ceiling effect
102
77
0
0
0
0
102
77
Asset ceiling effect excluding interest expense and foreign currency translation on
asset ceiling effect
(1,332)
656
0
0
0
0
(1,332)
656
Foreign currency translation
397
(31)
0
0
0
0
397
(31)
Asset ceiling effect at the end of the year
3,585
4,418
0
0
0
0
3,585
4,418
Net defined benefit asset / (liability) of major plans
0
0
341
321
(356)
(335)
(15)
(14)
Net defined benefit asset / (liability) of remaining plans
(90)
(80)
Total net defined benefit asset / (liability)
(105)
(94)
of which: Net defined benefit asset
383
355
of which: Net defined benefit liability
2
(487)
(449)
1 Experience (gains) /

losses are a component

of actuarial remeasurements of

the defined benefit obligation

and reflect the effects

of differences between

the previous actuarial assumptions

and what has actually
occurred.

2 Refer to Note 18c.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

222
Note 26

Post-employment benefit plans (continued)

Income statement – expenses related to defined benefit plans
1
USD m Swiss plan UK plan US and German plans Total
For the year ended 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Current service cost
236
240
0
0
5
5
241
244
Interest expense related to defined benefit obligation
287
195
109
67
61
35
457
297
Interest income related to plan assets
(393)
(274)
(126)
(70)
(48)
(31)
(568)
(376)
Interest expense on asset ceiling effect
102
77
0
0
0
0
102
77
Administration expenses, taxes and premiums paid
8
7
0
0
4
3
12
11
Past service cost related to plan amendments
0
0
0
0
0
0
0
0
Curtailments
(3)
(13)
0
0
0
0
(3)
(13)
Net periodic expenses recognized in net profit for major plans
236
230
(17)
(3)
22
12
241
239
Net periodic expenses recognized in net profit for remaining plans
2
19
17
Total net periodic expenses recognized in net profit
259
256
1 Refer to Note 6.

2 Includes differences between actual and estimated performance award accruals.

Other comprehensive income – gains / (losses) on defined benefit plans

USD m Swiss plan UK plan US and German plans Total
For the year ended 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Remeasurement of defined benefit obligation
(1,901)
2,424
(96)
1,474
(33)
267
(2,031)
4,165
of which: change in discount rate assumption
(1,332)
3,078
(69)
1,451
(33)
317
(1,434)
4,846
of which: change in rate of pension increase assumption
0
0
34
123
1
(5)
34
118
of which: change in rate of interest credit on retirement savings assumption
207
(408)
0
0
(9)
(82)
198
(490)
of which: change in life expectancy
0
0
75
5
0
(1)
75
4
of which: change in other actuarial assumptions
(88)
(19)
0
1
5
48
(83)
30
of which: experience gains / (losses)
1
(688)
(226)
(135)
(107)
3
(11)
(820)
(344)
Return on plan assets excluding interest income
513
(1,942)
65
(1,312)
26
(223)
603
(3,476)
Asset ceiling effect excluding interest expense and foreign currency translation
1,332
(656)
0
0
0
0
1,332
(656)
Total gains / (losses) recognized in other comprehensive income for major plans
(56)
(173)
(31)
162
(8)
43
(95)
32
Total gains / (losses) recognized in other comprehensive income for remaining plans
(8)
8
Total gains / (losses) recognized in other comprehensive income
2
(103)
40
1 Experience (gains) /

losses are a component

of actuarial remeasurements of

the defined benefit obligation

and reflect the effects

of differences between

the previous actuarial assumptions

and what has actually
occurred.

2 Refer to the “Statement of comprehensive income”.

The table below provides information about the duration

of the DBO and the timing for expected benefit payments.

Swiss plan UK plan US and German plans
1
31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Duration of the defined benefit obligation (in years)
14.1
13.4
14.5
13.7
7.8
7.9
Maturity analysis of benefits expected to be paid
USD m
Benefits expected to be paid within 12 months
811
702
137
107
133
123
Benefits expected to be paid between 1 and 3 years
1,627
1,445
256
234
235
232
Benefits expected to be paid between 3 and 6 years
2,552
2,183
415
384
336
335
Benefits expected to be paid between 6 and 11 years
4,233
3,751
721
667
502
502
Benefits expected to be paid between 11 and 16 years
3,878
3,519
723
667
376
388
Benefits expected to be paid in more than 16 years
13,751
13,243
2,703
2,570
417
516
1 The duration of the defined benefit obligation represents a weighted average across US and

German plans.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

223
Note 26

Post-employment benefit plans (continued)
Actuarial assumptions
The

actuarial

assumptions

used

for

the

defined

benefit

plans

are

based on

the

economic

conditions

prevailing

in the
jurisdiction in

which they

are

offered.

Changes in

the defined

benefit obligation

are

most sensitive

to changes

in the
discount rate. The discount

rate is based on

the yield of high-quality

corporate bonds quoted

in an active market

in the
currency

of

the

respective

plan.

A

decrease

in

the

discount

curve

increases

the

DBO.

UBS AG

regularly

reviews

the
actuarial assumptions used in calculating the DBO to determine their continuing relevance.
›
Refer to Note 1a item 5 for a description

of the accounting policy for defined benefit plans
The tables below show the significant actuarial assumptions

used in calculating the DBO at the end of the year.

Significant actuarial assumptions of

defined benefit
plans
Swiss plan UK plan US plans German plans
In % 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Discount rate
1.48
2.34
4.79
5.02
4.72
1
4.92
1
3.28
3.81
Rate of pension increase
0.00
0.00
3.00
3.08
0.00
0.00
2.10
2.20
Rate of interest credit on retirement savings

2.48
3.39
0.00
0.00
6.28
2
5.73
2
0.00
0.00
1 Represents weighted average across US pension plans.

2 Only applicable to one of the UBS US pension plans

Mortality tables and life expectancies for

major plans
Life expectancy at age 65 for a male member currently
aged 65 aged 45
Country Mortality table 31.12.23 31.12.22 31.12.23 31.12.22
Switzerland BVG 2020 G with CMI 2022 projections
1
21.8
21.7
23.5
23.4
UK S3PA with CMI 2022 projections
2
22.2
23.5
23.4
24.6
USA Pri-2012 with MP-2021 projection scale
22.0
22.0
23.4
23.3
Germany Dr. K. Heubeck 2018 G
20.8
20.6
23.5
23.4
Life expectancy at age 65 for a female member currently
aged 65 aged 45
Country Mortality table 31.12.23 31.12.22 31.12.23 31.12.22
Switzerland BVG 2020 G with CMI 2022 projections
1
23.5
23.5
25.1
25.1
UK S3PA with CMI 2022 projections
2
24.0
25.0
25.7
26.4
USA Pri-2012 with MP-2021 projection scale
23.5
23.4
24.8
24.8
Germany Dr. K. Heubeck 2018 G
24.2
24.0
26.4
26.3
1 In 2022, BVG 2020 G with CMI 2021 projections was used.

2 In 2022, S3PA with CMI 2021 projections was used.
Sensitivity analysis of significant actuarial assumptions
The table

below presents

a sensitivity

analysis for

each significant

actuarial assumption,

showing how

the DBO

would
have been affected

by changes in

the relevant

actuarial assumption that

were reasonably

possible at the

balance sheet
date.

Unforeseen

circumstances

may

arise,

which

could

result

in

variations

that

are

outside

the

range

of

alternatives
deemed

reasonably

possible.

Caution

should

be

used

in

extrapolating

the

sensitivities

below

on

the

DBO,

as

the
sensitivities may not be linear.

Sensitivity analysis of significant actuarial

assumptions
1
Increase / (decrease) in defined benefit obligation Swiss plan UK plan US and German plans
USD m 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Discount rate
Increase by 50 basis points
(857)
(641)
(164)
(141)
(50)
(51)
Decrease by 50 basis points
973
723
183
157
54
55
Rate of pension increase
Increase by 50 basis points
639
487
137
127
4
4
Decrease by 50 basis points –
2
–
2
(129)
(118)
(4)
(3)
Rate of interest credit on retirement savings
Increase by 50 basis points
144
106
–
3
–
3
9
9
Decrease by 50 basis points
(144)
(106)
–
3
–
3
(8)
(8)
Life expectancy
Increase in longevity by one additional year
416
304
78
65
39
39
1 The sensitivity analyses are based on a change in one

assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.

2 As the assumed rate of pension
increase was
0
% as of 31 December 2023 and as of 31 December 2022, a downward change in assumption is not applicable.

3 As the UK plan does not provide interest credits on retirement savings,

a change in
assumption is not applicable.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

224
Note 26

Post-employment benefit plans (continued)
Fair value of plan assets
The tables below

provide information

about the composition

and fair value

of plan assets

of the major

defined benefit
plans.

Composition and fair value of plan assets
Swiss defined benefit plan
31.12.23 31.12.22
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
62
0
62
0
183
0
183
1
Real estate / property
Domestic
0
2,426
2,426
13
0
2,130
2,130
13
Foreign
0
576
576
3
0
517
517
3
Investment funds
Equity

Domestic
489
0
489
3
418
0
418
2
Foreign
3,283
1,244
4,526
23
2,794
1,222
4,017
24
Bonds
1
Domestic, AAA to BBB–
2,605
0
2,605
13
2,117
0
2,117
12
Foreign, AAA to BBB–
4,073
0
4,073
21
3,395
0
3,395
20
Foreign, below BBB–
668
0
668
3
598
0
598
4
Real estate
Foreign
0
45
45
0
0
0
0
0
Other
1,094
1,910
3,004
16
867
1,997
2,864
17
Other investments
378
481
859
4
351
367
718
4
Total fair value of plan assets
12,652
6,681
19,333
100
10,724
6,233
16,957
100
31.12.23 31.12.22
Total fair value of plan assets
19,333
16,957
of which:
2
Bank accounts at UBS Group AG
69
189
UBS Group AG debt instruments
116
28
UBS Group AG shares
26
15
Securities lent to UBS Group AG
3
467
489
Property occupied by UBS Group AG
61
51
Derivative financial instruments, counterparty UBS Group
AG 3
302
43
1 The bond credit ratings are

primarily based on S&P’s credit ratings.

Ratings AAA to BBB– and below BBB– represent investment

grade and non-investment grade ratings,

respectively. In cases where credit

ratings
from other rating agencies were used, these were converted to the equivalent rating in S&P’s rating classification.

2 Bank accounts at UBS AG encompass accounts in the name of the Swiss pension fund. The other positions disclosed

in the

table encompass

both direct

investments in

UBS AG

instruments and

UBS Group

AG shares

and indirect

investments, i.e.,

those made

through funds

that the

pension fund

invests in.

3 Securities lent to UBS AG and derivative

financial instruments are presented gross of any

collateral. Securities lent to UBS AG

were fully covered by collateral as

of 31 December 2023 and 31 December 2022.

Net
of collateral, derivative financial instruments amounted to negative USD
19
m as of 31 December 2023 (31 December 2022: negative USD
5
m).

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

225
Note 26

Post-employment benefit plans (continued)

Composition and fair value of plan assets

(continued)
UK defined benefit plan
31.12.23 31.12.22
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
(27)
0
(27)
(1)
104
0
104
4
Bonds
1
Domestic, AAA to BBB–
2,375
0
2,375
87
1,729
0
1,729
69
Foreign, AAA to BBB–
357
0
357
13
297
0
297
12
Foreign, below BBB–
0
0
0
0
7
0
7
0
Investment funds
Equity

Domestic
9
3
12
0
19
3
22
1
Foreign
234
0
234
9
366
0
366
15
Bonds
1
Domestic, AAA to BBB–
310
38
348
13
367
90
457
18
Domestic, below BBB–
6
0
6
0
1
0
1
0
Foreign, AAA to BBB–
97
0
97
4
90
0
90
4
Foreign, below BBB–
93
0
93
3
114
0
114
5
Real estate
Domestic
61
0
61
2
64
0
64
3
Foreign
4
12
16
1
6
31
36
1
Other
64
0
64
2
(280)
0
(280)
(11)
Repurchase agreements
(947)
0
(947)
(35)
(612)
0
(612)
(25)
Other investments
15
16
31
1
66
27
94
4
Total fair value of plan assets
2,652
69
2,720
100
2,336
151
2,488
100
1 The bond credit ratings are

primarily based on S&P’s credit ratings.

Ratings AAA to BBB– and below BBB– represent

investment grade and non-investment grade

ratings, respectively. In

cases where credit ratings
from other rating agencies were used, these were converted to the equivalent rating in S&P’s rating classification.

US and German defined benefit
plans
31.12.23 31.12.22
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
4
0
4
0
7
0
7
1
Equity
Domestic
54
0
54
5
55
0
55
5
Foreign
23
0
23
2
24
0
24
2
Bonds
1
Domestic, AAA to BBB–
308
0
308
30
359
0
359
35
Domestic, below BBB–
3
0
3
0
4
0
4
0
Foreign, AAA to BBB–
51
0
51
5
74
0
74
7
Foreign, below BBB–
2
0
2
0
3
0
3
0
Investment funds
Equity

Domestic
25
0
25
2
27
0
27
3
Foreign
43
0
43
4
33
0
33
3
Bonds
1
Domestic, AAA to BBB–
271
0
271
27
266
0
266
26
Domestic, below BBB–
172
0
172
17
109
0
109
10
Foreign, AAA to BBB–
4
0
4
0
2
0
2
0
Foreign, below BBB–
6
0
6
1
5
0
5
0
Real estate
Domestic
0
9
9
1
0
11
11
1
Other
49
0
49
5
54
0
54
5
Other investments
(8)
1
(7)
(1)
5
1
6
1
Total fair value of plan assets
1,007
10
1,017
100
1,027
12
1,039
100
1 The bond credit ratings are

primarily based on S&P’s credit ratings.

Ratings AAA to BBB– and below BBB– represent

investment grade and non-investment grade

ratings, respectively. In

cases where credit ratings
from other rating agencies were used, these were converted to the equivalent rating in S&P’s rating classification.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

226
Note 26

Post-employment benefit plans (continued)

b) Defined contribution plans
UBS AG sponsors

several defined

contribution

plans, with

the most

significant plans

in the

US and

the

UK. UBS

AG’s
obligation is limited to its contributions made

in accordance with each plan, which

may include direct contributions and
matching contributions.

Employer contributions

to defined

contribution plans

are

recognized as

an expense

and were
USD
320
m in 2023 and USD
299
m in 2022.
›
Refer to Note 6 for more information

c) Related-party disclosure
UBS AG

is the

principal

provider

of banking

services

for

the

pension fund

of

UBS AG

in

Switzerland.

In this

capacity,
UBS AG is

engaged to

execute

most of

the pension

fund’s banking

activities. These

activities can

include, but

are

not
limited to, trading,

securities lending

and borrowing

and derivative

transactions. The

non-Swiss UBS AG

pension funds
do not

have a

similar banking

relationship with

UBS AG. During

2023, UBS

AG received

USD
20
m in

fees for

banking
services

from

the

major post-employment

benefit

plans

(2022:

USD
20
m).

As of

31 December

2023,

the

major

post-
employment benefit plans held USD
396
m in UBS Group AG shares (31 December

2022: USD
253
m).
›
Refer to the “Composition and fair value of

plan assets” table in Note 26a for more information

about fair value of investments in
UBS AG and UBS Group AG instruments held

by the Swiss pension fund

Note 27

Employee benefits: variable compensation

a) Plans offered
UBS has

several share-based

and other

deferred compensation

plans that

align the

interests of

Group Executive

Board
(GEB) members and other employees with the interests

of investors.

Share-based awards are granted

in the form of

notional shares and, where

permitted, carry a dividend

equivalent that may be
paid in notional shares or cash. Awards are settled by delivering UBS shares at vesting, except in jurisdictions where this is not
permitted for legal or tax reasons.

Deferred

compensation

awards

are

generally

forfeitable

upon,

among

other

circumstances,

voluntary

termination

of
employment with UBS. These compensation plans are also designed to meet regulatory requirements and include special
provisions

for

regulated

employees.

For

the

majority

of

variable

compensation

awards

granted

under

such

plans

to
employees of UBS AG, the

grantor entity is UBS

Group AG. Expenses associated

with these awards

are charged by

UBS
Group AG to UBS AG. For the purpose of this Note, refere

nces to shares refer to UBS Group AG shares.
The most significant deferred compensation plans

are described below.
›
Refer to Note 1a

item 4 for a description of the accounting

policy related to share-based and other deferred compensation plans
Mandatory deferred compensation plans
Long-Term Incentive Plan
The Long-Term

Incentive Plan

(LTIP)

is a

mandatory deferred

share-based

compensation plan

for senior

leaders of

the
Group (i.e., GEB members and selected senior management).
The number of notional shares delivered at vesting depends on two equally weighted performance metrics over a three-
year

performance

period:

return

on

common

equity

tier

1

(CET1)

capital

and

relative

total

shareholder

return,

which
compares

the

total

shareholder

return

(TSR)

of

UBS

with

the

TSR

of

an

index

consisting

of

listed

Global

Systemically
Important

Banks as

determined

by the

Financial Stability

Board (excluding

UBS). The

final number

of shares

vest

over
three

years

following the

performance

period for

GEB

members,

and cliff-vest

in

the

year

following the

performance
period for selected senior management.
Equity Ownership Plan / Fund Ownership Plan
The Equity Ownership Plan

(EOP) is the deferred

share-based compensation

plan for employees outside

of the GEB that
are subject to deferral requirements.

EOP awards generally vest over three

years.

Certain Asset

Management employees

receive some

or all of

their EOP

in the form

of notional

funds (Fund

Ownership
Plan or FOP, previously

named AM EOP).

This plan is

generally delivered in

cash and vests

over three years.

The amount
delivered depends on the value of the underlying investment

funds at the time of vesting.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

227
Note 27

Employee benefits: variable compensation

(continued)
Deferred Contingent Capital Plan
The

Deferred

Contingent

Capital

Plan

(DCCP)

is

a

deferred

compensation

plan

for

all

employees

who

are

subject

to
deferral requirements.

Such employees

are

awarded

notional additional

tier 1

(AT1)

capital instruments,

which, at

the
discretion of UBS, can be settled in cash or a perpetual, marketable AT1 capital instrument. DCCP awards generally bear notional

interest

paid

annually

(except

for

certain

regulated

employees)

and

vest

in

full

after

five

years.

Awards

are
forfeited if a

viability event occurs

(i.e., if FINMA

notifies the firm

that the DCCP

awards must be written

down to mitigate
the risk of insolvency,

bankruptcy or failure

of UBS) or

if the firm

receives a commitment

of extraordinary

support from
the public

sector that

is necessary

to prevent

such an

event. DCCP

awards are

also written

down if

the Group’s

CET1
capital ratio falls

below a defined threshold. In

addition, GEB members forfeit
20
% of DCCP

awards for each loss-making
year during the vesting period.
Financial advisor variable compensation
In line with market practice for US wealth management businesses, the compensation for US financial advisors in Global
Wealth Management

consists of cash

compensation and deferred

compensation awards, determined

using a formulaic
approach based on production.

Cash

compensation

reflects

a

percentage

of

the

compensable

production

that

each

financial

advisor

generates.
Compensable production is generally based on transaction revenue and investment advisory fees and may reflect further adjustments. The percentage rate generally varies based

on the level of the production and firm tenure.
Financial

advisors

may

also

be

granted

annual

deferred

compensation.

These

amounts

generally

vest

over

a

six-year
period. The annual deferred compensation amount reflects

the overall percentage rate and production.

Cash compensation and

deferred compensation awards

may be reduced

for, among other

things, errors, negligence

or
carelessness, or failure to comply with the firm’s rules, standards, practices and / or policies, and / or applicable laws and regulations.

Financial

advisors

may

also

participate

in

additional

programs

to

support

promoting

and

developing

their

business

or
supporting the transition of

client relationships where appropriate. Financial

advisor compensation also includes

expenses
related to compensation commitments with financial advisors

entered into at the time of recruitment that are

subject to
vesting requirements.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

228
Note 27

Employee benefits: variable compensation

(continued)

b) Effect on the income statement
Effect on the income statement for the financial year and

future periods
The table

below provides

information about

compensation

expenses related

to total

variable compensation

that were
recognized in the financial year ended

31 December 2023, as well as

expenses that were deferred and will be

recognized
in the income statement for 2024

and later.

The majority of expenses deferred

to 2024 and later that are

related to the
2023 performance

year pertain

to awards

granted in

February 2024.

The total

unamortized compensation

expense for
unvested share

-based awards

granted up

to 31 December

2023 will

be recognized

in future

periods over

a weighted
average period of
2.6

years.

Variable compensation
Expenses recognized in 2023 Expenses deferred to 2024 and later 1
USD m
Related to the
2023
performance
year
Related to prior
performance
years Total
Related to the
2023
performance
year
Related to prior
performance
years Total
Non-deferred cash
1,884
(36)
1,848
0
0
0
Deferred compensation awards
356
637
993
537
731
1,268
of which: Equity Ownership Plan
95
319
415
180
235
416
of which: Deferred Contingent Capital Plan
124
233
357
216
436
652
of which: Long-Term Incentive Plan
121
39
160
112
33
145
of which: Fund Ownership Plan
15
45
61
28
27
55
Variable compensation – performance awards
2,240
601
2,841
537
731
1,268
Variable compensation – financial advisors
2
3,761
788
4,549
1,236
3,300
4,536
of which: non-deferred cash
3,440
(4)
3,436
0
0
0
of which: deferred share-based awards
110
87
197
113
209
321
of which: deferred cash-based awards
169
245
414
301
1,029
1,331
of which: compensation commitments with recruited financial

advisors
42
459
501
822
2,062
2,884
Variable compensation – other
3
168
111
279
224
214
438
Total variable compensation
6,169
1,500
7,669
4
1,997
4,245
6,242
1 Estimate as

of 31 December 2023.

Actual amounts to

be expensed in

future periods may

vary; e.g., due

to forfeiture of

awards.

2 Financial advisor compensation

consists of cash

and deferred compensation
awards and is based on

compensable revenues and firm tenure

using a formulaic approach. It

also includes expenses related to

compensation commitments with financial advisors

entered into at the time

of recruitment
that are subject to vesting requirements.

3 Consists of replacement payments, forfeiture credits,

severance payments, retention plan payments and interest

expense related to the Deferred Contingent Capital Plan.

4 Includes USD
818
m in expenses related to share-based compensation

(performance awards: USD
575
m; other variable compensation: USD
46
m; financial advisor compensation: USD
197
m). A further USD
135
m
in expenses related to share-based compensation

was recognized within other expense categories

included in Note 6 (salaries: USD
4
m related to role-based allowances;

social security: USD
109
m; other personnel
expenses: USD
22
m related to the Equity Plus Plan).

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

229
Note 27

Employee benefits: variable compensation

(continued)

Variable compensation (continued)
Expenses recognized in 2022 Expenses deferred to 2023 and later 1
USD m
Related to the
2022
performance
year
Related to prior
performance
years Total
Related to the
2022
performance
year
Related to prior
performance
years Total
Non-deferred cash
2,012
(9)
2,003
0
0
0
Deferred compensation awards
346
561
907
582
730
1,312
of which: Equity Ownership Plan
191
225
416
294
240
534
of which: Deferred Contingent Capital Plan
123
211
334
238
395
634
of which: Long-Term Incentive Plan
11
30
41
30
40
70
of which: Fund Ownership Plan
21
95
116
20
54
74
Variable compensation – performance awards
2,358
552
2,910
582
730
1,312
Variable compensation – financial advisors
2
3,799
709
4,508
1,290
2,652
3,942
of which: non-deferred cash
3,481
0
3,481
0
0
0
of which: deferred share-based awards
104
62
166
122
180
302
of which: deferred cash-based awards
185
215
400
588
636
1,224
of which: compensation commitments with recruited financial

advisors
29
432
461
580
1,836
2,416
Variable compensation – other
3
146
72
217
230
189
419
Total variable compensation
6,304
1,332
7,636
4
2,101
3,571
5,672
1 Estimate as

of 31 December

2022. Actual amounts

to be expensed

in future periods

may vary; e.g.,

due to forfeiture

of awards.

2 Financial advisor compensation

consists of cash

and deferred compensation
awards and is based on

compensable revenues and firm tenure

using a formulaic approach. It

also includes expenses related to

compensation commitments with financial advisors entered

into at the time of

recruitment
that are subject to vesting requirements.

3 Consists of replacement payments, forfeiture credits,

severance payments, retention plan payments

and interest expense related to the Deferred Contingent Capital Plan.

4 Includes USD
680
m in expenses related to share-based compensation (performance awards: USD
457
m; other variable compensation: USD
56
m; financial advisor compensation: USD
166
m). A further USD
80
m in
expenses related to

share-based compensation

was recognized

within other

expense categories

included in

Note 6 (salaries:

USD
4
m related to

role-based allowances;

social security:

USD
57
m; other

personnel
expenses: USD
19
m related to the Equity Plus Plan).

Variable compensation (continued)
Expenses recognized in 2021 Expenses deferred to 2022 and later
1
USD m
Related to the
2021
performance
year
Related to prior
performance
years Total
Related to the
2021
performance
year
Related to prior
performance
years Total
Non-deferred cash
2,136
(8)
2,128
0
0
0
Deferred compensation awards
389
399
788
767
606
1,373
of which: Equity Ownership Plan
175
174
350
374
180
553
of which: Deferred Contingent Capital Plan
134
151
285
290
318
608
of which: Long-Term Incentive Plan
51
17
69
48
32
79
of which: Fund Ownership Plan
29
55
84
56
77
133
Variable compensation – performance awards
2,525
391
2,916
767
606
1,373
Variable compensation – financial advisors
2
4,175
685
4,860
1,097
2,323
3,419
of which: non-deferred cash
3,858
(6)
3,853
0
0
0
of which: deferred share-based awards
106
51
157
123
146
269
of which: deferred cash-based awards
170
202
372
311
495
806
of which: compensation commitments with recruited financial

advisors
41
438
479
662
1,682
2,344
Variable compensation – other
3
163
33
196
210
178
388
Total variable compensation
6,863
1,109
7,973
4
2,074
3,107
5,181
1 Estimate as of 31

December 2021. Actual amounts

expensed may vary; e.g.,

due to forfeiture of

awards.

2 Financial advisor compensation

consists of cash and

deferred compensation awards and

is based on
compensable revenues and firm tenure using

a formulaic approach. It also includes

expenses related to compensation commitments

with financial advisors entered into

at the time of recruitment that

are subject to
vesting requirements.

3 Consists

of replacement

payments, forfeiture

credits, severance

payments, retention

plan payments

and interest

expense related

to the

Deferred Contingent

Capital Plan.

4 Includes
USD
631
m in expenses related to share-based compensation

(performance awards: USD
419
m; other variable compensation: USD
56
m; financial advisor compensation: USD
157
m). A further USD
77
m in expenses
related to share-based

compensation was

recognized within

other expense categories

included in Note

6 (salaries: USD
5
m related to

role-based allowances;

social security: USD
59
m; other personnel

expenses:
USD
13
m related to the Equity Plus Plan).

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

230
Note 27

Employee benefits: variable compensation

(continued)

c) Outstanding share-based compensation awards
Share and performance share awards
Movements in

outstanding share

-based awards

granted by

UBS AG and

its subsidiaries

to employees

during 2023

and
2022 are provided in the table below.

Movements in outstanding share-based compensation

awards
Number of shares
2023
Weighted
average grant
date fair
value (USD)
Number of shares
2022
Weighted
average grant
date fair
value (USD)
Outstanding, at the beginning of the year
614,428
17
295,921
15
Awarded during the year
279,310
20
358,424
19
Distributed during the year
(132,770)
15
(37,994)
14
Forfeited during the year
(4,043)
19
(1,923)
15
Outstanding, at the end of the year
756,925
19
614,428
17
of which: shares vested for accounting purposes
217,420
174,329

The

total

carrying

amount

of

the

liability

related

to

cash-settled

share-based

awards

as

of

31 December

2023

and
31 December 2022 was USD
14
m and USD
7
m, respectively.
d) Valuation
UBS share awards
UBS measures compensation expense

based on the average market

price of UBS shares

on the grant date as quoted

on
the SIX

Swiss Exchange,

taking into

consideration post-vesting

sale and

hedge restrictions,

non-vesting conditions

and
market conditions, where

applicable. The fair

value of

the share awards subject

to post-vesting sale

and hedge restrictions
is discounted on

the basis of

the duration of

the post-vesting restriction

and is referenced

to the cost

of purchasing

an
at-the-money European

put option

for the

term of

the transfer

restriction. The

grant date

fair value

of notional

shares
without dividend

entitlements also

includes a

deduction for

the present

value of

future

expected dividends

to be

paid
between the grant date and distribution.

Note 28

Interests in subsidiaries and other entities
a) Interests in subsidiaries
UBS AG

defines its significant subsidiaries

as those entities

that, either individually

or in aggregate, contribute

significantly
to UBS AG’s

financial position or

results of

operations, based

on a number

of criteria, including

the subsidiaries’ equity
and

contribution

to

UBS

AG’s

total

assets

and

profit

or

loss

before

tax,

in

accordance

with

the

requirements

set

by
IFRS 12, Swiss regulations and the rules of the US Securities and Exchange Commission (the SEC).
Individually significant subsidiaries
The table below lists UBS AG’s individually significant subsidiaries as of 31 December 2023. Unless otherwise stated, the subsidiaries listed below

have share capital consisting

solely of ordinary

shares held entirely by

UBS AG

and the proportion
of ownership interest held is equal to the voting

rights held by UBS AG.

The

country

where

the

respective

registered

office

is located

is also

the

principal

place

of business.

UBS

AG operates
through a

global branch

network and

a significant

proportion of

its business

activity is

conducted outside

Switzerland,
including in the UK,

the US, Singapore, the Hong

Kong SAR and other countries. UBS

Europe SE has branches

and offices
in a number of EU Member

States, including Germany, Italy, Luxembourg,

France and Spain. Share

capital is provided in
the currency of the legally registered office.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

231
Note 28

Interests in subsidiaries and other entities

(continued)

Individually significant subsidiaries of

UBS AG as of 31 December 2023
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
UBS Americas Holding LLC
Wilmington, Delaware, USA
Group Items
USD
2,900.0
2
100.0
UBS Americas Inc.
Wilmington, Delaware, USA
Group Items
USD
0.0
100.0
UBS Asset Management AG
Zurich, Switzerland
Asset Management
CHF
43.2
100.0
UBS Bank USA
Salt Lake City, Utah, USA
Global Wealth Management
USD
0.0
100.0
UBS Europe SE
Frankfurt, Germany
Global Wealth Management
EUR
446.0
100.0
UBS Financial Services Inc.
Wilmington, Delaware, USA
Global Wealth Management
USD
0.0
100.0
UBS Securities LLC
Wilmington, Delaware, USA
Investment Bank
USD
1,283.1
3
100.0
UBS Switzerland AG
Zurich, Switzerland
Personal & Corporate Banking
CHF
10.0
100.0
1 Includes direct

and indirect subsidiaries

of UBS AG.

2 Consists of common

share capital of

USD
1,000

and non-voting preferred

share capital of

USD
2,900,000,000
.

3 Consists of common

share capital of
USD
100,000

and non-voting preferred share capital of USD
1,283,000,000
.
Other subsidiaries
The table below

lists other direct

and indirect subsidiaries

of UBS AG

that are not

individually significant but

contribute
to

UBS

AG’s

total

assets

and

aggregated

profit

before

tax

thresholds

and

are

thus

disclosed

in

accordance

with
requirements set by the SEC.

Other subsidiaries of UBS AG as of 31

December 2023
Company Registered office Primary business Share capital in million
Equity interest

accumulated in %
UBS Asset Management (Americas) Inc.
Wilmington, Delaware, USA
Asset Management
USD
0.0
100.0
UBS Asset Management (Hong Kong) Limited
Hong Kong SAR, China

Asset Management
HKD
153.8
100.0
UBS Asset Management Life Ltd
London, United Kingdom
Asset Management
GBP
15.0
100.0
UBS Asset Management Switzerland AG
Zurich, Switzerland
Asset Management
CHF
0.5
100.0
UBS Business Solutions US LLC
Wilmington, Delaware, USA
Group Items
USD
0.0
100.0
UBS Credit Corp.
Wilmington, Delaware, USA
Global Wealth Management
USD
0.0
100.0
UBS Fund Management (Luxembourg) S.A.
Luxembourg, Luxembourg
Asset Management
EUR
13.7
100.0
UBS Fund Management (Switzerland) AG
Basel, Switzerland
Asset Management
CHF
1.0
100.0
UBS (Monaco) S.A.
Monte Carlo, Monaco
Global Wealth Management
EUR
49.2
100.0
UBS O‘Connor LLC
Wilmington, Delaware, USA
Asset Management
USD
1.0
100.0
UBS Realty Investors LLC
Boston, Massachusetts, USA
Asset Management
USD
9.0
100.0
UBS Securities Australia Ltd
Sydney, Australia
Investment Bank
AUD
0.3
1
100.0
UBS Securities Hong Kong Limited
Hong Kong SAR, China

Investment Bank
HKD
2,841.6
100.0
UBS Securities Japan Co., Ltd.
Tokyo, Japan
Investment Bank
JPY
34,708.7
100.0
UBS SuMi TRUST Wealth Management Co., Ltd.
Tokyo, Japan
Global Wealth Management
JPY
5,165.0
51.0
1 Includes a nominal amount relating to redeemable preference shares.
Consolidated structured entities
Consolidated

structured

entities

(SEs)

include

certain

investment

funds,

securitization

vehicles

and

client

investment
vehicles. UBS AG has no individually significant subsidiaries that are SEs.
In 2023 and 2022, UBS

AG did not enter into any

contractual obligation that could

require UBS AG to provide

financial
support to

consolidated SEs.

In addition,

UBS AG

did not

provide support,

financial or

otherwise, to

a consolidated

SE
when UBS

AG was not

contractually obligated

to do so,

nor does

UBS AG currently

have any intention

to do

so in the
future.

Furthermore,

UBS

AG

did

not

provide

support,

financial

or

otherwise,

to

a

previously

unconsolidated

SE

that
resulted in UBS AG controlling the SE during the reporting

period.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

232

Note 28

Interests in subsidiaries and other entities

(continued)
b) Interests in associates and joint ventures
As of

31 December

2023 and

31 December

2022, no

associate or

joint venture

was

individually

material to

UBS AG.
Also, there were no significant restrictions on the ability of associates or joint ventures to transfer funds to UBS AG or its subsidiaries as cash dividends or

to repay loans or advances

made. There were no quoted market

prices for any associates
or joint ventures of UBS AG.

Investments in associates and joint ventures
USD m 2023 2022
Carrying amount at the beginning of the year
1,101
1,243
Additions
1
3
Reclassifications
0
(44)
Share of comprehensive income
(180)
(41)
of which: share of net profit / (loss)
1
(163)
32
of which: share of other comprehensive income
2
(17)
(73)
Share of changes in retained earnings
(1)
0
Dividends received
(35)
(31)
Foreign currency translation
97
(30)
Carrying amount at the end of the year
983
1,101
of which: associates
980
1,098
of which: SIX Group AG, Zurich
3
826
954
of which: other associates
154
144
of which: joint ventures
3
3
1 For 2023, consists of negative USD
163
m from associates (for 2022, consists of USD
27
m from associates and USD
5
m from joint ventures).

2 For 2023, consists of negative USD
17
m from associates (for 2022,
consists of negative USD
73
m from associates).

3 In 2023, UBS AG’s legal equity interest amounted to
17
%. UBS AG is represented on the Board of Directors.

c) Unconsolidated structured entities
UBS AG is considered to

sponsor another entity if, in addition

to ongoing involvement with

that entity,

it had a key role
in establishing that

entity or in

bringing together relevant counterparties

for a transaction

facilitated by that

entity. During
2023,

UBS

AG

sponsored

the

creation

of various

SEs

and

interacted

with a

number

of non-sponsored

SEs,

including
securitization vehicles, client vehicles and certain

investment funds, that UBS AG did not consolidate

as of 31 December
2023 because it did not control them.
Interests in unconsolidated structured entities
The table below

presents UBS AG’s

interests in and

maximum exposure

to loss from

unconsolidated SEs, as

well as the
total assets held by the SEs in which UBS had an interest

as of year-end, except for investment funds sponsored

by third
parties, for which the carrying amount of UBS’s interest

as of year-end has been disclosed.
As a

consequence of the

acquisition of the

Credit Suisse Group

and the

resulting increase in

interests in

structured entities,
interests

in

client

vehicles

sponsored

by

UBS

are

presented

separately

to

other

vehicles

sponsored

by third

parties,

to
clearly

distinguish

the

different

types

of

entities

that

UBS

is

involved

with.

Further,

bonds

issued

by

US
government-sponsored entities included within Group Treasury’s HQLA portfolio have been excluded given UBS

does not
absorb significant risk and third-party funding vehicles of large multi-nationals have been excluded as they are no longer considered

structured

entities.

Prior

periods

have

been

restated

to

reflect

these

changes.

As

a

consequence

of

these
changes, UBS AG does not disclose any interest in other vehicles sponsored by third parties.
Sponsored unconsolidated structured entities in which UBS

did not have an interest at year-end
During 2023 and 2022, UBS AG did not earn material income from sponsored unconsolidated SEs in which UBS

did not
have an interest at year-end.
During 2023 and

2022, UBS AG

and third parties

did not transfer

any assets into

sponsored securitization vehicles created
in the year. UBS AG

and third parties transferred assets, alongside deposits and debt issuances (which are assets from the
perspective

of

the

vehicle),

of

USD
0.5
bn

and

USD
0.5
bn,

respectively,

into

sponsored

client

vehicles

created

in

2023
(2022:

USD
1
bn

and

USD
3
bn,

respectively).

For

sponsored

investment

funds,

transfers

arose

during

the

period

as
investors invested and redeemed

positions, thereby changing

the overall size of the

funds, which, when combined

with
market movements, resulted in a total closing net asset value of USD
44
bn (31 December 2022: USD
38
bn).

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

233
Note 28

Interests in subsidiaries and other entities

(continued)

31.12.23
USD m, except where indicated
Securitization
vehicles
1
Client Vehicles
sponsored by UBS
2
Investment
funds Total
Maximum
exposure to loss
3
Financial assets at fair value held for trading
88
37
7,413
7,538
7,538
Derivative financial instruments
2
147
66
215
215
Loans and advances to customers
0
0
200
200
200
Financial assets at fair value not held for trading
0
0
143
143
143
Financial assets measured at fair value through other
comprehensive income
0
0
0
0
0
Other financial assets measured at amortized cost
188
0
0
188
438
Total assets
278
185
7,821
8,285
8,534
Derivative financial instruments
1
8
590
598
2
Total liabilities
1
8
590
598
2
Assets held by the unconsolidated structured entities in which UBS
AG had an interest (USD bn)
17
4
2
5
118
6
31.12.22
USD m, except where indicated
Securitization
vehicles
1,2
Client Vehicles
sponsored by UBS
2
Investment
funds Total
Maximum
exposure to loss
3
Financial assets at fair value held for trading
263
2
5,884
6,149
6,149
Derivative financial instruments
3
160
115
278
278
Loans and advances to customers
0
0
119
119
119
Financial assets at fair value not held for trading
0
0
108
108
108
Financial assets measured at fair value through other
comprehensive income
0
0
0
0
0
Other financial assets measured at amortized cost
0
0
2
3
252
Total assets
266
162
6,228
6,657
6,907
Derivative financial instruments
1
35
763
798
2
Total liabilities
1
35
763
798
2
Assets held by the unconsolidated structured entities in which UBS
AG had an interest (USD bn)
39
4
2
5
95
6
1 Includes securities issued by securitization structured entities sponsored by both UBS and third parties.

2 Client vehicles sponsored by UBS are structured entities that do not qualify as a securitization in line with
regulatory requirements and are not

considered an investment fund. Effective

from 31 December 2023,

bonds issued by US government-sponsored

entities included in Group Treasury‘s

HQLA and interests in third-
party funding vehicles of large multi-nationals have been excluded, with prior periods restated. The restatement resulted in a decrease in interests in securitization vehicles of USD
852
m and a decrease in interests in
client vehicles of USD
5,057
m as of 31 December 2022. There was a corresponding decrease in assets held by securitization vehicles in which UBS has an interest of USD
11
bn and a decrease in assets held by client
vehicles in which UBS has an interest of USD
105
bn as of 31 December 2022.

3 For the purpose of this disclosure, maximum exposure to loss amounts do not consider the risk-reducing effects of collateral or other
credit enhancements.

4 Represents the principal amount outstanding.

5 Represents the market value of total assets.

6 Represents the net asset value of the investment funds sponsored by UBS and the carrying amount of UBS’s interests in the investment funds not sponsored by UBS.
UBS AG

retains or

purchases

interests in

unconsolidated

SEs in

the form

of direct

investments, financing,

guarantees,
letters

of

credit

and

derivatives,

as

well

as

through

management

contracts.

UBS

AG’s

maximum

exposure

to

loss

is
generally equal to the

carrying amount of

UBS AG’s interest

in the given SE,

with this subject to

change over time

with
market movements.

Guarantees, letters of

credit and

credit derivatives

are an

exception, with the

given contract’s

notional
amount, adjusted for losses already incurred, representing the maximum loss that UBS AG is exposed to.
The

maximum

exposure

to

loss

disclosed

in

the

table

above

does

not

reflect

UBS

AG’s

risk

management

activities,
including

effects

from

financial

instruments

that

may

be

used

to

economically

hedge

risks

inherent

in

the

given
unconsolidated SE or risk-reducing effects of collateral or

other credit enhancements.
In

2023

and

2022,

UBS

AG

did

not

provide

support,

financial

or

otherwise,

to

any

unconsolidated

SE

when

not
contractually obligated to do so, nor does UBS AG currently

have any intention to do so in the future.
In 2023

and 2022,

income and

expenses from

interests in

unconsolidated SEs

primarily resulted

from mark-to-market
movements

recognized

in
Other

net

income from

financial

instruments

measured

at

fair

value

through

profit or

loss
,
which were generally hedged with

other financial instruments, as well

as fee and commission income

received from UBS-
sponsored funds.
Interests in securitization vehicles
As

of

31 December

2023

and

31 December

2022,

UBS

AG

held

interests,

both

retained

and

acquired,

in

various
securitization vehicles that relate to financing,

underwriting, secondary market and derivative trading activities.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

234
Note 28

Interests in subsidiaries and other entities

(continued)
The numbers outlined in the table

above may differ from the securitization

positions presented in the 31 December 2023
Pillar 3

Report,

available

under

“Pillar 3

disclosures”

at
ubs.com/investors,

for

the

following

reasons:

(i) exclusion

of
synthetic

securitizations

transacted

with

entities

that

are

not

SEs

and

transactions

in

which

UBS

AG

did

not

have

an
interest

because

it

did

not

absorb

any

risk;

(ii) a

different

measurement

basis

in

certain

cases

(e.g.,

IFRS

Accounting
Standards carrying amount within

the table above

compared with net

exposure amount at default

for Pillar 3 disclosures);
and (iii) different classification of vehicles viewed as sponsored by UBS AG versus sponsored by third parties.
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
Interests in client vehicles sponsored by UBS
UBS-sponsored

client

vehicles

are

established

predominantly

for

clients

to

gain

exposure

to

specific

assets

or

risk
exposures. Such vehicles

may enter into derivative

agreements, with UBS

or a third party,

to align the cash flows

of the
entity with the investor’s intended investment objective,

or to introduce other desired risk exposures.

As of

31 December

2023 and

31 December

2022, UBS

AG retained

interests in

client vehicles

sponsored by

UBS that
relate to financing, secondary market and derivative

trading activities,

and to hedge structured product offerings.
Interests in investment funds
Investment funds have a collective

investment objective, and are

either passively managed, so

that any decision-making
does not have a substantive effect

on variability,

or are actively managed and investors

or their governing bodies do not
have substantive voting or similar rights.
UBS AG holds interests in a number

of investment funds, primarily resulting from

seed investments or in order to

hedge
structured product

offerings.

In addition

to the

interests disclosed

in the

table

above,

UBS AG

manages

the assets

of
various pooled investment funds and receives fees based, in whole or in part, on the net asset value of the fund and / or the performance of the fund. The specific fee structure is determined based on various market factors and considers the
fund’s nature and the

jurisdiction

of incorporation,

as well as fee

schedules negotiated with

clients. These fee contracts
represent an

interest in

the fund,

as they

align UBS

AG’s exposure

with investors,

providing a

variable return

based on
the performance

of the

entity. Depending

on the

structure of

the fund,

these fees

may be

collected directly

from the
fund’s assets and / or from

the investors. Any amounts

due are collected on a

regular basis and are generally

backed by
the fund’s assets.

Therefore, interest

in such funds

is not represented

by the on-balance

sheet fee receivable

but rather
by

the

future

exposure

to

variable

fees.

The

total

assets

of

such

funds

were

USD
356
bn

and

USD
336
bn

as

of
31 December 2023 and 31 December 2022, respectively, and have been excluded from the table above. UBS AG did not
have any material exposure to loss from these interests as

of 31 December 2023 or as of 31 December 2022.

Note 29

Changes in organization and acquisitions and disposals

of subsidiaries and businesses

Disposals of subsidiaries and businesses
Sale of UBS Hana Asset Management Co., Ltd.
In the fourth quarter of 2023, UBS AG completed the sale of its
51
% stake in UBS Hana Asset Management Co., Ltd. to
Hana Securities.

Upon completion

of the

sale, UBS

AG recorded

a pre-tax

gain of

USD
23
m (net

of a

foreign currency
translation loss) in Asset Management which was recognized

in
Other income .
Changes in organization
Legal structure integration
In December 2023, the Board of Directors of UBS Group AG approved the merger of UBS AG and Credit Suisse AG, and both entities entered into a

definitive merger agreement. The completion of

the merger is subject

to regulatory approvals
and is expected to occur by the end of the second quarter

of 2024.

UBS also expects

to complete the transition to a single US

intermediate holding company in the second quarter

of 2024
and the planned merger of UBS Switzerland AG and Credit

Suisse (Schweiz) AG in the third quarter of 2024.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

235
Note
30

Related parties

Related parties of UBS AG are:
–
entities

within

UBS Group,

i.e.,

the

parent

entity,

UBS Group AG,

and

fellow

subsidiaries

consolidated

within
UBS Group (including Credit Suisse subsidiaries from the date of the acquisition of the Credit Suisse Group);
–
associates

(entities

that

are

under

the

significant

influence

of

UBS AG

or

other

group

entities

consolidated

within
UBS Group);

–
joint

ventures

(entities

in

which

UBS AG

or

other

group

entity

consolidated

within

UBS Group

shares

control

with
another party);

–
post-employment benefit plans for the benefit of UBS AG’s employees or employees of entities related to UBS AG;
–
key management personnel and close family members of

key management personnel; and

–
entities over which key management personnel or their

close family members have solely or jointly a direct

or indirect
significant influence.
Key management personnel are those persons having authority

and responsibility for planning, directing, and controlling
the activities of the Group, directly or indirectly.

UBS AG considers the members of the Board of Directors

(the BoD) and
the Executive Board

(the EB) of

UBS AG and the

members of the

Board of Directors

(the BoD) and the

Group Executive
Board (the GEB) of UBS Group AG to

constitute key management personnel.
a) Remuneration of key management personnel
The

Vice Chairman

of the

BoD

has a

specific

management

employment

contract

and receives

pension

benefits

upon
retirement. Total

remuneration of the Chairman and the Vice

Chairman of the BoD and all

EB members is included in the
table below.

Remuneration of key management

personnel
USD m, except where indicated 31.12.23 31.12.22 31.12.21
Base salaries and other cash payments
1
35
26
30
Incentive awards – cash
2
24
16
17
Annual incentive award under DCCP
36
23
26
Employer’s contributions to retirement benefit plans
3
2
2
Benefits in kind, fringe benefits (at market value)
1
1
1
Share-based compensation
3
63
42
45
Total
162
110
122
Total (CHF m)
4
147
106
112
1 May include role-based allowances in line with market practice and regulatory requirements.

2 The cash portion may also include blocked

shares in line with regulatory requirements.

3 Compensation expense
is based on

the share price

on grant date

taking into account

performance conditions.

Refer to Note

27 for more

information. For EB

members, share-based

compensation for 2023,

2022 and 2021

was entirely
composed of LTIP

awards. For the

Chairman of the BoD, the

share-based compensation for 2023, 2022

and 2021 was entirely composed

of UBS shares.

4 Swiss franc amounts disclosed represent

the respective
US dollar amounts translated at the applicable performance award currency exchange rates (2023: USD

/ CHF
0.91
; 2022: USD / CHF
0.96
; 2021: USD / CHF
0.92
).
The independent members of

the BoD, including the Chairman,

do not have employment or

service contracts with UBS
AG, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their

services

as

independent

members

of

the

BoD

amounted

to

USD
11.7
m

(CHF
10.6
m)

in

2023,

USD
11.1
m
(CHF
10.7
m) in 2022 and USD
7.5
m (CHF
6.9
m) in 2021.
b) Equity holdings of key management personnel

Equity holdings of key management personnel
1
31.12.23 31.12.22
Number of UBS Group AG shares held by members of the

BoD, EB and parties closely linked to them
2
5,121,564
2,443,580
1 No options were held in

2023 and 2022 by non-independent

members of the BoD and

any EB member or any of

its related parties.

2 Excludes shares granted under

variable compensation plans with

forfeiture
provisions.
Of the share totals above, no shares were held by close family members of key management personnel on 31 December
2023 and 31 December 2022.

No shares were held

by entities that

are directly or indirectly controlled or

jointly controlled
by

key

management

personnel

or

their

close

family

members

on

31 December

2023

and

31 December

2022.

As

of
31 December 2023, no member of the BoD

or EB was the beneficial owner

of more than 1% of the shares in

UBS Group
AG.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

236
Note 30

Related parties (continued)

c) Loans, advances, mortgages and deposit balances

with key management personnel
The non-independent

members

of the

BoD and

EB members

are

granted loans,

fixed advances

and mortgages

in the
ordinary

course

of

business

on

substantially

the

same

terms

and

conditions

that

are

available

to

other

employees,
including interest rates and

collateral, and neither

involve more than the

normal risk of

collectability nor contain

any other
unfavorable features for the firm. Independent BoD members are granted loans and mortgages in the ordinary course of business at general market conditions.
Outstanding balances with key management personnel were

as follows.

Loans, advances and mortgages to key management

personnel
1
USD m, except where indicated 2023 2022
Balance at the beginning of the year
28
28
Balance at the end of the year
2
55
28
Balance at the end of the year (CHF m)
2, 3
46
26
1 All loans are secured loans.

2 There were USD
14
m (CHF
12
m) unused uncommitted credit facilities as of 31 December 2023 and no unused uncommitted credit facilities as of 31 December 2022.

3 Swiss franc
amounts disclosed represent the respective US dollar amounts translated at the relevant year-end closing exchange rate.

In

addition,

there

were

USD
21
m

(CHF
18
m)

outstanding

deposit

balances

with

key

management

personnel

as

of
31 December 2023.
d) Other related-party transactions with entities controlled by key management personnel
In 2023 and 2022, UBS AG did not enter into transactions with entities,

over whom key management personnel or their
close

family

members

have

solely

or

jointly

a

direct

or

indirect

significant

influence

and

as

of

31 December

2023,
31 December

2022

and

31 December

2021,

there

were

no

outstanding

balances

related

to

such

transactions.
Furthermore, in

2023 and

2022, such

entities did

not sell any

goods or

provide any

services to

UBS AG,

and therefore
did not

receive

any fees

from

UBS

AG. UBS

AG also

did not

provide

services to

such

entities

in 2023

and

2022, and
therefore also received no fees.
e) Transactions with associates and joint ventures

Loans to and outstanding receivables from associates

and joint ventures
USD m 2023 2022
Carrying amount at the beginning of the year
217
251
Additions
664
402
Reductions
(716)
(438)
Foreign currency translation
18
1
Carrying amount at the end of the year

183
217
of which: unsecured loans and receivables
174
209
Other transactions with associates and

joint ventures
As of or for the year ended
USD m 31.12.23 31.12.22
Payments to associates and joint ventures for goods and services received
155
138
Fees received for services provided to associates and joint ventures
10
4
Liabilities to associates and joint ventures
103
90
Commitments and contingent liabilities to associates

and joint ventures
8
7
›
Refer to Note 28 for an overview of investments

in associates and joint ventures

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

237
Note 30

Related parties (continued)
f) Receivables and payables from / to UBS Group AG

and other subsidiaries of UBS Group AG

USD m 31.12.23 31.12.22
Receivables
Amounts due from banks
1
14,752
0
Cash collateral receivables on derivative instruments
312
1
Loans and advances to customers
4,889
2,807
Other financial assets measured at amortized cost
232
147
Financial assets at fair value held for trading
325
146
Derivative financial instruments
3,031
1
Payables
Amounts due to banks
364
0
Cash collateral payables on derivative instruments
1,447
0
Customer deposits
3,069
2,119
Funding from UBS Group AG measured at amortized cost
67,282
56,147
Other financial liabilities measured at amortized cost
2,574
1,985
Derivative financial instruments
2,032
0
Other financial liabilities designated at fair value
2
2,995
1,796
1 Reflects funding provided to Credit Suisse.

2 Mainly represents funding recognized from UBS Group AG that is designated at fair value.

Refer to Note 18b for more information.

Note 31

Invested assets and net new money

The following

disclosures

provide

a breakdown

of UBS AG’s

invested assets

and a

presentation

of their

development,
including net new money,

as required by the Swiss Financial Market

Supervisory Authority (FINMA).
Invested assets
Invested assets consist of all

client assets managed by or

deposited with UBS AG for investment purposes. Invested

assets
include managed

fund assets,

managed institutional

assets, discretionary

and advisory

wealth management

portfolios,
fiduciary deposits, time deposits, savings accounts, and

wealth management securities or brokerage

accounts. All assets
held

for

purely

transactional

purposes

and

custody-only

assets,

including

corporate

client

assets

held

for

cash
management and transactional purposes,

are excluded from

invested assets, as UBS AG only

administers the assets and
does not offer

advice on how they

should be invested. Also excluded

are non-bankable

assets (e.g., art collections)

and
deposits from third-party banks for

funding or trading purposes.
Discretionary assets are defined

as client assets

that UBS AG decides how

to invest. Other invested

assets are those where
the client ultimately

decides how the

assets are invested.

When a single

product is created

in one business

division and
sold

in another,

it is

counted

in

both

the

business

division

managing

the

investment

and the

one

distributing

it. This
results

in

double

counting

within

UBS AG’s

total

invested

assets

and

net

new

money,

as

both

business

divisions

are
independently providing a service to their respective clients,

and both add value and generate revenue.
Net new money
Net new money in a reporting

period is the amount of invested assets

entrusted to UBS AG by new and

existing clients,
less those withdrawn by existing clients and clients who terminated relationships with UBS AG.
Net new

money is

calculated using the

direct method,

under which

inflows and

outflows to

/ from

invested assets are
determined at

the client level,

based on transactions.

Interest and dividend

income from

invested assets

are not counted

as
net new money inflows.

Market and currency

movements,

as well as fees, commissions

and interest on loans

charged,

are
excluded from net new money,

as are effects resulting

from any acquisition or divestment

of a UBS subsidiary or business.
Reclassifications between invested

assets

and

custody-only assets

as

a

result of

a

change

in

service level

delivered are
generally treated as net new

money flows.

However, where the change in

service level directly results from an externally
imposed regulation

or a strategic

decision by

UBS AG to exit

a market or

specific service

offering,

the one-time

net effect is
reported as Other effects .
The Investment Bank does not track

invested assets and net new money. However,

when a client is transferred from the
Investment Bank

to another

business division,

this may

produce net

new money

even though

the client’s

assets

were
already with UBS AG.

In 2023 UBS AG has

changed its accounting policy for net new

money and invested assets to

include its share of net new
money and

invested assets

from associates,

to better

reflect the

business strategy

and aligned

with the

equity method
accounting applied to

these entities. Comparative

figures in the tables

below have been

restated to reflect

this change,
resulting in an increase to

invested assets as of

31 December 2022 of

USD
24
bn and an increase

to net new money

for
2022 of USD
8
bn, all relating to Asset Management.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

238
Note 31

Invested assets and net new money (continued)

Invested assets and net new money
As of or for the year ended
USD bn 31.12.23 31.12.22
1
Fund assets managed by UBS
429
390
Discretionary assets
1,674
1,464
Other invested assets
2,402
2,127
Total invested assets
2
4,505
3,981
of which: double counts
411
340
Net new money
2
112
76
1 Comparative figures have been restated to include net new money and invested assets from associates.

2 Includes double counts.

Development of invested assets
USD bn 31.12.23 31.12.22
1
Total invested assets at the beginning of the year
2
3,981
4,614
Net new money
112
76
Market movements
3
379
(596)
Foreign currency translation
69
(74)
Other effects
(37)
(40)
of which: acquisitions / (divestments)
(25)
(19)
Total invested assets at the end of the year
2
4,505
3,981
1 Comparative figures have been restated to include net new money and invested assets from associates.

2 Includes double counts.

3 Includes interest and dividend income.

Note 32

Currency translation rates

The

following

table

shows

the

rates

of

the

main

currencies

used

to

translate

the

financial

information

of

UBS

AG’s
operations with a functional currency other than the

US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the year ended
31.12.23 31.12.22 31.12.23 31.12.22 31.12.21
1 CHF
1.19
1.08
1.11
1.05
1.09
1 EUR
1.10
1.07
1.08
1.05
1.18
1 GBP
1.28
1.21
1.25
1.23
1.37
100 JPY
0.71
0.76
0.71
0.76
0.91
1 Monthly income statement items of

operations with a functional currency

other than the US dollar

are translated into US dollars

using month-end rates.

Disclosed average rates for

a year represent an average

of
twelve month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the

same functional currency for each month. Weighted average rates for individual business divisions
may deviate from the weighted average rates for UBS AG.

Note 33

Main differences between IFRS Accounting Standards

and Swiss GAAP

The consolidated financial statements of UBS AG are prepared in accordance with IFRS Accounting Standards. The Swiss
Financial

Market

Supervisory

Authority

(FINMA)

requires

financial

groups

presenting

financial

statements

under

IFRS
Accounting Standards

to provide

a narrative

explanation

of the

main differences

between

IFRS Accounting

Standards
and Swiss

generally accepted

accounting principles

(GAAP)

(the FINMA

Accounting Ordinance,

FINMA Circular

2020/1
“Accounting – banks”

and the Banking

Ordinance (the

BO)). Included in

this Note are

the significant differences

in the
recognition and

measurement between

IFRS Accounting

Standards and

the provisions

of the

BO and

the guidelines

of
FINMA governing true and fair view financial statement reporting pursuant to Art. 25 to Art. 42 of the BO.
1. Consolidation
Under

IFRS

Accounting

Standards,

all

entities

that

are

controlled

by the

holding

entity

are

consolidated.

Under

Swiss
GAAP controlled

entities deemed

immaterial to a

group or

those held only

temporarily are

exempt from

consolidation,
but

instead

are

recorded

as

participations

accounted

for

under

the

equity

method

of

accounting

or

as

financial
investments measured at the lower of cost or market

value.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

239
Note 33

Main differences between IFRS Accounting Standards

and Swiss GAAP (continued)
2. Classification and measurement of financial assets
Under

IFRS

Accounting

Standards,

debt

instruments

are

measured

at

amortized

cost,

fair

value

through

other
comprehensive

income

(FVOCI)

or

fair

value

through

profit

or

loss

(FVTPL),

depending

on

the

nature

of

the

business
model within which the

particular asset is

held and the characteristics

of the contractual cash

flows of the

asset. Equity
instruments are accounted for

at FVTPL by

UBS. Under Swiss GAAP, trading assets and derivatives are

measured at FVTPL,
in

line with

IFRS

Accounting

Standards.

However,

non-trading

debt

instruments

are

generally

measured

at

amortized
cost, even

when the

assets are

managed on

a fair

value basis.

In addition,

the measurement

of financial

assets in

the
form of securities

depends on the nature

of the asset:

debt instruments not

held to maturity,

i.e., instruments available
for sale, and equity instruments with no permanent

holding intent, are classified as
Financial investments

and measured
at the lower of

(amortized) cost or market

value. Market value adjustments

up to the original

cost amount and realized
gains or

losses upon

disposal

of the

investment are

recorded

in the

income statement

as
Other income from ordinary
activities.
Equity

instruments

with

a

permanent

holding

intent

are

classified

as

participations

in
Non-consolidated
investments

in

subsidiaries

and

other

participations

and

are

measured

at

cost

less

impairment.

Impairment

losses

are
recorded in the

income statement as
Impairment of investments

in non-consolidated subsidiaries

and other participations.
Reversals of impairments up to the original cost amount and realized gains or losses upon disposal of the investment are recorded as
Extraordinary income / Extraordinary expenses
.
3. Fair value option applied to financial liabilities
Under IFRS

Accounting Standards,

UBS applies

the fair

value option

to certain

financial liabilities

not held

for trading.
Instruments for which the fair value option is applied are accounted for at FVTPL. The amount of change in the fair value
attributable to

changes in

UBS’s own

credit is

presented in
Other comprehensive

income

directly within
Retained earnings
.
The fair value option is applied primarily to issued structured debt instruments, certain non-structured

debt instruments,
certain payables under repurchase agreements and cash collateral on securities lending agreements, amounts due under unit-linked investment contracts, and brokerage

payables.
Under Swiss

GAAP, the

fair value

option can

only be

applied to

structured debt

instruments consisting

of a

debt host
contract and

one or

more embedded

derivatives that

do not

relate to

own equity.

Furthermore, unrealized

changes in
fair value

attributable to

changes in

UBS’s own

credit are

not recognized,

whereas realized

own credit

is recognized

in
Net trading income .
4. Allowances and provisions for credit losses
Swiss GAAP permit use

of IFRS Accounting Standards for

accounting for allowances and

provisions for credit losses based
on an expected credit loss (ECL) model. UBS has chosen to

apply the IFRS 9 ECL approach to those exposures

that are in
the ECL scope of both frameworks, IFRS Accounting Standards

and Swiss GAAP.
For the small residual

exposures within the scope

of Swiss GAAP ECL

requirements, which are

not subject to ECL

under
IFRS Accounting Standards due to classification differences,

UBS applies alternative approaches.

– For exposures for which Pillar 1 internal ratings-based models are applied to measure credit risk, ECL is determined by the regulatory expected loss (EL), with an

add-on for scaling up to the

residual maturity of exposures maturing beyond
the next

12 months,

as appropriate.

For detailed

information on

regulatory EL,

refer to

the “Risk

management and
control”

section of this report.

–
For exposures for

which the

Pillar 1 standardized

approach is

used to

measure credit

risk, ECL is

determined using

a
portfolio approach

that derives

a conservative

probability of

default (PD)

and a

conservative loss

given default

(LGD)
for the entire portfolio.

5. Hedge accounting
Under IFRS Accounting

Standards, when cash

flow hedge accounting is

applied, the fair value

gain or loss

on the effective
portion of

a derivative

designated

as a

cash flow

hedge

is recognized

initially in

equity and

reclassified

to the

income
statement when

certain conditions

are met.

When fair

value hedge

accounting is

applied, the

fair value

change of

the
hedged item attributable to the hedged risk is reflected in the measurement of the hedged item and is recognized in the income statement

along with

the change

in the

fair value

of the

hedging derivative.

Under Swiss

GAAP,

the effective
portion of the fair value change of a derivative

instrument designated as a cash flow

or as a fair value hedge is deferred
on the balance sheet as Other assets

or
Other liabilities . The carrying amount of the hedged item designated in fair value hedges is not adjusted for fair value changes attributable

to the hedged risk.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

240
Note 33

Main differences between IFRS Accounting Standards

and Swiss GAAP (continued)

6. Goodwill and intangible assets
Under IFRS Accounting Standards,

goodwill acquired in a

business combination is not amortized

but tested annually for
impairment. Intangible

assets with

an indefinite

useful life

are

also not

amortized but

tested annually

for impairment.
Under Swiss GAAP,

goodwill and intangible assets with indefinite useful lives are amortized over a period not exceeding
five years, unless a longer useful life, which may

not exceed
10

years, can be justified. In addition, these assets are tested annually for impairment.
7. Post-employment benefit plans
Swiss GAAP

permit the

use of

IFRS Accounting

Standards

or Swiss

accounting standards

for post-employment

benefit
plans, with the election made on a plan-by-plan basis.
UBS has elected to

apply IAS 19 for the

non-Swiss defined benefit

plans in the UBS AG

standalone financial statements
and Swiss

GAAP (FER 16)

for the

Swiss pension

plan in

the UBS

AG and

the UBS

Switzerland

AG standalone

financial
statements. The

requirements of

Swiss GAAP

are better

aligned with

the specific

nature of

Swiss pension

plans, which
are hybrid in

that they combine

elements of defined

contribution and

defined benefit

plans, but are

treated as defined
benefit plans

under IFRS

Accounting Standards

.

Key differences

between

Swiss GAAP

and IFRS

Accounting Standards
include

the

treatment

of

dynamic

elements,

such

as

future

salary

increases

and

future

interest

credits

on

retirement
savings, which are not considered under the

static method used in accordance with

Swiss GAAP. Also, the discount rate
used to determine the defined

benefit obligation in accordance with

IFRS Accounting Standards is based

on the yield of
high-quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP (i.e., the technical interest rate) is determined by the Pension Foundation Board based on the expected returns of the Board’s investment strategy.
For defined benefit plans, IFRS Accounting Standards

require the full defined benefit obligation net of the

plan assets to
be

recorded

on

the

balance

sheet

subject

to

the

asset

ceiling

rules,

with

changes

resulting

from

remeasurements
recognized

directly

in

equity.

However,

for

non-Swiss

defined

benefit

plans

for

which

IFRS

Accounting

Standards

are
elected, changes

due to

remeasurements are

recognized in

the income

statement

of UBS

AG standalone

under Swiss
GAAP.
Swiss GAAP require

employer contributions

to the pension

fund to be

recognized as personnel

expenses in the

income
statement. Swiss GAAP

also require an

assessment of whether,

based on

the pension fund’s

financial statements prepared
in accordance

with Swiss

accounting standards

(FER 26),

an economic

benefit to,

or obligation

of, the

employer arises
from

the

pension

fund

that

is

recognized

in

the

balance

sheet

when

conditions

are

met.

Conditions

for

recording

a
pension asset

or liability

would be

met if,

for example,

an employer

contribution reserve

is available or

the employer

is
required to contribute to the reduction of a pension deficit

(on an FER 26 basis).
8. Leasing
Under

IFRS

Accounting

Standards,

a

single

lease

accounting

model

applies

that

requires

UBS

to

record

a

right-of-use
(RoU) asset

and a

corresponding lease

liability on

the balance

sheet when

UBS is

a lessee

in a

lease arrangement.

The
RoU asset

and the

lease liability

are recognized

when

UBS acquires

control of

the physical

use of

the asset.

The lease
liability

is

measured

based

on

the

present

value

of

the

lease

payments

over

the

lease

term,

discounted

using

UBS’s
unsecured borrowing

rate. The

RoU asset

is recorded

at an

amount equal

to the

lease liability

but is

adjusted for

rent
prepayments, initial direct costs, any

costs to refurbish the leased

asset and / or lease

incentives received. The RoU asset
is depreciated over the shorter of the lease term or the

useful life of the underlying asset.
Under

Swiss

GAAP,

leases

that

transfer

substantially

all

the

risks

and

rewards,

but

not

necessarily

legal

title

in

the
underlying assets, are

classified as finance

leases. All other

leases are

classified as operating

leases. Whereas finance

leases
are

recognized

on

the

balance

sheet

and

measured

in

line

with

IFRS

Accounting

Standards,

operating

leases

are

not
recognized on

the balance

sheet, with

payments recognized

as
General and

administrative

expenses

on a

straight-line
basis over the lease term, which commences with control of the physical use of the asset. Lease incentives are treated as a reduction of rental expense and recognized on a consistent basis over the lease term.
9. Netting of derivative assets and liabilities
Under IFRS Accounting Standards

,

derivative assets, derivative liabilities

and related cash collateral

not settled to market
are

reported

on

a

gross

basis

unless

the

restrictive

netting

requirements

under

IFRS

Accounting

Standards

are

met:
(i) existence

of

master

netting

agreements

and

related

collateral

arrangements

that

are

unconditional

and

legally
enforceable,

in both

the normal

course of

business and

the event

of default,

bankruptcy

or insolvency

of UBS

and its
counterparties;

and

(ii) UBS’s

intention

to

either

settle

on

a

net

basis

or

to

realize

the

asset

and

settle

the

liability
simultaneously. Under Swiss GAAP,

derivative assets, derivative liabilities and related cash collateral not settled to market
are

generally

reported

on

a

net

basis,

provided

the

master

netting

and

the

related

collateral

agreements

are

legally
enforceable in the event of default, bankruptcy

or insolvency of UBS’s counterparties.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

241

Note 33

Main differences between IFRS Accounting Standards

and Swiss GAAP (continued)
10. Negative interest
Under IFRS Accounting

Standards, negative

interest income

arising on a

financial asset

does not meet

the definition

of
interest

income

and,

therefore,

negative

interest

on

financial

assets

and

negative

interest

on

financial

liabilities

are
presented

within interest

expense and

interest

income,

respectively.

Under Swiss

GAAP,

negative interest

on financial
assets is presented

within interest income and

negative interest on financial

liabilities is presented within

interest expense.
11. Extraordinary income and expense
Certain non-recurring

and non-operating

income and

expense items,

such as realized

gains or

losses from

the disposal
of participations, fixed and intangible

assets, and reversals of impairments of

participations and fixed assets, are classified
as extraordinary items under Swiss GAAP.

This distinction is not available under IFRS Accounting Standards.
▲

Note 34

Supplemental guarantor information required

under SEC regulations
Joint liability of UBS Switzerland AG
In 2015, the Personal & Corporate Banking

and Wealth Management businesses booked in Switzerland were transferred from

UBS AG

to

UBS

Switzerland AG

through

an

asset

transfer

in accordance

with

the

Swiss

Merger

Act.

Under

the
terms of the asset transfer agreement,

UBS Switzerland AG assumed joint liability for

contractual obligations of UBS AG
existing on

the asset

transfer date,

including the

full and

unconditional guarantee

of certain

registered

debt securities
issued by UBS AG. To

reflect this joint liability,

UBS Switzerland AG is presented in a separate

column as a subsidiary co-
guarantor.
The

joint

liability

of

UBS

Switzerland AG

for

contractual

obligations

of

UBS AG

decreased

in

2023

by

USD
1.0
bn

to
USD
3.3
bn as of 31 December 2023. The

decrease substantially relates to a

combination of contractual maturities, early
extinguishments, fair value movements and foreign currency effects.

Supplemental guarantor consolidated

income statement
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the year ended 31 December 2023
Interest income from financial instruments measured at

amortized cost and
fair value through other comprehensive income
11,181
7,229
9,057
(5,022)
22,444
Interest expense from financial instruments measured at

amortized cost
(14,797)
(3,055)
(7,699)
5,907
(19,643)
Net interest income from financial instruments measured

at fair value through
profit or loss and other
891
785
952
(864)
1,765
Net interest income
(2,725)
4,959
2,310
22
4,566
Other net income from financial instruments measured

at fair value through
profit or loss
7,879
1,031
1,105
(81)
9,934
Fee and commission income
2,581
5,067
13,350
(598)
20,399
Fee and commission expense
(705)
(456)
(1,214)
585
(1,790)
Net fee and commission income
1,876
4,611
12,136
(13)
18,610
Other income
2,994
228
1,542
(4,198)
566
Total revenues
10,023
10,829
17,092
(4,269)
33,675
Credit loss expense / (release)
18
57
31
37
143
Personnel expenses
3,356
2,201
10,097
0
15,655
General and administrative expenses
3,951
3,840
6,155
(2,828)
11,118
Depreciation, amortization and impairment of non-financial

assets
888
411
1,048
(109)
2,238
Operating expenses
8,195
6,452
17,301
(2,937)
29,011
Operating profit / (loss) before tax
1,810
4,320
(240)
(1,370)
4,521
Tax expense / (benefit)
251
779
224
(48)
1,206
Net profit / (loss)
1,559
3,540
(463)
(1,321)
3,315
Net profit / (loss) attributable to non-controlling interests
0
0
25
0
25
Net profit / (loss) attributable to shareholders
1,559
3,540
(488)
(1,321)
3,290
1 Amounts presented for UBS

AG standalone and UBS

Switzerland AG standalone represent

IFRS standalone information. Refer

to the UBS AG

standalone and UBS Switzerland

AG standalone financial statements
under “Complementary

financial information”

at ubs.com/investors

for information

prepared

in accordance

with Swiss

GAAP.

2 The

”Other subsidiaries“

column includes

consolidated information

for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

242
Note 34

Supplemental guarantor information required

under SEC regulations (continued)

Supplemental guarantor consolidated

statement of comprehensive income
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the year ended 31 December 2023
Comprehensive income attributable to shareholders
Net profit / (loss)
1,559
3,540
(488)
(1,321)
3,290
Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax
79
1,523
222
(975)
849
Financial assets measured at fair value through other comprehensive income, net of tax
3
4
1
0
5
Cash flow hedges, net of tax
707
679
23
(9)
1,400
Cost of hedging, net of tax
(19)
0
(19)
Total other comprehensive income that may be reclassified to the income statement, net of tax
771
2,202
245
(984)
2,235
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax
(82)
(36)
(19)
0
(136)
Own credit on financial liabilities designated at fair value, net of tax
(790)
(790)
Total other comprehensive income that will not be reclassified to the income statement, net of tax
(872)
(36)
(19)
0
(927)
Total other comprehensive income
(101)
2,167
226
(984)
1,308
Total comprehensive income attributable to shareholders
1,458
5,707
(262)
(2,305)
4,598
Total comprehensive income attributable to non-controlling interests
27
27
Total comprehensive income
1,458
5,707
(235)
(2,305)
4,625
1 Amounts presented for UBS

AG standalone and UBS

Switzerland AG standalone represent

IFRS standalone information. Refer

to the UBS AG

standalone and UBS Switzerland

AG standalone financial statements
under “Complementary

financial information”

at ubs.com/in

vestors for

information prepared

in accordance

with Swiss

GAAP.

2 The

”Other subsidiaries“

column includes

consolidated information

for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG

significant sub-groups, as well as standalone information for other subsidiaries.

3 Effective 1 April 2022, a portfolio of assets previously
classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 13a for more information.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

243
Note 34

Supplemental guarantor information required

under SEC regulations (continued)

Supplemental guarantor consolidated

balance sheet
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) As of 31 December 2023
Assets
Cash and balances at central banks
49,620
87,044
35,142
171,806
Amounts due from banks
61,579
6,241
16,696
(56,311)
28,206
Receivables from securities financing transactions measured at amortized cost
61,116
63
37,022
(24,073)
74,128
Cash collateral receivables on derivative instruments
34,048
1,640
9,124
(12,512)
32,300
Loans and advances to customers
91,940
255,205
93,581
(35,093)
405,633
Other financial assets measured at amortized cost
24,403
9,149
23,429
(2,647)
54,334
Total financial assets measured at amortized cost
322,705
359,343
214,995
(130,636)
766,407
Financial assets at fair value held for trading
121,947
101
14,463
(1,412)
135,098
of which: assets pledged as collateral that may be
sold or repledged by counterparties
51,325
0
5,930
(12,731)
44,524
Derivative financial instruments
126,916
5,845
40,190
(41,223)
131,728
Brokerage receivables
12,924
7,959
0
20,883
Financial assets at fair value not held for trading
46,658
10,022
29,688
(22,613)
63,754
Total financial assets measured at fair value through profit or loss
308,444
15,968
92,300
(65,249)
351,463
Financial assets measured at fair value

through other comprehensive income
1,957
276
2,233
Investments in subsidiaries and associates
52,134
37
2
(51,190)
983
Property, equipment and software
5,842
1,798
3,687
(284)
11,044
Goodwill and intangible assets
212
5,974
79
6,265
Deferred tax assets
1,488
147
7,633
(24)
9,244
Other non-financial assets
5,366
1,748
1,256
7
8,377
Total assets
698,149
379,042
326,124
(247,298)
1,156,016
Liabilities
Amounts due to banks

55,680
44,170
58,769
(141,898)
16,720
Payables from securities financing transactions measured at
amortized cost
14,329
336
15,288
(24,171)
5,782
Cash collateral payables on derivative instruments
35,148
1,076
11,091
(12,430)
34,886
Customer deposits
108,279
293,133
118,168
36,094
555,673
Funding from UBS Group AG measured at amortized cost
67,282
67,282
Debt issued measured at amortized cost
58,729
11,042
12
0
69,784
Other financial liabilities measured at amortized cost
6,589
2,974
6,147
(2,997)
12,713
Total financial liabilities measured at amortized cost
346,036
352,731
209,475
(145,402)
762,840
Financial liabilities at fair value held for trading
27,280
248
5,508
(1,325)
31,712
Derivative financial instruments
135,272
6,223
40,436
(41,225)
140,707
Brokerage payables designated at fair value
30,724
11,552
0
42,275
Debt issued designated at fair value
85,424
986
(69)
86,341
Other financial liabilities designated at fair value
14,392
21,081
(8,107)
27,366
Total financial liabilities measured at fair value through profit or loss
293,092
6,471
79,564
(50,726)
328,401
Provisions
1,903
208
413
(1)
2,524
Other non-financial liabilities
1,572
1,377
3,688
46
6,682
Total liabilities
642,602
360,788
293,140
(196,083)
1,100,448
Equity attributable to shareholders
55,546
18,254
32,649
(51,215)
55,234
Equity attributable to non-controlling interests
335
0
335
Total equity
55,546
18,254
32,984
(51,215)
55,569
Total liabilities and equity
698,149
379,042
326,124
(247,298)
1,156,016
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG standalone

and UBS Switzerland AG standalone

financial statements,
available under “Complementary financial information” at ubs.com/investors, for information prepared in accordance with Swiss GAAP.

2 The ”Other subsidiaries“ column includes consolidated information for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

244
Note 34

Supplemental guarantor information required

under SEC regulations (continued)

Supplemental guarantor consolidated

statement of cash flows
USD m
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated) For the year ended 31 December 2023
Net cash flow from / (used in) operating activities
(23,275)
(3,041)
(1,886)
(28,202)
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
(1)
(3)
(4)
Disposal of subsidiaries, associates and intangible assets
2
109
109
Purchase of property, equipment and software
(427)
(287)
(569)
(1,283)
Disposal of property, equipment and software
33
33
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive
income
15
15
30
Purchase of debt securities measured at amortized cost
(9,561)
(1,431)
(3,251)
(14,244)
Disposal and redemption of debt securities measured at amortized cost
4,890
1,625
3,920
10,435
Net cash flow from / (used in) investing activities
(4,942)
(94)
112
(4,924)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
7,138
(1)
44
7,181
Distributions paid on UBS AG shares
(6,000)
(6,000)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
3
101,956
2,007
588
104,551
Repayment of debt designated at fair value and long-term debt measured at amortized cost
3
(84,366)
(1,017)
(159)
(85,541)
Net cash flows from other financing activities
(249)
(251)
(501)
Net activity related to group internal capital transactions and dividends
3,698
(2,944)
(754)
0
Net cash flow from / (used in) financing activities
22,177
(1,954)
(532)
19,690
Total cash flow
Cash and cash equivalents at the beginning of the year
63,608
86,232
45,359
195,200
Net cash flow from / (used in) operating, investing and financing activities
(6,040)
(5,089)
(2,306)
(13,435)
Effects of exchange rate differences on cash and cash equivalents
591
7,860
253
8,704
Cash and cash equivalents at the end of the year
4
58,159
89,003
43,307
190,469
of which: cash and balances at central banks
4
49,537
87,044
35,142
171,723
of which: amounts due from banks
4
2,763
1,448
7,866
12,078
of which: money market paper
4,5
5,858
511
299
6,668
1 Cash flows generally represent a third-party

view from a UBS AG consolidated

perspective, except for Net activity

related to group internal capital transactions

and dividends.

2 Includes dividends received from
associates.

3 Includes funding from UBS Group AG to UBS AG.

4 Balances with an original maturity of three months or less. USD
4,553
m of cash and cash equivalents were restricted.

5 Money market paper is
included in the balance sheet under Financial assets at fair value not held for trading, Other financial assets measured at amortized cost and Financial assets at fair value held for trading.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

245
Note 34

Supplemental guarantor information required

under SEC regulations (continued)

Supplemental guarantor consolidated

income statement
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the year ended 31 December 2022
Interest income from financial instruments measured at

amortized cost and
fair value through other comprehensive income
4,824
3,894
4,661
(1,575)
11,803
Interest expense from financial instruments measured at

amortized cost
(5,449)
(736)
(2,604)
2,093
(6,696)
Net interest income from financial instruments measured

at fair value through
profit or loss and other
881
546
431
(449)
1,410
Net interest income
257
3,704
2,488
68
6,517
Other net income from financial instruments measured

at fair value through
profit or loss
5,541
900
940
112
7,493
Fee and commission income
2,875
4,865
13,766
(660)
20,846
Fee and commission expense
(684)
(464)
(1,327)
652
(1,823)
Net fee and commission income
2,191
4,401
12,439
(8)
19,023
Other income
6,732
203
3,329
(8,382)
1,882
Total revenues
14,721
9,208
19,197
(8,210)
34,915
Credit loss expense / (release)
(17)
50
(3)
(1)
29
Personnel expenses
3,251
1,995
9,835
0
15,080
General and administrative expenses
3,374
3,258
5,029
(2,660)
9,001
Depreciation, amortization and impairment of non-financial

assets
871
340
744
(109)
1,845
Operating expenses
7,496
5,592
15,607
(2,769)
25,927
Operating profit / (loss) before tax
7,242
3,566
3,592
(5,440)
8,960
Tax expense / (benefit)
(28)
638
1,083
151
1,844
Net profit / (loss)
7,270
2,928
2,509
(5,592)
7,116
Net profit / (loss) attributable to non-controlling interests
0
0
32
0
32
Net profit / (loss) attributable to shareholders
7,270
2,928
2,477
(5,592)
7,084
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone

information. Refer to the UBS

AG standalone and UBS Switzerland

AG standalone financial statements
under “Complementary financial

information” at ubs.com/investors

for information prepared

in accordance with

Swiss GAAP.

2 The

”Other subsidiaries“

column includes consolidated

information for

the UBS
Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Supplemental guarantor consolidated statement

of comprehensive income
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the year ended 31 December 2022
Comprehensive income attributable to shareholders
Net profit / (loss)
7,270
2,928
2,477
(5,592)
7,084
Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax
(114)
(197)
(506)
298
(519)
Financial assets measured at fair value through other comprehensive income, net of tax
3
(3)
0
9
0
6
Cash flow hedges, net of tax
(2,791)
(1,359)
(631)
(12)
(4,793)
Cost of hedging, net of tax
45
45
Total other comprehensive income that may be reclassified to the income statement, net of tax
(2,863)
(1,555)
(1,128)
286
(5,260)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax
170
(112)
23
0
81
Own credit on financial liabilities designated at fair value, net of tax
796
796
Total other comprehensive income that will not be reclassified to the income statement, net of tax
966
(112)
23
0
877
Total other comprehensive income
(1,897)
(1,667)
(1,104)
286
(4,383)
Total comprehensive income attributable to shareholders
5,373
1,261
1,373
(5,306)
2,701
Total comprehensive income attributable to non-controlling interests
18
18
Total comprehensive income
5,373
1,261
1,391
(5,306)
2,719
1 Amounts presented for UBS

AG standalone and UBS

Switzerland AG standalone represent

IFRS standalone information. Refer

to the UBS AG

standalone and UBS Switzerland

AG standalone financial statements
under “Complementary

financial information”

at ubs.com/investors

for information

prepared in

accordance

with Swiss

GAAP.

2

The

”Other subsidiaries“

column includes

consolidated information

for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG

significant sub-groups, as well as standalone information for other subsidiaries.

3 Effective 1 April 2022, a portfolio of assets previously
classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 13a for more information.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

246
Note 34

Supplemental guarantor information required

under SEC regulations (continued)

Supplemental guarantor consolidated

balance sheet
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) As of 31 December 2022
Assets
Cash and balances at central banks
48,689
84,465
36,291
0
169,445
Amounts due from banks
39,691
6,357
19,063
(50,441)
14,671
Receivables from securities financing transactions measured at amortized cost
51,493
903
34,110
(18,691)
67,814
Cash collateral receivables on derivative instruments
35,594
1,221
10,074
(11,856)
35,033
Loans and advances to customers
90,168
229,861
101,231
(31,233)
390,027
Other financial assets measured at amortized cost
24,005
9,532
21,880
(2,029)
53,389
Total financial assets measured at amortized cost
289,641
332,339
222,649
(114,250)
730,379
Financial assets at fair value held for trading
95,810
173
13,899
(1,848)
108,034
of which: assets pledged as collateral that may be
sold or repledged by counterparties
41,056
0
5,578
(9,892)
36,742
Derivative financial instruments
149,447
5,925
35,106
(40,368)
150,109
Brokerage receivables
9,763
0
7,814
0
17,576
Financial assets at fair value not held for trading
45,302
4,354
26,843
(17,091)
59,408
Total financial assets measured at fair value through profit or loss
300,321
10,453
83,661
(59,308)
335,127
Financial assets measured at fair value

through other comprehensive income
1,953
0
286
0
2,239
Investments in subsidiaries and associates
54,323
33
0
(53,255)
1,101
Property, equipment and software
5,852
1,654
4,077
(267)
11,316
Goodwill and intangible assets
213
0
6,050
5
6,267
Deferred tax assets
1,624
276
7,470
(16)
9,354
Other non-financial assets
6,930
1,768
951
4
9,652
Total assets
660,856
346,522
325,144
(227,087)
1,105,436
Liabilities
Amounts due to banks

41,395
37,123
51,555
(118,477)
11,596
Payables from securities financing transactions measured at
amortized cost
9,425
247
13,303
(18,774)
4,202
Cash collateral payables on derivative instruments
35,528
1,518
11,191
(11,800)
36,436
Customer deposits
98,628
273,316
132,619
22,608
527,171
Funding from UBS Group AG measured at amortized cost
56,147
0
0
56,147
Debt issued measured at amortized cost
50,706
8,965
1
(173)
59,499
Other financial liabilities measured at amortized cost
4,903
2,221
5,554
(2,287)
10,391
Total financial liabilities measured at amortized cost
296,733
323,391
214,222
(128,903)
705,442
Financial liabilities at fair value held for trading
25,059
183
5,843
(1,570)
29,515
Derivative financial instruments
153,778
6,177
35,314
(40,363)
154,906
Brokerage payables designated at fair value
32,346
0
12,746
(7)
45,085
Debt issued designated at fair value
71,444
0
508
(110)
71,842
Other financial liabilities designated at fair value
17,888
0
17,074
(2,928)
32,033
Total financial liabilities measured at fair value through profit or loss
300,514
6,360
71,484
(44,977)
333,382
Provisions
1,904
239
1,041
(2)
3,183
Other non-financial liabilities
1,630
1,019
3,742
98
6,489
Total liabilities
600,782
331,009
290,490
(173,785)
1,048,496
Equity attributable to shareholders
60,075
15,513
34,313
(53,303)
56,598
Equity attributable to non-controlling interests
342
0
342
Total equity
60,075
15,513
34,655
(53,303)
56,940
Total liabilities and equity
660,856
346,522
325,144
(227,087)
1,105,436
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG

standalone and UBS Switzerland AG standalone

financial statements,
available under “Complementary financial information” at ubs.com/investors, for information prepared in accordance with Swiss GAAP.

2 The ”Other subsidiaries“ column includes consolidated information for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

247
Note 34

Supplemental guarantor information required

under SEC regulations (continued)

Supplemental guarantor consolidated

statement of cash flows
USD m
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated) For the year ended 31 December 2022
Net cash flow from / (used in) operating activities
17,286
(1,165)
(5,491)
10,630
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
(3)
(3)
Disposal of subsidiaries, associates and intangible assets
2
157
453
1,120
1,729
Purchase of property, equipment and software
(562)
(292)
(624)
(1,478)
Disposal of property, equipment and software
161
161
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive
income
(943)
244
(699)
Purchase of debt securities measured at amortized cost
(22,602)
(2,690)
(5,500)
(30,792)
Disposal and redemption of debt securities measured at amortized cost
14,442
870
3,487
18,799
Net cash flow from / (used in) investing activities
(9,346)
(1,663)
(1,274)
(12,283)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
(12,215)
(3)
(31)
(12,249)
Distributions paid on UBS AG shares
(4,200)
(4,200)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
3
78,866
550
41
79,457
Repayment of debt designated at fair value and long-term debt measured at amortized cost
3
(66,526)
(860)
(284)
(67,670)
Net cash flows from other financing activities
(258)
(337)
(595)
Net activity related to group internal capital transactions and dividends
5,217
(2,088)
(3,128)
0
Net cash flow from / (used in) financing activities
884
(2,401)
(3,740)
(5,257)
Total cash flow
Cash and cash equivalents at the beginning of the year
57,895
92,799
57,061
207,755
Net cash flow from / (used in) operating, investing and financing activities
8,824
(5,229)
(10,505)
(6,911)
Effects of exchange rate differences on cash and cash equivalents
(3,111)
(1,338)
(1,196)
(5,645)
Cash and cash equivalents at the end of the year
4
63,608
86,232
45,359
195,200
of which: cash and balances at central banks
4
48,607
84,465
36,291
169,363
of which: amounts due from banks
4
2,957
1,550
8,821
13,329
of which: money market paper
4,5
12,044
216
248
12,508
1 Cash flows generally represent

a third-party view from a UBS

AG consolidated perspective,

except for Net activity related

to group internal capital transactions

and dividends.

2 Includes cash proceeds from

the
sales of: UBS AG’s shareholding

in Mitsubishi Corp.-UBS Realty Inc.; UBS

AG’s wholly owned subsidiary

UBS Swiss Financial Advisers AG (including

a loan portfolio in UBS Switzerland AG);

UBS AG’s US alternative
investments administration

business; and

UBS AG’s

domestic wealth

management business

in Spain.

Also includes

dividends received

from associates.

3 Includes

funding from

UBS Group

AG to

UBS AG.

4 Balances with an original maturity

of three months or less.

USD
4,253
m of cash and cash equivalents

were restricted.

5 Money market paper is

included in the balance sheet under

Financial assets at fair value
held for trading, Financial assets measured at fair value through other comprehensive income,

Financial assets at fair value not held for trading and Other financial assets measured at amortized cost.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

248
Note 34

Supplemental guarantor information required

under SEC regulations (continued)

Supplemental guarantor consolidated

income statement
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the year ended 31 December 2021
Interest income from financial instruments measured at

amortized cost and
fair value through other comprehensive income
3,130
3,652
2,456
(703)
8,534
Interest expense from financial instruments measured at

amortized cost
(2,847)
(520)
(1,024)
1,025
(3,366)
Net interest income from financial instruments measured

at fair value through
profit or loss and other
1,229
254
228
(274)
1,437
Net interest income
1,512
3,386
1,660
48
6,605
Other net income from financial instruments measured

at fair value through
profit or loss
3,751
807
1,369
(83)
5,844
Fee and commission income
3,837
5,204
16,151
(770)
24,422
Fee and commission expense
(810)
(481)
(1,450)
755
(1,985)
Net fee and commission income
3,027
4,723
14,702
(14)
22,438
Other income
7,555
221
1,560
(8,396)
941
Total revenues
15,845
9,137
19,291
(8,445)
35,828
Credit loss expense / (release)
(65)
(98)
(10)
24
(148)
Personnel expenses
3,401
2,098
10,161
1
15,661
General and administrative expenses
4,255
3,442
4,474
(2,696)
9,476
Depreciation, amortization and impairment of non-financial

assets
949
285
755
(114)
1,875
Operating expenses
8,605
5,825
15,390
(2,809)
27,012
Operating profit / (loss) before tax
7,305
3,409
3,910
(5,660)
8,964
Tax expense / (benefit)
203
622
1,090
(11)
1,903
Net profit / (loss)
7,102
2,788
2,820
(5,649)
7,061
Net profit / (loss) attributable to non-controlling interests
0
0
29
0
29
Net profit / (loss) attributable to shareholders
7,102
2,788
2,792
(5,649)
7,032
1 Amounts presented for UBS

AG standalone and UBS

Switzerland AG standalone represent

IFRS standalone information. Refer

to the UBS AG

standalone and UBS Switzerland

AG standalone financial statements
under “Complementary financial

information” at

ubs.com/investors for

information prepared

in accordance

with Swiss GAAP.

2 The

”Other subsidiaries“

column includes consolidated

information for

the UBS
Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Supplemental guarantor consolidated

statement of comprehensive income
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the year ended 31 December 2021
Comprehensive income attributable to shareholders
Net profit / (loss)
7,102
2,788
2,792
(5,649)
7,032
Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax
(1)
(419)
(607)
517
(510)
Financial assets measured at fair value through other
comprehensive income, net of tax
0
(157)
0
(157)
Cash flow hedges, net of tax
(1,129)
(279)
(250)
(17)
(1,675)
Cost of hedging, net of tax
(26)
(26)
Total other comprehensive income that may be reclassified to the income statement, net of tax
(1,155)
(699)
(1,014)
500
(2,368)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax
170
(135)
67
0
102
Own credit on financial liabilities designated at fair value, net of tax
46
46
Total other comprehensive income that will not be reclassified to the income statement, net of tax
217
(135)
67
0
148
Total other comprehensive income
(939)
(834)
(947)
500
(2,220)
Total comprehensive income attributable to shareholders
6,163
1,954
1,845
(5,149)
4,813
Total comprehensive income attributable to non-controlling interests
13
13
Total comprehensive income
6,163
1,954
1,858
(5,149)
4,826
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG

standalone and UBS Switzerland AG

standalone financial statements
under “Complementary

financial information”

at ubs.com/investors

for information

prepared in

accordance with

Swiss GAAP.

2 The

”Other subsidiaries“

column

includes consolidated

information

for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Annual Report 2023
| Consolidated financial statements | UBS

AG consolidated financial statements

249
Note 34

Supplemental guarantor information required

under SEC regulations (continued)

Supplemental guarantor consolidated

statement of cash flows
USD m
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated) For the year ended 31 December 2021
Net cash flow from / (used in) operating activities
5,714
2,131
22,718
30,563
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
(1)
(1)
Disposal of subsidiaries, associates and intangible assets
2
16
0
577
593
Purchase of property, equipment and software
(656)
(276)
(650)
(1,581)
Disposal of property, equipment and software
294
1
295
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive
income
(817)
67
(750)
Purchase of debt securities measured at amortized cost
(1,840)
(45)
(3,038)
(4,922)
Disposal and redemption of debt securities measured at amortized cost
1,033
817
2,658
4,507
Net cash flow from / (used in) investing activities
(1,970)
495
(385)
(1,860)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
(3,073)
(21)
0
(3,093)
Distributions paid on UBS AG shares
(4,539)
(4,539)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
3
97,250
1,177
193
98,619
Repayment of debt designated at fair value and long-term debt measured at amortized cost
3
(78,385)
(1,093)
(320)
(79,799)
Net cash flows from other financing activities
(280)
20
(261)
Net activity related to group internal capital transactions and dividends
5,240
(537)
(4,702)
0
Net cash flow from / (used in) financing activities
16,212
(475)
(4,811)
10,927
Total cash flow
Cash and cash equivalents at the beginning of the year
39,400
93,342
40,689
173,430
Net cash flow from / (used in) operating, investing and financing activities
19,957
2,151
17,523
39,630
Effects of exchange rate differences on cash and cash equivalents
(1,462)
(2,693)
(1,151)
(5,306)
Cash and cash equivalents at the end of the year
4
57,895
92,799
57,061
207,755
of which: cash and balances at central banks
4
53,729
91,031
47,946
192,706
of which: amounts due from banks
4
3,258
1,588
8,975
13,822
of which: money market paper
4,5
908
179
139
1,227
1 Cash flows generally represent

a third-party view from a UBS

AG consolidated perspective,

except for Net activity related

to group internal capital transactions

and dividends.

2 Includes cash proceeds from

the
sale of the minority stake in Clearstream Fund Centre AG and dividends received from associates.

3 Includes funding from UBS Group AG to UBS AG.

4 Balances with an original maturity of three months or less.
USD
3,408
m of cash and cash equivalents were restricted.

5 Money market paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading and Other financial assets measured at amortized cost.
▲

Annual Report 2023 |
Additional regulatory information

250
Additional regulatory
information

251
UBS AG consolidated supplemental disclosures
required under SEC regulations
251
A – Introduction
251
B – Selected financial data
251
Selected Information
251
Dividends received from investments in subsidiaries and
associates
252
Balance sheet data
252
C – Information about the company
252
Property, plant and equipment
253
D – Information required by Subpart 1400 of
Regulation S-K
253
Selected statistical information
253
Average balances and interest rates
255
Analysis of changes in interest income and expense
257
Deposits
257
Uninsured deposits
258
Investments in debt instruments
258
Loan portfolio
258
Allowance for credit loss
es

Annual Report 2023 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

251
UBS AG consolidated supplemental disclosures
required under SEC regulations
A –

Introduction
The

following

pages

contain

supplemental

UBS

AG

disclosures

that

are

required

under

US

Securities

and

Exchange
Commission (SEC) regulations. UBS

AG’s consolidated financial statements have

been prepared in accordance

with IFRS
Accounting

Standards

as

issued

by

the

International

Accounting

Standards

Board

(the

IASB)

and

are

denominated

in
US dollars.

B – Selected financial data
Selected information
As of or for the year ended
31.12.23 31.12.22 31.12.21
Registered ordinary shares (number)

3,858,408,466

3,858,408,466

3,858,408,466
Treasury shares (number)

0

0

0
Dividends received from investments in subsidiaries and associates
In 2023, UBS

AG received

dividends of USD 5,430m

(2022: USD 6,465m; 2021:

USD 6,401m) from

its subsidiaries and
associates. Dividends disclosed

have been translated

to US dollars

from the functional

currency of the

entity paying the
dividend, using the closing exchange rate of the month the

dividend was received.

Annual Report 2023 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

252
Balance sheet data
USD m 31.12.23 31.12.22 31.12.21
Assets
Cash and balances at central banks

171,806

169,445

192,817
Amounts due from banks

28,206

14,671

15,360
Receivables from securities financing transactions at amortized cost

74,128

67,814

75,012
Cash collateral receivables on derivative instruments

32,300

35,033

30,514
Loans and advances to customers

405,633

390,027

398,693
Other financial assets measured at amortized cost 54,334 53,389 26,236
Total financial assets measured at amortized cost

766,407

730,379

738,632
Financial assets at fair value held for trading

135,098

108,034

131,033
of which: assets pledged as collateral that may be sold or repledged by counterparties

44,524

36,742

43,397
Derivative financial instruments

131,728

150,109

118,145
Brokerage receivables

20,883

17,576

21,839
Financial assets at fair value not held for trading

63,754

59,408

59,642
Total financial assets measured at fair value through profit or loss

351,463

335,127

330,659
Financial assets measured at fair value through other comprehensive income

2,233

2,239

8,844
Investments in associates

983

1,101

1,243
Property, equipment and software

11,044

11,316

11,712
Goodwill and intangible assets

6,265

6,267

6,378
Deferred tax assets

9,244

9,354

8,839
Other non-financial assets

8,377

9,652

9,836
Total assets

1,156,016

1,105,436

1,116,145
Liabilities
Amounts due to banks

16,720

11,596

13,101
Payables from securities financing transactions at amortized cost

5,782

4,202

5,533
Cash collateral payables on derivative instruments

34,886

36,436

31,801
Customer deposits 555,673 527,171 544,834
Funding from UBS Group AG measured at amortized cost

67,282

56,147

57,295
Debt issued measured at amortized cost

69,784

59,499

82,432
Other financial liabilities measured at amortized cost 12,713 10,391 9,765
Total financial liabilities measured at amortized cost

762,840

705,442

744,762
Financial liabilities at fair value held for trading

31,712

29,515

31,688
Derivative financial instruments

140,707

154,906

121,309
Brokerage payables designated at fair value

42,275

45,085

44,045
Debt issued designated at fair value

86,341

71,842

71,460
Other financial liabilities designated at fair value

27,366

32,033

32,414
Total financial liabilities measured at fair value through profit or loss

328,401

333,382

300,916
Provisions

2,524

3,183

3,452
Other non-financial liabilities

6,682

6,489

8,572
Total liabilities

1,100,448

1,048,496

1,057,702
Equity attributable to shareholders

55,234

56,598

58,102
Equity attributable to non-controlling interests

335

342

340
Total equity

55,569

56,940

58,442
Total liabilities and equity

1,156,016

1,105,436

1,116,145

C – Information about the company
Property, plant and equipment
As

of

31

December

2023,

UBS

AG

operated

in

about

644

business

and

banking

locations

worldwide,

of

which
approximately

33% were

in Switzerland,

50% in

the Americas,

9% in

the rest

of Europe,

the Middle

East and

Africa,
and 8% in Asia Pacific.

Of the business and banking locations in

Switzerland, 22% were owned directly by UBS AG, with
the

remainder,

along

with

most

of UBS

AG’s

offices

outside

Switzerland,

being

held

under

commercial

leases.

These
premises are

subject to

continuous maintenance

and upgrading

and are

considered

suitable and

adequate for

current
and anticipated operations.

Annual Report 2023 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

253
D – Information required by Subpart 1400 of Regulation

S-K
Selected statistical information
The

tables

below

set

forth

selected

statistical

information

regarding

UBS

AG’s

banking

operations

extracted

from

its
financial statements. Unless otherwise indicated,

average balances for the

years ended 31

December 2023, 31 December
2022

and

31 December

2021

are

calculated

from

monthly

data.

Unless

otherwise

indicated,

the

distinction

between
domestic (Swiss) and foreign (non-Swiss) is generally

based on the booking location.

Average balances and interest rates
The tables below set forth average interest-earning assets and average interest-bearing liabilities, along with the average yield, for

2023, 2022

and 2021.

Refer to

“Note 3

Net interest income and other net income from financial instruments measured at fair value through profit or loss”

in the “Consolidated

financial statements”

section of this

report for

more
information about interest income and interest

expense.
For the year ended 31.12.23 31.12.22 31.12.21
USD m, except where indicated
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Assets
Balances at central banks
Domestic

84,775

1,267

1.5

99,777

92

0.1

98,804

(105)

(0.1)
Foreign

70,892

2,946

4.2

88,267

595

0.7

71,529

(31)

0.0
Amounts due from banks
Domestic

7,370

323

4.4

2,966

50

1.7

3,158

40

1.3
Foreign

10,937

48

0.4

12,205

8

0.1

12,961

12

0.1
Receivables from securities financing transactions measured
at amortized cost
1
Domestic

3,592

167

4.6

6,431

30

0.5

9,435

(28)

(0.3)
Foreign

75,553

3,016

4.0

70,942

1,105

1.6

79,297

234

0.3
Loans and advances to customers
Domestic

243,241

5,868

2.4

225,540

3,212

1.4

229,794

3,214

1.4
Foreign

150,165

7,472

5.0

160,496

4,824

3.0

160,869

2,698

1.7
Financial assets at fair value
1,2
Domestic

6,970

199

2.9

5,922

50

0.8

10,023

11

0.1
Foreign

172,570

6,782

3.9

151,672

2,113

1.4

169,368

1,203

0.7
Other interest-earning assets
Domestic

8,840

181

2.1

8,226

125

1.5

7,477

121

1.6
Foreign

71,488

2,171

3.0

63,108

858

1.4

47,042

298

0.6
Total interest-earning assets
3

906,393

30,440

3.4

895,553

13,064

1.5

899,757

7,666

0.9
Net interest income on swaps

2,253

1,812

1,558
Interest income on off-balance sheet securities and other

747

677

472
Interest income and average interest-earning assets

906,393

33,440
4

3.7

895,553

15,553
4

1.7

899,757

9,695
4

1.1
Non-interest-earning assets
5

282,137

297,691

296,300
Total average assets

1,188,531

1,193,244

1,196,057
1 Reverse repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS Accounting Standards.

2 Includes financial
assets at fair

value held for

trading, financial assets

at fair value

not held for

trading, financial assets

at fair value

through other comprehensive

income and brokerage

receivables.

3 Non-taxable positions and
amounts were not material for the years presented.

4 For the purpose of this disclosure, negative interest income on assets is presented as a reduction to interest income, while in the consolidated income statement negative interest

income on

assets is

presented as

interest expense.

Refer to

“Note 3

Net interest

income and

other net

income from

financial instruments

measured at

fair value

through profit

or loss”

in the
“Consolidated financial statements” section of this report for more information.

5 Mainly includes derivative financial instruments, equity instruments at fair value held for trading and financial assets for unit-linked investment contracts.

Annual Report 2023 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

254
Average balances and interest rates (continued)
For the year ended 31.12.23 31.12.22 31.12.21
USD m, except where indicated
Average
balance
Interest
expense
Average

interest

rate (%)
Average
balance
Interest
expense
Average

interest

rate (%)
Average
balance
Interest
expense
Average

interest

rate (%)
Liabilities and equity
Amounts due to banks
Domestic

9,890

158

1.6

10,733

3

0.0

10,369

(32)

(0.3)
Foreign

5,026

174

3.5

3,255

44

1.3

2,897

18

0.6
Payables from securities financing transactions measured at
amortized cost
1
Domestic

3,225

163

5.0

3,357

40

1.2

4,786

1

0.0
Foreign

16,552

853

5.2

13,351

289

2.2

14,161

209

1.5
Customer deposits
Domestic

276,288

1,663

0.6

275,270

(61)

0.0

293,028

(281)

(0.1)
of which: demand deposits

119,796

500

0.4

149,357

(141)

(0.1)

162,016

(273)

(0.2)
of which: savings and sweep deposits

122,954

243

0.2

119,685

6

0.0

126,290

4

0.0
of which: time deposits

33,538

920

2.7

6,227

74

1.2

4,721

(12)

(0.3)
Foreign

243,413

7,722

3.2

246,072

1,820

0.7

232,165

107

0.0
of which: demand deposits

38,043

626

1.6

66,987

120

0.2

82,226

(31)

0.0
of which: savings and sweep deposits

75,671

2,176

2.9

111,130

578

0.5

99,847

81

0.1
of which: time deposits

129,698

4,920

3.8

67,956

1,121

1.7

50,092

58

0.1
Funding from UBS Group AG
Domestic

61,922

2,416

3.9

56,884

1,875

3.3

56,008

1,699

3.0
Commercial paper
Domestic

1

0

0.0

1

0

0.0

292

0

0.0
Foreign

20,858

1,097

5.3

20,452

256

1.3

24,461

33

0.1
Other short-term debt issued measured at amortized cost
Domestic

322

4

1.3

366

4

1.2

13

0

(0.1)
Foreign

12,023

610

5.1

11,927

124

1.0

18,473

37

0.2
Long-term debt issued measured at amortized cost
Domestic

11,830

211

1.8

11,538

184

1.6

12,352

192

1.6
Foreign

17,177

492

2.9

22,929

439

1.9

27,820

491

1.8
Financial liabilities at fair value (excluding debt issued
designated at fair value)
1,2
Domestic

374

11

3.0

289

11

3.7

421

3

0.8
Foreign

154,909

5,578

3.6

141,526

1,476

1.0

139,374

81

0.1
Debt issued designated at fair value
Domestic

7,304

209

2.9

7,400

43

0.6

7,806

(20)

(0.3)
Foreign

72,610

3,451

4.8

63,470

1,283

2.0

60,388

429

0.7
Other interest-bearing liabilities
Domestic

2,174

62

2.8

2,872

14

0.5

2,884

(7)

(0.2)
Foreign

33,639

1,229

3.7

38,838

429

1.1

34,833

101

0.3
Total interest-bearing liabilities

949,537

26,104

2.7

930,531

8,273

0.9

942,531

3,060

0.3
Swap interest on hedged debt instruments and other
swaps

2,061

40

(765)
Interest expense on off-balance sheet securities and other

710

723

797
Interest expense and average interest-bearing liabilities

949,537

28,874
3

3.0

930,531

9,035
3

1.0

942,531

3,091
3

0.3
Non-interest-bearing liabilities
4

183,979

206,337

196,273
Total liabilities

1,133,517

1,136,868

1,138,804
Total equity

55,014

56,376

57,254
Total average liabilities and equity

1,188,531

1,193,244

1,196,057
Net interest income

4,566

6,517

6,604
Net yield on interest-earning assets

0.5

0.7

0.7
1 Repurchase agreements are presented on a gross

basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS Accounting Standards.

2 Includes financial liabilities
at fair value held for trading, other financial liabilities

designated at fair value and brokerage payables designated at fair value.

3 For the purpose of this disclosure, negative interest expense on liabilities is presented
as a reduction to interest expense, while in the consolidated income statement negative interest income on liabilities is presented as interest income. Refer to “Note 3 Net interest income and other net income from
financial instruments measured at fair value through

profit or loss” in the “Consolidated financial statements”

section of this report for more information.

4 Mainly includes derivative financial instruments,

equity
instruments at fair value held for trading and financial liabilities related to unit-linked investment contracts.
The percentage of total average interest-earning assets attributable to foreign activities was 61% for 2023 (2022: 61%;
2021: 60%).

The

percentage

of total

average

interest-bearing

liabilities

attributable

to foreign

activities

was

61% for
2023 (2022: 60%;

2021: 59%). All

assets and liabilities

are translated into

US dollars

at uniform

month-end rates. Interest
income and expense are translated at monthly average

rates.
Average rates earned and

paid on assets and

liabilities can change from

period to period based

on the changes in

interest
rates in

general, but

are also

affected by

changes in

the currency

mix included

in the

assets and

liabilities. Tax-exempt
income is

not recorded

on a

tax-equivalent basis.

For all

three years

presented, tax-exempt

income is

considered to

be
insignificant, and the effect from such income is therefore

negligible.

Annual Report 2023 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

255
Analysis of changes in interest income and expense
The tables below

provide information,

by categories of

interest-earning assets and

interest-bearing liabilities,

about the
changes in

interest income

and expense

due to

changes in

volume and

interest rates

for the

year ended

31 December
2023 compared with the year ended 31 December 2022, and for the year ended 31 December 2022 compared with the year

ended 31 December

2021. The

change in

average volume

represents

the change

in the

current

average balance
compared with the average balance from the prior year with respect to the average rate of the prior year.

The change in
average rate represents the

difference between the net

change in interest

income and expense

and the change

in average
volume.

2023 compared with 2022 2022 compared with 2021
Increase / (decrease)
due to changes in
1
Increase / (decrease)
due to changes in
USD m
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest income from interest-earning assets
Balances at central banks
Domestic

(14)

1,189

1,175

(1)

198

197
Foreign

(117)

2,467

2,350

(7)

633

626
Amounts due from banks
Domestic

75

198

273

(2)

12

10
Foreign

(1)

42

41

(1)

(3)

(4)
Receivables from securities financing transactions measured at amortized cost
Domestic

(13)

149

136

9

49

58
Foreign

72

1,839

1,911

(25)

896

871
Loans and advances to customers
Domestic

252

2,403

2,655

(59)

58

(1)
Foreign

(311)

2,959

2,648

(6)

2,133

2,127
Financial assets at fair value
Domestic

9

140

149

(5)

44

39
Foreign

291

4,378

4,669

(126)

1,036

910
Other interest-earning assets
Domestic

9

47

56

12

(8)

4
Foreign

114

1,199

1,313

102

458

560
Interest income
Domestic

318

4,126

4,444

(46)

354

308
Foreign

48

12,884

12,932

(63)

5,154

5,091
Total interest income from interest-earning assets

366

17,010

17,376

(109)

5,507

5,398
Net interest income on swaps

441

254
Interest income on off-balance sheet securities and other

70

205
Total interest income

17,887

5,858
1 In 2023, the Swiss franc and the euro strengthened significantly against the US dollar.

This effect is included within the variances disclosed in this table.

Annual Report 2023 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

256
Analysis of changes in interest income and expense

(continued)
2023 compared with 2022 2022 compared with 2021
Increase / (decrease)
due to changes in
1
Increase / (decrease)
due to changes in
USD m
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest expense on interest-bearing liabilities
Amounts due to banks
Domestic

0

155

155

(1)

36

35
Foreign

24

106

130

2

23

25
Payables from securities financing transactions measured at amortized cost
Domestic

(2)

124

122

0

39

39
Foreign

69

495

564

(12)

92

80
Customer deposits

Domestic

351

1,373

1,724

17

203

220
of which: demand deposits

28

613

641

21

111

132
of which: savings and sweep deposits

0

237

237

0

2

2
of which: time deposits

323

523

846

(4)

90

86
Foreign

(20)

5,923

5,903

6

1,707

1,713
of which: demand deposits

(52)

558

506

6

145

151
of which: savings and sweep deposits

(184)

1,782

1,598

9

488

497
of which: time deposits

1,019

2,779

3,798

21

1,043

1,064
Funding from UBS Group AG

Domestic

166

375

541

27

149

176
Commercial paper
Domestic

0

0

0

0

0

0
Foreign

5

836

841

(5)

228

223
Other short-term debt issued measured at amortized cost
Domestic

(1)

1

0

0

5

5
Foreign

1

485

486

(13)

100

87
Long-term debt issued measured at amortized cost
Domestic

5

22

27

(13)

5

(8)
Foreign

(110)

163

53

(86)

34

(52)
Financial liabilities at fair value (excluding debt issued designated at fair value)
Domestic

3

(2)

1

(1)

8

7
Foreign

140

3,962

4,102

1

1,395

1,396
Debt issued designated at fair value
Domestic

(1)

167

166

1

61

62
Foreign

185

1,983

2,168

22

832

854
Other interest-bearing liabilities
Domestic

(3)

51

48

0

21

21
Foreign

(57)

858

801

12

316

328
Interest expense
Domestic

518

2,265

2,783

30

529

559
Foreign

237

14,811

15,048

(73)

4,727

4,654
Total interest expense on interest-bearing liabilities

755

17,076

17,831

(43)

5,256

5,213
Swap interest on hedged debt instruments and other swaps

2,021

805
Interest expense on off-balance sheet securities and other

(12)

(74)
Total interest expense

19,839

5,944
1 In 2023, the Swiss franc and the euro strengthened significantly against the US dollar.

This effect is included within the variances disclosed in this table.

Annual Report 2023 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

257
Deposits
The table below analyzes average deposits and

average rates on each deposit category for the years

ended 31 December
2023, 31 December 2022 and 31 December 2021.

For the purpose of this

disclosure, foreign deposits represent deposits
from

depositors

who

are

based

outside

of

Switzerland.

Deposits

by

foreign

depositors

in

domestic

offices

were
USD 60,596m as of 31 December 2023 (31 December

2022: USD 59,897m; 31 December 2021: USD 77,070m)

.
31.12.23 31.12.22 31.12.21
USD m, except where indicated
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Due to banks
Domestic

Demand deposits

766

(0.1)

908

(0.3)

927

(0.5)
Time deposits

2,301

2.7

2,793

0.5

3,026

0.0
Total domestic

3,067

2.0

3,700

0.3

3,953

(0.1)
Foreign 1
Demand deposits

5,118

1.0

5,774

0.0

5,414

(0.6)
Time deposits

6,731

3.3

4,513

0.8

3,899

0.5
Total Foreign

11,849

2.3

10,288

0.3

9,313

(0.1)
Total due to banks

14,916

2.2

13,988

0.3

13,266

(0.1)
Customer deposits
Domestic

Demand deposits

88,794

0.6

97,217

(0.1)

103,267

(0.2)
Savings and sweep deposits

111,750

0.2

109,039

0.0

114,792

0.0
Time deposits

31,742

2.4

9,715

0.4

10,306

(0.2)
Total domestic

232,285

0.7

215,971

0.0

228,366

(0.1)
Foreign
1
Demand deposits

69,046

0.9

119,127

0.1

140,975

(0.1)
Savings and sweep deposits

86,875

2.5

121,776

0.5

111,345

0.1
Time deposits

131,494

3.9

64,468

1.8

44,507

0.1
Total foreign

287,415

2.7

305,370

0.6

296,826

0.0
Total customer deposits

519,701

1.8

521,342

0.3

525,192

0.0
1 For the

purpose of this

table, the distinction

between foreign and

domestic deposits is

based on the

domicile of the

depositor, while

foreign and domestic

deposits disclosed in

previous tables are

based on the
booking location.
Uninsured deposits
From the

combined total

of Due

to banks

and Customer

deposits as

of 31 December

2023, total

estimated uninsured
deposits were

USD 415bn (31

December

2022: USD 365bn;

31 December

2021: USD

395bn).

Uninsured

deposits are
deposits that

are in excess

of local

deposit insurance

or protection

scheme limits

in the

key locations

in which

UBS AG
operates, calculated based

on the respective

local regulations, as

well as deposits

in uninsured accounts.

The main deposit
insurance

schemes

applicable

to

UBS

AG

deposits

are

the

Swiss

depositor

protection

scheme

in

Switzerland

(which
protects

applicable

deposits

up

to

a

maximum

of

CHF 100,000

per

client

and

per

bank

or

securities

firm),

the
Compensation Scheme of German Banks in combination with the Deposit Protection Fund of the

Association of German
Banks in Germany (which

protects applicable deposits up to

a maximum of EUR 5m per client

and EUR 50m per

business)
and the Federal Deposit Insurance Corporation (the FDIC) scheme in the Americas (which protects applicable deposits up
to a maximum of USD 250,000 per depositor, per insured bank,

for each account ownership category).
The table below presents the maturity of

estimated uninsured time deposits as of 31 December 2023. Where a depositor
holds multiple accounts, which in aggregate are

in excess of a deposit insurance or protection

limit, the insured amount
is first allocated to the account with the shortest time to

maturity.

USD m

Uninsured time deposits
1
Within 3 months

141,142
3 to 6 months

23,182
6 to 12 months

21,263
Over 12 months

13,704
Total uninsured time deposits as of 31 December 2023

199,292
1 Amounts are estimated based on the methodologies defined in each local jurisdiction. As of 31 December 2023, there were no US time deposits subject to the FDIC scheme that were in excess of the FDIC insurance
limit.

Annual Report 2023 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

258
Investments in debt instruments
The table below presents the

carrying amount and weighted

average yield of debt

instruments presented within Financial
assets measured

at fair

value through

other comprehensive

income and

Other financial

assets

measured

at amortized
cost on the balance sheet by contractual maturity bucket. The yield for each range of maturities is calculated by dividing
the annualized interest

income by the average

balance of the investment

per contractual maturity

bucket. The maturity
information presented

does not consider

any early

redemption features

,

and debt

instruments without

fixed maturities
are not included.
Within 1 year 1 to 5 years 5 to 10 years Over 10 years
USD m, except where indicated
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Total
Carrying
amount
Debt instruments measured at fair value
through other comprehensive income
Government bills / bonds

10

0.86

10
Corporate and other

2,151

4.65

72

2.56

2,223
Subtotal as of 31 December 2023

2,161

72

2,233
Debt securities measured at amortized cost
Asset-backed securities

289

1.56

1,569

2.57

6,662

2.87

8,520
Government bills / bonds

4,354

1.96

6,605

2.20

4,005

2.03

2,302

3.78

17,266
Corporate and other

1,315

1.17

12,739

2.27

3,405

2.37

17,459
Subtotal as of 31 December 2023

5,669

19,633

8,979

8,964

43,245
Total as of 31 December 2023

7,830

19,705

8,979

8,964

45,478

Loan portfolio
The table below provides the

maturity profile of UBS AG’s

core loan portfolio as of

31 December 2023. The contractual
maturity

is

based

on

carrying

amounts

and

includes

the

effect

of

callable

features.

For

loans

due

after

one

year,

a
breakdown between fixed and adjustable or floating

interest rates is also provided.
USD m 31.12.23
Within 1 year 1 to 5 years 5 to 15 years Over 15 years Total of which: over 1 year
Fixed rate
Adjustable or
floating rate
Private clients with mortgages

14,071

99,663

32,527

28,138

174,400

82,007

78,321
Real estate financing

22,843

22,822

8,595

44

54,305

18,759

12,702
Large corporate clients

5,382

7,867

1,181

0

14,431

3,231

5,817
SME clients

7,126

4,408

1,161

0

12,694

3,160

2,408
Lombard

111,361

6,277

287

0

117,924

5,962

602
Credit cards

2,041

0

0

0

2,041

0

0
Commodity trade finance

2,718

172

0

0

2,889

89

82
Other loans and advances to customers

15,356

9,504

2,027

62

26,949

1,486

10,107
Loans to financial advisors

92

711

1,497

316

2,615

2,524

0
Total

180,989

151,424

47,275

28,560

408,248

117,218

110,041

Allowance for credit losses
For the years

ended 31 December

2023, 31 December

2022 and 31

December 2021,

the ratio of

net charge-offs

(i.e.,
write-offs

of

expected

credit

loss

allowances

to

gross

carrying

amount

of

the

average

loans

outstanding)

during

the
period was

not material

for UBS

AG’s core

loan portfolio,

both on

an overall

basis and

on an

individual loan

category
basis.

Total

write-offs

for

31 December

2023

were

USD 77m

(31 December

2022:

USD 95m,

31 December

2021:
USD 137m). Refer to the coverage ratio tables in “Note 9 Financial assets at amortized cost and other positions in scope
of expected credit

loss measurement”

in the “Consolidated

financial statements”

section of this

report for

the ratio of
expected credit loss allowances to total loans

outstanding at each period end.

Annual Report 2023 |
Appendix

259
Appendix
Alternative performance measures
Alternative performance measures
An alternative

performance measure (an

APM) is

a financial

measure of

historical or

future financial

performance, financial
position

or

cash

flows

other

than

a

financial

measure

defined

or

specified

in

the

applicable

recognized

accounting
standards

or

in

other

applicable

regulations.

A

number

of

APMs

are

reported

in

the

discussion

of

the

financial

and
operating performance

of the

external reports

(annual, quarterly

and other

reports). APMs

are used

to provide

a more
complete picture of operating performance and

to reflect management’s view of

the fundamental drivers of the business
results.

A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information

content

are

presented

in
alphabetical order

in the table

below. These

APMs may

qualify as non-GAAP

measures as

defined by US

Securities and
Exchange Commission (SEC) regulations.
APM label
Calculation

Information content
Active Digital Banking clients in
Corporate & Institutional Clients (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships or legal
entities operated by Corporate & Institutional

Clients,
excluding clients that do not have an account,

mono-
product clients and clients that have defaulted on
loans or credit facilities. At the end of each month,
any client that has logged on at least once in

that
month is determined to be “active” (a log-in

time
stamp is allocated to all business relationship numbers
or per legal entity in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) which are serviced by Corporate &
Institutional Clients.
Active Digital Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships operated
by Personal Banking, excluding persons

under the age
of 15, clients who do not have a private account,
clients domiciled outside Switzerland and clients

who
have defaulted on loans or credit facilities. At the

end
of each month, any client that has logged on

at least
once in that month is determined to be “active”

(a
log-in time stamp is allocated to all business
relationship numbers in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships operated
by Personal Banking, excluding persons

under the age
of 15, clients who do not have a private account,
clients domiciled outside Switzerland and clients

who
have defaulted on loans or credit facilities. At the

end
of each month, any client that has logged on

via the
mobile app at least once in that month is determined
to be “active” (a log-in time stamp is allocated

to all
business relationship numbers in a digital banking
contract).
This measure provides information about the
proportion of active Mobile Banking clients in the
total number of UBS clients (within the
aforementioned meaning) who are serviced by
Personal Banking.
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with gross income.
Fee and trading income for Corporate

&
Institutional Clients (USD and CHF)
– Personal & Corporate Banking
Calculated as the total of recurring net fee and
transaction-based income for Corporate &
Institutional Clients.
This measure provides information about the amount
of fee and trading income for Corporate

&
Institutional Clients.

Annual Report 2023 |
Appendix

260
APM label
Calculation

Information content
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.,
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.

This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.

Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Investment products for Personal
Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the sum of investment funds

(including
UBS Vitainvest third-pillar pension funds, as

well as
money market funds), mandates and third-party life
insurance operated in Personal Banking.
This measure provides information about the volume
of investment funds (including UBS Vitainvest

third-
pillar pension funds, as well as money

market funds),
mandates and third-party life insurance operated in
Personal Banking.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable),
plus interest and dividends, divided by total invested
assets at the beginning of the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.

Annual Report 2023 |
Appendix

261
APM label
Calculation

Information content
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.
Net new investment products for
Personal Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and

outflows
of investment products during a specific period.
This measure provides information about the
development of investment products during a specific
period as a result of net new investment product
flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net new money growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable)
divided by total invested assets at the beginning

of
the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of the
UBS Group Annual Report 2023 for more
information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of the
UBS Group Annual Report 2023 for more
information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.

Annual Report 2023 |
Appendix

262
APM label
Calculation

Information content
Return on attributed equity (%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital (%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity (%) Calculated as annualized net profit attributable to shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross (%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity (%) Calculated as annualized net profit attributable to shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
›
Refer to the “Group performance” section of the
UBS Group Annual Report 2023 for more
information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period,

while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on common equity
tier 1 capital (%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital,

while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.

Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

Annual Report 2023 |
Appendix

263
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

Accounting Standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

Annual Report 2023 |
Appendix

264
Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may
appear in this particular report.

Annual Report 2023 |
Appendix

265
Information sources

Reporting publications
Annual publications
UBS AG Annual

Report
: Published in

English,

this report provides

descriptions of: the

UBS AG

(consolidated) performance;
the strategy

and performance

of the

business divisions

and Group Items;

risk, treasury

and capital

management; corporate
governance; and financial information, including the financial statements.

Compensation Report
: This report discusses the

compensation framework and provides information about compensation for

the

Board

of

Directors

and

the

Group

Executive

Board

members.

It

is

available

in

English

and

German
( “Vergütungsbericht
”) and represents a component of the UBS Group Annual

Report.
Sustainability

Report
:

Published

in

English,

the

Sustainability

Report

provides

disclosures

on

environmental,

social

and
governance topics related to the UBS Group. It also provides certain disclosures related to diversity, equity and inclusion.
Quarterly publications

Quarterly

financial

report
:

This

report

provides

an

update

on

performance

and

strategy

(where

applicable)

for

the
respective quarter. It is available in English.
The

annual and

quarterly

publications

are

available

in

.pdf

and

online

formats

at
ubs.com/investors
,

under

“Financial
information.”

Starting

with

the

Annual

Report

2022,

printed

copies,

in

any

language,

of the

aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor Relations”

website at
ubs.com/investors

provides the following

information about UBS:

results-related news
releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange

Commission

(the
SEC); information for

shareholders, including

UBS share

price charts,

as well as

data and dividend

information, and

for
bondholders; the corporate calendar; and presentations by management for investors and financial analysts. Information
is available online in English, with some information also

available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations .
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US Securities

and Exchange Commission
UBS files

periodic

reports

with

and submits

other

information

to

the

SEC.

Principal

among

these

filings

is the

annual
report on Form 20-F, filed pursuant to

the US Securities Exchange Act of 1934.

The filing of Form 20-F is structured

as a
wraparound document. Most sections of the filing

can be satisfied by referring to the

UBS AG Annual Report. However,
there is a

small amount of

additional information in Form 20-F

that is not

presented elsewhere and is

particularly targeted
at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that filed with the SEC is available on the SEC’s website:
sec.gov
. Refer to
ubs.com/investors

for more information.

Annual Report 2023 |
Appendix

266
Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements,” including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual developments and results to differ materially from UBS’s expectations. In particular,

terrorist activity and conflicts

in the Middle East,
as well as the continuing Russia–Ukraine

war, may have significant impacts on global markets,

exacerbate global inflationary pressures, and slow

global growth.
In addition,

the ongoing

conflicts may

continue to

cause significant

population displacement,

and lead

to shortages

of vital

commodities, including

energy
shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect
to the Russia–Ukraine war, coordinated successive

sets of sanctions on

Russia and Belarus,

and Russian and Belarusian

entities and nationals, and

the uncertainty
as to whether

the ongoing conflicts will

widen and intensify,

may continue to

have significant adverse effects

on the market and

macroeconomic conditions,
including in

ways that

cannot be

anticipated. UBS’s

acquisition of

the Credit

Suisse Group

has materially

changed our

outlook and

strategic direction

and
introduced new operational challenges. The integration

of the Credit Suisse entities into the UBS structure is expected to take between three and five years and
presents significant

risks, including

the risks that

UBS Group AG

may be unable

to achieve

the cost reductions

and other benefits

contemplated by

the transaction.
This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also

include, but are not limited to:

(i) the degree to which UBS is successful

in the execution of its

strategic plans, including its cost
reduction and efficiency initiatives

and its ability to manage

its levels of risk-weighted

assets (RWA) and leverage ratio

denominator (LRD), liquidity

coverage ratio
and other financial resources,

including changes in RWA assets

and liabilities arising from higher

market volatility and the size

of the combined Group; (ii) the
degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of
the acquisition of the Credit Suisse

Group; (iii) increased inflation and interest rate

volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in

which UBS operates or

to which it is

exposed, including movements

in securities prices or liquidity, credit spreads, currency

exchange rates,
deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of

UBS’s clients and
counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS’s
credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to

meet requirements

for debt

eligible for

total loss-absorbing

capacity (TLAC),

in particular

in light

of the

acquisition of

the Credit

Suisse Group;
(vi) changes in central

bank policies or

the implementation

of financial legislation

and regulation in

Switzerland, the

US, the UK,

the EU and

other financial

centers
that have imposed, or resulted

in, or may do so

in the future, more stringent

or entity-specific capital,

TLAC, leverage ratio, net

stable funding ratio, liquidity

and
funding

requirements,

heightened

operational

resilience

requirements,

incremental

tax

requirements,

additional

levies,

limitations

on

permitted

activities,
constraints on remuneration, constraints

on transfers of capital

and liquidity and sharing of

operational costs across the

Group or other measures, and the

effect
these will

or would

have on

UBS’s business

activities; (vii) UBS’s

ability to

successfully implement

resolvability and

related regulatory requirements

and the

potential
need to make further changes to the

legal structure or booking model of

UBS in response to legal and regulatory requirements

and any additional requirements
due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with
sanctions in a timely

manner and for the detection

and prevention of money

laundering to meet evolving

regulatory requirements and expectations,

in particular
in current geopolitical turmoil; (ix)

the uncertainty arising from domestic

stresses in certain major economies;

(x) changes in UBS’s competitive

position, including
whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of
business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible

constraints or sanctions that regulatory authorities

might impose on UBS, due to litigation, contractual

claims
and regulatory

investigations, including the

potential for

disqualification from

certain businesses, potentially

large fines

or monetary

penalties, or

the loss

of
licenses or privileges as

a result of

regulatory or other governmental sanctions, as

well as the effect

that litigation, regulatory and similar

matters have on the
operational risk component of our RWA, including as a result of its acquisition of the Credit Suisse Group, as well as

the amount of capital available for return
to shareholders; (xiii) the effects on UBS’s business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in
UBS’s policies

and practices;

(xiv) UBS’s ability

to retain

and attract

the employees

necessary to

generate revenues

and to

manage, support

and control

its
businesses, which may be

affected by competitive factors;

(xv) changes in accounting

or tax standards or

policies, and determinations

or interpretations affecting
the

recognition

of

gain

or

loss,

the

valuation

of

goodwill,

the

recognition

of

deferred

tax

assets

and

other matters;

(xvi) UBS’s ability

to

implement new
technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service
providers, some of which may not be

regulated to the same extent; (xvii) limitations on the

effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling,

and of financial models

generally; (xviii) the occurrence of

operational failures, such as

fraud, misconduct, unauthorized
trading, financial crime, cyberattacks,

data leakage and systems failures,

the risk of which is increased

with cyberattack threats from both

nation states and non-
nation-state actors targeting

financial institutions; (xix) restrictions

on the ability of UBS

Group AG and UBS AG

to make payments or

distributions, including due
to restrictions on the ability of

its subsidiaries to make loans or distributions, directly

or indirectly,

or, in

the case of financial difficulties, due to

the exercise by
FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation
proceedings; (xx) the degree to which

changes in regulation, capital or

legal structure, financial results or

other factors may affect UBS’s ability

to maintain its
stated capital return objective;

(xxi) uncertainty over the scope

of actions that may

be required by UBS, governments

and others for UBS to

achieve goals relating
to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different
governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster
or other

business continuity

problem due

to a

hurricane, flood,

earthquake, terrorist

attack, war,

conflict (e.g.,

the Russia–Ukraine

war), pandemic,

security
breach, cyberattack, power

loss, telecommunications failure or

other natural or

man-made event, including

the ability to

function remotely during

long-term
disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups

and
their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities of Credit Suisse, the level

of resulting impairments and write-downs, the effect of

the consummation of the integration on the operational results,

share price
and credit

rating of UBS

– delays,

difficulties, or

failure in

closing the transaction

may cause market

disruption and challenges

for UBS

to maintain

business,
contractual and operational relationships;

and (xxv) the effect that these or other

factors or unanticipated events,

including media reports and speculations,

may
have on our

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

US Securities and Exchange Commission (the SEC).
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG
and UBS AG Annual Reports

on Form 20- F for the year

ended 31 December 2023. UBS

is not under any obligation

to (and expressly disclaims any

obligation to)
update or alter its forward-looking statements, whether

as a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
ubs.com