Form 20-F
period 2024-12-31
UBS AG
filed 2025-03-17
CIK 1114446

Annual Report 2024

1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM
20-F

(Mark One)

☐

REGISTRATION

STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

☑

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2024
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
reports on Form 20-F,

and is therefore filing this Form 20-F with the reduced

disclosure format.
Patrick T. Shilling, Esq.
11 Madison Ave.
New York
, New York
10010
Telephone:
212
-
713-3685
(Name, Telephone,

E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Please see page 3.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Please see page 3.
Securities for which there is a reporting obligation pursuant to Section 15(d)

of the Act:
Please see page 3.

Annual Report 2024

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2024:

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

Annual Report 2024

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
ETRACS CMCI Total Return

ETN Series B due April 5, 2038
UCIB NYSE Arca
ETRACS 2x Leveraged MSCI US Minimum Volatility

Factor TR ETN due February 9, 2051
USML NYSE Arca
ETRACS Gold Shares Covered Call ETN due February 2, 2033 GLDI NASDAQ
ETRAC Silver Shares Covered Call ETN due April 21, 2033 SLVO NASDAQ
ETRAC Crude Oil Shares Covered Call ETN due April 24, 2037 USOI NASDAQ
Securities registered or to be registered

pursuant to Section 12(g) of the Act:

None
Securities for which there is a reporting obligation

pursuant to Section 15(d) of the Act:

None

Annual Report 2024

Cautionary Statement: Refer to the
Cautionary Statement Regarding Forward

-Looking Statements

section in the Annual
Report 2024

(page 271).
Cross-reference table
Set forth below are the respective items of SEC Form 20-F,

and the locations in this document where the corresponding
information can be found.

● Annual Report

refers to the Annual Report 2024 of UBS AG annexed hereto,

which forms an integral part hereof.

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
(24-36).
Item 4
.

Information on the Company.
A – History and Development
of the Company
Not required under the reduced disclosure format.
B – Business Overview. Annual Report, Our businesses

(6-13).
C – Organizational Structure. Not required under the reduced disclosure format.
D – Property, Plant and
Equipment.
Annual Report,
Property, plant and

equipment
(257).
Information required by SEC
Regulation S-K Part 1400
Annual Report,
Information required

by Subpart 1400 of Regulation S-K
(258-263), Loss
history statistics (71-72), and Note 10 to the Financial Statements ( Financial assets at amortized cost and other positions in scope of expected credit loss measurement)

(178-
182).
Item 4A
.

Unresolved Staff
Comments.
None.
Item 5
.

Operating and Financial Review and Prospects.
A – Operating Results. Annual Report, Financial and operating performance

(37-50), Note 1 to the Financial
Statements ( Summary of material accounting policies ) (150-166).
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
C – Board practices. 1: Annual Report, Board of Directors
(112-121). The term of office

for members of the
Board of Directors and its Chairman expires after completion of the next

Annual General
Meeting.
2: Annual Report, Change of control and defense measures

(131), and Note 30 to the
Financial Statements ( Related parties ) (246-248).
3: Annual Report, Audit Committee

(120),
Compensation Committee (120), and Auditors
(131-133).

Annual Report 2024

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
C—Interests of Experts and
Counsel.

Not applicable.
Item 8
.

Financial Information.
A—Consolidated Statements
and Other Financial Information.

1, 2, 3, 4: Please see Item 18 of this Form 20-F.

5: Not applicable.
6: Annual Report, Our businesses

(6-13),
Financial and operating performance

(37-50)
and Note 3b to the Financial Statements ( Segment reporting by geographic location )
(172)
7: Annual Report, Note 18 to the Financial Statements ( Provisions and contingent liabilities
) (189-196).

For developments during the year, please see also the

note
Provisions and contingent
liabilities

in the Consolidated Financial Statements section in our respective quarterly
reports for the First, Second and Third Quarters 2024, filed on Forms 6-K dated May 7,
2024, August 23, 2024 and November 8, 2024, respectively.

The disclosures in each such
Quarterly Report speak only as of their respective dates.
8: Annual Report,

Dividend distributions
(111).
B—Significant Changes.

None.
Item 9
.

The Offer and Listing.
A – Offer and Listing Details.
Not applicable.

B—Plan of Distribution. Not applicable.
C—Markets.

Cover page (3). UBS AG shares are not listed.
D—Selling Shareholders. Not applicable.
E—Dilution.

Not applicable.
F—Expenses of the Issue.

Not applicable.
Item 10
.

Additional Information.
A—Share Capital.

Not applicable.
B—Memorandum and Articles
of Association.
1: Supplement (10-13).
2: Supplement (10-13).
3: Annual Report, Share capital structure (110-111), Shareholders' participation rights
(111), and Elections and terms of office

(120). Supplement (10-13).
4: Supplement (10-13).
5: Supplement (10-13).
6: Annual report, Share capital structure (110-111), and Shareholders’ participation rights

(111).
7: Annual Report, Change of control and defense measures

(131).
8: There is no requirement for UBS AG shareholders to disclose ownership,

as UBS AG
shares are not listed.
9: Supplement (10-13) and Annual Report, Share capital structure (110-111),
Shareholders' participation rights

(111),
Elections and terms of office

(120),
Change of
control and defense measures

(131).
10: Supplement (10-13).

Annual Report 2024

C—Material Contracts.

UBS AG entered into a definitive merger agreement with Credit

Suisse AG on 7
December 2023, which was filed as Exhibit 4.3 to UBS AG's Annual Report on

Form 20-
F for the fiscal year ended December 31, 2023. Also, UBS Switzerland AG and Credit
Suisse (Schweiz) AG entered into a merger agreement

on 9 February 2024, which was
filed as Exhibit 4.4 to UBS AG's Annual Report on Form 20-F for the fiscal year ended
December 31, 2023. The mergers described in these agreements were carried out with
some procedural simplifications and without any consideration given that both companies
were, at the time of merger, wholly-owned

by the same parent entity. Upon completion
on 31 May 2024 for UBS AG and on 1 July 2024 for UBS Switzerland AG, all assets and liabilities of Credit Suisse AG and Credit Suisse (Schweiz) AG, respectively,

were
transferred automatically to UBS AG and UBS Switzerland AG, respectively.

For further
information, please see Integration of Credit Suisse on page 4 of the Annual Report.
The Asset Transfer Agreement by which

certain assets and liabilities of UBS AG were
transferred to UBS Switzerland AG is filed as Exhibit 4.1, and is described in Note 34 to
the Financial Statements ( Supplemental Guarantor Information ) on page 252 of the
Annual Report.
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
further restrictions.
E—Taxation.

UBS AG has no shareholders other than UBS Group AG, which is a Swiss company

.
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
.

Quantitative and Qualitative Disclosures About Market Risk.
(a) Quantitative Information
About Market Risk.

Annual Report, Market risk (72-80),
Total

loss-absorbing capacity
(92-95) and Currency
Management (108).
(b) Qualitative Information
About Market Risk.

Annual Report, Market risk (72-80),
Total

loss-absorbing capacity
(92-95) and Currency
Management (108).
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
Item 14.

Material Modifications
to the Rights of Security Holders
and Use of Proceeds.
None.
Item 15.

Controls and Procedures.

(a) Disclosure Controls and
Procedures
Annual Report, US disclosure requirements (133), and Exhibit 12 to this Form 20- F.

Annual Report 2024

(b) Management’s Annual
Report on Internal Control over
Financial Reporting
Annual Report,
Management’s

report on internal control

over financial reporting

(135).
(c) Attestation Report of the
Registered Public Accounting
Firm
Annual Report, Report of Independent Registered Public Accounting Firm (136-141).
(d) Changes in Internal Control
over Financial Reporting
None.
Item 16A.

Audit Committee
Financial Expert.
Not required under the reduced disclosure format.
Item 16B.

Code of Ethics. Not required under the reduced disclosure format.
Item 16C.

Principal Accountant
Fees and Services.
Annual Report, Auditors

(131-133).
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
management of UBS Group AG
In line with Swiss law, UBS Group

AG’s Compensation Committee, together

with its
BoD, proposes for shareholder approval at the UBS Group AG AGM the maximum aggregate amount of compensation for the BoD, the maximum aggregate amount of fixed
compensation for the Group Executive Board (the GEB) and the aggregate amount of
variable compensation for the GEB. As UBS AG’s

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

Annual Report 2024

the aforementioned committees, are provided to and approved by the BoD, which has
ultimate responsibility to the shareholders.
Shareholder votes on equity compensation plans
NYSE standards require shareholder approval for establishing all equity compensation
plans and material revisions thereto. However,

as per Swiss law, the BoD approves
compensation plans. Shareholder approval is only mandatory if equity-based
compensation plans require an increase in capital. No shareholder approval is required if
shares for such plans are purchased in the market.
Item 16H. Mine Safety
Disclosure.
Not applicable.
Item 16I. Disclosure Regarding
Foreign Jurisdictions that
Prevent Inspections
Not applicable.
Item 16J. Insider trading
policies
UBS has
adopted

the following policies governing the purchase, sale and other dispositions of its securities by its employees and senior management,

implementing
procedures designed to promote compliance with relevant insider trading rules and
regulations: UBS Group Global Policy on Personal Investment , UBS Group Pre-
Clearance and Disclosure Requirements

for Group Senior Management
, and UBS Group
Dealing in UBS Shares and UBS Long Term

Debt Securities by UBS
. These are filed as
Exhibits 11.1, 11.2

and 11.3 hereto.
Item 16K. Cybersecurity. Annual Report, Operational risks affect our business

(27-28),
Risk management and
control

(52-87),
Cybersecurity governance

(120-121).
Item 17.

Financial Statements. Not applicable.
Item 18.

Financial Statements.
Annual Report, Financial statements (134-254), and Additional regulatory information
(255-263).
Item 19.

Exhibits Supplement (14).

Annual Report 2024

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

US or Swiss law. The corrected gross
revenues for this UN-related account in 2023 were approximately USD 79,646

(CHF 67,022) and in 2022 approximately USD
24,540 (CHF 22,702).

In 2024, the gross revenues for this UN-related account were approximately USD 87,553

(CHF 79,481).
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

Iran-related export finance
transactions. Hence, the SERV

is the sole beneficiary of said receivables. There was no financial activity involving Iran in
connection with these trade finance arrangements in 2024, and no gross revenue or net profit.
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
Client assets as of 31 December 2024 were CHF 3,097.40. Gross revenues were

USD 15 equivalent (CHF14).
In addition to the above, during 2024, up until the merger with UBS AG, Credit Suisse

AG processed a small number of de
minimis payments related to the operation of Iranian diplomatic missions in Switzerland and related to fees for ministerial
government functions such as issuing passports and visas. After the merger,

UBS continued to process these payments
originally associated with Credit Suisse. Processing these payments is permitted under Swiss law. Revenues and profits

from
these activities are not calculated but would be negligible.

Annual Report 2024

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
Obligations.
Shares and Shareholders
Shares
The shares are registered shares (Namenaktien)

with a nominal value of USD 0.10 per share and are issued as uncertificated securities ( einfache Wertrechte
) (in the sense of the Swiss Code of Obligations).

The shares are fully paid up, and there is no
liability of shareholders to further capital calls by UBS AG. The shares rank pari passu in all respects with each other,
including voting rights, entitlement to dividends, share of the liquidation proceeds in case of the liquidation of UBS AG,
preemptive rights in the event of a share issue ( Bezugsrechte ) and advance subscription rights in the event of the issuance of equity-linked securities ( Vorwegzeichnungsrechte ).
Share Register
Swiss law distinguishes between registration with and without voting rights. Shareholders must be registered in our share
register as shareholders with voting rights in order to vote (and assert or exercise other rights relating to voting rights)and
participate in shareholders’ meetings.

Swiss law and the Articles require UBS AG to keep a share register in which the names,

addresses and nationality (or
registered office in the case of legal entities) of the owners of the shares are recorded. The main function of the share register is to register shareholders entitled to vote (and assert or exercise other rights relating to voting rights)and participate in
shareholders’ meetings.
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

Annual Report 2024

Under Swiss corporate law (or Swiss banking law,

as the case may be), a resolution passed at a shareholders’ meeting with the approval of at least a two-thirds of the votes, and a majority of the aggregate nominal value of shares, in each case represented
at such meeting is required in order to approve:
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

Net Profits and Dividends

Swiss law requires that at least 5% of the annual net profits of a corporation must be retained and booked as statutory retained
earnings until these retained earnings equal, together with the corporation’s statutory capital reserve, no less than 50% of the
corporation’s share capital registered

in the commercial register. Any remaining

net profit of the corporation may be allocated,
subject to the provisions of the Swiss Code of Obligations and of the Federal

Banking Act, by the shareholders represented at
the applicable shareholders’ meeting.
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
) and advance subscription rights in the event of the issuance of equity-linked securities
( Vorwegzeichnungsrechte
) to subscribe for the new shares or equity-linked securities, as the case may be, in proportion to the
nominal amount of shares held. However,

the articles of association of the corporation or a resolution approved at a shareholders’ meeting by at least two-thirds of the votes and a majority of the aggregate nominal value of the shares, in each
case represented at the meeting, may limit or exclude such preemptive or advance subscription rights in certain limited
circumstances.

Annual Report 2024

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
UBS Group AG’s articles of association

restrict its ability to grant loans to members of its BoD as follows: First, loans to the
independent members of the BoD shall be made in accordance with the customary business and market conditions. Second,
loans to the non-independent members of the BoD shall be made in the ordinary course of business on substantially the same
terms as those granted to UBS employees. Third, the total amount of such loans shall not exceed CHF 20m per member. As

all
the members of UBS AG’s BoD are

part of UBS Group AG’s BoD, these restrictions

are enforced with respect to the UBS
AG’s BoD members even though

this provision of Swiss law is not applicable to UBS AG.
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
All the members of the BoD of UBS AG are part of the UBS Group AG BoD. For

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
●
proposes to the BoD, for approval by the annual general meeting, the maximum aggregate amounts of BoD
compensation and GEB fixed compensation and the aggregate amount of variable compensation for the GEB.
For the Chairman and Vice

Chairman, fees are paid 50% in cash and 50% in shares, which are blocked for four years.

Other
members of the UBS Group AG BoD receive at a minimum 50% of their fees in UBS Group

AG shares, which are blocked for
four years, and they may elect to receive up to 100% of their fees to purchase blocked

UBS shares. The number of shares is
calculated based on the average closing price of the 10 trading days leading up to and including the grant date.

Conflicts of Interests

Swiss law requires directors and members of senior management to inform the BoD immediately and comprehensively of any
conflicts of interest affecting them. The BoD then has to take the measures required to safeguard the interests of the
corporation. Directors and officers are personally liable

to the corporation for any breach of these provisions. In addition,
Swiss law contains a provision under which payments made to a shareholder,

a director, a person involved in the corporation's
management activities and a member of the advisory board or any person associated therewith, other than at arm’s length,

must
be repaid to the corporation if they were unduly taken.

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

Annual Report 2024

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

with the
Swiss Federal Act on Merger, Demerger,

Transformation of Assets of October 3, 2003, as amended,

based on a resolution
passed at a shareholders’ meeting with the approval of at least two-thirds of the votes, and a majority of the aggregate nominal
value of shares, in each case represented at such meeting. As UBS AG is a Swiss bank, the

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
, Aeschengraben 27, 4051
Basel, Switzerland
, PCAOB number
1460
, have been appointed as statutory
auditors and as auditors of the consolidated accounts of UBS AG. The auditors are subject to election each year by the
shareholders at the annual general meeting.

Annual Report 2024

Item 19.

Exhibits.

Exhibit
number
Description
1.1
Articles of Association of UBS AG dated 23 April 2024
. (Incorporated by reference to Form 6-K of UBS AG filed
on May 13, 2024)
1.2
Organization Regulations of UBS AG dated 1 May 2024.
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
11.1
UBS Group Global Policy on Personal Investment.
11.2
UBS Group Pre-Clearance and Disclosure Requirements for Group Senior Management.
11.3
UBS Group Dealing in UBS Shares and UBS Long Term Debt Securities by UBS.
12
The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).
13
The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title
18 of the U.S. Code (18 U.S.C. 1350).
15
Consent of Ernst & Young Ltd. with respect to UBS AG.
17
Guaranteed securities
97
UBS Group U.S Listing Standards Clawback Policy.
(Incorporated by reference to Exhibit 97 to UBS's Annual
Report on Form 20-F for the fiscal year ended December 31, 2023)
101
Interactive Data Files (sections of the Annual Report formatted in inline XBRL (Extensible

Business Reporting
Language)). Furnished electronically herewith.

Annual Report 2024

SIGNATURES
The registrant hereby certifies that it meets

all of the requirements for filing on Form 20-F and that

it has duly
caused the undersigned to sign this annual report

on its behalf.
UBS AG
_/s/

Sergio Ermotti _______________
Name:

Sergio Ermotti
Title:

President of the Executive Board

/s/ Todd Tuckner _______________
Name:

Todd Tuckner
Title:

Chief Financial Officer

/s/ Steffen Henrich______________
Name:

Steffen Henrich
Title:

Controller

Date: March 17, 2025

Annual Report

2024

UBS AG

Contents
2
Our key figures
1
Our business model and environment
4
Integration of Credit Suisse
6
Our businesses
14
Our environment
15
Regulation and supervision
20
Regulatory and legal developments
24
Risk factors
2
Financial and

operating performance
37
Accounting and financial reporting
38
UBS AG consolidated performance
44
Global Wealth Management
45
Personal & Corporate Banking
47
Asset Management
48
Investment Bank
50
Non-core and Legacy
50
Group Items
3
Risk, capital, liquidity and funding,
and balance sheet
52
Risk management and control
88
Capital, liquidity and funding, and balance sheet
4
Corporate governance
109
Corporate governance
5
Financial

statements
134
Consolidated financial statements
253
Comparison between UBS AG consolidated and
UBS Group AG consolidated
6
Additional
regulatory information
256
UBS AG consolidated supplemental disclosures
required under SEC regulations
A
Appendix
264
Alternative performance measures
268
Abbreviations frequently used in our financial reports
270
Information sources
271
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
© UBS 2025. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

Annual Report 2024

2
Our key figures
UBS AG consolidated key figures
As of or for the year ended
USD m, except where indicated 31.12.24 31.12.23 31.12.22
Results
Total revenues

42,323

33,675

34,915
Credit loss expense / (release)

544

143

29
Operating expenses

39,346

29,011

25,927
Operating profit / (loss) before tax

2,433

4,521

8,960
Net profit / (loss) attributable to shareholders

1,481

3,290

7,084
Profitability and growth
1,2
Return on equity (%)

1.9

6.0

12.6
Return on tangible equity (%)

2.0

6.7

14.2
Return on common equity tier 1 capital (%)

2.2

7.6

16.8
Return on leverage ratio denominator, gross (%)

3.0

3.2

3.4
Cost / income ratio (%)

93.0

86.2

74.3
Net profit growth (%)

(55.0)

(53.6)

0.7
Resources
1
Total assets

1,568,060

1,156,016

1,105,436
Equity attributable to shareholders

94,003

55,234

56,598
Common equity tier 1 capital
3

73,792

44,130

42,929
Risk-weighted assets
3

495,110

333,979

317,823
Common equity tier 1 capital ratio (%)
3

14.9

13.2

13.5
Going concern capital ratio (%)
3

18.1

17.0

17.2
Total loss-absorbing capacity ratio (%)
3

36.7

33.3

32.0
Leverage ratio denominator
3

1,523,277

1,104,408

1,029,561
Common equity tier 1 leverage ratio (%)
3

4.8

4.0

4.2
Liquidity coverage ratio (%)
4

186.1

189.7
Net stable funding ratio (%)

124.1

119.6
Other
Invested assets (USD bn)
2,5

6,087

4,505

3,981
Personnel (full-time equivalents)

68,982

47,590

47,628
1 Refer to

the “Targets,

capital guidance

and ambitions”

section of

the UBS

Group Annual

Report 2024,

available under

“Annual

reporting” at

ubs.com/investors,

for more

information about

our performance
measurement.

2 Refer to “Alternative performance

measures” in the appendix to this report for the definition and calculation method.

3 Based on the Swiss systemically relevant bank framework as of 1

January
2020. Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.

4 The disclosed ratios represent averages for the fourth quarter of each year presented, which were calculated based on an average of 64 data points in the fourth quarter of 2024 and 63 data points in the fourth quarter of 2023. Refer to the “Capital, liquidity and funding, and balance sheet” section of this report
for more information.

5 Consists of invested assets for

Global Wealth Management, Asset

Management (including invested assets from

associates) and Personal &

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
regulations.
1

Annual Report 2024

3
Terms used in this report
”UBS”, ”UBS Group”, “UBS Group AG consolidated”,

“Group” and “the
Group”

UBS Group AG and its consolidated subsidiaries
“UBS AG”, “UBS AG consolidated“,

“we”,

“us” and “our”
UBS AG and its consolidated subsidiaries

“Credit Suisse AG” and “Credit Suisse AG consolidated” Credit Suisse AG and its consolidated subsidiaries before the merger with UBS AG
“Credit Suisse Group” Credit Suisse Group AG and its consolidated subsidiaries, before the acquisition by UBS

“Credit Suisse” Credit Suisse AG and its consolidated subsidiaries before the merger with UBS AG, Credit Suisse Services AG and other small

former Credit
Suisse Group entities now directly held by UBS Group AG
“UBS Group AG” UBS Group AG on a standalone basis
“Credit Suisse Group AG” Credit Suisse Group AG on a standalone basis
“UBS AG standalone” UBS AG on a standalone basis
“UBS Switzerland AG”
UBS Switzerland AG on a standalone basis

“UBS Europe SE consolidated” UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC”
UBS Americas Holding LLC and its consolidated

subsidiaries

“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires

otherwise, references to any gender shall

apply to all genders.
Comparability
Profit

and

loss

and

other

flow-based

information

for

the

year

ended

31 December

2024

includes

seven

months

of
consolidated data

following the

merger of

UBS AG and

Credit Suisse AG (June

to December

2024) and five

months of
pre-merger UBS AG data only

(January to May 2024). Comparative

information for the years

ended 31 December 2023
and 31 December 2022 includes pre-merger UBS AG

data only.
Balance

sheet

information

as

at

31 December

2024

includes

post-merger

consolidated

information.

Balance

sheet
information as at 31 December 2023 and 31 December

2022 reflects pre-merger UBS AG information only.

Annual Report 2024

4
Our business model and
environment
Management report
Integration of Credit Suisse
On 12 June

2023, UBS Group

AG acquired

Credit Suisse

Group AG, succeeding

by operation

of Swiss law

to all

assets
and liabilities of

Credit Suisse Group

AG. Since the acquisition,

we successfully executed

our integration plans,

we won
back, retained and

grew client

assets. Throughout

2024 we continued

to make significant

progress with

respect to the
integration of Credit Suisse, and we are

on track to substantially complete the integration by the end of

2026.

The

merger

of

UBS AG

and

Credit

Suisse AG

was

completed

on

31 May

2024.

UBS AG

succeeded

to

all

rights

and
obligations

of

Credit

Suisse AG,

including

all

outstanding

Credit

Suisse AG

debt

instruments.

On

7 June

2024,

we
completed the transition

to a single

US intermediate

holding company,

and,

on 1 July 2024,

we completed the

merger
of UBS Switzerland

AG and

Credit Suisse

(Schweiz) AG.

UBS Switzerland AG

succeeded to

all rights

and obligations

of
Credit Suisse (Schweiz) AG.
›
Refer to “Note 2 Accounting for the merger of

UBS AG and Credit Suisse AG” in the “Consolidated

financial statements” section of
this report for more information about the accounting for

the merger of UBS AG and Credit Suisse AG
The significant-legal-entity

mergers

were key

for the

start

of large-scale

client

account

migrations

and facilitated

the ongoing
decommissioning

of legacy

Credit Suisse

platforms

in the

second half

of 2024.

In the

fourth quarter

of 2024,

we completed
the migration

of our Global

Wealth Management

client accounts

in Luxembourg,

Hong Kong,

Singapore and

Japan to UBS
platforms.

We expect the

first wave of

Swiss business

migrations

to commence in

the second quarter

of 2025.
We reduced

to zero

the amount

of funding

outstanding under

the Emergency

Liquidity Assistance

(ELA) facility

in the
second quarter of 2024 with Credit Suisse (Schweiz) AG fully repaying the remainder of the funding.
›
Refer to “Integration of Credit Suisse” in the “Our

strategy, business model and environment” section of the UBS Group Annual
Report 2024, available under “Annual reporting” at ubs.com/investors , for more information
Other developments

In June 2024, the Credit

Suisse supply chain finance funds

(the SCFFs) made a voluntary

offer to the SCFFs’ investors

to
redeem all

outstanding fund

units. The offer

expired on

31 July 2024, and

fund units representing

around 92%

of the
SCFFs’ net asset value were tendered in the offer and accepted. Fund units accepted in the offer were redeemed at 90%
of the

net asset

value determined

on 25

February 2021,

net of

any payments

made by

the relevant

fund to

the fund
investors since that time.

Investors whose units were redeemed released any claims

they may have had

against the SCFFs,
Credit Suisse or UBS.

The offer aimed to

provide fund investors with

an accelerated exit from

their positions and a

high
level of financial recovery and was funded by the acquisition of a new class of fund units by UBS. The offer did not have
a material effect on

the financial results or common

equity tier 1 capital of

UBS Group AG, given provisions

recorded in
connection

with

the

acquisition

of

the

Credit

Suisse

Group.

On

a

subsidiary

level,

UBS AG

on

a

consolidated

basis
recorded in the second quarter of 2024 a provision

of around USD 0.9bn in connection with the offer.

The offer did not
have a material

effect on

UBS AG on

a standalone

basis. The investment

in the SCFFs

is managed

in the Non-core

and
Legacy division.
On 13 August 2024, UBS entered

into an agreement to

sell Select Portfolio Servicing, the

US mortgage servicing business
of

Credit

Suisse,

managed

in

the

Non-core

and

Legacy

business

division.

Completion

of

the

transaction

is

subject

to
regulatory approvals and

other customary

closing conditions.

UBS AG does

not expect

to recognize a

material profit or
loss upon completion of the transaction. Based on balances

as of 31 December 2024, the completion of the transaction
would reduce UBS AG’s risk-weighted assets

by around USD 1.3bn and UBS AG’s leverage ratio denominator by around
USD 1.7bn.
In October 2024,

UBS entered into

an agreement to

sell to American

Express Swiss Holdings

GmbH (American

Express)
its 50% interest in

Swisscard AECS GmbH (Swisscard), a

joint venture in Switzerland between UBS

and American Express,
subject to certain closing conditions.

Also in October 2024, UBS entered

into an agreement with Swisscard to

transition
the Credit

Suisse-branded card

portfolios to

UBS. In January

2025, UBS completed

the purchase

of the

card portfolios,
with the

actual client

migration expected

to take

place over

the following

quarters. The

two transactions

will result

in
similar profit and loss effects over

the course of 2025 and, therefore,

on a net basis are not

expected to have a material
impact for UBS. In 2024, UBS AG recorded an expense of USD 41m in connection with the termination of the Swisscard
joint venture.

Annual Report 2024

5
Material weakness in internal control over financial reporting
As a registrant

with the US Security

and Exchange Commission

(the SEC), UBS

AG is subject to

requirements under

the
Sarbanes–Oxley Act of

2002 with respect

to financial reporting.

This requires us

to perform system

and process evaluation
and testing of internal control over

financial reporting to enable

management to assess the effectiveness

of our internal
controls. A material weakness

is a deficiency or a combination

of deficiencies in internal control

over financial reporting
such that there

is a reasonable

possibility that

a material misstatement

of a registrant’s

financial statements

will not be
prevented or detected on a timely basis.
Following the

acquisition

and merger

of Credit

Suisse

Group

AG into

UBS Group

AG in

June 2023,

Credit Suisse

AG
concluded that as

of 31 December 2023

its internal control

over financial reporting

continued to be

ineffective. In May
2024, Credit Suisse AG and UBS AG merged with

UBS AG as the surviving entity. Although Credit Suisse AG is no longer
a separate

legal entity,

numerous of

its booking,

accounting and

risk management

systems remain

in use

for activities
that have not yet been exited or migrated to UBS systems.

In 2024, in

light of the

increased complexity of the

internal accounting and control

environment, the remaining migration
efforts

still

underway

and

limited

time

to

demonstrate

operating

effectiveness

and

sustainability

of

the

post-merger
integrated

control

environment,

management

has

concluded

that

additional

evidence

of

effective

operation

of

the
remediated controls is required to

conclude that the risk assessment

processes are operating effectively

on a sustainable
basis. In light

of the above,

management has concluded that

there is a

material weakness in internal

control over financial
reporting at 31 December 2024.
›
Refer to the “Risk factors” section and to

“Management’s report on internal control over financial reporting” in the “Consolidated financial statements” section of this report for more information about management’s assessment of internal control over
financial reporting as of 31 December 2024 and

the remediation of Credit Suisse material weaknesses

Annual Report 2024 |
Our business model and environment | Our

businesses

6
Our businesses
We

operate

through

five

business

divisions:

Global

Wealth

Management,

Personal

&

Corporate

Banking,

Asset
Management, the

Investment Bank and

Non-core and Legacy.

Our global reach and the breadth of our

expertise are the
major assets setting us apart from our competitors. Our Group functions are support and

control functions

that provide
services to the Group. Virtually all costs incurred by the Group functions are allocated to the business divisions, leaving a
residual

amount

that

we

refer

to

as

Group

Items

in

our

segment

reporting.

We

see

collaboration,

both

within

and
between business divisions,

as key to our growth.

›
Refer to the “Our strategy” section of the UBS

Group Annual Report 2024, available under “Annual

reporting” at
ubs.com/investors,

for more information about the collaboration between

our business divisions
Global Wealth Management

We are the largest

truly global wealth

manager and are

focused on serving

the needs of

ultra high and

high net worth
individuals

through

trusted

relationships

with

our

advisors.

Our

global

reach,

our

advisory

approach

led

by

the

Chief
Investment Office (the CIO) and

access to our comprehensive platform with

its broad array of solutions,

supported by our
premium brand,

are key differentiators.

Global Wealth

Management is organized

into five

regional business units

covering the US,

Switzerland, Asia Pacific,

EMEA
and Latin America,

as well as capability-related and support units. Capability business units,

such as the Chief Investment
Office and the

newly created GWM

Solutions,

help to efficiently

deliver integrated

solutions tied into

the CIO-led

value
proposition.

For

regional

reporting

purposes,

we

disclose

selected

information

about

the

Americas,

Switzerland,

Asia
Pacific, EMEA and Global regions.
Integration of Credit Suisse and organizational changes
The acquisition

of the

Credit Suisse

Group in

2023 enhanced

our leading

global position,

increased our

scale and

has
expanded our

capabilities. Since then,

we have

made substantial progress

with the

integration of

our wealth

management
businesses. Our

client migration

is underway,

with more

than 90%

of all

assets outside

of Switzerland

migrated onto
UBS

platforms

by

year-end

2024.

In

the

fourth

quarter

of

2024,

we

completed

the

migration

of

our

Global

Wealth
Management client accounts in Luxembourg, Hong Kong, Singapore and Japan

,

followed by accounts in Italy in January
2025, and are currently focused on Swiss client account

and platform migrations.
›
Refer to the “Integration of Credit Suisse” section of this

report for more information
Since 1 July 2024, Global

Wealth Management has been jointly

managed by two Co-Presidents. On

that date, Iqbal Khan
became

Co-President

Global

Wealth

Management

and

Robert

Karofsky

became

Co-President

Global

Wealth
Management and President UBS Americas. On 1 September

2024, Mr. Khan also became President UBS Asia Pacific

.
In recognition

of the

increased

size and

potential of

our wealth

management

business

in Latin

America following

the
acquisition of the Credit Suisse Group, Global

Wealth Management Latin America became a

new business unit in 2024.
Also in

2024, we

introduced GWM

Solutions,

which is

aimed at

combining all

client solutions

across UBS

into a

single
unit in order to more effectively, efficiently and consistently deliver products and capabilities to our clients.

An

integral

part

of our

growth

plans

is

to

improve

profitability

across

our

Americas

wealth

business,

which

manages
USD 2.1trn in invested assets and is a key pillar of our strategy and value proposition to clients. We are executing on our targeted investments to

enhance and build

out our multi-disciplinary

coverage model

of the ultra

high net worth

client
segment and increase penetration of the high net worth and core affluent segments to further drive scale. These growth initiatives will be

supported by investments in

our banking capabilities and

technology,

as well as

increased cost discipline.
How we do business
With our

distinctive approach to wealth

management,

and by offering advice,

expertise and solutions,

we help our clients
pursue what

matters most

to them.

Our alignment

of our

core offering

across UBS

and Credit

Suisse platforms

is near
completion, and clients across our entire

franchise can benefit from the best UBS has

to offer regardless of the platform
they are on.
Our investment

advice to

clients is

led by

our global

CIO, which

produces the
UBS House

View
, identifying

investment
opportunities

designed

to

protect

and

increase

our

clients’

wealth

over

the

long

term.

CIO

views

drive

investment
recommendations for advisory

clients and investment

decisions for discretionary

clients,

representing USD 1.8trn in

fee-
generating assets globally.

Through

our

platforms,

we

offer

to

our

clients

a

broad

range

of

securities

and

investment

products.

In

addition

to
traditional equity and fixed-income securities, our investment specialists source and craft a range of

investment products,
including

separately

managed

accounts

(SMAs),

structured

products,

sustainable-

and

impact-investing

products,

and
alternative investments. Our alternatives offering gives clients access to private markets, hedge funds and real assets. We
offer our own private equity multi-manager investments and

enable clients to access selected single-manager funds and
open-ended programs.

Annual Report 2024 |
Our business model and environment | Our

businesses

7
To

complement

this

offering,

we

provide

clients

with

advice

on

wealth

planning,

sustainability-focused

and

impact
investing, and corporate and banking services. Our specialist teams also advise on art and collecting, family strategy and
governance, philanthropy, next generation, and wealth transition

.
›
Refer to the UBS Group Sustainability Report 2024, available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
In addition

to our

investment management

products and

solutions, we

also offer

extensive mortgage,

securities-based
and structured lending expertise, catering to clients’ sophisticated lending needs.
The newly created GWM Solutions brings

all client solutions into a

single unit in order to

more efficiently and consistently
deliver integrated solutions tied

into the CIO-led value

proposition. GWM Solutions presents

an opportunity to leverage
cross-divisional capabilities

to serve every

aspect of our

clients’ financial needs.

We are now

extending the breadth

and
depth of our offering into

the areas of alternative investment and

corporate finance solutions. In 2024, we

combined our
private market and hedge fund manager selection

franchises from Global Wealth Management

and Asset Management
to create a new business

unit,

called Unified Global Alternatives

,

which sits operationally within

the Asset Management
business

division

and

additionally

reports

to

Global

Wealth

Management.

We

also

formed

Unified

Global

Banking,
combining

Global Wealth

Management’s

corporate

finance

capabilities

with

Global

Banking

to

service

the

traditional
corporate finance needs of our Global Wealth Management

clients and their companies.
We are

investing in

our operating

platforms and

tools to

better serve our

clients’ needs,

improve their

experience, enhance
overall

advisor

productivity

and

improve

operational

resilience.

We

aim

to

make

our

service

delivery

faster,

more
responsive, and

more convenient

for our

clients. Our

platform for

discretionary mandates

provides significant

flexibility
and solutions.

For example,
UBS My Way
, which

is now

also available

on the

Credit Suisse

platform, enables

clients to
personalize

their

portfolios

beyond

traditional

mandates,

providing

transparency

and

performance

insights.

As

of
31 December 2024, it has reached over USD 15bn in invested

assets.
In Asia Pacific and Switzerland, the Direct Investment Insights function on our online banking platform enables clients to trade directly based

on CIO insights

via their smartphones

and other digital

devices.
UBS Advice Compass

enables advisors
in one-to-one

meetings with

their clients

to review

in depth

all important

portfolio aspects

enhanced with

actionable
next steps and investment

opportunities. Clients are

thus offered an

enhanced ability to

monitor their portfolios

and to
put their investment strategy

into action in line with CIO research.

For the

benefit of

our clients

and to

further empower

our advisors,

we are

also leveraging

investments in

the artificial
intelligence (AI) space.

We are

using AI-powered tools

to enhance our

capabilities and

platforms, for example

Red, our
internal chatbot that builds on generative AI

capabilities,

was rolled out to around

7,000 employees in the fourth quarter
of 2024.

In the

US, 13

million AI-generated insights

were delivered

to US

advisors in

2024. Additionally, we

are connecting
our clients with leaders in the

AI space and providing them with

thought leadership, content and solutions

regarding AI
investment opportunities.
In addition, we

are continuing to

broaden our offering

across asset classes

and themes, collaborating

with best-in-class
managers across the most relevant strategies.

Annual Report 2024 |
Our business model and environment | Our

businesses

8
Competition

Our main competitors fall into two categories: competitors with a strong position in the Americas but with more

limited
global footprints,

such as

Morgan

Stanley, JPMorgan

Chase, Wells

Fargo

and Bank

of America;

and

competitors

with
international footprints but with a smaller presence

than UBS in the US, such as Julius Baer, BNP

Paribas, Deutsche Bank
and HSBC.

We also

compete with

fintech firms

in some

regions and

products. We

have strong

positions in

the largest
wealth region (the US)

and the fastest-growing

wealth regions (Asia

Pacific and the

Middle East). The size

of our global
franchise,

our

bespoke

cross-divisional

solutions

and

our

premium

brand

and

reputation

differentiate

us

from

our
competitors and would be difficult to replicate.
Personal & Corporate Banking
As the

leading bank

in Switzerland,

our home

market, we

provide a

comprehensive

range of

financial products

and services
to private, corporate

and institutional

clients. With

Personal & Corporate

Banking at its core,

Switzerland is

the only region
where we operate in all of our business

areas. We are fully committed to maintaining

our leadership in our home

market.
Swiss clients

and the

Swiss economy

benefit from

UBS’s unparallelled

global reach

and capabilities.

We are a

go-to bank

for
entrepreneurs in Switzerland,

providing comprehensive

support at every stage of the entrepreneurial

journey. Drawing on
an extensive branch network and

highly qualified client advisors, complemented by modern digital banking services and customer service

centers, we

are able to

serve more than

one-third of

Swiss households

and more than

90% of large

Swiss
companies.

In 2024,

UBS was named

“Best Bank in

Switzerland”

by Euromoney for

the tenth time

since 2012.
Personal & Corporate Banking is organized into

10 regions, covering distinct Swiss economic areas.

We operate a multi-
channel approach, and we are constantly developing our digital and remote channels.
Integration of Credit Suisse and organizational changes
We continue to make progress related

to the integration of Credit Suisse,

and we are on track to substantially

complete
the

integration

by

the

end

of

2026.

We

are

currently

focused

on

client

account

and

platform

migrations

and
decommissioning applications

and infrastructure.

We expect the first wave of Swiss business migrations to commence in the second quarter of 2025.

On 1 July 2024, the

merger of UBS Switzerland AG and

Credit Suisse (Schweiz) AG was completed

and was a critical

step
on our integration journey.

For the time being,

the Credit Suisse brand

will remain in

use in Switzerland,

and consumer
finance services will continue to be provided through the

BANK-now subsidiary.
›
Refer to the “Integration of Credit Suisse” section of this

report for more information

How we do business
We provide our personal banking clients with access to a comprehensive, life-cycle-based offering. This includes a broad
range of basic

banking products,

from payments

to deposits,

cards and

convenient online

and mobile banking,

as well
as

lending

(predominantly

mortgages),

investments

and

retirement

planning

services.

Personal

&

Corporate

Banking
works closely

with Global

Wealth Management to

provide our clients

with access to

leading wealth

management services.
Our corporate and institutional clients benefit from our banking, financing and investment solutions, in particular access
to

equity

and

debt

capital

markets,

syndicated

and

structured

credit,

private

placements,

leasing,

and

traditional
financing. We offer transaction banking solutions for payment and cash management services, trade and export finance,
and global custody solutions for institutional clients.
We work

closely with

the Investment

Bank to

offer capital

market and

foreign exchange

products, hedging

strategies,
and trading

capabilities, as

well as

corporate

finance advice.

In cooperation

with Asset

Management, we

also provide
fund and portfolio management solutions.

In our corporate business, we take a holistic approach

to client dialogue. We seek to provide practical,

tailored solutions
with a

deep understanding

of our

clients’ business

operations and

collaborate with

partners to

offer a

comprehensive
range of products and services. We

also launched sustainability-linked loans for

commodity trade finance and corporate
clients.
In 2024, we continued to focus on

helping our clients to achieve

their sustainability goals, as companies

and individuals
consider the best ways to transition to a lower-carbon economy

.
›
Refer to the UBS Group Sustainability Report 2024, available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
We see

a strong

partner network

as essential

for UBS’s

success in

Switzerland. To

meet the

increasing expectations

of
our clients, we

have established

strong partnerships

that create

significant value,

for example,

for homeowners,

where
protecting property

value is

crucial. Through

our new

partnership with

NORM, we

offer a

digital, user-friendly

energy
analysis and a specific roadmap

for sustainable renovations. Additionally, we have

introduced
UBS Loan Green

to support
sustainability in investment and commercial properties.

Annual Report 2024 |
Our business model and environment | Our

businesses

9
Through

our

collaboration

with

Fasoon

and

Startups.ch

we

actively

support

clients

in

founding

their

businesses

and
getting started

financially

from

the

very

beginning.

Our
UBS Marketplace

offers

relevant

partner

solutions to

support
corporate clients throughout their life cycle.
We are building stronger relationships with our mortgage clients throughout the entire property ownership lifecycle with
comprehensive services, including

property acquisition, renovation,

maintenance, and sale.

Our exclusive partnership

with
SMG Swiss Marketplace

Group enables us

to expand our

ecosystem to Switzerland’s

largest real estate

portals, such as
Homegate

and

Immoscout24.

Through

our

partner
Brixel

we

provide

services

related

to

property

transactions

and
promotion

financing.

Our

collaboration

with
Houzy
,

Switzerland’s

leading

homeowner

platform,

connects

our

clients
with a nationwide network of qualified craftsmen.
Competition
In Personal Banking,

our main competitors

are the cantonal

banks, Raiffeisen, PostFinance

and other regional

and local
Swiss banks; we also face competition from international neobanks and other national digital market participants. Areas of competition are basic banking services, mortgages and

foreign exchange, as well as investment mandates and

funds.
In the corporate and institutional

business, the cantonal banks and foreign

banks are our main competitors. We

compete
in basic banking services, cash management, trade and

export finance, asset servicing, investment advice for institutional clients, corporate finance and lending, and cash

and securities transactions for banks. We

also support the international
business

activities

of our

Swiss

corporate

clients

through

local

hubs

in

New

York,

Frankfurt,

Singapore and

the

Hong
Kong

SAR,

where

we

compete

with

other

foreign

banks

that

have

global

operations.

No

other

Swiss

bank

offers

its
corporate clients local banking capabilities abroad.
Asset Management
We are a global, large-scale and

diversified asset manager offering investment capabilities and strategies,

across all major
traditional and alternative asset classes, to institutions,

wholesale intermediaries and Global Wealth Management clients.
Following the acquisition of the Credit Suisse Group,

we have become one of the leading Europe-based asset managers, with total invested assets of USD 1.8trn. We are focused

on meeting the evolving needs of our clients by capitalizing on
the products and areas

where we have

a differentiated and

scalable offering and

by expanding our

strong partnerships
with the other business divisions across the Group.
Asset

Management

is

organized

into

five

areas:

Client

Coverage;

Global

Real

Assets;

Investments;

Unified

Global
Alternatives; and

the Chief

Operating Officer

(COO) area.

We cover

the main

asset management

markets globally

and
have a

local presence

in 24

locations across

four regions:

the Americas;

Asia Pacific;

EMEA; and

Switzerland. We

have
nine main hubs: Chicago; the Hong Kong SAR; London;

New York; Shanghai; Singapore; Sydney; Tokyo; and

Zurich.
Integration of Credit Suisse and organizational changes
We continued to move

at pace with the

integration of Credit Suisse.

This included the completion

of a number of

legal
entity transactions that enabled us to combine

our core operating entities and teams in each region.

Alongside that, we
made significant

strides toward

bringing together

our fund

offerings and

also

commenced

the technical

migration

of
clients’ investment portfolios onto the UBS platform.

During

2024,

we

completed

a

number

of

non-core

divestments,

including

the

sales

of

our

Brazilian

real

estate

fund
management business

(Credit Suisse

Hedging-Griffo Real

Estate), Credit

Suisse Insurance

Linked Strategies

Ltd and

our
62%

majority

stake

in

Credit

Suisse

Investment

Partners.

We

also

transferred

the

management

of

our

Quantitative
Investment Strategies business to a systematic investment

manager.

›
Refer to the “Integration of Credit Suisse” section of this

report for more information
On 1 March 2024, Aleksandar Ivanovic became President

Asset Management.
We also

took a

number of

steps to

increase our

operational efficiency

and simplify

our organization.

This included

the
reorganization and integration of our former Products functions into the Client Coverage and COO areas.

To capture the

growing client demand

for alternatives, at the

end of 2024

we combined our manager

selection franchises
from Global

Wealth Management and

Asset Management to

create a new

business unit

called Unified

Global Alternatives
(UGA). UGA sits operationally within the Asset Management business division, and additionally reports to Global Wealth
Management.

With a combined USD 286bn in invested assets across Asset Management and Global Wealth Management, UGA is one
of the leading global alternative players. By bringing together the breadth of our capabilities, we can better leverage and
scale our deep expertise in sourcing,

monitoring and managing investments. Given

our ability to work flexibly alongside
third-party alternatives managers across products,

we believe we can strengthen our strategic

partnerships with best-in-
class general partners, and together deliver new and

innovative solutions for clients.

Following the shift of our Real Estate

& Private Markets (REPM) multi-manager capabilities

to UGA, the remaining REPM
business area has been renamed as Global Real Assets.

Annual Report 2024 |
Our business model and environment | Our

businesses

10
How we do business

We are committed to

delivering investment excellence and to

creating value for our clients that

endures through cycles.
We

offer

a

range

of

investment

products

and

services

across

all

major

traditional

and

alternative

asset

classes

and
investing styles,

and we

also draw

on the

breadth of

our capabilities

to offer

asset allocation

and currency

investment
strategies across the risk–return spectrum, customized multi-asset solutions, and advisory and fiduciary services. In order
to

support

our

clients’

sustainability

objectives,

we

offer

a

comprehensive

range

of

products

and

solutions

which
incorporates a variety of approaches, including active

ownership,

as well as impact-

and transition-focused strategies.
›
Refer to the UBS Group Sustainability Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
To serve our clients’ alternative investment needs, our UGA business maintains,

manages and curates one of the world’s
premier

open

architecture

platforms

across

hedge

funds,

private

equity,

private

credit,

real

estate,

infrastructure

and
multi-alternative

investment

products.

We

are

also

able

to

provide

access

to

exclusive

co-investments

and

secondary
market opportunities for our

more sophisticated clients. In

addition, we offer access

to a comprehensive range

of direct
investment capabilities

across hedge

funds and

real assets,

as well

as our

leading

non-investment-grade

fixed-income
capabilities managed through our Credit Investment Group.

We
continue to expand our index

and exchange-traded funds capabilities, building on our

position as the largest Europe-
based manager of

indexed investments.

We are

able to

leverage our

specialist teams,

proprietary technology and

expertise
in customization to provide our clients with a compelling range of solutions across asset classes.
We also

collaborate across

business divisions

to deliver

our best

capabilities to

clients. For

example, our

SMA initiative
with Global Wealth Management

in the US continues

to gain momentum,

with USD 195bn in

invested assets. Building
on the success

of this platform,

we are also

extending our offering

to meet the

needs of wholesale

clients in this

attractive
market.
Our

Partnerships

Solutions

business

draws

on

our

value

chain

across

the

Group

to

provide

customized

full-service
fiduciary,

investments

and

technology

solutions

for

clients.

Those

include

curated

access

to

best-in-class

third-party
traditional and

alternative

investment

managers, as

well

as a

comprehensive

suite of

proprietary

technology solutions
and research services.

We are building on

our extensive and long-standing

presence in the

Asia Pacific region, particularly

in China, where we
have enhanced our onshore presence through our joint ventures.
To better serve our clients’ needs,

enable further scalability and growth

across our business, and

position us to seize the
opportunities

presented

by

generative

artificial

intelligence,

we

are

transforming

our

front-to-back

business,

our
operating

model

and

our

technology

platform.

This

includes

our
UBS Advantage

initiative,

which

will

enable

us

to
streamline trading

and portfolio

implementation across

our active

and index

capabilities through an

integrated technology
architecture. We also remain

focused on capturing structural

efficiencies to support our profitable

growth. This includes
refining our strategic product offering, further streamlining our organization,

and realizing integration-related synergies.

Competition
Our main

competitors are global

firms with wide-ranging

capabilities and distribution

channels, such as

AllianceBernstein,
Allianz

Asset

Management,

Amundi,

BlackRock,

DWS,

Franklin

Templeton,

Invesco,

J.P. Morgan

Asset

Management,
Morgan Stanley Investment Management,

Schroders, State Street Global

Advisors and T. Rowe Price,

as well as

firms with
a specific market or asset-class focus.

Annual Report 2024 |
Our business model and environment | Our

businesses

11
Investment Bank
The

Investment

Bank

provides

services

to institutional,

corporate

and wealth

management

clients, helping

them

raise
capital,

invest

and

manage

risks,

while

targeting

attractive

and

sustainable

risk-adjusted

returns

for

the

Group’s
shareholders. Our traditional strengths are in

equities, foreign exchange, research, advisory

services and capital markets,
complemented by

a focused

rates and

credit platform.

We use

our data-driven

research and

technology capabilities

to
help

clients

adapt

to

evolving

market

structures

and

changes

in

regulatory,

technological,

economic

and

competitive
landscapes.
Aiming to deliver market-leading

solutions by using our

intellectual capital and electronic

platforms, we work closely

with
Global Wealth

Management,

Personal &

Corporate Banking

and Asset

Management

to bring

the best

of the

Group’s
capabilities to our clients. We do so while being disciplined about balance sheet deployment and costs.
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
Integration of Credit Suisse and organizational changes
The acquisition of

the Credit Suisse

Group in 2023

accelerated the Investment Bank’s

existing growth strategy,

reinforcing
and strengthening

our coverage

and presenting

a powerful

opportunity to

enhance capabilities

and client

relevance in
key products and regions.

The

Investment

Bank

has

benefited

significantly

from

the

integration

of

Credit

Suisse,

in

terms

of

clients,

talent

and
capabilities.

And the integration has also helped

us to build a more sustainable market

share in a range of products and
markets. The

transfer of

Credit Suisse

positions onto

UBS infrastructure

is now

complete, and

all in-scope

clients have
been onboarded.
›
Refer to the “Integration of Credit Suisse” section of this

report for more information
On 1 July 2024, George Athanasopoulos and Marco Valla joined the Group Executive Board as Co-Presidents Investment
Bank. They replaced Robert Karofsky, who on that date became Co-President Global Wealth Management and President
UBS Americas.
In 2024, GWM Solutions was introduced and is aimed at combining all client solutions across UBS into a single construct so as

to

more

effectively,

efficiently

and

consistently

deliver

products

and

capabilities

to our

clients.

As part

of GWM
Solutions, we announced

the formation of

Unified Global Banking,

combining Global Wealth

Management’s corporate
finance

capabilities

with

Global

Banking

to

service

the

traditional

corporate

finance

needs

of

our

Global

Wealth
Management clients and their companies.
How we do business
The Investment Bank consists of

two areas: Global Markets, which is

supported by Investment Bank Research;

and Global
Banking. Our global coverage model utilizes our international industry expertise and product capabilities to meet clients’
emerging needs.
Our Global Banking business

offers a broad range

of investment banking products

and services to our

clients. We work
with our clients to

understand their business

needs and provide

ideas that support

growth and help

them achieve their
objectives. Global

Banking advises

clients on strategic

business opportunities,

such as

mergers, acquisitions

and related
strategic matters,

and helps

them raise

capital, in

both public

and private

markets, to

fund their

activities. With

teams
located across

the Americas,

EMEA and

Asia Pacific

regions, our

banking coverage

offers clients

local market

expertise
coupled with access to a global network.
Our Global Markets business helps clients engage

with local markets globally, providing nimble,

innovative and bespoke
access to

solutions, from

market and

insight tools

to trade

strategies and

execution. Global

Markets enables

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

Annual Report 2024 |
Our business model and environment | Our

businesses

12
Our Investment

Bank Research

business continues

to publish

research based

on primary

data to

concentrate

on data-
driven outcomes and offers clients differentiated content about major financial markets and securities around the globe, with analysts

based in

more than

20 countries

and with

coverage of

more than

3,700 stocks

in 49

different countries.
HOLT
, a framework that helps investors to make better

decisions,

was successfully transferred from Credit Suisse

to UBS
in October 2024 and is an

addition to our data capabilities

,

which include
Quant Research

and
UBS Evidence Lab . HOLT
provides investors with a robust framework to analyze,

value and compare 20,000 companies globally.
Our capabilities, core products

and services have

been enhanced by

the integration, which has

enabled us to

deliver these
products and services to

an expanded institutional

and corporate client

base. In addition, we

are now better

positioned
to serve Global Wealth Management,

offering investment banking capabilities,

and to further enhance our

connections
with

wealth

management

clients.

The

integration

of

Credit

Suisse

is

expected

to

drive

further

changes

in

our

future
revenue footprint. Our increased

scale will enhance our competitive

positioning within each region

and product set and
rebalance our footprint.

We seek to develop new

products and solutions consistent

with our capital-efficient business

model, typically related

to
new technologies or changing market standards.
The Investment Bank offers

clients global advice and

access to the world’s

primary,

secondary and private capital markets,
including through an

array of sustainability-focused

advice, products, research

and events. We

help meet clients’

needs
with respect to

environmental, social

and governance

(ESG) considerations

and sustainable

finance, helping

to reshape
business models and investment opportunities and to develop

sustainable finance products and solutions.

In Global

Markets, we

develop products

and solutions

designed to

meet clients’

specific and

increasingly detailed

ESG
objectives. In

Global Banking,

the ESG

Advisory Group

supports UBS’s

clients globally in

assessing their

ESG / sustainability
profile and linking

such profiles to

investor demand

and valuation.

The ESG research

team delivers thematic

reports on
ESG

and

sustainability-related

topics.

More

generally,

through

our

research,

we

address

ways

in

which

ESG

factors
connect to individual markets, sectors and companies in

our coverage.
›
Refer to the UBS Group Sustainability Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
The Investment Bank

strives to

be the digital

investment bank of

the future,

focused on delivering

innovation-led solutions
and efficiencies for

our clients. Our

digital strategy harnesses

technology to provide

access to sources

of unique, global
liquidity, personalized advice and differentiated content. As the world around us changes, our digital capabilities harness emerging

technologies

and

create

new

products

and

solutions,

which

help

our

clients

to

adapt

to

evolving

market
structures and achieve their investment goals.

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
Joint efforts between

the Investment Bank

and the other

business divisions (for

example, our work

with Global

Wealth
Management through GWM Solutions coverage) and, externally, strategic partnerships (for example, UBS BB jointly with
Banco

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
Competition
Our global

reach presents attractive options

for growth. In

the Americas, the

largest investment banking

fee pool globally,
we

continue

to focus

on

increasing

market

share

in our

core

Global

Banking

and

Global Markets

businesses.

In

Asia
Pacific,

we

plan

to

capture

opportunities

arising

from

expected

market

internationalization and

growth

in

China

and
other markets,

and to strengthen

our presence

in the region.

In EMEA, we

plan to leverage

our strong base

and brand
recognition to further gain market share

.
Competing firms operate

in many

of our markets,

but our strategy

differentiates us, with our

focus on selective

leadership
in the areas

where we have

chosen to compete

and a business

model that leverages

talent and technology

rather than
balance sheet. Our

main competitors are

the major global

investment banks (e.g.

Morgan Stanley and

Goldman Sachs)
and corporate investment

banks (e.g. Bank

of America, Barclays,

Citigroup, BNP Paribas,

Deutsche Bank and

JPMorgan
Chase). In certain products and regions,

we also compete with boutique investment banks and fintech

firms.

Annual Report 2024 |
Our business model and environment | Our

businesses

13
Non-core and Legacy
Non-core

and

Legacy

includes

positions

and

businesses

not

aligned

with

our

long-term

strategy

and

risk

appetite.

It
consists of

selected assets

and liabilities

from the

former Credit

Suisse business

divisions, as

well as

residual assets

and
liabilities from

UBS’s former Non-core and Legacy Portfolio that preceded

the acquisition of the Credit Suisse Group and
smaller amounts

of assets

and liabilities

of UBS’s

business divisions

that have

been assessed

as not

strategic in

light of
the acquisition.
We have made strong progress in actively reducing Non-core

and Legacy’s assets and liabilities.
›
Refer to the “Integration of Credit Suisse” section of this

report for more information
Our key priorities and operations
We will continue to actively wind down Non-core and Legacy’s positions in order to reduce operating costs and financial resource

consumption,

with a

focus on

economic profitability,

and to

enable us

to simplify

infrastructure.

Incremental
costs or losses may arise in connection with the reduction

of such assets and liabilities.

Our key priorities continue to be as follows.
–
Reduce RWA and LRD, freeing up

capital for the UBS Group. We

aim to achieve a share

of below 5% of Group RWA
by the end of

2026. We will continue to

actively pursue the acceleration of

the natural roll-off through active

unwinds.
–
Reduce

operating

costs

and

financial

resource

consumption

by integrating

onto the

core platform,

simplifying

and
decommissioning

infrastructure,

and

minimize

the

number

of

legal

entities.

We

aim

to

exit

2026

with

around
USD 0.8bn in underlying operating expenses (excluding

litigation).

–
Execute the de-risking strategy in an orderly manner to protect the client franchise, working in partnership with other
business divisions.

Non-core and

Legacy includes

financial and

non-financial

assets, operating

expenses

and funding

costs

related

to the
following legacy Credit Suisse businesses: loans primarily related to corporate clients and emerging markets, the residual securitized products businesses, the macro

trading business, including rates and foreign

exchange, the legacy life-finance
business, the equities portfolio, including

the remaining equity swaps, share

back-lending positions and legacy structured
renewables-linked

positions, and

the residual

credit business.

It also

includes residual

trades from

businesses exited

by
the pre-integration

UBS Investment

Bank, mainly

in 2012.

The portfolio

additionally encompasses

positions relating

to
legal matters transferred to it at the time of its formation in 2023.
Group functions
Our Group functions are support and control functions that provide services to the Group, focusing on effectiveness, risk
mitigation and efficiency.

How we are organized
Our Group

functions

include

the

following major

areas:

Group

Services

(which consists

of

the

Group

Operations

and
Technology

Office,

Group

Compliance,

Regulatory

& Governance,

Group

Finance, Group

Risk Control

,

Group

Human
Resources

and

Corporate

Services,

Communications

&

Branding,

Group

Legal,

the

Group

Integration

Office,

Group
Sustainability and Impact and the Chief Strategy

Office)

and Group Treasury.

Virtually all costs incurred

by the Group functions

are allocated to

the business divisions, leaving

a residual amount

that
we refer to as Group Items

in our segment reporting in accordance with IFRS

Accounting Standards. Certain activities are
retained centrally, where not

directly related to the

businesses, such as group

hedging and own debt

activities in Group
Treasury

and

certain

other

costs

that

are

mainly

related

to

deferred

tax

assets

and

costs

relating

to

our

legal

entity
transformation program.
Most of

our employees

in the

Group functions

are employed

by UBS

Business Solutions

AG or

another of

our service
company subsidiaries of

UBS Group AG.

The costs of

the Group functions

employees in UBS

Business Solutions

AG are
reflected as

compensation expense

in UBS

Group AG

reporting and

as general

and administrative

expense in

UBS AG
reporting.
Group Services
The

vast

majority

of

the

support

and

control

functions

are

fully

aligned

or

shared

among

the

business

divisions.

The
activities

of

the

businesses

and

support

and

control

functions

are

closely

aligned

to

improve

efficiency

and

create

a
working environment built on accountability and collaboration.

Group Treasury
Group Treasury

manages balance sheet structural risk (e.g. interest rate, structural foreign exchange and collateral risks), as well

as the

risks associated

with our

liquidity,

capital and

funding portfolios.

Group Treasury

serves all

five business
divisions, and its risk management is integrated into the

Group risk governance framework.

Annual Report 2024 |
Our business model and environment | Our

environment

14
Our environment
Market environment
Global economic developments in 2024
1
Although global

economic growth

slowed slightly

in 2024,

to 3.2%

from 3.4%

in 2023,

there was

more growth

than
had been expected, helped by the strength of the US economy,

slowing inflation, and central bank rate cuts.

The

resilience

of

the

US

economy

was

the

main

surprise

relative

to

projections

coming

into

2024.

Robust

consumer
spending and greater business

investment in artificial

intelligence (AI) helped

US GDP to

grow by 2.8%,

close to the

2.9%
increase registered in 2023.

Growth in other developed economies was more muted. The Eurozone’s GDP expanded by 0.7%, which was marginally better than the

0.5% registered in

2023. Germany was

the main drag, with

the region’s largest

economy held back

by
weak consumer demand, high energy

prices and challenges in major export

markets, including intensifying competition
to its important

automotive industry.

In contrast, Swiss

GDP growth accelerated

to 1.4%, up

from 0.7%

in 2023, with
improving consumer demand offsetting weakness in the manufacturing sector.

China’s

post-pandemic

rebound

continued

to

be

disappointing,

with

GDP

growth

at

4.8%,

compared

with

5.2%

in
2023. Consumers were cautious

about spending against a

backdrop of job

insecurity and falling property prices.

Stimulus
from the government came late in the year and has yet

to revive consumer confidence.

Inflation continued its

trend toward normalization

after the multi-decade

highs experienced in

the wake of

the COVID-
19 pandemic. Lower inflation in the Eurozone

and the UK led the European Central

Bank and the Bank of England to cut
rates by

100 basis points

and 50 basis

points, respectively.

Meanwhile, low

inflation in

Switzerland (1.1%

in 2024)

led
the Swiss National

Bank (the

SNB) to cut

interest rates by

125 basis points. The

US Federal Reserve

cut interest rates

by
100 basis points, less than had been expected earlier in 2024. The consumer price index in the US rose 2.9% in the year
to December 2024, compared with 3.4% in 2023.
Strong

US

earnings

growth,

lower

interest

rates,

and

optimism

about

AI

helped

the

S&P

500

deliver

a

25%

return,
contributing to a 20.7%

return for the

MSCI All Country

World Index. The MSCI

Europe index gained

10.3%, with the
MSCI Switzerland

returning

6.6%. Emerging

market

equities returned

8.1% in

US dollar

terms, with

the MSCI

China
returning 19.8%, helped by government pledges of more

forceful stimulus.
It was a volatile

year for bond markets,

amid shifting expectations over

the timing, pace and

magnitude of interest rate
cuts from

central banks.

The yield

on 10-year

US Treasuries

rose from

3.9% at

the start

of 2024

to 4.6%,

boosted by
stronger US

economic

data and

the anticipation

of higher

inflation under

the new

US administration.

The yield

on 10-
year German bunds also rose, despite concerns over weak

growth in Germany and the Eurozone.
Economic and market outlook for 2025
1
We expect economic uncertainty to remain high in 2025, with the potential for significant policy developments from the new US administration and with

geopolitical risks still elevated. However, our

base case is for 2025

to be another resilient
year for the global economy, and our projections show only

a slight slowing of global GDP growth, to 3.0% in 2025.
In the US, we expect healthy consumption, further easing of fiscal policy and interest rate cuts from the Federal Reserve.
This should

help mitigate

the potential

drag from

higher trade

tariffs. Our

base case

is for

US GDP

to grow

by around
2%. The prospect of higher tariffs on exports to

the US could prove a headwind to growth in Europe

and Asia. Although
China could

counter with

further stimulus,

we expect growth

there to

slow further,

to 4.0%

in 2025,

due to

the continued
weakness

in the

property

market and

consumer demand.

For the

Eurozone, we

expect

growth to

stabilize,

with GDP
increasing by

0.9% in

2025, as

falling interest

rates and

higher levels

of savings

support both

consumer spending

and
corporate investments. For

Switzerland, we expect

GDP growth of

1.3%, supported by

stronger external demand

from
the Eurozone.

Regarding

interest

rates, we

still see

Federal Reserve

rates as

restrictive

and expect

further

cuts in

2025, despite

the resilience
of the

US economy.

Our view

is that

subdued growth

and slowing

inflation in

the Eurozone

will prompt

the European
Central Bank

to continue cutting

interest rates

in 2025. We also

expect the SNB

to further cut

rates amid low

inflation.

We expect a combination of continued economic growth, monetary easing, and advances in AI to contribute to another positive

year

for

the

S&P

500.

Although

a

relaxation

of

regulations

on

businesses

by

the

incoming

US administration
could further support stocks, international markets could face pressure from US tariffs.

We see only a

modest downside to government

bond yields, as resilient

US growth and above-target US

inflation partially
offset

the

likely

impact

of

lower

central

bank

interest

rates.

We

believe

that

the

threat

of

tariffs

and

geopolitical
uncertainty are likely to maintain the strength of the

US dollar for at least the first half of 2025.
1

Based on the following sources: Haver Analytics, CEIC, National Statistics and UBS.

Annual Report 2024 |
Our business model and environment |

Regulation and supervision

15
Regulation and supervision
As a financial

services provider

based in Switzerland,

the UBS Group

is subject to

consolidated supervision

by the Swiss
Financial Market Supervisory Authority

(FINMA). The Group’s entities

are also regulated and

supervised by authorities in
each

country

where

we

conduct business.

Through

UBS AG

and
UBS Switzerland

AG,

which are

licensed

as

banks

in
Switzerland, UBS may engage in a full range of financial services activities in Switzerland and abroad, including personal
banking, commercial banking, investment banking and asset management.
UBS is

a global

systemically important

bank, as

designated by

the Financial

Stability

Board, and

a systemically

relevant
bank

(an SRB)

in Switzerland,

UBS Group

entities

are

subject

to stricter

regulatory

requirements

and supervision

than
most other Swiss banks.

›
Refer to the “Integration of Credit Suisse” section

of this report for more information
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

supervision, and

enforcement.

It is

responsible

for prudential
supervision and mandates audit firms to perform regulatory

audits and other supervisory tasks on its behalf.
Capital adequacy and liquidity regulation
As an internationally active

Swiss systemically important bank

(an SIB), UBS is subject

to capital and total loss-absorbing
capacity (TLAC)

requirements

at both

the group

level, for

UBS Group AG,

and the

parent bank

level, for

UBS AG, that
are based

on both

risk-weighted

assets and

the leverage

ratio denominator,

and are

among the

most stringent

in the
world. UBS Group AG, UBS AG and UBS

Switzerland AG are also subject to liquidity requirements and to minimum long-
term funding requirements for Swiss SIBs.
›
Refer to the “Risk, capital, liquidity and funding,

and balance sheet” section of this report for

more information about the Swiss
SRB framework and the Swiss too-big-to-fail (TBTF)

requirements
›
Refer to “Liquidity and funding management” in

the “Risk, capital, liquidity and funding, and balance

sheet” section of this report
for more information about liquidity coverage ratio and net

stable funding ratio requirements

Regulation and supervision outside Switzerland
Regulation and supervision in the US
In the

US, UBS

is subject

to regulation

and supervision

by the

Board

of Governors

of the

Federal Reserve

System (the
Federal Reserve Board)

under a number of laws.

UBS Group AG and

UBS AG are subject

to the Bank Holding

Company
Act, pursuant to which the Federal Reserve Board

has supervisory authority over our US operations.

In addition to being

a financial holding company under the

Bank Holding Company Act, UBS AG has

US branches, which
are authorized

and supervised

by the

Office of

the Comptroller

of the

Currency (the

OCC). UBS AG

and Credit

Suisse
International are registered as swap dealers

with the Commodity Futures Trading Commission

(the CFTC) and registered
as securities-based swap dealers with the Securities and Exchange

Commission (the SEC).

UBS Americas

Holding LLC

is the

intermediate

holding

company for

our operations

in the

US outside

of the

UBS AG
branch network, as

required under the Dodd–Frank

Act, and is

subject to requirements established

by the Federal

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
UBS Financial Services Inc., UBS Securities LLC,

Credit Suisse Securities (USA) LLC and

several other US subsidiaries of UBS
are subject to regulation by a

number of different government agencies and

self-regulatory organizations, including the
SEC,

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

Authority (the PRA), which
is part of the Bank of England (the BoE), and the Financial Conduct Authority

(the FCA). We are also subject to the rules
of the London Stock Exchange and other securities and commodities exchanges of which UBS AG is a member.
UBS AG has a UK-registered branch, UBS AG

London Branch, which serves as a

global booking center for our Investment
Bank,

with

regulated

subsidiaries

that

provide

asset

management

services.

Credit

Suisse

International,

Credit

Suisse
Securities (Europe)

Limited and

Credit Suisse

(UK) Limited

are authorized

and regulated

by the

FCA and

subject to

the
authority of the PRA.

Annual Report 2024 |
Our business model and environment |

Regulation and supervision

16
Regulation and supervision in Europe

UBS Europe SE, headquartered

in Germany,

is subject to the direct

supervision of the European

Central Bank (the ECB),
as well

as

to continued

conduct,

consumer

protection

and anti-money

-laundering-related

supervision

by

the

German
Federal Financial Supervisory Authority (BaFin) and supervisory support by the German Bundesbank. The entity is subject
to

EU

and

German

laws

and

regulations.

UBS

Europe

SE

maintains

branches

in

Denmark,

France,

Ireland,

Italy,
Luxembourg, the

Netherlands, Poland,

Portugal, Spain,

Sweden and

Switzerland, and

is subject

to conduct supervision
by authorities in all those countries.
In Italy, Credit

Suisse (Italy) SpA

is supervised by

the Bank of

Italy and the

Commissione Nazionale per le

Società e la Borsa.
In

Spain,

Credit

Suisse

Bank

(Europe)

SA

is

supervised

by

the

Bank

of

Spain,

the

Comisión

Nacional

del

Mercado

de
Valores and

the Servicio

Ejecutivo

de la

Comisión de

Prevención del

Blanqueo

de Capitales

e Infracciones

Monetarias.
Credit Suisse Bank (Europe)

SA operates a branch

in the Netherlands, which

is subject to conduct supervision

by the De
Nederlandsche Bank

and De Autoriteit

Financiële Markten. We

expect to wind

down or consolidate

Credit Suisse (Italy)
SpA and Credit Suisse Bank (Europe) SA into UBS Europe

SE in accordance with the intermediate EU parent undertaking requirement, which in agreement with the ECB is to be implemented by June 2025.
Regulation and supervision in Asia Pacific
We operate

in numerous

locations in Asia

Pacific, including

Singapore, the

Hong Kong SAR,

mainland China,

Australia
and Japan. The

operations in these

locations are subject

to regulation and

supervision by local

financial regulators.

Our
Asia Pacific regional hubs are in Singapore

and the Hong Kong SAR.
In Singapore,

UBS AG Singapore Branch,

UBS Securities Pte

Ltd, UBS

Asset Management (Singapore)

Ltd and Credit

Suisse
Securities (Singapore)

Pte Limited are

supervised by the

Monetary Authority

of Singapore

and the Singapore

Exchange.
Credit Suisse (Singapore) Limited is supervised by the Monetary

Authority of Singapore.

In the Hong Kong SAR, UBS

AG Hong Kong Branch is supervised

by the Hong Kong Monetary

Authority. UBS Securities
Hong Kong

Limited, UBS Securities

Asia Limited, UBS

Asset Management (Hong

Kong) Limited, Credit

Suisse (Hong Kong)
Limited

and

Credit

Suisse

Securities

(Hong

Kong)

Limited

are

supervised

by

the

Hong

Kong

Securities

and

Futures
Commission. In

addition, UBS

Securities Hong

Kong Limited

and Credit

Suisse (Hong

Kong) Limited

are supervised

by
Hong Kong Exchanges and Clearing Limited.

In mainland China,

we have

multiple licenses

to operate the

respective business

lines of UBS

AG and Credit

Suisse AG,
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
In

Australia,

UBS AG

Australia

Branch

is

supervised

by

the

Australian

Prudential

Regulation

Authority,

the

Australian
Securities

and

Investments

Commission,

the

Australian

Transaction

Reports

and

Analysis

Centre,

the

Reserve

Bank

of
Australia, and the

Australian Securities Exchange.

UBS Securities Australia

Ltd, UBS Asset

Management Limited and

Credit
Suisse Equities (Australia) Limited are supervised by

the Australian Securities and Investments Commission, the Australian
Transaction Reports and Analysis Centre and the Australian

Securities Exchange.
In Japan,

UBS Securities Japan

Co., Ltd.

and Credit Suisse

Securities (Japan) Limited

are supervised by

the Financial

Services
Agency and

the Japan

Exchange Group.

UBS AG Tokyo

Branch is

supervised by

the Financial

Services

Agency and

the
Bank of

Japan. UBS

SuMi TRUST

Wealth Management

Co., Ltd.

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

employee

and

other

personal

and
confidential information. This includes provisions under Swiss law,

the EU General Data Protection Regulation (the GDPR)
and laws of other jurisdictions.
›
Refer to the “Risk factors” section of this report for

more information about regulatory change

Annual Report 2024 |
Our business model and environment |

Regulation and supervision

17
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
a bail

in at

the group

holding company

level. UBS

has made

structural,

financial

and operational

changes to

facilitate

an SPE
strategy and is

confident that a

resolution of the

bank is

operationally executable and legally enforceable. In 2023,

UBS
acquired the Credit Suisse Group and merged Credit Suisse Group AG into

UBS Group AG. UBS Group AG subsumed all
the capital and loss-absorbing instruments

of Credit Suisse Group AG with the acquisition.

A bail in remains operationally
executable for

the combined UBS

Group and an

SPE resolution

strategy remains

the preferred

strategy for

UBS.
FINMA evaluates the recovery and resolution plans of Swiss SRBs on a regular basis. In October 2024, FINMA announced that it had suspended

the annual approval of

UBS’s recovery and emergency

plans and determined that

the integration
of Credit Suisse

required adjustments by UBS

to ensure continued resolvability.

While FINMA recognized that

UBS remains
resolvable

under

its

existing

preferred

resolution

strategy,

it

noted

that

UBS’s

resolution

planning

must

be

further
developed to increase the available options

for FINMA in case of

resolution. The preferred resolution strategy involves the
recapitalization via a bail in at the group holding company level and a restructuring of the business into a viable business model. As additional optionality, an alternative resolution

strategy based on an orderly market exit (either via disposal

or
wind-down or a combination of both) is expected by FINMA,

and initial concepts are under discussion. This is in line

with
the TBTF report of

the Swiss Federal

Council, issued in

April 2024, which

will also require

amendments to legislation

to
provide authorities

with more

options to

increase flexibility

in case

of a

crisis and

increase legal

certainty for

executing
these alternative resolution options.

Crisis management framework
The UBS Group’s crisis management framework

assigns responsibility and actions depending on the

nature of the stress
incident and the scale of the response needed.
–
For incident,

risk and

crisis

management,

the Group

Crisis Task

Force

works with

incident management

teams that
provide monitoring and early

warning indicators at the

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

point of non-viability,

as defined

by Swiss law,

has been reached
and, as

part

of the

resolution

plan,

has the

power

to

order

the

bail

in

of creditors

to recapitalize

and stabilize

the
Group, limit

payments

of dividends

and interest,

alter

our legal

structure, take

actions to

reduce business

risk, and
order a restructuring of the bank.

Annual Report 2024 |
Our business model and environment |

Regulation and supervision

18
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
Global Resolution Strategy
FINMA is required

to produce

a global resolution

plan for UBS.

The plan includes

setting out measures

that FINMA can
take to

resolve UBS

in an orderly

manner if

the Group

enters resolution.

The SPE

bail-in strategy

would involve

writing
down the

Group’s re

maining equity

and additional

tier 1 and

tier 2 instruments,

as well

as the

bailing in

of the

TLAC-
eligible senior unsecured

bonds at the

UBS Group AG

level. An internal

recapitalization of

undercapitalized subsidiaries
would be

executed simultaneously

with losses

transmitted

to UBS AG

and, ultimately,

UBS Group

AG. Post-resolution
restructuring measures could include

disposals or wind-down of businesses and assets

.
Local recovery and resolution plans
The Swiss

emergency plan

demonstrates how UBS’s

systemically important

functions and

critical operations in

Switzerland
can continue if

the UBS Group

cannot be restructured.

This is achieved

mainly by operating

the Swiss-booked

business
in a separate legal entity,

UBS Switzerland AG, and by ensuring its financial and operational self-sufficiency to enable its
continued operation throughout a crisis.

The

US

resolution

plan

sets

out

the

steps

that

could

be

taken

to

resolve

the

US

intermediate

holding

company,

UBS
Americas Holding LLC, and its subsidiaries if

it suffered material financial distress and UBS

Group was unable or unwilling
to provide

financial support.

As required

by US

regulations, our

US plan

contemplates that

UBS Americas

Holding LLC
will commence US bankruptcy

proceedings. Prior to this,

the plan envisages UBS

Americas Holding LLC downstreaming
financial

resources

to

its respective

subsidiaries

to facilitate

an orderly

wind-down

or

disposal

of businesses.

The

next
updated plan has to be submitted by October 2025.

UBS Europe SE

updates a

local recovery

plan annually

based on

ECB requirements

and resolution

planning information
and capabilities based on

Single Resolution Board requirements. On the

basis of such information,

the Internal Resolution
Team, composed of members of the Single Resolution Board,

produces a resolution plan for UBS Europe SE.

Annual Report 2024 |
Our business model and environment |

Regulation and supervision

19
UBS operates a UK banking subsidiary

with Credit Suisse International, which

is in the process of being wound down

as
part of Non-core and Legacy. Credit Suisse International is subject to the

UK Resolvability Assessment Framework, under
which it is required to assess its recovery planning and resolvability planning capabilities against the standards defined in
the UK Resolvability Assessment Framework

on an annual basis and confirm its compliance

to the BoE and PRA. The UK
authorities have

confirmed that

as of

January

2025 Credit

Suisse International

is no

longer subject

to the

UK internal
minimum requirements for own funds and eligible liabilities.
Other local recovery and resolution plans exist for various

UBS AG entities and jurisdictions.
Regulatory trends
Regulatory

policy

discussions

resulting

from

the

March

2023

banking

turmoil

continued

throughout

2024.

At

the
supranational level, the focus

was on liquidity and

interest rate risks, supervision, and

the impact of technology

and social
media on depositor behavior, but

there have been no

specific policy proposals to

date. Discussions in Switzerland

focused
on a

thorough analysis

of the

Credit Suisse

crisis and

proposals aimed

at strengthening

the financial

stability of

Swiss
financial

institutions

and

the

financial

sector

going

forward.

Now

that

the

parliamentary

investigation

committee

has
released its report, the official analysis of the Credit Suisse crisis has been concluded.
The final Basel III implementation was a key theme across jurisdictions with further divergence emerging. While the final
Basel III

regulations

have

been

implemented

in

Switzerland

as

of

1 January

2025,

implementation

timelines

are
increasingly varying across other major jurisdictions.

The trend

of further

digitalization in the

banking industry

has triggered

regulatory policy

responses across

jurisdictions.
In particular, the field of artificial intelligence (AI) has seen rapid technical and market developments. In response to this,
various international organizations

have advanced work

to define global

high-level principles, applicable

across industries.
At the same time, and in parallel with global efforts,

jurisdictional approaches differ. Notably, the EU is

implementing an
expansive AI

Act, which

came into

force on

1 August 2024.

Other jurisdictions,

including the

US and

Switzerland, are
taking a more measured approach,

emphasizing and clarifying the applicability of existing

laws and building capacity and
understanding of the technology, before taking

targeted regulatory action. Separately, applications

of distributed ledger
technology and market

adoption of digital

assets continue

to grow, while

the maturity

of the regulatory

landscape has
increased. 2024 saw the introduction

of the EU Markets in Crypto

-Assets Act, which seeks to

harmonize stablecoin and
crypto asset

regulation in

the EU.

In the

US, the

change in

administration has

resulted in

a more

accommodative regulatory
sentiment toward digital

assets, driving a

shift in

the regulatory approach

across responsible agencies.

Meanwhile, various
central banks

are experimenting

with central

bank digital

currencies to

understand the

benefits and

risk, but

often without
any commitment toward implementation.

Operational resilience and

banks’ management of

third-party risk has

continued to receive

a heightened regulatory and
supervisory

focus,

including

the

management

of

cyber

risks

related

to

third-party

vendors

and

how

banks

ensure
compliance

with

minimum

standards.

This

has

been

caused,

in

part,

by

high-profile

incidents.

Many

jurisdictions

are
working on expanding incident reporting, including

for cybersecurity incidents. Separately, the interconnectedness with,
and dependence on, third-party

providers has been in focus,

including via the Basel

Committee on Banking Supervision
reviewing principles

for the

sound management

of third-party

risk in the

banking industry

and the

UK implementing

a
critical third-party

regime. Finally, regulators

such as the

Monetary Authority in

Singapore have started

to consider risks
to banks related to quantum computing.

Sustainable finance stayed high on the

policy agenda but with implementation of prescriptive legislation diverging across
jurisdictions, and the

EU proposing recently

to simplify its

sustainability reporting and

due diligence requirements.

Notable
activity was observed related to sustainability reporting disclosures, with ongoing implementation and alignment efforts.
In addition,

there was

increased

policy attention

regarding

transition plans

as a

strategic tool

for decarbonization

and
adaptation to a low-carbon

future and, in some

jurisdictions, also as a

climate risk management

tool. Policymakers also
advanced developments

on prudential

disclosure standards

for the

supervision of

climate-related financial

risks. Finally,
additional regulation was focused on voluntary carbon markets,

including on market integrity and credit quality.
Policymakers maintained

focus on

financial stability

risks in

the non-bank

financial intermediation

(the NBFI)

sector. At
the global

level, work

focused on

banks’ counterparty

credit risk

management, as

well as

risks within

the NBFI

sector,
including preparedness for margin

and collateral calls, liquidity

management in funds, and

proposals to manage excessive
leverage. The EU reviewed

the adequacy of macroprudential

tools for NBFI firms,

and the Bank of

England completed a
first-of-its-kind, system-wide stress test to understand the role that NBFI firms play during an economic shock.

Anti-money-laundering

was

prominent

on

policymakers’

agendas,

with

increased

due

diligence

requirements

for

the
financial

industry

in

Switzerland,

while

sanctions

remained

a

crucial

component

of

western

countries’

strategies

to
counter Russian aggression in Ukraine.

Finally, while market structure

reforms have been

largely implemented in the

US, similar issues

are under discussion across
jurisdictions in Europe, notably the element of the reforms related to the shortening of the standard settlement cycle for
security transactions from two business days to one business day.

Annual Report 2024 |
Our business model and environment |

Regulation and supervision

20
In 2025,

various jurisdictions,

including the

EU, UK,

and US,

are shifting

their stated

policy and

regulatory approaches
toward

promoting

a

growth-

and

competitiveness-focused

agenda,

with

related

measures

to

simplify

and

boost

the
framework conditions, while other jurisdictions, including Switzerland, remain focused on strengthening their regulatory environment as a consequence of

the events in March

2023. This adds to

the ongoing trend of

regulatory fragmentation.
However, we believe

the continued

adaptations made to

our business

model and

our proactive management

of regulatory
change

put

us

in

a

strong

position

to

absorb

upcoming

challenges

in

the

regulatory

environment.

We

trust

that

our
strengthened standing as a combined organization with a strong capital position and a balance sheet for all seasons will
enable us to cope with any potential challenges.
›
Refer to the “Regulatory and legal developments”

and the “Risk, capital, liquidity and funding,

and balance sheet” sections of this
report for more information
Regulatory and legal developments
Developments related to the acquisition of the Credit Suisse

Group
In April

2024, the

Swiss Federal

Council released

its report

on banking

stability that

evaluates the

regulation of

systemically
important banks

(SIBs). The

report includes

a comprehensive

review of

the acquisition

of the

Credit Suisse

Group and
concludes that

the existing

Swiss too-big-to-fail

(TBTF) regime

must be

further developed

and strengthened.

The Swiss
Federal Council proposes

to introduce measures

focused on three

areas: strengthening prevention,

strengthening liquidity
and expanding the crisis toolkit.
Measures include proposals

to strengthen the capital

base, to improve

resolvability and tighten

capital requirements for
global

systemically

important

banks

(G-SIBs),

including

the

introduction

of

forward-looking

elements

for

institution-
specific Pillar 2

capital surcharges

and more

stringent capital adequacy

requirements for

the parent

bank regarding

foreign
participations. The Swiss Federal Council also recommended measures related to corporate governance, such as a senior management regime and regulations regarding variable compensation. To strengthen liquidity, the Swiss Federal Council intends to significantly expand the potential for the Swiss National Bank

(the SNB) to provide more liquidity in a crisis, as
well as an obligation for SIBs to prepare collateral

for that purpose. Furthermore, the Swiss Federal

Council reiterated its
support for the

introduction of a

public liquidity backstop.

To expand the

crisis toolkit, the

Swiss Federal Council

proposed
measures that aim to minimize legal risks associated with the execution of resolution measures.
In October

2024, the

Swiss Financial

Market Supervisory

Authority (FINMA)

published its

2024 resolution

reporting

for UBS.

›
Refer to “Recovery and resolution” in the “Regulation

and supervision” section of this report for more information
In December

2024, the

Swiss parliamentary

investigation committee

(
Parlamentarische Untersuchungskommission , the
PUK) published

its report

that examined

the authorities’

role and

actions in

the context

of the

Credit Suisse

crisis. The
PUK

identified

a

need

for

improvement

and

action

at

both

the

enforcement

and

legislative

levels

and

made
recommendations regarding potential improvements to the crisis toolkit. The Swiss Federal Council stated that the PUK’s proposals will be covered in the implementation of the Federal

Council’s proposed measures.
In February 2025, the Economic Affairs and

Taxation Committee agreed to extend the suspension of its

discussion on the
introduction

of

a

public

liquidity

backstop

until

the

end

of

2026.

The

Committee

stated

that

the

design

of

a

public
liquidity backstop can only be defined in the overall context of Switzerland’s TBTF regulation. The discussion was initially
suspended in August 2024 in order to take into account

the PUK’s report.
Based

on

its

report

on

banking

stability

from

April

2024,

the

Swiss

Federal

Council

is

expected

to

launch

a

public
consultation in

May 2025

on the

implementation of

the proposed

measures. The

measures will

include changes

at the
ordinance level, which

can be adopted

by the Swiss

Federal Council, and

legislative amendments, which

will be submitted
to

the

Parliament.

In

February

2025,

the

Swiss

Federal

Department

of

Finance

indicated

that

the

capital

adequacy
requirements for foreign participations will be regulated at the legislative level, rather than at the ordinance level. Due to the broad

range of

possible outcomes,

the impact of

the proposals on

UBS can

be assessed

only when

the implementation
details become clearer.

Annual Report 2024 |
Our business model and environment |

Regulatory and legal developments

21
Developments related to the implementation of the final

Basel III standards
In Switzerland,

the amendments

to the Capital

Adequacy Ordinance

(the CAO) that

incorporate

the final Basel

III standards
into Swiss law,

including the five new ordinances that contain the

implementing provisions for the revised CAO, entered
into force on 1 January 2025.

The adoption of the final Basel III

standards led to a similar impact

on UBS AG consolidated
as on UBS Group, with

a USD 1bn increase in

UBS AG’s RWA, resulting

in a minimal impact

on the CET1 capital

ratio. The
USD 1bn

increase

was primarily

driven by

a USD

7bn increase

in market

risk RWA

and a

USD 3bn

increase

in credit

valuation
adjustment-related RWA resulting from

the implementation of

the Fundamental Review

of the

Trading Book

(the FRTB)
framework,

largely offset

by a USD 7bn

reduction in

operational

risk RWA and

a USD 1bn reduction

in credit

risk RWA. We
will provide in our first quarter 2025 report

an update on further improvements

from mitigating actions and our dialogue
with FINMA regarding

various aspects of

the final Basel III

rules. These changes

do not take into account

the impact of the
output floor.

The output floor,

which is being

phased in until

2028, is currently

not binding

for UBS AG.
In

the

EU,

the

final

Basel III

requirements

became

applicable

as

of

1 January

2025,

except

for

the

market

risk

capital
requirements, the implementation

of which has

been delayed until

at least 1 January

2026, as confirmed

by the European
Commission in June 2024. The overall impact on UBS is limited.

In September

2024, the

UK Prudential

Regulatory Authority

(the PRA)

published its

final rules

covering the

implementation
of the final Basel III standards.

As part of the

package, the PRA announced the pushing

back of the implementation date,
from 1 July 2025 to 1 January

2026, with full phase-in of the

output floor by 1 January 2030. In

January 2025, the PRA
announced that it has

further postponed the

implementation of the

final Basel III standards

until 1 January 2027,

citing
the need for greater clarity on US plans. In its announcement, the PRA left open the possibility of further postponement.
The date for the full phase-in of the output floor continues to be 1 January 2030. The overall impact on UBS is expected
to be limited.
In the US, the banking agencies, including the

Federal Reserve Board, have been discussing amendments to their original proposals regarding

the implementation

of the

final Basel III

standards. The

timing and

the content

of a

re-proposal of
the July 2023 version

of the final

Basel III rules remain

uncertain
as the change

in principals at

the US banking

agencies
has yet to be completed.

Other developments related to prudential regulation
In April 2024, the

SNB announced that

it will raise the

minimum reserve requirement

for domestic banks from

2.5% to
4%, and it will therefore

amend the National Bank

Ordinance as of 1 July

2024. The SNB also announced

that liabilities
arising from cancelable customer deposits (excluding tied pension provisions) will be included in full in the calculation of
the minimum

reserve requirement,

as is

the case

with the

other relevant

liabilities. This

revokes the

previous exception
under which only 20% of these

liabilities counted toward the calculation. Based

on the latest internal assessments,

UBS
expects a negative impact of around USD 35m per annum

on net interest income to result from these changes.
In

June

2024,

EU

legislators

published

the

final

banking

rules

that

include

amendments

to

the

Capital

Requirements
Regulation and the

Capital Requirements Directive. The

rules entered into

force on 9 July

2024. The amendments

include,
alongside measures to

implement the final

elements of the Basel III

standards, a requirement for

non-EU firms to

establish
a

physical

presence

within

the

EU

when

providing

certain

banking

services,

including

deposit-taking

and

commercial
lending, to EU-domiciled clients

and counterparties, unless

an exemption is

obtained. The changes

will affect the

cross-
border provision of lending services and will require UBS to adapt its approaches to providing such services to clients and counterparties

in

the

EU.

The

requirement

will

become

effective

in

January

2027,

with

grandfathering

provisions

for
contracts entered into before 11 July 2026.
In August 2024, the Federal

Reserve Board assigned UBS

Americas Holding LLC a stress

capital buffer (an SCB)

of 9.3%
as of

1 October

2024

(previously

9.1%)

under

the

Federal

Reserve

Board’s

SCB

rule,

resulting

in a

total

CET1

capital
requirement

of 13.8%.

The

SCB for

our

US-based

intermediate

holding company

is based

on

the

previously

released
results

of

the

Federal

Reserve

Board’s

2024

Dodd–Frank

Act

Stress

Test

(DFAST),

where

UBS

Americas

Holding

LLC
exceeded the minimum capital requirements under the sev

erely adverse scenario.
Developments in the regulation of financial markets
In September 2024, the Swiss Federal Council submitted for parliamentary approval a mutual recognition agreement (an
MRA) with the UK regarding financial services. The agreement facilitates cross-border financial activities based on

a new
model

for

regulatory

cooperation

and

an

outcomes-based

mutual

recognition

of

domestic

rules.

The

MRA

is
supplemented

by

an

enhanced

and

closer

supervisory

process

and

additional

supervisory

arrangements

where

new
market access is granted.

It is expected

that the Parliaments

in Switzerland and the

UK will grant approval

for the MRA
in 2025.
In November 2024, the EU finalized

changes to the existing European

Market Infrastructure Regulation (the EMIR),

with
the changes entering into

force in December 2024.

The revised EMIR rules

require relevant EU market participants

to hold
active accounts at EU

Central Counterparties and

to clear a

representative portion of

certain derivative contracts

within
the EU, effective

June 2025. Other

changes include enhanced

transparency on clearing

services to clients,

new clearing
threshold calculation methodology, and new rules

on initial margin model validation. The impact

of the revised EMIR on
UBS and

its in-scope

clients will depend

on the

final design

of the

technical implementation standards,

which are

expected
to be published later in 2025.

Annual Report 2024 |
Our business model and environment |

Regulatory and legal developments

22
In January 2025,

the Swiss Securities Post-Trade

Council recommended that the

transition to a

shortened settlement cycle
for securities transactions for the

domestic markets in Switzerland and Liechtenstein from

two business days (T+2) to one
business day (T+1) should occur in October 2027, in alignment with the EU and the UK.

In February 2025, the European Commission published a legislative proposal to shorten the settlement cycle in the EU to
T+1,

setting

11 October

2027

as

the

appropriate

date

for

the

transition.

The

proposal

is

in

alignment

with

the
recommendations from the European Securities and Markets

Authority from November 2024.

In February 2025, the UK announced that the transition to a T+1 settlement cycle will occur on 11 October 2027, in line with

the

recommendations

included

in

the

UK

Accelerated

Settlement

Taskforce’s

report

from

March

2024

and

its
implementation plan from February 2025.

In the US, a shortened T+1 settlement cycle has applied to

securities transactions since May 2024.

UBS

implemented

the

required

enhancements

based

on

the

US

rules

and

will

prepare

for

further

implementation
according to the evolving rules and market practice

in other jurisdictions.
Developments related to environmental,

social and governance matters
In June 2024,

the Swiss Federal

Council launched a

consultation on a

proposed extension of

the application scope

and
substance of the existing sustainability reporting requirements under the Swiss Code of Obligations. Under the proposed rules,

a

wider

scope

of

companies

would

have

to

report

on

the

risks

of

their

business

activities

in

the

areas

of

the
environment, human rights and

corruption, as well as on

measures taken against such

risks. Affected companies would
have

the

choice

of

reporting

according

to

either

the

EU

sustainability

reporting

requirements

or

another

equivalent
standard for sustainability

reporting. The consultation

closed in October

2024. The impact

of the proposals

on UBS can
be assessed only when the

implementation details become

clearer.

If the changes are

adopted as proposed, UBS

will be
subject to the extended requirements.
In November 2024, the

Swiss Federal Council

adopted the Climate

Protection Ordinance to

the Climate and Innovation
Act. The ordinance entered

into force on 1 January

2025, and it introduces,

among other matters,

measures to support
financial flows

contributing

to achieving

the Swiss

climate targets.

The main

instrument to

measure progress

made by
the financial sector toward this goal will continue to be the voluntary climate tests conducted by the Swiss Federal Office
for the Environment. UBS participates in the bi-annual climate tests conducted by the Swiss authorities.
In December 2024,

the Swiss Federal

Council launched a

consultation on amending

the Ordinance on

Climate Disclosures
to

adapt

it

to

the

latest

international

developments.

As

the

recommendations

of

the

Task

Force

on

Climate-related
Financial Disclosures (the

TCFD) have been

incorporated into international

standards, the Federal

Council proposes that
companies meet the

obligation to report

on climate-related

matters by applying

an internationally recognized

standard
or the

sustainability reporting

standard used

in the

EU. The

draft proposal

also establishes

minimum requirements

for
transition plans for financial flows that describe the planned path to a net-zero target by 2050. The consultation will last until March 2025, and the

amended Ordinance on Climate Disclosures is

expected to enter into force on

1 January 2026.
UBS is within the scope of the new requirements, with the

impact on UBS dependent on the final ordinance.

In December

2024, FINMA

published a

new circular,

applicable to

banks and

insurers, on

the management

of climate-
and

other

nature-related

financial

risks.

The

circular

sets

out

provisions

for

governance

and

institution-wide

risk
management, as well as provisions for risk identification, materiality assessment and scenario analysis regarding climate-
and nature-related

financial risks.

Implementation will

be guided

by international

frameworks and

standards, including
the Basel Committee on Banking Supervision Principles

for the effective management and supervision

of climate-related
financial risks.

The circular

will enter

into force

on 1 January

2026 and

will initially

apply exclusively

to climate-related
financial risks. From 1 January 2028, the

circular will apply to all

nature-related financial risks. UBS is assessing

the impact
of the requirements,

which will be addressed in a multi-year implementation

plan.
In May

2024, the

European

Council

approved the

new

Corporate Sustainability

Due Diligence

Directive (the

CSDDD),
which entered into force on 25 July 2024. The CSDDD requires in-scope companies to identify and address potential and
actual adverse human rights and environmental impacts in their own operations, their subsidiaries and, where related to
their value

chain(s), those

of their

business partners.

In addition,

the CSDDD

requires large companies

to adopt

a transition
plan for climate change mitigation

aligned with the 2050

climate neutrality objective of

the Paris Agreement, as

well as
intermediate

targets

under

the

European

Climate

Law.

The

July

2026

deadline

provided

for

the

transposition

of

the
CSDDD into Member States’ national laws and the July

2027 start date of the first phase of the CSDDD application

may
be postponed by one

year in light of

the changes to the

CSDDD proposed by the

European Commission in February 2025
as part of

its recent initiative

to simplify sustainability

regulations. UBS expects its

EU entities will

be required to

implement
the CSDDD rules. The full scope

of application will depend on the

implementation guidelines, which are

expected to be
developed by the

European Commission

by July 2026

(instead of July

2027) according to

the newly

proposed timeline,
and

on

the

changes

to

the

CSDDD

to

be

agreed

by

EU

legislators

in

light

of

the

European

Commission’s

legislative
proposal from February 2025.
In

November

2024,

the

European

Commission

announced

an

intention

to

streamline

and

simplify

sustainability
regulations,

including

the

Taxonomy

Regulation,

the

Corporate

Sustainability

Reporting

Directive

and

the

CSDDD.
Concrete proposals to

that effect

were

unveiled in February

2025 and will

now be

subject to the

EU legislative

process
involving the

European Parliament

and Council.

The impact

on UBS

can be

assessed only

when the

proposed changes
and their details have been agreed by EU legislators later in 2025.

Annual Report 2024 |
Our business model and environment |

Regulatory and legal developments

23
In February 2025,

the US Securities

and Exchange

Commission (the SEC

)

stated its

intention to withdraw

its regulation
mandating

climate

disclosures

by

SEC

reporting

companies,

which

would

have

included

UBS.

Effectiveness

of

the
regulation had previously been stayed by the SEC pending resolution of litigation challenging it.
Developments related to tax matters

In August 2024, the

Swiss Federal Council launched a

consultation related to the

existing withholding tax exemption that
applies

to

TBTF

instruments

issued

by

no

later

than

31 December

2026.

The

Federal

Council

had

recommended

an
unlimited extension of

the exemption as

part of a

broader reform

package in its

April 2024 report

on banking stability.
As these

reforms are

not expected

to enter

into force

before the

expiry of

the existing

special rules,

the Swiss

Federal
Council proposes to extend the current

exemption, from 31 December 2026 to 31 December 2031,

to ensure that banks
can continue to issue capital instruments on competitive

terms.
In September 2024, the Swiss

Federal Council introduced the Income Inclusion

Rule (the IIR), a measure

developed by the
Organisation for Economic Co-operation and

Development (the OECD) as part

of the minimum corporate taxation rules
applicable to

corporate

groups with

a worldwide

turnover

of at

least EUR 750m.

Under the

IIR, the

profits of

foreign
subsidiaries

and

branches

of

Swiss

corporate

groups

will

be

taxed

at

a

minimum

rate

of

15%

on

the

OECD

global
minimum tax

base

with respect

to each

jurisdiction

in

which the

corporate

groups

operate.

The

IIR complements

the
Swiss supplementary tax that was introduced in January 2024. The IIR became effective on 1 January 2025. UBS’s overall
tax

impact from

the

IIR is

limited, given

that

UBS is

subject

to a

corporate

tax burden

of more

than

15%

in the

vast
majority of countries in which it operates.
Other regulatory and legal developments
In April 2024,

the US Department

of Labor (the

DOL) adopted

a new Retirement

Security Rule,

related amendments

to
existing rules

governing transactions

between covered

plans and parties

in interest, and

amendments to

the “qualified
professional asset manager”

transaction exemption. The

effective date of

the Retirement Security

Rule, and the

related
amendments to

PTE 2020-02

have been

stayed by

a court

pending resolution

of litigation

challenging the

regulations.
The Retirement Security Rule, if it becomes effective,

would expand the scope of transactions subject to requirements of the

Employment

Retirement

Income

Security

Act

by

expanding

the

relationships

and

advice

that

create

a

fiduciary
relationship between an investment professional and a plan or beneficiary, particularly in relation to individual retirement accounts

(IRAs).

The

amendments

to

existing

transaction

exemptions

generally

limit

or

prohibit

the

use

of

those
exemptions for

transactions

involving IRAs,

with the

intention of

requiring transactions

involving IRAs

to rely

upon an
exemption (PTE

2020-2) imposing

specific impartiality,

conflict-of-interest and

compliance requirements.

Global Wealth
Management US treats established IRA accounts as fiduciary

relationships in accordance with PTE 2020-2.
In connection with the adoption of

the Retirement Security Rule, the DOL

also amended PTE 2020-2. These amendments
would, if they become effective, expand the scope of affiliated persons for which a criminal conviction or determinations
of misconduct disqualify

an investment professional

from using the exemption

and add a one-year

transition period for
a

newly

disqualified

investment

professional

to

transition

the

related

business.

The

amendments

to

the

qualified
professional asset manager exemption

would also expand the

scope of events that

may trigger disqualification and

add
a similar

one-year transition

provision. In

each case,

the DOL

would retain

the ability

to grant

an individual

exemption
from the disqualification.
In May 2024, the Swiss Federal Council adopted a dispatch on strengthening its anti-money-laundering framework. Key
elements

include

a

non-publicly

accessible

federal

register

of

beneficial

owners,

due

diligence

for

particularly

risky
activities in legal professions, measures to prevent

the circumvention of applicable sanctions under the

Embargo Act, and
due diligence obligations for cash payments in the real estate business and in precious metals trading. The measures

are
subject

to

parliamentary

approval

and,

therefore,

entry

into

force

is

not

expected

before

2026.

Although

the

final
assessment will only

be concluded once

the final law

has been published,

UBS expects that

additional operational controls
will be required to implement the amended framework.
In July 2024, the

EU published the Artificial Intelligence Act

(the EU AI Act). Among

other matters, the EU AI

Act classifies
AI according to its risk, with the majority of obligations being placed on providers of high-risk AI systems and with some
obligations for users

who deploy an AI

system in a

professional capacity. The EU

AI Act entered

into force in

August 2024,
and it will be

phased in over

the next 36 months.

UBS is assessing the

potential impact of

the uses of

AI and the

EU AI
Act.
In November 2024, the

PRA and the

Financial Conduct Authority

published a consultation

on changes to remuneration
rules for senior management functions

and material risk takers. The consultation

covers changes to several aspects of

the
PRA remuneration rulebook,

including the reduction

of the seven

-year minimum deferral

period to five

years for senior
managers and

allowing deferred remuneration

awards to vest

on a

pro rata basis

from the time

of award.

UBS is

reviewing
the proposals.

Annual Report 2024 |
Our business model and environment |

Risk factors

24
Risk factors
Certain risks,

including those

described below,

may affect

our ability

to execute

our strategy

or our

business activities,
financial condition, results of operations and prospects. We are inherently exposed to multiple risks, many of which may
become apparent only with the benefit of hindsight.

As a result, risks that we do

not consider to be material, or

of which
we are

not currently

aware, could also

adversely affect

us. Within each category,

the risks that

we consider to

be most
material are presented first.
Strategy, management and operational risks
UBS’s acquisition of Credit Suisse Group AG exposes UBS AG to heightened litigation risk and regulatory scrutiny and
entails significant additional costs, liabilities and business integration risks
UBS

Group

AG

acquired

Credit

Suisse

Group

AG

under

exceptional

circumstances

and

the

continued

outflows

and
deteriorating overall financial position of Credit Suisse, in order to avert a failure of Credit Suisse

and thus damage to the
Swiss financial

center and

to global

financial stability.

The acquisition

was effected

through

a merger

of Credit

Suisse
Group AG with

and into UBS

Group AG, with

UBS Group

AG succeeding

to all assets

and all liabilities

of Credit

Suisse
Group

AG,

becoming

the

direct

or

indirect

shareholder

of

the

former

Credit

Suisse

Group

AG’s

direct

and

indirect
subsidiaries. Therefore,

on a consolidated

basis, all assets,

risks and liabilities

of the Credit

Suisse Group

became a part
of UBS. This

includes all

ongoing and

future litigation,

regulatory and

similar matters

arising out of

the business

of the
Credit Suisse Group, thereby

materially

increasing UBS’s exposure to litigation

and investigation risks.
We have incurred and

will continue to incur,

substantial integration and restructuring costs

as we combine the

operations
of UBS and

Credit Suisse.

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

successfully complete

the integration

of the

operations of

both firms

rapidly and
effectively, while maintaining stability of operations and

high levels of service to customers of the combined franchise.

Our ability to

complete the integration

of Credit Suisse

will depend on

a number of

factors, some of

which are outside
of our control, including our ability to:
–
combine the operations of the two firms in a

manner that preserves client service, simplifies infrastructure and results
in

operating

cost

savings,

including

the

successful

transfer

of

clients

from

legacy

Credit

Suisse

platforms

to

UBS
platforms in Switzerland,

our largest booking center;
–
maintain deposits

and client

invested assets

in our

Global Wealth

Management

division and

in Switzerland,

and to
attract additional deposits and invested assets to the combined firm;
–
achieve cost reductions at the levels and in the timeframe

we plan;
–
enhance, integrate

and, where

necessary, remediate

risk management

and financial

control

and other

systems

and
frameworks, including to remediate the material weakness in Credit Suisse’s internal controls over financial reporting;

–
complete the

simplification of

the legal

structure of

the combined

firm in

an expedited

manner, including

obtaining
regulatory approvals and licenses required to implement the

changes;
–
retain staff and reverse attrition of staff in certain of Credit

Suisse’s business areas;
–
successfully execute the wind-down of the assets and

liabilities in our Non-core and Legacy division and

release capital
and resources for other purposes;

–
decommission

the

information

technology

and

other

legacy

Credit

Suisse

operational

infrastructure

to

simplify

our
infrastructure,

reduce operational complexity and lower our operating expenses;

and
–
resolve outstanding litigation, regulatory and similar matters, including matters relating to Credit

Suisse, on terms that
are not significantly adverse to us, as well as to successfully remediate outstanding regulatory and supervisory matters and meet other regulatory commitments.
The

level

of

success

in

the

absorption

of

Credit

Suisse,

in

the

integration

of

the

two

groups

and

their

businesses,
particularly

in

the

area

of

the

Swiss

domestic

bank,

as

well

as

the

domestic

and

international

wealth

management
businesses, the execution of the

planned strategy regarding cost reductions

and divestment of any non-core

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

Annual Report 2024 |
Our business model and environment |

Risk factors

25
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

applicable
to banks,

including UBS

AG. Swiss

regulatory

changes with

regard

to such

matters as

capital and

liquidity have

often
proceeded more

quickly than those

in other major

jurisdictions, and Switzerland’s

requirements for

major international
banks are among the strictest of the major financial

centers. Switzerland has implemented the final Basel 3 requirements effective 1 January 2025, at least a year

ahead of the EU and the UK and likely several years ahead

of the United States.
In addition,

Switzerland

is expected

to introduce

in 2025

proposals

for

changes

in

regulation

following

the

failure

of
Credit Suisse that will likely

include changes to capital and liquidity

requirements for UBS,

the remaining Swiss G-SIB,

as
well as

changes to

the supervisory

regime.

Increased

capital or

liquidity requirements

would put

us at

a disadvantage
when

competing

with

peer

financial

institutions

subject

to

lower

capital

or

liquidity

requirements

or

more

lenient
regulation and increase our competitive disadvantage

in some areas with unregulated non-bank

competitors.
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

requirements

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

Group,

UBS AG

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
The

authorities

in

Switzerland

and

internationally

have

published

lessons

learned

from

the

Credit

Suisse

and

the

US
regional bank

failures, which

are expected

to result

in additional

requirements regarding

resolution planning

and early
intervention tools for authorities.

In connection with these

reviews, FINMA has announced

that it would not provide

an
assessment of

the UBS

resolution plans

in 2024

as it

expects to

make adjustments

to our

resolution plan

requirements
based on lessons learned reviews as well

as potential changes in its recovery and resolution authority under amendments
that are

expected to

be proposed

to Swiss

law. We

expect to

make adjustments

to our resolution

plans to

reflect additional
guidance from FINMA and may be required to make

further adjustment to reflect any changes to law that are

enacted.
Capital and prudential

standards:
As an internationally

active Swiss systemically

relevant bank, we

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

Our risk-weighted assets

(RWA) and leverage

ratio denominator (LRD)

are affected as

Switzerland has implemented

the
final standards promulgated by the

Basel Committee on Banking Supervision

(the BCBS) and may be further

affected as
provisions

of

the

standards

are

phased

in.

Although

these

final

Basel

3

standards

have

now

been

implemented

in
Switzerland, other major banking centers

have delayed implementation or have

not yet enacted the final standards

into
regulation. Extended delay in implementation

by other jurisdictions may

lead to higher capital requirements

for UBS AG
relative to peers.

Annual Report 2024 |
Our business model and environment |

Risk factors

26
In connection with the acquisition of the Credit

Suisse Group, FINMA has permitted Credit Suisse

entities to continue to
apply certain

prior

interpretations

and

has provided

supervisory

rulings

on

the

treatment

of certain

items for

RWA or
capital purposes. In general,

these interpretations require

that UBS phase out

the treatment over

the next several years.
In addition,

FINMA has

agreed

that the

additional capital

requirement applicable

to Swiss

systemically relevant

banks,
which is based on market

share in Switzerland and

leverage ratio denominator (LRD),

will not increase as a

result of the
acquisition of the Credit Suisse Group before the end

of 2025. The phase-out or end of these periods will

likely increase
our overall capital requirements.
The report of

the Swiss Federal

Council on the

failure of Credit

Suisse recommends

changes to Swiss

capital regulation
that, if

adopted, may

have the

effect of

substantially increasing

UBS’s capital

requirements. The

Swiss Federal

Council
has indicated

that it

will publish

proposed amendments

to law

and revisions

to banking

ordinances to

implement the
recommendations for public comment in

May 2025. Certain of

the measures recommended in the

Federal Council report
could require additional capital at UBS AG.
Increases in capital and

changes in liquidity requirements may, in

the aggregate require us to

maintain significantly higher
levels

of capital,

which

may

have

an affect

on

our

ability

to meet

our

ambitions

for

return

on capital

and

for

capital
returns to shareholders. Higher capital or liquidity requirements applied to UBS Group or UBS AG relative to competitors
in Switzerland or abroad may affect UBS AG’s ability to compete with firms subject to less stringent capital requirements and increase UBS AG’s costs to serve customers.
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

with US

Securities and

Exchange Commission

(SEC) Regulation

Best Interest,

which is
intended to enhance and clarify

the duties of brokers and investment

advisers to retail customers, and

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

UBS AG has

experienced cross-border outflows over

a number of

years as a

result of heightened

focus by fiscal

authorities
on cross-border

investment

and fiscal

amnesty

programs,

in

anticipation

of the

implementation

in Switzerland

of the
global automatic exchange of tax

information, and as a result of the

measures UBS AG has implemented

in response to
these

changes.

Further

changes

in

local

tax

laws

or

regulations

and

their

enforcement,

additional

cross-border

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

2008

financial

crisis,

investigations

into

our

cross-border

private

banking

services,
criminal resolutions

of London

Interbank Offered

Rates (LIBOR)-related

and foreign

exchange matters,

as well

as other
matters. We

believe that

reputational damage

as a

result of

these events

was an

important factor

in our loss

of clients
and client assets across our asset-gathering businesses.

The Credit Suisse Group was more

recently subject to significant
litigation and

regulatory matters and

to financial

losses that adversely

affected its

reputation and the

confidence of

clients,
which played a significant role

in the events leading to the

acquisition of the Credit

Suisse Group in March

2023. These
events, or new events

that cause reputational damage,

could have a material

adverse effect on

our results of operation
and financial condition, as well as our ability to achieve our strategic goals and financial targets.

Annual Report 2024 |
Our business model and environment |

Risk factors

27
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

in material losses.

The acquisition of

the Credit Suisse

Group may
elevate these risks,

particularly during

the first

phases of

integration, as

the firms

have historically

operated under different
procedures, IT systems, risk policies and structures

of governance.
As a

meaningful proportion

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

client experience.
We intend to expand the use

of robotic processing, machine learning and artificial

intelligence (AI) to further these goals.
Use of these

tools presents

their own

risks, including

the need

for effective

design and

testing; the

quality of

the data
used for development and

operation of machine

learning and AI tools

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

UBS
AG’s

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

directly
or using

equipment or

security passwords

of our

employees, third-party

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

and intensify these risks,

as would-be attackers

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

for
us,

including

disruption

of

our

operations,

misappropriation

of

confidential

information

concerning

us

or

our

clients,
damage to

our systems, financial

losses for

us or

our clients, violations

of data

privacy and similar

laws, litigation exposure,
and damage to our reputation. We may be subject to enforcement actions as regulatory focus on cybersecurity increases
and regulators

have announced new

rules, guidance and

initiatives on

ransomware and other

cybersecurity-related issues.

Annual Report 2024 |
Our business model and environment |

Risk factors

28
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

Notwithstanding

this, regulators

have

found deficiencies

in the

design and

operation of

anti-money-
laundering

programs

in

our

US

operations.

We

have

undertaken

a

significant

program

to

address

these

regulatory
findings with the objective of fully meeting regulatory expectations for our programs. Failure to maintain and implement adequate

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
are inevitable, but,

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
client. Credit

Suisse has

suffered

very significant

losses from

the default

of the US

prime brokerage

client and

losses in
supply

chain

finance

funds

managed

by

it,

as

well

as

other

matters.

As

a

result

of

these,

Credit

Suisse

is

subject

to
significant regulatory

remediation obligations

to address

deficiencies in

its risk

management

and control

systems, that
continue following the merger.
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

Suisse Group and the integration of

UBS AG with Credit Suisse AG has

increased,
materially, the

portfolio of

business that

is outside

of our

risk appetite

and subject

to exit

that will

be managed

in the
Non-core and Legacy segment.

Annual Report 2024 |
Our business model and environment |

Risk factors

29
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
employees
The financial

services

industry

is characterized

by intense

competition,

continuous

innovation, restrictive,

detailed

and
sometimes

fragmented

regulation

and

ongoing

consolidation.

We

face

competition

at

the

level

of

local

markets

and
individual business lines and from global financial institutions that are comparable to us in their size and breadth, as well as competition from

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
the members of

the Executive Board (EB),

as well as

certain other employees. UBS

is also required to

maintain and enforce
provisions

requiring

UBS

to

recover

from

EB

members

and

certain

other

executives

a

portion

of

performance-based
incentive compensation

in the

event that

the UBS

Group and

UBS AG,

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

and other distributions,
if

any,

received

from

UBS

Switzerland

AG

and

other

subsidiaries.

The

ability

of

such

subsidiaries

to

make

loans

or
distributions,

directly

or indirectly,

to UBS

AG

may

be restricted

as a

result

of

several

factors,

including

restrictions

in
financing agreements

and the

requirements

of applicable

law and

regulatory,

fiscal or

other restrictions.

In particular,
UBS

AG’s

direct

and

indirect

subsidiaries,

including

UBS

Switzerland

AG,

UBS

Americas

Holding

LLC,

Credit

Suisse
Holdings (USA) Inc., UBS

Europe SE and

Credit Suisse International,

are subject to

laws and regulations

that require

the
entities to

maintain minimum

levels of

capital

and liquidity,

that restrict

dividend

payments,

that authorize

regulatory
bodies to block or reduce the flow of funds from those subsidiaries to UBS Group AG, or that could affect their ability to repay

any

loans

made

to,

or

other

investments

in,

such

subsidiary

by

UBS

AG

or another

member

of

the

Group.

For
example,

in

the

early

stages

of

the

COVID-19

pandemic,

the

European

Central

Bank

ordered

all

banks

under

its
supervision

to cease

dividend

distributions,

and the

Board

of Governors

of the

Federal

Reserve

System

limited capital
distributions by bank holding companies

and intermediate holding companies.

Restrictions and regulatory actions

could
impede access

to funds

that

UBS Group

AG may

need to

meet its

obligations

or to

pay dividends

to shareholders.

In
addition, UBS Group AG’s right to participate

in a distribution of assets upon a subsidiary’s liquidation

or reorganization
is subject to all prior claims of the subsidiary’s creditors.
Furthermore, UBS AG

may guarantee some

of the payment

obligations of certain

of the Group’s subsidiaries

from time
to time. These guarantees may

require UBS AG to provide substantial

funds or assets to subsidiaries

or their creditors or
counterparties at a time when UBS AG is in need of liquidity to fund its own obligations.

Annual Report 2024 |
Our business model and environment |

Risk factors

30
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

client activity and demand
for

our

products

and

services,

increased

utilization

of

lending

commitments,

significantly

increased

client

defaults,
continued

and

increasing

credit

and

valuation

losses

in

our

loan

portfolios,

loan

commitments

and

other

assets,

and
impairments of

other financial

assets.

A fall

in equity

markets

and a

consequent decline

in invested

assets would

also
reduce recurring

fee income in our Global

Wealth Management and

Asset Management businesses,

as we experienced
in the second

quarter of 2022. These

factors and other

consequences of a

health emergency may

negatively affect

our
financial condition, including

possible constraints on capital

and liquidity,

as well as resulting

in a higher cost

of capital,
and possible downgrades to our credit ratings.
Geopolitical events:

Terrorist activity and armed conflict in the Middle East, as well as the continuing Russia–Ukraine war, may

have

significant

impacts

on

global

markets,

exacerbate

global

inflationary

pressures

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
Global Wealth Management derives

revenues from all the principal regions

but has a greater concentration

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

Annual Report 2024 |
Our business model and environment |

Risk factors

31
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

to impairments and

defaults on these

credit exposures.

Losses may be

exacerbated by declines

in
the value

of collateral

securing loans and

other exposures. In

our prime

brokerage, securities finance

and Lombard lending
businesses, we

extend substantial amounts

of credit against

securities collateral the

value or

liquidity of

which may decline
rapidly.

Market

closures and

the imposition

of exchange

controls, sanctions

or other

measures

may limit

our ability

to
settle existing transactions

or to realize

on collateral, which

may result in

unexpected increases

in exposures. Our

Swiss
mortgage and corporate lending portfolios,

which have increased substantially as

a result of the Credit

Suisse acquisition,
are

a

large

part

of

our

overall

lending.

We

are

therefore

exposed

to

the

risk

of

adverse

economic

developments

in
Switzerland, including property valuations

in the housing market, the strength

of the Swiss franc and its effect

on Swiss
exports, a return to negative interest rates applied by the Swiss National Bank, economic conditions within the Eurozone
or

the

EU,

and

the

evolution

of

agreements

between

Switzerland

and

the

EU

or

European

Economic

Area,

which
represent Switzerland’s largest

export market. We have

exposures related to real

estate in various countries, including

a
substantial Swiss mortgage portfolio. Although we believe this portfolio is prudently managed,

we could nevertheless be
exposed to losses if a substantial deterioration in the Swiss real estate market were to occur.

As we experienced in 2020, under the IFRS 9 expected credit loss (ECL) regime, credit loss expenses may increase rapidly
at the onset of

an economic downturn as

a result of higher

levels of credit impairments

(stage 3), as well as

higher ECL
from stages 1 and

2. Substantial increases

in ECL

could exceed expected loss

for regulatory capital

purposes and adversely
affect our common equity tier 1 (CET1) capital and regulatory capital ratios.
Interest rate trends and changes could negatively affect our financial results
UBS’s businesses

are sensitive

to changes

in interest

rate trends.

A prolonged

period of

low or

negative interest

rates,
particularly in Switzerland

and the Eurozone,

adversely affected

the net interest

income generated by

UBS’s Personal &
Corporate

Banking and

Global

Wealth

Management

businesses

prior

to 2022.

Actions that

UBS AG

took

to mitigate
adverse effects

on income, such

as the

introduction of

selective deposit

fees or

minimum lending

rates, contributed

to
outflows of customer

deposits (a

key source

of funding

for UBS AG),

net new

money outflows

and a declining

market
share in its Swiss lending business.
During 2022, interest

rates increased sharply in

the US and most

other markets, including a

shift from negative

to positive
central bank policy rates in the Eurozone and Switzerland, as central banks responded to higher inflation. Higher interest
rates generally benefit UBS AG’s net interest income. However, as returns on alternatives to deposits increase with rising
interest rates, such as returns on money market

funds, UBS AG experienced outflows from customer

deposits and shifts
of deposits from

lower-interest account

types to accounts

bearing higher

interest rates, such

as savings and

certificates
of deposit, starting with effects in the US, where rates had rapidly increased. In addition, higher-for-longer interest rates, such as those experienced

in 2023, have

led to similar

shifts in euro

and Swiss franc

deposits. Sustained higher

interest
rates

also may

adversely

affect

our credit

counterparties.

Customer

deposit

outflows

could require

UBS

AG to

obtain
alternative funding, which would likely be more costly than

customer deposits.

Currency
fluctuation may have an adverse effect

on our profits, balance sheet and regulatory capital
We

are

subject

to

currency

fluctuation

risks

as

a

substantial

portion

of

our

assets

and

liabilities

are

denominated

in
currencies other than UBS AG’s presentation

currency,

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

Annual Report 2024 |
Our business model and environment |

Risk factors

32
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

UBS inherited claims against Credit
Suisse entities as part of the acquisition, including matters that may be material to the operating results of the combined
Group. The

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
This risk is

illustrated by the

award of aggregate

penalties and

damages of

EUR 4.5bn against

UBS by the

court of first
instance

in France.

This

award

was

reduced

to an

aggregate

of EUR

1.8bn against

by the

Court of

Appeal,

and, in

a
further appeal, the French Supreme Court

referred the case back to the

Paris Court of Appeal to reconsider

the amount
after a new trial.

Litigation,

regulatory

and

similar

matters

may

also

result

in

non-monetary

penalties

and consequences.

Among

other
things,

a

guilty

plea

to,

or

conviction

of,

a

crime

(including

as

a

result

of

termination

of

the

Deferred

Prosecution
Agreement Credit Suisse

entered into with

the US Department

of Justice in

2021 to resolve

its Mozambique matter)

could
have material consequences for UBS.
Resolution of regulatory proceedings has required us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle

regulatory authorities

to limit, suspend

or terminate licenses

and regulatory authorizations,

and
may permit financial market utilities to limit, suspend or terminate our participation in them. UBS and Credit Suisse have each required waivers or exemptions

in order to continue to act

as investment manager to pension plans and

registered
investment companies

in the

US, among

other things;

failure to

obtain such

waivers, or

any limitation,

suspension

or
termination of

licenses, authorizations

or participations

arising from

a disqualifying

event, could

have material

adverse
consequences for us.
Our settlements with

governmental authorities in

connection with foreign

exchange, LIBOR and

other benchmark interest
rates starkly

illustrate the

significantly increased

level of

financial and

reputational risk

now associated

with regulatory
matters

in

major

jurisdictions.

In

connection

with

investigations

related

to

LIBOR

and

other

benchmark

rates,

and

to
foreign exchange

and precious

metals, very

large fines

and disgorgement

amounts

were assessed

against us,

and we
were required to enter guilty pleas despite our full cooperation with the authorities in the investigations and despite

our
receipt of conditional leniency

or conditional immunity from anti

-trust authorities in a number

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
the

issues

highlighted

by

past

regulatory

resolutions.

We

have

also

undertaken

extensive

efforts

to

implement

new
regulatory requirements and meet heightened supervisory expectations. Prior to its acquisition by UBS, Credit Suisse was also

subject

to

a

high

level

of

regulatory

scrutiny

and

had

significant

regulatory

and

other

remediation

programs

to
address identified issues,

including as a result

of the Archegos, Mozambique,

supply chain finance

and cross-border tax
matters. As part

of the integration

of Credit Suisse,

UBS is addressing

these matters and

will likely remain

under additional
regulatory scrutiny until the integration is substantially comp leted.
We continue

to be

in active

dialogue with

regulators concerning

the actions

we are

taking to

improve our

operational
risk management, risk control, anti-money-laundering, data

management and other frameworks, and otherwise seek to
meet supervisory expectations, but there can be no assurance that our efforts will have the desired effects. As a result of this history, our level of risk with respect to regulatory enforcement may be greater than that of some of our peers.
If we experience financial difficulties, FINMA has the power to open restructuring or liquidation proceedings or impose
protective measures in relation to UBS AG or UBS Switzerland

AG, and such proceedings or measures may have a
material adverse effect on creditors
Under the

Swiss Banking

Act, FINMA

is able

to exercise

broad statutory

powers with

respect to

Swiss banks

and Swiss
parent

companies

of

financial

groups,

such

as

UBS

Group

AG,

UBS

AG

and

UBS Switzerland AG,

if

there

is

justified
concern that an

entity is over

-indebted, has

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

Annual Report 2024 |
Our business model and environment |

Risk factors

33
If restructuring proceedings are

opened with respect

to UBS AG

or UBS Switzerland

AG the resolution

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

in respect of debt that

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

of an entity

subject to a

Swiss restructuring

proceeding may

have their obligations

written down
or converted

into equity even

though obligations ranking

on par

with such obligations

are not written

down or

converted.

Developments in sustainability, climate, environmental and social standards and regulations may affect our business and
impact our ability to fully realize our goals
We

are

subject

to

separate,

and

sometimes

conflicting,

ESG

regulations

and

regulator

expectations

in

the

various
jurisdictions in

which UBS

AG operates.

For example,

in certain

jurisdictions, we

are required

to set

diversity targets

or
other ESG-related goals

that are considered illegal

or contrary to

regulatory expectations in

other jurisdictions. In

addition,
with respect to

decarbonization mandates, there is

substantial uncertainty as to

the scope of

actions that may

be required
of us,

governments and others

to achieve the

goals we have

set, and many

of our goals

and objectives are only

achievable
with a

combination of

government and

private action.

National and

international standards

and expectations,

industry
and

scientific

practices,

regulatory

taxonomies,

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

further

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

we

are

considered

as

discriminating

against

companies

based

on

ESG
considerations, or if further anti-ESG rules are developed

or broadened.
Material weaknesses of Credit Suisse controls over financial reporting
In March 2023,

prior to the

acquisition by UBS

Group AG, the

Credit Suisse Group

and Credit Suisse

AG disclosed that
their management had identified material weaknesses in

internal control over financial reporting as

a result of which, the
Credit

Suisse

Group

and

Credit

Suisse

AG

had

concluded

that,

as

of

31

December

2022, their

internal controls

over
financial reporting

were not

effective, and

for the same

reasons, reached

the same conclusion

regarding 31

December
2021. A

material weakness

is a

deficiency or

a combination

of deficiencies

in internal

controls over

financial reporting
such that there

is a reasonable

possibility that

a material misstatement

of a registrant’s

financial statements

will not be
prevented or detected on

a timely basis.

The material weaknesses result

in a risk

that a material

error may not

be detected
by internal

controls that

could result

in a

material misstatement

to the

company’s reported

financial results.

Following
the acquisition

and merger

of Credit

Suisse Group

AG into

UBS Group

AG in

June 2023,

Credit Suisse

AG concluded
that as of 31 December 2023 its internal control over

financial reporting continued to be ineffective.

For the year ended
31 December 2023, UBS AG concluded that its internal control over financial reporting was effective.

Annual Report 2024 |
Our business model and environment |

Risk factors

34
In June

2024 Credit

Suisse AG

and UBS

AG merged

with UBS

AG as

the surviving

entity. Although

Credit Suisse

is no
longer

a

separate

legal

entity,

numerous

of

its

booking,

accounting

and

risk

management

systems

remain

in

use

for
activities that have not yet been exited or migrated to

UBS AG’s systems.

The material weaknesses

that were identified

by Credit Suisse

related to the

failure to design

and maintain an

effective
risk

assessment

process

to

identify

and

analyze

the

risk

of

material

misstatements

in

its

financial

statements

and

the
failure to

design

and maintain

effective

monitoring activities

relating

to (i)

providing

sufficient

management

oversight
over the internal control evaluation

process to support Credit Suisse

internal control objectives; (ii)

involving appropriate
and sufficient

management resources

to support

the risk

assessment and

monitoring objectives;

and (iii)

assessing and
communicating the

severity of

deficiencies in

a timely

manner to

those parties

responsible for

taking corrective

action.
These material weaknesses contributed to an additional material weakness, as the Credit Suisse Group management did not design and maintain effective controls over the classification and presentation of the consolidated statement of cash flows under US GAAP.
Since

the

Credit

Suisse

acquisition,

we

have

executed

a

remediation

program

to

address

the

identified

material
weaknesses

and

have

implemented

additional

controls

and

procedures.

As

of

31

December

2024,

management

has
assessed that the

changes to

internal controls

made to

address the

material weakness

relating to

the classification

and
presentation of

the consolidated

statement of

cash flows

as well

as assessment

and communication

of the

severity of
deficiencies are designed and operating effectively.

The remaining material weakness relates to the risk assessment of internal controls. We have implemented an enhanced severity assessment

framework and

additional management

oversight of

severity assessments

and have

integrated the
Credit

Suisse

control

frameworks

into

the

UBS

AG’s

internal

control

framework

and

risk

assessment

and

evaluation
processes in 2024. In addition, UBS AG has reviewed the processes, systems and internal control processes in connection
with

the

integration

of

the

financial

accounting

and

controls

environment

of

Credit

Suisse

into

UBS

AG,

and
implementation of updated

or additional processes

and controls to

reflect the increase

in complexity of

the accounting
and financial control environment following the acquisition.

Management has assessed

that the risk

assessment process was

designed effectively. However,

in light of

the increased
complexity of

the internal

accounting and

control environment,

the remaining

migration efforts

still underway

and the
limited time

to demonstrate operating

effectiveness and sustainability

of the

post-merger integrated control

environment,
management

has

concluded

that

additional

evidence

of

effective

operation

of

the

remediated

controls

is required

to
conclude

that

the

risk

assessment

processes

is

operating

effectively

on

a

sustainable

basis.

In

light

of

the

above,
management has concluded that there is a material

weakness in internal control over financial reporting at 31

December
2024 and, as a result, that our disclosure controls and procedures were also not effective as of that date.
Our financial results may be negatively affected by changes

to assumptions and valuations, as well as changes to
accounting standards
We

prepare

our

consolidated

financial

statements

in

accordance

with

IFRS

Accounting

Standards.

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

Changes to IFRS

Accounting Standards or

interpretations thereof may

cause future reported

results and

financial positions
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

Annual Report 2024 |
Our business model and environment |

Risk factors

35
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

Eligible capital
may also

be reduced

for other

reasons, including

acquisitions that

change the

level of

goodwill, changes

in temporary
differences

related

to

DTAs

included

in

capital,

adverse

currency

movements

affecting

the

value

of

equity,

prudential
adjustments that may be required due to the valuation uncertainty associated with certain types of positions, changes in regulatory

interpretations

on the

inclusion

or exclusion

of items

contributing

to our

shareholders
’

equity in

regulatory
capital, and changes

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

the BCBS,
which are expected to affect our RWA.
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

Annual Report 2024 |
Our business model and environment |

Risk factors

36
Our

full-year

effective tax

rate

would

be

impacted

if

aggregate tax

expenses

in

respect of

profits

from

branches and
subsidiaries

without loss

coverage differ

from what is

expected or

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

or affiliates,

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

tax rate and, in some cases,

may substantially

affect the profitability
of certain activities. In addition, statutory and regulatory changes, as well as changes to the way in which courts and tax
authorities interpret

tax laws, including assertions

that we are required to pay taxes in a jurisdiction

as a result of activities
connected to that jurisdiction

constituting a permanent

establishment or similar

theory, and changes in our assessment

of
uncertain

tax positions,

could cause the

amount of taxes

we ultimately

pay to materially

differ from

the amount accrued.
We may incur material future tax liabilities in connection

with the combination with Credit Suisse
In

the

past,

the

Credit

Suisse

Group

has

recorded

significant

impairments

of

the

tax

value

of

its

participations

in
subsidiaries below

their tax

acquisition costs.

Following the

acquisition of

the Credit

Suisse Group

and the

subsequent
combination of Credit Suisse AG with UBS AG, tax acquisition costs of certain participations held by Credit Suisse Group
AG and

its subsidiaries

have

been transferred

to UBS

AG. UBS

Group

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
Liquidity and funding risk
Liquidity and funding management are critical to UBS AG’s

ongoing performance

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
retail and wholesale

deposits and the regular

issuance of money market

securities. A change in the

availability of short-
term funding could occur quickly.
The addition

of loss-absorbing

debt as

a component

of capital

requirements,

the regulatory

requirements

to maintain
minimum TLAC at UBS AG and at certain of its subsidiaries, as well as the power of resolution authorities to bail in TLAC
instruments and

other debt obligations,

and uncertainty

as to how

such powers will

be exercised,

caused and

may still
cause a further increase in UBS’s cost of funding, and could potentially increase the total amount of funding required, in the absence of other changes in its business.
Reductions in our credit ratings

may adversely affect the market value

of the securities and

other obligations and increase
our funding costs,

in particular with

regard to funding from

wholesale unsecured sources, and could

affect the availability
of certain kinds of funding. In addition,

as experienced in connection with the Moody’s Investors Service Ltd. downgrade of UBS AG’s long-term debt rating in June 2012, rating downgrades can require us to post additional collateral or make
additional

cash

payments

under

trading

agreements.

Our

credit

ratings,

together

with

our

capital

strength

and
reputation, also contribute to

maintaining client and counterparty confidence,

and it is

possible that rating changes

could
influence the performance of some of our businesses. The acquisition of the Credit Suisse Group has elevated these risks
and

may

cause

these

risks

to

intensify.

Upon

the

close

of

the

acquisition

in

June

2023,

Fitch

Ratings

Ireland

Limited
downgraded

the

Long-Term

Issuer

Default

Ratings

(IDRs)

of

UBS

AG

to

“A+”

from

“AA–”.

Fitch

Ratings

Ltd.

also
upgraded Credit Suisse AG’s Long-Term

IDR to “A+” from “BBB+”.
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

in market-wide and

firm-specific stress situations. In

an actual

stress situation, however,

our funding
outflows could

exceed the

assumed amounts.

Further, UBS AG is subject

to increased

liquidity requirements

related to too-
big-to-fail (TBTF)

measures under

the direction of

FINMA, which became

effective on 1 January

2024.

Annual Report 2024 |
Financial and operating performance | Accounting

and financial reporting

37
Financial and operating
performance
Management report
Accounting and financial reporting

Critical accounting estimates and judgments
In

preparing

our

financial

statements

in

accordance

with

IFRS

Accounting

Standards,

as

issued

by

the

International
Accounting

Standards

Board

(the

IASB),

we

apply

judgment

and

make

estimates

and

assumptions

that

may

involve
significant

uncertainty

at

the

time

they

are

made.

We

regularly

reassess

those

estimates

and

assumptions,

which
encompass historical

experience, expectations

of the

future and

other pertinent

factors, to

determine their

continuing
relevance based on current

conditions and update them

as necessary.

Changes in estimates and

assumptions may have
significant

effects

on the

financial

statements.

Furthermore,

actual

results

may

differ

significantly from

our estimates,
which could result in significant losses to UBS

AG, beyond what we expected or provided for.

Key

areas

involving

a

high

degree

of

judgment

and

areas

where

estimates

and

assumptions

are

significant

to

the
consolidated financial statements include

the following (note references below

are found in the “Consolidated financial
statements” section of this report):
–
determination of carrying amounts of assets and liabilities

and treatment of reserves for business combinations

under
common control (refer to “Note 2 Accounting for the merger

of UBS AG and Credit Suisse AG”);
–
expected credit loss measurement (refer to “Note 20 Expected credit loss measurement”);
–
fair value measurement (refer to “Note 21 Fair value

measurement”);
– income taxes (refer to “Note 9 Income taxes”);
–
provisions and contingent liabilities (refer to “Note 18 Provisions and contingent liabilities”);
–
post-employment benefit plans (refer to “Note 26 Post-employment benefit plans”);
–
goodwill (refer to “Note 13 Goodwill and intangible assets”);

and

–
consolidation of structured entities (refer to “Note 28 Interests in subsidiaries and other entities”).
›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report and to
the “Risk factors” section of this report for more information
Accounting and financial reporting changes after 2024
IFRS 18,
Presentation and Disclosure in Financial Statements
In

April

2024,

the

IASB

issued

a

new

standard,

IFRS 18,
Presentation

and

Disclosure

in

Financial

Statements
,

which
replaces IAS 1, Presentation of Financial Statements , and is effective from 1 January 2027. The main changes introduced by

IFRS 18

relate

to

the

structure

of

income

statements,

new

disclosure

requirements

for

management

performance
measures and enhanced guidance on aggregation and disaggregation of information. UBS is assessing the impact of the new requirements on its reporting

but expects it to be limited.
Amendments to IFRS 9, Financial Instruments , and IFRS 7, Financial Instruments: Disclosures
In

May

2024,

the

IASB

issued
Amendments

to

the

Classification

and

Measurement

of

Financial

Instruments

–
Amendments

to

IFRS 9

and

IFRS 7

(the

Amendments).

The

Amendments

relate

to derecognition

of financial

liabilities
settled

through

electronic

transfer

systems

and

classification

of

financial

assets,

and

they

introduce

new

disclosure
requirements. The Amendments are effective

from 1 January 2026, with early application permitted either for the entire set of amendments

or for only

those that

relate to

classification of

financial instruments.

UBS is currently

assessing the
impact of the new requirements on

its financial statements.

Annual Report 2024 |
Financial and operating performance | UBS

AG consolidated performance

38
UBS AG consolidated performance
Income statement
For the year ended % change from
USD m 31.12.24 31.12.23 31.12.22 31.12.23
Net interest income

4,678

4,566

6,517

2
Other net income from financial instruments measured

at fair value through profit or loss

12,959

9,934

7,493

30
Net fee and commission income

23,438

18,610

19,023

26
Other income

1,248

566

1,882

121
Total revenues

42,323

33,675

34,915

26
Credit loss expense / (release)

544

143

29

281
Personnel expenses

19,958

15,655

15,080

27
General and administrative expenses

16,548

11,118

9,001

49
Depreciation, amortization and impairment of non-financial

assets

2,840

2,238

1,845

27
Operating expenses

39,346

29,011

25,927

36
Operating profit / (loss) before tax

2,433

4,521

8,960

(46)
Tax expense / (benefit)

900

1,206

1,844

(25)
Net profit / (loss)

1,533

3,315

7,116

(54)
Net profit / (loss) attributable to non-controlling interests

51

25

32

107
Net profit / (loss) attributable to shareholders

1,481

3,290

7,084

(55)
Comprehensive income
Total comprehensive income

749

4,625

2,719

(84)
Total comprehensive income attributable to non-controlling interests

3

27

18

(90)
Total comprehensive income attributable to shareholders

747

4,598

2,701

(84)
Integration-related expenses, by business division and Group Items
For the year ended
USD m 31.12.24 31.12.23
Global Wealth Management

1,478

423
Personal & Corporate Banking

551

123
Asset Management

286

51
Investment Bank

605

281
Non-core and Legacy

831

225
Group Items

37

289
Total integration-related expenses

3,788

1,392
of which: total revenues

51

0
of which: operating expenses

3,737

1,392
of which: personnel expenses

1,291

626
of which: general and administrative expenses

2,047

491
of which: depreciation, amortization and impairment of non-financial assets

399

274
2024 compared with 2023
The legal merger of UBS AG and Credit Suisse AG on 31 May 2024 has had a significant impact on the results from June
2024 onward.

This discussion

and analysis of

results compares

the 2024 financial

year,

which covers seven

full months
of post-merger

results, with

the 2023 financial

year,

which included

only pre-merger

results. This

is a material

driver in
many of the increases across both revenues

and operating expenses.
›
Refer to “Note 2 Accounting for the merger of

UBS AG and Credit Suisse AG” in the “Consolidated

financial statements” section of
this report for more information about the accounting for

the merger of UBS AG and Credit Suisse AG
Results 2024 vs 2023
In 2024,

net profit attributable

to shareholders decreased

by USD 1,809m

to USD 1,481m, and

included a

net tax

expense
of USD 900m.

Annual Report 2024 |
Financial and operating performance | UBS

AG consolidated performance

39
Operating profit before tax decreased by USD 2,088m, or 46%, to USD 2,433m, reflecting higher operating expenses and an

increase in

net credit

loss expenses,

partly offset

by higher

total revenues

.

Operating expenses

increased by
USD 10,335m, or 36%, to USD 39,346m

and included USD 3,737m

of integration-related expenses. This increase

was
mainly

driven

by

increases

of

USD 5,430m

in

general

and

administrative

expenses

and

USD 4,303m

in

personnel
expenses, as well

as a USD

602m increase

in depreciation, amortization

and impairment of

non-financial assets. Net
credit loss expenses were USD 544m, compared with USD 143m in 2023.

Total revenues increased by USD 8,648m, or
26%, to USD 42,323m, mainly driven

by a USD 3,137m increase in total combined net

interest income and other net
income

from

financial

instruments

measured

at

fair

value

through

profit

and

loss,

USD 4,828m

higher

net

fee

and
commission income,

and a USD 682m

increase in other income.

Integration

-related

expenses

are

defined

as

expenses

that

are

temporary,

incremental

and

directly

related

to

the
integration

of

Credit

Suisse

into

UBS,

including

costs

of

internal

staff

and

contractors

substantially

dedicated

to
integration activities, retention awards, redundancy costs, incremental expenses from the shortening of useful lives of property,

equipment

and

software,

and

impairment

charges

relating

to

these

assets.

Classification

as

integration-
related expenses

does not

affect the

timing of

recognition and

measurement of

those expenses

or the

presentation
thereof in the income statement.

Integration

-related expenses

in general

and administrative

expenses primarily

included shared

services costs

charged
from other

companies in

the UBS

Group reporting

scope, consulting

fees and

outsourcing costs

.

Integration-related
personnel expenses were mainly due to salaries and variable compensation related to the integration of Credit Suisse.
In addition, there

was accelerated

depreciation of properties

and leasehold improvements

in depreciation, amortization
and impairment of non-financial assets

.
Total revenues
Net interest income and other net income from financial instruments measured at fair value through profit or loss
Total

combined

net

interest

income

and other

net

income

from

financial

instruments

measured

at

fair

value

through
profit or loss

increased by USD 3,137m

to USD 17,637m, mainly

driven by

the consolidation of

Credit Suisse AG revenues.
Global Wealth Management increased by USD 858m to USD

7,373m, mainly driven by the consolidation of Credit Suisse
AG

revenues.

The

remaining

variance

included

a

decrease

in

net

interest

income,

reflecting

lower

deposit

and

loan
revenues and

higher liquidity

and funding

costs, and

an increase

in transaction-based

income, mainly

driven by

higher
levels of client activity, particularly in the Asia Pacific and

Americas regions.
Personal & Corporate

Banking increased by

USD 1,183m

to USD 4,755m, predominantly

driven by the

consolidation of
Credit Suisse AG revenues.
The

Investment

Bank

increased

by

USD 1,106m

to

USD 6,129m.

The

overall

increase

was

mainly

attributable

to

the
Derivatives

&

Solutions

business,

mostly

driven

by

increases

in

Equity

Derivatives

and

Foreign

Exchange.

In

addition,
Financing

revenues

increased,

particularly

in

the

Capital

Markets

Financing

business.

Global

Banking

revenues

also
increased mainly due to higher revenues across Public

Capital Markets, primarily driven by Leveraged Capital Markets.

›
Refer to “Note 4 Net interest income and other

net income from financial instruments measured at fair value through profit or
loss” in the “Consolidated financial statements”

section of this report for more information
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the year ended % change from
USD m 31.12.24 31.12.23
1
31.12.22 31.12.23
Net interest income from financial instruments measured

at amortized cost and fair value through other
comprehensive income

(777)

2,801

5,108
Net interest income from financial instruments measured

at fair value through profit or loss and other

5,455

1,765

1,410

209
Other net income from financial instruments measured

at fair value through profit or loss

12,959

9,934

7,493

30
Total

17,637

14,500

14,011

22
Global Wealth Management

7,373

6,515

6,357

13
of which: net interest income

5,901

5,345

5,274

10
of which: transaction-based income from foreign exchange and other intermediary activity
2

1,472

1,171

1,082

26
Personal & Corporate Banking

4,755

3,572

2,686

33
of which: net interest income

4,035

3,059

2,192

32
of which: transaction-based income from foreign exchange and other intermediary activity
2

719

513

495

40
Asset Management

(3)

(34)

(23)

(92)
Investment Bank

6,129

5,023

5,770

22
Non-core and Legacy

32

43

118

(27)
Group Items

(648)

(621)

(896)

4
1 Comparative-period information

has been restated for

changes in business

division perimeters, Group

Treasury allocations

and Non-core and

Legacy cost allocations.

Refer to “Note 3

Segment reporting” in

the
“Consolidated financial statements” section of this

report for more information about the relevant

changes.

2 Mainly includes spread-related income in

connection with client-driven transactions,

foreign currency
translation effects and

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

Net fee and commission income
Net fee and commission income

increased by USD 4,828m to USD 23,438m, mainly driven

by the consolidation of Credit
Suisse AG revenues.

Annual Report 2024 |
Financial and operating performance | UBS

AG consolidated performance

40
Fees

from portfolio

management

increased

by USD

2,237m

to

USD 11,328m,

and

investment

fund

fees

increased

by
USD 939m

to

USD 5,669m,

predominantly

in

Global

Wealth

Management

and

Asset

Management,

respectively.

The
increase in Global Wealth Management was mainly

due to positive market performance

and the consolidation of Credit
Suisse AG

revenues. For Asset

Management, the increase

was mainly

from the

consolidation of

Credit Suisse

AG revenues,
positive market performance and foreign currency effects, as well as the revaluation of a real estate fund co-investment,
partly offset by the effects of continued margin compression

.
Net brokerage fees increased by USD 1,002m to USD 4,081m, largely as a result of the consolidation of

Credit Suisse AG
revenues.

The

remaining

variance

included

an

increase

in

Cash

Equities

across

all

regions

in Execution

Services

in

the
Investment Bank. There

was also an increase

in Global Wealth

Management which was

driven by higher levels

of client
activity, particularly in the Asia Pacific and

Americas regions,

and the consolidation of Credit Suisse AG transaction-based
income.
›
Refer to “Note 5 Net fee and commission

income” in the “Consolidated financial statements”

section of this report for more
information
Other income
Other income was USD 1,248m, compared with USD 566m in 2023, and included the consolidation of Credit Suisse AG income. Included in other income was a loss of USD 80m related to an investment in an associate, compared with a loss
of USD 255m related to

an investment in an associate

recognized in 2023.

In addition, there was

a USD 125m net gain
in Asset Management

from the

sale of non-strategic

businesses,

as well as

a USD 119m

gain related

to the sale

of our
investment

in

an

associate.

Other

income

also

included

higher

costs

charged

to

shared

services

subsidiaries

of
UBS Group AG.
›
Refer to “Note 6 Other income” in the “Consolidated

financial statements”

section of this report for more information
›
Refer to “Note 29 Changes in organization and

acquisitions and disposals of subsidiaries and businesses”

in the “Consolidated
financial statements”

section of this report for more information about disposals

of subsidiaries and businesses
Credit loss expense / release
Total net credit loss expenses were USD 544m, reflecting net releases of USD 63m related to stage 1 and 2 positions and net expenses of USD 608m related to credit

-impaired stage 3 positions. Credit loss

expenses were USD 143m in 2023.
›
Refer to “Note 10 Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement” and
“Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more
information about credit loss expenses / releases
›
Refer to the “Risk factors” section of this report for

more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the year ended 31.12.24
Global Wealth Management

(49)

48

(1)
Personal & Corporate Banking

(61)

454

393
Asset Management

0

0

0
Investment Bank

52

47

98
Non-core and Legacy

(5)

60

55
Group Items

0

0

0
Total

(63)

608

544
For the year ended 31.12.23
Global Wealth Management

(2)

27

25
Personal & Corporate Banking

13

37

50
Asset Management

0

(1)

(1)
Investment Bank

11

56

67
Non-core and Legacy

0

1

1
Group Items

1

0

1
Total

23

120

143
For the year ended 31.12.22
Global Wealth Management

(5)

5

0
Personal & Corporate Banking

27

12

39
Asset Management

0

0

0
Investment Bank

6

(18)

(12)
Non-core and Legacy

0

2

2
Group Items

0

0

0
Total

29

0

Annual Report 2024 |
Financial and operating performance | UBS

AG consolidated performance

41
Operating expenses
Personnel expenses
Personnel expenses increased

by USD 4,303m to

USD 19,958m, mainly driven

by the consolidation

of Credit Suisse AG
expenses reflecting the combined workforce resulting from the merger.

Salaries and variable compensation increased by
USD 3,731m,

including

a

USD 744m

increase

in

financial

advisor

compensation

as

a

result

of

higher

compensable
revenues.
›
Refer to “Note 7 Personnel expenses”, “Note 26

Post-employment benefit plans” and “Note 27

Employee benefits: variable
compensation” in the “Consolidated financial statements”

section of this report for more information
General and administrative expenses
General

and

administrative

expenses

increased

by

USD 5,430m

to

USD 16,548m,

largely

driven

by

an

increase

of
USD 2,659m

in

shared

services

costs

for

Technology,

Finance,

Risk

charged

by

other

subsidiaries

of

UBS

Group AG,
resulting

from

the

consolidation

of

Credit

Suisse AG

expenses.

General

and

administrative

expenses

also

included
USD 698m higher expenses

for litigation, regulatory

and similar matters

,

largely reflecting

UBS’s decision from

2024 to
fund an

offer by

the Credit

Suisse supply

chain finance

funds to

redeem all

of the

outstanding units

of the

respective
funds. In addition, there were increases

of USD 520m in consulting, legal and audit fees, USD 354m in technology costs and USD 351m in outsourcing costs.
›
Refer to “Note 8 General and administrative expenses”

and “Note 18 Provisions and contingent liabilities” in

the “Consolidated
financial statements” section of this report for more information
Depreciation, amortization and impairment of non-financial

assets
Depreciation,

amortization

and

impairment

of

non-financial

assets

increased

by

USD 602m

to

USD 2,840m,

which
included the

consolidation of

Credit Suisse AG

expenses,

as well as

an increase

in amortization

of internally

generated
capitalized software and

depreciation of real

estate leases, partly

offset by a

USD 206m decrease in

impairment, following
the impairment of software projects in 2023, resulting from a reprioritization of software development activity following the acquisition of the Credit Suisse Group

.

Operating expenses
For the year ended % change from
USD m 31.12.24 31.12.23 31.12.22 31.12.23
Personnel expenses

19,958

15,655

15,080

27
of which: salaries

7,884

5,898

5,528

34
of which: variable compensation

9,414

7,669

7,636

23
of which: performance awards

3,511

2,841

2,910

24
of which: financial advisors
1

5,293

4,549

4,508

16
of which: other

610

279

217

118
of which: other personnel expenses
2

2,660

2,088

1,916

27
General and administrative expenses

16,548

11,118

9,001

49
of which: net expenses for litigation, regulatory and similar matters

1,514

816

348

85
Depreciation, amortization and impairment of non-financial

assets

2,840

2,238

1,845

27
Total operating expenses

39,346

29,011

25,927

36
1 Financial advisor compensation consists of cash

compensation, determined using a formulaic

approach based on production, and deferred

awards. It also includes

expenses related to compensation commitments
with financial advisors

entered into

at the time

of recruitment

that are subject

to vesting

requirements.

2 Consists of expenses

related to

contractors, social

security, post-employment

benefit plans,

and other
personnel expenses. Refer to “Note 7 Personnel expenses” in the “Consolidated financial statements”

section of this report for more information.
Tax
Income tax

expenses of

USD 900m were

recognized for

UBS AG in

2024, representing

an effective

tax rate

of 37.0%
compared with USD 1,206m for 2023, which represented

an effective tax rate of 26.7%.

The income

tax expenses

for 2024 included

a net

Swiss tax expense

of USD 461m and

a net

non-Swiss tax

expense of
USD 439m.
The net Swiss

tax expense included

current tax expenses of

USD 567m in respect

of taxable profits

of UBS Switzerland AG
and other

Swiss entities

and a deferred

tax benefit of

USD 106m that

mainly related to

a USD

65m net upward

revaluation
of deferred tax assets (DTAs).
The net

non-Swiss tax expense

included current tax

expenses of USD 831m

that mainly related

to US

corporate alternative
minimum tax

with an

equivalent deferred

tax benefit

for DTAs recognized

in respect

of tax

credits carried

forward and
USD 608m in respect of other taxable profits of non-Swiss

subsidiaries and branches.

These

current

tax

expenses

were

partly

offset

by

a

net

non-Swiss

deferred

tax

benefit,

which

reflected

benefits

of
USD 831m related to the

aforementioned deferred tax benefit,

USD 417m in respect of

a net upward

revaluation of DTAs
and USD 252m in respect

of an increase

in deferred tax asset

recognition for UBS AG’s

US branch. These benefits

were
partly

offset

by

an

expense

of

USD 500m

that

primarily

related

to

the

amortization

of

DTAs

previously

recognized

in
relation to tax losses carried forward and deductible temporary differences.
›
Refer to “Note 9 Income taxes”

in the “Consolidated financial statements”

section of this report for more information
›
Refer to the “Risk factors” section of this report for

more information

Annual Report 2024 |
Financial and operating performance | UBS

AG consolidated performance

42
Total comprehensive income attributable to shareholders
In 2024, total

comprehensive income

attributable to

shareholders was

USD 747m, reflecting

net profit

of USD 1,481m
and negative other comprehensive income (OCI),

net of tax, of USD 735m.
Foreign currency translation OCI was negative USD 1,261m, mainly due to the US dollar strengthening against the Swiss franc and the euro.
OCI related

to cash

flow hedges

was USD 635m, mainly

reflecting net

losses on

hedging instruments that

were reclassified
from OCI to the income statement, partly

offset by net unrealized losses on US

dollar hedging derivatives resulting from
increases in the relevant US dollar long-term interest rates.
›
Refer to “Statement of comprehensive income” in the

“Consolidated financial statements” section of this

report for more
information
›
Refer to “Note 25 Hedge accounting”

in the “Consolidated financial statements”

section of this report for more information about
cash flow hedges of forecast transactions
Sensitivity to interest rate movements
As of 31 December 2024, it

is estimated that a parallel

shift in yield curves

by +100 basis points

could lead to a combined
increase in annual net

interest income from

our banking book of

approximately USD 1.2bn

in the first year

after such a
shift. Of this

increase, approximately

USD 0.7bn, USD 0.4bn

and USD 0.1bn

would result

from changes

in Swiss

franc,
US dollar and euro interest rates, respectively.
A parallel

shift in

yield curves

by –100

basis points

could lead

to a

combined increase

in annual

net interest

income of
approximately USD 0.6bn.

Of this increase,

approximately USD 1.1bn

would result from

changes in Swiss

franc interest
rates, driven by both contractual and assumed flooring benefits under negative interest rates. US dollar and euro interest
rates would lead to an offsetting decrease

of USD 0.4bn and USD 0.1bn, respectively.

These estimates are based on a

hypothetical scenario of an immediate change

in interest rates, equal across all

currencies
and relative

to

implied

forward

rates

as of

31 December

2024 applied

to

our

banking

book.

These

estimates

further
assume no change

to balance

sheet size

and product

mix, stable

foreign exchange

rates, and

no specific management
action. These estimates do not represent

net interest income forecasts.
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
Cost / income ratio
The cost / income ratio was 93.0%, compared with 86.2%, reflecting an increase in operating expenses, partly offset by an increase in total revenues.
Return on common equity tier 1 capital
The return on common

equity tier 1 (CET1) capital

was 2.2%, compared

with 7.6%, reflecting

a USD 1,809m decrease
in net profit attributable to shareholders

and a USD 24.3bn increase in average

CET1 capital.

Annual Report 2024 |
Financial and operating performance | UBS

AG consolidated performance

43
CET1 capital
CET1 capital increased by

USD 29.7bn to USD 73.8bn as of

31 December 2024, primarily due

to the merger of UBS AG
and Credit Suisse AG, which resulted in an increase of USD 41.4bn as of the date of the merger,

operating profit before
tax of USD 2.4bn and an increase in eligible deferred

tax assets on temporary differences of

USD 2.6bn. These increases
were partly offset

by dividend

accruals of

USD 13.0bn, current tax

expense of

USD 2.0bn, and

foreign currency translation
losses of USD 1.3bn.
Risk-weighted assets
Risk-weighted assets

(RWA)

increased by

USD 161.1bn to

USD 495.1bn, predominantly

due to

the merger

of UBS AG
and

Credit

Suisse AG,

which

resulted

in

a

USD 190.0bn

increase

in

RWA.

Excluding

that

merger,

RWA

decreased

by
USD 28.9bn, primarily driven by

decreases of USD 23.3bn

due to asset size and

other movements and USD

10.2bn due
to currency effects, partly offset

by an increase of USD 4.6bn due to model updates and

methodology changes.
CET1 capital ratio
Our CET1 capital

ratio increased

to 14.9% from

13.2%, reflecting

a USD 29.7bn

increase in

CET1 capital, partly

offset
by a USD 161.1bn increase in RWA.
Leverage ratio denominator
The leverage ratio

denominator (the LRD)

increased by USD 418.9bn

to USD 1,523.3bn, predominantly due

to the merger
of UBS AG and Credit

Suisse AG, which resulted

in a USD 516.4bn increase

in the LRD. Excluding

that merger,

the LRD
decreased by USD 97.5bn, driven

by currency effects of

USD 49.9bn and asset size

and other movements of

USD 47.6bn.

CET1 leverage ratio
Our CET1 leverage ratio increased to 4.8% from 4.0%, due to the aforementioned increase in CET1 capital, partly offset
by the aforementioned increase in the LRD.

Personnel
The number of internal personnel

employed as of 31

December 2024 was 68,982

(full-time equivalents), a

net increase
of 21,392 compared with

31 December 2023, predominantly driven by

the legal merger of

UBS AG and Credit Suisse AG
on 31 May 2024.
Equity, CET1 capital and returns
As of or for the year ended
USD m, except where indicated 31.12.24 31.12.23 31.12.22
Net profit
Net profit attributable to shareholders

1,481

3,290

7,084
Equity

Equity attributable to shareholders

94,003

55,234

56,598
less: goodwill and intangible assets

6,661

6,265

6,267
Tangible equity attributable to shareholders

87,343

48,969

50,331
less: other CET1 deductions

13,550

4,839

7,402
CET1 capital

73,792

44,130

42,929
Return on equity
Return on equity (%)

1.9

6.0

12.6
Return on tangible equity (%)

2.0

6.7

14.2
Return on CET1 capital (%)

2.2

7.6

16.8

Annual Report 2024 |
Financial and operating performance | Global

Wealth Management

44
Global Wealth Management
Global Wealth Management
1
As of or for the year ended % change from
USD m, except where indicated 31.12.24 31.12.23
2
31.12.23
Results
Net interest income 5,901 5,345 10
Recurring net fee income
3
12,082 10,143 19
Transaction-based income
3
4,122 3,079 34
Other income 43 (28)
Total revenues 22,148 18,539 19
Credit loss expense / (release) (1) 25
Operating expenses 18,893 14,900 27
Business division operating profit / (loss) before tax 3,255 3,614 (10)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3
(9.9) (26.2)
Cost / income ratio (%)
3
85.3 80.4
Financial advisor compensation
4
5,292 4,548 16
Net new money (USD bn) 3 13.0 75.0
Invested assets (USD bn)
3
4,182 3,187 31
Loans, gross (USD bn)
5
302.2 218.3 38
Customer deposits (USD bn)
5
470.6 355.3 32
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,6
0.4 0.3
Advisors (full-time equivalents) 9,803 8,838 11
1 Comparatives may differ due to adjustments following

organizational changes, restatements due to the

retrospective adoption of new accounting standards or changes in accounting policies, and events after

the
reporting period.

2 Comparative figures

have been restated for

changes in Group Treasury

allocations. Refer to

“Note 3 Segment reporting”

in the “Consolidated financial

statements” section of this

report for
more information.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

4 Relates to licensed professionals with the ability to provide investment advice to clients in the

Americas. Consists of

cash compensation, determined using

a formulaic approach based

on production, and deferred

awards. Also includes

expenses related to compensation

commitments
with financial advisors entered into at the

time of recruitment that are subject

to vesting requirements. Recruitment

loans to financial advisors were

USD 1,683m as of 31 December 2024.

5 Loans and Customer
deposits in this table include customer brokerage

receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.

6 Refer to the “Risk management and control” section
of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.
2024 compared with 2023
Results
Profit before

tax decreased by

USD 359m, or 10%,

to USD 3,255m, mainly

driven by higher

operating expenses, partly
offset by higher total revenues, and included

a positive impact from the merger of UBS

AG and Credit Suisse AG.
Total revenues
Total revenues increased by USD 3,609m, or 19%, to USD 22,148m, mainly due to the consolidation of Credit Suisse AG
revenues. The remaining increase

largely reflected increases in recurring

net fee income and transaction-based income.
Net

interest

income

increased

by

USD 556m,

or

10%,

to

USD 5,901m,

mainly

driven

by

the

consolidation

of

Credit
Suisse AG net

interest income.

The remaining

variance was

due to

lower deposit

revenues, mainly

as a

result of

lower
margins, and included the effects of shifts to

lower-margin deposit products. The change was also due to higher liquidity and funding costs, as well as lower loan revenues, reflecting lower average volumes.
Recurring

net

fee

income

increased

by

USD 1,939m,

or

19%,

to

USD 12,082m,

mainly

driven

by

positive

market
performance and the consolidation of Credit Suisse AG recurring net fee income.
Transaction-based income

increased by

USD 1,043m, or

34%, to

USD 4,122m, mainly

driven by

higher levels

of client
activity, particularly in

the Asia Pacific

and Americas regions,

and due to

the consolidation of

Credit Suisse AG transaction-
based income.
Other income was USD 43m, compared

with other income of negative

USD 28m. Other income in 2024 included

a loss
of USD 21m related

to an investment

in an associate, compared

with a loss

of USD 64m

related to an

investment in an
associate recognized in

2023. The change in

other income was

also due to an

increase in shared services

costs charged
to other subsidiaries of UBS Group AG, which was mainly related to secondments.

Credit loss expense / release
Net credit loss releases were

USD 1m, compared with net expenses of USD 25m

in 2023.

Annual Report 2024 |
Financial and operating performance | Global

Wealth Management

45
Operating expenses
Operating expenses

increased by

USD 3,993m, or

27%, to USD

18,893m, mainly

driven by the

consolidation of

Credit
Suisse

AG

operating

expenses

and

higher

personnel

expenses

(primarily

reflecting

an

increase

in

financial

advisor
compensation as a result of higher compensable revenues

), as well as by higher integration-related expenses and

higher
technology expenses.
Cost / income ratio
The

cost / income

ratio

increased

to

85.3%

from

80.4%,

as

an

increase

in

operating

expenses

more

than

offset

an
increase in total revenues.
Invested assets
Invested assets increased

by USD 995bn, or

31%, to USD 4,182bn,

mainly driven by

the consolidation of

Credit Suisse AG
invested

assets,

positive

market

performance

of

USD 114bn

and

net

new

money

inflows,

offset

by

negative

foreign
currency effects of USD 41bn.
Loans
Loans increased

by USD

83.9bn to

USD 302.2bn,

mainly

driven by

the consolidation

of Credit

Suisse AG

loans, partly
offset by negative foreign currency

effects and negative net new loans.
›
Refer to the “Risk management and control” section of this

report for more information
Customer deposits
Customer deposits

increased by

USD 115.3bn to

USD 470.6bn, mainly

driven by

the consolidation

of Credit

Suisse AG
customer deposits and net new deposit inflows, partly offset by negative foreign currency effects.
Personal & Corporate Banking
Personal & Corporate Banking – in Swiss francs
1
As of or for the year ended % change from
CHF m, except where indicated 31.12.24 31.12.23
2
31.12.23
Results
Net interest income 3,554 2,743 30
Recurring net fee income
3
1,190 851 40
Transaction-based income
3
1,529 1,179 30
Other income 32 (83)
Total revenues 6,305 4,689 34
Credit loss expense / (release) 348 46 660
Operating expenses 4,152 2,589 60
Business division operating profit / (loss) before tax 1,805 2,055 (12)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3
(12.2) 20.5
Cost / income ratio (%)
3
65.9 55.2
Net interest margin (bps)
3
168 188
Loans, gross (CHF bn) 245.3 146.8 67
Customer deposits (CHF bn) 255.5 169.6 51
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,4
1.5 0.9
1
Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2
Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3
Refer to “Alternative performance measures” in the

appendix to this report for the definition and calculation method.

4
Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Annual Report 2024 |
Financial and operating performance | Personal

& Corporate Banking

46
2024 compared with 2023
Results
Profit before

tax decreased

by CHF 250m, or

12%, to CHF 1,805m,

as higher total

revenues were

more than

offset by
higher operating expenses and net credit loss expenses.
Total revenues
Total

revenues increased by CHF

1,616m, or 34%, to CHF 6,305m, mainly

due to the consolidation of Credit

Suisse AG
revenues, with the remaining variance

largely reflecting increases in all revenue

lines.

Net interest income increased by CHF 811m

to CHF 3,554m, largely reflecting the

consolidation of Credit Suisse AG net
interest income.
Recurring net fee

income increased by

CHF 339m

to CHF 1,190m,

mainly due to

the consolidation

of Credit Suisse

AG
recurring net fee

income, as well

as an increase

in revenues due

to higher investment

product levels, reflecting

positive
market performance and net new inflows.
Transaction-based income increased

by CHF 350m to CHF

1,529m, largely due to

the consolidation of Credit

Suisse AG
transaction-based income.
Other

income

was

positive

CHF 32m,

compared

with

negative

CHF 83m.
Other

income

in

2024

included

a

loss

of
CHF 54m related to an investment in an associate, compared

with a loss of CHF 161m recognized in 2023.

Credit loss expense / release
Net credit

loss expenses were

CHF 348m, mainly

due to the

consolidation of

Credit Suisse AG,

and reflected

net credit
loss expenses on credit-impaired positions

,

primarily in the legacy Credit Suisse corporate

loan book, partly offset by net
credit loss releases related to

performing positions. Net credit loss expenses

in 2023 were CHF 46m.
Operating expenses
Operating

expenses

increased

by

CHF 1,563m,

or

60%,

to

CHF 4,152m,

largely

due

to

the

consolidation

of

Credit
Suisse AG expenses, and included higher integration-related

expenses.
Cost / income ratio
The cost / income ratio increased

to 65.9% from 55.2%, as

the relative increase

in operating expenses was higher than
the relative increase in total revenues.
Personal & Corporate Banking – in US dollars
1
As of or for the year ended % change from
USD m, except where indicated 31.12.24 31.12.23
2
31.12.23
Results
Net interest income 4,035 3,059 32
Recurring net fee income
3
1,350 949 42
Transaction-based income
3
1,734 1,314 32
Other income 39 (105)
Total revenues 7,159 5,216 37
Credit loss expense / (release) 393 50 679
Operating expenses 4,714 2,889 63
Business division operating profit / (loss) before tax 2,052 2,277 (10)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3
(9.9) 27.2
Cost / income ratio (%)
3
65.9 55.4
Net interest margin (bps)
3
168 189
Loans, gross (USD bn) 270.2 174.4 55
Customer deposits (USD bn) 281.4 201.5 40
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,4
1.5 0.9
1
Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of new

accounting standards or changes in accounting

policies, and events after the
reporting period.

2
Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3
Refer to “Alternative performance measures” in the appendix

to this report for the definition and calculation method.

4
Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Annual Report 2024 |
Financial and operating performance | Asset

Management

47
Asset Management
Asset Management
1
As of or for the year ended % change from
USD m, except where indicated 31.12.24 31.12.23
2
31.12.23
Results
Net management fees
3
2,538 1,977 28
Performance fees 136 70 94
Net gain from disposals 125 23 437
Total revenues 2,799 2,071 35
Credit loss expense / (release) 0 (1)
Operating expenses 2,334 1,706 37
Business division operating profit / (loss) before tax 465 366 27
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4
27.1 (73.8)
Cost / income ratio (%)
4
83.4 82.4
Gross margin on invested assets (bps)
4
18 18
Information by business line / asset

class
Net new money (USD bn)
4
Equities 28.1 0.2
Fixed Income 23.8 29.5
of which: money market 17.9 23.6
Multi-asset & Solutions 2.9 3.3
Hedge Fund Businesses (4.0) (3.9)
Real Estate & Private Markets 1.0 2.7
Total net new money excluding associates 51.9 31.8
of which: net new money excluding money market 34.0 8.1
Associates
5
8.8 0.5
Total net new money 60.6 32.3
Invested assets (USD bn)
4
Equities 755 539 40
Fixed Income 464 323 44
of which: money market 157 131 20
Multi-asset & Solutions 268 180 49
Hedge Fund Businesses 58 54 9
Real Estate & Private Markets 143 102 40
Total invested assets excluding associates 1,689 1,199 41
of which: passive strategies 807 540 49
Associates
5
84 24 255
Total invested assets 1,773 1,222 45
Information by region
Invested assets (USD bn)
4
Americas 443 350 27
Asia Pacific
6
224 153 46
EMEA (excluding Switzerland) 435 314 39
Switzerland 670 405 65
Total invested assets 1,773 1,222 45
Information by channel
Invested assets (USD bn)
4
Third-party institutional 1,008 659 53
Third-party wholesale 169 126 35
UBS’s wealth management businesses 512 414 24
Associates
5
84 24 255
Total invested assets 1,773 1,222 45
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption

of new accounting standards or changes

in accounting policies, and events

after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3 Net management

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

4 Refer to “Alternative

performance measures” in the appendix to

this report for the definition and

calculation method.

5 The invested assets

and net
new money amounts reported for associates are prepared in accordance with their local regulatory requirements and practices.

6 Includes invested assets from associates.

Annual Report 2024 |
Financial and operating performance | Asset

Management

48
2024 compared with 2023
Results
Profit before

tax increased

by USD 99m, or 27%,

to USD 465m, mainly

reflecting the

impact from the

consolidation of
Credit Suisse AG, including net gains of USD

125m from the sale of non-strategic businesses.
Total revenues
Total

revenues

increased

by

USD 728m,

or

35%,

to

USD 2,799m,

primarily

reflecting

the

consolidation

of

Credit
Suisse AG revenues, and included USD 125m net

gains from the aforementioned sales.
Net

management

fees

increased

by

USD 561m,

or

28%,

to

USD 2,538m,

largely

attributable

to

the

consolidation

of
Credit Suisse AG

net management

fees, positive

market performance

and foreign currency

effects, and the

revaluation
of a

real estate fund

co-investment, partly

offset by

continued margin

compression.

In addition,

2023 included

the fee
income of the former UBS

Hana Asset Management Co.

and negative pass-through fees,

with the corresponding offset
in performance fees.
Performance fees increased by USD 66m, or 94%, to USD

136m, mainly due to increases in Hedge Fund Businesses

and
Fixed Income, and included Credit Suisse AG performance fees. These increases were partly offset by lower performance fees due to 2023 including the aforementioned pass-through

fees.
Operating expenses
Operating

expenses

increased

by

USD 628m,

or

37%,

to

USD 2,334m,

largely

due

to

the

consolidation

of

Credit
Suisse AG operating expenses, and included higher integration

-related expenses.

Cost / income ratio
The cost / income ratio increased

to 83.4% from 82.4%,

as the relative increase

in operating expenses was higher

than
the relative increase in total revenues

.
Invested assets
Invested assets increased by

USD 551bn, or 45%, to

USD 1,773bn, mainly reflecting the impact

of the merger of

UBS AG
and Credit Suisse AG and related

business transfers, positive market performance of USD 140bn and net new money of
USD 61bn, partly offset by negative foreign

currency effects of USD 48bn. Excluding money

market flows and associates,
net new money was USD 34bn.
Investment Bank
Investment Bank
1
As of or for the year ended % change from
USD m, except where indicated 31.12.24 31.12.23
2
31.12.23
Results
Advisory 871 604 44
Capital Markets 1,511 1,005 50
Global Banking 2,382 1,609 48
Execution Services
3
1,714 1,336 28
Derivatives & Solutions
3
3,446 2,860 21
Financing 2,296 1,980 16
Global Markets 7,455 6,175 21
of which: Equities 5,563 4,457 25
of which: Foreign Exchange, Rates and Credit

1,893 1,718 10
Total revenues 9,837 7,784 26
Credit loss expense / (release) 98 67 47
Operating expenses 8,753 7,588 15
Business division operating profit / (loss) before tax 987 130 658
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4
658.5 (92.9)
Cost / income ratio (%)
4
89.0 97.5
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2
Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3
Comparative figures for the year ended 31
December 2023 have been restated as a result of the

shift of the foreign exchange products that are traded over electronic platforms from Execution Services
to Derivatives & Solutions. The restatement had no effect on total Global Markets revenues.

4
Refer to “Alternative performance measures” in the appendix

to this report for the definition and calculation method.

Annual Report 2024 |
Financial and operating performance | Investment

Bank

49
2024 compared with 2023
Results
Profit

before

tax

increased

by

USD 857m

to

USD 987m,

mainly

due

to

higher

total

revenues,

partly

offset

by

higher
operating expenses.
Total revenues
Total

revenues

increased

by USD 2,053m,

or 26%,

to USD 9,837m,

reflecting

increases

in Global

Markets and

Global
Banking.
Global Banking
Global

Banking

revenues

increased

by

USD 773m,

or

48%,

to

USD 2,382m,

reflecting

higher

Capital

Markets

and
Advisory revenues.
Advisory

revenues

increased

by

USD 267m,

or

44%,

to

USD 871m,

mostly

due

to

higher

merger

and

acquisition
transaction revenues.
Capital Markets

revenues increased

by USD 506m,

or 50%,

to USD 1,511m,

mainly

due to

higher revenues

across all
products, led by Leveraged Capital Markets.
Global Markets
Global Markets

revenues increased

by USD 1,280m, or

21%, to USD 7,455m,

driven by higher

Derivatives & Solutions

,
Execution Services and Financing revenues.
Execution Services revenues

increased by USD 378m,

or 28%, to USD 1,714m,

mainly due to increases

in Cash Equities
across all regions.
Derivatives & Solutions revenues

increased by USD 586m, or

21%, to USD 3,446m, mainly

reflecting increases in Equity
Derivatives and Foreign Exchange.
Financing revenues increased

by USD 316m, or

16%, to USD 2,296m

,

mainly driven

by Capital Markets

Financing,

and
included a USD 51m gain from the sale of our investment

in an associate.
Equities
Global Markets Equities revenues

increased by USD 1,106m,

or 25%, to USD 5,563m, mainly

due to increases in Equity
Derivatives,

Cash Equities and Financing,

as well as the aforementioned gain from

sale.
Foreign Exchange, Rates and Credit
Global Markets Foreign

Exchange, Rates and Credit

revenues increased by

USD 175m, or 10%, to

USD 1,893m, mainly
driven by increases in Foreign Exchange.
Credit loss expense / release
Net credit

loss expenses were

USD 98m, compared

with net

credit loss

expenses of

USD 67m, reflecting

net credit

loss
expenses on performing and credit-impaired

positions, including the impact of model updates.
Operating expenses
Operating

expenses

increased

by

USD 1,165m,

or

15%,

to

USD 8,753m,

and

included

higher

integration-related
expenses,

with

the

remaining

increase

reflecting

higher

personnel

expenses

(including

secondment

of

Credit

Suisse
employees prior to the

merger of UBS AG and

Credit Suisse AG, as well as

variable compensation)

and higher technology
expenses.
Cost / income ratio
The cost / income ratio decreased to 89.0% from 97.5%, as the increase in total revenues more than offset the increase
in operating expenses.

Annual Report 2024 |
Financial and operating performance | Non-core

and Legacy

50
Non-core and Legacy
Non-core and Legacy
1
As of or for the year ended % change from
USD m 31.12.24 31.12.23
2
31.12.23
Results
Total revenues 335 58 474
Credit loss expense / (release) 55 1
Operating expenses 3,673 1,010 264
Operating profit / (loss) before tax (3,392) (952) 256
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.
2024 compared with 2023
Results
Loss before tax was USD 3,392m, primarily due to the impact of the merger of UBS AG and Credit Suisse AG, compared with a loss before tax of USD 952m.
Total revenues
Total

revenues

were

USD 335m, which

was

USD 277m

higher than

the amount

recorded

in 2023,

mainly

due to

the
consolidation of

Credit Suisse

AG revenues.

In 2024,

total revenues

reflected net

gains from

position exits,

along with
net interest income from securitized products and credit products. Total revenues in 2024 also included a USD 67m gain
from the sale of our investment in an associate

.
Credit loss expense / release
Net credit

loss expenses

were

USD 55m, almost

entirely

driven by

credit-impaired

positions, compared

with net

credit
loss expenses of USD 1m.
Operating expenses
Operating expenses were

USD 3,673m, compared

with operating expenses

of USD 1,010m recorded

in 2023, with

the
change largely due to the consolidation of Credit Suisse AG expenses, and included a USD 606m increase in integration-
related expenses.

Operating expenses

also included

litigation expenses

of USD 1,338m,

largely reflecting

UBS agreeing
in

the

second

quarter

of

2024

to

fund

an

offer

by

the

Credit

Suisse

supply

chain

finance

funds

to

redeem

all

the
outstanding units of the respective funds. 2023 included USD 665m of expenses related to the US residential mortgage-
backed securities litigation matter,

which was settled in the third quarter of 2023.
Group Items
Group Items
1
As of or for the year ended % change from
USD m 31.12.24 31.12.23
2
31.12.23
Results
Total revenues 45 6 653
Credit loss expense / (release) 0 1
Operating expenses 979 919 7
Operating profit / (loss) before tax (935) (914) 2
1 Comparatives may differ due to adjustments

following organizational changes,

restatements due to the retrospective adoption

of new accounting standards or changes

in accounting policies, and events

after the
reporting period.

2
Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.
2024 compared with 2023
Results
Loss

before

tax

increased

by

USD 21m

to

USD 935m,

mainly

due

to

higher

shared

services

costs

charged

by

other
subsidiaries of UBS Group AG, partly offset

by lower integration-related expenses.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet

51
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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

52
Risk management and control

53
Top and emerging risks
54
Risk oversight
55
Risk categories
57
Risk appetite framework
59
Risk measurement
60
Credit risk
72
Market risk
81
Country risk
83
Non-financial risk

Model risk

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

53
Risk management and control
With

regard

to

the

ongoing

integration

of

Credit

Suisse,

we

have

substantially

completed

the

initial

phases

of

the
integration, focusing on the

alignment of governance

structures and frameworks

(aligning Credit Suisse policies

to UBS
standards) and

the merger

or reparenting

of key

legal entities,

including the

merger of

Credit Suisse AG

with UBS AG,
the

merger

of

Credit

Suisse

(Schweiz) AG

with

UBS

Switzerland AG

and

the

reparenting

of

Credit

Suisse
Holdings (USA), Inc. in connection

with the transition

to a single

US intermediate holding

company. These steps

set the
stage for the next critical phase of client account and

data migrations. In 2024, we completed client account

migrations
in Hong

Kong,

Singapore

and

Japan,

and

in some

locations

in Europe.

Our

goal

is to

ensure a

smooth

and

seamless
transition for our clients,

minimizing any disruption. We are

also working toward a

fully integrated risk framework, which
is expected

to

be

achieved

by the

end

of

2025,

and

a

single-model

risk

management

framework

by retiring

and / or
integrating legacy Credit Suisse models into the UBS risk

management framework.
Following the

merger of

UBS AG and

Credit Suisse AG

on 31 May

2024, the

risk profile

of UBS AG

consolidated does
not differ materially from that of UBS Group AG consolidated

.

The changes over the year primarily reflect this merger.
Top and emerging risks
An overview

of our

top and

emerging risks,

from a

risk management

perspective, is

disclosed below.

Investors should
also carefully review all information set out in the “Risk factors” section of this report, where we discuss these and other material

risks

that

could

have

an

effect

on

our

ability

to

execute

our

strategy

and

may

affect

our

business

activities,
financial condition, results of operations and business

prospects.
Top and emerging risk Description
Geopolitical uncertainty
UBS AG remains watchful of a range of geopolitical

developments and political changes in

a number of countries, as
well as international tensions arising

from the Russia–Ukraine war and global trade relations,

and UBS AG continues

to
monitor conflicts in the Middle East. Geopolitical

tensions will continue to create uncertainty

and complicate the
energy price outlook.
Macroeconomic risks
UBS AG is exposed to a number of macroeconomic

risks,

as well as general market conditions. As noted

in “Market,
credit and macroeconomic risks” in the “Risk factors”

section of this report, these external pressures may have

a
significant adverse effect on UBS AG’s business

activities and related financial results, primarily through reduced margins and revenues, asset impairments and other

valuation adjustments,

and exit prices for its Non-core and Legacy
portfolio.

Accordingly, these macroeconomic factors are considered in the development of stress-testing scenarios for
UBS AG’s ongoing risk management activities.
Inflation has abated to some extent in major

Western economies, though there are still concerns

that inflation could
return, including upward pressure on interest rates. Central banks’

monetary policy remains in the spotlight. In China,
stress in the property sector and strained local government

finances continue to have an adverse impact

on economic
growth, raising the risk of financial instability. This combination of factors translates into a more uncertain and volatile
environment, which increases the risk of financial market

disruption.
The commercial real estate sector continues to be a

source of concerns, especially the office sector in

the US, given
structural changes (higher interest rates and the shift

to remote working).

UBS AG remains focused on non-bank financial intermediation

and growth in private markets, given their significance
and interconnectivity across the financial sector, with the potential to create spillover effects into the broader financial
system. Across its business divisions UBS AG undertakes

a broad range of private-markets-related activities, including financing, advisory services,

investment facilitation and asset management.
Regulatory and legal risks
UBS AG is exposed to substantial changes in

the regulation of its businesses that could have

a material adverse effect
on its business, as discussed in the “Regulatory

and legal developments” section of this

report and in “Regulatory and
legal risks” in the “Risk factors” section of this

report.
As a global financial services firm, UBS AG

is subject to many different legal, tax and regulatory regimes and extensive
regulatory oversight. UBS AG is exposed to significant

liability risk, and it is subject to various claims,

disputes, legal
proceedings and government investigations,

as noted in “Regulatory and legal risks”

in the “Risk factors” section of
this report. Information about litigation, regulatory and

similar matters considered significant is disclosed in

“Note 18
Provisions and contingent liabilities” in the “Consolidated

financial statements” section of this report.

Cyber risks
Global geopolitical trends increase the likelihood of external state-driven cyber activity. Alongside a general trend
toward more sophisticated forms of ransomware and other

cyber threats, there is a risk of operational disruption

to
business activities at UBS AG’s locations and

those of third-party suppliers or corruption or

loss of data. Additionally, as
a result of the dynamic and material nature of recent geopolitical and environmental events and the operational
complexity of all its businesses,

UBS AG is continually exposed to operational

resilience scenarios such as process error,
failed execution, system failures,

loss of third-party service and fraud.
›
Refer to “Non-financial risk” and “Cybersecurity and information security”

in this section for more information
Conduct risks
Conduct risks are inherent in UBS AG’s businesses. Achieving fair outcomes for its clients, upholding

market integrity
and cultivating the highest standards of employee

conduct are of critical importance to UBS AG. Management

of
conduct risks is an integral part of UBS AG’s

risk management framework.
›
Refer to “Non-financial risk” in this section and “Strategy,

management and operational risks” in the “Risk factors”
section of this report for more information

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

54
Top and emerging risk Description
Financial crime risks
Financial crime (including money laundering,

terrorist financing, sanctions violations, fraud,

bribery, and corruption)
presents significant risk and is subject to heightened

regulatory expectations and attention.

This requires investment in
people and systems, while emerging technologies

and changing geopolitical risks further increase

the complexity of
identifying and preventing financial crime, in particular

managing the continuously evolving sanctions

environment.
›
Refer to “Non-financial risk” in this section for more information
Sustainability and climate risks
Sustainability and climate risks continue to be in

focus for UBS AG, for regulators and for

stakeholders. To address
these emerging risks, UBS AG has further

enhanced its transition and physical risk

methodologies and updated its
guidelines on sustainable finance and

on carbon and environmental markets.
›
Refer to “Sustainability and climate risk” in the “Risk management and control” section of the UBS Group

Annual
Report 2024, available under “Annual reporting” at ubs.com/investors , for more information
›
Refer to “Appendix 1 – Governance” to the UBS Group Sustainability Report 2024, available under “Annual reporting”
at ubs.com/investors , for a full description of our sustainability and climate risk policy framework
Regulatory requirements and industry guidelines are emerging simultaneously in various jurisdictions, leading

to an
increased risk of divergence, which in turn

increases the risk that UBS AG may not comply with

all relevant regulations.
New technologies
New risks related to client demand for distributed

ledger technology, blockchain-based assets and virtual currencies continue to emerge.

UBS AG’s exposure to these risks is currently limited,

and relevant control frameworks are
continuously being enhanced and implemented.

Furthermore, technological developments in

the areas of artificial
intelligence (AI) and digitization will have

a significant impact and create not only opportunities

but also heightened
operational risks.
As the digitalization of UBS AG’s business

and the marketplace results in the adoption of

new technologies,

the
responsible use of AI and the increasing regulatory and client expectations on ensuring ethical data usage are
becoming more important. With rapidly advancing

technology and changing communication

preferences, there is
heightened focus on electronic communications,

including the use of approved communication

channels and
appropriate recordkeeping.
›
Refer to “Non-financial risk” in this section for more information
Risk oversight
Risk governance
The risk

governance of

UBS AG is

modeled on

that of

the UBS Group,

with the

same three

lines of

defense and

equal
governance structure in terms of key roles and responsibility for risk management.
›
Refer to “Risk governance” in the “Risk

management and control” section of the UBS Group Annual

Report 2024, available under
“Annual reporting” at ubs.com/investors,

for more information about our risk governance

and the three lines of defense

Risk identification
Risk identification at

UBS AG is the

process of systematically

identifying, assessing and

cataloguing risks across

all business
activity

and

risk

categories.

It

is

a

fundamental

component

of

UBS AG’s

risk

management

approach,

ensuring

that

a
comprehensive

understanding

of

its

risk

exposure

is

maintained.

UBS AG’s

structured

risk

identification

framework
integrates

both bottom

-up

and top-down

risk

identification approaches

and enhances

its ability

to capture,

measure,
monitor and control risks,

in alignment with

global regulatory expectations.

The process involves

subject matter experts
from both the first and second lines of defense, including senior management across the organization, and is conducted periodically, complementing day-to-day risk identification and risk management frameworks. By anchoring to a common risk taxonomy and

risk materiality approach,

UBS AG ensures

consistent categorization and

prioritization of risks

across
business

divisions

and

significant

entities.

Additionally,

documenting

root-cause

drivers

and

early

warning

signs
strengthens UBS AG’s ability to monitor emerging

risks.
Various

review

and

approval

steps

are

embedded

throughout

the

process

to

maximize

risk

transparency,

including
presentation at

senior governance

bodies for

each

business

division, applicable

significant entities

and at

the

UBS AG
level. The output of the process helps ensure

that stress-testing exercises take into

account the firm’s key vulnerabilities,
while also supporting broader risk management activity.
Internal risk reporting
Comprehensive

and transparent

reporting of

risks is

central to

our risk

governance framework’s

control and

oversight
responsibilities and required by

our risk management

and control principles.

Accordingly, risks are reported at a

frequency
and level

of detail

commensurate

with the

extent

and

variability of

the

risk and

the

needs of

the various

governance
bodies, regulators

and risk

authority holders.

Data used

to produce

risk reports

is generally

aligned with

that used

by
both the business divisions and control functions for managing and monitoring risks. This alignment ensures consistency in risk assessment and decision-making across the

organization.
As UBS AG’s risk profile

is closely aligned to

that of the

Group, it relies on

the internal risk reporting

framework for the
Group to cover the reporting for UBS AG.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

55
The Group

Risk Report

provides a

detailed qualitative

and quantitative

monthly

overview of

developments

in financial
and non-financial risks at the

firm-wide level. The Group Risk Report

is distributed internally to the

BoD and the Executive
Board (EB),

and senior

members of

Risk Control,

Internal Audit

(IA), Finance

and Legal.

Risk reports

are also

produced
covering significant Group

entities and branches

(i.e. entities and

branches subject

to enhanced standards

of corporate
governance),

which also include significant entities and branches of

UBS AG.
Monthly divisional

risk reports

are supplemented

with daily

or weekly

reports, at

various levels

of granularity,

covering
market and

credit risks of

the business

divisions to

enable risk

officers and

senior management

to monitor

and control
our risk profile.
Our internal risk

reporting covers financial and

non-financial risks and is

supported by risk

data and measurement systems
that are

used for risk

management and

monitoring purposes

and also

for external

disclosure and

regulatory reporting.
Dedicated

units

within

Risk

Control

assume

responsibility

for

measurement,

analysis

and

reporting

of

risk

and

for
overseeing the quality and

integrity of risk-related

data. Our risk data

and measurement systems

are subject to

periodic
review by IA, which applies a risk-based audit approach.
Risk categories
UBS AG categorizes

its risk

exposures in

line with

the UBS Group

and as

outlined in

the table

below.

The risk

appetite
framework is designed to capture all risk categories.
›
Refer to “Risk appetite framework” in this

section for more information
Risk
managed by
Independent
oversight by
Financial risks
Audited |

Credit risk :
the risk of loss resulting from the failure of a client or counterparty

(including an issuer) to meet its
contractual obligations toward UBS AG.

This includes loan underwriting risk and settlement

risk.
Loan underwriting risk:

the risk of loss arising during the holding

period of financing transactions that are intended
for further distribution.
Settlement risk:

the short-term form of credit risk arising when UBS

AG delivers its side of an agreed-upon transaction
but does not receive an expected value in return

from the counterparty.
▲
›
Refer to “Credit risk” in this section for more information
Business
divisions
Risk Control
Audited |

Market risk
: the risk of loss resulting from adverse movements in

market variables. Market risks are actively taken
as part of trading activities but can also arise from non-trading activities. Market variables include observable

variables,
such as interest rates, foreign exchange rates, equity

prices, credit spreads and commodity (including precious

metal)
prices, as well as variables that may be unobservable

or only indirectly observable, such as volatilities

and correlations.
Market risk includes issuer risk and investment

risk.
Issuer risk:

the risk of loss that would occur if an issuer to

which UBS AG is exposed through tradable securities

or
derivatives referencing the issuer was subject to a credit-related event.
Investment risk:

the risk associated with positions held

as financial investments.
▲
›
Refer to “Market risk” in this section for more information
Business
divisions and
Group
Treasury
Risk Control
Treasury risk:

the risks associated with asset and liability

management and UBS AG’s liquidity and funding

positions, as
well as structural exposures, including pension risks.

Audited |
Liquidity risk:

the risk that UBS AG is unable to meet business-as-usual

or stress cash / collateral flows.
▲
Audited |
Funding risk:

the risk that UBS AG is unable to borrow funds to

support its current business and desired
strategy.
▲
›
Refer to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information
Interest rate risk in the banking book:
the risk to the firm’s capital and earnings

arising from the adverse effects of
interest rate movements on the firm’s banking book

positions. The risk is transferred from the originating

business
divisions, i.e. Global Wealth Management and Personal

& Corporate Banking, to Group Treasury to risk manage this
centrally and benefit from firm-wide netting

while leaving the business divisions with

margin management.
›
Refer to “Market risk” in this section for more information
Structural foreign exchange risk:

the risk of decreases in UBS AG’s capital due

to changes in foreign exchange rates
with an adverse translation effect on capital held

in currencies other than the US dollar.
Group
Treasury
Risk Control
Pension risk:

the risk of a negative impact on UBS AG’s capital

as a result of deteriorating funded status from
decreases in the fair value of assets held in defined benefit pension funds and / or changes in the

value of defined
benefit pension obligations due to changes in

actuarial assumptions (e.g. discount rate,

life expectancy and rate of
pension increase) and / or changes to plan designs.
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
›
Refer to “Country risk” in this section for more information
Business
divisions
Risk Control

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

56
Risk
managed by
Independent
oversight by
Financial risks (continued)
Sustainability and climate risk:

the risk that UBS AG negatively impacts, or is

impacted by, climate change, natural
capital, human rights, and other environmental and

social matters. Sustainability and climate risks

may manifest as credit,
market, liquidity, business and non-financial risks for UBS AG resulting in potential adverse financial, liability and
reputational impacts. These risks extend to the value

of investments and may also affect the value

of collateral (e.g. real
estate). Sustainability and climate risk includes transition risk and physical risk.
Transition risk:

climate-driven transition risks arise

from global efforts to mitigate the effects of climate change.

They
cover the financial impact on clients or on UBS

AG itself as reflected in the creditworthiness of UBS AG’s

counterparties
or the value of collateral held by UBS AG.
Physical risk:

climate-driven physical risks arise from acute

hazards, which are increasing in severity and frequency, and from chronic climate risks,

which arise from an incrementally changing climate.

These effects may include increased
temperature and sea-level rise, and the gradual

changes may affect productivity and property values and increase the
severity and frequency of acute hazards.
›
Refer to “Sustainability and climate risk” in the “Risk management and control” section of the UBS Group

Annual Report
2024, available under “Annual reporting” at ubs.com/investors , for more information
Business
divisions
Risk Control
Capital risk:

the risk that UBS AG does not maintain

adequate capital to support its activities

and maintain the minimum
capital requirements.
›
Refer to “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of this report for more
information
Group
Treasury
Risk Control
and Finance
Business risk:

the potential negative impact on earnings

from lower-than-expected business volumes

and / or margins, to
the extent they are not offset by a decrease in expenses. For example, changes in the competitive landscape,

client
behavior or market conditions can have a negative

impact.
Business
divisions
Risk Control
and Finance
Strategic risk:
the idiosyncratic risk arising from the impact

of strategic decisions on UBS, which can be

driven by
exogenous factors,

such as changes in the industry environment, or by

endogenous factors,

such as constraints related to
or execution of strategic decisions.
›
Refer to “Strategy, management and operational

risks” in the “Risk factors” section of this report for more information
Business
divisions and
Group
functions
Finance, Chief
Strategy Office
and Risk
Control
Non-financial risks

Compliance risk:

the risk of failure to comply with laws, rules and

regulations, internal policies and procedures, and the
firm’s Code of Conduct and Ethics.

›
Refer to “Non-financial risk” in this section for more information
Business
divisions
GCRG
Employment risk:

the risk arising from acts inconsistent with laws, rules and regulations or the firm’s human resources
policies governing employment practices, discrimination, compensation and employee-related taxes and benefits.

Human
Resources
Conduct risk:

the risk that the conduct of the firm or its

individuals unfairly impacts clients or counterparties,
undermines the integrity of the financial system

or impairs effective competition to the detriment

of consumers.
GCRG
Market conduct risk:
the risk of failure to maintain appropriate standards to

ensure fair and effective markets and
meet legal / regulatory requirements and expectations governing activities undertaken on or through a market

or in
pricing- / transaction-related bilateral interactions

between counterparties.
GCRG
Client suitability risk:
the risk arising from an inability to demonstrate

adherence to applicable investment suitability
standards, laws, rules and regulations.
GCRG
Financial crime risk:

the risk of failure to prevent financial crime (including

money laundering, terrorist financing,
sanctions or embargo violations, internal

and external fraud, bribery, and corruption).
›
Refer to “Non-financial risk” in this section for more information
Business
divisions and
Financial
Crime
Prevention

GCRG
Operational risk:

the risk resulting from inadequate or failed internal

processes, people or systems, or from external
causes (deliberate, accidental or natural).
›
Refer to “Non-financial risk” in this section for more information
Business
divisions
GCRG
Cybersecurity and information-security

risk:

the risk of a malicious internal or

external act, or a failure of IT
hardware or software, or human error, leading to a material impact on confidentiality, integrity or availability of UBS’s data or information systems.

›
Refer to “Non-financial risk” in this section for more information
Business
divisions and
GOTO
GCRG
Model risk:

the risk of adverse consequences (e.g. financial

loss, due to legal matters, operational loss,

biased business
decisions, or reputational damage) resulting from decisions

based on incorrect / inadequate or misused model

outputs
and reports.
›
Refer to “Model risk” in this section for more information
Business
divisions and
Group
functions
Risk Control
Legal risk:

the risk of: (i) being held liable for a breach of

applicable laws, rules or regulations; (ii) being held liable for a breach of contractual or other legal obligations; (iii) an inability or failure to enforce or protect contractual rights or non-contractual
rights sufficiently to protect UBS AG’s interests; and (iv)

being party to a claim or investigated by a regulator or public authority
in respect of any of the above (and the

risk of loss of attorney–client privilege in the context of any such claim).
Business
divisions
Legal
Reputational risk:

the risk of an unfavorable perception of UBS

AG or a decline in the firm’s reputation from the point

of
view of clients, shareholders, regulators, employees

or society,

which may lead to potential financial loss

and / or loss of
market share.
›
Refer to “Non-financial risk” in this section for more information
All business
divisions and
Group
functions
All control
functions

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

57
Overview of risks arising from our business activities
Key risks by business division and Group functions
Business divisions and Group functions Key financial risks arising from business activities
Global Wealth Management Credit risk

from collateralized lending primarily against

securities, residential and commercial real estate,
other real assets (such as ships and aircraft), private equity and hedge fund interest, and investors’ uncalled
capital commitments, as well as from collateralized

clients’ derivatives trading. Also includes

unsecured
lending, i.e. cash-flow-based corporate lending

to entities owned and controlled by UBS AG’s

Global Wealth
Management clients, and recourse-based lending.
Limited contribution to market risk

from municipal securities and taxable fixed-income

securities. Interest
rate risk in the banking book related to Global

Wealth Management is transferred to and managed

by Group
Treasury.
Personal & Corporate Banking Credit risk

from mortgages (owner-occupied and

income-producing), secured and

unsecured corporate
lending, commodity trade finance,

trade and export finance, consumer finance,

and lending to banks and
other regulated clients, as well as a small amount

of derivatives trading activity.
Minimal contribution to market risk
. Interest rate risk in the banking book related to

Personal & Corporate
Banking is transferred to and managed by Group Treasury.
Asset Management Limited exposure to credit risk

and
market risk

from on-balance sheet positions such as seed capital

and co-
investments in funds managed by Asset Management.
Indirect exposure to credit risk and market risk from client assets invested in Asset Management funds,

which
can adversely impact management and performance

fees and cause heightened fund outflows

and liquidity
risk.
Investment Bank Credit risk

from lending (take-and-hold, as well as temporary

loan underwriting activities), derivatives

trading
and securities financing.

Market risk

from primary underwriting activities and

secondary trading.
Non-core and Legacy Credit risk

arising from large, less-liquid structured financing transactions,

including some with residential
and commercial real estate collateral, a material corporate

loan portfolio and a counterparty credit trading
portfolio with lending against securities collateral

and derivatives.

Market risk

from structured trades, large portfolios of loans

and securitized products, and both complex

and
simple credit, interest rate and equity derivative transactions.
Group functions Credit risk , market risk

and
treasury risk

arising from Group Treasury’s management of UBS AG’s balance sheet (asset and liability management),

capital, profit or loss, and liquidity and funding.
All business divisions and the Group functions

are exposed to
country risk, sustainability and climate

risk

and
non-financial risk . Non-financial risk is an
inevitable consequence of being an operating

firm and can arise as a result of UBS AG’s past and

current business activities.
Risk appetite framework
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
level of

the organization

is in

line with

our strategic

priorities, our

capital and

liquidity plans,

our
Pillars, Principles

and
Behaviors
,

and

minimum

regulatory

requirements.

It

is

governed

by

a

single

overarching

policy

and

conforms

to

the
Financial Stability Board’s

Principles for an

Effective Risk Appetite

Framework. The “Risk

appetite framework” chart

below
shows the key elements of the framework.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

58
Risk principles and risk culture
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

processes.

›
Refer to “Employees” in the “How we create value

for our stakeholders” section of the UBS Group

Annual Report 2024, available
under “Annual reporting” at ubs.com/investors
, for more information about our Pillars, Principles

and Behaviors
›
Refer to the Code of Conduct and Ethics of

UBS, available at
ubs.com/code

for, more information
Risk management and control principles
Protection of financial strength
Protecting UBS AG’s financial strength by controlling its risk exposure and avoiding potential risk concentrations
at individual exposure levels, at specific portfolio levels

and at an aggregate firm-wide level across all risk types.
Protection of reputation
Protecting UBS AG’s reputation through a sound risk culture characterized by a holistic and integrated view of
risk, performance and reward, and through full compliance

with its standards and principles, particularly its
Code of Conduct and Ethics.
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
Quantitative risk appetite objectives

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

59
The quantitative risk appetite objectives are complemented by a standardized set of quantitative firm-wide non-financial
risk appetite objectives

.

Non-financial risk

events exceeding predetermined

risk tolerances, expressed

as percentages

of
UBS AG’s total revenue and operational

risk regulatory capital, trigger a

review of key loss

drivers and required mitigation
measures, and are reported

in the Group Risk Report.

Risk

appetite

statements

are

set

for

certain

legal

entities,

which

must

be

consistent

with

the

firm-wide

risk

appetite
framework and

approved in

accordance with

Group and

legal entity

regulations. Differences

may exist

that reflect

the
specific nature, size, complexity and regulations applicable to the relevant legal entity.
Portfolio and position limits
With the risk profile

of UBS AG closely

aligned to that

of the Group

since the merger

of UBS AG and Credit

Suisse AG,
we ensure

that UBS AG’s

risk exposure

remains within

the desired

risk capacity

through

a comprehensive

suite of

risk
portfolio limits set at Group level.
Since

the

aforementioned

merger,

UBS

has

significantly

extended

its

set

of

combined

portfolio

limits

to

oversee

the
aggregate

risk profile.

Only certain

market risk

limits continue

to be

separately

monitored on

the legacy

Credit Suisse
infrastructure until these positions are migrated to UBS infrastructure.
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
▲
›
Refer to “Credit risk”, “Market risk” and “Non-financial

risk” in this section for more information about model

confirmation
procedures
Stress testing
We perform stress testing to

estimate losses that could

result from extreme yet plausible macroeconomic and

geopolitical
stress events to

identify, better understand and

manage our potential

vulnerabilities and risk

concentrations. Stress testing
has a

key

role

in our

limits

framework

at the

firm-wide,

business

division,

legal

entity

and portfolio

levels. Stress

test
results are regularly

reported to the

BoD and the EB. We

also provide detailed

stress loss analyses

to the Swiss Financial
Market

Supervisory

Authority

(FINMA)

and

regulators

of

our

legal

entities

in

accordance

with

their

requirements.

As
described

in

“Risk

appetite

framework”,

stress

testing

has

a

central

role

in

our

risk

appetite

and

business

planning
processes.
The combined stress-testing

(CST) framework is scenario

based and aims to

quantify overall firm-wide

losses that could
result

from

various

potential

global

systemic

events.

The

framework

captures

all

material

risks,

as

covered

in

“Risk
categories”.
Scenarios are forward looking and encompass macroeconomic and geopolitical stress events calibrated to different levels
of severity.

In each

scenario we

assume changes

in a

wide range

of macroeconomic

and market

variables to

stress the
key risk drivers of our portfolios. We also

capture the business risk resulting from

lower fee, interest and trading income
net of

lower expenses.

These effects

are measured

for all

businesses and

material risk

types to

calculate the

aggregate
estimated effect of the given

scenario on profit or loss,

other comprehensive income, risk-weighted

assets, the leverage
ratio

denominator

and,

ultimately,

capital

and

leverage

ratios.

The

assumed

changes

in

macroeconomic

and

market
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

In

2024,

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
With regard to treasury risk, we

routinely analyze the effect of movements

in interest rates and changes in the

structure
of

yield

curves.

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
›
Refer to “Note 20 Expected credit loss measurement”

in the “Consolidated financial statements” section

of this report for more
information about scenarios used for expected

credit loss measurement

Annual Report 2024 |
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

a positive

correlation between

the size

of the

exposure and

the likelihood

of a

loss. Risk

on risk

refers to

a
situation where a position and its risk mitigation can be impacted by the same event.
For non-financial risks, risk concentrations may result from, for example, a single operational risk issue that is large on its own (i.e. it

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
▲
›
Refer to “ Credit risk ”

and
“ Market risk ”

in this section for more information about the

composition of our portfolios and how risk
concentrations are monitored and mitigated
›
Refer to the “ Risk factors ”

section of this report for more information
Credit risk
Audited |
Main sources of credit risk

–
In Global Wealth

Management, credit risk arises

from collateralized lending, primarily against

securities, residential and
commercial

real

estate,

other

real

assets

(such

as

ships

and

aircraft),

private

equity

and

hedge

fund

interest,

and
investors’ uncalled

capital commitments,

as well

as from

collateralized clients’

derivatives trading.

In addition,

credit
risk also arises from

unsecured lending, i.e. cash-flow-based corporate lending

to entities owned and controlled

by our
Global Wealth Management clients, and recourse-based lending.
–
A

substantial

portion

of

our

credit

risk

arises

from

Personal

&

Corporate

Banking’s

lending

exposure,

including
mortgage loans, secured mainly by owner-occupied properties and income-producing real estate, as well as corporate loans, that depends on the performance of the Swiss economy

and real estate market.
–
The Investment

Bank’s credit

risk arises

mainly from

lending, derivatives

trading and

securities financing.

Derivatives
trading and securities financing are mainly

investment grade. Loan underwriting activity can

be lower rated and gives
rise to temporary concentrated exposure.
–
Credit risk in

Non-core and Legacy

relates to large,

less-liquid structured

financing transactions,

including some

with
residential and commercial real estate collateral, a corporate loan portfolio and a counterparty credit trading portfolio
with lending against securities collateral and derivatives.
▲
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

to the President

of the Executive

Board, the Chief

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

region
or have

comparable economic

characteristics,

e.g. if

their

ability to

meet contractual

obligations

would

be similarly
affected by changes

in economic, political

or other conditions.

To avoid credit risk

concentrations, we establish

limits
and operational controls that

constrain risk concentrations at portfolio,

sub-portfolio or counterparty levels

for sector
exposure, country risk exposure and specific product exposures.
▲
Credit risk profile of UBS AG
The exposures

detailed in

this section

are based

on management’s

view of

credit risk,

which differs

in certain

respects
from the expected credit loss (ECL) measurement requirements of IFRS Accounting Standards.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

61
Internally, we

classify credit

risk exposures

into two

broad categories:

banking products

and traded

products. Banking
products include drawn loans,

guarantees and loan commitments,

amounts due from banks,

balances at central banks,
and other

financial assets at

amortized cost. Traded

products include over-the-counter

(OTC) derivatives, exchange-traded
derivatives

(ETD)

and

securities

financing

transactions

(SFTs),

consisting

of

securities

borrowing

and

lending,

and
repurchase and reverse repurchase agreements.
Banking and traded products exposure in our business divisions and Group Items
31.12.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core
and Legacy
Group

Items Total
Banking products exposure, gross
1,2

453,812

428,356

1,533

72,987

33,779

19,742

1,010,209
of which: loans and advances to customers (on-balance sheet)

297,602

270,165

9

17,497

1,660

3,243

590,176
of which: guarantees and irrevocable loan commitments (off-balance sheet)

18,978

46,986

5

34,516

2,211

17,164

119,859
Committed unconditionally revocable credit lines
3

79,462

65,749

0

452

4

3,233

148,900
Traded products exposure, gross
2,4

14,900

5,034

0

46,076

66,009
of which: over-the-counter derivatives

11,705

4,594

0

17,371

33,670
of which: securities financing transactions

186

0

0

18,352

18,538
of which: exchange-traded derivatives

3,009

440

0

10,353

13,802
Total credit-impaired exposure, gross
1

1,421

4,187

0

595

1,289

0

7,492
Total allowances and provisions for expected credit losses

302

1,914

0

382

922

6

3,527
of which: stage 1

97

269

0

110

4

6

487
of which: stage 2

68

247

0

142

166

0

623
of which: stage 3

138

1,398

0

130

751

0

2,417
31.12.23
5
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core
and Legacy
Group

Items Total
Banking products exposure, gross
1,2

342,690

275,787

1,331

81,971

3,621

32,179

737,579
of which: loans and advances to customers (on-balance sheet)

213,377

174,425

0

13,657

168

4,941

406,568
of which: guarantees and irrevocable loan commitments (off-balance sheet)

12,323

28,385

0

15,744

1,728

19,049

77,229
Committed unconditionally revocable credit lines
3

13,438

27,574

0

4,714

0

1,694

47,421
Traded products exposure, gross
2,4

8,789

952

0

34,712

44,454
of which: over-the-counter derivatives

6,668

938

0

8,124

15,730
of which: securities financing transactions

0

0

0

16,792

16,792
of which: exchange-traded derivatives

2,122

14

0

9,796

11,932
Total credit-impaired exposure, gross
1

925

1,698

0

331

12

1

2,966
Total allowances and provisions for expected credit losses

224

783

0

225

6

6

1,244
of which: stage 1

74

171

0

57

0

6

308
of which: stage 2

52

165

0

56

0

0

272
of which: stage 3

97

448

0

112

6

0

664
1 IFRS 9 gross exposure

for banking products includes the

following financial instruments in scope

of expected credit loss measurement:

balances at central banks,

amounts due from banks,

loans and advances to
customers, other

financial assets at

amortized cost, guarantees

and irrevocable loan

commitments.

2 Internal management view

of credit risk,

which differs in

certain respects from

IFRS Accounting Standards.

3 Commitments that can be canceled by UBS AG at any time but expose

UBS AG to credit risk if the client has the ability to draw the facility before

UBS AG can take action. These commitments are subject to expected credit loss requirements.

4 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment

Bank, Non-core and Legacy, and Group Items is provided.

5 Comparative-period

information has

been restated

for changes

in Group

Treasury

allocations. Refer

to “Note

3 Segment

reporting” in

the “Consolidated

financial statements”

section of

this report

for more
information.
Banking products
›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report for
more information about our accounting policy for allowances

and provisions for ECL
›
Refer to “Note 10 Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement” and
“Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more
information about ECL measurement requirements under IFRS Accounting Standards
›
Refer to “Note 14 Other assets” in the “Consolidated

financial statements” section of this report for

more details

Global Wealth Management, Personal & Corporate Banking, and Investment Bank: banking products exposure, by internal UBS ratings
1,2
USD m, except where indicated 31.12.24 31.12.23
Investment
grade /
Rating
1–5
Sub-investment grade
Defaulted /
Credit-
impaired
Banking

products

exposure,
gross
Investment
grade /
Rating
1–5
Sub-investment grade
Defaulted /
Credit-
impaired
Banking

products

exposure,
gross Business divisions
Rating

6–9
Rating

10–13
Rating

6–9
Rating

10–13
Global Wealth Management 278,566 46,912 2,166 1,421 329,065 198,159 34,726 1,641 925 235,450
Personal & Corporate Banking 229,372 84,758 8,601 4,187 326,918 134,095 63,357 6,724 1,698 205,873
Investment Bank 26,357 16,699 15,588 595 59,239 17,954 11,644 6,662 331 36,591
1 Excluding balances at central banks and Group Treasury

reallocations.

2 The ratings of the major credit rating

agencies, and their mapping to our internal

rating scale, are shown in the “Internal UBS rating

scale
and mapping of external ratings” table in this section.
Global Wealth Management
Gross banking products exposure increased by USD 111bn to USD 454bn as of 31 December 2024, driven

by the merger
of UBS AG and Credit Suisse AG.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

62
Our Global

Wealth

Management

loan portfolio

is mainly

secured

by securities

(Lombard

loans) and

by residential

real
estate. As of 31 December 2024, most

of our USD 179bn of Lombard

loans, including traded products

collateralized by
securities, were of high

quality,

with 92% rated as

investment grade based on

our internal ratings. Moreover,

Lombard
loans

are

typically

uncommitted,

short-term

in

nature

and

can

be

canceled

immediately

if

the

collateral

quality
deteriorates and

margin calls

are not met.

Lending values

in the

Lombard book are

derived by

applying discounts (haircuts)
to the

pledged collateral’s

market value

in line

with a

possible adverse

change in

market value

over a

given close-out
period and confidence level. Less-liquid or

more volatile collateral will typically have

larger haircuts. In 2024, the Lombard
book, including traded products, increased

approximately 29%, driven by the merger of UBS

AG and Credit Suisse AG.

The residential real estate portfolio

increased by approximately 47% in 2024, due

to the aforementioned merger.
Specialized

financings

as

of

31 December

2024

accounted

for

approximately

13%

of

the

total

banking

products
exposure. This portfolio

mainly consists of

commercial real estate loans,

financing for ships,

yachts and aircraft, unsecured
lending, and

loans collateralized

with uncalled

capital commitments

.

As a

result

of the

aforementioned

merger,

these
financings almost doubled in 2024.
›
Refer to “Lending secured by real estate” and “Lombard lending”

in this section for further information about

these types of
lending
Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 31.12.24 31.12.23 31.12.24 31.12.23
Secured by collateral

291,679

210,243

235,413

157,278
Residential real estate

107,176

67,910

186,137

126,199
Commercial / industrial real estate

9,487

5,045

37,413

22,632
Cash

28,455

24,797

2,631

2,750
Equity and debt instruments

120,376

96,371

2,783

2,626
Other collateral 2

26,186

16,121

6,450

3,071
Subject to guarantees

1,751

92

7,032

2,706
Uncollateralized and not subject to guarantees

4,172

3,042

27,720

14,441
Total loans and advances to customers, gross

297,602

213,377

270,165

174,425
Allowances

(231)

(147)

(1,660)

(634)
Total loans and advances to customers, net of allowances

297,371

213,230

268,505

173,791
Collateralized loans and advances to customers as a percentage of total loans and advances to customers, gross (%)

98.0

98.5

87.1

90.2
1 Collateral arrangements

generally incorporate

a range

of collateral, including

cash, equity

and debt instruments,

real estate and

other collateral.

For the

purpose of this

disclosure, UBS

AG applies

a risk-based
approach that generally prioritizes collateral

according to its liquidity profile.

In the case of loan facilities

with funded and unfunded elements,

the collateral is first allocated

to the funded element. For

legacy Credit
Suisse a risk-based approach is applied

that generally prioritizes real estate

collateral and prioritizes other collateral

according to its liquidity profile.

In the case of loan facilities with

funded and unfunded elements,
the collateral is proportionately allocated.

2 Includes but is not limited to life insurance contracts, rights in respect of subscription or capital commitments from fund partners, inventory, gold and other commodities.
Personal & Corporate Banking
Gross banking

products

exposure

increased

by USD 153bn

to USD 428bn

as of 31 December 2024, due to the

merger
of UBS AG and Credit Suisse AG.

The exposure

is mainly

driven by

our Swiss

mortgage portfolio,

our Swiss

corporate banking

portfolio and,

to a

lesser
extent, our commodity trade finance portfolio. As of 31 December 2024, the majority of the banking products exposure was rated investment grade, and 87% of loans and advances to customers were secured by collateral, mainly residential
and

commercial

property.

The

total

unsecured

amount

mainly

consists

of

cash-flow-based

lending

to

corporate
counterparties.

Our Swiss corporate

banking products take

-and-hold portfolio exposure

was USD 73bn (CHF 66bn)

as of 31 December
2024

and

increased

by

USD 35bn

compared

with

31 December

2023,

due

to

the

merger

of

UBS AG

and

Credit
Suisse AG.

The

portfolio

consists

of

loans,

guarantees

and

loan

commitments

to

multi-national

and

domestic
counterparties. The

small and medium-sized

entity portfolio, in

particular,

is well diversified

across industries.

However,
such companies are reliant

on the domestic economy and

the economies to which they

export, in particular the EU

and
the US.
Our

commodity

trade

finance

portfolio

focuses

on

energy

and

base-metal

trading

companies,

where

the

related
commodity

price

risk

is hedged

to a

large

extent

by the

commodity

trader.

The

majority of

limits

in this

business

are
uncommitted,

transactional

and

short-term

in

nature.

Our

portfolio

size

was

USD 9bn

(CHF 8bn)

as

of

31 December
2024,

compared

with

USD 6bn

(CHF 5bn)

as

of

31 December

2023.

The

increase

of

USD 3bn

was

due

to

the
aforementioned merger.

A considerable part of the exposure correlates

with commodity prices.
Swiss mortgage loan portfolio
Our Swiss mortgage loan portfolio secured

by residential and commercial

real estate in Switzerland

continued to be our
largest

loan

portfolio.

These

mortgage

loans

(including

loans

on

owner-occupied

commercial

real

estate),

totaling
USD 313bn

(CHF 284bn)

as

of

31 December

2024,

mainly

originated

from

Personal

&

Corporate

Banking,

with
contributions

also

from

Global

Wealth

Management

Region

Switzerland.

The

increase

of

USD 112bn

compared

with
31 December 2023 was due to the aforementioned

merger.
Of

the

aggregate

amount

of

Swiss

residential

mortgages,

99.9%

would

continue

to

be

covered

by

the

real

estate
collateral even if the

collateral value were to decrease

20%, and more than

99% would remain covered by

the real estate
collateral if the collateral value were to decrease 30%.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

63
Swiss mortgages: exposure by exposure segments and loan-to-value (LTV)

buckets
1
USD bn, except where indicated 31.12.24 31.12.23
LTV buckets
Exposure segment ≤30% 31–50% 51–60% 61–70% 71–80% 81–100% >100% Total Total
Residential mortgages
Exposure 154.4 61.8 14.1 5.5 1.5 0.3 0.1 237.6 162.4
Income-producing real estate
Exposure 39.4 14.3 2.7 1.0 0.2 0.1 0.1 57.7 25.5
Corporates
Exposure 10.7 3.4 0.7 0.4 0.2 0.1 0.2 15.7 12.2
Other segments
Exposure 1.4 0.5 0.1 0.1 0.0 0.0 0.0 2.2 1.1
Mortgage-covered exposure
Exposure 206.0 80.0 17.7 6.9 1.9 0.5 0.3 313.2 201.1
as a percentage of total 66 26 6 2 1 0 0 100 100
Mortgage-covered exposure 31.12.23
Exposure 129.5 52.4 12.4 5.1 1.4 0.3 0.1 201.1
as a percentage of total 64 26 6 3 1 0 0 100
1 The amount of each mortgage loan is allocated across

the LTV buckets

to indicate the portion at risk at the various value

levels shown; for example, a loan of 75 with

an LTV ratio of 75%

(i.e. a collateral value of
100) would result in allocations of 30 in the less-than-or-equal-to-30% LTV bucket, 20 in the 31–50% bucket, 10 in the 51–60% bucket,

10 in the 61–70% bucket and 5 in the 71–80% bucket.
Investment Bank
The Investment

Bank’s lending

activities are

largely associated

with corporate

and non-bank

financial institutions.

The
business is broadly diversified across industry

sectors but concentrated in North America.
Gross banking products exposure decreased

by USD 9bn to USD 73bn as of 31 December

2024, driven by a decrease in
balances at

central banks,

partly offset

by an

increase in

guarantees and

irrevocable loan

commitments and

loans and
advances to

customers due

to the

merger of

UBS AG and

Credit Suisse

AG. The

banking products

exposure is

almost
equally distributed between investment grade and sub-investment grade rating, with a slight predominance of the latter.
Mandated loan underwriting commitments on a notional basis were USD

4.6bn as of 31 December 2024 (31 December
2023: USD 2.1bn), reflecting new

mandates during the

year. As of

31 December 2024, USD 0.2bn of

these commitments
had not yet been distributed

as originally planned. The

loan underwriting commitments

reported as of the end

of 2023
were fully syndicated or canceled in 2024.

Loan underwriting exposures are classified

as held for trading,

with fair values reflecting the

market conditions at the end
of 2024. Credit hedges are in place to help protect against

fair value movements in the portfolio.
›
Refer to “Credit risk models” in this section for

more information about rating grades and rating agency

mappings
Investment Bank: banking products exposure, by geographical region
1
31.12.24 31.12.23
USD m % USD m %
Asia Pacific 5,821 9.8 4,618 12.6
Latin America 778 1.3 745 2.0
Middle East and Africa 392 0.7 249 0.7
North America 37,567 63.4 19,901 54.4
Switzerland 132 0.2 135 0.4
Rest of Europe 14,550 24.6 10,943 29.9
Exposure 59,239 100.0 36,591 100.0
1 Excluding balances at central banks and Group Treasury reallocations.
Investment Bank: banking products exposure, by industry sector
1
31.12.24 31.12.23
USD m % USD m %
Banks 6,895 11.6 5,092 13.9
Chemicals 2,376 4.0 587 1.6
Electricity, gas, water supply 443 0.7 359 1.0
Financial institutions, excluding banks 21,295 35.9 15,562 42.5
Manufacturing 5,174 8.7 1,889 5.2
Mining 1,461 2.5 894 2.4
Public authorities 587 1.0 258 0.7
Real estate and construction 2,234 3.8 1,718 4.7
Retail and wholesale 5,249 8.9 2,945 8.0
Technology and communications 7,277 12.3 2,033 5.6
Transport and storage 839 1.4 341 0.9
Other 5,409 9.1 4,913 13.4
Exposure 59,239 100.0 36,591 100.0
1 Excluding balances at central banks and Group Treasury reallocations.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

64
Non-core and Legacy
Gross banking products

exposure increased

by USD 30bn to

USD 34bn as of

31 December 2024,

due to the

merger of
UBS AG and Credit Suisse AG.
As of 31 December 2024, Non-core and Legacy had no

mandated loan underwriting commitments.

›
Refer to “Balance sheet assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information
›
Refer to the “Our businesses” section of this

report for more information
›
Refer to the “Non-core and Legacy” section of this

report for more information
Group Items
Gross banking

products exposure,

which arises

primarily in

connection with

treasury activities,

decreased by

USD 12bn
to USD 20bn as of

31 December 2024, due to decreases

in amounts due from banks

and other financial assets measured
at amortized cost. This was partly offset by an increase

in balances at central banks.
›
Refer to “Balance sheet assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information
›
Refer to the “Group Items” section of this report for more information
Traded products
Audited |
Counterparty credit

risk (CCR)

arising from

traded products,

which include

OTC derivatives,

ETD exposures

and
SFTs originating in the Investment

Bank, Non-core and Legacy,

and Group Treasury, is generally

managed on a close-out
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

Association agreements or similar master netting agreements,

which
generally

permit

close-out

and

netting

of

transactions

in

case

of

default,

subject

to

applicable

law.

For

certain
counterparties, initial margin is taken

to cover some or all of the

calculated close-out exposure. This is in addition

to the
variation

margin

taken

to

settle

changes

in

market

value

of

transactions.

For

most

major

market

participant
counterparties, we

use two-way collateral

agreements under which

either party can

be required to

provide collateral

in
the form

of cash or

marketable securities when

the exposure exceeds

specified levels. Non-cash

collateral typically consists
of well-rated government debt or other collateral acceptable to Risk Control and permitted by applicable regulations.
▲
In

the

tables

below,

OTC

derivatives

exposures

are

generally

presented

as

net

positive

replacement

values

after

the
application

of

legally

enforceable

netting

agreements

and

the

deduction

of

cash

and

marketable

securities

held

as
collateral.

SFT

exposures

are

reported

taking

into

account

collateral

received,

and

ETD

exposures

take

into

account
collateral margin calls.
›
Refer to “Note 11 Derivative instruments”

in the “Consolidated financial statements” section

of this report for more information
about OTC derivatives settled through central counterparties
›
Refer to “Note 22 Offsetting financial assets and financial

liabilities” in the “Consolidated financial statements”

section of this
report for more information about the effect of netting and collateral arrangements on derivative exposures
Investment Bank, Non-core and Legacy,

and Group Treasury:

traded products exposure, by internal UBS ratings
1
USD m, except where indicated 31.12.24 31.12.23
Investment

grade /

Rating

1–5
Sub-investment grade
Defaulted /

Credit-
impaired
Traded

products

exposure,
net
2
Investment

grade /

Rating

1–5
Sub-investment grade
Defaulted /

Credit-
impaired
Traded

products

exposure,
net
2
Product
Rating

6–9
Rating

10–13
Rating

6–9
Rating

10–13
OTC derivatives 16,266 841 40 211 17,357 7,307 701 3 6 8,017
ETD 10,245 109 0 0 10,353 9,735 61 0 0 9,796
SFTs 18,063 289 0 0 18,352 16,631 151 10 0 16,792
Traded products exposure, net
2
44,573 1,239 40 211 46,062 33,672 914 14 6 34,605
1 The ratings

of the major credit

rating agencies, and

their mapping to our

internal rating scale,

are shown in the

“Internal UBS rating

scale and mapping of

external ratings” table in

this section.

2 After credit
valuation adjustments and hedges.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

65
Investment Bank, Non-core and Legacy,

and Group Treasury:

net OTC derivatives and SFT exposure, by geographical
region
Net OTC derivatives exposure Net SFT exposure
31.12.24 31.12.23 31.12.24 31.12.23
USD m % USD m % USD m % USD m %
Asia Pacific 5,126 29.5 970 12.1 2,307 12.6 2,510 14.9
Latin America 88 0.5 93 1.2 27 0.1 0 0.0
Middle East and Africa 111 0.6 232 2.9 511 2.8 414 2.5
North America 4,165 24.0 3,118 38.9 4,946 27.0 3,044 18.1
Switzerland 2,522 14.5 900 11.2 494 2.7 499 3.0
Rest of Europe 5,345 30.8 2,704 33.7 10,066 54.9 10,324 61.5
Exposure 17,357 100.0 8,017 100.0 18,352 100.0 16,792 100.0
Investment Bank, Non-core and Legacy,

and Group Treasury:

net OTC derivatives and SFT exposure, by industry sector
Net OTC derivatives exposure Net SFT exposure
31.12.24 31.12.23 31.12.24 31.12.23
USD m % USD m % USD m % USD m %
Banks 1,673 9.6 1,544 19.3 1,577 8.6 1,200 7.1
Chemicals 7 0.0 17 0.2 0 0.0 0 0.0
Electricity, gas, water supply 138 0.8 111 1.4 0 0.0 0 0.0
Financial institutions, excluding banks 14,804 85.3 5,721 71.4 16,357 89.1 15,093 89.9
Manufacturing 32 0.2 29 0.4 0 0.0 0 0.0
Mining 65 0.4 0 0.0 0 0.0 0 0.0
Public authorities 446 2.6 441 5.5 417 2.3 496 3.0
Retail and wholesale 9 0.1 18 0.2 0 0.0 0 0.0
Transport, storage and communication 24 0.1 74 0.9 0 0.0 3 0.0
Other 159 0.9 63 0.8 0 0.0 0 0.0
Exposure 17,357 100.0 8,017 100.0 18,352 100.0 16,792 100.0
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
property maintenance costs

in relation to gross

income or rental

income for rental properties.

The imputed interest

rate
is set at 5% per annum, independently of the current interest rate environment.
For residential

properties

occupied

by the

borrower,

the maximum

LTV

for the

standard

approval

process

is 80%.

For
income-producing real estate

(IPRE), the maximum

LTV allowed within

the standard approval

process ranges from

30%
to 75%, depending on the type and age of the property,

and the amount of renovation work needed.

Audited |
The value assigned to each

property is based on the

lowest value determined from model-derived

valuations, the
purchase price, an asset value for IPRE and, in some cases,

an additional external valuation.
▲
To

take

market

developments

into

account

for

external

valuation

models,

an

external

vendor

regularly

updates

the
parameters and / or

refines the

architecture for

each model.

Model changes

and parameter

updates are

subject to

the
same validation procedures as our internally developed

models.

Audited |
UBS AG similarly

applies underwriting

guidelines for

its Global

Wealth Management

Region Americas

mortgage
loan portfolio, taking

into account loan

affordability and collateral

sufficiency. LTV standards

are defined for the

various
mortgage types, such

as residential mortgages

or investment properties,

based on

associated risk factors,

such as

property
type and

loan size

and purpose.

The maximum

LTV allowed

within the standard

approval process

ranges from
45
% to
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

Annual Report 2024 |
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

other factors. Serviceability

may be

further supported
by personal

guarantees from

related third

parties. The

overall portfolio

is centrally

assessed against

a number

of stress
scenarios to ensure that exposures remain within predefined

stress limits.
▲
›
Refer to “Swiss mortgage loan portfolio” in this

section for more information about LTV in the Swiss mortgage portfolio
Lombard lending

Audited |
Lombard loans are

secured by pledges of marketable

securities, guarantees and other

forms of collateral. Eligible
financial

securities

are

primarily

liquid

and

actively

traded

transferable

securities

(such

as

bonds,

equities

and

certain
hybrid securities),

and other

transferable

securities, such

as approved

structured

products

for which

regular

prices are
available and the issuer of the security provides a

market. To

a lesser degree, less-liquid collateral is also

used.
Lending

values

are

derived

by

applying

discounts

(haircuts)

to

the

pledged

collateral’s

market

value.

Haircuts

for
marketable securities are calculated to cover a possible

adverse change in market value over a

given close-out period and
confidence level. Less-liquid or more volatile collateral

will typically have larger haircuts.
Concentration and correlation risks

across collateral posted are

assessed at a counterparty

level, and at a divisional

level
across

counterparties.

Targeted

firm-wide

reviews

of

concentration

are

also

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

always
remains within the

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

is

conducted

to

simulate

market

events

that

reduce

collateral

market

value,
increase exposure

of traded

products, or

do both.

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

structured

portfolio

hedges

(SPHs),
bespoke protection and other instruments to actively

manage credit risk. The aim is

to reduce concentrations of risk from
specific counterparties, sectors or portfolios

and, for CCR, the

profit or loss effect arising

from changes in credit valuation
adjustments.
UBS AG

has

strict

guidelines

with regard

to taking

credit

hedges

into

account

for

credit

risk

mitigation

purposes.

For
example,

when

monitoring

exposures

against

counterparty

limits,

UBS AG

does

not

usually

apply

certain

credit

risk
mitigants, such

as proxy

hedges (credit

protection on

a correlated

but different

name) or

credit-index CDSs,

to reduce
counterparty exposures.

SPHs are

structured to

achieve true

risk transfer

by providing explicit

protection against

events
that could cause a loss in the referenced hedged positions, with the hedge payoff matched to the actual loss incurred on
those positions (i.e.

no basis risk).

Buying credit protection,

if unfunded, also

creates credit exposure

with regard to

the
protection

provider.

UBS AG

monitors

and

limits

exposures

to

credit

protection

providers

and

also

monitors

the
effectiveness of credit hedges.
▲
›
Refer to “Note 11 Derivative instruments”

in the “Consolidated financial statements”

section of this report for more information
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about risk transfer through synthetic securitizations
Mitigation of settlement risk
To

mitigate settlement risk,

actual settlement

volumes are

reduced by

using multi-lateral and

bilateral agreements

with
counterparties, including

payment netting.

In relation to

the exchange of

cash or securities,

transactions can

be settled
on a delivery-versus-payment basis.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

67
Foreign

exchange

transactions

are

UBS AG’s

most

significant

source

of

settlement

risk.

UBS AG

is

a

member

of
CLSSettlement (operated

by CLS,

formerly known

as Continuous

Linked Settlement),

an industry

utility that

provides a
multi-lateral

framework

to

settle

transactions

on

a

payment-versus-payment

basis,

thus

reducing

foreign-exchange-
related settlement risk relative

to the volume of business.

However, mitigation of settlement

risk through CLS and

other
means does not fully eliminate credit risk

in foreign exchange transactions resulting from changes

in exchange rates prior
to settlement, which is managed as part of UBS AG’s overall

credit risk management of OTC derivatives.

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
basis for the

majority of our

internal measures of

credit risk, and

key inputs for

regulatory capital

calculation under

the
advanced internal ratings-based (A-IRB) approach of the Basel III framework. Models are also used to derive the portfolio credit risk measures of EL, statistical loss and stress loss.
▲
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the regulatory capital calculation under the A-IRB approach and key credit risk models applied to UBS AG exposures
Audited |

Internal UBS rating scale and mapping of external ratings
Internal UBS rating 1-year PD range, in % Description
Moody’s Investors
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
9 2.10–3.50 B1 B+ B+
10 3.50–6.00 B2 B B
11 6.00–10.00 B3 B– B–
12 10.00–17.00 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC
13 >17 Caa3 to C CCC– to C CCC– to C
Counterparty is in default

Default Defaulted D D
▲
Probability of default
PD estimates

the likelihood

of a

counterparty defaulting

on its

contractual obligations

over the

next 12 months

and is
assessed using rating tools tailored to the various categories of counterparties.

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
Exposure at default
EAD is the amount

expected to be

owed by a counterparty

at the time of

possible default. EAD

is derived from

current
exposure to the counterparty and possible future

exposure development.
The EAD of an on-balance

sheet loan is its

notional amount,

while for off-balance

sheet commitments

that are not drawn,
credit conversion

factors (CCFs)

are used in order

to obtain an

expected on-balance

sheet amount.
For traded products under the internal model method for derivatives and the repo value-at-risk approach for SFTs,

EAD is
derived by

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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

68
Loss given default
LGD is the

magnitude of the

likely loss if

there is a

default. UBS AG’s LGD

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
Expected loss
UBS AG uses the

concept of EL

to quantify future

credit losses that

may be implicit

in its current

portfolio. The EL

for a
given credit facility is the product of the three components described above, i.e. PD, EAD and LGD. The EL is aggregated for individual counterparties to derive expected portfolio

credit losses.
IFRS 9 – ECL credit risk models
Expected credit loss
ECL is defined as the difference between contractual cash flows and those UBS AG expects to receive, discounted at the
effective interest

rate (EIR) or

contractual interest

rate. For loan

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

to be unbiased

(i.e. exclude conservative

adjustments) and include

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

from the Basel III credit

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

Stage 1 and 2 ECL

releases

in 2024
were USD 63m and the respective

allowances and provisions as of

31 December 2024 were

USD 1,110m. This included
ECL allowances and provisions

of USD 749m related to

positions under the Basel III A-IRB

approach. Basel III EL for

non-
defaulted positions was USD 1,238m.
›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report for
more information about our accounting policy for allowances

and provisions for ECL including key definitions

relevant for the ECL
calculation under IFRS 9
The table below shows the main differences between the

two expected loss measures.
Basel III EL (A-IRB approach) IFRS 9 ECL
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

(an SICR), a
maximum 12-month ECL is recognized. Once an

SICR event has
occurred, a lifetime ECL is recognized considering

expected
default events over the life of the transaction.
Exposure at
default
(EAD)
EAD is the amount we expect a counterparty

to owe us at the
time of a possible default. For banking products,

EAD equals the
book value as of the reporting date; for traded products,

the vast
majority of EAD is modeled. For lending, EAD

is expected to
remain constant over a 12-month period. For loan

commitments,
a credit conversion factor is applied to model expected

future
drawdowns.
EAD is generally calculated on the basis of the

cash flows that are
expected to be outstanding at the individual

points in time during
the life of the transaction.

For loan commitments, a credit
conversion factor is applied to model expected

future drawdowns.
Probability of
default
(PD)
PD estimates are determined on a through-the-cycle

(TTC) basis.
They represent historical average PDs, taking into account
observed losses over a prolonged historical period,

and therefore
are less sensitive to movements in the underlying

economy.
PD estimates are determined on a point-in-time

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
Use of scenarios No use of scenarios.
Multiple forward-looking scenarios have to be taken

into account
to determine a probability-weighted ECL.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

69
Further key aspects of credit risk models
Stress loss
UBS AG

complements

its

statistical

modeling

approach

with

scenario-based

stress

loss

measures.

Stress

tests

are

run
regularly to

monitor potential

effects

of extreme,

but nevertheless

plausible, events

on its

portfolios, under

which key
credit

risk

parameters

are

assumed

to

deteriorate

substantially.

Where

considered

appropriate

limits

on

this

basis

are
applied.
Stress scenarios and methodologies are tailored to portfolios’

natures, ranging from regionally focused to global systemic
events and varying in time horizon.
›
Refer to “Stress testing” in this section for more information about the stress-testing framework
Credit risk model confirmation
UBS AG’s

approach

to

model

confirmation

involves

both

quantitative

methods,

such

as

monitoring

compositional
changes

in

portfolios

and

results

of

backtesting,

and

qualitative

assessments,

such

as

feedback

from

users

on

model
output as

a practical

indicator of

a model’s

performance and

reliability.

In addition,

changes in

market, regulatory

and
business practices are assessed.
Material

changes

in

portfolio

composition

may

invalidate

the

conceptual

soundness

of

a

model.

UBS AG

therefore
performs

regular analyses

of the

evolution

of portfolios

to identify

such changes

in the

structure and

credit quality

of
portfolios.

›
Refer to “Model risk” in this section for more information

Backtesting
We monitor the performance

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
As

part

of

our

continuous

efforts

to

enhance

models

to

reflect

market

developments

and

newly

available

data,

we
updated several models in 2024.
In Personal

& Corporate

Banking and

Global Wealth

Management,

we implemented

a new

Swiss corporate

PD model
and updated

the retail

and corporate

LGD parameters

of the

Swiss LGD

model. In

addition, we

implemented an

RWA
add-on

for

IPRE

mortgages

to private

clients in

Switzerland

as an

alternative

to recalibrating

the

PD model.

In

Global
Wealth

Management,

the

conservative

fixed

RWA

add-on

for

concentrated

equity

lending

and

lending

against
concentrated

hedge fund

and private

equity collateral

was replaced

by a

dynamic RWA

buffer calculation

based on

a
detailed transactional risk

assessment that will

be in place

until the expected

go-live of dedicated

models in the

second
half of 2025.
In the Investment Bank, new PD models for broker-dealers and mortgage originators went live, and PD models for banks and hedge

funds were

recalibrated. In

addition, certain

RWA multipliers

were adjusted

as a

result of

improvements to
models,

and

the

majority

of

the

mortgage

originators

portfolio

has

been

switched

from

the

A-IRB

approach

to

the
securitization standardized approach framework. Furthermore, we deployed a new US

commercial real estate LGD model
across the

Investment

Bank

and Global

Wealth

Management, and

in

Global Wealth

Management

we

implemented

a
supervisory slotting model for the commercial real estate portfolio outside the US and Switzerland.
For the sovereign

portfolio on the

legacy Credit Suisse

infrastructure, we rolled

out the UBS

sovereign PD model,

replacing
the previous

Credit Suisse

model. In

addition, the

Credit Suisse

PD model

for fund-linked

products and

the equity

REIT
supervisory

slotting

model

were

decommissioned,

as

there

was

no

remaining

exposure

on

the

legacy

Credit

Suisse
infrastructure.

The

Credit

Suisse

models

for

hedge

funds

and

broker-dealers

were

also

decommissioned,

due

to

the
reduced remaining materiality

of the respective portfolios

on the legacy Credit

Suisse infrastructure, with

the remaining
exposure now

subject to

the standardized

approach for

the calculation

of risk-weighted

assets. For

positions that

have
migrated from Credit Suisse to UBS infrastructure,

UBS models have been adopted accordingly.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

70
Where required,

changes

to

models and

model

parameters

were

approved by

the

Swiss Financial

Market

Supervisory
Authority (FINMA) before implementation.
›
Refer to “Risk-weighted assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information about the effect of the changes to models

and model parameters on credit risk RWA
Credit-risk-model-related regulatory capital developments
In Switzerland,

the amendments

to the

Capital Adequacy

Ordinance

that

incorporate

the final

Basel III

standards

into
Swiss law entered

into force on 1 January

2025, together with implementing

ordinances issued by

FINMA in 2024. The
adoption

of

the

final

Basel III

standards

led

to

a

number

of

revisions

to

the

internal

ratings-based

(IRB)

approaches,
namely: (i) removing the

option of using the

A-IRB approach

for certain asset

classes (including general corporates

with
consolidated annual

revenues greater

than EUR 500m,

and banks

and other

financial institutions);

(ii) placing floors

on
certain model inputs under the IRB

approach, e.g. PD and LGD; and (iii) introducing various requirements to reduce RWA variability (e.g. for LGD). In addition, the removal of the internal model approach for credit valuation adjustment became
effective on 1 January 2025. The aforementioned

revisions have been adopted for all FINMA-regulated

entities.
›
Refer to “Capital management objectives” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for
more information about the development of RWA
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
Default and credit impaired
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

as defaulted.
An instrument

is classified

as credit

impaired

if the

counterparty

is classified

as defaulted

and / or

the instrument

is identified
as purchased credit

impaired (PCI). An

instrument is PCI if

it has been purchased

at a deep discount to its carrying

amount
following a

risk

event

of

the

issuer

or

originated with

a

defaulted counterparty.

Once

a

financial asset

is

classified as
defaulted /

credit impaired

(except PCI),

it

is

reported as

a

stage 3 instrument

and

remains as

such

unless all

past

due
amounts

have

been

rectified,

additional

payments

have

been

made

on

time,

the

position

is

not

classified

as

credit-
restructured, and there is general

evidence of credit recovery. A three-month

probation period is applied before

a transfer
back to stages

1 or 2 can be

triggered. However,

most instruments

remain in stage

3 for a longer

period of time.
▲
Forbearance (credit restructuring)
Audited |
If payment default is imminent

or default has already

occurred, concessions to

borrowers in financial difficulties

may be
granted that would otherwise not be considered in the normal course of business, such as offering preferential interest rates, extending

maturity,

modifying

the

schedule

of

repayments,

debt / equity

swap,

subordination,

etc.

When

a

forbearance
measure takes

place, each case

is considered

individually, and

the exposure

is generally

classified as

defaulted. Forbearance
classification

remains

until

the

loan

is

repaid

or

written

off,

non-preferential

conditions

are

granted

that

supersede

the
preferential conditions

or the

counterparty

has recovered,

and the

preferential conditions

no

longer exceed

UBS AG’s risk
tolerance.
Contractual

adjustments

when

there

is

no

evidence

of

imminent

payment

default,

or

where

changes

to

terms

and
conditions are within UBS AG’s

usual risk tolerance, are not considered to be forborne.
▲

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

71
Loss history statistics
An

instrument

is

classified

as

credit

impaired

if

the

counterparty

has

defaulted.

This

also

includes

credit-impaired
exposures for which

no loss has

occurred or for

which no allowance

has been recognized

(e.g. UBS AG expect

s

to fully
recover the exposures via collateral

held).

Coverage ratios are

calculated for

the core loan

portfolio by taking

ECL allowances

and provisions divided

by the

gross
carrying amount

of the

exposures. Core

loan exposure

is defined

as the

sum of

Loans and

advances to

customers and
Loans to financial advisors.

The

total

combined

on-

and

off-balance

sheet

coverage

ratio

was

37 basis

points

as

of

31 December

2024,

15 basis
points higher

than the

ratio as

of 31 December

2023. The

combined stage 1

and 2

ratio of

10 basis points

was unchanged
compared with the ratio as of 31 December 2023; the stage 3 ratio was 31%, 9 percentage points higher than the ratio as of 31 December 2023.
›
Refer to “Note 10 Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement” and
“Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more
information about ECL measurement and the calculation

of the coverage ratio
›
Refer to “Note 14 Other assets”

in the “Consolidated financial statements” section

of this report for more details
›
Refer to the “UBS AG consolidated performance”

section of this report for more information about credit loss expense

/ release

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

72
Loss history statistics
USD m, except where indicated 31.12.24 31.12.23 31.12.22
Banking products, core exposure and off-balance sheet, gross
1
879,853 562,095 509,024
of which: amounts due from banks and loans and advances to customers, gross 608,330 434,780 402,801
Credit-impaired exposure, gross (stage 3) 7,492 2,966 2,455
of which: credit-impaired amounts due from banks and loans

and advances to customers (stage 3)
7,120 2,586 2,012
Non-performing amounts due from banks and loans and

advances to customers

6,044 2,793 2,333
ECL allowances and provisions for credit losses
2
3,527 1,244 1,091
of which: core loan exposure (all stages) 3,203 1,172 1,043
of which: amounts due from banks and loans and advances to customers

(all stages)
2,872 942 789
of which: amounts due from banks and loans and advances to customers

(stage 3)
2,266 377 474
Write-offs (stage 3) 380 77 95
of which: write-offs for amounts due from banks and loans

and advances to customers
361 62 74
Credit loss expense / (release)
3
544 143 29
Ratios
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
4 1.2 0.6 0.5
Non-performing lending assets as a percentage of total lending assets, gross (%)
4 1.0 0.6 0.6
ECL allowances for lending assets as a percentage of total lending assets, gross (%)
4 0.5 0.2 0.2
Write-offs as a percentage of average gross lending assets outstanding during the period (%)
4 0.1 0.0 0.0
1 Includes amounts due from

banks, core loan

exposure (Loans and advances

to customers and Loans

to financial advisors) and off

balance sheet items defined

as guarantees and loan

commitments.

2 Includes
provisions for ECL of guarantees and

loan commitments

and allowances for securities financing

transactions.

3 Includes credit loss expense /

(release) for other financial assets at

amortized cost, guarantees, loan
commitments, and securities financing transactions.

4 Lending assets include amounts due from banks and loans and advances to customers.
Market risk
Audited |
Main sources of market risk
Market risks arise from both trading and non-trading

business activities.
–
Trading market risks arise

primarily in the Investment

Bank, Non-core and Legacy

and, to a lesser

extent, Global Wealth
Management. In the Investment Bank these risks are mainly connected with primary debt and equity underwriting, as well as securities

and derivatives trading for

market-making and client facilitation.

In Non-core and

Legacy,

market risks
arise mainly from structured trades, portfolios

of loans and securitized products, and

both complex and simple credit,
interest rate

and equity

derivative transactions.

A limited

contribution to

market risk

in Global

Wealth Management
comes from municipal securities and taxable fixed-income securities.
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

market risks.

Non-trading market

risks not included

in VaR

are covered

in the risks

controlled
by the Market and Treasury Risk Control functions.
–
Our primary portfolio measures of market risk are liquidity-adjusted stress loss and VaR. Both are subject to limits that
are approved

by the

Board of

Directors (the

BoD). Market

risk measurement

for certain

legacy Credit

Suisse components
can

differ

from

UBS AG

excluding

the

aforementioned

legacy

Credit

Suisse

components,

as

set

out

below.

These
positions continue to be managed

on legacy Credit Suisse infrastructure

until full migration of these positions

to UBS
infrastructure or the liquidation of the positions.
–
These measures are

complemented by

concentration and

granular limits for

general and specific

market risk factors.
Our trading businesses are subject

to multiple market risk limits, which

take into account the extent of

market liquidity
and volatility, business outlook and growth,

and, for our single-name exposures, issuer credit quality.
–
Trading

market

risks

are

managed

at

portfolio

level.

As

risk

factor

sensitivities

change

due

to

new

transactions,
transaction expiries or changes

in market levels, risk

factors are dynamically

rehedged to remain

within limits. We

do
not generally seek to distinguish in the trading portfolio between specific positions and associated hedges.
–
Issuer

risk

for

credit

products

is

controlled

by

limits

applied

at

the

business

division

level

based

on

jump-to-zero
measures, which estimate maximum default exposure (the

default event loss assuming zero recovery).
–
Non-trading

foreign

exchange

risks

are

managed

under

market

risk

limits,

with

the

exception

of

Group

Treasury
management of consolidated capital activity.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

73
Our CRO Treasury function applies a holistic risk framework, setting the appetite for treasury-related risk-taking activities across UBS AG. Key elements of the framework include an overarching regulatory (interest rate risk in the banking book
(IRRBB)) delta economic value of

equity (EVE) target, set by the

BoD. Limits are also set by

the BoD to balance the effect
of foreign exchange movements on our common equity tier 1 (CET1) capital and CET1 capital ratio. Non-trading interest rate and

foreign exchange

risks are

included in

firm-wide statistical

and stress-testing

metrics, which

flow into

our risk
appetite framework.
Equity

and

debt

investments

are

subject

to

a

range

of

risk

controls,

including

preapproval

of

new

investments

for
commercial purposes by business

management and Risk Control

and regular monitoring and

reporting by Group Finance.
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

our

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

We

apply

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
›
Refer to “Stress testing” in this section for more information about our stress-testing framework
Value-at-risk
VaR definition
Audited |
VaR

is a

statistical

measure

of market

risk, quantifying

the potential

market risk

losses over

a

set time

horizon
(holding period) at an established level of confidence. VaR assumes no change in UBS AG’s trading positions over the set
time horizon.
We calculate VaR daily.

The profit or loss

distribution from which VaR

is estimated is

derived from our internally

developed
VaR model,

which simulates

returns over

the holding

period for

risk factors

our trading

positions are

sensitive to,

and
subsequently

quantifies the profit / loss effect

of these risk

factor returns on

our trading positions. Systematic

commodity,
credit,

equity,

foreign

exchange

rate

and

interest

rate

risk

factor

returns

are

based

on

a

pure

historical

simulation
approach.

An

unweighted

five-year

look-back

window

is

used

for

UBS AG

excluding

certain

legacy

Credit

Suisse
components and an exponentially weighted two-year window for the aforementioned legacy Credit Suisse components.
Modeling idiosyncratic

and specific

risks for

equity and

credit risk

factors using

historical simulation

is challenging,

due
to the

limited availability

of continuous

good-quality historical

data. Wherever

possible, historical

simulation to

model-
specific risk is used for

the legacy Credit Suisse components;

however, both traded market risk portfolios rely upon

factor
models to

distinguish systematic and

idiosyncratic returns. For

UBS AG excluding

certain legacy Credit

Suisse components,
idiosyncratic returns are simulated through a

Monte Carlo model, aggregating the sum

of systematic and residual returns
in such a

way that

systematic and

residual risk

are consistently

captured. For

the legacy

Credit Suisse

components, the
available distribution

of idiosyncratic

returns is

used to

determine an

extreme scenario

for a

given risk

factor’s specific
risk;

the

resultant

VaR

and

extreme

scenario

loss

for

a

given

risk

factor

are

aggregated

using

a

zero-correlation
assumption.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

74
For

both

UBS AG

excluding

certain

legacy

Credit

Suisse

components

and

the

aforementioned

legacy

Credit

Suisse
components,

VaR

models

are

used for

internal

management

purposes

and

for

determining

market

risk risk-weighted
assets

(RWA),

although

the

two

use

cases

consider

different

confidence

levels

and

time

horizons.

For

internal
management

purposes,

risk

limits

are

established

and

exposures

measured

using

VaR

at

a
95
%

confidence

level

for
UBS AG

excluding

certain

legacy

Credit

Suisse

components

and
98
%

for

the

aforementioned

legacy

Credit

Suisse
components,

with a 1-day holding period, aligned to the

way we consider the risks associated with our trading

activities.
The regulatory

measure of

market risk

used to

underpin the

market risk

capital requirements

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
We also

use stressed

VaR (SVaR)

for the

calculation of

market risk

RWA. SVaR

uses broadly

the same

methodology as
regulatory

VaR and

is calculated

using the

same

population,

holding

period (10-day)

and confidence

level (
99
%). For
SVaR, both for UBS AG excluding

certain legacy Credit Suisse

components and the aforementioned

legacy Credit Suisse
components, the

most significant

one-year period

of financial

stress from

a historical

dataset covering

the period

from
1 January 2007 to the present is identified.
▲
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the regulatory capital calculation under the advanced

internal ratings-based approach
Management VaR for the period
UBS AG excluding

certain legacy

Credit Suisse

components continued

to maintain

generally low

levels of management
VaR.

Average management

VaR

(1-day,

95% confidence

level) decreased

to USD 12m

from USD 15m

in 2024,

mainly
driven by the Investment Bank’s Global Markets business.
Average management VaR (1-day, 98% confidence level) of the legacy Credit

Suisse components was USD 12m in 2024,
driven by Non-core and Legacy positions.
Audited |

Management value-at-risk (1-day, 95% confidence level, 5 years of historical data) of the business divisions and Group
Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
For the year ended 31.12.24
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
0
10
6
1
2
Max.
12
24
16
9
14
Average
4
16
9
4
4
31.12.24
1
20
10
3
4
Total management VaR
5
23
12
11
Average (per business division and risk type)
Global Wealth Management
1
2
2
1
0
1
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
3
23
11
10
4
15
8
3
4
Non-core and Legacy
1
3
1
1
0
1
1
0
0
Group Items
3
12
5
6
1
4
3
1
0
Diversification effect
3,4
(6)
(8)
(1)
(5)
(4)
(1)
0
For the year ended 31.12.23
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
3
9
3
1
1
Max.
19
21
19
10
10
Average
9
12
6
2
3
31.12.23
11
18
7
2
3
Total management VaR
7
25
15
19
Average (per business division and risk type)
Global Wealth Management
1
2
1
2
0
1
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
5
23
14
18
9
12
5
2
3
Non-core and Legacy
1
2
1
1
0
1
1
0
0
Group Items
3
6
4
4
1
3
3
1
0
Diversification effect
3,4
(6)
(6)
(1)
(4)
(4)
(1)
0
1 The legacy

Credit Suisse components

not included in the

UBS AG management

VaR predominantly

reflect the portfolio in

Non-core and Legacy.

These positions continue

to be managed on

legacy Credit Suisse
infrastructure based on legacy Credit Suisse management VaR methodology until full migration of these positions to UBS infrastructure or the liquidation of the positions. This process is ongoing, and the management
VaR of the legacy Credit Suisse components is

expected to continue decreasing over time.

2 Statistics at individual levels may not be

summed to deduce the corresponding aggregate figures. The minima and maxima for each level

may occur on

different days, and,

likewise, the

VaR for

each business line

or risk type,

being driven by

the extreme loss

tail of the

corresponding distribution of

simulated profits and

losses for that
business line or risk type,

may well be driven by different

days in the historical time series,

rendering invalid the simple

summation of figures to arrive at

the aggregate total.

3 The difference between the

sum of
the standalone VaR

for the business

divisions and Group

Items and the

total VaR.

4 As the

minima and maxima for

different business divisions

and Group Items

occur on different

days, it is

not meaningful to
calculate a portfolio diversification effect.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

75

Management value-at-risk (1-day, 98% confidence level, 2 years of historical data) of certain legacy Credit

Suisse
components of the business divisions and Group Items, by general market risk type
1,2
For the year ended 31.12.24
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
1
2
4
0
0
Max.
13
12
14
5
1
Average
5
6
9
1
0
31.12.24
1
2
4
1
0
Total management VaR
5
21
12
5
Average (per business division and risk type)
Global Wealth Management
1
3
2
1
1
0
1
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
1
11
3
1
2
1
1
0
0
Non-core and Legacy
4
16
10
4
4
4
9
1
0
Group Items
0
0
0
0
0
0
0
0
0
Diversification effect
3,4
(3)
(1)
(2)
1
(2)
0
0
1 The legacy

Credit Suisse components

not included in the

UBS AG management

VaR predominantly

reflect the portfolio in

Non-core and Legacy.

These positions continue

to be managed on

legacy Credit Suisse
infrastructure based on legacy Credit Suisse management VaR methodology until full migration of these positions to UBS infrastructure or the liquidation of the positions. This process is ongoing, and the management
VaR of the legacy Credit Suisse components is

expected to continue decreasing over time.

2 Statistics at individual levels may not be

summed to deduce the corresponding aggregate figures. The minima and maxima for each level

may occur on

different days, and,

likewise, the

VaR for

each business line

or risk type,

being driven by

the extreme loss

tail of the

corresponding distribution of

simulated profits and

losses for that
business line or risk type,

may well be driven by different

days in the historical time series,

rendering invalid the simple

summation of figures to arrive at

the aggregate total.

3 The difference between

the sum of
the standalone VaR

for the business

divisions and Group

Items and the

total VaR.

4 As the

minima and maxima for

different business divisions

and Group Items

occur on different

days, it is

not meaningful to
calculate a portfolio diversification effect.
▲
VaR limitations
Audited |
Actual realized market risk losses may differ

from those implied by VaR

for a variety of reasons.
–
VaR is calibrated to a specified level of confidence and

may not indicate potential losses beyond this confidence

level.
–
The 1-day time horizon used

for VaR for internal management

purposes (a 10-day horizon for regulatory

VaR) may not
fully capture market risk of positions that cannot be closed out or hedged within the specified period.
–
In

some

cases,

VaR

calculations

approximate

the

effect

of

changes

in

risk

factors

on

the

values

of

positions

and
portfolios.

–
Effects

of

extreme

market

movements

are

subject

to

estimation

errors,

which

may

result

from

non-linear

risk
sensitivities,

and

the

potential

for

actual

volatility

and

correlation

levels

to

differ

from

assumptions

implicit

in

VaR
calculations.
–
The choice of a

longer historical window means

sudden increases in market

volatility will tend not

to increase VaR as
quickly as

the use

of shorter

historical observation

periods, but

such increases

will affect

VaR for

a longer

period of
time. Similarly, after periods

of increased volatility, as markets

stabilize, VaR predictions will remain

more conservative
for a period of time, influenced by the length of the historical observation period.

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
We recognize

that no

single measure

can encompass

all

risks associated

with a

position or

portfolio. We

use a

set of
metrics

with

both

overlapping

and

complementary

characteristics

to

create

a

holistic

framework

that

aims

to

ensure
material completeness of risk

identification and measurement. As

a statistical aggregate

risk measure, VaR supplements
our comprehensive stress-testing framework.
We also have a framework to identify and quantify potential

risks not fully captured by our VaR model and refer

to such
risks as risks not in VaR. The framework underpins these potential risks with additional regulatory capital.
▲
Backtesting of VaR
VaR backtesting is a performance measurement

process in which a 1-day VaR prediction is compared with the realized 1-
day profit or loss. We compute

backtesting VaR using a 99%

confidence level

and 1-day holding period

for the regulatory
VaR population.

Since 99%

VaR is defined

as a risk

measure that

operates on

the lower

tail of

the profit or

loss distribution,
99% backtesting

VaR is a negative

number. Backtesting

revenues exclude

non-trading revenues,

such as

valuation

reserves,
fees

and

commissions, and

revenues from

intraday trading,

so

as

to

provide

a

like-for-like comparison.

A

backtesting
exception occurs

when backtesting

revenues are lower

than the previous

day’s backtesting

VaR.

Annual Report 2024 |
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

in the look

-back window

could lead

to a

higher (or lower)

number of

exceptions. Therefore,

Group-
level backtesting exceptions

are investigated, as are

exceptional positive backtesting

revenues, with the

results reported
to senior business management and regulators.
UBS AG excluding

certain legacy

Credit Suisse

components had

no new

negative backtesting

exceptions in

2024. The
number of

negative backtesting

exceptions

within the

most recent

250-business-day

window remained

at zero

at the
end of 2024.
For

legacy

Credit

Suisse

components,

the

number

of

negative

backtesting

exceptions

within

the

most

recent

250-
business-day window was three at the end of 2024.
As the number

of negative

backtesting exceptions

for both UBS

AG excluding certain

legacy Credit Suisse

components
and

the

aforementioned

legacy

Credit

Suisse

components

was

below

five,

the

Swiss

Financial

Market

Supervisory
Authority

(FINMA)

VaR

multiplier

derived

from

negative

backtesting

exceptions

for

market

risk

RWA

was

unchanged
compared with 2023, at 3.0.
VaR model confirmation
In addition

to the

for-regulatory-purposes

backtesting described

above, we

conduct extended

backtesting for

internal
model confirmation purposes. This includes

observing model performance across the entire profit or loss distribution (not
just the tails) and at multiple levels within the business

division hierarchies.
›
Refer to “Risk measurement” in this section for

more information about our approach to model confirmation

procedures

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

77
VaR model developments in 2024
Audited |
In January 2024 we made two material VaR model changes to the VaR model of UBS AG excluding certain legacy
Credit

Suisse

components:

(i) the

integration

of

time

decay

into

regulatory

VaR

and

stressed

VaR

for

derivatives

with
optionality

and

(ii) an

improvement

in

the

profit

or

loss

representation

of

derivatives

with

multiple

underlyings.

As
reported in the UBS AG first quarter 2024 report

,

the two changes resulted in a significant increase

in market risk RWA.

In the

second quarter

of 2024,

certain components

of the

legacy Credit

Suisse VaR

model were

upgraded: (i) the

full-
revaluation

framework

was

extended

to

include

interest

rate

and

interest

rate

volatility

risk

factors;

(ii) empirical
correlations in the aggregation of specific risk

for the price risk of fund-linked products were added;

and (iii) a two-factor
regression model for traded loans was introduced. These changes did not have a material impact on market risk RWA.
▲
Market-risk-related regulatory capital developments
The Basel

Committee on

Banking Supervision

(the BCBS)

final Basel III

standards on

the minimum

capital requirements
for market risk, known

as the Fundamental Review

of the Trading Book (the FRTB),

entered into force on 1 January 2025.
FINMA issued implementing

ordinances to

support these

changes. These ordinances

are effective

from 1 January

2025
and

provide

technical

details

for

the

revised

Capital

Adequacy

Ordinance,

ensuring

alignment

with

international
standards. Key elements of the revised market risk framework include:

(i) changes to the internal model-based approach,
including

changes

to

the

model

approval

and

performance

measurement

process;

(ii) changes

to

the

standardized
approach with the aim

of providing a credible

fallback method for an

internal model-based approach; and

(iii) a revised
boundary between the trading book and the banking book.
As part

of going

live with

the FRTB, UBS AG

has adopted

the standardized approach

for all

FINMA-regulated legal entities.
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

Derivative financial

instruments, including

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

UBS AG’s
modeled interest rate

duration assigned to

equity, goodwill and

real estate. This

makes the netting

of interest rate

risks
across

different

sources

possible,

while

leaving

the

originating

businesses

with

commercial

margin

and

volume
management. The residual

interest rate risk

is mainly

hedged with interest

rate swaps, to

the vast majority

of which hedge
accounting is applied. Short-term

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
–
EVE sensitivity

to yield

curve moves

is calculated

as changes

in the

present value

of future

cash flows

irrespective of
accounting treatment.

These yield curve

moves are also

the key

risk factors for

statistical and stress-based

measures,
e.g. VaR and stress scenarios, as well as the

regulatory interest rate scenarios. These are

measured and reported daily.
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
The

Asset

and Liability

Committee

(the

ALCO)

of UBS

AG

and, where

relevant,

ALCOs at

a

legal

entity

level perform
independent oversight over the management of IRRBB,

which is also subject to Internal Audit and model governance.
›
Refer to “Internal Audit” in the “Corporate

governance” section of this report and to “Risk

measurement” in this section for more
information

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

78
Key modeling assumptions
The cash

flows from

customer deposits

and lending

products used

in calculation

of EVE

sensitivity exclude

commercial
margins and

other spread

components, are

aggregated

by daily

time buckets

and are

discounted using

risk-free

rates.
UBS AG’s external issuances are

discounted using its senior

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

Where hedged items are accrual accounted, we
aim to minimize accounting asymmetries by applying hedge

accounting to reflect the economic hedge relationship.
In a rising

rate scenario, we

would have an

initial decrease in

shareholders’ equity as

a result of

fair value losses

on our
derivatives recognized

in OCI,

while we would

expect higher

NII over time

as rates increase.

The effect

on CET1 capital
would be much lower, as gains and losses on interest

rate swaps designated as cash flow hedges are

not recognized for
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
Audited

|

The

EVE

sensitivity

in

UBS AG’s

banking

book

to

a

+1-basis-point

parallel

shift

in

yield

curves

was

negative
USD
37.1
m as of 31

December 2024, compared

with negative USD
28.1
m as of 31

December 2023. This

excluded the
sensitivity of

USD
5.6
m from

AT1

capital instruments

(as per

specific FINMA

requirements)

in contrast

to general

BCBS
guidance. The

exposure in

the banking

book of

UBS AG increased

in 2024,

driven by

net interest

income stabilization
initiatives and the merger of UBS AG and Credit Suisse

AG on 31 May 2024.
The majority of UBS AG’s IRRBB is a reflection of

the net asset duration that it ran to offset our

modeled sensitivity of net
USD
29.4
m (31 December 2023:

USD
22.4
m) assigned to

our equity, goodwill and real

estate, with the

aim of generating
a

stable

NII contribution.

Of

this,

USD
17.1
m

and

USD
10.6
m

were

attributable

to the

US

dollar

and

the

Swiss

franc
portfolios, respectively,

(31 December 2023: USD
15.8
m and USD
5.6
m, respectively).
In addition to

the aforementioned sensitivity, UBS AG calculates

the six interest

rate shock scenarios prescribed

by FINMA.
The

“Parallel

up” scenario,

assuming

all positions

were

measured

at

fair

value,

was the

most severe

and would

have
resulted

in

a

change

in

EVE

of

negative

USD
6.7
bn,

or
7.4
%,

of

our

tier 1

capital

(31 December

2023:

negative
USD
5.3
bn, or
9.3
%), which is well

below the
15
% threshold as

per the BCBS

supervisory outlier test

for high levels

of
IRRBB.
The immediate effect on UBS AG’s tier 1 capital in the “Parallel up” scenario as of 31 December 2024 would have been
a decrease of approximately USD
0.9
bn, or
1.0
% (31 December 2023: USD
0.5
bn, or
0.9
%), reflecting the fact that the
vast majority of UBS AG’s banking book is accrual accounted or subject to hedge accounting. The “Parallel up” scenario would subsequently have a positive effect on NII, assuming

a constant balance sheet.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

79
As

the

overall

interest

rate

risk

sensitivity

shows

a

greater

impact

from

slower

asset

repricing

compared

with

faster
liabilities repricing, the “Parallel down”

scenario was the most beneficial and

would have resulted in a change

in EVE of
positive USD
7.2
bn (31 December

2023: positive

USD
5.4
bn) and

a small

positive immediate

effect on

UBS AG‘s tier 1
capital.
Net interest income sensitivity
The main NII

sensitivity in the

banking book resides

in Global Wealth

Management and Personal

& Corporate

Banking.
UBS AG assigns a target duration to its investment of equity portfolio, and Group Treasury actively manages the residual
IRRBB. This

sensitivity is

assessed using

a number

of scenarios

assuming parallel

and non-parallel

shifts in

yield curves,
with various degrees of severity,

and UBS AG has set and monitors thresholds for the NII sensitivity to immediate parallel shocks of –200 and +200 basis points under the assumption of no change to balance sheet size and product mix, stable
foreign exchange rates, and no specific management

action.
▲
›
Refer to the “UBS AG consolidated performance”

section of this report for more information about sensitivity to interest rate
movements
Audited |

Interest rate risk – banking book
31.12.24
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp
(10.5)
(1.3)
(0.3)
(24.6)
(0.5)
(37.1)
5.6
(31.6)
Parallel up
2
(1,510.7)
(251.8)
(64.4)
(4,747.8)
(96.2)
(6,670.9)
1,009.9
(5,661.1)
Parallel down
2
1,644.9
280.0
74.0
5,054.3
101.7
7,154.8
(1,183.4)
5,971.4
Steepener
3
(748.7)
(4.0)
(10.6)
(1,253.2)
(9.2)
(2,025.8)
167.6
(1,858.2)
Flattener
4
463.5
(37.8)
(2.2)
161.3
(11.0)
573.7
63.6
637.4
Short-term up
5
(150.2)
(112.6)
(24.0)
(1,815.4)
(46.8)
(2,148.9)
490.6
(1,658.3)
Short-term down
6
133.4
112.5
24.7
1,926.2
47.4
2,244.2
(510.8)
1,733.4
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
UBS AG is

exposed to

changes in

its own

credit reflected

in the

valuation of

financial liabilities

designated at

fair value
when UBS AG’s

own credit

risk would

be considered

by market

participants, except

for fully

collateralized liabilities

or
other obligations for which it is established market practice to not include an own-credit component.
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of this report for more information about own credit
Structural foreign exchange risk
Upon consolidation,

assets and

liabilities held

in foreign

operations are

translated into

US dollars

at the

closing foreign
exchange rate on the

balance sheet date. Value changes (in

US dollars) of non-US-dollar assets

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
›
Refer to “Note 11 Derivative instruments”

in the “Consolidated financial statements” section

of this report for more information
about our hedges of net investments in foreign operations

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

80
Equity investments and investment fund units
Audited |
UBS AG

makes

direct

investments

in

a

variety

of

entities

and

buys

equity

holdings

in

both

listed

and

unlisted
companies,

with

the

aim

of

supporting

its

business

activities

and

delivering

strategic

value

to

the

firm.

This

includes
investments in

exchange and

clearing house

memberships, as

well as

minority investments

in early-stage

fintechs and
technology companies

via UBS

Next. UBS AG

may also

make investments

in funds

that it

manages in

order to

fund or
seed them at

inception or to

demonstrate that UBS

AG’s interests align

with those of

investors. UBS AG also

buys, and
is sometimes required

by agreement

or regulation

to buy,

securities and

units from

investment vehicles

that it ha

s

sold
to clients.
The

fair

value

of

equity

investments

tends

to

be

influenced

by

factors

specific

to

the

individual

investments.

Equity
investments are generally intended

to be held for the

medium or long term

and may be subject

to lock-up agreements.
For these reasons, UBS AG

generally does not control

these exposures by using

market risk measures applied

to trading
activities. However,

such equity

investments are

subject to

a different

range of

controls, including

preapproval

of new
investments for commercial purposes by business management and Risk Control, portfolio and concentration limits, and regular monitoring

and reporting

to senior

management. They

are also

included in

the firm-wide

statistical and

stress-
testing metrics, which flow into the risk appetite framework.
As of 31 December 2024, UBS AG held equity investments and investment fund units totaling USD
6.5
bn (31 December
2023: USD
2.9
bn), of

which USD
4.2
bn (31 December

2023: USD
1.9
bn) was

classified as

Financial assets

at fair

value
not held for trading and USD
2.3
bn (31 December 2023: USD
1.0
bn) as Investments in associates.
▲
›
Refer to “Note 21 Fair value measurement” and “Note 28

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

2024

can

broadly

be

categorized

as

money

market

instruments

and

debt

securities

primarily

held

for
statutory,

regulatory or liquidity reasons.
The risk control framework applied to debt instruments classified as Financial assets measured at fair value through other
comprehensive income depends on

the nature

of the

instruments and the

purpose for which

we hold

them. UBS AG’s
exposures

may be

included

in market

risk limits

or be

subject

to specific

monitoring

and interest

rate sensitivity

analysis.

They
are also included

in the firm-wide

statistical

and stress-testing

metrics, which

flow into our

risk appetite

framework.

Debt instruments

classified

as Financial

assets

measured

at fair

value through

other

comprehensive

income

had a

fair
value of USD
2.2
bn as of 31 December 2024 (31 December 2023: USD
2.2
bn).
▲
›
Refer to “Note 21 Fair value measurement” in the “Consolidated

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

Annual Report 2024 |
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

risk) or

through
events that

may affect

a country’s

standing, such

as adverse

shocks affecting

political stability

or institutional

and / or
legal frameworks.
UBS AG

assigns

a

country

rating

to

each

country,

which

reflects

its

view

of

a

country’s

creditworthiness

and

of

the
probability

of

a

country

risk

event

occurring.

Country

ratings

are

mapped

to

statistically

derived

default

probabilities,
described under

“Probability

of default”

in this

section.

UBS AG

uses this

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

(i.e.
maximum aggregate exposure) applies to exposures to counterparties or issuers of securities and financial investments in the

given

foreign

country.

UBS AG

may

limit

the

extension

of

credit,

transactions

in

traded

products

or

positions

in
securities based on a country risk ceiling even if its exposure to a counterparty is otherwise acceptable.
UBS AG’s country risk framework differs across the firm, and alignment of approaches is part of the ongoing integration of Credit Suisse.
For internal

measurement and

control of

country risk,

UBS AG also

considers

the financial

effect of

market disruptions
arising prior to, during

and after a

country crisis. These may

take the form of

a severe deterioration in a

country’s debt,
equity

or

other

asset

markets,

or

a

sharp

depreciation

of

its

currency.

UBS AG

uses

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
Country risk exposure
Country risk exposure measure
The presentation

of country risk

follows UBS AG’s internal

risk view,

where the

basis for measuring

exposures depends
on the product category in which the

exposures are classified. In addition

to the classification of exposures

into banking
products and

traded products,

covered in

“Credit risk

profile of

UBS AG” in

this section,

for UBS AG

excluding certain
legacy Credit Suisse components the trading

inventory is also shown. Issuer

risk on securities (such as

bonds and equities)
and risk relating to underlying reference assets for derivative positions are classified under trading inventory. The trading
inventory is

managed on

a net

basis, and

the value

of long

positions is

netted against

that of

short positions

with the
same underlying issuer.

Net exposures are floored at zero per issuer.

As a result, potentially offsetting benefits of certain
hedges and short positions across issuers are

not recognized.
UBS AG does not recognize any expected recovery values when reporting country exposures as exposure before hedges, except for risk-reducing effects of master netting agreements and collateral held in either cash or portfolios of diversified
marketable

securities,

which

are

deducted

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
In the case

of derivatives,

UBS AG shows

the counterparty’s

risk potential

exposure against

the counterparty’s

country
of risk (presented

within traded

products). In

addition, risk

associated with

an instantaneous

fall in value

of underlying
reference assets

to zero (assuming

no recovery) is

shown against

the country of

risk of the issuer

of the reference

asset
(presented

within

the

trading

inventory

for

UBS AG

excluding

certain

legacy

Credit

Suisse

components

only).

This
approach

enables

UBS AG

to

capture

both

counterparty

and,

where

applicable,

issuer

elements

of

risk

arising

from
derivatives and

applies comprehensively

for all

derivatives,

including single

-name credit

default swaps

and other

credit
derivatives.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

82
Top 20 country risk exposures
The

table

below

shows

UBS AG’s

20

largest

country

exposures

by

product

type,

excluding

its

home

country,

as

of
31 December 2024 compared with 31 December

2023.
Compared with

2023, UBS AG’s

net exposure

generally increased

due to the

merger of

UBS AG and Credit

Suisse AG.
The list of

UBS AG’s top

20 countries

remained broadly

unchanged, with

two new

entries (Belgium

and Ireland)

at the
bottom of

the

list, with

the

exposure

to each

of those

two

not exceeding

USD 2.0bn.

Based

on the

sovereign

rating
categories, as of 31 December 2024, 85%

of UBS AG’s emerging market country exposure was rated investment grade, compared with 88% as of 31 December 2023.
Israel and Middle East
As

of

31 December

2024,

UBS AG’s

direct

country

risk

exposure

to

Israel

was

USD 284m,

mainly

from

lending

and
collateralized

over-the-counter

derivatives

exposure

within

the

Investment

Bank,

and

its

direct

exposure

to

Gulf
Cooperation Council countries was USD 4.0bn.

As of 31 December 2024,

UBS AG’s direct exposure to Egypt,

Jordan and
Lebanon was limited,

and there was no direct exposure

to Iran, Iraq or Syria.
Russia
UBS AG’s

direct

country

risk

exposure

to

Russia

contributed

USD 365m

to

its

total

emerging

market

exposure

of
USD 27.2bn as of

31 December 2024.

This included

cash account

balances, loans and

trade finance exposures

in Non-
core and Legacy

and Personal &

Corporate Banking.

UBS AG had no

material direct

country risk exposure

to Belarus or
to Ukraine as

of 31 December

2024. Potential second

-order impacts,

such as European

energy security,

continue to be
monitored.
Top

20 country risk net exposures, by product type
USD m Total
Banking products
(loans, guarantees, loan

commitments)
Traded products
(counterparty risk from derivatives
and securities financing)
after master netting agreements
and net of collateral
Trading inventory
(securities and potential
benefits / remaining
exposure from derivatives)
Net of hedges
1
Net of hedges
1
Net of hedges Net long per issuer
31.12.24 31.12.23 31.12.24 31.12.23 31.12.24 31.12.23 31.12.24
2
31.12.23
United States 228,353 165,639 156,763 104,845 28,847 27,463 42,744 33,331
United Kingdom 35,637 40,836 15,644 22,248 18,112 16,922 1,880 1,666
Germany 30,205 20,864 15,247 7,212 7,162 7,533 7,796 6,118
Japan 25,819 18,328 20,131 13,300 4,757 4,457 931 571
Australia 16,920 8,446 6,357 1,964 8,404 4,443 2,158 2,038
France 14,729 9,125 2,007 1,466 4,936 3,206 7,786 4,453
Singapore 12,260 10,310 3,568 2,122 3,565 3,362 5,127 4,827
Canada 8,516 8,722 835 550 2,839 2,741 4,843 5,431
Luxembourg 7,649 3,947 6,360 3,212 1,191 566 99 169
Netherlands 5,446 3,804 1,830 812 2,572 2,051 1,044 941
China 4,910 4,993 1,661 1,015 1,278 835 1,971 3,144
South Korea 4,368 4,312 602 437 666 647 3,100 3,228
Hong Kong SAR 3,792 2,776 1,490 884 1,190 885 1,111 1,007
Italy 3,355 1,459 1,542 751 909 470 904 238
Sweden 3,334 3,259 413 225 1,479 1,545 1,442 1,490
Spain 2,099 1,316 937 669 661 321 502 325
Norway 1,809 2,114 70 58 440 530 1,299 1,526
Belgium 1,742 610 614 128 421 229 706 253
Finland 1,713 1,185 76 44 303 341 1,335 800
Ireland 1,673 577 1,146 176 475 332 53 69
Total top 20
3
414,329 312,622 237,293 162,118 90,207 78,879 86,831 71,625
1 Before deduction of IFRS 9 ECL allowances and provisions.

2 Trading inventory exposures are for

UBS AG excluding legacy Credit Suisse components only.

3 Excluding Switzerland, supranationals, global funds
and legacy Credit Suisse shipping finance exposures.

Emerging markets¹ net exposure², by internal UBS country rating category
USD m 31.12.24 31.12.23
Investment grade 23,025 19,328
Sub-investment grade 4,155 2,697
Total 27,180 22,025
1 UBS AG classifies countries as emerging markets

based on per capita GDP,

historical real GDP growth, alignment with

international institutions (such as the BIS,

the World Bank, the IMF and

the MSCI) and other
factors.

2 Net of credit hedges (for banking products and for traded products); net long per issuer (for trading inventory) for

UBS AG excluding legacy Credit Suisse components only. Before deduction of IFRS

9 ECL
allowances and provisions.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

83
Non-financial risk
Compliance risk, financial crime

risk and operational risk

are independently overseen by

Group Compliance, Regulatory &
Governance (GCRG) and are covered

in this section. Legal risk is overseen by

Group Legal. Reputational risk

is managed
by the business divisions and Group functions and

overseen by control functions.
›
Refer to “Top and emerging risks” in this section for more information about legal risk
Compliance risk
Achieving fair

outcomes for

our clients,

upholding market

integrity and

cultivating

the highest

standards of

employee
conduct are of critical importance

to us. Therefore, we maintain a

conduct risk framework across

our activities, which is
designed to align

our standards and

conduct with these

objectives and to

retain momentum on

fostering a strong

culture.
Suitability risk,

product selection,

cross-divisional service

offerings, quality

of advice

and price

transparency continue

to
be areas of heightened focus for

the Group, UBS AG and for

the industry as a whole.

Cross-border risk (including the risk
of

unintended

permanent

establishment)

remains

an

area

of

regulatory

attention

for

global

financial

institutions,
including a focus on market access,

such as third-country market access into the European Economic Area. We maintain a series

of controls

designed to

address these

risks, and

we are

increasing the

number of

automated controls,

thereby
increasing overall control coverage.
Reputational risk, regulatory fragmentation related to environmental, social and governance topics, and the elevated risk of greenwashing arising from our service offering, disclosures and commitments remain key risks for 2025.
›
Refer to “Top and emerging risks” in this section for more information
Financial crime risk
Financial

crime,

including

money

laundering,

terrorist

financing,

sanctions

violations,

fraud,

bribery

and

corruption,
presents

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the

complexity

of

doing
business and heightened regulatory attention continues.
An

effective

financial

crime

prevention

program

therefore

remains

essential,

and

we

continue

to

focus

on

strategic
enhancements to

our

global anti-money-laundering,

know-your-client and

sanctions programs.

Money

laundering and
financial

fraud techniques

are becoming

increasingly

sophisticated,

and geopolitical

volatility

makes the

sanctions

landscape
more complex. The

extensive and

continuously evolving sanctions arising

from the

Russia–Ukraine war require

constant
attention to

manage circumvention

risks, while conflicts

in the Middle

East may further

increase terrorist-financing

risks.
›
Refer to “Top and emerging risks” in this section for more information
Operational risk
There is an

increased risk

of cyber-related

operational disruption

to business activities

at our locations

and / or those

of
third-party

suppliers

due

to

operating

a

more

complex

set

of

legal

entities

since

the

merger

of

UBS AG

and

Credit
Suisse AG

and

the

increasingly

dynamic

threat

environment,

which

is

intensified

by

current

geopolitical

factors

and
evidenced by continuing high volumes of, and the increasing sophistication of, cyberattacks against financial institutions
globally and on third-party service

providers.
We remain on

heightened alert to respond

to and mitigate elevated

cyber- and information-security

threats, and continue
to

invest

in

improving

our

technology

infrastructure

and

information-security

governance

to

improve

our

defense,
detection and

response capabilities

against attacks.

In addition,

we are

implementing a

global framework

designed to
drive enhancements

in operational

resilience across

all business

divisions and

relevant

jurisdictions, as

well as

working
with the third-party service providers

that are of critical

importance to our operations to

assess their operational resilience
against our standards.
The increasing

interest in

data-driven advisory

processes and

the use

of artificial

intelligence (AI)

and machine

learning
are opening

up new

questions

related to

the fairness

of AI

algorithms,

data life-cycle

management,

data ethics,

data
privacy and security, and records management.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

84
Legal entity integration, including

that of existing Credit Suisse

businesses, and the closing of

legacy businesses introduce
operational complexity

and the

risk that

businesses in wind-down

are not

effectively managed.

These risks

continue to
be carefully monitored in addition to the delivery of consolidated financial and regulatory reporting submissions.
›
Refer to “Top and emerging risks” in this section for more information
Non-financial risk framework
We follow a firm-wide non-financial risk framework that establishes requirements for identifying, controlling, managing, assessing and mitigating

compliance risk, financial

crime risk and

operational risk to

maintain the safety

and soundness
of the firm and to protect its financial position and reputation

.

The framework is built on the following pillars:
–
classifying

inherent risks

through

19

non-financial

risk taxonomies,

which

define

the

universe

of non-financial

risks
that can arise as a consequence of our business activities

and external factors;
–
performing

control

assurance

activities,

including

self-assessing

the

design

and

operating

effectiveness

of

controls,
first- and second-line-of-defense control reviews,

and independent control testing;
–
defining

the

non-financial

risk

appetite

(including

relevant

indicators

for

each

non-financial

risk

taxonomy)

and
assessing risk exposure against appetite;
–
assessing inherent

and residual risk

through risk

assessment processes and

determining whether additional

remediation
plans are required to address identified deficiencies;

and
– proactively and sustainably remediating identified control deficiencies.
Reputational risk is an integral part of the non-financial risk framework. It is one of the key impacts of non-financial risk, alongside regulatory and financial risks.
Divisional Presidents

are accountable

for the

effectiveness of

non-financial risk

management and

for the

robustness of
the front-to-back control

environment within their

business divisions, and

legal-entity-responsible executives are in

charge
of non-financial

risk management

within their

legal entities.

Group function

heads are

accountable for

supporting the
divisional Presidents and legal

-entity-responsible executives of

our legal entities in

the discharge of this

responsibility, by
confirming completeness

and effectiveness

of the control

environment and non-financial

risk management

within their
Group functions. Collectively,

divisional Presidents, central

Group function heads

and legal-entity-responsible executives
are in charge of implementing the non-financial risk framework

.
GCRG owns

the firm’s

non-financial risk

framework,

and it

is responsible

for providing

an independent

and objective
view of the adequacy

of non-financial risk management

across the firm and

ensuring that compliance risk,

financial crime
risk

and

operational

risk

are

understood,

owned

and

managed

in

accordance

with

our

risk

appetite.

Compliance

&
Operational

Risk

Control

(C&ORC)

business-

or

function-aligned

teams

are

embedded

within

the

GCRG

function,
reporting to the Chief Compliance and Governance Officer

,

who is a member of the Executive Board (the EB).
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
In 2024, we focused on finalizing the rollout of

the framework to the combined organization and ensuring adherence to the

framework

standards.

We

continue

to

improve

effectiveness

by

simplifying

and

automating

non-financial

risk
framework-related processes.
Reputational risk management
Our reputation

is ultimately

defined by

our ability

to adhere

to the

three

keys: our
Pillars, Principles

and Behaviors
. In
accordance with

our Code

of Conduct

and Ethics,

it is

the responsibility

of the

Board

of Directors

(the BoD)

and each
employee to refrain from any conduct

which may pose a risk to our reputation.
All employees are responsible for carefully evaluating

the reputational risks involved in all

business activities. Reputational
risk

is

considered

as

part

of

standard

risk

identification

and

assessment

processes

governed

by

relevant

frameworks
relating to new and existing clients, transactions, products and services. The business divisions and Group functions have primary responsibility for identifying,

assessing and managing reputational risk. The control functions are responsible for
providing independent oversight and challenge and must raise their concerns if they disagree with the assessment of the
business

divisions

or

Group

functions

of

any

reputational

risk.

For

instances

where

the

inherent

reputational

risk

is
determined

to

be

high,

these

cases

must

be

escalated

to

the

relevant

divisional

management

team

for

review

and
decision. At

the discretion

of those

teams, cases

may also

be presented

to the

EB for

further

evaluation and

decision
through the respective divisional President.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

85
Cybersecurity and information security
Risk management and strategy
Cybersecurity

and

information-security

(CIS)

risk

is

the

risk

that

a

malicious

internal or

external

act,

or

a

failure

of

IT
hardware or software, or human error may

have a material impact on

confidentiality, integrity,

or availability of UBS AG’s
data or information systems.
CIS

risk

is

a

key

operational

risk

facing

UBS,

and

we

devote

considerable

resources

to

establishing

and

maintaining
processes for

assessing, identifying

and managing

CIS risk

through our

global workforce

and cyber-operations

centers
around the world.
›
Refer to “Risk governance” in this section

for information about our risk governance

framework
Governance
In line

with our

overall non-financial

risk management

framework,

we take

a cross-functional

approach to

addressing
CIS risk, with

the Group Operations and

Technology Office (GOTO), business divisions, GCRG, Group Risk Control,

Group
Legal, and

Internal Audit

all playing key

roles. Our risk

control framework follows

the three-lines-of-defense model. GOTO
establishes the policies

and procedures designed to

safeguard our information systems

and the information

those systems
collect and

process.

The business

divisions, together

with GOTO,

are

then responsible

for implementing

those policies
and procedures as part of the first

line of defense. GCRG leads the second line of defense,

by convening and consulting
with additional

control

functions

to provide

independent

oversight, and

challenges

the first

line’s

CIS framework

and
implementation. As the third line

of defense, Internal Audit

conducts independent reviews and validates the

first-line and
second-line processes and functions.
The Cyber and Information Security Committee

(the CIS-C)

is the

primary decision-making

body with

oversight of

and
accountability for the Group-wide CIS program. The committee is jointly chaired by the Chief Operations

and Technology
Officer and the Chief

Compliance and Governance Officer. The Head

Internal Audit is a permanent

guest. The committee
meets on a monthly basis

and serves as a platform

for interaction across the

three lines of defense for

the identification
and effective governance of CIS strategy, risks and regulatory obligations.
The CIS-C governance structure is intended to
streamline decision-making and, where necessary, escalation to the BoD and the EB.
Following the merger of UBS AG and Credit Suisse AG on 31 May 2024, UBS established a unified governance structure
and

consolidated

CIS

leadership

under

a

single

Group

Chief

Information

Security

Officer

(Group

CISO)

function.

This
unified governance

ensures that

consistent and robust

security measures

are embedded

across the

entire organization.
Consequently,

the

role

of

the

Credit

Suisse

Chief

Information

Security

Officer

has

been

dissolved,

and

all

CIS
responsibilities are now managed centrally by the Group CISO.

We have raised the profile and highlighted the

role of our
regional CISOs

to better

position our

ability to

engage

with regulators

and other

key stakeholders.

All regional

CISOs
now report directly to the Group CISO.
›
Refer to “Cybersecurity governance” in

“Board of Directors” in the “Corporate governance”

section of this report for more
information
CIS program
Our CIS program

is led by

the Group

CISO, who

reports both

to the

Chief Operations

and Technology

Officer and

the
Chief Compliance and Governance Officer.

The CIS program is designed

to identify,

prevent, detect and respond

to CIS
events, with the goal of maintaining the integrity and availability of our technology infrastructure and the confidentiality
and

integrity

of

our

information.

Our

Group

CISO,

senior

management

within

GOTO

and

management

personnel
overseeing the CIS program all have substantial

relevant expertise in the areas

of cybersecurity and information security.
Our CIS program includes the following elements:
– Threat intelligence:

We systematically gather

threat information and

monitor threat alerts

from external sources.

Our
cyber-threat

intelligence

team

analyzes

such

information

and

uses

it

to

enhance

existing

defense

capabilities,

to
respond to identified

threats and to

adjust our

CIS strategy

where needed.

In 2024,

the team’s remit

was expanded
to include providing research, analysis and advice on CIS risks associated with emerging technologies,

including AI.

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

for cyberattacks and acting

as the primary

interface
for cybersecurity events.

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
–
Third-party risk: Vulnerabilities in the cyber-risk environment of third parties represent a particular threat to our CIS and our ability to maintain our business services. We follow a risk-based approach to assess and mitigate CIS risks related to third parties. Third-party services and processes are monitored and checked on an ongoing basis, with appropriate supervision from the CIS-C. This is a key component of our third-party risk management program, notwithstanding the challenges we face in imposing the same levels of protection to the systems and data of third parties that we rely on ourselves.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

86
–
Monitoring

and

testing:

Effective

incident

response

and

problem

management

processes

are

complemented

by
vulnerability assessments, penetration

and testing

engagements based

on specific

threat scenarios

that simulate

tactics,
techniques

and

procedures

that

might

be

used

against

our

systems,

as

mandated

by

our

policy

regulations.

This
includes testing by internal and external

red teams (simulating attacks by potential adversaries). Actual security-related
events are directly correlated with threat scenarios

to monitor and detect potential threats,

such as network-intrusion
and malware-driven events.

Our deployed

security measures are

designed with

the objective of

isolating and

containing
threats that are detected to allow for effective incident response and analysis.
CIS assessment framework
Our CIS

assessment framework

includes internal

and external

cybersecurity risk

assessments for

applications and

bank
processes alongside

a structured

risk assessment process

of third-party

service providers.

These processes

are designed,
along with our security capabilities, to support business

objectives and priorities.
We conduct

assessments to

evaluate and

test our

CIS program

and provide

guidance on

operating and

improving the
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

seek to enhance

our CIS controls

to meet developing

threats. We

have ongoing programs

that are
intended

to

increase

our

CIS

maturity

across

various

dimensions,

including

governance,

identification,

protection

and
detection, as well as cyberattack response and recovery,

and risk from third-party service providers.
We recognize

that we

will never

be able

to completely

eliminate the

risk of

a future

cyberattack, but,

by using

a risk-
based approach, we

work toward reducing

the likelihood of

a successful attack

and toward mitigation

of the potential
business impact of such an attack.
The BoD,

its Risk

Committee and

the EB

receive regular

presentations and

reports throughout

the year

from our

Chief
Operations and Technology Officer and our Group

CISO on internal and external CIS

developments, threats and risks. In
addition, on a quarterly basis, the BoD receives

reports on the performance of CIS risk appetite metrics, including metrics on vulnerabilities and third-party CIS

risks and incidents, and

is notified promptly if

a Board-level CIS risk limit

is breached.
The

Risk

Committee

of

the

BoD

and

the

EB

also

receive

regular

updates

on

CIS

strategy,

risks

and

alignment

with
regulatory requirements.
Operational resilience and incident response
Our business continuity and resilience framework is designed to limit the disruption CIS events cause to our business activities. In accordance with the firm’s cyber-incident response framework, the CIS-C, including the incident response team, tracks, documents, responds to and analyzes CIS threats and incidents, including those experienced by the firm’s third-party service providers that may impact the firm. Additionally, we maintain established procedures for responding to, and escalating, CIS and other system availability incidents. These are regularly practiced, including tabletop exercises up to and including the Group Crisis Task Force.
Our CIS and data confidentiality contingency plans include event playbooks and escalation procedures designed to support a structured assessment of potential incidents and timely escalation and reporting of incidents based on the assessed potential impact. Incidents assessed to have the potential to adversely affect our critical operations are subject to mandatory management notification. If assessed as potentially significant, cybersecurity and data incidents are managed under our crisis management framework, which provides pre-established cross-functional task forces to manage the incident, ensure appropriate and timely regulatory, market and client communications and robust oversight by management, with escalation frameworks to inform and ensure oversight by the EB and the BoD.
›
Refer to “Crisis management framework” in the

“Regulation and supervision” section of this

report for more information about
our crisis management framework
Non-financial risk capital measurement
The non-financial risk framework underpins the calculation of regulatory capital for operational risk, which enables us to quantify operational

risk and

define effective

risk-mitigating management

incentives as

part of

the related

operational
risk capital allocation approach to the business divisions.
In 2024, we measured

non-financial risk exposure

and calculated operational

risk regulatory capital

using the advanced
measurement

approach

(AMA)

in

accordance

with

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

and
international requirements. As reported

in the UBS AG Annual

Report 2023, total operational-risk-related

risk-weighted
assets (RWA) are derived by an aggregation of the respective

AMA models of UBS and legacy Credit Suisse.
The AMA

models

are reviewed

regularly to

maintain risk

sensitivity and

recalibrated at

least annually.

Furthermore, the
models are subject to an

independent validation performed by Model Risk

Management & Control in line

with our model
risk management framework.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

87
For model

calibration purposes,

and in

line with

regulatory expectations,

the AMA

capital model

methodology

utilizes
both historical internal losses and external losses suffered by the broader industry. Initial model outputs driven by

the loss
history are reviewed

and adjusted to

reflect fast-changing external

developments, such as

new regulations, geopolitical
change,

volatile

market

and

economic

conditions,

and

internal

factors

(e.g.

changes

in

business

strategy

and

control
framework enhancements). The

resulting baseline

data-driven frequency and

severity distributions

are reviewed

by subject
matter

experts

and

where

necessary

adjusted

based

on

a

review

of

qualitative

information

about

the

business
environment and internal control factors, as well as expert

judgment, with the aim of forecasting losses. Any changes to regulatory capital as a result of a

recalibration or methodology changes are

subject to FINMA approval.
The AMA was replaced by the

standardized approach for determining regulatory

capital on 1 January 2025, in

line with
the final Basel Committee on Banking Supervision (BCBS) Basel III standards.

The adoption of the standardized approach
is expected to lead to a USD 7bn decrease in operation

al risk RWA to USD 138bn from USD 145bn

under the AMA.

We
will report RWA under the

revised framework for the first time

in the first quarter of

2025, and we will provide

an update
in our first quarter 2025

report on further improvements from mitigating actions

and our dialogue with FINMA regarding
various aspects of the final Basel III rules.
›
Refer to “Capital management objectives” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for
more information about the capital impacts from the adoption of the final Basel III standards on 1 January 2025
Although the AMA capital model

is being replaced for regulatory

capital reporting activities, we will continue

to maintain
a

non-financial

risk

measurement

model,

closely

aligned

with

the

historical

UBS

AMA

calibration

and

governance
practices. The related model has been

refined and enhanced to reflect

the full risk exposures after the acquisition

of the
Credit Suisse Group and to support broader internal usage as referenced.
Model risk
Main sources of model risk
We rely on models to inform risk

management and control decisions, to measure risks or exposures, to value instruments
or positions, to conduct

stress testing, to assess

adequacy of capital,

and to manage

clients’ assets and our

own assets.
Models may also be used

to measure and monitor

compliance with rules and

regulations, for surveillance activities

,

and
to meet financial or regulatory reporting requirements. Our artificial intelligence (AI)-based solutions may rely on models, and models may include functionalities defined as AI.
Model risk

is defined

as the

risk of

adverse consequences

(e.g. financial

losses or

reputational damage)

resulting from
incorrect or

misused models. AI-specific

risks are

managed in

conjunction with

other relevant risk

frameworks, and specific
guidelines for the recognition of those risks apply.
Overview of measurement, monitoring and management

techniques
Our model governance

framework establishes requirements for

identifying, measuring, monitoring, reporting,

controlling
and mitigating model risk. All

the models that we use are

subject to governance and controls throughout

their life cycles,
with rigor,

depth and

frequency determined

by the

model’s materiality

and complexity.

This is

designed to

ensure that
risks arising from model use are identified, understood, managed, monitored, controlled and reported on both a model-
specific and an aggregated level. Before approval for use

is granted, all our models are independently validated.
Once

approved

for

use,

a

model

is

subject

to

ongoing

model

monitoring,

regular

model

confirmation

and

periodic
revalidation, ensuring that the model is only used if it continues to be fit for purpose.
Our

model

risk

governance

framework

follows

our

overarching

risk

governance

framework

along

the

three

lines

of
defense, with: (i) the

business divisions and

Group functions (including

Risk Control, Finance

and Compliance) responsible
for

the

development,

maintenance

and

appropriate

use

of

the

models;

(ii) the

Model

Risk

Management

&

Control
function, headed

by the

Chief Model

Risk Officer,

responsible

for independent

review, oversight

and challenge

of the
models;

and

(iii) Internal

Audit,

responsible

for

the

assessment

of

the

design

and

operating

effectiveness

and

the
sustainability of the related processes.
Model risk is included in the firm-wide risk appetite framework.
Model

oversight

committees

and

forums

ensure

that

model

risk

is

overseen

at

different

levels

of

the

organization,
appropriate model risk management and control actions are taken and, where necessary, escalated to the next level. The
Group Model

Governance

Committee is

our most

senior oversight

and escalation

body for

all models

in scope

of our
model governance framework. It is co-chaired by the Group Chief Risk Officer and the Group CFO and is responsible for:
(i) reviewing and approving

changes to the

framework; (ii) approving

the model risk

appetite statement;

(iii) overseeing
adherence to the UBS model risk governance framework;

and (iv) monitoring model risk at a firm-wide level.
The migration

of client

accounts and

positions to

UBS infrastructure

impacts models

to some extent.

Respective model
integration plans are defined and overseen by the Group Model Governance Committee. The legacy Credit Suisse model inventory has been reduced by more than 50% since

June 2023, with certain legacy Credit Suisse models still being used
until they are retired or integrated into the UBS risk management framework.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet

88
Capital, liquidity and funding, and balance sheet

89
Capital management
89
Capital management objectives

89
Swiss SRB total loss-absorbing capacity framework
92
Total loss-absorbing capacity
96
Risk-weighted assets
97
Leverage ratio denominator
99
Liquidity and funding management
99
Strategy, objectives and governance
99
Liquidity and funding stress testing
100
Management of liquidity and funding risk
101
Liquidity coverage ratio
101
Too -big-to-fail liquidity requirements
101
Net stable funding ratio
102
Balance sheet and off-balance sheet
102
Balance sheet
105
Off-balance sheet
107
Cash flows

Currency management

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

89
Capital management
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
As of 31 December 2024, the

CET1 capital ratio was

14.9% and CET1 leverage ratio

4.8%, each above the requirements
for Swiss

systemically relevant banks

(SRBs) and

Basel Committee

on Banking

Supervision (BCBS) requirements.

We believe
that our capital strength, consistent

with our capital guidance, is a

source of confidence for our

stakeholders, contributes
to our sound credit ratings and is one of the foundations

of our success.

In

Switzerland,

the

amendments

to

the

Capital

Adequacy

Ordinance

(the

CAO)

that

incorporate

the

final

Basel III
standards

into

Swiss

law,

including

the

five

new

ordinances

that

contain

the

implementing

provisions

for

the

revised
CAO, entered into force on 1 January 2025. The adoption

of the final Basel III standards in January

2025 led to a similar
impact

on

UBS AG

consolidated

as

on

UBS

Group,

with

a

USD 1bn

increase

in

UBS AG’s

consolidated

risk-weighted
assets (RWA),

resulting in

a minimal

impact on

the CET1

capital ratio.

The USD 1bn

increase was

primarily driven

by a
USD 7bn increase in market risk RWA and a USD 3bn increase in credit valuation adjustment-related RWA resulting from the implementation of the

Fundamental Review of the

Trading Book (the FRTB)

framework, largely offset

by a USD 7bn
reduction in operational risk RWA and a

USD 1bn reduction in credit risk RWA.

We will provide in our first quarter

2025
report

an update

on further

improvements

from

mitigating actions

and our

dialogue

with the

Swiss

Financial

Market
Supervisory Authority

(FINMA) regarding

various aspects of

the final

Basel III rules. These

changes do

not take into

account
the impact of the

output floor. The output

floor, which is being

phased in until 2028, is

currently not binding for UBS AG.
In

UBS AG’s

consolidated

leverage

ratio

denominator

(LRD),

the

adoption

led

to

a

single-digit

percentage

increase,
reducing the CET1 leverage ratio by around 10 basis points.
›
Refer to “We may be unable to maintain our capital

strength” in the “Risk factors” section of this report for

more information
about capital ratio-related risks

›
Refer to the “Regulatory and legal developments”

section of this report for more information about the incorporation of final
Basel III standards
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

2024

Pillar 3
Report, available under “Pillar 3 disclosures” at ubs.com/investors .
Capital and other regulatory information

for UBS Group AG consolidated in

accordance with the Basel III framework,

as
applicable

to

Swiss

SRBs,

is

provided

in

the

UBS

Group

Annual

Report

2024,

available

under

“Annual

reporting”

at
ubs.com/investors
.
Merger of UBS AG and Credit Suisse AG
On 31 May

2024, the

merger of

UBS AG and

Credit Suisse AG

was completed,

with UBS AG

becoming the

sole Swiss
parent

entity,

succeeding by

operation of

Swiss law

to all

assets and

liabilities of

Credit

Suisse AG, and

becoming the
direct or indirect shareholder

of all of the former direct and indirect subsidiaries

of Credit Suisse AG. UBS has accounted
for the

acquisition as

a business

combination under

common control

accounting principles.

As part

of this

method of
accounting, the

assets and

liabilities of

Credit

Suisse AG have

been converted

from

US generally

accepted accounting
principles to IFRS Accounting Standards. Prior periods

have not been restated.
The merger of

UBS AG and Credit

Suisse AG resulted in

a USD 190.0bn increase

in RWA and a

USD 41.4bn increase

in
CET1 capital as of the date of the merger.
Regulatory framework
The Basel III framework came

into effect in Switzerland

on 1 January 2013 and

is embedded in the CAO.

The CAO also
includes the too-big-to-fail (TBTF) provisions applicable

to Swiss SRBs.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

90
Under the

Swiss SRB

framework,

going and

gone concern

requirements represent

UBS AG’s TLAC

requirement.

TLAC
encompasses regulatory capital, such

as CET1 capital,

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

(high and low

trigger);
– non-Basel III-compliant tier 2 capital instruments; and
– TLAC-eligible unsecured debt instruments.
Under

the

Swiss

SRB

rules,

going

concern

capital

includes

CET1

capital

and

high-trigger

loss-absorbing

AT1

capital
instruments.

Existing

outstanding

low-trigger

loss-absorbing

AT1

capital

instruments

are

available

to

meet

the

going
concern capital

requirements at

the UBS AG

consolidated

level, as

agreed with

FINMA, until

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

two years (i.e. are

in the last year

of eligibility). However,

once at least 75%

of
the minimum gone concern requirement has been

met with instruments that have a remaining

maturity of greater than
two years, all

instruments that have

a remaining maturity

of between one

and two years

remain eligible to be

included
in the total gone concern capital.

›
Refer to “Bondholder information”,

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

37 basis
points as

of 31 December 2024.

We also

continued to apply

countercyclical buffer requirements introduced

in other BCBS
member jurisdictions,

which

resulted in

an additional

buffer

requirement

of

15 basis points

as of

31 December

2024.
Overall,

countercyclical

capital

buffers

contributed

52 basis

points

to

the

minimum

CET1

capital

requirement

as

of
31 December 2024.

The UBS AG

going concern

requirements include

the FINMA

Pillar 2 capital

add-on of

USD 338m related

to the

supply
chain

finance

funds

matter

at

Credit

Suisse.

This

Pillar 2

capital

add-on

results

in

an

additional

CET1

capital

ratio
requirement

of 7 basis

points and

an additional

CET1 leverage

ratio requirement

of 2 basis

points as

of 31 December
2024.
The

total

going

concern

capital

requirements

applicable

are

14.89%

of

RWA

(including

countercyclical

buffer
requirements and the Pillar 2 add-on) and 5.02% of LRD. Furthermore, of the total going concern capital requirement of
14.89% of

RWA, at

least 10.59%

must be

met with

CET1 capital,

while a

maximum of

4.3% can

be met

with high-
trigger loss-absorbing AT1

capital instruments (and

our existing outstanding

low-trigger AT1 capital

instruments, which
qualify until their first call date as mentioned above).

Similarly, of the total going

concern leverage ratio requirement of 5.02%, at least

3.52% must be met with

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

The amendments replaced the resolvability discount on the gone concern capital

requirements

for

systemically

important

banks

(SIBs),

including

UBS,

with

reduced

base

gone

concern

capital
requirements equivalent to 75% of the

total going concern requirements (excluding countercyclical

buffer requirements
and the

Pillar 2 add-on).

In addition,

as of

July 2024,

FINMA has

the authority

to impose

a surcharge

of up

to 25%

of
the total

going concern

requirements

(excluding countercyclical

buffer requirements

and the

Pillar 2 add-on)

based on
obstacles

to

an

SIB’s

resolvability

identified

in

future

resolvability

assessments.

Our

total

gone

concern

requirements
remained substantially unchanged in 2024.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

91
Our

gone

concern

requirements

can

be

reduced

when

higher-quality

capital

instruments

(CET1

capital,

low-trigger
loss-absorbing AT1 or certain

low-trigger tier 2 capital

instruments)

are used to meet

gone concern requirements.

As of
31 December 2024, UBS did not use any higher-quality capital instruments to fulfill gone concern requirements.
From 1 January 2022

onward, the gone

concern requirement after

the potential reduction

for the use

of higher-quality
capital instruments has been floored at 10.0% and 3.75%

for the RWA- and LRD-based requirements, respectively.
In

this

report,

we

refer

to

the

RWA-based

gone

concern

requirements

as

gone

concern

loss-absorbing

capacity
requirements and the RWA-based gone concern ratio is

referred to as the gone concern loss-absorbing capacity ratio.
The table below provides the RWA- and LRD-based requirements and information as of 31 December 2024.
Swiss SRB going and gone concern requirements and information
As of 31.12.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.89
1

73,720

5.02
1

76,502
Common equity tier 1 capital

10.59

52,430

3.52
2

53,653
of which: minimum capital

4.50

22,280

1.50

22,849
of which: buffer capital

5.50

27,231

2.00

30,466
of which: countercyclical buffer

0.52

2,581
Maximum additional tier 1 capital

4.30

21,290

1.50

22,849
of which: additional tier 1 capital

3.50

17,329

1.50

22,849
of which: additional tier 1 buffer capital

0.80

3,961
Eligible going concern capital
Total going concern capital

18.10

89,623

5.88

89,623
Common equity tier 1 capital

14.90

73,792

4.84

73,792
Total loss-absorbing additional tier 1 capital
3

3.20

15,830

1.04

15,830
of which: high-trigger loss-absorbing additional tier 1 capital

2.95

14,585

0.96

14,585
of which: low-trigger loss-absorbing additional tier 1 capital 3 0.25

1,245

0.08
1,245
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

53,101

3.75

57,123
of which: base requirement including add-ons for market share and LRD

10.73
7

53,101

3.75
7

57,123
Eligible gone concern capital
Total gone concern loss-absorbing capacity

18.62

92,177

6.05

92,177
Total tier 2 capital

0.04

207

0.01

207
of which: non-Basel III-compliant tier 2 capital

0.04

207

0.01

207
TLAC-eligible unsecured debt

18.58

91,970

6.04

91,970
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.61

126,820

8.77

133,625
Eligible total loss-absorbing capacity

36.72

181,800

11.93

181,800
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

495,110
Leverage ratio denominator

1,523,277
1 Includes applicable add-ons of 1.51% for risk-weighted assets (RWA) and 0.52% for leverage ratio denominator (LRD), of which 7 basis points for RWA and 2 basis points for LRD reflect the FINMA Pillar 2 capital add-on of USD 338m related to the supply chain finance funds matter at Credit Suisse.

2 Our minimum CET1 leverage ratio requirement of 3.52% consists of a 1.5% base requirement, a 1.5% base buffer capital
requirement, a 0.25% LRD add-on requirement, a

0.25% market share add-on requirement

based on our Swiss credit business and a

0.02% Pillar 2 capital add-on related

to the supply chain finance funds matter
at Credit Suisse.

3 Existing outstanding low-trigger additional tier 1 capital instruments qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA, until their first call date. As of their first call date, these instruments are eligible to meet the

gone concern requirements.

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

(excluding countercyclical buffer requirements and the Pillar
2 add-on).

6 As of July 2024, FINMA has the

authority to impose a surcharge of up

to 25% of the total going concern capital

requirements (excluding countercyclical buffer requirements

and the Pillar 2 add-on)
should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

92
Total loss-absorbing capacity
Swiss SRB going and gone concern information
USD m, except where indicated 31.12.24 31.12.23
Eligible going concern capital
Total going concern capital

89,623

56,628
Total tier 1 capital

89,623

56,628
Common equity tier 1 capital

73,792

44,130
Total loss-absorbing additional tier 1 capital

15,830

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

14,585

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

1,245

1,212
Eligible gone concern capital
Total gone concern loss-absorbing capacity

92,177

54,458
Total tier 2 capital

207

538
of which: non-Basel III-compliant tier 2 capital

207

538
TLAC-eligible unsecured debt

91,970

53,920
Total loss-absorbing capacity
Total loss-absorbing capacity

181,800

111,086
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

495,110

333,979
Leverage ratio denominator

1,523,277

1,104,408
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.1

17.0
of which: common equity tier 1 capital ratio

14.9

13.2
Gone concern loss-absorbing capacity ratio

18.6

16.3
Total loss-absorbing capacity ratio

36.7

33.3
Leverage ratios (%)
Going concern leverage ratio

5.9

5.1
of which: common equity tier 1 leverage ratio

4.8

4.0
Gone concern leverage ratio

6.1

4.9
Total loss-absorbing capacity leverage ratio

11.9

10.1
Audited |

Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.12.24 31.12.23
Total equity under IFRS Accounting Standards
94,666
55,569
Equity attributable to non-controlling interests
(662)
(335)
Defined benefit plans, net of tax
(822)
(336)
Deferred tax assets recognized for tax loss carry-forwards
(2,288)
(3,004)
Deferred tax assets for unused tax credits
(688)
(97)
Deferred tax assets on temporary differences, excess over threshold
(1,233)
Goodwill, net of tax
1
(6,207)
(5,750)
Intangible assets, net of tax
(103)
(146)
Expected losses on advanced internal ratings-based portfolio less provisions
(569)
(532)
Unrealized (gains) / losses from cash flow hedges, net of tax
2,585
2,961
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax
1,179
313
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date
(62)
(63)
Prudential valuation adjustments
(167)
(177)
Accruals for dividends to shareholders
(13,000)
2
(3,000)
Other
(69)
(39)
Total common equity tier 1 capital
73,792
44,130
1 Includes goodwill

related to

significant investments

in financial institutions

of USD
19
m as

of 31

December 2024

(31 December

2023: USD
20
m) presented

on the balance

sheet line

Investments in

associates.

2 Reflects a proposed ordinary dividend

distribution of USD
6.5
bn and the appropriation of

USD
6.5
bn to a special

dividend reserve, both subject

to approval at the

Annual General Meeting in

the second quarter of
2025. The decision on the distribution of the special dividend is intended to be made at an Extraordinary General Meeting in the second half of 2025, considering any proposed requirements from Switzerland’s ongoing review of its capital regime.
▲

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

93
Total loss-absorbing capacity and movement

TLAC increased by USD 70.7bn to USD 181.8bn

as of 31 December 2024.

Going concern capital and movement
Audited |
CET1 capital mainly consists of: share capital; share premium, which primarily consists of additional paid-in capital related to

shares issued;

and retained

earnings.

A detailed

reconciliation

of equity

under IFRS

Accounting

Standards to

CET1
capital is provided

in the

“Reconciliation of equity under IFRS

Accounting Standards to Swiss

SRB common equity

tier 1
capital” table.

CET1 capital increased by USD
29.7
bn to USD
73.8
bn as of 31 December 2024,

primarily due to the merger

of UBS AG
and Credit Suisse AG (which resulted in an increase of USD
41.4
bn as of the date of the merger), operating profit before
tax of USD
2.4
bn and an increase in eligible deferred

tax assets on temporary differences

of USD
2.6
bn. These increases
were partly offset

by dividend

accruals of USD
13.0
bn, current tax

expense of

USD
2.0
bn, and

foreign currency translation
losses of USD
1.3
bn. Accruals for dividends

to UBS Group AG of USD
13.0
bn as of

31 December 2024 reflect a proposed
ordinary

dividend

distribution

of

USD
6.5
bn

and

the

appropriation

of

USD
6.5
bn

to

a

special

dividend

reserve,

both
subject to approval at the Annual

General Meeting in the second quarter of 2025.

The decision on the distribution of the
special dividend is intended to be made at an

Extraordinary General Meeting in the second half of 2025, considering any proposed requirements from Switzerland’s ongoing review

of its capital regime.
Loss-absorbing AT1 capital

issued by the

Group and on

lent to UBS AG

increased by USD
3.3
bn to USD
15.8
bn, mainly
driven by new

issuances of AT1

capital instruments of

USD
3.5
bn, USD
0.6
bn of AT1

capital instruments recognized

by
UBS AG upon

the merger

of UBS AG

and Credit

Suisse AG, and

positive impacts

from interest

rate risk

hedge, foreign
currency translation and other effects. These increases were partly offset by the call of AT1

capital instruments equivalent
to USD
1.0
bn.
▲
Following the approval of

a maximum amount of

conversion capital by UBS

Group AG’s shareholders at the 2024

Annual
General

Meeting,

AT1

capital

instruments

issued

from

the

beginning

of

the

fourth

quarter

of

2023

are,

upon

the
occurrence of a trigger event or a viability event, subject

to conversion into UBS Group AG ordinary shares rather

than a
write-down.

AT1

capital

instruments

issued

prior

to

the

fourth

quarter

of

2023 remain

subject

to

a

write-down.

The
corresponding AT1 capital instruments on lent to UBS AG

contain the same provisions.
›
Refer to “Conversion capital”

in the “Corporate Governance” section of the

UBS Group Annual Report 2024, available under
“Annual Reporting” at ubs.com/investors , for more information about conversion capital
Gone concern loss-absorbing capacity and movement
Audited |
Total gone concern loss-absorbing

capacity increased by USD
37.7
bn to USD
92.2
bn as of 31 December 2024 and
included USD
92.0
bn of TLAC-eligible

unsecured debt issued

by the Group and

on lent to UBS

AG.
▲
The

increase

of

USD 37.7bn

mainly

reflected

TLAC-eligible

unsecured

debt

instruments

totaling

an

equivalent

of
USD 41.6bn recognized by UBS AG upon the

merger of UBS AG and Credit Suisse AG

and new issuances of USD 9.7bn
equivalent

of TLAC-eligible

unsecured debt

instruments.

These

increases were

partly offset

by the

call of

USD 10.3bn
equivalent of TLAC-eligible unsecured debt instruments, as well as USD 3.1bn equivalent of unsecured debt instruments
and USD 0.3bn

tier 2

instruments ceasing

to be

eligible

as gone

concern capital

as they

entered

the final

year before
maturity.
Loss-absorbing capacity and leverage ratios
Our CET1 capital

ratio increased

to 14.9% from

13.2%, reflecting

a USD 29.7bn

increase in

CET1 capital, partly

offset
by a USD 161.1bn increase in RWA

.
Our CET1 leverage ratio increased to 4.8% from 4.0%, due to the aforementioned increase in CET1 capital,

partly offset
by a USD 418.9bn increase in the LRD.

Our going

concern

capital

ratio

increased

to

18.1%

from

17.0%,

reflecting

a

USD 33.0bn

increase

in

going

concern
capital, partly offset by a USD 161.1bn increase in RWA.
Our going concern

leverage ratio

increased to 5.9%

from 5.1%, due

to the aforementioned

increase in going

concern
capital, partly offset by a USD 418.9bn increase in the LRD.

Our gone

concern loss-absorbing

capacity ratio

increased to

18.6% from

16.3%, due

to an

increase in

gone concern
loss-absorbing capacity of USD 37.7bn, partly offset by the

aforementioned increase in RWA.
Our gone concern leverage ratio increased to

6.1% from 4.9%, driven by the aforementioned

increase in gone concern
loss-absorbing capacity, partly offset by the increase in the

LRD.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

94
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.12.23

44,130
Operating profit / (loss) before tax

2,432
Current tax (expense) / benefit

(2,006)
Foreign currency translation effects, before tax

(1,284)
Eligible deferred tax assets on temporary differences

2,619
CET1 capital taken over from Credit Suisse AG consolidated as of the date of the merger

41,359
Accruals for proposed dividends to shareholders
1

(13,000)
Other

(458)
Common equity tier 1 capital as of 31.12.24

73,792
Loss-absorbing additional tier 1 capital as of 31.12.23

12,498
Issuance of high-trigger loss-absorbing additional tier 1 capital

3,483
Call of high-trigger loss-absorbing additional tier 1 capital

(1,015)
Instruments recognized by UBS AG upon the merger of UBS AG and Credit

Suisse AG

579
Interest rate risk hedge, foreign currency translation and other effects

286
Loss-absorbing additional tier 1 capital as of 31.12.24

15,830
Total going concern capital as of 31.12.23

56,628
Total going concern capital as of 31.12.24

89,623
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.23

538
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(328)
Interest rate risk hedge, foreign currency translation and other effects

(4)
Tier 2 capital as of 31.12.24

207
TLAC-eligible unsecured debt as of 31.12.23

53,920
Issuance of TLAC-eligible unsecured debt

9,744
Call of TLAC-eligible unsecured debt

(10,337)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(3,052)
Instruments recognized by UBS AG upon the merger of UBS AG and Credit

Suisse AG

41,626
Interest rate risk hedge, foreign currency translation and other effects

69
TLAC-eligible unsecured debt as of 31.12.24

91,970
Total gone concern loss-absorbing capacity as of 31.12.23

54,458
Total gone concern loss-absorbing capacity as of 31.12.24

92,177
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.23

111,086
Total loss-absorbing capacity as of 31.12.24

181,800
1 Reflects a proposed ordinary dividend distribution

of USD 6.5bn and the appropriation of USD 6.5bn

to a special dividend reserve, both

subject to approval at the Annual General

Meeting in the second quarter of
2025. The

decision on the

distribution of the

special dividend is

intended to be

made at an

Extraordinary General

Meeting in

the second half

of 2025, considering

any proposed requirements

from Switzerland’s
ongoing review of its capital regime.
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
Sensitivity to currency movements

Risk-weighted assets
We

estimate

that

a

10%

depreciation

of

the

US

dollar

against

other

currencies

would

have

increased

our

RWA

by
USD 21bn and our CET1 capital by USD 2.6bn as of 31 December 2024 (31 December 2023: USD 15bn and USD 1.5bn,
respectively) and decreased our CET1 capital

ratio by 11 basis points (31 December 2023: 12 basis points).

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

95
Conversely, a 10%

appreciation of the

US dollar against

other currencies would

have decreased our

RWA by USD 19bn
and our

CET1 capital

by USD 2.3bn

(31 December

2023: USD 13bn

and USD 1.4bn,

respectively) and

increased our
CET1 capital ratio by 11 basis points (31 December 2023:

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
We

estimate

that

a

10%

depreciation

of

the

US

dollar

against

other

currencies

would

have

increased

our

LRD

by
USD 97bn as of 31 December

2024 (31 December 2023: USD 69bn)

and decreased our CET1 leverage

ratio by 13 basis
points (31

December 2023:

10 basis points).

Conversely, a

10% appreciation

of the

US dollar

against other

currencies
would have decreased our

LRD by USD 88bn (31

December 2023: USD 62bn)

and increased our

CET1 leverage ratio by
13 basis points (31 December 2023: 11 basis points).
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

Report 2024, available under
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

›
Refer to the 31 December 2024 Pillar 3 Report,

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

31 December

2024,

the

liability

of

UBS

Switzerland AG

amounted

to

CHF 2.4bn

(USD 2.6bn),

a

decrease

of
CHF 0.4bn

(USD 0.7bn)

compared

with

31 December

2023.

The

respective

liability

of

UBS AG

has

been

substantially
extinguished.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

96
Risk-weighted assets
RWA development in 2024
During 2024, RWA increased by USD 161.1bn to USD 495.1bn, predominantly due to the merger of UBS AG and Credit
Suisse AG, which

resulted in

a USD 190.0bn

increase in

RWA. Excluding

that merger,

RWA decreased

by USD 28.9bn,
primarily driven

by decreases

of USD 23.3bn

due to

asset size

and other

movements and

USD 10.2bn due

to currency
effects, partly offset by an increase

of USD 4.6bn due to model updates and methodology changes.

›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information
about RWA movements and definitions of RWA movement key drivers on a UBS Group AG consolidated basis
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.12.23
Currency
effects
Model updates
and
methodology
changes
Asset size and
other
1
Merger of UBS
AG and Credit
Suisse AG on
30.6.24
2
RWA as of
31.12.24
Credit and counterparty credit risk
3

220.1

(9.8)

(6.6)

(26.6)

115.2

292.3
Non-counterparty-related risk
4

22.7

(0.4)

1.4

6.6

30.2
Market risk

14.7

6.5

1.9

4.1

27.2
Operational risk

76.5

4.8

64.2

145.4
Total

334.0

(10.2)

4.6

(23.3)

190.0

495.1
1 Includes the

Pillar 3 categories

“Asset size”,

“Credit quality of counterparties”,

“Acquisitions and

disposals” and “Other”.

For more information,

refer to the

31 December 2024

Pillar 3 Report, available

under
“Pillar 3 disclosures” at ubs.com/investors.

2 Reflects the RWA acquired as

part of the merger of UBS

AG and Credit Suisse AG

as reported in the UBS

AG second quarter 2024 report,

available under “Quarterly
reporting” at ubs.com/investors. Subsequent changes in

this portfolio in the

second half of 2024

are shown under currency

effects, model updates and methodology changes

or asset size and

other changes.

3 Includes
settlement risk, credit valuation adjustments, equity and investments in funds exposures in the banking book, and securitization exposures in the banking book.

4 Non-counterparty-related risk includes deferred tax
assets recognized for temporary differences, property,

equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty credit risk RWA increased by USD 72.2bn to USD 292.3bn as of 31 December 2024, mainly due to the

merger

of UBS AG

and Credit

Suisse AG,

which resulted

in a

USD 115.2bn

increase

in credit

and counterparty
credit

risk

RWA.

Excluding

that

merger,

RWA

decreased

by

USD 43.0bn,

primarily

driven

by

asset

size

and

other
movements of USD 26.6bn, currency effects of USD 9.8bn and model updates and methodology changes of

USD 6.6bn.

Asset size

and other

movements

decreased

RWA

by USD

26.6bn,

mainly

due

to lower

RWA in

Non-core

and

Legacy,
primarily driven by our actions to actively unwind the portfolio, in addition to the natural roll-off, and, to a lesser extent,
due to

lower RWA

from loans

and loan

commitments across

Personal &

Corporate Banking,

the Investment

Bank and
Global Wealth Management, as well as reductions of RWA

in Group Treasury.

Model updates

and methodology

changes resulted

in an

RWA decrease

of USD 6.6bn,

mainly due

to the

phase-out of
certain multipliers following improvements to models.
›
Refer to “Credit risk” in the “Risk management and

control” section of this report for more information about

credit and
counterparty credit risk developments
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors,

for more information
about credit and counterparty credit risk developments on a UBS

Group AG consolidated basis
Market risk
Market risk

RWA increased

by USD 12.5bn

to USD 27.2bn

as of 31

December 2024,

primarily driven

by an increase

of
USD 6.5bn from the

FINMA-approved integration

of time decay

into regulatory value

-at-risk (VaR)

and stressed

VaR for
derivatives with optionality, which was partly

offset by an improvement in

the profit and loss

representation of derivatives
with multiple underlying in the first quarter of 2024,

as well as from the capital buffer newly introduced by FINMA in the third quarter of

2024 to capitalize potential

maturity mismatches between

positions and hedges

in the incremental

risk
charge.

The

merger

of

UBS AG

and

Credit

Suisse AG

resulted

in

a

USD 4.1bn

increase

in

market

risk

RWA.

Further
increases

in

market

risk

RWA

were

due

to

increases

in

asset

size

and

other

movements

of

USD 1.9bn,

mainly

in

the
Investment Bank.
›
Refer to “Market risk” in the “Risk management

and control” section of this report for more information about market risk
developments
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors,

for more information
about market risk developments on a UBS Group AG

consolidated basis
Operational risk

Operational risk

RWA

increased

by USD

68.9bn to

USD 145.4bn

as of

31 December

2024 primarily

as a

result

of the
merger of

UBS AG and

Credit

Suisse AG, which

resulted

in a

USD 64.2bn increase

in operational

risk RWA.

Excluding
that

merger,

RWA

increased

by USD

4.8bn,

driven by

a

recalibration

of the

advanced

measurement

approach

(AMA)
used for the calculation of operational risk capital. In addition,

in the first quarter of 2024, we updated the

methodology
that we use to allocate operational risk RWA

to the business divisions and Group Items.
›
Refer to “Non-financial risk capital measurement” in the

“Risk management and control” section of this

report for more
information about the AMA, which has been

used to measure operational risk exposure and calculate

operational risk regulatory
capital

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

97
Risk-weighted assets, by business division and Group Items
1
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
31.12.24
Credit and counterparty credit risk
2

93.6

120.7

7.0

56.3

10.6

4.1

292.3
Non-counterparty-related risk
3

5.3

2.2

0.5

3.1

0.8

18.3

30.2
Market risk

2.7

0.2

0.0

22.1

2.2

0.0

27.2
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

164.8

142.5

14.8

106.0

40.6

26.6

495.1
31.12.23
Credit and counterparty credit risk
2

72.0

75.4

2.5

60.3

1.5

8.4

220.1
Non-counterparty-related risk
3

5.6

1.9

0.6

3.8

0.0

10.8

22.7
Market risk

1.6

0.1

11.5

1.6

0.0

14.7
Operational risk

30.2

10.3

3.8

13.1

15.8

3.3

76.5
Total

109.5

87.6

6.9

88.7

18.8

22.4

334.0
31.12.24 vs 31.12.23
Credit and counterparty credit risk
2

21.6

45.3

4.5

(4.1)

9.1

(4.2)

72.2
Non-counterparty-related risk
3

(0.3)

0.3

(0.1)

(0.7)

0.8

7.4

7.5
Market risk

1.0

0.2

10.7

0.6

0.0

12.5
Operational risk

32.9

9.1

3.5

11.3

11.3

0.9

68.9
Total

55.3

54.9

7.9

17.2

21.7

4.1

161.1
1 From the first quarter of 2024 onward, we

have started to further push out risk-weighted assets

from Group Items to the business divisions. Prior periods have been restated to reflect these changes. Refer to “Note 3
Segment reporting” in the “Consolidated financial

statements” section of this report for more

information about the realignment of the

business divisions.

2 Includes settlement risk, credit valuation

adjustments,
equity and investments in funds exposures in the banking

book, and securitization exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences
(31 December 2024: USD 17.9bn; 31 December 2023: USD 11.3bn), as well as property, equipment, software and other items (31 December 2024: USD 12.2bn; 31 December 2023: USD 11.4bn).
Leverage ratio denominator
During 2024, the

LRD increased

by USD 418.9bn

to USD 1,523.3bn,

predominantly due

to the merger

of UBS AG and
Credit Suisse

AG, which

resulted

in a

USD 516.4bn

increase

in the

LRD. Excluding

that merger,

the LRD

decreased

by
USD 97.5bn,

driven by currency effects of USD 49.9bn

and asset size and other movements of USD 47.6bn.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

31.12.23
Currency

effects
Asset size and

other
Merger of UBS
AG and Credit
Suisse AG on
30.6.24
1
LRD as of

31.12.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)
2

878.2

(38.7)

(81.0)

396.2

1,154.6
Derivatives
2

94.0

(5.0)

18.0

25.1

132.2
Securities financing transactions

106.1

(4.5)

16.5

59.0

177.1
Off-balance sheet items

37.2

(1.7)

(2.1)

36.8

70.1
Deduction items

(11.1)

0.1

1.0

(0.7)

(10.7)
Total

1,104.4

(49.9)

(47.6)

516.4

1,523.3
1 Reflects the LRD

acquired as part of

the merger of UBS

AG and Credit

Suisse AG as

reported in the UBS

AG second quarter

2024 report, available

under “Quarterly reporting”

at ubs.com/investors.

Subsequent
changes in this

portfolio in the

second half of

2024 are shown

under currency effects,

model updates and

methodology changes

or asset size

and other changes.

2 Prior to the

fourth quarter of

2024, certain
exposures related to derivative cash collateral

were included in On-balance sheet exposures.

From the fourth quarter of

2024 onward, we have refined

the approach to include these exposures

in Derivatives, which
had no bottom-line impact on total LRD. The comparative period has not been restated.
The LRD movements described below exclude currency

effects and the impact of the merger.

On-balance

sheet

exposures

(excluding

derivatives

and

securities

financing

transactions)

decreased

by

USD 81.0bn,
reflecting a decrease in cash and balances at central banks, mainly due to repayment of funding from the Swiss National
Bank, as

well as

a decrease

in

lending balances

due to

negative

net new

loans

in

Personal

& Corporate

Banking and
Global Wealth

Management. There

were also

decreases in

trading portfolio

assets due

to unwinding

activities in

Non-
core

and

Legacy

and

financial

assets

reflecting

maturities

of

the

high-quality

liquid

asset

portfolio

securities.

These
decreases

were

partly offset

by an

increase

in trading

portfolio assets

driven by

higher

inventory held

to hedge

client
positions in the Investment Bank.
Derivative exposures increased by USD 18.0bn mainly

due to market-driven movements on foreign currency

contracts in
the Investment Bank, partly offset by lower trading

volumes in Non-core and Legacy.
Securities financing transactions increased by USD 16.5bn,

mainly reflecting higher cash reinvestment in Group

Treasury
and brokerage receivables reflecting

increases in client activity levels.
Off-balance sheet items decreased

by USD 2.1bn, mainly driven by lower commitments.

›
Refer to “Balance sheet and off-balance sheet” in this

section for more information about balance sheet

movements

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

98
Leverage ratio denominator, by business division and Group Items
1
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

31.12.24
On-balance sheet exposures
2

480.6

400.5

5.0

211.5

39.8

17.2

1,154.6
Derivatives
2

12.2

6.0

0.0

104.6

9.7

(0.2)

132.2
Securities financing transactions

71.6

44.8

0.1

59.2

2.3

(0.9)

177.1
Off-balance sheet items

18.4

31.3

0.1

18.2

1.8

0.2

70.1
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.7)

(1.2)

(0.4)

(0.4)

(2.7)

(10.7)
Total

577.5

481.8

4.1

393.2

53.1

13.6

1,523.3
31.12.23
On-balance sheet exposures
2

365.4

259.9

3.6

216.2

4.0

29.1

878.2
Derivatives
2

6.1

1.9

0.0

84.1

1.4

0.5

94.0
Securities financing transactions

35.5

22.4

0.1

46.4

1.6

0.1

106.1
Off-balance sheet items

8.8

17.8

0.0

8.4

0.9

1.4

37.2
Items deducted from Swiss SRB tier 1 capital

(5.3)

(0.2)

(1.2)

(0.4)

0.0

(4.1)

(11.1)
Total

410.5

301.8

2.5

354.7

7.9

27.1

1,104.4
31.12.24 vs 31.12.23
On-balance sheet exposures

115.2

140.7

1.4

(4.7)

35.8

(11.9)

276.5
Derivatives

6.1

4.1

0.0

20.4

8.3

(0.8)

38.1
Securities financing transactions

36.1

22.4

0.0

12.8

0.6

(1.0)

71.0
Off-balance sheet items

9.7

13.5

0.1

9.9

1.0

(1.2)

32.9
Items deducted from Swiss SRB tier 1 capital

0.0

(0.6)

0.0

0.0

(0.4)

1.3

0.4
Total

167.0

180.0

1.6

38.5

45.2

(13.5)

418.9
1 From the first

quarter of 2024

onward, we have

started to further push

out LRD from Group

Items to the business

divisions. Prior

periods have been

restated to reflect these

changes. Refer to

“Note 3 Segment
reporting” in the “Consolidated financial statements” section of this report for more information about the realignment

of the business divisions.

2 Prior to the fourth quarter of 2024,

certain exposures related to
derivative cash collateral were

included in On-balance sheet

exposures. From the

fourth quarter of 2024

onward, we have refined

the approach to include

these exposures in Derivatives,

which had no bottom-line
impact on total LRD. The comparative period has not been restated.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

99
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
Following the completion of the merger of UBS AG and Credit Suisse AG in May 2024, Credit Suisse AG became part of the overall liquidity and funding management of UBS AG.
Strategy, objectives and governance
Audited |

Our management of liquidity and funding ensures that our business franchises are protected and that our internal and regulatory liquidity

and funding requirements

are prudently managed.

We measure liquidity

and funding risk using
internal

and

regulatory

models

and

metrics.

We

define

and

implement

internal

stress

testing

across

different

time
horizons, scenarios

and currencies

to ensure

we have

sufficient liquidity

and funding,

while remaining

compliant

with
regulatory

liquidity

and

funding

requirements.

Our

liquidity

and

funding

strategy

is

proposed

by

Group

Treasury

and
approved by the Asset and Liability Committee (the ALCO) of UBS AG, which is a committee of the Executive Board (the
EB) that is overseen by the Risk Committee of the Board

of Directors (the BoD).
Liquidity

and funding

limits

and other

indicators

(including

early-warning

indicators)

are

set

at UBS AG

(consolidated)
and, where appropriate, at legal entity and business-division levels. Key limits (which are under the authority of the BoD)
and indicators linked to these

limits are reviewed and reconfirmed at

least once a year by the BoD

of UBS AG, the EB of
UBS AG, the ALCO of UBS AG and the Group Treasurer, taking into consideration the

Group’s business strategy and risk
appetite. Treasury

Risk Control

provides independent

oversight over

liquidity and

funding risk,

including the

setting of
key internal limits and early-warning indicators associated

with these limits.
▲
›
Refer to the “Corporate governance”

and “Risk management and control” sections of

this report for more information
Group

Treasury

monitors

and

oversees

the

implementation

and

execution

of

our

liquidity

and

funding

strategy

and
manages liquidity

and funding

risk within

the limits

and other

relevant indicators,

thereby adhering

to the

internal risk
appetite and regulatory requirements. This includes the management of both our cash and non-cash collateral, including
our high-quality liquid assets (HQLA),

and centralizes the Group’s access

to wholesale funding markets in Group

Treasury.
To

complement

our

business-as-usual

management,

Group

Treasury

maintains

a

Contingency

Funding

Plan

and
contributes to plans for recovery and resolution,

defining crisis management processes throughout the crisis

continuum.
Group Treasury

reports on

the liquidity

and funding

status and

position, at

least monthly,

to the

ALCO of

UBS AG and
the Risk Committee of the BoD.
Liquidity and funding stress testing
Audited |

Our liquidity and funding risk appetite objective is

to ensure that the firm has sufficient liquidity to survive a severe
three-month

idiosyncratic

and

market-wide

liquidity

stress

event

and

to

ensure

that

the

firm

has

sufficient

long-term
funding to

maintain franchise

assets at

a constant

level under

stressed

market

conditions

for up

to one

year,

in both
cases without government support and allowing for discrete

management actions.

Group Treasury maintains a

diversified, high-quality pool of

unencumbered liquid assets under

Treasury control. The liquid
asset portfolio is

managed dynamically,

so as to

operate at

all times within

the internal

risk appetite and

other relevant
Group, UBS AG and subsidiary liquidity and funding requirements.
▲
Our liquidity

and funding

stress testing

has been

further refined

to cover

three main

stress scenarios:

a combined

(i.e.
market and idiosyncratic) scenario, an idiosyncratic scenario, and a structural market-wide scenario.
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
UBS ensures

that its

liquidity risk

appetite objective

is met

by maintaining

a cumulative

liquidity surplus

on each

day in
the three-month stress horizon.

The liquidity gap is

assessed by modeling the

stressed liquidity value of

the liquidity buffer
and stressed liquidity inflows and outflows under the scenario.
Idiosyncratic scenario
In this three

-month stress

scenario, UBS is

subject to a

significant and

unforeseen event

specific to UBS.

This materially
damages the market’s

perception of the

reputation and

creditworthiness of

UBS. The event

occurs in otherwise

benign
macroeconomic and financial market conditions. UBS’s difficulties throughout the scenario are limited to UBS

and do not
trigger material market moves.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

100
Structural market-wide scenario
In this scenario, UBS is subject

to a significant deterioration of macroeconomic

and financial market conditions

globally.
Macroeconomic shocks

result in

deteriorated financial

market conditions

over the

scenario horizon

of one

year.

UBS is
assumed to be affected equally relative

to other global financial institutions.
UBS ensures that

its funding risk

appetite objective

is met by

maintaining a

positive cumulative

behavioral liquidity

gap
across the

3-month,

6-month,

9-month

and

12-month

tenors.

The

liquidity

gap

is assessed

by

modeling

the

stressed
liquidity value of the liquidity buffer and the stressed liquidity inflows and outflows under the scenario.

Management of liquidity and funding risk
Audited

|

Group Treasury

monitors the

Group’s funding

position, including

concentration risk,

aiming to

ensure that

UBS
maintains

a

well-balanced

and

diversified

liability

structure.

Group

Treasury

also

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
long-term debt during 2024
Global Wealth Management

and Personal

& Corporate

Banking provide

significant, cost-efficient

and stable

sources of
funding. These include deposits

and debt issued through the

Swiss central mortgage institutions and

UBS’s covered bond
programs,

which use a

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
Funding costs and benefits

are allocated to our

business divisions according to

our liquidity and

funding risk management
framework. Our internal funds transfer pricing system aims to balance funding supply and demand.
Credit ratings
Credit ratings

can affect

the cost and

availability of

funding, especially from

wholesale unsecured

sources. UBS’s

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

related to over-the-counter

(OTC) derivative

positions and other

obligations. Based

on our
credit ratings as of 31 December 2024, in the event of a one-notch reduction in our long-term credit ratings of UBS AG,
UBS Europe SE, UBS Switzerland AG

and Credit Suisse International,

we would have been required to provide USD 0.0bn
in cash or

other collateral. In

the event of

a two-notch reduction,

it would have

been USD 0.3bn and

for a three-notch
downgrade, USD 1.1bn. In

the two- and three-notch

scenarios the collateral

requirements predominantly relate

to OTC
derivative positions.
During 2024, Moody’s upgraded the long-term senior unsecured debt ratings of UBS AG to Aa2 from Aa3.
›
Refer to “Liquidity and funding management are critical

to UBS AG’s ongoing performance” in the “Risk factors” section of this report for more information
Contingency Funding Plan
Audited

|

We maintain our

Contingency Funding Plan

in preparation and

as an action

plan, aiming to ensure

we maintain
sufficient liquidity to meet

payment obligations in a

liquidity and funding stress scenario.

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
management.
▲

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

101
Liquidity coverage ratio
The liquidity coverage ratio (the LCR) measures the short-term resilience of a bank’s liquidity profile by assessing whether
sufficient HQLA are

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

Funds that are
effectively restricted

in subsidiaries

and branches

are excluded

from the

calculation of

UBS AG consolidated

HQLA. On
this basis, USD 56.3bn of assets were excluded from

our daily average UBS AG consolidated HQLA for the fourth

quarter
of 2024.

Amounts held

in excess

of local

liquidity requirements

that are

not subject

to other

restrictions are

generally
available for transfer within UBS AG consolidated.
Basel Committee on

Banking Supervision (BCBS) standards

require an LCR

of at least

100%. In a

period of financial stress,
the Swiss

Financial Market

Supervisory Authority

(FINMA) may

permit banks

to use

their HQLA

and allow

their LCR

to
temporarily fall below

the minimum threshold.

We monitor the

LCR in all

significant currencies in

order to manage

any
currency mismatches between HQLA and the net expected

cash outflows in times of stress.
Our daily average LCR

of UBS AG consolidated

for the fourth quarter

of 2024 was 186.1%,

compared with 189.7%

in
the fourth quarter of 2023.
The HQLA

of UBS AG consolidated

for the

fourth quarter of

2024 increased by

USD 77.1bn to USD 331.6bn,

substantially
related to

the merger

of UBS AG

and Credit

Suisse AG,

partly offset

by a

reduction of

HQLA following

an increase

in
non-HQLA-related securities

financing transactions,

lower cash

available from

additional funding

of trading assets

,

and
higher margin requirements. The net cash outflows of UBS

AG consolidated for the fourth quarter of 2024 increased by
USD 43.9bn to USD 178.2bn, mainly due to

higher outflows from customer deposits as

a result of the merger

of UBS AG
and Credit Suisse AG.
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the LCR on a UBS Group AG consolidated

basis
Liquidity coverage ratio
USD bn, except where indicated Average 4Q24
1
Average 4Q23
1
High-quality liquid assets 331.6 254.5
Total net cash outflows
2
178.2 134.3
Liquidity coverage ratio (%)
3
186.1 189.7
1 Calculated based on an average of 64 data points in the fourth quarter of 2024 and 63 data points in the fourth quarter of 2023.

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

were

compliant

with

these

requirements
throughout 2024.
Net stable funding ratio
The net stable funding ratio

(the NSFR) framework is intended

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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

102
As of 31 December 2024, the NSFR of UBS AG consolidated

increased 4.5 percentage points to 124.1%.
Available stable funding increased by USD 244.4bn to

USD 847.0bn, predominantly driven by the contribution

of Credit
Suisse after the merger, mainly reflecting deposit balances,

regulatory capital and debt issued.

Required stable funding increased by USD

178.7bn to USD 682.5bn, predominantly driven

by the contribution of Credit
Suisse after the merger, substantially reflecting lending assets.

›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the NSFR on a UBS Group AG consolidated

basis
Net stable funding ratio
USD bn, except where indicated 31.12.24 31.12.23
Available stable funding (ASF) 847.0 602.6
Required stable funding (RSF) 682.5 503.8
Net stable funding ratio (%) 124.1 119.6
Balance sheet and off-balance sheet
Balance sheet
The

balances

disclosed

in

this

section

represent

year-end

positions,

unless

indicated

otherwise.

Intra-period

balances
fluctuate in the ordinary course of business and may differ from year

-end positions. Refer to the “Consolidated financial
statements”

section of this report for more information about the development of UBS AG’s financial position. For more information about

the effects

of the

merger of

UBS AG

and Credit

Suisse AG

on the

balance sheet,

refer

to “Note

2
Accounting for the merger of

UBS AG and Credit Suisse

AG” in the “Consolidated financial

statements” section of this
report.
Balance sheet assets
Total

assets were USD 1,568.1bn

as of 31 December

2024. The increase

of USD 412.1bn compared

with 31 December
2023 was primarily

related to the merger

of UBS AG and

Credit Suisse AG, which

contributed USD 489.3bn in May

2024.
Cash

and

balances

at

central

banks

increased

by

USD 51.5bn,

mainly

reflecting

the

aforementioned

merger,

which
contributed USD 114.8bn in

May 2024. Excluding

the effects of

the merger, cash

and balances at

central banks decreased
by USD 63.3bn,

mainly due

to net

investments in

securities financing

transactions at

amortized cost,

the repayment

of
funding from the Swiss National

Bank (the SNB) and currency

effects,

partly offset by inflows from

the disposal of high-
quality liquid asset (HQLA) portfolio securities.
Lending

assets

increased

by

USD 171.7bn,

predominantly

reflecting

the

aforementioned

merger,

which

contributed
USD 229.8bn

in

May

2024.

Excluding

the

effects

of

the

merger,

lending

assets

decreased

by

USD 58.1bn,

primarily
reflecting currency effects and

negative net new loans

in Personal & Corporate

Banking and Global Wealth

Management.

Securities

financing

transactions

at

amortized

cost

increased

by

USD 44.2bn

to

USD 118.3bn,

reflecting

the
aforementioned

merger,

which

added

USD 28.4bn

in

May

2024.

Excluding

the

effects

of

the

merger,

there

was

an
increase of USD 15.8bn, mainly reflecting higher cash reinvestment in Group Treasury.

Trading assets increased by USD 24.1bn, mainly driven by the aforementioned merger, which contributed USD 15.5bn in
May 2024, with the remaining increase of USD 8.6bn reflecting a higher inventory held in the Investment Bank to hedge client positions.
Derivatives and

cash collateral

receivables on

derivative instruments

increased by

USD 66.4bn, mainly

as a

result of

the
aforementioned merger, which contributed USD 42.3bn

in May 2024. Excluding the effects of the merger,

there was an
increase

of

USD 24.1bn,

mainly

in

foreign

currency

contracts,

reflecting

market-driven

increases,

partly

offset

by

a
decrease in interest rate contracts,

primarily reflecting unwinding activities in Non-core and Legacy.
Brokerage

receivables

increased

by

USD 5.0bn,

mainly

reflecting

higher

client

activity

levels.

Other

financial

assets
measured

at

amortized

cost

increased

by

USD 5.0bn,

mainly

due

the

aforementioned

merger,

which

contributed
USD 10.9bn

in May

2024. Excluding

the

effects

of the

merger,

there

was

a

decrease

of USD

5.9bn,

mainly

reflecting
HQLA portfolio securities maturing.

Other financial assets measured at

fair value increased by USD 31.4bn to

USD 97.4bn, mainly reflecting the effects of

the
aforementioned merger,

which contributed USD

36.6bn in May

2024. Excluding the

effects of the

merger, there was

a
decrease of USD 5.2bn, mainly reflecting

unwinding activities in Non-core

and Legacy.

Non-financial assets increased by
USD 12.9bn, primarily reflecting the effects of the merger.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

103
Assets
As of % change from
USD bn 31.12.24 31.12.23 31.12.23
Cash and balances at central banks

223.3

171.8

30
Lending
1

605.5

433.8

40
Securities financing transactions at amortized cost

118.3

74.1

60
Trading assets

159.2

135.1

18
Derivatives and cash collateral receivables on derivative instruments

230.4

164.0

40
Brokerage receivables

25.9

20.9

24
Other financial assets measured at amortized cost

59.3

54.3

9
Other financial assets measured at fair value
2

97.4

66.0

48
Non-financial assets

48.8

35.9

36
Total assets

1,568.1

1,156.0

36
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

investment contracts

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

HQLA

and

unencumbered

positions

in

the

trading

portfolio

of

UBS AG.
Unencumbered

assets

also

includes

loans

and

advances

to

customers

and

amounts

due

from

banks.

Unencumbered
assets that

are considered

to be

available to

secure funding

at the

legal-entity level

may be

subject to

restrictions that
limit the total amount of assets available to UBS AG as a

whole.
›
Refer to “Note 23 Restricted and transferred financial

assets”

in the “Consolidated financial statements” section

of this report for
more information
Asset encumbrance as of 31 December 2024
USD bn
Encumbered
Unencumbered assets
Assets that cannot be
pledged as collateral Total Group
Assets pledged
as collateral
Assets otherwise
restricted and not
available to secure
funding
Balance sheet
Cash and balances at central banks

0.9
0.1

222.3
0.0 223.3
Amounts due from banks 2.5

15.6
0.0 18.1
Receivables from securities financing transactions
measured at amortized cost
118.3 118.3
Cash collateral receivables on derivative instruments 8.0

0.0
35.9 44.0
Loans and advances to customers

71.9
0.2

515.2
0.1 587.3
Other financial assets measured at amortized cost

8.7
1
4.2

37.7
8.7 59.3
Total financial assets measured at amortized cost

81.5
15.0

790.9
163.0 1,050.3
Financial assets at fair value held for trading

71.1
1
0.3

87.9
0.0 159.2
Derivative financial instruments 186.4 186.4
Brokerage receivables 25.9 25.9
Financial assets at fair value not held for trading

3.6
1
20.4

45.1
26.1 95.2
Total financial assets measured at fair value through
profit or loss

74.7
20.6

132.9
238.4 466.7
Financial assets measured at fair value through other
comprehensive income
1.9

0.3
2.2
Non-financial assets

21.6
27.2 48.8
Total balance sheet assets as of 31 December 2024

156.2
37.5

945.7
428.7 1,568.0
Total balance sheet assets as of 31 December 2023

115.5
30.7

723.0
286.7 1,156.0
Off-balance sheet
Fair value of securities accepted as collateral as of
31 December 2024

383.2
7.5

191.0
0.0 581.8
Fair value of securities accepted as collateral as of
31 December 2023

357.0
5.3

127.1
489.5
Total balance sheet assets and off-balance sheet
securities accepted as collateral as of 31 December 2024

539.4
45.0

1,136.8
2
428.7 2,149.8
Total balance sheet assets and off-balance sheet
securities accepted as collateral as of 31 December 2023

472.6

36.0

850.2
2

286.7

1,645.5
1 Includes assets pledged

as collateral that

may be sold or

repledged by counterparties.

The respective amounts

are disclosed in “Note

23 Restricted and

transferred financial assets”

in the “Consolidated financial
statements” section of this report.

2 Includes high-quality liquid assets (31 December 2024: USD 339.0bn; 31 December 2023: USD 261.7bn).

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

104
Balance sheet liabilities
Total liabilities were USD 1,473.4bn as of

31 December 2024. The

increase of USD 373.0bn compared with

31 December
2023 was primarily

related to the merger

of UBS AG and

Credit Suisse AG, which

contributed USD 429.7bn in May

2024.
Short-term borrowings were

broadly stable, with the

increase of USD 20.7bn

in May 2024 relating

to the effects

of the
aforementioned merger, broadly

offset by

the repayment of

the funding from

the SNB,

as well

as maturities of

commercial
paper and certificate of deposits.

Securities

financing

transactions

at

amortized

cost

increased

by

USD 9.0bn,

primarily

reflecting

the

effects

of

the
aforementioned merger.

Customer deposits

increased by

USD 193.8bn, with

an increase

of USD 224.6bn in

May 2024
relating to the aforementioned merger. Excluding the effects of the merger, there was a decrease of USD 30.8bn, mainly reflecting

currency

effects

and

net

new

deposit

outflows.

Funding

from

UBS

Group AG

measured

at

amortized

cost
increased

by

USD 40.6bn,

mainly

reflecting

the

effects

of

the

aforementioned

merger.

Debt

issued

designated

at

fair
value and

long-term debt

issued measured

at amortized

cost increased

by USD 54.3bn,

mainly reflecting

the effects

of
the aforementioned merger, which contributed USD 70.5bn in May 2024. Excluding the effects of the merger,

there was
a decrease of USD 16.2bn, mainly driven by net redemptions

and currency effects.
Derivatives and cash

collateral payables on derivative

instruments increased by USD 41.4bn

to USD 217.0bn. The increase
was mainly related

to the aforementioned

merger, which added

USD 39.7bn in May

2024. Excluding the

effects of the
merger, there was an increase of

USD 1.7bn, mainly reflecting an increase in foreign

currency contracts in the Investment
Bank,

largely

offset

by

a

decrease

in

interest

rate

contracts,

primarily

reflecting

unwinding

activities

in

Non-core

and
Legacy. Brokerage payables increased by USD 6.7bn, mainly

reflecting higher client activity levels as on the asset

side.
Other financial liabilities

measured at amortized

cost increased by

USD 9.1bn, Other financial

liabilities measured at

fair
value increased by USD 6.6bn and Non-financial liabilities increased by USD 7.8bn, all mostly due to the aforementioned merger.

›
Refer to the “Capital management” section of

this report for more information

Equity
Equity attributable to shareholders increased

by USD 38,769m to USD 94,003m

as of 31 December 2024.

This

increase

was

mainly

driven

by

the

effects

of

the

merger

of

UBS AG

and

Credit

Suisse AG,

which

resulted

in

an
increase

in

equity

of

USD 41,432m

as

of

the

date

of

the

merger

and

total

comprehensive

income

attributable

to
shareholders

of

USD 747m,

reflecting

net

profit

of

USD 1,481m

and

negative

other

comprehensive

income

(OCI)

of
USD 735m.

OCI mainly

included

negative

OCI related

to foreign

currency

translation

of USD 1,261m

,

partly

offset

by
cash flow hedge OCI of USD 635m.

These increases were partly offset by a dividend distribution of USD 3,000m to UBS Group AG.
›
Refer to the “UBS AG consolidated performance”

and “Consolidated financial statements” sections

of this report for more
information about OCI
›
Refer to the “Reconciliation of equity under IFRS

Accounting Standards to Swiss SRB common equity tier

1 capital” table in this
section for more information about the effects of OCI on common equity tier 1 capital
Liabilities and equity
As of % change from
USD bn 31.12.24 31.12.23 31.12.23
Short-term borrowings
1,2

53.9

54.0

0
Securities financing transactions at amortized cost

14.8

5.8

156
Customer deposits

749.5

555.7

35
Funding from UBS Group AG measured at amortized cost

107.9

67.3

60
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

173.1

118.8

46
Trading liabilities

35.2

31.7

11
Derivatives and cash collateral payables on derivative instruments

217.0

175.6

24
Brokerage payables

49.0

42.3

16
Other financial liabilities measured at amortized cost

21.8

12.7

71
Other financial liabilities designated at fair value

34.0

27.4

24
Non-financial liabilities

17.0

9.2

85
Total liabilities

1,473.4

1,100.4

34
Share capital

0.4

0.4

0
Share premium

84.8

24.6

244
Retained earnings

7.8

28.2

(72)
Other comprehensive income
3

1.0

2.0

(49)
Total equity attributable to shareholders

94.0

55.2

70
Equity attributable to non-controlling interests

0.7

0.3

98
Total equity

94.7

55.6

70
Total liabilities and equity

1,568.1

1,156.0

36
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

2 The classification of debt issued measured at amortized cost into short-
term and long-term is

based on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

3 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

105
Liabilities by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 31.12.24 31.12.23 31.12.24 31.12.23 31.12.24 31.12.23 31.12.24 31.12.23
Short-term borrowings 53.9 54.0 22.5 35.6 5.7 4.3 11.7 5.9
of which: amounts due to banks 23.3 16.7 8.1 8.1 5.4 3.9 3.1 0.7 of which: short-term debt issued
1,2
30.5 37.3 14.5 27.6 0.3 0.3 8.6 5.2
Securities financing transactions at amortized cost
14.8 5.8
7.9 5.1 3.8 0.0 2.9 0.3
Customer deposits 749.5 555.7 312.5 236.4 298.2 216.0 71.5 51.5 of which: demand deposits 225.0 146.2 55.7 36.8 108.7 61.5 33.2 24.7 of which: retail savings / deposits 182.3 152.7 34.9 28.9 143.3 119.2 4.0 4.5 of which: sweep deposits 41.9 41.0 41.9 41.0 0.0 0.0 0.0 0.0 of which: time deposits 300.3 215.8 179.9 129.6 46.1 35.4 34.3 22.3
Funding from UBS Group AG measured at amortized cost
107.9 67.3 74.4 44.6 2.6 2.0 27.6 18.9
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2
173.1 118.8 86.2 75.2 40.5 18.8 30.4 14.4
Trading liabilities 35.2 31.7 14.4 12.0 1.3 1.0 10.0 8.9
Derivatives and cash collateral payables on derivative instruments 217.0 175.6 183.4 146.7 4.4 4.1 18.3 15.2
Brokerage payables 49.0 42.3 38.1 31.4 0.5 0.7 3.4 2.4
Other financial liabilities measured at amortized cost

21.8 12.7 12.9 7.6 3.2 1.9 1.9 1.0
Other financial liabilities designated at fair value
34.0 27.4
6.5 5.7 0.1 0.1 5.6 4.1
Non-financial liabilities

17.0 9.2 8.7 2.4 3.2 2.0 2.5 2.5
Total liabilities 1,473.4 1,100.4 767.5 602.7 363.3 251.0 185.8 125.0
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

Accounting Standards,

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

in Notes 10, 11,

18, 20, 21h,

23 and 28

in the “Consolidated

financial
statements” section of this report .

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

106
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
Guarantees

represent

irrevocable

assurances

that,

subject

to

the

satisfying

of

certain

conditions,

UBS AG

will

make
payments if its clients fail to fulfill their obligations to third parties. As of 31 December 2024, the net exposure (i.e. gross values less sub-participations) from guarantees and

similar instruments was USD 38.4bn, compared

with USD 31.5bn as
of

31 December

2023.

The

increase

of

USD 6.9bn

mainly

reflected

the

effect

of

the

merger

of

UBS AG

and

Credit
Suisse AG, partly offset by business

-driven lower volumes. Fee

income from issuing guarantees

compared with total net
fee and commission income was insignificant for both 2024 and

2023.
UBS AG also enters

into commitments to

extend credit

in the form

of credit lines

available to secure

the liquidity needs
of clients. For the majority of irrevocable loan commitments, UBS AG is committed to provide credit at any time within a
contractual maturity period of

up to three

years from the

balance sheet date.

During 2024, irrevocable

loan commitments
increased by USD 35.6bn to

USD 79.6bn and committed unconditionally revocable

credit lines increased by

USD 101.5bn
to

USD 148.9bn,

both

predominantly

driven

by

the

aforementioned

merger.

Forward

starting

reverse

repurchase

and
securities

borrowing

agreements

increased

by USD

14.5bn,

mainly

reflecting

fluctuations

in

levels

of business

division
activity in short-dated securities financing transactions.
Off-balance sheet
As of % change from
USD bn 31.12.24 31.12.23 31.12.23
Guarantees
1,2
38.4 31.5 22
Irrevocable loan commitments
1
79.6 44.0 81
Committed unconditionally revocable credit lines 148.9 47.4 214
Forward starting reverse repurchase and securities borrowing agreements 24.9 10.4 140
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.
If customers

fail to

meet their

obligations, the

maximum exposure

to credit

risk of

UBS AG is

generally the

contractual
amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same
risk management

and control

framework.

In 2024,

UBS AG recognized

net credit

loss releases

of USD 11m

related to
irrevocable loan commitments,

guarantees and

other credit facilities

in the scope

of expected

credit loss measurement,
compared with

net credit

loss releases

of USD

13m in

2023. Provisions

recognized for

irrevocable

loan commitments,
guarantees

and

other

credit

facilities

in

the

scope

of

expected

credit

loss

measurement

were

USD 332m

as

of
31 December 2024, compared with USD 188m as of 31

December 2023.
›
Refer to “Note 10 Financial

assets at

amortized

cost and

other positions

in scope

of expected

credit loss

measurement”

and “Note 20
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
Support provided to non-consolidated investment funds
In 2024, UBS

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
Deposit insurance
Swiss banking

law and

the deposit

insurance system

require Swiss

banks and

securities dealers

to jointly

guarantee an
amount of

up to

CHF 7.9bn

for privileged

client deposits

in the

event that

a Swiss

bank or

securities dealer

becomes
insolvent. As of 31 December 2024, FINMA

estimates UBS AG’s share in the

deposit insurance system to be CHF 1.6bn.
This

represents

a

contingent

payment

obligation

and

exposes

UBS AG

to

additional

risk.

As

of

31 December

2024,
UBS AG considered the probability of a

material loss from its obligations to be remote.
UBS AG is

also subject to,

or is

a member of,

other deposit protection

schemes in other

countries. However, no

contingent
payment obligation existed as of 31 December 2024 from

any other material scheme.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

107
Material cash requirements
The material cash

requirements of UBS AG

as of

31 December 2024 are

represented by the

residual contractual maturities
for non-derivative and

non-trading financial

liabilities included

in the table

presented in

“Note 24b Maturity

analysis of
financial liabilities on an undiscounted basis”

in the “Consolidated financial statements”

section of this report. Included
in

that

table

are

Debt

issued

designated

at

fair

value

(USD 114.1bn),

Debt

issued

measured

at

amortized

cost
(USD 108.5bn) and

Funding from

UBS Group

AG measured

at amortized

cost (USD

143.8bn). The

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

“Note 24b

Maturity

analysis

of

financial
liabilities on an undiscounted basis” in the “Consolidated

financial statements” section of this report.
Cash flows
As we are a global financial institution, our cash flows are complex and often may bear little relation to our net earnings and net

assets.

Consequently,

we believe

that a

traditional cash

flow analysis

is less

meaningful when

evaluating

our
liquidity position than the

liquidity,

funding and capital

management frameworks and

measures described elsewhere

in
this section.
›
Refer to the “Liquidity and funding management”

section of this report for more information
Cash and cash equivalents
As of

31 December 2024,

cash and

cash equivalents

totaled USD 243.4bn,

an increase

of USD 52.9bn

compared with
31 December

2023,

driven

by net

cash

inflows

from

investing activities.

These

inflows

were

partly

offset

by

net

cash
outflows

from

financing

and

operating

activities,

as

well

as

negative

foreign

exchange

effects,

largely

reflecting

the
strengthening of the US dollar against the Swiss franc

in 2024.

Operating activities
Net cash outflows from operating activities were USD 27.1bn in 2024, compared with outflows of USD 28.2bn in 2023.
The net negative change in operating assets and liabilities of USD 41.7bn was mainly driven by a USD 27.6bn movement
in financial assets and liabilities at fair value

held for trading and derivative financial

instruments, a USD 19.6bn increase
in receivables from

securities financing transactions

measured at amortized

cost, outflows from

a USD 13.4bn decrease
in customer

deposits

and

a

USD 6.1bn

negative

movement

in

cash

collateral

on

derivative

instruments.

These

effects
were

partly offset

by inflows

from

a

USD 21.2bn

decrease

in loans

and advances

to customers

,

a

USD 2.3bn

positive
movement

in

financial

assets

at

fair

value

not

held

for

trading

and

a

USD 1.8bn

positive

movement

in

brokerage
receivables

and

payables.

Non-cash

items

included

in

net

profit

and

other

adjustments

are

mainly

to

remove

the

net
impact of non-cash effects in the balance sheet, such as

foreign currency effects.

Investing activities
Investing activities resulted in a

net cash inflow of USD 122.4bn

in 2024, compared with a

net outflow of USD 4.9bn in
2023, primarily reflecting the effect of cash and cash equivalents acquired upon the merger of

UBS AG and Credit Suisse
AG in the amount

of USD 121.3bn, as well as

net inflows from debt securities

measured at amortized cost of

USD 2.4bn.
Financing activities
Financing activities

resulted in a net cash outflow of USD 32.1bn in 2024, compared with inflow of USD 19.7bn in 2023, mainly

due

to USD

15.3bn

of net

cash

used

to repay

debt

designated

at fair

value

and long-term

debt

measured

at amortized
cost, USD

10.3bn repayment

of funding

from the

Swiss National

Bank, and

USD 6.2bn

of net

cash used

to repay

short-term
debt measured

at amortized cost.

These outflows

were partly offset

by net issuance

proceeds of USD

3.6bn from securities
financing transactions

measured at amortized

cost.

›
Refer to “Primary financial statements and share information”

in the “Consolidated financial statements” section

of this report for
more information about cash flows
Statement of cash flows (condensed)
For the year ended
USD bn
31.12.24
31.12.23
Net cash flow from / (used in) operating activities (27.1) (28.2)
Net cash flow from / (used in) investing activities 122.4 (4.9)
Net cash flow from / (used in) financing activities (32.1) 19.7
Effects of exchange rate differences on cash and cash equivalents

(10.3) 8.7
Net increase / (decrease) in cash and cash equivalents

52.9 (4.7)
Cash and cash equivalents at the end of the year

243.4 190.5

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Currency management

108
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

UBS AG

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
UBS AG subsidiaries

follow a similar

monthly sell-down

process into

their own

functional currencies.

Retained earnings
in subsidiaries and branches

with a functional currency

other than the US

dollar are integrated

and managed as part

of
UBS AG’s net investment hedge accounting program.

Annual Report 2024 |
Corporate governance

Corporate governance
Management report
Audited information according to the Swiss law and applicable regulatory requirements and guidance
Disclosures

provided

are

in

line

with

the

requirements

of

the

Swiss

Code

of

Obligations

(tables

containing

such
information are marked as “Audited” throughout this section),

as well as other applicable regulations and guidance.

110
Corporate governance
110
Operational structure
110
Share capital structure
111
Shareholders’ participation rights
112
Board of Directors
122
Executive Board
131
Change of control and defense measures
131
Auditors
133
Information policy

Annual Report 2024 |
Corporate governance

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

amended on 23 April

2024, is the operation

of a bank and

its scope extends to

a
full range of financial services activities in Switzerland and abroad.

As a

non-US

company

with

securities listed

on

the

New

York

Stock

Exchange

(the NYSE),

UBS AG

complies

with the
relevant corporate

governance standards

applicable to

foreign private

issuers listing

debt securities.

In addition,

it also
follows

the

standards

established

in

the

Swiss

Code

of

Best

Practice

for

Corporate

Governance.

The

Organization
Regulations of UBS

AG, adopted by the

Board of Directors

of UBS AG (the

BoD) based on

Art. 716b of

the Swiss Code
of

Obligations

and

Art.

24

and

26

of

the

Articles

of

Association

of

UBS

AG

(the

AoA),

constitute

UBS

AG’s

primary
corporate governance guidelines.
Operational structure

Operational structure
As at 31 December 2024, the operational structure

of UBS AG is composed of

the Global Wealth Management, Personal
& Corporate Banking, Asset

Management, the Investment Bank,

and Non-core and Legacy

business divisions, as well as
Group functions.
›
Refer to the “Our businesses” section of this

report for more information about our business divisions

and Group functions
Share capital structure
Ordinary share capital
At the

end of

2024, UBS

AG had

3,858,408,466 issued

fully paid

registered shares,

with a

nominal value

of USD 0.10
each, equating to a share capital of USD 385,840,846.60.

Under Swiss company

law, shareholders

must approve, in

a general meeting

of shareholders, any

increase or reduction
in the ordinary share capital, the creation of conditional share capital or the introduction of a capital band.

Conditional capital
At year-end 2024, the following conditional capital was

available to the BoD.

–
Conditional

capital

in

the

amount

of

USD 38,000,000,

for

the

issuance

of

a

maximum

of

380,000,000

fully

paid
registered shares with a nominal value of USD 0.10 each, to be issued through the voluntary or mandatory exercise of conversion rights and /

or warrants granted

in connection with the

issuance of bonds or

similar financial instruments
on

national

or

international

capital

markets.

This

conditional

capital

allowance

was

approved

at

the

Extraordinary
General

Meeting

(the

EGM)

held

on

26 November

2014,

having

originally

been

approved

at

the

Annual

General
Meeting (the AGM) of UBS AG on 14 April 2010. The BoD has

not made use of such allowance.
›
Refer to article 4a of the AoA for more information

about the terms and conditions of the issue

of shares out of existing
conditional capital – the AoA are available at

ubs.com/governance

Annual Report 2024 |
Corporate governance

Conversion capital
On 31

December 2024, UBS

AG had

conversion capital in

the amount of

USD 70,000,000, for the

issuance of

a maximum
of 700,000,000 fully paid registered shares

with a nominal value of USD 0.10 each. The issuance

of fully paid registered
shares only occurs

through the mandatory conversion

of claims arising

upon the occurrence of

one or more

trigger events
under financial market

instruments with contingent

conversion features issued

by UBS AG.

The creation of

this conversion
capital was approved at the AGM held on 23 April 2024.
›
Refer to article 4b of the AoA for more information

about the terms and conditions of the

issue of shares out of existing
conversion capital – the AoA are available at

ubs.com/governance
Capital band and reserve capital
As of the date of this report, UBS AG had not introduced

any capital band or any reserve capital

.
Shares

UBS AG has

a single class

of shares, which

are registered

shares in the

form of uncertificated

securities (in the

sense of
the Swiss Code of

Obligations) and intermediary

-held securities (in

the sense of the

Swiss Federal Act on

Intermediated
Securities). Each registered

share has a

nominal value

of USD 0.10 and

carries one vote.

UBS AG imposes

no limitation
on the rights to own its securities.
Dividend distributions

The decision to pay a dividend

and the amount of any dividend

depend on a variety of factors, including

our profits, cash
flow generation and capital ratios.

For the 2024 financial year, the BoD is proposing at the 2025 AGM to the shareholder for approval an ordinary dividend
distribution of

USD 6,500m,

to be

paid out

shortly after

the AGM,

and the

appropriation of

USD 6,500m

to a

special
dividend reserve. The decision on

the distribution of the special dividend is

intended to be made at

an EGM in the second
half of 2025, considering any proposed requirements from

Switzerland’s ongoing review of its capital regime.
On 31 December 2024,

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

certain specific issues, the

Swiss Code of Obligations

requires a positive

vote from a two-thirds

majority
of the

votes represented

at the given

general meeting

and from

a majority

of the

nominal value

of shares

represented
thereat. Such issues include creating shares with privileged voting rights, introducing restrictions on the transferability of
registered shares, creating conditional capital or introducing a capital band or reserve capital and restricting or excluding
shareholders’ preemptive rights.

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

year (i.e.

31 December). In

2025, the

AGM will
take place on 8 April.
EGMs

may

be

convened

whenever

the

BoD

or

the

auditors

consider

it

necessary.

Shareholders

individually

or

jointly
representing at least

10% of the

share capital may

at any time,

including during an

AGM, require, by

way of a

written
statement, that an EGM be convened to address a specific

issue they put forward.

Annual Report 2024 |
Corporate governance

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

Members of the Board of Directors
Non-executive
members of the

Board Position
Initial
election
Step
down UBS business address
Colm Kelleher Chairman of the BoD 2022 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Lukas Gähwiler Vice Chairman /
member of the Risk Committee
2022 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Jeremy Anderson Chairperson of Audit Committee 2018 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Claudia Böckstiegel Member of the BoD 2021

8.4.2025
Bahnhofstrasse 45, 8001 Zurich, Switzerland
William C. Dudley
Member of the Risk Committee 2019 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Patrick Firmenich Member of the Audit Committee 2021 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Fred Hu Member of the Compensation Committee
(as of 23.4.2024)
2018 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Mark Hughes Chairperson of the Risk Committee 2020

Bahnhofstrasse 45, 8001 Zurich, Switzerland
Gail Kelly Member of the BoD 2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Nathalie Rachou
Member of the Audit Committee (as of
24.4.2024) / member of the Risk Committee
(until 24.4.2024)
2020

8.4.2025
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Julie G. Richardson
Chairperson of the Compensation
Committee / member of the Risk Committee
2017

Bahnhofstrasse 45, 8001 Zurich, Switzerland
Dieter Wemmer
Member of the Audit Committee /

member of the Compensation Committee
(both until 24.4.2024)
2016 23.4.2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Jeanette Wong
Member of the Audit Committee /

member of the Compensation Committee
2019 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Renata Jungo
Brüngger
Candidate to the UBS AG Board Proposed
for election
at the 2025
AGM
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Lila Tretikov Candidate to the UBS AG Board Proposed
for election
at the 2025
AGM
Bahnhofstrasse 45, 8001 Zurich, Switzerland
No current

BoD member

has either

an employment

contract

or a

significant business

connection to

UBS or

any of

its
subsidiaries. No member of the

BoD currently carries out operational

management tasks within the Group.

Except for the
Vice Chairman,

who was

Chairman of

UBS Switzerland

AG until

April 2022,

and Gail

Kelly, who

was a

Senior Global
Advisor for UBS until September 2023, no

BoD member has carried out operational management tasks within the Group
over the

past three

years. All

members of

the BoD

are also

members of

UBS Group

AG’s Board

of Directors,

and committee
membership is the same for both entities.

In 2024, the

BoD had three

permanent committees:

the Audit Committee,

the Compensation

Committee and

the Risk
Committee.
The following biographies provide information about the BoD members who were in office after the 2024 AGM and the
Company Secretary.

Annual Report 2024 |
Corporate governance

Colm Kelleher
Chairman of the Board of Directors,

independent and non-
executive member of the Board since 2022
Nationality:

Irish |
Year of birth:

1957
Colm Kelleher

was elected

Chairman of

UBS in April

2022. In

March 2023,
he

led

the successful

negotiations for

UBS

to acquire

the Credit

Suisse
Group. He served as

President of Morgan Stanley until

retiring from that
firm

in

2019,

overseeing

both

the

Institutional

Securities

Business

and
Wealth

Management.

Before

that,

he

was

Co-President

and

then
President

of

Morgan

Stanley

Institutional

Securities.

During

the

global
financial

crisis,

he

held

the

position

of

CFO

and

Co-Head

Corporate
Strategy from 2007 to 2009.

Mr. Kelleher is a well-respected leader in

the
financial services sector. His 30-year

career with Morgan Stanley

attests to
his

solid

leadership

experience

in

banking

and

excellent

relationships
around the

world. He

has a

deep understanding

of the

global banking
landscape

and

broad

banking

experience

across

all

the

geographical
regions and major business areas in which UBS operates.
Professional experience
2016 – 2019
President,

Morgan Stanley, responsible for Institutional
Securities and Wealth Management
2011 – 2016
CEO of Morgan Stanley International, Morgan

Stanley
2013 – 2015
President, Institutional Securities, Morgan Stanley
2010 – 2012
Co-President, Institutional Securities, Morgan Stanley
2007 – 2009
CFO and Co-Head Corporate Strategy, Morgan Stanley
2006 – 2007
Head Global Capital Markets, Morgan Stanley
2004 – 2006
Co-Head Fixed Income, Europe, Morgan Stanley
1989 – 2004
Various roles, Morgan Stanley
Education
– Master’s degree, modern history, the University of Oxford
–
Fellow of the Institute of Chartered Accountants in England

and
Wales
Listed company boards
–
Member of the Board of Norfolk Southern Corporation

(chair of the
finance and risk management committee)
Other activities and functions
–
Chairman of the Board of Directors of UBS Group AG

– Member of the Board of Directors of the Bretton Woods Committee
– Member of the Board of the Swiss Finance Council
– Member of the International Monetary Conference
– Member of the Board of the Bank Policy Institute
– Member of the Board of Americans for Oxford
– Visiting Professor of Banking and Finance, Loughborough Business
School
– Member of the European Financial Services Round Table
– Member of the European Banking Group
–
Member of the International Advisory Council

of the China Securities
Regulatory Commission
–
Member of the Chief Executive’s Advisory Council (Hong

Kong)
Key competencies
–
Banking (wealth management, asset management, personal

and
corporate banking)

and insurance
– Investment banking, capital markets
– Finance, audit, accounting
– Risk management, compliance and legal
Leadership experience
– CEO, Chairman

Annual Report 2024 |
Corporate governance

Lukas Gähwiler
Vice Chairman, non-independent and non-executive
member of the Board since 2022
– Member of the Risk Committee since 2023
Nationality:

Swiss |
Year of birth:

1965
Lukas

Gähwiler

brings

a

wealth

of

industry

experience

and

an

in-depth
understanding

of

UBS

to

the

Board

of

Directors

of

UBS.

He

served

as
Chairman

of

the

Board

of

UBS

Switzerland

AG

for

five

years

and

was
previously a

member of

the Group

Executive Board

of UBS

and President
UBS Switzerland,

responsible for

the private

clients, wealth

management,
corporate

and

institutional

clients,

investment

banking,

and

asset
management businesses in UBS’s

home market. Before

joining UBS, Mr.
Gähwiler worked for Credit Suisse for over

twenty years, his last role being
Chief Credit

Officer, Global

Private and

Corporate Banking.

In addition

to
his

leadership

and

industry

experience

across

all

parts

of

the

banking
business, his

strong connections

and network,

particularly in

Switzerland,
are instrumental

for the

firm. After

the acquisition

of the

Credit Suisse

Group
in 2023,

Mr. Gähwiler served

as Chairman

of Credit Suisse

AG.
Professional experience
2023 – May 2024
Chairman of the Board of Directors of Credit Suisse AG
2017 – 2022
Chairman of the Board of Directors

of UBS Switzerland AG
2010 – 2016
Member of the Group Executive Board,
UBS and President UBS Switzerland
2003 – 2010
Chief Credit Officer, Global Private and Corporate
Banking, Credit Suisse
2002 – 2003
Head Credit Risk Management, Corporate Clients
Switzerland, Credit Suisse
1998 – 2001
Chief of Staff to CEO, Private and Corporate Clients,
Credit Suisse
1990 – 1998
Various senior front office roles in Corporate Clients in
Switzerland and North America, Credit Suisse
1981 – 1986
Client Advisor Retail and Wealth Management,
St.Galler Kantonalbank
Education
– Advanced Management Program, Harvard Business School
–
MBA program, International Bankers School, New

York
– Bachelor’s degree, business administration, University of Applied
Sciences, St. Gallen
Non-listed company boards
– Vice Chairman of the Board of Directors of Pilatus Aircraft Ltd
– Member of the Board of Directors of Ringier AG
Other activities and functions

–
Vice Chairman of the Board of Directors of UBS Group AG

– Member of the Board and Board Committee of economiesuisse
–
Chairman of the Employers Association of Banks in

Switzerland
– Member of the Board of Directors of the Swiss Employers Association
– Member of the Board of Directors and the Board of Directors
Committee of the Swiss Bankers Association
– Member of the Board of the Swiss Finance Council
– Member of the Board of Trustees of Avenir Suisse
Key competencies
–
Banking (wealth management, asset management, personal

and
corporate banking)

and insurance
–
Finance, audit, accounting

– Risk management, compliance and legal
– Human resources management, including compensation
Leadership experience
– CEO, Chairman
Jeremy Anderson
Independent and non-executive member of the

Board since
2018
– Chairperson of the Audit Committee since 2018
Nationality:

British |
Year of birth:

1958
Jeremy Anderson is a financial services veteran, with more than 30 years’
experience working

in the

banking and

insurance sector

in an

advisory
capacity,

covering a broad

range of topics,

including strategy,

audit and
risk management,

technology-enabled transformation,

mergers, and

bank
restructuring. Before retiring from KPMG in

2017, he was its

Chairman of
Global Financial Services.

Mr. Anderson is also an IT

expert, having started
out

as

a

software

developer

in

the

early

1980s,

before

working

in

IT
consulting and developing a broad

knowledge of systems integration

and
IT outsourcing services,

as well as

software development.

He cemented

his
reputation as a

tech specialist by

becoming a

founding sponsor

of KPMG’s
Global Fintech Network in 2014.
Professional experience
2010 – 2017
Chairman of Global Financial Services, KPMG International
2008 – 2011
Head of Clients and Markets KPMG Europe, KPMG
International
2006 – 2011
Head of Financial Services KPMG Europe, KPMG
International
2004 – 2006
Head of Financial Services KPMG UK, KPMG International
2002 – 2004
Member of the Group Management Board and Head of
UK operations, Atos Origin SA
1985 – 2002
KPMG consulting UK, KPMG
1980 – 1985
Software developer, Triad

Computing Systems
Education
– Bachelor’s degree, economics, University College London
Listed company boards
–
Member of the Board of Prudential plc (chair of the

risk committee)
Non-listed company boards
– Chairman of Lamb’s Passage Holding Ltd
Other activities and functions
–
Member of the Board of Directors of UBS Group AG

– Member of the Board of Credit Suisse International
– Trustee of the UK’s Productivity Leadership Group
Key competencies
–
Banking (wealth management, asset management, personal

and
corporate banking)

and insurance
– Finance, audit, accounting
– Risk management, compliance and legal
–
Technology,

including artificial intelligence and cybersecurity
Leadership experience
– Executive board leadership

Annual Report 2024 |
Corporate governance

Claudia Böckstiegel
Independent and non-executive member of the Board since

2021

Nationality:

Swiss and German |
Year of birth:

1964
Claudia

Böckstiegel

has

been

General

Counsel

and

a

member

of

the
Enlarged

Executive

Committee

of

Roche

Holding

AG

since

2020.

She
started

her

professional

career

as

an

attorney

in

private

practice

in
Germany,

then

joined

the

Swiss

pharmaceutical

company

Roche

in
Germany in 2001

and subsequently

held various global

legal management
positions in Switzerland. Ms. Böckstiegel brings a wealth

of know-how in
a highly regulated

sector,

including safety,

health,

and environment and
sustainability.

Her responsibilities

at Roche

Holding AG

include a

broad
range of topics, such as patents, audit and risk

advisory, and compliance.
Professional experience
2020 – date
General Counsel and member of the Enlarged Executive
Committee, Roche Holding AG
2016 – 2020
Head of Legal Diagnostics, F. Hoffmann-La Roche Ltd,
Basel, Switzerland, Roche Group
2010 – 2016
Head Legal Business, Roche Diagnostics International

Ltd,
Rotkreuz, Switzerland, Roche Group
2005 – 2010
Head Legal Business, Roche Diagnostics GmbH,
Mannheim, Germany, Roche Group
2001 – 2005
Legal Counsel, Roche Diagnostics GmbH, Mannheim,
Germany, Roche Group
1995 – 2001
Attorney (Partner), Philipp & Littig, Mannheim, Germany
1992 – 1995
Attorney (Associate), Dr. Hermann Büttner, Karlsruhe,
Germany
Education
– Master’s degree, law, Universities of Mannheim and Heidelberg
– Master of Laws (LL.M.), Georgetown University, Washington, DC
Listed company boards
–
Member of the Enlarged Executive Committee of Roche

Holding AG
Other activities and functions
–
Member of the Board of Directors of UBS Group AG

–
Member of the Chairman’s Committee of the Board of

the Chamber
of Commerce Germany-Switzerland
Key competencies
– Finance, audit, accounting
– Risk management, compliance and legal
– Regulatory authority, central bank
– Environmental, social and governance (ESG)
Leadership experience
– Executive board leadership
William C. Dudley
Independent and non-executive member of the Board since

2019
– Member of the Risk Committee since 2019
Nationality:

American (US) |
Year of birth:

1953
William C. Dudley served as

the President and CEO of the

Federal Reserve
Bank of New York for nine

years. He demonstrated

exceptional leadership
in monetary

policy and as

a top

regulator,

including during the

years of
the global financial crisis. During that period, his additional area of focus
included

cultural

behavior

and

social

and

governance

topics

in

the
financial

services

industry.

He

also

served

as

the

Vice

Chairman

and

a
permanent member of the Federal Open Market Committee. Mr.

Dudley
brings a

wealth of

experience in

banking and

research thanks

to his

former
management positions at

Goldman Sachs

Group and

Morgan Guaranty
Trust.
Professional experience
2009 – 2018
President and CEO, the Federal Reserve Bank of New York
2007 – 2009
Executive Vice President and Head Markets Group,
the Federal Reserve Bank of New York
2006
Senior advisor (part-time), Goldman Sachs Group
2002 – 2005
Partner and Director US Economic Research Group,
Goldman Sachs Group
1996 – 2002
Managing Director and Director US Economic Research
Group, Goldman Sachs Group
1983 – 1996
Economist at Goldman Sachs Group, Morgan Guaranty
Trust Company,

and Board of Governors of the Federal
Reserve System
Education
– Bachelor of Arts, New College of Florida
– Doctorate, economics, University of California, Berkeley
Non-listed company boards
– Member of the Advisory Board of Suade Labs
Other activities and functions
–
Member of the Board of Directors of UBS Group AG

–
Senior Advisor to the Griswold Center for Economic Policy

Studies,
Princeton University
– Member of the Group of Thirty
– Member of the Council on Foreign Relations
– Chairman of the Bretton Woods Committee Board of Directors
–
Member of the Board of the Council for Economic

Education
Key competencies
– Investment banking, capital markets
– Risk management, compliance and legal
– Regulatory authority, central bank
– Environmental, social and governance (ESG)
Leadership experience
– CEO, Chairman

Annual Report 2024 |
Corporate governance

Patrick Firmenich
Independent and non-executive member of the Board since

2021
– Member of the Audit Committee since 2021
Nationality:

Swiss |
Year of birth:

1962
Patrick Firmenich

was Chairman

of the

Board of

Firmenich International
SA, a privately owned

fragrances and flavorings company,

from 2016 to
2023 and

its CEO

for 12

years. In

2023, he

became Vice

Chairman of
dsm–firmenich,

a

listed

company.

He

has

demonstrated

his
entrepreneurial

leadership

by

significantly

advancing

the

Firmenich
group’s

global

position

through

organic

and

in-organic

growth

and
succeeded in

transforming the

organization to

continuously respond

to
client

needs

and

the

market

environment.

He

developed

an

ambitious
sustainability strategy for the group

to lead the industry

in health, safety
and environmental performance.

Before joining Firmenich,

he held several
positions

in

the

legal

and

banking

sectors,

including

working

as

an
international investment banking analyst.
Professional experience
2016 – 2023
Chairman of the Board of Firmenich International

SA,
Geneva
2014 – 2016
Vice Chairman of the Board, Firmenich International

SA,
Geneva
2002 – 2014
CEO, Firmenich SA, Geneva
2001 – 2002
Corporate Vice President, Special Operations,
Firmenich SA, Geneva
1997 – 2001
Vice President Fine Fragrance worldwide and
Président Directeur Général, Firmenich & Cie, Paris,
and Firmenich Inc, New York
1993 – 1997

Vice President Fine Fragrance North America,
Firmenich Inc, New York
1990 – 1993
Account Manager, Firmenich & Cie, Paris
1988 – 1989
Analyst, International Investment Banking,

Credit Suisse
First Boston
1988
Production administrator, Firmenich SA de CV, Mexico
1984 – 1986
Attorney, Business Law, Patry,

Junet, Simon & Le Fort,
Geneva
Education
–
Master’s degree, law, University of Geneva, admitted to the bar in Geneva
– MBA, INSEAD Fontainebleau
Listed company boards
–
Vice Chairman of the Board of dsm–firmenich (chair of

the
governance and nomination committee)
Other activities and functions
–
Member of the Board of Directors of UBS Group AG

– Member of the Board of Directors of INSEAD and La Fondation
Mondiale INSEAD
– Member of the Advisory Council of the Swiss Board Institute
Key competencies
– Finance, audit, accounting
– Risk management, compliance and legal
– Human resources management, including compensation
– Environmental, social and governance (ESG)
Leadership experience
– CEO, Chairman
Fred Hu
Independent and non-executive member of the Board since

2018
– Member of the Compensation Committee since 2024
Nationality:

Chinese |
Year of birth:

1963
Fred Hu has been the Chairman and CEO of Primavera Capital Group, an
Asia-based private investment firm focused on emerging technology and innovative industries, since

founding it

in 2010.

In that

role he

oversees
the

overall

strategy,

talent

development, and

culture

and

assumes

the
primary

responsibilities

for

establishing

and

maintaining

the

long-term
partnerships

with

global

investors.

Prior

to

that,

he

was

a

Partner

and
Chairman for

Greater China

at Goldman

Sachs. Mr.

Hu has

a profound
understanding

of

China’s

economy

and

rapidly

developing

financial
system,

and

a

vast

amount

of

experience

in

founding,

advising

and
investing in leading firms in

the tech, consumer and

health-care sectors in
China and

globally.

He has

worked at

the IMF

and advised

the Chinese
government on economic policy.
Professional experience
2010 – date
Founder, Chairman and CEO, Primavera Capital Group,
China
2008 – 2010
Partner and Chairman of Greater China, Goldman Sachs
2004 – 2008
Partner and Co-Head, Investment Banking, China,
Goldman Sachs
Education
– Master’s degree, engineering science, Tsinghua University
– Master’s degree and doctorate, economics, Harvard University
Listed company boards
– Non-executive Chairman of the Board of Yum China Holdings (chair of the nomination and governance committee)
–
Member of the Board of ICBC (chair of the nomination

committee)
Non-listed company boards
– Chairman of Primavera Capital Ltd
Other activities and functions
–
Member of the Board of Directors of UBS Group AG

– Trustee of the China Medical Board
– Co-Chairman of the Nature Conservancy Asia Pacific Council
– Member of the Board of Trustees, the Institute for Advanced Study
Key competencies
–
Banking (wealth management, asset management, personal

and
corporate banking)

and insurance
– Investment banking, capital markets
–
Technology,

including artificial intelligence and cybersecurity
– Regulatory authority, central bank
Leadership experience
–
CEO, Chairman

Annual Report 2024 |
Corporate governance

Mark Hughes
Independent and non-executive member of the Board since

2020
– Chairperson of the Risk Committee since 2020
Nationality:

Canadian, British and American (US) |
Year of birth:

1958
Mark Hughes is a highly experienced professional in the financial services sector, having spent more than 35 years working for RBC (the

Royal Bank
of Canada) in Canada, the US and

the UK. In his final role as Group

Chief
Risk Officer of RBC, he

was responsible for the strategic management of
risk on an enterprise-wide basis and oversaw all risk functions. During his
career, Mr. Hughes has also

held senior

management positions

in the

front
office and key operational roles. Currently, he is a frequent lecturer at the
University of

Leeds and

the University

of Manchester

(both in

England) and
is

chair

of

the

Global

Risk

Institute,

bringing

an

enormous

amount

of
experience as a risk specialist to the Board of Directors of UBS.
Professional experience
2014 – 2018
Group Chief Risk Officer and member
Group Executive Committee, RBC
2013
Deputy Chief Risk Officer, RBC
2008 – 2013
COO, RBC Capital Markets, RBC
2001 – 2008
Head of Global Credit, RBC
1999 – 2001
Head of Debt Products, RBC
1998 – 1999
Senior Vice President and General Manager USA, RBC
1997 – 1998
Senior Vice President Financial Services, RBC
1982 – 1996
Various positions, RBC
Education
– Bachelor of Laws (LL.B.), University of Leeds
– MBA, finance, University of Manchester
Other activities and functions
–
Member of the Board of Directors of UBS Group AG

– Chair of the Board of Directors of the Global Risk Institute
– Senior advisor to McKinsey & Company
Key competencies
–
Banking (wealth management, asset management,

personal and corporate banking) and insurance
– Investment banking, capital markets
– Risk management, compliance and legal
–
Technology,

including artificial intelligence and cybersecurity
Leadership experience
– Executive board leadership
Gail Kelly
Non-independent and non-executive member of the

Board
since 2024
Nationality:

Australian |
Year of birth:

1956
Gail Kelly brings to the

board more than 35

years of banking experience
in South Africa

and Australia.

She served

as the Group

CEO and

Managing
Director for two banks in Australia: St. George

Bank, from 2002 to 2007,
followed by

Westpac Banking

Corporation, from

2008 to

2015. During
her tenure as

CEO, Ms. Kelly

navigated Westpac through the

challenges
of the global financial crisis in 2008 and 2009 and

the successful merger
with

St.

George

Bank

in

2008,

the

largest

in-market

financial

services
merger

in

Australia.

At

the

time

of

her

retirement

from

that

firm,

the
Westpac Group was the

12th largest bank

in the world

in terms of

market
capitalization. After

her executive

career,

Ms. Kelly

continues to

hold a
portfolio

of

roles,

leveraging

her

experience

and

insights

as

a

global
leader. She was a Senior Global Advisor for UBS from 2016 to 2023.
Professional experience
2008 – 2015
Group CEO and Managing Director,
Westpac Banking Corporation
2002 – 2007
Group CEO and Managing Director, St. George Bank
1999 – 2001
Group Executive, Customer Service Division,
Commonwealth Bank of Australia
1997 – 1999
Group Manager, Strategic Marketing, Commonwealth
Bank of Australia
1990 – 1997
Various General Manager positions, Nedbank Group,
South Africa
Education
– Bachelor of Arts, the University of Cape Town
–
MBA, University of Witwatersrand,

Johannesburg
Listed company boards
–
Member of the Board of Singtel Communications (chair of

the
executive resource and compensation committee)
Other activities and functions
– Member of the Board of Directors of UBS Group AG
– Member of the Group of Thirty
– Member of the Board of Directors of the Bretton Woods Committee
– Member of the Board of Directors of the Australia Philanthropic
Services
–
Member of the Australian American Leadership

Dialogue Advisory
Board
– Senior advisor to McKinsey & Company
Key competencies
–
Banking (wealth management, asset management, personal

and
corporate banking) and insurance
– Investment banking, capital markets
– Human resources management, including compensation
– Regulatory authority, central bank
Leadership experience
– CEO, Chairman

Annual Report 2024 |
Corporate governance

Nathalie Rachou
Independent and non-executive member of the Board since

2020
– Member of the Audit Committee since 2024
Nationality:

French |
Year of birth:

1957
Nathalie Rachou is

a seasoned expert

in financial

services, having held

a
number of banking positions, such as CEO

of Prime Brokerage and head
of a business line in

Capital Markets at Crédit Agricole

Indosuez in the UK
and in France. In 1999, she

founded a London-based asset management
company that

merged with

a French

asset manager and

continued as a
senior

adviser

until

2020.

Alongside

these

roles,

Ms.

Rachou

brings
extensive experience from serving

as a board member

of Société Générale
for

12

years.

Currently,

she

sits

on

the

boards

of

two

other

listed
companies:

the

pan-European

bourse,

Euronext

N.V.

,

and

Lancashire
Holdings Limited,

a provider of

global insurance

and reinsurance products.
Professional experience
2015 – 2020
Senior Advisor, Clartan Associés
(formerly Rouvier Associés), France
1999 – 2014
Founding partner and CEO,Topiary Finance Ltd, UK
1996 – 1999
Head of Global Foreign Exchange and Currency Options,
Crédit Agricole Indosuez (formerly Banque Indosuez), UK
1991 – 1996
Corporate Secretary and Secretary to the
Board of Directors, Crédit Agricole Indosuez, France
1986 – 1991
COO, Carr Futures, France (owned by Banque Indosuez),
Crédit Agricole Indosuez, France
1983 – 1986
Head of Asset and Liability Management & Market Risks,
Crédit Agricole Indosuez, France
1978 – 1982
Position in Forex Exchange Sales, Crédit Agricole Indosuez,
France and UK
Education
– Master’s degree, management, HEC Paris
– MBA, INSEAD Fontainebleau
Listed company boards
–
Member of the Board of Euronext N.V.

(chair of the remuneration committee)
– Member of the Board of Lancashire Holdings Limited
Non-listed company boards

–
Member of the Board of the African Financial Institutions

Investment
Platform

Other activities and functions
– Member of the Board of Directors of UBS Group AG
–
Member of the Board of Directors of Fondation Léopold Bellan

Key competencies
–
Banking (wealth management, asset management,

personal and corporate banking) and insurance
– Investment banking, capital markets
– Finance, audit, accounting
– Risk management, compliance and legal
Julie G. Richardson
Independent and non-executive member of the Board since

2017
– Chairperson of the Compensation Committee since 2019
– Member of the Risk Committee since 2017
Nationality:

American (US) |
Year of birth:

1963
Julie G. Richardson

spent more

than 25 years

on Wall

Street as a

senior
investment banker and

private equity investor,

with a focus

on telecom,
media

and

technology.

She

began

her

career

at

Merrill

Lynch,

before
moving to JPMorgan Chase, where she

headed the telecommunications,
media and technology investment banking

group. Later,

she moved into
private equity, as head, and subsequently senior advisor, of the New York office

of

Providence

Equity

Partners,

where

she

spearheaded

many
important

investments

and

buyouts.

Throughout

her

career,

Ms.
Richardson has

spent substantial amounts

of time

with both

incumbent
and new technology

companies, acting as

an independent board

member
of a digital

knowledge management

company,

a leading

cloud monitoring
firm and a cyber insurance company.
Professional experience
2012 – 2014
Senior advisor, Providence Equity Partners, New York
2003 – 2012
Partner and Head of the New York office,
Providence Equity Partners, New York
1998 – 2003
Vice Chairman of the Investment Banking division

of
JPMorgan Chase & Co. and Head of its Global
Telecommunications, Media and Technology

group
1986 – 1998
Various positions

at Merrill Lynch, final position: Managing
Director Media and Communications Investment Banking
Education
–
Bachelor’s degree, business administration, University of

Wisconsin–Madison
Listed company boards
– Member of the Board of Yext (chair of the audit committee) (stepped down in February 2025)

– Member of the Board of Datadog (chair of the audit committee)
Non-listed company boards

– Member of the Board of Fivetran
–
Member of the Board of Coalition, Inc.

Other activities and functions
–
Member of the Board of Directors of UBS Group AG

Key competencies
– Investment banking, capital markets
– Risk management, compliance and legal
– Human resources management, including compensation
–
Technology,

including artificial intelligence and cybersecurity

Annual Report 2024 |
Corporate governance

Jeanette Wong
Independent and non-executive member of the Board since

2019
– Member of the Compensation Committee since 2020
– Member of the Audit Committee since 2019
Nationality:

Singaporean |
Year of birth:

1960
Jeanette Wong has

more than 30

years of operational

experience in the
financial sector in Singapore. She retired from DBS Group in 2019,

where
she

was

Group

Executive

responsible

for

the

institutional

banking
business, a post that encompassed corporate banking, global transaction services,

strategic

advisory,

and

mergers

and

acquisitions.

She

has

also
held the positions of

Director of DBS Bank

(China) Limited, Chairperson

of
DBS Bank (Taiwan)

Ltd and CFO

of DBS Group.

During a

16-year career
with JPMorgan, Ms. Wong helped build up

its Asia FX, fixed income and
emerging markets business. She brings extensive experience from serving as a member

of the board

of directors of

two high-value listed

companies.
Professional experience
2008 – 2019
Group Executive institutional banking business, DBS Bank,
Singapore
2003 – 2008
CFO, DBS Bank, Singapore
2003
Chief Administration Officer, DBS Bank, Singapore
1997 – 2002
Country Manager Singapore, JPMorgan, Singapore
1986 – 1997
Various roles in Global Markets and Emerging Markets
Sales and Trading business, Asia, JPMorgan, Singapore
1984 – 1986
Manager, Private Banking, Citibank, Singapore
1982 – 1984
Manager, Corporate Banking, Paribas, Singapore
Education
–
Bachelor’s degree, business administration, the National University of Singapore
– MBA, University of Chicago
Listed company boards
– Member of the Board of Prudential plc
– Member of the Board of Singapore Airlines Limited
Non-listed company boards
– Member of the Board of GIC Pte Ltd
– Member of the Board of PSA International
– Member of the Board of Pavilion Capital Holdings Pte Ltd
Other activities and functions
–
Member of the Board of Directors of UBS Group AG

– Chairman of the CareShield Life Council
– Member of the Securities Industry Council
–
Member of the Board of Trustees of the National University

of Singapore
Key competencies
–
Banking (wealth management, asset management,

personal and corporate banking) and insurance
– Investment banking, capital markets
– Finance, audit, accounting
– Environmental, social and governance (ESG)
Leadership experience
– Executive board leadership
Markus Baumann
Company Secretary since 2017
Nationality:

Swiss |
Year of birth: 1963
Markus Baumann

joined UBS

in 1979

as a

banking apprentice
and has now been with the firm for more than 40 years.

He has
held

a

broad

range

of

leadership

roles

across

the

Group

in
Switzerland, the US

and Japan, including

COO EMEA for

Asset
Management and COO of Group Internal Audit. Since 2015, he
has supported the

Chairmen of the Board

of Directors as

Chief
of Staff and later as Group Company Secretary.
Professional experience
2017 – date
Group Company Secretary of UBS Group AG and
Company Secretary of UBS AG
2015 – 2016
Chief of Staff to the Chairman of the
Board of Directors, UBS
2006 – 2015
COO, Group Internal Audit, UBS
2005 – 2006
Head Global Reporting & Controlling, Global
Asset Management, UBS
2002 – 2004
Head Management Support CEO EMEA, Global
Asset Management, UBS
1998 – 2002
COO EMEA, Global Asset Management, UBS
1979 – 1997
Various positions, Union Bank of Switzerland
Education
– Swiss Federal Diploma as a Business Analyst
– MBA, INSEAD Fontainebleau
Other activities and functions
– Chairman of the Board of Directors of the Savoy Baur en
Ville, Zurich

Annual Report 2024 |
Corporate governance

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
Pursuant to the AoA and the Organization Regulations, the BoD meets as often as business requires, but it must meet at least six times a year. In 2024, the BoD met 32 times jointly with the Board of Directors of UBS Group AG and four times in standalone UBS AG meetings.

BoD committees
The committees listed below

assist the BoD in fulfilling

the performance of its responsibilities.

Each committee meets as
often as its business requires, but at least four times a year for the Audit Committee, the Compensation Committee and the Risk Committee.
Audit Committee
Throughout 2024, the

Audit Committee consisted

of four independent BoD

members; Jeremy

Anderson (Chairperson),
Patrick

Firmenich,

Dieter

Wemmer

and

Jeanette

Wong.

After

the

AGM,

Nathalie

Rachou

joined

the

committee

after
Dieter

Wemmer

stepped

down

from

the

BoD.

All

Audit

Committee

members

have

accounting

or

related

financial
management expertise

and, in

compliance with

the rules

established pursuant

to the

2002 US

Sarbanes–Oxley Act,

at
least one

member qualifies

as a

financial expert.

The NYSE

standards on

corporate governance

and Rule

10A-3 under
the US

Securities Exchange

Act set

more stringent

independence requirements

for members

of audit

committees than
for the other members of the BoD. Throughout 2024, all members of the Audit Committee satisfied these requirements,
in that they did not receive, directly or indirectly, any consulting, advisory or compensatory fees from any member of the
Group other than in their capacity

as a BoD member,

did not hold, directly or indirectly,

UBS AG shares in excess of 5%
of the

outstanding capital,

and did

not serve

on the

audit committees

of more

than two

other public

companies.

The
function of the Audit Committee is to support the Board in fulfilling its oversight duty relating to financial reporting

and
internal controls

over financial

reporting,

the effectiveness

of the

external and

internal audit

functions,

as well

as the
whistleblowing procedures.

Management is

responsible

for the

preparation, presentation

and integrity

of the

financial
statements,

while

the

external

auditors

are

responsible

for

auditing

financial

statements.

The

Audit

Committee’s
responsibility is one of oversight and review

.
Compensation Committee
Throughout

2024,

the

Compensation

Committee

consisted

of

three

independent

BoD

members,

Julie

G.

Richardson
(Chairperson), Dieter Wemmer

and Jeanette

Wong;

at the

AGM, Fred Hu

joined the

committee replacing Dieter

Wemmer,
who stepped down from the BoD. The function of

the Compensation Committee is to support the Board

in its duties to
set guidelines on compensation and

benefits, to oversee implementation

thereof, to approve

certain compensation and
to scrutinize executive performance.
Risk Committee
In

2024,

the

Risk

Committee

consisted

of

four

independent

BoD

members,

Mark

Hughes

(Chairperson),

William

C.
Dudley,

Nathalie

Rachou,

Julie

G.

Richardson

and

the

Vice

Chairman,

Lukas

Gähwiler.

Immediately

after

the

AGM,
Nathalie Rachou stepped down

from this committee.

The function of the Risk

Committee is to oversee

and support the
Board in fulfilling its duty to set and supervise an

appropriate risk management and control

framework in the areas of:

(i)

financial and non-financial risks; and
(ii)

balance sheet, treasury and capital management,

including funding, liquidity and equity attribution.

Cybersecurity governance
Cybersecurity,

as one of the

inherently highest and

most rapidly evolving

non-financial risks,

is a key focus

for the BoD.
It is primarily

covered by

the Risk

Committee through

a combination

of (i) regular

reporting as part

of the

monthly risk
reports

and

quarterly

cybersecurity

updates,

and

(ii) dedicated

deep

dives

on

specific

cybersecurity

topics,

including
assessments

of

actual

cybersecurity

incidents

in

the

industry,

assessments

of

the

firm’s

security

posture

and

related
continuous

improvement

measures.

In

addition,

the

BoD

members

receive

periodic

updates

from

the

Group

Chief
Information Security Office on key cybersecurity threats and incidents across the globe and industries, and

education and
training sessions are organized regularly for

all BoD members.

Annual Report 2024 |
Corporate governance

With respect

to the BoD,

Jeremy Anderson, Fred

Hu, Mark Hughes

and Julie G.

Richardson all have

expertise in technology
and cybersecurity.

Mr. Anderson

is an

IT expert,

having started

out as

a software

developer in

the early

1980s, before
working in IT

consulting and

developing a broad

knowledge of systems

integration and

IT outsourcing

services, as well
as software development.

He cemented

his reputation as

a tech specialist

by becoming a

founding sponsor

of KPMG’s
Global Fintech Network in

2014. Mr. Hu has

a master’s degree

in engineering science

from Tsinghua University and

has
a vast amount of

experience in founding,

advising and investing

in leading firms

in the tech,

consumer and health-care
sectors in China and globally. Mr. Hughes gained substantial experience overseeing cybersecurity risk as the Group Chief
Risk Officer

at Royal

Bank of

Canada.
As current

chair of

the Global Risk

Institute, he

brings additional

know-how as

a
risk specialist

to the

BoD. Finally,

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

Standard Chartered Bank, Merrill Lynch,
and Oliver

Wyman. Mr.

Ronner has

been with

UBS for

more than

40 years

and held

various positions

across the

firm,
including manager of the Group-wide

too-big-to-fail program, COO Wealth

Management & Swiss Bank, Head

Products
and Services

of Wealth

Management

& Swiss

Bank,

COO

Asset

Management,

and

Head

Group

Internal

Audit.

In his
current position, he

is responsible for

overseeing compliance,

financial crime prevention

and operational risk

control,

as
well as regulatory and governance functions at the Group

level.
›
Refer to “Non-financial risk” in the “Risk

management and control” section of this report for information about cybersecurity
Important business connections of independent members

of the Board of Directors
As a

global

financial

services

provider

and

a

major

Swiss

bank,

we

enter

into

business

relationships

with

many

large
companies, including some in which BoD members have

management or independent board responsibilities.

Our

Organization

Regulations

require

one-third

of

UBS AG

BoD

members

to

be

independent.

For

this

purpose,
independence is determined in accordance with FINMA Circular 2017/1

“Corporate governance – banks” and the NYSE
rules.

In 2024, our BoD met the standards of the Organization Regulations for the percentage of directors who are considered
independent under the criteria described above.

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

Annual Report 2024 |
Corporate governance

Executive Board
The BoD delegates the management of the business to the

Executive Board (the EB).

Responsibilities, authorities and organizational principles

of the Executive Board
At UBS AG,

management of the

business is also

delegated, and its

EB, under the

leadership of the

President of

the EB,
has executive management

responsibility for UBS

AG and its business.

All members of

the EB are

members of the

GEB.
Sabine Keller-Busse, who serves as President UBS Switzerland AG, and Ulrich Körner, who served as CEO of Credit Suisse
AG until 30 June 2024, are both not members

of the EB. In 2024, the EB held 31 combined meetings with

the GEB and
four UBS AG standalone meetings.

UBS AG

EB

has two

permanent

committees:

the

Asset

and Liability

Committee

(the

ALCO) and

the

Finance

and Risk
Committee (the FRC).

The ALCO

is responsible

for managing

UBS AG’s

assets and

liabilities in

line with

the UBS

AG and

Group strategy

and
regulatory requirements. In 2024, the ALCO held 11 meetings.
The FRC is responsible for supervising and controlling UBS AG’s business, financial and risk profile of the overall UBS AG
standalone as well as the entity’s business activities in Switzerland and cross-jurisdictional branch-related matters, in line
with the UBS AG and Group strategy and regulatory

requirements. The FRC is also responsible for

ensuring the financial
and risk profile of UBS AG

standalone complies with the agreed risk appetite, by

ascertaining that appropriate and timely
actions are taken. In 2024, the FRC held four meetings.
Executive Board Position
Initial
appointment
to the EB
Step-down
date UBS business address
Sergio P.

Ermotti
President of the Executive Board
(also from 2011 to 2020)

2023 Bahnhofstrasse 45, 8001 Zurich, Switzerland
George
Athanasopoulos
Co-President Investment Bank 1.7.2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Michelle Bereaux Integration Officer 2023 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Michael Dargan Chief Operations and Technology Officer 2021 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aleksandar Ivanovic President Asset Management 1.3.2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Robert Karofsky Co-President Global Wealth Management
and President UBS Americas
2018 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Iqbal Khan
Co-President Global Wealth Management
and President UBS Asia Pacific
2019 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Barbara Levi General Counsel 2021 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Beatriz Martin
Jimenez
Head Non-core and Legacy and

President UBS Europe, Middle East and
Africa
2023 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Markus Ronner Chief Compliance and Governance Officer 2018 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Stefan Seiler Head Human Resources & Corporate
Services
2023 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Todd Tuckner
Chief Financial Officer

2023 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Marco Valla

Co-President Investment Bank 1.7.2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Damian Vogel

Chief Risk Officer

1.7.2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Christian Bluhm Chief Risk Officer 2016 1.7.2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Suni Harford President Asset Management 2019 1.3.2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Naureen Hassan

President UBS Americas 2022 1.7.2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Edmund Koh

President UBS Asia Pacific 2019 1.9.2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
The following biographies provide information about the

EB members in office on 31 December 2024.

Annual Report 2024 |
Corporate governance

Sergio P.

Ermotti

President of the Executive Board,
member of the EB
from 2011 to 2020 and since 2023

Nationality:

Swiss |
Year of birth:

1960
Sergio P. Ermotti has been Group CEO of UBS Group

AG and President of
the Executive Board

of UBS AG since

2023. He was also

the Group CEO
from

2011

to

2020.

He

re-joined

UBS

from

Swiss

Re,

where

he

was
Chairman of

the Board

of

Directors

until

2023. Prior

to

joining UBS

in
2011, he was at UniCredit

Group, where from 2007 to 2010

he served as
Group

Deputy CEO

and Head

of Corporate

&

Investment Banking

and
Private

Banking,

prior

to

which

he

served

as

Head

of

the

Markets

&
Investment

Banking

Division.

Before

that,

he

held

various

positions

at
Merrill Lynch & Co. in the areas of equity derivatives and capital markets.
He

became

Co-Head

of

Global

Equity

Markets

and

a

member

of

the
Executive

Management

Committee

for

Global

Markets

&

Investment
Banking in 2001.
Professional experience
2023 – date
Group CEO, UBS Group AG, and President of
the Executive Board, UBS AG
2021 – 2023
Chairman of the Board of Directors, Swiss Re
2020 – 2021
Member of the Board of Directors, Swiss Re
2011 – 2020
Group CEO, UBS
2011
Chairman and CEO UBS Group Europe, Middle East and
Africa, and member of the Group Executive Board,

UBS
2007 – 2010
Group Deputy CEO and Head Corporate & Investment
Banking and Private Banking, UniCredit
2005 – 2007
Head Markets & Investment Banking Division, UniCredit
1987 – 2004
Various senior management positions, Merrill Lynch & Co
Education
– Swiss-certified banking expert
– Advanced Management Programme, the University of Oxford
Listed company boards
– Member of the Board of Ermenegildo Zegna N.V. (Lead Non-Executive
Director)
Non-listed company boards
–
Member of the Board of Società Editrice del Corriere del Ticino

SA
Other activities and functions
– Group CEO of UBS Group AG
–
Member of the Board of Innosuisse,

the Swiss Innovation Agency
– Member of Institut International d’Etudes Bancaires
–
Member of the WEF International Business Council

and Governor of
the Financial Services / Banking Community

– Member of the MAS International Advisory Panel
–
Member of the Board of the Institute of International

Finance
–
Member of the Board of the Swiss-American Chamber of

Commerce

Annual Report 2024 |
Corporate governance

George Athanasopoulos

Co-President Investment Bank,
member of the EB since July 2024
Nationality:

Greek and British |
Year of birth:

1969
George Athanasopoulos became Co-President of the

Investment Bank in
July

2024.

He

jointly

manages

the

Investment

Bank

with

Marco

Valla
across all regions

to ensure an

unparalleled global offering for

our client
franchise. Having worked in financial markets for more than 30 years, he brings a

wealth of

experience into

the position.

He started

his career

in
1992, working in

Europe and Asia

for NatWest Markets

and Merrill Lynch.
Before joining

UBS in

2010, he

was General

Manager at

Eurobank EFG
and previously worked for Barclays Capital,

most recently responsible for
Global Foreign Exchange

and Global Emerging

Markets Distribution.

Since
joining UBS

in 2010,

Mr.

Athanasopoulos has

held various

senior roles,
including Co-Head Global Markets from 2020 to June 2024 and Head of
Global Family and Institutional Wealth from 2022 to June 2024.
Professional experience
July 2024 –

date
Co-President of the Investment Bank,
UBS Group AG and UBS AG
2022 – June

2024
Head Global Family and Institutional Wealth, UBS
2020 – June

2024
Co-Head of Global Markets, UBS
2016 – 2019
Global Head of Foreign Exchange, Rates and Credit and
Head of Non-Core, UBS
2013 – 2016
Global Co-Head of Foreign Exchange,
Rates and Credit, UBS
2011 – 2013
Co-Head of Global Foreign Exchange and
Precious Metals, UBS
2010 – 2011
Head of Global Foreign Exchange Distribution, UBS
2009 – 2010
General Manager, Group Head of Trading, Sales and
Structuring, Eurobank EFG
2008 – 2009
Global Head of Foreign Exchange and Emerging
Markets Distribution, Barclays Capital
2004 – 2008
Various management positions in FX Markets,
Barclays Capital
Education
–
Master’s degree, shipping, trade and finance, Bayes Business

School
– Diploma in mechanical engineering, the National Technical University of Athens
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
Michelle Bereaux
Integration Officer,
member of the EB since 2023

Nationality:

British and Trinidadian & Tobagonian |
Year of birth:

1964
Michelle Bereaux

was appointed

Group Integration

Officer,

UBS Group
AG, and

Integration Officer,

UBS AG

in 2023.

Working closely

with all
Group

Executive

Board

(GEB)

members

and

workstream

leads,

she
manages

the

Group

Integration

function

to

ensure

the

coherent

and
consistent execution of

integration plans and milestones

for consolidating
Credit Suisse

into UBS.

Ms. Bereaux

has been

at UBS

for more

than 25
years and has held

various leadership roles across the

firm. She has served
as both COO and Head

HR for our Investment Bank,

has successfully led
multiple firm-wide cost

and transformation projects,

and, most recently,
served as COO and

UK Country Head of

Asset Management. She brings
both

a

wealth

of

transformation

experience

and

a

strong

legal,

HR,
investment

banking

and

asset

management

background

to

lead

our
integration efforts.
Professional experience
2023 – date
Group Integration Officer, UBS Group AG and
Integration Officer, UBS AG
2021 – 2023
Country Head UBS Asset Management UK and
CEO Asset Management UK Ltd
2020 – 2023
COO, UBS Asset Management
2018 – 2020
Head of Group Efficiency and Cost Management,
UBS Business Solutions AG
2015 – 2018
Non-Executive Director and Chairman Remuneration
Committee, UBS Limited
2011 – 2014
Global Head Human Resources, UBS Investment Bank
2011
Global Strategic Projects at CEO Management Office,
UBS Investment Bank
2009 – 2010
Chief of Staff and Joint Global COO,
UBS Investment Bank
Education
–
Bachelor’s degree, law, the University of Cambridge

– Bachelor’s degree, politics, economics and law, the University of
Buckingham
Other activities and functions
– Member of the Group Executive Board of UBS Group AG

Annual Report 2024 |
Corporate governance

Mike Dargan
Chief Operations and Technology Officer, member of the EB since
2021
Nationality:

British |
Year of birth:

1977
Mike

Dargan

was

appointed

Group

Chief

Operations

and

Technology
Officer for

UBS Group AG and

Chief Operations and

Technology Officer
for UBS

AG in

2023 and

is accountable

for delivering

digital platforms,
technology

services,

infrastructure,

and

operations,

including
cybersecurity and

information security.

In addition,

he is

responsible for
driving Group-wide innovation and

digitalization by defining and

driving
the implementation of the firm’s strategy for artificial intelligence, digital assets

and

other

emerging

technologies.

In

his

role,

Mr.

Dargan

also
oversees the

capabilities and

tools to

migrate Credit

Suisse clients

and data
to UBS

platforms, facilitating

the firm’s key

legal entity transactions

and
the decommissioning of the Credit

Suisse applications and infrastructure
after

these

migrations.

Previously,

he

was

Group

Chief

Digital

and
Information Officer (CDIO), after leading our Group Technology function
since joining UBS

in 2016. Prior

to joining

UBS, he held

various senior roles
in

technology,

corporate

strategy

and

investment

banking

at

Standard
Chartered Bank, Merrill Lynch, and Oliver Wyman.
Professional experience
2023 – date
Group Chief Operations and Technology Officer,
UBS Group AG, and Chief Operations and
Technology Officer,

UBS AG
2021 – date
President of the Executive Board,
UBS Business Solutions AG
2021 – 2023
Group CDIO, UBS Group AG, and CDIO, UBS AG
2016 – 2021
Head Group Technology,

UBS
2015 – 2016
CIO for Corporate and Institutional Banking,
Standard Chartered Bank
2014 – 2015
Global Group Technology and Operations Head for
Global Markets, Wealth Management, Private Banking
and Securities Services, Group Technology and Operations
Engineering, Standard Chartered Bank
2013 – 2014
CIO for Financial Markets, Standard Chartered Bank
2009 – 2013
Global Head of Strategy and Corporate M&A,
Global Markets, Standard Chartered Bank
2005 – 2009
Head Corporate Strategy & M&A, EMEA and Pacific Rim,
Merrill Lynch
Education
–
Master’s degree, politics, philosophy and economics,

St. John’s College, the University of Oxford
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
– Member of the Board of Directors and President of the Executive
Board of UBS Business Solutions AG
– Member of the Board of UBS Optimus Foundation
– Member of the Advisory Board of SCION Association
Aleksandar Ivanovic

President Asset Management,

member of the EB since March 2024

Nationality:

Swiss |
Year of birth:

1976
Aleksandar Ivanovic

was appointed

President Asset

Management in

March
2024. With his experience and broad

network across the UBS Group,

he
is leading

the Asset Management

business division forward,

creating an
even

stronger

organization

through

integration

and

providing

cross-
divisional solutions to

clients with industry-leading capabilities

on a truly
global

scale.

Before

joining

the

EB,

he

was

Head

Client

Coverage and
Head of

the EMEA

and Switzerland

regions for

Asset Management

at UBS.
In those functions Mr.

Ivanovic played a key role in the development and
execution

of

our

strategy

for

Asset

Management

while

leading

the
engagement with

our institutional

and wholesale

clients, as

well as

the
ongoing

partnership

with

Global

Wealth

Management.

Starting

as

an
apprentice at UBS in

1992, he has worked

in all our business

divisions and
later held various leadership roles at Credit Suisse and Morgan Stanley.
Professional experience
March 2024 – date
President Asset Management, UBS Group AG and
UBS AG
2019 – Feb. 2024
Head Region EMEA, Asset Management, UBS
2018 – Feb. 2024
Head Client Coverage, Asset Management, UBS
2018 – Feb. 2024
Head Region Switzerland, Asset Management, UBS
2017 – 2018
Head Institutional Client Coverage,
Asset Management, UBS
2011 – 2016
Head of Europe, Middle East and Africa, Distribution,
Financial Engineering, Structured Products,
Institutional Equity Derivatives, London,
Morgan Stanley
2008 – 2011
Head of Distribution Northern Europe, Structured
Products, Institutional Equity Derivatives, London,
Credit Suisse
2000 – 2008
Various positions in Global Markets,
UBS Investment Bank, London / Switzerland, UBS
Education
– Master’s degree, finance, London Business School
– Bachelor’s degree, Economics and Business Administration,
Hochschule für Wirtschaft Zurich
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
– Chairman of UBS Asset Management AG

Annual Report 2024 |
Corporate governance

Robert Karofsky
Co-President Global Wealth Management and
President UBS Americas,

member of the EB since 2018

Nationality:

American (US) |
Year of birth: 1967
Robert Karofsky

became Co-President

Global Wealth

Management and
President UBS

Americas in July

2024. He jointly

manages Global Wealth
Management across all regions to

ensure an unparalleled global offering
for our wealth management client franchise. As President UBS Americas, he is responsible for

the cross-divisional collaboration and represents

the
Group to the broader public in the Americas. Mr.

Karofsky was President
Investment

Bank

from

2021

to

June

2024

and

previously

Co-President
Investment Bank

from 2018

to 2021.

Before that

he was President

UBS
Securities

LLC

from

2015

to

2021.

He

reshaped

the

Investment

Bank
business

division,

realigning

efforts

around

clients’

evolving

needs,
focusing resources on opportunities for profitable

growth and reinvesting
in

UBS’s digital

transformation. Before

joining UBS,

he acquired

know-
how in investment banking as an analyst and trader,

working for various
financial

institutions,

including

Morgan

Stanley,

Deutsche

Bank

and
AllianceBernstein.
Professional experience
July 2024 – date
Co-President Global Wealth Management and President
UBS Americas, UBS Group AG and UBS AG
2021 – June 2024
President Investment Bank, UBS
2018 – 2021
Co-President Investment Bank, UBS
2015 – 2021
President UBS Securities LLC, UBS
2014 – 2018
Global Head Equities, UBS
2011 – 2014
Global Head of Equity Trading, AllianceBernstein
2008 – 2010
Co-Head of Global Equities, Deutsche Bank
2005 – 2008
Head of North American Equities, Deutsche Bank
Education
–
Bachelor’s degree, economics, Hobart and William Smith

Colleges,
New York
–
MBA, finance and statistics, the University of Chicago

Booth School of
Business
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
– Member of the Board of UBS Americas Holding LLC
– Member of the Board of UBS Optimus Foundation
Iqbal Khan
Co-President Global Wealth Management and
President UBS Asia Pacific,

member of the EB since 2019
Nationality:

Swiss |
Year of birth:

1976
Iqbal Khan became

Co-President Global Wealth

Management in

July 2024
and

President UBS

Asia Pacific

in September

2024. He

jointly manages
Global Wealth Management across

all regions to

ensure an unparalleled
global offering for our wealth

management client franchise. As Regional
President

UBS

Asia

Pacific,

he

is

responsible

for

the

cross-divisional
collaboration and represents the Group

to the broader public in

the Asia
Pacific region.

Previously,

he was

President Global

Wealth Management
from 2022 to

June 2024

and President

UBS Europe,

Middle East

and Africa
from 2021 to

2023. He joined

UBS in 2019

as Co-President Global

Wealth
Management. Prior to UBS, Mr. Khan was at Credit

Suisse, holding senior
leadership positions as CFO

Private Banking &

Wealth Management and
CEO International

Wealth Management.

He joined

Ernst &

Young in 2001,
holding

numerous

leadership

positions

and

becoming

a

very

young
executive

and

a

partner of

the firm’s

Swiss arm;

when leaving

Ernst &
Young, he was lead auditor of UBS.

Professional experience
September

2024

–
date
President UBS Asia Pacific, UBS Group AG and UBS AG
July 2024 – date
Co-President Global Wealth Management, UBS Group
AG and UBS AG
2022 – June 2024
President Global Wealth Management, UBS
2021 – 2023
President UBS Europe, Middle East and Africa, UBS
2019 – 2022
Co-President Global Wealth Management, UBS
2015 – 2019
CEO International Wealth Management, Credit Suisse
2013 – 2015
CFO Private Banking & Wealth Management,

Credit Suisse
2011 – 2013
Managing Partner Assurance and Advisory Services –
Financial Services, Ernst & Young
2009 – 2011
Industry Lead Partner Banking and Capital Markets,
Switzerland and EMEA Private Banking, Ernst &

Young
2001 – 2009
Various positions in Ernst & Young
Education
– Swiss Certified Public Accountant
–
Advanced Master of International Business Law (LL.M.)

degree,
University of Zurich
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
– Member of the Board of UBS Optimus Foundation

Annual Report 2024 |
Corporate governance

Barbara Levi
General Counsel, member of the EB since 2021

Nationality:

Italian |
Year of birth:

1971
Barbara

Levi

has

been

Group

General

Counsel,

UBS

Group

AG
and
General Counsel,

UBS AG

since 2021.

In her role,

she provides legal

advice
and

manages

the

Group’s

legal

affairs,

ensuring

effective

and

timely
assessment of

legal matters

impacting the

Group and

its businesses.

A
qualified attorney-at-law, she has

been admitted to

the Supreme Court

of
the United States, the New York State bar and

the bar of Milan, Italy, and
has worked in

several law firms

in New York

and Milan. Ms.

Levi began
her corporate career

with Novartis Group

in 2004 and

worked there for
16 years,

holding a

number of

senior legal

roles

across

Europe.

Before
joining UBS,

she served

as Chief

Legal Officer

&

External Affairs

at

Rio
Tinto Group

and, before

that, as

General Counsel,

based in

London. In
both roles, she was a member of that company’s executive

committee.
Professional experience
2021 – date
Group General Counsel, UBS Group AG, and General
Counsel, UBS AG
2021
Chief Legal Officer & External Affairs, Rio Tinto Group
2020 – 2021
Group General Counsel, Rio Tinto Group
2019
Group Legal Head, M&A and Strategic Transactions,
Novartis
2016 – 2019
Global General Counsel, Sandoz International GmbH,
Novartis
2014 – 2016
Global Legal Head, Product Strategy & Commercialization,
Novartis
2013 – 2014
Global Legal Head, TechOps, Primary Care and Established
Medicines, Novartis
2009 – 2013
Head of Legal & Compliance, Region Asia-Pacific,

Middle
East, and African Countries, Region Group Emerging
Markets, Novartis
Education
– Law degree, the University of Milan
–
Master of Laws (LL.M.), banking, corporate and finance

law, Fordham
University School of Law, New York
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
– Member of the Board of Directors of the European General Counsel
Association
–
Member of the Legal Committee of the Swiss-American

Chamber of
Commerce
Beatriz Martin Jimenez
Head Non-core and Legacy and President UBS Europe,
Middle East and Africa,

member of the EB since 2023

Nationality:

Spanish |
Year of birth:

1973
Beatriz

Martin

Jimenez

became Head

Non-core

and

Legacy,

as

well

as
President UBS Europe, Middle East and Africa of UBS Group AG and UBS
AG

in 2023. She has

been the UBS

GEB Lead for Sustainability

and Impact
since March 2024 and the UBS Chief Executive for the

UK since 2019. In
her role as the

GEB Lead for Sustainability and Impact, she

is responsible
for the implementation of the Group’s sustainability and impact strategy.
As Head Non-core and Legacy, she effectively manages the derisking and cost

efforts

for

the

integration

of

Credit

Suisse

into

UBS.

Her
responsibilities as Regional President UBS Europe,

Middle East and Africa
include the cross-divisional collaboration

and representation of the Group
to the broader public in the region. Before

joining UBS in 2012, she held
various

roles

in

fixed

income

sales

and

trading

at

Morgan

Stanley

and
Deutsche Bank.

Professional experience
2023 – date
Head Non-core and Legacy and President UBS Europe,
Middle East and Africa, UBS Group AG and UBS AG
March 2024 – date
UBS GEB Lead for Sustainability and Impact, UBS
Group AG
2019 – date
UK Chief Executive, UBS AG London Branch
2020 – 2023
Group Treasurer,

UBS Group AG
2022 – 2023
Chief Transformation Officer,

UBS Group AG
2015 – 2020
COO, UBS Investment Bank
2015 – 2019
UK COO, UBS AG London Branch and UBS Limited
2012 – 2015
Chief of Staff to CEO, UBS Investment Bank
1996 – 2012
Various positions in Global Markets, Morgan Stanley
and Deutsche Bank
Education
–
Master of Business Administration, Universidad Autónoma

de Madrid,
Madrid
– Erasmus Exchange programme, Hochschule für Bankwirtschaft,
Frankfurt
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
–
Member of the Supervisory Board of UBS Europe

SE
–
Member of the Board of Directors of Credit Suisse International

– Chair of the Board of UBS Optimus Foundation

Annual Report 2024 |
Corporate governance

Markus Ronner
Chief Compliance and Governance Officer, member of the EB
since 2018
Nationality:

Swiss |
Year of birth:

1965
Markus Ronner has

served as Group

Chief Compliance and

Governance
Officer

and
Chief

Compliance

and

Governance

Officer,

UBS

AG

since
2018, overseeing compliance, financial crime prevention and operational risk control as well as

regulatory and governance functions at the Group
level. In more than 40

years at UBS, he

has acquired deep expertise

across
businesses and

in non-financial

risk management

and control.

In that

time,
Mr. Ronner has held a variety

of senior positions

across the firm, including
managing

the

Group-wide

too-big-to-fail

program,

COO

Wealth
Management

&

Swiss

Bank,

Head

Products

and

Services

of

Wealth
Management & Swiss

Bank, COO Asset

Management, and Head

Group
Internal

Audit.

From

2022

until

2023,

he

served

as

Chairman

of

UBS
Switzerland AG, the leading Swiss universal bank.
Professional experience
2018 – date
Group Chief Compliance and Governance Officer,
UBS Group AG, and Chief Compliance and Governance
Officer,

UBS AG
2022 – 2023
Chairman of UBS Switzerland AG
2012 – 2018
Head Group Regulatory and Governance, UBS
2011 – 2013
Manager Group-wide too-big-to-fail program, UBS
2010 – 2011
COO Wealth Management & Swiss Bank, UBS
2009 – 2010
Head Products and Services of Wealth Management &
Swiss Bank, UBS
2007 – 2009
COO Asset Management, UBS
2001 – 2007
Head Group Internal Audit, UBS
Education
– Swiss Banking Diploma
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
Stefan Seiler
Head Human Resources & Corporate Services, member

of the EB
since 2023
Nationality:

Swiss |
Year of birth:

1974
Stefan

Seiler

has

been
Head

Group

Human

Resources

&

Corporate
Services,

UBS

Group

AG

and

Head

Human

Resources

&

Corporate
Services,

UBS

AG

since

2023.

He

leads

the

combined

Group

Human
Resources

and

Corporate

Services

function,

ensuring

effective

and
efficient

alignment of

our people,

real

estate and

vendor management
strategies.

His

responsibility

was

expanded

to

include

Group
Communications and Branding in July

2024. Mr.

Seiler started his career
at the Swiss Military Academy at ETH

Zurich and, after working for Credit
Suisse from 2002 to 2006, he

returned to the Swiss Military Academy as
Department Head

of Leadership

and

Communication. Mr.

Seiler joined
UBS in 2011

and became

Group Head

HR in 2018

after gaining

experience
as Head HR for Switzerland and Group Functions, as well as Global Head
Talent

and Recruiting. During his

career,

he has lived

in Switzerland, the
UK, the US and Singapore.
Professional experience
2023 – date
Head Group Human Resources & Corporate Services,
UBS Group AG and Head Human Resources & Corporate
Services, UBS AG
2018 – 2023
Group Head Human Resources, UBS
2016 – 2018
Global Head Talent & Recruiting, UBS
2014 – 2016
Head HR UBS Switzerland and Global Head HR Group
Control & CEO Functions, UBS
2012 – 2016
Head HR UBS Switzerland, UBS
2011 – 2012
Global Head HR Corporate Center, UBS
2010 – 2011
Visiting Professor, Nanyang Business School, Singapore
2006 – 2011
Department Head of Leadership and Communication,
Swiss Military Academy, ETH Zurich
2002 – 2006
Assessment specialist, HR Transformation Manager and
Global Lead for Human Capital Management
Implementation Group Functions, Credit Suisse, Zurich and
New York
Education
– Master of Science (lic. Phil.), Educational Psychology, University of
Fribourg
– PhD in Educational Psychology, University of Fribourg
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
–
Member of the Foundation Board of the Pension Fund of

UBS
–
Member of the Foundation Council of the UBS Center for

Economics
in Society,

University of Zurich
– Chairman of the Foundation Board of the Swiss Finance Institute
– Member of the IMD Foundation Board
– Adjunct Professor for Leadership and Strategic Human Resource
Management, Nanyang Technological University (NTU), Singapore

Annual Report 2024 |
Corporate governance

Todd

Tuckner
Chief Financial Officer, member of the EB since 2023
Nationality:

American (US) |
Year of birth:

1965
Todd

Tuckner

was appointed to

the EB of

UBS AG in

2023 and became
Group CFO, UBS Group

AG and CFO,

UBS AG

on the date of

legal closing
of

the

acquisition

of

the

Credit

Suisse

Group

in

2023.

In

his

role,

he
oversees

the

Group’s

financial

accounting,

controlling,

forecasting,
planning and

reporting processes,

ensuring the

transparency in

and the
assessment of

the financial

performance of

the Group

and the

business
divisions. He is also responsible for

managing and controlling the Group’s
tax

affairs,

treasury

and

capital

management,

including

funding

and
liquidity

risk,

and

regulatory

capital

ratios.

Additionally,

he

coordinates
relations with analysts and investors alongside

the President of the EB. He
was

previously

CFO

and

Head

Business

Performance

and

Risk
Management for our Global Wealth Management

business. Mr.

Tuckner
joined UBS

in 2004

after working

for KPMG

for 17

years and

has since
held various leadership roles across the Group Finance function.

Professional experience
2023 – date
Group CFO, UBS Group AG and CFO, UBS AG
2020 – 2023
CFO and Head Business Performance and Risk
Management,

Global Wealth Management, UBS
2016 – 2021
Group Controller and Chief Accounting Officer, UBS
2012 – 2019
Group Finance COO, UBS
2009 – 2012
Group Head Tax & Accounting Policy,

UBS
2004 – 2009
Group Head Tax – Americas, UBS
1987 – 2004
Various management positions, KPMG LLP, New York

Education
– Bachelor’s degree, economics, Princeton University
–
MBA, accounting, New York University

Other activities and functions
– Member of the Group Executive Board of UBS Group AG
Marco Valla
Co-President Investment Bank, member of the EB since July

2024
Nationality:

American (US) |
Year of birth:

1972
Marco Valla became Co-President

of the Investment

Bank in July

2024. He
jointly manages the Investment

Bank with George Athanasopoulos

across
all

regions

to

ensure

an

unparalleled

global

offering

for

our

client
franchise. Having

spent more

than 30

years in

investment banking,

he
brings

together

a

unique

set

of

capabilities

to

drive

UBS’s

competitive
position,

creating

a

powerful

proposition

for

clients,

employees,

and
shareholders. He began his career at Credit Suisse First Boston in 1994 as
an Investment Banking analyst, before working for Lehman Brothers and
Barclays. During

his tenure

at Barclays,

he was

the Global

Head of

TMT
and

Consumer

Retail

Investment

Banking,

overseeing

the

coverage

of
technology, media, telecommunications, consumer and retail clients, and a member of the Investment Banking

Management Committee. Mr. Valla
has

held

increasingly

senior

management

roles

and

advised

over

300
completed transactions across various industries.
Professional experience
July 2024 – date
Co-President of the Investment Bank, UBS Group AG
and UBS AG
2023 – June 2024
Co-Head of Global Banking, Investment Banking,

UBS
2020 – 2023
Global Head of TMT and Consumer Retail, Investment
Banking Member of the Investment Banking
Management Committee, Barclays
2013 – 2019
Global Co-Head of Consumer Retail Group, Investment
Banking, Barclays
2008 – 2013
Managing Director, Retail Group, Investment Banking,
Barclays
2005 – 2008
Managing Director, Retail Group, Investment Banking,
Lehman Brothers
1994 – 2005
Investment Banking, Credit Suisse First Boston
Education
– Bachelor’s degree, economics and Italian literature, University of
California, Berkeley
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
– Member of the Board of Directors of Good Shepherd Services
–
Member of the Board of the Mount Sinai Department

of Urology

Annual Report 2024 |
Corporate governance

Damian Vogel
Chief Risk Officer, member of the EB since July 2024
Nationality:

Swiss |
Year of birth:

1972
Damian Vogel

was appointed
Group Chief

Risk Officer,

UBS Group

AG
and Chief

Risk Officer,

UBS AG

in July

2024 and

is

responsible for

the
development of the Group’s risk

management and control framework

for
various risk categories and the implementation

of its independent control
frameworks. He

has sound

financial services

experience, as

well as

risk
management experience, which

he has

gained during

his career

at UBS
and

Credit

Suisse. Since

joining UBS

in

2010, he

has

held various

risk-
related

leadership roles

across

Global Wealth

Management, Personal

&
Corporate Banking

and

the Switzerland

region

before

being appointed
Chief

Risk

Officer

for

Credit

Suisse

and

Group

Risk

Control

Head

of
Integration in 2023.

In his most

recent role, he was

responsible for the

risk
control related

integration activities, defining the

best possible setup

for
the combined Group Risk Control function

and assisting with the shaping
of the risk function of the future.
Professional experience
July 2024 – date
Group Chief Risk Officer, UBS Group AG and Chief Risk
Officer, UBS AG
2023 – June 2024
Chief Risk Officer, Credit Suisse AG
Group Risk Control Head Integration, UBS
2018 – 2023
Chief Risk Officer Global Wealth Management, UBS
2016 – 2018
Chief Risk Officer Personal & Corporate Banking and
Region Switzerland, Zurich, UBS
2012 – 2016
Portfolio Underwriter and Head Risk Control Swiss
Corporates, Zurich, UBS
2010 – 2011
Project Manager within Chief Risk Officer Wealth
Management and Swiss Bank, Zurich, UBS
2009 – 2010
Credit Risk Manager, Credit Risk Management
Investment Banking, New York, Credit Suisse
2008 – 2009
Head Structured Lombard Solutions, Credit Risk
Management Private Banking, Zurich, Credit Suisse
1999 – 2008
Various management positions in Credit Suisse
Education
– Bachelor’s degree, business and administration, University of Applied
Sciences, Visp
– Executive Program, Stanford University Graduate School of Business
– Master of Advanced Study, corporate finance, University of Lucerne
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
– Member of the Board of UBS Switzerland AG
–
Member of Foundation Board of the International

Financial Risk
Institute

Annual Report 2024 |
Corporate governance

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

to twelve months. During

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
External independent auditors
The 2024

AGM re-elected

Ernst & Young

Ltd (EY)

as auditors

for UBS

AG for

the 2024

financial year.

UBS Group

also
appointed EY as the auditors of the Credit Suisse entities

for the 2024 financial year.

EY assumes

virtually all

auditing functions

according to

laws, regulatory

requests and

the AoA.

Robert Jacob

is the

EY
lead partner

in charge

of the

overall coordination

of the

UBS Group

financial and

regulatory audits

and the

co-signing
partner of

the financial

audit. In

2020, Maurice

McCormick became

the lead

audit partner

for the

financial statement
audit and has an incumbency limit of five years. Mr. Jacob will be succeeded in 2025 by Isabelle Santenac, who will take
over as the EY partner

overseeing UBS Group’s financial

audits and as the lead audit

partner for the financial statement
audit, with a five-year term. At the same time, Mr. McCormick will be succeeded by Robert Wadley,

who will assume the
role of

co-signing partner

for the

financial statement

audit, with

a seven-year

incumbency limit.

In 2021,

Hannes Smit
became the Lead Auditor

to the Swiss Financial

Market Supervisory Authority (FINMA),

with an incumbency limit

of seven
years. Daniel Martin has been the co-signing partner for the FINMA audit since 2019,

with an incumbency limit of seven
years.

During 2024, the Audit Committee held 14 meetings with the

external auditors.
Review of UBS AG audit engagement
Forvis Mazars has been appointed as auditors of UBS Europe SE, a subsidiary of UBS AG, as EU rules require UBS Europe
SE to rotate its external auditors in

the 2024 financial year. In connection with this required change, and in consideration of governance

best practices,

the

BoD considered

whether

it would

propose

to shareholders

a

rotation

of the

Group
auditor concurrent

with the

change at

UBS Europe

SE. Under

the direction

of the

Audit Committee,

UBS conducted

a
formal

review

of the

UBS AG

audit engagement

including

soliciting

proposals

from

potential

auditors.

In early

2022,
based on the results of this assessment, the BoD decided

to retain EY as the Group’s external auditors.
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
Services performed by EY and related fees
The Audit Committee

oversees all services

provided to

UBS by the

external auditors. For

services requiring

the approval
from

the

Audit

Committee,

a

preapproval

may

be

granted

either

for

a

specific

mandate

or

in

the

form

of

a

blanket
preapproval authorizing

a limited and

well-defined type and

scope of services.

The fees (including

expenses) paid to

EY
are set forth in the table below. In addition, EY received USD 52m in 2024 (USD 27m in 2023) for services performed on
behalf of our investment funds, many of which have independent fund boards or trustees.

Annual Report 2024 |
Corporate governance

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

in 2024

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
Fees paid to EY
UBS AG and its subsidiaries paid the following fees (including expenses) to EY.
For the year ended
USD m 31.12.24 31.12.23
Audit
Global audit fees

120

52
Additional services classified as audit (services required

by law or statute, including work of a non-recurring nature mandated by regulators)

24

5
Total audit

144

57
Non-audit
Audit-related fees

18

10
of which: assurance and attestation services

13

5
of which: control and performance reports

5

5
of which: consultation concerning financial accounting and

reporting standards

0

0
Tax fees

2

1
All other fees

1

0
Total non-audit

21

11
Special auditors for potential capital increases
At

the

AGM

on

23 April

2024,

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

IA supports the BoD in discharging its

governance responsibilities by taking a dynamic approach to

audit, issue assurance
and risk assessment, confirming where

controls are functioning well and

highlighting where UBS needs to

better manage
current and emerging risks.

By doing so, it drives

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

Annual Report 2024 |
Corporate governance

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
First quarter 2025 8 May 2025
Second quarter 2025 8 August 2025
Third quarter 2025 4 November 2025
The annual general meetings of the shareholders of UBS

AG will take place on the following dates:
2025 8 April 2025
2026 14 April 2026
›
Refer to the corporate calendar available at ubs.com/investors for the dates of the publication of

financial reports and other key
dates
Our annual and

quarterly publications are available in

fully online and .pdf

formats

at
ubs.com/investors , under “Financial
information”.

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
the Group

CFO and

the Group

Controller. Based

on that

evaluation, and

reflecting the

determination that

our internal
control over financial reporting was not effective as

of 31 December 2024, the President of the Executive

Board and the
CFO concluded that our disclosure controls and procedures

were not effective as of 31 December 2024.

No significant

changes have

been made

to our internal

controls or to

other factors

that could

significantly affect

these
controls subsequent to the date of their evaluation.
›
Refer to the
“Consolidated financial statements”

section of this report for more information

Annual Report 2024 |
Financial statements | Consolidated financial

statements

134
Financial statements
Consolidated financial statements

135
Management’s report on internal control over financial
reporting
136
Report of the independent registered public accounting firm
included in this report
137
Report of independent registered public accounting firm on
the financial statements
142
UBS AG consolidated financial statements
142
Primary financial statements

and share information
142
Income statement
143
Statement of comprehensive income
144
Balance sheet
145
Statement of changes in equity
147
Share information and earnings per share
148
Statement of cash flows
150
Notes to the UBS AG consolidated financial statements
150 1
Summary of material accounting policies
167 2
Accounting for the merger of UBS AG and Credit
Suisse AG
169 3a
Segment reporting
172 3b
Segment reporting by geographic location
173
Income statement notes
173 4
Net interest income and other net income from
financial instruments measured at fair value through
profit or loss
173 5
Net fee and commission income
174
6
Other income
174 7
Personnel expenses
174 8
General and administrative expenses
175 9
Income taxes
178
Balance sheet notes
178
10
Financial assets at amortized cost and other
positions in scope of expected credit loss
measurement
182
11
Derivative instruments
184 12
Property, equipment and software
184 13
Goodwill and intangible assets
186
14
Other assets
187 15
Amounts due to banks, customer deposits, and
funding from UBS Group AG
188
16
Debt issued designated at fair value
188 17
Debt issued measured at amortized cost
189 18
Provisions and contingent liabilities
197
19
Other liabilities
198
Additional information
198
20
Expected credit loss measurement
209 21
Fair value measurement
223 22
Offsetting financial assets and financial liabilities
225
23
Restricted and transferred financial assets
227 24
Maturity analysis of assets and liabilities
230 25
Hedge accounting
233
26
Post-employment benefit plans
238 27
Employee benefits: variable compensation
242 28
Interests in subsidiaries and other entities
246
29
Changes in organization and acquisitions and
disposals of subsidiaries and businesses
246 30
Related parties
249 31
Invested assets and net new money
250 32
Currency translation rates
250 33
Main differences between IFRS Accounting
Standards and Swiss GAAP
252 34
Supplemental guarantor information
253
Comparison between UBS AG consolidated and
UBS Group AG consolidated

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial information

135
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
2024
UBS

AG

management

has

assessed

the

effectiveness

of

UBS

AG’s

internal

control

over

financial

reporting

as

of
31 December

2024

based

on

the

criteria

set

forth

by

the

Committee

of

Sponsoring

Organizations

of

the

Treadway
Commission

(COSO) in

Internal Control

– Integrated

Framework

(2013 Framework).

Based on

this assessment

for the
reasons discussed below,

management believes that,

as of 31 December

2024, UBS AG’s

internal control over financial
reporting

was

not

effective

because

of

the

material

weakness

described

below

related

to

the

Credit

Suisse

business
acquired in 2023.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that
there is a reasonable

possibility that a

material misstatement of a

registrant’s financial statements

will not be prevented
or detected on a timely basis.

Prior to the acquisition, Credit Suisse management had identified and disclosed three material weaknesses, one of which
related

to

controls

to

design

and

maintain

an

effective

risk

assessment

process.

Management

concluded

that

as

of
31 December 2024, changes made to

the risk assessment process were designed effectively,

but that additional time, in
part

due

to

the

broader

integration

and

migration

efforts

underway,

is

required

to

conclude

that

these

controls

are
operating effectively on a sustained basis.
Remediation of Credit Suisse material weaknesses
In March 2023,

prior to the

acquisition by UBS

Group AG, the

Credit Suisse Group

and Credit Suisse

AG disclosed that
their management had identified material weaknesses in internal control over financial reporting as a result of which the
Credit

Suisse

Group

and

Credit

Suisse

AG

had

concluded

that,

as

of

31

December

2022,

their

internal

control

over
financial reporting

was not

effective,

and for

the same

reasons, reached

the same

conclusion regarding

31 December
2021. Following the

acquisition and merger

of Credit Suisse

Group AG into

UBS Group AG

in June 2023, Credit

Suisse
AG concluded that as

of 31 December 2023

its internal control over

financial reporting continued

to be ineffective.

For
the year ended 31 December 2023, UBS AG concluded that

its internal control over financial reporting was effective.

In May 2024,

Credit Suisse

AG and UBS

AG merged with

UBS AG as

the surviving

entity. Although Credit

Suisse AG

is
no longer a

separate legal entity,

numerous of its

booking, accounting and

risk management systems

remain in use

for
activities that have not yet been exited or migrated to UBS

systems.

The material weaknesses

that were identified

by Credit Suisse

related to the

failure to design

and maintain an

effective
risk

assessment

process

to

identify

and

analyze

the

risk

of

material

misstatements

in

its

financial

statements

and

the
failure to

design

and maintain

effective

monitoring activities

relating

to (i)

providing

sufficient

management

oversight
over the internal control evaluation

process to support Credit Suisse

internal control objectives; (ii)

involving appropriate
and sufficient

management resources

to support

the risk

assessment and

monitoring objectives;

and (iii)

assessing and
communicating the

severity of

deficiencies in

a timely

manner to

those parties

responsible for

taking corrective

action.
These material weaknesses contributed to an additional material weakness, as the Credit Suisse Group management did not design and maintain effective controls over the classification and presentation of the consolidated statement of cash flows under US GAAP.
Since

the

Credit

Suisse

acquisition,

we

have

executed

a

remediation

program

to

address

the

identified

material
weaknesses

and

have

implemented

additional

controls

and

procedures.

As

of

31

December

2024,

management

has
assessed that the changes to internal controls made to address the material weaknesses relating to the classification and presentation of

the consolidated

statement of

cash flows

as well

as assessment

and communication

of the

severity of
deficiencies are designed and operating effectively.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial information

136
The remaining material weakness relates to the

risk assessment of internal controls. We have

integrated the Credit Suisse
control framework

into the

UBS internal

control framework

and risk

assessment and

evaluation

processes

in 2024.

In
addition, UBS has

reviewed the

processes, systems

and internal control

processes in

connection with the

integration of
the financial

accounting and controls

environment of Credit

Suisse into

UBS, and

implementation of updated

or additional
processes and controls to

reflect the increase in

complexity of the accounting

and financial control environment

following
the acquisition.

Management has assessed

that the risk

assessment process was

designed effectively. However,

in light of

the increased
complexity of the

internal accounting and

control environment, the

remaining migration efforts

still underway and

limited
time

to

demonstrate

operating

effectiveness

and

sustainability

of

the

post-merger

integrated

control

environment,
management

has

concluded

that

additional

evidence

of

effective

operation

of

the

remediated

controls

is required

to
conclude

that

the

risk

assessment

processes

are

operating

effectively

on

a

sustainable

basis.

In

light

of

the

above,
management has concluded that there is a material

weakness in internal control over financial reporting at 31

December
2024.
Report of the independent registered public accounting

firm included in this report
The accompanying report of the independent registered public accounting firm on the consolidated financial statements
Report of independent registered public accounting firm on the consolidated financial statements of UBS AG is included
in our

filing on

17 March

2025 with

the Securities

and Exchange

Commission on

Form 20-F

pursuant to

US reporting
obligations.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial information

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial information

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial information

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial information

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial information

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

142
UBS AG consolidated financial statements
Primary financial statements and share information
Audited |
Income statement
For the year ended
USD m Note 31.12.24 31.12.23 31.12.22
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 4
28,967
22,444
11,803
Interest expense from financial instruments measured at

amortized cost
4
(29,745)
(19,643)
(6,696)
Net interest income from financial instruments measured

at fair value through profit or loss and other
4
5,455
1,765
1,410
Net interest income 4
4,678
4,566
6,517
Other net income from financial instruments measured

at fair value through profit or loss
4
12,959
9,934
7,493
Fee and commission income 5
25,806
20,399
20,846
Fee and commission expense 5
(2,369)
(1,790)
(1,823)
Net fee and commission income 5
23,438
18,610
19,023
Other income 6
1,248
566
1,882
Total revenues
42,323
33,675
34,915
Credit loss expense / (release) 20
544
143
29
Personnel expenses 7
19,958
15,655
15,080
General and administrative expenses 8
16,548
11,118
9,001
Depreciation, amortization and impairment of non-financial

assets
12, 13
2,840
2,238
1,845
Operating expenses
39,346
29,011
25,927
Operating profit / (loss) before tax
2,433
4,521
8,960
Tax expense / (benefit)

9
900
1,206
1,844
Net profit / (loss)
1,533
3,315
7,116
Net profit / (loss) attributable to non-controlling interests
51
25
32
Net profit / (loss) attributable to shareholders
1,481
3,290
7,084

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

143
Statement of comprehensive income
For the year ended
USD m Note 31.12.24 31.12.23 31.12.22
Comprehensive income attributable to shareholders
Net profit / (loss)
1,481
3,290
7,084
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
(2,629)
1,747
(869)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
1,340
(912)
319
Foreign currency translation differences on foreign operations reclassified to the income statement
15
58
32
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement
(12)
(28)
(4)
Income tax relating to foreign currency translations, including the effect of net investment hedges
24
(17)
4
Subtotal foreign currency translation, net of tax
(1,261)
1
849
(519)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
0
4
(440)
Net realized (gains) / losses reclassified to the income statement from equity
0
1
1
Reclassification of financial assets to Other financial assets measured at amortized cost
2
449
Income tax relating to net unrealized gains / (losses)
0
0
(3)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
0
5
6
Cash flow hedges of interest rate risk 25
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(1,198)
(36)
(5,758)
Net (gains) / losses reclassified to the income statement from equity
1,907
1,745
(159)
Income tax relating to cash flow hedges
(74)
(309)
1,124
Subtotal cash flow hedges, net of tax
635
1,400
(4,793)
Cost of hedging 25
Cost of hedging, before tax
(87)
(19)
45
Income tax relating to cost of hedging

0
0
0
Subtotal cost of hedging, net of tax
(87)
(19)
45
Total other comprehensive income that may be reclassified to the income statement, net of tax
(714)
2,235
(5,260)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans 26
Gains / (losses) on defined benefit plans, before tax
(106)
(103)
40
Income tax relating to defined benefit plans
20
(33)
41
Subtotal defined benefit plans, net of tax
(86)
(136)
81
Own credit on financial liabilities designated at fair value 21
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
75
(861)
867
Income tax relating to own credit on financial liabilities designated at fair value
(10)
71
(71)
Subtotal own credit on financial liabilities designated at

fair value, net of tax
65
(790)
796
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(21)
(927)
877
Total other comprehensive income
(735)
1,308
(4,383)
Total comprehensive income attributable to shareholders
747
4,598
2,701
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
51
25
32
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(48)
2
(14)
Total comprehensive income attributable to non-controlling interests
3
27
18
Total comprehensive income

Net profit / (loss)
1,533
3,315
7,116
Other comprehensive income

(783)
1,311
(4,396)
of which: other comprehensive income that may be reclassified to the income statement
(714)
2,235
(5,260)
of which: other comprehensive income that will not be reclassified to the income statement
(69)
(924)
864
Total comprehensive income

749
4,625
2,719
1 Mainly reflects a strengthening of the

US dollar against the Swiss franc and

the euro.

2 Effective 1 April 2022, a portfolio

of assets previously classified as Financial assets

measured at fair value through other
comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 14a for more information.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

144
Balance sheet
USD m Note 31.12.24 31.12.23
Assets
Cash and balances at central banks
223,329
171,806
Amounts due from banks 10
18,111
28,206
Receivables from securities financing transactions measured at amortized cost
10, 22
118,302
74,128
Cash collateral receivables on derivative instruments 10, 22
43,959
32,300
Loans and advances to customers 10
587,347
405,633
Other financial assets measured at amortized cost 10, 14a
59,279
54,334
Total financial assets measured at amortized cost
1,050,326
766,407
Financial assets at fair value held for trading 21
159,223
135,098
of which: assets pledged as collateral that may be sold or repledged by counterparties
38,532
44,524
Derivative financial instruments 11, 21, 22
186,435
131,728
Brokerage receivables 21
25,858
20,883
Financial assets at fair value not held for trading 21
95,203
63,754
Total financial assets measured at fair value through profit or loss
466,719
351,463
Financial assets measured at fair value through other comprehensive income 21
2,195
2,233
Investments in associates 28b
2,306
983
Property, equipment and software 12
12,091
11,044
Goodwill and intangible assets 13
6,661
6,265
Deferred tax assets 9
10,481
9,244
Other non-financial assets 14b
17,282
8,377
Total assets
1,568,060
1,156,016
Liabilities
Amounts due to banks

15a
23,347
16,720
Payables from securities financing transactions measured at amortized cost 22
14,824
5,782
Cash collateral payables on derivative instruments 22
36,366
34,886
Customer deposits 15a
749,476
555,673
Funding from UBS Group AG measured at amortized cost 15b
107,918
67,282
Debt issued measured at amortized cost 17
101,104
69,784
Other financial liabilities measured at amortized cost 19a
21,762
12,713
Total financial liabilities measured at amortized cost
1,054,796
762,840
Financial liabilities at fair value held for trading 21
35,247
31,712
Derivative financial instruments 11, 21, 22
180,678
140,707
Brokerage payables designated at fair value 21
49,023
42,275
Debt issued designated at fair value 16, 21
102,567
86,341
Other financial liabilities designated at fair value 19b, 21
34,041
27,366
Total financial liabilities measured at fair value through profit or loss
401,555
328,401
Provisions 18a
5,131
2,524
Other non-financial liabilities 19c
11,911
6,682
Total liabilities
1,473,394
1,100,448
Equity
Share capital
386
386
Share premium
84,777
24,638
Retained earnings
7,838
28,235
Other comprehensive income recognized directly in equity, net of tax
1,002
1,974
Equity attributable to shareholders
94,003
55,234
Equity attributable to non-controlling interests
662
335
Total equity
94,666
55,569
Total liabilities and equity
1,568,060
1,156,016

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

145
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
Share capital currency change
48
(48)
New consolidations / (deconsolidations) and other increases

/ (decreases)
45
3
0
Total comprehensive income for the year
2,363
of which: net profit / (loss)
3,290
of which: OCI, net of tax
(927)
Balance as of 31 December 2023
386
24,638
28,235
Equity recognized due to the merger of UBS AG and Credit Suisse

AG
4
60,571
(18,848)
Premium on shares issued and warrants exercised
(20)
2
Tax (expense) / benefit
18
Dividends
(3,000)
Translation effects recognized directly in retained earnings
(33)
Share of changes in retained earnings of associates and

joint ventures
(3)
New consolidations / (deconsolidations) and other increases

/ (decreases)
(431)
5
26
Total comprehensive income for the year
1,460
of which: net profit / (loss)
1,481
of which: OCI, net of tax
(21)
Balance as of 31 December 2024
386
84,777
7,838
1 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

2 Includes decreases related to recharges by UBS Group AG for share-based compensation awards granted to employees of UBS AG or its subsidiaries.

3 Includes an increase of USD
45
m related to the issuance of high-trigger loss-absorbing additional tier 1 capital with an equity conversion feature.

4 Refer to

Note 2 for

more information.

5 Mainly reflecting

effects from transactions

between Credit Suisse

AG and its

subsidiaries and UBS

AG and its

subsidiaries prior to

the merger in

May 2024.

6 Includes an increase of USD
490
m in the second quarter of 2024 due to the merger of UBS AG and Credit Suisse AG.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

146
Other comprehensive

income recognized

directly in equity,

net of tax
1
of which:

foreign currency

translation
of which:

financial assets at
fair value through OCI
of which:

cash flow

hedges
Total equity

attributable to

shareholders
Non-controlling

interests Total equity
5,200
4,617
(7)
628
58,102
340
58,442
(14)
(14)
5
5
(4,200)
(9)
(4,209)
(69)
0
(69)
0
0
0
0
(3)
(3)
4
(7)
(3)
(5,260)
(519)
6
(4,793)
2,701
18
2,719
7,084
32
7,116
(5,260)
(519)
6
(4,793)
(4,383)
(14)
(4,396)
(133)
4,098
(4)
(4,234)
56,598
342
56,940
(19)
(19)
12
12
(6,000)
(4)
(6,004)
(127)
0
(127)
0
0
(1)
(1)
0
0
45
(31)
15
2,235
849
5
1,400
4,598
27
4,625
3,290
25
3,315
2,235
849
5
1,400
1,308
2
1,311
1,974
4,947
1
(2,961)
55,234
335
55,569
(291)
(291)
41,432
41,432
(20)
(20)
18
18
(3,000)
(30)
(3,029)
33
0
33
0
0
(3)
(3)
(405)
355
6
(51)
6
(714)
(1,261)
0
635
747
3
749
1,481
51
1,533
(714)
(1,261)
0
635
(735)
(48)
(783)
1,002
3,686
0
(2,585)
94,003
662
94,666

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

147
Share information and earnings per share
Ordinary share capital
As

of

31 December

2024,

UBS

AG

had
3,858,408,466

issued

fully

paid

registered

shares

(31 December

2023:
3,858,408,466

shares) with

a nominal value

of USD
0.10

each, leading

to a share

capital of USD
385,840,846.60
. The
shares were entirely held by

UBS Group AG.
Conditional capital
As of 31 December 2024, the following conditional capital was available to the Board of Directors

(the BoD) of UBS AG:

–
Conditional

capital

in

the

amount

of

USD
38,000,000
,

for

the

issuance

of

a

maximum

of
380,000,000

fully

paid
registered shares with a nominal value of USD
0.10

each, to be issued through the voluntary or mandatory exercise of conversion rights and /

or warrants granted

in connection with the

issuance of bonds or

similar financial instruments
on national or international

capital markets. This

conditional capital

allowance was

approved at

the Extraordinary
General Meeting

held on

26 November

2014, having

originally been

approved at

the Annual

General Meeting
(the AGM) of UBS AG

on 14 April 2010. The BoD

has not made use of

such allowance.
Conversion capital
As

of

31 December

2024,

UBS

AG

had

conversion

capital

in

the

amount

of

USD
70,000,000
,

for

the

issuance

of

a
maximum of
700,000,000

fully paid registered shares

with a nominal value of USD
0.10

each. The issuance of fully paid
registered

shares only

occurs through

the mandatory

conversion of

claims arising

upon the

occurrence of

one or more
trigger events

under financial

market instruments

with contingent

conversion features

issued by

UBS AG. The

creation
of this conversion capital was approved at the AGM

held on 23 April 2024.
Capital band and reserve capital
As of 31 December 2024, UBS AG has not introduced

a capital band or any reserve capital.
Earnings per share
In 2015,

UBS AG

shares were delisted

from the

SIX Swiss

Exchange and the

New York

Stock Exchange. As

of 31 December
2024,
100
% of UBS AG’s issued

shares were held by UBS

Group AG and therefore were

not publicly traded. Accordingly,
earnings per share information is not provided for UBS AG.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

148
Statement of cash flows
For the year ended
USD m 31.12.24 31.12.23 31.12.22
Cash flow from / (used in) operating activities
Net profit / (loss)
1,533
3,315
7,116
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets
2,840
2,238
1,845
Credit loss expense / (release)
544
143
29
Share of net (profit) / loss of associates and joint ventures and impairment related to associates
(73)
163
(32)
Deferred tax expense / (benefit)
(1,106)
(222)
491
Net loss / (gain) from investing activities
207
(225)
(1,515)
Net loss / (gain) from financing activities
(3,643)
4,919
(16,587)
Other net adjustments
1
14,292
(10,383)
5,792
Net change in operating assets and liabilities:
1,2
Amounts due from banks and amounts due to banks
(708)
(10,093)
3
(1,088)
Receivables from securities financing transactions measured at amortized cost
(19,580)
(4,993)
5,690
Payables from securities financing transactions measured at amortized cost
471
1,543
(1,247)
Cash collateral on derivative instruments
(6,132)
1,162
73
Loans and advances to customers
21,240
3,707
1,653
Customer deposits
(13,407)
6,521
(9,409)
Financial assets and liabilities at fair value held for trading and derivative financial instruments
(27,623)
(16,017)
8,173
Brokerage receivables and payables
1,842
(6,101)
6,019
Financial assets at fair value not held for trading and other financial assets and liabilities
2,272
(4,661)
5,557
Provisions and other non-financial assets and liabilities
1,465
2,325
(437)
Income taxes paid, net of refunds
(1,500)
(1,541)
(1,495)
Net cash flow from / (used in) operating activities
(27,065)
4
(28,202)
10,630
Cash flow from / (used in) investing activities
Cash and cash equivalents obtained due to the merger of UBS

AG and Credit Suisse AG
5
121,258
Purchase of subsidiaries, business, associates and intangible assets
(64)
(4)
(3)
Disposal of subsidiaries, business, associates and intangible assets
6
233
109
1,729
Purchase of property, equipment and software
(1,512)
(1,283)
(1,478)
Disposal of property, equipment and software
71
33
161
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive income
(3)
30
(699)
Purchase of debt securities measured at amortized cost
(5,962)
(14,244)
(30,792)
Disposal and redemption of debt securities measured at amortized cost
8,384
10,435
18,799
Net cash flow from / (used in) investing activities
122,406
(4,924)
(12,283)
Table

continues below.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

149
Statement of cash flows (continued)
Table

continued from above.
For the year ended
USD m 31.12.24 31.12.23 31.12.22
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding
7
(10,304)
Net issuance (repayment) of short-term debt measured at amortized cost
(6,163)
7,181
(12,249)
Distributions paid on UBS AG shares
(3,000)
(6,000)
(4,200)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
8
102,997
104,551
79,457
Repayment of debt designated at fair value and long-term debt measured at amortized cost
8
(118,286)
(85,541)
(67,670)
Inflows from securities financing transactions measured at amortized cost
9
6,273
Outflows from securities financing transactions measured at amortized cost
9
(2,688)
Net cash flows from other financing activities
(965)
(501)
(595)
Net cash flow from / (used in) financing activities
(32,137)
19,690
(5,257)
Total cash flow
Cash and cash equivalents at the beginning of the year
190,469
195,200
207,755
Net cash flow from / (used in) operating, investing and financing activities
63,205
(13,435)
(6,911)
Effects of exchange rate differences on cash and cash equivalents 1
(10,315)
8,704
(5,645)
Cash and cash equivalents at the end of the year
10
243,359
11
190,469
195,200
of which: cash and balances at central banks
12
223,329
171,723
169,363
of which: amounts due from banks
12
16,654
12,078
13,329
of which: money market paper
12,13
3,115
6,668
12,508
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
48,253
32,576
15,730
Interest paid in cash
41,454
26,711
8,315
Dividends on equity investments, investment funds and associates received in cash
14
2,780
2,241
1,907
1 Foreign currency

translation and foreign

exchange effects on

operating assets and

liabilities and on

cash and cash

equivalents are presented

within the Other

net adjustments line,

with the exception

of foreign
currency hedge effects related to foreign exchange swaps, which are presented on the line Financial assets and liabilities at fair value held for trading and derivative financial instruments.

2 Excludes non-cash items
arising from the accounting for

the merger of UBS

AG and Credit Suisse

AG. Refer to

Note 2 for more

information.

3 Mainly reflects funding provided

to Credit Suisse.

4 Includes cash receipts from

the sale of
loans and loan commitments of USD
4,237
m within Non-core and Legacy.

5 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

6 Includes dividends received from associates.

7 Reflects the repayment of the

Emergency Liquidity Assistance facility to

the Swiss National Bank, which

was recognized in the

balance sheet line Amounts due to

banks.

8 Includes funding from UBS Group

AG
measured at amortized cost (recognized on

the balance sheet in Funding from

UBS Group AG) and measured

at fair value (recognized on

the balance sheet in Other financial

liabilities designated at fair value).

9
Reflects cash flows from securities financing transactions measured at amortized cost that use UBS debt instruments as the underlying.

10 As of 31 December 2024, the balance includes

USD
16,555
m (31 December
2023: USD
9,209
m; 31 December 2022:

USD
8,648
m) of Cash and cash

equivalents not available for

general use by the

UBS AG, which

consisted of USD
4,701
m (31 December 2023: USD
4,553
m; 31 December
2022: USD
4,253
m) considered by UBS AG

as restricted (refer to

Note 23 for more information)

and USD
11,855
m (31 December 2023:

USD
4,656
m; 31 December 2022:

USD
4,395
m) placed at central

banks to
meet local statutory minimum reserve requirements.

11 The balance includes USD
0.3
bn related to cash held in Assets

of disposal groups held for sale,

recognized within Other non-financial assets.

12 Includes
only balances with an original maturity of three

months or less.

13 Money market paper is included

in the balance sheet under Financial

assets at fair value not held for

trading (31 December 2024: USD
2,589
m;
31 December 2023:

USD
6,345
m; 31 December

2022:

USD
6,048
m), Other

financial assets

measured

at amortized

cost (31

December 2024:

USD
400
m; 31 December

2023:

USD
295
m; 31 December

2022:
USD
6,459
m) and Financial assets at fair

value held for trading (31 December 2024: USD
126
m; 31 December 2023: USD
29
m; 31 December 2022: USD
2
m).

14 Includes dividends received from associates reported
within Net cash flow from / (used in) investing activities.
Changes in liabilities arising from financing activities
USD m
Debt issued
measured at
amortized
cost
of which:
short-term
1
of which:
long-term
2
Securities
financing
transactions
measured at
amortized
cost
3
Debt issued
designated
at fair value
Swiss
National
Bank
funding
4
Over-the-
counter debt
instruments
5
Funding
from UBS
Group AG
6
Total
Balance as of 31 December 2022
59,499
29,676
29,823
71,842
1,684
57,943
190,968
Cash flows
7,979
7,181
798
8,433
(122)
9,901
26,191
Non-cash changes
2,306
428
1,878
6,066
4
2,389
10,764
of which: foreign currency translation
1,718
428
1,290
1,033
(50)
766
3,467
of which: fair value changes
5,033
53
374
5,461
of which: hedge accounting and other effects
588
588
1,249
1,836
Balance as of 31 December 2023
69,784
37,285
32,499
86,341
1,566
70,232
227,923
Changes arising upon the merger of UBS AG and Credit
Suisse AG
7
44,521
44,521
5,333
25,947
10,240
2,499
47,116
135,654
Cash flows
(10,590)
(6,163)
(4,427)
3,585
(10,059)
(10,304)
1,797
(2,601)
(28,172)
Non-cash changes
(2,610)
(613)
(1,997)
(146)
338
64
(326)
(1,487)
(4,166)
of which: foreign currency translation
(2,045)
(613)
(1,432)
(146)
(2,328)
64
(104)
(2,558)
(7,117)
of which: fair value changes
2,887
(207)
(66)
2,613
of which: hedge accounting and other effects
(565)
(565)
(221)
(14)
1,138
338
Balance as of 31 December 2024
101,104
30,509
70,595
8,772
102,567
0
5,536
113,260
331,239
1 Debt with an original contractual maturity of less than one year.

2 Debt with an original maturity greater than or equal to one year.

The classification of debt issued into short-term and long-term does not consider any early redemption features.

3 Reflects securities financing transactions measured at amortized cost that use UBS debt instruments as the underlying.

4 Reflects the Emergency Liquidity Assistance facility from the
Swiss National Bank, which was recognized in

the balance sheet line Amounts due to banks.

5 Included in balance sheet line Other financial liabilities designated at fair value.

6 Includes funding from UBS Group
AG measured at amortized cost (refer to Note 15b) and measured at fair value (refer to Note 19b).

7 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

150
Notes to the UBS AG consolidated financial statements
Note 1

Summary of material accounting policies
The following table provides an overview of information included in this Note.
151
a)
Material accounting policies

151
Basis of accounting
151
1)
Consolidation and business combinations
152
2)
Financial instruments
152
a.
Recognition
152
b.
Classification, measurement and presentation
156
c.
Loan commitments and financial guarantees
156
d.
Interest income and expense
156
e.
Derecognition
157
f.
Fair value of financial instruments
157
g.
Allowances and provisions for expected credit
losses
160
h.
Restructured and modified financial assets
161
i.
Offsetting
161
j.
Hedge accounting
162
3)
Fee and commission income and expenses
162
4)
Share-based and other deferred compensation plans
163
5)
Post-employment benefit plans
163
6)
Income taxes
164
7)
Investments in associates
164
8)
Property, equipment and software
164
9)
Goodwill and other separately identifiable intangible
assets
165
10)
Provisions and contingent liabilities
165
11)
Foreign currency translation
165
12)
Cash and cash equivalents
166
b)
Changes in IFRS Accounting Standards and
Interpretations

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

151

Note 1

Summary of material accounting policies (continued)
a) Material accounting policies
This Note describes

the material accounting

policies applied in

the preparation

of the consolidated

financial statements
(the Financial

Statements)

of UBS AG

and its

subsidiaries

(UBS AG).

On 6

March

2025, the

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

The following

areas contain

estimation uncertainty

or require

critical judgment

and have

a significant

effect on

amounts recognized

in the

Financial
Statements:

–
determination of carrying amounts of assets

and liabilities and treatment of reserves for business

combinations under common control (refer to item

1 in
this Note and Note 2)
–
expected credit loss measurement (refer to item 2g in this Note and to Note 20);
–
fair value measurement (refer to item 2f in this Note

and to Note 21);
–
income taxes (refer to item 6 in this Note and to Note

9);
–
provisions and contingent liabilities (refer to item 10 in this

Note and to Note 18);
–
post-employment benefit plans (refer to item 5 in

this Note and to Note 26);
–
goodwill (refer to item 9 in this Note and to Note

13); and
–
consolidation of structured entities (refer to item 1 in this Note and to Note 28).

1) Consolidation and business combinations
Consolidation
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

entity, i.e.
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

the relevant facts

and circumstances, including

the nature and

activities of the

investee, as

well as the

substance of voting

and similar
rights.

›
Refer to Note 28 for more information
Transactions with subsidiaries of UBS Group AG that are outside of the consolidation scope of UBS AG are

accounted for
and

presented

as

transactions

with

third

parties.

This

may

lead

to

differences

in

presentation

between

the

financial
statements of UBS Group and those of UBS AG, e.g. personnel expenses incurred by UBS Business Solutions entities and recharged to UBS AG entities are presented by UBS AG in General and administrative expenses .

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

152
Note 1

Summary of material accounting policies (continued)

Business combinations
Business combinations are

accounted for using

the acquisition method.

The amount of

non-controlling interests,

if any,
is measured at the non-controlling interest’s proportionate

share of the acquiree’s identifiable net assets.

Business combinations under common control
A business combination in which

the combining entities or

businesses are ultimately

controlled by UBS both

before and
after the business

combination and where that

control is not

transitory is considered to

constitute a business

combination
under common control

as defined by IFRS 3,
Business Combinations
. Business combinations

under common control

are
outside the scope of IFRS 3.

Critical accounting estimates and judgments
UBS AG accounts

for business

combinations under common

control using

the historic

carrying values

of assets

and liabilities

of the

transferred entity

or
business as of the date of the transfer,

determined under IFRS Accounting Standards. The balances of each of the equity reserves of the transferred entity,
accumulated after that entity becomes

part of the UBS Group, are

combined with the corresponding

equity reserves (
Share premium , Retained earnings

and
Other comprehensive income recognized directly in

equity, net

of tax
) of UBS AG. The

difference between the aggregate

carrying value of the

assets and
liabilities and equity reserves is recognized as an adjustment to Share premium , net of any consideration that may be payable. Comparative periods prior to the date of the business combination under

common control are not restated, because such transactions

are accounted for prospectively.
2) Financial instruments
a. Recognition
UBS AG generally recognizes

financial instruments when

it becomes a

party to contractual

provisions of an

instrument.
However,

UBS AG does not recognize assets received

in transfers that do not qualify for derecognition

by the transferor
(applying

derecognition

principles

under

IFRS

Accounting

Standards

as

described

in

item

2e

below).

UBS AG

applies
settlement date accounting to all

standard purchases and

sales of non-derivative financial instruments

.

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

Business model assessment and contractual cash flow characteristics

UBS AG determines the nature of a business model by considering the way portfolios of financial assets are managed to
achieve a particular business objective at the time an asset is recognized.

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

to

be

a

non-financial

variable

specific

to

a

party

to

the

contract.

Issuances

after

November

2023

include

a
contractual equity conversion feature with the same triggers, i.e. a CET1 ratio breach or FINMA viability event. When the debt is

issued in

US dollars,

these conversion

features

are classified

as equity

and are

accounted for

in
Share premium
separately from the amortized cost debt host.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

153
Note 1

Summary of material accounting policies (continued)

When the legal bail-in mechanism for write-down

or conversion into equity does not form part

of the contractual terms
of issued debt instruments, it does not affect the accounting classification of these instruments as debt or equity.

If a debt were to be written down or converted into equity in a future period, it would be partially or fully derecognized, with

the

difference

between

its

carrying

amount

and

the

fair

value

of

any

equity

issued

recognized

in

the

income
statement,

with the conversion features classified as equity always remaining in
Equity attributable to shareholders
.

Financial liabilities measured at fair value through profit or loss

UBS AG designates certain issued debt instruments

as financial liabilities at fair value

through profit or loss, on the

basis
that such financial instruments

include embedded derivatives

that are not

closely related and

which significantly impact
the

cash

flows

of

the

instrument

and / or

are

managed

on

a

fair

value

basis

(refer

to

the

table

below

for

more
information).

Financial

instruments

including

embedded

derivatives

arise

predominantly

from

the

issuance

of

certain
structured debt instruments.

Measurement and presentation

On initial recognition, financial instruments are measured at fair value adjusted for directly attributable transaction costs, unless the instrument is classified

at FVTPL, in which case

transaction costs are excluded.

Financial instruments acquired
through business combinations under

common control are initially

measured using the historic

carrying values of

financial
assets and financial

liabilities of the

transferred entity

or business as

of the date

of the transfer,

determined under

IFRS
Accounting Standards.
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

Annual Report 2024
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

Annual Report 2024
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

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

156
Note 1

Summary of material accounting policies (continued)
c. Loan commitments and financial guarantees
Loan

commitments

are

arrangements

to

provide

credit

under

defined

terms

and

conditions.

Irrevocable

loan
commitments

are

classified

as:

(i) derivative

loan

commitments

measured

at

fair

value

through

profit

or

loss;

(ii) loan
commitments

designated

at

fair

value

through

profit

or

loss;

or (iii)

loan commitments

not

measured

at

fair

value,

in
which case the ECL requirements as set out

in item 2g in this Note apply.

Financial guarantee contracts are contracts that require UBS AG to make specified payments to reimburse the holder for
an incurred loss because a specified debtor

fails to make payments when due in

accordance with the terms of a specified
debt instrument.

The ECL

requirements as

set out

in item

2g in

this Note

apply to

financial guarantees

issued that

are
not accounted for at FVTPL.

Financial

guarantee

contracts

held

by

UBS

for

credit

risk

mitigation

purposes

that

are

assessed

to

be

integral

to

the
guaranteed

exposure

are

accounted

for

as

a

component

of

that

exposure,

with

cash

flows

expected

from

the

credit
enhancement included in the measurement of the ECL of the respective exposure. Rights to reimbursement arising from
financial

guarantees

held

that

are

not

integral

to

the

terms

of

the

exposure

they

cover

are

recognized

when

their
realization is considered to be virtually certain.

d. Interest income and expense
Interest income

from financial

instruments measured

at amortized

cost and

FVOCI and

interest expense

from financial
instruments measured at amortized cost are recognized in the income statement based on the effective interest method.
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

›
Refer to item 2b in this Note and Note 4

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
Refer to Note 23 for more information

Financial liabilities
UBS AG

derecognizes

a

financial

liability

when

it

is extinguished

,

i.e.

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

Most

OTC

derivative

contracts

and

exchange-traded

futures

and

option

contracts

cleared

through

central

clearing
counterparties

and exchanges are

considered to be

settled on a

daily basis, as

the payment or

receipt of a

variation margin
on a daily basis represents a legal or economic settlement,

which results in derecognition of the associated derivatives.
›
Refer to Note 22 for more information

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

157
Note 1

Summary of material accounting policies (continued)

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
Refer to Note 21 for more information
Critical accounting estimates and judgments

The use of valuation techniques, modeling assumptions and estimates of unobservable market inputs in the fair valuation of

financial instruments requires
significant

judgment

and

could

affect

the

amount

of

gain

or

loss

recorded

for

a

particular

position.

Valuation

techniques

that

rely

more

heavily

on
unobservable inputs

and sophisticated

models inherently

require a

higher level

of judgment

and may

require adjustment

to reflect

factors that

market
participants would consider in estimating fair value,

such as close-out costs, which are presented in Note 21d.

UBS AG’s governance

framework over

fair value

measurement is described

in Note 21b,

and UBS AG provides

a sensitivity analysis

of the

estimated effects
arising from changing significant unobservable

inputs in Level 3 financial instruments to reasonably

possible alternative assumptions in Note

21f.

›
Refer to Note 21 for more information
g. Allowances and provisions for expected credit losses
ECL are

recognized for

financial assets

measured at

amortized cost,

financial assets

measured at

FVOCI, fee

and lease
receivables, financial guarantees, and loan commitments

not measured at fair value, including those acquired

through a
business

combination

under

common

control.

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
–
Stage 1 –

those instruments

for which

no significant

increase in

credit risk

(SICR) has

been observed

(see
Significant
increase in credit

risk

below): Maximum 12-month

ECL are recognized

from initial recognition,

reflecting the portion
of lifetime ECL that would result if a default occurs in the 12 months after the reporting date, weighted by the risk of
a default occurring.

–
Stage 2

–

those

instruments

for

which

an

SICR

is

observed

but

which

are

not

credit

impaired:

Lifetime

ECL

are
recognized reflecting lifetime cash shortfalls that would result from all possible default events over the expected life of
a financial instrument,

weighted by the

risk of a

default occurring. When

an SICR is

no longer observed,

the instrument
will move back to stage 1.
– Stage 3 – credit-impaired financial instruments (as determined by the occurrence of one or more loss events): Lifetime
ECL are

always recognized

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
are point-in-time (PIT)-based

for key portfolios

and consider

both current

conditions and expected

cyclical changes. For
material portfolios, PDs

and LGDs are determined

for different scenarios, whereas EAD projections are

treated as scenario
independent.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

158
Note 1

Summary of material accounting policies (continued)
For the

purpose

of determining

the ECL

-relevant

parameters,

UBS AG

leverages

its Basel

III advanced

internal

ratings-
based (A-IRB)

models that

are

also used

in determining

expected

loss (EL)

and risk-weighted

assets under

the Basel III
framework and Pillar 2 stress loss models. Adjustments have been made to these models and IFRS-9-related models have
been developed that consider the complexity, structure and

risk profile of relevant portfolios and take account

of the fact
that PDs and LGDs used in the ECL calculation are

PIT based, as opposed to the corresponding Basel III through-the-cycle
(TTC)

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

judgment

based.

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

›
Refer to Note 20 for more information

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

159
Note 1

Summary of material accounting policies (continued)

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

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

160
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
Credit risk

officers are

responsible for

the identification

of an

SICR, which

for accounting

purposes is

in some

respects
different

from

internal

credit

risk

management

processes.

This

difference

mainly

arises

because

ECL

accounting
requirements are instrument specific, such that a

borrower can have multiple exposures allocated

to different stages, and
maturing loans in stage 2 will migrate to stage 1 upon renewal irrespective of the actual credit risk at that time. Under a
risk-based

approach,

a

holistic

counterparty

credit

assessment

and

the

absolute

level

of

risk

at

any

given

date

will
determine what risk-mitigating actions may be warranted.
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

GMGC.
A sensitivity analysis covering key macroeconomic

variables, scenario weights and SICR trigger

points on ECL measurement is provided in Note 20f.

›
Refer to Note 20 for more information
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

report for more information
Modifications result in an

alteration of future contractual cash

flows and can

occur within UBS AG’s normal

risk tolerance
or as part of a credit

restructuring where a counterparty

is in financial difficulties. The

restructuring or modification of

a
financial asset

could lead

to

a

substantial change

in

the

terms

and conditions,

resulting

in

the

original

financial

asset
being

derecognized

and

a

new

financial

asset

being

recognized.

Where

the

modification

does

not

result

in

a
derecognition, any difference between

the modified contractual cash

flows discounted at the

original EIR and

the existing
gross carrying amount of the given financial asset is recognized in the income statement as of the date of modification.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

161
Note 1

Summary of material accounting policies (continued)
i. Offsetting
UBS AG presents

recognized financial

assets and liabilities

net on its

balance sheet only

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
Refer to Note 22
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
›
Refer to Note 25 for more information

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

162
Note 1

Summary of material accounting policies (continued)
3) Fee and commission income and expenses
UBS AG earns fee income from the diverse range of services it provides to its clients. Fee income can be divided into two broad

categories:

fees

earned from

services

that

are

provided

over

a

certain

period

of time,

such

as

management

of
clients’ assets, custody services

and certain advisory

services; and fees

earned from PIT services,

such as underwriting fees,
deal-contingent merger and acquisitions fees, and brokerage fees (e.g. securities and derivatives execution and clearing).
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
the client, e.g.

management of

client assets and

custodial services.

As a consequence,

UBS AG is not

required to

apply
significant judgment in allocating the consideration received across the various performance obligations.
PIT services

are generally

for a

fixed price

or dependent

on deal

size, e.g.

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
›
Refer to Note 5 for more information, including the

disaggregation of revenues
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

condition (i.e.

one that

does not
relate to a service or performance condition) do not result

in any adjustment to the share-based compensation

expense.
For cash-settled

share-based

awards,

fair

value

is remeasured

at

each

reporting

date,

so that

the

cumulative

expense
recognized equals the cash distributed.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

163
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
at

FVOCI;

(iii) changes

in

fair

value

of

derivative

instruments

designated

as

cash

flow

hedges;

(iv) remeasurements

of
defined benefit

plans; or

(v) certain

foreign currency

translations

of foreign

operations.

Amounts relating

to points

(ii)
through (v) above are recognized in
Other comprehensive income

within
Equity
.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

164
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
Refer to Note 9 for more information

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
›
Refer to Note 12 for more information
9) Goodwill and other separately identifiable intangible

assets
Goodwill represents

the

excess

of

the

consideration over

the

fair

value

of

identifiable assets,

liabilities and

contingent
liabilities

acquired that

arises in

a business

combination.

Goodwill

is not

amortized

but is

assessed

for impairment

at the

end
of

each

reporting

period,

or when

indicators

of impairment

exist.

UBS AG

tests

goodwill

for impairment

annually,

irrespective
of whether there

is any indication

of impairment.

Business

combinations

under common

control

do not

result in

recognition

of goodwill

or other

intangible

assets incremental
to those

already recognized

by the acquired

entity prior

to the date

of transfer.

Goodwill assumed

is subsequently

allocated
to respective

cash-generating

units and tested

for impairment.
An impairment charge

is recognized in the income

statement if the carrying

amount exceeds the recoverable

amount of a
cash-generating

unit.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

165
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
changes to those assumptions.

›
Refer to Notes 3 and 13 for more information

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
Refer to Note 18 for more information
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

Cumulative
amounts recognized

in
Other comprehensive

income

in respect

of cash

flow hedges

and financial

assets measured

at FVOCI
are translated at

the closing exchange

rate as

of the

balance sheet dates,

with any

translation effects adjusted through
Retained earnings .
›
Refer to Note 32 for more information
12) Cash and cash equivalents
For the purposes of the statement of cash flows, cash and

cash equivalents consist of balances with an original

maturity
of three months or less including cash, money market

paper and balances with central and other banks.
In certain

circumstances cash

and cash

equivalent balances

held are

not available

for the

use by

UBS AG,

for example
amounts placed at central banks to meet local statutory minimum reserve requirements, balances protected under client
asset segregation rules and balances pledged under depositor protection schemes.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

166

Note 1

Summary of material accounting policies (continued)
b) Changes in IFRS Accounting Standards and Interpretations

IFRS 18, Presentation and Disclosure in Financial Statements
In

April

2024,

the

IASB

issued

a

new

standard,

IFRS 18,
Presentation

and

Disclosure

in

Financial

Statements,

which
replaces IAS 1, Presentation of Financial Statements
. The main changes introduced by IFRS 18 relate

to:
– the structure of income statements;
–
new disclosure requirements for management performance

measures; and
–
enhanced guidance on aggregation and disaggregation

of information on the face of

financial statements and in the
notes thereto.
IFRS 18 is

effective from

1 January 2027

and will

also apply

to comparative

information. UBS

AG will

first apply

these
new requirements in the Annual Report 2027 and, for interim

reporting, in the first quarter 2027 interim report. UBS AG
is assessing the

impact of

the new

requirements on

its reporting

but expects

it to be

limited. UBS

AG will evaluate

the
grouping of items

in the primary

financial statements

and in the

notes thereto

based on new

principles of aggregation
and disaggregation in IFRS 18.
Amendments to IFRS 9, Financial Instruments , and IFRS 7, Financial Instruments: Disclosures
In

May

2024,

the

IASB

issued
Amendments

to

the

Classification

and

Measurement

of

Financial

Instruments

–
Amendments to IFRS 9 and IFRS 7

(the Amendments).
The Amendments relate to:
–
derecognition of financial liabilities settled through electronic transfer systems;
–
assessment of contractual cash

flow characteristics in classifying

financial assets, including those

with environmental,
social and corporate

governance and similar features,

non-recourse features, and

contractually linked instruments; and
–
disclosure

of

information

about

financial

instruments

with

contingent

features

that

can

change

the

amount

of
contractual cash flows, as well as equity instruments designated at fair value through other comprehensive income.
The

Amendments

are

effective

from

1 January

2026,

with

early

application

permitted

either

for

the

entire

set

of
amendments

or

for

only

those

that

relate

to

classification

of

financial

instruments.

UBS

AG

is

currently

assessing

the
impact of the new requirements on its financial statements.
Other amendments to IFRS Accounting Standards
The IASB has issued

a number of

minor amendments to

IFRS Accounting Standards,

effective from

1 January 2024 and
later. These amendments do not have or

are not expected to

have a significant effect on

UBS AG when they are adopted.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

167

Note 2

Accounting for the merger of UBS AG and Credit Suisse

AG
Merger of UBS AG and Credit Suisse AG
The

merger

of

UBS AG

and

Credit

Suisse AG

effected

on

31 May

2024

with

no

consideration

payable

by

UBS AG
constitutes a

business combination

under common

control accounted

for based

on

the accounting

policies

set out

in
Note 1 to these financial statements.

Assets and liabilities
UBS AG accounted for the merger

with Credit Suisse AG using the

historic carrying values of the

assets and liabilities of
Credit Suisse AG as at the date of the transaction

(31 May 2024), determined under IFRS Accounting Standards.
–
No fair

value adjustments

were made

to assets

and liabilities

(which is

different to

the UBS

Group AG

consolidated
financial

statements

where

acquisition

method

accounting

was

required

under

IFRS

3,
Business

Combinations
,

on
31 May 2023 for the acquisition of Credit Suisse Group

AG).

–
UBS AG has

elected to

retain historic

accumulated depreciation

and impairment

of non-financial

assets arising

since
31 May 2023, i.e. the date on which Credit Suisse AG came

to be under the common control of UBS Group AG.

–
Expected credit

loss allowances

and provisions for

performing and

credit-impaired exposures

were recognized

under
IFRS 9.
–
No new goodwill, intangible assets or contingent liabilities have been recognized as a result of the merger of UBS AG
and Credit Suisse AG.

–
Uniform

accounting

policies

for

like

transactions

and

events

have

been

applied

throughout

UBS

AG

and

Credit
Suisse AG as of 31 May 2023 (the date of the acquisition

of Credit Suisse Group AG by UBS Group AG).
Equity reserves
UBS AG

has taken

on the

carrying

amount of

the total

IFRS equity

of Credit

Suisse

AG as

of 31

May 2024.

This was
allocated to the individual components of equity for UBS

AG as follows:
–
The individual

equity reserve

balances of

Credit Suisse

AG recorded

from 31 May

2023 to

31 May 2024

have been
added to the corresponding equity reserves of UBS AG, with the exception of the foreign currency translation reserve.

–
UBS AG has elected to reset the foreign

currency translation reserve. As a result, the net investment hedge accounting
reserve has

been added

to
Retained earnings

as if

no net

investment hedge

accounting had

been applied

by Credit
Suisse. The remaining balance of the foreign currency translation reserve was then added to
Share premium
.

–
Equity reserve

balances of

Credit Suisse AG

recorded prior

to 31 May

2023 (i.e.

the date

on which

Credit Suisse AG
came under the common control of UBS Group AG) have

not been individually retained.

–
The difference between the net carrying value of the Credit Suisse AG assets and liabilities as of 31 May 2024 and the
individual

equity

reserve

balances

established

as

outlined

above

has

been

recognized

as

an

adjustment

to
Share premium

(reflecting

the

contribution

of

the

Credit

Suisse AG

business

to

UBS AG

from

the

common

parent,
UBS Group AG).

Comparability
Income statement,

statement of

comprehensive income

and statement

of cash

flows for

the year

ended 31

December
2024

include

seven

months

of

consolidated

data

following

the

merger

of

UBS

AG

and

Credit

Suisse

AG

(June

to
December

2024) and

five

months

of

pre-merger

UBS AG

data

only

(January

to

May

2024).

Statement

of

changes in
equity includes seven months of consolidated data, following the addition of the equity reserve balances of Credit Suisse
AG recorded from 31 May 2023 to 31 May 2024 as described

above, and five months of pre-merger UBS AG data only.
Comparative information for

the years ended 31

December 2023 and

31 December 2022 includes

pre-merger UBS

AG
data only.
Balance

sheet

information

as

at

31

December

2024

includes

post-merger

consolidated

information.

Balance

sheet
information as at 31 December 2023 reflects pre-merger

UBS AG information only.
The comparative

periods prior

to the

merger date

have not

been restated

,

as the

transaction has

been accounted

for
prospectively since 31 May 2024, i.e. the date on which the

merger of UBS AG and Credit Suisse AG was effected.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

168
Note 2

Accounting for the merger of UBS AG and Credit Suisse

AG (continued)
The table below

presents the assets, liabilities

and equity of

Credit Suisse AG that were recognized by

UBS AG on 31 May
2024 as a result of the merger.

Credit Suisse AG assets, liabilities and equity

transferred to UBS AG on the merger date
USD m
Assets
Cash and balances at central banks
114,759
Amounts due from banks
6,861
Receivables from securities financing transactions measured at amortized cost
28,380
Cash collateral receivables on derivative instruments
10,373
Loans and advances to customers
222,937
Other financial assets measured at amortized cost
10,852
Total financial assets measured at amortized cost
394,162
Financial assets at fair value held for trading
15,504
Derivative financial instruments
31,975
Brokerage receivables
130
Financial assets at fair value not held for trading
36,592
Total financial assets measured at fair value through profit or loss
84,201
Financial assets measured at fair value through other comprehensive income
0
Investments in associates
1,330
Property, equipment and software
2,627
Goodwill and intangible assets
819
Deferred tax assets
224
Other non-financial assets
5,943
Total assets
489,306
Liabilities
Amounts due to banks
20,715
Payables from securities financing transactions measured at amortized cost
6,077
Cash collateral payables on derivative instruments
6,459
Customer deposits
224,627
Funding from UBS Group AG measured at amortized cost
45,298
Debt issued measured at amortized cost
44,521
Other financial liabilities measured at amortized cost
8,984
Total financial liabilities measured at amortized cost
356,681
Financial liabilities at fair value held for trading
1,870
Derivative financial instruments
33,200
Brokerage payables designated at fair value
339
Debt issued designated at fair value
25,947
Other financial liabilities designated at fair value
5,494
Total financial liabilities measured at fair value through profit or loss
66,850
Provisions
2,817
Other non-financial liabilities
3,381
Total liabilities
429,729
Equity
Equity attributable to shareholders
1
41,432
Equity attributable to non-controlling interests
490
Total equity
41,922
1 Refer to the Statement of changes in equity in this report for more information.
Transactions

between

UBS AG

and

Credit

Suisse AG

have

been

eliminated

from

the

balances

presented

in

the

table
above. They amounted to USD
7.1
bn of assets and USD
24.8
bn of liabilities of Credit Suisse AG.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

169
Note 2

Accounting for the merger of UBS AG and Credit Suisse

AG (continued)
Transactions related to businesses and subsidiaries

of Credit Suisse
In June 2024, the Credit

Suisse supply chain finance

funds (the SCFFs) made

a voluntary offer to the

SCFFs’ investors to
redeem all outstanding fund units.

›
Refer to Note 18 for more information
In August

2024 and

October

2024, respectively,

UBS AG

has also

entered

into the

agreements

to sell

Select

Portfolio
Servicing, the US mortgage servicing business of Credit Suisse,

and its
50
% interest in Swisscard AECS GmbH.
›
Refer to Note 29 for more information

Note 3a

Segment reporting
UBS AG’s

businesses

are

organized

globally

into

five

business

divisions:

Global

Wealth

Management,

Personal

&
Corporate Banking,

Asset Management,

the Investment

Bank, and

Non-core and

Legacy.

All five business

divisions are
supported by Group functions

and qualify as reportable

segments for the purpose of

segment reporting. Together

with
Group functions,

the five business divisions reflect the

management structure of UBS AG.
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

and private markets and capital

markets, cash and
derivatives trading across equities and fixed income, and

financing.

–
Non-core and Legacy

includes positions and businesses not aligned with our long-term strategy

and risk appetite. It
consists of selected

assets and liabilities

from the Credit

Suisse business divisions,

as well as

residual assets and

liabilities
from UBS’s former Non-core and

Legacy Portfolio that preceded the acquisition of

the Credit Suisse Group and

smaller
amounts of

assets and

liabilities of

UBS’s business

divisions that

have been

assessed as

not strategic

in light

of that
acquisition.
–
Our Group functions are

support and control functions

that provide services to

the Group. Virtually

all costs incurred
by the

Group functions

are allocated

to the

business divisions,

leaving a

residual amount

that we

refer to

as
Group
Items

in our segment reporting. Group functions include the following major areas: Group Services (which consists of the Group

Operations and

Technology Office,

Group Compliance,

Regulatory &

Governance, Group

Finance, Group
Risk Control, Group Human Resources and Corporate Services, Communications

& Branding, Group Legal, the Group
Integration Office, Group Sustainability and Impact and the

Chief Strategy Office) and Group Treasury.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

170
Note 3a

Segment reporting (continued)
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

or Group

function, additional

criteria are

considered to

determine the

segment that

will report

the
associated

assets.

This

will

include

a

consideration

of

which

segment’s

business

needs

are

being

addressed

by

the
transaction

and

which

segment

is

providing

the

funding

and

/

or

resources.

Allocation

of

liabilities

follows

the

same
principles.
Non-current assets

disclosed

for segment

reporting purposes

represent assets

that are

expected to

be recovered

more
than

12

months

after

the

reporting

date,

excluding

financial

instruments,

deferred

tax

assets

and

post-employment
benefits.
As part

of the

continued

refinement

of UBS

AG’s reporting

structure

and organizational

setup,

in the

first

quarter

of
2024

certain

changes

to

Group

Treasury

allocations

were

made

with

an

impact

on

segment

reporting

for

UBS AG’s
business divisions and Group Items. Prior-period information has been adjusted for comparability.
UBS AG has allocated to the

business divisions nearly all Group

Treasury costs that historically were retained

and reported
in Group Items.

Costs that continue

to be retained

in Group Items

include costs related

to hedging and

own debt, and
deferred tax

asset funding

costs. In

parallel with

these changes,

UBS AG has

increased the

allocation of

balance sheet
resources from Group Treasury to the business divisions.
Following the changes outlined

above, prior-period information for

the twelve-month period ended

31 December 2023
has

been

restated,

resulting

in

decreases

in

Operating

profit / (loss)

before

tax

of

USD
91
m

for

Global

Wealth
Management

and USD
69
m for

Personal

& Corporate

Banking, and

increases in

Operating

profit / (loss)

before

tax of
USD
134
m for Group Items, USD
25
m for the Investment Bank and

USD
1
m for Asset Management, with no

change to
Non-core and Legacy.
Prior-period

information

as

of

31 December

2023

has

also

been

restated,

resulting

in

increases

of

Total

assets

of
USD
35.6
bn

in

Global

Wealth

Management,

USD
26.9
bn

in

Personal

&

Corporate

Banking

and

USD
21.4
bn

in

the
Investment Bank, with a corresponding decrease of assets

of USD
83.9
bn in Group Items.
These changes had no effect on the reported results or financial position of UBS AG.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

171
Note 3a

Segment reporting (continued)

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group

Items UBS AG
For the year ended 31 December 2024
Net interest income
5,901
4,035
(54)
(3,484)
(12)
(1,708)
4,678
Non-interest income
16,247
3,123
2,853
13,321
347
1,753
37,645
Total revenues
22,148
7,159
2,799
9,837
335
45
42,323
Credit loss expense / (release)
(1)
393
0
98
55
0
544
Operating expenses
18,893
4,714
2,334
8,753
3,673
979
39,346
Operating profit / (loss) before tax
3,255
2,052
465
987
(3,392)
(935)
2,433
Tax expense / (benefit)
900
Net profit / (loss)
1,533
Additional information
Total assets
560,194
449,224
22,291
453,078
67,696
15,577
1,568,060
Additions to non-current assets
286
704
77
589
61
0
1,717

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group

Items
UBS AG
For the year ended 31 December 2023
1
Net interest income
5,345
3,059
(37)
(2,586)
24
(1,238)
4,566
Non-interest income
13,194
2,158
2,108
10,371
34
1,244
29,109
Total revenues
18,539
5,216
2,071
7,784
58
6
33,675
Credit loss expense / (release)
25
50
(1)
67
1
1
143
Operating expenses
14,900
2,889
1,706
7,588
1,010
919
29,011
Operating profit / (loss) before tax
3,614
2,277
366
130
(952)
(914)
4,521
Tax expense / (benefit)
1,206
Net profit / (loss)
3,315
Additional information
Total assets
1
404,747
283,980
19,662
402,415
13,845
31,368
1,156,016
Additions to non-current assets
666
219
70
445
0
0
1,400

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group
Items UBS AG
For the year ended 31 December 2022
Net interest income
5,274
2,192
(19)
(241)
1
(690)
6,517
Non-interest income
13,689
2,113
2,980
2
8,958
236
423
28,398
Total revenues
18,963
4,304
2,961
8,717
237
(267)
34,915
Credit loss expense / (release)
0
39
0
(12)
2
0
29
Operating expenses
14,069
2,475
1,565
6,890
104
823
25,927
Operating profit / (loss) before tax
4,894
1,790
1,396
1,839
131
(1,091)
8,960
Tax expense / (benefit)
1,844
Net profit / (loss)
7,116
Additional information
Total assets
388,624
235,330
16,971
391,495
13,367
59,649
1,105,436
Additions to non-current assets
42
13
1
33
0
1,773
1,862
1 Comparative-period information has been restated for Group Treasury allocations.

2 Includes an USD
848
m gain in Asset Management related to the sale of UBS AG‘s shareholding in Mitsubishi Corp.-UBS Realty
Inc.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

172
Note 3b

Segment reporting by geographic location
The

operating

regions

shown

in

the

table

below

correspond

to

the

regional

management

structure

of

UBS AG.

The
allocation of total revenues to these

regions reflects, and is consistent with,

the basis on which the business is

managed
and its performance

is evaluated.

These allocations

involve assumptions

and judgments

that management

considers to
be reasonable and

may be refined

to reflect changes

in estimates or

management structure.

The main principles

of the
allocation methodology are

that client revenues

are attributed to

the domicile of

the given client

and trading and

portfolio
management

revenues are

attributed

to the

country where

the risk

is managed.

This

revenue attribution

is consistent
with the mandate of the regional Presidents. Certain revenues, such as those related to Non-core and Legacy and Group
Items, are included in the Global

line.
The geographic analysis

of non-current assets

is based on

the location of

the entity in

which the given

assets are recorded.

For the year ended 31 December 2024
Total revenues Total non-current assets
USD bn Share % USD bn
Share %

Americas
1
15.7
37
8.9
42
Asia Pacific
6.7
16
1.3
6
Europe, Middle East and Africa (excluding Switzerland)
7.0
17
2.7
13
Switzerland
12.0
28
8.2
39
Global
0.9
2
0.0
0
Total
42.3
100
21.1
100
For the year ended 31 December 2023
Total revenues
2
Total non-current assets
USD bn Share % USD bn
Share %

Americas
1
13.3
39
8.6
47
Asia Pacific
5.0
15
1.2
7
Europe, Middle East and Africa (excluding Switzerland)
6.1
18
2.6
14
Switzerland
9.2
27
5.9
32
Global
0.0
0
0.0
0
Total
33.7
100
18.3
100
For the year ended 31 December 2022
Total revenues Total non-current assets
USD bn Share % USD bn
Share %

Americas
1
13.8
40
9.0
48
Asia Pacific
5.6
16
1.5
8
Europe, Middle East and Africa (excluding Switzerland)
7.0
20
2.6
14
Switzerland
7.7
22
5.6
30
Global
0.8
2
0.0
0
Total
34.9
100
18.7
100
1 Predominantly related to the US.

2 Comparative-period information has been restated for changes in Group Treasury allocations.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

173
Income statement notes
Note 4

Net interest

income and other net

income from financial instruments

measured at fair value

through
profit or loss

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Net interest income from financial instruments measured

at fair value through profit or loss and other
5,455
1,765
1,410
Other net income from financial instruments measured

at fair value through profit or loss
1
12,959
9,934
7,493
Total net income from financial instruments measured at fair value through profit or loss and other
18,414
11,698
8,903
Net interest income
Interest income from loans and deposits
2
25,751
19,637
9,634
Interest income from securities financing transactions measured at amortized cost
3
3,716
3,450
1,378
Interest income from other financial instruments measured

at amortized cost
1,339
1,152
545
Interest income from debt instruments measured at fair

value through other comprehensive income
104
103
74
Interest resulting from derivative instruments designated as cash flow hedges
(1,943)
(1,898)
173
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
28,967
22,444
11,803
Interest expense on loans and deposits
4
23,621
14,977
4,488
Interest expense on securities financing transactions measured at amortized cost
5
1,939
1,714
1,089
Interest expense on debt issued
4,053
2,855
1,031
Interest expense on lease liabilities
132
97
88
Total interest expense from financial instruments measured at amortized cost
29,745
19,643
6,696
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
(777)
2,801
5,108
Total net interest income from financial instruments measured at fair value through profit or loss and other
5,455
1,765
1,410
Total net interest income
4,678
4,566
6,517
1 Includes net losses from financial liabilities

designated at fair value of

USD
2,090
m (net losses of USD
4,065
m in 2023 and net gains

of USD
17,036
m in 2022). This complementary

“of which” information for
financial liabilities designated at fair value excludes

fair value changes on hedges related to

financial liabilities designated at fair value, and foreign currency translation effects arising from translating foreign currency transactions into the respective

functional currency, both

of which are reported

within Other net income from

financial instruments measured at fair

value through profit or

loss. Net gains /

(losses) from financial
liabilities designated at fair value included

net losses of USD
1,844
m (net losses of USD
2,045
m and net gains of

USD
4,112
m in 2023 and 2022,

respectively) from financial liabilities related to

unit-linked investment
notes issued by UBS AG’s Asset Management business division. These gains / (losses) are fully offset within Other net income from financial instruments measured at fair value through profit or loss by the fair value change on the financial assets hedging the

unit-linked investment contracts,

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

due from banks,

and cash collateral receivables

on derivative instruments.

5 Includes negative interest,

including fees, on

receivables from securities financing

transactions measured at
amortized cost.
Total

combined

net

interest

income

and other

net

income

from

financial

instruments

measured

at

fair

value

through
profit or loss

increased by USD
3,137
m to

USD
17,637
m, mainly

driven by

the consolidation of

Credit Suisse AG revenues.
Note 5

Net fee and commission income

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Underwriting fees
838
637
633
M&A and corporate finance fees
1,016
669
804
Brokerage fees
4,407
3,323
3,487
Investment fund fees
5,669
4,730
4,942
Portfolio management and related services
11,328
9,091
9,059
Other
2,548
1,950
1,921
Total fee and commission income
1
25,806
20,399
20,846
of which: recurring
17,065
14,008
14,229
of which: transaction-based
8,604
6,320
6,550
of which: performance-based
137
71
68
Fee and commission expense
2,369
1,790
1,823
Net fee and commission income
23,438
18,610
19,023
1 For the

year ended 31 December

2024, reflects third-party

fee and commission

income of USD
15,527
m for Global

Wealth Management, USD
2,588
m for Personal

& Corporate Banking,

USD
3,333
m for Asset
Management, USD
4,135
m for the Investment Bank, USD
230
m for Non-core and Legacy and negative USD
6
m for Group Items (for the year ended 31 December 2023: USD
12,687
m for Global Wealth Management,
USD
1,840
m for Personal &

Corporate Banking, USD
2,723
m for Asset Management,

USD
3,153
m for the Investment

Bank, USD
7
m for Non-core and

Legacy and negative USD
11
m for Group Items;

for the year
ended 31 December 2022: USD
12,990
m for Global Wealth

Management, USD
1,657
m for Personal

& Corporate Banking,

USD
2,840
m for Asset Management,

USD
3,350
m for the Investment

Bank, USD
0
m for
Non-core and Legacy and USD
10
m for Group Items).

Net fee and commission income

increased by USD
4,828
m to USD
23,438
m, mainly driven by the

consolidation of Credit
Suisse AG revenues.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

174
Note 6

Other income

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1
9
24
148
Net gains / (losses) from disposals of investments in associates and joint ventures
118
0
844
2
Share of net profits of associates and joint ventures
3
74
(163)
32
Total
201
(138)
1,024
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income
0
(1)
(1)
Income from properties
4
29
18
20
Net gains / (losses) from properties held for sale
(16)
8
71
Income from shared services provided to UBS Group AG or its subsidiaries
733
568
460
Other
5
301
6
112
308
7
Total other income
1,248
566
1,882
1 Includes foreign exchange gains / (losses) reclassified

from other comprehensive income related to the

disposal or closure of foreign operations.

Refer to Note 29 for more information about

UBS AG’s acquisitions
and disposals of subsidiaries and businesses.

2 Includes an USD
848
m gain related to the sale of UBS AG’s shareholding in Mitsubishi Corp.-UBS Realty Inc.

3 2024 includes a loss of USD
80
m due to UBS's share
of proportionate impairment losses reflected in the profit and loss of an associate (2023: loss of USD
255
m).

4 Includes rent received from third parties.

5 2024 includes gains of USD
0
m related to the repurchase
of UBS AG‘s own debt instruments (compared with a gain of USD
21
m in 2023 and a gain of USD
23
m in 2022).

6 Includes USD
113
m net gains in Asset Management from the sale of the Brazilian real estate fund management business.

7 Mainly relates to a portion of the total USD
133
m gain on the sale of UBS AG’s domestic wealth management business in Spain of USD
111
m (with the remaining amount disclosed within
Net gains / (losses) from acquisitions and disposals of subsidiaries) and income of USD
111
m related to a legacy litigation settlement and a legacy bankruptcy claim.
Note 7

Personnel expenses

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Salaries
1
7,884
5,898
5,528
Variable compensation
2
9,414
7,669
7,636
of which: performance awards
3,511
2,841
2,910
of which: financial advisors
3
5,293
4,549
4,508
of which: other
610
279
217
Contractors
110
98
119
Social security
1,060
835
730
Post-employment benefit plans
4
787
579
555
of which: defined benefit plans
380
259
256
of which: defined contribution plans
408
320
299
Other personnel expenses
703
576
513
Total personnel expenses
19,958
15,655
15,080
1 Includes role-based allowances.

2 Refer to Note

27 for more information.

3 Financial advisor compensation

consists of cash compensation,

determined using a formulaic

approach based on production,

and
deferred awards. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

4 Refer to Note 26 for more
information. Includes curtailment

gains of USD
71
m for the

year ended 31

December 2024 (for

the year ended 31

December 2023: USD
3
m; for the

year ended 31 December

2022: USD
13
m), which represent a
reduction in the defined benefit obligation related to the Swiss pension plans resulting from a decrease in headcount following restructuring activities.
Personnel expenses increased

by USD
4,303
m to USD
19,958
m, mainly driven

by the consolidation

of Credit Suisse AG
expenses.
Note 8

General and administrative expenses

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Outsourcing costs
829
478
451
Technology costs
912
558
502
Consulting, legal and audit fees
1,170
650
494
Real estate and logistics costs
832
679
507
Market data services
573
400
367
Marketing and communication
356
209
195
Travel and entertainment
279
205
156
Litigation, regulatory and similar matters
1
1,514
816
348
Other
10,085
7,123
5,981
of which: shared services costs charged by UBS Group AG or its subsidiaries
8,862
6,203
5,264
Total general and administrative expenses
16,548
11,118
9,001
1

Reflects the net increase,

including recoveries from third parties,

in provisions for litigation, regulatory

and similar matters recognized in

the income statement. Refer to

Note 18 for more information.

In 2024, in
accordance with the applicable contractual arrangements, UBS AG received a reimbursement of USD 177m from a direct subsidiary of UBS Group AG.

General

and

administrative

expenses

increased

by

USD
5,430
m

to

USD
16,548
m,

which

included

the

effect

of
consolidating Credit Suisse AG expenses.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

175
Note 9

Income taxes

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Tax expense / (benefit)
Swiss
Current
567
810
664
Deferred
(106)
39
(22)
Total Swiss
461
849
642
Non-Swiss

Current
1,439
618
689
Deferred
(1,000)
(262)
513
Total non-Swiss
439
356
1,202
Total income tax expense / (benefit) recognized in the income statement
900
1,206
1,844
Income tax recognized in the income statement
The Swiss current tax expenses related to taxable profits

of UBS Switzerland AG and other Swiss entities.
The net Swiss deferred tax benefit mainly related to a net

upward revaluation of deferred tax assets (DTAs) of USD
65
m.

The non-Swiss

current tax

expenses

included USD
831
m that

mainly related

to US

corporate

alternative

minimum tax
with an

equivalent deferred

tax benefit

for DTAs recognized

in respect of

tax credits

carried forward

and USD
608
m in
respect of other taxable profits of non-Swiss subsidiaries

and branches.
The

net

non-Swiss

deferred

tax

benefit

included

benefits

of

USD
831
m

related

to

the

aforementioned

deferred

tax
benefit, USD
417
m in respect of

a net upward revaluation

of DTAs and USD
252
m in respect of

an increase in deferred
tax asset

recognition for UBS AG’s

US branch.

These benefits were

partly offset by

an expense of

USD
500
m that primarily
related

to

the

amortization

of

DTAs

previously

recognized

in

relation

to

tax

losses

carried

forward

and

deductible
temporary differences.

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Operating profit / (loss) before tax
2,433
4,521
8,960
of which: Swiss
221
3,174
4,052
of which: non-Swiss
2,212
1,347
4,907
Income taxes at Swiss tax rate of
18.5
% for 2024,
18.5
% for 2023 and
18
% for 2022
450
836
1,613
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate
(66)
(43)
267
Tax effects of losses not recognized
358
71
74
Previously unrecognized tax losses now utilized
(454)
(401)
(217)
Non-taxable and lower-taxed income
(232)
(165)
(316)
Non-deductible expenses and additional taxable income
1,379
1,017
414
Adjustments related to prior years, current tax
(35)
(15)
(33)
Adjustments related to prior years, deferred tax
(27)
10
19
Change in deferred tax recognition
(608)
(273)
(217)
Adjustments to deferred tax balances arising from changes

in tax rates
6
0
0
Other items
128
169
240
Income tax expense / (benefit)

900
1,206
1,844

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

176
Note 9

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

(e.g. client entertainment costs are not deductible

in certain
locations).
Adjustments related to
prior years, current tax
This item relates to adjustments to current tax expense for

prior years (e.g. if the tax payable for a year

is agreed with the
tax authorities in an amount that differs from the amount

previously reflected in the financial statements).
Adjustments related to
prior years, deferred
tax
This item relates to adjustments to deferred tax positions

recognized in prior years (e.g. if a tax loss for

a year is fully
recognized and the amount of the tax loss agreed with

the tax authorities is expected to differ from the

amount previously
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
40
m was recognized

in
Other comprehensive

income

(2023: net expense

of USD
288
m) and
a net tax benefit of USD
18
m was recognized in Share premium

(2023: net benefit of USD
12
m).
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
The recognition of DTAs

is supported by forecasts of

taxable profits for the entities

concerned. In addition, tax planning
opportunities are available that would

result in additional future taxable

income and these would

be utilized, if

necessary.
Deferred tax

liabilities are recognized

in respect of

investments in subsidiaries,

branches and associates,

and interests

in
joint arrangements,

except to

the extent

that UBS AG

can control

the timing

of the

reversal

of the

associated taxable
temporary difference,

and it is probable that such

will not reverse in the foreseeable future. However, as of 31 December
2024, this exception was not considered to apply to any

taxable temporary differences.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

177
Note 9

Income taxes (continued)

USD m 31.12.24 31.12.23
Deferred tax assets
1
Gross
Valuation
allowance Recognized Gross
Valuation
allowance Recognized
Tax loss carry-forwards
19,871
(17,594)
2,277
11,453
(8,496)
2,957
Unused tax credits
675
0
675
95
0
95
Temporary differences
10,123
(2,594)
7,529
6,771
(579)
6,192
of which: related to real estate costs capitalized for US

tax
purposes
2,971
0
2,971
2,703
0
2,703
of which: related to compensation and benefits
1,920
(503)
1,417
1,457
(205)
1,252
of which: related to cash flow hedges
607
0
607
619
0
619
of which: other
4,625
(2,090)
2,535
1,992
(374)
1,618
Total deferred tax assets
30,669
(20,188)
10,481
2
18,319
(9,076)
9,244
2
of which: related to the US
9,174
8,505
of which: related to other locations
1,307
739
Deferred tax liabilities
Total deferred tax liabilities
283
162
1 After offset of DTLs, as applicable.

2 As of 31 December 2024, UBS AG recognized DTAs of USD
777
m (31 December 2023: USD
408
m) in respect of entities that incurred losses in either 2024 or 2023.
In general, US federal tax losses incurred prior

to 31 December 2017 can be carried

forward for 20 years. US federal tax
losses incurred after that date

can be carried forward indefinitely,

although the utilization of such

losses is limited to

80%
of the

entity’s future

year taxable

profits. UK

tax losses

can also

be carried

forward indefinitely;

they can

shelter up

to
either 25% or 50%

of future year taxable

profits, depending on when

the tax losses

arose. The amounts of

US tax loss
carry-forwards that

are included

in the table

below are

based on their

amount for

federal tax

purposes rather

than for
state and local tax purposes.

Unrecognized tax loss carry-forwards
USD m 31.12.24 31.12.23
Within 1 year
387
192
From 2 to 5 years
9,491
10,278
From 6 to 10 years
3,127
2,708
From 11 to 20 years
3,760
1,199
No expiry
50,770
16,252
Total
67,535
30,630
of which: related to the US
1
19,213
12,354
of which: related to the UK
38,293
14,333
of which: related to other locations
10,029
3,943
1 Related to UBS AG’s US branch.
Pillar Two top-up taxes under Global Anti-Base Erosion

rules
Certain

countries

in

which

UBS AG

operates

have

enacted

legislation

implementing

the

Pillar

Two

Global

Anti-Base
Erosion rules published by the Organisation for Economic Co-operation and Development that introduced domestic top-
up taxes that applied to local UBS AG entities during 2024. These include Switzerland,

the UK, Japan, Canada and most
EU Member

States. Moreover,

Switzerland and,

also, most

EU Member

States had

enacted legislation

by 31 December
2024

that

introduced

non-domestic

top-up

taxes

that

are

effective

from

1 January

2025,

which

apply

to

UBS AG’s
worldwide entities.
The exception in paragraph

4A of IAS

12,
Income Taxes
, which requires that

deferred tax assets and

deferred tax liabilities
be neither recognized nor disclosed in respect of such top-up taxes, has been applied for the purposes of these financial
statements.
UBS AG’s current

tax expenses

for 2024

do not

include a

material expense

in relation

to top-up

taxes because,

to the
extent that UBS AG’s

profits arose in entities

to which top-up

taxes applied, these

were almost all in

countries that had
effective tax rates of 15% or more.
An assessment of UBS AG’s potential future exposure to

top-up taxes under legislation that was enacted or

substantively
enacted to

implement the

Pillar Two

model rules

by 31 December 2024

but was

not yet

in effect

was performed,

reflecting
country-by-country reporting and, also, the corporate

tax expenses of UBS AG entities that are expected

in future years.
This assessment

indicated that

UBS AG’s profits

in future

years are

expected to

be almost

entirely earned

in countries
with corporate tax

expenses that are

at an effective

tax rate of 15%

or more and will

not, therefore, be

subject to top-
taxes. Consequently, UBS AG is

not expected to have a

material annual exposure to

top-up taxes for future

years under
this legislation.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

178

Balance sheet notes
Note 10

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
table below.
›
Refer to Note 20 for more information about expected

credit loss measurement
Segment Segment description Description of credit risk sensitivity
Business division

Private clients with
mortgages
Lending to private clients secured by
owner-occupied real estate and
personal account overdrafts of those
clients
Sensitive to Swiss GDP, interest rate
environment, unemployment levels, real
estate collateral values and other regional
aspects

– Personal & Corporate Banking
– Global Wealth Management
Real estate financing Rental or income-producing real estate financing to private and corporate
clients secured by real estate
Sensitive to Swiss GDP, unemployment
levels,

the interest rate environment, real
estate collateral values and other regional
aspects

– Personal & Corporate Banking
– Global Wealth Management
– Investment Bank
Large corporate clients Lending to large corporate and multi-
national clients
Sensitive to GDP developments,
unemployment levels, credit default swap
(CDS) indices, seasonality, business cycles
and collateral values (diverse collateral,
including real estate and other collateral
types)
– Personal & Corporate Banking
– Investment Bank
– Global Wealth Management
– Non-core and Legacy
SME clients Lending to small and medium-sized
corporate clients
Sensitive to GDP developments,
unemployment levels, the interest rate
environment and, to some extent,
seasonality,

business cycles and collateral
values (diverse collateral,

including real
estate and other collateral types)
– Personal & Corporate Banking
Lombard Loans secured by pledges of marketable
securities, guarantees and other forms
of collateral (including hedge funds,
private equity and unlisted equities)
Sensitive to equity and debt markets (e.g.
changes in collateral values)
– Global Wealth Management
Credit cards
Credit card exposures in Switzerland
and the US
Sensitive to unemployment levels – Personal & Corporate Banking
– Global Wealth Management
Commodity trade
finance
Working capital financing of commodity
traders, generally extended on a self-
liquidating transactional basis
Sensitive primarily to the strength of
individual transaction structures and
collateral values (price volatility of
commodities),

as the primary source for
debt service is directly linked to the
shipments financed
– Personal & Corporate Banking
Consumer financing Consumer loans and car leasing Sensitive to unemployment levels – Personal & Corporate Banking
Ship financing Ship financing mainly includes bulk
carriers, oil tankers, containers and
liquefied natural gas carriers
Sensitive to real GDP, earnings of tankers
and earnings of bulk carriers
– Global Wealth Management
Aircraft financing Corporate aircraft financing Sensitive to collateral values – Global Wealth Management
Financial intermediaries
and hedge funds
Lending to financial institutions and
pension funds, including exposures to
broker-dealers and clearing houses
Sensitive to GDP development, CDS
indices, the interest rate environment,
price and volatility risks in financial
markets, regulatory and political risk, and
collateral values (diverse collateral,
including real estate and other collateral
types)
– Personal & Corporate Banking
– Investment Bank
– Global Wealth Management
– Non-core and Legacy
›
Refer to Note 20f for more details regarding sensitivity

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

179
Note 10

Financial assets at amortized cost and other positions in

scope of expected credit loss measurement
(continued)
The tables

below provide

ECL exposure

and ECL

allowance and

provision

information about

financial instruments

and
certain non-financial instruments that are

subject to ECLs.

USD m 31.12.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
223,329
223,201
128
0
(186)
0
(186)
0
Amounts due from banks
18,111
17,912
198
0
(42)
(1)
(5)
(36)
Receivables from securities financing transactions measured at amortized cost
118,302
118,302
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
43,959
43,959
0
0
0
0
0
0
Loans and advances to customers
587,347
560,531
22,309
4,506
(2,830)
(276)
(323)
(2,230)
of which: Private clients with mortgages
251,955
241,690
9,009
1,256
(166)
(46)
(70)
(50)
of which: Real estate financing
83,780
79,480
4,071
229
(100)
(24)
(27)
(49)
of which: Large corporate clients
25,599
21,073
3,493
1,033
(828)
(72)
(123)
(632)
of which: SME clients
21,002
17,576
2,293
1,133
(963)
(55)
(47)
(860)
of which: Lombard
147,714
147,326
266
122
(107)
(6)
0
(101)
of which: Credit cards
1,978
1,533
406
39
(41)
(6)
(11)
(25)
of which: Commodity trade finance
4,204
4,089
106
9
(122)
(9)
0
(113)
of which: Ship / aircraft financing
8,058
7,136
922
0
(31)
(14)
(16)
0
of which: Consumer financing
2,814
2,468
114
232
(137)
(15)
(19)
(102)
Other financial assets measured at amortized cost
59,279
58,645
439
194
(135)
(25)
(7)
(103)
of which: Loans to financial advisors
2,723
2,568
59
95
(41)
(4)
(1)
(37)
Total financial assets measured at amortized cost
1,050,326
1,022,550
23,074
4,701
(3,195)
(304)
(521)
(2,369)
Financial assets measured at fair value through other comprehensive income
2,195
2,195
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,052,521
1,024,746
23,074
4,701
(3,195)
(304)
(521)
(2,369)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
40,280
38,860
1,242
178
(61)
(16)
(24)
(22)
of which: Large corporate clients
7,818
7,098
635
85
(18)
(6)
(9)
(2)
of which: SME clients
2,524
2,074
393
57
(27)
(5)
(15)
(7)
of which: Financial intermediaries and hedge funds

21,590
21,449
141
0
(1)
(1)
0
0
of which: Lombard
3,709
3,652
24
33
(4)
(1)
0
(3)
of which: Commodity trade finance
2,678
2,676
2
0
(1)
(1)
0
0
Irrevocable loan commitments
79,579
75,158
4,178
243
(192)
(105)
(61)
(26)
of which: Large corporate clients
47,381
43,820
3,393
168
(155)
(91)
(54)
(10)
Forward starting reverse repurchase and securities borrowing agreements
24,896
24,896
0
0
0
0
0
0
Committed unconditionally revocable credit lines
148,900
146,496
2,149
255
(75)
(59)
(17)
0
of which: Real estate financing
7,674
7,329
345
0
(6)
(4)
(2)
0
of which: Large corporate clients
14,692
14,091
584
17
(22)
(14)
(7)
(2)
of which: SME clients
9,812
9,289
333
190
(34)
(28)
(6)
0
of which: Lombard
73,267
73,181
84
1
0
0
0
0
of which: Credit cards
10,074
9,604
467
3
(8)
(6)
(2)
0
Irrevocable committed prolongation of existing loans
4,608
4,602
4
2
(3)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines
298,263
290,012
7,572
678
(332)
(183)
(102)
(48)
Total allowances and provisions
(3,527)
(487)
(623)
(2,417)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

180
Note 10

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
(308)
(272)
(664)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

181
Note 10

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

–
write-offs of

ECL allowances against

the gross

loan balances

when all

or part

of a

financial asset

is deemed

uncollectible
or forgiven reduce the coverage ratios.
The total combined

on- and off-balance

sheet coverage

ratio was at
37

basis points as

of 31 December 2024,
15

basis
points higher

than the

ratio as

of 31 December

2023. The

combined stage 1

and 2

ratio of
10

basis points

was unchanged
compared with the ratio as of 31 December 2023; the stage 3 ratio was
31
%,
9

percentage points higher than the ratio
as of 31 December 2023.

31.12.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
252,121
241,736
9,079
1,306
7
2
77
5
386
Real estate financing
83,880
79,504
4,098
278
12
3
66
6
1,768
Total real estate lending
336,001
321,240
13,177
1,584
8
2
73
5
628
Large corporate clients
26,427
21,145
3,617
1,665
313
34
341
79
3,795
SME clients
21,966
17,631
2,341
1,993
439
31
203
52
4,316
Total corporate lending
48,393
38,776
5,958
3,659
370
33
287
67
4,079
Lombard
147,821
147,332
267
222
7
0
8
0
4,531
Credit cards
2,019
1,539
416
64
205
39
256
85
3,857
Commodity trade finance
4,327
4,098
106
122
283
22
40
23
9,258
Ship / aircraft financing
8,089
7,150
938
0
38
20
175
38
0
Consumer financing
2,951
2,484
134
334
464
62
1,447
133
3,057
Other loans and advances to customers
40,576
38,188
1,636
752
83
7
56
9
3,965
Loans to financial advisors
2,764
2,571
60
132
149
14
159
17
2,785
Total other lending
208,547
203,363
3,558
1,627
39
4
161
7
4,152
Total
1
592,941
563,379
22,693
6,869
48
5
143
10
3,301
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
8,473
8,271
176
26
4
4
22
4
81
Real estate financing
8,694
8,300
394
0
7
6
33
7
0
Total real estate lending
17,167
16,571
570
26
6
5
30
6
81
Large corporate clients
69,896
65,013
4,612
271
28
17
151
26
528
SME clients
13,944
12,788
842
315
59
30
324
48
532
Total corporate lending
83,840
77,800
5,454
586
33
19
177
30
530
Lombard
80,390
80,235
120
35
1
0
1
0
2,330
Credit cards
10,074
9,604
467
3
8
6
36
8
0
Commodity trade finance
3,487
3,464
23
0
3
3
51
3
0
Ship / aircraft financing
2,669
2,663
6
0
13
13
49
13
0
Consumer financing
134
134
0
0
6
6
0
6
0
Financial intermediaries and hedge funds
22,842
22,378
464
0
1
1
8
1
0
Other off-balance sheet commitments
52,765
52,268
468
29
4
2
28
2
2,945
Total other lending
172,360
170,745
1,549
67
3
1
23
2
2,470
Total
2
273,367
265,117
7,572
678
12
7
135
10
704
Total on- and off-balance sheet
3
866,308
828,495
30,265
7,547
37
6
141
10
3,067
1 Includes Loans and advances to

customers and Loans to financial

advisors, which are presented

on the balance sheet line Other

financial assets measured at amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

182
Note 10

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

Note 11

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
›
Refer to Notes 16 and 21 for more information about

derivative instruments
›
Refer to Note 25 for more information about derivatives

designated in hedge accounting relationships

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

183
Note 11

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

by UBS AG

to control

credit risk

and the

capital requirements imposed

by regulators

reflect these additional
factors.
›
Refer to Note 22 for more information about derivative

financial assets and liabilities after consideration

of netting potential
permitted under enforceable netting arrangements
›
Refer to the “Risk management and control” section of this

report for more information about the risks arising from derivative instruments
Derivative instruments

31.12.24 31.12.23
USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amounts related
to derivative
financial assets
and liabilities
1,2
Other
notional
amounts
1,3
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amounts related
to derivative
financial assets
and liabilities
1,2
Other
notional
amounts
1,3
Interest rate
42.1
36.6
3,649.8
16,843.5
35.3
32.8
2,471.7
13,749.0
of which: forwards (OTC)
4
0.1
0.0
92.9
851.5
0.1
0.0
114.0
1,061.4
of which: swaps (OTC)
27.1
20.3
1,360.1
14,974.2
23.0
18.2
788.0
11,884.1
of which: options (OTC)
14.7
16.1
2,189.1
12.1
14.4
1,569.4
of which: futures (ETD)
827.5
707.4
of which: options (ETD)
0.1
0.0
7.8
190.3
0.0
0.0
0.2
96.1
Credit derivatives
3.1
3.7
143.8
1.8
1.6
93.1
of which: credit default swaps (OTC)
2.8
3.3
138.7
1.6
1.5
91.4
of which: total return swaps (OTC)
0.0
0.3
1.0
0.0
0.1
0.7
Foreign exchange
101.1
94.6
7,216.1
268.8
65.4
71.7
6,367.1
179.6
of which: forwards (OTC)
36.9
32.3
2,268.3
15.6
18.9
1,881.7
of which: swaps (OTC)
55.5
53.5
3,793.5
267.0
43.5
46.7
3,587.2
178.7
of which: options (OTC)
8.6
8.7
1,145.2
6.2
6.1
892.6
Equity / index
36.9
42.7
1,364.8
93.3
27.3
32.9
1,191.1
84.3
of which: swaps (OTC)
5.9
8.2
352.8
6.0
8.9
263.4
of which: options (OTC)
4.4
8.3
226.1
2.8
5.9
193.4
of which: futures (ETD)
84.6
77.3
of which: options (ETD)
13.4
13.5
784.7
8.7
10.3
10.0
732.7
6.9
of which: client-cleared transactions (ETD)
13.1
12.7
8.1
8.0
Commodities
2.6
2.2
155.4
17.1
1.6
1.3
128.6
15.5
of which: swaps (OTC)
0.9
1.1
58.3
0.7
0.5
44.8
of which: options (OTC)
0.8
0.4
42.2
0.6
0.3
38.4
of which: futures (ETD)
12.6
13.0
of which: forwards (ETD)
0.0
0.0
27.3
0.0
0.0
31.5
of which: client-cleared transactions (ETD)
0.3
0.4
0.2
0.3
Other
5
0.6
0.8
86.9
0.3
0.4
86.0
Total derivative instruments,

based on netting under IFRS Accounting Standards
6
186.4
180.7
12,616.8
17,222.8
131.7
140.7
10,337.6
14,028.4
1 In cases where derivative financial instruments are

presented on a net basis on the balance

sheet, the respective notional amounts of the netted derivative financial instruments are still presented on a gross

basis.

2 Notional amounts of client-cleared

ETD and OTC transactions through central clearing counterparties are not disclosed, as they

have a significantly different risk profile.

3 Other notional amounts relate

to derivatives
that are cleared through either

a central counterparty or an

exchange and settled on a

daily basis (except for

OTC derivatives

settled through collateralized-to-market arrangements, which are presented under

Derivative
financial assets and Derivative financial liabilities). The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for any of the periods presented.

4 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or

loss and are recognized within derivative

instruments.

5 Includes mainly derivative loan commitments

measured at FVTPL, as well as unsettled

purchases and sales of non-
derivative financial instruments

for which the

changes in the

fair value between

trade date and

settlement date are

recognized as derivative

financial instruments.

6 Derivative financial

assets and liabilities

are
presented net on the balance sheet

if UBS AG has the

unconditional and legally enforceable right

to offset the recognized amounts,

both in the normal course

of business and in the event

of default, bankruptcy or
insolvency of

the entity

and all

of the

counterparties, and

intends either

to settle

on a

net basis

or to

realize the

asset and

settle the

liability simultaneously.

Refer to

Note 22

for more

information on

netting
arrangements.

On

a

notional

amount

basis,

approximately
55
%

of

OTC

interest

rate

contracts

held

as

of

31 December

2024
(31 December 2023:
51
%) mature

within one year,
27
% (31 December 2023:
30
%) within one to

five years and
18
%
(31 December 2023:
19
%) after five years.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

184
Note 11

Derivative instruments (continued)
Notional amounts of interest rate contracts cleared through either a central counterparty or an exchange that are legally
settled or economically

net settled on a

daily basis are

presented under
Other notional amounts

in the table

above and
are categorized into maturity

buckets on the basis

of contractual maturities of

the cleared underlying derivative

contracts.
Other notional

amounts related

to interest

rate contracts

increased by

USD
3.1
trn compared

with 31 December

2023,
mainly reflecting the merger of

UBS AG and Credit Suisse AG, and higher business

volume in the Investment Bank, partly
offset by unwinding activities in Non-core and Legacy.
Note 12

Property, equipment and software

At historical cost less accumulated depreciation
USD m
Owned
properties and
equipment
1
Leased
properties and
equipment
2
Software
Projects in
progress 2024 2023
Historical cost
Balance at the beginning of the year
11,362
4,379
9,789
640
26,169
24,893
Balance recognized upon the merger of UBS AG and Credit Suisse

AG
3
1,614
1,500
979
49
4,142
Additions
116
213
48
1,340
1,717
1,393
Disposals / write-offs
4
(464)
(118)
(357)
0
(940)
(1,449)
Reclassifications
5
117
(12)
1,124
(1,388)
(158)
378
Foreign currency translation
(597)
(112)
(212)
(34)
(955)
954
Balance at the end of the year
12,148
5,850
11,371
607
29,975
26,169
Accumulated depreciation
Balance at the beginning of the year
7,520
2,058
5,548
0
15,126
13,577
Accumulated depreciation recognized upon the merger

of UBS AG and
Credit Suisse AG
3
643
446
426
0
1,514
Depreciation
637
719
1,437
0
2,793
1,974
Impairment
6
2
3
18
0
23
238
Disposals / write-offs
4
(462)
(118)
(357)
0
(937)
(1,445)
Reclassifications
5
(32)
(3)
(5)
0
(40)
206
Foreign currency translation
(407)
(69)
(118)
0
(594)
576
Balance at the end of the year
7,900
3,036
6,949
0
17,885
15,126
Net book value
Net book value at the beginning of the year
3,842
2,321
4,241
640
11,044
11,316
Net book value at the end of the year
4,247
2,814
4,422
607
7
12,091
11,044
1 Includes leasehold improvements and IT hardware.

2 Represents right-of-use assets recognized by UBS AG as lessee. UBS AG predominantly enters into lease contracts, or contracts that include lease components, in relation to real

estate, including offices,

retail branches and

sales offices. The

total cash outflow for

leases during 2024 was

USD
917
m (2023: USD
594
m). Interest expense on

lease liabilities is included

within
Interest expense from financial instruments measured at amortized cost and Lease liabilities is included within Other financial liabilities measured at amortized cost. Refer to Notes 4 and 19a, respectively. There were
no material gains or losses arising from sale-and-leaseback

transactions in 2024 and in 2023.

3 Refer to Note 2 for more information

about the merger of UBS AG

and Credit Suisse AG.

4 Includes write-offs of
fully depreciated assets.

5 The total reclassification amount for

the respective periods represents net reclassifications from

/ to Other non-financial assets.

6 Impairment charges recorded in 2024 generally

relate
to assets that

are no longer

used, of which

USD
23
m for Group

Items. The

recoverable amount

based on a

value-in-use approach

was determined

to be zero.

7 Consists of

USD
315
m related to

software and
USD
291
m related to Owned properties and equipment.

Note 13

Goodwill and intangible assets
Introduction
UBS AG performs an impairment test on its goodwill assets

on an annual basis or when indicators of impairment exist.

UBS AG considers Asset Management,

as reported in Note 3a, as a separate cash-generating unit (a CGU), as that is the level at which the

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

amount.
Upon the merger of

UBS AG and Credit Suisse

AG in May 2024, an

existing goodwill balance

of USD
0.5
bn in Personal
&

Corporate

Banking

was

transferred

to

UBS AG.

This

goodwill

balance

was

included

in

the

impairment

test

as

of
31 December 2024.

›
Refer to Note 2 for more information about the merger

of UBS AG and Credit Suisse AG

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

185
Note 13

Goodwill and intangible assets (continued)
As

of

31 December

2024,

total

goodwill

recognized

on

the

balance

sheet

was

USD
6.5
bn,

of

which

USD
3.7
bn

was
carried by

the Global

Wealth Management

Americas CGU,

USD
1.2
bn was

carried by

the Global

Wealth Management
Switzerland and International

CGU, USD
1.1
bn was

carried by

Asset Management and

USD
0.5
bn was

carried by

Personal
&

Corporate

Banking.

Based

on

the

impairment

testing

methodology

described

below,

UBS AG

concluded

that

the
goodwill

balances

as

of

31 December

2024

allocated

to

these

CGUs

were

not

impaired.

For

each

of

the

CGUs,

the
recoverable amount substantially

exceeded the

carrying value as

of 31 December 2024,

and there was

no indication of
a significant risk of goodwill impairment based on the testing performed as of 31 December 2024.
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

but

the

forecast

period
covers five

years (with

a terminal

value thereafter) in

order to provide

for the

CGU’s specific planning

assumptions, namely
the ongoing investments

in the core

banking infrastructure

in the US to

enhance the

product capabilities and

offerings
in this

market in

the medium

term. The

extended forecast period

of five

years did

not trigger, defer or

avoid an

impairment
of goodwill as of 31 December 2024.
The

carrying

amount

for

each

CGU

is

determined

by

reference

to

UBS’s

equity

attribution

framework.

Within

this
framework,

UBS

attributes

equity

to

the

businesses

on

the

basis

of

their

risk-weighted

assets

and

leverage

ratio
denominator

(both

metrics

include

resource

allocations

from

Group

functions

to

the

business

divisions),

or

by

their
common equity tier 1

(CET1) capital equivalent

of risk-based capital

if higher, their

goodwill and their

intangible assets,
as

well

as

attributed

equity

related

to

certain

CET1

capital

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

goodwill would

reduce IFRS

Accounting Standards

equity and

net profit.

It would

not affect

cash flows
and,

as

goodwill

is

required

to

be

deducted

from

capital

under

the

Basel III

capital

framework,

no

effect

would

be
expected on UBS AG’s capital ratios.

Discount and growth rates
Discount rates Growth rates
In % 31.12.24 31.12.23 31.12.24 31.12.23
Global Wealth Management Americas
9.5
9.5
3.8
3.8
Global Wealth Management Switzerland and International
9.5
9.5
3.7
3.4
Asset Management
9.0
9.0
3.3
3.3
Personal & Corporate Banking
7.5
2.5

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

186
Note 13

Goodwill and intangible assets (continued)

USD m Goodwill
Intangible
assets
1
2024 2023
Historical cost
Balance at the beginning of the year
6,043
1,602
7,645
7,641
Balance recognized upon the merger of UBS AG and Credit Suisse

AG
2
505
386
891
Additions
0
0
0
6
Disposals
3
0
(1)
(1)
(40)
Reclassifications
4
0
(384)
(384)
0
Foreign currency translation
(52)
(61)
(113)
38
Balance at the end of the year
6,496
1,544
8,039
7,645
Accumulated amortization and impairment
Balance at the beginning of the year
0
1,379
1,379
1,374
Balance recognized upon the merger of UBS AG and Credit Suisse

AG
2
72
72
Amortization
0
44
44
26
Impairment / (reversal of impairment)
0
1
1
0
Disposals 3
0
0
0
(30)
Reclassifications
4
0
(96)
(96)
0
Foreign currency translation
0
(23)
(23)
9
Balance at the end of the year
0
1,378
1,378
1,379
Net book value at the end of the year
6,496
165
6,661
6,265
of which: Global Wealth Management Americas
3,706
28
3,734
3,748
of which: Global Wealth Management Switzerland and International
1,158
38
1,196
1,233
of which: Personal & Corporate Banking
505
0
505
0
of which: Asset Management
1,127
0
1,127
1,149
of which: Investment Bank
0
98
98
135
of which: Non-core and Legacy
0
1
1
0
1 Intangible assets

mainly include customer

relationships, core

deposits, contractual

rights and the

fully amortized branch

network intangible asset

recognized in connection

with the acquisition

of PaineWebber
Group, Inc. in 2000.

2 Refer to Note 2

for more information about the

merger of UBS AG

and Credit Suisse AG.

3 Reflects the derecognition of

goodwill allocated to businesses

and intangible assets held

by
entities that have been disposed of.

4 In 2024, certain intangible assets were reclassified to Assets of disposal group held for sale. Refer to Note

29 for more information.

The table below presents estimated aggregated

amortization expenses for intangible assets.

USD m Intangible assets
Estimated aggregated amortization expenses for:
2025
22
2026
22
2027
22
2028
17
2029
11
Thereafter
68
Not amortized due to indefinite useful life
3
Total
165
Note 14

Other assets
a) Other financial assets measured at amortized cost

USD m 31.12.24 31.12.23
Debt securities
41,583
43,245
Loans to financial advisors
2,723
2,615
Fee- and commission-related receivables
2,231
1,883
Finance lease receivables
5,934
1,427
Settlement and clearing accounts

430
311
Accrued interest income
2,196
2,004
Other
1
4,182
2,849
Total other financial assets measured at amortized cost
59,279
54,334
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.
Effective 1 April

2022, UBS reclassified

a portfolio of

HQLA financial assets

from
Financial assets

measured at fair

value
through other comprehensive income

with a fair value of USD
6.9
bn (the Portfolio) to Other financial assets measured at
amortized cost
.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

187
Note 14

Other assets (continued)
The Portfolio’s cumulative fair value losses of USD
449
m pre-tax and USD
333
m post-tax, previously recognized in Other
comprehensive income,

were removed

from equity

and adjusted

against the

value of

the assets

on the

reclassification
date, so

that the

Portfolio was

measured as

if the

assets had

always been

classified at

amortized cost,

with a

value of
USD
7.4
bn as

on 1

April 2022.

The reclassification

has had

no effect

on the

income statement. At

the time,

the accounting
reclassification

arose

as

a

direct

result

of

the

planned

transformation

of

UBS’s

Global

Wealth

Management

Americas
business, involving significant growth

and extension of

the business, generating substantial

cash balances, with

a number
of new saving and deposit products being launched that are longer in duration. Additional lending, and a broader range of customer

segments were

targeted. As

a consequence,

the Portfolio

is no

longer held

in a

business model

to collect
the contractual

cash flows

and sell

the assets

but

is instead

solely held

to collect

the contractual

cash flows

until the
assets mature, requiring a reclassification of the Portfolio in line with IFRS 9 with effect from 1 April 2022.
b) Other non-financial assets

USD m 31.12.24 31.12.23
Precious metals and other physical commodities

7,341
4,426
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
1,946
1,379
Prepaid expenses
1,194
1,062
Current tax assets
1,504
184
VAT,

withholding tax and other tax receivables
1,129
561
Properties and other non-current assets held for sale
195
105
Assets of disposal groups held for sale
2
1,823
Other

2,149
660
Total other non-financial assets
17,282
8,377
1 Refer to Note 18 for more information.

2 Refer to Note 29 for more information about the agreement to sell Select Portfolio

Servicing.
Note 15

Amounts due to banks, customer deposits, and funding

from UBS Group AG
a) Amounts due to banks and customer deposits

USD m 31.12.24 31.12.23
Amounts due to banks
23,347
16,720
Customer deposits
749,476
555,673
of which: demand deposits
224,982
146,163
of which: retail savings / deposits
182,273
152,683
of which: sweep deposits
41,935
41,045
of which: time deposits
1
300,284
215,782
Total amounts due to banks and customer deposits
772,822
572,393
1 Includes customer deposits in UBS AG Jersey Branch and UBS AG Guernsey Branch placed by UBS

Switzerland AG and UBS AG Swiss Branch on behalf of their clients.
Customer deposits increased by USD
193.8
bn, with the increase of USD
224.6
bn in May 2024 relating to the merger

of
UBS

AG

and

Credit

Suisse

AG.

Excluding

the

effects

of

the

merger,

there

was

a

decrease

of

USD
30.8
bn,

driven

by
currency effects and net new deposit outflows mainly in time deposits due to maturities, partly offset by shifts into retail
savings / deposits as a result of the aforementioned maturities.
b) Funding from UBS Group AG measured at amortized

cost

USD m 31.12.24 31.12.23
Debt contributing to total loss-absorbing capacity (TLAC)
87,036
51,102
Debt eligible as high-trigger loss-absorbing additional tier

1 capital instruments
1
14,585
11,286
Debt eligible as low-trigger loss-absorbing additional

tier 1 capital instruments
1,245
1,212
Other
2
5,051
3,682
Total funding from UBS Group AG measured at amortized cost
3,4
107,918
67,282
1 For 31 December 2024, includes

USD
6.9
bn (31 December 2023: USD
3.6
bn) that are, upon the occurrence

of a trigger event or a viability event,

subject to conversion into ordinary UBS shares.

2 Includes debt
no longer

eligible as

TLAC having

a residual

maturity of

less than

one year

and high-trigger

loss-absorbing additional

tier 1

capital instruments

that ceased

to be

eligible when

UBS Group

AG issued

notice of
redemption.

3 The Total funding from UBS Group AG measured at amortized cost consists of subordinated debt of UBS AG and its subsidiaries toward UBS Group AG. Subordinated debt consists of unsecured debt
obligations that are contractually subordinated in right

of payment to all other present and future non-subordinated

obligations of the respective issuing entity.

All instruments contributing to TLAC are subordinated
since 1.1.2020.

4 UBS AG has also recognized funding from UBS Group AG that is designated at fair value.

Refer to Note 19b for more information.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

188
Note 15

Amounts due to banks, customer deposits, and funding

from UBS Group AG (continued)
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
5.8
bn as of 31 December 2024 and a decrease
of USD
3.2
bn as of 31 December 2023. The movement was mainly the

result of the merger of UBS AG and Credit Suisse
AG.
Of the
Total funding

from UBS

Group AG

measured at

amortized cost

outstanding as

of 31

December 2024,

USD
105.8
bn
pays a fixed interest rate and USD
2.1
bn pays a floating rate of interest.
›
Refer to Note 24 for maturity information
Note 16

Debt issued designated at fair value

USD m 31.12.24 31.12.23
Issued debt instruments
Equity-linked
1
54069
46,269
Rates-linked

23641
16,880
Credit-linked
5225
4,506
Fixed-rate
14250
14,295
Commodity-linked
3592
3,704
Other
1789
687
Total debt issued designated at fair value
2
102567
86,341
of which: issued by UBS AG with original maturity greater than one year
3
82491
73,544
of which: issued by Credit Suisse International standalone

with original maturity greater than one year
3
96
1 Includes investment

fund unit-linked

instruments issued.

2 As of

31 December 2024,
100
% of Total

debt issued designated

at fair value

was unsecured.

3 Based on

original contractual

maturity without
considering any early redemption features.
Note 17

Debt issued measured at amortized cost

USD m 31.12.24 31.12.23
Short-term debt
1
30,509
37,285
Senior unsecured debt
33,416
18,450
of which: issued by UBS AG with original maturity greater than one year
32,621
18,446
Covered bonds
8,814
1,006
Subordinated debt
689
3,008
of which: eligible as non-Basel III-compliant tier 2 capital instruments
207
538
Debt issued through the Swiss central mortgage institutions
27,251
10,035
Other long-term debt
424
0
Long-term debt
2
70,595
32,499
Total debt issued measured at amortized cost
3,4
101,104
69,784
1 Debt with an original contractual maturity

of less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to one year.

The
classification of debt

issued into

short-term and long

-term does not

consider any early

redemption features.

3 Net of

bifurcated embedded derivatives,

the fair value

of which was

not material

for the

periods
presented.

4 Except for Covered bonds (
100
% secured), Debt issued through the Swiss central mortgage institutions (
100
% secured) and Other long-term debt (
91
% secured),
100
% of the balance was unsecured
as of 31 December 2024.
UBS AG uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt

instruments held
at amortized cost.

In some cases,

UBS AG applies hedge

accounting for interest rate

risk as discussed

in item 2j

in Note 1a
and Note 25. As

a result of

applying hedge accounting, the

life-to-date adjustment to the

carrying amount of
Debt issued
measured at amortized cost

was an increase of USD
0.0
bn as of 31 December 2024

and a decrease of

USD
0.4
bn as of
31 December 2023, reflecting changes in fair value

due to interest rate movements.
Subordinated debt consists

of unsecured debt

obligations that are

contractually subordinated

in right of

payment to all
other

present

and

future

non-subordinated

obligations

of

the

respective

issuing

entity.

All

of

the

subordinated

debt
instruments outstanding as of 31 December 2024 pay a

fixed rate of interest.
›
Refer to Note 24 for maturity information

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

189

Note 18

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.

USD m 31.12.24 31.12.23
Provisions other than provisions for expected credit losses
4,799
2,336
Provisions for expected credit losses
1
332
188
Total provisions
5,131
2,524
1 Refer to Note 10 for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.
The following table presents additional information for

provisions other than provisions for expected

credit losses.

Litigation,
regulatory and
similar matters 1 Restructuring 2 Real estate 3 Other 4 Total 2024
Balance at the beginning of the year
1,810
209
135
181
2,336
Provisions recognized upon merger of UBS AG and Credit Suisse AG
5
1,986
463
89
106
2,644
Increase in provisions recognized in the income statement
1,598
6
667
15
123
2,403
Release of provisions recognized in the income statement
(199)
(167)
(3)
(78)
(448)
Reclassifications
82
6
0
0
0
82
Provisions used in conformity with designated purpose
(1,580)
6
(472)
(17)
(34)
(2,103)
Foreign currency translation and other movements
(99)
(1)
4
(19)
(115)
Balance at the end of the year

3,598
699
224
278
4,799
1 Consists of provisions for losses resulting from legal, liability and compliance risks.

2 Consists of USD
383
m of provisions for onerous contracts related to real estate as of 31 December 2024 (31 December 2023:
USD
146
m); USD
262
m of

personnel-related restructuring

provisions as

of 31

December 2024

(31 December

2023: USD
64
m) and

onerous contracts

related to

technology.

3 Mainly includes

provisions for
reinstatement costs with respect to leased

properties.

4 Mainly includes provisions related to employee

benefits, VAT

and operational risks.

5 Refer to Note 2 for more information

about the merger of UBS AG
and Credit Suisse AG.

6 Mainly relating to the funding

by UBS AG of the offer

made in June 2024 by

the Credit Suisse supply chain finance

funds to redeem all of

their outstanding units. As a

result of the offer,
UBS AG increased the IAS 37 Provisions related

to litigation, regulatory and similar matters by

USD
944
m with a corresponding impact on the

income statement, as the probability of an outflow

of resources increased,
bringing the total IAS 37 provision for this matter to USD
1,421
m. The provision has been used to recognize the funding obligation, which was accounted for as a derivative liability with a fair value of USD
1,421
m.
Post the expiry of the offer, USD
92
m was reclassified from derivative liabilities back into IAS 37 provisions in relation to investors who did not accept the redemption offer.
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

Information about provisions

and contingent liabilities

in respect of

litigation, regulatory

and similar matters,

as a class,
is included in Note 18b. There are no material contingent

liabilities associated with the other classes of provisions.
b) Litigation, regulatory and similar matters
UBS operates in

a legal and

regulatory environment that

exposes it to

significant litigation and

similar risks arising

from
disputes and

regulatory

proceedings.

As a

result,

UBS

is involved

in various

disputes

and legal

proceedings,

including
litigation,

arbitration,

and

regulatory

and

criminal

investigations.

“UBS”,

“we”

and

“our”,

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
events

after

the

reporting

period

under

IAS

10

and

must

be

recognized

in

the

financial

statements

for

the

reporting
period.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

190
Note 18

Provisions and contingent liabilities (continued)
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

timing of outflows.

However, the aggregate

amount of the

expected outflows for

those matters
for which

we are

able to

estimate expected

timing is

immaterial relative

to our

current and

expected levels

of liquidity
over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions”
table in Note 18a above.

UBS provides below an estimate of the

aggregate liability for its litigation, regulatory

and similar
matters

as a

class of

contingent

liabilities. Estimates

of

contingent

liabilities are

inherently

imprecise

and

uncertain

as
these estimates require UBS to make speculative legal assessments as to claims and proceedings that involve unique fact
patterns or

novel legal

theories, that

have not

yet been

initiated or

are at

early stages

of adjudication,

or as

to which
alleged damages have

not been quantified

by the claimants.

Taking into account

these uncertainties and

the other factors
described herein, UBS estimates the future losses that could arise from litigation, regulatory and similar matters disclosed below

for

which

an

estimate

is

possible,

that

are

not

covered

by

existing

provisions

are

in

the

range

of

USD
0
bn

to
USD
3.7
bn.
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
1
USD m
Global Wealth
Manage-
ment
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core

and

Legacy
Group

Items
Total
Balance at the beginning of the year
1,220
156
12
286
4
132
1,810
Provisions recognized upon merger of UBS AG and Credit Suisse AG
2
14
1
2
2
1,964
4
1,986
Increase in provisions recognized in the income statement
3
174
1
7
17
1,393
6
1,598
Release of provisions recognized in the income statement
(18)
0
0
(9)
(171)
(2)
(199)
Reclassifications
3
3
0
0
0
79
0
82
Provisions used in conformity with designated purpose
3
(55)
0
(20)
(20)
(1,481)
(4)
(1,580)
Foreign currency translation and other movements
(69)
(10)
0
(11)
(10)
0
(99)
Balance at the end of the year
1,271
147
1
266
1,779
135
3,598
1 Provisions, if

any, for the

matters described in items

2 and 10 of

this Note are recorded

in Global Wealth

Management. Provisions,

if any, for

the matters described in

items 5, 6, 7,

8, 9 and 11

of this Note are
recorded in Non-core

and Legacy.

Provisions, if

any, for

the matters described

in item 1

of this Note

are allocated between

Global Wealth Management,

Personal & Corporate

Banking and Non-core

and Legacy.
Provisions, if any, for the matters described in item 3 of this Note are allocated between the

Investment Bank, Noncore and Legacy and Group Items. Provisions,

if any, for the matters described in item 4 of this Note
are allocated between Global Wealth Management

and Personal & Corporate

Banking. Provisions, if any,

for the matters described in item

12 of this Note are allocated

between the Investment Bank and

Non-core
and Legacy.

2 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

3 Mainly relates to the funding by UBS AG of the offer made in June 2024 by the Credit Suisse supply chain finance funds to redeem all of their outstanding

units. As a result of the

offer, UBS AG

increased the IAS 37 Provisions related

to litigation, regulatory and similar matters

by USD
944
m with a corresponding impact
on the income statement, as the probability of an

outflow of resources increased, bringing the total IAS 37 provision for this matter to USD
1,421
m. The provision has been used to recognize

the funding obligation,
which was accounted for

as a derivative liability

with a fair value

of USD
1,421
m. Post the expiry

of the offer,

USD
92
m was reclassified from

derivative liabilities back into

IAS 37 provisions in

relation to investors
who did not accept the redemption offer.
1. Inquiries regarding cross-border wealth management businesses
Tax and regulatory authorities in a number of

countries have made inquiries,

served requests for information or

examined
employees located in their

respective jurisdictions

relating to the

cross-border wealth

management services provided

by
UBS and other financial

institutions. Credit Suisse

offices in various locations,

including the UK, the

Netherlands, France
and

Belgium,

have

been

contacted

by

regulatory

and

law

enforcement

authorities

seeking

records

and

information
concerning

investigations

into

Credit

Suisse’s

historical

private

banking

services

on

a

cross-border

basis

and

in

part
through its local branches and banks. The

UK and French aspects of these issues

have been closed. UBS is continuing to
cooperate with the authorities.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

191
Note 18

Provisions and contingent liabilities (continued)
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

Appeal’s

decision
regarding unlawful solicitation and aggravated

laundering of the proceeds of tax

fraud, but overturned the confiscation
of EUR
1
bn, the

penalty of

EUR
3.75
m and

the EUR
800
m of

civil damages

awarded to

the French

state. The

case has
been remanded to

the Court of

Appeal for a

retrial regarding these

overturned elements. The

French state has

reimbursed
the EUR
800
m of civil damages to UBS AG.
In May 2014, Credit Suisse entered into

settlement agreements with the SEC, Federal Reserve and

New York Department
of Financial Services and

entered into an agreement with

the US Department of

Justice (DOJ) to plead

guilty to conspiring
to aid and abet

US taxpayers in

filing false tax

returns (2014 Plea

Agreement). Credit Suisse

continued to report

to and
cooperate with US

authorities in accordance

with its obligations

under the 2014

Plea Agreement, including

by conducting
a review of cross-border

services provided by Credit

Suisse. In this connection,

Credit Suisse provided information

to US
authorities regarding potentially

undeclared US assets

held by clients

at Credit Suisse.

UBS continues to

cooperate with
the ongoing investigation by the DOJ.
Our balance sheet

at 31 December

2024 reflected

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
2
bn.
In 2014,

the US

Supreme Court

rejected the

BMIS Trustee’s

motion for

leave to

appeal decisions,

dismissing all

claims
against UBS defendants except those for the recovery of approximately USD
125
m of payments alleged to be fraudulent
conveyances and

preference payments.

Similar claims

have been

filed against

Credit Suisse

entities seeking

to recover
redemption payments.

In 2016,

the bankruptcy

court dismissed

these claims

against the

UBS entities

and most

of the
Credit Suisse entities.

In 2019, the

Court of Appeals

reversed the

dismissal of the

BMIS Trustee’s remaining

claims. The
case has been remanded to the Bankruptcy Court for further

proceedings.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

192
Note 18

Provisions and contingent liabilities (continued)
3. Foreign exchange, LIBOR and benchmark rates, and other

trading practices
Foreign-exchange-related

regulatory

matters:

Beginning

in

2013,

numerous

authorities

commenced

investigations
concerning

possible

manipulation

of

foreign

exchange

markets

and

precious

metals

prices.

As

a

result

of

these
investigations, UBS entered

into resolutions with

Swiss, US and

UK regulators and

the European

Commission. UBS was
granted conditional immunity by the

Antitrust Division of the DOJ

and by authorities in other

jurisdictions in connection
with potential

competition law violations

relating to foreign

exchange and

precious metals businesses.

In December

2021,
the European Commission issued a decision imposing a fine of EUR
83.3
m on Credit Suisse entities based on findings of
anticompetitive

practices

in

the

foreign

exchange

market.

Credit

Suisse

has

appealed

the

decision

to

the

European
General Court. UBS received leniency and accordingly

no fine was assessed.
Foreign-exchange-related civil litigation:

Putative class actions

have been filed

since 2013 in

US federal courts

and in other
jurisdictions against UBS, Credit Suisse and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any

of the defendant banks.

UBS and Credit

Suisse have resolved US

federal court class actions
relating

to

foreign

currency

transactions

with

the

defendant

banks

and

persons

who

transacted

in

foreign

exchange
futures contracts

and options

on such

futures.

Certain class

members

have excluded

themselves from

that settlement
and filed individual actions in US and English courts against UBS, Credit Suisse and other banks, alleging violations of US
and

European

competition

laws

and

unjust

enrichment.

UBS,

Credit

Suisse

and

the

other

banks

have

resolved

those
individual

matters.

Credit

Suisse

and

UBS,

together

with

other

financial

institutions,

were

named

in

a

consolidated
putative class action in Israel, which made allegations similar to those made in the actions pursued in other

jurisdictions.
In April 2022,

Credit Suisse entered

into an agreement

to settle all

claims in this

action. In February

2024, UBS entered
into an agreement to settle all claims in this action. Both

settlements remain subject to court approval.
A

putative

class

action

was

filed

in

federal

court

against

UBS

and

numerous

other

banks

on

behalf

of

persons

and
businesses in the US

who directly purchased foreign

currency from the defendants

and alleged co-conspirators

for their
own end use. In May 2024, the Second Circuit upheld the

district court’s dismissal of the case.
LIBOR

and

other

benchmark-related

regulatory

matters:

Numerous

government

agencies

conducted

investigations
regarding potential improper attempts by UBS,

among others, to manipulate LIBOR and

other benchmark rates at certain
times. UBS and

Credit Suisse

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

Also pending in

the US and

in other jurisdictions are

a number of other

actions
asserting losses related

to various products

whose interest

rates were

linked to LIBOR

and other benchmarks,

including
adjustable

rate

mortgages,

preferred

and

debt

securities,

bonds

pledged

as

collateral,

loans,

depository

accounts,
investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,

through

various

means,

of
certain

benchmark

interest

rates,

including

USD LIBOR,

Yen

LIBOR,

EURIBOR,

CHF LIBOR,

and

GBP

LIBOR

and

seek
unspecified compensatory and other damages under various

legal theories.
USD LIBOR class and individual actions

in the US:
Beginning in 2013, putative class

actions were filed in

US federal district
courts (and subsequently consolidated in the US District Court for the Southern District of New York (SDNY)) by

plaintiffs
who

engaged

in

over-the-counter

instruments,

exchange-traded

Eurodollar

futures

and

options,

bonds

or

loans

that
referenced

USD LIBOR.

The

complaints

allege

violations

of

antitrust

law

and

the

Commodities

Exchange

Act,

as

well
breach of contract

and unjust enrichment.

Following various rulings

by the district

court and the

Second Circuit

dismissing
certain of the causes of action and allowing

others to proceed, one class action

with respect to transactions in over-the-
counter

instruments

and

several

actions

brought

by

individual

plaintiffs

are

proceeding

in

the

district

court.

UBS

and
Credit

Suisse

have

entered

into

settlement

agreements

in

respect

of

the

class

actions

relating

to

exchange-traded
instruments, bonds and loans. These settlements have received final court approval and the actions have been dismissed as to UBS and Credit Suisse. In addition,

an individual action was filed in the

Northern District of California against UBS,
Credit Suisse and numerous other

banks alleging that the defendants

conspired to fix the interest

rate used as the basis
for loans to consumers by jointly setting

the USD ICE LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. The court dismissed the initial complaint and subsequently dismissed an amended complaint with prejudice. In

January 2024,

plaintiffs appealed

the dismissal

to the

Ninth Circuit

Court of

Appeals, which

affirmed the
dismissal in November 2024.
Other

benchmark

class actions

in

the

US:
The

Yen LIBOR/Euroyen

TIBOR,

EURIBOR

and GBP

LIBOR

actions

have

been
dismissed. Plaintiffs have appealed the dismissals.
In November 2022, defendants moved

to dismiss the complaint in

the CHF LIBOR action. In 2023,

the court approved a
settlement by Credit Suisse of the claims against it in this matter.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

193
Note 18

Provisions and contingent liabilities (continued)
Government bonds:

In 2021, the European Commission issued a decision finding that UBS and six other banks breached
European

Union

antitrust

rules

between

2007

and

2011

relating

to

European

government

bonds.

The

European
Commission fined

UBS EUR
172
m. UBS

has appealed

the amount

of the

fine.
Also in

2021, the

European Commission
issued a decision finding that Credit Suisse and four

other banks had breached European Union antitrust rules relating to supra-sovereign,

sovereign

and

agency

bonds

denominated

in

USD.

The

European

Commission

fined

Credit

Suisse
EUR
11.9
m, which amount was confirmed on appeal.
Credit Suisse, together with other financial institutions, was named in two

Canadian putative class actions, which allege
that defendants conspired to

fix the prices of

supranational, sub-sovereign and agency bonds

sold to and

purchased from
investors in

the secondary

market. One

action was

dismissed against

Credit Suisse

in February

2020. In

October 2022,
Credit Suisse

entered into

an agreement

to settle

all claims

in the

second action,

which was

approved by

the court

in
November 2024.

Credit default swap auction litigation

– In June 2021, Credit Suisse, along with other banks and entities, was named in a putative class action complaint filed

in the US District

Court for the District

of New Mexico alleging

manipulation of credit
default swap (CDS)

final auction prices.

Defendants filed

a motion to

enforce a

previous CDS class

action settlement

in
the SDNY. In January 2024, the SDNY ruled that, to the extent claims in the New Mexico action arise from conduct prior
to 30 June 2014, those claims are barred by the SDNY settlement.

The plaintiffs have appealed the SDNY decision.
With respect to

additional matters

and jurisdictions

not encompassed

by the

settlements and

orders referred

to above,
UBS’s balance sheet at 31 December 2024 reflected a provision in an amount that UBS believes to be appropriate under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the future
outflow

of

resources

in

respect

of

such

matters

cannot

be

determined

with

certainty

based

on

currently

available
information and accordingly may ultimately

prove to be substantially greater

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

requests to

disclose and

potentially
surrender retrocessions.

Client requests

are assessed

on a

case-by-case basis.

Considerations taken

into account

when
assessing these cases

include, among other things,

the existence of

a discretionary mandate and

whether or not

the client
documentation contained a valid waiver with respect to

distribution fees.
UBS’s balance

sheet at

31 December 2024

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
5. Mortgage-related matters
Government and regulatory related matters
:
DOJ RMBS settlement

– In January 2017, Credit Suisse Securities (USA) LLC
(CSS LLC) and

its current

and former US

subsidiaries and

US affiliates

reached a

settlement with the

US Department

of
Justice (DOJ) related to its legacy

Residential Mortgage-Backed Securities (RMBS) business, a business conducted through
2007. The

settlement resolved potential

civil claims

by the

DOJ related

to certain

of those

Credit Suisse

entities’ packaging,
marketing, structuring, arrangement, underwriting,

issuance and sale of RMBS.

Pursuant to the terms of

the settlement
a civil monetary penalty

was paid to the

DOJ in January 2017.

The settlement also required

the Credit Suisse

entities to
provide certain levels of consumer relief measures, including affordable housing payments and loan forgiveness, and the
DOJ and Credit Suisse

agreed to the appointment of

an independent monitor to oversee

the completion of the

consumer
relief requirements of the

settlement. UBS continues to evaluate its approach toward

satisfying the remaining consumer
relief obligations. The aggregate amount of the

consumer relief obligation increased after 2021 by
5
% per annum of the
outstanding amount due

until these obligations

are settled. The monitor

publishes reports periodically on

these consumer
relief matters.
Civil litigation: Repurchase

litigations

– Credit Suisse

affiliates are defendants

in various civil

litigation matters related

to
their roles as

issuer, sponsor,

depositor, underwriter

and/or servicer

of RMBS transactions.

These cases

currently include
repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached

representations

and
warranties in respect of mortgage loans and failure

to repurchase such mortgage loans as required

under the applicable
agreements. The amounts disclosed below do not reflect

actual realized plaintiff losses to date. Unless otherwise

stated,
these amounts reflect the original unpaid principal balance

amounts as alleged in these actions.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

194
Note 18

Provisions and contingent liabilities (continued)
DLJ Mortgage Capital,

Inc. (DLJ) is

a defendant in New

York State court in

five actions: An action

brought by Asset Backed
Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than

USD
374
m.

In
December 2023, the court granted in part DLJ’s motion to dismiss, dismissing with prejudice all notice-based claims; the
parties have appealed.

An action by

Home Equity Asset

Trust, Series 2006-8, alleges

damages of not less

than USD
436
m.
An action by Home Equity Asset

Trust 2007-1 alleges damages of not less

than USD
420
m. Following a non-jury trial, the
court issued a

decision in December

2024 that the

plaintiff had established

breaches of representations

and warranties
relating to
210

of the
783

loans at issue.

The court deferred

decision as to

damages, which will

either be agreed

upon
by the parties or briefed for further decision by the court. An action by Home Equity Asset Trust 2007-2 alleges damages of not less than USD
495
m. An action by CSMC Asset-Backed Trust 2007-NC1 does

not allege a damages amount.
6. ATA litigation
Since November 2014, a series of lawsuits have been

filed against a number of banks, including

Credit Suisse, in the US
District Court

for the

Eastern District

of New

York

(EDNY) and

the SDNY

alleging claims

under the

United States

Anti-
Terrorism

Act (ATA)

and the Justice Against Sponsors of Terrorism

Act. The plaintiffs in each of these lawsuits are, or are
relatives

of,

victims

of

various

terrorist

attacks

in

Iraq

and

allege

a

conspiracy

and/or

aiding

and

abetting

based

on
allegations

that

various

international

financial

institutions,

including

the

defendants,

agreed

to

alter,

falsify

or

omit
information

from

payment

messages

that

involved

Iranian

parties

for

the

express

purpose

of

concealing

the

Iranian
parties’ financial

activities and

transactions from

detection by

US authorities.

The lawsuits

allege that

this conduct

has
made it possible for Iran to transfer funds to Hezbollah and other terrorist organizations actively engaged in harming US
military personnel

and civilians.

In January

2023, the

United States

Court of

Appeals for

the Second

Circuit affirmed

a
September 2019 ruling by the EDNY granting

defendants’ motion to dismiss the first filed

lawsuit. In October 2023, the
United States Supreme Court denied plaintiffs’

petition for a writ of certiorari.

In February 2024, plaintiffs filed a motion
to

vacate

the

judgment

in

the

first

filed

lawsuit.

Of

the

other

seven

cases,

four

are

stayed,

including

one

that

was
dismissed as to Credit Suisse

and most of the

bank defendants prior to

entry of the stay, and in three cases plaintiffs have
filed amended complaints.
7. Customer account matters
Several clients have claimed that a former relationship

manager in Switzerland had exceeded his investment

authority in
the

management

of their

portfolios,

resulting

in

excessive

concentrations

of certain

exposures

and

investment

losses.
Credit Suisse AG has investigated

the claims, as well as transactions among

the clients. Credit Suisse

AG filed a criminal
complaint

against

the

former

relationship

manager

with

the

Geneva

Prosecutor’s

Office

upon

which

the

prosecutor
initiated a

criminal investigation.

Several clients

of the

former relationship

manager

also filed

criminal complaints

with
the Geneva Prosecutor’s Office. In February 2018, the former relationship manager was sentenced to five years in prison by

the

Geneva

criminal

court

for

fraud,

forgery

and

criminal

mismanagement

and

ordered

to

pay

damages

of
approximately

USD
130
m.

On appeal,

the

Criminal

Court of

Appeals

of Geneva

and,

subsequently,

the

Swiss

Federal
Supreme Court upheld the main findings of the Geneva

criminal court.
Civil lawsuits have been initiated

against Credit Suisse AG and / or

certain affiliates in various jurisdictions,

based on the
findings established in the criminal proceedings against the former relationship manager.
In Singapore, in a civil lawsuit against Credit Suisse Trust Limited, the Singapore International Commercial Court issued a judgment

finding

for

the

plaintiffs and,

in

September 2023,

the

court

awarded

damages

of USD
742.73
m, excluding
post-judgment

interest.

This

figure

does

not

exclude

potential

overlap

with

the

Bermuda

proceedings

against

Credit
Suisse Life

(Bermuda) Ltd.,

described below,

and the

court ordered

the parties

to ensure

that there

shall be

no double
recovery in relation to

this award and

the Bermuda proceedings.

On appeal from this

judgment, in July 2024,

the court
ordered some

changes to

the calculation

of damages

and directed

the parties

to agree

adjustments to

the award.

The
court ordered a revised award of USD
461
m, including interest and costs, in October 2024.
In Bermuda, in the civil lawsuit brought against

Credit Suisse Life (Bermuda) Ltd., the Supreme

Court of Bermuda issued
a judgment finding for the plaintiff and awarded damages of USD
607.35
m to the plaintiff. Credit Suisse Life (Bermuda)
Ltd. appealed the decision and in June 2023, the Bermuda Court of Appeal confirmed the award issued by the Supreme
Court of Bermuda

and the finding

that Credit Suisse

Life (Bermuda) Ltd.

had breached its

contractual and fiduciary duties,
but overturning

the

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

had

made

fraudulent

misrepresentations.

In

March
2024,

the

Bermuda

Court

of

Appeal

granted

a

motion

by

Credit

Suisse

Life

(Bermuda)

Ltd.

for

leave

to

appeal

the
judgment to

the Judicial

Committee of

the Privy Council

and the

notice of

such appeal was

filed. The

Court of Appeal
also

ordered

that

the

current

stay

continue

pending

determination

of the

appeal

on the

condition

that

the

damages
awarded remain within the escrow account plus interest calculated at the Bermuda statutory rate of
3.5
%. In December
2023, USD
75
m was released from the escrow account and paid to plaintiffs.
In Switzerland,

civil lawsuits

have been

commenced against

Credit Suisse AG

in the

Court of

First Instance

of Geneva,
with statements of claim served in March 2023 and March

2024.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

195
Note 18

Provisions and contingent liabilities (continued)
8. Mozambique matter
Credit Suisse was subject to investigations by regulatory and enforcement authorities, as well as civil litigation, regarding certain

Credit

Suisse

entities’

arrangement

of

loan

financing

to

Mozambique

state

enterprises,

Proindicus

S.A.

and
Empresa

Moçambicana

de

Atum

S.A.

(EMATUM),

a

distribution

to

private

investors

of

loan

participation

notes

(LPN)
related to

the EMATUM

financing in

September 2013,

and certain

Credit Suisse

entities’ subsequent

role in

arranging
the exchange of

those LPNs for

Eurobonds issued

by the Republic

of Mozambique.

In 2019, three

former Credit

Suisse
employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions
carried out with two Mozambique state enterprises.
In October 2021, Credit Suisse reached settlements

with the DOJ, the US Securities

and Exchange Commission (SEC), the
UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings that

Credit
Suisse failed to appropriately

organize and conduct

its business with due

skill and care, and

manage risks. Credit

Suisse
Group AG entered into a three-year Deferred Prosecution Agreement (DPA) with the DOJ in connection with the criminal
information charging Credit Suisse Group AG with conspiracy to commit wire fraud and Credit Suisse Securities (Europe)
Limited (CSSEL) entered

into a Plea

Agreement and

pleaded guilty

to one count

of conspiracy to

violate the US

federal
wire

fraud

statute.

Under

the

terms

of

the

DPA,

UBS

Group

AG

(as

successor

to

Credit

Suisse

Group

AG)

continued
compliance enhancement and

remediation efforts agreed

by Credit

Suisse, and undertake

additional measures

as outlined
in the DPA. In January 2025, as permitted under the terms of the DPA,

the DOJ elected to extend the term of the DPA by
one year.

9. ETN-related litigation
XIV litigation:
Since March

2018, three

class action

complaints were

filed in

the SDNY

on behalf

of a

putative class

of
purchasers of VelocityShares

Daily Inverse VIX Short-Term

Exchange Traded

Notes linked to the S&P 500 VIX Short-Term
Futures Index

(XIV ETNs). The

complaints have

been consolidated

and asserts

claims against

Credit Suisse

for violations
of various anti-fraud and

anti-manipulation provisions of US securities laws

arising from a decline in

the value of XIV

ETNs
in February

2018. On

appeal from

an order

of the

SDNY dismissing

all claims,

the Second

Circuit issued

an order

that
reinstated a portion of the claims. In

decisions in March 2023 and February 2025, the court

granted class certification for
two of the three classes proposed by plaintiffs

and denied class certification of the third proposed

class.
10. Bulgarian former clients matter
In December 2020, the Swiss Office of the Attorney General brought charges against Credit Suisse AG and other parties concerning the diligence

and controls

applied to

a historical

relationship with

Bulgarian former

clients who

are alleged
to

have

laundered

funds

through

Credit

Suisse

AG

accounts.

In

June

2022,

following

a

trial,

Credit

Suisse

AG

was
convicted

in

the

Swiss

Federal

Criminal

Court

of

certain

historical

organizational

inadequacies

in

its

anti-money-
laundering

framework

and

ordered

to pay

a

fine

of CHF
2
m. In

addition,

the

court

seized certain

client

assets

in

the
amount

of

approximately

CHF
12
m

and

ordered

Credit

Suisse

AG

to

pay

a

compensatory

claim

in

the

amount

of
approximately CHF
19
m. Credit

Suisse AG

appealed the

decision to

the Swiss

Federal Court

of Appeals.

Following the
merger of UBS AG and Credit Suisse AG,

UBS AG confirmed the appeal. In November 2024,

the court issued a judgment
that acquitted

UBS AG and

annulled the fine

and compensatory

claim ordered

by the

first instance

court. The

court of
appeal’s judgment may be appealed to the Swiss Federal

Supreme Court.
11. Supply chain finance funds
Credit

Suisse

has

received

requests

for

documents

and

information

in

connection

with

inquiries,

investigations,
enforcement and

other actions relating

to the supply

chain finance

funds (SCFFs)

matter by FINMA,

the FCA and

other
regulatory and governmental agencies.
In February 2023, FINMA announced

the conclusion of its enforcement

proceedings against Credit Suisse

in connection
with the SCFFs matter. In

its order, FINMA reported that Credit Suisse

had seriously breached applicable Swiss supervisory
laws in

this context

with regard

to risk

management

and appropriate

operational structures.

While FINMA

recognized
that

Credit

Suisse

had

already

taken

extensive

organizational

measures

to

strengthen

its

governance

and

control
processes,

FINMA

ordered

certain

additional

remedial

measures.

These

include

a

requirement

that

Credit

Suisse
documents

the

responsibilities

of

approximately
600

of

its

highest-ranking

managers.

This

measure

has

been

made
applicable to UBS Group. FINMA has

also separately opened four enforcement

proceedings against former managers

of
Credit Suisse.
In

May

2023,

FINMA

opened

an

enforcement

proceeding

against

Credit

Suisse

in

order

to

confirm

compliance

with
supervisory

requirements

in

response

to inquiries

from

FINMA’s

enforcement

division

in the

SCFFs

matter.

FINMA

has
closed

the

enforcement

proceeding,

finding

that

Credit

Suisse

breached

its

cooperation

obligations

with

FINMA
Enforcement. FINMA refrained from ordering any remedial measures as it did not find similar issues with UBS.
In December 2024, the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) concluded its investigation.
The

CSSF

identified

non-compliance

with

several

obligations

under

Luxembourg

law

and

imposed

a

sanction

of

EUR
250,000
.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

196
Note 18

Provisions and contingent liabilities (continued)
The Attorney General of the Canton

of Zurich has initiated a criminal

procedure in connection with the SCFFs matter and
several fund investors have joined

the procedure as interested parties. Certain

former and active Credit Suisse

employees,
among others, have been named as accused persons, but

Credit Suisse itself was not made a party to the proceeding.
Certain civil actions have

been filed by fund

investors and other

parties against Credit

Suisse and/or certain officers

and
directors in

various jurisdictions,

which make

allegations including

mis-selling and

breaches of

duties of

care, diligence
and other fiduciary duties. In June 2024, the

Credit Suisse SCFFs made a voluntary offer to

the SCFFs investors to redeem
all outstanding fund units. The offer expired on

31 July 2024, and fund units representing around
92
% of the SCFFs’ net
asset value were tendered in the offer and accepted. Fund units accepted in the offer were redeemed at
90
% of the net
asset value determined on 25 February 2021, net of any payments made by the relevant fund to the fund investors since
that time. Investors whose units were redeemed

released any claims they may have had

against the SCFFs, Credit Suisse
or UBS. The offer was funded by UBS through the purchase

of units of feeder sub-funds.
12. Archegos
Credit Suisse and UBS have received requests for documents and information in connection with inquiries, investigations and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),

including

from

FINMA
(assisted by

a third

party appointed

by FINMA),

the DOJ,

the SEC,

the US

Federal Reserve,

the US

Commodity Futures
Trading Commission (CFTC), the US Senate Banking Committee, the Prudential Regulation Authority (PRA), the FCA, the
WEKO, the Hong Kong

Competition Commission and

other regulatory and

governmental agencies. UBS

is cooperating
with the

authorities

in these

matters. In

July 2023,

CSI and

CSSEL entered

into a

settlement

agreement

with the

PRA
providing

for

the

resolution

of

the

PRA’s

investigation.

Also

in

July

2023,

FINMA

issued

a

decree

ordering

remedial
measures and the Federal Reserve Board issued

an Order to Cease and Desist.

Under the terms of

the order, Credit Suisse
paid

a

civil

money

penalty

and

agreed

to

undertake

certain

remedial

measures

relating

to

counterparty

credit

risk
management, liquidity risk

management and non-financial

risk management, as

well as enhancements

to board oversight
and governance. UBS

Group, as the

legal successor to

Credit Suisse Group AG,

is a party

to the FINMA

decree and Federal
Reserve Board Cease and Desist Order.

Civil actions

relating to

Credit Suisse’s

relationship with

Archegos have

been filed

against Credit

Suisse and/or

certain
officers and directors, including claims for breaches of fiduciary duties.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

197

Note 19

Other liabilities
a) Other financial liabilities measured at amortized

cost

USD m 31.12.24 31.12.23
Other accrued expenses
2,732
1,613
Accrued interest expenses
5,862
4,186
Settlement and clearing accounts
1,925
1,314
Lease liabilities
3,871
2,904
Other
7,372
2,695
Total other financial liabilities measured at amortized cost
21,762
12,713
b) Other financial liabilities designated at fair value

USD m 31.12.24 31.12.23
Financial liabilities related to unit-linked investment contracts
17,203
15,922
Securities financing transactions
5,798
6,927
Over-the-counter debt instruments and other
5,698
1,566
Funding from UBS Group AG
1
5,342
2,950
Total other financial liabilities designated at fair value
34,041
27,366
1 The Funding from UBS Group AG consists

of subordinated debt of UBS AG and its subsidiaries

toward UBS Group AG. Subordinated

debt consists of unsecured debt obligations that are contractually subordinated
in right of payment to all other present and future non-subordinated obligations of the respective issuing entity.
c) Other non-financial liabilities

USD m 31.12.24 31.12.23
Compensation-related liabilities
6,897
4,526
of which: financial advisor compensation plans
1,601
1,472
of which: cash awards and other compensation plans
3,818
1,955
of which: net defined benefit liability
691
487
of which: other compensation-related liabilities
1
786
611
Current tax liabilities
1,536
932
Deferred tax liabilities
283
162
VAT,

withholding tax and other tax payables
1,067
712
Deferred income
614
276
Liabilities of disposal groups held for sale
2
1,212
Other
304
74
Total other non-financial liabilities

11,911
6,682
1 Includes liabilities for payroll taxes and untaken vacation.

2 Refer to Note 29 for more information about the agreement to sell Select Portfolio Servicing.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

198
Additional information

Note 20

Expected credit loss measurement
a) Expected credit losses in the period
Total

net credit loss expenses were

USD
544
m in 2024, reflecting net

credit loss releases of

USD
63
m related to stage 1
and 2 positions

and net credit

loss expenses of

USD
608
m related to

credit-impaired (stage

3) positions, predominantly
in the corporate lending portfolios.
›
Refer to Note 20b for more information regarding changes to expected credit loss

models, scenarios, scenario weights and the
post-model adjustments and to Note 20c for

more information regarding the development of ECL allowances and provisions

Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the year ended 31.12.24
Global Wealth Management
(49)
48
(1)
Personal & Corporate Banking
(61)
454
393
Asset Management
0
0
0
Investment Bank
52
47
98
Non-core and Legacy
(5)
60
55
Group Items
0
0
0
Total
(63)
608
544
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
0
0
0
Total
29
0
29

b) Changes to

ECL models, scenarios,

scenario weights

and key inputs

Refer to

Note 1a for

information about

the

principles governing expected

credit

loss (ECL)

models, scenarios,

scenario
weights and

key inputs.

Governance
Comprehensive

cross-functional

and cross-divisional

governance

processes are

in place

and are

used to

discuss and

approve
scenario updates and weights,

to assess whether

significant increases in credit

risk resulted in

stage transfers, to

review
model outputs

and to reach conclusions

regarding post-model

adjustments.

Model changes
During 2024, the model review and

enhancement process led to adjustments

of the probability of default (PD),

loss given
default (LGD) and credit

conversion factor

(CCF) models, resulting

in a USD
49
m increase in ECL allowances.

This included
an increase

of USD
68
m in

the Investment

Bank related

to large

corporate

clients and

a USD
17
m decrease

in Global

Wealth
Management related

to lending for

ship financing.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

199
Note 20

Expected credit loss measurement (continued)
Scenario and

key input updates
During 2024, the scenarios and related macroeconomic factors were updated from those applied at the end

of 2023 by
considering

the prevailing

economic

and political

conditions

and uncertainty.

The review

focused

on events

that significantly
changed the

economic outlook

during the

year: the

milder inflation

outlook and

the start

of a monetary

policy easing

cycle,
and geopolitical

uncertainties.

ECLs for

legacy Credit

Suisse positions

were calculated

based on

legacy Credit

Suisse models,
including the

same scenario

and scenario

weight inputs

as for UBS’s

existing business

activity.
Baseline scenario
: the projections

of the baseline

scenario, which are

aligned to the

economic and market

assumptions
used for UBS’s business planning purposes, are broadly in line with external benchmarks,

such as those from Bloomberg
Consensus, Oxford Economics and the International Monetary Fund World Economic Outlook. The expectation for 2025 is that global growth

slows due to rising

uncertainty, with the

prospect of renewed

tariff escalation, and

a deceleration
in US economic growth.

Unemployment rates are

forecast to increase somewhat

from their 2024 levels.

After declining
over 2024,

long-term interest rates

are expected

to remain

broadly stable in

2025. The

outlook for

house prices

worldwide
remains resilient, including in Switzerland.
Mild debt

crisis scenario:
The

first hypothetical

downside

scenario is

the mild

debt

crisis scenario.

The mild

debt

crisis
assumes that

political, solvency

and liquidity

concerns cause

a sell-off

of sovereign

debt in

emerging markets

and the
peripheral Eurozone. The

global economy and financial

markets are negatively

affected, and central banks

are assumed
to ease their monetary policy.
Stagflationary geopolitical

crisis scenario:
The second

downside scenario

is aligned

with the

2024 Group binding

stress
scenario and was updated in 2024 to reflect expected risks, resulting in minimal changes. Geopolitical tensions cause an escalation of

security concerns

and undermine

globalization. The

ensuing economic

regionalization leads

to a

surge in
global commodity prices and further disruptions of supply chains and raises the specter of prolonged stagflation. Central
banks are forced to further tighten monetary policy to contain inflationary pressures.
Asset price

appreciation scenario:
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
The table below details the key assumptions for the four scenarios applied as of 31 December 2024.
Scenario generation, review process and governance

A

team

of

economists

within

Group

Risk

Control

develops

the

forward-looking

macroeconomic

assumptions,

with

a
broad range of experts also being involved in that

process.
The scenarios,

their weights

and the

key macroeconomic

and other

factors are

subject to

a critical

assessment by

the
IFRS 9 Scenario

Sounding Sessions

and ECL

Management

Forum, which

include senior

management

from Group

Risk
and Group

Finance. Important

aspects for

the review

include whether

there may

be particular

credit risk

concerns that
may not be capable

of being addressed systematically

and require post-model adjustments

for stage allocation and

ECL
allowances.

The

Group

Model

Governance

Committee

(the

GMGC),

as

the

highest

authority

under

UBS’s

model

governance
framework, ratifies the decisions taken by the ECL Management

Forum.
Scenario weights and post-model adjustments
Scenario weights, as illustrated in the table below,

are unchanged.

However, unquantifiable risks continue to be relevant, as the geopolitical risks remained high in 2024, and the

impact on
the world economy from

escalations with unforeseeable consequences could be

severe. In the near

term, this uncertainty
relates

primarily

to

developments

in

the

Russia–Ukraine

war

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

attempt to
gauge these

risks and

applying model

parameters that

lack supportable

information and

cannot be

robustly validated,
management continued to also apply post-model adjustments.

Total

stage 1

and

2

allowances

and

provisions

were

USD
1,110
m

as

of

31 December

2024

and

included

post-model
adjustments of

USD
235
m (31 December

2023: USD
133
m). Post-model

adjustments are

to address

uncertainty levels,
including those arising from the geopolitical

situation, and to align Credit

Suisse’s model results with the

results expected
under the applicable UBS model, after the migration of positions.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

200
Note 20

Expected credit loss measurement (continued)

Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.12.24 31.12.23
Asset price appreciation / inflation
0.0
0.0
Baseline
60.0
60.0
Mild debt crisis
15.0
15.0
Stagflationary geopolitical crisis
25.0
25.0

Scenario assumptions
One year

Three years cumulative

31.12.24
Asset price
inflation Baseline
Mild debt
crisis
Stagflationary
geopolitical
crisis

Asset price
inflation Baseline
Mild debt
crisis
Stagflationary
geopolitical
crisis

Real GDP growth (percentage change)
United States
3.5
2.0
(1.4)
(4.8)
8.6
5.5
0.8
(4.4)
Eurozone
2.5
0.9
(1.7)
(5.6)
5.6
3.2
(0.1)
(5.7)
Switzerland
2.7
0.9
(1.1)
(4.8)
6.2
4.2
0.4
(4.9)
Consumer price index (percentage change)

United States
2.3
2.6
0.0
10.0
8.1
7.8
2.5
15.8
Eurozone
2.0
2.2
0.0
9.6
7.3
5.9
2.0
14.8
Switzerland
1.4
0.7
(0.2)
5.8
5.7
2.7
1.4
10.7
Unemployment rate (end-of-period level, %)
United States
3.1
4.3
6.8
9.8
3.0
4.1
8.1
12.4
Eurozone
6.0
7.0
7.9
10.5
6.0
6.8
8.3
11.7
Switzerland
2.3
2.6
3.4
4.6
2.3
2.5
4.2
5.5
Fixed income: 10-year government bonds (change in yields, basis points)
USD
0
77
(137)
270
45
82
(77)
245
EUR
0
25
(113)
245
38
35
(68)
215
CHF
0
(4)
(22)
195
38
11
(1)
180
Equity indices (percentage change)
S&P 500
20.0
12.0
(28.1)
(56.5)
51.7
26.7
(14.0)
(51.2)
EuroStoxx 50
16.0
(0.6)
(27.9)
(56.6)
41.7
9.9
(18.3)
(52.7)
SPI
14.0
(0.6)
(26.0)
(56.6)
37.9
8.0
(13.0)
(52.7)
Swiss real estate (percentage change)
Single-Family Homes

4.5
3.2
(4.3)
(18.5)
10.7
8.8
(3.0)
(28.6)
Other real estate (percentage change)
United States (S&P / Case–Shiller)
6.3
3.4
(7.6)
(20.2)
16.8
11.9
(5.2)
(30.5)
Eurozone (House Price Index)
4.5
3.7
(6.1)
(8.4)
10.7
11.6
(5.6)
(12.9)

Scenario assumptions
One year

Three years cumulative

31.12.23
Asset price
inflation Baseline
Mild debt
crisis
Stagflationary
geopolitical
crisis

Asset price
inflation Baseline
Mild debt
crisis
Stagflationary
geopolitical
crisis

Real GDP growth (percentage change)
United States
4.0
0.1
(1.6)
(4.8)
9.1
4.4
0.6
(4.4)
Eurozone
3.0
0.5
(1.7)
(5.6)
6.2
2.9
(0.1)
(5.7)
Switzerland
3.0
1.4
(1.2)
(4.8)
6.6
4.4
0.3
(4.9)
Consumer price index (percentage change)

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
Equity indices (percentage change)
S&P 500
20.0
15.3
(26.6)
(51.5)
51.7
28.1
(12.2)
(45.6)
EuroStoxx 50
20.0
12.0
(26.4)
(51.6)
46.6
22.9
(16.6)
(47.2)
SPI
15.0
4.6
(24.5)
(51.6)
39.2
15.9
(11.2)
(47.2)
Swiss real estate (percentage change)
Single-Family Homes

6.6
(1.5)
(4.4)
(18.5)
14.0
0.8
(3.0)
(28.6)
Other real estate (percentage change)
United States (S&P / Case–Shiller)
8.1
0.6
(8.6)
(20.0)
19.7
5.8
(5.2)
(30.2)
Eurozone (House Price Index)
7.0
0.6
(5.9)
(8.4)
15.4
6.4
(5.2)
(12.9)

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

201
Note 20

Expected credit loss measurement (continued)

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
The

table

below

explains

the

changes

in

the

ECL

allowances

and

provisions

for

on-

and

off-balance

sheet

financial
instruments and credit lines

in scope of ECL

requirements between the

beginning and the end

of the period due

to the
factors listed above.

Development of ECL allowances and

provisions
USD m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2023
(1,244)
(308)
(272)
(664)
Merger with Credit Suisse AG
(2,114)
(322)
(268)
(1,523)
Net movement from new and derecognized transactions
1
(16)
(6)
(21)
11
of which: Private clients with mortgages
3
(7)
9
0
of which: Real estate financing
5
3
2
0
of which: Large corporate clients
(46)
(21)
(36)
10
of which: SME clients
6
0
6
0
of which: Other
16
18
(2)
0

of which: Financial intermediaries and hedge funds
1
0
0
1

of which: Loans to financial advisors
0
0
0
0
Remeasurements with stage transfers
2
(453)
23
(31)
(445)
of which: Private clients with mortgages
(3)
0
(3)
0
of which: Real estate financing
(9)
1
(5)
(5)
of which: Large corporate clients
(73)
16
(7)
(82)
of which: SME clients
(318)
2
(9)
(312)
of which: Other
(50)
3
(8)
(46)

of which: Financial intermediaries and hedge funds
1
0
0
1

of which: Loans to financial advisors
1
2
(1)
0
Remeasurements without stage transfers
3
(26)
117
32
(175)
of which: Private clients with mortgages
33
18
18
(2)
of which: Real estate financing
20
7
4
9
of which: Large corporate clients
74
52
38
(17)
of which: SME clients
(94)
6
1
(100)
of which: Other
(59)
34
(28)
(65)

of which: Sovereigns
(9)
12
(21)
0

of which: Loans to financial advisors
(3)
3
(1)
(6)
Model changes
4
(49)
(14)
(35)
0
Movements with profit or loss impact
5
(544)
120
(55)
(608)
Movements without profit or loss impact (write-off, FX and other)
6
376
24
(28)
379
Balance as of 31 December 2024
(3,527)
(487)
(623)
(2,417)
1 Represents the

increase and decrease

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
–
Movements

with

profit

or

loss

impact
:
Stage

1

and

2

ECL

allowances

and

provisions

increased

on

a

net

basis

by
USD
530
m.
–
Merger

with

Credit

Suisse

AG

portfolios
:
Expected

credit

loss

(ECL)

allowances

and

provisions

of

USD
591
m

for
performing loans were recognized as of the merger date.
–
Net movement from new

and derecognized transactions

includes stage 1 increases

of USD
6
m and stage 2

increases
of USD
21
m. Stage 2 increases are predominantly driven by expenses

on the corporate lending portfolios.
– Remeasurements with stage transfers

include USD
31
m increases in stage 2, following a

number of corporate and real
estate lending credit reviews and transfers

to stage 2.
– Model changes: refer to Note 20b for more information.
Movements without profit

or loss impact
:
Stage 1 and

2 allowances increased

by USD
5
m. Stage 3 and

PCI allowances
decreased by USD
379
m, mainly driven by net write-offs.

Annual Report 2024
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

2024 – classification by trigger
USD m Total
of which:
PD layer
of which:
watch list
of which:
≥30 days

past due
Private clients with mortgages
(71)
(47)
(1)
(22)
Real estate financing
(29)
(18)
(2)
(9)
Large corporate clients
(194)
(96)
(95)
(4)
SME clients
(76)
(41)
(20)
(14)
Ship / aircraft financing
(17)
(16)
(1)
(1)
Financial intermediaries and hedge funds
(2)
(1)
0
(1)
Loans to financial advisors
(1)
0
0
(1)
Credit cards
(12)
0
0
(12)
Consumer financing
(19)
(12)
0
(7)
Commodity trade finance
(1)
0
0
0
Other
(201)
(189)
(10)
(1)
On- and off-balance sheet

(623)
(420)
(131)
(72)

d) Maximum exposure to credit risk
The tables

below provide UBS AG’s

maximum exposure to

credit risk for

financial instruments subject

to ECL

requirements
and

the

respective

collateral

and

other

credit

enhancements

mitigating

credit

risk

for

these

classes

of

financial
instruments.

Annual Report 2024
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

Maximum exposure to credit risk

31.12.24
Collateral
1,2
Credit enhancements
1 Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by equity

and debt
instruments

Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees
and sub-
participations
Financial assets measured at

amortized cost on the balance sheet
Cash and balances at central banks
223.3
223.3
Amounts due from banks
4
18.1
0.2
0.0
0.2
17.7
Receivables from securities financing transactions
measured at amortized cost
118.3
0.0
113.2
4.1
1.0
Cash collateral receivables on derivative instruments
5,6
44.0
28.3
15.7
Loans and advances to customers
587.3
32.9
130.3
341.1
41.1
9.6
32.4
Other financial assets measured at amortized cost
59.3
0.2
0.7
5.3
53.1
Total financial assets measured at amortized cost
1,050.3
33.1
244.3
341.1
50.6
28.3
0.0
9.8
343.2
Financial assets measured at fair value

through other comprehensive income – debt
2.2
2.2
Total maximum exposure to credit risk

reflected on the balance sheet within the scope of ECL
1,052.5
33.1
244.3
341.1
50.6
28.3
0.0
9.8
345.4
Guarantees
7
40.2
1.9
19.6
0.4
2.3
3.9
12.3
Irrevocable loan commitments
79.4
0.2
3.8
1.6
22.7
4.2
46.8
Forward starting reverse repurchase and securities
borrowing agreements
24.9
24.9
Committed unconditionally revocable credit lines
148.8
19.4
61.6
12.9
1.5
3.1
50.3
Total maximum exposure to credit risk not

reflected on the balance sheet within the scope of ECL
293.3
21.4
109.9
14.9
26.4
0.0
0.0
11.2
109.4
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
1 Of which: USD
3,742
m for 31 December 2024

(31 December 2023: USD
1,637
m) relates to total credit-impaired

financial assets measured at amortized

cost and USD
356
m for 31 December 2024

(31 December
2023: USD
105
m) to total off-balance sheet financial instruments and

credit lines for credit-impaired positions.

2 Collateral arrangements generally incorporate

a range of collateral, including cash, equity

and debt
instruments, real estate and

other collateral. For

the purpose of this

disclosure, UBS AG

applies a risk-based

approach that generally prioritizes

collateral according to its

liquidity profile. In the

case of loan facilities
with funded and unfunded elements, the collateral

is first allocated to the funded element. For

legacy Credit Suisse a risk-based approach is

applied that generally prioritizes real estate collateral

and prioritizes other
collateral according to

its liquidity profile.

In case of

loan facilities with

funded and unfunded

elements, the

collateral is proportionally

allocated.

3 Includes but is

not limited to

life insurance contracts,

rights in
respect of subscription or capital commitments from fund partners, lien claims on assets of borrowers, inventory,

mortgage loans, gold and other commodities.

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

6 The amount shown in the “Netting” column represents the
netting potential not recognized on the balance sheet. Refer to Note 22 for more information.

7 Guarantees collateralized by equity and debt instruments include certain overnight repurchase and reverse repurchase transactions where UBS acts as a sponsoring member for eligible clients when clearing through the Fixed Income Clearing Corporation (the FICC). As part of this arrangement, UBS guarantees the FICC for prompt and full payment and performance of

the clients‘ respective obligations under

the FICC rules. The

Group minimizes its liability under

these guarantees by obtaining

a security interest in the

cash or high-quality securities
collateral that the clients place with the clearing house; therefore, the risk of loss is expected to be remote.

Annual Report 2024
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
USD m 31.12.24
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks
222,734
442
24
0
313
0
223,514
(186)
223,329
of which: stage 1
222,734
442
24
0
0
0
223,201
0
223,201
of which: stage 2
0
0
0
0
313
0
313
(186)
128
Amounts due from banks
156
14,528
2,331
799
338
0
18,153
(42)
18,111
of which: stage 1
156
14,496
2,253
780
228
0
17,913
(1)
17,912
of which: stage 2
0
32
78
18
75
0
203
(5)
198
of which: stage 3
0
0
0
1
35
0
37
(36)
0
Receivables from securities financing transactions

67,467
17,033
6,361
26,097
1,345
0
118,303
(2)
118,302
of which: stage 1
67,467
17,033
6,361
26,097
1,345
0
118,303
(2)
118,302
Cash collateral receivables on derivative instruments
10,166
19,998
7,794
5,893
109
0
43,959
0
43,959
of which: stage 1
10,166
19,998
7,794
5,893
109
0
43,959
0
43,959
Loans and advances to customers
1,921
264,783
171,138
107,851
37,827
6,656
590,177
(2,830)
587,347
of which: stage 1
1,921
263,009
167,732
99,328
28,818
0
560,807
(276)
560,531
of which: stage 2
0
1,762
3,400
8,493
8,976
0
22,632
(323)
22,309
of which: stage 3
0
12
6
30
33
6,656
6,737
(2,230)
4,506
Other financial assets measured at amortized cost
26,310
21,139
2,939
7,060
1,669
296
59,413
(135)
59,279
of which: stage 1
26,310
21,108
2,912
6,921
1,419
0
58,670
(25)
58,645
of which: stage 2
0
30
27
139
250
0
447
(7)
439
of which: stage 3
0
0
0
0
1
296
297
(103)
194
Total financial assets measured at amortized cost
328,754
337,923
190,587
147,701
41,601
6,953
1,053,520
(3,195)
1,050,326
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments
1,393
702
0
101
0
0
2,195
0
2,195
Total on-balance sheet financial instruments
330,147
338,625
190,587
147,801
41,601
6,953
1,055,715
(3,195)
1,052,521
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information about rating categories.

Financial assets measured at FVOCI – debt instruments
Total on-balance sheet financial instruments 31.12.24
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount

(maximum
exposure to
credit risk) ECL provision
Off-balance sheet financial instruments
Guarantees

17,395
7,283
8,403
5,197
1,829
174
40,280
(61)
of which: stage 1
17,395
7,247
8,362
4,485
1,371
0
38,860
(16)
of which: stage 2
0
36
41
708
458
0
1,242
(24)
of which: stage 3
0
0
0
4
0
174
178
(22)
Irrevocable loan commitments
1,119
23,843
22,361
14,249
17,764
243
79,579
(192)
of which: stage 1
1,119
23,650
21,974
13,742
14,673
0
75,158
(105)
of which: stage 2
0
193
387
507
3,091
0
4,178
(61)
of which: stage 3
0
0
0
0
0
243
243
(26)
Forward starting reverse repurchase and securities borrowing agreements
0
0
0
24,896
0
0
24,896
0
Total off-balance sheet financial instruments
18,514
31,126
30,763
44,342
19,593
417
144,755
(253)
Credit lines
Committed unconditionally revocable credit lines
2,180
101,163
22,877
15,991
6,434
255
148,900
(75)
of which: stage 1
2,180
100,606
22,416
15,423
5,872
0
146,496
(59)
of which: stage 2
0
557
461
568
562
0
2,149
(17)
of which: stage 3
0
0
0
0
0
255
255
0
Irrevocable committed prolongation of existing loans
6
1,997
946
739
918
2
4,608
(3)
of which: stage 1
6
1,997
946
739
914
0
4,602
(3)
of which: stage 2
0
0
0
1
3
0
4
0
of which: stage 3
0
0
0
0
0
2
2
0
Total credit lines
2,186
103,161
23,823
16,730
7,351
257
153,508
(79)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information about rating categories.

Annual Report 2024
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

control” section of this report for more information about rating categories.

Off-balance sheet positions subject to expected

credit loss by rating category
USD m 31.12.23
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount

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

control” section of this report for more information about rating categories.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

206
Note 20

Expected credit loss measurement (continued)

f) Sensitivity information
As outlined in Note 1a, ECL estimates involve significant uncertainties at the time they are made.
ECL models
The models applied to determine point-in-time PD and LGD rely on market and statistical data, which has been found to

correlate

well

with

historically

observed

defaults

in sufficiently

homogeneous

segments.

The risk

sensitivities

for
each of the ECL reporting segments to such factors are summarized in Note 10.
Sustainability and climate risk
Sustainability

and

climate

risk

may

negatively

affect

clients

or

portfolios

due

to

direct

or

indirect

transition

costs,

or
exposure to chronic and acute physical risks in locations likely to be impacted by climate change. Such effects could lead to a deterioration in credit worthiness, which in turn would have an impact on ECLs.

While

some

macroeconomic

indicators

used

in

the

current

PD

models

could

be

influenced

by

climate

change,

UBS
currently does not use a specific sustainability and climate risk scenario in addition to the typically four general economic scenarios

applied

to

derive

the

weighted-average

ECL.

The

rationale

for

the

approach

at

this

point

in

time

is

the
significance of model risks and challenges in calibration

and probability weight assessments

given the paucity of data.

Instead, UBS focuses on the process of vetting clients and business transactions, where both physical and transition risks
for

selected

sensitive

portfolios

use

internally

developed,

counterparty

level,

climate

assessment

models.

This

review
process may lead

to a downward

revision of the

counterparty’s credit

rating, or the

adoption of risk

mitigating actions,
impacting the individual contribution to ECLs.
At the

portfolio

level,

UBS

has started

to

use

stress

loss assumptions

to assess

the

extent

to which

sustainability

and
climate risk may affect the

quality of the loans extended

to small and medium-sized entities,

large corporate clients and
financial institutions.
The tests used were based on a set of

assumptions and methodologies from a mainstream leading climate model vendor and complemented by

the Network for Greening

the Financial System (the

NGFS) (2023) climate pathway

scenarios. Such
analysis undertaken during 2024 as

part of a regulatory

climate scenario analysis exercise mandated

by FINMA concluded
that the

counterparties are

not expected

to be

significantly impacted

by physical or

transition risks,

mainly as

there are
no material

risk

concentrations

in

high-risk

sectors.

The

analysis

of the

corporate

loan

book has

also

shown

that

any
potential significant impacts from transition

costs or physical risks would materialize

over a time horizon that exceeds

in
most cases the contractual

lifetime of the underlying

assets. The analysis

and its results are

also subject to challenges

in
model assumptions, calibration and heightened model

uncertainty,

as are other climate models in the novel discipline

of
climate

risk

modeling.

Based

on

current

internal

modeling

exercises,

this

conclusion

holds

for

the

portfolio

of

private
clients with mortgages and the portfolio of real estate

financing.
As a result of the aforementioned factors, it was assessed that the magnitude of any impact of sustainability and climate risk on

the weighted

-average

ECL would

not be

material

as of

31 December

2024. Therefore,

no specific

post-model
adjustment was made in this regard.
›
Refer to the “UBS AG consolidated supplemental

disclosures required under SEC regulations” section of this report for more information about the maturity profile of UBS AG’s core loan book

Forward-looking scenarios
Depending on

the scenario

selection and

related

macroeconomic

assumptions for

the risk

factors, the

components of
the

relevant

weighted-average

ECL

change.

This

is

particularly

relevant

for

interest

rates,

which

can

move

in

both
directions under

a given

growth

assumption, e.g.

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

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

207
Note 20

Expected credit loss measurement (continued)

Potential effect on stage 1 and stage 2 positions

from changing key parameters as of 31 December

2024
USD m 100% Baseline
100%
Stagflationary
geopolitical crisis

100% Mild debt
crisis
Weighted average

Change in key parameters
Fixed income: Government bonds (absolute change)
–0.50%
(5)
(6)
(124)
(15)
+0.50%
6
11
139
20
+1.00%
12
24
302
43
Unemployment rate (absolute change)
–1.00%
(6)
(10)
(117)
(18)
–0.50%
(3)
(5)
(63)
(9)
+0.50%
3
6
72
11
+1.00%
7
12
154
22
Real GDP growth (relative change)
–2.00%
55
85
86
67
–1.00%
25
40
47
32
+1.00%
(24)
(44)
(49)
(27)
+2.00%
(48)
(80)
(83)
(55)
House Price Index (relative change)
–5.00%
9
26
241
37
–2.50%
4
12
111
18
+2.50%
(6)
(14)
(102)
(20)
+5.00%
(9)
(23)
(188)
(33)
Equity (S&P500, EuroStoxx, SMI) (relative change)
–10.00%
9
13
18
12
–5.00%
2
5
7
4
+5.00%
(7)
(8)
(13)
(8)
+10.00%
(10)
(13)
(22)
(12)
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

2024
Actual ECL
allowances and
provisions,
including staging
(as per Note 9)

Pro forma ECL allowances and provisions, including staging

and assuming application of 100% scenario weighting

Pro forma ECL
allowances and
provisions,
assuming all
positions being
subject to lifetime
ECL

Scenarios Weighted average 100% Baseline
100%
Stagflationary
geopolitical crisis

100% Mild debt
crisis Weighted average
USD m, except where indicated
Segmentation
Private clients with mortgages
(118)
(43)
(718)
(68)
(408)
Real estate financing
(57)
(40)
(164)
(49)
(185)
Large corporate clients
(377)
(247)
(757)
(401)
(673)
SME clients
(180)
(151)
(259)
(223)
(327)
Ship financing
(24)
(27)
(42)
(28)
(78)
Consumer financing / credit cards
(58)
(63)
(72)
(65)
(168)
Other segments
(295)
(246)
(370)
(283)
(395)
Total
(1,110)
(818)
(2,381)
(1,116)
(2,234)

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

208
Note 20

Expected credit loss measurement (continued)

Potential effect on stage 1 and stage 2 positions

from changing scenario weights or moving

to an ECL lifetime calculation as of 31 December

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
Segmentation
Private clients with mortgages
(133)
(43)
(521)
(63)
(368)
Real estate financing
(52)
(34)
(200)
(36)
(125)
Large corporate clients
(152)
(108)
(252)
(146)
(234)
SME clients
(103)
(85)
(186)
(96)
(164)
Other segments
(140)
(126)
(162)
(151)
(302)
Total
(580)
(396)
(1,322)
(492)
(1,193)
Scenario weights
ECL is sensitive to changing scenario weights, in particular if narratives and parameters are selected that are not close to
the baseline scenario, highlighting the non-linearity of credit losses.
As shown

in the

table

above,

the

ECLs for

stage 1

and stage

2 positions

would

have

been

USD
818
m (31

December
2023: USD
396
m) instead

of USD
1,110
m (31 December

2023: USD
580
m) if

ECLs had

been determined

solely on

the
baseline scenario
. The weighted-average ECL therefore amounted

to
135
% (31 December 2023:
146
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

2 positions would have been USD
2,234
m, if all non-impaired positions
across the portfolio

had been measured for

lifetime ECLs irrespective

of their actual

SICR status. This amount

compares
with actual stage 1 and 2 allowances and provisions of USD
1,110
m as of 31 December 2024.
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

(e.g. current accounts),
UBS generally applies a 12-month maturity from the reporting date, given the credit review policies, which require either continuous monitoring of key indicators and behavioral patterns for smaller positions or an annual formal review for any other limit. The ECLs for these products are sensitive to

shortening or extending the maturity assumption.

Annual Report 2024
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
Refer to Note 21d for more information

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
›
Refer to Note 21d for more information

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

210
Note 21

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
During 2024, and

for Credit-Suisse-related assets and

liabilities for the

period between the

merger date and

31 December
2024, assets and liabilities that were transferred from Level 2 to Level 1, or from Level 1 to Level 2 and were held for the entire reporting

period,

were not

material. As

of 31 December

2024, Level

3 assets

and Level

3 liabilities

increased by
USD
7.5
bn and USD
7.0
bn, respectively, compared with 31 December 2023, following the merger of UBS AG and Credit
Suisse AG.

Determination of fair values from quoted market

prices or valuation techniques
1
31.12.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring

basis
Financial assets at fair value held for trading
128,428
27,687
3,108
159,223
115,345
17,936
1,817
135,098
of which: Equity instruments
116,536
430
91
117,056
99,510
721
140
100,372
of which: Government bills / bonds
4,443
3,261
41
7,746
6,843
2,195
14
9,052
of which: Investment fund units
6,537
987
151
7,675
8,008
1,082
9
9,098
of which: Corporate and municipal bonds
911
17,585
838
19,334
982
11,956
648
13,586
of which: Loans
0
5,200
1,799
6,998
0
1,870
904
2,775
of which: Asset-backed securities
1
219
153
373
3
111
101
215
Derivative financial instruments
795
182,849
2,792
186,435
593
129,871
1,264
131,728
of which: Foreign exchange

472
100,572
66
101,111
317
65,070
0
65,387
of which: Interest rate

0
41,193
878
42,071
0
35,028
284
35,311
of which: Equity / index

0
35,747
1,129
36,876
0
26,649
667
27,317
of which: Credit
0
2,555
581
3,136
0
1,452
301
1,752
of which: Commodities
1
2,599
17
2,617
0
1,627
12
1,639
Brokerage receivables
0
25,858
0
25,858
0
20,883
0
20,883
Financial assets at fair value not held for trading
35,910
50,545
8,747
95,203
29,529
30,124
4,101
63,754
of which: Financial assets for unit-linked investment contracts
17,101
6
0
17,106
15,814
0
0
15,814
of which: Corporate and municipal bonds
31
14,695
133
14,859
62
16,716
215
16,994
of which: Government bills / bonds
18,264
6,204
0
24,469
13,262
3,332
0
16,594
of which: Loans
0
4,427
3,192
7,619
0
4,172
1,254
5,426
of which: Securities financing transactions
0
24,026
611
24,638
0
5,541
4
5,545
of which: Asset-backed securities
0
972
597
1,569
0
18
0
18
of which: Auction rate securities
0
0
191
191
0
0
1,208
1,208
of which: Investment fund units
423
133
681
1,237
367
233
205
804
of which: Equity instruments
91
0
2,916
3,008
24
0
1,088
1,112
Financial assets measured at fair value through other

comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income
59
2,137
0
2,195
68
2,165
0
2,233
of which: Commercial paper and certificates of deposit
0
1,959
0
1,959
0
1,948
0
1,948
of which: Corporate and municipal bonds
59
178
0
237
68
207
0
276
Non-financial assets measured at fair value on a recurring

basis
Precious metals and other physical commodities
7,341
0
0
7,341
4,426
0
0
4,426
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2
0
0
84
84
0
0
17
17
Total assets measured at fair value
172,532
289,076
14,731
476,340
149,962
200,979
7,198
358,139

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

211
Note 21

Fair value measurement (continued)

Determination of fair values from quoted market

prices or valuation techniques (continued)
1
31.12.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a

recurring basis
Financial liabilities at fair value held for trading
24,577
10,429
240
35,247
25,451
6,110
151
31,712
of which: Equity instruments
18,528
257
29
18,814
16,310
236
87
16,632
of which: Corporate and municipal bonds
5
8,771
206
8,982
28
4,893
58
4,979
of which: Government bills / bonds
4,336
1,174
0
5,510
8,320
806
0
9,126
of which: Investment fund units
1,708
162
3
1,873
794
117
4
915
Derivative financial instruments
829
175,788
4,060
180,678
716
136,833
3,158
140,707
of which: Foreign exchange

506
94,077
46
94,628
400
71,322
21
71,743
of which: Interest rate

0
36,313
324
36,636
0
32,656
107
32,763
of which: Equity / index

0
39,597
3,142
42,739
0
30,209
2,717
32,926
of which: Credit
0
3,280
414
3,694
0
1,341
273
1,614
of which: Commodities
1
2,200
15
2,216
0
1,271
20
1,291
of which: Loan commitments measured at FVTPL
0
75
62
137
0
3
17
21
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair

value
0
49,023
0
49,023
0
42,275
0
42,275
Debt issued designated at fair value
0
90,725
11,842
102,567
0
78,509
7,832
86,341
Other financial liabilities designated at fair value
0
29,779
4,262
34,041
0
25,069
2,297
27,366
of which: Financial liabilities related to unit-linked

investment contracts
0
17,203
0
17,203
0
15,922
0
15,922
of which: Securities financing transactions
0
5,798
0
5,798
0
6,927
0
6,927
of which: Funding from UBS Group AG
0
3,848
1,494
5,342
0
1,327
1,623
2,950
of which: Over-the-counter debt instruments
and others
0
2,930
2,768
5,698
0
892
674
1,566
Total liabilities measured at fair value
25,406
355,744
20,405
401,555
26,167
288,796
13,438
328,401
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
Discounted

value

of

expected

cash

flows

is

a

valuation

technique

that

measures

fair

value

using

estimated

expected
future cash flows from

assets or liabilities and

then discounts these

cash flows using a

discount rate or discount

margin
that

reflects

the

credit and

/ or

funding spreads

required

by the

market

for

instruments with

similar

risk and

liquidity
profiles to

produce

a present

value. When

using such

valuation

techniques,

expected

future cash

flows are

estimated
using an observed

or implied

market price

for the future

cash flows or

by using

industry-standard cash

flow projection
models.

The

discount

factors

within

the

calculation

are

generated

using

industry-standard

yield

curve

modeling
techniques and models.
Relative

value models

measure fair

value based

on the

market prices

of equivalent

or comparable

assets or

liabilities,

making
adjustments

for differences

between the

characteristics

of the observed

instrument and

the instrument

being valued.
Option

pricing

models

incorporate

assumptions

regarding

the

behavior

of

future

price

movements

of

an

underlying
referenced

asset

or

assets

to

generate

a

probability-weighted

future

expected

payoff

for

the

option.

The

resulting
probability-weighted expected

payoff is

then discounted

using discount

factors generated

from industry-standard

yield
curve modeling

techniques and

models. The

option pricing

model may

be implemented

using a

closed-form analytical
formula or other mathematical techniques (e.g. binomial tree or Monte Carlo simulation).
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
For

more

complex

instruments,

fair

values

may

be

estimated

using

a

combination

of

observed

transaction

prices,
consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g. indicative or firm)
and the

relationship of recently

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

Refer to Note 21e

for more information.

The discount curves
used by UBS AG incorporate the funding and credit characteristics of the instruments to which they are applied.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

212
Note 21

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

Fair value
hierarchy
–
Generally traded in active markets with prices that can be obtained directly from these markets, resulting
in classification as Level 1, while the remaining

positions are classified as Level 2 or Level

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
–
Securitization

lending

facilities

are

valued

using

a

discounted

cashflow

analysis

that

incorporates
adjustments for

any bespoke

features of the

loan and collateral.

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

the unit or

underlying investments are illiquid,

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

Level 2 when

reliable external

price quotes

are available.

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

1 classification.
–
Equity securities less actively traded will be

classified as Level 2, and illiquid positions

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

result, these positions
are classified as Level 2.
–
Where the

collateral terms

are non-standard,

the funding

curve may

be considered

unobservable,

and
these positions are classified as Level 3.
Brokerage
receivables and
payables
Valuation –
Fair value is determined based on the value of

the underlying balances.
Fair value
hierarchy
–
Due to their on-demand nature, these receivables

and payables are deemed as Level 2.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

213
Note 21

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

Note 21d,

the

fair

value

of uncollateralized

and
partially collateralized

derivatives

is then

adjusted

by credit

valuation

adjustments

(CVAs),

debit valuation

adjustments
(DVAs) and

funding valuation

adjustments (FVA

s), as

applicable,

to reflect

an estimation

of the

effect

of counterparty
credit risk, UBS AG’s own credit risk, and funding costs

and benefits.
›
Refer to Note 11 for more information about derivative

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

as Level 3.

–
Asset-backed

credit

derivatives

follow

the

characteristics

of

the

underlying

security

and

are

therefore
distributed across Level 2 and Level 3.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

214
Note 21

Fair value measurement (continued)

Derivative product Valuation and classification in the fair value hierarchy
Foreign exchange
contracts
Valuation –
Open spot foreign exchange (FX) contracts are

valued using the FX spot rate observed

in the market.
– Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources.
–
Over-the-counter (OTC) FX

option contracts are

valued using

market-standard option valuation

models.
The models used for

shorter-dated options (i.e. maturities of

five years or less)

tend to be

different from
those used for

longer-dated options

because the models

needed for longer-dated

OTC FX contracts

require
additional consideration of interest rate and FX

rate interdependency.
–
The valuation for

multi-dimensional FX

options uses a

multi-local volatility

model, which is

calibrated to the
observed FX volatilities for all relevant FX pairs.
Fair value
hierarchy
–
The

markets for

FX

spot

and

FX

forward

pricing

points

are

both

actively

traded

and

observable and,
therefore,

such FX contracts are generally classified as

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
Loan commitments
measured at FVTPL
Valuation –
Valued directly using

market prices that

reflect recent transactions

or quoted dealer

prices, where

available.
–
Where no

market price

data is

available, loan

commitments are

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

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

215
Note 21

Fair value measurement (continued)

Deferred day-1 profit or loss reserves
USD m 2024 2023 2022
Reserve balance at the beginning of the year
397
422
418
Profit / (loss) deferred on new transactions
244
250
299
(Profit) / loss recognized in the income statement
(215)
(275)
(295)
Foreign currency translation
(6)
0
0
Reserve balance at the end of the year
421
397
422
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
›
Refer to Note 16 for more information about debt

issued designated at fair value

Own credit adjustments on financial liabilities

designated at fair value
Included in Other comprehensive income
For the year ended
USD m 31.12.24 31.12.23 31.12.22
Realized gain / (loss)

(50)
8
1
Unrealized gain / (loss)

(891)
(869)
866
Total gain / (loss), before tax
(941)
(861)
867
of which: recognized during the period and disclosed in

the Statement of comprehensive income
75
(861)
867
of which: recognized upon the merger of UBS AG and Credit Suisse

AG

1
(1,016)
1 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

USD m 31.12.24 31.12.23 31.12.22
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)

(1,165)
(312)
556
of which: debt issued designated at fair value
(780)
(208)
289
of which: other financial liabilities designated at fair value
(385)
(105)
266
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

factors.

Funding valuation adjustments
Uncollateralized FVAs reflect the costs and

benefits of funding associated

with uncollateralized and partially

collateralized
derivative

receivables

and

payables

and

are

calculated

as

the

valuation

effect

from

moving

the

discounting

of

the
uncollateralized

derivative

cash

flows

from

the

ARR

to

OCA

using

the

CVA

framework,

including

the

probability

of
counterparty default. An FVA is also

applied to collateralized derivative assets

in cases where the collateral

cannot be sold
or repledged

and in

cases where

collateral agreements

contain optionality

regarding

the type

of collateral

that can

be
pledged or received.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

216
Note 21

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

Other valuation adjustment reserves on the

balance sheet
As of
USD m 31.12.24 31.12.23
Credit valuation adjustments
1
(125)
(37)
Funding and debit valuation adjustments
(96)
(82)
Other valuation adjustments
(1,206)
(730)
of which: liquidity
(746)
(308)
of which: model uncertainty
(460)
(423)
1 Amounts do not include reserves against defaulted counterparties.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

217
Note 21

Fair value measurement (continued)

e) Level 3 instruments: valuation techniques and inputs

The table below presents

material Level 3 assets

and liabilities, together

with the valuation techniques

used to measure
fair value,

the inputs

used in

a given

valuation technique

that are

considered significant

as of

31 December 2024

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
Fair value
Significant
unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
31.12.24 31.12.23
USD bn 31.12.24 31.12.23 31.12.24 31.12.23 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal
bonds
1.0
0.9
0.2
0.1
Relative value to
market comparable Bond price equivalent
23
114
98
9
114
93
points
Discounted expected
cash flows Discount margin
868
868
868
491
491
491
basis
points
Traded loans, loans
designated at fair value
and guarantees
5.2
2.3
0.0
0.0
Relative value to
market comparable Loan price equivalent
1
173
84
6
101
98
points
Discounted expected
cash flows Credit spread
16
545
195
200
275
252
basis
points
Market comparable
and securitization
model Credit spread
75
1,899
208
162
1,849
318
basis
points
Asset-backed securities
0.7
0.1
0.0
0.0
Relative value to
market comparable Bond price equivalent
0
112
79
1
205
108
points
Investment fund units
3
0.8
0.2
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
3.0
1.2
0.0
0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
11.8
7.8
Other financial liabilities
designated at fair value
4.3
2.3
Discounted expected
cash flows Funding spread
95
201
51
201
basis
points
Derivative financial instruments
Interest rate
0.9
0.3
0.3
0.1
Option model
Volatility of interest
rates
50
156
84
112
basis
points
IR-to-IR correlation
60
99
%
Discounted expected
cash flows Funding spread
5
20
basis
points
Credit
0.6
0.3
0.4
0.3
Discounted expected
cash flows
Credit spreads

2
1,789
1
306
basis
points
Credit correlation
50
66
%
Recovery rates
0
100
%
Option model Credit volatility
59
127
%
Equity / index
1.1
0.7
3.1
2.7
Option model Equity dividend yields
0
16
0
14
%
Volatility of equity
stocks, equity and
other indices
4
126
4
104
%
Equity-to-FX
correlation
(65)
80
(40)
70
%
Equity-to-equity
correlation
0
100
13
100
%
Loan commitments
measured at FVTPL
0.1
0.0
Relative value to
market comparable Loan price equivalent
60
101
78
101
points
1 The ranges of significant unobservable

inputs are represented in points, percentages and

basis points. Points are

a percentage of par (e.g. 100

points would be 100% of par).

2 Weighted averages are provided
for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of

the respective instruments. Weighted averages

are not provided for inputs related to Other financial
liabilities designated at

fair value and

Derivative financial instruments,

as this would

not be meaningful.

3 The range

of inputs is

not disclosed, as

there is a

dispersion of values

given the diverse

nature of the
investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of which have embedded

derivative parameters that are considered to be unobservable.

The equivalent derivative instrument parameters

for debt issued or embedded derivatives for over-
the-counter debt instruments are presented in the respective derivative financial instruments lines in this table.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

218
Note 21

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

other credit-sensitive

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

(e.g. Secured

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
Volatility –
Volatility measures the

variability of future

prices for a

particular instrument and

is generally expressed

as a

percentage,
where a

higher number

reflects a

more volatile

instrument, for

which future

price movements

are more

likely to

occur.
Volatility is a key input

into option models, where

it is used to derive

a probability-based distribution

of future prices for

the
underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the
option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in
volatility and is reduced by

a decrease in volatility. Generally,

volatility used in the measurement

of fair value is derived from
active-market option prices (referred

to as implied

volatility). A key

feature of implied

volatility is the

volatility “smile” or
“skew”, which represents the effect of pricing

options of different option strikes at different

implied volatility levels.
–
Volatilities of

low interest

rates tend to

be much higher

than volatilities

of high interest

rates. In addition,

different currencies
may have significantly different implied volatilities.

Recovery rate –
The projected recovery rate

reflects the estimated recovery that

will be realized given

expected defaults;

it is an

analogous
pricing input for corporate or sovereign credits. Reduction in recovery rates will result in lower expected cash flows into the structure upon the default of the

instruments. In general, a significant increase /

(decrease) in the recovery rate

in isolation
would result in significantly higher / (lower) fair value for the respective underlying cash security. The impact of a change in
recovery rate on a credit derivative position will depend on whether credit protection has been bought or sold. The recovery
rate is ultimately driven

by the value recoverable

from collateral held

after default occurs

relative to the outstanding

exposure
at that point.
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

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

219
Note 21

Fair value measurement (continued)

Input Description
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
1
31.12.24 31.12.23
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value and guarantees
185
(143)
15
(19)
Securities financing transactions
30
(24)
24
(24)
Auction rate securities
8
(6)
67
(21)
Asset-backed securities
32
(28)
25
(22)
Equity instruments
333
(308)
189
(178)
Investment fund units
179
(181)
21
(23)
Loan commitments measured at FVTPL
38
(42)
7
(10)
Interest rate derivatives, net
115
(70)
27
(18)
Credit derivatives, net
112
(117)
2
(5)
Foreign exchange derivatives, net
3
(2)
5
(4)
Equity / index derivatives, net
732
(617)
358
(285)
Other
289
(161)
42
(39)
Total
2,056
(1,700)
781
(648)
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

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

220
Note 21

Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance at
the
beginning
of the
period
Effect from
merger of
UBS AG
and Credit
Suisse AG
1
Net gains /
losses
included in
compre-
hensive
income
2
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the end
of the
period
For the twelve months ended 31 December 2024
3
Financial assets at fair value held for
trading
1.8
7.8
(0.0)
(0.3)
0.5
(4.2)
0.5
(3.1)
0.3
(0.4)
(0.1)
3.1
of which: Equity instruments
0.1
0.1
(0.1)
(0.1)
0.0
(0.2)
0.0
(0.0)
0.1
(0.0)
(0.0)
0.1
of which: Corporate and municipal
bonds
0.6
0.4
(0.1)
(0.1)
0.3
(0.3)
0.0
(0.0)
0.1
(0.0)
(0.0)
0.8
of which: Loans
0.9
7.0
0.2
(0.1)
0.0
(3.5)
0.5
(3.0)
0.0
(0.4)
(0.1)
1.8
Derivative financial instruments –
assets
1.3
0.7
0.0
0.2
0.0
(0.1)
1.3
(0.7)
0.7
(0.4)
(0.0)
2.8
of which: Interest rate
0.3
0.0
0.1
0.0
0.0
(0.1)
0.5
(0.1)
0.2
(0.0)
0.0
0.9
of which: Equity / index
0.7
0.2
0.1
0.1
0.0
(0.0)
0.6
(0.3)
0.2
(0.3)
(0.0)
1.1
of which: Credit
0.3
0.1
(0.1)
(0.0)
0.0
(0.0)
0.1
(0.1)
0.3
(0.0)
(0.0)
0.6
Financial assets at fair value not held
for trading
4.1
4.1
0.2
0.2
0.3
(0.4)
2.4
(1.9)
0.5
(0.4)
(0.1)
8.7
of which: Loans
1.3
0.8
0.2
0.3
0.0
0.0
1.6
(0.4)
0.0
(0.3)
(0.1)
3.2
of which: Auction rate securities
1.2
0.0
0.0
(0.0)
0.0
0.0
0.0
(1.1)
0.0
0.0
0.0
0.2
of which: Equity instruments
1.1
1.8
0.0
(0.0)
0.2
(0.2)
0.0
(0.0)
0.1
0.0
(0.0)
2.9
of which: Investment fund units
0.2
0.4
0.0
(0.0)
0.1
(0.1)
0.0
0.0
0.0
(0.0)
(0.0)
0.7
of which: Asset-backed securities
0.0
0.5
0.0
0.0
0.0
(0.1)
0.0
0.0
0.3
(0.1)
0.0
0.6
Derivative financial instruments –
liabilities
3.2
0.9
0.1
0.2
0.0
(0.0)
1.9
(2.0)
0.6
(0.6)
(0.1)
4.1
of which: Interest rate
0.1
0.1
0.0
0.1
0.0
(0.0)
0.0
(0.0)
0.1
(0.0)
0.0
0.3
of which: Equity / index
2.7
0.2
0.4
0.2
0.0
(0.0)
1.7
(1.8)
0.4
(0.4)
(0.1)
3.1
of which: Credit
0.3
0.2
(0.1)
(0.1)
0.0
(0.0)
0.2
(0.1)
0.0
(0.0)
(0.0)
0.4
of which: Loan commitments
measured at FVTPL
0.0
0.4
(0.2)
(0.0)
0.0
(0.0)
0.0
(0.1)
0.0
(0.1)
(0.0)
0.1
Debt issued designated at fair value
7.8
4.5
0.3
0.2
0.0
(0.0)
4.3
(3.5)
1.7
(2.9)
(0.3)
11.8
Other financial liabilities designated
at fair value
2.3
1.9
(0.1)
(0.1)
0.0
(0.0)
1.3
(1.1)
0.1
(0.1)
(0.0)
4.3
For the twelve months ended 31 December 2023
Financial assets at fair value held for
trading
1.5
(0.1)
(0.1)
0.4
(0.8)
0.8
0.0
0.2
(0.3)
0.0
1.8
of which: Equity instruments
0.1
(0.1)
(0.1)
0.0
(0.1)
0.0
0.0
0.2
(0.0)
0.0
0.1
of which: Corporate and municipal
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
of which: Investment fund units
0.2
(0.0)
(0.0)
0.1
(0.1)
0.0
0.0
0.0
(0.0)
0.0
0.2
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
(2.6)
0.0
7.8
Other financial liabilities designated at
fair value
2.0
0.3
0.4
0.0
0.0
0.2
(0.2)
0.0
(0.0)
0.0
2.3
1 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

2 Net gains / losses included in comprehensive income are recognized in

Net interest income and Other net income from
financial instruments measured at fair value

through profit or loss in the

Income statement, and also in Gains

/ (losses) from

own credit on financial liabilities designated

at fair value, before

tax in the Statement of
comprehensive income.

3 Total Level 3 assets as of 31 December

2024 were USD
14.7
bn (31 December 2023: USD
7.2
bn). Total Level 3 liabilities as of 31 December

2024 were USD
20.4
bn (31 December 2023:
USD
13.4
bn).

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

221
Note 21

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

Maximum exposure to credit risk

31.12.24
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees
and sub-
participations

Financial assets measured at

fair value on the balance sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
34.5
34.5
Derivative financial instruments
4,5
186.4
6.7
156.0
23.8
Brokerage receivables
25.9
25.7
0.2
Financial assets at fair value not

held for trading – debt instruments
6
73.8
0.1
31.5
1.0
41.3
Total financial assets measured at fair value
320.6
0.1
63.9
0.0
1.0
156.0
0.0
0.0
99.7
Guarantees
0.4

0.1
0.0
0.3
0.0
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
4,5
131.7
5.1
117.6
9.1
Brokerage receivables
20.9
20.5
0.4
Financial assets at fair value not

held for trading – debt instruments
6
46.0
10.2
35.8
Total financial assets measured at fair value
224.3
0.0
35.8
0.0
0.0
117.6
0.0
0.0
70.9
Guarantees
0.1
0.1
0.0
1 The maximum exposure to loss

is generally equal to the carrying

amount and subject to change over

time with market movements.

2 For the purpose of

this disclosure, collateral and credit

enhancements were
not considered as these

positions are generally

managed under the market

risk framework.

3 Does not include

investment fund units.

4 Includes USD
146
m (31 December 2023:

USD
21
m) fair values

of loan
commitments and USD
20
m (31 December 2023:

USD
32
m) forward starting reverse

repurchase agreements classified as

derivatives. The

full contractual committed

amount of forward

starting reverse repurchase
agreements (generally highly

collateralized) of

USD
51.5
bn (31 December

2023: USD
60.4
bn) and derivative

loan commitments (mostly

secured) of USD
14.8
bn, of which

USD
4
bn has been

sub-participated (31
December 2023: USD
4.8
bn, of which USD
1.4
bn had been sub-participated), is

presented in Note 11 under notional amounts.

5 The amount shown in

the “Netting” column represents the netting

potential not
recognized on the balance sheet. Refer to

Note 22 for more information.

6 Does not include unit-linked investment contracts and investment fund units. Financial assets at fair value not held for trading collateralized
by equity and debt instruments consisted of structured loans and reverse repurchase and securities borrowing agreements.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

222
Note 21

Fair value measurement (continued)

i) Financial instruments not measured at fair value
The table below provides the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
31.12.24 31.12.23
Carrying
amount Fair value
Carrying
amount Fair value
USD bn Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total
Assets
Cash and balances at central banks
223.3
223.3
0.0
0.0
0.0
223.3
171.8
171.7
0.0
0.1
0.0
171.8
Amounts due from banks
18.1
17.1
0.0
0.8
0.2
18.1
28.2
12.5
0.0
15.4
0.2
28.2
Receivables from securities financing
transactions measured at amortized cost
118.3
115.1
0.0
2.8
0.4
118.3
74.1
68.7
0.0
3.9
1.5
74.1
Cash collateral receivables on derivative
instruments
44.0
44.0
0.0
0.0
0.0
44.0
32.3
32.3
0.0
0.0
0.0
32.3
Loans and advances to customers
587.3
182.9
0.0
44.5
355.0
582.4
405.6
131.8
0.0
44.3
220.4
396.5
Other financial assets measured at amortized
cost
59.3
10.5
13.2
31.0
2.8
57.5
54.3
9.0
12.8
29.6
2.6
54.1
Liabilities
Amounts due to banks
23.3
16.1
0.0
7.2
0.0
23.4
16.7
8.8
0.0
8.0
0.0
16.7
Payables from securities financing
transactions measured at amortized cost
2
14.8
7.1
0.0
7.5
0.2
14.8
5.8
5.1
0.0
0.4
0.4
5.8
Cash collateral payables on derivative
instruments
36.4
36.4
0.0
0.0
0.0
36.4
34.9
34.9
0.0
0.0
0.0
34.9
Customer deposits
749.5
677.3
0.0
72.6
0.0
750.0
555.7
482.1
0.0
74.5
0.0
556.6
Funding from UBS Group AG measured at
amortized cost
107.9
2.5
0.0
110.0
0.0
112.5
67.3
3.3
0.0
64.4
0.0
67.7
Debt issued measured at amortized cost
101.1
15.6
0.0
87.1
0.0
102.7
69.8
18.1
0.0
51.7
0.0
69.8
Other financial liabilities measured at
amortized cost
17.9
16.5
0.0
0.1
1.3
17.9
9.8
9.8
0.0
0.0
0.0
9.8
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

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

223

Note 22

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

agreements
Assets subject to netting arrangements

Netting recognized on the balance sheet
Netting potential not recognized on
the balance sheet
1
Assets not
subject to netting
arrangements
2
Total assets
As of 31.12.24, USD bn
Gross assets
before netting
Netting with

gross liabilities
3
Net assets
recognized
on the
balance

sheet
Financial
liabilities
Collateral
received
Assets after
consideration
of
netting
potential
Assets
recognized
on the
balance

sheet
Total assets
after
consideration
of netting

potential
Total assets
recognized

on the

balance
sheet
Receivables from securities financing
transactions measured at amortized cost
111.4
(13.3)
98.2
(3.1)
(95.0)
0.1
20.1
20.3
118.3
Derivative financial instruments

178.7
(2.6)
176.1
(135.6)
(27.1)
13.5
10.3
23.8
186.4
Cash collateral receivables on

derivative instruments
4
42.0
0.0
42.0
(25.9)
(2.4)
13.7
1.9
15.7
44.0
Financial assets at fair value

not held for trading
112.3
(87.1)
25.2
(1.8)
(23.3)
0.1
70.0
70.1
95.2
of which: reverse

repurchase agreements
109.6
(87.1)
22.5
(1.8)
(20.6)
0.1
1.0
1.0
23.4
Total assets
444.5
(103.0)
341.5
(166.4)
(147.7)
27.4
102.4
129.8
443.9
As of 31.12.23, USD bn
Receivables from securities financing
transactions measured at amortized cost
69.2
(12.2)
56.9
(1.5)
(55.2)
0.3
17.2
17.5
74.1
Derivative financial instruments

128.8
(2.5)
126.3
(99.3)
(23.4)
3.7
5.4
9.1
131.7
Cash collateral receivables on

derivative instruments 4
31.5
0.0
31.5
(20.4)
(2.5)
8.7
0.8
9.5
32.3
Financial assets at fair value

not held for trading
96.3
(89.6)
6.7
(1.8)
(4.9)
0.0
57.1
57.1
63.8
of which: reverse

repurchase agreements
95.1
(89.6)
5.5
(1.8)
(3.7)
0.0
0.0
0.0
5.5
Total assets
325.7
(104.3)
221.4
(122.9)
(85.9)
12.6
80.5
93.1
301.9
1 For the purpose of this disclosure,

the amounts of financial instruments and cash

collateral presented have been capped so

as not to exceed the net amount

of financial assets presented on the balance

sheet; i.e.
over-collateralization, where

it exists, is

not reflected in

the table.

2 Includes assets

not subject to

enforceable netting arrangements

and other out-of-scope

items.

3 The logic

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

4 The net amount of Cash collateral receivables

on derivative instruments recognized on the balance

sheet includes certain OTC derivatives that

are net settled on a daily basis
either legally or in substance under IAS 32 principles and exchange-traded derivatives that are economically settled on a daily basis.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

224
Note 22

Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable

master netting arrangements and similar

agreements
Liabilities subject to netting arrangements

Netting recognized on the balance sheet
Netting potential not recognized

on the balance sheet
1
Liabilities not
subject

to netting

arrangements
2
Total liabilities
As of 31.12.24, USD bn
Gross
liabilities
before
netting
Netting with

gross assets
3
Net

liabilities
recognized
on the
balance
sheet
Financial
assets
Collateral
pledged
Liabilities
after
consideration

of netting
potential
Liabilities
recognized
on the
balance

sheet
Total

liabilities

after
consideration
of netting
potential
Total

liabilities
recognized
on the
balance

sheet
Payables from securities financing
transactions measured at amortized cost
25.0
(11.5)
13.5
(1.1)
(12.4)
4
0.0
1.4
1.4
14.8
Derivative financial instruments

176.2
(2.6)
173.6
(135.6)
(30.8)
7.2
7.1
14.3
180.7
Cash collateral payables on

derivative instruments
5
34.8
0.0
34.8
(20.2)
(2.4)
12.2
1.6
13.8
36.4
Other financial liabilities

designated at fair value
96.9
(88.9)
8.0
(3.8)
(4.1)
0.0
26.1
26.1
34.0
of which: repurchase agreements
94.7
(88.9)
5.8
(3.8)
(2.0)
0.0
0.0
0.0
5.8
Total liabilities
332.8
(103.0)
229.8
(160.7)
(49.7)
19.5
36.1
55.6
265.9
As of 31.12.23, USD bn
Payables from securities financing
transactions measured at amortized cost
16.1
(12.1)
4.0
(0.8)
(3.2)
0.0
1.8
1.8
5.8
Derivative financial instruments

135.9
(2.5)
133.5
(99.3)
(24.5)
9.7
7.2
16.9
140.7
Cash collateral payables on

derivative instruments
5
33.5
0.0
33.5
(17.2)
(3.4)
12.9
1.4
14.3
34.9
Other financial liabilities

designated at fair value
97.1
(89.8)
7.3
(2.5)
(4.8)
0.0
20.1
20.1
27.4
of which: repurchase agreements
96.7
(89.8)
6.9
(2.5)
(4.4)
0.0
0.0
0.0
6.9
Total liabilities
282.6
(104.3)
178.3
(119.7)
(36.0)
22.5
30.4
53.0
208.7
1 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e.
over-collateralization, where it

exists, is not reflected

in the table.

2 Includes liabilities not subject to

enforceable netting arrangements and

other out-of-scope items.

3 The logic of

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

4 Includes collateral

of USD
8.8
bn for securities financing

transactions measured at

amortized cost that

use UBS AG debt

instruments as the underlying.

5 The net

amount of Cash

collateral
payables on derivative

instruments recognized on

the balance sheet includes

certain OTC

derivatives that are

net settled on a

daily basis either legally

or in substance under

IAS 32 principles and

exchange-traded
derivatives that are economically settled on a daily basis.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

225

Note 23

Restricted and transferred financial assets
This Note

provides information

about restricted

financial assets

(Note 23a),

transfers of

financial assets

(Note 23b

and
23c) and financial assets that are received

as collateral with the right to resell or repledge

these assets (Note 23d).
a) Restricted financial assets
Restricted

financial

assets

consist

of

assets

pledged

as

collateral

against

an existing

liability

or contingent

liability

and
other assets that are otherwise explicitly restricted

such that they cannot be used to secure

funding.

Financial

assets

are

mainly

pledged

as

collateral

in

securities

lending

transactions,

in

repurchase

transactions

and

in
relation to mortgage loans,

which serve as

collateral against loans from

Swiss mortgage institutions and

US Federal Home
Loan Banks,

and in

connection

with the

issuance of

covered bonds.

Of these

pledged mortgage

loans, approximately
USD
7.2
bn as of

31 December 2024

could be withdrawn or

used as collateral

for future liabilities,

covered bond issuances
or

used

for

securities

financing

transactions backed

by

available

retained

covered

bonds

without

breaching

existing
collateral requirements (31 December 2023: approximately USD
2.0
bn). Existing liabilities against Swiss central mortgage
institutions

and

US

Federal

Home

Loan

Banks

and

for

existing

covered

bond

issuances

were

USD
48.4
bn

as

of

31
December 2024 (31 December 2023: USD
15.4
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

Restricted financial assets

USD m 31.12.24 31.12.23
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Financial assets pledged as collateral
Cash and balances at central banks
1
876
709
Financial assets at fair value held for trading
71,050
38,532
76,579
44,524
Loans and advances to customers
71,887
28,105
Financial assets at fair value not held for trading
3,645
2,566
3,099
2,110
Debt securities classified as Other financial assets measured at amortized cost
8,703
7,891
7,043
6,299
Total financial assets pledged as collateral
156,160
115,535
Other restricted financial assets
Amounts due from banks
2,473
2,543
Financial assets at fair value held for trading
264
169
Cash collateral receivables on derivative instruments
8,006
4,685
Loans and advances to customers
186
28
Other financial assets measured at amortized cost
2
4,184
3,334
Financial assets at fair value not held for trading
20,377
17,844
Financial assets measured at fair value through other comprehensive income
1,863
1,846
Other
128
249
Total other restricted financial assets
37,481
30,698
Total financial assets pledged and other restricted financial assets
3
193,641
146,233
1 Assets pledged

to the

depositor protection

system in

Switzerland.

2 Predominantly

includes cash

collateral provided

to exchanges

and clearing

houses to

secure securities

trading activity

through those
counterparties.

3 Does not

include assets

placed with

central

banks related

to undrawn

credit lines

and for

payment,

clearing and

settlement purposes,

as well

as undrawn

contingency funding

facilities
(31 December 2024: USD
30.5
bn; 31 December 2023: USD
26.5
bn).

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

226
Note 23

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

USD m 31.12.24 31.12.23
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Financial assets at fair value held for trading that may be sold or repledged by counterparties
38,532
19,690
44,524
23,374
Financial assets at fair value not held for trading that may be sold or repledged by
counterparties
2,566
2,012
2,110
1,976
Debt securities classified as Other financial assets measured at amortized cost that may be
sold or repledged by counterparties
7,891
7,442
6,299
5,928
Total financial assets transferred
48,989
29,144
52,933
31,278
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
UBS AG’s continuing involvement were not material as of

31 December 2024 and as of 31 December 2023.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

227
Note 23

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
2024 and

31 December

2023 was

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

Off-balance sheet assets received
USD m 31.12.24 31.12.23
Fair value of assets received that can be sold or repledged
1
581,769
489,476
of which: sold or repledged

2
383,227
357,020
1 Includes securities

received as initial

margin from its

clients that UBS

AG is required

to remit to

central counterparties,

brokers and

deposit banks through

its exchange-traded

derivative clearing

and execution
services.

2 Does not include off-balance sheet securities (31 December 2024: USD
21.4
bn; 31 December 2023: USD
16.0
bn) placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there are no associated liabilities or contingent liabilities.

Note 24

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
Other financial assets

and liabilities with

no contractual maturity, such

as equity securities,

are presented in

the
Perpetual /
Not applicable

column. Undated or

perpetual instruments are

classified based on the

contractual notice period

that the
counterparty

of the

instrument

is entitled

to

give.

Where

there

is no

contractual

notice

period,

undated

or perpetual
contracts are presented in the
Perpetual / Not applicable

column.
Non-financial assets

and liabilities

with no

contractual maturity

are generally

included in

the
Perpetual /

Not applicable
column.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

228
Note 24

Maturity analysis of assets and liabilities (continued)

31.12.24
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at amortized cost
558.4
50.3
70.2
116.2
130.5
124.7
1,050.3
Amounts due from banks
16.7
0.5
0.5
0.0
0.2
0.1
18.1
Loans and advances to customers
164.9
33.3
62.0
108.9
112.5
105.7
587.3
Other financial assets measured at amortized cost
9.9
0.9
5.3
6.6
17.7
18.9
59.3
Total financial assets measured at fair value through profit or loss
413.2
6.5
14.2
13.5
12.7
2.3
4.2
466.7
Financial assets at fair value not held for trading
41.7
6.5
14.2
13.5
12.7
2.3
4.2
95.2
Financial assets measured at fair value through other
comprehensive income
0.5
0.8
0.9
0.0
0.0
0.0
2.2
Total non-financial assets
12.8
0.3
0.6
0.0
2.5
1.1
31.5
48.8
Total assets
984.8
57.9
86.0
129.7
145.8
128.2
35.8
1,568.1
Liabilities
Total financial liabilities measured at amortized cost
691.5
80.0
88.0
45.9
71.6
61.9
15.9
1,054.8
Customer deposits
611.7
65.5
51.2
8.9
11.8
0.3
749.5
Funding from UBS Group AG measured at amortized cost
0.0
2.5
3.2
17.0
31.9
37.5
15.9
107.9
Debt issued measured at amortized cost
8.3
7.3
29.6
15.4
18.7
21.8
101.1
of which: non-subordinated
8.3
7.3
29.2
15.2
18.6
21.8
100.4
of which: subordinated
0.0
0.3
0.3
0.1
0.0
0.7
Total financial liabilities measured at fair value through
profit or loss
1
299.7
11.9
27.7
26.7
13.1
22.4
401.6
Debt issued designated at fair value
12.0
11.4
26.3
25.1
11.5
16.3
102.6
Total non-financial liabilities
11.3
3.9
0.1
0.2
0.4
0.4
0.7
17.0
Total liabilities

1,002.4
95.8
115.8
72.9
85.2
84.7
16.6
1,473.4
Guarantees, loan commitments and forward starting transactions
2
Irrevocable loan commitments
78.7
0.5
0.4
0.0
79.6
Guarantees

40.7
40.7
Forward starting reverse repurchase and securities borrowing agreements
24.9
24.9
Irrevocable committed prolongation of existing loans
2.5
0.7
1.4
0.0
4.6
Total
146.7
1.2
1.7
0.0
149.8

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
10.4
10.4
Irrevocable committed prolongation of existing loans

2.0
0.8
1.3
0.0
0.0
4.2
Total
88.8
1.4
1.8
0.0
0.0
91.9
1 As of 31 December 2024 and 31

December 2023, the contractual redemption

amount at maturity of debt issued designated

at fair value through profit

or loss and other financial liabilities designated

at fair value
through profit or loss

was not materially

different from the carrying

amount.

2 The notional

amounts associated with

derivative loan commitments,

as well as

forward starting repurchase

and reverse repurchase
agreements, measured at

fair value through

profit or loss

are presented together

with notional amounts

related to derivative

instruments and have

been excluded from

the table above.

Refer to Note

11 for more
information.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

229
Note 24

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

31.12.24
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Financial liabilities recognized on balance sheet
1
Amounts due to banks
13.5
3.1
3.1
1.5
2.8
24.1
Payables from securities financing transactions
5.4
1.5
0.7
2.8
5.0
15.5
Cash collateral payables on derivative instruments
36.3
36.4
Customer deposits
612.3
66.5
53.7
9.9
13.9
0.3
756.7
Funding from UBS Group AG measured at amortized cost
2
0.3
4.0
6.4
21.9
44.6
50.3
16.3
143.8
Debt issued measured at amortized cost
2
8.5
7.7
30.6
16.8
20.7
24.2
108.5
Other financial liabilities measured at amortized cost
11.4
0.1
0.7
0.9
2.5
2.6
18.3

of which: lease liabilities
0.1
0.1
0.6
0.7
1.5
1.5
4.5
Total financial liabilities measured at amortized cost
687.8
83.0
95.3
53.7
89.6
77.4
16.3
1,103.2
Financial liabilities at fair value held for trading
3,4
35.2
35.2
Derivative financial instruments
3,5
180.7
180.7
Brokerage payables designated at fair value
49.0
49.0
Debt issued designated at fair value
6
12.1
11.7
28.1
27.7
12.5
22.1
114.1
Other financial liabilities designated at fair value
22.6
0.5
1.4
1.7
1.6
14.8
42.6
Total financial liabilities measured at fair value through
profit or loss
299.6
12.2
29.6
29.4
14.1
36.9
421.7
Total
987.4
95.2
124.9
83.1
103.7
114.3
16.3
1,524.9
Guarantees, loan commitments and forward starting transactions
Irrevocable loan commitments
7
78.7
0.5
0.4
0.0
79.6
Guarantees
40.7
40.7
Forward starting reverse repurchase and securities
borrowing agreements
7
24.9
24.9
Irrevocable committed prolongation of existing loans
2.5
0.7
1.4
0.0
4.6
Total
146.7
1.2
1.7
0.0
149.8

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

the
cash flows

that would

have to

be paid

if these

positions had

to be

settled or

closed out.

4 Contractual

maturities of

financial liabilities

at fair

value

held for

trading are:

USD
33.0
bn due

within 1

month
(31 December 2023: USD
29.9
bn), USD
2.2
bn due between 1 month

and 1 year (31 December

2023: USD
1.8
bn) and USD
0
bn due between 1 and 5

years (31 December 2023: USD
0
bn).

5 Includes USD
166
m
(31 December 2023: USD
52
m) related to fair

values of derivative

loan commitments and forward

starting reverse repurchase agreements

classified as derivatives,

presented within “Due within

1 month”. The

full
contractual committed amount of USD
66.3
bn (31 December 2023: USD
65.2
bn) is presented in Note 11 under notional amounts.

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

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

230

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

swapping

fixed

cash

flows
associated with loans to customers

(including long-term fixed-rate

mortgage loans in Swiss francs),

debt securities held,
customer deposits, funding from

UBS Group AG, debt

issued to floating cash flows

by entering into interest

rate swaps
that either pay fixed and receive floating cash flows or that receive fixed and pay floating cash flows. The floating future cash flows are

based on the

following benchmark rates: Secured

Overnight Financing Rate

(SOFR), Effective Federal

Funds
Rate (EFFR),

Swiss Average Rate

Overnight (SARON),

Euro Interbank Offered Rate

(EURIBOR), Euro

Short-Term Rate (ESTR),
Sterling Overnight Index Average

(SONIA), AUD London Interbank

Offered Rate

(AUD LIBOR), Tokyo

Overnight Average
Rate (TONA), Singapore Overnight Rate Average

(SORA) and Norwegian Krona Overnight Index Swap (NOK

OIS).
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

Fair value hedges of foreign exchange risk related to debt

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

instruments that

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
Economic relationship between hedged item and hedging

instrument
The economic relationship

between the

hedged item and

the hedging

instrument is

determined based

on a qualitative
analysis

of

their

critical

terms.

In

cases

where

hedge

designation

takes

place

after

the

trade

date

of

the

hedging
instrument, a quantitative

analysis of the

possible behavior of

the hedging

derivative and the

hedged item

during their
respective terms is also performed.
Sources of hedge ineffectiveness

In

hedges

of

interest

rate

risk,

hedge

ineffectiveness

can

arise

from

mismatches

of

critical

terms

and

/

or

the

use

of
different curves to

discount the hedged item and

instrument, or from entering

into a hedge relationship

after the trade
date of the hedging derivative.

In hedges of foreign exchange risk related to debt instruments, hedge ineffectiveness can arise due to the discounting of
the hedging

instruments and

undesignated risk

components and

lack of

such discounting

and risk

components in

the
hedged items.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

231
Note 25

Hedge accounting (continued)
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

Non-hedge-accounted

derivatives

are

mandatorily

held

for

trading

with

all

fair

value

movements

taken

to
Other

net
income from financial instruments

measured at fair value through

profit or loss
, even when held as an

economic hedge
or to

facilitate client

clearing. The

one exception

relates to

forward points

on certain

short- and

long-duration foreign
exchange and interest rate contracts acting as economic

hedges, which are reported in
Net interest income.

All hedges: designated hedging instruments

and hedge ineffectiveness
As of or for the year ended
31.12.24
Notional
amount
Carrying amount
Changes in

fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement USD m
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
227,737
25
10
(718)
676
(43)
Cash flow hedges
88,256
1
0
(1,458)
1,453
(5)
Foreign exchange risk
Fair value hedges
2
51,562
566
1,153
(749)
721
(28)
Hedges of net investments in foreign operations
20,454
670
1
1,345
(1,340)
4
As of or for the year ended
31.12.23
Notional
amount
Carrying amount
Changes in

fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement USD m
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

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

232
Note 25

Hedge accounting (continued)

Fair value hedges: designated hedged items

recognized on balance sheet
1
USD m 31.12.24 31.12.23
Interest rate
risk FX risk
Interest rate
risk FX risk
Loans and advances to customers
Carrying amount of designated loans
58,439
15,296
of which: accumulated amount of fair value hedge adjustment
373
(508)
of which: accumulated amount of fair value hedge adjustment subject to amortization attributable to the
portion of the portfolio that ceased to be part of hedge

accounting
(176)
(179)
Other financial assets measured at amortized cost – debt securities
Carrying amount of designated debt securities
9,125
6,333

of which: accumulated amount of fair value hedge adjustment
(348)
(109)
Customer deposits
Carrying amount of customer deposits
13,031
8,972

of which: accumulated amount of fair value hedge adjustment
(18)
50
Funding from UBS Group AG and its subsidiaries
Carrying amount of designated debt instruments
105,470
15,419
63,760
17,693

of which: accumulated amount of fair value hedge adjustment
(5,820)
(3,174)
Debt issued measured at amortized cost
Carrying amount of designated debt issued
39,731
21,047
15,243
4,636

of which: accumulated amount of fair value hedge adjustment
31
(412)
1

In addition, as of 31 December 2024 UBS

AG designated in fair value hedges of

FX risk USD
15
bn (31 December 2023 USD
12
bn) of intragroup debt instruments that are

not recognized on consolidated balance
sheet but FX gains and losses on these instruments impact consolidated profit or loss.

Fair value hedges: profile of the timing of the

nominal amount of the hedging instrument

31.12.24
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
3
9
38
115
64
228
Cross-currency swaps

1
0
5
36
9
52
31.12.23
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
1
6
12
62
35
115
Cross-currency swaps

1
2
2
22
7
34

Cash flow hedge reserve on a pre-tax basis

USD m
31.12.24 31.12.23
Amounts related to hedge relationships for which hedge

accounting continues to be applied
(2,514)
(2,349)
Amounts related to hedge relationships for which hedge

accounting is no longer applied
(714)
(1,331)
Total other comprehensive income recognized directly in equity related to cash flow hedges, on a pre-tax basis
(3,228)
(3,680)

Foreign currency translation reserve on a pre-tax basis
USD m
31.12.24 31.12.23
Amounts related to hedge relationships for which hedge

accounting continues to be applied
639
(690)
Amounts related to hedge relationships for which hedge

accounting is no longer applied
266
266
Total other comprehensive income recognized directly in equity related to hedging instruments designated as net investment hedges, on a pre-tax
basis
904
(424)

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

233
Note 26

Post-employment benefit plans

a) Defined benefit plans
UBS AG has

established defined benefit

plans for

its employees in

various jurisdictions in

accordance with local

regulations
and practices. The major plans are located in Switzerland,

with smaller plans mainly in UK, US and Germany. The level of benefits depends on the specific plan rules.
Major Swiss pension plans
The major

Swiss pension

plans consist

of the

UBS Swiss

plan and

the Credit

Suisse Swiss

plan, covering

employees

of
UBS AG

in

Switzerland

and

employees

of

companies

in

Switzerland

that

have

close

economic

or

financial

ties

with
UBS AG, and

exceed the

minimum benefit

requirements

under Swiss

pension law.

A significant

number of

employees
are

employed by

UBS

Business

Solutions

AG and

Credit

Suisse Services

AG, which

are

subsidiaries of

UBS Group AG.
UBS AG,

UBS

Business

Solutions

AG

and

Credit

Suisse

Services

AG

each

are

legal

sponsors

of

the

Swiss

plans.

The
sponsoring entities apply proportionate defined benefit accounting,

i.e. the net pension cost and the net pension asset /
liability of the Swiss pension

plans are allocated proportionally

between UBS AG, UBS

Business Solutions AG and

Credit
Suisse Services AG based on the aggregated net pension cost

and defined benefit obligations related to their employees.
The Swiss

plans offer

retirement,

disability and

survivor benefits

and are

governed by

Pension Foundation

Boards. The
responsibilities

of

these

boards

are

defined

by

Swiss

pension

law

and

the

plan

rules.

The

UBS

Swiss

plan

covers
contributions

for

all

salary

levels.

The

Credit

Suisse

Swiss

plan

covers

contributions

up

to

a

salary

of

CHF
144,060
(USD
158,639
), and contributions above that salary

go into the Credit Suisse

Swiss 1e plan, which is

accounted for under
IFRS Accounting Standards as a defined contribution

plan.
Savings contributions

to the Swiss

plans are paid

by both the

employer and

the employee.

For the

UBS AG Swiss

plan,
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
contribution category. For

the Credit Suisse

Swiss plan, depending

on the age

of the employee,

UBS AG pays

a savings
contribution that ranges between
7.5
% and
25.0
% of the contributory base salary and
6
% of the contributory variable
compensation. Employees

can choose

the level

of savings

contributions paid

by them,

which vary

between
5.0
% and
14.0
% of the contributory base salary

and between
3
% and
9
% of the contributory variable compensation,

depending
on age and choice

of savings contribution category.

UBS AG also pays

risk contributions that

are used to fund

disability
and survivor benefits.
The plans offer to members at the

normal retirement age of
65

a choice between a lifetime pension

and a partial or full
lump sum payment. Participants

can choose to draw

early retirement benefits starting

from the age of
58
, but they can
also continue employment

and remain active

members of

the plan until

the age of
70
. Employees can

make additional
purchases of benefits to fund early retirement benefits.
The pension amount

payable to a

participant is calculated

by applying a conversion

rate to the

accumulated balance of
the

participant’s

retirement

savings

account

at

the

retirement

date.

The

balance

is

based

on

credited

vested

benefits
transferred

from

previous

employers,

purchases

of

benefits,

employee

and

employer

contributions

made

to

the
participant’s

retirement

savings

account,

and

interest

accrued.

The

annual

interest

rate

credited

to

participants

is
determined by the Pension Foundation Boards at the

end of each year.
Although the Swiss plans are

based on a defined contribution

promise under Swiss pension

law, they are accounted for
as defined benefit plans

under IFRS Accounting

Standards, primarily because

of the obligation to

accrue interest on

the
participants’ retirement savings accounts and the payment of lifetime pension benefits.
Actuarial valuations in accordance

with Swiss pension law

are performed regularly. Should an

underfunded situation on
this basis occur, the

Pension Foundation Board of the respective

plan is required to

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
cover more than
50
% of the

additional contributions required.

As of 31 December

2024, the technical funding

ratio in
accordance with Swiss pension law was
120.6
% at a
0.5
% technical interest rate for the UBS Swiss plan and
125.7
% at
a
1.31
% technical interest rate

for the Credit Suisse Swiss

plan (UBS Swiss plan 31 December

2023:
119.2
% at a
0.5
%
technical interest rate).
The investment strategies of the

Swiss plans comply with Swiss pension

law, including the rules and regulations

relating
to diversification

of plan assets,

and are derived

from the

risk budget defined

by the Pension

Foundation Boards

based
on regularly

performed

asset and

liability management

analyses. The

Pension Foundation

Boards strive

for a

medium-
and long-term balance between assets and liabilities.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

234
Note 26

Post-employment benefit plans (continued)
As of 31 December

2024, the Swiss

plans were in

surplus situations on

an IFRS Accounting

Standards measurement basis,
as the fair value of the plan assets exceeded the defined benefit obligation (DBO) by USD
2,683
m for the UBS Swiss plan
and USD
2,474
m for the Credit Suisse Swiss plan (UBS Swiss plan 31 December 2023: USD
3,585
m). However, a surplus
is only

recognized on

the balance

sheet to

the extent

that it

does not

exceed

the estimated

future economic

benefit,
which equals the difference between

the present value of the estimated future

net service cost and the present value

of
the

estimated

future

employer

contributions.

As

of

both

31 December

2024

and

31 December

2023,

the

estimated
future economic benefit

of the UBS

Swiss plan was

zero and

therefore no net

defined benefit asset

was recognized

on
the

balance

sheet;

as

of

31 December

2024 a

net

defined

benefit

asset

of

USD
17
m

was

recognized

by

UBS

AG

for
prepaid contributions held at the Credit Suisse Swiss plan.
The regular employer

contributions in

2025 are estimated

at USD
297
m for the

UBS Swiss

plan and USD
200
m for the
Credit Suisse Swiss plan.
Financial information
The tables

below provide

an analysis

of the

movement

in the

net asset

/ liability

recognized

on the

balance sheet

for
defined benefit plans, as well as an analysis of amounts

recognized in net profit and in
Other comprehensive incom e.

Net asset / liability of defined benefit

plans
USD m
Major Swiss plans 31.12.24
1
31.12.23
Defined benefit obligation at the beginning of the year
15,748
12,539
Defined benefit obligation recognized upon the merger

of UBS AG and Credit Suisse AG
2
13,367
Current service cost
411
236
Interest expense
296
287
Plan participant contributions
244
163
Remeasurements
2,657
1,901
of which: actuarial (gains) / losses due to changes in demographic assumptions
18
45
of which: actuarial (gains) / losses due to changes in financial assumptions
2,011
1,168
of which: experience (gains) / losses
3
628
688
Curtailments
(71)
(3)
Benefit payments
(1,420)
(662)
Foreign currency translation
(1,257)
1,288
Defined benefit obligation at the end of the year
29,977
15,748
of which: amounts owed to active members
16,758
9,336
of which: amounts owed to deferred members
0
0
of which: amounts owed to retirees
13,219
6,412
of which: funded plans
29,977
15,748
of which: unfunded plans
0
0
Fair value of plan assets at the beginning of the year
19,333
16,957
Fair value of plan assets recognized upon the merger of UBS AG and Credit Suisse AG
2
16,097
Return on plan assets excluding interest income
1,623
513
Interest income
369
393
Employer contributions

431
290
Plan participant contributions
244
163
Benefit payments
(1,420)
(662)
Administration expenses, taxes and premiums paid
(15)
(8)
Other movements
0
2
Foreign currency translation
(1,527)
1,685
Fair value of plan assets at the end of the year
35,135
19,333
Surplus / (deficit)
5,158
3,585
Asset ceiling effect at the beginning of the year
3,585
4,418
Asset ceiling effect recognized upon the merger of UBS AG and

Credit Suisse AG
2
2,713
Interest expense on asset ceiling effect
68
102
Asset ceiling effect excluding interest expense and foreign currency translation on asset ceiling effect
(955)
(1,332)
Foreign currency translation
(270)
397
Asset ceiling effect at the end of the year
5,141
3,585
Net defined benefit asset / (liability) of major Swiss plans
17
0
Other plans
Net defined benefit asset / (liability) of other plans
4
203
(105)
Total net defined benefit asset / (liability)
220
(105)
of which: Net defined benefit asset
911
383
of which: Net defined benefit liability
5
(691)
(487)
1 Including Credit Suisse AG

from 31 May 2024.

2 Refer to Note

2 for more information about

the merger of UBS AG and

Credit Suisse AG.

3 Experience (gains) /

losses are a component of

actuarial remeasurements
of the defined benefit obligation and reflect the effects

of differences between the previous actuarial assumptions and what has actually occurred.

4 Mainly relates to UK, US and German

plans.

5 Refer to Note
19c.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

235
Note 26

Post-employment benefit plans (continued)

Income statement – expenses related to defined benefit plans
1
USD m
Major Swiss plans 31.12.24
2
31.12.23
Current service cost
411
236
Interest expense related to defined benefit obligation
296
287
Interest income related to plan assets
(369)
(393)
Interest expense on asset ceiling effect
68
102
Administration expenses, taxes and premiums paid
15
8
Curtailments
(71)
(3)
Other movements
1
0
Net periodic expenses recognized in net profit for major Swiss plans
353
236
Other plans
Net periodic expenses recognized in net profit for other plans
3
27
23
Total net periodic expenses recognized in net profit
380
259
1 Refer to Note 7.

2 Including Credit Suisse AG from 31 May 2024.

3 Includes differences between actual and estimated performance award accruals.

Other comprehensive income – gains / (losses) on defined benefit plans

USD m
Major Swiss plans 31.12.24
1
31.12.23
Other comprehensive income recognized upon the merger

of UBS AG and Credit Suisse AG
2
109
Remeasurement of defined benefit obligation
(2,657)
(1,901)
of which: change in discount rate assumption
(2,102)
(1,332)
of which: change in rate of salary increase assumption
(168)
(42)
of which: change in rate of pension increase assumption
0
0
of which: change in rate of interest credit on retirement savings assumption
257
207
of which: change in life expectancy
0
0
of which: change in other actuarial assumptions
(17)
(46)
of which: experience gains / (losses)
3
(628)
(688)
Return on plan assets excluding interest income
1,623
513
Asset ceiling effect excluding interest expense and foreign currency translation
955
1,332
Total gains / (losses) recognized in other comprehensive income for major Swiss plans
30
(56)
Other plans
Total gains / (losses) recognized in other comprehensive income for other plans
4
(83)
(47)
Total gains / (losses) recognized in other comprehensive income
(53)
(103)
of which: attributable to other comprehensive income

recognized upon the merger of UBS AG and Credit Suisse AG
2
53
of which: attributable to other comprehensive income

recognized for defined benefit plans during the period
5
(106)
(103)
1 Including Credit Suisse AG

from 31 May 2024.

2 Refer to Note

2 for more information about

the merger of UBS AG and

Credit Suisse AG.

3 Experience (gains) /

losses are a component of

actuarial remeasurements
of the defined benefit obligation

and reflect the effects of

differences between the previous actuarial

assumptions and what has

actually occurred.

4 Mainly relates to UK,

US and German plans.

5 Refer to the
“Statement of comprehensive income”.
The table below provides information about the duration

of the DBO and the timing for expected benefit payments.

Major Swiss defined benefit plans 31.12.24 31.12.23
Duration of the defined benefit obligation (in years)
13.3
1
14.1
Maturity analysis of benefits expected to be paid
USD m
Benefits expected to be paid within 12 months
2,095
811
Benefits expected to be paid between 1 and 3 years
3,392
1,627
Benefits expected to be paid between 3 and 6 years
5,043
2,552
Benefits expected to be paid between 6 and 11 years
7,718
4,233
Benefits expected to be paid between 11 and 16 years
6,607
3,878
Benefits expected to be paid in more than 16 years
20,622
13,751
1 The duration of the defined benefit obligation represents a weighted average across the UBS and Credit Suisse plans.
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

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

236
Note 26

Post-employment benefit plans (continued)
The tables below show the significant actuarial assumptions

used in calculating the DBO at the end of the year.

Significant actuarial assumptions of

major Swiss defined benefit plans
In % 31.12.24
1
31.12.23
Discount rate
0.92
1.48
Rate of salary increase
2.80
2.36
Rate of pension increase
0.00
0.00
Rate of interest credit on retirement savings

2.02
2.48
1 Represents weighted average across the UBS and Credit Suisse plans.

aged 65 aged 45
Swiss mortality table: BVG 2020 G with CMI 2023 projections
1
31.12.24 31.12.23 31.12.24 31.12.23
Life expectancy at age 65 for a male member currently
21.9
21.8
23.5
23.5
Life expectancy at age 65 for a female member currently
23.6
23.5
25.2
25.1
1 In 2023, BVG 2020 G with CMI 2022 projections was used.
Sensitivity analysis of significant actuarial assumptions
The table

below presents

a sensitivity

analysis for

each significant

actuarial assumption,

showing how

the DBO

would
have been affected

by changes in

the relevant

actuarial assumption that

were reasonably

possible at the

balance sheet
date.

Unforeseen

circumstances

may

arise,

which

could

result

in

variations

that

are

outside

the

range

of

alternatives
deemed

reasonably

possible.

Caution

should

be

used

in

extrapolating

the

sensitivities

below

on

the

DBO,

as

the
sensitivities may not be linear.

Sensitivity analysis of significant actuarial

assumptions of major Swiss defined

benefit plans
1
Increase / (decrease) in defined benefit obligation
USD m 31.12.24 31.12.23
Discount rate
Increase by 50 basis points
(1,667)
(857)
Decrease by 50 basis points
1,893
973
Rate of salary increase
Increase by 50 basis points
166
120
Decrease by 50 basis points
(167)
(117)
Rate of pension increase
Increase by 50 basis points
1,315
639
Decrease by 50 basis points –
2
–
2
Rate of interest credit on retirement savings
Increase by 50 basis points
254
144
Decrease by 50 basis points
(252)
(144)
Life expectancy
Increase in longevity by one additional year
895
416
1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.

2 As the assumed rate of pension
increase was
0
% as of 31 December 2024 and as of 31 December 2023, a downward change in assumption is not applicable.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

237
Note 26

Post-employment benefit plans (continued)

Composition and fair value of Swiss defined

benefit plan assets
31.12.24 31.12.23
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
773
0
773
2
62
0
62
0
Equity securities

Foreign
0
1,216
1,216
3
0
0
0
0
Bonds

Domestic, AAA to BBB–
133
0
133
0
0
0
0
0
Real estate / property
Domestic
0
3,955
3,955
11
0
2,426
2,426
13
Foreign
0
617
617
2
0
576
576
3
Investment funds
Equity

Domestic
885
0
885
3
489
0
489
3
Foreign
5,645
1,177
6,822
19
3,283
1,244
4,526
23
Bonds
1
Domestic, AAA to BBB–
4,682
0
4,682
13
2,605
0
2,605
13
Domestic, below BBB–
8
0
8
0
0
0
0
0
Foreign, AAA to BBB–
8,902
0
8,902
25
4,073
0
4,073
21
Foreign, below BBB–
862
0
862
2
668
0
668
3
Real estate
Domestic
1,654
0
1,654
5
0
0
0
0
Foreign
385
67
451
1
0
45
45
0
Other
799
1,927
2,726
8
1,094
1,910
3,004
16
Other investments
218
1,231
1,449
4
378
481
859
4
Total fair value of plan assets
24,947
10,189
35,135
100
12,652
6,681
19,333
100
31.12.24 31.12.23
Total fair value of plan assets
35,135
19,333
of which: Investments in UBS Group AG
instruments
2
Bank accounts at UBS Group AG
782
69
UBS Group AG debt instruments
137
116
UBS Group AG shares
42
26
Securities lent to UBS Group AG
3
609
467
Property occupied by UBS Group AG
41
61
Derivative financial instruments, counterparty UBS Group
AG
3
(83)
302
1 The bond credit ratings

are primarily based on S&P’s credit

ratings. Ratings AAA to BBB– and

below BBB– represent investment grade and non-investment

grade ratings, respectively.

In cases where credit ratings
from other rating agencies were used, these were converted to the equivalent rating in S&P’s rating classification.

2 Bank accounts at UBS AG encompass accounts in the name of the Swiss pension funds. The other positions disclosed

in the

table encompass

both direct

investments in

UBS AG

instruments and

UBS Group

AG shares

and indirect

investments, i.e.

those made

through funds

that the

pension fund

invests in.

3 Securities lent to UBS AG and derivative

financial instruments are presented gross of any

collateral. Securities lent to UBS AG

were fully covered by collateral as

of 31 December 2024 and 31 December 2023.

Net
of collateral, derivative financial instruments amounted to negative USD
50
m as of 31 December 2024 (31 December 2023: negative USD
19
m).

b) Defined contribution plans
UBS AG sponsors

several defined

contribution

plans, with

the most

significant plans

in the

US and

the

UK. UBS

AG’s
obligation is limited to its contributions made

in accordance with each plan, which

may include direct contributions and
matching contributions.

Employer contributions

to defined

contribution plans

are

recognized as

an expense

and were
USD
408
m in 2024 and USD
320
m in 2023.
›
Refer to Note 6 for more information

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

238
Note 26

Post-employment benefit plans (continued)

c) Related-party disclosure
UBS AG is the principal provider of

banking services for the pension

funds of UBS and Credit Suisse in

Switzerland. In this
capacity,

UBS AG is engaged

to execute most

of the pension

funds’ banking activities.

These activities can

include, but
are not

limited to, investment

management fees,

trading, securities lending

and borrowing

and derivative

transactions.
The non-Swiss

UBS AG pension

funds do

not have

a similar

banking relationship

with UBS AG.

During 2024,

UBS AG
received USD
25
m in fees for

banking services from the major

UBS AG plans (2023:

USD
20
m). As of 31

December 2024,
the Swiss, UK and US post-employment benefit plans held

USD
378
m in UBS shares (31 December 2023: USD
396
m).
›
Refer to the “Composition and fair value of

Swiss defined benefit plan assets” table in Note

26a for more information about fair
value of investments in UBS AG and UBS Group

AG instruments held by the major Swiss pension

funds

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
The Long-Term

Incentive Plan

(the LTIP)

is a

mandatory deferral

plan for

GEB members

and Managing

Directors (MDs)
reporting to the GEB and their direct

reports at MD level.
The number of notional shares delivered at vesting depends on two equally weighted performance metrics over a three-
year performance period: return

on common equity tier

1 (CET1) capital

and relative total shareholder return (TSR),

which
compares the TSR of UBS

with the TSR of

an index consisting of

listed Global Systemically Important Banks as

determined
by

the

Financial

Stability

Board

(excluding

UBS).

The

final

number

of

shares

vest

over

three

years

following

the
performance

period for

GEB

members

and

cliff

vest

in

the

year

following the

performance

period for

selected

senior
management.
Equity Ownership Plan / Fund Ownership Plan
The Equity Ownership Plan (the EOP) is the deferred share-based compensation plan for employees whose deferral is not within the scope of the LTIP.

EOP awards generally vest over three

years.

Certain Asset

Management employees

receive some

or all of

their EOP

in the form

of notional

funds (Fund

Ownership
Plan or FOP, previously

named AM EOP).

This plan is

generally delivered in

cash and vests

over three years.

The amount
delivered depends on the value of the underlying investment

funds at the time of vesting.

Deferred Contingent Capital Plan
The Deferred Contingent

Capital Plan (the DCCP)

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

event occurs (i.e. if

the Swiss Financial Market

Supervisory Authority (FINMA) notifies

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

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

239
Note 27

Employee benefits: variable compensation

(continued)
Deferred compensation plans awarded to employees of Credit

Suisse
Existing compensation plans offered to employees of Credit Suisse prior to the acquisition
Credit Suisse offered

a range of compensation plans to its

employees. Generally,

outstanding deferred awards

continue
to vest

according to

their original

terms. Awards

referenced

to shares

of the

Credit Suisse

Group were

converted into
units over UBS Group shares according to the exchange ratio applied to the merger transaction (1 share in UBS

for
22.48
shares in Credit Suisse).

Unvested awards include upfront

cash awards, share awards

and other deferred awards

settled in cash and

continue to
be expensed over the future service period.

Upfront

cash

awards

are

subject

to

repayment

(clawback)

by

the

employee

in

the

event

of

voluntary

resignation,
termination for

cause or

other specified

events within

three years

from the

grant date.

The expense

is recognized

over
the three-year service period according to the clawback

provisions.

Share awards that were granted

as part of the

annual performance incentive typically vest over

three years with one-third
of the award vesting on each of the three anniversaries of the grant date.
Retention awards

were offered

to selected employees

of the Credit

Suisse Group

in 2023 prior

to the acquisition

date.
These awards were contingent on

the completion of the acquisition

and were delivered
50
% in cash (in general vesting
60

days from

the completion

of the

acquisition) and
50
% in

shares (in

general vesting

on the

first anniversary

of the
completion of the acquisition). Vesting periods are longer

for certain regulated employees.
Financial advisor variable compensation
In line with market practice for US wealth management businesses, the compensation for US financial advisors in Global
Wealth Management consists of

cash compensation, determined

using a formulaic approach

based on production, and
deferred awards.

Cash

compensation

reflects

a

percentage

of

the

compensable

production

that

each

financial

advisor

generates.
Compensable production is generally based on transaction revenue and investment advisory fees and may reflect further adjustments. The percentage rate generally varies based

on the level of the production and firm tenure.
Financial advisors may

also be granted

deferred awards. These

amounts generally vest

over a six-year

period. The deferred
award takes into account the overall percentage rate

and production.

Cash compensation and deferred awards may be reduced for, among other things, errors, negligence or carelessness, or
failure to comply with the firm’s rules, standards, practices and / or policies, and / or applicable laws and regulations.

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
The table

below provides

information about

compensation

expenses

related to

total variable

compensation that

were
recognized in the financial year ended 31 December 2024,

as well as expenses that were

deferred and will be recognized
in the income statement

for 2025 and

later. Deferred expenses

related to compensation

plans granted to employees

of
Credit Suisse

in 2023

and earlier

years are

presented under

Variable compensation

– other.

The expense

recognized in
2024 associated with

these awards was USD
122
m for outstanding deferred

compensation plans that existed

on the date
of the acquisition.
The majority

of expenses

deferred to

2025 and

later that

are related

to the

2024 performance

year pertain

to awards
granted in February 2025. The total unamortized compensation expense for unvested share-based awards granted up to
31 December 2024 will be recognized in future periods

over a weighted average period of
2.4

years.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

240
Note 27

Employee benefits: variable compensation

(continued)

Variable compensation
Expenses recognized in 2024 Expenses deferred to 2025 and later 1
USD m
Related to the
2024
performance
year
Related to prior
performance
years Total
Related to the
2024
performance
year
Related to prior
performance
years Total
Non-deferred cash
2,469
(59)
2,410
0
0
0
Deferred compensation awards
463
638
1,101
679
814
1,493
of which: Equity Ownership Plan
146
263
409
242
209
451
of which: Deferred Contingent Capital Plan
163
268
431
286
491
777
of which: Long-Term Incentive Plan
131
67
197
124
90
214
of which: Fund Ownership Plan
24
41
64
27
24
52
Variable compensation – performance awards
2,932
579
3,511
679
814
1,493
Variable compensation – financial advisors
2
4,485
808
5,293
1,028
3,639
4,667
of which: non-deferred cash
4,125
(1)
4,124
0
0
0
of which: deferred share-based awards
123
96
219
130
232
362
of which: deferred cash-based awards
203
239
443
476
1,176
1,652
of which: compensation commitments with recruited financial

advisors
33
474
507
422
2,231
2,653
Variable compensation – other
3
314
297
610
220
455
675
Total variable compensation
7,730
1,684
9,414
4
1,927
4,908
6,835
1 Estimate as of 31 December 2024. Actual amounts to be expensed in future periods may vary; e.g. due to forfeiture of awards

.

2 Financial advisor compensation consists of cash compensation, determined using a formulaic approach based

on production, and

deferred awards. It

also includes expenses related

to compensation commitments

with financial advisors

entered into at the

time of recruitment that

are subject to
vesting requirements.

3 Consists

of existing deferred

awards and

retention awards

granted to

Credit Suisse

employees as

well as

replacement payments,

forfeiture credits,

severance payments,

retention plan
payments and interest expense

related to the Deferred Contingent

Capital Plan.

4 Includes USD
930
m in expenses related

to share-based compensation (performance awards:

USD
606
m; other variable compensation:
USD
105
m; financial advisor compensation: USD
219
m). A further USD
101
m in expenses related to share-based compensation was recognized within other expense categories included in Note 7 (salaries: USD
2
m
related to role-based allowances; social security: USD
74
m; other personnel expenses: USD
25
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
1,997
4,245
6,242
1 Estimate as of 31 December 2023. Actual

amounts expensed may vary; e.g.

due to forfeiture of awards.

2 Financial advisor compensation consists of cash compensation,

determined using a formulaic approach
based on production,

and deferred awards.

It also includes

expenses related to

compensation commitments with

financial advisors entered

into at the

time of recruitment

that are subject

to vesting requirements.

3 Consists of replacement payments, forfeiture credits, severance payments,

retention plan payments and interest expense related to the Deferred Contingent Capital Plan.

4 Includes USD
818
m in expenses related
to share-based

compensation (performance

awards:

USD
575
m; other

variable compensation:

USD
46
m; financial

advisor compensation:

USD
197
m). A

further USD
135
m in

expenses related

to share-based
compensation was recognized within

other expense categories included

in Note 7 (salaries: USD
4
m related to role-based allowances;

social security: USD
109
m; other personnel expenses: USD
22
m related to the
Equity Plus Plan).

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

241
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
2,101
3,571
5,672
1 Estimate as of 31 December 2022. Actual

amounts expensed may vary; e.g.

due to forfeiture of awards.

2 Financial advisor compensation consists of cash

compensation, determined using a formulaic approach
based on production,

and deferred awards.

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

7 (salaries: USD
4
m related to role-based

allowances; social security:

USD
57
m; other personnel expenses:

USD
19
m related to the
Equity Plus Plan).

c) Outstanding share-based compensation awards
Share and performance share awards
Movements in

outstanding share

-based awards

granted by

UBS AG and

its subsidiaries

to employees

during 2024

and
2023 are provided in the table below.

Movements in outstanding share-based compensation

awards

Number of shares
2024
Weighted

average grant

date fair

value (USD)
Number of shares
2023
Weighted

average grant

date fair

value (USD)
Outstanding, at the beginning of the year
756,925
19
614,428
17
Share obligations assumed at merger with Credit Suisse

AG
7,697,548
20
Awarded during the year
151,964
26
279,310
20
Distributed during the year
(1,202,448)
20
(132,770)
15
Forfeited during the year
(219,425)
21
(4,043)
19
Outstanding, at the end of the year
7,184,565
20
756,925
19
of which: shares vested for accounting purposes
4,936,340
217,420

The

total

carrying

amount

of

the

liability

related

to

cash-settled

share-based

awards

as

of

31 December

2024

and
31 December 2023 was USD
22
m and USD
14
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

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

242

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
Individually significant subsidiaries
The table below lists UBS AG’s individually significant subsidiaries as of 31 December 2024. Unless otherwise stated, the subsidiaries listed below

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

States, including Germany, France,

Italy, Luxembourg and Spain. Share

capital is provided in
the currency of the legally registered office.

Individually significant subsidiaries

of UBS AG as of 31 December 2024
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
Credit Suisse International
London, UK
Non-core and Legacy
USD
7,267.5
97.6
UBS Americas Holding LLC
Wilmington, Delaware, US
Group Items
USD
2,900.0
2
100.0
UBS Americas Inc.
Wilmington, Delaware, US
Group Items
USD
0.0
100.0
UBS Asset Management AG
Zurich, Switzerland
Asset Management
CHF
43.2
100.0
UBS Bank USA
Salt Lake City, Utah, US
Global Wealth Management
USD
0.0
100.0
UBS Europe SE
Frankfurt, Germany
Global Wealth Management
EUR
446.0
100.0
UBS Financial Services Inc.
Wilmington, Delaware, US
Global Wealth Management
USD
0.0
100.0
UBS Securities LLC
Wilmington, Delaware, US
Investment Bank
USD
1,283.1
3
100.0
UBS Switzerland AG
Zurich, Switzerland
Personal & Corporate Banking
CHF
10.0
100.0
1 Includes direct and indirect subsidiaries of UBS AG.

2 Consists of common share capital of USD
1,000

and non-voting preferred share capital of USD
2.9
bn.

3 Consists of common share capital of USD
100,000
and non-voting preferred share capital of USD
1.3
bn.
Other subsidiaries
The table below

lists other direct

and indirect subsidiaries

of UBS AG

that are not

individually significant but

contribute
to

UBS

AG’s

total

assets

and

aggregated

profit

before

tax

thresholds

and

are

thus

disclosed

in

accordance

with
requirements set by the SEC.

Other subsidiaries of UBS AG as of 31

December 2024
Company Registered office Primary business Share capital in million
Equity interest

accumulated in %
Banco de Investimentos Credit Suisse (Brasil) S.A.
São Paulo, Brazil
Investment Banking
BRL
164.8
100.0
Credit Suisse (UK) Limited
London, UK
Global Wealth Management
GBP
245.2
100.0
Credit Suisse (USA) LLC
Wilmington, Delaware, US
Non-core and Legacy
USD
0.0
100.0
Credit Suisse Securities (Europe) Limited
London, UK
Non-core and Legacy
USD
9.6
100.0
Credit Suisse Securities (USA) LLC
Wilmington, Delaware, US
Non-core and Legacy
USD
0.0
100.0
Credit Suisse Securities (Japan) Limited
Tokyo, Japan
Non-core and Legacy
JPY
78,100.0
100.0
UBS Asset Management (Americas) LLC
Wilmington, Delaware, US
Asset Management
USD
0.0
100.0
UBS Asset Management Life Ltd
London, UK
Asset Management
GBP
15.0
100.0
UBS Business Solutions US LLC
Wilmington, Delaware, US
Group Items
USD
0.0
100.0
UBS Credit Corp.
Wilmington, Delaware, US
Global Wealth Management
USD
0.0
100.0
UBS Fund Management (Switzerland) AG
Basel, Switzerland
Asset Management
CHF
1.0
100.0
UBS (Monaco) S.A.
Monte Carlo, Monaco
Global Wealth Management
EUR
49.2
100.0
UBS Securities Australia Ltd
Sydney, Australia
Investment Bank
AUD
0.3
1
100.0
UBS Securities Hong Kong Limited
Hong Kong SAR, China

Investment Bank
HKD
3,254.2
100.0
UBS Securities Japan Co., Ltd.
Tokyo, Japan
Investment Bank
JPY
44,908.7
100.0
UBS SuMi TRUST Wealth Management Co., Ltd.
Tokyo, Japan
Global Wealth Management
JPY
5,165.0
51.0
1 Includes a nominal amount relating to redeemable preference shares.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

243
Note 28

Interests in subsidiaries and other entities

(continued)

Consolidated structured entities
Consolidated

structured

entities

(SEs)

include

certain

investment

funds,

securitization

vehicles

and

client

investment
vehicles. UBS AG has no individually significant subsidiaries that are SEs.
In 2024 and 2023, UBS

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
b) Interests in associates and joint ventures
As of

31 December

2024 and

31 December

2023, no

associate or

joint venture

was

individually

material to

UBS AG.
Also, there were no significant restrictions on the ability of associates or joint ventures to transfer funds to UBS AG or its subsidiaries as cash dividends or

to repay loans or advances

made. There were no quoted market

prices for any associates
or joint ventures of UBS AG.

Investments in associates and joint ventures
USD m 2024 2023
Carrying amount at the beginning of the year
983
1,101
Balance recognized upon the merger of UBS AG and Credit Suisse

AG
1
1,330
Additions
0
1
Disposals
(6)
0
Share of comprehensive income
105
(180)
of which: share of net profit / (loss)
2
74
(163)
of which: share of other comprehensive income
3
31
(17)
Share of changes in retained earnings
(3)
(1)
Dividends received
(31)
(35)
Foreign currency translation
(73)
97
Carrying amount at the end of the year
2,306
983
of which: associates
2,057
980
of which: SIX Group AG, Zurich 4
1,484
826
of which: other associates
572
154
of which: joint ventures 5
249
3
1 Refer to

Note 2 for

more information about

the merger of

UBS AG and

Credit Suisse AG.

2

For 2024,

consists of USD
40
m from associates

and USD
33
m from joint

ventures (for 2023,

consists of negative
USD
163
m from associates).

3 For 2024, consists of

USD
31
m from associates (for 2023, consists

of negative USD
17
m from associates).

4 In 2024, UBS AG’s

legal equity interest amounted to
34
% (for 2023,
UBS AG’s legal equity interest amounted

to
17
%). UBS AG is represented on the Board of

Directors.

5 In October 2024, UBS AG entered into an agreement

to sell its
50
% interest in Swisscard AECS GmbH. Refer
to Note 29 for more information.

c) Unconsolidated structured entities
UBS AG is considered to

sponsor another entity if, in addition

to ongoing involvement with

that entity,

it had a key role
in establishing that

entity or in

bringing together relevant counterparties

for a transaction

facilitated by that

entity. During
2024,

UBS

AG

sponsored

the

creation

of various

SEs

and

interacted

with a

number

of non-sponsored

SEs,

including
securitization vehicles, client vehicles and certain

investment funds, that UBS AG did not consolidate

as of 31 December
2024 because it did not control them.
Interests in unconsolidated structured entities
The table below

presents UBS AG’s

interests in and

maximum exposure

to loss from

unconsolidated SEs, as

well as the
total

assets

held

by

the

SEs

in

which

UBS

AG

had

an

interest

as of

year-end,

except

for

investment

funds

and

other
vehicles sponsored by third

parties, for which

the carrying amount

of UBS AG’s

interest as of

year-end has been

disclosed.
As a

consequence of

the merger

of UBS

AG and

Credit Suisse

AG and

the resulting

increase in

interests in

structured
entities, interests

in client

vehicles sponsored

by UBS

AG are

presented separately

to other

vehicles sponsored

by third
parties, to clearly distinguish the different types of entities that UBS AG is involved with.

Sponsored unconsolidated structured entities in which UBS

AG did not have an interest at year-end
During 2024 and 2023, UBS AG did not earn material

income from sponsored unconsolidated

SEs in which UBS AG did
not have an interest at year-end.
During 2024 and

2023, UBS AG

and third parties

did not transfer

any assets into

sponsored securitization vehicles created
in the year. UBS AG

and third parties transferred assets, alongside deposits and debt issuances (which are assets from the
perspective

of

the

vehicle),

of

USD
2.5
bn

and

USD
3.0
bn,

respectively,

into

sponsored

client

vehicles

created

in

2024
(2023:

USD
0.5
bn

and

USD
0.5
bn,

respectively).

For

sponsored

investment

funds,

several

new

open

ended

and

close
ended funds were created

during the year

with further transfers

arising from management

of the strategy

and investor
activity, which,

when combined

with market

movements, resulted

in a

net asset

value movement

of USD
3
bn in

2024
(2023: USD
3
bn).

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

244
Note 28

Interests in subsidiaries and other entities

(continued)

Interests in unconsolidated structured entities
31.12.24
USD m, except where indicated
Securitization
vehicles
1
Client vehicles
sponsored by
UBS AG
2
Investment
funds
Other vehicles
sponsored by
third parties
3
Total
Maximum
exposure to loss
4
Financial assets at fair value held for trading
94
143
6,482
235
6,953
6,953
Derivative financial instruments
2
110
83
0
195
195
Loans and advances to customers
0
138
286
23
446
446
Financial assets at fair value not held for trading
1,275
0
631
236
2,142
2,142
Financial assets measured at fair value through other
comprehensive income
0
0
0
0
0
0
Other financial assets measured at amortized cost
1,023
0
0
0
1,024
1,024
Total assets
2,394
392
7,482
494
10,761
10,761
Derivative financial instruments
1
50
716
0
767
2
Total liabilities
1
50
716
0
767
2
Assets held by the unconsolidated structured entities in which UBS
AG had an interest (USD bn)
63
5
3
6
180
7
0
8
31.12.23
USD m, except where indicated
Securitization
vehicles
1
Client vehicles
sponsored by
UBS AG
2
Investment
funds
Other vehicles
sponsored by
third parties
3
Total
Maximum
exposure to loss
4
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
17
5
2
6
118
7
1 Includes loans with a

high LTV

and credit-impaired loans to pre-securitization

warehouse structured entities managed

by third parties, as

well as securities issued by

securitization structured entities sponsored

by
both UBS AG and third parties.

2 Client vehicles sponsored by UBS AG

are structured entities that do not qualify

as a securitization in line with regulatory

requirements and are not considered an investment

fund.

3 Other vehicles sponsored

by third parties

are structured entities

that do not

qualify as a

securitization in line

with regulatory

requirements and are

not considered an

investment fund. Interests

in other vehicles
sponsored by third parties included loans with a high LTV and credit-impaired loans provided to third-party structured entities.

4 For the purpose of this disclosure, maximum exposure to loss amounts do not consider
the risk-reducing effects

of collateral

or other

credit enhancements.

5 Represents

the principal

amount outstanding.

6 Represents the

market value

of total assets.

7 Represents the

net asset

value of

the
investment funds sponsored by UBS AG

and the carrying amount of UBS

AG’s interests in

the investment funds not sponsored

by UBS AG.

8 Represents the carrying amount

of UBS AG’s interest

in other vehicles
sponsored by third parties.
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

2024

and

2023,

UBS

AG

did

not

provide

support,

financial

or

otherwise,

to

any

unconsolidated

SE

when

not
contractually obligated to do so, nor does UBS AG currently

have any intention to do so in the future.
In 2024

and 2023,

income and

expenses from

interests in

unconsolidated SEs

primarily resulted

from mark-to-market
movements

recognized

in
Other

net

income from

financial

instruments

measured

at

fair

value

through

profit or

loss
,
which were generally hedged with other financial instruments, as well as fee and commission income received from UBS
AG-sponsored funds.
Interests in securitization vehicles
As

of

31 December

2024

and

31 December

2023,

UBS

AG

held

interests,

both

retained

and

acquired,

in

various
securitization vehicles

that relate to

financing, underwriting, secondary

market and

derivative trading activities.

In addition
to the

interests disclosed

in the

table above,

UBS AG manages

the assets

of certain

securitization vehicles

and receives
fees based, in

whole or in

part, on the

asset value of

the vehicles. Interest

in such vehicles,

as a result

of the merger

of
UBS AG

and Credit Suisse AG,

is not represented by

the on-balance sheet

fee receivable but

rather by the

future exposure
to variable

fees. The

net asset

value of

such vehicles

was USD
24
bn as

of 31 December

2024 and

has been

excluded
from the table above.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

245
Note 28

Interests in subsidiaries and other entities

(continued)
The numbers outlined in the table

above may differ from the securitization

positions presented in the 31 December 2024
Pillar 3

Report,

available

under

“Pillar 3

disclosures”

at
ubs.com/investors,

for

the

following

reasons:

(i) exclusion

of
synthetic

securitizations

transacted

with

entities

that

are

not

SEs

and

transactions

in

which

UBS

AG

did

not

have

an
interest

because

it

did

not

absorb

any

risk;

(ii) a

different

measurement

basis

in

certain

cases

(e.g.

IFRS

Accounting
Standards carrying amount within

the table above

compared with net

exposure amount at default

for Pillar 3 disclosures);
and (iii) different classification of vehicles viewed as sponsored by UBS AG versus sponsored by third parties.
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
Interests in client vehicles sponsored by UBS AG
UBS

AG-sponsored

client

vehicles

are

established

predominantly

for

clients

to

gain

exposure

to

specific

assets

or

risk
exposures. Such vehicles

may enter into derivative

agreements, with UBS

AG or a third

party,

to align the cash flows

of
the entity with the investor’s intended investment objective,

or to introduce other desired risk exposures.

As of 31 December 2024 and 31 December 2023, UBS AG retained interests in client vehicles sponsored by UBS AG that
relate to financing, secondary market and derivative

trading activities, and to hedge structured product offerings.
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
fund’s nature and the

jurisdiction of incorporation, as

well as fee schedules

negotiated with clients. These

fee contracts
represent an

interest in

the fund,

as they

align UBS

AG’s exposure

with investors,

providing a

variable return

based on
the performance

of the

entity. Depending

on the

structure of

the fund,

these fees

may be

collected directly

from the
fund’s assets and / or from

the investors. Any amounts

due are collected on a

regular basis and are generally

backed by
the fund’s assets.

Therefore, interest

in such funds

is not represented

by the on-balance

sheet fee receivable

but rather
by

the

future

exposure

to

variable

fees.

The

net

asset

value

of

such

funds

were

USD
547
bn

and

USD
356
bn

as

of
31 December 2024 and 31 December

2023, respectively, and has

been excluded from the

table above. UBS AG

did not
have any material exposure to loss from these interests as

of 31 December 2024 or as of 31 December 2023.
Interests in other vehicles sponsored by third parties
Interests in other vehicles sponsored by third parties

include loans with a high LTV

and credit-impaired loans provided to
third-party structured entities.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

246

Note 29

Changes in organization and acquisitions and disposals

of subsidiaries and businesses

Disposals of subsidiaries and businesses
Agreement to sell Select Portfolio Servicing
On 13

August 2024,

UBS AG

entered

into an

agreement

to sell

Select

Portfolio Servicing,

the

US mortgage

servicing
business

of

Credit

Suisse,

which

is

managed

in

Non-core

and

Legacy.

Completion

of

the

transaction

is

subject

to
regulatory

approvals

and

other

customary

closing

conditions.

As

of

31 December

2024,

the

associated

assets

and
liabilities

were

presented

as
Assets

of

disposal

groups

held

for

sale

and
Liabilities

of

disposal

groups

held

for

sale
,
respectively,

and

amounted

to

USD
1,823
m

and

USD
1,212
m,

respectively.

UBS

AG

does

not

expect

to

recognize

a
material profit or loss upon completion of the transaction.
Agreement to sell Swisscard AECS GmbH
In October

2024, UBS

AG entered into

an agreement to

sell to

American Express Swiss

Holdings GmbH

(American Express)
its
50
% interest

in Swisscard

AECS GmbH

(Swisscard),

a joint

venture

in Switzerland

between UBS

AG and

American
Express, subject to certain

closing conditions. Also in

October 2024, UBS AG

entered into an agreement

with Swisscard
to transition the Credit

Suisse-branded card portfolios

to UBS AG. In January

2025, UBS AG completed the

purchase of
the

card

portfolios,

with

the

actual

client

migration

expected

to

take

place

over

the

following

quarters.

The

two
transactions will

result

in similar

profit and

loss effects

over the

course of

2025 and,

therefore,

on a

net basis

are

not
expected to have a material

impact for UBS AG. In

the fourth quarter of 2024, UBS

AG recorded an expense of USD
41
m
in connection with the termination of the Swisscard

joint venture.
Changes in organization
Legal structure integration
On 31

May

2024, the

merger

of UBS

AG

and

Credit

Suisse

AG was

completed.

UBS

AG

succeeded

to all

rights

and
obligations of Credit Suisse AG, including all outstanding

Credit Suisse AG debt instruments.
›
Refer to Note 2 for more information about the

merger of UBS AG and Credit Suisse AG
On 7 June 2024, the transition to a single US intermediate

holding company was completed.
On 1 July 2024, the merger of UBS Switzerland AG and Credit Suisse (Schweiz) AG was completed. UBS Switzerland AG succeeded to all rights and obligations of Credit Suisse

(Schweiz) AG.
Note
30

Related parties

Related parties of UBS AG are:
–
entities

within

UBS Group,

i.e.

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
a) Remuneration of key management personnel
The

Vice Chairman

of the

BoD

has a

specific

management

employment

contract

and receives

pension

benefits

upon
retirement.

Total

remuneration

of the

Chairman and

the

Vice Chairman

of the

BoD

and all

EB and

GEB

members

(as
defined above) is included in the table below.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

247
Note 30

Related parties (continued)

Remuneration of key management

personnel
USD m, except where indicated 31.12.24 31.12.23 31.12.22
Base salaries and other cash payments
1
33
35
26
Incentive awards – cash
2
30
24
16
Annual incentive award under DCCP
39
36
23
Employer’s contributions to retirement benefit plans
3
3
2
Benefits in kind, fringe benefits (at market value)
2
1
1
Share-based compensation
3
65
63
42
Total
172
162
110
Total (CHF m)
4
151
147
106
1 For 2023 and 2022, may include role-based allowances

in line with market practice and regulatory requirements.

For 2024, role-based allowances for

EB/GEB members were eliminated.

2 The cash portion may
also include blocked shares in line

with regulatory requirements.

3 Compensation expense is based

on the share price on

grant date taking into account performance

conditions. Refer to Note 27 for

more information.
For EB/GEB members,

share-based compensation for

2024, 2023 and 2022

was entirely composed

of LTIP

awards. For

the Chairman and the

Vice-Chairman of the

BoD, the share-based

compensation for 2024,
2023 and 2022 was entirely composed of

UBS shares.

4 Swiss franc amounts disclosed represent the respective US

dollar amounts translated at the applicable performance

award currency exchange rates (2024:
USD / CHF
0.88
; 2023: USD / CHF
0.91
; 2022: USD / CHF
0.96
).
The

independent

members

of

the

BoD,

including

the

Chairman,

do

not

have

employment

or

service

contracts

with
UBS AG, and thus are not

entitled to benefits upon termination

of their service on

the BoD. Payments to

these individuals
for

their

services

as

independent

members

of

the

BoD

amounted

to

USD
13.1
m

(CHF
11.5
m)

in

2024,

USD
11.7
m
(CHF
10.6
m) in 2023 and USD
11.1
m (CHF
10.7
m) in 2022.
b) Equity holdings of key management personnel

Equity holdings of key management personnel
1
31.12.24 31.12.23
Number of UBS Group AG shares held by members of the

BoD, EB and parties closely linked to them
2
5,593,474
5,121,564
1 No options were held in 2024

and 2023 by non-independent members

of the BoD or any EB member

or any of their related parties.

2 Excludes shares granted under variable

compensation plans with forfeiture
provisions.
Of the share totals above, no shares were held by close family members of key management personnel on 31 December
2024 and 31 December 2023.

No shares were held

by entities that

are directly or indirectly controlled or

jointly controlled
by

key

management

personnel

or

their

close

family

members

on

31 December

2024

and

31 December

2023.

As

of
31 December

2024,

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

Loans, advances and mortgages to key management

personnel
1
USD m, except where indicated 2024 2023
Balance at the beginning of the year
55
28
Balance at the end of the year
2
51
55
Balance at the end of the year (CHF m)
2
46
46
1 All loans are secured loans.

2 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the relevant year-end closing exchange rate.

In

addition,

there

were

outstanding

deposit

balances

with

key

management

personnel

that

amounted

to

USD
139
m
(CHF
126
m) as of 31 December 2024 and USD
21
m (CHF
18
m) as of 31 December 2023.
d) Other related-party transactions with entities controlled by key management personnel
In 2024 and 2023, UBS AG did not

enter into transactions with entities over

whom key management personnel or

their
close

family

members

have

solely

or

jointly

a

direct

or

indirect

significant

influence

and

as

of

31 December

2024,
31 December

2023

and

31 December

2022

there

were

no

outstanding

balances

related

to

such

transactions.
Furthermore, in 2024 and 2023, such entities did not sell any goods or provide any services to UBS AG and therefore did
not receive any fees from UBS AG. UBS AG also did not provide services to such entities in 2024 and

2023 and therefore
also received no fees.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

248
Note 30

Related parties (continued)
e) Transactions with associates and joint ventures

Loans to and outstanding receivables from associates

and joint ventures
USD m 2024 2023
Carrying amount at the beginning of the year
183
217
Additions¹
955
664
Reductions
(440)
(716)
Foreign currency translation
(34)
18
Carrying amount at the end of the year

663
183
of which: unsecured loans and receivables
656
174
1 Additions in 2024 include balances of USD
89
m recognized upon the merger of UBS AG and CS AG.

Other transactions with associates and

joint ventures
As of or for the year ended
USD m 31.12.24 31.12.23
Payments to associates and joint ventures for goods and services received
200
155
Fees received for services provided to associates and joint ventures
27
10
Liabilities to associates and joint ventures
312
103
In addition to the items in the table above, transactions with associates and joint ventures also include off-balance sheet
exposures of USD
1.1
bn, which are provided on an arm’s length basis.
›
Refer to Note 28 for an overview of investments

in associates and joint ventures
f) Receivables and payables from / to UBS Group AG

and other subsidiaries of UBS Group AG

USD m 31.12.24 31.12.23
Receivables
Amounts due from banks
0
14,752
1
Cash collateral receivables on derivative instruments
0
312
Loans and advances to customers
2,826
4,889
Other financial assets measured at amortized cost
423
232
Financial assets at fair value held for trading
123
325
Derivative financial instruments
885
3,031
Payables
Amounts due to banks
0
364
Cash collateral payables on derivative instruments
876
1,447
Customer deposits
3,699
3,069
Funding from UBS Group AG measured at amortized cost
107,918
67,282
Other financial liabilities measured at amortized cost
3,930
2,574
Derivative financial instruments
42
2,032
Other financial liabilities designated at fair value
2
5,342
2,995
1 Reflects funding provided to Credit Suisse.

2 Mainly represents funding recognized from UBS Group AG that is designated at fair value.

Refer to Note 19b for more information.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

249

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
Investment Bank

to another

business division,

this may

produce net

new money

even though

the client’s

assets

were
already with UBS AG.

Invested assets and net new money
As of or for the year ended
USD bn 31.12.24 31.12.23
Fund assets managed by UBS
639
429
Discretionary assets
2,213
1,674
Other invested assets
3,235
2,402
Total invested assets
1
6,087
4,505
of which: double counts
503
411
Net new money
1,2
81
112
1 Includes the share of net new money and invested assets relating to associates in the Asset Management business division.

2 Includes double counts.

Development of invested assets
USD bn 31.12.24 31.12.23
Total invested assets at the beginning of the year
1,2
4,505
3,981
Net new money
81
112
Market movements
3
497
379
Foreign currency translation
(126)
69
Invested assets recognized upon the merger of

Credit Suisse AG with UBS AG
4
1,153
Other effects
(23)
(37)
of which: acquisitions / (divestments)
(4)
(25)
Total invested assets at the end of the year
1,2
6,087
4,505
1 Includes the share of net new money and invested assets relating to associates in the Asset Management business division.

2 Includes double counts.

3 Includes interest and dividend income.

4 Invested assets
recognized upon the merger of UBS AG and Credit Suisse AG were measured and reported as of 31 May

2024, the merger effective date, in alignment with UBS AG’s

accounting policies.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

250

Note 32

Currency translation rates

The

following

table

shows

the

rates

of

the

main

currencies

used

to

translate

the

financial

information

of

UBS

AG’s
operations with a functional currency other than the

US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the year ended
31.12.24 31.12.23 31.12.24 31.12.23 31.12.22
1 CHF
1.10
1.19
1.13
1.11
1.05
1 EUR
1.04
1.10
1.08
1.08
1.05
1 GBP
1.25
1.28
1.28
1.25
1.23
100 JPY
0.63
0.71
0.66
0.71
0.76
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
in

line with

IFRS

Accounting

Standards.

However,

non-trading

debt

instruments

are

generally

measured

at

amortized
cost, even

when the

assets are

managed on

a fair

value basis.

In addition,

the measurement

of financial

assets in

the
form of securities

depends on

the nature

of the asset:

debt instruments

not held to

maturity,

i.e. instruments

available
for sale, and equity instruments with no permanent

holding intent, are classified as
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
Under Swiss

GAAP, the

fair value

option can

only be

applied to

structured debt

instruments consisting

of a

debt host
contract and

one or

more embedded

derivatives that

do not

relate to

own equity.

Furthermore, unrealized

changes in
fair value

attributable to

changes in

UBS’s own

credit are

not recognized,

whereas realized

own credit

is recognized

in
Net trading income
.

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

251
Note 33

Main differences between IFRS Accounting Standards

and Swiss GAAP (continued)
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
6. Goodwill and intangible assets
Under IFRS Accounting Standards,

goodwill acquired in a

business combination is not amortized

but tested annually for
impairment. Intangible

assets with

an indefinite

useful life

are

also not

amortized but

tested annually

for impairment.
Under Swiss GAAP,

goodwill and intangible assets with indefinite useful lives are amortized over a period not exceeding
five years
, unless a longer

useful life, which may not

exceed
ten years
, can be justified.

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

Swiss GAAP. Also, the discount rate
used to determine the defined

benefit obligation in accordance with

IFRS Accounting Standards is based

on the yield of
high-quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP (i.e. the technical

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

(on an FER 26 basis).

Annual Report 2024
| Consolidated financial statements | UBS

AG consolidated financial statements

252
Note 33

Main differences between IFRS Accounting Standards

and Swiss GAAP (continued)
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

Note 34

Supplemental guarantor information
In 2015, the Personal & Corporate Banking

and Wealth Management businesses booked in Switzerland were transferred from

UBS AG

to UBS

Switzerland

AG through

an asset

transfer

in accordance

with the

Swiss Merger

Act. Under

the
terms of the asset transfer agreement,

UBS Switzerland AG assumed joint liability for

contractual obligations of UBS AG
existing on

the asset

transfer date, including

the full and

unconditional guarantee of

certain SEC-registered debt securities
issued by UBS AG. The joint

liability of UBS Switzerland AG for

contractual obligations of UBS AG

decreased in 2024 by
USD
0.7
bn to

USD
2.6
bn as

of 31 December

2024. The

decrease

substantially relates

to a

combination of

contractual
maturities, fair value movements and foreign currency

effects.
UBS AG,

together with

UBS Group

AG, has

fully and

unconditionally guaranteed

the outstanding

SEC-registered

debt
securities of Credit

Suisse (USA)

LLC, which

as of 31

December 2024

consisted of

a single outstanding

issuance with

a
balance of USD
742
m maturing in July 2032. Credit Suisse (USA) LLC is an indirect, wholly owned subsidiary of UBS AG.
UBS AG assumed Credit Suisse AG’s obligations under the guarantee as of 31 May 2024 (i.e. the date of the merger). In accordance with

the guarantee, if

Credit Suisse

(USA) LLC

fails to

make a timely

payment under

the agreements governing
such debt

securities, the

holders of

the debt

securities may

demand payment

from either

UBS Group

AG or

UBS AG,
without first p
roceeding against Credit Suisse (USA) LLC.
▲

Annual Report 2024
| Consolidated financial statements | Comparison

between UBS AG consolidated and UBS

Group AG consolidated

253
Comparison between UBS AG consolidated and

UBS Group AG consolidated
The

table

below

provides

a

comparison

of

selected

financial

and

capital

information

of

UBS AG

consolidated

and

of
UBS Group AG consolidated.

UBS AG

and

UBS Group

AG

both

prepare

consolidated

financial

statements

in

accordance

with

IFRS

Accounting
Standards.

UBS Group

AG

has

applied

acquisition

accounting

as

defined

by

IFRS 3,
Business

Combinations
,

to

the
acquisition of the

Credit Suisse Group.

The merger of

UBS AG and Credit

Suisse AG on 31 May 2024

has been accounted
for as a business combination under

common control,

as defined in IFRS 3, using

the historic carrying values of the assets
and liabilities

of Credit

Suisse AG as

at the

date of

the transaction

(31 May 2024),

determined under

IFRS Accounting
Standards. Therefore,

differences exist

between the

accounting treatments

applied at

the UBS Group

AG and

UBS AG
consolidated levels. There are also certain scope and presentation differences,

as noted below.
›
Refer to Note 2 for more information about the accounting

for the merger of UBS AG and Credit Suisse AG
Assets, liabilities,

revenues, operating

expenses and

tax expenses

/ (benefits)

relating to

UBS Group AG and

its directly
held

subsidiaries,

including

UBS

Business

Solutions AG,

are

reflected

in

the

consolidated

financial

statements

of

UBS
Group AG but

not

in

those

of

UBS AG.

UBS AG’s

assets,

liabilities,

revenues

and

operating

expenses

related

to
transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are

not subject to

elimination in the

UBS AG consolidated financial

statements, but are

eliminated
in the UBS Group AG consolidated financial statements.
In 2024, UBS AG consolidated

recognized a net

profit of USD 1,533m,

while UBS Group AG

consolidated recognized

a
net profit of USD 5,146m. The

USD 3,613m difference was

mainly due to certain purchase

price allocation (PPA)

effects
recognized at the

UBS Group AG

level upon the

acquisition of

the Credit

Suisse Group.

These resulted

in net accretion
income at the UBS Group AG level, net of tax effects, whereas UBS AG has not applied acquisition accounting and does
not

have

the

PPA

effects

or

the

corresponding

net

income.

UBS

Group

AG

also

has

lower

expenses

for

litigation,
regulatory and similar

matters than UBS

AG as a result

of the PPA effects

recognized at the

UBS Group AG

level. Other
differences in net profit mainly arise as Credit Suisse AG was merged into UBS AG on 31

May 2024, whereas UBS Group
AG included

the results

of the

former Credit

Suisse

AG for

the full

year, and

as UBS

Business Solutions

AG and

other
shared services subsidiaries

of UBS Group AG

charge other legal

entities within the

UBS AG consolidation scope

a markup
on costs incurred for services provided.

The

equity

of

UBS Group

AG

consolidated

was

USD 9.1bn

lower

than

the

equity

of

UBS AG

consolidated

as

of
31 December 2024. This difference was

mainly driven by PPA

effects of USD 5.1bn recognized at

the UBS Group AG level
upon the acquisition of the Credit Suisse Group that did not impact UBS AG consolidated,

primarily related to loans and
loan commitments measured at amortized cost and contingent liabilities recognized under IFRS 3 for litigation, as well as
consolidation scope differences of USD 3.9bn.
The

going

concern

capital

of

UBS Group

AG

consolidated

was

USD 1.9bn

lower

than

the

going

concern

capital

of
UBS AG

consolidated

as

of

31 December

2024, reflecting

the

common

equity

tier 1

(CET1)

capital

of

UBS Group

AG
being

lower

by

USD 2.4bn,

partly

offset

by

its

going

concern

loss-absorbing

additional

tier 1

(AT1)

capital

being
USD 0.5bn higher.

The USD 2.4bn lower CET1 capital of UBS Group AG

consolidated was primarily due to UBS Group AG consolidated IFRS equity being USD 9.1bn lower,

compensation-related regulatory capital accruals at the

UBS Group AG level of

USD 2.8bn
and

a

USD 0.8bn

effect

from

eligible

deferred

tax

assets

on

temporary

differences,

partly

offset

by

a

USD 10.2bn
difference in dividend accruals between UBS Group AG and

UBS AG.

Annual Report 2024
| Consolidated financial statements | Comparison

between UBS AG consolidated and UBS

Group AG consolidated

254
Comparison between UBS AG consolidated and UBS Group AG consolidated
As of or for the year ended 31.12.24
USD m, except where indicated
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Income statement
Total revenues

42,323

48,611

(6,288)
Credit loss expense / (release)

544

551

(7)
Operating expenses

39,346

41,239

(1,893)
Operating profit / (loss) before tax

2,433

6,821

(4,388)
Net profit / (loss)

1,533

5,146

(3,613)
Balance sheet
Total assets

1,568,060

1,565,028

3,033
Total liabilities

1,473,394

1,479,454

(6,060)
Total equity

94,666

85,574

9,092
Capital information
Common equity tier 1 capital

73,792

71,367

2,425
Going concern capital

89,623

87,739

1,884
Risk-weighted assets

495,110

498,538

(3,429)
Common equity tier 1 capital ratio (%)

14.9

14.3

0.6
Going concern capital ratio (%)

18.1

17.6

0.5
Total loss-absorbing capacity ratio (%)

36.7

37.2

(0.5)
Leverage ratio denominator

1,523,277

1,519,477

3,799
Common equity tier 1 leverage ratio (%)

4.8

4.7

0.1
Liquidity coverage ratio (%)
1

186.1

188.4

(2.3)
Net stable funding ratio (%)

124.1

125.5

(1.4)
1 The disclosed ratios represent averages for the fourth quarter of each year presented, which were calculated based on an average of 64 data points in the fourth quarter of 2024. Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.

Annual Report 2024 |
Additional regulatory information

Additional regulatory
information

256
UBS AG consolidated supplemental disclosures
required under SEC regulations
256
A – Introduction
256
B – Selected financial data
256
Dividends received from investments in subsidiaries and
associates
257
Balance sheet data
257
C – Information about the company
257
Property, plant and equipment
258
D – Information required by Subpart 1400 of
Regulation S-K
258
Selected statistical information
258
Average balances and interest rates
260
Analysis of changes in interest income and expense
262
Deposits
262
Uninsured deposits
263
Investments in debt instruments
263
Loan portfolio

Allowance for credit loss
es

Annual Report 2024 |
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

with IFRS
Accounting

Standards

as

issued

by

the

International

Accounting

Standards

Board

(the

IASB)

and

are

denominated

in
US dollars.

The

merger

of

UBS

AG

and

Credit

Suisse

AG

was

completed

on

31 May

2024.

UBS

AG

succeeded

to

all

rights

and
obligations of Credit

Suisse AG, including

all outstanding Credit

Suisse AG debt

instruments. The merger

effected with
no consideration payable by UBS AG constitutes a business combination under common control accounted for based on the

accounting

policies

set

out

in

“Note

1

Summary

of

material

accounting

policies”

in

the

“Consolidated

financial
statements” section of this report.
›
Refer to “Note 2 Accounting for the merger of

UBS AG and Credit Suisse AG” in the “Consolidated

financial statements” section of
this report for more information about the accounting for

the merger of UBS AG and Credit Suisse AG
B – Selected financial data
Dividends received from investments in subsidiaries and associates
In 2024, UBS

AG received

dividends of USD 6,275m

(2023: USD 5,430m; 2022:

USD 6,465m) from

its subsidiaries and
associates. This

includes dividends

received

from

its Credit

Suisse subsidiaries

since

the merger

of UBS

AG and

Credit
Suisse

AG in

2024. Dividends

disclosed

have

been

translated

to US

dollars from

the

functional currency

of the

entity
paying the dividend, using the closing exchange rate

of the month the dividend was received.

Annual Report 2024 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

257
Balance sheet data
USD m 31.12.24 31.12.23 31.12.22
Assets
Cash and balances at central banks

223,329

171,806

169,445
Amounts due from banks

18,111

28,206

14,671
Receivables from securities financing transactions at amortized cost

118,302

74,128

67,814
Cash collateral receivables on derivative instruments

43,959

32,300

35,033
Loans and advances to customers

587,347

405,633

390,027
Other financial assets measured at amortized cost 59,279 54,334 53,389
Total financial assets measured at amortized cost

1,050,326

766,407

730,379
Financial assets at fair value held for trading

159,223

135,098

108,034
of which: assets pledged as collateral that may be sold or repledged by counterparties
38,532

44,524

36,742
Derivative financial instruments

186,435

131,728

150,109
Brokerage receivables

25,858

20,883

17,576
Financial assets at fair value not held for trading

95,203

63,754

59,408
Total financial assets measured at fair value through profit or loss

466,719

351,463

335,127
Financial assets measured at fair value through other comprehensive income

2,195

2,233

2,239
Investments in associates

2,306

983

1,101
Property, equipment and software

12,091

11,044

11,316
Goodwill and intangible assets

6,661

6,265

6,267
Deferred tax assets

10,481

9,244

9,354
Other non-financial assets

17,282

8,377

9,652
Total assets

1,568,060

1,156,016

1,105,436
Liabilities
Amounts due to banks

23,347

16,720

11,596
Payables from securities financing transactions at amortized cost

14,824

5,782

4,202
Cash collateral payables on derivative instruments

36,366

34,886

36,436
Customer deposits 749,476 555,673 527,171
Funding from UBS Group AG measured at amortized cost

107,918

67,282

56,147
Debt issued measured at amortized cost

101,104

69,784

59,499
Other financial liabilities measured at amortized cost 21,762 12,713 10,391
Total financial liabilities measured at amortized cost

1,054,796

762,840

705,442
Financial liabilities at fair value held for trading

35,247

31,712

29,515
Derivative financial instruments

180,678

140,707

154,906
Brokerage payables designated at fair value

49,023

42,275

45,085
Debt issued designated at fair value

102,567

86,341

71,842
Other financial liabilities designated at fair value

34,041

27,366

32,033
Total financial liabilities measured at fair value through profit or loss

401,555

328,401

333,382
Provisions

5,131

2,524

3,183
Other non-financial liabilities

11,911

6,682

6,489
Total liabilities

1,473,394

1,100,448

1,048,496
Equity attributable to shareholders

94,003

55,234

56,598
Equity attributable to non-controlling interests

662

335

342
Total equity

94,666

55,569

56,940
Total liabilities and equity

1,568,060

1,156,016

1,105,436
C – Information about the company
Property, plant and equipment
As

of

31

December

2024,

UBS

AG

operated

in

about

725

business

and

banking

locations

worldwide,

of

which
approximately

40% were

in Switzerland,

44%

in the

Americas, 8%

in the

rest

of Europe,

the Middle

East and

Africa,
and 8% in Asia Pacific.

Of the business and banking locations in

Switzerland, 25% were owned directly by UBS AG, with
the

remainder,

along

with

most

of UBS

AG’s

offices

outside

Switzerland,

being

held

under

commercial

leases.

These
premises are

subject to

continuous maintenance

and upgrading

and are

considered

suitable and

adequate for

current
and anticipated operations.

Annual Report 2024 |
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

December 2024, 31 December
2023 and

31 December 2022

are calculated from

monthly data.

From 31

May 2024

to 31

December 2024,

the calculation
includes the effect of the

merger of UBS AG with Credit Suisse

AG. Unless otherwise indicated, the

distinction between
domestic (Swiss) and foreign (non-Swiss) is generally

based on the booking location.
Average balances and interest rates
The tables below set forth average interest-earning assets and average interest-bearing liabilities, along with the average yield, for

2024, 2023

and 2022.

Refer to

“Note 4

Net interest income and other net income from financial instruments measured at fair value through profit or loss” in the “Consolidated financial statements”

section of this

report for

more
information about interest income and interest

expense.
For the year ended 31.12.24 31.12.23 31.12.22
USD m, except where indicated
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Assets
Balances at central banks
Domestic

112,314

1,335

1.2

84,775

1,267

1.5

99,777

92

0.1
Foreign

91,617

3,944

4.3

70,892

2,946

4.2

88,267

595

0.7
Amounts due from banks
Domestic

7,404

342

4.6

7,370

323

4.4

2,966

50

1.7
Foreign

13,468

365

2.7

10,937

48

0.4

12,205

8

0.1
Receivables from securities financing transactions measured
at amortized cost 1
Domestic

7,442

194

2.6

3,592

167

4.6

6,431

30

0.5
Foreign

93,766

3,316

3.5

75,553

3,016

4.0

70,942

1,105

1.6
Loans and advances to customers
Domestic

368,968

9,544

2.6

243,241

5,868

2.4

225,540

3,212

1.4
Foreign

159,047

8,294

5.2

150,165

7,472

5.0

160,496

4,824

3.0
Financial assets at fair value
1,2
Domestic

18,221

548

3.0

6,970

199

2.9

5,922

50

0.8
Foreign

219,007

8,986

4.1

172,570

6,782

3.9

151,672

2,113

1.4
Other interest-earning assets
Domestic

12,444

321

2.6

8,840

181

2.1

8,226

125

1.5
Foreign

76,685

2,646

3.5

71,488

2,171

3.0

63,108

858

1.4
Total interest-earning assets
3

1,180,383

39,837

3.4

906,393

30,440

3.4

895,553

13,064

1.5
Net interest income on swaps

4,874

2,253

1,812
Interest income on off-balance sheet securities and other

696

747

677
Interest income and average interest-earning assets

1,180,383

45,407
4

3.8

906,393

33,440
4

3.7

895,553

15,553
4

1.7
Non-interest-earning assets
5

330,706

282,137

297,691
Total average assets

1,511,089

1,188,531

1,193,244
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

“Note 4

Net interest

income and

other net

income from

financial instruments

measured at

fair value

through profit

or loss”

in the
“Consolidated financial statements” section of this report for more information.

5 Mainly includes derivative financial instruments, equity instruments at fair value held for trading and financial assets for unit-linked investment contracts.

Annual Report 2024 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

259
Average balances and interest rates (continued)
For the year ended 31.12.24 31.12.23 31.12.22
USD m, except where indicated
Average
balance
Interest
expense
Average

interest

rate (%)
Average
balance
Interest
expense
Average

interest

rate (%)
Average
balance
Interest
expense
Average

interest

rate (%)
Liabilities and equity
Amounts due to banks
Domestic

17,240

292

1.7

9,890

158

1.6

10,733

3

0.0
Foreign

6,419

136

2.1

5,026

174

3.5

3,255

44

1.3
Payables from securities financing transactions measured at
amortized cost
1
Domestic

8,773

417

4.8

3,225

163

5.0

3,357

40

1.2
Foreign

15,566

899

5.8

16,552

853

5.2

13,351

289

2.2
Customer deposits
Domestic

366,616

3,347

0.9

276,288

1,663

0.6

275,270

(61)

0.0
of which: demand deposits

149,115

800

0.5

119,796

500

0.4

149,357

(141)

(0.1)
of which: savings and sweep deposits

139,577

426

0.3

122,954

243

0.2

119,685

6

0.0
of which: time deposits

77,924

2,121

2.7

33,538

920

2.7

6,227

74

1.2
Foreign

308,396

11,764

3.8

243,413

7,722

3.2

246,072

1,820

0.7
of which: demand deposits

39,556

697

1.8

38,043

626

1.6

66,987

120

0.2
of which: savings and sweep deposits

68,039

1,867

2.7

75,671

2,176

2.9

111,130

578

0.5
of which: time deposits

200,801

9,200

4.6

129,698

4,920

3.8

67,956

1,121

1.7
Funding from UBS Group AG
Domestic

69,069

3,107

4.5

61,922

2,416

3.9

56,884

1,875

3.3
Foreign

25,330

897

3.5

0

0

0.0

0

0

0.0
Commercial paper
Domestic

0

0

0.0

1

0

0.0

1

0

0.0
Foreign

18,255

985

5.4

20,858

1,097

5.3

20,452

256

1.3
Other short-term debt issued measured at amortized cost
Domestic

297

2

0.7

322

4

1.3

366

4

1.2
Foreign

15,421

759

4.9

12,023

610

5.1

11,927

124

1.0
Long-term debt issued measured at amortized cost
Domestic

28,090

571

2.0

11,830

211

1.8

11,538

184

1.6
Foreign

30,591

1,066

3.5

17,177

492

2.9

22,929

439

1.9
Financial liabilities at fair value (excluding debt issued
designated at fair value)
1,2
Domestic

704

5

0.7

374

11

3.0

289

11

3.7
Foreign

166,684

6,510

3.9

154,909

5,578

3.6

141,526

1,476

1.0
Debt issued designated at fair value
Domestic

5,879

123

2.1

7,304

209

2.9

7,400

43

0.6
Foreign

91,212

4,374

4.8

72,610

3,451

4.8

63,470

1,283

2.0
Other interest-bearing liabilities
Domestic

2,733

90

3.3

2,174

62

2.8

2,872

14

0.5
Foreign

34,833

1,462

4.2

33,639

1,229

3.7

38,838

429

1.1
Total interest-bearing liabilities

1,212,108

36,806

3.0

949,537

26,104

2.7

930,531

8,273

0.9
Swap interest on hedged debt instruments and other
swaps

3,292

2,061

40
Interest expense on off-balance sheet securities and other

631

710

723
Interest expense and average interest-bearing liabilities

1,212,108

40,729
3

3.4

949,537

28,874
3

3.0

930,531

9,035
3

1.0
Non-interest-bearing liabilities
4

219,018

183,979

206,337
Total liabilities

1,431,125

1,133,517

1,136,868
Total equity

79,964

55,014

56,376
Total average liabilities and equity

1,511,089

1,188,531

1,193,244
Net interest income

4,678

4,566

6,517
Net yield on interest-earning assets

0.4

0.5

0.7
1 Repurchase agreements are presented on a gross

basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS Accounting Standards.

2 Includes financial liabilities
at fair value held for trading, other financial liabilities

designated at fair value and brokerage payables designated at fair value.

3 For the purpose of this disclosure, negative interest expense on liabilities is presented
as a reduction to interest expense, while in the consolidated income statement negative interest income on liabilities is presented as interest income. Refer to “Note 4 Net interest income and other net income from
financial instruments measured at fair value through

profit or loss” in the “Consolidated financial statements” section of this report for more information.

4 Mainly includes derivative financial instruments,

equity
instruments at fair value held for trading and financial liabilities related to unit-linked investment contracts.
The percentage of total average interest-earning assets attributable to foreign activities was 55% for 2024 (2023: 61%;
2022: 61%).

The

percentage

of total

average

interest-bearing

liabilities

attributable

to foreign

activities

was

59% for
2024 (2023: 61%;

2022: 60%). All

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

Annual Report 2024 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

260
Analysis of changes in interest income and expense
The tables below

provide information,

by categories of

interest-earning assets and

interest-bearing liabilities,

about the
changes in

interest income

and expense

due to

changes in

volume and

interest rates

for the

year ended

31 December
2024 compared with the year ended 31 December 2023, and for the year ended 31 December 2023 compared with the year

ended 31 December

2022. The

change in

average volume

represents

the change

in the

current

average balance
compared with the average balance from the prior year with respect to the average rate of the prior year.

The change in
average rate represents the

difference between the net

change in interest

income and expense

and the change

in average
volume.

2024 compared with 2023 2023 compared with 2022
Increase / (decrease)
due to changes in
1
Increase / (decrease)
due to changes in
1
USD m
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest income from interest-earning assets
Balances at central banks
Domestic

412

(344)

68

(14)

1,189

1,175
Foreign

861

137

998

(117)

2,467

2,350
Amounts due from banks
Domestic

1

18

19

75

198

273
Foreign

11

306

317

(1)

42

41
Receivables from securities financing transactions measured at amortized cost
Domestic

179

(152)

27

(13)

149

136
Foreign

727

(427)

300

72

1,839

1,911
Loans and advances to customers
Domestic

3,033

644

3,677

252

2,403

2,655
Foreign

442

380

822

(311)

2,959

2,648
Financial assets at fair value
Domestic

321

29

350

9

140

149
Foreign

1,825

379

2,204

291

4,378

4,669
Other interest-earning assets
Domestic

74

66

140

9

47

56
Foreign

158

317

475

114

1,199

1,313
Interest income
Domestic

4,020

261

4,281

318

4,126

4,444
Foreign

4,024

1,092

5,116

48

12,884

12,932
Total interest income from interest-earning assets

8,044

1,353

9,397

366

17,010

17,376
Net interest income on swaps

2,621

441
Interest income on off-balance sheet securities and other

(51)

70
Total interest income

11,967

17,887
1 Currency effect is included within the variances disclosed in this table.

Annual Report 2024 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

261
Analysis of changes in interest income and expense

(continued)
2024 compared with 2023 2023 compared with 2022
Increase / (decrease)
due to changes in
1
Increase / (decrease)
due to changes in
1
USD m
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest expense on interest-bearing liabilities
Amounts due to banks
Domestic

117

18

135

0

155

155
Foreign

48

(86)

(38)

24

106

130
Payables from securities financing transactions measured at amortized cost
Domestic

280

(26)

254

(2)

124

122
Foreign

(51)

97

46

69

495

564
Customer deposits

Domestic

1,372

312

1,684

351

1,373

1,724
of which: demand deposits

122

178

300

28

613

641
of which: savings and sweep deposits

33

150

183

0

237

237
of which: time deposits

1,217

(16)

1,201

323

523

846
Foreign

2,502

1,540

4,042

(20)

5,923

5,903
of which: demand deposits

25

45

70

(52)

558

506
of which: savings and sweep deposits

(220)

(89)

(309)

(184)

1,782

1,598
of which: time deposits

2,697

1,584

4,281

1,019

2,779

3,798
Funding from UBS Group AG

Domestic

279

412

691

166

375

541
Foreign

897

0

897

0

0

0
Commercial paper
Domestic

0

0

0

0

0

0
Foreign

(137)

25

(112)

5

836

841
Other short-term debt issued measured at amortized cost
Domestic

0

(2)

(2)

(1)

1

0
Foreign

172

(23)

149

1

485

486
Long-term debt issued measured at amortized cost
Domestic

291

69

360

5

22

27
Foreign

384

190

574

(110)

163

53
Financial liabilities at fair value (excluding debt issued designated at fair value)
Domestic

10

(16)

(6)

3

(2)

1
Foreign

424

508

932

140

3,962

4,102
Debt issued designated at fair value
Domestic

(41)

(45)

(86)

(1)

167

166
Foreign

884

39

923

185

1,983

2,168
Other interest-bearing liabilities
Domestic

16

12

28

(3)

51

48
Foreign

44

189

233

(57)

858

801
Interest expense
Domestic

2,324

733

3,057

518

2,265

2,783
Foreign

5,167

2,479

7,645

237

14,811

15,048
Total interest expense on interest-bearing liabilities

7,491

3,212

10,702

755

17,076

17,831
Swap interest on hedged debt instruments and other swaps

1,231

2,021
Interest expense on off-balance sheet securities and other

(79)

(12)
Total interest expense

11,854

19,839
1 Currency effect is included within the variances disclosed in this table.

Annual Report 2024 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

262
Deposits
The table below analyzes average deposits and

average rates on each deposit category for the

years ended 31 December
2024, 31 December 2023 and 31 December 2022.

For the purpose of this

disclosure, foreign deposits represent deposits
from

depositors

who

are

based

outside

of

Switzerland.

Deposits

by

foreign

depositors

in

domestic

offices

were
USD 87,497m as of 31 December 2024 (31 December

2023: USD 60,596m; 31 December 2022: USD 59,897m).
31.12.24 31.12.23 31.12.22
USD m, except where indicated
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Due to banks
Domestic

Demand deposits

1,746

0.0

766

(0.1)

908

(0.3)
Time deposits

2,801

2.2

2,301

2.7

2,793

0.5
Total domestic

4,547

1.4

3,067

2.0

3,700

0.3
Foreign
Demand deposits

9,486

1.0

5,118

1.0

5,774

0.0
Time deposits

9,627

2.8

6,731

3.3

4,513

0.8
Total foreign

19,113

1.9

11,849

2.3

10,288

0.3
Total due to banks
1

23,659

1.8

14,916

2.2

13,988

0.3
Customer deposits
Domestic

Demand deposits

116,440

0.7

88,794

0.6

97,217

(0.1)
Savings and sweep deposits

127,973

0.3

111,750

0.2

109,039

0.0
Time deposits

89,476

3.2

31,742

2.4

9,715

0.4
Total domestic

333,889

1.2

232,285

0.7

215,971

0.0
Foreign
Demand deposits

72,232

0.9

69,046

0.9

119,127

0.1
Savings and sweep deposits

79,644

2.4

86,875

2.5

121,776

0.5
Time deposits

189,249

4.5

131,494

3.9

64,468

1.8
Total foreign

341,125

3.2

287,415

2.7

305,370

0.6
Total customer deposits
1

675,014

2.2

519,701

1.8

521,342

0.3
1 For the

purpose of this

table, the distinction

between foreign and

domestic deposits is

based on the

domicile of the

depositor, while

foreign and domestic

deposits disclosed in

previous tables are

based on the
booking location.
Uninsured deposits
From the

combined total

of Due

to banks

and Customer

deposits as

of 31 December

2024, total

estimated uninsured
deposits were

USD 570bn (31

December

2023: USD 415bn;

31 December

2022: USD

365bn).

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
The table below presents the maturity of

estimated uninsured time deposits as of 31 December 2024. Where a depositor
holds multiple accounts, which in aggregate are

in excess of a deposit insurance or protection

limit, the insured amount
is first allocated to the account with the shortest time to

maturity.
USD m

Uninsured time deposits
1
Within 3 months

228,303
3 to 6 months

29,183
6 to 12 months

19,031
Over 12 months

8,135
Total uninsured time deposits as of 31 December 2024

284,651
1 Amounts are estimated based on the methodologies defined in each local jurisdiction. As of 31 December 2024, there were no US time deposits subject to the FDIC scheme that were in excess of the FDIC insurance
limit.

Annual Report 2024 |
Additional regulatory information | UBS

AG consolidated supplemental disclosures

required under SEC regulations

263
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

redemption features.
Within 1 year 1 to 5 years 5 to 10 years Over 10 years
USD m, except where indicated
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Total carrying
amount
Debt instruments measured at fair value through
other comprehensive income
Corporate and other

2,165

5.26

30

1.54

2,195
Subtotal as of 31 December 2024

2,165

30

2,195
Debt securities measured at amortized cost

Asset-backed securities

200

1.51

1,545

2.81

7,146

3.40

8,891
Government bills / bonds

2,480

2.33

7,353

2.41

2,782

2.81

3,562

3.94

16,177
Corporate and other

2,586

1.85

12,338

2.53

1,591

2.62

16,515
Subtotal as of 31 December 2024

5,067

19,891

5,918

10,708

41,583
Total as of 31 December 2024

7,232

19,921

5,918

10,708

43,779
Loan portfolio
The table below provides the

maturity profile of UBS AG’s

core loan portfolio as of

31 December 2024. The contractual
maturity

is

based

on

carrying

amounts

and

includes

the

effect

of

callable

features.

For

loans

due

after

one

year,

a
breakdown between fixed and adjustable or floating

interest rates is also provided.
USD m 31.12.24
Within 1 year

1 to 5 years 5 to 15 years Over 15 years
Total

of which: over 1 year
Fixed rate
Adjustable or
floating rate
Private clients with mortgages

34,997

135,959

51,436

29,564

251,955

142,712

74,246
Real estate financing

33,824

35,070

14,350

537

83,780

38,250

11,706
Large corporate clients

11,487

12,362

1,730

20

25,599

4,366

9,746
SME clients

12,993

6,293

1,660

55

21,002

5,785

2,224
Lombard

137,579

9,123

1,012

0

147,714

6,780

3,355
Credit cards

1,978

0

0

0

1,978

0

0
Commodity trade finance

4,059

145

0

0

4,204

85

60
Ship / aircraft financing

941

4,860

2,257

0

8,058

141

6,977
Consumer financing

1,040

1,558

217

0

2,814

1,774

1
Other loans and advances to customers

21,367

16,035

2,757

83

40,241

5,169

13,705
Loans to financial advisors

195

504

1,800

223

2,723

2,527

0
Total

260,459

221,909

77,219

30,482

590,069

207,590

122,020
Allowance for credit losses
For the

years ended

31 December

2024, 31

December 2023

and 31

December 2022,

the ratio

of net

charge-offs

(i.e.
write-offs

of

expected

credit

loss

allowances

to

gross

carrying

amount

of

the

average

loans

outstanding)

during

the
period was

not material

for UBS

AG’s core

loan portfolio,

both on

an overall

basis and

on an

individual loan

category
basis.

Total

write-offs

for

31 December

2024

were

USD 380m

(31 December

2023:

USD 77m,

31 December

2022:
USD 95m). Refer to the coverage ratio tables in “Note 10 Financial assets at amortized cost and other positions in scope
of expected credit

loss measurement”

in the “Consolidated

financial statements”

section of this

report for

the ratio of
expected credit loss allowances to total loans

outstanding at each period end.

Annual Report 2024 |
Appendix

Appendix
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

A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information

content

are

presented

in
alphabetical order

in the table

below. These

APMs may

qualify as non-GAAP

measures as

defined by US

Securities and
Exchange Commission (SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost of credit risk (bps)
Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance

of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts

of
Amounts due from banks and Loans and advances

to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes

the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
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
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
invested assets.
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

Annual Report 2024 |
Appendix

APM label
Calculation

Information content
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

UBS for
investment purposes.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
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

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus

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
UBS Group Annual Report 2024

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
UBS Group Annual Report 2024

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

Annual Report 2024 |
Appendix

APM label
Calculation

Information content
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
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as business division operating profit before
tax (annualized for reporting periods shorter than
12 months) divided by average attributed

equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross (%)
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

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
UBS Group Annual Report 2024

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
businesses.

Annual Report 2024 |
Appendix

APM label
Calculation

Information content
Underlying return on attributed equity
1
(%)

Calculated as underlying business division

operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above)

divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

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
1
Profit or loss information for 2024 includes seven months (June to December 2024) of post-merger consolidated data and five months of pre-merger UBS AG data only

(January to May 2024). Profit or loss information
for 2023 includes pre-merger UBS AG data only.
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

Annual Report 2024 |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
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
CRO

Chief Risk Officer
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
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory and Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IA

Internal Audit
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

Annual Report 2024 |
Appendix

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

Annual Report 2024 |
Appendix

Information sources

Reporting publications
Annual publications
UBS AG Annual

Report
: Published in

English,

this report provides

descriptions of: the

UBS AG

(consolidated) performance;
the

strategy

and

performance

of

the

business

divisions

and

Group

functions;

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
information”.

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

UBS

dividend

and

share

repurchase

program

information,

and

for
bondholders, including rating agencies

reports; the corporate calendar;

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

Annual Report 2024 |
Appendix

Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements”,

including but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of

transactions and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives.

While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual

developments and results to

differ materially from UBS’s

expectations. In particular, the global economy

may be negatively affected

by
shifting political circumstances, including

increased tension between world powers,

conflicts in the Middle East,

as well as the continuing Russia–Ukraine

war. In
addition, the

ongoing conflicts

may continue

to cause

significant population

displacement, and

lead to shortages

of vital commodities,

including energy

shortages
and food

insecurity outside

the areas

immediately involved

in armed

conflict. Governmental

responses to

the armed

conflicts, including

successive sets

of sanctions
on Russia and

Belarus, and Russian

and Belarusian entities

and nationals, and

the uncertainty

as to whether

the ongoing conflicts

will further widen

and intensify,
may have significant adverse effects on

the market and macroeconomic conditions,

including in ways that cannot

be anticipated. UBS’s acquisition of the

Credit
Suisse Group has materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026

and presents significant operational and execution

risk, including the risks that UBS may be

unable
to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse
and that the

acquired business may

have greater risks

or liabilities than

expected. Following the failure

of Credit Suisse,

Switzerland is considering significant
changes to its

capital, resolution and regulatory

regime, which, if

proposed and adopted, may

significantly increase our capital

requirements or impose

other
costs on UBS.

These factors create greater uncertainty

about forward-looking statements.

Other factors that may

affect UBS’s performance and

ability to achieve
its plans, outlook

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
Group; (ii) the

degree to

which UBS

is successful

in implementing

changes to

its businesses

to meet

changing market,

regulatory and

other conditions;

(iii) inflation
and interest rate volatility in

major markets; (iv) developments in

the macroeconomic climate and

in the markets in which

UBS operates or to which

it is exposed,
including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions, and changes to national

trade policies on the financial

position or creditworthiness of UBS’s

clients and counterparties, as well

as on client sentiment
and levels of activity;

(v) changes in the availability of

capital and funding, including any

adverse changes in UBS’s

credit spreads and credit

ratings of UBS, as
well as availability and cost of funding to

meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central

bank policies or the
implementation of financial legislation and regulation

in Switzerland, the US,

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

a timely manner
and for the detection and prevention

of money laundering to meet evolving regulatory

requirements and expectations, in particular in

the current geopolitical
turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the

major financial centers adversely affect UBS’s

ability to compete in certain lines of

business; (xi) changes
in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS
may be

exposed, or

possible constraints

or sanctions

that regulatory

authorities might

impose on

UBS, due

to litigation,

contractual claims

and regulatory
investigations, including the

potential for disqualification

from certain businesses,

potentially large fines

or monetary penalties,

or the loss of

licenses or privileges
as

a

result

of

regulatory or

other governmental

sanctions, as

well as

the effect

that litigation,

regulatory and

similar matters

have on

the operational

risk
component of its RWA; (xiii) UBS’s

ability to retain and attract the

employees necessary to generate

revenues and to manage, support

and control its businesses,
which may

be affected

by

competitive factors;

(xiv) changes in

accounting or

tax standards

or policies,

and

determinations or

interpretations affecting

the
recognition of gain or loss, the valuation of goodwill,

the recognition of deferred tax assets and other matters; (xv) UBS’s ability to implement new technologies
and business methods,

including digital services,

artificial intelligence and other

technologies, and ability to

successfully compete with both

existing and new
financial service

providers, some

of which may

not be

regulated to

the same

extent; (xvi) limitations on

the effectiveness of

UBS’s internal processes

for risk
management, risk control,

measurement and modeling,

and of financial

models generally;

(xvii) the occurrence of

operational failures,

such as fraud,

misconduct,
unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the

ability of UBS

Group AG,

UBS AG and

regulated subsidiaries of UBS

AG to make payments

or distributions, including due

to
restrictions on the

ability of its

subsidiaries to make

loans or distributions,

directly or indirectly, or, in the case

of financial difficulties,

due to the

exercise by FINMA
or

the

regulators

of

UBS’s

operations

in

other

countries

of

their

broad

statutory

powers

in

relation

to

protective

measures,

restructuring

and

liquidation
proceedings; (xix) the degree to which changes in

regulation, capital or legal structure, financial results

or other factors may affect UBS’s ability

to maintain its
stated capital return objective; (xx) uncertainty

over the scope of actions that

may be required by UBS, governments

and others for UBS to achieve goals

relating
to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different
governmental standards and regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of UBS to successfully recover from a disaster
or other business continuity problem

due to a

hurricane, flood, earthquake, terrorist attack, war,

conflict, pandemic, security breach, cyberattack, power

loss,
telecommunications failure or

other natural or man-made

event; and (xxiii) the

effect that these or other

factors or unanticipated

events, including media reports
and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are

presented is not

indicative of their

likelihood of occurrence

or the potential

magnitude of their

consequences. UBS’s business and

financial
performance could be affected

by other factors identified

in its past

and future filings

and reports, including

those filed with the

US Securities and

Exchange
Commission (the SEC).

More detailed information

about those factors

is set forth

in documents furnished

by UBS and

filings made by

UBS with the

SEC, including
the UBS Group AG and

UBS AG Annual Reports

on Form 20-F for

the year ended 31 December

2024. UBS is not

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