Form 20-F
period 2025-12-31
UBS AG
filed 2026-03-09
CIK 1114446

Annual Report 2025
1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
20-F
(Mark One)
☐
REGISTRATION STATEMENT
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☑
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2025
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
David Kelly
Uetlibergstrasse 231
8045
Zurich
,
Switzerland
Telephone:
203
719-5427
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Please see page 3.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Please see page 3.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Please see page 3.

Annual Report 2025
2
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2025:
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
7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the
registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-
based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

Annual Report 2025
3
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
SMHB NYSE Arca
ETRACS CMCI Total Return ETN Series B due April 5, 2038 UCIB NYSE Arca
ETRACS 2x Leveraged MSCI US Minimum Volatility Factor TR ETN due February 9, 2051 USML NYSE Arca
ETRACS Gold Shares Covered Call ETN due February 2, 2033 GLDI NASDAQ
ETRACS Silver Shares Covered Call ETN due April 21, 2033 SLVO NASDAQ
ETRACS Crude Oil Shares Covered Call ETN due April 24, 2037 USOI NASDAQ
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Annual Report 2025
4
Cautionary Statement: Refer to the Cautionary Statement Regarding Forward-Looking Statements
section in the Annual
Report 2025 (page 265).
Cross-reference table
Set forth below are the respective items of SEC Form 20-F, and the locations in this document where the corresponding information can be found.
● Annual Report
refers to the Annual Report 2025 of UBS AG annexed hereto, which forms an integral part hereof.
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
(24-35).
Item 4
.
Information on the Company.
A – History and Development
of the Company
Not required under the reduced disclosure format.
B – Business Overview. Annual Report, Our businesses
(6-12).
C – Organizational Structure. Not required under the reduced disclosure format.
D – Property, Plant and
Equipment.
Annual Report, Property, plant and equipment (251).
Information required by SEC
Regulation S-K Part 1400
Annual Report, Information required by Subpart 1400 of Regulation S-K (252-257), Loss history statistics (72-73), and Note 9 to the Financial Statements ( Financial assets at amortized cost and other positions in scope of expected credit loss measurement)
(171-
175).
Item 4A
.
Unresolved Staff
Comments.
None.
Item 5
.
Operating and Financial Review and Prospects.
A – Operating Results. Annual Report, Financial and operating performance
(36-50), Note 1 to the Financial
Statements ( Summary of material accounting policies ) (146-162).
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
C – Board practices. 1: Annual Report, Board of Directors (110-119). The term of office for members of the
Board of Directors and its Chairman expires after completion of the next Annual General
Meeting.
2: Annual Report, Change of control and defense measures
(129), and Note 29 to the
Financial Statements ( Related parties ) (240-242).
3: Annual Report, Audit Committee
(118),
Compensation Committee (118), and Auditors
(129-131).

Annual Report 2025
5
D—Employees.
Not required under the reduced disclosure format, however, UBS AG provides the following:
UBS AG consolidated personnel by business division and Group functions
As of
Full-time equivalents 31.12.25 31.12.24 31.12.23
Personnel (full-time equivalents) 61,899 68,982 47,590
Global Wealth Management 26,879 28,052 22,904
Personal & Corporate Banking 9,585 9,548 4,954
Asset Management 2,785 2,904 2,369
Investment Bank 8,457 8,474 6,966
Non-Core and Legacy 349 1,804 53
Group functions 13,843 18,200 10,344
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
1, 2, 3, 4: Please see Item 18 of this Form 20-F.
5: Not applicable.
6: Annual Report, Our businesses
(6-12),
Financial and operating performance
(36-50)
and Note 2b to the Financial Statements ( Segment reporting by geographic location )
(165).
7: Annual Report, Note 17 to the Financial Statements ( Provisions and contingent liabilities
) (182-188).
For developments during the year, please see also the note Provisions and contingent liabilities
in the Consolidated Financial Statements section in our respective quarterly reports for the first, second and third quarters 2025, filed on Forms 6-K dated May 8,
2025, August 5, 2025 and November 4, 2025, respectively. The disclosures in each such quarterly report speak only as of their respective dates.
8: Annual Report,
Dividend distributions
(109).
B—Significant Changes.
None.
Item 9
.
The Offer and Listing.
A – Offer and Listing Details.
Not applicable.
B—Plan of Distribution. Not applicable.
C—Markets.
Cover page (3). UBS AG shares are not listed.
D—Selling Shareholders. Not applicable.
E—Dilution.
Not applicable.
F—Expenses of the Issue.
Not applicable.
Item 10
.
Additional Information.
A—Share Capital.
Not applicable.
B—Memorandum and Articles
of Association.
1: Supplement (10-13).
2: Supplement (10-13).
3: Annual Report, Share capital structure (108-109), Shareholders' participation rights
(109), and Elections and terms of office
(118). Supplement (10-13).
4: Supplement (10-13).
5: Supplement (10-13).
6: Annual report, Share capital structure (108-109), and Shareholders’ participation rights
(109).
7: Annual Report, Change of control and defense measures
(129).
8: There is no requirement for UBS AG shareholders to disclose ownership, as UBS AG shares are not listed.
9: Supplement (10-13) and Annual Report, Share capital structure (108-109),
Shareholders' participation rights
(109),
Elections and terms of office
(118),
Change of
control and defense measures
(129).
10: Supplement (10-13).

Annual Report 2025
6
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
UBS Americas Inc and Credit Suisse (USA) LLC entered into a merger agreement on 2
February 2026 which became effective on that date. The merger was on a simplified basis and without any consideration given that both companies were, at the time of merger, wholly-owned by the same parent entity. Upon the effectiveness of the merger UBS
Americas Inc succeeded to all the assets and liabilities of Credit Suisse (USA) LLC in accordance with the terms of the merger agreement.
The Asset Transfer Agreement by which certain assets and liabilities of UBS AG were transferred to UBS Switzerland AG is filed as Exhibit 4.1, and is described in Note 34 to the Financial Statements ( Supplemental Guarantor Information ) on page 252 of the
Annual Report.
For detailed information regarding material agreements concluded in connection with litigation, please refer to Exhibits 4.2 and 4.3, the Annual Report, Note 17 to the
Financial Statements ( Provisions and Contingent Liabilities ) (182-188), and to the UBS
AG Annual Report 2024, Note 18 ( Provisions and Contingent Liabilities ) (189-196).
These sections contain information about material agreements executed by the company or its subsidiaries during litigation matters in the 2025 and 2024 financial years, respectively, which fall outside the usual business activities.
D—Exchange Controls.
Other than in relation to economic sanctions, there are no restrictions under the Articles of Association of UBS AG, nor under Swiss law, as presently in force, that limit the right of non-resident or foreign owners to hold UBS’s securities freely. There are currently no
Swiss foreign exchange controls or other Swiss laws restricting the import or export of capital by UBS or its subsidiaries, nor restrictions affecting the remittance of dividends, interest or other payments to non-resident holders of UBS securities. The Swiss federal government may impose sanctions on particular countries, regimes, organizations or persons which may create restrictions on exchange of control. A current list, in German,
French and Italian, of such sanctions can be found at www.seco-admin.ch. UBS may also be subject to sanctions regulations from other jurisdictions where it operates imposing further restrictions.
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
Not applicable
Item 11
.
Quantitative and Qualitative Disclosures About Market Risk.
(a) Quantitative Information
About Market Risk.
Annual Report, Market risk (73-80), Total loss-absorbing capacity (91-94) and Currency
Management (106).
(b) Qualitative Information
About Market Risk.
Annual Report, Market risk (73-80), Total loss-absorbing capacity (91-94) and Currency
Management (106).
(c) Interim Periods.
Not applicable.
Item 12.
Description of Securities Other than Equity Securities.
A – Debt Securities
Not applicable.
B – Warrants and Rights
Not applicable.
C – Other Securities
Not applicable.

Annual Report 2025
7
D – American Depositary Shares
Not applicable.
Item 13
.
Defaults, Dividend
Arrearages and Delinquencies.
There has been no material default in respect of any indebtedness of UBS or any of its significant subsidiaries or any arrearages of dividends or any other material delinquency not cured within 30 days relating to any preferred stock of UBS AG or any of its significant subsidiaries.
Item 14.
Material Modifications
to the Rights of Security Holders
and Use of Proceeds.
None.
Item 15.
Controls and Procedures.
(a) Disclosure Controls and
Procedures
Annual Report, US disclosure requirements (131), and Exhibit 12 to this Form 20- F.
(b) Management’s Annual
Report on Internal Control over
Financial Reporting
Annual Report,
Management’s
report on internal control over financial reporting
(133).
(c) Attestation Report of the
Registered Public Accounting
Firm
Not applicable.
(d) Changes in Internal Control
over Financial Reporting
None.
Item 16A.
Audit Committee
Financial Expert.
Not required under the reduced disclosure format.
Item 16B.
Code of Ethics. Not required under the reduced disclosure format.
Item 16C.
Principal Accountant
Fees and Services.
Annual Report, Auditors
(129-131).
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

Annual Report 2025
8
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
Shareholder votes on equity compensation plans
NYSE standards require shareholder approval for establishing equity compensation plans and material revisions thereto. However, as per Swiss law, the BoD approves compensation plans. Shareholder approval is only mandatory if equity-based compensation plans require an increase in capital. No shareholder approval is required if shares for such plans are purchased in the market.
Independence of board members
NYSE standards require a majority of the members of the board of directors of a listed company to be independent, which includes the requirement not to have been an employee of the company within the last three years. In contrast, FINMA Circular 2017/1
“Corporate Governance – Banks” requires at least one third of the BoD members to be independent, which includes the requirement not to have been employed in any other function within the Group in the two years prior to taking office. Swiss rules also do not require us to publish the criteria for determining the independence of board members on our website.
Independence requirements of committee members
NYSE standards require the Audit Committee and the Compensation Committee to be
composed entirely of independent members. However, under Swiss law and regulations only the majority of the Audit Committee members need to be independent, and there is no independence requirement for the members of the Compensation Committee.
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
. These are filed as
Exhibits 11.1, 11.2 and 11.3 hereto.
Item 16K. Cybersecurity. Annual Report, Operational risks affect our business
(27-28),
Risk management and
control
(53-87),
Board of Directors
(110-119),
Cybersecurity governance
(118), and
Executive Board
(120-128).
Item 17.
Financial Statements. Not applicable.
Item 18.
Financial Statements.
Annual Report, Financial statements (132-248), and Additional regulatory information
(249-257).
Item 19.
Exhibits Supplement (14).

Annual Report 2025
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
UBS has a Group Sanctions Policy that prohibits transactions involving sanctioned countries, including Iran, and sanctioned
individuals and entities. However, UBS Switzerland AG maintains one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals (SDNs) blocked or otherwise restricted under US or Swiss law. In 2025, the gross revenues for this UN-related account were approximately USD 75,383 (CHF 59,773). We do not allocate expenses to specific client accounts in a way that enables us to calculate net profits with respect to any individual account. UBS Switzerland
AG
intends to continue maintaining this account pursuant to the conditions it has established with the Swiss Government
and
consistent with its Group Sanctions Policy.
In connection with former and now-closed trade finance arrangements, UBS Switzerland AG has maintained one existing account relationship with an Iranian bank. This account was established prior to the US designation of this bank and maintained due to the existing trade finance arrangements. In 2007, following the designation of the bank pursuant to sanctions issued by the US, UN and Switzerland, the account was blocked under Swiss law and remained subject to blocking requirements until January 2016. The blocking requirements under the Swiss law were re-introduced in October 2025 following the re-imposition of UN sanctions. Client assets as of 31 December 2025 were CHF 3,097.40. Gross revenues were
USD 16 equivalent (CHF 13).
In addition to the above, UBS Switzerland AG processed a small number of de minimis payments related to the operation of
Iranian diplomatic missions in Switzerland and related to fees for ministerial government functions such as issuing passports and visas.

Annual Report 2025
10
Item 10.
Additional Information.
B—Memorandum and Articles of Association.
Please see the Articles of Association of UBS AG (Exhibit 1.1 to this Form 20-F) and the Organization Regulations of UBS
AG (Exhibit 1.2 to this Form 20-F).
Set forth below is a summary of material provisions of the Articles of Association of UBS AG (the “Articles”), Organization
Regulations of UBS AG (the “Organization Regulations”) and relevant Swiss laws, in particular the Swiss Code of
Obligations, relating to the ordinary shares of UBS AG (the “shares”). This description does not purport to be complete and is qualified in its entirety by references to Swiss law, including Swiss company law, and to the Articles and Organization
Regulations.
The principal legislation under which UBS AG operates, and under which the shares are issued, is the Swiss Code of
Obligations.
The Company
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
Repurchase of Shares
Swiss law limits a corporation’s ability to hold or repurchase its own shares. UBS AG and its subsidiaries may repurchase shares only if and to the extent that (i) UBS AG has freely distributable reserves in the amount of the purchase price and (ii)
the aggregate nominal value of all shares held by UBS AG and its subsidiaries does not exceed 10% of UBS AG nominal share capital (or 20% of UBS AG nominal share capital in specific circumstances). Repurchases for cancellation purposes approved by the shareholders’ meeting are not subject to the 10% threshold for own shares within the meaning of article 659 paragraph 2 of the Swiss Code of Obligations. UBS AG must record repurchased shares in its standalone financial statements prepared in accordance with Swiss law as a negative equity item in an amount equal to the purchase price of each repurchased share.
Furthermore, in UBS AG’s consolidated financial statements, own shares are recorded at cost and reported as treasury shares, resulting in a reduction in total shareholders’ equity. All shares of UBS AG are currently held by UBS Group AG.
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
Independent Auditors
Ernst & Young Ltd
, Aeschengraben 27, 4051
Basel, Switzerland
, PCAOB number
1460
, have been appointed as statutory
auditors and as auditors of the consolidated accounts of UBS AG. The auditors are subject to election each year by the
shareholders at the annual general meeting.

Annual Report 2025
11
Board of Directors
Conflicts of Interests
Swiss law requires directors and members of senior management to inform the Board of Directors (the “BoD”) immediately and comprehensively of any conflicts of interest affecting them. The BoD then has to take the measures required to safeguard the interests of the corporation. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder, a director, a person involved in the corporation's management activities and a member of the advisory board or any person associated therewith, other than at arm’s length, must be repaid to the corporation if they were unduly taken.
In addition, the Organization Regulations provide that the member of the BoD or senior management with a conflict of interest may participate in discussions but shall abstain from voting on the relevant matter. If the chairperson concludes that the conflict situation requires stricter measures, the chairperson may additionally exclude the conflicted member from any discussions on the relevant matter or exclude the conflicted member from any discussions and information on the relevant matter.
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
The Compensation Committee’s responsibilities and authorities include (among other things):
●
to propose the remuneration / fee framework for BoD members for approval by the BoD;
● to approve the total compensation for the Chairman and the non-independent BoD members;
All the members of the BoD and Executive Board of UBS AG are part of the UBS Group AG BoD and Group Executive
Board, respectively, and Compensation Committee membership is the same. For UBS Group AG, the Compensation
Committee’s responsibilities include to propose to the Group BoD, for approval by the general meeting of the shareholders, the maximum aggregate amount of compensation for the BoD and of fixed compensation for the GEB, and the aggregate amount of variable compensation for the GEB. In addition, under Swiss law, the maximum aggregate compensation for the BoD and for the Executive Board of a company with listed shares such as UBS Group AG must be approved by the shareholders.
For the Chairman and Vice Chairman, fees are paid 50% in cash and 50% in UBS Group AG shares, which are blocked for four years. Other members of the UBS Group AG BoD receive at minimum 50% of their fees in UBS Group AG shares, which are blocked for four years, and they may elect to receive up to 100% of their fees in blocked UBS Group AG shares. The number of shares is calculated based on the average closing price of the 10 trading days leading up to and including the grant date.
Retirement of Board Members
There is no age-limit requirement for retirement of the members of the BoD. The term of office for each BoD member is until the next annual general meeting of shareholders, and no BoD member may serve for more than 10 consecutive terms of office.
In exceptional circumstances the BoD can extend this limit.
Shares and Shareholders
Shares
The shares are registered shares (Namenaktien)
with a nominal value of USD 0.10 per share and are issued as uncertificated securities ( einfache Wertrechte ) (in the sense of the Swiss Code of Obligations) and, in the case of shares registered in the
Corporation’s Swiss register, constitute intermediated securities ( Bucheffekten ) (in the sense of the Swiss Federal
Intermediated Securities Act). The shares are fully paid up, and there is no liability of shareholders to further capital calls by
UBS AG. The shares rank pari passu
in all respects with each other, including voting rights, entitlement to dividends, share of the liquidation proceeds in case of the liquidation of UBS AG, preemptive rights in the event of a share issue ( Bezugsrechte )
and advance subscription rights in the event of the issuance of equity-linked securities ( Vorwegzeichnungsrechte ).

Annual Report 2025
12
Net Profits and Dividends
Swiss law requires that at least 5% of the annual net profits of UBS AG must be retained and booked as statutory retained earnings for so long as these retained earnings, together with the statutory capital reserve, amount to no less than 20% of UBS
AG’s share capital registered in the commercial register. Any remaining net profit may be allocated by the shareholders represented at the applicable shareholders’ meeting.
Under Swiss law, dividends may be paid by UBS AG only if, based on its audited standalone statements prepared in accordance with Swiss law, UBS AG has sufficient distributable profits from the previous financial years or sufficient free reserves to allow the distribution of a dividend. In either event, dividends may be proposed by the BoD and will only be paid by the corporation after approval by the shareholders’ meeting. UBS AG’s statutory auditors must confirm that any dividend proposal of the BoD is in accordance with Swiss law and the Articles.
Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed.
Under Swiss law, the statute of limitations in respect of dividend payments is five years (dividends not paid would be allocated to a special reserve of UBS AG).
Share Register
Swiss law and the Articles require UBS AG to keep a share register in which the name, address and nationality (or registered office in the case of legal entities) of the owners of the shares are recorded. The main function of the share register is to register shareholders entitled to vote (and assert or exercise other rights relating to voting rights) and participate in shareholders’
meetings. For such registration, shareholders must confirm that they have acquired UBS Group AG shares in their own name
and for their own account. If the shareholder refuses to make such declaration, the BoD may refuse to allow the shares to be entered with voting rights.
In order to register shares in UBS AG’s share register, a shareholder must file a share registration form with the share register.
Failing such registration, a shareholder may not vote at or participate in shareholders’ meetings, but will be entitled to receive dividends and other rights with financial value, such as preemptive rights in the event of a share issue ( Bezugsrechte ) and advance subscription rights in the event of the issuance of equity-linked securities ( Vorwegzeichnungsrechte ), and its share of liquidation proceeds. Shareholders registered in our share register may at any time request from us a confirmation of the shares that they hold according to UBS AG’s share register.
Shareholders’ Meetings
A shareholders’ meeting is convened by the BoD or, if necessary, by the company’s statutory auditors upon notification of the
shareholders at least 20 days prior to such meeting. An invitation to any shareholders’ meeting will be sent to all registered shareholders in a form that allows proof by text. The Articles do not require a minimum number of shareholders to be present in order to hold a shareholders’ meeting.
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

Annual Report 2025
13
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
Notices
Notices to shareholders may be validly given by publication in the Swiss Official Gazette of Commerce or in such other form that allows proof by text. The BoD may designate further means of publication as well.

Annual Report 2025
14
Item 19.
Exhibits.
Exhibit
number
Description
1.1
Articles of Association of UBS AG dated 23 April 2024
. (Incorporated by reference to Form 6-K of UBS AG filed
on May 13, 2024)
1.2
Organization Regulations of UBS AG dated 5 January 2026
.
2(b) Instruments defining the rights of the holders of long-term debt issued by UBS Group AG and its subsidiaries.
We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.
2(d) Description of securities registered under Section 12 or the Securities Exchange Act of 1934. (Incorporated by
reference to Exhibit 2(d) to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2024)
4.1
Asset Transfer Agreement between UBS AG and UBS Switzerland AG dated 12 June 2015
.
(Incorporated by
reference to Form 6-K of UBS AG filed on June 17, 2015)
4.2
US v. Credit Suisse Service AG Plea Agreement dated May 5, 2025
.
4.3
US v. Credit Suisse Service AG Non-Prosecution Agreement dated May 5, 2025
.
11.1
UBS Group Global Policy on Personal Investment
.
11.2
UBS Group Pre-Clearance and Disclosure Requirements for Group Senior Management.
(Incorporated by
reference to Exhibit 11.2 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2024)
11.3
UBS Group Dealing in UBS Shares and UBS Long Term Debt Securities by UBS.
(Incorporated by reference to
Exhibit 11.3 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2024)
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

Annual Report 2025
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
Date: March 9, 2026

Annual Report
2025
UBS AG

Contents
2
Our key figures
1
Our business model and environment
4
Integration of Credit Suisse
6
Our businesses
13
Our environment
15
Regulation and supervision
19
Regulatory and legal developments
24
Risk factors
2
Financial and
operating performance
36
Accounting and financial reporting
37
UBS AG consolidated performance
44
Global Wealth Management
45
Personal & Corporate Banking
47
Asset Management
48
Investment Bank
50
Non-core and Legacy
50
Group Items
3
Risk, capital, liquidity and funding,
and balance sheet
53
Risk management and control
88
Capital management
97
Liquidity and funding management
101
Balance sheet and off-balance sheet
106
Currency management
4
Corporate governance
107
Corporate governance
5
Financial
statements
132
Consolidated financial statements
247
Comparison between UBS AG consolidated and
UBS Group AG consolidated
6
Additional
regulatory information
250
UBS AG consolidated supplemental disclosures
required under SEC regulations
A
Appendix
258
Alternative performance measures
262
Abbreviations frequently used in our financial reports
264
Information sources
265
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
Contacts
Switchboards
For all general inquiries
ubs.com/contact
Zurich +41-44-234-1111
London +44-207-567-8000
New York +1-212-821-3000
Hong Kong SAR +852-2971-8888
Singapore +65-6495-8000
Investor Relations
UBS’s Investor Relations team manages
relationships with institutional investors,
research analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234-4100
New York +1-212-882-5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234-8500
mediarelations@ubs.com
London +44-20-7567-4714
ubs-media-relations@ubs.com
New York +1-212-882-5858
mediarelations@ubs.com
Hong Kong SAR +852-2971-8200
sh-mediarelations-ap@ubs.com
Office of the Group Company Secretary
The Group Company Secretary handles
inquiries directed to the Chairman or to other
members of the Board of Directors.
UBS Group AG, Office of the
Group Company Secretary
P.O.
Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235-6652
Shareholder Services
UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders
and the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
P.O.
Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235-6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
P.O.
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
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Annual Report 2025
2
Our key figures
UBS AG consolidated key figures
As of or for the year ended
USD m, except where indicated 31.12.25 31.12.24 31.12.23
Results
Total revenues
47,688
42,323
33,675
Credit loss expense / (release)
549
544
143
Operating expenses
43,038
39,346
29,011
Operating profit / (loss) before tax
4,101
2,433
4,521
Net profit / (loss) attributable to shareholders
3,541
1,481
3,290
Profitability and growth
1
Return on equity (%)
2
3.8
1.9
6.0
Return on tangible equity (%)
2
4.0
2.0
6.7
Return on common equity tier 1 capital (%)
2
5.0
2.2
7.6
Revenues over leverage ratio denominator,
gross (%)
2
3.0
3.0
3.2
Cost / income ratio (%)
2
90.2
93.0
86.2
Net profit growth (%)
2
139.0
(55.0)
(53.6)
Resources
1
Total assets
1,617,173
1,568,060
1,156,016
Equity attributable to shareholders
88,845
94,003
55,234
Common equity tier 1 capital
3
70,394
73,792
44,130
Risk-weighted assets
3
489,775
495,110
333,979
Common equity tier 1 capital ratio (%)
3
14.4
14.9
13.2
Going concern capital ratio (%)
3
18.4
18.1
17.0
Total loss-absorbing capacity ratio (%)
3
36.8
36.7
33.3
Leverage ratio denominator
3
1,622,921
1,523,277
1,104,408
Common equity tier 1 leverage ratio (%)
3
4.3
4.8
4.0
Liquidity coverage ratio (%)
4
176.2
186.1
189.7
Net stable funding ratio (%)
115.7
124.1
119.6
Other
Invested assets (USD bn)
2,5
7,005
6,087
4,505
Personnel (full-time equivalents)
61,899
68,982
47,590
1 Refer to
the “Targets,
capital guidance
and ambitions”
section of
the UBS
Group Annual
Report 2025,
available under
“Annual
reporting” at
ubs.com/investors,
for more
information about
our performance
measurement.
2 Refer to “Alternative performance measures” in
the appendix to this report for the relevant definition(s) and calculation method(s).
Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined
by US Securities and
Exchange Commission (SEC) regulations
is designated as such
in the table of
APMs in the appendix
to this report.
3 Based on the Swiss
systemically relevant
bank framework. Refer to the “Capital management” section of this report for more information.
4 The disclosed ratios represent averages for the fourth quarter of each year presented, which were calculated based on an average of 64 data points in the fourth quarter of 2025, 64 data points in the fourth quarter of 2024 and 63 data points in the fourth quarter of 2023. Refer to the “Liquidity and funding management” section of this report for more information.
5 Consists of invested assets for Global Wealth Management, Asset
Management (including invested assets from associates) and
Personal & Corporate Banking. Refer to “Note 30
Invested assets and net new money” in the “Consolidated financial statements” section of this report for more information.
Alternative performance measures
An alternative
performance measure
(an APM)
is a
financial measure
of historical
or future
financial performance,
financial
position
or
cash
flows
other
than
a
financial
measure
defined
or
specified
in
the
applicable
recognized
accounting
standards or in
other applicable regulations.
We report a
number of APMs
in the discussion
of the financial
and operating
performance of UBS AG, our
business divisions and Group
Items. We use
APMs to provide
a more complete
picture of
our
operating
performance
and
to
reflect
management’s
view
of
the
fundamental
drivers
of
our
business
results.
A
definition of each APM,
the method used to
calculate it and the
information content are
presented under “Alternative
performance measures” in
the appendix to
this report. Each
APM that qualifies
as a non-GAAP
measure as defined
by
US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this report.
›
Refer to “Alternative performance measures” in the appendix to this report for additional information

Annual Report 2025

Terms used in this report, unless the context requires otherwise
”UBS”, ”UBS Group”,
“UBS Group AG consolidated”,
“Group” and “the
Group”
UBS Group AG and its consolidated subsidiaries
“UBS AG”, “UBS AG consolidated“,
“we”, “us” and “our”
UBS AG and its consolidated subsidiaries
“Credit Suisse AG”
Credit Suisse AG and its consolidated subsidiaries,
before the merger
with UBS AG
“Credit Suisse Group” and “Credit Suisse” Credit Suisse Group AG and its consolidated subsidiaries, before the acquisition by UBS
“UBS Group AG” UBS Group AG on a standalone basis
“Credit Suisse Group AG” Credit Suisse Group AG on a standalone basis, before the merger with
UBS Group AG
“UBS AG standalone” UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone»
UBS Switzerland AG on a standalone basis
“UBS Europe SE” and “UBS Europe SE consolidated” UBS Europe SE and its consolidated subsidiaries
”UBS Europe SE standalone” UBS Europe SE on a standalone basis
“UBS Americas Holding LLC”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.
Comparability
Profit and
loss and
other flow-based
information for
the years
ended 31 December
2025 is
based entirely
on consolidated
data following
the acquisition
of the
Credit Suisse
Group. Comparative
information for
the year
ended 31 December
2024
includes
seven
months
of
consolidated
data
following
the
merger
of
UBS AG
and
Credit
Suisse AG
(June
to
December 2024) and five months of pre-merger UBS AG data only (January to May 2024). Comparative information for the year ended 31 December 2023 includes pre-merger UBS AG data only.
Balance
sheet
information as
at
31 December
2025
and
as
at
31 December
2024
includes
post-merger
consolidated
information. Balance sheet information as at 31 December 2023 reflects pre-merger UBS AG information only.

Annual Report 2025

Our business model and
environment
Management report
Integration of Credit Suisse
On 12 June 2023,
UBS Group AG acquired
Credit Suisse Group
AG, succeeding by
operation of Swiss
law to all
assets
and liabilities of Credit Suisse Group AG.
Since the
acquisition, we
have significantly
simplified our
legal entity
structure across
key jurisdictions,
having merged
UBS AG and
Credit Suisse AG
in May
2024 and
having completed
the transition
to a
single US
intermediate holding
company and the merger of UBS Switzerland AG and Credit Suisse (Schweiz) AG in July 2024.
In
2025,
we
merged
Credit
Suisse
Holdings
(USA),
Inc.
with
UBS
Americas
Inc,
deregistered
Credit
Suisse
Securities
(USA) LLC as a
broker-dealer and established
UBS Europe SE
as the single
EU intermediate parent
undertaking. Moreover,
Credit Suisse International
transferred substantially all
of its residual
business and the
related products to
UBS AG London
Branch and UBS Europe SE.
In the first
quarter of 2025,
we completed the
consolidation of our
branch network in
Switzerland, having merged
95
branches with existing ones since the merger of UBS Switzerland AG and Credit Suisse (Schweiz) AG.
Throughout
2025,
we
also
continued
to
make
excellent
progress
with
respect
to
client
account
migrations
and
infrastructure decommissioning.
By the
end of
the fourth
quarter of
2025, 85%
of Swiss-booked
accounts had
been
migrated, including substantially all
of the targeted Personal
& Corporate Banking client
accounts. We remain on
track
to complete the migrations of the Swiss-booked client accounts by the end of the first quarter of 2026.
In March 2025, we completed the sale of Select Portfolio Servicing, the US mortgage servicing business of Credit Suisse,
which was managed in Non-core
and Legacy. We recognized
a loss of USD 11m upon
the completion of the transaction,
and the completion reduced UBS AG’s RWA by around USD 1.3bn and UBS AG’s leverage ratio denominator by around
USD 1.7bn.
In October
2024, we
entered into
an agreement
to sell
to American Express
Swiss Holdings GmbH
(American Express)
our 50% interest in Swisscard AECS GmbH
(Swisscard). At the same time, we entered
into an agreement with Swisscard
to
transition the
Credit Suisse-branded
card portfolios
to UBS.
The
purchase of
the card
portfolios was
completed in
January 2025. In
January 2026,
we completed
the sale
of our
50% interest in
Swisscard to
American Express, and
we
expect to record a gain on sale in the first quarter of 2026. As previously disclosed, this gain is expected to largely offset the effects related to
the prior Swisscard transactions
recorded in the first
quarter of 2025 (an
expense of USD 180m and
a gain of USD 64m) and the fourth quarter of 2024 (an expense of USD 41m).
›
Refer to “Note 28 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of this report for more information
We expect to substantially complete the integration of Credit Suisse by the end of 2026.
Remediation of Credit Suisse material weaknesses
In March 2023, prior
to the acquisition by UBS
Group AG, the Credit
Suisse Group and Credit
Suisse AG disclosed that
their management had identified material
weaknesses in internal control over financial
reporting as a result of which the
Credit Suisse Group and Credit Suisse AG had concluded that, as of 31 December 2022 and 2021, their internal control over financial
reporting
was not
effective.
Following the
acquisition and
merger of
Credit
Suisse Group
AG into
UBS
Group
AG in
June 2023,
Credit
Suisse AG
concluded that
as of
31 December 2023
its internal
control
over financial
reporting continued to be ineffective.
Since
the
Credit
Suisse
acquisition,
UBS
has
executed
a
remediation
program
to
address
the
identified
material
weaknesses and has implemented additional controls and procedures.

Annual Report 2025

As
of
31 December 2024,
management assessed
that the
changes to
internal
controls made
to
address
the material
weaknesses
relating
to
the
classification
and
presentation
of
the
consolidated
statement
of
cash
flows,
as
well
as
assessment and communication
of the severity
of deficiencies, were
designed and operating
effectively. The remaining
material
weakness
related
to
the
risk
assessment of
internal
controls. During
2024,
UBS
integrated
the
Credit Suisse
control framework into
the UBS internal
control framework and
risk assessment and
evaluation processes. In
addition,
UBS reviewed the
processes, systems and internal
controls in connection with
the integration of
Credit Suisse into
UBS
and implemented additional processes and controls to reflect the increase in complexity of the accounting and financial
control
environment
following
the
acquisition.
Management
assessed
that
the
risk
assessment
process
was
designed
effectively.
However,
considering
the
increased
complexity
of
the
internal
accounting
and
control
environment,
the
remaining
migration efforts still
underway and limited
time to demonstrate
operating effectiveness and
sustainability of the
post-
merger integrated
control environment, management
concluded that additional
evidence of
effective operation of
the
remediated
controls
was
required
to
conclude
that
the
risk
assessment
processes
were
operating
effectively
on
a
sustainable basis. In
light of the
above, management concluded
that there was
a material weakness
in internal control
over financial reporting at 31 December 2024.
As of 31 December 2025, UBS AG management
has assessed the effectiveness of UBS AG’s
risk assessment process and
concluded that changes made to the risk assessment processes were designed and operating effectively, with significant integration
and
migration
steps
completed.
UBS AG
management
has
therefore
concluded
that
the
risk
assessment
material weakness has been remediated.
›
Refer to “Management’s report
on internal control over financial reporting” in the “Consolidated financial statements” section of
this report for more information about management’s
assessment of internal control over financial reporting as of 31 December
2025 and the remediation of Credit Suisse material weaknesses

Annual Report 2025 |
Our business model and environment | Our businesses

Our businesses
We
operate
through
five
business
divisions:
Global
Wealth
Management,
Personal
&
Corporate
Banking,
Asset
Management,
the
Investment
Bank
and
Non-core
and
Legacy.
With
significant
presences
in
the
largest
and
fastest-
growing markets, our
global reach and
the breadth and
depth of our
expertise are major
assets that set
us apart from
our competitors. We see collaboration, both within and
between business divisions and regions, as key to
delivering on
our growth
objectives. Our
Group functions
are support
and control
functions that
provide services
to the
Group. Virtually
all costs incurred by the Group functions are allocated to the business divisions, leaving a residual amount that we refer
to as Group Items in our segment reporting.
Global Wealth Management
We are the world’s only truly
global wealth manager, dedicated to serving high
and ultra high net worth individuals, as
well
as
select
institutional
clients,
through
trusted
advisor
and
financial
intermediary
relationships.
Our
global
reach
combined with local
expertise, Chief Investment
Office (CIO)-led investment
approach, comprehensive solutions
platform
and premium brand are key differentiators.
Global
Wealth Management
is
jointly
managed by
two Co-Presidents
and
organized into
five
regional
business units
covering the US, Latin America, Asia Pacific, EMEA and Switzerland, as well as capability business units, such as the CIO and GWM Solutions, and support units.
Altogether, these units help to efficiently deliver
research and solutions, tied to
the CIO-led value proposition,
to our clients – leveraging our global scale and local implementation.
For regional financial reporting
purposes, we disclose selected
information about the Americas,
Asia Pacific, EMEA and
Switzerland regions, and Divisional items.
Our business
We help clients to protect and grow their investments
and pursue what matters most to
them through advice, expertise,
and tailored solutions.
We offer clients
advice on wealth planning
to sustainably increase
their wealth over
the long term through
a broad range
of solutions, including discretionary or
advisory mandates and investment
funds where we have distribution
agreements.
These solutions
represent a
subset of
total invested
assets of
USD 4.8trn. The
remaining invested
assets represent
advisory
assets
or
assets
generating
primarily
transaction-based
and
interest
income,
mainly
from
trading,
cash,
deposits
and
lending services.
With discretionary
mandates, clients
delegate investment
decisions to
UBS and
benefit from
our full
investment capabilities, including portfolio management,
instrument selection and access
to leading external managers
across traditional, sustainable and alternative
asset classes. With advisory
mandates, clients make their
own investment
decisions, supported
by professional
advice and
portfolio monitoring
guided by
the
UBS House
View
. Our
investment
offering covers
a broad
range of instruments,
including cash
equities, cash bonds,
money market
instruments, investment
funds, structured products and alternative solutions that provide access to private markets, hedge funds and real estate
assets. We typically generate
recurring net fee income,
which is primarily
linked to the value
of the fee-generating
assets.
This fee
income includes
portfolio management
fees, asset-based
fund fees,
custody fees
and administrative
fees. We
also
generate
transaction-based
income,
which
consists
primarily
of
brokerage
revenues,
trading
revenues,
foreign
exchange fees and other charges linked to specific client transactions.
›
Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method of invested
assets, fee-generating assets, net new money and net new assets
›
Refer to “Note 30 Invested assets and net new money” in the “Consolidated financial statements” section of this report for more
information about invested assets and net new money
Beyond our investment
solutions, we offer a
comprehensive range of banking
services, including lending and
deposits.
Our lending offering
includes securities-based lending,
mortgages, structured products
and tailored solutions
designed
to meet more sophisticated borrowing needs of our
clients – including select institutional clients – and
their businesses.
As
of
31 December
2025,
our
lending
portfolio
amounted
to
USD 329bn
globally
and
generated
revenues
primarily
through net interest income.
In terms of deposits, we provide
clients with flexibility and convenient
access to their funds.
These deposits, which also contribute to net interest income, totaled USD 479bn globally as of 31 December 2025. Our broad-based
investment
and
banking
solutions
help
us
attract
net
new
money
from
new
and
existing
clients.
This,
combined with dividends and interest, drives net new assets.

Annual Report 2025 |
Our business model and environment | Our businesses

Our CIO-led
value proposition is
designed to identify
investment opportunities to
protect and
grow our clients’
wealth
over
the
long
term,
forming
the
basis
of
the
UBS
House
View
.
The
CIO
gathers
insights
on
financial
planning,
macroeconomics, multi-asset
strategies, stocks,
bonds, currencies
and commodities,
as well
as structured,
sustainable,
and alternative investments. GWM Solutions brings all UBS products under one umbrella and efficiently and consistently
implements the CIO’s guidance, delivering integrated solutions that put the UBS House View into action for our clients.
We continue
to invest
in our
platforms to
enhance the
client experience
and deliver
the full
value of
our CIO-led
approach.
Clients
can
access
research
and
solutions directly
through
our
digital banking
channels,
where
the
Direct
Investment
Insights
function enables them
to act on CIO-driven
ideas seamlessly and efficiently.
For clients who prefer
a personalized
discretionary solution, UBS My Way
offers a flexible, digital-led platform that
enables them, together with their advisor,
to tailor portfolios
to their individual
preferences and objectives.
For those seeking
professional guidance while
remaining
actively involved
in decision-making,
UBS Advice
Compass
equips advisors
to work
side-by-side with
clients, reviewing
portfolios in depth and identifying actionable opportunities aligned with the UBS House View .
We
are
embedding
advanced
artificial
intelligence
(AI)
capabilities
across
our
platforms.
AI-powered
tools,
including
chatbots, intelligent search
features and multi-media
functionalities, are enhancing
both client and
advisor experiences
by making the investment insights delivery more efficient and personalized.
In addition, we connect clients with cutting-
edge research, innovative solutions and exclusive access to experts in the AI space and beyond, helping them to stay on
top of the latest innovations shaping today’s industries.
Competition
Our main competitors fall into two categories: competitors with a strong position in the Americas but with more limited global footprints, such as Morgan Stanley,
JPMorgan Chase, Bank of America
and Wells Fargo, as well
as some smaller
firms, such
as Raymond
James; and
competitors with
international footprints but
with a
smaller presence
than UBS
in
the US, such as Julius Baer, BNP Paribas, Deutsche Bank and HSBC. We also compete with fintech firms in some regions and products.
We have
strong positions
across all
key regions,
including the
largest wealth
region (the
US) and
the fastest-
growing wealth regions (Asia Pacific, the Middle East and
Latin America), as well as the more mature markets in
Europe,
including Switzerland. The scale
of our global franchise,
our bespoke cross-divisional
solutions and our
premium brand
and reputation differentiate us from our competitors and would be difficult to replicate.

Annual Report 2025 |
Our business model and environment | Our businesses

Personal & Corporate Banking
Personal & Corporate
Banking is at
the core of
our operations in
Switzerland, the only
market in which
we operate across
all
of
our
business
areas,
supporting
our
clients
and
the
Swiss
economy
with
UBS’s
unparallelled
global
reach
and
capabilities.
We are the leading universal bank in Switzerland, and we provide an extensive
range of
financial
products
and services
to
private, corporate
and institutional
clients. We
are a go-to
bank for entrepreneurs
in Switzerland,
providing comprehensive
support at
every stage
of the entrepreneurial
journey.
With our
network of
around 190
branches
and highly
qualified
client
advisors,
complemented
by modern
digital banking
services
and customer
service centers,
we serve
more than
one-third
of
Swiss households
and more than
90% of large
Swiss companies.
In 2025, UBS was again named Best Bank in
Switzerland by
Euromoney
, for the eleventh time since 2012. Our role as
a
trusted
partner
to the
Swiss economy
remains
central
to our
strategy.
This is
underpinned
by our
pledge to
remain a
reliable
provider
of credit
to the Swiss
economy through
a lending
volume commitment
of around
CHF 350bn.
Aligned
with the
UBS Group’s
artificial
intelligence
(AI) strategy
and ambition
to become
an AI-enabled
institution,
Personal
& Corporate Banking is embedding AI into its operations to drive innovation and enhance client experience. In addition,
Personal &
Corporate
Banking is
actively shaping
the UBS digital
assets offering
to meet the
emerging
needs of our
clients.
For example,
we are
developing digital money
offerings for
corporate clients and
exploring access to
crypto assets
for
individual
clients.
Our business
Personal &
Corporate Banking
is composed
of two
business areas: Personal
Banking and
Corporate &
Institutional Clients.
In Personal Banking, we
provide clients with a
comprehensive suite of
life-cycle-oriented products and services.
Financing
solutions, primarily
mortgages, and
deposits form
the cornerstone
of our
offering. Additionally,
we provide
our clients
with access to
investment products and
pension solutions. Our
clients also benefit
from further services,
such as payment
solutions, card transactions and foreign exchange operations.
In Corporate & Institutional Clients, we
serve corporate and institutional clients with a
comprehensive suite of solutions
backed by
deep expertise.
Our financing
offering and
deposit products
are the
central pillar
of our
offering. A
second
pillar
consists
of
services
related
to
foreign
exchange,
payments
and
trade
finance.
A
third
pillar
includes
additional
services, such as asset custody and the provision of investment fund products.
On an aggregate Personal &
Corporate Banking level, net
interest income from our
financing and deposit offerings
is the
primary
income
contributor,
accounting
for
more
than
half
of
total
revenues.
Transaction-based
income
generated
through payments, card
transactions, trade finance
and foreign exchange
operations is the
second-largest contributor,
making up approximately
one quarter of
total revenues. Additional
revenues are mainly
derived from recurring
net fee
income linked to our investment products, pension solutions, asset custody services and basic banking offerings.
In Personal &
Corporate Banking, we work
in close collaboration with
other business areas
to provide our
Swiss clients
seamless access to a broad range of capabilities and global
reach. In collaboration with Global Wealth Management, we
deliver leading wealth
management services
tailored to clients’
individual needs. In
partnership with
the Investment Bank,
we offer
capital market
and foreign
exchange products,
hedging strategies,
trading capabilities
and corporate
finance
advice. Additionally,
through our
cooperation with
Asset Management,
we provide
comprehensive fund
and portfolio
management solutions.
We support
our clients
in achieving
their sustainability
goals, as
both corporate
clients and
individuals have
been exploring
effective strategies for
transitioning to a
lower-carbon economy.
For example, we
have enhanced our
Swiss real estate
services to
further support clients
with renovating
and refurbishing
their properties
to achieve
higher energy efficiency
standards. Furthermore,
we have
introduced CO
2
portfolio reporting
capabilities for
institutional investors
on our
UBS
key4
mortgage
platform,
enhancing
transparency
and
facilitating
more
informed
decision-making
regarding
their
portfolios. These
innovations mark
important steps
in helping
our clients
improve the
energy efficiency
and long-term
value of their properties.
We consider a strong partner network as essential for UBS’s success in Switzerland, enabling us to serve both corporate
and
individual
clients
holistically
through
bank-adjacent
services.
These
partnerships
not
only
foster
deeper
client
relationships, accelerate time to market and offer flexible integration options, but also unlock new market opportunities and revenue streams.
Our
partner
network
includes
collaborations
with
platforms
for
start-ups,
such
as
Fasoon,
Startups.ch,
and
NewCo,
enabling us to actively
support clients in taking
their first entrepreneurial steps. Partnerships
aimed at building stronger
relationships with our mortgage clients
are another example. Our exclusive
partnership with the SMG Swiss
Marketplace
Group enables us to support
potential property buyers in their
journey toward owning a home
through our integration
with Switzerland’s largest real estate portals, such as Homegate and Immoscout24.

Annual Report 2025 |
Our business model and environment | Our businesses

Competition
In Personal Banking, our main competitors are the Swiss cantonal banks, Raiffeisen, PostFinance and other regional and local Swiss banks; we also face competition from international neobanks and other national digital market participants.
In the
corporate and institutional
business, the Swiss
cantonal banks and
foreign banks are
our main
competitors. We
also support the international
business activities of
our Swiss corporate
clients through local
hubs in New
York, Frankfurt,
Singapore and the Hong Kong SAR, where we compete with other foreign banks that have global operations. No other
Swiss bank offers its corporate clients local banking capabilities abroad.
Asset Management
We are a global, large-scale and diversified asset manager offering investment capabilities and strategies to institutions,
wholesale intermediaries
and Global
Wealth Management
clients. With
total invested
assets of
over USD 2trn,
we are
one of the leading Europe-based asset managers.
We are focused on meeting the evolving needs of our
clients by capitalizing on the products and areas where
we have a
differentiated and
scalable offering
and by
enhancing our
partnerships with
the other
business divisions
across the
Group.
In 2025, we
have integrated the
breadth of our
direct public and
private markets capabilities
within our Investments
area,
enabling us to leverage the best of our expertise and technology within a single platform.
Following this
change, Asset
Management is
organized into
four areas:
Client Coverage;
Investments, Unified
Global
Alternatives; and the Chief Operating Officer area.
We cover the main
asset management markets
globally and have
a local presence in
24 locations across four
regions: the
Americas; Asia Pacific;
EMEA; and Switzerland.
We also continue to
build on our long-standing
presence in China,
where
we have enhanced our onshore presence through the ICBC joint venture.
To support
sustainable growth
across our
business, we
are transforming
our end-to-end
platform and
embedding artificial
intelligence across
our investment,
front-to-back and
distribution processes
to enhance
scalability, efficiency
and client
outcomes. We also remain focused on capturing structural efficiencies and further sharpening our product offering.
Our business
We are committed to delivering investment excellence and to creating value for our clients that endures through cycles.
We offer
a range
of investment
products and
services across
all major
traditional and
alternative asset
classes and
investing
styles.
We have organized our direct investment capabilities across the following areas.
Active
Equities
–
investment
strategies
with
varying
risk
and
return
objectives,
including
global,
region-focused
and
thematic strategies, as well as high alpha, growth and quantitative styles.
Active Fixed
Income
– global,
regional and
local strategies,
across sectors,
including high
yield, emerging
market and
currencies, as
well as
money market
funds. In
addition, our
Credit Investments
Group specializes
in syndicated
loans,
structured credit and upper-middle-market direct lending.
Active
Multi-Asset
–
global
and
regional
asset
allocation
and
currency
investment
across
the
risk / return
spectrum,
including balanced, growth, income, risk-managed and unconstrained strategies, as well as white label solutions.
Partnership
Solutions
–
we
draw
on
our
value
chain
across
the
Group
to
provide
customized
full-service
fiduciary,
investments and proprietary technology
solutions and also collaborate
with other business divisions
to serve the needs
of
our clients. For
example, our Separately
Managed Accounts (SMA)
Advantage initiative with
Global Wealth Management
in the US continues to gain momentum and reached a record USD 231bn in invested assets at the end of 2025.
Passive
– we
continue to
build on
our position
as the
largest Europe-based
manager of
indexed investments
and our
expertise in customization. We offer a
wide range of indexed strategies across
asset classes, along with exchange-traded
funds (ETFs), pooled funds and
segregated mandates. In 2025 we
expanded our ETF offering with
the launch of a new
cost-efficient Core range, as well as our first active ETFs, leveraging our active fixed-income capabilities.
Real Assets (including
real estate and
infrastructure)
– a comprehensive
range of global
and regional strategies,
from core
to value-add and opportunistic.
To
capture the
growth opportunity
in alternatives, and
in a
transformational move
for our
clients and
our partners,
in
2025 we brought together our leading manager selection
franchises from across Asset Management and Global Wealth
Management
to
create
our
Unified
Global
Alternatives
(UGA)
business.
UGA
provides
an
open
architecture
platform
offering
clients customized
solutions across
hedge
funds, private
equity,
private credit,
real
estate, infrastructure
and
multi-alternative investment products,
as well
as access
to co-investments
and secondary
market opportunities for
our
more sophisticated
clients. With a
combined USD 330bn in
invested assets, UGA
is one of
the leading limited
partners
globally.

Annual Report 2025 |
Our business model and environment | Our businesses

We support
our clients’ sustainability
objectives with a
wide range of
products and solutions
incorporating a variety
of
approaches, including impact- and transition-focused strategies.
We charge
management fees
on our
funds and
mandates (as
a percentage
of invested
assets) and,
to a
lesser extent,
performance fees on our
active investment capabilities.
Our revenues therefore depend on
both total invested assets
and
the mix between higher fee strategies, such as active mandates, and lower fee passive strategies.
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
Investment Bank
The
Investment
Bank
provides
services
to
institutional,
corporate,
financial
sponsor
and
Global
Wealth
Management
clients, helping
them raise
capital, invest
and manage
risks, while
targeting attractive
and sustainable
risk-adjusted returns
for
the
Group’s
shareholders.
Our
traditional
strengths
are
in
equities,
foreign
exchange,
precious
metals,
research,
advisory and
capital markets,
complemented by
a focused
rates and
credit platform.
We use
our data-driven
research
and technology capabilities to help clients adapt to evolving market structures and changes in regulatory, technological, economic and competitive landscapes.
We aim to
deliver market-leading solutions
by leveraging our
intellectual capital and
digital platforms, we
work closely
with Global
Wealth Management,
Personal &
Corporate Banking
and Asset
Management to
bring the
best of
the Group’s
capabilities to our clients. We do so while being disciplined about risk, balance sheet deployment and costs.
Our business is regionally diversified, with a presence in more than
30 countries. We cover the main investment banking
markets globally and have major financial hubs across four regions: the Americas; Asia Pacific; EMEA; and Switzerland.
Our business
The Investment Bank is composed of two business areas,
Global Banking and Global Markets, both supported by Global
Research. Our global coverage
model utilizes our international
industry expertise and
product capabilities to meet
clients’
emerging needs.
Our
Global
Banking
business
area,
which
consists
of
Advisory
and
Global
Capital
Markets,
offers
a
broad
range
of
investment
banking
products
and
services
to
our
clients.
Global
Banking
advises
clients
on
strategic
business
opportunities, such
as mergers,
acquisitions and
related strategic
matters, and
helps them
raise capital,
in both
public
and private markets, to fund their activities. We position
ourselves as trusted advisors via our client coverage and
ability
to provide access
to the wider
suite of UBS’s
capabilities. With teams
located across the
Americas, Asia Pacific,
EMEA and
Switzerland regions, our banking coverage offers clients local market expertise coupled with access to a global network.
Global
Banking
primarily
generates
fee-based
revenues
from
advisory,
origination,
deal
execution,
financing
and
underwriting services provided to clients.
Our Global
Markets business
helps clients
engage with
international financial
markets, providing
fast, innovative
and
bespoke access
to solutions, from
market and
insight tools
to trade strategies
and execution.
Our capabilities
are grouped
into three product verticals: Execution Services, Derivatives & Solutions and Financing. Global Markets
enables clients to
buy, sell and finance
securities on capital
markets worldwide and
to manage their
risks and liquidity.
We distribute, trade,
finance and clear cash equities
and equity-linked products, as
well as structuring, originating
and distributing new equity
and equity-linked issues. From origination and distribution to managing risk and providing liquidity in foreign exchange, rates,
credit
and
precious
metals,
we
help
clients
to
realize
their
financial
goals.
We
generate
revenue
from
fees
for
trading services (e.g. execution, market making, clearing and providing liquidity) and interest on investment financing.
Our
Global
Research
business
delivers
data-driven
insights
to
clients
across
major
financial
markets
and
securities
worldwide. With analysts
based in more
than 20 countries
and coverage of
over 3,800 stocks
in 52 markets,
we continue
to
strengthen
our
research
capabilities.
Our
offering
includes
fundamental
coverage
across
equities,
economics
and
strategy, as well
as market-leading data insights
from Quant Research, Evidence
Lab and HOLT,
which are cornerstones
of the UBS
Investment Bank’s
data intelligence offering.
UBS HOLT maintains
a database of
over 20,000 company
profiles
around the
world, providing clients
with seamless benchmarking,
screening and scoring
of companies, eliminating
the
need to sift through extensive global accounting data.
The Investment Bank also offers
an array of sustainability-focused
advice, products, research and events.
We help meet
clients’ needs with
respect to environmental,
social and governance
considerations and sustainable
finance, helping to
reshape business
models and
investment opportunities
and to
develop sustainable
finance products
and solutions.
As
sustainability priorities and other secular themes,
such as AI, continue to
shape investor preferences, corporate strategy
and
actions, we
aim
to
deliver
integrated advice
that
connects
these
evolving
trends
to
equity stories,
financing and
investor engagement.

Annual Report 2025 |
Our business model and environment | Our businesses

Our global reach presents a catalyst for continued and future profitable growth. In the Americas, the largest investment banking
fee
pool
globally,
we
continue
to
focus
on
increasing
market
share
in
our
core
Global
Banking
and
Global
Markets businesses. In
Asia Pacific, we
plan to capture
opportunities arising from
expected market internationalization
and growth in China
and other markets
and to strengthen our
presence in the region.
In EMEA and Switzerland,
we plan
to leverage our strong base and brand recognition to further gain market share.
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
Our
ambition to
be
the
most
client-focused, efficient
and
data-driven
investment bank
is
being
realized
through
the
simplification of technology
architecture, increased speed
and quality of
delivery and the
attraction of best-in-class
talent.
As we look forward to
the continued evolution of
our digital capabilities, we
will see increased adoption
of technologies,
such as generative AI, to scale efficiency and provide actionable insights into client portfolios.
Our capabilities, core products and services enable us to deliver our strategy to an expanded institutional and corporate
client
base.
In
addition,
we
are
well
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
Competition
Competing firms
operate in
many of
our markets,
but our
strategy differentiates us,
with our
focus on
selective leadership
in the areas where
we have chosen to compete
and a business model that
leverages talent and technology rather
than
balance sheet.
Our
main
competitors are
major global
investment banks,
including Morgan
Stanley,
Goldman Sachs,
Bank of America, Barclays, Citigroup, BNP
Paribas, Deutsche Bank, Wells Fargo
and JPMorgan Chase. In certain
products
and regions, we also compete with boutique investment banks and fintech firms.
Non-core and Legacy
The Non-core and
Legacy division was formed
at the end
of the second
quarter of 2023
to incorporate selected assets
and liabilities originating from
the former Credit Suisse
businesses not aligned with
our long-term strategic priorities
or
risk appetite, including associated financial
and non-financial assets, operating
expenses, and funding costs. A
small part
of the division was
made up of positions from
UBS’s former Non-core and Legacy
Portfolio and some other legacy
UBS
assets and liabilities that were assessed as non-strategic in the context of the acquisition of the Credit Suisse Group.
With the aim of exiting its positions over time, the
division’s portfolio included the following businesses from the former
Credit Suisse Investment Bank:
–
loans primarily related to corporate clients and emerging markets;
– the residual securitized products businesses;
– the macro trading business, including rates and foreign exchange;
– the legacy life-finance business;
–
the
equities
portfolio,
including
the
remaining
equity
swaps,
share
back-lending
positions
and
legacy
structured
renewables-linked positions; and
– the residual credit business.
Since its inception, Non-core
and Legacy has made
strong progress in actively
reducing its portfolio. In
the final year of
integration,
we
aim
to
continue
to
reduce
Non-core
and
Legacy’s
operating
costs,
with
a
focus
on
infrastructure
simplification.
We
also
expect
to
continue
to
wind
down
some
remaining
positions
to
achieve
further
reductions
in
financial resource consumption.
Incremental costs or
losses may arise
in connection with
the reduction of
such assets and
liabilities.

Annual Report 2025 |
Our business model and environment | Our businesses

Group functions
Our
Group
functions
are
support
and
control
functions
that
provide
services
to
the
Group,
focusing
on
operational
effectiveness, risk mitigation and efficiency. The
major areas of these functions are Group Services and Group Treasury.
Group Services
consists of
Group Technology,
Group Compliance and
Operational Risk
Control, Group
Finance, Group
Risk Control, Group
Human Resources and
Corporate Services, Group
Corporate Communications and
Group Brand &
Marketing, Group Legal,
the Group Integration
Office, Group Sustainability
and Impact,
and the Chief
Strategy Office.
The vast majority of these support and control functions are fully aligned with, or deliver shared services to, the business divisions.
Group Treasury manages balance sheet structural risk (e.g. interest rate, structural foreign exchange and collateral risks),
as well
as the
risks associated
with our
liquidity, capital
and funding
portfolios. Group
Treasury serves
all five
business
divisions, and its risk management is integrated into the Group risk governance framework.
Virtually all costs incurred by the Group
functions are allocated to the business divisions, leaving
a residual amount that
we refer to as Group Items in our segment reporting in accordance with IFRS Accounting Standards. These include costs or revenues
related to
certain activities
that are
retained centrally,
such as
group hedging
and own
debt activities
in Group
Treasury, as they are not directly related to the business divisions, as well as certain other costs that are mainly related to deferred tax assets.
Most
of
the employees
in the
Group
functions are
employed by
UBS
Business Solutions
AG. The
costs
of
the Group
functions employees in
UBS Business Solutions
AG are reflected
as compensation expense
in UBS Group
reporting and
as general and administrative expense in UBS AG reporting.

Annual Report 2025 |
Our business model and environment | Our environment

Our environment
Market environment
Global economic developments in 2025
1
The global
economy remained
resilient in
2025, with
growth accelerating
to 3.5%
from 3.4%
in 2024,
supported by
heavy investment in
artificial intelligence (AI)
and healthy demand
from consumers
across many
of the world’s
regions
and markets. Worries raised
early in the
year over the
potential for a
global trade conflict
faded as the
US and key
trading
partners agreed deals.
US gross
domestic product
(GDP) grew
by 2.2%,
moderating after
above average
growth in
2023 and
2024. Capital
spending on AI accounted for about half of US growth for
the year. US consumer spending continued to rise, backed by
increasing real incomes, and in spite of signs of weakness in the labor market.
China’s GDP grew by 5.0%, in line with the 5.0% growth recorded in
2024. This was despite weakness in the property
market
and
consumer
demand.
New
economic
drivers,
including
investment
in
AI,
advanced
manufacturing
and
renewables, gained momentum.
The Eurozone’s GDP growth picked up from 0.9% in
2024 to 1.5% in 2025, as the region
benefited from an easing of
monetary policy, the
improving health of
the banking system
and rising demand
for goods. Swiss
GDP grew by
1.2%,
slightly less than 1.4% recorded in 2024. While consumer
spending was solid and the Swiss National Bank (the
SNB) cut
interest rates to zero, worries over trade
relations with the US weighed on business confidence
throughout most of the
year, until a trade deal was agreed in November 2025.
Inflation across
most major
economies continued
to normalize.
Consumer prices
globally increased
by 3.3%
in 2025,
compared with 5.7% in 2024. The ebbing of inflationary
pressure enabled many large central banks to cut
interest rates
further. The European Central Bank
(the ECB) lowered its deposit
rate to 2.0%, down from
3.0% at the start of
the year,
as inflation for
the Eurozone moved
closer to its
2% target. US
inflation remained above
the Federal Reserve’s
2% target,
averaging 2.7% for the
year. But slowing inflation
(down from 3.0% in
2024) and a cooling
labor market led the
Federal
Reserve to reduce interest rates in each of its last three policy meetings in 2025.
Amid interest
rate cuts
and solid
economic growth,
most major
asset classes
delivered strong
gains in
2025 across
regions.
Global stocks
(the MSCI
All Country
World index)
delivered a
third straight
year of
gains in
excess of
20%. In
the US,
enthusiasm over
the outlook
for AI
contributed to
broader gains,
with the
S&P 500 index
delivering a
total return
of
17.9%, while the equal-weighted S&P 500
index, which dilutes the impact
of large technology stocks, gained
11.4%. In
the Eurozone, the
MSCI EMU index of
stocks returned 24.7%,
helped by expectations
of a boost
to demand after
the
German government
approved a
fiscal expansion.
In Asia
Pacific, the
MSCI China
index gained
30.7% and
the MSCI
Japan index 24.7%.
The US dollar
index (DXY), which
tracks the US
dollar against six
major peer currencies,
decreased by 9.4%,
its worst year
since 2017. The depreciation of the US dollar was partly driven by the erosion of the US interest rate advantage over its
peers, as the Federal Reserve resumed cutting interest rates later in the year after other large central banks were near or at the end of their easing cycles.
The combination of
falling inflation and
central bank interest
rate reductions contributed
to the best
annual returns in
global fixed income since 2020, based
on Bloomberg’s Global Bond Aggregate index.
Finally, gold delivered a return of
63%
in
US-dollar
terms,
its
largest
gain
since
1979,
lifted
by
strong
demand
as
many
central
banks
diversified
their
reserves into gold, and strong investment demand supported the price.

Annual Report 2025 |
Our business model and environment | Our environment

Economic and market outlook for 2026
1
We
expect the
economic factors
that supported
global growth
in 2025
to persist
through
2026, including
continued
investment in AI and generally healthy consumer spending across major regions.
Although most major central banks are
unlikely to cut interest rates further,
we expect low interest rates to persist throughout the year, providing an economic
tailwind. Fiscal policy also appears set to stimulate growth in several leading economies, including the US, Germany and
Japan. Geopolitical developments have the potential to raise risk premiums, and higher energy prices, if sustained, pose a potential downside risk to
the outlook. While uncertainty is
significant, our base case view
is that energy prices
will not
stay high enough for long enough
to materially weaken the global
economy. Our base case projection is for only a slight
slowing of global GDP growth in 2026, to a still healthy 3.3%.
We expect
US GDP
to grow
by 2.6%,
accelerating from
2.2% in
2025, with
fiscal stimulus
and the
lagged effect
of
interest rate cuts
offsetting the drag
from a weaker
labor market. Consumer
demand should continue
to be underpinned
by solid salary growth and healthy household balance sheets among middle- and upper-income class groups.
For
the Eurozone,
we expect
GDP growth
of
just over
1%
in 2026,
down from
1.5% in
2025. Consumer
sentiment
remains cautious, higher
gas prices could
present a headwind,
and we expect
growth in certain
local markets, such
as
Spain, to
decrease to
more normal
levels after
strong growth
in 2025.
At the
same time,
we expect
Germany’s fiscal
stimulus and
infrastructure spending
to provide
a boost in
2026. A
healthier banking
system is
now better
able to
support
lending, and we
expect an ongoing
recovery in demand
for goods, supporting
the manufacturing sector
in the Eurozone.
We
forecast
Swiss
GDP
growth
of
1.3%. Although
US
tariffs
and
a
strong
Swiss
franc
represent headwinds,
growth
should pick up in the second half of the year on the back of a rebound in the German economy.
We expect China to deliver GDP growth
of 4.5%, with its five-year plan prioritizing
technology innovation and industrial
upgrades. The
rivalry with
the US
has the
potential to
create headwinds,
but China’s
ongoing focus
on domestic
upgrades
and supply-chain diversification is expected to help support economic stability, despite external uncertainty.
Regarding inflation, provided energy price rises are not sustained, we expect the global average to slow further to 2.9%
in 2026. In the Eurozone, inflation
could fall below the central bank’s
target, to average 1.8%, based on
our forecasts.
We see consumer prices
in Switzerland rising by
just 0.3%, after 0.2%
in 2025, at the
bottom end of the
SNB’s target
rate of between 0% and 2%. However, after interest rate cuts in 2024 and 2025, we are not forecasting further easing from either the ECB or the SNB,
although the SNB has signaled its willingness
to intervene in currency markets in
case of
excess Swiss
franc strength.
We expect
prices to
rise by
2.7% in
the US,
reflecting an
unchanged inflation
rate from
2025. Although this is
above the Federal Reserve’s
goal, we expect the
US central bank to
respond to a subdued
labor
market by cutting rates twice in 2026.
A combination
of
a
decent economic
backdrop and
continued optimism
about the
potential of
AI to
boost earnings
should lead to
another year of
gains for global
stocks, in our
view, albeit with
likely volatility driven
by concerns about
geopolitical developments, AI
competition and credit
risk. We expect
earnings per share
growth for the
MSCI All Country
World index of
almost 12% in
2026 to support
market upside, despite
historically elevated valuations.
We also expect
another positive
year for
fixed income,
given solid
headline yields
and the
potential for
major benchmark
yields to
fall
should inflation slow and central bank rates remain low.
1
Based on the following sources: Haver Analytics, CEIC Data, Office for National Statistics (UK) and UBS.

Annual Report 2025 |
Our business model and environment | Regulation and supervision

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
UBS is a
global systemically important
bank (a G-SIB),
as designated by
the Financial Stability
Board, and a
systemically
relevant bank (an SRB) in Switzerland. UBS Group entities are subject to stricter regulatory requirements and supervision than other Swiss banks.
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
supervision. It undertakes
direct inspections and mandates
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
›
Refer to the “Capital management” section of this report for more information about the Swiss
SRB framework and the Swiss
too-big-to-fail (TBTF) requirements
›
Refer to the “Liquidity and funding management”
section of this report for more information about liquidity coverage ratio, net stable funding ratio requirements and the Swiss TBTF liquidity requirements
Regulation and supervision outside Switzerland
Regulation and supervision in the US
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
UBS AG is registered as swap
dealer
with
the
Commodity
Futures
Trading
Commission
(the
CFTC)
and
as
securities-based
swap
dealer
with
the
Securities and Exchange Commission (the SEC).
UBS Americas
Holding LLC
is the
intermediate holding
company for
our operations
in the
US outside
of the
UBS AG
branch network,
as required under
the Dodd–Frank Act,
and is subject
to requirements established
by the Federal
Reserve
Board related to
risk-based capital, liquidity,
the Comprehensive Capital
Analysis and Review
(CCAR) stress-testing and
capital planning process, and resolution planning and governance.
UBS Bank USA, a
Federal Deposit Insurance Corporation
(FDIC)-insured depository institution subsidiary,
is licensed and
regulated by
state regulators
in Utah
and is
also supervised
by the
FDIC. It
has received
conditional approval
from the
OCC to convert
to a national
charter and expects
to complete the
conversion in 2026.
Following conversion, the
OCC
will be the primary banking regulator for UBS Bank USA.
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

Annual Report 2025 |
Our business model and environment | Regulation and supervision

UBS AG has a
UK-registered branch, UBS AG
London Branch, which
serves as a
global booking center
for our Investment
Bank.
UBS AG
also
has
regulated
subsidiaries
in
the
UK
that
provide
asset
management
services.
Credit
Suisse
International and Credit Suisse (UK) Limited are authorized and regulated by the FCA and subject to the authority of the
PRA.
Regulation and supervision in Europe
UBS Europe SE, headquartered in Germany,
is subject to the direct supervision of the
European Central Bank (the ECB),
as
well
as
to
conduct,
consumer
protection
and
anti-money-laundering-related
supervision
by
the
German
Federal
Financial
Supervisory
Authority
and
by
the
German
Bundesbank.
The
entity
is
subject
to
EU
and
German
laws
and
regulations. UBS Europe SE maintains branches
in Denmark, France, Ireland, Italy, Luxembourg, the Netherlands,
Poland,
Portugal, Spain, Sweden and Switzerland and is subject to conduct supervision by authorities in all those countries.
In Italy, Credit Suisse (Italy) SpA has
been integrated into UBS Europe SE and UBS has
relinquished the banking license of
Credit Suisse Bank (Europe) SA. In Spain, UBS AG Spain Branch is supervised by the Bank of Spain, the Servicio Ejecutivo de la Comisión de Prevención del Blanqueo de Capitales and the Comisión Nacional del Mercado de Valores.
Regulation and supervision in Asia Pacific
We operate in
numerous locations in
Asia Pacific, including Singapore,
the Hong Kong
SAR, mainland China, Australia
and Japan. The operations
in these locations are
subject to regulation and
supervision by local financial regulators.
Our
Asia Pacific regional hubs are in Singapore and the Hong Kong SAR.
In Singapore,
UBS AG Singapore
Branch and
UBS Securities
Pte Ltd
are supervised
by the
Monetary Authority
of Singapore
and
the
Singapore
Exchange.
UBS
Asset
Management
(Singapore) Ltd
is
supervised
by
the
Monetary
Authority
of
Singapore.
In the Hong Kong SAR,
UBS AG Hong Kong Branch is
supervised by the Hong Kong
Monetary Authority and the Hong
Kong Securities and Futures Commission. UBS Securities Hong Kong Limited, UBS Securities Asia Limited and UBS Asset
Management (Hong
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
National Financial
Regulatory Administration
(the China Banking and Insurance Regulatory Commission until
May 2023), the China Securities Regulatory Commission
and a number of exchanges.
In
Australia,
UBS AG
Australia
Branch
is
supervised
by
the
Australian
Prudential
Regulation
Authority,
the
Australian
Securities
and
Investments Commission,
the
Australian Transaction
Reports and
Analysis Centre,
the
Reserve Bank
of
Australia, and the
Australian Securities Exchange.
UBS Securities Australia
Ltd is supervised
by the Australian
Securities
and
Investments
Commission,
the
Australian
Transaction
Reports
and
Analysis
Centre
and
the
Australian
Securities
Exchange.
UBS
Asset
Management
(Australia)
Limited
is
supervised
by
the
Australian
Securities
and
Investments
Commission and the Australian Transaction Reports and Analysis Centre.
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
and regulations require
effective policies, procedures
and controls to detect,
prevent and report
money laundering and
terrorist financing, and the verification of client identities.
In
Switzerland,
the
introduction
of
a
transparency
register
will
further
strengthen
the
anti-money
laundering
(AML)
framework through increased
ownership and control
information. At EU
level, the AML
reform package, including
the
Regulation establishing
the EU
Anti-Money-Laundering Authority,
is aimed
at strengthening
EU-wide AML
rules, including
by harmonizing
requirements across
EU Member
States and
imposing stricter
due diligence
obligations. The
US
AML
regulation is
in an
active implementation
phase, with
the Anti-Money-Laundering
Act of
2020 driving
expanded risk-
based obligations, enhanced information
sharing and the rollout
of new requirements that
have not yet been
codified.
At the
same time,
regulators are
increasing supervisory
scrutiny and
enforcement expectations,
emphasizing effectiveness,
data quality and the accountability of senior management rather than mere technical compliance.
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
›
Refer to “Non-financial risk” in the “Risk management and control” section of this report for more information

Annual Report 2025 |
Our business model and environment | Regulation and supervision

Data protection
We
are
subject
to
regulations
concerning
the
use
and
protection
of
customer,
employee
and
other
personal
and
confidential information.
This includes
provisions under
Swiss law, the
EU General
Data Protection Regulation
(the GDPR),
US laws and laws of other jurisdictions.
In
2025,
data
protection
developments
were
dominated
by
new
artificial
intelligence
(AI)
rules
(including
the
first
enforcement of the
EU Artificial
Intelligence Act),
tighter scrutiny
of cross-border data
transfers, and
the continued
spread
and toughening
of privacy
laws, and
enforcement globally.
As UBS AG
is a
global bank,
these translate
into strategic
themes
around
AI
and
data
governance,
cross-border
data
and
cloud
risk,
regulatory
fragmentation
and
rising
expectations for data sharing, transparency and customer control.
›
Refer to the “Risk factors” section of this report for more information about regulatory change
Recovery and resolution
The
existing
Swiss
regulations
require
each
SRB
to
establish
an
emergency
plan
to
maintain
systemically
important
functions in case
of impending insolvency. In response to
these Swiss requirements and
similar ones in
other jurisdictions,
UBS has developed the Global Recovery Plan
(the GRP), the Global Resolution and Restructuring Strategy
and the Swiss
Emergency Plan (the SEP), as well as other local recovery and resolution plans for its key regions (to the extent required).
The plans
describe how
to restructure
and / or wind
down businesses
if the
Group could
not otherwise
be stabilized.
FINMA evaluates
the recovery
and resolution
plans of
Swiss SRBs
on a
regular
basis. Similarly,
the local
recovery
and
resolution plans are evaluated by the respective local authorities.
Global Recovery Plan
The GRP sets
forth measures to
restore financial strength if
UBS comes under
severe capital or
liquidity stress. Its
objective
is
to
sustainably stabilize
the
Group
in
case
of
a
crisis
without
government intervention.
Quantitative and
qualitative
triggers are monitored
and are subject to
predefined governance and escalation processes.
Recovery options are linked
to owners and checklists, with the objectives of preserving capital, raising capital or liquidity, or disposing of or winding
down businesses. In September 2025, FINMA
announced that a full assessment of
UBS’s recovery plan was not possible,
due
to
the
ongoing integration
of
Credit
Suisse into
UBS
and
the resulting
rapid pace
of
change. UBS
submitted an
updated GRP in summer 2025, which is currently under review by FINMA.
Global Resolution and Restructuring Strategy
FINMA produces a global resolution plan for UBS setting out measures that FINMA can take to resolve UBS in an orderly manner. FINMA’s preferred strategy for UBS is a single point of entry (SPE) strategy involving write-down of the Group’s remaining
equity
and
additional
tier 1
(AT1)
and
tier 2
instruments,
conversion
of
senior
unsecured
bonds
of
UBS Group AG to
equity,
if required,
and an
internal recapitalization
of undercapitalized
subsidiaries to
shift losses
to
UBS Group AG.
Post-resolution
restructuring
measures
could
include disposals
and / or
wind-down
of
businesses and
disposals of assets. Over
the years, UBS
made structural, financial and
operational changes to facilitate
these measures
and is confident that
a resolution of the
Group is operationally executable
and legally enforceable. FINMA’s
September
2025 resolution
report on
UBS confirms that
a bail
in remains
operationally executable for
UBS, and an
SPE resolution
strategy remains the preferred strategy for UBS.
Alternative Resolution Strategy
Following the Credit Suisse crisis,
related parliamentary investigations and
lessons learned, FINMA
determined that UBS’s
resolution
planning
must
be
further
developed
to
increase
the
number
of
options
available
to
FINMA
in
case
of
a
resolution.
These additional
options, which
will be
documented in
the Alternative
Resolution Strategy
going forward,
should include a forced sale of the Group in its entirety and a solvent market exit (either via disposal or wind-down or a combination of
both). In
case of
an insolvency
threat, the
additional resolution
options would
allow the
authorities to
choose the
approach with
the best
prospect of
safeguarding financial
stability internationally
and maintaining
systemically
important
functions
in
Switzerland, without
having
recourse
to
taxpayers’
money.
Initial
concepts for
the
Alternative
Resolution Strategy were developed by
UBS and are under review
by FINMA; however, their implementation is subject
to
the ongoing legislative change process.
Swiss Emergency Plan
The SEP demonstrates how UBS’s systemically important functions and critical operations in Switzerland can continue if
the UBS
Group cannot
be restructured.
This is
achieved mainly
by operating these
functions in
a separate
legal entity,
UBS
Switzerland
AG,
and
by
ensuring
its
financial
and
operational
self-sufficiency
to
enable
its
continued
operation
throughout a crisis. Although UBS’s
SEP was deemed largely compliant
with current regulatory requirements, FINMA has
determined that it will need
to be integrated into the new
Alternative Resolution Strategy going
forward (which, in turn,
is subject to the ongoing legislative change process as noted under “Alternative Resolution Strategy” above).
Other local recovery and resolution plans
The
US
resolution
plan sets
out
the steps
that
could be
taken to
resolve
the US
intermediate holding
company,
UBS
Americas Holding LLC,
and its subsidiaries
if it suffered material
financial distress and
UBS Group was unable
or unwilling
to provide financial support. As required by US regulations, UBS’s US plan contemplates that UBS Americas Holding LLC will commence US bankruptcy proceedings. Prior to
this, the plan envisages UBS Americas Holding LLC
downstreaming
financial resources to its respective subsidiaries to facilitate an orderly wind-down or disposal of businesses. UBS filed its updated US resolution plan in October 2025.

Annual Report 2025 |
Our business model and environment | Regulation and supervision

UBS Europe SE
updates
a
local
recovery
plan
annually
based
on
ECB
requirements
as
well
as
resolution
planning
information
and
capabilities
based
on
Single
Resolution
Board
requirements.
On
the
basis
of
such
information,
the
Internal
Resolution
Team,
composed
of
members
of
the
Single
Resolution
Board,
produces
a
resolution
plan
for
UBS Europe SE.
Other local recovery and resolution planning is in place for various UBS AG entities and jurisdictions.
Crisis management framework
The UBS Group’s crisis management framework assigns responsibility and actions depending on the nature of the stress incident and the scale of the response needed.
As such, it connects the recovery and
resolution planning with the earlier
stages of crisis planning.
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
to
activate
the
GRP
if
a
stress
event
has
reached
a
severity
requiring
activation
based
on
the
GRP’s
recovery
risk
indicators.
–
FINMA has the authority
to determine whether the
point of non-viability, as
defined by Swiss law,
has been reached
and, as part of the Global
Resolution and Restructuring Plan for UBS,
has the power to order the
bail in of creditors to
recapitalize and stabilize
the Group, limit
payments of dividends
and interest, alter
the legal structure
of the Group,
take actions to reduce business risk, and order a restructuring of the Group.
Regulatory trends
The regulatory environment
continues to evolve,
with some policymakers
aiming to simplify
and / or reduce
regulatory
constraints, while others
remain focused
on addressing
vulnerabilities revealed
by the
March 2023
banking turmoil. In
Switzerland, for example, authorities are advancing reforms to the TBTF regime aimed at further strengthening financial stability.
Following
the
consultations
on
stricter
capital
and
liquidity
requirements,
the
focus
is
now
shifting
to
implementation through legislation and ordinances. This includes finalizing the Capital Adequacy Ordinance and foreign
subsidiary capital rules, as well
as advancing consultation drafts
on other regulatory areas, such as
enhanced governance
and strengthened recovery and resolution planning.

Annual Report 2025 |
Our business model and environment | Regulation and supervision

In
contrast,
other
major
jurisdictions,
such
as
the
EU,
the
UK
and
the
US,
are
increasingly
shifting
their
policy
and
regulatory
approaches
toward
promoting
a
pro-growth
and
competitiveness
agenda.
The
US
administration’s
deregulatory
stance
has
prompted
reviews
of
supervisory
standards
for
banks
and
caused
delays
in
major
regulatory
initiatives, including the implementation of Basel III, while the EU and the UK have postponed or streamlined regulatory
initiatives to reduce
administrative burdens on
companies and mobilize
private capital. These
divergent approaches are
contributing to concerns over regulatory fragmentation, with differences in timelines and content posing challenges for
globally active banks.
Digitalization and digital asset regulations continue to progress, with global policy responses adapting to rapid technical developments.
The
EU
Markets
in
Crypto-Assets
Act
and
the
US
GENIUS
Act
are
establishing
new
frameworks
for
stablecoins and digital assets, and
Switzerland is consulting on new
stablecoin and crypto service provider
licenses. The
Basel Committee on Banking Supervision (the BCBS) announced a targeted review of its prudential standards for banks’
crypto asset exposures. AI has
also attracted heightened supervisory
and regulatory attention, with the
EU’s expansive AI
Act
entering
into
force,
while
other
jurisdictions
opt
for
sector-specific
or
incremental
approaches.
However,
as
an
expression of strategic technology competition, the
focus in many countries has
shifted from strict safety to
supporting
responsible
AI
innovation.
Cybersecurity
and
third-party
risk
management
concerns
also
remain
prominent,
with
expanded incident
reporting and
critical third-party
regimes under
development in
many jurisdictions.
At the
international
level, the BCBS has approved its final principles for the sound management of third-party risk, and the Financial Stability
Board has finalized the common Format for Incident Reporting Exchange.
Sustainable finance was marked
by important revisions of
regulations in certain jurisdictions,
driven by competitiveness
and growth
considerations, but
with very
different approaches
leading to
further fragmentation.
The EU
is seeking
to
simplify and refine its framework to reduce the regulatory and reporting burden on businesses, while the US is pursuing a path of deregulation. In this context, Switzerland has
paused its work on sustainability reporting and sustainability due
diligence pending the
finalization of the
EU review, while
the UK is
cautiously developing its
own framework with
a focus
on
international
alignment
and
interoperability.
In
contrast,
with
the
growing
frequency
of
climate-related
disasters,
supervisory attention
to
improve the
management
of climate
and
nature-related financial
risks continues
to increase,
especially in
Europe. In
addition, nature-related
topics, transition
finance and
carbon markets
are increasingly
gaining
policy
traction
globally,
with
significant
efforts
underway
to
support
their
global
convergence
through
standardized
frameworks and regulations.
Financial stability risks in the non-bank financial
intermediation (NBFI) sector are an increasing
concern, with global work
aiming to improve NBFI data availability to make risk assessments more credible, starting with initial work in the areas of
leverage and private credit, due
to their high expected materiality
with regard to financial stability. In
the UK, a system-
wide stress test has
been launched to further
assess the systemic risk,
mainly by private markets,
in the event
of stress.
Anti-money-laundering
reforms
in
Switzerland
will
impact
our
due
diligence
processes,
while
the
global
sanctions
environment remains complex, including the continued implementation of additional sanctions measures against Russia by the
EU, the
US and
Switzerland. In
addition, market
structure reforms,
such as
shortening the
standard settlement
cycle for financial
trades to one
business day
after the trade
date (T+1),
from two business
days after the
trade date (T+2),
are progressing in Europe.
Looking ahead
to an
environment marked
by geopolitical
uncertainties, shifting
global dynamics
and the
risk of
increasing
regulatory fragmentation, we are convinced that our prudent adaptations in a dynamic environment and our diversified business model put us in a solid position to absorb upcoming changes to the regulatory framework.
›
Refer to the “Regulatory and legal developments” section of this report for more information
Regulatory and legal developments
Developments in Switzerland
In June 2025, the
Swiss Federal Council published
regulatory proposals that aim
to further strengthen banking
stability
in Switzerland. Proposed measures to be submitted to the
Swiss Parliament for enactment would exclude from common
equity tier 1
(CET1) capital investments
in foreign subsidiaries
of systemically important
banks (SIBs), include
additional
requirements for
the recovery
and resolution
of SIBs,
add measures
to increase
the potential
for obtaining
liquidity via
the Swiss National
Bank (the SNB),
introduce a Senior
Managers Regime for
banks, and provide
additional powers for
the
Swiss Financial Market Supervisory Authority (FINMA).
Proposed measures
at the
ordinance level
would exclude
capitalized software
and deferred
tax assets
(DTAs) on
temporary
differences
from
CET1
capital,
add
stricter
requirements
for
prudential
valuation
adjustments
(PVAs)
of
assets
and
liabilities,
require
suspension
of
interest
payments
for
additional
tier
1
(AT1)
capital
instruments
in
the
event
of
a
cumulative loss
over four
quarters, and
introduce measures
that aim
to enable
FINMA and
other authorities
to better
assess the
situation of
banks in
a liquidity
crisis. The
Swiss Federal
Council has
proceeded towards
implementation of
these recommendations through several legislative and regulatory packages.

Annual Report 2025 |
Our business model and environment | Regulatory and legal developments

A public consultation on proposed measures
at the ordinance level ended in
September 2025. The Swiss Federal Council
is expected
to publish
final amendments
to the
ordinance in
the first
half of
2026, with
entry into
force not
expected
before January 2027.
A separate public
consultation on
proposed legislative
amendments to
capital requirements
related to foreign
subsidiaries
ended in January 2026.
The proposed changes would
require the deduction of
investments in foreign subsidiaries
of SIBs
from CET1 capital. The
proposal states that
the amendments would
enter into force in
2028, at the earliest,
starting with
a 65% deduction requirement in the
first year and increasing to 100%
by 5-percentage-point increments each year
over
seven years. The Swiss Federal
Council is expected to submit
its proposal to the Swiss
Parliament in the first half
of 2026.
The Swiss Federal
Council is also
expected to launch
consultations on additional
legislative measures in
the summer of
2026, including
incremental requirements
for the
recovery and
resolution plans
of SIBs,
measures aimed
at increasing
the potential
for obtaining
liquidity via
the SNB,
the introduction
of an
enhanced accountability
framework for
senior
managers of banks,
and the provision
of additional powers
for FINMA. Following
the consultation, these
measures are
expected to be submitted to the Parliament in
the first half of 2027, with entry into
force expected in 2028 or 2029.
In
addition, a public consultation on amendments to the Liquidity Ordinance is expected to be launched in the summer of
2026.
The
proposals
are
expected
to
set
minimum
requirements
for
maintaining
borrowing
capacity
for
emergency
liquidity assistance.
Estimated incremental capital from proposed changes to the capital framework
We currently estimate that UBS AG would
be required to hold additional CET1 capital
of around USD 22bn if all capital
measures were implemented as proposed by the Swiss Federal Council. This estimate includes around USD 20bn related to the full
deduction of
UBS AG’s investments
in foreign subsidiaries,
of which
approximately USD 6bn would
be required
at the start of the
proposed phase-in period, and around
USD 3bn from the potential
deduction of DTAs
on temporary
differences, capitalized software and PVAs.
The
incremental
CET1
capital
of
USD 22bn
at
UBS AG
would
increase
UBS Group AG’s
CET1
capital
ratio
to
around
18.5%, calculated
from its
target ratio
of around
14%. The
proposed measures
related to
DTAs on
temporary differences,
capitalized software
and PVAs
would eliminate
around USD 11bn
of net CET1
capital at
UBS Group
AG, which, as
a result
of this elimination, would reduce the estimated CET1 capital ratio for the Group from 18.5% to 16.5%.
This current
estimated incremental
capital of
USD 22bn resulting
from the
proposed changes
in Swiss
capital requirements
would be on top
of the additional capital
UBS is required to
hold as a result
of the acquisition of
the Credit Suisse Group.
This includes
around USD 9bn
to remove
the regulatory
concessions granted
to Credit
Suisse and
around USD 6bn
to
meet
the
progressive
add-on
due
to
the
increased
leverage
ratio
denominator
(LRD)
and
higher
market
share
of
the
combined
business.
The
phase-in
of
the
capital
requirements
relating
to
the
increases
in
LRD
and
market
share
commenced on 1 January 2026 and will be completed by 1 January 2030.
Altogether, if the proposed changes by the Swiss Federal Council were adopted as proposed, UBS would be required to
hold around USD 37bn in additional CET1 capital.
These estimates
have been
calculated based
on our balance
sheet at 31 December
2025, assume
that all capital
measures
are adopted as currently
proposed and use an
assumed CET1 capital ratio
of 12.5% for UBS
AG, the lower end
of our
target range
of 12.5–13.0%,
and 14.0%
for UBS
Group overall.
The estimates
also reflect
capital repatriations
of USD 3bn
from UK subsidiaries planned for 2026.
The estimate
of UBS
AG‘s incremental
capital requirements
at 31 December
2025 is
around USD 2bn
lower than
the
estimate of USD 24bn we published
on 6 June 2025 in
response to the Swiss Federal
Council proposal, which was based
on our first quarter 2025 balance sheet, (and USD 4bn lower than the estimate of USD 26bn based on UBS AG’s target
capital ratio of 12.5%). The reduction primarily results from accelerated repatriation of capital from UBS AG subsidiaries enabled by the rapid wind-down of Non-core and Legacy, timely and successful execution of our integration plans, and, in the
case of
the US,
improving profitability
expectations and
improvements in
our most
recent Internal
Capital Adequacy
Assessment Process (ICAAP) and Dodd-Frank Act Stress Test (DFAST) results.
UBS AG’s CET1
capital ratio of
14.2% at 31 December
2025 reflects these
accelerated capital repatriations.
As previously
communicated, we expect UBS AG’s CET1 capital
ratio to remain above our target levels in
the near term, mainly due to
leverage ratio considerations driven by the weakening of the US dollar.
UBS’s position
UBS has
submitted responses
to the
consultations on
the proposed
measures at
the ordinance
level and
on legislative
amendments. UBS overall supports the Swiss Federal Council's objective of drawing lessons from the Credit Suisse crisis
and
strengthening
the
regulatory
framework
with
targeted,
proportionate
and
internationally
aligned
measures.
However,
the proposed full deduction of foreign
subsidiaries from CET1 capital clearly does not
meet these criteria and
is
excessive.
In
addition,
UBS
has
outlined
that
the
proposed
regulatory
treatment
of
capitalized
software,
DTAs
on
temporary differences
and PVAs
is a
combination of
the maximum
requirements of
various jurisdictions
and does
not
give due consideration
to the ultimate
impact of
the overall
package, comparisons
to the capital
regimes in peer
countries
or
the
cost
of
such
extreme
measures.
Switzerland
already
has
one
of
the
strictest
regulatory
capital
regimes,
with
substantial progressive
capital surcharges
and a
conservative and
early implementation
of the
final Basel
III rules.
The
Swiss
Federal
Council’s
proposals
would
significantly
increase
the
requirements
and
would
contrast
sharply
with
developments across Europe, and in the
US, which have proposed, or are
expected to implement, less restrictive capital
regimes.

Annual Report 2025 |
Our business model and environment | Regulatory and legal developments

FINMA resolution report on UBS
In September 2025,
FINMA published its
2025 resolution report on
UBS related to the
2024 fiscal year. FINMA concluded
that UBS
remains resolvable
under UBS’s
existing preferred
resolution strategy,
which includes
a recapitalization
via a
bail-in at the Group holding company level.
›
Refer to “Recovery and resolution” in the “Regulation and supervision” section of this report for more information
Developments related to the implementation of the final Basel III standards
In
Switzerland,
the
amendments
to
the
Capital
Adequacy
Ordinance
(the
CAO)
that
incorporate
the
final
Basel III
standards into Swiss
law entered into
force on 1 January
2025. The
adoption of
the final
Basel III standards led
to a
similar
impact on
UBS AG consolidated
as on UBS
Group, with an
USD 8.6bn reduction in
UBS AG’s RWA. A
USD 6.5bn increase
in
market
risk
RWA
resulting
from
the
implementation
of
the
Fundamental
Review
of
the
Trading
Book
(the
FRTB)
framework was more than offset by a
USD 9.0bn reduction in operational risk RWA and a
USD 6.1bn reduction in credit
and counterparty credit risk RWA. The output floor,
which is being phased in until 2028, is currently not binding for the
UBS AG. The
final Basel III
implementation in
Switzerland had
a cumulative
net impact
on UBS AG
of adding
around
USD 60bn of RWA since
UBS started preparing
for its adoption
with a series
of model updates
and methodology
changes
over the last ten years.
In January
2026, the
Prudential Regulation
Authority (the
PRA) published
its final
policy statements
implementing the
Basel 3.1 standards
in the
UK. Implementation
remains set
for 1 January
2027, with
full phase-in
by 1 January
2030,
except for the
implementation of the
internal model approach
for market risk
(the FRTB Internal
Model Approach), which
has been
postponed to
1 January 2028.
The FRTB
regulation for
standardized and
advanced standardized
approaches
will apply from 1 January 2027. The impact of the UK Basel 3.1 regulations on UBS is expected to be immaterial.

Annual Report 2025 |
Our business model and environment | Regulatory and legal developments

In the
EU, the
final Basel III
requirements became
applicable as
of 1 January
2025, except
for the
FRTB regulation,
the
implementation of which has been delayed until 1 January 2027, as confirmed by the European Commission (the EC) in
September 2025. In addition, the
EC conducted a public consultation,
concluded in January 2026, on
policy options to
temporarily
mitigate
negative
impacts
stemming
from
the
absence
of
a
level
playing
field
with
regard
to
the
implementation of FRTB rules. UBS Europe SE is subject to Basel III regulations in the EU. The impact on UBS can only be determined once the EC publishes its final decision.
In the
US, banking
agencies, including
the Federal
Reserve Board,
have been
discussing amendments
to their
original
proposals regarding the implementation
of the final Basel III standards.
We expect that a re-proposal
will be issued in the
first half
of 2026.
UBS Americas
Holding LLC
is subject
to the
US requirements.
The impact
on UBS
can only
be determined
once the US publishes its final rules.
US supervisory changes
In August 2025, the Federal Reserve Board reduced the stress capital buffer (the SCB) of UBS Americas
Holding LLC, our
US-based
intermediate
holding
company,
to
5.2%,
from
9.3%,
applicable
from
1 October
2025
under
the
Federal
Reserve Board’s SCB rule, resulting in a total CET1 capital requirement of 9.7%. The SCB for UBS Americas Holding LLC is derived from the results of the Federal Reserve Board’s 2025 DFAST released in June 2025.
Earlier
in
2025,
the
Federal
Reserve
Board
proposed
measures
to
reduce
the
volatility
of
the
SCB
requirements
by
averaging the capital
stress test results
from the past
two years, with
the aim of
making capital planning
more predictable
for banks. In addition,
the Federal Reserve Board
proposed moving the effective
date for the annual
SCB updates from
1 October to 1 January to
allow more time to
meet the new requirements. We
expect the final rules to
be published in
the first half of 2026.
US federal banking agencies
have undertaken several initiatives
to reform supervisory standards
with the stated objective
of prioritizing
material financial
risks. In
October 2025,
the Federal
Deposit Insurance
Corporation (the
FDIC) and
the
Office of the Comptroller
of the Currency (the
OCC) issued two proposals. The
first proposal aims to
clarify supervisory
standards
regarding
the
circumstances
under
which
a
deficiency
would
rise
to
the
level
of
a
supervisory
finding
or
enforcement action. The second proposal would
prohibit examiners from criticizing or taking
adverse action on the basis
of reputational
risk. In
November 2025,
the Federal
Reserve Board
released a
statement of
supervisory operating
principles
that outlines objectives for supervision, expressing
its focus on material financial risks
over process-based concerns. The
Federal
Reserve
Board
has
also
finalized
a
rule
to
amend
its
supervisory
rating
framework
for
large
bank
holding
companies. Under
the rule,
which
became effective
on
16 January 2026,
the Federal
Reserve Board
will take
a
more
holistic approach in determining whether
it considers covered companies to
be well managed. The impact
of these will
depend on the implementation by examination staff at these agencies.
In addition, in
August 2025, a
presidential executive
order directed the
US federal banking
agencies to identify
supervised
institutions that
have previously
engaged or
are currently
engaged in
“politicized or
unlawful debanking”,
which the
order defined as
restrictions on access
to financial
services based on
a customer’s political
or religious
beliefs or lawful
business activities.
In December
2025, the
OCC released
preliminary findings
from its
supervisory review
of debanking
activities at
the nine
largest national
banks that
it supervises.
The OCC
determined that
the banks
had policies
or practices
that limited
access to
banking services
for certain
customers and
has recommended
documentation of
individualized,
objective, risk-based analyses
for any decision
to restrict access
to banking services. The
full impact of
this issue will
be
dependent on the outcome of ongoing debanking reviews of the OCC and other federal banking agencies.
In January 2026, the OCC issued a conditional approval for UBS Bank USA’s application to become a national bank.
Developments related to environmental, social and governance matters, and sustainable finance
Developments in the EU to simplify regulations regarding environmental, social and governance matters
In
February
2025,
the
EC
published
proposals
to
simplify
the
requirements
of
the
Corporate
Sustainability
Reporting
Directive (the CSRD), the
reporting requirements
under the Taxonomy
Regulation and the Corporate
Sustainability Due
Diligence Directive (the CSDDD), with a view
to reducing the reporting and regulatory burden, in particular for small and
medium-sized
enterprises,
and
to
enhancing
the
EU’s
competitiveness.
In
April
2025,
EU
legislators
approved
the
directive,
delaying
certain
application
dates
of
the
CSRD
and
the
CSDDD,
with
that
directive
entering
into
force
on
17 April 2025.
In July 2025, the EC adopted amendments to the European Sustainability Reporting Standards (the ESRS) to allow wave one companies subject to CSRD reporting to omit certain of the ESRS disclosures for the 2025 and 2026 financial years.
Also in July
2025, the EC
adopted final measures
to simplify the
disclosure requirements
under Art. 8 of
the EU Taxonomy
Regulation.
In July 2025, Germany’s Federal
Ministry of Justice and
Consumer Protection published a
new draft bill to implement
the
CSRD. While legislative steps
were taken, full enactment
before 31 December 2025, for
application to the 2025
financial
year, has not taken place. As a result, CSRD reporting
was not made mandatory in Germany for the 2025 financial
year
for
large
companies
that
are
subject
to
wave
one
reporting
requirements
of
the
CSRD,
which
would
have
included
UBS AG (having selected Germany as its EU home member state under the EU Transparency directive).

Annual Report 2025 |
Our business model and environment | Regulatory and legal developments

In December 2025, EU legislators reached a final agreement on proposals to simplify the requirements of the CSRD
and
the CSDDD. The agreement provides for a significantly reduced scope of application of both the
CSRD and the CSDDD,
while maintaining their extra-territorial application.
Companies within the scope of the
CSDDD will be required to take
a
risk-based approach
when conducting
due diligence
and will
no longer have
to adopt
a transition plan
for climate
change
mitigation. EU Member States will have to transpose the revised CSRD into national law within the 12 months following
its entry into force, which is expected in the first quarter of 2026. With regard to the CSDDD, the transposition deadline
has been further postponed until July 2028, with
compliance to be achieved by July 2029. UBS AG and
UBS Europe SE,
would remain
within the
scope of
the revised
CSRD and
become subject
to CSRD
reporting once
Germany has
transposed
this directive. We are assessing the expected impact of scope changes of the revised CSDDD.
On 1 January 2026, simplification measures
to the reporting requirements under
Art. 8 of the EU
Taxonomy Regulation
became
effective.
Companies have
the
option
of
implementing the
changes
for the
2025
financial
year
or
the
2026
financial
year.
The
measures
aim
to
reduce
the
burden
and
costs
of
taxonomy
reporting
for
companies
pending
the
completion of
the
comprehensive review
of
the EU
Taxonomy
Regulation and
related reporting
rules
in 2026.
UBS
is
applying the
changes to
the taxonomy
reporting of
UBS AG standalone and
UBS Europe SE consolidated for
the 2025
financial year.
›
Refer to the “Sustainability statement” section of the UBS AG Annual Report 2025 (for filing in the EU), available under “Annual
reporting” at ubs.com/investors , for more information
US climate disclosure requirements
In March 2025, the US Securities and Exchange Commission (the SEC) announced that it would end its legal defense of its 2024 climate disclosure regulation. The implementation of the regulation had previously been suspended by the SEC as a
result of legal
challenges. Certain
US states
have adopted
or intend
to adopt
specific state-level
climate risk
disclosure
requirements for
companies operating in their
respective states. UBS
will monitor these developments
to assess impact
as rules are finalized.
The Swiss Federal Council pauses the revision of the Ordinance on Climate Disclosures
In June 2025, the Swiss Federal Council decided to pause the revision of the Ordinance on Climate Disclosures until the
approval of
the ongoing
revision of
the overarching
legislation on
sustainability reporting
in the
Swiss Code
of Obligations
or until 1 January 2027, at the latest.
Changes to the UK senior management function and material risk taker compensation schemes
In
October
2025,
the
Prudential
Regulation
Authority
and
Financial
Conduct
Authority
adopted
changes
to
their
regulations on the
compensation of senior
managers and material
risk takers. The
revised regulations
generally reduce
the portion of
incentive compensation subject
to mandatory deferral,
reduce the mandatory
deferral periods
for incentive
compensation to a uniform four years, eliminate post-vesting blocked periods and permit awards to accrue interest and dividends. Changes are generally
effective immediately and companies
may elect to apply
certain elements of
the revised
requirements to
awards in
the current
compensation year,
as well
as to
outstanding deferred
incentive compensation
plans. UBS is assessing the changes and the related impacts.
Mutual recognition agreement with the UK approved by the Swiss Parliament
In March
2025, the
Swiss Parliament
approved the
Berne Financial Services
Agreement (the
BFSA) with
the UK,
which
facilitates cross-border financial activities based on
a new model for regulatory cooperation
and outcomes-based mutual
recognition of domestic rules. The
BFSA is supplemented by an enhanced and
closer supervisory process and additional
supervisory
arrangements
where
new
market
access
is
granted.
Regulations
to
implement
the
BFSA
in
the
UK
were
submitted to UK Parliament in July 2025 and entered into force on 1 January 2026.
Digital assets and artificial intelligence
Developments related to digital assets
In October
2025, the
Swiss Federal
Council launched
a consultation
on proposed
amendments to
the Financial
Institutions
Act aimed
at improving
the framework
conditions for
market development,
the attractiveness
of the Swiss
financial center
and the
integration of innovative
financial technologies into the
existing financial system.
The proposal
introduces two
new license categories:
a payment instrument
institution (PII)
license, which
would allow the
holder to issue
a 1:1-backed,
single
currency
regulated
stablecoin;
and
a
crypto-institution (CI)
license
to
provide
cryptocurrency
services, including
staking, custody
and
trading. Under
the
proposal, banks
would need
to
have a
separate PII-licensed
entity to
issue a
regulated stablecoin.
However,
existing banking
licenses
would allow
banks to
conduct CI
services. The
Swiss Federal
Council plans to
submit a draft
bill to the
Swiss Parliament,
likely by the
end of 2026.
Separately, the
Swiss Parliament
decided in
November 2025
to postpone
debate on
the national
implementation
of the
Crypto Asset
Reporting Framework,
issued
by
the
Organisation
for
Economic
Co-operation
and
Development,
pushing
implementation beyond
2026.
In
September 2025, FINMA issued guidance on
the disclosure of crypto-based assets in
the annual financial statements of
banks and securities
firms.

Annual Report 2025 |
Our business model and environment | Regulatory and legal developments

In the US, the Guiding and Establishing
National Innovation for US Stablecoins Act
(the GENIUS Act) was signed into
law
in July 2025, establishing a federal framework for stablecoin issuers. The banking agencies and the US Treasury are now working to implement
the law. In January
2025, a presidential executive
order (an EO) was
issued to promote the
growth
and use of US digital assets. Federal agencies have taken some actions in response to the EO and the final report issued following the EO, including the SEC rescinding its Staff Accounting Bulletin 121.
The
Bank
of
England
(the
BoE)
published
a
consultation
in
November
2025
on
a
regulatory
framework
for
sterling-
denominated systemic stablecoins. The BoE sets out a proposed prudential and supervisory regime for non-bank issuers
of stablecoins deemed “systemic”. The final rules and supervisory approach are expected in the second half of 2026.
Developments related to artificial intelligence
In February
2025, the
Swiss Federal
Council decided
on its
approach to regulating
artificial intelligence
(AI) in
Switzerland,
formally clarifying that a
general cross-sector AI
law will not be
adopted. Under this approach,
the Council of Europe’s
Framework Convention
on Artificial
Intelligence will
be incorporated
into Swiss
law,
and adjustments
to existing
laws
should
be
sector
specific.
Only
key
areas
relevant
to
fundamental
rights,
such
as
data
protection,
will
be
subject
to
general,
cross-sectoral
regulation.
The
government
will
draft
a
bill
for
consultation
to
implement
the
Framework
Convention on Artificial
Intelligence by the
end of 2026.
Separately,
non-legally binding measures
will be proposed
by
the end of 2026.
Risk factors
Certain risks,
including those described
below,
may affect
our ability to
execute our
strategy or our
business activities,
financial condition, results of operations and prospects. We are inherently exposed to multiple risks, many of which may
become apparent only with
the benefit of
hindsight. As a result,
risks that we do
not consider to be
material, or of which
we are not
currently aware, could
also adversely affect us.
Within each category,
the risks that we
consider to be most
material are presented first.
Strategy, management and operational risks
Substantial changes in regulation may adversely affect our businesses and our ability to execute our strategic plans
We
are
subject
to
significant
regulatory
requirements,
including
capital
and
liquidity,
legal
structure
requirements,
recovery and resolution planning, new and revised market
standards and fiduciary duties, as well
as new and developing
environmental, social and governance
(ESG) standards and requirements. In addition,
measures adopted or proposed for
banking and other regulation differ significantly across the major jurisdictions, making it increasingly difficult to manage a global
institution. Regulatory
reviews of
the events
leading to
the failures
of US
banks and
the acquisition
of Credit
Suisse
by
UBS
Group
AG
in
2023,
as
well
as
regulatory
measures
to
complete
the
implementation
of
the
Basel
III
standards, may increase capital,
liquidity and other
requirements applicable to banks,
including UBS AG.
Swiss regulatory
changes with regard
to such matters
as capital and
liquidity have often
proceeded more quickly
than those in
other major
jurisdictions, and Switzerland’s requirements for major international banks are among the strictest of the major financial
centers. Switzerland has implemented the final Basel III requirements effective
1 January 2025, while implementation in
other jurisdictions, including the United States, the EU and the UK, remains uncertain.
In June 2025,
the Swiss Federal
Council published for
consultation proposed amendments
to the Swiss
Capital Adequacy
Ordinance. As currently proposed, such amendments would become effective in January
2027. In September 2025, the
Swiss Federal Council began
a second public consultation
on legislative amendments to
capital requirements related to
foreign subsidiaries, which are
intended to become effective
in 2028, at
the earliest, and
are expected to
be phased in
over a period
of six to
eight years. The
Swiss Federal council
is expected to
publish for consultation,
in the first
half of
2026, the
remainder of
the legislative
changes implementing
the recommendations
from the
review. The
capital measures
proposed by the Swiss
Federal Council, if adopted
as proposed, would require
significant additional capital at
UBS AG.
Increased capital
or liquidity
requirements would
put us
at a
disadvantage when
competing with
peer financial
institutions
subject to lower capital or liquidity requirements.
Our
implementation
of
additional
regulatory
requirements
and
changes
in
supervisory
standards,
as
well
as
our
compliance with existing laws and regulations,
has entailed significant implementation and
ongoing costs and continues
to receive heightened scrutiny from supervisors. If we do not meet supervisory expectations in relation to these or other matters, or if additional supervisory
or regulatory issues arise,
we would likely be subject
to further regulatory scrutiny,
as
well as measures that may constrain our strategic flexibility.
Resolvability and
resolution and
recovery planning:
We have
moved significant
operations into
subsidiaries to
improve
resolvability and meet
other regulatory requirements,
and this has resulted
in substantial implementation
costs, increased
our
capital
and
funding
costs
and
reduced
operational
flexibility.
For
example,
we
have
transferred
all
of
our
US
subsidiaries
under
a
US
intermediate
holding
company
to
meet
US
regulatory
requirements
and
have
transferred
substantially all
the operations
of Personal
& Corporate
Banking booked
in Switzerland
to UBS
Switzerland AG
to improve
resolvability.

Annual Report 2025 |
Our business model and environment | Risk factors

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
in place a
viable emergency
plan to preserve
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
The
authorities
in
Switzerland
and
internationally
have
published
lessons
learned
from
the
Credit
Suisse
and
the
US
regional bank failures,
which are expected
to result in
additional requirements
regarding recovery and
resolution planning
as well as early intervention
tools for authorities. In September
2025, FINMA published its 2025
resolution report on UBS
related to
the 2024
fiscal year
and FINMA
concluded that
UBS remains
resolvable under
UBS’s existing
preferred resolution
strategy.
However,
given
the
lessons
learned
from
the
Credit
Suisse
crisis,
FINMA
also
determined
that
the
Swiss
emergency plan of UBS
– although largely compliant
with the current legal
requirements – requires further
development,
in
particular
better
integration
into
UBS’s
global
resolution
plan,
to
meet
the
objective
of
maintaining
systemically
important functions while also safeguarding financial
stability at the international level.
Due to the ongoing integration
of Credit Suisse into UBS, FINMA has refrained from assessing UBS’s recovery plan, which outlines measures that aim to restore financial strength if UBS should come under
severe capital or liquidity stress. We expect
to make adjustments to
our resolution
plans to
reflect additional
guidance from
FINMA and
may be
required to
make further
adjustments to
reflect any changes to law that are enacted.
Increases in capital
and changes in
liquidity requirements may,
in the aggregate
require us to
maintain significantly higher
levels of capital, which may have an effect on our
ability to achieve our strategic plans, to meet ambitions for return on
capital,
and
to
achieve
our
ambitions
for
capital
returns
to
shareholders.
Significantly
higher
capital
or
liquidity
requirements applied
to the
UBS Group
or UBS
AG relative
to competitors
in Switzerland
or abroad
may affect
UBS’s
ability to compete with firms subject to less stringent capital requirements and increase UBS’s costs to serve customers.
Market regulation
and fiduciary
standards:
Our businesses
operate in
an environment
of increasing
regulatory scrutiny
and changing standards with respect to fiduciary and other standards of care and the focus on mitigating or eliminating conflicts
of
interest
between
a
manager
or
advisor
and
the
client,
which
require effective
implementation
across
the
global systems and processes of
investment managers and other industry
participants. Future changes in the regulation
of our
duties to
customers, including
any potential
changes to
banking examination
and oversight
practices and
standards
as a
result of
interpretations of
law, may
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

Annual Report 2025 |
Our business model and environment | Risk factors

UBS’s acquisition of Credit Suisse Group AG exposes UBS AG to heightened litigation risk and regulatory scrutiny and entails significant additional costs, liabilities and business integration risks
UBS
Group
AG
acquired
Credit
Suisse
Group
AG
under
exceptional
circumstances
and
the
continued
outflows
and
deteriorating overall financial
position of Credit Suisse,
in order to avert
a failure of Credit Suisse
and thus damage to
the
Swiss financial
center and
to global
financial stability.
The acquisition
was effected
through a
merger of
Credit Suisse
Group AG with
and into UBS
Group AG, with
UBS Group AG
succeeding to all
assets and all liabilities
of Credit Suisse
Group
AG,
becoming
the
direct
or
indirect
shareholder
of
the
former
Credit
Suisse
Group
AG’s
direct
and
indirect
subsidiaries. Therefore, on
a consolidated basis, all
assets, risks and liabilities
of the Credit
Suisse Group became
a part
of UBS. This
includes all ongoing and
future litigation, regulatory
and similar matters
arising out of
the business of
the
Credit
Suisse
Group,
thereby
materially
increasing
UBS’s
exposure
to
litigation
and
regulatory
risks.
UBS,
including
UBS AG, has, and expects to
continue to, incur substantial costs to
manage and resolve litigation,
regulatory and other
issues arising from Credit Suisse. In addition to the litigation and regulatory risks inherited from Credit Suisse Group AG,
various
legal
challenges
to
the
acquisition
transaction
have
been
brought
by
former
securityholders
of
Credit
Suisse
Group AG.
Former
Credit
Suisse
shareholders
have
brought
claims
challenging
the
amount
of
merger
consideration
received and
seeking a
valuation under
the Swiss
Merger Act.
Former holders
of Credit
Suisse additional
tier 1 capital
instruments have brought claims seeking a determination that FINMA’s order directing
Credit Suisse Group AG to write
down such
instruments was unauthorized
and unlawful. In
a partial ruling,
the Swiss Federal
Administrative Court has
ruled that
FINMA’s order was
unlawful without
addressing any potential
remedy. This ruling has
been appealed
by FINMA
and by UBS to
the Swiss Federal Supreme
Court. Although UBS believes
these claims are
without merit, a final
adverse
decision in any of these matters could be material to UBS AG.
UBS AG has also incurred and expects to continue to incur
costs to manage other issues arising from Credit Suisse. This includes
substantial
resources
in
connection
with
our
voluntary review
of
historical
records
relating
to
Credit
Suisse’s
World War II-era conduct.
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
including successful completion
of the transfer of
clients from legacy Credit
Suisse platforms
to UBS platforms in Switzerland, our largest booking center;
–
maintain deposits
and client
invested assets
in our
Global Wealth
Management division
and in
Switzerland, and
to
attract additional deposits and invested assets to the combined firm;
– achieve cost reductions at the levels and in the timeframe we plan;
–
enhance, integrate
and, where
necessary, remediate
risk management
and financial
control and
other systems
and
frameworks;
–
complete the simplification
of the
legal structure of
the combined firm
in an expedited
manner, including obtaining
regulatory approvals and licenses required to implement these changes;
–
complete
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
The level
of success
in the
absorption of
Credit Suisse,
in the
integration of
the two
groups and
their businesses,
the
execution of cost reductions and divestment of non-core assets, as well as resulting impairments and write-downs, may
impact the operational results, share price and the credit rating of UBS entities. The combined Group will be required to devote significant management attention and resources to
integrating its business practices and support functions.
The
diversion of management’s attention
and any delays
or difficulties encountered in
connection with the transaction
and
the
coordination
of
the
two
companies’
operations
could
have
an
adverse
effect
on
the
business,
financial
results,
financial condition or the share price of the combined Group following the transaction.

Annual Report 2025 |
Our business model and environment | Risk factors

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
including
disruption
of
our
operations, misappropriation
of
confidential information
concerning
us
or
our
clients,
damage to
our systems,
financial losses
for us
or our
clients, violations
of data
privacy and
similar laws,
litigation exposure,
and damage to our reputation.
We may be subject to
enforcement actions as regulatory focus
on cybersecurity increases
and regulators
have announced
new rules,
guidance and
initiatives on
ransomware and
other cybersecurity-related
issues.

Annual Report 2025 |
Our business model and environment | Risk factors

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
Suisse AG have increased,
materially, the
portfolio of
business that
is outside
of our
risk appetite
and subject
to exit
in the
Non-core and
Legacy
segment.
We also manage
risk on
behalf of our
clients. The performance
of assets
we hold for
our clients may
be adversely affected
by the aforementioned factors.
If clients suffer losses
or the performance of
their assets held
with us is not
in line with
relevant
benchmarks against
which
clients assess
investment performance,
we
may
suffer
reduced
fee
income and
a
decline in assets under management, or withdrawal of mandates.

Annual Report 2025 |
Our business model and environment | Risk factors

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
tools and
deployment of
artificial intelligence,
or are unable
to attract
or retain the
qualified people
needed.
The
amount
and
structure
of
our
employee
compensation
is
affected
not
only
by
our
business
results
but
also
by
competitive factors and regulatory considerations.
In response
to the demands
of various stakeholders,
including regulatory
authorities and shareholders,
and in order
to
better align the interests of our staff with other stakeholders, our compensation framework includes deferral periods
for
stock awards, forfeiture provisions and
clawback provisions for certain awards
linked to business performance. We also
have individual caps
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
Constraints on the amount or structure of employee compensation, high levels of deferral, performance conditions and other circumstances triggering the
forfeiture of unvested awards
may adversely affect our
ability to retain and
attract key
employees, particularly where we
compete with companies that
are not subject to these
constraints. The loss of
key staff
and the inability to attract
qualified replacements could seriously compromise our
ability to execute our strategy
and to
successfully
improve
our
operating
and
control
environment,
and
could
affect
our
business
performance.
Swiss
law
requires that shareholders approve
the compensation of the
Board of Directors of
UBS Group AG (the
Group BoD) and
the Group
Executive Board
(GEB) each
year. If
UBS Group
AG’s shareholders
fail to
approve the
compensation for
the
GEB or
the Group
BoD, this
could have
an adverse
effect on
our ability
to retain
experienced directors
and our
senior
management.
Our operating results, financial condition and ability to pay our obligations in the future may be affected by funding, dividends and other distributions received directly or indirectly from subsidiaries, which may be subject to restrictions
UBS AG’s ability
to pay its obligations
in the future will
depend on the level
of funding, dividends
and other distributions,
if
any,
received
from
UBS
Switzerland
AG
and
other
subsidiaries.
The
ability
of
such
subsidiaries
to
make
loans
or
distributions, directly
or indirectly,
to UBS
AG may
be restricted
as a
result
of several
factors, including
restrictions in
financing agreements
and the
requirements
of applicable
law and
regulatory,
fiscal or
other restrictions.
In particular,
UBS AG’s direct and indirect subsidiaries, including UBS Switzerland AG, UBS Americas
Holding LLC, UBS Europe SE and
Credit Suisse
International, are
subject to
laws and
regulations that
require the
entities to
maintain minimum levels
of
capital
and liquidity,
that restrict
dividend payments,
that authorize
regulatory
bodies to
block or
reduce
the flow
of
funds from those
subsidiaries to
UBS AG or
that could
affect their ability
to repay any
loans made
to, or
other investments
in, such subsidiary by UBS AG
or another member of the
Group. Restrictions and regulatory actions could impede
access
to funds that UBS AG may need to meet its obligations, to pay dividends to shareholders or to repurchase our shares. In addition,
UBS
AG’s
right
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

Annual Report 2025 |
Our business model and environment | Risk factors

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
In periods
of significant
market volatility,
our businesses
may experience
a decrease
in client
activity levels
and market
volumes, which
would adversely
affect our
ability to
generate transaction
fees and
commissions, particularly
in Global
Wealth Management
and the
Investment Bank.
A market
downturn would
likely reduce
the volume
and valuation
of
assets that we manage on behalf of clients, which would reduce recurring fee income that is charged based on invested
assets, primarily in Global Wealth Management and Asset Management. Such a downturn could also cause a decline in the value of
assets that we
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
increased
credit
and
counterparty
risk,
and
operational
challenges,
as
we
saw
with
the
COVID-19
pandemic.
Such
economic or market
disruptions, including
inflationary pressures, may
lead to reduced
levels of client
activity and demand
for
our
products
and
services,
increased
utilization
of
lending
commitments,
significantly
increased
client
defaults,
continued
and
increasing
credit
and
valuation losses
in our
loan
portfolios,
loan commitments
and
other
assets, and
impairments of other financial assets.
Geopolitical events:
US – China tensions, conflict in the Middle East,
the continuing Russia–Ukraine war, as well as other
geopolitical events
may have
significant impacts
on global
markets, exacerbate
global inflationary
pressures and
slow
global
growth.
In
addition,
the
ongoing
conflicts
and
other
events
may
continue
to
cause
significant
population
displacement, and lead
to shortages of
vital commodities,
including energy shortages
or significantly higher
energy prices
and food insecurity
outside the areas
immediately involved
in armed conflict.
Governmental responses
to armed conflicts,
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
currency,
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
on future
developments, including
the effects
of the
current conditions
on our
clients, counterparties,
employees and
third-party service providers.

Annual Report 2025 |
Our business model and environment | Risk factors

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
exports, low
or negative
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
are sensitive
to changes
in interest
rate trends.
A prolonged
period of
low or
negative interest
rates,
particularly in Switzerland and
the Eurozone, adversely affected
the net interest
income generated by UBS’s
Personal &
Corporate Banking
and Global
Wealth Management
businesses prior
to 2022.
The return
to a
zero policy
rate by
the
Swiss National Bank in 2025 has and, UBS AG expects, will continue to adversely affect our net interest income. Actions that UBS
took in
the 2022
period to
mitigate adverse
effects on
income, such
as the
introduction of
selective deposit
fees or minimum lending rates, contributed to outflows of customer deposits, net new money outflows and a declining market share in its Swiss lending business.
Higher interest rates
generally benefit UBS
AG’s net interest
income. When interest
rates increase substantially,
returns
on alternatives
to deposits,
such as
returns on
money market
funds, may
increase relative
to deposit
rates, leading
to
outflows of customer deposits and shifts of deposits from lower-interest account types to higher interest products, such as savings
and certificates
of deposit.
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
currency exposure, which leads
to currency sensitivity.
As a consequence, it is
not possible to
simultaneously fully hedge both CET1 capital and the CET1 capital ratio. Accordingly, changes in foreign exchange rates
may adversely affect our profits,
balance sheet, and capital, leverage and liquidity coverage
ratios. During 2025, the US
dollar materially
depreciated against
other major
currencies, including
the Swiss
franc and
the euro.
This depreciation
resulted in an increase
of the US dollar value
of assets denominated in other
currencies reflected on our
balance sheet,
increasing our leverage ratio denominator.
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
new
trial.
Ultimately, the
case was
resolved
in September
2025
and UBS
AG agreed
to
pay
a
fine
of
EUR 730m
and
EUR 105m in civil damages to the French State.

Annual Report 2025 |
Our business model and environment | Risk factors

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
regulatory scrutiny.
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
completed.
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
If we experience severe financial difficulties, FINMA has the power to open restructuring or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and such proceedings or measures may have a material adverse effect on our creditors
Under the Swiss
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
capital instruments,
including
UBS Group senior
debt and additional
tier 1 capital
instruments, and, if
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

Annual Report 2025 |
Our business model and environment | Risk factors

Upon full
or partial
write-down of
the equity
and regulatory
capital instruments
of the
entity subject
to restructuring
proceedings, the relevant creditors would receive no
payment in respect of the
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
number of
Credit
Suisse’s
legal
proceedings
increase
the
uncertainty
associated
with
assessing
the
appropriate
provision.
If
the
estimates and assumptions
in future periods
deviate from the
current outlook, our
financial results may
also be negatively
affected.

Annual Report 2025 |
Our business model and environment | Risk factors

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
The effect of taxes on our financial results is significantly influenced by changes in tax law, or reinterpretations of existing laws by courts or tax authorities, reassessments of our deferred tax assets and operating losses of certain entities with no associated tax benefit
Our effective
tax
rate is
highly sensitive
to our
performance, our
expectation of
future
profitability
and any
potential
increases or
decreases in statutory
tax rates, such
as any potential
increase or decrease
in the US
federal corporate tax
rate, and changes
in the interpretation
of tax law. Furthermore,
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
locations to diminish in
value. This, in turn,
would cause a
write-down of the associated
DTAs. Conversely,
an increase
in US corporate tax rates would result in an increase in the Group’s recognized DTAs.
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
our assessment
of
uncertain
tax
positions,
could
cause
the
amount
of
taxes
we
ultimately
pay
to
materially
differ
from
the
amount
accrued.

Annual Report 2025 |
Our business model and environment | Risk factors

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
the
UBS
AG
Group.
UBS
Group
AG
and
its
subsidiaries
may
become subject to additional Swiss tax on future reversals of such impairments for
Swiss tax purposes. Reversals of prior
impairments may occur
to the
extent that the
net asset value
of the
previously impaired
subsidiary increases,
e.g. as
a
result of an increase in
retained earnings. Although
it is difficult to
quantify this additional
future tax exposure, as
various
potential
mitigants
(e.g.
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
“AA–“.
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
our funding
outflows
could exceed
the assumed
amounts.

Annual Report 2025 |
Financial and operating performance | Accounting and financial reporting

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
Key
areas
involving
a
high
degree
of
judgment
and
areas
where
estimates
and
assumptions
are
significant
to
the
consolidated
financial
statements
include
the
following
(the
Notes
referred
to
below
are
in
“Notes
to
the
UBS
AG
consolidated financial statements” in the “Consolidated financial statements” section of this report):
– determination of carrying amounts of assets and liabilities and treatment of reserves for business combinations under common
control
(refer
to
“Note 1
Summary
of
material
accounting
policies,
item 1
Consolidation
and
business
combinations” and “Note 28 Changes
in organization and acquisitions
and disposals of subsidiaries
and businesses”);
–
expected credit loss measurement
(refer to “Note 1 Summary
of material accounting policies,
item 2g Allowances and
provisions for expected credit losses” and “Note 19 Expected credit loss measurement”);
–
fair
value
measurement
(refer
to
“Note 1
Summary
of
material
accounting
policies,
item
2f
Fair
value
of
financial
instruments” and “Note 20 Fair value measurement”);
–
income taxes (refer
to “Note 1 Summary
of material accounting
policies, item 6
Income taxes” and
“Note 8 Income
taxes”);
–
provisions and contingent liabilities (refer to “Note 1 Summary of material accounting policies, item 10 Provisions
and
contingent liabilities”
and “Note 17 Provisions and contingent liabilities”); and
–
goodwill (refer to “Note 1 Summary of material
accounting policies, item 9 Goodwill and other
separately identifiable
intangible assets” and “Note 12 Goodwill and intangible assets”).
›
Refer to the “Risk factors” section of this report for more information
Accounting and financial reporting changes in 2025
Disclosures about Uncertainties in the Financial statements
In November
2025, the
IASB issued
illustrative examples
Disclosures about
Uncertainties in
the Financial
Statements
, using
climate-related examples to illustrate
how requirements in IFRS Accounting
Standards are applied to report the
effects of
uncertainties in the financial statements.
The guidance provided through
these examples is consistent
with the manner
in which UBS AG prepares its financial statements.
Accounting and financial reporting changes after 2025
IFRS 18, Presentation and Disclosure in Financial Statements
In
April
2024,
the
IASB
issued
a
new
standard,
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
Amendments to IFRS 9, Financial Instruments , and IFRS 7, Financial Instruments: Disclosures
In
May
2024,
the
IASB
issued
Amendments
to
the
Classification
and
Measurement
of
Financial
Instruments
–
Amendments to
IFRS 9 and
IFRS 7
(the Amendments).
The Amendments
relate to
classification of
financial assets
and
derecognition of
financial instruments, including
introduction of an
accounting policy election
to derecognize
financial
liabilities
settled
through
electronic
transfer
systems
before
the
settlement
date,
if
certain
conditions
are
met.
The
Amendments
also
introduce
new
disclosure
requirements
for
financial
instruments with
contractual
terms
that
could
change the
timing or
amount of
contractual cash
flows. The
Amendments are
effective from
1 January 2026
and will
have limited impact on UBS AG’s financial statements.

Annual Report 2025 |
Financial and operating performance | UBS AG consolidated performance

UBS AG consolidated performance
Income statement
For the year ended % change from
USD m 31.12.25 31.12.24 31.12.23 31.12.24
Net interest income
6,354
4,678
4,566
36
Other net income from financial instruments measured at fair value through profit or loss
13,952
12,959
9,934
8
Net fee and commission income
27,400
23,438
18,610
17
Other income
(17)
1,248
566
Total revenues
47,688
42,323
33,675
13
Credit loss expense / (release)
549
544
143
1
Personnel expenses
22,702
19,958
15,655
14
General and administrative expenses
17,481
16,548
11,118
6
Depreciation, amortization and impairment of non-financial assets
2,856
2,840
2,238
1
Operating expenses
43,038
39,346
29,011
9
Operating profit / (loss) before tax
4,101
2,433
4,521
69
Tax expense / (benefit)
534
900
1,206
(41)
Net profit / (loss)
3,566
1,533
3,315
133
Net profit / (loss) attributable to non-controlling interests
26
51
25
(50)
Net profit / (loss) attributable to shareholders
3,541
1,481
3,290
139
Comprehensive income
Total comprehensive income
7,812
749
4,625
943
Total comprehensive income attributable to non-controlling interests
40
3
27
Total comprehensive income attributable to shareholders
7,772
747
4,598
941
Net integration-related expenses, by business division and Group Items
For the year ended
USD m 31.12.25 31.12.24
Global Wealth Management
1,670
1,478
Personal & Corporate Banking
989
551
Asset Management
258
286
Investment Bank
354
1
605
Non-core and Legacy
879
831
Group Items
897
2
37
Net integration-related expenses
5,047
3,788
of which: total revenues
758
1,2
51
of which: operating expenses
4,289
3,737
of which: personnel expenses
1,580
1,291
of which: general and administrative expenses
2,434
2,047
of which: depreciation, amortization and impairment of non-financial assets
275
399
1 Includes a USD 128m gain from the sale of a stake in a subsidiary, Credit
Suisse Securities (China) Limited.
2 Includes a USD 943m loss from the repurchase of legacy Credit Suisse debt instruments.
2025 compared with 2024
The legal merger of
UBS AG and Credit Suisse AG on
31 May 2024 has had
a significant impact on
the results from June
2024 onward.
This discussion
and analysis
compares the
results of
the 2025
financial year, which cover
twelve full
months
of post-merger results,
with those of the
2024 financial year,
which included seven full
months of post-merger results.
This is a material driver in many of the increases across both revenues and operating expenses.
›
Refer to “Note 28 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the
“Consolidated
financial statements” section of this report for more information about the accounting for the merger of UBS AG and Credit
Suisse AG
Results 2025 vs 2024
In 2025,
net profit
attributable to
shareholders increased
by USD 2,060m,
to USD 3,541m,
and included
a net
tax expense
of USD 534m.

Annual Report 2025 |
Financial and operating performance | UBS AG consolidated performance

Operating profit before tax increased
by USD 1,668m, or 69%, to USD 4,101m, reflecting higher
total revenues, partly
offset by higher operating expenses
,
with credit loss expenses broadly stable
.
Total revenues increased by USD 5,365m,
or 13%,
to USD
47,688m
and included
increases driven by
the consolidation of
Credit Suisse AG revenues
for the full
year and
from foreign
currency
effects.
The increase
in total
revenues
was driven
by increases
of USD
3,962m
in net
fee
and
commission
income
and
USD 2,669m
in
total
combined
net
interest
income
and
other
net
income
from
financial
instruments
measured at
fair value
through profit
and loss,
partly offset
by a USD
1,265m
decrease in
other
income. Operating
expenses increased
by USD 3,692m,
or 9%, to
USD 43,038m
and included
increases driven by the
consolidation of Credit Suisse AG expenses for the full year and from foreign currency effects,
as well as an
increase of
USD 552m
in
integration-related
expenses.
The
overall
increase
was
mainly
driven
by
increases
of
USD 2,744m
in
personnel expenses
and USD 933m in
general and
administrative
expenses. Net
credit loss expenses
were USD 549m,
compared with
USD 544m
in 2024.
Integration-related
expenses
are
temporary,
incremental
and
directly
related
to
the
integration
of
Credit
Suisse
into
UBS, including costs of internal
staff and contractors substantially
dedicated to integration
activities, retention
awards,
redundancy costs,
incremental expenses
from the shortening
of useful lives
of property, equipment
and software,
and
impairment
charges
relating
to
these
assets.
Integration-related
expenses
in
general
and
administrative
expenses
primarily
included
shared services
costs charged
from other
companies
in the
UBS Group
reporting
scope, consulting
fees and outsourcing costs. Classification
as integration-related
expenses does not affect the timing of recognition
and
measurement
of those expenses
or the presentation
thereof in the
income statement
.
Total revenues
Net interest income and other net income from financial instruments measured at fair value through profit or loss
Total
combined net
interest
income and
other net
income from
financial instruments
measured at
fair value
through
profit or loss increased by USD 2,669m to USD 20,306m.
The
year-on-year
variance
was
mainly
driven
by
a
USD 1,415m
increase
in
the
Investment
Bank’s
revenues
to
USD 7,544m, mainly driven by
Global Markets. This
increase was mostly due
to higher volatility and
increased levels of
client activity in
Derivatives & Solutions,
as well as
higher client balances
in Prime Brokerage
within Financing. In
addition,
revenues in
Global Wealth
Management increased
by USD 1,009m
to USD 8,382m
and revenues
in Personal
& Corporate
Banking increased by USD 604m to USD 5,359m, both mainly
driven by the consolidation of Credit Suisse AG revenues
for the full year.
The
aforementioned
increases
were
partly
offset
by
Non-core
and
Legacy,
which
reported
negative
revenues
of
USD 202m, compared
with positive
USD 32m in
2024, reflecting
lower net
gains from
position exits
and lower
net interest
income
from
securitized
product
and
credit
portfolios.
Additionally,
Group
Items
revenues
were
negative
USD 760m,
compared with
negative USD 648m
in 2024,
mainly driven
by higher
funding costs,
partly offset
by lower
mark-to-market
losses from Group hedging and own debt, including hedge accounting ineffectiveness.
›
Refer to “Note 3 Net interest income and other net income from financial instruments measured at fair value through profit or
loss” in the “Consolidated financial statements” section of this report for more information
›
Refer to the relevant business division and Group Items commentary in this section for more information about the specific
revenues of each of the business divisions and Group Items

Annual Report 2025 |
Financial and operating performance | UBS AG consolidated performance

Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the year ended % change from
USD m 31.12.25 31.12.24 31.12.23 31.12.24
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
31
(777)
2,801
Net interest income from financial instruments measured at fair value through profit or loss and other
6,323
5,455
1,765
16
Other net income from financial instruments measured at fair value through profit or loss
13,952
12,959
9,934
8
Total
20,306
17,637
14,500
15
Global Wealth Management
8,382
7,373
6,515
14
of which: net interest income
6,550
5,901
5,345
11
of which: transaction-based income from foreign exchange and other intermediary activity
1
1,833
1,472
1,171
25
Personal & Corporate Banking
5,359
4,755
3,572
13
of which: net interest income
4,508
4,035
3,059
12
of which: transaction-based income from foreign exchange and other intermediary activity
1
851
719
513
18
Asset Management
(17)
(3)
(34)
590
Investment Bank
7,544
6,129
5,023
23
Non-core and Legacy
(202)
32
43
Group Items
(760)
(648)
(621)
17
1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement
line Other net income from financial instruments
measured at fair value through profit
or loss. The amounts
reported on this line are one component
of Transaction-based income
in the management discussion and
analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.
Net fee and commission income
Net fee and commission income increased by USD 3,962m to USD 27,400m.
Fees
from
portfolio
management,
investment
funds
and
related
services
increased
by
USD 2,558m
to
USD 19,555m,
mainly driven by higher average
levels of fee-generating assets in
Global Wealth Management, primarily
from mandates,
reflecting positive
market performance
and net
new fee-generating
asset inflows.
The increase
was also
driven by
the
impact of the consolidation of Credit Suisse AG revenues for the full year, predominantly in Global Wealth Management
and Asset Management.
Net brokerage
fees increased
by USD 1,014m
to USD 5,096m,
mainly driven
by increased
volumes in
Cash Equities
in
Execution Services
in the
Investment Bank
and higher
levels of
client activity
in Global
Wealth Management, across
all
regions in both of the aforementioned business
divisions. In addition, Global Wealth Management included an increase
driven by the consolidation of Credit Suisse AG revenues for the full year.
›
Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more
information
›
Refer to the relevant business division commentary in this section for further information about how components of fee and
commission income are presented within the business division results
Other income
Other income was negative USD 17m, compared
with positive USD 1,248m in 2024,
and included the consolidation of
Credit Suisse
AG income for
the full year.
Included in 2025
were net
losses of USD
995m related
to the repurchase
of
UBS AG’s own debt
instruments, mainly reflecting a
net loss of USD 943m
from the repurchase
of legacy Credit
Suisse
debt instruments,
and a
net loss
of USD 230m
related to an
investment in
an associate,
compared with a
loss of
USD 80m
in 2024. These
losses were partly
offset by gains
of USD 128m gain
from the sale
of a stake
in Credit Suisse
Securities
(China) Limited
and USD 64m
from the
Swisscard transactions.
There was
also a
release of
USD 42m related
to other
financial
liabilities
in
Global Wealth
Management
and
a
gain
of
USD 33m
from
the
sale
of
our
wealth
management
business
in
India.
Included
in
2024
were
USD 125m
net
gains
from
the
sale
of
non-strategic
businesses
in
Asset
Management and
a USD 119m
gain related
to the
sale of
an investment
in an
associate. Income from
shared services
provided to UBS Group AG, or its subsidiaries, was USD 658m in 2025, compared with USD 733m in 2024.
›
Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 28 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the
“Consolidated
financial statements” section of this report for more information about disposals of subsidiaries and businesses

Annual Report 2025 |
Financial and operating performance | UBS AG consolidated performance

Credit loss expense / release
Total net credit loss expenses were USD 549m, reflecting net expenses of USD 8m related to stage 1
and 2 positions and
net expenses
of USD 542m
related to credit-impaired
stage 3 positions.
Net credit loss
expenses were USD
544m in
2024.
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
For the year ended 31.12.25
Global Wealth Management
(13)
60
47
Personal & Corporate Banking
(2)
351
349
Asset Management
0
1
1
Investment Bank
21
126
147
Non-core and Legacy
(2)
5
3
Group Items
3
0
3
Total
8
542
549
For the year ended 31.12.24
Global Wealth Management
(49)
48
(1)
Personal & Corporate Banking
(61)
454
393
Asset Management
0
0
0
Investment Bank
52
47
98
Non-core and Legacy
(5)
60
55
Group Items
0
0
0
Total
(63)
608
544
For the year ended 31.12.23
Global Wealth Management
(2)
27
25
Personal & Corporate Banking
13
37
50
Asset Management
0
(1)
(1)
Investment Bank
11
56
67
Non-core and Legacy
0
1
1
Group Items
1
0
1
Total
23
120
143

Annual Report 2025 |
Financial and operating performance | UBS AG consolidated performance

Operating expenses
Personnel expenses
Personnel expenses increased by USD 2,744m to
USD 22,702m, mainly reflecting the consolidation of
Credit Suisse AG
expenses for
the full
year.
Additionally,
there
were
increases
in financial
advisor compensation,
resulting
from
higher
compensable revenues, and accruals for variable compensation, reflecting business performance. In addition, there was
an increase in expenses for post-employment
benefit plans, resulting from a
one-time pre-tax loss of USD 147m due to
the integration of the Credit
Suisse Swiss 1e plan into
the Credit Suisse Swiss pension
plan as of 1 January 2027,
with an
offsetting gain in other comprehensive income.
›
Refer to “Note 6 Personnel expenses”, “Note 25 Post-employment benefit plans” and “Note 26 Employee benefits: variable
compensation” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General and
administrative expenses
increased by
USD 933m to
USD 17,481m, mainly
driven by
the consolidation
of
Credit Suisse AG expenses
for the full
year.
The overall increase
was largely attributable
to an increase
of USD 1,506m
related to shared services
costs for technology, finance and
risk charged by
shared services subsidiaries
of the UBS
Group.
General and
administrative expenses
included a USD 180m
expense related to
the Swisscard transactions,
compared with
an expense of USD 41m in 2024, and an USD 88m increase
in technology costs. These increases were partly offset by a
USD 906m decrease in expenses
for litigation, regulatory and
similar matters, mainly
due to the costs
recognized in 2024
when UBS agreed to fund
an offer by the Credit Suisse
supply chain finance funds
to redeem all of the
outstanding units
in the respective funds.
›
Refer to “Note 7 General and administrative expenses” and “Note 17 Provisions and contingent liabilities” in the “Consolidated
financial statements” section of this report for more information
Operating expenses
For the year ended % change from
USD m 31.12.25 31.12.24 31.12.23 31.12.24
Personnel expenses
22,702
19,958
15,655
14
of which: salaries
8,716
7,884
5,898
11
of which: variable compensation
10,755
9,414
7,669
14
of which: performance awards
4,352
3,511
2,841
24
of which: financial advisors
1
5,654
5,293
4,549
7
of which: other
748
610
279
23
of which: other personnel expenses
2
3,231
2,660
2,088
21
General and administrative expenses
17,481
16,548
11,118
6
of which: net expenses for litigation, regulatory and similar matters
608
1,514
816
(60)
Depreciation, amortization and impairment of non-financial assets
2,856
2,840
2,238
1
Total operating expenses
43,038
39,346
29,011
9
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
Tax
Income tax
expenses of USD 534m
were recognized for
UBS AG in
2025, representing an
effective tax rate
of 13.0%,
compared with USD 900m for 2024, which represented an effective tax rate of 37.0%.
The income tax expenses
for 2025 included a
Swiss tax expense
of USD 559m, which
included current tax
expenses of
USD 527m in
respect of
taxable profits
of UBS
Switzerland AG
and other
Swiss entities
and deferred
tax expenses
of
USD 32m.
Income
tax
expenses also
included a
net non-Swiss
tax benefit
of
USD 25m, which
reflected
current tax
expenses
of
USD 710m, which included
USD 145m relating to
US corporate alternative
minimum tax, with
an equivalent deferred
tax
benefit for deferred
tax assets (DTAs)
recognized in respect
of tax credits
carried forward, and
USD 565m in respect
of
other taxable
profits of
non-Swiss subsidiaries
and branches.
These were
partly offset
by a
net deferred
tax benefit
of
USD 735m, which included
USD 145m related to
the aforementioned deferred
tax benefit, USD 747m in
respect of a net
upward revaluation of DTAs, USD 215m in respect of an increase in DTAs that resulted from an increase in the expected value of future
tax deductions for
deferred compensation awards
due to an
increase in the
Group’s share price
during
the year and USD 118m in respect of an
increase in DTA recognition for UBS AG’s
US branch. These benefits were partly
offset by an expense of USD 490m that primarily
related to the amortization of DTAs previously
recognized in relation to
tax losses carried forward and deductible temporary differences.
›
Refer to “Note 8 Income taxes” in the “Consolidated financial statements” section of this report for more information
›
Refer to the “Risk factors” section of this report for more information

Annual Report 2025 |
Financial and operating performance | UBS AG consolidated performance

Total comprehensive income attributable to shareholders
In 2025, total comprehensive income
attributable to shareholders was USD 7,772m,
reflecting net profit of USD 3,541m
and other comprehensive income (OCI), net of tax, of USD 4,231m.
Foreign currency translation OCI was
USD 3,381m, mainly due to
the weakening of the US dollar
against the Swiss franc
and the euro.
OCI
related
to
cash
flow
hedges
was
USD 1,295m,
mainly
reflecting
net
losses
on
hedging
instruments
that
were
reclassified from OCI to the
income statement and net unrealized
gains on US dollar
hedging derivatives resulting from
decreases in the relevant US dollar long-term interest rates.
OCI
related
to
own
credit
on
financial
liabilities
designated
at
fair
value
was
negative
USD 567m,
primarily
due
to
a
tightening of our own credit spreads.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more
information
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of this report for more information
about own credit on financial liabilities designated at fair value
›
Refer to “Note 24 Hedge accounting”
in the “Consolidated financial statements” section of this report for more information about
cash flow hedges of forecast transactions
Sensitivity to interest rate movements
As of 31 December
2025, it is
estimated that a
parallel shift in
yield curves by
+100 basis points
could lead to
a combined
increase in annual net interest income
from our banking book of approximately USD 1.4bn
in the first year after such
a
shift. Of this
increase, approximately USD 1.1bn,
USD 0.1bn and USD 0.1bn
would result from
changes in Swiss
franc,
US dollar and euro interest rates, respectively.
A parallel shift
in yield curves
by –100 basis
points could lead
to a combined
increase in annual
net interest income
of
approximately USD 0.9bn. Of this
increase, approximately USD 1.2bn would
result from changes in
Swiss franc interest
rates, driven by both contractual
and assumed flooring benefits
under negative interest rates.
US dollar and euro interest
rates would lead to a partly offsetting decrease of USD 0.1bn and USD 0.1bn, respectively.
These
estimates
do
not
represent
net
interest
income
forecasts,
as
they
are
based
on
a
hypothetical
scenario
of
an
immediate
change
in
interest
rates,
equal
across
all
currencies
and
relative
to
implied
forward
rates
as
of
31 December 2025 applied to our
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
Key figures
Below we provide an overview
of selected key figures of
UBS AG consolidated. For further information
about key figures
related to capital management, refer to the “Capital management” section of this report.
Cost / income ratio
The cost / income ratio
was 90.2%, compared
with 93.0%, reflecting
an increase in
total revenues,
partly offset by
an
increase in operating expenses.
Return on common equity tier 1 capital
The return on common equity tier 1
(CET1) capital was 5.0%, compared with
2.2%, reflecting an increase
in net profit
attributable to shareholders,
partly offset by an increase in average CET1 capital.

Annual Report 2025 |
Financial and operating performance | UBS AG consolidated performance

CET1 capital
CET1 capital decreased by USD 3.4bn to USD 70.4bn as
of 31 December 2025, mainly as operating profit
before tax of
USD 4.1bn and
foreign currency translation
gains of USD
3.2bn were more
than offset by
dividend accruals
of USD 9.0bn
and current tax expenses of USD 1.2bn.
Risk-weighted assets
During 2025, RWA decreased by USD 5.3bn to USD 489.8bn, driven by a USD 15.5bn decrease resulting from asset size
and other
movements, an
USD 8.6bn decrease
as a
result of
the implementation
of the
final Basel III
standards and
a
decrease
of
USD 4.2bn
resulting
from
model
updates
and
other
methodology
changes.
These
decreases
were
partly
offset by a USD 23.1bn increase from currency effects.
CET1 capital ratio
Our CET1 capital ratio
decreased to 14.4%
from 14.9%, reflecting
a USD 3.4bn decrease
in CET1 capital, partly
offset
by a USD 5.3bn decrease in RWA.
Leverage ratio denominator
During
2025,
the
LRD
increased
by
USD 99.6bn
to
USD 1,622.9bn,
mainly
driven
by
a
USD 110.6bn
increase
from
currency effects and a USD 28.8bn increase as
a result of the implementation of
the final Basel III standards, partly offset
by a USD 39.8bn decrease from asset size and other movements.
CET1 leverage ratio
Our
CET1
leverage
ratio
decreased
to
4.3%
from
4.8%,
due
to
the
aforementioned
increase
in
the LRD
and
the
aforementioned decrease in CET1 capital.
Personnel
The number of internal personnel employed as of 31 December 2025 was 61,899 (full-time equivalents), a net decrease of 7,083 compared with 31 December 2024.
Equity, CET1 capital and returns
As of or for the year ended
USD m, except where indicated 31.12.25 31.12.24 31.12.23
Net profit
Net profit attributable to shareholders
3,541
1,481
3,290
Equity
Equity attributable to shareholders
88,845
94,003
55,234
less: goodwill and intangible assets
6,734
6,661
6,265
Tangible equity attributable to shareholders
82,111
87,343
48,969
less: other CET1 deductions
11,717
13,550
4,839
CET1 capital
70,394
73,792
44,130
Return on equity
Return on equity (%)
3.8
1.9
6.0
Return on tangible equity (%)
4.0
2.0
6.7
Return on CET1 capital (%)
5.0
2.2
7.6

Annual Report 2025 |
Financial and operating performance | Global Wealth Management

Global Wealth Management
Global Wealth Management
As of or for the year ended % change from
USD m, except where indicated 31.12.25 31.12.24 31.12.24
Results
Net interest income 6,550 5,901 11
Recurring net fee income 13,671 12,082 13
Transaction-based income
1,2
5,159 4,122 25
Other revenues
1,3
66 43 53
Total revenues 25,446 22,148 15
Credit loss expense / (release) 47 (1)
Operating expenses 20,776 18,893 10
Business division operating profit / (loss) before tax 4,624 3,255 42
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
42.0 (9.9)
Cost / income ratio (%)
1
81.6 85.3
Financial advisor compensation
4
5,654 5,292 7
Net new money (USD bn)
1
7.9 13.0
Invested assets (USD bn)
1
4,753 4,182 14
Loan volumes (USD bn)
1,5
328.6 302.2 9
Customer deposit volumes (USD bn)
1,6
479.3 470.6 2
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,7
0.5 0.4
Advisors (full-time equivalents) 9,420 9,803 (4)
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in
the appendix to this report.
2 Is composed of USD 3,355m (2024: USD 2,644m) of net fee and commission
income, USD 1,800m (2024: USD 1,497m) of other net income from financial instruments measured at fair value through profit or loss and USD 4m (2024: negative USD 19m) of other income as reflected in the UBS
AG financial statements. Income related to certain financial instruments not directly linked to client activity and measured at fair value that was previously presented as transaction-based income is presented as other revenues from the fourth quarter of 2025 onward. This change has been applied prospectively.
3 Are composed of USD 33m (2024: negative USD 25m) of other net income from financial instruments measured at fair value through profit or loss and USD 33m (2024: USD 68m) of other income as reflected in the UBS AG financial statements. Income related to certain financial instruments not directly linked to client activity and measured at fair value that was
previously presented as transaction-based
income is presented as other revenues
from the fourth quarter of 2025
onward. This change has
been applied prospectively. The
line was
renamed “Other revenues” (previously “Other
income”) in the fourth quarter
of 2025.
4 Relates to licensed professionals with
the ability to provide investment
advice to clients in the
Americas. Consists of cash
compensation, determined using a
formulaic approach based on
production, and deferred awards.
Also includes expenses related
to compensation commitments with
financial advisors entered into
at the time of
recruitment that are subject to vesting requirements.
Recruitment loans to financial advisors were USD 1,493m
as of 31 December 2025.
5 Presented gross of expected credit losses.
Is composed of USD 323.8bn
(31 December 2024: USD
297.6bn) classified as
Loans and advances
to customers and
USD 4.8bn (2024:
USD 4.6bn) classified as
Brokerage receivables
in the UBS
AG financial
statements.
6 Is composed of
USD 474.0bn (31 December
2024: USD 464.7bn)
classified as Customer
deposits and
USD 5.3bn (2024:
USD 5.9bn) classified
as Brokerage
payables in
the UBS AG
financial statements.
7 Refer to the
“Risk
management and control” section of this report for more information about credit-impaired exposures. Excludes loans to financial advisors.
2025 compared with 2024
Results
Profit
before tax
increased by
USD 1,369m, or
42%, to
USD 4,624m, largely
driven by
higher total
revenues and
the
positive impact from the merger of UBS AG and Credit Suisse AG, partly offset by higher operating expenses.
Total revenues
Total
revenues increased by USD 3,298m, or
15%, to USD 25,446m, mainly reflecting higher
recurring net fee income,
transaction-based
income
and
net
interest
income.
The
remaining
increase
was
due
to
the
consolidation
of
Credit
Suisse AG revenues for the full year.
Net
interest
income
increased
by
USD 649m,
or
11%,
to
USD 6,550m,
mainly
driven
by
the
consolidation
of
Credit
Suisse AG net
interest income
for the
full year.
The remaining
variance was
mainly due
to balance
sheet optimization
measures, lower
liquidity and
funding costs,
positive foreign
currency effects,
and the
effects of
favorable changes
in
deposit mix.
These increases
were partly
offset by
the impact
of lower
central bank
interest rates
on deposit
revenues
and by lower loan revenues, which reflected lower margins.
Recurring net fee
income increased by
USD 1,589m, or 13%,
to USD 13,671m, mainly
due to higher
average levels of
fee-generating assets,
primarily from
mandates, reflecting
positive market
performance and
net new
fee-generating asset
inflows in 2025. The increase was also due to the consolidation of Credit Suisse AG recurring net fee income for the full year.
Transaction-based income
increased by
USD 1,037m, or
25%, to
USD 5,159m, mainly
driven by
higher levels
of client
activity across all
regions and also
driven by contributions
from Structured Solutions,
Cash Equities, Investment
Funds and
Wealth Planning revenues, as well
as by the consolidation of
Credit Suisse AG transaction-based income
for the full year.
Other revenues increased by USD 23m to USD 66m, driven
by a release of USD 42m related to other
financial liabilities,
a
USD 34m
fair
value
gain
driven
from
a
strategic
partnership
and
a
USD 33m
gain
from
the
sale
of
our
wealth
management business
in India
and included
a net
loss of
USD 62m related
to an
investment in
an associate.
The remaining
variance was mainly due to lower
shared services costs charged to
other subsidiaries of UBS Group AG, largely
related to
secondments. Other revenues in 2024 included a loss of USD 21m related to an investment in an associate.

Annual Report 2025 |
Financial and operating performance | Global Wealth Management

Credit loss expense / release
Net credit loss expenses were USD 47m, reflecting net expenses on credit-impaired positions and net releases related to
performing positions. Net credit loss releases were USD 1m in 2024.
Operating expenses
Operating expenses increased
by USD 1,883m, or
10%, to USD 20,776m, mainly
driven by the
consolidation of Credit
Suisse AG operating expenses
for the full
year and by
an increase
in financial advisor
compensation that resulted
from
higher
compensable revenues,
partly offset
by net
releases
in provisions
for litigation,
regulatory
and
similar matters,
primarily reflecting USD 284m of
releases related to
the resolution of a
legacy matter concerning cross-border
business
activities in France.
›
Refer to “Note 17 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more
information about litigation, regulatory and similar matters
Cost / income ratio
The cost / income ratio decreased to
81.6% from 85.3%, as an
increase in total revenues
more than offset an
increase
in operating expenses.
Invested assets
Invested assets
increased
by USD 571bn,
or
14%, to
USD 4,753bn, mainly
driven by
positive market
performance of
USD 377bn, positive
foreign currency
effects of
USD 126bn and
net new
asset inflows,
partly offset
by the
effects of
USD 27bn as a result of UBS’s strategic decisions to exit certain markets or cease offering certain services.
Loan volumes
Loan volumes increased by USD 26.4bn to
USD 328.6bn, mainly driven by positive foreign
currency effects and positive
net new loan volumes.
›
Refer to the “Risk management and control” section of this report for more information
Customer deposit volumes
Customer deposit volumes increased
by USD 8.7bn to USD 479.3bn,
mainly driven by positive
foreign currency effects,
partly offset by net new deposit volume outflows.
Personal & Corporate Banking
Personal & Corporate Banking – in Swiss francs
As of or for the year ended % change from
CHF m, except where indicated 31.12.25 31.12.24 31.12.24
Results
Net interest income 3,731 3,554 5
Recurring net fee income
1,2
1,405 1,190 18
Transaction-based income
1,3
1,736 1,529 14
Other revenues
1,4
(46) 32
Total revenues 6,826 6,305 8
Credit loss expense / (release) 285 348 (18)
Operating expenses 5,165 4,152 24
Business division operating profit / (loss) before tax 1,376 1,805 (24)
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
(23.8) (12.2)
Cost / income ratio (%)
1
75.7 65.9
Net interest margin (bps)
1
149 168
Loans, gross (CHF bn) 248.3 245.3 1
Customer deposits (CHF bn) 250.0 255.5 (2)
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,5
1.3 1.5
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to
this report.
2 Is composed of net fee and commission income and other
income as reflected
in the UBS AG financial statements. For
reconciliation information in US dollar amounts, refer
to the corresponding footnote in the table below.
3 Is composed of net fee and commission income,
other net income
from financial instruments measured at fair value through profit or loss and other income as reflected in the UBS AG financial statements. For reconciliation information in US dollar amounts, refer to the corresponding
footnote in the table below.
Income related to certain financial instruments
not directly linked to client
activity and measured at fair
value that was previously presented
as transaction-based income is presented
as
other revenues from the fourth
quarter of 2025 onward.
This change has been
applied prospectively.
4 Are composed of other net
income from financial instruments measured
at fair value through profit
or loss,
and other income
as reflected
in the UBS
AG financial
statements. For
reconciliation information
in US
dollar amounts,
refer to
the corresponding
footnote in
the table below.
Income related to
certain financial
instruments not directly
linked to client
activity and measured
at fair value
that was previously
presented as transaction-based
income is presented as
other revenues from the
fourth quarter of
2025 onward. This
change has been applied prospectively. The
line was renamed “Other revenues” (previously “Other income”)
in the fourth quarter of 2025.
5 Refer to the “Risk management and control” section of this report for more information about credit-impaired exposures.

Annual Report 2025 |
Financial and operating performance | Personal & Corporate Banking

2025 compared with 2024
Results
Profit before
tax decreased
by CHF 429m,
or 24%,
to CHF 1,376m,
as higher
total revenues
and lower
net credit
loss
expenses were more than offset by higher operating expenses.
Total revenues
Total revenues
increased by
CHF 521m,
or
8%, to
CHF 6,826m, mainly
due
to
the consolidation
of
Credit
Suisse AG
revenues for the
full year, and
included a net
loss of CHF 133m
related to an
investment in an
associate and a
gain of
CHF 58m related to the Swisscard transactions.
Net
interest
income
increased
by
CHF 177m,
or
5%,
to
CHF 3,731m,
largely
reflecting
the
consolidation
of
Credit
Suisse AG net interest income for the full year.
Recurring net fee
income increased by
CHF 215m, or
18%, to
CHF 1,405m, mostly due
to the
consolidation of Credit
Suisse AG recurring net fee
income for the full
year, as well as
higher custody fees, mainly
reflecting net new inflows
and
positive market performance.
Transaction-based income increased
by CHF 207m, or
14%, to CHF 1,736m,
largely due to
the consolidation of
Credit
Suisse AG transaction-based income for the full year.
Other revenues were negative
CHF 46m, compared with positive
CHF 32m, and reflected a
net loss of CHF 133m
related
to an investment
in an associate,
partly offset by
a gain of
CHF 58m related to
the Swisscard transactions.
Other revenues
in 2024 included a loss of CHF 54m related to an investment in an associate.
Credit loss expense / release
Net credit loss expenses were
CHF 285m, primarily reflecting net expenses on credit-impaired positions, compared with
net credit loss expenses of CHF 348m in 2024.
Operating expenses
Operating
expenses
increased
by
CHF 1,013m,
or
24%,
to
CHF 5,165m,
largely
due
to
the
consolidation
of
Credit
Suisse AG operating expenses
for the full
year,
a CHF 164m expense
related to
the Swisscard
transactions, and higher
integration-related expenses, partly offset
by lower personnel expenses, including
lower variable compensation, and by
CHF 29m of net
releases in provisions
for litigation, regulatory
and similar matters
related to
the resolution of
a legacy
matter concerning cross-border business activities in France.
›
Refer to “Note 17 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more
information about litigation, regulatory and similar matters
Cost / income ratio
The
cost / income
ratio
increased
to
75.7%
from
65.9%,
as
an
increase
in
operating
expenses
more
than
offset
an
increase in total revenues.
Personal & Corporate Banking – in US dollars
As of or for the year ended % change from
USD m, except where indicated 31.12.25 31.12.24 31.12.24
Results
Net interest income 4,508 4,035 12
Recurring net fee income
1,2
1,698 1,350 26
Transaction-based income
1,3
2,099 1,734 21
Other revenues
1,4
(68) 39
Total revenues 8,238 7,159 15
Credit loss expense / (release) 349 393 (11)
Operating expenses 6,234 4,714 32
Business division operating profit / (loss) before tax 1,654 2,052 (19)
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
(19.4) (9.9)
Cost / income ratio (%)
1
75.7 65.9
Net interest margin (bps)
1
149 168
Loans, gross (USD bn) 313.1 270.2 16
Customer deposits (USD bn) 315.2 281.4 12
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,5
1.3 1.5
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this
report.
2 Is composed of USD 1,669m (2024: USD 1,325m) of net fee and commission income and USD 29m (2024: USD 25m)
of other income as reflected
in the UBS AG financial
statements.
3 Is composed of USD 1,200m (2024:
USD 995m) of net fee and
commission income, USD 891m
(2024:
USD 719m) of other net income from financial instruments measured at fair value through profit or loss and USD 8m (2024: USD 20m) of other income as reflected in the UBS AG financial statements. Income related to certain financial instruments
not directly linked
to client activity and
measured at fair value
that was previously
presented as transaction-based
income is presented
as other revenues from
the fourth quarter
of
2025 onward. This change has been applied prospectively.
4 Are composed of negative USD 40m (2024: Nil) of other net
income from financial instruments measured at fair value through profit or loss and negative
USD 28m (2024: USD 39m) of
other income as reflected
in the UBS AG
financial statements. Income
related to certain financial
instruments not directly linked
to client activity and
measured at fair value
that was
previously presented
as transaction-based
income is
presented as
other revenues
from the
fourth quarter
of 2025
onward. This
change has
been applied
prospectively. The
line was
renamed “Other
revenues”
(previously “Other income”) in the fourth quarter of 2025.
5 Refer to the “Risk management and control” section of this report for more information about credit-impaired exposures.

Annual Report 2025 |
Financial and operating performance | Asset Management

Asset Management
Asset Management
As of or for the year ended % change from
USD m, except where indicated 31.12.25 31.12.24 31.12.24
Results
Net management fees
1,2
2,986 2,538 18
Performance fees 195 136 43
Net gain / (loss) from disposal (30) 125
Total revenues 3,150 2,799 13
Credit loss expense / (release) 1 0
Operating expenses 2,440 2,334 5
Business division operating profit / (loss) before tax 709 465 52
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
52.4 27.1
Cost / income ratio (%)
1
77.5 83.4
Gross margin on invested assets (bps)
1
16 18
Information by business line / asset class
Net new money (USD bn)
1
Equities
3
3.0 28.1
Fixed Income
3
22.7 23.8
of which: money market 12.7 17.9
Multi-asset & Solutions
3
1.7 2.9
Hedge Fund Businesses 1.8 (4.0)
Real Estate & Private Markets 0.9 1.0
Total net new money excluding associates 30.1 51.9
of which: net new money excluding money market 17.5 34.0
Associates
4
0.3 8.8
Total net new money 30.4 60.6
Invested assets (USD bn)
1
Equities
3
904 755 20
Fixed Income
3
506 464 9
of which: money market 176 157 12
Multi-asset & Solutions
3
372 268 39
Hedge Fund Businesses 62 58 7
Real Estate & Private Markets 160 143 12
Total invested assets excluding associates 2,005 1,689 19
of which: passive strategies 1,040 807 29
Associates
4
93 84 11
Total invested assets 2,098 1,773 18
Information by region
Invested assets (USD bn)
1
Americas 489 443 10
Asia Pacific
5
256 224 14
EMEA (excluding Switzerland) 540 435 24
Switzerland 813 670 21
Total invested assets 2,098 1,773 18
Information by channel
Invested assets (USD bn)
1
Third-party institutional 1,193 1,008 18
Third-party wholesale 212 169 25
UBS’s wealth management businesses 601 512 17
Associates
4
93 84 11
Total invested assets 2,098 1,773 18
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this report.
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
Net management fees are composed
of USD 69m (2024: USD 54m) of interest
expense, USD 2,800m (2024: USD 2,407m)
of recurring net fee and commission
income, USD 79m (2024: USD 55m)
of transaction-based net fee and
commission income,
USD 53m (2024:
USD 52m) of
other net
income from
financial instruments
measured at
fair value
through profit
or loss,
and USD 123m
(2024: USD 78m)
of other
income as
reflected in
the UBS
AG financial
statements.
3 In the third
quarter of 2025,
certain portfolios were
reclassified from Equities
and Fixed Income
to Multi-asset &
Solutions, as
a result of
aligning Credit Suisse
presentation to that
of UBS.
These
changes were applied prospectively.
4 The invested assets and net new money amounts
reported for associates are prepared in accordance
with their local regulatory requirements and practices.
5 Includes invested
assets from associates.

Annual Report 2025 |
Financial and operating performance | Asset Management

2025 compared with 2024
Results
Profit before tax increased by USD 244m, or 52%,
to USD 709m, reflecting higher total revenues,
partly offset by higher
operating expenses, and
included the impact from
the consolidation of
Credit Suisse AG for
the full year.
Profit before
tax in 2025 also included a net loss of USD 30m from disposals, predominantly reflecting a net loss of USD 29m related
to the
sale of our
O’Connor business to
Cantor Fitzgerald. Profit
before tax
in 2024 included
a net
gain of USD 125m
from the sale of non-strategic businesses.
Total revenues
Total
revenues
increased
by
USD 351m,
or
13%,
to
USD 3,150m,
primarily
reflecting
the
consolidation
of
Credit
Suisse AG revenues for the
full year and higher performance
fees, partly offset by
the effects from
the aforementioned
sales. The gross margin was 16 basis points.
Net management
fees increased
by USD 448m,
or 18%,
to USD 2,986m,
largely reflecting
the consolidation of
Credit
Suisse AG net
management fees
for the
full year,
partly offset
by a
reduction in
revenues related
to Hedge
Fund Businesses
(linked to
the increase in
performance fees mentioned
below), while 2024
included a revaluation
of a
real-estate fund
co-investment.
Performance fees
increased by
USD 59m, or 43%,
to USD 195m,
mainly due
to a USD
57m increase
in revenues
in Hedge
Fund Businesses.
Operating expenses
Operating expenses
increased by USD
106m, or
5%, to
USD 2,440m, largely
due to
the consolidation
of Credit Suisse AG
operating expenses for the full year, partly offset by lower non-personnel and personnel expenses.
Cost / income ratio
The cost / income ratio decreased to
77.5% from 83.4%, as an
increase in total revenues
more than offset an
increase
in operating expenses.
Invested assets
Invested assets
increased by
USD 325bn, or
18%, to
USD 2,098bn, reflecting
positive market
performance of
USD 171bn,
positive foreign
currency effects of
USD 131bn and
net new
money of
USD 30bn, partly
offset by
a reduction
of USD 7bn,
which included
USD 4bn related
to the
first stage
of the
transfer of
our O’Connor
business. Excluding
money market
flows and associates, net new money was USD 17bn.
Investment Bank
Investment Bank
As of or for the year ended % change from
USD m, except where indicated 31.12.25 31.12.24 31.12.24
Results
Advisory 1,003 871 15
Capital Markets 1,745 1,511 15
Global Banking 2,748 2,382 15
Execution Services 2,186 1,714 28
Derivatives & Solutions 4,276 3,446 24
Financing 2,701 2,296 18
Global Markets 9,163 7,455 23
of which: Equities 6,668 5,563 20
of which: Foreign Exchange, Rates and Credit
2,494 1,893 32
Total revenues 11,910 9,837 21
Credit loss expense / (release) 147 98 50
Operating expenses 9,476 8,753 8
Business division operating profit / (loss) before tax 2,288 987 132
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
131.8 658.5
Cost / income ratio (%)
1
79.6 89.0
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this report.

Annual Report 2025 |
Financial and operating performance | Investment Bank

2025 compared with 2024
Results
Profit
before
tax
increased
by USD 1,301m,
or
132%, to
USD 2,288m, due
to
higher total
revenues,
partly offset
by
higher operating expenses and net credit loss expenses.
Total revenues
Total
revenues
increased
by
USD 2,073m,
or
21%,
to
USD 11,910m,
due
to
higher
revenues
in
Global
Markets
and
Global Banking, and included a USD 128m
gain from the sale
of a stake in a
subsidiary,
Credit Suisse Securities (China)
Limited (CSS), and a gain on the sale of a strategic investment.
Global Banking
Global Banking revenues
increased by USD 366m,
or 15%, to
USD 2,748m, driven by
higher revenues in Capital
Markets
and Advisory, and included the aforementioned gain from the sale of a stake in CSS.
Advisory
revenues
increased
by
USD 132m,
or
15%,
to
USD 1,003m,
largely
driven
by
an
increase
in
merger
and
acquisition transaction revenues.
Capital Markets revenues increased by USD 234m,
or 15%, to USD 1,745m, mostly driven by higher
revenues in Equity
Capital Markets and by the aforementioned gain from the sale of a stake in CSS.
Global Markets
Global Markets revenues
increased by USD 1,708m, or
23%, to USD 9,163m, driven
by higher Derivatives &
Solutions,
Execution Services and Financing revenues,
and included a gain of USD 102m on a strategic investment,
which was split
equally across product verticals.
Execution Services
revenues increased
by USD 472m,
or 28%,
to USD 2,186m,
mainly driven
by higher
Cash Equities
revenues across all regions, reflecting higher volumes.
Derivatives & Solutions revenues increased
by USD 830m, or 24%, to USD 4,276m,
driven by higher volatility and higher
levels of client activity.
Financing revenues
increased by
USD 405m, or
18%, to
USD 2,701m, led
by Prime
Brokerage revenues,
supported by
higher client balances. Included in 2024 was a gain of USD 51m on the sale of our investment in an associate.
Equities
Global Markets Equities revenues increased by USD 1,105m, or 20%, to USD 6,668m, mainly driven by higher revenues in Prime
Brokerage, Cash
Equities and
Equity Derivatives.
Included in
2024 was
a gain
of USD 51m
on the
sale of
our
investment in an associate.
Foreign Exchange, Rates and Credit
Global Markets Foreign Exchange, Rates and Credit
revenues increased by USD 601m, or 32%,
to USD 2,494m, mainly
driven by increases in Foreign Exchange revenues,
and included a gain of USD 102m on a strategic investment.
Credit loss expense / release
Net credit
loss expenses
were USD 147m,
mainly reflecting
net expenses
on credit-impaired
positions, compared
with
net credit loss expenses of USD 98m in 2024.
Operating expenses
Operating
expenses
increased
by
USD 723m,
or
8%,
to
USD 9,476m,
reflecting
higher
personnel
expenses,
adverse
foreign currency effects and higher technology expenses.
Cost / income ratio
The cost / income ratio decreased to
79.6% from 89.0%, as an
increase in total revenues
more than offset an
increase
in operating expenses.

Annual Report 2025 |
Financial and operating performance | Non-core and Legacy

Non-core and Legacy
Non-core and Legacy
As of or for the year ended % change from
USD m 31.12.25 31.12.24 31.12.24
Results
Total revenues (128) 335
Credit loss expense / (release) 3 55 (95)
Operating expenses 2,873 3,673 (22)
Operating profit / (loss) before tax (3,003) (3,392) (11)
2025 compared with 2024
Results
Loss before tax was USD 3,003m, compared with a loss before tax of USD 3,392m.
Total revenues
Total
revenues were
negative USD 128m,
compared
with total
revenues
of USD 335m,
and reflected
lower net
gains
from position exits and lower net interest income from securitized product and credit portfolios. Total
revenues in 2025
included a
loss of
USD 11m from
the sale
of
Select Portfolio
Servicing, the
US mortgage
servicing business
of
Credit
Suisse. Total
revenues in 2024 included a USD 67m gain from the sale of our investment in an associate.
Credit loss expense / release
Net credit loss expenses were USD 3m, compared with net credit loss expenses of USD 55m in 2024.
Operating expenses
Operating expenses decreased by USD 800m,
or 22%, to USD 2,873m, mainly
due to 2024 including litigation
expenses
of USD 1,338m, largely
reflecting expenses related
to UBS agreeing
in the second
quarter of 2024
to fund an
offer by
the Credit Suisse supply chain finance funds to redeem all the outstanding units of the respective funds. This effect was partly offset by USD 723m of net expenses related to provisions for litigation, regulatory and similar matters in 2025.
Group Items
Group Items
As of or for the year ended % change from
USD m 31.12.25 31.12.24 31.12.24
Results
Total revenues (928) 45
Credit loss expense / (release) 3 0
Operating expenses 1,240 979 27
Operating profit / (loss) before tax (2,171) (935) 132
2025 compared with 2024
Results
Loss before tax was USD 2,171m, mainly
reflecting a loss of USD 943m from the
repurchase of legacy Credit Suisse debt
instruments, higher operating expenses,
deferred tax asset
(DTA) funding
costs and mark-to-market losses
from Group
hedging and own debt,
including hedge accounting ineffectiveness.
The USD 1,236m, or 132%,
change in loss before
tax between periods was mainly due to the aforementioned loss from the debt repurchase, an increase in provisions for litigation, regulatory
and similar
matters, and
higher shared
services costs
charged by
other subsidiaries
of UBS
Group
AG.
In
addition,
2025
included
lower
mark-to-market
losses
from
Group
hedging
and
own
debt,
including
hedge
accounting ineffectiveness, than 2024.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet

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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet

53
Risk management and control
53
Top and emerging risks
54
Risk identification
57
Risk oversight
58
Risk appetite framework
59
Risk measurement
61
Credit risk
73
Market risk
81
Country risk
83
Non-financial risk
87
Model risk
88
Capital management
88
Capital management objectives
88
Swiss SRB total loss-absorbing capacity framework
91
Total loss-absorbing capacity
94
Risk-weighted assets
96
Leverage ratio denominator
97
Liquidity and funding management
97
Strategy, objectives and governance
98
Liquidity and funding stress testing
98
Management of liquidity and funding risk
99
Liquidity coverage ratio
100
Too-big-to-fail liquidity requirements
100
Net stable funding ratio
101
Balance sheet and off-balance sheet
101
Balance sheet
103
Off-balance sheet
104
Cash flows
106
Currency management

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk management and control
In the initial phases of the integration of Credit Suisse, the risk management focus was on the alignment of governance structures and frameworks, including the harmonization of
Credit Suisse policies with UBS standards. In
2025, with the
exposure
reductions
in
Non-core
and
Legacy
and
the
significant
achievements
made
with
respect
to
client
account
migrations (as part of the overall integration), we have substantially reduced the proportion of risks managed on legacy
Credit Suisse platforms. We also transitioned to a single model risk management framework.
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
Top and emerging risk Description
Geopolitical uncertainty
UBS AG remains
watchful of a broad range of geopolitical developments and political changes in a number of countries, including intensifying rivalries among major powers, the re-emergence of regional spheres of influence and continued stress on multi-lateral economic and security institutions. Global trade relations remain fragile, as tariff-
related policies persist. In addition, structural challenges in the US–China relationship remain significant. In parallel, the reshaping of international trade relationships is driving significant changes in global supply chains, adding further uncertainty and potential disruption to cross-border trade flows.
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
Inflation has remained broadly stable in major Western economies, though there are still concerns that inflation could return, including upward pressure on interest rates. Central banks’ monetary policies therefore continue to be a key driver of financial market conditions. In parallel, concerns around developed market sovereign debt sustainability have heightened, with fiscal deterioration in several advanced economies contributing to volatility in long-term bond yields.
UBS AG is closely monitoring foreign exchange volatility and currency valuations, including the weakening of the US dollar and the appreciation of the Swiss franc against other major currencies.
Elevated valuations across various assets classes, alongside accelerated capital flows into artificial intelligence (AI)- and technology-related equities, present the risk of a potential bubble, particularly if adoption trends in these areas slow or macroeconomic conditions weaken.
Non-bank financial institutions
and private markets
Non-bank financial institutions (NBFIs) and private markets, in particular, have come further into focus in 2025, expanding their role in credit provision, liquidity transformation and risk transfer across the financial system. We remain watchful of the growing systemic and economic relevance of this sector, especially as its interconnectedness
with the financial sector has further deepened through funding relationships, derivatives exposures and the collateral channel, heightening the potential for spillovers under stress.
Limited transparency around leverage, asset valuations and liquidity profiles may further obscure underlying risk dynamics and complicate a comprehensive assessment of sector-wide vulnerabilities. These developments reinforce the
importance of disciplined monitoring and proactive risk management of exposures and concentrations, and the channels through which stress in NBFIs or private markets could transmit to the broader financial system.
Regulatory and legal risks UBS AG is exposed to substantial changes in the regulation of its businesses that could have a material adverse effect on its business, as discussed in the “Regulatory and legal developments” section of this report and in “Regulatory and legal risks” in the “Risk factors” section of this report.
As a global financial services firm, UBS AG is subject to many different legal, tax and regulatory regimes and extensive regulatory oversight. UBS AG is exposed to the risk that regulatory requirements across different jurisdictions impose inconsistent or conflicting requirements, or may do so in the future. UBS AG is also exposed to significant liability risk, and it is subject to various claims, disputes, legal proceedings and government investigations, as noted in “Regulatory and legal risks” in the “Risk factors” section of this report. Information about litigation, regulatory and similar matters considered significant is disclosed in “Note 17 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report.
Cyber risks, third-party risks and
operational resilience
Global geopolitical trends increase the likelihood of external state-driven cyber activity. Combined with a broader shift toward more sophisticated forms of ransomware and other cyber threats, there is a risk of operational disruption to business activities at UBS AG’s locations and those of third-party suppliers, including potential corruption or loss of data. At the same time, the dynamic and material nature of recent geopolitical and environmental events, combined with the operational complexity of all its businesses, leads to the risk of disruption through operational resilience scenarios such as system failures or loss of third-party services.
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Top and emerging risk Description
Financial crime risks Financial crime (including money laundering, terrorist financing, sanctions violations, fraud, bribery, and corruption)
presents significant risk and is subject to heightened regulatory expectations and attention. Emerging technologies and changing geopolitical risks further increase the complexity of identifying and preventing financial crime, in particular managing the continuously evolving sanctions environment, and require investment in people, systems and technology.
›
Refer to “Non-financial risk” in this section for more information
Sustainability and climate risks
Sustainability and climate risks continue to be in focus for UBS AG, for regulators and for stakeholders. To address
these emerging risks, UBS AG has further enhanced its transition and physical risk methodologies, integrated climate-
related financial risks into key risk frameworks and updated its sustainability and climate risk policy to align with the requirements of FINMA Circular 2026/1 “Nature-related financial risks”.
›
Refer to “Sustainability and climate risk” in the “Risk management and control” section of the UBS Group
Annual
Report 2025, available under “Annual reporting” at ubs.com/investors , for more information
›
Refer to “Appendix 1 – Governance” to the UBS Group Sustainability Report 2025, available under “Annual reporting”
at ubs.com/investors , for a full description of our sustainability and climate risk policy framework
Regulatory requirements and industry guidelines are emerging simultaneously in various jurisdictions, leading to an increased risk of divergence, which in turn increases the risk that UBS AG may not comply with all relevant regulations.
New technologies New risks related to client demand for distributed ledger technology, blockchain-based assets and virtual currencies continue to emerge. UBS AG’s exposure to these risks is still relatively limited, and relevant control frameworks are continuously being enhanced and implemented. Technological developments in the areas of AI and digitalization will
have a significant impact in 2026 and create not only opportunities but also heightened operational risks.
With the ongoing digitalization and the adoption of new technologies, we continue to emphasize the responsible use of AI and ethical data practices, in line with evolving regulatory requirements and client expectations. With rapidly advancing technology and changing communication preferences, there is heightened focus on electronic communications, including the use of approved channels and appropriate recordkeeping.
›
Refer to “Non-financial risk” in this section for more information
Risk identification
Risk identification at UBS AG
is the process of systematically
identifying, assessing and cataloging
risks across all business
activities and risk categories. It is a fundamental component of UBS AG’s risk management approach, helping to ensure that a comprehensive
understanding of its
risk exposure is
maintained. UBS AG’s structured
risk identification framework
integrates both
bottom-up and
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
frameworks. By anchoring
to a common
risk taxonomy and risk materiality approach, UBS AG
aims to ensure consistent categorization and prioritization of risks
across business
divisions and
significant entities.
Additionally,
documenting root-cause
drivers and
early-warning signs
strengthens UBS AG’s ability to monitor emerging risks.
Various review
and approval steps
are embedded throughout
the risk identification
process to
maximize risk
transparency,
including presentation to
senior governance bodies
for each business
division, applicable significant
entities and at
the
UBS AG level.
The output
of the
process helps
ensure that
UBS AG’s stress-testing
exercises take
into account
its key
vulnerabilities, while also supporting broader risk management activity.

Annual Report 2025 |
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
▲
›
Refer to “Credit risk” in this section for more information
Business
divisions
Risk Control
Audited |
Market risk : the risk of loss resulting from adverse movements in market variables. Market risks are actively taken as part of trading activities but can also arise from non-trading activities. Market variables include observable factors, such as interest rates, foreign exchange rates, equity prices, credit spreads and commodity (including precious metal) prices, as well as variables that may be unobservable or only indirectly observable, such as volatilities and correlations. Market risk also includes issuer risk.
Issuer risk:
the risk of loss that would occur if an issuer to which UBS AG is exposed through tradable securities or derivatives referencing the issuer was subject to a credit-related event.
▲
›
Refer to “Market risk” in this section for more information
Business
divisions and
Group
Treasury
Risk Control
Investment risk : The risk of losses relative to the expected return on any particular investment (i.e. achieving lower actual returns compared with expected returns).
›
Refer to “Market risk” in this section for more information
Business
divisions and
Group
Treasury
Risk Control
Treasury risk:
the risks associated with asset and liability management and UBS AG’s liquidity and funding positions, as well as structural exposures.
Audited |
Liquidity risk:
the risk that UBS AG is unable to meet business-as-usual or stress cash / collateral flows.
▲
Audited |
Funding risk:
the risk that UBS AG is unable to borrow funds to support its current business and desired strategy.
▲
›
Refer to the “Liquidity and funding management” section of this report for more information
Interest rate risk in the banking book:
the risk to the firm’s capital and earnings arising from the adverse effects of interest rate movements on the firm’s banking book positions. The risk is transferred from the originating business divisions, i.e. Global Wealth Management and Personal & Corporate Banking, to Group Treasury
to risk-manage this
centrally and benefit from firm-wide netting, while leaving the business divisions with margin management.
›
Refer to “Market risk” in this section for more information
Structural foreign exchange risk:
the risk of decreases in UBS AG’s capital or capital ratios due to adverse impacts from changes in foreign exchange rates.
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
›
Refer to “Market risk” in this section for more information
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
›
Refer to “Country risk” in this section for more information
Business
divisions
Risk Control
Sustainability and climate risk:
the risk that UBS AG negatively impacts, or is impacted by, climate change, nature, human rights and other relevant environmental and social matters. Sustainability and climate risks may materialize as credit, market, liquidity, business or non-financial risks for UBS AG, potentially leading to adverse financial, liability or reputational impacts. These risks extend to the value of investments and may also affect the value of collateral (e.g. real estate). Sustainability and climate risk includes transition risk and physical risk.
Transition risk:
climate-driven transition risks arise from the transition to a sustainable economy, in particular its decarbonization, for example due to changes in policy, case law, technology or in the behavior of market participants.
This may contribute to a structural change across economies and consequently affect banks and the stability of the wider financial sector.
Physical risk:
climate-driven physical risks arise from acute hazards, which are increasing in severity and frequency,
and
chronic risks that arise from an incrementally changing climate. Climate-driven physical risks may contribute to structural changes across economies and consequently affect banks and the stability of the wider financial sector.
›
Refer to “Sustainability and climate risk” in the “Risk management and control” section of the UBS Group
Annual Report
2025, available under “Annual reporting” at ubs.com/investors , for more information
Business
divisions
Risk Control

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk
managed by
Independent
oversight by
Financial risks (continued)
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
Business
divisions
Risk Control
and Finance
Strategic risk:
the idiosyncratic risk arising from the impact of strategic decisions on UBS, which can be driven by exogenous factors, such as changes in the industry or regulatory environments, or by endogenous factors, such as constraints related to or execution of strategic decisions.
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
GCORC
Employment
risk:
the risks arising
from acts inconsistent
with laws,
rules and regulations
or the firm‘s
policies governing
employment
practices,
health and
well-being,
discrimination,
performance
and compensation,
and employee-related
taxes
and benefits.
Also includes
risks arising
from loss of
key staff, excessive
turnover, inadequate
resourcing and
failure to
implement
comprehensive
succession
plans for key
positions,
as well as
those arising
from failure
to perform
an
appropriate
vetting process
including stringent
due diligence
and background
checks,
in order to
ensure on-boarded
staff
are fit and
proper.
Human
Resources
Conduct risk:
the risk that the conduct of the firm or its individuals unfairly impacts clients or counterparties, undermines the integrity of the financial system or impairs effective competition to the detriment of consumers.
GCORC
Market conduct risk: the risk of failure to maintain appropriate standards to ensure fair and effective markets and meet legal / regulatory requirements and expectations governing activities undertaken on or through a market or in pricing- / transaction-related bilateral interactions between counterparties.
GCORC
Client suitability risk:
the risk that clients are provided with products or services that do not match their investor profile, including their investment objectives, financial situation, time horizon, risk tolerance, and knowledge and experience, resulting in the client receiving a product
or service that is not suitable for their individual circumstances.
GCORC
Financial crime risk:
the risk of failure to prevent financial crime (including money laundering, terrorist financing, sanctions or embargo violations, internal and external fraud, bribery, and corruption).
›
Refer to “Non-financial risk” in this section for more information
Business
divisions
GCORC
Operational risk:
the risk resulting from inadequate or failed internal processes, people or systems, or from external causes (deliberate, accidental or natural).
›
Refer to “Non-financial risk” in this section for more information
Business
divisions
GCORC
Cybersecurity and information-security risk:
the risk that a malicious internal or external act, a failure of technology, or human error materially
compromises the confidentiality, integrity or availability of UBS AG’s data, systems or services.
›
Refer to “Non-financial risk” in this section for more information
Business
divisions and
Group
Technology
GCORC
Third-party risk:
the risk arising from consuming goods or services from third parties (from an UBS AG consolidated or legal entity perspective) and their subcontractors, including inadequate oversight or non-compliance with policy or regulatory requirements that may lead to operational disruption, data compromise or reputational harm.
›
Refer to “Non-financial risk” in this section for more information
Business
divisions and
Group
functions
GCORC
Model risk:
the risk of adverse consequences (e.g. financial loss, due to legal matters, operational loss, biased business decisions, or reputational damage) resulting from decisions based on incorrect, inadequate or misused model outputs
and reports.
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Overview of risks arising from our business activities
Key risks by business division and Group functions
Business divisions and Group functions Key financial risks arising from business activities
Global Wealth Management Credit risk
from collateralized lending primarily against securities, residential and commercial real estate, other real assets (such as ships and aircraft), private market and hedge fund interest, and investors’ uncalled capital commitments, as well as from collateralized clients’ derivatives trading. Also includes unsecured lending, i.e. recourse-based lending and cash-flow-based corporate lending to entities owned and controlled by UBS AG’s Global Wealth Management clients.
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
risk.
Investment Bank Credit risk
from lending (take-and-hold, as well as temporary loan underwriting activities) and counterparty credit risk from derivatives trading and securities financing.
Market risk
from secondary trading and primary underwriting activities.
Non-core and Legacy Credit risk
arising from a residual portfolio of less-liquid structured financing transactions, including some with residential and commercial real estate collateral and a small number of trades remaining from a corporate loan portfolio.
Market risk
is limited and results from a largely hedged portfolio of both complex and simple credit, interest rate and equity derivative transactions.
Group functions Credit risk , market risk
and
treasury risk
arising from Group Treasury’s
management of UBS AG’s balance
sheet (asset and liability management), capital, profit or loss, and liquidity and funding.
All the business divisions and Group functions are exposed to country risk, sustainability and climate risk
and
non-financial risk . Non-financial risk is an
inevitable consequence of being an operating firm and can arise as a result of UBS AG’s past and current business activities.
Risk oversight
Risk governance
The risk governance
of UBS AG is
modeled on that
of the UBS Group,
with the
same three
lines of defense
and equal
governance structure in terms of key roles and responsibility for risk management.
›
Refer to “Risk governance” in the “Risk management and control” section of the UBS Group Annual Report
2025, available under
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
As UBS AG’s risk profile is closely aligned to that of the UBS Group, it relies on the internal risk reporting framework for the Group to cover the reporting for UBS AG.
The Group
Risk Report
provides a
detailed qualitative
and quantitative
monthly overview
of developments
in financial
and non-financial risks at the firm-wide level, including
the status of our risk appetite objectives and
the results of firm-
wide stress testing.
The Group Risk
Report is distributed
internally to the
Board of Directors
(BoD), the Executive
Board
(EB), and
senior members
of
Risk
Control, Internal
Audit, Finance
and
Legal. Risk
reports are
also
produced covering
significant
Group
entities
and
branches
(i.e.
entities
and
branches
subject
to
enhanced
standards
of
corporate
governance), which also include significant entities and branches of UBS AG.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Monthly business division and
Group Items risk reports
are supplemented with daily
or weekly reports, at
various levels
of granularity, covering market,
credit and treasury risks
to enable risk officers
and senior management to
monitor and
control the Group’s risk profile.
UBS AG’s internal risk reporting covers financial
and non-financial risks and is supported
by risk data and measurement
systems
that
are
used
for
risk
management
and
monitoring
purposes
and
also
for
external
disclosure and
regulatory
reporting. Dedicated units within Risk Control assume responsibility for measurement, analysis and reporting of risk and for overseeing the quality and integrity of risk-related data. The firm’s risk data and measurement systems are subject to
periodic review by Internal Audit, which applies a risk-based audit approach.
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
›
Refer to “Employees” in the “Our stakeholders” section of the UBS Group Annual Report 2025, available under “Annual reporting”
at ubs.com/investors , for more information about our Pillars, Principles and Behaviors
›
Refer to the Code of Conduct and Ethics of UBS, available at ubs.com/code , for more information

Annual Report 2025 |
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
Quantitative risk appetite objectives
These objectives are complemented by a standardized set of quantitative non-financial risk appetite objectives at Group
level,
expressed
as
percentages
of
the
monetary
impacts
from
non-financial
risk
events
relative
to
total
revenue
and
operational risk
regulatory capital,
respectively. If
these percentages
are exceeded,
a review
of key
loss drivers
and required
mitigation measures is triggered.
Risk appetite statements at
the business-division level are
derived from the firm-wide
risk appetite. They may
also include
business-division-specific strategic
goals related
to that
business division’s
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
Group, we
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Stress testing
We perform stress testing
to estimate losses
that could result
from extreme yet
plausible macroeconomic and
geopolitical
stress events
to identify, better
understand and
manage our
potential vulnerabilities
and risk
concentrations. Stress
testing
has a
key role
in our
limits framework
at the
firm-wide, business
division, legal
entity and
portfolio levels.
Stress
test
results are regularly
reported to the BoD and the
EB. We also provide detailed
stress loss analyses to the Swiss
Financial
Market
Supervisory
Authority
(FINMA)
and
regulators
of
our
legal
entities
in
accordance
with
their
requirements.
As
described
in
“Risk
appetite
framework”,
stress
testing
has
a
central
role
in
our
risk
appetite
and
business
planning
processes.
The combined stress-testing
(CST) framework is scenario
based and aims to
quantify overall firm-wide
impacts that could
result
from
various
potential
global
systemic
events.
The
framework
captures
all
material
risks,
as
covered
in
“Risk
categories”, to the extent the risk is consistent with the narrative and main assumptions of the framework.
Scenarios are forward looking
and encompass macroeconomic and
geopolitical stress events calibrated
to different levels
of severity. In
each scenario, we assume
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
2025, the
binding scenario
for CST
was the
internal
global
crisis scenario
. This
scenario assumes
a fall
in global
trade, which
particularly hits
China and
leads to
a hard
landing.
Combined with
political, solvency
and liquidity
concerns, this
results in
a sharp
sell-off of
emerging markets
sovereign
debt and some
emerging markets default.
The macroeconomic and
market impacts amplify
concerns about peripheral
European sovereign debt, causing Greece and Cyprus to default.
From the
beginning of 2026
the binding scenario
for CST
has changed to
the global trade
war scenario. This
scenario
assumes heightened
geopolitical tensions
and explores
tail risks
concerning US
protectionist policies
and retaliation
by
the US’s trading partners. US
policies solidify Switzerland as a safe-haven
country and the US dollar
depreciates against
the Swiss franc. The scenario assumes that disruptions in
global trade contribute to rising inflation and a large economic contraction. Despite
rising inflation,
the Federal
Reserve makes
measured interest
rate cuts,
and other
major central
banks
in advanced economies follow the same course.
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
›
Refer to the “Capital management” and “Liquidity and funding management” sections of this report for more information about
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
risk factors. We take
into account direct
exposure from credit
and issuer
risk, as
well as
indirect exposures,
such as
reliance on
collateral. Also
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
For non-financial risks, risk concentrations may result from, for example, a single non-financial risk issue that is large on
its own (i.e. it has
the potential to produce
a single high-impact loss or
a number of losses
that together are high
impact)
or related
non-financial risk
issues that
may link
together to
create a
high impact.
For example,
UBS AG considers
the
level
of
risk
arising
from
concentration
to
a
single
counterparty,
subcontractor
or
country
in
connection
with
the
management of third-party risk.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk concentrations
are subject
to increased
oversight by
Group Risk
Control and
Group Compliance
and Operational
Risk Control, and
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
Credit risk
Audited |
Main sources of credit risk
–
In Global Wealth
Management, credit
risk arises from
collateralized lending,
primarily against securities,
residential and
commercial
real
estate,
other
real
assets
(such
as
ships
and
aircraft),
private
market
and
hedge
fund
interest,
and
investors’ uncalled
capital commitments, as
well as
from collateralized clients’
derivatives trading. In
addition, credit
risk also arises from unsecured lending, i.e. recourse-based lending and cash-flow-based corporate lending to entities owned and controlled by our Global Wealth Management clients.
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
a
residual
portfolio
of
less-liquid
structured
financing
transactions,
including some with residential and
commercial real estate collateral and
a small number of
trades remaining from a
corporate loan portfolio.
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
and other
financial assets
at amortized
cost. Traded products
include over-the-counter (OTC)
derivatives, exchange-traded
derivatives
(ETD)
and
securities
financing
transactions
(SFTs),
which
consist
of
securities
borrowing
and
lending,
and
repurchase and reverse repurchase agreements.
The exposures
detailed in
this section
are based
on management’s view
of credit
risk, which
differs in
certain respects
from the requirements of IFRS Accounting Standards.
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
›
Refer to “Note 13 Other assets” in the “Consolidated financial statements” section of this report for more information about other
assets at amortized cost
›
Refer to “Note 21 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of this
report for more information about UBS AG’s
traded products
exposure

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Banking products
Banking products exposure in our business divisions and Group Items
31.12.25
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core
and Legacy
Group
Items Total
Banking products exposure, gross
1,2
481,579
465,195
2,060
108,676
9,485
24,866
1,091,861
of which: loans and advances to customers (on-balance sheet)
323,777
313,111
7
21,159
999
2,944
661,997
of which: guarantees and irrevocable loan commitments (off-balance sheet)
20,400
48,469
2
35,901
674
23,777
129,223
Committed unconditionally revocable credit lines
3
69,537
49,495
0
528
4
3,543
123,107
Total credit-impaired exposure, gross
1
1,770
4,486
0
642
933
0
7,831
Total allowances and provisions for expected credit losses
313
2,334
1
485
839
9
3,982
of which: stage 1
105
344
0
117
0
9
575
of which: stage 2
53
245
1
129
233
0
661
of which: stage 3
156
1,745
0
239
606
0
2,746
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
751
0
2,417
1 IFRS 9 gross exposure
for banking products includes
the following financial instruments
in scope of expected
credit loss requirements: balances
at central banks,
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
1,2
USD m, except where indicated 31.12.25 31.12.24
Investment
grade /
Rating
1–5
Sub-investment grade
Defaulted /
Credit-
impaired
Banking
products
exposure,
gross
Investment
grade /
Rating
1–5
Sub-investment grade
Defaulted /
Credit-
impaired
Banking
products
exposure,
gross Business divisions
Rating
6–9
Rating
10–13
Rating
6–9
Rating
10–13
Global Wealth Management 294,141 54,819 4,480 1,770 355,210 278,566 46,912 2,166 1,421 329,065
Personal & Corporate Banking 229,664 124,328 12,193 4,486 370,670 229,372 84,758 8,601 4,187 326,918
Investment Bank 29,632 19,039 16,446 642 65,759 26,357 16,699 15,588 595 59,239
1 Excluding balances at central banks and Group Treasury
reallocations.
2 The ratings of the major credit rating agencies,
and their mapping to our internal rating scale, are shown
in the “Internal UBS rating scale
and mapping of external ratings” table in this section.
Global Wealth Management
Gross banking products exposure increased by
USD 28bn to USD 482bn as of
31 December 2025, predominantly due
to
the
weakening
of
the
US
dollar
against
other
major
currencies
and
also
due
to
net
new
loans.
Our
Global
Wealth
Management loan
portfolio is
mainly secured
by a
diversified portfolio
of securities
(standard
Lombard
loans) and
by
residential real estate.
As of 31 December 2025,
94% of our USD 184bn
of standard Lombard
loans, including traded products
collateralized
by
securities,
were
rated
as
investment
grade
based
on
our
internal
ratings.
Moreover,
standard
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
In 2025, the standard Lombard
book, including traded products, grew by approximately 11%.
The residential real estate portfolio increased by approximately 6% in 2025, mainly driven by our Swiss mortgage book, in line with the weakening of the US dollar against the Swiss franc by 15% over the course of 2025.
Specialized
financings
as
of
31 December
2025
totaled
USD 59bn,
including
traded
products.
This
portfolio
mainly
consists
of
non-standard
Lombard
lending,
commercial
real
estate
loans,
financing
for
ships,
yachts
and
aircraft,
unsecured
lending,
and
loans
collateralized
with
uncalled
capital
commitments.
These
financings
decreased
by
approximately 6% in 2025, largely due to the wind down of non-strategic portfolios.
›
Refer to “Lending secured by real estate” and “Lombard lending” in this section for further information about these types of
lending

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 31.12.25 31.12.24 31.12.25 31.12.24
Secured by collateral
318,204
291,679
279,809
235,413
Residential real estate
107,188
107,176
223,173
186,137
Commercial / industrial real estate
10,005
9,487
41,038
37,413
Cash
31,398
28,455
4,464
2,631
Equity and debt instruments
141,305
120,376
3,233
2,783
Other collateral
2
28,309
26,186
7,901
6,450
Subject to guarantees
272
1,751
5,479
7,032
Uncollateralized and not subject to guarantees
5,300
4,172
27,823
27,720
Total loans and advances to customers, gross
323,777
297,602
313,111
270,165
Allowances
(247)
(231)
(2,066)
(1,660)
Total loans and advances to customers, net of allowances
323,530
297,371
311,045
268,505
Collateralized loans and advances to customers as a percentage of total loans and advances to customers, gross (%)
98.3
98.0
89.4
87.1
1 Collateral arrangements
generally incorporate
a range of
collateral, including
cash, equity and
debt instruments,
real estate,
and other collateral.
For the
purpose of this
disclosure, UBS
AG applies a
risk-based
approach that generally prioritizes
collateral according to its
liquidity profile. In the
case of loan facilities with
funded and unfunded elements
the collateral is first
allocated to the funded
element. For legacy Credit
Suisse infrastructure a risk-based approach is applied that generally prioritizes real estate collateral and prioritizes other collateral according to its liquidity profile. In the case of loan facilities with funded and unfunded
elements the collateral
is proportionately allocated.
2 Includes but is
not limited to
life insurance contracts,
rights in respect
of subscription or
capital commitments from
fund partners, inventory,
gold and other
commodities.
Personal & Corporate Banking
Gross banking
products exposure
increased
by USD 37bn to
USD 465bn
as of 31 December 2025,
predominantly
due
to the weakening
of the US dollar
against the
Swiss franc
and net new
loans.
The exposure
is mainly
driven by
our Swiss
mortgage portfolio,
our Swiss
corporate banking
portfolio and,
to a
lesser
extent, our commodity trade finance portfolio. As of 31
December 2025, the majority of the banking products
exposure
was rated investment grade, and 90% of loans and advances
to customers were secured by collateral, mainly residential
and
commercial
property.
The
total
unsecured
amount
mainly
consists
of
cash-flow-based
lending
to
corporate
counterparties.
Our Swiss corporate banking products take-and-hold portfolio exposure increased by USD 2bn to USD 75bn (CHF 59bn)
as of 31 December
2025, primarily reflecting
the appreciation
of the Swiss
franc against the
US dollar,
partly offset
by
negative net
new loans.
The portfolio
consists of
loans, guarantees
and loan
commitments to
multi-national and
domestic
counterparties. The small and
medium-sized entity portfolio, in
particular,
is well diversified across
industries. However,
such companies are reliant on the domestic economy and
the economies to which they export, in particular the EU and the US.
Our
commodity
trade
finance
portfolio
focuses
on
energy
and
base-metal
trading
companies,
where
the
related
commodity price
risk is
hedged to
a large
extent by
the commodity
trader.
The majority
of limits
in this
business are
uncommitted,
transactional
and
short-term
in
nature.
Our
portfolio
size
was
USD 9bn
(CHF 7bn)
as
of
31 December
2025, compared with USD 9bn (CHF 8bn) as of 31 December 2024. A considerable part of the exposure correlates with commodity prices.
Swiss mortgage loan portfolio
Our Swiss mortgage loan portfolio secured by residential and commercial real estate in Switzerland continued to be our largest loan portfolio. These
mortgage loans (including loans
on owner-occupied commercial real estate, also included
in
the
aforementioned
Swiss
corporate
banking
products
exposure),
amounting
to
USD 362bn
(CHF 287bn)
as
of
31 December 2025, mainly originated from
Personal & Corporate Banking, with
contributions also from Global
Wealth
Management Region Switzerland.
Of
the
aggregate
amount
of
Swiss
residential
mortgages,
99.9%
would
continue
to
be
covered
by
the
real
estate
collateral even if
the collateral value
were to decrease
20%, and more
than 99% would
remain covered by
the real estate
collateral if the collateral value were to decrease 30%.
›
Refer to “Credit risk mitigation” in this section for more information about lending secured by real estate
Swiss mortgages: exposure by exposure segments and loan-to-value (LTV)
buckets
1
USD bn, except where indicated 31.12.25 31.12.24
LTV buckets
Exposure segment ≤30% 31–50% 51–60% 61–70% 71–80% 81–100% >100% Total Total
Residential mortgages
Exposure 187.2 74.4 16.0 6.1 1.6 0.2 0.1 285.5 237.6
Income-producing real estate
Exposure 36.7 13.5 2.5 0.8 0.2 0.1 0.0 53.9 57.7
Corporates
Exposure 12.2 4.4 1.0 0.5 0.2 0.1 0.1 18.3 15.7
Other segments
Exposure 2.8 1.0 0.2 0.1 0.1 0.0 0.0 4.2 2.2
Mortgage-covered exposure
Exposure 238.8 93.3 19.7 7.5 2.0 0.4 0.2 361.9 313.2
as a percentage of total 66 26 5 2 1 0 0 100 100
Mortgage-covered exposure 31.12.24
Exposure 206.0 80.0 17.7 6.9 1.9 0.5 0.3 313.2
as a percentage of total 66 26 6 2 1 0 0 100
1 The amount of each mortgage loan is allocated
across the LTV buckets
to indicate the portion at risk at the various
value levels shown; for example, a loan
of 75 with an LTV ratio
of 75% (i.e. a collateral value of
100) would result in allocations of 30 in the ≤30% LTV bucket,
20 in the 31–50% bucket, 10 in the 51–60% bucket, 10 in the
61–70% bucket and 5 in the 71–80% bucket.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Investment Bank
The Investment
Bank’s lending
activities are
largely associated
with corporate
and non-bank
financial institutions.
The
business is broadly diversified across industry sectors but concentrated in North America.
Gross banking products exposure increased by USD 36bn to USD 109bn as of 31 December 2025, due to an increase in balances
at
central
banks
and,
to
a
lesser
extent,
due
to
a
rise
in
all
other
banking
products.
The
banking
products
exposure
is
almost
equally
distributed
between
investment
grade
and
sub-investment
grade
rating,
with
a
slight
predominance of the latter.
Mandated loan underwriting commitments on a notional basis were USD 5.9bn as of 31 December 2025 (31 December
2024: USD 4.6bn),
reflecting new
mandates during
the year.
As of 31
December 2025,
USD 0.4bn of
these commitments
had not yet been distributed as originally
planned. Of the USD 4.6bn loan underwriting
commitments reported as of the
end of 2024, an amount of USD 4.5bn was syndicated or canceled in 2025.
Loan underwriting exposures
are classified as
held for trading,
with fair values
reflecting the market
conditions at the
end
of 2025. Credit hedges are in place to help protect against fair value movements in the portfolio.
›
Refer to “Credit risk models” in this section for more information about rating grades and rating agency mappings
Investment Bank: banking products exposure, by geographical region
1
31.12.25 31.12.24
USD m % USD m %
Asia Pacific 7,189 10.9 5,821 9.8
Latin America 732 1.1 778 1.3
Middle East and Africa 759 1.2 392 0.7
North America 39,768 60.5 37,567 63.4
Switzerland 507 0.8 132 0.2
Rest of Europe 16,803 25.6 14,550 24.6
Exposure 65,759 100.0 59,239 100.0
1 Excluding balances at central banks and Group Treasury reallocations.
Investment Bank: banking products exposure, by industry sector
1
31.12.25 31.12.24
2
USD m % USD m %
Banks 1,799 2.7 1,419 2.4
Electricity, gas, water supply 499 0.8 634 1.1
Financial institutions, excluding banks
3
33,226 50.5 26,774 45.2
Manufacturing
4
7,951 12.1 9,085 15.3
Mining 849 1.3 1,461 2.5
Public authorities 14 0.0 12 0.0
Real estate and construction 2,398 3.6 2,070 3.5
Retail and wholesale 4,722 7.2 3,375 5.7
Technology and communications 7,114 10.8 7,330 12.4
Transport and storage 954 1.5 869 1.5
Other
5
6,232 9.5 6,211 10.5
Exposure 65,759 100.0 59,239 100.0
1 Excluding
balances at
central banks
and Group
Treasury
reallocations.
2 Comparative-period
information has
been restated
to reflect
changes in
industry classification.
3 Includes
central counterparties.
4 Includes the chemicals industry.
5 Includes other business services, health and social services, as well as other minor industries.
Non-core and Legacy
Gross banking
products exposure decreased
by USD 24bn
to USD 9bn
as of
31 December 2025,
mainly due
to a
decrease
in high-quality liquid asset requirements, in combination with the ongoing de-risking of the portfolio.
›
Refer to “Balance sheet assets” in the “Balance sheet and off-balance sheet” section of this report for more information
›
Refer to the “Our businesses” section of this report for more information
›
Refer to the “Non-core and Legacy” section of this report for more information
Group Items
Gross banking products exposure,
which arises primarily in connection with treasury activities, increased by USD 5bn to
USD 25bn as of
31 December 2025, predominantly
driven by increases
in guarantees and
irrevocable loan commitments.
›
Refer to “Balance sheet assets” in the “Balance sheet and off-balance sheet” section of this report for more information
›
Refer to the “Group Items” section of this report for more information

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Traded products
Audited |
Counterparty credit
risk (CCR)
arising from
traded products,
which include
OTC derivatives,
ETD exposures
and
SFTs originating in the Investment Bank, Non-core and Legacy, and Group Treasury, is generally managed on a close-out
basis, as well as a stressed basis. This takes into account possible effects of market movements on the exposure and any associated collateral over the time it would take to close out our positions. Limits are applied to the potential future and stressed
exposure
per
counterparty,
with
the
size
of
the
limit
dependent
on
the
counterparty’s
creditworthiness
(as
determined by Risk
Control). Limit frameworks
are also used to
control overall exposure
to specific sectors.
Such portfolio
limits are monitored and reported to senior management.
Trading
in
OTC
derivatives
is
conducted
through
central
counterparties
where
practicable
or
required.
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
and / or
stressed
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
1
USD m, except where indicated 31.12.25 31.12.24
Investment
grade /
Rating
1–5
Sub-investment grade
Defaulted /
Credit-
impaired
Traded
products
exposure,
net
2
Investment
grade /
Rating
1–5
Sub-investment grade
Defaulted /
Credit-
impaired
Traded
products
exposure,
net
2
Product
Rating
6–9
Rating
10–13
Rating
6–9
Rating
10–13
OTC derivatives 7,856 849 16 14 8,735 16,266 841 40 211 17,357
ETD 8,380 147 0 0 8,526 10,245 109 0 0 10,353
SFTs 18,022 463 0 0 18,486 18,063 289 0 0 18,352
Traded products exposure,
net
2
34,258 1,459 16 14 35,747 44,573 1,239 40 211 46,062
1 The ratings
of the major credit
rating agencies, and
their mapping to our
internal rating scale,
are shown in the
“Internal UBS rating
scale and mapping of
external ratings” table
in this section.
2 After credit
valuation adjustments and hedges.
Investment Bank, Non-core and Legacy,
and Group Treasury:
net OTC derivatives and SFT exposure, by geographical
region
Net OTC derivatives exposure Net SFT exposure
31.12.25 31.12.24 31.12.25 31.12.24
USD m % USD m % USD m % USD m %
Asia Pacific 1,337 15.3 5,126 29.5 2,834 15.3 2,307 12.6
Latin America 46 0.5 88 0.5 59 0.3 27 0.1
Middle East and Africa 248 2.8 111 0.6 958 5.2 511 2.8
North America 3,066 35.1 4,165 24.0 5,009 27.1 4,946 27.0
Switzerland 1,070 12.3 2,522 14.5 570 3.1 494 2.7
Rest of Europe 2,968 34.0 5,345 30.8 9,056 49.0 10,066 54.9
Exposure 8,735 100.0 17,357 100.0 18,486 100.0 18,352 100.0

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Investment Bank, Non-core and Legacy,
and Group Treasury:
net OTC derivatives and SFT exposure, by industry sector
Net OTC derivatives exposure Net SFT exposure
31.12.25 31.12.24
1
31.12.25 31.12.24
1
USD m % USD m % USD m % USD m %
Banks 969 11.1 1,914 11.0 4,642 25.1 5,808 31.6
Electricity, gas, water supply 111 1.3 132 0.8 3 0.0 2 0.0
Financial institutions, excluding banks
2
6,940 79.4 14,454 83.3 13,191 71.4 11,883 64.8
Manufacturing
3
65 0.7 34 0.2 0 0.0 1 0.0
Mining 125 1.4 58 0.3 1 0.0 0 0.0
Public authorities 335 3.8 391 2.3 551 3.0 542 3.0
Real estate and construction 8 0.1 144 0.8 0 0.0 0 0.0
Retail and wholesale 35 0.4 9 0.1 0 0.0 0 0.0
Technology and communications 25 0.3 38 0.2 0 0.0 0 0.0
Transport and storage 65 0.7 22 0.1 0 0.0 1 0.0
Other 58 0.7 160 0.9 97 0.5 114 0.6
Exposure 8,735 100.0 17,357 100.0 18,486 100.0 18,352 100.0
1 Comparative-period information has been restated to reflect changes in industry classification.
2 Includes central counterparties.
3 Includes the chemicals industry.
Credit risk mitigation
Audited |
UBS AG manages
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
For residential
properties occupied
by the
borrower, the
maximum LTV
for the
standard approval
process is
80%. For
income-producing real estate (IPRE), the
maximum LTV allowed within the
standard approval process ranges from
40%
to 80%, depending on the type and age of the property.
Audited |
The value UBS AG assigns to each property is an
estimate based on model-derived valuations, the purchase price and, depending on the property type and
ownership purpose, a valuation at cost. In
some cases, an additional external
valuation is considered.
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

Annual Report 2025 |
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
UBS AG
derives
lending
values
by
applying
discounts
(haircuts)
to
the
pledged
collateral’s
market
value.
Haircuts
for
marketable securities are calculated
to cover a possible
adverse change in market
value over a given
close-out period and
confidence level. Less-liquid or more volatile collateral will typically have larger haircuts.
UBS AG assess its concentration and
correlation risks across collateral posted at
a counterparty level, and at a
divisional
level across counterparties.
It also performs
targeted firm-wide reviews
of concentration. Concentration
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
UBS AG conducts stress testing
of collateralized exposures to
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
›
Refer to “Stress loss” in this section for more information about our stress testing
Credit hedging
Audited |
UBS AG
uses
single-name
credit
default
swaps
(CDSs),
credit-index
CDSs,
structured
portfolio
hedges
(SPHs),
bespoke protection and other
instruments to actively
manage credit risk. The
aim is to reduce
concentrations of risk
from
specific counterparties, sectors
or portfolios and,
for CCR, the
profit or loss
effect arising from changes
in credit valuation
adjustments.
UBS AG has guidelines with regard to taking credit
hedges into account for credit risk mitigation
purposes. For example,
when monitoring exposures against
counterparty limits, UBS AG does
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
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about risk transfer through synthetic securitizations
Mitigation of settlement risk
To mitigate settlement risk, UBS AG reduces its
actual settlement volumes
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Credit risk models
Basel III – IRB credit risk models
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
internal ratings-based (IRB)
approach of the
Basel III framework. Models
are also used
to derive the
portfolio credit risk
measures of EL, statistical loss and stress loss.
▲
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about the regulatory capital calculation under the IRB approach and key credit risk models applied to UBS AG exposures
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
The EAD of an
on-balance sheet
loan is its
notional amount,
while for off-balance
sheet commitments
that are not
drawn,
credit conversion
factors (CCFs)
are used in
order to
obtain an
expected on-balance
sheet amount.
For traded products under the internal
model method for derivatives
and the repo value-at-risk approach
for SFTs,
EAD is
derived by
modeling the range
of possible
exposure outcomes at
various points in
time using
a simulation based
on a
scenario-consistent
technique.
UBS AG
assesses
the net
amount
that may
be owed
to it
or that
it may
owe to
others,
taking
into account
the effect
of market
movements
over the
potential
time it would
take to close
out positions.
UBS AG assess
its exposures
where there
is a
material correlation
between the
factors driving
the credit
quality of
the
counterparty and those driving the potential
future value of UBS AG’s traded products
exposure (wrong-way risk), and it
has established specific controls to mitigate such risks.
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

Annual Report 2025 |
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
average through
-the-cycle (TTC)
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
UBS AG’s
Basel III
credit
risk
models,
both
in
the
loss
estimation process and the
result thereof. Most notably, regulatory Basel III EL parameters are TTC /
downturn estimates,
which
include
a
margin
of
conservatism,
while
IFRS 9
ECL
parameters
are
typically
PIT,
reflecting
current
economic
conditions and future
outlook. The table below
summarizes the main differences.
Stage 1 and 2 ECL expenses in
2025
were USD 8m and
the respective allowances
and provisions as
of 31 December 2025
were USD 1,237m. This
included
ECL allowances and provisions of USD 1,125m
related to positions under the Basel III IRB
approach. Basel III EL for non-
defaulted positions was USD 2,028m.
›
Refer to “Note 1 Summary of material accounting policies” in the “Consolidated financial statements” section of this report for
more information about our accounting policy for allowances and provisions for ECL including key definitions relevant for the ECL
calculation under IFRS 9
The table below shows the main differences between the two expected loss measures.
Basel III EL (IRB approach) IFRS 9 ECL
Scope The Basel III IRB approach applies to most credit risk exposures. It includes transactions measured at amortized cost, at fair value through profit or loss and at fair value through OCI, including loan commitments and financial guarantees.
The IFRS 9 ECL calculation mainly applies to financial assets measured at amortized cost and debt instruments measured at
fair value through OCI, as well as loan commitments and financial guarantees not at fair value through profit or loss.
12-month versus
lifetime
expected loss
The Basel III IRB approach takes into account expected losses resulting from expected default events occurring within the next
12 months.
In the absence of a significant increase in credit risk (an SICR), a maximum 12-month ECL is recognized. Once an SICR event has
occurred, a lifetime ECL is recognized considering expected
default events over the life of the transaction.
Exposure at
default
(EAD)
EAD is the amount we expect a counterparty to owe us at the
time of a possible default. For on-balance sheet banking products,
EAD equals the book value as of the reporting date; for traded products, the vast majority of EAD is modeled. For lending, EAD is expected to remain constant over a 12-month period. For loan commitments, a credit conversion factor (a CCF) is applied to model expected future drawdowns. The CCF accounts for
downturn effect, includes a margin of conservatism and is aligned with regulatory floors.
EAD is generally calculated on the basis of the cash flows that are expected to be outstanding at the individual points in time during the life of the transaction. For loan commitments, a CCF is applied to model expected future drawdowns. The CCF’s target is the
best estimate of expected undrawn line usage at default without any conservative adjustments.
Probability of
default
(PD)
PD estimates are determined on a through-the-cycle (TTC) basis including conservative adjustments and floors in line with
regulation. They represent historical average PDs, taking into account observed losses over a prolonged historical period, and therefore are less sensitive to movements in the underlying
economy.
PD estimates are determined on a point-in-time (PIT) basis, based on current conditions and incorporating forecasts for future economic conditions at the reporting date.
Loss given
default
(LGD)
LGD includes prudential adjustments, such as downturn LGD
assumptions and floors. Similar to PD, LGD is determined on a
TTC basis.
LGD should reflect the losses that are reasonably expected to be incurred and prudential adjustments should therefore not be
applied. Similar to PD, LGD is determined on the basis of a PIT approach.
Use of scenarios
No use of scenarios. Multiple forward-looking scenarios have to be taken into account to determine a probability-weighted ECL.

Annual Report 2025 |
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
appropriate, limits
on this
basis are
applied.
Stress
scenarios
and
methodologies are
tailored
to
the
portfolios’
natures,
ranging
from
regionally
focused
to
global
systemic events and varying in time horizon.
›
Refer to “Stress testing” in this section for more information about the stress
-testing framework
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
For
LGD,
backtesting
statistically
tests
the
mean
difference
between
the
observed
and
predicted
LGDs.
We
compare
predicted LGDs with actual outcomes and if any statistically significant deviation is identified, follow-up actions, such as
a recalibration of the models, are taken.
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
As
part
of
our
continuous
efforts
to
enhance
models
to
reflect
market
developments
and
newly
available
data,
we
updated several models in 2025.
In
Personal
&
Corporate
Banking
and
Global
Wealth
Management,
we
refined
the
models
for
the
integrated
Swiss
income-producing and residential real estate mortgage portfolios.
In
Global
Wealth
Management,
a
new
dedicated
PD
and
LGD
model
for
concentrated
equity-based
lending
was
implemented, and a
conservative RWA buffer
for concentrated equity-based
lending was released
accordingly. Moreover,
the derivative exposure modeling within the PD and LGD calculation for standard Lombard loans was further enhanced.
Also,
following
a
review
of
regulatory
requirements
and
wording
of
client
contracts,
the
Swiss
Financial
Market
Supervisory Authority (FINMA)
agreed to
descope the undrawn
amount of
uncommitted Lombard loans
from the
EAD
calculation. This change
was implemented for
the US portfolio
in 2025, with
implementation for other
portfolios planned
for 2026.
In Global Wealth Management, we have
also deployed a new version of
the ship finance PD and LGD
model, replacing
the
previous
version
implemented
on
the
legacy
Credit
Suisse
infrastructure.
Additionally,
the
US
private
equity
subscription loans were moved from the standardized approach for credit risk to the foundation IRB approach.
In the Investment
Bank, we recalibrated
the PD model
for corporate clients.
We also updated
the LGD model
for sight
deposits at selected central banks.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Most of the legacy Credit Suisse models
have already been decommissioned, with any
remaining exposure moved to the
standardized approach
for the
calculation of
risk-weighted assets.
The few
models still
in use
on legacy
Credit Suisse
infrastructure have
been integrated
into the
UBS model
risk management
framework and
are scheduled
to be
retired
during the first half
of 2026. For positions
that have migrated
from the legacy
Credit Suisse to
UBS infrastructure, UBS
models have been adopted accordingly.
Where required, changes to models and model parameters were approved by FINMA before implementation.
›
Refer to “Risk-weighted assets” in the “Capital management” section of this report for more information about the effect of the
changes to models and model parameters on credit risk RWA
Credit-risk-model-related regulatory capital developments
In Switzerland,
the amendments
to the
Capital Adequacy
Ordinance that
incorporate the
final Basel III
standards into
Swiss law entered into force on 1 January 2025. The adoption led to a number of revisions to the internal ratings-based
(IRB) approaches, namely removing the option
of using the A-IRB approach for certain
asset classes, introducing certain
floors for
the IRB
risk parameters,
and various
requirements to
reduce RWA
variability.
In addition,
the removal
of the
internal model approach for credit valuation adjustment became effective.
›
Refer to “Capital management objectives” in the “Capital management” section of this report for more information about the
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
credit
restructured,
and there is general evidence
of credit recovery. A three-month
probation period
is applied before a transfer
back to stages
1 or 2 can
be triggered.
However, most
instruments
remain in
stage 3 for
a longer
period of
time.
▲
Forbearance (credit restructuring)
Audited |
If payment
default is
imminent or
default has
already occurred, UBS
AG may
grant concessions
to borrowers
in financial
difficulties that it would otherwise
not consider in the normal
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Loss history statistics
An
instrument
is
classified
as
credit
impaired
if
the
counterparty
has
defaulted.
This
also
includes
credit-impaired
exposures for which no loss
has occurred or for which
no allowance has been
recognized (e.g. where UBS AG expects to
fully recover the exposures via collateral held).
Coverage ratios are calculated
for the core
loan portfolio by taking
ECL allowances and provisions
divided by the
gross
carrying amount of
the exposures. Core
loan exposure is
defined as the
sum of Loans
and advances to
customers and
Loans to financial advisors.
The total combined
on- and off-balance
sheet coverage ratio
was 39 basis points
as of 31 December
2025, 2 basis points
higher
than
the
ratio
as
of
31 December
2024.
The
combined
stage 1
and
2
ratio
was
10 basis
points,
unchanged
compared with the ratio as of 31 December 2024;
the stage 3 ratio was 34%, 3 percentage points
higher than the ratio
as of 31 December 2024.
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Loss history statistics
USD m, except where indicated 31.12.25 31.12.24 31.12.23
Banking products, core exposure and off-balance sheet, gross
1
936,334 879,853 562,095
of which: amounts due from banks and loans and advances to customers, gross 681,253 608,330 434,780
Credit-impaired exposure, gross (stage 3) 7,831 7,492 2,966
of which: credit-impaired amounts due from banks and loans and advances to customers (stage 3) 7,172 7,120 2,586
Non-performing amounts due from banks and loans and advances to customers
6,579 6,044 2,793
ECL allowances and provisions for credit losses
2
3,982 3,527 1,244
of which: core loan exposure (all stages) 3,628 3,203 1,172
of which: amounts due from banks and loans and advances to customers (all stages) 3,250 2,872 942 of which: amounts due from banks and loans and advances to customers (stage 3) 2,613 2,266 377
Write-offs (stage 3) 442 380 77
of which: write-offs for amounts due from banks and loans and advances to customers 429 361 62
Credit loss expense / (release)
3
549 544 143
Ratios
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
4 1.1 1.2 0.6
Non-performing lending assets as a percentage of total lending assets, gross (%)
4 1.0 1.0 0.6
ECL allowances for lending assets as a percentage of total lending assets, gross (%)
4 0.5 0.5 0.2
Write-offs as a percentage of average gross lending assets outstanding during the period (%)
4
0.1 0.1 0.0
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
–
Trading market risks
arise primarily in
the Investment Bank,
Non-core and Legacy
and, to a
lesser extent, Global
Wealth
Management.
In
the
Investment
Bank
these
risks
are
mainly
connected
with
securities
and
derivatives
trading
for
market-making and client facilitation, as
well as Global Banking
activity for primary debt and
equity underwriting. In
Non-core and Legacy,
market risk
is limited
and results from
a largely
hedged portfolio
of both
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
business-division
level
based
on
jump-to-zero
measures, which estimate maximum default exposure (the default event loss assuming zero recovery).
–
Non-trading
foreign
exchange
risks
are
managed
under
market
risk
limits,
with
the
exception
of
Group
Treasury
management of consolidated capital activity.

Annual Report 2025 |
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
▲
›
Refer to the “Currency management” section of this report for more information about Group Treasury’s
management of foreign
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
Holding periods are used for liquidity-adjusted stress to
reflect the time needed to reduce or
hedge the risk of positions
in each major risk factor in a stressed environment. We apply minimum holding periods, regardless of observed liquidity levels, as identification of and reaction to a crisis may not always be immediate.
The expected market movements
are derived using historical market
behavior (based on analysis of
historical events) and
forward-looking analysis including consideration of defined scenarios that have not occurred in the past.
Stress-based limits apply at several levels of the organizational hierarchy. Liquidity-adjusted stress is also the core market risk component of our combined stress test framework and therefore integral to our overall risk appetite framework.
›
Refer to “Risk appetite framework” in this section for more information
›
Refer to “Stress testing” in this section for more information about our stress
-testing framework
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

VaR models are used for internal management purposes, with exposures measured using VaR at a
95
% confidence level
for
UBS AG
excluding
certain
legacy
Credit
Suisse
components, and
a
98
%
confidence
level
for
the
aforementioned
legacy
Credit
Suisse
components,
and
applying
a
1-day
holding
period,
aligned
to
the
way
we
consider
the
risks
associated with our trading
activities. From 2026, VaR
limits are established for
UBS AG excluding certain legacy
Credit
Suisse components only;
VaR limits for
legacy Credit Suisse
components have been
decommissioned, as the
remaining
exposure is immaterial.
▲
Management VaR for the period
Average management VaR (1-day,
95% confidence level) of UBS AG excluding certain legacy Credit Suisse components in 2025 decreased
to USD 10m from
USD 12m in 2024,
mainly driven by
the Investment Bank’s
Global Markets business.
Average
management
VaR
(1-day,
98%
confidence
level)
of
the
aforementioned legacy
Credit
Suisse
components
in
2025 decreased to USD 3m from USD 12m in 2024, driven
by continued strategic migration of positions to UBS
AG and
exposure reduction in Non-core and Legacy.
Audited |
Management value-at-risk (1-day, 95% confidence level, 5 years of historical data) of the business divisions and Group
Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
For the year ended 31.12.25
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
0
8
6
1
0
Max.
9
21
14
9
8
Average
3
15
9
5
2
31.12.25
1
13
8
9
1
Total management VaR
2
19
10
9
Average (per business division and risk type)
Global Wealth Management
1
3
2
2
0
2
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
1
17
9
8
3
14
8
5
2
Non-core and Legacy
1
3
1
2
0
1
0
0
0
Group Items
3
6
4
4
1
3
2
1
0
Diversification effect
3,4
(6)
(7)
(1)
(4)
(4)
(1)
0
For the year ended 31.12.24
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
0
10
6
1
2
Max.
12
24
16
9
14
Average
4
16
9
4
4
31.12.24
1
20
10
3
4
Total management VaR
5
23
12
11
Average (per business division and risk type)
Global Wealth Management
1
2
2
1
0
1
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
3
23
11
10
4
15
8
3
4
Non-core and Legacy
1
3
1
1
0
1
1
0
0
Group Items
3
12
5
6
1
4
3
1
0
Diversification effect
3,4
(6)
(8)
(1)
(5)
(4)
(1)
0
1 The legacy Credit Suisse components not included in the UBS AG management VaR reflect the portfolio managed on legacy Credit Suisse infrastructure based on legacy Credit Suisse management VaR methodology
until full migration
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Management value-at-risk (1-day, 98% confidence level, 2 years of historical data) of certain legacy Credit Suisse components of the business divisions and Group Items, by general market risk type
1,2
For the year ended 31.12.25
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
1
0
0
0
0
Max.
2
3
4
3
0
Average
1
1
1
1
0
31.12.25
1
0
0
0
0
Total management VaR
1
6
3
1
Average (per business division and risk type)
Global Wealth Management
0
1
1
0
1
0
0
0
0
Personal & Corporate Banking
0
1
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
1
2
1
1
1
0
0
0
0
Non-core and Legacy
0
5
2
0
0
1
1
0
0
Group Items
0
0
0
0
0
0
0
0
0
Diversification effect
3,4
(1)
(1)
0
0
0
0
0
For the year ended 31.12.24
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
1
2
4
0
0
Max.
13
12
14
5
1
Average
5
6
9
1
0
31.12.24
1
2
4
1
0
Total management VaR
5
21
12
5
Average (per business division and risk type)
Global Wealth Management
1
3
2
1
1
0
1
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
1
11
3
1
2
1
1
0
0
Non-core and Legacy
4
16
10
4
4
4
9
1
0
Group Items
0
0
0
0
0
0
0
0
0
Diversification effect
3,4
(3)
(1)
(2)
1
(2)
0
0
1 The legacy Credit Suisse components not included in the UBS AG management VaR reflect the portfolio managed on legacy Credit Suisse infrastructure based on legacy Credit Suisse management VaR methodology
until full migration
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
purposes may not fully capture
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
▲

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

VaR model confirmation
VaR backtesting
is a performance measurement
process in which a
1-day VaR
prediction is compared
with the realized
1-day profit or loss. We conduct backtesting for internal model confirmation purposes.
VaR model developments in 2025
Audited |
In 2025, no
material changes were made
to the VaR model used
for UBS AG excluding
certain legacy Credit
Suisse
components or to the VaR model used for those certain legacy Credit Suisse components.
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
As part of going
live with the FRTB,
UBS has adopted the
standardized approach for all
FINMA-regulated legal entities,
including UBS AG.
›
Refer to “Risk-weighted assets” in the “Capital management” section of this report for more information about the development
of RWA including the regulatory add-on
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
UBS AG applies hedge accounting.
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

Annual Report 2025 |
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
5
Immediate Income statement
● ● ● ●
Derivatives transacted as economic hedges Immediate Income statement
● ● ● ●
1 Refer to the “Reconciliation of
equity under IFRS Accounting Standards to
Swiss SRB common equity tier 1
capital” table in the “Capital management”
section of this report for more
information about the differences
between shareholders’ equity and CET1 capital.
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
Economic value of equity sensitivity
Audited
|
The
EVE
sensitivity
in
UBS AG’s
banking
book
to
a
+1-basis-point
parallel
shift
in
yield
curves
was
negative
USD
43.8
m as of 31 December
2025, compared with negative
USD
37.1
m as of 31 December
2024. This excluded the
sensitivity of USD
8.0
m from
AT1
capital instruments (as
per specific FINMA
requirements) in
contrast to general
BCBS
guidance. The
exposure in
the banking
book of
UBS AG increased
in 2025,
driven by
net interest
income stabilization
initiatives and interest rate hedges in connection with issuances of AT1 capital instruments.
The majority of UBS AG’s IRRBB as
of 31 December 2025 was a
reflection of the net asset
duration that it ran to
offset
our modeled
sensitivity of
net USD
33.2
m (31 December
2024: USD
29.4
m) assigned
to our
equity,
goodwill and
real
estate, with the aim of
generating a stable NII contribution.
Of this, USD
19.7
m and USD
11.6
m were attributable to the
US dollar and the Swiss franc portfolios, respectively, (31 December 2024: USD
17.1
m and USD
10.6
m, respectively).
In addition to
the aforementioned
sensitivity, UBS AG calculates
the six interest
rate shock scenarios
prescribed by FINMA.
The “Parallel up” scenario, assuming all
positions were measured at fair
value, was the most severe
as of 31 December
2025
and
would
have
resulted
in
a
change
in
EVE
of
negative
USD
8.0
bn,
or
8.9
%
of
UBS AG’s
tier 1
capital
(31 December 2024: negative USD
6.7
bn, or
7.4
%), which is well below the
15
% threshold as per the BCBS
supervisory
outlier test for high levels of IRRBB.
The immediate effect on UBS AG’s tier 1 capital in the “Parallel up” scenario as of 31 December 2025 would have been a decrease
of approximately
USD
0.8
bn, or
0.9
%, in
its tier 1
capital (31 December
2024: USD
0.9
bn, or
1.0
%), reflecting
the
fact
that
the
vast
majority
of
UBS AG’s
banking
book
is
accrual
accounted
or
subject
to
hedge
accounting.
The
“Parallel up” scenario would subsequently have a positive effect on NII, assuming a constant balance sheet.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

As
the
overall
interest
rate
risk
sensitivity
shows
a
greater
impact
from
slower
asset
repricing
compared
with
faster
liabilities
repricing,
the
“Parallel
down”
scenario
was
the
most
beneficial
as
of
31 December
2025
and
would
have
resulted
in
a
change
in
EVE
of
positive
USD
8.2
bn
(31 December
2024:
positive
USD
7.2
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
31.12.25
USD m
Effect on EVE
1
– FINMA
Effect on EVE
1
– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 capital
instruments Total
+1 bp
(12.5)
(1.6)
(0.2)
(28.4)
(1.0)
(43.8)
8.0
(35.7)
Parallel up
2
(1,771.8)
(305.2)
(50.6)
(5,680.8)
(239.7)
(8,048.1)
1,505.3
(6,542.8)
Parallel down
2
1,973.3
342.6
46.3
5,601.5
265.3
8,229.0
(1,765.8)
6,463.2
Steepener
3
(888.9)
(16.0)
(9.0)
(1,369.1)
7.2
(2,275.8)
335.8
(1,940.1)
Flattener
4
551.1
(34.2)
0.3
62.4
(59.4)
520.3
5.9
526.1
Short-term up
5
(171.4)
(125.9)
(15.8)
(2,217.0)
(146.2)
(2,676.3)
653.1
(2,023.2)
Short-term down
6
169.4
127.1
10.5
2,299.6
145.2
2,751.7
(680.4)
2,071.4
31.12.24
USD m
Effect on EVE
1
– FINMA
Effect on EVE
1
– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 capital
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
Group
Treasury
uses
strategies
to
manage
this
foreign
currency
exposure,
including
matched
funding
of
assets
and
liabilities and net investment hedging.
›
Refer to “Sensitivity to currency movements” in the “Capital management”
section and to the “Currency management” section of
this report for more information about our exposure to and management of structural foreign exchange risk
›
Refer to “Note 24 Hedge accounting”
in the “Consolidated financial statements” section of this report for more information about
our hedges of net investments in foreign operations

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Investment risk
UBS AG is exposed
to investment risk
by holding own
investments in equity
securities, investment fund
units and debt
instruments.
Equity investments and investment fund units
Audited |
UBS AG
makes
direct
investments
in
a
variety
of
entities
and
buys
equity
holdings
in
both
listed
and
unlisted
companies,
with
the
aim
of
supporting
its
business
activities
and
delivering
strategic
value
to
the
firm.
This
includes
investments in
exchange and
clearing house
memberships, as
well as
minority investments
in early-stage
fintechs and
technology companies. UBS AG
may also make
investments in funds
that it manages
in order
to fund or
seed them at
inception or to demonstrate
that UBS AG’s interests
align with those of
investors. UBS AG also buys,
and is sometimes
required by agreement or regulation to buy,
securities and units from investment vehicles that it has sold to clients.
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
As of 31 December 2025, UBS AG held equity
investments and investment fund units totaling
USD
5.7
bn (31 December
2024: USD
6.5
bn), of which
USD
3.4
bn (31 December 2024:
USD
4.2
bn) was classified
as Financial assets
at fair
value
not held for trading and USD
2.3
bn (31 December 2024: USD
2.3
bn) as Investments in associates.
▲
›
Refer to “Note 20 Fair value measurement” and “Note 27 Interests in subsidiaries and other entities”
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
2025
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
13.9
bn as of 31 December
2025 (31 December 2024: USD
2.2
bn). The increase mainly
reflects purchases
of HQLA.
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
have an effect
on our equity
under IFRS Accounting
Standards and
CET1
capital.
Pension risk is the risk
that defined benefit plans’ funded
status might decrease, negatively
affecting our capital. This can
result from
decreases in
the value
of a
plan’s assets,
increases in
defined benefit
obligations or
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
›
Refer to “Note 1 Summary of material accounting policies” and “Note 25 Post-employment benefit plans” in the
“Consolidated
financial statements” section of this report for more information about defined benefit plans

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Country risk
Country risk framework
Country
risk
includes
all
country-specific
events
occurring
in
a
sovereign
jurisdiction
that
may
lead
to
impairment
of
UBS AG’s exposures. It
may take the
form of: (i) sovereign
risk, which is
the ability and
willingness of a
government to
honor its
financial commitments;
(ii) transfer risk,
which arises
if a
counterparty or
issuer cannot
acquire foreign
currencies
following a
moratorium by a
central bank on
foreign exchange transfers;
or (iii) “other”
country risk. “Other”
country
risk may
manifest itself
through increased
and multiple
counterparty and
issuer default
risk (systemic
risk) or
through
events that
may affect
a country’s
standing, such
as adverse
shocks affecting
political stability
or institutional
and / or
legal frameworks.
UBS AG
assigns
a
country
rating
to
each
country,
which
reflects
its
view
of
a
country’s
creditworthiness
and
of
the
probability of
a
country risk
event
occurring. Country
ratings are
mapped to
statistically derived
default
probabilities,
described under
“Probability of
default” in
this section.
UBS AG uses
this internal
analysis to
set the
credit ratings
of
governments and central
banks, estimate the
probability of a
transfer event
occurring, and establish
rules on how
aspects
of
country
risk
should
be
incorporated
in
counterparty
ratings
of
non-sovereign
entities
domiciled
in
the
respective
country.
Country
ratings
are
also
used
to
define
UBS AG’s
risk
appetite
regarding
foreign
countries.
A
country
risk
limit
(i.e.
maximum aggregate exposure) applies
to exposures to counterparties or
issuers of securities and financial
investments in
the
given
foreign
country.
UBS AG
may
limit
the
extension
of
credit,
transactions
in
traded
products
or
positions
in
securities based on a country
risk ceiling even if its
exposure to a counterparty
is otherwise acceptable. Country
limits are
approved by the Board of Directors and are delegated to the President of the Executive Board and the CRO according to the country rating and limit size.
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
Banking products exposure represents
notional amounts. Traded products
potential exposure reflects the
possible impact
of market
movements on
both the
exposure and
any related
collateral over the
period required to
close out
UBS AG’s
positions. UBS AG does not recognize any expected recovery values when reporting country exposure; the risk-reducing effects of
master netting agreements
and collateral
held is
recognized, which
is deducted
from the
potential exposure
values.
Within
banking
products
and
traded
products,
risk-reducing
effects
of
credit
protection
are
also
taken
into
account.
Trading inventory includes issuer risk
on securities (such as bonds and
equities) and risk relating to
underlying reference
assets for
derivative positions.
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
swaps and other
credit
derivatives.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Top 20 country risk exposures
The
table
below
shows
UBS AG’s
20
largest
country
exposures
by
product
type,
excluding
its
home
country,
as
of
31 December 2025 compared with 31 December 2024.
Compared with 2024, UBS AG’s net
exposure was largely stable. The
list of UBS AG’s top 20
countries remained broadly
unchanged, with two new entries (Brazil and Austria) and the exposure to each of those two not exceeding USD 2.0bn.
Based on the
sovereign rating
categories, as
of 31 December 2025,
84% of
UBS AG’s emerging
market country
exposure
was rated investment grade, compared with 85% as of 31 December 2024.
Venezuela
As of 31 December 2025, our direct country risk exposure to Venezuela was USD 4m, solely from issuer risk exposure in the Investment Bank.
Israel and Middle East
As
of
31 December
2025,
UBS AG’s
direct
country
risk
exposure
to
Israel
was
USD 375m,
mainly
from
lending
and
collateralized
over-the-counter
derivatives
exposure
within
the
Investment
Bank.
UBS AG’s
direct
exposure
to
Gulf
Cooperation Council countries as of 31 December
2025 was USD 4.1bn, while its
direct exposure to Egypt,
Jordan and
Lebanon was limited, and it had no direct exposure to Iran, Iraq or Syria.
Russia
UBS AG’s
direct
country
risk
exposure
to
Russia
contributed
USD 382m
to
its
total
emerging
market
exposure
of
USD 26.6bn as
of 31 December
2025. This
included cash
account balances and
lending exposures
from Non-core
and
Legacy. UBS AG had no material direct country risk exposure to Belarus or to Ukraine as of
31 December 2025. Potential
second-order impacts, such as European energy security, continue to be monitored.
Top
20 country risk net exposures, by product type
USD m Banking products
1,2
Traded products
3
Trading inventory
4,5
Total
2
31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24
United States 142,740 156,763 26,306 28,847 62,232 42,744 231,279 228,353
United Kingdom 15,383 15,644 13,981 18,112 4,294 1,880 33,658 35,637
Germany 15,054 15,247 5,891 7,162 9,067 7,796 30,012 30,205
Japan 23,439 20,131 5,147 4,757 953 931 29,539 25,819
France 2,027 2,007 3,820 4,936 8,118 7,786 13,965 14,729
Singapore 3,988 3,568 2,235 3,565 6,842 5,127 13,065 12,260
Australia 6,763 6,357 4,054 8,404 2,112 2,158 12,928 16,920
Canada 1,750 835 3,134 2,839 5,825 4,843 10,708 8,516
Luxembourg 5,730 6,360 528 1,191 107 99 6,365 7,649
China 2,060 1,661 876 1,278 2,247 1,971 5,183 4,910
Netherlands 1,447 1,830 1,732 2,572 1,868 1,044 5,047 5,446
Hong Kong 1,329 1,490 1,690 1,190 1,065 1,111 4,084 3,792
South Korea 1,232 602 679 666 2,026 3,100 3,938 4,368
Italy 1,719 1,542 897 909 1,074 904 3,689 3,355
Sweden 332 413 898 1,479 1,435 1,442 2,665 3,334
Norway 144 70 426 440 2,048 1,299 2,617 1,809
Spain 1,178 937 533 661 681 502 2,392 2,099
Brazil 439 576 644 410 804 391 1,887 1,377
Austria 271 261 468 535 1,110 654 1,850 1,450
Finland 81 76 188 303 1,341 1,335 1,610 1,713
Total top 20
6
227,106 236,370 74,127 90,256 115,249 87,117 416,481 413,741
1 Includes loans, guarantees and loan
commitments.
2 Net of hedges and
before deduction of IFRS 9
ECL allowances and provisions.
3 Includes counterparty risk from
derivatives and securities financing transactions
measured using potential exposure, after master netting agreements, net of collateral and net of hedges.
4 Represents an issuer’s net long position, including securities and tradable obligations, such as derivatives, which are referenced to that issuer.
5 Trading inventory exposures are for UBS AG excluding legacy Credit Suisse components only.
6 Excluding Switzerland, supranationals, global funds and ship finance exposures.
Emerging markets net exposure, by internal UBS country rating category
1,2
USD m 31.12.25 31.12.24
Investment grade 22,292 23,025
Sub-investment grade 4,325 4,155
Total 26,617 27,180
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Non-financial risk
Non-financial risk includes our
main risk categories:
compliance risk, financial crime
risk, operational risk, legal
risk and
reputational
risk.
Compliance
risk,
financial
crime
risk
and
operational
risk
are
independently
overseen
by
Group
Compliance
and
Operational
Risk
Control
(GCORC)
and
are
covered
in
this
section.
Legal
and
reputational
risks
can
materialize
across
these
three
risk
clusters,
with
legal
risks
overseen
by
Group
Legal
and
reputational
risk
by
control
functions.
›
Refer to “Risk categories” in this section for more information about our main non-financial risk categories
›
Refer to “Top and emerging
risks” in this section for more information about legal and reputational risk
Compliance risk
We
are
committed
to
achieving
fair
outcomes
for
our
clients,
upholding
market
integrity
and
cultivating
the
highest
standards of
employee conduct.
To support
these objectives,
we maintain
a Group-wide
conduct risk
framework designed
to promote consistent standards and foster a strong culture of accountability.
We
continue
to
prioritize
areas
such
as
suitability
risk,
market
conduct,
product
governance,
cross-divisional
service
offerings, quality of advice
and price transparency. These
remain key focus areas
for the Group, UBS AG
and the wider
financial
sector.
Cross-border
risk
(including
the
risk
of
unintended
permanent
establishment)
remains
an
area
of
regulatory attention
for global
financial institutions,
including a
focus on
market access,
such as
third-country market
access to the European Economic Area. We maintain a series of controls designed to address these risks.
Regulatory fragmentation related to
environmental, social and governance
topics, and the elevated
risk of greenwashing
arising from our service offering, disclosures and commitments remain key risks for 2026.
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
on enhancements
to
our
global
anti-money-laundering, know-your-client
and
sanctions
programs.
Money
laundering
and
financial
fraud
techniques are becoming increasingly
sophisticated, and heightened
geopolitical volatility
makes the sanctions landscape
more complex. We
continue to
take into
consideration the risks
of illicit
finance proceeds and
sanctions circumvention
typologies stemming
from
geopolitical developments, political
changes in
a
number
of
countries and
evolving armed
conflicts.
›
Refer to “Top and emerging
risks” in this section for more information
Operational risk
There is an increased risk of cyber-related
operational disruption to business activities at
our locations and those of third-
party suppliers due to the increasingly dynamic threat environment. This is intensified by current geopolitical factors and evidenced
by
the
continuing
high
volumes
and
increasing
sophistication
of
cyberattacks
against
financial
institutions
globally and on third-party service providers. A notable example of this is a previously disclosed data breach at Chain IQ, one of our
third-party suppliers. Our
incident review has
not identified any
impact on UBS AG’s
clients or systems,
but
the data breach included the exposure of certain non-sensitive UBS AG employee and vendor information.
We remain on
heightened alert to respond
to and mitigate elevated
cyber- and information-security
threats and continue
to invest in improving our technology
infrastructure and information-security governance to strengthen our prevention, detection
and
response
capabilities
against
attacks.
In
addition,
we
operate
a
global
framework
designed
to
drive
enhancements in operational
resilience across all
business divisions, and
we work with
the third-party service
providers
that are
of critical
importance to our
operations to
assess their
operational resilience
in line
with our
standards and
to
mitigate any identified risks.
UBS AG manages cyber and
other risks associated with the
use of third parties
(including outsourcing) through policies
such as
the Third
Party Risk
Management (TPRM)
Policy and
the Global
Procurement and
Vendor Management
Policy.
These aim
at managing
third-party risk
by appropriate
risk controls
and independent
arrangements. UBS AG
also transfers
risk centrally,
by means
of insurance
contracts, analyzing
and securing
insurance coverage
that meets
its global
needs
and complies with local requirements.
The
increasing
interest
in
data-driven
advisory
processes
and
the
use
of
forms
of
artificial
intelligence
(AI),
such
as
generative AI and
machine learning, are
introducing new questions
related to the
fairness of AI
algorithms, data life-cycle
management, data
ethics, data
privacy and
security, and
records management.
We have
established an
AI framework
and policy including risk appetite metrics and enhanced controls to support the mitigation of these risks.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Further progress has been
made with client and
data migration, and the
wind-down of legacy Credit
Suisse businesses
and infrastructure. The risks relating to the operational complexity and the effective management of businesses in wind-
down and application
decommissioning continue to
be carefully monitored,
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
maintain the safety and soundness
of the firm and to protect its financial position and reputation. The framework is built on the following pillars:
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
–
assessing inherent
and residual
risk through
risk assessment
processes and
determining whether
additional remediation
plans are required to address identified deficiencies; and
– reporting transparently and objectively on non-financial risks.
Divisional Presidents are
accountable for
the effectiveness of
non-financial risk
management and for
the robustness
of
the front-to-back
control environment
within their
business divisions,
and legal-entity-responsible
executives are
in charge
of non-financial
risk management within
their legal
entities. Group
function heads are
accountable for
supporting the
divisional Presidents and legal-entity-responsible executives of our legal entities in the discharge of this responsibility, by
ensuring
completeness and
effectiveness of
the
control environment
and
non-financial risk
management within
their
Group functions. Collectively, divisional Presidents, central Group function heads and legal-entity-responsible executives
are in charge of implementing the non-financial risk framework.
GCORC owns the firm’s
non-financial risk framework
and is responsible
for providing an
independent and objective
view
of the adequacy of non-financial risk management
across the firm and ensuring that compliance
risk, financial crime risk
and operational risk
are understood, owned
and managed
in accordance with
our risk appetite.
Business- or
function-
aligned Compliance
and Operational
Risk Control
teams are
embedded within
the GCORC
function, reporting
to the
Chief Compliance and Operational Risk Control Officer, a member of the Executive Board (the EB).
All functions
within UBS AG
are required
to periodically
assess the design
and operating
effectiveness of
key internal non-
financial risk controls. Key control
deficiencies identified during the internal
control and risk assessment processes
must
be reported in the
non-financial risk inventory, and
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
UBS AG is committed to transparent reporting of non-financial risks, providing clear and reliable information to support
decision-making by
executive management
and the
board of
directors. Key
reports cover
the firm
and risk-taking
business
divisions
and
significant
group
entities,
with
strong
data
governance
standards
ensuring
high-quality,
timely,
and
comprehensive reporting.
The non-financial risk framework
forms the common basis
for managing and assessing
compliance risk, financial crime
risk and operational risk, and there are additional
GCORC activities intended to demonstrate compliance with
applicable
laws, rules
and regulations.
Furthermore, non-financial
risk mitigation
is supported
by a
comprehensive set
of policies
and procedures
(including risk
culture, risk
appetite and
outsourcing) that
are governed
under our
global governance
document framework.
›
Refer to “Risk appetite framework” in this section for more information about risk appetite and risk culture
›
Refer to “Operational risk” in this section for more information about outsourcing
Reputational risk management
Our reputation
is ultimately
defined by
our ability
to adhere
to the
three keys:
our
Pillars, Principles
and Behaviors
. In
accordance with
our Code
of Conduct
and Ethics,
it is
the responsibility
of the
Board of
Directors (the
BoD) and
each
employee to refrain from any conduct which may pose a risk to our reputation.
›
Refer to “Employees” in the “Our stakeholders” section of the UBS Group Annual Report 2025, available under “Annual reporting”
at ubs.com/investors , for more information about our Pillars, Principles and Behaviors
›
Refer to the Code of Conduct and Ethics of UBS, available at ubs.com/code , for more information
All employees are responsible for carefully evaluating
the risk to UBS’s own reputation that may
result from any business
activities. Reputational
risk is
considered as
part of
standard risk
identification and
assessment processes
governed by
relevant frameworks relating to new and existing clients, transactions, products and services. The business divisions and
Group functions have primary responsibility for identifying, assessing and managing reputational risk.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Cybersecurity and information security
Risk management and strategy
Cybersecurity and
information-security (CIS)
risk is
the risk
that a
malicious internal
or external
act, a
failure of technology,
or human error materially compromises the confidentiality, integrity or availability of UBS AG’s data, systems or services.
CIS risk is
a key operational
risk for UBS AG
and is managed
within our
enterprise risk
management framework.
We apply
a layered defense model, spanning prevention, detection, response and recovery, supported by our global Cybersecurity
Operations
Centers,
advanced
technology
and
independent
oversight.
Our
approach
integrates
governance,
risk
assessment, controls testing,
incident management and
continuous training of
our workforce (i.e.
our internal employees
and external staff) to strengthen our ability to manage the assets of clients and of the firm.
›
Refer to “Risk governance” in this section for information about our risk governance framework
Governance
In line
with our
overall non-financial
risk management
framework, we
take a
cross-functional approach
to addressing
CIS risk. Our risk control framework follows the three-lines-of-defense model.
Group Technology establishes the policies
and procedures designed
to safeguard our information
systems and the information those
systems collect and process.
The
business
divisions,
together
with
Group
Technology,
are
then
responsible
for
implementing
those
policies
and
procedures as
part of
the first
line of
defense. GCORC
leads the
second line
of defense,
by convening
and consulting
with additional
control functions
to provide
independent oversight,
and challenges
the first
line’s CIS
framework and
implementation. As the
third line of defense,
Internal Audit conducts
independent reviews and
validates the first-line
and
second-line processes and functions.
The Cyber and Information Security Committee
(the CIS-C)
is the
primary decision-making body
with oversight
of and
accountability for the
Group-wide CIS program.
The CIS-C is
jointly chaired by
the Chief Operating
Officer (the COO)
and
the Chief
Compliance and
Operational Risk
Control Officer.
The Group
Chief Information
Security Officer
(the Group
CISO), who
reports to
both the
COO and
the Chief
Compliance and
Operational Risk
Control Officer,
is a
permanent
member of
the CIS-C.
The committee
meets monthly and
serves as
a platform
for interaction
across the
three lines
of
defense
for
the
identification
and
effective
governance
of
CIS
strategy,
risks
and
regulatory
obligations.
The CIS-C
governance structure helps streamline decision-making and, where necessary, escalation to the BoD and the EB.
CIS program
Our
CIS
program
is
led
by
the
Group
CISO.
The
CIS
program
is
designed
to
protect
and
maintain
the
integrity
and
availability of
our technology
infrastructure and
the confidentiality
and integrity
of our
information. It
is aligned
to an
industry standard
framework established by
the Cyber
Risk Institute across
seven functional domains:
govern, identify,
protect, detect, respond, recover
and extend. This framework provides
a comprehensive model for financial
institutions
to assess, manage and mature their cyber-risk posture, connecting controls to compliance and operational needs.
Our Group CISO, senior
management within Group
Technology and management
personnel overseeing the
CIS program
all have substantial
relevant expertise in
the areas of
cybersecurity and information
security. Our CIS
program includes,
but is not limited to, the following capabilities.
–
Threat intelligence:
We systematically gather threat information and
monitor threat alerts from external sources.
Our
cyber-threat
intelligence
team
analyzes
such
information
and
uses
it
to
enhance
existing
defense
capabilities,
to
respond
to
identified
threats
and
to
adjust
our
CIS
strategy
where
needed.
The
team’s
remit
includes
providing
research, analysis and advice on CIS risks associated with emerging technologies, including AI. This threat intelligence capability was strengthened
in 2025 with
the formation of
a cross-function Geopolitical
Risk Intelligence Forum and
the introduction of an AI-led horizon scanning capability.
–
Preventative
and
detection
controls:
We
use
layered
firm-wide
controls
that
are
designed
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
– Cyber-defense and incident response capabilities:
The Cybersecurity Operations Centers are responsible for
providing
24/7 real-time monitoring, detection and response
capabilities for cyberattacks and acting as
the primary interface for
cybersecurity events. Incidents
assessed as having
the potential to
adversely affect our
critical operations are
subject
to
mandatory
management
notification.
If
assessed
as
potentially
significant,
cybersecurity
and
data
incidents
are
managed under our crisis management framework.
–
Third-party risk: Vulnerabilities in the cyber-risk environment of third parties represent a particular threat to our CIS program and our ability to maintain our business services. We follow a risk-based approach to assess and mitigate CIS risks related to third parties. Third-party services and processes are monitored and checked on an ongoing basis, with appropriate supervision from the CIS-C. This is a key component of our third-party risk management program, notwithstanding the challenges we face in imposing the same levels of protection to the systems and data of third parties that we rely on ourselves.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

–
Monitoring
and
testing:
Effective
incident
response
and
problem
management
processes
are
complemented
by
vulnerability assessments,
penetration and
testing engagements
based on
specific threat
scenarios that
simulate tactics,
techniques and procedures that might be used against
our systems, as mandated by our policies. This
includes testing
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
–
Education and
training:
All UBS
staff, including
our external
personnel, receive
appropriate CIS
awareness training,
commensurate with their roles and responsibilities.
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
continuously
seek
to
enhance
our
CIS
controls
to
meet
developing
threats.
We
have
ongoing
programs that are intended to increase our CIS maturity across various dimensions, including governance, identification,
protection and detection, as well as cyberattack response and recovery, and risk from third-party service providers.
We recognize that in
today’s world it is
not feasible to completely
eliminate the risk of
a future cyberattack, but,
by using
a
risk-based
approach,
we
work
toward
reducing
the
likelihood
of
a
successful
attack
and
toward
mitigation
of
the
potential business impact of such an attack.
The BoD, its Risk Committee and the EB
receive regular updates and reports throughout the
year from our COO and our
Group
CISO
on
internal
and
external
CIS
developments,
threats
and
risks.
In
addition,
on
a
quarterly
basis,
the
BoD
receives reports on the performance
of CIS risk appetite metrics,
including metrics on vulnerabilities and
third-party CIS
risks and incidents, and is notified promptly if a BoD-level CIS risk limit is breached. The Risk Committee of the BoD and the EB also receive regular updates on CIS strategy, risks and alignment with regulatory requirements.
Operational resilience and incident response
Our business continuity and resilience framework is designed to limit the disruption a potential CIS event may cause to our business activities. In accordance with the firm’s cyber-incident response framework, the CIS-C, including the incident response team, tracks, documents, responds to and analyzes CIS threats and incidents, including those experienced by the firm’s third-party service providers that may impact the firm. Additionally, we maintain established procedures for responding to, and escalating, CIS and other system availability incidents. These are regularly practiced, including tabletop exercises, at all levels of seniority.
Our Group Cyber Contingency Plan includes cyber event playbooks and escalation procedures designed to support a structured assessment of potential incidents and timely escalation and reporting of incidents based on the assessed potential impact. Incidents assessed to have the potential to adversely affect our critical operations are subject to mandatory management notification. If assessed as potentially significant, cybersecurity and data incidents are managed under our crisis management framework, which provides pre-established cross-functional task forces to manage the incident, with escalation frameworks to inform and ensure oversight by the EB and the BoD.
›
Refer to “Crisis management framework” in the “Regulation and supervision” section of this report for more information about
our crisis management framework
Non-financial risk capital measurement
The non-financial risk framework underpins the
calculation of regulatory capital for operational
risk, which enables us to
quantify non-financial risks and define
effective risk-mitigating management incentives as
part of the related operational
risk capital allocation approach to the business divisions.
The advanced measurement
approach (AMA), previously
utilized to determine
regulatory capital requirements for
non-
financial risks, was replaced by
the standardized approach for
determining regulatory capital on 1 January
2025, based
on the final Basel Committee on Banking
Supervision (BCBS) Basel III standards and related
FINMA guidance. In line with
the implemented
standards, we
continue to
update annually
the related
regulatory capital.
Revenue data
and information
on non-financial risk events are sourced from our financial accounting and risk systems.
›
Refer to “Capital management objectives” in the “Capital management” section of this report for more information about the
capital impacts from the adoption of the final Basel III standards on 1 January 2025

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Model risk
Main sources of model risk
We rely on models
to inform risk management
and control decisions, to
measure risks or exposures,
to value instruments
or positions, to conduct stress testing,
to assess adequacy of capital, and
to manage clients’ assets and our
own assets.
Models may also be used to measure and monitor
compliance with rules and regulations, for surveillance activities, and to meet financial or regulatory
reporting requirements. Our artificial
intelligence (AI)-based solutions may
rely on models,
and models may include functionalities defined as AI.
Model risk
is defined
as the
risk of
adverse consequences
(e.g. financial
losses or
reputational damage)
resulting from
incorrect or
misused models.
AI-specific risks
are managed
in conjunction
with other
relevant risk
frameworks, and
specific
guidelines for the recognition of those risks apply.
Overview of measurement, monitoring and management techniques
Our model
governance framework
establishes requirements
for identifying,
measuring, monitoring,
reporting, controlling
and mitigating model
risk. All the models
that we use are
subject to governance
and controls throughout
their life cycles,
with rigor, depth
and frequency
determined by the
model’s materiality and
complexity. This is
designed to
ensure that
risks arising from model use are identified, understood, managed, monitored, controlled and reported on both a model-
specific and an aggregated level. Before approval for use is granted, models are independently validated.
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
and
Control
function, headed
by the
Chief Model
Risk Officer,
responsible for
independent review,
oversight and
challenge of
the
models; and
(iii) Internal Audit,
responsible for
the assessment
of the
design and
operating effectiveness
and sustainability
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
The legacy
Credit Suisse
models were
either retired
or integrated
into the
UBS model
risk management
framework in
2025.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Capital management
Capital management objectives
Audited |
An adequate level of common equity
tier 1 (CET1) capital and total
loss-absorbing capacity (TLAC) meeting both
internal assessment and regulatory requirements is a prerequisite for conducting our business activities.
▲
We are therefore committed to maintaining a strong CET1 capital and TLAC position at all times, in line with our target
capital
ratios,
in
order
to
ensure
compliance
with
regulatory
capital
requirements
and
to
support
the
growth
of
our
businesses.
As of 31 December
2025, the CET1
capital ratio was
14.4% and CET1
leverage ratio 4.3%,
each above the
requirements
for Swiss
systemically relevant
banks (SRBs)
and Basel
Committee on
Banking Supervision
(BCBS) requirements.
We believe
that our capital
strength, consistent with
our capital guidance,
is a source
of confidence for
our stakeholders, contributes
to our sound credit ratings and is one of the foundations of our success.
In
Switzerland,
the
amendments
to
the
Capital
Adequacy
Ordinance
(the
CAO)
that
incorporate
the
final
Basel III
standards into
Swiss
law, including
the new
ordinances containing
the
implementing provisions
for the
revised CAO,
entered into force on 1 January 2025.
›
Refer to “We may be unable to maintain our capital strength”
in the “Risk factors” section of this report for more information about capital-ratio-related risks
›
Refer to “Developments related to the implementation of the final Basel III standards” in the
“Regulatory and legal
developments” section of this report for more information about the incorporation of final
Basel III standards
›
Refer to “Capital and capital ratios of our significant regulated subsidiaries” in this section for more information
›
Refer to “Risk-weighted assets” and “Leverage ratio denominator” in this section for more information about the impacts
resulting from the adoption of the final Basel III standards on risk-weighted assets (RWA) and the leverage ratio denominator
(the LRD), respectively
Swiss SRB total loss-absorbing capacity framework
The disclosures in
this section are
provided for UBS AG
on a consolidated
basis and focus
on key developments
during
the reporting period and information in accordance with the Basel III framework, as applicable to Swiss SRBs.
Additional
regulatory
disclosures
for
UBS AG
on
a
consolidated
basis
are
provided
in
the
31 December
2025
Pillar 3
Report, available under “Pillar 3 disclosures”
at
ubs.com/investors .
Capital and other regulatory information for UBS Group AG consolidated in accordance with the Basel III framework, as applicable
to
Swiss
SRBs,
is
provided
in
the
UBS
Group
Annual
Report
2025,
available
under
“Annual
reporting”
at
ubs.com/investors .
Regulatory framework
The Basel III framework came into effect
in Switzerland on 1 January 2013 and is embedded
in the CAO. The CAO also
includes the too-big-to-fail (TBTF) provisions applicable to Swiss SRBs.
Under the
Swiss SRB
framework, going
and gone
concern requirements
represent UBS AG’s
total TLAC
requirement.
RWA
calculations
are
based
on
the
applicable
rules
and
models
approved
by
the
Swiss
Financial
Market
Supervisory
Authority (FINMA).
Capital and other instruments contributing to total loss-absorbing capacity
CET1
capital
mainly
consists
of
share
capital,
share
premium
and
retained
earnings. In
addition
to
CET1
capital,
the
following instruments contribute to TLAC:
–
loss-absorbing
additional
tier 1
(AT1)
capital
instruments
(high
trigger),
including
Deferred
Contingent
Capital
Plan
(DCCP)
awards granted
at Group
level and
substantially
on lent to
UBS AG;
–
45% of unrealized gains
from financial assets
measured at fair value through
other comprehensive
income (such gains
can be recognized
as tier 2
capital);
and
– TLAC-eligible unsecured debt instruments.
Under
the
Swiss
SRB
rules,
going
concern
capital
includes
CET1
capital
and
high-trigger
loss-absorbing
AT1
capital
instruments.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Outstanding TLAC-eligible
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
have a remaining maturity of
between one and two years remain
eligible to be included
in the total gone concern capital.
›
Refer to “Bondholder information”, available at ubs.com/investors , for more information about the eligibility and key features and terms and conditions of capital instruments
Total loss-absorbing capacity and leverage ratio requirements
Going concern capital requirements
Under
the
Swiss
SRB
requirements,
total
going
concern minimum
requirements
for
all
Swiss
SRBs
are
a
capital
ratio
requirement of 12.86% of RWA and a leverage ratio requirement of 4.5%. In addition to these minimum requirements,
an add-on
reflecting the
degree of
systemic importance
is applied,
based on
market share
and LRD.
The applicable
market
share and LRD add-on requirements
for UBS AG were both unchanged at
0.72% of RWA and
0.25% of LRD, resulting
in add-ons of 1.44% of
RWA and 0.50% of
LRD. As a result
of the acquisition of the Credit
Suisse Group in 2023, the
capital add-ons
applicable to
UBS SRBs
based on
market share
and LRD
will increase
commensurate with
the Group’s
increased market share and higher LRD after the acquisition.
The phase-in of the
increased capital requirements commenced on
1 January 2026 and will
be completed by 1 January
2030. Phase-in
requirements are
composed of
the existing
add-ons and
the phased-in
increases, resulting
in phase-in
add-ons as of 1 January 2026 for RWA-based requirements of 0.86% for increased market share and 0.79% for higher
LRD and add-ons for LRD-based requirements of 0.30% for increased market share and 0.28% for higher LRD.
The
Swiss
countercyclical
capital
buffer,
at
a
maximum
level
of
2.5%
on
risk-weighted
positions
that
are
directly
or
indirectly backed by
residential properties in
Switzerland, increased the
minimum CET1 capital
requirement by 39 basis
points as
of 31 December
2025. We
also continued
to apply
countercyclical buffer
requirements introduced
in other
BCBS
member jurisdictions,
which resulted
in an
additional buffer
requirement of
11 basis points
as of
31 December 2025.
Overall,
countercyclical
capital
buffers
contributed
50 basis
points
to
the
minimum
CET1
capital
requirement
as
of
31 December 2025.
The UBS AG going
concern requirements include
the FINMA Pillar 2
capital add-on of
USD 107m related to
the supply
chain
finance
funds
matter
at
Credit
Suisse.
This
Pillar 2
capital
add-on
results
in
an
additional
CET1
capital
ratio
requirement of
2 basis
points and
an
additional
CET1 leverage
ratio
requirement of
1 basis point
as
of
31 December
2025.
Effective 1 January 2025, a Pillar 2 capital add-on has been introduced for residual exposures (after collateral mitigation)
to hedge funds, private equity and family offices. This resulted in an increase of 20 basis points in the RWA-based going concern capital requirement as of 31 December 2025.
The
total
going
concern
capital
requirements
applicable
are
15.02%
of
RWA
(including
countercyclical
buffer
requirements and the Pillar 2 add-ons)
and 5.01% of LRD. Furthermore,
of the total going concern
capital requirement
of 15.02% of RWA, at least 10.66% must
be met with CET1 capital, while a maximum
of 4.36% can be met with high-
trigger loss-absorbing AT1 capital instruments.
Similarly, of the total
going concern leverage
ratio requirement of
5.01%, at least 3.51%
must be met with
CET1 capital,
while a maximum of 1.50% can be met with high-trigger loss-absorbing AT1 capital instruments.
Gone concern loss-absorbing capacity requirements
As an internationally active
Swiss SRB, UBS AG is also
subject to gone concern
loss-absorbing capacity requirements. The
gone concern requirements also include add-ons for market share and LRD.
Systemically important banks (SIBs),
such as UBS
AG, are subject
to base gone
concern capital requirements equivalent
to 75% of the
total going concern requirements
(excluding countercyclical buffer
requirements and the Pillar 2
add-ons).
In
addition,
FINMA
has
the
authority
to
impose
a
surcharge
of
up
to
25%
of
the
total
going
concern
requirements
(excluding
countercyclical
buffer
requirements
and
the
Pillar 2
add-ons)
based
on
obstacles
to
an
SIB’s
resolvability
identified in
future resolvability
assessments. Total
gone concern
requirements remained
substantially unchanged
in 2025.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Gone
concern
requirements
can
be
reduced
when
higher-quality
capital
instruments
(CET1
capital,
low-trigger
loss-
absorbing
AT1
or
certain
low-trigger
tier 2
capital
instruments)
are
used
to
meet
gone
concern
requirements.
As
of
31 December 2025, UBS AG did not use any higher-quality capital instruments to fulfill gone concern requirements.
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
The table below provides the RWA- and LRD-based requirements and information as of 31 December 2025.
Swiss SRB going and gone concern requirements and information
As of 31.12.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.02
1
73,559
5.01
1
81,253
Common equity tier 1 capital
10.66
2
52,208
3.51
3
56,909
of which: minimum capital
4.50
22,040
1.50
24,344
of which: buffer capital
5.50
26,938
2.00
32,458
of which: countercyclical buffer
0.50
2,448
Maximum additional tier 1 capital
4.36
2
21,351
1.50
24,344
of which: additional tier 1 capital
3.50
17,142
1.50
24,344
of which: additional tier 1 buffer capital
0.80
3,918
Eligible going concern capital
Total going concern capital
18.37
89,993
5.55
89,993
Common equity tier 1 capital
14.37
70,394
4.34
70,394
Total loss-absorbing additional tier 1 capital
4.00
19,600
1.21
19,600
of which: high-trigger loss-absorbing additional tier 1 capital
4.00
19,600
1.21
19,600
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6
10.73
52,528
3.75
60,860
of which: base requirement including add-ons for market share and LRD
10.73
7
52,528
3.75
7
60,860
Eligible gone concern capital
Total gone concern loss-absorbing capacity
18.41
90,164
5.56
90,164
Total tier 2 capital
8
0.01
25
0.00
25
of which: non-Basel III-compliant tier 2 capital
0.00
0
0.00
0
TLAC-eligible unsecured debt
18.40
90,139
5.55
90,139
Total loss-absorbing capacity
Required total loss-absorbing capacity
25.74
126,087
8.76
142,113
Eligible total loss-absorbing capacity
36.78
180,157
11.10
180,157
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
489,775
Leverage ratio denominator
1,622,921
1 Includes applicable add-ons of 1.66% for risk-weighted assets (RWA) and 0.51% for leverage ratio denominator (LRD), of which 2 basis points for RWA and 1 basis point for LRD reflect a Pillar 2 capital add-on of
USD 107m related to the supply chain finance funds matter
at Credit Suisse. An additional 20 basis points for RWA reflect a Pillar
2 capital add-on for the residual exposure (after collateral mitigation) to hedge funds,
private equity and family offices,
effective 1 January 2025.
2 Includes the Pillar 2 add-on for the
residual exposure (after collateral mitigation)
to hedge funds, private
equity and family offices of 0.14%
for CET1
capital and 0.06% for
AT1 capital, effective
1 January 2025. For
AT1 capital under
Pillar 1 requirements a
maximum of 4.3% of
AT1 capital can
be used to meet
going concern requirements; 4.36%
includes the
aforementioned Pillar 2 capital add-on.
3 Our CET1 leverage ratio requirement of 3.51% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25%
market share add-on requirement based on our Swiss credit business and a 0.01% Pillar 2 capital add-on related to
the supply chain finance funds matter at Credit
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
5 Systemically important
banks (SIBs) are subject to base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements and the Pillar 2 add-ons).
6 FINMA has
the authority to impose a surcharge of up to 25% of the total going concern capital requirements
(excluding countercyclical buffer requirements and the Pillar 2 add-ons) should obstacles to an SIB’s resolvability be
identified in future resolvability assessments.
7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.
8 Reflects an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income. Such gains do not qualify as CET1 capital but 45% of these gains can be recognized as tier
2 capital.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Total loss-absorbing capacity
Swiss SRB going and gone concern information
USD m, except where indicated 31.12.25 31.12.24
Eligible going concern capital
Total going concern capital
89,993
89,623
Total tier 1 capital
89,993
89,623
Common equity tier 1 capital
70,394
73,792
Total loss-absorbing additional tier 1 capital
19,600
15,830
of which: high-trigger loss-absorbing additional tier 1 capital
19,600
14,585
of which: low-trigger loss-absorbing additional tier 1 capital
1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity
90,164
92,177
Total tier 2 capital
25
1
207
of which: non-Basel III-compliant tier 2 capital
0
207
TLAC-eligible unsecured debt
90,139
91,970
Total loss-absorbing capacity
Total loss-absorbing capacity
180,157
181,800
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
489,775
495,110
Leverage ratio denominator
1,622,921
1,523,277
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
18.4
18.1
of which: common equity tier 1 capital ratio
14.4
14.9
Gone concern loss-absorbing capacity ratio
18.4
18.6
Total loss-absorbing capacity ratio
36.8
36.7
Leverage ratios (%)
Going concern leverage ratio
5.5
5.9
of which: common equity tier 1 leverage ratio
4.3
4.8
Gone concern leverage ratio
5.6
6.1
Total loss-absorbing capacity leverage ratio
11.1
11.9
1 Reflects an add-back of
45% of unrealized gains from
financial assets measured at fair value
through other comprehensive income. Such gains do
not qualify as CET1 capital but
45% of these gains can
be recognized
as tier 2 capital.
Audited |
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.12.25 31.12.24
Total equity under IFRS Accounting Standards
89,179
94,666
Equity attributable to non-controlling interests
(334)
(662)
Defined benefit plans, net of tax
(945)
(822)
Deferred tax assets recognized for tax loss carry-forwards
(2,434)
(2,288)
Deferred tax assets for unused tax credits
(827)
(688)
Deferred tax assets on temporary differences, excess over threshold
(673)
Goodwill, net of tax
1
(6,292)
(6,207)
Intangible assets, net of tax
(95)
(103)
Expected losses on advanced internal ratings-based portfolio less provisions
(903)
(569)
Unrealized (gains) / losses from cash flow hedges, net of tax
1,339
2,585
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax
1,728
1,179
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date
(65)
(62)
Prudential valuation adjustments
(148)
(167)
Accruals for dividends to shareholders for 2024
(13,000)
Accruals for proposed dividends to shareholders for 2025
2
(9,000)
Threshold 3 deductions
(63)
Other
(74)
(69)
Total common equity tier 1 capital
70,394
73,792
1 Includes
goodwill related
to significant
investments in
financial institutions
of USD
34
m as
of 31
December 2025
(31 December
2024: USD
19
m) presented
on the
balance sheet
line Investments
in associates.
2 Reflects a proposed ordinary
dividend distribution of USD
4.5
bn and the appropriation
of USD
4.5
bn to a special dividend
reserve, both subject
to approval at the
Annual General Meeting in
the second quarter of
2026. The decision
on the distribution of
the special dividend is
intended to be made
at an Extraordinary General
Meeting in the second
half of 2026 and
is subject to UBS
AG meeting its capital
requirements on a
standalone and consolidated level, and the outcome and timing of the implementation of the new regulatory regime in Switzerland.
▲

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Total loss-absorbing capacity and movement
TLAC decreased by USD 1.6bn to USD 180.2bn as of 31 December 2025.
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
CET1 capital decreased by USD
3.4
bn to USD
70.4
bn as of 31 December 2025, mainly as
operating profit before tax of
USD
4.1
bn and foreign
currency translation
gains of USD
3.2
bn were more
than offset by
dividend accruals
of USD
9.0
bn
and current tax expenses of USD
1.2
bn.
Loss-absorbing AT1 capital issued by
the Group and on lent
to UBS AG increased by USD
3.8
bn to USD
19.6
bn, mainly
driven by
new issuances
of AT1
capital instruments
of USD
5.8
bn
and positive
impacts from
interest rate
risk hedge,
foreign currency translation and other
effects. These increases were partly
offset by the call of
USD
3.2
bn equivalent of
AT1 capital instruments.
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
›
Refer to “Conversion capital” in the “Corporate Governance”
section of the UBS Group Annual Report 2025, available under
“Annual Reporting” at ubs.com/investors , for more information about conversion capital
Gone concern loss-absorbing capacity and movement
Audited |
Total gone concern loss-absorbing
capacity decreased by USD
2.0
bn to USD
90.2
bn as of 31 December 2025 and
largely reflected
USD
90.1
bn of TLAC-eligible
unsecured debt
issued by
the Group and
on lent to
UBS AG.
▲
The decrease of USD 2.0bn mainly reflected the
redemption of USD 14.0bn equivalent of TLAC-eligible unsecured debt
instruments and USD 5.8bn TLAC-eligible unsecured debt
instruments that were repurchased in November
2025 under
tender
offers,
as
well
as
USD 5.5bn
equivalent
of
TLAC-eligible
unsecured debt
instruments and
USD 0.2bn
of
tier 2
instruments
ceasing
to
be
eligible
as
gone
concern
capital
as
they
entered
the
final
year
before
maturity.
The
aforementioned decreases were partly offset by new issuances of TLAC-eligible unsecured debt instruments totaling the equivalent of
USD 17.8bn and
positive effects
from interest
rate risk
hedge, foreign
currency translation
and other
effects.
Loss-absorbing capacity and leverage ratios
Our CET1 capital ratio
decreased to 14.4%
from 14.9%, reflecting
a USD 3.4bn decrease
in CET1 capital, partly
offset
by a USD 5.3bn decrease in RWA.
›
Refer to “Risk-weighted assets” in this section for more information about RWA movements
Our CET1
leverage ratio
decreased to
4.3% from
4.8%, due
to a
USD 99.6bn increase
in the
LRD and
the aforementioned
decrease in CET1 capital.
›
Refer to “Leverage ratio denominator” in this section for more information about LRD movements
Our going concern capital ratio increased to 18.4% from 18.1%, reflecting the aforementioned decrease in RWA and a
USD 0.4bn increase in going concern capital.
Our
going concern
leverage ratio
decreased to
5.5% from
5.9%, reflecting
the aforementioned
increase in
the
LRD,
partly offset by the aforementioned increase in going concern capital.
Our gone
concern loss-absorbing
capacity ratio
decreased to
18.4% from
18.6%, reflecting
a USD 2.0bn
decrease in
gone concern loss-absorbing capacity, partly offset by the aforementioned decrease in RWA.
Our gone concern leverage ratio decreased to
5.6% from 6.1%, driven by the aforementioned
increase in the LRD and
the aforementioned decrease in gone concern loss-absorbing capacity.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital
Swiss SRB
Common equity tier 1 capital as of 31.12.24
73,792
Operating profit / (loss) before tax
4,101
Current tax (expense) / benefit
(1,237)
Foreign currency translation effects, before tax
3,227
Accruals for proposed dividends to shareholders for 2025
1
(9,000)
Other
(490)
Common equity tier 1 capital as of 31.12.25
70,394
Loss-absorbing additional tier 1 capital as of 31.12.24
15,830
Issuance of high-trigger loss-absorbing additional tier 1 capital
5,827
Call of high-trigger loss-absorbing additional tier 1 capital
(1,921)
Call of low-trigger loss-absorbing additional tier 1 capital
(1,250)
Interest rate risk hedge, foreign currency translation and other effects
1,113
Loss-absorbing additional tier 1 capital as of 31.12.25
19,600
Total going concern capital as of 31.12.24
89,623
Total going concern capital as of 31.12.25
89,993
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.24
207
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year
(203)
Interest rate risk hedge, foreign currency translation and other effects
21
Tier 2 capital as of 31.12.25
25
TLAC-eligible unsecured debt as of 31.12.24
91,970
Issuance of TLAC-eligible unsecured debt
17,816
Call of TLAC-eligible unsecured debt
2
(13,988)
Instruments repurchased under the tender offers
(5,824)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year
(5,525)
Interest rate risk hedge, foreign currency translation and other effects
5,689
TLAC-eligible unsecured debt as of 31.12.25
90,139
Total gone concern loss-absorbing capacity as of 31.12.24
92,177
Total gone concern loss-absorbing capacity as of 31.12.25
90,164
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.24
181,800
Total loss-absorbing capacity as of 31.12.25
180,157
1 Reflects a proposed ordinary dividend distribution
of USD 4.5bn and the appropriation of USD 4.5bn
to a special dividend reserve, both subject
to approval at the Annual General
Meeting in the second quarter of
2026. The decision on the
distribution of the special dividend is intended
to be made at an Extraordinary
General Meeting in the second half
of 2026 and is subject to UBS
AG meeting its capital requirements on
a
standalone and consolidated level, and the outcome and timing of the implementation of the new regulatory regime in Switzerland.
2 Includes one debt instrument (ISIN US902613AU26) that ceased to be eligible as gone concern capital when Group issued a notice of redemption of the instrument in the fourth quarter of 2025.
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
Sensitivity to currency movements
Risk-weighted assets
We
estimate
that
a
10%
depreciation
of
the
US
dollar
against
other
currencies
would
have
increased
our
RWA
by
USD 23bn and our CET1 capital by
USD 2.7bn as of 31 December 2025
(31 December 2024: USD 21bn and USD 2.6bn,
respectively) and decreased
our CET1 capital ratio
by 11 basis points (31
December 2024: 11 basis points).
Conversely,
a 10%
appreciation
of the
US dollar
against
other currencies
would have
decreased
our RWA
by USD
21bn and
our
CET1
capital
by
USD 2.5bn
(31
December
2024:
USD 19bn
and
USD 2.3bn,
respectively)
and
increased
our
CET1
capital ratio
by 10 basis
points (31
December 2024:
11 basis points).

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Leverage ratio denominator
We
estimate
that
a
10%
depreciation
of
the
US
dollar
against
other
currencies
would
have
increased
our
LRD
by
USD 109bn as of 31
December 2025 (31 December
2024: USD 97bn) and decreased
our CET1 leverage ratio
by 12 basis
points (31
December 2024: 13 basis
points). Conversely,
a 10%
appreciation of
the US
dollar against
other currencies
would have decreased our LRD by USD 98bn
(31 December 2024: USD 88bn) and increased our CET1
leverage ratio by
12 basis points (31 December 2024: 13 basis points).
The aforementioned
sensitivities do
not consider
foreign currency
translation effects
related to
defined benefit
plans other
than those related to the currency translation of the net equity of foreign operations.
Capital and capital ratios of our significant regulated subsidiaries
UBS AG has contributed a significant portion of capital to, and provided substantial liquidity to, its subsidiaries. Many of these
subsidiaries
are
subject
to
regulations
requiring
compliance
with
minimum
capital,
liquidity
and
similar
requirements. Supervisory authorities generally have discretion to impose higher requirements,
or to otherwise limit the
activities
of
subsidiaries. Supervisory
authorities also
may
require
entities
to
measure
capital
and
leverage
ratios
on
a
stressed basis and
may limit the
ability of the
entity to engage
in new activities
or take capital
actions based on
the results
of those tests.
›
Refer to the “Significant regulated subsidiary and sub-group information”
section of the UBS Group Annual Report 2025,
available under “Annual reporting” at ubs.com/investors , for more information about the regulatory capital components and capital ratios of our significant regulated subsidiaries determined under the regulatory framework of each subsidiary’s home
jurisdiction
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more capital and other regulatory information about our significant regulated subsidiaries and sub-groups
Joint liability of UBS AG and UBS Switzerland AG
In June
2015, upon
the transfer
of the
Personal &
Corporate Banking
and Global
Wealth Management
businesses booked
in
Switzerland
from
UBS AG
to
UBS
Switzerland AG,
UBS AG
and
UBS
Switzerland AG
assumed
joint
liability
for
obligations transferred
to UBS
Switzerland AG and
existing at
UBS AG, respectively.
Under certain
circumstances, the
Swiss
Banking
Act
and
FINMA’s
Banking
Insolvency
Ordinance
authorize
FINMA
to
modify,
extinguish
or
convert
to
common equity liabilities of a bank in connection with a resolution or insolvency of such bank.
The joint liability amounts
have declined as
obligations matured, terminated
or were novated following
the transfer date.
As
of
31 December
2025,
the
liability
of
UBS
Switzerland AG
amounted
to
CHF 1.5bn
(USD 1.9bn),
a
decrease
of
CHF 0.9bn
(USD 0.7bn)
compared
with
31 December
2024.
The
respective
liability
of
UBS AG
has
been
substantially
extinguished.
Risk-weighted assets
RWA development in 2025
During 2025, RWA decreased by USD 5.3bn to USD 489.8bn, driven by a USD 15.5bn decrease resulting from asset size
and other
movements, an
USD 8.6bn decrease
as a
result of
the implementation
of the
final Basel III
standards and
a
decrease
of
USD 4.2bn
resulting
from
model
updates
and
other
methodology
changes.
These
decreases
were
partly
offset by a USD 23.1bn increase from currency effects.
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about RWA movements and definitions of RWA
movement key drivers on a UBS Group AG consolidated basis
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.12.24
Currency
effects
Impact from the
implementation
of final Basel III
standards
Model updates
and other
methodology
changes
Asset size and
other
1
RWA as of
31.12.25
Credit and counterparty credit risk
2
292.3
22.2
(6.1)
(4.2)
(3.7)
300.4
Non-counterparty-related risk
3
30.2
0.9
(0.9)
30.1
Market risk
27.2
6.5
(9.9)
23.8
Operational risk
145.4
(9.0)
(1.0)
135.4
Total
495.1
23.1
(8.6)
(4.2)
(15.5)
489.8
1 Includes the Pillar
3 categories “Asset
size”, “Credit quality
of counterparties”, “Acquisitions
and disposals” and
“Other”. For
more information, refer
to the 31 December
2025 Pillar 3
Report, available under
“Pillar 3 disclosures” at ubs.com/investors.
2 Includes settlement risk, credit valuation adjustments, equity and investments in funds exposures in the banking book, and securitization exposures in the banking book.
3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences, property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty credit risk RWA
increased by USD 8.1bn to USD 300.4bn as of
31 December 2025, driven by a
USD 22.2bn increase from
currency effects, partly
offset by a
USD 6.1bn decrease as
a result of
the implementation of
the final Basel III standards, a
USD 4.2bn decrease reflecting model updates
and methodology changes, and a decrease
of USD 3.7bn from asset size and other movements.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

In Switzerland,
the amendments
to the CAO
that incorporate
the final
Basel III standards
into Swiss
law entered
into force
on 1 January 2025. The main changes relate to restrictions on using internal ratings-based (IRB) models for exposures to financial institutions and large corporate clients, a revised standardized approach with more granular risk weights, and a
revised credit valuation adjustment framework.
The aforementioned impact
from the implementation
of the final
Basel III standards on
credit and counterparty
credit risk
RWA of
USD 6.1bn was
primarily due
to the
removal of a
1.06 multiplier
on risk
weights calculated using
IRB models,
which more than offset other changes, including the establishing of floors and the introduction of regulatory-mandated loss given default parameters to financial institutions and large corporate clients.
Asset
size
and
other
movements
decreased
RWA
by
USD 3.7bn,
mainly
due
to
lower
RWA
in
Non-core
and
Legacy,
primarily driven by our actions to actively unwind the portfolio, in addition to the natural roll-off, and, to a lesser extent,
also due
to lower
RWA from
derivatives, mainly
in the
Investment Bank.
These decreases
were partly
offset by
higher
RWA from high-quality liquid assets, and also by loans and loan commitments across Personal & Corporate Banking and the Investment Bank.
Model updates and
other methodology
changes not related
to the implementation
of the final
Basel III standards resulted
in
a
USD 4.2bn
decrease
in RWA,
mainly
reflecting
lower RWA
on
Lombard
lending, improvements
in
the model
for
concentrated equity
lending, the
establishment of
a new
model for
private equity
subscription loans
in Global
Wealth
Management, and an update in loss given default models for cash and balances at central banks. These decreases were partly offset by increases in RWA following the migration of exposures from Credit Suisse models.
›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information about credit and
counterparty credit risk developments
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about credit and counterparty credit risk developments on a UBS Group
AG consolidated basis
Market risk
Market risk
RWA
decreased by
USD 3.4bn to
USD 23.8bn as
of 31 December
2025, primarily
driven by
a decrease
of
USD 9.9bn
due
to
asset
size
and
other
movements
in
the
Investment
Bank’s Global
Markets
business
and
de-risking
within Non-core
and Legacy, partly offset
by a
USD 6.5bn increase
due to
the implementation
of the
Fundamental Review
of the Trading Book (the FRTB) framework.
The final
Basel III standards
on the
minimum capital
requirements for
market risk
from the
BCBS, known
as the
FRTB
framework, entered into force in
Switzerland on 1 January 2025. UBS
currently applies the standardized approach
of the
FRTB framework, in which
minimum market risk capital requirements
are computed on the
basis of three components:
the sensitivities-based method (the SBM), the default risk charge (the DRC) and the residual risk add-on (the RRAO). The
SBM captures the delta, vega and curvature risk of the underlying trading positions, and the DRC captures the jump-to-
default risk in positions subject to equity and credit risk. In addition, positions that may not be adequately capitalized by the SBM
and the
DRC additionally attract
an RRAO
charge. The
new FRTB framework
replaced the value-at-risk
(VaR)-
and stressed VaR-based Basel 2.5 market risk framework.
›
Refer to “Market risk” in the “Risk management and control” section of this report for more information about market risk
developments
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about market risk developments on a UBS Group AG consolidated basis
Operational risk
Operational risk RWA decreased
by USD 10.0bn to
USD 135.4bn as of
31 December 2025, primarily
driven by a
decrease
of USD 9.0bn as
a result
of the implementation
of the standardized
approach for determining
regulatory capital and
a
decrease of USD 1.0bn from asset size and other movements. The allocation methodology for operational risk RWA has been adjusted
to better
reflect the
contributions of
each division
to the
RWA calculation under
the final
Basel III standards.
Under the
revised approach,
allocations are
based on
historical losses
and revenues
in approximate
proportion to
the
weight that these factors have in the standardized approach calculation.
The final
Basel III standards on
the operational
risk capital requirements
entered into force
in Switzerland on
1 January
2025. The standardized approach
is based on the business
indicator component, which is
derived from average revenue-
based indicators
over a
period of
three years,
as well
as the
internal loss
multiplier, which
is derived
from average
historical
operational losses over a period of ten years. The new framework replaced the advanced measurement approach.
›
Refer to “Non-financial risk capital measurement”
in the “Risk management and control” section of this report for more information about the standardized approach, which has been used to measure operational risk exposure and calculate
operational risk regulatory capital

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group
Items
Total
RWA
31.12.25
Credit and counterparty credit risk
1
99.5
131.1
6.7
55.1
3.8
4.2
300.4
Non-counterparty-related risk
2
5.4
2.3
0.6
3.5
0.2
18.2
30.1
Market risk
0.5
0.0
22.4
0.9
0.0
23.8
Operational risk
59.4
17.2
6.1
25.4
24.0
3.3
135.4
Total
164.9
150.6
13.4
106.4
28.8
25.7
489.8
31.12.24
Credit and counterparty credit risk
1
93.6
120.7
7.0
56.3
10.6
4.1
292.3
Non-counterparty-related risk
2
5.3
2.2
0.5
3.1
0.8
18.3
30.2
Market risk
2.7
0.2
0.0
22.1
2.2
0.0
27.2
Operational risk
63.2
19.3
7.2
24.4
27.1
4.2
145.4
Total
164.8
142.5
14.8
106.0
40.6
26.6
495.1
31.12.25 vs 31.12.24
Credit and counterparty credit risk
1
5.9
10.4
(0.3)
(1.2)
(6.8)
0.1
8.1
Non-counterparty-related risk
2
0.1
0.1
0.1
0.4
(0.6)
(0.1)
0.0
Market risk
(2.1)
(0.3)
0.0
0.3
(1.3)
0.0
(3.4)
Operational risk
(3.8)
(2.1)
(1.1)
1.0
(3.1)
(0.9)
(10.0)
Total
0.1
8.1
(1.4)
0.4
(11.7)
(0.9)
(5.3)
1 Includes settlement risk, credit valuation adjustments,
equity and investments in funds exposures in
the banking book, and securitization exposures in
the banking book.
2 Non-counterparty-related risk includes
deferred tax assets recognized
for temporary differences (31 December
2025: USD 17.7bn; 31
December 2024: USD 17.9bn), as well
as property, equipment, software and other
items (31 December 2025:
USD 12.5bn;
31 December 2024: USD 12.2bn).
Leverage ratio denominator
LRD development in 2025
During
2025,
the
LRD
increased
by
USD 99.6bn
to
USD 1,622.9bn,
mainly
driven
by
a
USD 110.6bn
increase
from
currency effects and a USD 28.8bn increase
as a result of the implementation of
the final Basel III standards, partly offset
by a USD 39.8bn decrease from asset size and other movements.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of
31.12.24
Currency
effects
Impact from the
implementation
of final Basel III
standards
Asset size and
other
LRD as of
31.12.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1
1,143.9
92.8
(1.9)
23.2
1,258.0
Derivative exposures
132.2
5.1
37.5
(23.3)
151.4
Securities financing transaction exposures
177.1
8.0
(0.2)
(36.7)
148.2
Off-balance sheet items
1
70.1
4.7
(6.5)
(3.0)
65.3
Total exposures
1,523.3
110.6
28.8
(39.8)
1,622.9
1 From the first quarter of 2025 onward, we
have included the assets deducted from tier
1 capital items in On-balance sheet exposures
and Off-balance sheet items. Comparative-period information has been amended to reflect the disclosure format changes for the new final Basel III standards. Refer to the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors, for more information about previously published disclosures.
The
impact
from
the
implementation
of
the
final
Basel III
standards
on
the
LRD
was
an
increase
of
USD 28.8bn.
In
Switzerland, the amendments to the CAO that incorporate the final Basel III standards into
Swiss law entered into force
on 1 January
2025. The
increase was
mainly in
derivatives, as
a result
of the
standardized approach
for counterparty
credit risk, including the application of
the prescribed 1.4× multiplier to address risks,
for example wrong-way risk, that
are not
directly captured
in the
framework. This
was partly
offset by
decreases in
off-balance sheet
positions resulting
from a
change to
credit conversion
factors and
on-balance sheet
exposures due
to an
alignment of
the consolidation
scope between RWA and LRD.
Asset size and other movements resulted in a USD 39.8bn decrease in the LRD.
On-balance sheet exposures
(excluding derivatives
and securities financing
transactions) increased
by USD 23.2bn, mainly
due to
increases in
high-quality liquid
asset portfolio
securities, increases
in lending
assets driven
by positive
net new
loans, mainly in Global
Wealth Management,
and higher trading assets reflecting
higher inventory held to
hedge client
positions, as well as market-driven increases in the
Investment Bank. These increases were partly offset by
a decrease in
cash and balances at central banks.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Derivatives exposures decreased by USD 23.3bn, mainly due to roll-offs of foreign currency contracts and higher netting in the Investment Bank. There was also a decrease from unwinding activities in Non-core and Legacy.
Securities
financing
transaction
exposures
decreased
by
USD 36.7bn,
mainly
reflecting
roll-offs
of
cash
reinvestment
trades in
Group Treasury,
partly offset
by an
increase in
brokerage receivables
mainly reflecting
higher
levels of
client
activity in the Investment Bank.
Off-balance sheet items exposures decreased by USD 3.0bn, mainly driven by a decrease in commitments.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet and off-
balance sheet movements
Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total
31.12.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1
513.6
444.2
4.5
271.2
12.4
12.2
1,258.0
Derivative exposures
26.7
6.1
0.0
115.2
3.0
0.3
151.4
Securities financing transaction exposures
49.8
36.3
0.1
58.7
3.5
0.0
148.2
Off-balance sheet items
1
17.6
29.9
0.1
16.8
0.3
0.7
65.3
Total exposures
607.7
516.4
4.7
461.9
19.2
13.1
1,622.9
31.12.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1
475.4
399.8
3.8
211.1
39.3
14.5
1,143.9
Derivative exposures
12.2
6.0
0.0
104.6
9.7
(0.2)
132.2
Securities financing transaction exposures
71.6
44.8
0.1
59.2
2.3
(0.9)
177.1
Off-balance sheet items
1
18.4
31.3
0.1
18.2
1.8
0.2
70.1
Total exposures
577.5
481.8
4.1
393.2
53.1
13.6
1,523.3
31.12.25 vs 31.12.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)
38.2
44.4
0.7
60.1
(27.0)
(2.3)
114.1
Derivative exposures
14.6
0.1
0.0
10.7
(6.6)
0.5
19.3
Securities financing transaction exposures
(21.8)
(8.5)
0.0
(0.6)
1.2
0.9
(28.9)
Off-balance sheet items
(0.9)
(1.4)
(0.1)
(1.4)
(1.5)
0.5
(4.8)
Total exposures
30.1
34.6
0.6
68.7
(33.9)
(0.5)
99.6
1 From the first quarter of 2025 onward, we
have included the assets deducted from tier
1 capital items in On-balance sheet exposures
and Off-balance sheet items. Comparative-period information has been amended to reflect the disclosure format changes for the new final Basel III standards. Refer to the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors, for more information about previously published disclosures.
Liquidity and funding management
We
manage the
structural risks
of our
balance sheet,
including interest
rate risk,
structural foreign
exchange risk
and
collateral
risk,
as
well
as
liquidity
and
funding
risk.
This
section
provides
information
about
liquidity
and
funding
governance, stress testing, management, contingency planning, and regulatory requirements.
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
liquidity and funding risk using
internal
and
regulatory
models
and
metrics.
We
define
and
implement
internal
stress
testing
across
different
time
horizons, scenarios
and currencies
to ensure
we have
sufficient liquidity
and funding,
while remaining
compliant with
regulatory
liquidity
and funding
requirements.
Our
liquidity and
funding strategy
is proposed
by Group
Treasury
and
approved by the Asset and Liability Committee (the ALCO) of UBS AG, which is a committee of the Executive Board (the
EB) and is overseen by the Board of Directors (the BoD).

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Liquidity and
funding limits and
other constraints
(including early-warning indicators)
are set
at UBS AG
(consolidated)
and, where appropriate, at legal entity and business-division levels. Key limits (which are under the
authority of the BoD)
and constraints linked to these limits
are reviewed and reconfirmed at least
once a year by the BoD
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
for more information
Group
Treasury
monitors
and
oversees
the
implementation
and
execution
of
our
liquidity
and
funding
strategy
and
manages liquidity and funding risk within the
limits and other relevant constraints, thereby adhering
to the internal risk
appetite and regulatory requirements. Group Treasury manages our stock of high-quality liquid assets (HQLA), including the
operational
cash
position,
and
our
short-
and
long-term
debt
issuances.
To
safeguard
our
liquidity
and
funding
position in times
of stress, Group
Treasury maintains a
Contingency Funding Plan
and contributes to
plans for recovery
and resolution,
defining crisis
management processes
throughout the
crisis continuum.
Group Treasury
reports on
the
liquidity and funding status and position, at least monthly, to the ALCO of UBS AG and the Risk Committee of the BoD,
with more frequent reporting in times of stress.
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
Group Treasury
maintains a
diversified, high-quality
pool of unencumbered
liquid assets
under Treasury control.
The liquid
asset portfolio is managed dynamically, in order
to remain at all times within the internal
risk appetite and other relevant
Group, UBS AG and subsidiary liquidity and funding requirements.
▲
Our
liquidity and
funding stress
testing covers
three main
stress scenarios:
a
combined (i.e.
market and
idiosyncratic)
scenario, an idiosyncratic scenario and a structural market-wide scenario.
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
In this three-month
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
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about the development of our
short- and long-term debt during 2025

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Global Wealth Management and
Personal & Corporate
Banking provide significant,
cost-efficient and stable
sources of
funding.
These
include
deposits
and
debt
issued
through
the
Swiss
central
mortgage
institution
(Pfandbriefbank schweizerischer Hypothekarinstitute AG) and UBS’s covered bond programs, which use a portion of our
portfolio of Swiss residential mortgages as collateral to generate long-term funding. In addition, we have several short-, medium- and long-term funding programs under which we issue senior unsecured debt and structured notes, as well as
short-term debt. These programs enable UBS to source
funding from institutional and private investors who
are active in
Europe, the US
and Asia Pacific.
Collectively, these broad
product offerings and
funding sources, together
with the global
scope of our business activities, support our funding stability.
Internal funding and funds transfer pricing
We use our
global liquidity
and funding framework
to govern
the liquidity management
of our branches
and subsidiaries.
Group Treasury
meets internal demands for funding by channeling funds from entities generating surplus cash to those in need of financing, considering existing transfer restrictions.
Funding costs
and benefits are
allocated to our
business divisions
according to our
liquidity and
funding risk management
framework. Our internal funds transfer pricing system aims to balance funding supply and demand.
Credit ratings
Credit ratings can
affect the cost
and availability of
funding, especially from
wholesale unsecured sources.
UBS’s credit
ratings can
also influence
the performance
of some
of our
businesses and
the levels
of client
and counterparty
confidence.
Rating agencies take
into account a
range of factors
when assessing creditworthiness
and setting credit
ratings. These
include the company’s strategy and business model, its franchise value and competitive position, stability and quality of
earnings, capital adequacy, risk profile and management, liquidity management, diversification of funding sources, asset
quality, and corporate governance. Credit ratings reflect the opinions of the rating
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
derivative positions and other
obligations. Based on our
credit ratings as of 31 December 2025, in the event of a
one-notch reduction in our long-term credit ratings of UBS AG,
UBS Europe SE and UBS Switzerland AG, we would have been required to provide USD 0.2bn in cash or other collateral.
In the event of a two-notch reduction, it would have
been USD 0.5bn and for a three-notch downgrade, USD 0.8bn. In the two- and three-notch scenarios the collateral requirements predominantly relate to OTC derivative positions.
During 2025, Moody’s Investors Service Limited changed the outlook on the long-term senior unsecured debt ratings of
UBS AG from
negative to
stable, and
Fitch Ratings
Ireland Limited
changed the
Outlook on
Long-Term Issuer
Default
Ratings of UBS AG to Positive from Stable.
›
Refer to “Liquidity and funding management are critical to UBS AG’s ongoing performance” in the “Risk factors” section of this
report for more information
Contingency Funding Plan
Audited
|
We maintain our Contingency
Funding Plan in preparation
and as an action plan,
aiming to ensure we
maintain
sufficient liquidity to
meet payment obligations
in a liquidity
and funding stress
scenario. The plan
specifies the processes,
tools and responsibilities that
we have available to effectively
manage liquidity and funding through
these periods. Our
funding diversification
and global
scope help
to
protect
our liquidity
position in
the event
of a
crisis. Our
contingent
funding sources include our HQLA portfolios, available central bank-eligible non-HQLA collateral for liquidity facilities at several
major
central
banks,
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
this basis, USD 51.8bn of
assets were excluded from
our daily average UBS AG
consolidated HQLA for the
fourth quarter
of 2025.
Amounts held
in excess
of local
liquidity requirements
that are
not subject
to other
restrictions are
generally
available for transfer within UBS AG consolidated.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Consistent
with
the
standards
set
by
the
Basel
Committee
on
Banking
Supervision
(the
BCBS),
the
Swiss
Liquidity
Ordinance requires
Swiss banks
to maintain
a minimum
LCR requirement
of at
least 100%
at all
times. In
a period
of
financial stress, the Swiss Financial Market
Supervisory Authority (FINMA) may permit
banks to use their HQLA and
allow
their LCR to
temporarily fall below the
minimum threshold. We monitor
the LCR in all
significant currencies in order
to
manage any currency mismatches between HQLA and the net expected cash outflows in times of stress.
Our daily average LCR of
UBS AG consolidated for the fourth quarter of
2025 was 176.2%, compared with 186.1%
in
the fourth quarter of 2024, remaining above the prudential requirement communicated by FINMA.
The decrease in the
average LCR was primarily
driven by a USD 10.2bn
increase in net cash
outflows, to USD 188.4bn,
which was mainly attributable to higher outflows from customer and intercompany deposits, partly offset by higher net inflows from securities financing transactions. HQLA were broadly stable at USD 331.7bn.
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the LCR on a UBS Group AG consolidated basis
Liquidity coverage ratio
USD bn, except where indicated Average 4Q25
1
Average 4Q24
1
High-quality liquid assets
331.7
331.6
Total net cash outflows
2
188.4
178.2
Liquidity coverage ratio (%)
3
176.2
186.1
1 Calculated based on an average of 64 data points in the fourth quarter of 2025 and 64 data points in the fourth quarter of 2024.
2 Represents the net cash outflows expected over a stress period of 30 calendar days.
3 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.
Too-big-to-fail liquidity requirements
UBS AG
remained compliant
throughout 2025
with the
too-big-to-fail (TBTF)
liquidity requirements
communicated by
FINMA for both
the consolidated and standalone
scopes. These additional liquidity
requirements consider liquidity risks
over
a
90-day
time
horizon
that
are
not
covered
or
not
sufficiently
covered
by
the
30-day
LCR
stress
scenario.
The
additional liquidity requirements are
covered by eligible assets,
which include, but are
not limited to, available
HQLA over
and above the LCR requirements.
Net stable funding ratio
The net stable funding ratio (the NSFR) framework is intended to limit overreliance on short-term wholesale funding, to
encourage a
better assessment
of funding
risk across
all on-
and off-balance
sheet items
and to
promote funding
stability.
The
NSFR
has
two
components:
available
stable
funding
(ASF),
as
numerator,
and
required
stable
funding
(RSF),
as
denominator.
ASF is
the portion
of capital
and liabilities
expected to
be available
over the
period of
one year.
RSF is
a
measure
of
the
stable
funding
requirement
of
assets
and
off-balance
sheet
exposures
based
on
their
maturity,
encumbrance and
other characteristics.
Both the
Swiss Liquidity
Ordinance and
the BCBS
NSFR regulatory
framework
require a ratio of at least 100% at all times.
As
of
31 December
2025, the
NSFR
of UBS AG
consolidated decreased
8.4 percentage points
to
115.7%, remaining
above the prudential requirement communicated by FINMA.
ASF
increased
by
USD 26.5bn
to
USD 873.5bn,
predominantly
reflecting
higher
customer
deposits,
largely
due
to
currency effects.
RSF increased
by USD 72.8bn
to USD 755.3bn,
mainly driven
by higher
lending assets,
largely due
to currency
effects,
and higher
trading assets,
partly offset
by decreases
in derivatives
and cash
collateral receivables
on derivative
instruments.
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the NSFR on a UBS Group AG consolidated basis
Net stable funding ratio
USD bn, except where indicated 31.12.25 31.12.24
Available stable funding (ASF)
873.5
847.0
Required stable funding (RSF)
755.3
682.5
Net stable funding ratio (%)
115.7
124.1

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Balance sheet and off-balance sheet
The
balances
disclosed
in
this
section
represent
year-end
positions,
unless
indicated
otherwise.
Intra-period
balances
fluctuate in the ordinary course of business and may differ from year-end positions. Refer to the “Consolidated financial statements” section of this report for more information about the development of UBS AG’s financial position.
Balance sheet
Balance sheet assets
As
of
31 December
2025,
balance
sheet
assets
totaled
USD 1,617.2bn,
an
increase
of
USD 49.1bn
compared
with
31 December 2024.
Lending assets increased by USD 72.5bn, primarily driven by currency effects of approximately USD 60.0bn and positive
net new loans, mainly in
Global Wealth Management. Other financial
assets measured at fair
value and Other financial
assets measured at amortized cost
increased by USD 23.8bn and USD 12.7bn,
respectively, primarily reflecting purchases
of
securities
in
UBS
AG’s
high-quality
liquid
asset
(HQLA)
portfolio
and
currency
effects.
Trading
assets
increased
by
USD 15.7bn, mainly
in the
Investment Bank,
due to
an increase
in inventory
held to
hedge client
positions, as
well as
market-driven increases. Brokerage
receivables increased by
USD 9.7bn, primarily reflecting higher
levels of client activity.
These increases were
partly offset by
a decrease of
USD 40.5bn in Derivatives
and cash collateral
receivables on derivative
instruments, mainly in
the Investment Bank.
The decrease was
driven by foreign
currency contracts, mainly
due to roll-
offs, partly offset by an increase in equity contracts, reflecting market-driven increases. In addition, there was a decrease
from
unwinding
activities
in
Non-core
and
Legacy.
Securities
financing
transactions
at
amortized
cost
decreased
by
USD 34.6bn, mainly reflecting
roll-offs of cash reinvestment
trades in Group
Treasury. Cash and
balances at central
banks
decreased
by
USD 13.4bn,
primarily
due
to
outflows
from
purchases
of
securities
in
UBS
AG’s
HQLA
portfolio,
net
redemptions and the repurchase of
long-term debt issued measured
at amortized cost, higher lending
activity levels, and
net
new
customer
deposit
outflows,
partly
offset
by
inflows
from
net
roll-offs
of
securities
financing
transactions
measured at amortized cost and also by currency effects.
›
Refer to “Note 22 Restricted and transferred financial assets” in the “Consolidated financial statements”
section of this report and,
on a UBS Group consolidated basis, to the 31 December 2025 Pillar 3 Report, available under “Pillar
3 disclosures” at
ubs.com/investors ,
for more information about on- and off-balance sheet assets that are pledged, restricted or unencumbered
Assets
As of % change from
USD bn 31.12.25 31.12.24 31.12.24
Cash and balances at central banks
209.9
223.3
(6)
Lending
1
678.0
605.5
12
Securities financing transactions at amortized cost
83.7
118.3
(29)
Trading assets
174.9
159.2
10
Derivatives and cash collateral receivables on derivative instruments
189.9
230.4
(18)
Brokerage receivables
35.6
25.9
38
Other financial assets measured at amortized cost
72.0
59.3
22
Other financial assets measured at fair value
2
121.2
97.4
24
Non-financial assets
52.2
48.8
7
Total assets
1,617.2
1,568.1
3
1 Consists of Loans and advances to customers and Amounts due from banks.
2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.
Balance sheet liabilities
Total
liabilities as of 31 December 2025 were
USD 1,528.0bn, an increase of USD 54.6bn compared
with 31 December
2024.
Customer
deposits
increased
by
USD 46.8bn,
primarily
reflecting
currency
effects,
partly
offset
by
net
new
deposit
outflows, mainly
in Global
Wealth Management.
Trading liabilities
increased by
USD 18.5bn, mainly
in the
Investment
Bank,
due
to
an
increase
in
inventory
held
to
hedge
client
positions,
as
well
as
market-driven
increases.
Brokerage
payables increased by USD 13.2bn, primarily reflecting higher levels of client activity.
These increases were partly offset by a
decrease of USD 26.0bn in Derivatives and cash
collateral payables on derivative
instruments, mainly reflecting the same drivers as on the asset side.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Equity
Equity attributable to shareholders decreased by USD 5,158m to USD 88,845m as of 31 December 2025.
This decrease was
mainly driven by
the 2024 dividend
distribution of USD 13,000m
to UBS Group
AG, partly offset
by
total comprehensive income attributable to shareholders of USD 7,772m, reflecting net profit of USD 3,541m and other comprehensive
income
(OCI)
of
USD 4,231m.
OCI
mainly
included
OCI
related
to
foreign
currency
translation
of
USD 3,381m and cash flow hedge OCI of USD 1,295m, partly offset by negative own credit OCI of USD 567m.
›
Refer to the “UBS AG consolidated performance”
and “Consolidated financial statements” sections of this report for more information about OCI
›
Refer to the “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” table in the
“Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
Liabilities and equity
As of % change from
USD bn 31.12.25 31.12.24 31.12.24
Short-term borrowings
1,2
58.3
53.9
8
Securities financing transactions at amortized cost
16.2
14.8
9
Customer deposits
796.3
749.5
6
Funding from UBS Group AG measured at amortized cost
110.6
107.9
2
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2
173.9
173.1
0
Trading liabilities
53.7
35.2
52
Derivatives and cash collateral payables on derivative instruments
191.0
217.0
(12)
Brokerage payables
62.2
49.0
27
Other financial liabilities measured at amortized cost
16.6
21.8
(24)
Other financial liabilities designated at fair value
35.3
34.0
4
Non-financial liabilities
13.8
17.0
(19)
Total liabilities
1,528.0
1,473.4
4
Share capital
0.4
0.4
0
Share premium
84.8
84.8
0
Retained earnings
(2.1)
7.8
Other comprehensive income
3
5.8
1.0
474
Total equity attributable to shareholders
88.8
94.0
(5)
Equity attributable to non-controlling interests
0.3
0.7
(50)
Total equity
89.2
94.7
(6)
Total liabilities and equity
1,617.2
1,568.1
3
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Liabilities, by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24
Short-term borrowings 58.3 53.9 25.6 22.5 5.8 5.7 13.5 11.7
of which: amounts due to banks 24.4 23.3 7.2 8.1 5.2 5.4 3.8 3.1 of which: short-term debt issued
1,2
33.9 30.5 18.4 14.5 0.6 0.3 9.7 8.6
Securities financing transactions at amortized cost 16.2 14.8 8.6 7.9 5.8 3.8 0.8 2.9
Customer deposits 796.3 749.5 307.6 312.5 343.0 298.2 74.9 71.5 of which: demand deposits 265.8 225.0 57.3 55.7 140.7 108.7 36.4 33.2 of which: retail savings / deposits 230.8 182.3 38.1 34.9 187.5 143.3 5.1 4.0 of which: sweep deposits 41.5 41.9 41.5 41.9 0.0 0.0 0.0 0.0 of which: time deposits 258.3 300.3 170.8 179.9 14.8 46.1 33.4 34.3
Funding from UBS Group AG measured at amortized cost 110.6 107.9 74.9 74.4 2.7 2.6 29.4 27.6
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2
173.9 173.1 77.6 86.2 43.0 40.5 38.9 30.4
Trading liabilities 53.7 35.2 20.3 14.4 1.5 1.3 15.5 10.0
Derivatives and cash collateral payables on derivative instruments
191.0 217.0
165.2 183.4 2.9 4.4 13.5 18.3
Brokerage payables 62.2 49.0 49.2 38.1 0.8 0.5 3.4 3.4
Other financial liabilities measured at amortized cost
16.6 21.8 8.6 12.9 3.1 3.2 1.7 1.9
Other financial liabilities designated at fair value
35.3 34.0
7.7 6.5 0.1 0.1 4.1 5.6
Non-financial liabilities
13.8 17.0 6.5 8.7 3.1 3.2 1.4 2.5
Total liabilities 1,528.0 1,473.4 751.7 767.5 411.7 363.3 197.0 185.8
1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.
2 The classification of debt issued measured at amortized cost into short-term and long-term is
based on original contractual
maturity and therefore long-term
debt also includes debt
with a remaining time
to maturity of less
than one year.
This classification does
not consider any
early redemption features.
Off-balance sheet
In the
normal course
of business,
UBS AG enters
into transactions
where, pursuant
to IFRS
Accounting Standards,
the
maximum contractual
exposure
may not
be recognized
in whole
or in
part on
its balance
sheet. Therefore,
in certain
instances the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such
transactions. These
transactions include
derivative instruments,
guarantees, loan
commitments and
similar arrangements.
The
following
paragraphs
provide
more
information
about
certain
off-balance
sheet
arrangements.
Additional
off-
balance sheet
information is
primarily provided
in Notes 9,
10, 17,
19, 20h,
22 and
27 in
the “Consolidated
financial
statements” section of this report and on a UBS Group AG
consolidated basis in the 31 December 2025 Pillar 3 Report,
available under “Pillar 3 disclosures” at ubs.com/investors .
Guarantees, loan commitments and similar arrangements
UBS AG issues various forms of guarantees, commitments
to extend credit, standby and
other letters of credit, forward
starting
transactions,
note
issuance
facilities,
and
revolving
underwriting
facilities.
With
the
exception
of
related
premiums, generally these
guarantees and similar obligations
are kept as
off-balance sheet items,
unless a provision
to
cover probable losses or expected credit losses is required.
Guarantees
represent
irrevocable
assurances
that,
subject
to
the
satisfying
of
certain
conditions,
UBS AG
will
make
payments if its clients fail to fulfill
their obligations to third parties. As of
31 December 2025, the net exposure (i.e. gross
values less sub-participations) from guarantees and similar instruments was USD 45.8bn, compared with USD 38.4bn as of 31 December 2024. The increase of USD 7.4bn was mainly driven by an increase in sponsored repo clearing in Group
Treasury. Fee income from issuing guarantees compared with total net fee and commission income was insignificant for
2025 and 2024.
UBS AG also enters into commitments
to extend credit in the
form of credit lines
available to secure the
liquidity needs
of clients. For the majority of irrevocable loan commitments, UBS AG is committed to provide credit at any time within a
contractual
maturity
period
of
up
to
three
years
from
the
balance
sheet
date,
i.e.
31 December
2025.
During
2025,
Irrevocable loan
commitments increased
by USD 2.5bn,
mainly driven
by currency
effects. Committed
unconditionally
revocable credit lines decreased by USD 25.8bn,
mainly driven by decreases in facilities provided
to clients in Personal &
Corporate Banking
and Global
Wealth Management,
partly offset
by currency
effects. Forward
starting reverse
repurchase
and securities borrowing
agreements decreased by
USD 14.2bn, reflecting a
decrease in levels
of business division
activity
in short-dated securities financing transactions.
Off-balance sheet
As of % change from
USD bn 31.12.25 31.12.24 31.12.24
Guarantees
1,2
45.8 38.4 19
Irrevocable loan commitments
1
82.1 79.6 3
Committed unconditionally revocable credit lines 123.1 148.9 (17)
Forward starting reverse repurchase and securities borrowing agreements 10.7 24.9 (57)
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.
2 Includes guarantees measured at fair value through profit or loss.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

If customers fail
to meet their
obligations, the maximum
exposure to credit
risk of UBS AG
is generally the
contractual
amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and
control framework. In
2025, UBS AG recognized
net credit loss
expenses of USD 42m
related to
irrevocable loan commitments, guarantees
and other credit
facilities in the
scope of expected
credit loss measurement,
compared with
net credit
loss releases
of USD 11m
in 2024.
Provisions recognized
for irrevocable
loan commitments,
guarantees
and
other
credit
facilities
in
the
scope
of
expected
credit
loss
measurement
were
USD 347m
as
of
31 December 2025, compared with USD 332m as of 31 December 2024.
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
Support provided to non-consolidated investment funds
In 2025, UBS AG
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
that defaults,
or UBS AG may
be otherwise exposed
to additional financial
obligations. While the
membership rules vary,
obligations
generally would
arise only
if the
exchange or
clearing house
had exhausted
its resources.
UBS AG considers
the probability
of a material loss due to such obligations to be remote.
Deposit insurance
Swiss banking law
and the
deposit insurance system
require Swiss
banks and securities
dealers to jointly
guarantee an
amount of
up to
CHF 7.9bn for
privileged client
deposits in
the event
that a
Swiss bank
or securities
dealer becomes
insolvent. As of 31 December 2025, FINMA estimates UBS AG’s share in the deposit insurance system to be CHF 1.5bn.
This
represents
a
contingent
payment
obligation
and
exposes
UBS AG
to
additional
risk.
As
of
31 December
2025,
UBS AG considered the probability of a material loss from its obligations to be remote.
UBS AG is
also subject
to, or
is a
member of,
other deposit
protection schemes
in other
countries. However,
no contingent
payment obligation existed as of 31 December 2025 from any other material scheme.
Material cash requirements
The material
cash requirements
of UBS AG
as of
31 December 2025
are represented by
the residual
contractual maturities
for non-derivative and non-trading
financial liabilities included in
the table presented
in “Note 23b Maturity
analysis of
financial liabilities on an undiscounted basis” in the “Consolidated financial statements” section of this report. Included in
the
table
are
Funding
from
UBS
Group
AG
measured
at
amortized
cost
(USD 145.7bn),
Debt
issued
measured
at
amortized cost (USD 106.6bn)
and Debt issued
designated at fair
value (USD 116.1bn).
The amounts represent
estimated
future interest and principal payments on an undiscounted basis.
In
the
normal
course
of
business,
UBS AG
also
issues
or
enters
into
various
forms
of
guarantees,
irrevocable
loan
commitments and other similar arrangements that may result in an outflow of cash in the future. The maturity profile of
these
obligations,
which
are
presented
off-balance
sheet,
are
included
in
“Note 23b
Maturity
analysis
of
financial
liabilities
on
an
undiscounted
basis”
in
the
“Consolidated
financial
statements”
section
of
this
report.
Refer
to
“Guarantees, loan commitments and similar arrangements” in this section for more information.
Cash flows
As we are a global financial institution, our cash flows
are complex and often may bear little relation to our net
earnings
and net
assets. Consequently,
we believe
that a
traditional cash
flow analysis
is less
meaningful when
evaluating our
liquidity position than the liquidity,
funding and capital management frameworks and measures described elsewhere in
this section.
›
Refer to the “Liquidity and funding management” section of this report for more information
Cash and cash equivalents
As of
31 December 2025,
cash and
cash equivalents
totaled USD 231.0bn,
a decrease
of USD 12.4bn
compared with
31 December 2024,
driven by
net cash outflows
used in
investing and
financing activities.
These effects were
partly offset
by net cash
inflows from operating
activities and USD 19.1bn
of positive foreign
currency effects, largely
reflecting the
weakening of the US dollar against the Swiss franc in 2025.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Operating activities
Net
cash
inflows from
operating activities
were
USD 24.6bn
in 2025,
compared
with
net outflows
of
USD 27.1bn in
2024.
The
net
positive
change
in
operating
assets
and
liabilities
of
USD 29.0bn
was
mainly
driven
by
a
USD
40.5bn
decrease
in receivables
from
securities financing
transactions measured
at amortized
cost and
a
USD 24.9bn
positive
change in financial
assets and liabilities
at fair value
held for trading
and derivative financial
instruments. These effects
were partly
offset by
a USD
13.0bn negative
movement in
financial assets
at fair
value not
held for
trading and
other
financial assets and
liabilities, outflows of
USD 12.5bn into loans
and advances to customers,
and outflows of USD
9.3bn
due to
a decrease
in customer
deposits. Non-cash
items included
in net
profit and
other adjustments
are mainly
to remove
the net impact of non-cash effects on the balance sheet, such as foreign currency effects.
Investing activities
Investing activities resulted
in net cash
outflows of USD 22.3bn
in 2025,
compared with USD 122.4bn
of net cash
inflows
in 2024, primarily
reflecting USD 11.5bn of
net cash outflows
from financial assets
measured at fair
value and USD 9.8bn
of net cash outflows from debt securities measured at amortized cost, both largely reflecting net purchases of securities in our HQLA portfolio.
Financing activities
Financing activities
resulted in
net cash
outflows of
USD 33.8bn in
2025, compared
with USD 32.1bn
in 2024,
mainly
driven by a
USD 21.1bn net repayment
of debt issued
designated at fair
value and long-term
debt issued measured
at
amortized cost,
and a dividend distribution of USD 13.0bn to UBS
Group AG. These effects were partly offset by inflows
of USD 1.7bn from net issuances of short-term debt issued measured at amortized cost.
›
Refer to “Primary financial statements and share information” in the “Consolidated financial statements”
section of this report for
more information about cash flows
Statement of cash flows (condensed)
For the year ended
USD bn 31.12.25 31.12.24
Net cash flow from / (used in) operating activities
24.6
(27.1)
Net cash flow from / (used in) investing activities
(22.3)
122.4
Net cash flow from / (used in) financing activities
(33.8)
(32.1)
Effects of exchange rate differences on cash and cash equivalents
19.1
(10.3)
Net increase / (decrease) in cash and cash equivalents
(12.4)
52.9
Cash and cash equivalents at the end of the year
231.0
243.4

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Currency management

Currency management
Strategy, objectives and governance
Group Treasury focuses on three main areas of currency risk management: (i) currency-matched funding and hedging of non-US-dollar net investments; (ii) the sell-down
of foreign currency profits and losses under IFRS
Accounting Standards;
and
(iii) selective
hedging
of
expected
non-US-dollar
profits
and
losses
to
further
mitigate
the
effect
of
structural
imbalances in the balance sheet.
Currency-matched funding and hedging of non-US-dollar net investments
For monetary
balance sheet
items and
other investments,
as far
as it
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
›
Refer to “Note 1 Summary of material accounting policies” and “Note 24 Hedge accounting” in the “Consolidated financial
statements” section of this report for more information
›
Refer to the “Capital management” section of this report for more information about UBS AG’s active management of sensitivity
to currency movements and the effect thereof on the key ratios
Sell-down of non-US-dollar profits and losses
Income statement
items of
UBS AG
subsidiaries and
branches with
a functional
currency other
than the
US dollar
are
translated
into
US
dollars
at
average
exchange
rates.
To
reduce
the
profit-and-loss
volatility
from
the
translation
of
previously
recognized
earnings
in
foreign
currencies,
Group
Treasury
centralizes
the
profits
and
losses
(under
IFRS
Accounting Standards)
arising in UBS AG and its branches and sells or
buys the profit or loss for US dollars on a monthly
basis. UBS AG subsidiaries follow a similar monthly sell-down process into their own functional currencies. The equity in subsidiaries
and
branches
with
a
functional
currency
other
than
the
US
dollar
is
integrated
and
managed
as
part
of
UBS AG’s net investment hedge accounting program.

Annual Report 2025 |
Corporate governance

Corporate governance
Management report
Audited information according to the Swiss law and applicable regulatory requirements and guidance
Disclosures
provided
are
in
line
with
the
requirements
of
the
Swiss
Code
of
Obligations
(tables
containing
such
information are marked as “Audited” throughout this section), as well as other applicable regulations and guidance.

108
Corporate governance
108
Operational structure
108
Share capital structure
109
Shareholders’ participation rights
110
Board of Directors
120
Executive Board
129
Change of control and defense measures
129
Auditors
131
Information policy

Annual Report 2025 |
Corporate governance

Corporate governance
UBS AG
is incorporated
and domiciled
in Switzerland
and operates
under Art.
620 et
seq. of
the Swiss
Code of
Obligations
and Swiss banking law as an Aktiengesellschaft
, a corporation limited by shares. The addresses and telephone numbers
of the two registered offices
of UBS AG are: Bahnhofstrasse
45, CH-8001 Zurich, Switzerland,
telephone +41-44-234 11
11;
and
Aeschenvorstadt
1,
CH-4051
Basel,
Switzerland,
telephone
+41-61-288
50
50.
The
corporate
identification
number is CHE-101.329.561.
The company
was established
with unlimited
duration on
29 June 1998,
when Union
Bank of
Switzerland and
Swiss
Bank Corporation merged to form UBS AG. On 31 May 2024, Credit Suisse AG merged with and into UBS AG. UBS AG is a regulated
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
all
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
As at 31 December 2025,
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
of 2025, UBS
AG had 3,858,408,466
issued fully paid
registered shares, with
a nominal value
of USD 0.10
each, equating to a share capital of USD 385,840,846.60.
Under Swiss company law,
shareholders must approve, in
a general meeting of
shareholders, any increase or
reduction
in the
ordinary share
capital, the
creation of
conditional or
conversion share
capital, and
the introduction
of a
capital
band or reserve capital.
Conditional capital
At the end of 2025, the following conditional capital was available to the BoD.
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

Annual Report 2025 |
Corporate governance

Conversion capital
On 31
December 2025,
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
Capital band and reserve capital
As of the date of this report, UBS AG had not introduced any capital band or any reserve capital.
Shares
UBS AG has a
single class of shares,
which are registered
shares in the form
of uncertificated securities (in the
sense of
the Swiss Code of Obligations) and
intermediary-held securities (in the sense
of the Swiss Federal Act
on Intermediated
Securities). Each registered
share has a
nominal value of USD 0.10
and carries one vote.
UBS AG imposes no
limitation
on the rights to own its securities.
Dividend distributions
The decision to pay
a dividend and the
amount of any dividend
depend on a variety
of factors, including our
profits, cash
flow generation and capital ratios.
For the 2025 financial year, the BoD is proposing at the 2026 AGM to the shareholder for approval an ordinary dividend
distribution of
USD 4,500m, to
be paid
out shortly
after the
AGM, and
the appropriation
of USD 4,500m
to a
special
dividend reserve. The
decision on the
distribution of the
special dividend is
intended to be made
at an EGM in
the second
half of 2026, taking into account the ongoing discussion on Swiss regulatory capital requirements.
On 31 December 2025, UBS AG
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
2026, the
AGM will
take place on 14 April.
Extraordinary
general
meetings
(EGM)
may
be
convened
whenever
the
BoD
or
the
auditors
consider
it
necessary.
Shareholders individually or
jointly representing at
least 10% of
the share capital
may at any
time, including during
an
AGM, require, by way of a written statement, that an EGM be convened to address a specific issue they put forward.

Annual Report 2025 |
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
Members of the Board of Directors
Non-executive
members of the
Board Position
Initial
election
Step
down UBS business address
Colm Kelleher Chairman of the BoD 5.4.2022 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Lukas Gähwiler
Vice Chairman /
member of the Risk Committee
5.4.2022
14.4.2026
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Jeremy Anderson Chairperson of Audit Committee 26.4.2018 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Claudia Böckstiegel Member of the BoD 7.4.2021
8.4.2025
Bahnhofstrasse 45, 8001 Zurich, Switzerland
William C. Dudley Member of the Risk Committee 18.4.2019
14.4.2026
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Patrick Firmenich Member of the Audit Committee 7.4.2021 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Fred Hu
Member of the Compensation Committee
(until 10.4.2025)
26.4.2018 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Mark Hughes Chairperson of the Risk Committee 27.4.2020
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Renata Jungo
Brüngger
Member of the BoD 8.4.2025 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Gail Kelly Member of the Compensation Committee
(as of 10.4.2025)
23.4.2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Nathalie Rachou Member of the Risk Committee (until
8.4.2025)
27.4.2020
8.4.2025
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Julie G. Richardson
Chairperson of the Compensation
Committee / member of the Risk Committee
27.4.2017
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Lila Tretikov
Member of the Audit Committee
(as of 10.4.2025)
8.4.2025 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Jeanette Wong
Member of the Audit Committee /
member of the Compensation Committee
18.4.2019
14.4.2026
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Agustín Carstens Candidate to the UBS AG Board Proposed
for election
at the 2026
AGM
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Luca Maestri
Candidate to the UBS AG Board Proposed
for election
at the 2026
AGM
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Markus Ronner Candidate to the UBS AG Board Proposed
for election
at the 2026
AGM
Bahnhofstrasse 45, 8001 Zurich, Switzerland
No current
BoD member
has either
an employment
contract or
a significant
business connection
to UBS
or any
of its
subsidiaries. No member
of the BoD
currently carries out
operational management tasks
within the Group.
Except for the
new Vice Chairman
standing to be
elected at the
2026 AGM, Markus
Ronner, who was
Group Chief Compliance
und
Governance Officer of
UBS Group AG
until the 2026
AGM, no BoD
member has carried
out operational management
tasks within the Group over
the past three years. All
members of the BoD are
also members of UBS Group
AG’s Board of
Directors, and committee membership is the same for both entities for the committees they have in common.
In 2025, the BoD
had three permanent committees:
the Audit Committee, the
Compensation Committee and the
Risk
Committee.
The following biographies provide information about the BoD members who were in office after the 2025 AGM.

Annual Report 2025 |
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
–
Chairman of the Board of Directors of UBS Group AG
–
Member of the Board of Directors of the Bretton Woods
Committee
– Member of the Board of the Swiss Finance Council
– Member of the Board of the International Monetary Conference
– Member of the Board of the Bank Policy Institute
– Member of the Board of Americans for Oxford
– Visiting Professor of Banking and Finance, Loughborough Business
School
– Member of the European Financial Services Round Table
– Member of the European Banking Group
– Member of the International Advisory Council of the China Securities
Regulatory Commission
– Member of the Chief Executive’s Advisory Council (Hong Kong)

Annual Report 2025 |
Corporate governance

Lukas Gähwiler
Vice Chairman, non-independent and non-executive
member of the Board since 2022
–
Member of the Risk Committee of UBS Group AG and UBS AG
since 2023
Nationality:
Swiss |
Year of birth:
1965
Lukas Gähwiler
brings a
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
2023 – 2024
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
–
Member of the Board of Trustees
of Avenir Suisse
Jeremy Anderson
Independent and non-executive member of
the Board since
2018
– Chairperson of the Audit Committee of UBS Group AG and UBS AG
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

Annual Report 2025 |
Corporate governance

William C. Dudley
Independent and non-executive member of the Board since 2019
– Member of the Risk Committee of UBS Group AG and UBS AG
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
Listed company boards
– Member of the Global Advisory Council of Coinbase
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
–
Member of the Audit Committee of UBS Group AG and UBS AG
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
Other activities and functions
–
Member of the Board of Directors of UBS Group AG
– Member of the Advisory Council of the Swiss Board Institute

Annual Report 2025 |
Corporate governance

Fred Hu
Independent and non-executive member of the Board since 2018
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
–
Master’s degree, engineering science, Tsinghua
University
– Master’s degree and doctorate, economics, Harvard University
Listed company boards
–
Non-executive Chairman of the Board of Yum
China Holdings (chair of
the nomination and governance committee)
– Member of the Board of Chubb Limited
Non-listed company boards
– Chairman of Primavera Capital Ltd
Other activities and functions
–
Member of the Board of Directors of UBS Group AG
– Trustee of the China Medical Board
– Member of the Global Board of The Nature Conservancy and Co-
Chairman of its Asia Pacific Council
–
Member of the Board of Trustees,
the Institute for Advanced Study
Mark Hughes
Independent and non-executive member of the Board since 2020
– Chairperson of the Risk Committee of UBS Group AG and UBS AG
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
and is Director Emeritus
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
Other activities and functions
–
Member of the Board of Directors of UBS Group AG
– Senior advisor to McKinsey & Company

Annual Report 2025 |
Corporate governance

Renata Jungo Brüngger
Independent and non-executive member of the Board since 2025
Nationality:
Swiss |
Year of birth:
1961
Renata Jungo
Brüngger is
a highly
respected professional
with extensive
experience
in
legal
affairs,
governance,
integrity
and
sustainability.
She
was
a
member
of
the
Board
of
Management
of
Daimler
AG
(now
Mercedes-Benz
Group
AG)
from
2016
to
October
2025.
Her
responsibilities include the
areas of integrity, governance
and sustainability
throughout the
Mercedes-Benz Group
AG, its
group’s legal
department
and the
compliance, legal
product and
technology organization,
as well
as
corporate
data
protection
and
corporate
audit.
She
was
also
responsible
for
overseeing
the
implementation
of
integrity
and
sustainability
management
across
the
company.
Ms.
Jungo
Brüngger
joined
the
former
Daimler
AG
as
Head
of
Legal
and
Executive
Vice
President
in
2011.
Previously,
she
was
General
Counsel
for
Corporate
EMEA
and
Vice
President
/
General
Counsel
for
Emerson
Process
Management EMEA, Emerson
Electric (Switzerland and
the US) and
before
that worked for the legal department of Metro Holding AG and the Swiss law firm Bär & Karrer.
Professional experience
2019 –
October 2025
Member of the Board of Management for Integrity,
Governance & Sustainability, Mercedes
Benz Group AG
(formerly Daimler AG) and Mercedes Benz AG
2016 – 2019
Member of the Board of Management for Integrity & Legal
Affairs, Daimler AG
2011 – 2015
Head of Legal and Executive Vice President, Daimler AG
2000 – 2011
General Counsel Corporate EMEA & Vice
President / General Counsel Emerson Process Management
EMEA, Emerson Electric
1995 – 2000
Corporate Legal Counsel, Divisional Director,
Metro
Holding AG
1994
Secondment, Sidley & Austin
1990 – 1994
Lawyer (associate), Bär & Karrer
Education
–
Masters of Laws (LL.M.) in international commercial law, University of Zurich
– Admission to the bar
–
Licentiate (bilingual German / French) in Law (Lic. iur.),
University
of Fribourg
Listed company boards
–
Member of the Supervisory Board of Daimler Truck
Holding AG
–
Member of the Supervisory Board of Daimler Truck
AG
– Member of the Supervisory Board of Munich Re (chair of
remuneration committee)
Other activities and functions
– Member of the Board of Directors of UBS Group AG
–
Member of the Board of Trustees
of Internationale Bachakademie
Stuttgart
–
Member of the Board of Trustees
of Gesellschaft der Freunde von
Bayreuth e. V.
(Friends of Bayreuth)
Gail Kelly
Independent and non-executive member of the Board since 2024
– Member of the Compensation Committee of UBS Group AG and UBS
AG since 2025
Nationality:
Australian |
Year of birth:
1956
Gail Kelly
brings to
the board
more than
35 years
of executive
financial
services experience in South Africa and
Australia. She served as the Group
CEO and Managing Director for two banks in Australia: St. George
Bank,
from
2002
to
2007,
followed
by
Westpac
Banking
Corporation,
from
2008 to
2015. During
her tenure
as CEO,
Ms. Kelly
navigated Westpac
through the challenges of the global financial
crisis in 2008 and 2009
and
the successful merger with
St. George Bank in
2008, the largest in-market
financial
services
merger
in
Australia.
Westpac’s
market
capitalization
more than
doubled over
her tenure
as CEO.
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

Annual Report 2025 |
Corporate governance

Julie G. Richardson
Independent and non-executive member of the Board since 2017
– Chairperson of the Compensation Committee of UBS Group AG and
UBS AG since 2019
– Member of the Risk Committee of UBS Group AG and UBS AG since
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
– Member of the Board of BXP
– Member of the Board of Datadog (chair of the audit committee)
Non-listed company boards
– Member of the Board of Fivetran
–
Member of the Board of Coalition, Inc.
Other activities and functions
–
Member of the Board of Directors of UBS Group AG
Lila Tretikov
Independent and non-executive member of the Board since 2025
– Member of the Audit Committee of UBS Group AG and UBS AG since
2025
Nationality:
American (US) and French |
Year of birth:
1978
Lila
Tretikov
is
widely
recognized
as
a
leading
authority
on
artificial
intelligence
(AI)
and
technology-driven
business
transformation.
She
currently serves
as a
Partner at
New Enterprise
Associates, Inc.
(NEA), a
prominent Silicon Valley venture capital firm, where she leads AI strategy.
From 2018 to 2024, Ms. Tretikov
held senior executive roles at Microsoft
Corporation,
culminating
in
her
position
as
Deputy
Chief
Technology
Officer,
overseeing
major
AI
initiatives
that
drove
significant
strategic
transformation.
Prior
to
that,
she
served
as
Senior
Vice
President
and
CEO &
Vice
Chair
Terrawatt
at
Engie
SA,
a
global
energy
company
headquartered in
France. Earlier
in her
career,
Ms. Tretikov
was CEO
of
the Wikimedia
Foundation & Wikipedia
Endowment, where she
pioneered
Wikipedia’s
AI
strategy.
A
distinguished
software
engineer
and
programmer,
she
continues
to
shape
the
landscape
of
AI
adoption,
innovation and policy worldwide.
Professional experience
2024 – date
Partner and Head of Artificial Intelligence Strategy,
New
Enterprise Associates, Inc.
2020 – 2024
Corporate Vice President and Deputy Chief Technology
Officer, Microsoft
Corporation
2018 – 2020
Corporate Vice President, Artificial Intelligence, Perception
and Mixed Reality, Microsoft
Corporation
2016 – 2018
Senior Vice President and CEO & Vice Chair
Terrawatt, Engie
SA / Terrawatt initiative
2014 – 2016
CEO, Wikimedia
Foundation
& Wikipedia
Endowment
2007 – 2014
Chief Product Officer and Chief Officer of product,
marketing, cloud infrastructure, IT,
support and services,
SugarCRM
2005 – 2007
General Manager, mobile
and software,
Evolving Systems
2004 – 2005
General Manager, risk & compliance,
SOX digital, Bank of
America Corporation
1993 – 2004
Various technical roles, early career
Education
– Computer science (specializing in AI) and visual art, the University of
California, Berkeley
– Post-graduate-level studies at the University of Oxford Saïd Business
School and University of Stanford Directors’
College
Listed company boards
– Member of the Board of Capgemini SE
– Member of the Board of Volvo Car Corporation
– Member of the Board of Xylem Inc.
Non-listed company boards
– Member of the Board of Zendesk Inc.
– Member of the Board of Backflip AI, Inc.
– Member of the Board of Cusp AI Limited
– Member of the Board of Horizon 3 AI, Inc.
Other activities and functions
– Member of the Board of Directors of UBS Group AG

Annual Report 2025 |
Corporate governance

Jeanette Wong
Independent and non-executive member of the Board since 2019
– Member of the Audit Committee of UBS Group AG and UBS AG since
2019
– Member of the Compensation Committee of UBS Group AG and UBS
AG since 2020
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
Paribas, Singapore
Education
–
Bachelor’s degree, business administration, the National University of Singapore
– MBA, University of Chicago
Listed company boards
– Member of the Board of Prudential plc (chair of the audit committee)
– Member of the Board of Singapore Airlines Limited (chair of the board compensation and industrial relations committee)
Non-listed company boards
– Member of the Board of GIC Pte Ltd
– Member of the Board of PSA International
Other activities and functions
–
Member of the Board of Directors of UBS Group AG
– Chairman of the CareShield Life Council
– Member of the Securities Industry Council
–
Member of the Board of Trustees
of the National University
of Singapore

Annual Report 2025 |
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
as business requires, but it must
meet at
least six times a year. In 2025,
the BoD met 38 times jointly with the
Board of Directors of UBS Group AG and
four times
in standalone UBS AG meetings.
BoD committees
The committees listed below assist the BoD in fulfilling its responsibilities. Each committee meets as often as its business requires, but at least four times a
year for the Audit Committee,
the Compensation Committee and the
Risk Committee.
Audit Committee
Throughout 2025, the Audit Committee consisted
of four independent BoD members.
Jeremy Anderson (Chairperson),
Patrick Firmenich Nathalie
Rachou and Jeanette
Wong. After
the 2025 AGM,
Lila Tretikov
joined the committee
when
Nathalie
Rachou
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
the BoD. Throughout 2025, all
members of the Audit Committee
satisfied these requirements,
in that they did not receive, directly or
indirectly, any consulting, advisory or compensatory fees from any member of the
Group other than in their capacity as a BoD member, did not hold, directly or indirectly, UBS AG
shares in excess of 5%
of the
outstanding capital
and did
not serve
on the
audit committees
of more
than two
other public
companies. The
function of the Audit Committee is to support the Board in fulfilling its oversight duty relating to financial reporting and internal controls
over financial
reporting, the
effectiveness of
the external
and internal
audit functions
and whistleblowing
procedures. Management is responsible for the
preparation, presentation and integrity of
the financial statements, while
the external
auditors are
responsible for
auditing financial
statements. The
Audit Committee’s
responsibility
is one
of
oversight and review.
Compensation Committee
Throughout
2025, the
Compensation Committee
consisted of
three BoD
members. Julie
G. Richardson
(Chairperson)
Fred Hu and Jeanette Wong, at the
2025 AGM, Gail Kelly
was elected to the committee
replacing Fred Hu, who stepped
down from
this committee.
The function
of the
Compensation Committee
is to
support the
Board in
its duties
to set
guidelines on compensation and
benefits, to oversee implementation
thereof, to approve
certain compensation and to
scrutinize executive performance.
Risk Committee
In
2025,
the
Risk
Committee
consisted of
three
independent
BoD
members,
Mark
Hughes
(Chairperson), William
C.
Dudley
and
Julie
G.
Richardson,
as
well
as
the
Vice
Chairman
of
the
BoD,
Lukas
Gähwiler.
The
function
of
the
Risk
Committee is to oversee and
support the Board in fulfilling its
duty to set and supervise
an appropriate risk management
and control framework in the areas of:
(i)
financial and non-financial risks; and
(ii)
balance sheet, treasury and capital management, including funding, liquidity and equity attribution.
Cybersecurity governance
Cybersecurity, as one of the
inherently highest and most rapidly
evolving non-financial risks, is a
key focus for the BoD.
It is
primarily covered at
the joint meetings
between the Risk
Committee and the
Audit Committee with
the Quarterly
Cyber Risk Updates.
These quarterly updates,
combined with dedicated
deep dives for the
full BoD, provide
the BoD with
assessments of the firm’s
cyber-risk posture, cyber-attack
surfaces and vectors and
security measures, cyber
maturity, and
associated improvement measures, as well as updates on the cybersecurity threat environment and lessons learned from
cybersecurity incidents across the globe and industries. Cyber risk is also covered in the quarterly Group Technology Risk
Taxonomies Report discussed at the Risk Committee.
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
Our
Organization
Regulations
require
one-third
of
the
members
of
the
BoD
to
be
independent.
For
this
purpose,
independence is determined in accordance with FINMA Circular 2017/1 “Corporate governance – banks”.
In 2025, our BoD met the standards of the Organization Regulations for the percentage of directors who are considered
independent under the criteria described above.

Annual Report 2025 |
Corporate governance

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
and the Executive
Board (the EB)
is clearly defined
in the Organization
Regulations. The BoD
decides
on the strategy
of UBS AG, upon
recommendations by the
President of the
EB, and exercises
ultimate supervision over
management; whereas
the EB,
headed by
the President
of the
EB, has
executive management
responsibility. The functions
of
Chairman and
President
of
the
EB
are
assigned
to
two
different
persons,
leading
to
a
separation
of
powers.
This
structure establishes
checks and
balances and
preserves the
institutional independence
of the
BoD from
the executive
management of UBS AG, for
which responsibility is delegated
to the EB. No
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
to maintain such a policy.

Annual Report 2025 |
Corporate governance

Executive Board
The BoD delegates the management of the business to the EB.
Responsibilities, authorities and organizational principles of the Executive Board
At UBS AG, management of
the business is also delegated,
and its EB, under
the leadership of the President
of the EB,
has executive management responsibility for
UBS AG and its business. All
members of the EB are
members of the GEB.
Sabine Keller-Busse,
who serves as
President UBS
Switzerland AG, is
not a member
of the EB.
In 2025, the
EB held 27
combined meetings with the GEB and four UBS AG standalone meetings.
UBS AG
EB has
two permanent
committees: the
Asset and
Liability Committee
(the ALCO)
and the
Finance and
Risk
Committee (the FRC).
The ALCO
is responsible for
managing UBS AG’s
assets and
liabilities in line
with the UBS
AG and Group
strategy and
regulatory requirements. In 2025, the ALCO held 12 meetings.
The FRC is responsible for supervising and controlling UBS AG’s business, financial and risk profile of the overall UBS AG
standalone, as well as the
entity’s business activities in
Switzerland and cross-jurisdictional branch-related
matters, in line
with the UBS AG and Group strategy and regulatory requirements. The FRC is also responsible for ensuring the financial and risk profile of
UBS AG standalone complies
with the agreed risk
appetite, by ascertaining
that appropriate and
timely
actions are taken. In 2025, the FRC held four meetings.
Executive Board Position
Initial
appointment
to the EB
Step-down
date UBS business address
Sergio P.
Ermotti
President of the Executive Board
(also from 2011 to 2020)
2023 Bahnhofstrasse 45, 8001 Zurich, Switzerland
George
Athanasopoulos
Co-President Investment Bank 2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Michelle Bereaux Integration Officer 2023 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Michael Dargan
Chief Operations and Technology
Officer
2021 31.12.2025 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aleksandar Ivanovic
President Asset Management 2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
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
Head Non-core and Legacy and
President UBS Europe, Middle East and
Africa
2023 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Markus Ronner Chief Compliance and Governance Officer 2018 31.12.2025 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Stefan Seiler
Head Human Resources & Corporate
Services
2023 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Todd Tuckner
Chief Financial Officer
2023 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Marco Valla
Co-President Investment Bank 2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
Damian Vogel
Chief Risk Officer
2024 Bahnhofstrasse 45, 8001 Zurich, Switzerland
The following biographies provide information about the EB members in office on 31 December 2025.

Annual Report 2025 |
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

Annual Report 2025 |
Corporate governance

George Athanasopoulos
Co-President Investment Bank,
member of the EB since 2024
Nationality:
Greek and British |
Year of birth:
1969
George Athanasopoulos became
Co-President of the
Investment Bank in
2024. He jointly manages the Investment
Bank with Marco Valla across all
regions to ensure an
unparalleled global offering for
our client franchise.
Since joining
UBS in
2010, Mr.
Athanasopoulos
has held
various senior
roles, including Co-Head of Global Markets from 2020 to 2024 and Head of
Global
Family
and
Institutional
Wealth
from
2022
to
2024.
Before
joining
UBS
in
2010,
he
was
General
Manager
at
Eurobank
EFG
and
previously
worked
for
Barclays
Capital,
most
recently
responsible
for
Global Foreign
Exchange and
Global Emerging
Markets Distribution.
He
started
his
career
in
1992,
working
in
Europe
and
Asia
for
NatWest
Markets and Merrill Lynch.
Professional experience
2024 – date
Co-President of the Investment Bank,
UBS Group AG and UBS AG
2022 – 2024
Head Global Family and Institutional Wealth, UBS
2020 – 2024
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
Other activities and functions
– Member of the Group Executive Board of UBS
Group
AG
Michelle Bereaux
Integration Officer until December 2025, Chief Compliance and
Operational Risk Control Officer since January 2026, member of the EB since 2023
Nationality:
British and Trinidadian & Tobagonian
|
Year of birth:
1964
Michelle
Bereaux
was
appointed
Group
Chief
Compliance
and
Operational
Risk
Control
Officer
in
January
2026.
In
this
role,
she
is
responsible for developing
UBS’s risk management
and control framework
for
non-financial
risks
and
implementing
the
independent
control
framework for these non-financial risks. Ms. Bereaux has been at UBS for more than 25 years and has
held various leadership roles across
the firm.
She
has
been
a
member
of
the
GEB
since
2023
and
acted
as
Group
Integration Officer from 2023 to 2025
to integrate Credit Suisse into UBS.
Previously,
she
served
as
both
COO
and
UK
Country
Head
of
Asset
Management and, prior to that, as COO and Head HR for our Investment
Bank.
Professional experience
January 2026 –
date
Group Chief Compliance and Operational Risk Control
Officer, UBS Group
AG and Chief Compliance and
Operational Risk Control Officer,
UBS AG
2023 –
December 2025
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
Other activities and functions
– Member of the Group Executive Board of UBS Group
AG

Annual Report 2025 |
Corporate governance

Mike Dargan
Chief Operations and Technology
Officer, member
of the EB since
2021 (stepped down on 31 December 2025)
Nationality:
British |
Year of birth:
1977
Mike
Dargan
was
appointed
Group
Chief
Operations
and
Technology
Officer
in
2023
and
was
accountable
for
delivering
digital
platforms,
technology services, infrastructure and operations, including cybersecurity
and information security. until he stepped down in December 2025.
In his
role, he drove Group-wide innovative and emerging technology solutions
and
digitalization
and
delivered
technology
services,
tools
and
infrastructure,
including
cyber
protection
and
technology
security.
Previously,
he
was
Group
Chief
Digital
and
Information
Officer
(CDIO),
having lead Group Technology
since joining UBS in 2016. Prior to
joining
UBS, he
held various
senior roles
in technology,
corporate strategy
and
investment banking at Standard Chartered Bank, Merrill Lynch and Oliver
Wyman.
Professional experience
2023 –
December 2025
Group Chief Operations and Technology
Officer,
UBS Group AG, and Chief Operations and
Technology Officer,
UBS AG
2021 –
December 2025
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
– Member of the Board of the UBS Optimus Foundation
– Member of the Advisory Board of SCION Association
Aleksandar Ivanovic
President Asset Management, member of the EB since 2024
Nationality:
Swiss |
Year of birth:
1976
Aleksandar Ivanovic was appointed
President Asset Management in 2024.
With
his
experience
and
broad
network
across
the
UBS
Group,
he
is
leading
the
Asset
Management
business
division
forward,
creating
an
even stronger
organization through
integration and
offering investment
capabilities and
investment styles
with industry-leading
capabilities on
a
truly global
scale. Before
joining the
GEB, he
was Head
Client Coverage
and Head of the Europe,
Middle East and Africa and
Switzerland regions
for Asset Management at UBS. Starting as
an apprentice at UBS in 1992,
he
has
worked
in
all
our
business
divisions
and
later
held
various
leadership roles at Credit Suisse and Morgan Stanley.
Professional experience
2024 – date
President Asset Management, UBS Group AG and
UBS AG
2019 – 2024
Head Region Europe, Middle East and Africa, Asset
Management, UBS
2018 – 2024
Head Client Coverage, Asset Management, UBS
2018 – 2024
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
Other activities and functions
– Member of the Group Executive Board of UBS Group
AG
– Chairman of UBS Asset Management AG
– Chairman of UBS Asset Management Switzerland AG
– Member of the Board of the UBS Optimus Foundation

Annual Report 2025 |
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
2024
and
previously
Co-President
Investment Bank from
2018 to 2021.
Before that,
he was President
UBS
Securities LLC from 2015
to 2021. Prior to
joining UBS, he acquired
know-
how in investment banking as
an analyst and trader,
working for various
financial
institutions,
including
Morgan
Stanley,
Deutsche
Bank
and
AllianceBernstein.
Professional experience
2024 – date
Co-President Global Wealth Management and President
UBS Americas, UBS Group AG and UBS AG
2021 – 2024
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
– MBA, finance and statistics, the University of Chicago Booth School of
Business
Other activities and functions
– Member of the Group Executive Board of
UBS
Group
AG
– Member of the Board of UBS Americas Holding LLC
– Chair of the Board of the UBS Optimus Foundation US
– Member of the Board of the American Swiss Foundation
Iqbal Khan
Co-President Global Wealth Management and
President UBS Asia Pacific, member of the EB since 2019
Nationality:
Swiss |
Year of birth:
1976
Iqbal
Khan
became
Co-President
Global
Wealth
Management
and
President
UBS
Asia
Pacific
in
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
CEO International Wealth
Management. He joined
Ernst &
Young in 2001,
where
he
held
numerous
leadership
positions
and,
upon
leaving
that
company, he served as lead
auditor of UBS.
Professional experience
2024 – date
President UBS Asia Pacific, UBS Group AG and UBS AG
2024 – date
Co-President Global Wealth Management, UBS Group
AG and UBS AG
2022 – 2024
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

Annual Report 2025 |
Corporate governance

Barbara Levi
General Counsel, member of the EB since 2021
Nationality:
Italian |
Year of birth:
1971
Barbara Levi has been Group General Counsel since 2021. In her role, she provides
legal
advice
and
manages
the
Group’s
legal
affairs,
ensuring
effective and timely assessment of legal matters impacting the Group and
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
Beatriz Martin Jimenez
Chief Operating Officer since January 2026, Head Non-Core and
Legacy and President UBS Europe, Middle East and Africa
since
2023, member of the EB since 2023
Nationality:
Spanish |
Year of birth:
1973
Beatriz
Martin
Jimenez
became
Group
COO
in
January
2026,
with
the
Group Technology
function reporting to
her.
Since 2023, she
has served
as President UBS Europe, Middle East, and
Africa and Head Non-Core and
Legacy.
As
Group
COO,
her
responsibilities
encompass
developing
and
coordinating the Group-wide operational integration, driving Group-wide innovative technology
solutions and
digitalization, delivering
technology
services, and overseeing
technology enabled change
initiatives. The Group
COO
is
also
responsible
for
the
implementation
of
the
Group’s
sustainability
and
impact
strategy,
which
has
been
led
by
Ms.
Martin
Jimenez since 2024.
Her regional position
as President UBS
Europe, Middle
East and Africa involves promoting collaboration across business divisions
and
representing
UBS
throughout
the
region.
In
addition,
Ms.
Martin
Jimenez also
serves as
the Chief
Executive
for UBS
in the
UK. As
Head
Non-Core
and
Legacy,
she
focuses
on
managing
derisking
and
cost-
reduction efforts tied
to the integration proc
ess. Before joining
UBS, Ms.
Martin Jimenez held a variety of leadership roles in
fixed income sales and
trading at both Morgan Stanley and Deutsche Bank.
Professional experience
January 2026 –
date
Group Chief Operating Officer; UBS Group AG and
Chief Operating Officer, UBS
AG
2023 – date
President UBS Europe, Middle East and Africa, UBS
Group AG and UBS AG
2023 – date
Head Non-core and Legacy,
UBS Group AG and UBS AG
2019 – date
UK Chief Executive, UBS AG London Branch
2024 – 2026
UBS GEB Lead for Sustainability and Impact, UBS Group
AG (transitioned to Group COO responsibilities in 2026)
2022 – 2023
Chief Transformation Officer,
UBS Group AG
2020 – 2023
Group Treasurer,
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
– Erasmus Exchange programme, Hochschule für Bankwirtschaft,
Frankfurt
Other activities and functions
– Member of the Group Executive Board of UBS Group
AG
– Member of the Board of Directors and President of the Executive
Board of UBS Business Solutions AG (as of February 2026)
– Member of the Supervisory Board of UBS Europe SE
–
Member of the Board of Directors of Credit Suisse International

Annual Report 2025 |
Corporate governance

Markus Ronner
Chief Compliance and Governance Officer,
member of the EB
since 2018 (stepped down on 31 December 2025)
Nationality:
Swiss |
Year of birth:
1965
Markus Ronner
has served
as Group
Chief Compliance
and Governance
Officer from
2018 to
December 2025,
overseeing compliance,
financial
crime
prevention
and operational
risk
control
as
well as
regulatory
and
governance functions
at the
Group level.
In more
than 40
years at
UBS,
he
acquired
deep
expertise
across
businesses
and
in
non-financial
risk
management and control. In that
time, Mr. Ronner held a variety of
senior
positions across the firm, including managing the Group-wide too-big-to-
fail program, COO Wealth
Management & Swiss
Bank, Head Products
and
Services of Wealth Management & Swiss Bank, COO Asset Management,
and
Head
Group
Internal
Audit.
From
2022
until
2023,
he
served
as
Chairman of UBS Switzerland AG, the leading Swiss universal bank.
Professional experience
2018 –
December 2025
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
Education
– Swiss Banking Diploma
Other activities and functions
– Member of the Group Executive Board of UBS Group
AG
Stefan Seiler
Head Human Resources and Corporate Services, member of the EB since 2023
Nationality:
Swiss |
Year of birth:
1974
Stefan Seiler was
appointed Head Group
Human Resources and
Corporate
Services in 2023. In this
role, he manages the
people, real estate, vendor
management,
communications,
branding
and
marketing,
and
security
functions that support
the firm’s long-term
success. Since joining
UBS in
2011,
he
has
held
several
key
leadership
roles,
including
Head
HR
for
Switzerland and Group Functions, Global
Head Talent and Recruiting, and
Group
Head
HR
since
2018.
He
started his
career
at
the
Swiss
Military
Academy at the Swiss Federal Institute of Technology (ETH) Zurich, where he later returned as Department Head of Leadership and Communication after
broadening
his
experience
in
the
financial
sector
at
Credit
Suisse
from 2002
to 2006.
He has
worked in
Switzerland, the
UK, the
US and
Singapore.
Professional experience
2023 – date
Head Group Human Resources and Corporate Services,
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
– Member of the Board of the UBS Optimus Foundation
– Member of the Foundation Board of the Pension Fund of UBS
– Member of the Foundation Council of the UBS Center for Economics
in Society, University of Zurich
– Chairman of the Foundation Board of the Swiss Finance Institute
– Member of the IMD Foundation Board
– Adjunct Professor for Leadership and Strategic Human Resource
Management, Nanyang Technological
University (NTU), Singapore

Annual Report 2025 |
Corporate governance

Todd
Tuckner
Chief Financial Officer,
member of the EB since 2023
Nationality:
American (US) |
Year of birth:
1965
Todd Tuckner
became Group CFO in 2023. In January 2026, he also took
over
responsibility
for
overseeing
the
Group’s
governmental
and
regulatory
affairs,
including
developing
and
maintaining
the
Group’s
recovery
and resolution
plans.
As Group
CFO, he
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
alongside the Group
CEO. He was
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
–
MBA, accounting, New York University
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
– Member of the Financial Services Chapter Board of the Swiss-
American Chamber of Commerce
Marco Valla
Co-President Investment Bank, member of the EB since 2024
Nationality:
American (US) |
Year of birth:
1972
Marco
Valla
became
Co-President
of the
Investment
Bank
in 2024
and
Head
of
Global
Banking
in
September
2025.
He
jointly
manages
the
Investment Bank with
George Athanasopoulos across all
regions to ensure
an
unparalleled
global
offering
for
our
client
franchise.
He
began
his
career
at
Credit
Suisse
First
Boston
in
1994
as
an
Investment
Banking
analyst,
before
working
for
Lehman
Brothers
and
Barclays.
During
his
tenure
at
Barclays,
he
was
the
Global
Head
of
Technology,
Media
and
Telecommunications
(TMT)
and
Consumer
Retail
Investment
Banking,
overseeing
the
coverage
of
technology,
media,
telecommunications,
consumer
and
retail
clients,
and
a
member
of
the
Investment
Banking
Management Committee.
Professional experience
2024 – date
Co-President of the Investment Bank, UBS Group AG
and UBS AG
September 2025 –
date
Head of Global Banking
2023 – 2024
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

Annual Report 2025 |
Corporate governance

Damian Vogel
Chief Risk Officer,
member of the EB since 2024
Nationality:
Swiss |
Year of birth:
1972
Damian
Vogel
was
appointed
Group
Chief
Risk
Officer
in
2024
and
is
responsible
for
the
development
of
the
Group’s
risk
management
and
control framework
for various risk
categories and the
implementation of
its independent
control frameworks.
Since joining
UBS in
2010, he
held
various risk-related
leadership roles
across
Global Wealth
Management,
Personal &
Corporate Banking
and the
Switzerland region
before being
appointed
Chief
Risk
Officer
for
Credit
Suisse
and
Group
Risk
Control
Head of
Integration in
2023. Previously,
he worked
for Credit
Suisse as
Credit Risk Manager and Head Structured Lombard Solutions.
Professional experience
2024 – date
Group Chief Risk Officer,
UBS Group AG and Chief Risk
Officer, UBS AG
2023 – 2024
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
Other activities and functions
– Member of the Group Executive Board of UBS Group AG
– Member of the Board of Directors of UBS Switzerland AG
– Member of Foundation Board of the International Financial Risk
Institute

Annual Report 2025 |
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
In case
of a
change of
control, we
may, at
our discretion,
accelerate the
vesting of
and /
or relax
applicable forfeiture
provisions of employees’ awards.
Auditors
Audit is an integral
part of corporate governance. While safeguarding
their independence, the external auditors closely
coordinate their work with Internal Audit.
The Audit Committee and, ultimately,
the BoD supervise the effectiveness
of
audit work.
›
Refer to “Board of Directors” in this section for more information about the Audit
Committee
External independent auditors
The 2025 AGM
re-elected Ernst &
Young Ltd (EY) as auditors
for UBS AG
for the 2025
financial year. EY assumes virtually
all auditing functions
according to laws, regulatory
requests and the AoA.
In 2025, Isabelle
Santenac became the
EY lead
partner
in
charge
of
the
UBS
AG
financial
and
regulatory
audits
and
the
lead
audit
partner
for
the
Group
financial
statement audit, with an incumbency limit of five
years. Since 2023, Robert Wadley has
been a partner on the financial
statement
audit,
and
in
2025
he
became
the
co-signing
partner,
with
an
incumbency
limit
of
seven
years.
In
2021,
Hannes Smit became the Lead
Auditor to the Swiss Financial
Market Supervisory Authority (FINMA),
with an incumbency
limit of seven years. Daniel Martin has been the co-signing partner for the FINMA audit since 2019, with an incumbency
limit of
seven years.
Mr. Martin
will be
succeeded in
2026 by
Martin Wauri
ck, who
will assume
the role
of co-signing
partner for the FINMA audits, with an incumbency limit of seven years.
During 2025, the Audit Committee held 12 meetings with the external auditors.
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
in 2025
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
In addition, EY received USD 53m in 2025
(USD 52m in 2024) for services performed on
behalf of our investment funds,
many of which have independent fund boards or trustees.

Annual Report 2025 |
Corporate governance

Fees paid to EY
UBS AG and its subsidiaries paid the following fees (including expenses) to EY.
For the year ended
USD m 31.12.25 31.12.24
Audit
Global audit fees
99
120
Additional services classified as audit (services required by law or statute, including work of a non-recurring nature mandated by regulators)
50
24
Total audit
149
144
Non-audit
Audit-related fees
19
18
of which: assurance and attestation services
12
13
of which: control and performance reports
7
5
of which: consultation concerning financial accounting and reporting standards
0
0
Tax fees
2
2
All other fees
0
1
Total non-audit
20
21
Special auditors for potential capital increases
At
the
AGM
on
23 April
2024,
BDO
AG
was
reappointed
as
special
auditors
for
a
three-year
term
of
office.
Special
auditors provide audit opinions in connection with potential capital increases independently from other auditors.
Internal Audit
Internal Audit performs the internal auditing role
for UBS AG. It is
an independent function that provides
expertise and
insights
to
confirm
controls
are
functioning
correctly
and
highlight
where
UBS
needs
to
better
manage
current
and
emerging risks.
Internal Audit
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
Internal
Audit
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

Annual Report 2025 |
Corporate governance

Audit
reports
that
include
significant
issues
are
provided
to
the
President
of
the
EB,
relevant
EB
members
and
other
responsible management.
The Chairman,
the Audit
Committee and
the Risk
Committee of
the BoD
are regularly
informed
of such issues.
In
addition,
Internal
Audit
provides
independent
assurance
on
the
effective
and
sustainable
remediation
of
control
deficiencies within its
mandate, taking a
prudent and conservative
risk-based approach and
assessing at the
issue level
whether the root cause and the
potential exposure for the firm have
been holistically and sustainably addressed.
Internal
Audit also
cooperates closely
with risk
control functions
and internal
and external
legal advisors
on investigations
into
major control issues.
To ensure
Internal Audit’s
independence from
management, the
Internal Audit
Executive UBS
AG reports
to the
Chairman
of
the
BoD
and
to
the
Audit
Committee,
which
assesses
annually
whether
Internal
Audit
has
sufficient
resources
to
perform its function, as well as its independence and performance. In the Audit Committee’s assessment, Internal Audit is
sufficiently
resourced
to
fulfill
its
mandate
and
complete
its
auditing
objectives.
Internal
Audit’s
role,
position,
responsibilities and accountability are
set out in
UBS AG’s Organization
Regulations and the
Charter for Internal Audit
.
Internal
Audit
has
unrestricted
access
to
all
accounts, books,
records, systems,
property
and
personnel,
and
must
be
provided with
all information
and data
that it
needs to
fulfill its
auditing responsibilities.
Internal Audit
also conducts
special audits at the
request of the Audit
Committee, or other BoD
members, committees or the
President of the EB
in
consultation with the Audit Committee.
Internal Audit enhances the
efficiency of its work
through coordination and close
cooperation with the external
auditors.
Information policy
We provide regular information to our shareholder and to the wider financial community.
Financial reports for UBS AG are expected to be published on the following dates:
First quarter 2026 5 May 2026
Second quarter 2026 31 July 2026
Third quarter 2026 30 October 2026
The annual general meetings of the shareholders of UBS AG will take place on the following dates:
2026 14 April 2026
2027 7 April 2027
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
and the Group
Controller. Based on
that evaluation, and
reflecting the determination
that our internal
control over financial reporting was
effective as of 31 December
2025, the President of the
Executive Board and the CFO
concluded that our disclosure controls and procedures were effective as of 31 December 2025.
No significant changes
have been made
to our internal
controls or to
other factors that
could significantly affect
these
controls subsequent to the date of their evaluation.
›
Refer to the “Consolidated financial statements” section of this report for more information

Annual Report 2025 |
Financial statements | Consolidated financial statements

Financial statements
Consolidated financial statements

133
Management’s report on internal control over financial
reporting
133
Reports of the independent registered public accounting
firm / statutory auditor included in this report
134
Report of independent registered public accounting firm on
the financial statements
138
UBS AG consolidated financial statements
138
Primary financial statements
and share information
138
Income statement
139
Statement of comprehensive income
140
Balance sheet
141
Statement of changes in equity
143
Share information and earnings per share
144
Statement of cash flows
146
Notes to the UBS AG consolidated financial statements
146
1
Summary of material accounting policies
163
2a
Segment reporting
165
2b
Segment reporting by geographic location
166
Income statement notes
166
3
Net interest income and other net income from
financial instruments measured at fair value through
profit or loss
166
4
Net fee and commission income
167
5
Other income
167
6
Personnel expenses
167
7
General and administrative expenses
168
8
Income taxes
171
Balance sheet notes
171
9
Financial assets at amortized cost and other
positions in scope of expected credit loss
measurement
175
10
Derivative instruments
177
11
Property, equipment and software
177
12
Goodwill and intangible assets
179
13
Other assets
180
14
Amounts due to banks, Customer deposits, and
Funding from UBS Group AG
181
15
Debt issued designated at fair value
181
16
Debt issued measured at amortized cost
182
17
Provisions and contingent liabilities
189
18
Other liabilities
190
Additional information
190
19
Expected credit loss measurement
201
20
Fair value measurement
215
21
Offsetting financial assets and financial liabilities
217
22
Restricted and transferred financial assets
219
23
Maturity analysis of assets and liabilities
222
24
Hedge accounting
225
25
Post-employment benefit plans
231
26
Employee benefits: variable compensation
235
27
Interests in subsidiaries and other entities
239
28
Changes in organization and acquisitions and
disposals of subsidiaries and businesses
240
29
Related parties
243
30
Invested assets and net new money
244
31
Currency translation rates
244
32
Main differences between IFRS Accounting
Standards and Swiss GAAP
246
33
Supplemental guarantor information
247
Comparison between UBS AG consolidated and
UBS Group AG consolidated

Annual Report 2025 |
Financial statements | Consolidated financial statements

Management’s report on internal control over financial reporting
Management’s responsibility for internal control over financial reporting
The Board of Directors
and management of UBS AG are
responsible for establishing and maintaining adequate
internal
controls
over financial reporting. UBS AG’s internal controls
over financial reporting are designed
to provide reasonable
assurance
regarding
the
preparation
and
fair
presentation
of
published
financial
statements
in
accordance
with
IFRS
Accounting Standards as issued by the International Accounting Standards Board (IASB).
UBS AG’s internal controls over financial reporting include those policies and procedures that:
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
the
prevention
or
timely
detection
of
unauthorized
acquisition,
use
or
disposition of the company’s assets that could have a material effect on the financial statements.
Because of
its inherent
limitations, internal
control over
financial reporting
may not
prevent or
detect misstatements.
Also, projections
of any
evaluation of
effectiveness to
future periods
are subject
to the
risk that
controls may
become
inadequate
because
of
changes
in
conditions, or
that
the
degree
of compliance
with
the
policies or
procedures may
deteriorate.
Management’s assessment of internal control over financial reporting as of 31 December 2025
UBS
AG
management
has
assessed
the
effectiveness
of
UBS
AG’s
internal
control
over
financial
reporting
as
of
31 December
2025
based
on
the
criteria
set
forth
by
the
Committee
of
Sponsoring
Organizations
of
the
Treadway
Commission
(COSO)
in
Internal
Control
–
Integrated
Framework
(2013
Framework).
Based
on
this
assessment,
management believes that, as of 31 December 2025, UBS AG’s internal control over financial reporting was effective.
Remediation of Credit Suisse material weaknesses
In March 2023, prior
to the acquisition by UBS
Group AG, the Credit
Suisse Group and Credit
Suisse AG disclosed that
their management had identified material
weaknesses in internal control over financial
reporting as a result of which the
Credit Suisse Group and Credit Suisse AG had concluded that, as of 31 December 2022 and 2021, their internal control over financial
reporting
was not
effective.
Following the
acquisition and
merger of
Credit
Suisse Group
AG into
UBS
Group
AG in
June 2023,
Credit
Suisse AG
concluded that
as of
31 December
2023 its
internal control
over financial
reporting continued to be ineffective.
Since
the
Credit
Suisse
acquisition,
UBS
has
executed
a
remediation
program
to
address
the
identified
material
weaknesses and has implemented additional controls and procedures.
As of
31 December
2024, management
assessed that
the changes
to internal
controls made
to address
the material
weaknesses
relating
to
the
classification
and
presentation
of
the
consolidated
statement
of
cash
flows,
as
well
as
assessment and communication
of the severity
of deficiencies, were
designed and operating
effectively. The remaining
material
weakness
related
to
the
risk
assessment of
internal
controls. During
2024,
UBS
integrated
the
Credit Suisse
control framework into
the UBS internal
control framework and
risk assessment and
evaluation processes. In
addition,
UBS reviewed the
processes, systems and internal
controls in connection with
the integration of
Credit Suisse into
UBS
and implemented additional processes and controls to reflect the increase in complexity of the accounting and financial
control
environment
following
the
acquisition.
Management
assessed
that
the
risk
assessment
process
was
designed
effectively.
However,
considering
the
increased
complexity
of
the
internal
accounting
and
control
environment,
the
remaining
migration efforts still
underway and limited
time to demonstrate
operating effectiveness and
sustainability of the
post-
merger integrated
control environment, management
concluded that additional
evidence of
effective operation of
the
remediated
controls
was
required
to
conclude
that
the
risk
assessment
processes
were
operating
effectively
on
a
sustainable basis. In
light of the
above, management concluded
that there was
a material weakness
in internal control
over financial reporting at 31 December 2024.
As of 31 December 2025, UBS AG
management has assessed the effectiveness of UBS
AG’s risk assessment process and
concluded that changes made to the risk assessment processes were designed and operating effectively, with significant integration
and
migration
steps
completed.
UBS
AG
management
has
therefore
concluded
that
the
risk
assessment
material weakness has been remediated.
Report of the independent registered public accounting firm included in this report
The accompanying report of the independent
registered public accounting firm on the consolidated
financial statements
Report of independent registered public accounting firm on
the consolidated financial statements
of UBS AG is included
in our
filing on
9 March
2026
with the
Securities and
Exchange Commission
on Form
20-F pursuant
to US
reporting
obligations.

Annual Report 2025 |
Financial statements | Consolidated financial statements

Annual Report 2025 |
Financial statements | Consolidated financial statements

Annual Report 2025 |
Financial statements | Consolidated financial statements

Annual Report 2025 |
Financial statements | Consolidated financial statements

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

UBS AG consolidated financial statements
Primary financial statements and share information
Audited |
Income statement
For the year ended
USD m Note 31.12.25 31.12.24 31.12.23
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income 3
26,507
28,967
22,444
Interest expense from financial instruments measured at amortized cost
3
(26,477)
(29,745)
(19,643)
Net interest income from financial instruments measured at fair value through profit or loss and other 3
6,323
5,455
1,765
Net interest income 3
6,354
4,678
4,566
Other net income from financial instruments measured at fair value through profit or loss 3
13,952
12,959
9,934
Fee and commission income 4
30,069
25,806
20,399
Fee and commission expense 4
(2,669)
(2,369)
(1,790)
Net fee and commission income 4
27,400
23,438
18,610
Other income 5
(17)
1,248
566
Total revenues
47,688
42,323
33,675
Credit loss expense / (release) 19
549
544
143
Personnel expenses 6
22,702
19,958
15,655
General and administrative expenses 7
17,481
16,548
11,118
Depreciation, amortization and impairment of non-financial assets 11, 12
2,856
2,840
2,238
Operating expenses
43,038
39,346
29,011
Operating profit / (loss) before tax
4,101
2,433
4,521
Tax expense / (benefit)
8
534
900
1,206
Net profit / (loss)
3,566
1,533
3,315
Net profit / (loss) attributable to non-controlling interests
26
51
25
Net profit / (loss) attributable to shareholders
3,541
1,481
3,290

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Statement of comprehensive income
For the year ended
USD m Note 31.12.25 31.12.24 31.12.23
Comprehensive income attributable to shareholders
Net profit / (loss)
3,541
1,481
3,290
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
1
5,647
(2,629)
1,747
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
(2,190)
1,340
(912)
Foreign currency translation differences on foreign operations reclassified to the income statement
(80)
15
58
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement
8
(12)
(28)
Income tax relating to foreign currency translations, including the effect of net investment hedges
(4)
24
(17)
Subtotal foreign currency translation, net of tax
3,381
2
(1,261)
849
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
69
0
4
Net realized (gains) / losses reclassified to the income statement from equity
0
0
1
Income tax relating to net unrealized gains / (losses)
3
0
0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
72
0
5
Cash flow hedges of interest rate risk 24
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
464
(1,198)
(36)
Net (gains) / losses reclassified to the income statement from equity
1,134
1,907
1,745
Income tax relating to cash flow hedges
(302)
(74)
(309)
Subtotal cash flow hedges, net of tax
1,295
635
1,400
Cost of hedging 24
Cost of hedging, before tax
56
(87)
(19)
Income tax relating to cost of hedging
0
0
0
Subtotal cost of hedging, net of tax
56
(87)
(19)
Total other comprehensive income that may be reclassified to the income statement, net of tax
4,804
(714)
2,235
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans 25
Gains / (losses) on defined benefit plans, before tax
30
(106)
(103)
Income tax relating to defined benefit plans
(36)
20
(33)
Subtotal defined benefit plans, net of tax
(6)
(86)
(136)
Own credit on financial liabilities designated at fair value 20
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
(569)
75
(861)
Income tax relating to own credit on financial liabilities designated at fair value
2
(10)
71
Subtotal own credit on financial liabilities designated at fair value, net of tax
(567)
65
(790)
Total other comprehensive income that will not be reclassified to the income statement, net of tax
(573)
(21)
(927)
Total other comprehensive income
4,231
(735)
1,308
Total comprehensive income attributable to shareholders
7,772
747
4,598
Comprehensive income attributable to non-controlling interests
Net profit / (loss)
26
51
25
Total other comprehensive income that will not be reclassified to the income statement, net of tax
15
(48)
2
Total comprehensive income attributable to non-controlling interests
40
3
27
Total comprehensive income
Net profit / (loss)
3,566
1,533
3,315
Other comprehensive income
4,246
(783)
1,311
of which: other comprehensive income that may be reclassified to the income statement
4,804
(714)
2,235
of which: other comprehensive income that will not be reclassified to the income statement
(558)
(69)
(924)
Total comprehensive income
7,812
749
4,625
1 Includes foreign currency translation differences as incurred by UBS AG’s associates where UBS AG has recorded its share in these differences. The year ended 31 December 2025 includes a USD
93
m gain from UBS
AG’s share of a reclassification of foreign
currency translation differences to the income statement as recorded by an associate of UBS AG.
2 Mainly reflects a weakening of the US dollar against
the Swiss franc and
the euro.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Balance sheet
USD m Note 31.12.25 31.12.24
Assets
Cash and balances at central banks
209,858
223,329
Amounts due from banks 9
19,243
18,111
Receivables from securities financing transactions measured at amortized cost 9, 21
83,656
118,302
Cash collateral receivables on derivative instruments 9, 21
41,552
43,959
Loans and advances to customers 9
658,760
587,347
Other financial assets measured at amortized cost 9, 13a
72,025
59,279
Total financial assets measured at amortized cost
1,085,094
1,050,326
Financial assets at fair value held for trading 20
174,854
159,223
of which: assets pledged as collateral that may be sold or repledged by counterparties
44,627
38,532
Derivative financial instruments 10, 20, 21
148,325
186,435
Brokerage receivables 20
35,579
25,858
Financial assets at fair value not held for trading 20
107,293
95,203
Total financial assets measured at fair value through profit or loss
466,051
466,719
Financial assets measured at fair value through other comprehensive income 20
13,868
2,195
Investments in associates 27b
2,331
2,306
Property, equipment and software 11
12,125
12,091
Goodwill and intangible assets 12
6,734
6,661
Deferred tax assets 8
11,085
10,481
Other non-financial assets 13b
19,884
17,282
Total assets
1,617,173
1,568,060
Liabilities
Amounts due to banks
14a
24,434
23,347
Payables from securities financing transactions measured at amortized cost 21
16,225
14,824
Cash collateral payables on derivative instruments 21
34,742
36,366
Customer deposits 14a
796,330
749,476
Funding from UBS Group AG measured at amortized cost 14b
110,614
107,918
Debt issued measured at amortized cost 16
100,207
101,104
Other financial liabilities measured at amortized cost 18a
16,617
21,762
Total financial liabilities measured at amortized cost
1,099,169
1,054,796
Financial liabilities at fair value held for trading 20
53,700
35,247
Derivative financial instruments 10, 20, 21
156,267
180,678
Brokerage payables designated at fair value 20
62,202
49,023
Debt issued designated at fair value 15, 20
107,544
102,567
Other financial liabilities designated at fair value 18b, 20
35,287
34,041
Total financial liabilities measured at fair value through profit or loss
415,001
401,555
Provisions 17a
3,564
5,131
Other non-financial liabilities 18c
10,260
11,911
Total liabilities
1,527,994
1,473,394
Equity
Share capital
386
386
Share premium
84,849
84,777
Retained earnings
(2,147)
7,838
Other comprehensive income recognized directly in equity, net of tax
5,757
1,002
Equity attributable to shareholders
88,845
94,003
Equity attributable to non-controlling interests
334
662
Total equity
89,179
94,666
Total liabilities and equity
1,617,173
1,568,060

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
(33)
Share of changes in retained earnings of associates and joint ventures
(3)
New consolidations / (deconsolidations) and other increases / (decreases)
(431)
5
26
Total comprehensive income for the year
1,460
of which: net profit / (loss)
1,481
of which: OCI, net of tax
(21)
Balance as of 31 December 2024
386
84,777
7,838
Premium on shares issued and warrants exercised
(1)
2
Tax (expense) / benefit
160
Dividends
(13,000)
Translation effects recognized directly in retained earnings
50
Share of changes in retained earnings of associates and joint ventures
(2)
New consolidations / (deconsolidations) and other increases / (decreases)
(86)
0
Total comprehensive income for the year
2,968
of which: net profit / (loss)
3,541
of which: OCI, net of tax
(573)
Balance as of 31 December 2025
386
84,849
(2,147)
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
28 for more information.
5 Mainly reflecting effects
from transactions between
Credit Suisse AG
and its subsidiaries and
UBS AG and its
subsidiaries prior to the
merger in May 2024.
6 Includes an increase of USD
490
m in the second quarter of 2024 due to the merger of UBS AG and Credit Suisse AG.
7 Mainly reflects effects from UBS AG’s increase in its stake in UBS Securities China from
67
%
to
100
% and UBS AG’s sale of a
36.01
% stake in another subsidiary, Credit Suisse Securities (China)
Limited. Refer to Note 28 for more information.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Other comprehensive
income recognized
directly in equity,
net of tax
1
of which:
foreign currency
translation
of which:
financial assets at
fair value through OCI
of which:
cash flow
hedges
of which:
cost of hedging
Total equity
attributable to
shareholders
Non-controlling
interests Total equity
(133)
4,098
(4)
(4,234)
7
56,598
342
56,940
(19)
(19)
12
12
(6,000)
(4)
(6,004)
(127)
0
(127)
0
0
0
(1)
(1)
0
0
45
(31)
15
2,235
849
5
1,400
(19)
4,598
27
4,625
3,290
25
3,315
2,235
849
5
1,400
(19)
1,308
2
1,311
1,974
4,947
1
(2,961)
(13)
55,234
335
55,569
(291)
(291)
41,432
41,432
(20)
(20)
18
18
(3,000)
(30)
(3,029)
33
0
33
0
0
0
(3)
(3)
(405)
355
6
(51)
6
(714)
(1,261)
0
635
(87)
747
3
749
1,481
51
1,533
(714)
(1,261)
0
635
(87)
(735)
(48)
(783)
1,002
3,686
0
(2,585)
(100)
94,003
662
94,666
(1)
(1)
160
160
(13,000)
(86)
(13,086)
(50)
0
(50)
0
0
0
(2)
(2)
(86)
(283)
7
(370)
7
4,804
3,381
72
1,295
56
7,772
40
7,812
3,541
26
3,566
4,804
3,381
72
1,295
56
4,231
15
4,246
5,757
7,067
73
(1,339)
(44)
88,845
334
89,179

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Share information and earnings per share
Ordinary share capital
As
of
31 December
2025,
UBS
AG
had
3,858,408,466
issued
fully
paid
registered
shares
(31 December
2024:
3,858,408,466
shares) with a
nominal value of
USD
0.10
each, leading to
a share capital
of USD
385,840,846.60
. The
shares were entirely held by UBS Group AG.
Conditional capital
As of 31 December 2025, the following conditional capital was available to the Board of Directors (the BoD) of UBS AG:
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
2025,
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
Capital band and reserve capital
As of 31 December 2025, UBS AG had not introduced any capital band or any reserve capital.
Earnings per share
In 2015,
UBS AG
shares were
delisted from
the SIX
Swiss Exchange
and the
New York
Stock Exchange.
As of
31 December
2025,
100
% of UBS
AG’s issued shares
were held by
UBS Group AG
and therefore were
not publicly traded.
Accordingly,
earnings per share information is not provided for UBS AG.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Statement of cash flows
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Cash flow from / (used in) operating activities
Net profit / (loss)
3,566
1,533
3,315
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial assets
2,856
2,840
2,238
Credit loss expense / (release)
549
544
143
Share of net (profit) / loss of associates and joint ventures and impairment related to associates
(77)
(73)
163
Deferred tax expense / (benefit)
(703)
(1,106)
(222)
Net loss / (gain) from investing activities
(346)
207
(225)
Net loss / (gain) from financing activities
17,687
(3,643)
4,919
Other net adjustments
1
(27,927)
14,292
(10,383)
Net change in operating assets and liabilities
1,2
Amounts due from banks and amounts due to banks
(154)
(708)
(10,093)
3
Receivables from securities financing transactions measured at amortized cost
40,505
(19,580)
(4,993)
Payables from securities financing transactions measured at amortized cost
810
471
1,543
Cash collateral on derivative instruments
1,183
(6,132)
1,162
Loans and advances to customers
(12,523)
21,240
3,707
Customer deposits
(9,259)
(13,407)
6,521
Financial assets and liabilities at fair value held for trading and derivative financial instruments
24,867
(27,623)
(16,017)
Brokerage receivables and payables
2,928
1,842
(6,101)
Financial assets at fair value not held for trading and other financial assets and liabilities
(12,965)
2,272
(4,661)
Provisions and other non-financial assets and liabilities
(4,590)
1,465
2,325
Income taxes paid, net of refunds
(1,844)
(1,500)
(1,541)
Net cash flow from / (used in) operating activities
4
24,562
(27,065)
(28,202)
Cash flow from / (used in) investing activities
Cash and cash equivalents obtained due to the merger of UBS AG and Credit Suisse AG
5
121,258
Purchase of subsidiaries, businesses, associates and intangible assets
(17)
(64)
(4)
Disposal of subsidiaries, businesses, associates and intangible assets
6
653
7
233
109
Purchase of property, equipment and software
(1,859)
(1,512)
(1,283)
Disposal of property, equipment and software
209
71
33
Purchase of financial assets measured at fair value
8
(16,717)
(4,638)
(4,157)
Disposal and redemption of financial assets measured at fair value
8
5,210
4,635
4,187
Purchase of debt securities measured at amortized cost
(21,569)
(5,962)
(14,244)
Disposal and redemption of debt securities measured at amortized cost
11,791
8,384
10,435
Net cash flow from / (used in) investing activities
(22,299)
122,406
(4,924)
Table continues below.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Statement of cash flows (continued)
Table continued from
above.
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding
9
(10,304)
Net issuance (repayment) of short-term debt measured at amortized cost
1,692
(6,163)
7,181
Distributions paid on UBS AG shares
(13,000)
(3,000)
(6,000)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
10
131,936
102,997
104,551
Repayment of debt designated at fair value and long-term debt measured at amortized cost
10
(153,038)
(118,286)
(85,541)
Inflows from securities financing transactions measured at amortized cost
11
2,319
6,273
Outflows from securities financing transactions measured at amortized cost
11
(2,734)
(2,688)
Net cash flows from other financing activities
(935)
(965)
(501)
Net cash flow from / (used in) financing activities
(33,760)
(32,137)
19,690
Total cash flow
Cash and cash equivalents at the beginning of the year
243,359
190,469
195,200
Net cash flow from / (used in) operating, investing and financing activities
(31,497)
63,205
(13,435)
Effects of exchange rate differences on cash and cash equivalents
1
19,103
(10,315)
8,704
Cash and cash equivalents at the end of the year
12
230,965
243,359
190,469
of which: cash and balances at central banks
13
209,858
223,329
171,723
of which: amounts due from banks
13
17,882
16,654
12,078
of which: money market paper
13,14
3,224
3,115
6,668
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
42,714
48,253
32,576
Interest paid in cash
37,874
41,454
26,711
Dividends on equity investments, investment funds and associates received in cash
6
3,204
2,780
2,241
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
Credit Suisse AG. Refer
to Note 28 for more information.
3 Mainly reflects funding provided to
Credit Suisse.
4 Includes cash receipts from the
sale of
loans and loan commitments
of USD
780
m and USD
4,237
m within Non-core
and Legacy for the
years ended 31 December
2025 and 31 December
2024, respectively.
5 Refer to Note 28
for more information.
6 Includes dividends received from associates.
7 Includes cash proceeds of USD
767
m, net of outflows related to cash and cash
equivalents of USD
276
m, mainly from: the sale of Select Portfolio
Servicing, the US
mortgage servicing business
of Credit Suisse; the
sale of a stake
in Credit Suisse
Securities (China) Limited;
and the sale
of a wealth
management business in
India. For the
comparative periods the
cash proceeds
received were not
materially different from
the cash flows
net of cash
and cash equivalents
disposed from losing
control of
subsidiaries and
other businesses as
reported. Refer
to Note 28
for more information.
8 Includes cash flows in
relation to financial assets
measured at fair value
through other comprehensive income
and financial assets measured
at fair value through
profit or loss.
9 Reflects the repayment of
the
Emergency Liquidity Assistance
facility to the
Swiss National Bank,
which was recognized
in the Amounts
due to banks
balance sheet line.
10 Includes funding from
UBS Group AG
measured at amortized
cost
(recognized on the
balance sheet in
Funding from UBS
Group AG) and
measured at fair
value (recognized on
the balance sheet
in Other financial
liabilities designated at
fair value).
11 Reflects cash flows
from
securities financing transactions measured at
amortized cost that use
UBS AG debt instruments as
the underlying.
12 As of 31 December 2025, the
balance included USD
19,118
m (31 December 2024: USD
16,555
m;
31 December 2023: USD
9,209
m) of Cash and cash
equivalents not available
for general use by
the UBS AG,
which consisted of USD
5,169
m (31 December 2024: USD
4,701
m; 31 December 2023: USD
4,553
m)
considered by UBS AG as
restricted (refer to Note 22
for more information) and USD
13,950
m (31 December 2024: USD
11,855
m; 31 December 2023: USD
4,656
m) placed at central banks
to meet local statutory
minimum reserve requirements.
13 Includes only balances with an original
maturity of three months or less.
14 Money market paper is included
in the balance sheet under Financial
assets at fair value not held
for trading (31 December 2025: USD
2,779
m; 31 December 2024: USD
2,589
m; 31 December 2023: USD
6,345
m), Other financial assets measured at amortized cost (31 December
2025: USD
437
m; 31 December
2024: USD
400
m; 31 December 2023: USD
295
m) and Financial assets at fair value held for trading (31 December 2025: USD
8
m; 31 December 2024: USD
126
m; 31 December 2023: USD
29
m).
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
(565)
(565)
(221)
(14)
1,138
338
Balance as of 31 December 2024
101,104
30,509
70,595
8,772
102,567
5,536
113,260
331,239
Cash flows
(8,836)
1,692
(10,529)
(416)
(5,688)
(1,277)
(3,608)
(19,825)
Non-cash changes
7,940
1,669
6,271
719
10,665
(981)
8,065
26,408
of which: foreign currency translation
8,246
1,669
6,577
719
4,531
121
4,728
18,346
of which: fair value changes
5,024
(23)
319
5,320
of which: hedge accounting and other effects
(306)
(306)
1,110
(1,080)
3,018
2,742
Balance as of 31 December 2025
100,207
33,870
66,337
9,076
107,544
3,277
117,717
337,822
1 Debt with an original contractual maturity of less than one year.
2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.
3 Reflects securities financing transactions
measured at amortized cost that
use UBS AG debt instruments
as the underlying.
4 Reflects the Emergency Liquidity
Assistance facility
from the Swiss National Bank, which was recognized in the Amounts due to banks balance sheet line.
5 Included in the balance sheet line Other financial liabilities designated at fair value.
6 Includes funding from
UBS Group AG measured at amortized cost (refer to Note 14b) and measured at fair value (refer to Note 18b).
7 Refer to Note 28 for more information about the merger of UBS AG and Credit Suisse AG.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Notes to the UBS AG consolidated financial statements
Note 1
Summary of material accounting policies
The following table provides an overview of information included in this Note.
147
a)
Material accounting policies
147
Basis of accounting
147
Comparability
147
1)
Consolidation and business combinations
147
Consolidation
148
Business combinations
148
Business combinations under common control
148
2)
Financial instruments
148
a.
Recognition
148
b.
Classification, measurement and presentation
152
c.
Loan commitments and financial guarantees
152
d.
Interest income and expense
152
e.
Derecognition
153
f.
Fair value of financial instruments
153
g.
Allowances and provisions for expected credit
losses
156
h.
Restructured and modified financial assets
157
i.
Offsetting
157
j.
Hedge accounting
158
3)
Fee and commission income and expenses
158
4)
Share-based and other deferred compensation plans
159
5)
Post-employment benefit plans
159
6)
Income taxes
160
7)
Investments in associates
160
8)
Property, equipment and software
160
9)
Goodwill and other separately identifiable intangible
assets
161
10)
Provisions and contingent liabilities
161
11)
Foreign currency translation
161
12)
Cash and cash equivalents
162
b)
Changes in IFRS Accounting Standards and
Interpretations

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 1
Summary of material accounting policies (continued)
a) Material accounting policies
This Note describes the
material accounting policies applied in
the preparation of the
consolidated financial statements
(the Financial
Statements) of
UBS AG and
its subsidiaries
(UBS AG). On
6 March
2026, the
Financial Statements
were
authorized for
issue by
the UBS
AG Board
of Directors
(the BoD)
and are
subject to
approval
by the
Annual General
Meeting of Shareholders on 14 April 2026.
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
Critical accounting estimates and judgments
Preparation of these
Financial Statements
under IFRS Accounting
Standards requires
management to
apply judgment
and make estimates
and assumptions
that
affect reported
amounts of
assets, liabilities,
income and
expenses
and disclosure,
of contingent
assets and
liabilities,
and may
involve significant
uncertainty
at the
time they are made.
Such estimates
and assumptions
are based on the best
available information.
UBS AG regularly
reassesses such
estimates and
assumptions,
which encompass
historical
experience,
expectations
of the
future and
other pertinent
factors,
to determine
their continuing
relevance
based on
current
conditions,
updating them as necessary.
Changes in those
estimates and assumptions
may have a significant
effect on the Financial
Statements. Furthermore,
actual results
may differ significantly
from UBS AG’s
estimates,
which could
result in significant
losses to UBS
AG, beyond
what was anticipated
or provided
for.
The following
areas contain
estimation uncertainty
or require
critical judgment
and have
a significant
effect on
amounts recognized
in the
Financial
Statements:
– determination of carrying amounts of assets and liabilities and treatment of reserves for business combinations under common control (refer to item 1 in this Note and Note 28)
– expected credit loss measurement (refer to item 2g in this Note and to Note 19);
– fair value measurement (refer to item 2f in this Note and to Note 20);
– income taxes (refer to item 6 in this Note and to Note 8);
– provisions and contingent liabilities (refer to item 10 in this Note and to Note 17); and
–
goodwill (refer to item 9 in this Note and to Note 12).
Comparability
The income statement, the statement of comprehensive
income, the statement of changes in equity and
the statement
of cash
flows for
the year
ended 31 December
2025 are
based entirely
on consolidated
data following
the merger
of
UBS AG and
Credit Suisse
AG. The
income statement,
the statement
of comprehensive
income, the
statement of
changes
in
equity
(following
the
addition
of
the
equity
reserve
balances
of
Credit
Suisse
AG
recorded
from
31 May
2023
to
31 May 2024 as
described in Note
28) and the
statement of cash
flows for the year
ended 31 December 2024 include
seven months
of consolidated
data following
the merger
of UBS AG
and Credit Suisse
AG (June
through December 2024)
and five
months of
pre-merger UBS
AG data
only (January
through May
2024). Comparative
information for
the year
ended 31 December 2023 is based entirely on pre-merger UBS AG data only.
The balance sheet
information as at
31 December 2025 and
as at 31 December
2024 is based
entirely on post-merger
consolidated information.
›
Refer to Note 28 for more information
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
(ii) exposure to the variable
returns from involvement with
the entity; and (iii) the
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
›
Refer to Note 27 for more information

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 1
Summary of material accounting policies (continued)
Transactions with subsidiaries
of UBS Group
AG that are
outside of the
consolidation scope of
UBS AG are not
eliminated
in these financial
statements. This
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
›
Refer to Note 28 for more information
2) Financial instruments
a. Recognition
UBS AG generally recognizes financial
instruments when it becomes a
party to contractual provisions
of an instrument.
However, UBS AG does not recognize assets received
in transfers that do not qualify for derecognition by the transferor
(symmetrically applying
derecognition principles
under IFRS
Accounting Standards
as described
in item
2e below).
UBS AG
applies settlement date accounting to all standard purchases and sales of non-derivative financial instruments.
UBS AG may act in a fiduciary
capacity for individuals, trusts, retirement benefit plans
and other institutions, holding or
placing assets on their behalf.
Unless these activities qualify for
recognition, applying the above criteria,
such assets are
not recognized on UBS AG’s balance sheet.
Client cash balances associated with derivatives clearing and execution services are not recognized on the balance sheet if, through contractual agreement,
regulation or practice, UBS AG
neither obtains benefits from
nor controls such cash
balances.
b. Classification, measurement and presentation
Financial assets
Where
the contractual
terms of
a debt
instrument held
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
In assessing whether
contractual cash flows
are SPPI, UBS AG
considers whether the
contractual terms of
the financial
asset
contain
a
term
that
could
change
the
timing
or
amount
of
contractual
cash
flows
arising
over
the
life
of
the
instrument by a significant
amount. This assessment includes
contractual cash flows
that may vary due
to environmental,
social and governance (ESG) triggers.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 1
Summary of material accounting policies (continued)
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
deemed
to
be
a
non-financial
variable
specific
to
a
party
to
the
contract.
Issuances
after
November
2023
include
a
contractual equity
conversion feature
with the
same triggers,
i.e. a
CET1 ratio
breach or
a FINMA-determined
viability
event. When the debt
is issued in US
dollars, these conversion features
are classified as equity
and are presented in
Share
premium
separately from the amortized cost debt host.
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
instruments include embedded
derivatives that are
not closely related
to the host
contract and that
significantly impact the cash flows of the instrument and / or are managed on a fair value basis (refer to the table below
for more
information). Financial
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
For amounts arising from daily settlement of certain
derivatives, see below in this table.
Measured at
FVOCI
Debt
instruments
measured at
FVOCI
This classification primarily includes debt securities
held as HQLA.
Measured at fair value, with unrealized gains and losses
reported in Other comprehensive income , net of applicable
income taxes, until such instruments are derecognized.
Upon derecognition, any accumulated balances in Other
comprehensive income
are reclassified to the income
statement and reported within Other income.
The following items, which are determined on the same
basis as for financial assets measured at amortized cost, are recognized in the income statement:
– interest income, which is accounted for in accordance
with item 2d in this Note;
– ECL and reversals; and
– FX translation gains and losses.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
– other financial assets originated or acquired principally
for the purpose of selling or repurchasing in the near
term, or that are part of a portfolio of identified
financial instruments that are managed together and
for which there is evidence of a recent actual pattern of
short-term profit taking. Included in this category are
debt instruments (including those in the form of
securities, money market paper, and traded corporate
and bank loans) and equity instruments.
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
Changes in fair value, initial transaction costs, dividends
and gains and losses arising on disposal or redemption are
recognized in Other net income from financial
instruments measured at fair value through profit or loss ,
except interest income on instruments other than
derivatives (refer to item 2d in this Note), interest on
derivatives designated as hedging instruments in hedges
of interest rate risk and forward points on certain short-
and long-duration FX and interest rate contracts acting as
economic hedges, which are reported in Net interest
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
– certain structured instruments and receivables from
securities financing transactions that are managed on a
fair value basis;
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
For amounts arising from daily settlement of certain
derivatives, see below in this table.
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
Derivative liabilities (including derivatives that are
designated and effective hedging instruments) are
generally presented as
Derivative financial instruments
,
except those ETD and OTC-cleared derivatives that are
legally settled on a daily basis or economically net settled on a daily basis, which are presented within
Cash
collateral payables on derivative instruments.
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
Financial guarantee contracts held by
UBS AG for credit
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
on
substantially
different
terms,
or
the
terms
of
an
existing
liability
are
substantially
modified,
the
original
liability
is
derecognized
and
a
new
liability
recognized
with
any
difference
in
the
respective
carrying
amounts
recorded
in
the
income statement.
Most OTC derivative contracts and ETD futures and option
contracts cleared through central clearing counterparties and exchanges are considered to be settled on
a daily basis, as the payment or
receipt of a variation margin on a
daily basis
represents a legal or economic settlement, which results in derecognition of the associated derivatives.
›
Refer to Note 21 for more information

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 1
Summary of material accounting policies (continued)
f. Fair value of financial instruments
UBS AG accounts for a
significant portion of its
financial assets and liabilities
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
ECL are
always recognized
by estimating
expected cash
flows based
on a
chosen recovery
strategy. Credit-impaired
exposures may
include positions
with nil
allowance, for
example because
they are
expected to
be fully
recoverable
through collateral held.
–
Purchased credit impaired
(PCI) – those
financial instruments
that are purchased
at a deep
discount or newly
originated
with a defaulted counterparty; they
remain a separate category until
derecognition, with changes in lifetime
ECL from
initial recognition recognized as a loss allowance.
All or
part of
a financial
asset is
written off
if it
is deemed
uncollectible or
forgiven. Write-offs
reduce the
principal amount
of a claim
and are charged
against related allowances
for credit losses.
Recoveries, in part
or in full,
of amounts previously
written off are credited to Credit loss expense / (release)
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
›
Refer to the “Risk management and control” section of this report for more information
Measurement of expected credit losses
IFRS 9 ECL reflect
an unbiased, probability-weighted estimate
based on loss expectations
resulting from default
events.
The method used
to calculate ECL
applies the following
principal factors: probability
of default (PD),
loss given
default
(LGD) and
exposure at
default (EAD). Parameters
are generally
determined on an
individual financial
asset level.
Based
on the materiality of the
portfolio, for credit card
exposures and personal account overdrafts
in Switzerland, a portfolio
approach is applied
that derives
an average PD
and LGD for
the entire portfolio.
PDs and LGDs
used in the
ECL calculation
are point-in-time (PIT)-based for
key portfolios and consider
both current conditions and
expected cyclical changes. For
material portfolios,
PDs and
LGDs are determined
for different scenarios,
whereas EAD projections
are treated as
scenario
independent.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 1
Summary of material accounting policies (continued)
For the
purpose of
determining the
ECL-relevant parameters,
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
–
consumer price
indices, given
their overall
relevance for
companies’ performance,
private clients’
purchasing power
and economic stability;
– equity indices, given that they are an important factor in UBS AG’s corporate rating tools; and
– commodity price indices, given their overall relevance for entities’ performance due to the impact on operating costs.
›
Refer to Note 19 for more information

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
stage
1
maximum
12-month
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
of complex
models have been
developed or
modified to
calculate ECL,
with additional
post-model adjustments
required that
may significantly
affect ECL. The models are subject to
UBS’s Governance of Models policy and the related control
framework. The post-model adjustments are approved by
the ECL Management Forum and ratified by the Group Chief Financial Officer and Group Chief Risk Officer.
A sensitivity analysis covering key macroeconomic variables, scenario weights and SICR trigger points on ECL measurement is provided in Note 19f.
›
Refer to Note 19 for more information
h. Restructured and modified financial assets
When payment default is expected, or where default has
already occurred, UBS AG may grant concessions to borrowers
experiencing financial
difficulties
that
it would
not consider
in the
normal course
of
its business,
such as
preferential
interest rates, extension of maturity, modifying the schedule of repayments, debt / equity swap, subordination, etc.
›
Refer to the “Risk management and control”
section of this report for more information
Modifications may
result in
an alteration
of future
contractual cash
flows and
can occur
within UBS AG’s
normal risk
tolerance
or
as
part
of
a
credit
restructuring
where
a
counterparty
is
in
financial
difficulties.
The
restructuring
or
modification of a financial asset could lead to
a substantial change in the terms and
conditions, resulting in the original
financial asset being derecognized
and a new financial
asset being recognized, measured
initially at fair value.
Where the
modification does not result in a derecognition, any difference between the modified contractual cash flows discounted at
the
original
EIR
and
the
existing
gross
carrying
amount
of
the
given
financial
asset
is
recognized
in
the
income
statement as of the date of modification.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
The fair
value change of
the hedged
item attributable to
a hedged
risk is
recognized as
an adjustment to
the carrying
amount of
a hedged
item measured
at amortized
cost and
is already
reflected in
the measurement
of a
hedged item
measured at FVOCI,
with such changes
recognized in the
income statement (as
opposed to
Other comprehensive income
for a hedged item measured at FVOCI) along with the change in the fair value of the hedging instrument.
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
Discontinuation of fair value hedges
When fair value hedges are discontinued for reasons other than derecognition of the hedged item, the effective interest
rate of the hedged item
is adjusted to amortize the
fair value of the hedge
risk at the point of
discontinuation through
the income statement over the remaining life of the
hedged item. If the hedged item is derecognized, the
derecognition
gain or loss includes the impact of
any fair value hedge adjustments. The deferred
cost of hedging amount is reclassified
from
Other
comprehensive
income
within
Equity
to
the
income
statement
regardless
of
the
hedged
item
being
derecognized.
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
›
Refer to Note 24 for more information

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
on a systematic basis
over the life of
the agreement.
This
includes fees related to
loan commitments where it
is not probable that
a specific lending arrangement will
be entered
into, which are recognized over the life of the commitment.
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
that are
directly attributable
to the
satisfaction of
specific performance
obligations associated
with the
generation of
revenues, which are
generally presented within
Total revenues
as
Fee and commission
expense
, and those
that are related
to
personnel,
general
and
administrative
expenses,
or
depreciation
and
amortization
which
are
presented
within
Operating
expenses
.
For
derivatives
execution
and
clearing
services
(where
UBS AG
acts
as
an
agent),
UBS AG
only
recognizes its specific fees in the income statement,
with fees payable to other parties not recognized
as an expense but
instead directly offset against the associated income collected from the given client.
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
in the case of off
-cycle awards, immediately on
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
For cash-settled
share-based awards,
fair value
is remeasured
at each
reporting date,
so that
the cumulative
expense
recognized equals the cash distributed.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
Refer to Note 26 for more information
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
›
Refer to Note 25 for more information
6) Income taxes
UBS AG is subject
to the income tax
laws of Switzerland and
those of the non-Swiss
jurisdictions in which UBS AG
has
business operations.
UBS AG’s provision for income taxes is
composed of current and deferred taxes.
Current income taxes represent taxes to
be paid or refunded for the current period or previous periods.
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
be used.
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
instruments that are classified
at
FVOCI;
(iii) changes
in
fair
value
of
derivative instruments
designated
as
cash
flow
hedges; (iv) remeasurements
of
defined benefit
plans; or
(v) certain foreign
currency translations
of foreign
operations. Amounts
relating to
points (ii)
through (v) above are recognized in
Other comprehensive income
within
Equity
.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
Forecasts are
reviewed annually,
but adjustments
may be made
at other times,
if required.
If recent
losses have
been incurred,
convincing evidence
is
required to prove there is sufficient future profitability given that the value of UBS AG’s DTAs may be affected, with effects primarily recognized through the income statement.
In addition, judgment is required to assess the expected value of uncertain tax positions and the related probabilities, including interpretation of tax laws,
the resolution of any income-tax-related appeals and litigation.
›
Refer to Note 8 for more information
7) Investments in associates
Interests in entities where UBS AG has significant influence over the financial and operating policies of these entities but
does
not
have
control
are
classified
as
investments
in
associates
and
are
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
dividends
received
and
adjusted
for
any
impairment
losses.
The
net investment
in an
associate is
impaired
if
there
is
objective evidence
of a
loss event
and the
carrying amount
of the
investment in
the associate
exceeds its
recoverable
amount.
›
Refer to Note 27 for more information
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
excess of
the
consideration over
the
fair
value of
identifiable assets, liabilities
and
contingent
liabilities
acquired
that arises
in a
business
combination.
Goodwill
is not
amortized
but is
assessed
for impairment
at the
end
of each
reporting
period,
or when
indicators
of impairment
exist.
UBS AG
tests
goodwill
for impairment
annually,
irrespective
of whether
there
is any
indication
of impairment.
An impairment
charge
is recognized
in the
income
statement
if the
carrying
amount exceeds
the recoverable
amount of
a cash-generating
unit.
Business
combinations
under
common
control
do not
result
in recognition
of goodwill
or other
intangible
assets
incremental
to those
already recognized
by the acquired
entity prior
to the date
of transfer.
Goodwill
assumed is
subsequently
allocated
to respective
cash-generating
units and
tested for
impairment.
An impairment
charge is recognized
in the income statement
if the carrying
amount exceeds
the recoverable
amount of a
cash-generating
unit.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 1
Summary of material accounting policies (continued)
Critical accounting estimates and judgments
UBS AG‘s methodology for goodwill impairment testing is based on a model that is most sensitive to the following key assumptions: (i) forecasts of earnings available to shareholders (typically
estimated on a discrete basis
for years one to three);
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
Upon
consolidation,
assets
and liabilities
of foreign
operations
are
translated
into
US dollars,
UBS AG’s
presentation
currency,
at the closing exchange
rate on the balance sheet
date, and income and expense
items and other comprehensive
income
are translated at the
average rate for the
period. The resulting foreign currency translation differences are recognized in
Equity
and reclassified to the income statement when UBS AG disposes of the foreign operation, either partially or in its entirety,
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
Refer to Note 31 for more information
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 1
Summary of material accounting policies (continued)
b) Changes in IFRS Accounting Standards and Interpretations
Disclosures about Uncertainties in the Financial statements
In November
2025, the
IASB issued
illustrative examples
Disclosures about
Uncertainties in
the Financial
Statements,
using
climate-related examples to illustrate
how requirements in IFRS Accounting
Standards are applied to report the
effects of
uncertainties in the financial statements. Examples
have no stated effective
date. The guidance provided through
these
examples is consistent with the manner in which UBS AG prepares its financial statements.
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
will apply
these new
requirements from 1 January 2027.
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
–
derecognition
of
financial
instruments,
including
the
introduction
of
an
accounting
policy
election
to
derecognize
financial liabilities settled through electronic transfer systems, if certain conditions are met; and
–
disclosure
of
information
about
financial
instruments
with
contingent
features
that
can
change
the
amount
of
contractual cash flows, as well as equity instruments designated at fair value through other comprehensive income.
The
Amendments
are
effective
from
1 January
2026
and
are
expected
to
have
limited
impact
on
UBS
AG’s
financial
statements.
Other amendments to IFRS Accounting Standards
The IASB has issued a
number of minor amendments to IFRS
Accounting Standards, effective from
1 January 2025 and
later. These amendments do not
have or are
not expected to
have a significant
effect on UBS AG
when they are
adopted.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 2a
Segment reporting
UBS AG’s
businesses
are
organized
globally
into
five
business
divisions:
Global
Wealth
Management,
Personal
&
Corporate Banking, Asset
Management, the Investment
Bank, and Non-core
and Legacy.
All five business
divisions are
supported by the
Group functions and
qualify as reportable
segments for the
purpose of segment
reporting. Together
with the Group functions, the five business divisions reflect the management structure of UBS AG.
–
Global Wealth
Management
provides financial
services, advice
and solutions
to private
wealth clients,
as well
as
select institutional clients. Its offering ranges from investment management to estate planning and corporate finance advice, in addition to specific wealth management and banking products and services.
–
Personal
&
Corporate
Banking
provides
an
extensive
range
of
financial
products
and
services,
from
banking
to
retirement,
financing,
investments
and
strategic
transactions,
to
private,
corporate
and
institutional
clients,
in
Switzerland, through its branch network and digital channels.
–
Asset
Management
is
a
global,
large-scale
and
diversified
asset
manager,
offering
investment
capabilities
and
strategies
across
all
major
traditional
and
alternative
asset
classes
and
investing
styles
to
institutions,
wholesale
intermediaries and Global Wealth Management clients.
– The Investment Bank
provides services to institutional,
corporate, financial sponsor and
Global Wealth Management
clients, helping them raise
capital, invest and manage
risks. Its offering includes
equities, foreign exchange, precious
metals, research, advisory and capital markets, complemented by a focused rates and credit platform.
– Non-core and Legacy
incorporates selected assets and
liabilities originating from the former
Credit Suisse businesses
not
aligned
with
UBS
AG’s
long-term
strategic
priorities
or
risk
appetite,
including
associated
financial
and
non-
financial assets, operating
expenses, and funding costs.
A small part of
the division is made
up of positions
from UBS’s
former Non-core
and Legacy
Portfolio and
some other
legacy UBS
assets and
liabilities that
were assessed
as non-
strategic in the context of the acquisition of the Credit Suisse Group.
–
The Group functions are support
and control functions that provide
services to the Group. Virtually
all costs incurred
by the Group functions are allocated to the
business divisions, leaving a residual amount referred to as
Group Items
in the segment reporting.
Group functions include the
following major areas: Group
Services (which consists of
Group
Technology,
Group
Compliance
and
Operational
Risk
Control,
Group
Finance,
Group
Risk
Control,
Group
Human
Resources and
Corporate Services,
Group Corporate
Communications and
Group Brand
& Marketing,
Group Legal,
the Group Integration Office, Group Sustainability and Impact, and the Chief Strategy Office) and Group Treasury.
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
Segment
assets
are
based
on
a
third-party
view
and
do
not
include
intercompany
balances.
This
view
is
in
line
with
internal reporting to management.
If one operating segment
is involved in an external
transaction together with another
operating segment
or Group
function, additional criteria
are considered to
determine the segment
that will
report the
associated
assets.
This
will
include
a
consideration
of
which
segment’s
business
needs
are
being
addressed
by
the
transaction
and
which
segment
is
providing
the
funding
and
/
or
resources.
Allocation
of
liabilities
follows
the
same
principles.
Non-current assets
disclosed for
segment reporting
purposes represent
assets that
are expected
to be
recovered more
than
12
months
after
the
reporting
date,
excluding
financial
instruments,
deferred
tax
assets
and
post-employment
benefits.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 2a
Segment reporting (continued)
Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
Group
Items UBS AG
For the year ended 31 December 2025
Net interest income
6,550
4,508
(70)
(2,927)
(248)
(1,459)
6,354
Non-interest income
18,896
3,730
3,221
14,838
120
530
41,335
Total revenues
25,446
8,238
3,150
11,910
(128)
(928)
47,688
Credit loss expense / (release)
47
349
1
147
3
3
549
Operating expenses
20,776
6,234
2,440
9,476
2,873
1,240
43,038
Operating profit / (loss) before tax
4,624
1,654
709
2,288
(3,003)
(2,171)
4,101
Tax expense / (benefit)
534
Net profit / (loss)
3,566
Additional information
Total assets
577,946
481,784
26,889
488,001
25,413
17,140
1,617,173
Additions to non-current assets
949
401
132
772
14
0
2,268
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
Group
Items UBS AG
For the year ended 31 December 2024
Net interest income
5,901
4,035
(54)
(3,484)
(12)
(1,708)
4,678
Non-interest income
16,247
3,123
2,853
13,321
347
1,753
37,645
Total revenues
22,148
7,159
2,799
9,837
335
45
42,323
Credit loss expense / (release)
(1)
393
0
98
55
0
544
Operating expenses
18,893
4,714
2,334
8,753
3,673
979
39,346
Operating profit / (loss) before tax
3,255
2,052
465
987
(3,392)
(935)
2,433
Tax expense / (benefit)
900
Net profit / (loss)
1,533
Additional information
Total assets
560,194
449,224
22,291
453,078
67,696
15,577
1,568,060
Additions to non-current assets
286
704
77
589
61
0
1,717
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
Group
Items UBS AG
For the year ended 31 December 2023
Net interest income
5,345
3,059
(37)
(2,586)
24
(1,238)
4,566
Non-interest income
13,194
2,158
2,108
10,371
34
1,244
29,109
Total revenues
18,539
5,216
2,071
7,784
58
6
33,675
Credit loss expense / (release)
25
50
(1)
67
1
1
143
Operating expenses
14,900
2,889
1,706
7,588
1,010
919
29,011
Operating profit / (loss) before tax
3,614
2,277
366
130
(952)
(914)
4,521
Tax expense / (benefit)
1,206
Net profit / (loss)
3,315
Additional information
Total assets
404,747
283,980
19,662
402,415
13,845
31,368
1,156,016
Additions to non-current assets
666
219
70
445
0
0
1,400

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
Items, are included in the Global
line.
The
geographical
analysis
of
non-current
assets
is
based
on
the
location
of
the
entity
in
which
the
given
assets
are
recorded.
Segment reporting by geographic location
For the year ended 31 December 2025
Total revenues Total non-current assets
USD bn Share % USD bn
Share %
Americas
1
17.2
36
8.8
41
Asia Pacific
8.0
17
1.2
6
EMEA (excluding Switzerland)
8.4
18
2.7
13
Switzerland
14.9
31
8.5
40
Global
2
(0.9)
(2)
0.0
0
Total
47.7
100
21.2
100
For the year ended 31 December 2024
Total revenues Total non-current assets
USD bn Share % USD bn
Share %
Americas
1
15.7
37
8.9
42
Asia Pacific
6.7
16
1.3
6
EMEA (excluding Switzerland)
7.0
17
2.7
13
Switzerland
12.0
28
8.2
39
Global
3
0.9
2
0.0
0
Total
42.3
100
21.1
100
For the year ended 31 December 2023
Total revenues Total non-current assets
USD bn Share % USD bn
Share %
Americas
1
13.3
39
8.6
47
Asia Pacific
5.0
15
1.2
7
EMEA (excluding Switzerland)
6.1
18
2.6
14
Switzerland
9.2
27
5.9
32
Global
0.0
0
0.0
0
Total
33.7
100
18.3
100
1 Predominantly related to the US.
2 Includes certain revenues in Global Wealth Management that were not allocated to geographical regions.
3 Includes certain revenues in Asset Management and Global Wealth
Management that were not allocated to geographical regions.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Income statement notes
Note 3
Net interest
income and other
net income from
financial instruments
measured at fair
value through
profit or
loss
Net interest income and Other net income from financial instruments measured at fair value through profit or loss
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Net interest income from financial instruments measured at fair value through profit or loss and other
6,323
5,455
1,765
Other net income from financial instruments measured at fair value through profit or loss
1
13,952
12,959
9,934
Total net income from financial instruments measured at fair value through profit or loss and other
20,275
18,414
11,698
Net interest income
Interest income from loans and deposits
2
22,424
25,751
19,637
Interest income from securities financing transactions measured at amortized cost
3
3,399
3,716
3,450
Interest income from other financial instruments measured at amortized cost
1,622
1,339
1,152
Interest income from debt instruments measured at fair value through other comprehensive income
291
104
103
Interest resulting from derivative instruments designated as cash flow hedges
(1,229)
(1,943)
(1,898)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
26,507
28,967
22,444
Interest expense on loans and deposits
4
13,973
16,772
10,800
Interest expense on securities financing transactions measured at amortized cost
5
2,083
1,939
1,714
Interest expense on debt issued and funding from UBS Group AG measured at amortized cost
6
10,286
10,901
7,031
Interest expense on lease liabilities
135
132
97
Total interest expense from financial instruments measured at amortized cost
26,477
29,745
19,643
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
31
(777)
2,801
Total net interest income from financial instruments measured at fair value through profit or loss and other
6,323
5,455
1,765
Total net interest income
6,354
4,678
4,566
1 Includes net losses from financial liabilities designated at fair value of USD
7,547
m (net losses of USD
2,090
m in 2024 and net losses of USD
4,065
m in 2023). These amounts exclude fair value changes on hedges related to financial liabilities designated at
fair value, and foreign
currency translation effects arising from
translating foreign currency transactions
into the respective functional currency,
both of which are reported
within Other net income from
financial instruments measured at fair
value through profit or loss. Net losses
from financial liabilities designated at
fair value included net losses of
USD
2,827
m (net losses of USD
1,844
m
and net losses of USD
2,045
m in 2024 and 2023, respectively) from financial liabilities related to unit-linked investment notes issued by UBS AG’s
Asset Management business division. These gains / (losses) are fully offset within Other
net income from
financial instruments measured
at fair value
through profit or
loss by the
fair value change
on the financial
assets hedging the
unit-linked investment
contracts, which
are not
disclosed as part of net losses from
financial liabilities designated at fair value.
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
6 Includes interest expense on funding from UBS Group AG measured at amortized cost, previously presented in Interest expense on loans and deposits. Comparative-period information has been revised, which resulted in a USD
6.8
bn reclassification from Interest expense on loans and deposits to Interest expense on debt issued and funding from UBS Group AG measured at amortized cost for the year ended 31 December 2024 and
USD
4.2
bn for the year ended 31 December 2023.
Note 4
Net fee and commission income
Net fee and commission income
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Underwriting fees
1,050
838
637
M&A and corporate finance fees
1,119
1,016
669
Brokerage fees
5,428
4,407
3,323
Portfolio management, investment fund and related services fees
1
19,555
16,997
13,821
Other
2,918
2,548
1,950
Total fee and commission income
2
30,069
25,806
20,399
of which: recurring
19,556
17,065
14,008
of which: transaction-based
10,318
8,604
6,320
of which: performance-based
195
137
71
Fee and commission expense
3
2,669
2,369
1,790
Net fee and commission income
27,400
23,438
18,610
of which: recurring net fee and commission income
18,015
15,674
13,003
of which: Global Wealth Management
13,671
12,082
10,143
of which: Personal & Corporate Banking
1,669
1,325
949
of which: Asset Management
2,800
2,407
1,950
of which: transaction-based net fee and commission income
9,190
7,628
5,537
of which: Global Wealth Management
3,355
2,644
1,908
of which: Personal & Corporate Banking
1,200
995
800
of which: Asset Management
79
55
32
of which: performance-based net fee and commission income
195
136
70
of which: Asset Management
195
136
70
1 Fees for portfolio management and related services and investment fund fees are presented on a combined basis. Comparative-period information has been aligned with the information presented for the year ended
31 December 2025. This category includes fees earned on portfolio management mandates with clients and management and performance fees earned on UBS-managed funds and third-party-managed funds.
2 For
the year ended 31
December 2025 reflects third-party
fee and commission income
of USD
17,879
m for Global Wealth
Management, USD
3,162
m for Personal & Corporate
Banking, USD
4,089
m for Asset Management,
USD
4,912
m for the Investment Bank, USD
40
m for Non-core and Legacy, and negative USD
12
m for Group Items (for the year ended 31 December 2024: USD
15,527
m for Global Wealth Management, USD
2,588
m
for
Personal
&
Corporate
Banking,
USD
3,333
m
for
Asset
Management,
USD
4,135
m
for
the
Investment
Bank,
USD
230
m
for
Non-core
and
Legacy,
and
negative
USD
6
m
for
Group
Items;
for
the
year
ended 31 December 2023: USD
12,687
m for Global Wealth
Management, USD
1,840
m for Personal
& Corporate Banking, USD
2,723
m for Asset Management,
USD
3,153
m for the Investment
Bank, USD
7
m for
Non-core and Legacy,
and negative USD
11
m for Group Items).
3 Includes brokerage
expense for the
year ended 31 December
2025 of USD
332
m (for year ended
31 December 2024:
USD
325
m; for the year
ended 31 December 2023: USD
244
m).

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 5
Other income
Other income
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries
1
193
2
9
24
Net gains / (losses) from disposals of investments in associates and joint ventures
3
118
0
Share of net profits of associates and joint ventures
79
3
74
(163)
Impairments related to associates
(2)
0
Total
273
201
(138)
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income
0
0
(1)
Income from properties
4
30
29
18
Net gains / (losses) from properties held for sale
(11)
(16)
8
Income from shared services provided to UBS Group AG or its subsidiaries
658
733
568
Other
5
(968)
6
301
7
112
Total other income
(17)
1,248
566
1 Includes foreign exchange gains / (losses) reclassified
from other comprehensive income related to the
disposal or closure of foreign operations.
Refer to Note 28 for more information about
UBS AG’s acquisitions
and disposals of subsidiaries and businesses.
2 Includes a gain of USD
128
m from the sale of a stake
in a subsidiary, Credit Suisse Securities
(China) Limited, and also includes a loss
of USD
11
m recognized upon
the completion of the sale of the US
mortgage servicing business of Credit Suisse,
Select Portfolio Servicing, which was
managed in Non-core and Legacy.
Refer to Note 28 for more information.
3 Includes a gain
of USD
64
m related to UBS AG’s share of the
income recorded by Swisscard AECS GmbH for the sale of the
Credit Suisse card portfolios to UBS AG. Refer
to Note 28 for more information.
4 Includes rent received
from third parties.
5 Included in 2025 are net
losses of USD
995
m related to the repurchase of UBS
AG's own debt instruments (compared
with net gains of USD
0
m in 2024 and net gains of
USD
21
m in 2023).
The net losses
in 2025 include
a USD
943
m loss from
the repurchase of
legacy Credit Suisse
debt instruments,
as the repurchase
price exceeded the
amortized-cost carrying value.
The debt repurchased
included
instruments issued directly by UBS AG through its Stamford branch and instruments on-lent from UBS
Group AG.
6 Includes a USD
33
m gain from the sale of UBS AG’s wealth management
business in India. Refer
to Note 28 for more information.
7 Includes USD
113
m net gains in Asset Management from the sale of the Brazilian real estate fund management business.
Note 6
Personnel expenses
Personnel expenses
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Salaries
1
8,716
7,884
5,898
Variable compensation
2
10,755
9,414
7,669
of which: performance awards
4,352
3,511
2,841
of which: financial advisors
3
5,654
5,293
4,549
of which: other
748
610
279
Contractors
145
110
98
Social security
1,248
1,060
835
Post-employment benefit plans
4
1,028
787
579
of which: defined benefit plans
586
380
259
of which: defined contribution plans
442
408
320
Other personnel expenses
809
703
576
Total personnel expenses
22,702
19,958
15,655
1 Includes role-based allowances.
2 Refer to Note
26 for more information.
3 Financial advisor compensation
consists of cash compensation,
determined using a formulaic
approach based on production,
and
deferred awards. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
4 Refer to Note 25 for more
information. Includes curtailment
gains of USD
51
m for the year
ended 31 December
2025 (for the
year ended 31 December
2024: USD
71
m; for the
year ended 31 December
2023: USD
3
m), which represent
a
reduction in the defined benefit obligation related to the Swiss pension plans resulting from a decrease in headcount following restructuring activities.
Note 7
General and administrative expenses
General and administrative expenses
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Outsourcing costs
808
829
478
Technology costs
1,000
912
558
Consulting, legal and audit fees
1,136
1,170
650
Real estate and logistics costs
809
832
679
Market data services
607
573
400
Marketing and communication
338
356
209
Travel and entertainment
318
279
205
Litigation, regulatory and similar matters
1
608
1,514
816
Other
11,858
2
10,085
7,123
of which: shared services costs charged by UBS Group AG or its subsidiaries
10,368
8,862
6,203
Total general and administrative expenses
17,481
16,548
11,118
1 Reflects the net increase / (decrease) in provisions for litigation, regulatory and similar matters recognized in the income statement, as well as litigation expenses relating to matters where UBS AG or its subsidiaries do not hold the
provision but have agreed
to bear all or
a portion of the
expense. Refer to
Note 17 for more
information. In 2024,
in accordance with the
applicable contractual arrangements,
UBS AG received a
reimbursement of USD
177
m from a direct subsidiary of UBS Group AG.
2 Includes a USD
180
m expense related to the payment to Swisscard AECS GmbH for the sale of the Credit Suisse card portfolios to UBS AG.
Refer to Note 28 for more information.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 8
Income taxes
Income taxes
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Tax expense / (benefit)
Swiss
Current
527
567
810
Deferred
32
(106)
39
Total Swiss
559
461
849
Non-Swiss
Current
710
1,439
618
Deferred
(735)
(1,000)
(262)
Total non-Swiss
(25)
439
356
Total income tax expense / (benefit) recognized in the income statement
534
900
1,206
Income tax recognized in the income statement
The Swiss current tax expenses related to taxable profits of UBS Switzerland AG and other Swiss entities.
The non-Swiss current tax
expenses included USD
145
m that related to
US corporate alternative minimum tax,
with an
equivalent deferred
tax benefit
for deferred
tax assets
(DTAs) recognized
in respect
of tax
credits carried
forward, and
USD
565
m in respect of other taxable profits of non-Swiss subsidiaries and branches.
The
net
non-Swiss
deferred
tax
benefit
included
USD
145
m
related
to
the
aforementioned
deferred
tax
benefit,
USD
747
m in
respect of
a net
upward revaluation
of DTAs,
USD
215
m in
respect of
an increase
in DTAs
that resulted
from an increase in the expected value of future tax deductions for deferred compensation awards due to an increase in
the Group’s
share price
during the
year and
USD
118
m in
respect of
an increase
in DTA
recognition for
UBS AG’s US
branch. These benefits were partly offset by an expense of USD
490
m that primarily related to the amortization of DTAs
previously recognized in relation to tax losses carried forward and deductible temporary differences.
Income tax expense / (benefit)
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Operating profit / (loss) before tax
4,101
2,433
4,521
of which: Swiss
1,352
221
3,174
of which: non-Swiss
2,749
2,212
1,347
Income taxes at Swiss tax rate of
18.5
% for 2025,
18.5
% for 2024 and
18.5
% for 2023
759
450
836
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate
17
(66)
(43)
Tax effects of losses not recognized
277
358
71
Previously unrecognized tax losses now utilized
(152)
(454)
(401)
Non-taxable and lower-taxed income
(147)
(232)
(165)
Non-deductible expenses and additional taxable income
1,101
1,379
1,017
Adjustments related to prior years, current tax
(109)
(35)
(15)
Adjustments related to prior years, deferred tax
(10)
(27)
10
Change in deferred tax recognition
(1,303)
(608)
(273)
Adjustments to deferred tax balances arising from changes in tax rates
12
6
0
Other items
91
128
169
Income tax expense / (benefit)
534
900
1,206

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
337
m was recognized
in
Other comprehensive income
(2024: net tax
expense of USD
40
m)
and a net tax benefit of USD
160
m was recognized in Share premium
(2024: net tax benefit of USD
18
m).
Deferred tax assets and liabilities
UBS AG has
gross
DTAs,
valuation allowances
and recognized
DTAs
related
to tax
loss carry-forwards
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
joint arrangements,
except to
the extent
that UBS AG
can control
the timing
of the
reversal of
the associated
taxable
temporary difference,
and it is probable
that such will
not reverse in the
foreseeable future. However, as of 31 December
2025, this exception was not considered to apply to any taxable temporary differences.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 8
Income taxes (continued)
Deferred tax assets and liabilities
USD m 31.12.25 31.12.24
Deferred tax assets
1
Gross
Valuation
allowance Recognized Gross
Valuation
allowance Recognized
Tax loss carry-forwards
20,172
(17,655)
2,518
19,871
(17,594)
2,277
Unused tax credits
808
0
808
675
0
675
Temporary differences
9,915
(2,156)
7,759
10,123
(2,594)
7,529
of which: related to real estate costs capitalized for US tax purposes
2,907
0
2,907
2,971
0
2,971
of which: related to compensation and benefits
2,140
(250)
1,891
1,920
(503)
1,417
of which: related to cash flow hedges
284
1
284
607
0
607
of which: other
4,584
(1,907)
2,677
4,625
(2,090)
2,535
Total deferred tax assets
30,895
(19,810)
11,085
2
30,669
(20,188)
10,481
2
of which: related to the US
9,948
9,174
of which: related to other locations
1,137
1,307
Deferred tax liabilities
Total deferred tax liabilities
351
283
1 After offset of DTLs, as applicable.
2 As of 31 December 2025, UBS AG recognized DTAs of USD
558
m (31 December 2024: USD
777
m) in respect of entities that incurred losses in either 2025 or 2024.
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
Unrecognized tax loss carry-forwards
USD m 31.12.25 31.12.24
Within 1 year
352
387
From 2 to 5 years
8,239
9,491
From 6 to 10 years
3,224
3,127
From 11 to 20 years
3,007
3,760
No expiry
47,588
50,770
Total
62,410
67,535
of which: related to the US
1
16,932
19,213
of which: related to the UK
39,640
38,293
of which: related to other locations
5,838
10,029
1 Related to UBS AG’s US branch.
Pillar Two top-up taxes under Global Anti-Base Erosion rules
Certain
countries
in
which
UBS
AG
operates
have
enacted
legislation
implementing
the
Pillar
Two
Global
Anti-Base
Erosion rules published by the Organisation for
Economic Co-operation and Development that introduced
domestic top-
up taxes
that applied
to UBS
AG entities
during 2025,
including Switzerland,
which introduced
non-domestic top-up
taxes with effect from 1 January 2025, that applies to UBS AG’s worldwide entities.
The exception that was introduced by
the amendments to IAS 12, Income
Taxes, issued in May 2023, has
been applied
for
the
purposes
of
these
financial
statements,
which
requires
that
deferred
tax
assets
and
deferred
tax
liabilities
be
neither recognized nor disclosed in respect of such top-up taxes.
UBS AG’s profits
are primarily
generated in
countries that
have effective tax
rates of
15% or
more and,
as a
result, its
current tax expenses for 2025 that related to top-up taxes were only USD
8
m.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Balance sheet notes
Note 9
Financial assets at amortized cost and other positions in scope of expected credit loss measurement
The tables
below provide
information about
financial instruments
and certain
credit lines
that are
subject to
expected
credit loss (ECL) requirements. UBS AG’s
ECL disclosure segments, or “ECL segments”,
are aggregated portfolios based
on shared risk characteristics and on the same or similar rating methods applied. The key segments are presented in the table below.
›
Refer to Note 19 for more information about expected credit loss measurement
›
Refer to Note 19f for more information about sensitivity
Segment Segment description Description of credit risk sensitivity
Business division
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
Sensitive to GDP developments,
unemployment levels, credit default swap
(CDS) indices, seasonality, business cycles,
collateral values (diverse collateral,
including real estate and other collateral
types) and commodity prices
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
– Non-core and Legacy
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
– Personal & Corporate Banking
– Investment Bank
– Global Wealth Management
– Non-core and Legacy

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 9
Financial assets at amortized cost and other positions in scope of expected credit loss measurement
(continued)
The tables below provide exposure
and ECL allowance and
provision information about financial
instruments and certain
non-financial instruments that are subject to ECL requirements.
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
209,858
209,606
252
0
(262)
0
(262)
0
Amounts due from banks
19,243
19,119
124
0
(14)
(9)
(5)
0
Receivables from securities financing transactions measured at amortized cost
83,656
83,656
0
0
(1)
(1)
0
0
Cash collateral receivables on derivative instruments
41,552
41,552
0
0
0
0
0
0
Loans and advances to customers
658,760
628,914
25,287
4,559
(3,236)
(352)
(271)
(2,613)
of which: Private clients with mortgages
288,259
277,176
9,635
1,448
(134)
(44)
(18)
(72)
of which: Real estate financing
93,076
87,650
5,307
119
(68)
(26)
(30)
(12)
of which: Large corporate clients
26,963
23,146
2,890
928
(1,009)
(117)
(94)
(798)
of which: SME clients
23,941
19,984
2,551
1,406
(1,305)
(80)
(81)
(1,144)
of which: Lombard
165,336
164,890
169
276
(130)
(6)
0
(124)
of which: Credit cards
2,408
1,860
501
47
(48)
(7)
(12)
(29)
of which: Commodity trade finance
4,849
3,570
1,274
6
(136)
(8)
0
(128)
of which: Ship / aircraft financing
8,753
7,609
1,025
119
(17)
(9)
(8)
0
of which: Consumer financing
2,957
2,699
130
129
(167)
(19)
(24)
(123)
Other financial assets measured at amortized cost
72,025
70,552
1,247
225
(122)
(29)
(9)
(84)
of which: Loans to financial advisors
2,716
2,567
53
95
(34)
(3)
(1)
(30)
Total financial assets measured at amortized cost
1,085,094
1,053,400
26,911
4,784
(3,635)
(392)
(546)
(2,697)
Financial assets measured at fair value through other comprehensive income
13,868
13,868
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,098,962
1,067,267
26,911
4,784
(3,635)
(392)
(546)
(2,697)
Notional exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
47,102
45,512
1,448
142
(50)
(15)
(22)
(13)
of which: Large corporate clients
7,388
6,446
916
26
(17)
(7)
(6)
(4)
of which: SME clients
3,134
2,834
228
72
(24)
(5)
(15)
(4)
of which: Financial intermediaries and hedge funds
29,411
29,288
123
0
(1)
(1)
0
0
of which: Lombard
3,537
3,505
1
31
(2)
0
0
(1)
of which: Commodity trade finance
2,252
2,152
100
0
(1)
(1)
0
0
Irrevocable loan commitments
82,122
77,976
3,938
208
(227)
(114)
(77)
(36)
of which: Large corporate clients
50,000
46,556
3,292
153
(184)
(91)
(72)
(20)
Forward starting reverse repurchase and securities borrowing agreements
10,723
10,723
0
0
0
0
0
0
Committed unconditionally revocable credit lines
123,107
119,410
3,449
248
(67)
(51)
(16)
0
of which: Real estate financing
6,433
5,291
1,041
101
(3)
(5)
1
0
of which: Large corporate clients
11,393
10,737
650
6
(15)
(7)
(6)
(2)
of which: SME clients
11,814
11,278
418
118
(31)
(24)
(7)
0
of which: Lombard
60,500
60,435
63
1
0
0
0
0
of which: Credit cards
12,943
12,361
578
4
(9)
(7)
(2)
0
Irrevocable committed prolongation of existing loans
8,178
8,141
32
5
(3)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines
271,231
261,761
8,867
603
(347)
(184)
(115)
(49)
Total allowances and provisions
(3,982)
(575)
(661)
(2,746)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective
ECL allowances.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 9
Financial assets at amortized cost and other positions in scope of expected credit loss measurement
(continued)
ECL-relevant balance sheet and off-balance sheet positions
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
Notional exposure ECL provisions
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
–
the amount of unsecured retail lending (including credit cards and consumer financing) is not material;
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
The total on-
and off-balance
sheet coverage ratio
was
39
basis points as
of 31 December 2025,
2
basis points higher
than the
ratio as
of 31 December
2024. The combined
stage 1 and
2 ratio
was
10
basis points, unchanged
compared
with 31 December 2024;
the stage 3 ratio
was
34
%,
3
percentage points higher than
the ratio as
of 31 December 2024.
Coverage ratios for core loan portfolio
31.12.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
288,393
277,220
9,653
1,520
5
2
19
2
473
Real estate financing
93,145
87,676
5,337
132
7
3
57
6
936
Total real estate lending
381,538
364,896
14,991
1,651
5
2
32
3
510
Large corporate clients
27,973
23,263
2,984
1,726
361
50
315
80
4,625
SME clients
25,246
20,064
2,632
2,550
517
40
307
71
4,487
Total corporate lending
53,219
43,327
5,616
4,276
435
46
311
76
4,543
Lombard
165,466
164,896
169
401
8
0
0
0
3,107
Credit cards
2,456
1,867
513
76
197
37
234
80
3,867
Commodity trade finance
4,986
3,593
1,274
118
273
22
2
17
10,800
Ship / aircraft financing
8,771
7,618
1,033
119
20
12
77
20
0
Consumer financing
3,124
2,718
154
252
533
69
1,590
151
4,884
Other loans and advances to customers
42,437
40,351
1,809
278
52
9
17
9
6,530
Loans to financial advisors
2,750
2,571
54
125
125
12
141
15
2,431
Total other lending
229,989
223,614
5,006
1,370
33
4
97
6
4,504
Total
1
664,747
631,837
25,612
7,298
49
6
106
10
3,623
Notional exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
13,016
12,757
245
13
3
2
16
3
0
Real estate financing
7,743
6,591
1,051
101
7
13
0
7
0
Total real estate lending
20,758
19,348
1,296
114
4
6
0
4
0
Large corporate clients
68,798
63,753
4,860
184
31
17
173
28
1,403
SME clients
16,511
15,531
732
247
46
23
386
39
468
Total corporate lending
85,308
79,284
5,592
432
34
18
201
30
868
Lombard
65,395
65,298
64
33
2
0
0
0
2,151
Credit cards
12,943
12,361
578
4
7
6
34
7
0
Commodity trade finance
5,490
5,389
101
0
2
2
6
2
0
Ship / aircraft financing
1,968
1,770
198
0
11
2
89
11
0
Consumer financing
153
153
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
37,709
37,307
401
0
1
1
5
1
0
Other off-balance sheet commitments
30,782
30,127
635
20
7
5
19
6
2,053
Total other lending
154,441
152,406
1,978
57
3
2
26
2
1,963
Total
2
260,508
251,038
8,867
603
13
7
129
11
806
Total on- and off-balance sheet
3
925,254
882,875
34,479
7,900
39
6
112
10
3,408
1 Includes Loans and advances to
customers and Loans to financial advisors,
which are presented on the Other
financial assets measured at amortized
cost balance sheet line.
2 Excludes Forward starting reverse
repurchase and securities borrowing agreements.
3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related
ECL coverage ratio (bps).

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 9
Financial assets at amortized cost and other positions in scope of expected credit loss measurement
(continued)
Coverage ratios for core loan portfolio
31.12.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
252,121
241,736
9,079
1,306
7
2
77
5
386
Real estate financing
83,880
79,504
4,098
278
12
3
66
6
1,768
Total real estate lending
336,001
321,240
13,177
1,584
8
2
73
5
628
Large corporate clients
26,427
21,145
3,617
1,665
313
34
341
79
3,795
SME clients
21,966
17,631
2,341
1,993
439
31
203
52
4,316
Total corporate lending
48,393
38,776
5,958
3,659
370
33
287
67
4,079
Lombard
147,821
147,332
267
222
7
0
8
0
4,531
Credit cards
2,019
1,539
416
64
205
39
256
85
3,857
Commodity trade finance
4,327
4,098
106
122
283
22
40
23
9,258
Ship / aircraft financing
8,089
7,150
938
0
38
20
175
38
0
Consumer financing
2,951
2,484
134
334
464
62
1,447
133
3,057
Other loans and advances to customers
40,576
38,188
1,636
752
83
7
56
9
3,965
Loans to financial advisors
2,764
2,571
60
132
149
14
159
17
2,785
Total other lending
208,547
203,363
3,558
1,627
39
4
161
7
4,152
Total
1
592,941
563,379
22,693
6,869
48
5
143
10
3,301
Notional exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
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
0
6
0
Financial intermediaries and hedge funds
22,842
22,378
464
0
1
1
8
1
0
Other off-balance sheet commitments
52,765
52,268
468
29
4
2
28
2
2,945
Total other lending
172,360
170,745
1,549
67
3
1
23
2
2,470
Total
2
273,367
265,117
7,572
678
12
7
135
10
704
Total on- and off-balance sheet
3
866,308
828,495
30,265
7,547
37
6
141
10
3,067
1 Includes Loans and advances to
customers and Loans to financial advisors,
which are presented on the Other
financial assets measured at amortized cost
balance sheet line.
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
UBS AG
and
its
counterparties.
Terms
are
negotiated
directly
with
counterparties
and
the
contracts
have
industry-standard
settlement
mechanisms
prescribed
by
ISDA
or
similar
industry-standard
solutions.
Other
OTC
derivatives
are
cleared
through clearing houses, in particular interest rate swaps with London Clearing House (LCH), where a settled-to-market method has been
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
›
Refer to Notes 15 and 20 for more information about derivative instruments
›
Refer to Note 24 for more information about derivatives designated in hedge accounting relationships

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
measures
used internally
by UBS AG
to control
credit risk
and the
capital requirements
imposed by
regulators reflect
these additional
factors.
›
Refer to Note 21 for more information about derivative financial assets and liabilities after consideration of netting potential
permitted under enforceable netting arrangements
›
Refer to the “Risk management and control” section of this report for more information about the risks arising from derivative
instruments
Derivative instruments
31.12.25 31.12.24
USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amounts
1
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amounts
1
Interest rate
35.3
30.9
25,432.3
42.1
36.6
20,493.3
of which: forwards (OTC)
2
0.1
0.0
1,426.2
0.1
0.0
944.4
of which: swaps (OTC)
23.4
17.7
20,728.0
27.1
20.3
16,334.3
of which: options (OTC)
11.8
13.1
2,080.8
14.7
16.1
2,189.1
of which: futures (ETD)
938.0
827.5
Foreign exchange
48.7
49.9
8,157.5
101.1
94.6
7,484.9
of which: forwards (OTC)
18.7
18.2
3,144.2
36.9
32.3
2,268.3
of which: swaps (OTC)
23.8
25.4
3,994.5
55.5
53.5
4,060.5
of which: options (OTC)
6.2
6.3
1,004.0
8.6
8.7
1,145.2
Equity / index
50.8
62.6
1,789.0
36.9
42.7
1,458.1
of which: swaps (OTC)
6.1
12.5
469.3
5.9
8.2
352.8
of which: options (OTC)
7.6
12.9
405.4
4.4
8.3
226.1
of which: futures (ETD)
90.9
84.6
of which: options (ETD)
16.7
16.4
800.8
13.4
13.5
793.4
Credit derivatives
3.9
4.4
162.9
3.1
3.7
143.8
Commodities
9.2
8.0
250.0
2.6
2.2
172.5
Other
3
0.4
0.5
95.5
0.6
0.8
86.9
Total derivative instruments, based on netting under IFRS Accounting
Standards
4
148.3
156.3
35,887.1
186.4
180.7
29,839.6
1 In cases where derivative financial instruments are
presented on a net basis on the balance sheet, the
respective notional amounts of the netted derivative
financial instruments are still presented on a gross basis.
Includes notional amounts related to derivatives that are cleared through either a central counterparty or an exchange and settled on a daily basis.
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
2 Includes certain forward
starting repurchase and
reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments.
3 Includes mainly derivative loan commitments measured at FVTPL, as well as
unsettled purchases and
sales of non-derivative
financial instruments for
which the changes
in the fair
value between trade
date and settlement
date are recognized
as derivative financial
instruments.
4 Derivative financial assets and
liabilities are presented net on
the balance sheet if UBS
has the unconditional and legally
enforceable right to offset the
recognized amounts, both in
the normal course of business
and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Refer to Note 21 for more information about netting arrangements.
On
a
notional
amount
basis,
approximately
44
%
of
OTC
interest
rate
contracts
held
as
of
31 December
2025
(31 December 2024:
55
%) mature within one
year,
34
% (31 December 2024:
27
%) within one to five
years and
22
%
(31 December 2024:
18
%) after five years.
Notional amounts of interest rate contracts cleared through either a central counterparty or an exchange that are legally
settled or
economically net
settled on
a daily
basis are
presented under
Notional amounts
in the
table above
and are
categorized into
maturity buckets
on the
basis of
contractual maturities
of the
cleared underlying derivative
contracts.
Notional amounts related to interest
rate contracts increased by USD
4.9
trn compared with 31 December 2024,
mainly
reflecting higher business volumes in the Investment Bank.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 11
Property, equipment and software
At historical cost less accumulated depreciation
USD m
Owned
properties and
equipment
1
Leased
properties and
equipment
2
Software
Projects in
progress 2025 2024
Historical cost
Balance at the beginning of the year
12,148
5,850
11,371
607
29,975
26,169
Balance recognized upon the merger of UBS AG and Credit Suisse AG
3
4,142
Additions
192
339
83
1,601
2,214
1,717
Disposals / write-offs
4
(1,356)
(441)
(433)
(1)
(2,231)
(940)
Reclassifications
5
240
0
1,156
(1,504)
(107)
(158)
Foreign currency translation
1,172
256
469
74
1,972
(955)
Balance at the end of the year
12,395
6,005
12,647
777
31,823
29,975
Accumulated depreciation
Balance at the beginning of the year
7,900
3,036
6,949
17,885
15,126
Accumulated depreciation recognized upon the merger of UBS AG and
Credit Suisse AG
3
1,514
Depreciation
610
636
1,544
2,790
2,793
Impairment
6
6
1
52
59
23
Disposals / write-offs
4
(1,323)
(441)
(433)
(2,196)
(937)
Reclassifications
5
(44)
0
0
(44)
(40)
Foreign currency translation
741
165
297
1,203
(594)
Balance at the end of the year
7,890
3,397
8,410
19,698
17,885
Net book value
Net book value at the beginning of the year
4,247
2,814
4,422
607
12,091
11,044
Net book value at the end of the year
4,505
2,607
4,237
777
7
12,125
12,091
1 Includes leasehold improvements and IT hardware.
2 Represents right-of-use assets recognized by UBS AG as lessee. UBS AG predominantly enters into lease contracts, or contracts that include lease components, in relation to real
estate, including offices,
retail branches and
sales offices. The
total cash outflow for
leases during 2025 was
USD
841
m (2024: USD
917
m). Interest expense on
lease liabilities is included
within
Interest expense from financial
instruments measured at
amortized cost, and lease
liabilities are included
within Other financial
liabilities measured at
amortized cost. Refer to
Notes 3 and 18a,
respectively. There
were no material gains or losses arising from sale-and-leaseback transactions in
2025 and in 2024.
3 Refer to Note 28 for more information about the merger of UBS AG and Credit Suisse AG.
4 Includes write-
offs of fully depreciated assets.
5 The total reclassification amount for the respective periods represents net reclassifications from / to Other non-financial assets.
6 Impairment charges recorded in 2025 generally
relate to assets that are no longer used, of which USD
50
m for Group Items, USD
6
m for Global Wealth Management and USD
2
m for Non-core and Legacy. The recoverable amount based on a value-in-use approach was determined to be zero.
7 Consists of USD
486
m related to Owned properties and equipment and USD
290
m related to Software.
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
0.5
bn in Personal
&
Corporate
Banking
was
transferred
to
UBS AG.
This
goodwill
balance
was
included
in
the
impairment
test
as
of
31 December 2025 and 31 December 2024.
›
Refer to Note 28 for more information about the merger of UBS AG and Credit
Suisse AG
As
of
31 December 2025,
total
goodwill
recognized
on
the
balance
sheet
was
USD
6.6
bn,
of
which
USD
3.7
bn
was
carried by the
Global Wealth Management
Americas CGU, USD
1.2
bn was carried
by the Global
Wealth Management
Switzerland and
International CGU,
USD
1.1
bn was
carried by
Asset Management
and USD
0.5
bn was
carried by
Personal
&
Corporate
Banking.
Based
on
the
impairment
testing
methodology
described
below,
UBS AG
concluded
that
the
goodwill
balances
as
of
31 December
2025
allocated
to
these
CGUs
were
not
impaired.
For
each
of
the
CGUs,
the
recoverable amount substantially exceeded the
carrying value as of 31
December 2025, and there
was no indication of
a significant risk of goodwill impairment based on the testing performed as of 31 December 2025.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 12
Goodwill and intangible assets (continued)
Methodology for goodwill impairment testing
The recoverable
amounts are
determined using
a discounted
cash flow
model, which
has been
adapted to
use inputs
that consider features of the banking business and its regulatory environment. The recoverable amount of a CGU is the
sum of
the discounted earnings
attributable to shareholders
from the
first three
forecast years
and the
terminal value,
adjusted for the effect
of the capital assumed
to be needed over
the next three years
and to support growth
beyond that
period. The terminal
value, which covers
all periods beyond
the third
year,
is calculated on
the basis of
the forecast
of
the third-year profit,
the discount rate
and the long-term
growth rate, as
well as the
implied perpetual capital growth.
For
the
Global
Wealth
Management
Americas
CGU,
the
methodology
is
consistently
applied.
That
CGU’s
extended
forecast
period
of
five
years
(with
a
terminal
value
thereafter),
which
was
applied
in
the
2024
and
2023
goodwill
impairment testing to provide
for that CGU’s specific
planning assumptions, namely
the ongoing investments in
the core
banking infrastructure in
the US to
enhance the product
capabilities and offerings
in this market,
has been reduced
to
three years (with
a terminal value
thereafter) following the
implementation of
major parts of
these planning
assumptions.
The extended forecast period of five years did
not trigger,
defer or avoid an impairment of goodwill as of 31 December
2024 or 31 December 2023.
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
an impairment of goodwill
or
intangible assets
reported by
Global Wealth
Management Americas,
Global Wealth
Management Switzerland
and
International, and Asset Management.
If the estimated
earnings and other
assumptions in future
periods deviate from
the current outlook,
the value of
goodwill
attributable to
Global Wealth
Management Americas, Global
Wealth Management
Switzerland and
International, and
Asset Management may
become impaired in
the future, giving rise
to losses in the
income statement. Recognition
of any
impairment of
goodwill would
reduce IFRS
Accounting Standards
equity and
net profit.
It would
not affect
cash flows
and,
as
goodwill
is
required
to
be
deducted
from
capital
under
the
Basel III
capital
framework,
no
effect
would
be
expected on UBS AG’s capital ratios.
Discount and growth rates
Discount rates Growth rates
In % 31.12.25 31.12.24 31.12.25 31.12.24
Global Wealth Management Americas
9.5
9.5
3.7
3.8
Global Wealth Management Switzerland and International
9.5
9.5
3.6
3.7
Asset Management
9.0
9.0
3.4
3.3
Personal & Corporate Banking
7.0
7.5
2.7
2.5

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 12
Goodwill and intangible assets (continued)
Goodwill and intangible assets
USD m Goodwill
Intangible
assets
1
2025 2024
Historical cost
Balance at the beginning of the year
6,496
1,544
8,039
7,645
Balance recognized upon the merger of UBS AG and Credit Suisse AG
891
Disposals
2
(2)
0
(2)
(1)
Reclassifications
3
0
0
0
(384)
Write-offs
0
(76)
(76)
0
Foreign currency translation
79
51
130
(113)
Balance at the end of the year
6,573
1,519
8,092
8,039
Accumulated amortization and impairment
Balance at the beginning of the year
0
1,378
1,378
1,379
Balance recognized upon the merger of UBS AG and Credit Suisse AG
72
Amortization
0
25
25
44
Impairment / (reversal of impairment)
0
0
0
1
Reclassifications
3
0
0
0
(96)
Write-offs
0
(76)
(76)
0
Foreign currency translation
0
30
30
(23)
Balance at the end of the year
0
1,358
1,358
1,378
Net book value at the end of the year
6,573
162
6,734
6,661
of which: Global Wealth Management Americas
3,716
29
3,745
3,734
of which: Global Wealth Management Switzerland and International
1,205
32
1,237
1,196
of which: Personal & Corporate Banking
505
0
505
505
of which: Asset Management
1,146
0
1,146
1,127
of which: Investment Bank
0
100
100
98
of which: Non-core and Legacy
0
1
1
1
1 Intangible assets mainly include customer relationships, core deposits, contractual rights and the fully amortized branch network intangible asset recognized in connection with the acquisition of PaineWebber Group,
Inc. in 2000.
2 Reflects the derecognition of goodwill allocated to businesses and intangible assets held by entities that have been
disposed of.
3 In 2024, certain intangible assets were reclassified
to Assets of
disposal groups held for sale. Refer to Note 28 for more information.
Note 13
Other assets
a) Other financial assets measured at amortized cost
USD m 31.12.25 31.12.24
Debt securities
53,212
41,583
Loans to financial advisors
2,716
2,723
Fee-
and commission-related receivables
2,409
2,231
Finance lease receivables
6,675
5,934
Settlement and clearing accounts
380
430
Accrued interest income
2,314
2,196
Other
1
4,321
4,182
Total other financial assets measured at amortized cost
72,025
59,279
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.
Effective 1 April 2022, UBS
reclassified a portfolio of
high-quality liquid financial assets
from
Financial assets measured at
fair value
through other
comprehensive income
with a
fair value
of USD
6.9
bn (the
Portfolio) to
Other financial
assets
measured
at
amortized
cost
.
The
Portfolio’s
cumulative
fair
value
pre-tax
loss
of
USD
449
m
and
post-tax
loss
of
USD
333
m, previously recognized in Other comprehensive income, were removed from equity and adjusted against the
value
of
the
assets
on
the
reclassification
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
IFRS 9 with effect from 1 April 2022.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 13
Other assets (continued)
b) Other non-financial assets
USD m 31.12.25 31.12.24
Precious metals and other physical commodities
12,996
7,341
Deposits and collateral provided in connection with litigation, regulatory and similar matters
1
769
1,946
Prepaid expenses
1,149
1,194
Current tax assets
1,442
1,504
VAT,
withholding tax and other tax receivables
1,490
1,129
Properties and other non-current assets held for sale
2
425
195
Assets of disposal groups held for sale
3
1,823
Other
1,613
2,149
Total other non-financial assets
19,884
17,282
1 Refer to Note 17 for more
information.
2 Refer to Note 28 for more
information about the agreement to sell
Swisscard AECS GmbH.
3 Refer to Note 28 for more
information about the sale of Select
Portfolio
Servicing.
Note 14
Amounts due to banks, Customer deposits, and Funding from UBS Group AG
a) Amounts due to banks and Customer deposits
USD m 31.12.25 31.12.24
Amounts due to banks
24,434
23,347
Customer deposits
796,330
749,476
of which: demand deposits
265,805
224,982
of which: retail savings / deposits
230,770
182,273
of which: sweep deposits
41,460
41,935
of which: time deposits
1
258,294
300,284
Total amounts due to banks and customer deposits
820,764
772,822
1 Includes customer deposits in UBS AG Jersey Branch and UBS AG Guernsey Branch placed by UBS Switzerland AG and UBS AG Swiss Branch on behalf of their clients.
Customer
deposits
increased,
mainly
reflecting
foreign
currency
effects.
This
was
partly
offset
by
net
new
deposit
outflows, which
mainly
reflected
maturities of
time deposits
that resulted
in a
shift of
funds from
time
deposits into
demand deposits and retail savings / deposits.
b) Funding from UBS Group AG measured at amortized cost
USD m 31.12.25 31.12.24
Debt contributing to total loss-absorbing capacity (TLAC)
83,773
87,036
Debt eligible as high-trigger loss-absorbing additional tier 1 capital instruments
1
19,600
14,585
Debt eligible as low-trigger loss-absorbing additional tier 1 capital instruments
1,245
Other
2
7,242
5,051
Total funding from UBS Group AG measured at amortized cost
3,4
110,614
107,918
1 For 31 December 2025,
includes USD
13.0
bn (31 December 2024: USD
6.9
bn) that is, upon the occurrence
of a trigger event or a viability
event, subject to conversion into ordinary
UBS shares.
2 Includes debt
no longer eligible as TLAC having a residual maturity of less than one year and one debt instrument that ceased to be eligible when UBS Group AG issued a notice of redemption of the instrument in the fourth quarter
of 2025.
3 Total
funding from
UBS Group
AG measured
at amortized
cost consists
of subordinated
debt of
UBS AG
and its
subsidiaries toward
UBS Group
AG. Subordinated
debt consists
of unsecured
debt
obligations that
are contractually
subordinated in
right of
payment to
all other
present and
future non-subordinated
obligations of
the respective
issuing entity.
All instruments
contributing to
TLAC have
been
subordinated since 1 January 2020.
4 UBS AG has also recognized funding from UBS Group AG that is designated at fair value.
Refer to Note 18b for more information.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 14
Amounts due to banks, Customer deposits, and Funding from UBS Group AG (continued)
UBS AG uses interest rate
and foreign exchange derivatives
to manage the risks
inherent in certain debt
instruments held
at amortized cost. In some cases, UBS AG
applies hedge accounting for interest rate risk
as discussed in item 2j in Note
1a and Note
24. As a
result of applying
hedge accounting, the
life-to-date adjustment to
the carrying amount
of
Funding
from UBS Group AG measured at amortized cost
was a decrease of USD
3.6
bn as of 31 December 2025 and a decrease
of USD
5.8
bn as of 31 December 2024, reflecting changes in fair value due to interest rate movements.
Of the
Total funding
from UBS
Group AG
measured at
amortized cost
outstanding as
of 31
December 2025,
USD
106.1
bn
pays a fixed interest rate and USD
4.5
bn pays a floating rate of interest.
›
Refer to Note 23 for maturity information
Note 15
Debt issued designated at fair value
USD m 31.12.25 31.12.24
Issued debt instruments
Equity-linked
1
60,303
54,069
Rates-linked
26,324
23,641
Fixed-rate
12,478
14,250
Credit-linked
3,597
5,225
Commodity-linked
3,030
3,592
Other
1,812
1,789
Total debt issued designated at fair value
2
107,544
102,567
of which: issued by UBS AG standalone with original maturity greater than one year
3
90,071
82,491
1 Includes investment
fund unit-linked
instruments issued.
2 As of
31 December 2025,
100
% of Total
debt issued designated
at fair value
was unsecured
(31 December 2024:
100
%).
3 Based on
original
contractual maturity without considering any early redemption features.
Note 16
Debt issued measured at amortized cost
USD m 31.12.25 31.12.24
Short-term debt
1
33,870
30,509
Senior unsecured debt
24,695
33,416
of which: issued by UBS AG standalone with original maturity greater than one year
24,661
32,621
Covered bonds
11,689
8,814
Subordinated debt
328
689
of which: eligible as non-Basel III-compliant tier 2 capital instruments
207
Debt issued through the Swiss central mortgage institutions
29,169
27,251
Other long-term debt
456
424
Long-term debt
2
66,337
70,595
Total debt issued measured at amortized cost
3,4
100,207
101,104
1 Debt with an original contractual maturity
of less than one year,
includes mainly certificates of deposit and commercial
paper.
2 Debt with an original contractual
maturity greater than or equal to one
year. The
classification of
debt issued
into short-term
and long-term
does not
consider any
early redemption
features.
3 Net of
bifurcated embedded
derivatives, the
fair value
of which
was not
material for
the periods
presented.
4 Except for Covered bonds
(
100
% secured; 31 December 2024:
100
% secured), Debt issued through
the Swiss central mortgage
institutions (
100
% secured; 31 December 2024:
100
% secured) and
Other long-term debt (
97
% secured; 31 December 2024:
91
% secured),
100
% of the balance was unsecured as of 31 December 2025 (31 December 2024:
100
% unsecured).
UBS AG uses interest rate
and foreign exchange derivatives
to manage the
risks inherent in certain
debt instruments held
at amortized
cost. In
some cases,
UBS AG applies hedge
accounting for
interest rate risk
as discussed
in item
2j in
Note 1a
and Note 24. As
a result of
applying hedge
accounting, the
life-to-date adjustment
to the carrying
amount of
Debt issued
measured at amortized cost
was not material as of 31 December 2025 and 31 December 2024.
Subordinated debt consists of unsecured
debt obligations that are contractually
subordinated in right of payment
to all
other
present
and
future
non-subordinated
obligations
of
the
respective
issuing
entity.
All
of
the
subordinated
debt
instruments outstanding as of 31 December 2025 pay a fixed rate of interest.
›
Refer to Note 23 for maturity information

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 17
Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.
Overview of total provisions
USD m 31.12.25 31.12.24
Provisions other than provisions for expected credit losses
3,217
4,799
Provisions for expected credit losses
1
347
332
Total provisions
3,564
5,131
1 Refer to Note 9 for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.
The table below presents additional information for provisions other than provisions for expected credit losses.
Additional information for provisions other than provisions for expected credit losses
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total 2025
Balance at the beginning of the year
3,598
699
224
278
4,799
Increase in provisions recognized in the income statement
1,166
5
847
17
193
2,222
Release of provisions recognized in the income statement
(556)
6
(260)
(5)
(70)
(891)
Provisions used in conformity with designated purpose
(2,283)
7
(785)
(42)
(114)
(3,223)
Foreign currency translation and other movements
184
58
36
31
309
Balance at the end of the year
2,109
560
229
319
3,217
1 Consists of provisions for losses resulting from legal, liability and compliance risks.
2 Includes USD
282
m of personnel-related restructuring provisions as of 31 December
2025 (31 December 2024: USD
262
m),
USD
229
m of provisions for onerous contracts related to real estate as of 31 December 2025 (31 December 2024: USD
383
m) and USD
48
m of restructuring provisions for onerous contracts related to technology as of 31 December 2025 (31 December 2024:
USD
54
m).
3 Mainly includes provisions for reinstatement
costs with respect to leased properties.
4 Mainly includes provisions in relation to
employee benefits, VAT,
and operational risks.
5 Includes a provision for the estimated costs of UBS’s ongoing obligations with the US Department of Justice as described in item 1 of section b) of this Note.
6 Mainly includes the releases
of provisions regarding the resolution
of the legacy matter related
to UBS’s cross-border
business activities in France
in the third quarter of
2025 as described in item
1 of section b) of
this Note and the resolution
reached with the US Department of Justice in the second quarter of 2025 as described in item 1 of section b) of this Note.
7 Mainly includes provisions used for the settlement of the legacy matter related to UBS’s cross-border business activities in France
as described in item 1 of section
b) of this Note and for the
resolutions reached with the US Department
of Justice in the second and third
quarters of 2025 as described in
item 1 and item 4 of section b) of this Note.
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
with respect to
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
events
after
the reporting
period
under
IAS
10
and
must
be recognized
in the
financial
statements for
the reporting
period.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 17
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
1.8
bn.
Litigation, regulatory and similar matters may also
result in non-monetary penalties and consequences. A guilty
plea to,
or conviction of,
a crime
could have material
consequences for UBS.
Resolution of
regulatory proceedings may
require
UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to
limit,
suspend
or
terminate
licenses
and
regulatory
authorizations,
and
may
permit
financial
market
utilities
to
limit,
suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS
.
Provisions for litigation, regulatory and similar matters by business division and in Group Items
1
USD m
Global
Wealth
Manage-
ment
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core
and
Legacy
Group
Items Total 2025
Balance at the beginning of the year
1,271
147
1
266
1,779
135
3,598
Increase in provisions recognized in the income statement
140
2
0
56
891
2
76
1,166
Release of provisions recognized in the income statement
(310)
3
(39)
3
0
(37)
(168)
3
(1)
(556)
Provisions used in conformity with designated purpose
(913)
4
(111)
4
(1)
(26)
(1,213)
4
(19)
(2,283)
Foreign currency translation and other movements
129
18
0
23
14
0
184
Balance at the end of the year
317
16
0
283
1,302
191
2,109
1 Provisions, if any, for the matters described
in items 2 and 9 of this Note are recorded in Global Wealth Management.
Provisions, if any, for the matters described
in items 4, 5, 6, 7 and 8 of this Note are recorded
in Non-core and Legacy. Provisions,
if any, for the matters described in
item 1 of this Note are allocated between Global Wealth
Management, Personal & Corporate Banking
and Non-core and Legacy. Provisions,
if
any, for the matters described in item 3 of this Note
are allocated between the Investment Bank, Non-core and Legacy and
Group Items. Provisions, if any, for the matters described in item 10 of this Note are allocated
between the Investment Bank and Non-core and Legacy.
2 Includes a provision for the estimated costs of UBS’s ongoing obligations with the US Department of Justice as described in item 1 of this Note.
3 Mainly
includes the releases
of provisions regarding
the resolution of
the legacy matter
related to UBS’s
cross-border business activities
in France
in the third
quarter of 2025
as described in
item 1 of
this Note and
the
resolution reached with the US
Department of Justice in the
second quarter of 2025 as
described in item 1 of
this Note.
4 Mainly includes provisions
used for the settlement of
the legacy matter related to
UBS’s
cross-border business activities in
France as described
in item 1 of
this Note and for
the resolutions reached with
the US Department of
Justice in the second
and third quarters of
2025 as described in
item 1 and
item 4 of this Note.
1. Inquiries regarding cross-border wealth management businesses
Tax and regulatory authorities in
a number of
countries have made
inquiries, served
requests for information
or examined
employees located in their respective jurisdictions relating to the cross-border wealth management
services provided by
UBS, Credit Suisse and other financial institutions, including Credit Suisse offices in the Netherlands and Belgium.
In proceedings in France, UBS
AG was found guilty in
lower courts of unlawful solicitation
of clients on French territory
and aggravated laundering of
the proceeds of
tax fraud in the
period between 2004 and
2012. On appeal, the
French
Supreme Court,
in November
2023, upheld
the lower
court’s decision
regarding unlawful
solicitation and
aggravated
laundering of the proceeds
of tax fraud, but
overturned the awards of
penalties, confiscation and civil
damages by the
lower
court,
aggregating
EUR
1.8
bn,
and
remanded
the
case
to
the
Court
of
Appeal
for
a
retrial
regarding
these
overturned elements.
In September
2025, UBS
AG resolved
the case
and subsequently
paid a
fine of
EUR
730
m and
EUR
105
m in civil damages to the French State.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 17
Provisions and contingent liabilities (continued)
In May 2014, Credit Suisse
AG entered into settlement
agreements with the SEC, the
Federal Reserve, and the New York
Department of Financial
Services and agreed
with the US
Department of Justice
(the DOJ) to
plead guilty to
conspiring
to aid and assist US
taxpayers in filing false tax returns
(the 2014 Plea Agreement). Credit Suisse continued
to report to
and
cooperate
with
US
authorities
in
accordance
with
its
obligations
under
the
2014
Plea
Agreement,
including
by
conducting
a
review
of
cross-border
services
provided
by
Credit
Suisse.
In
this
connection,
Credit
Suisse
provided
information to US authorities
regarding potentially undeclared US
assets held by clients
at Credit Suisse since
the 2014
Plea Agreement. In May 2025, Credit Suisse Services AG entered into a plea agreement (the 2025 Plea Agreement) with
the DOJ
under which
it agreed
to plead
guilty to
one count
of conspiracy
to aid
and assist
in the
preparation of
false
income
tax
returns
relating
to
legacy
Credit
Suisse
accounts
booked
in
Credit
Suisse’s
Swiss
booking
center,
thereby
settling
the
investigation
into
Credit
Suisse’s
implementation
of
the
2014
Plea
Agreement.
In
addition,
Credit
Suisse
Services AG
entered into
a non-prosecution
agreement with
the DOJ
(the
2025 NPA)
relating
to legacy
Credit Suisse
accounts booked in Credit Suisse’s
Singapore booking center. The 2025
Plea Agreement and the 2025
NPA provide for
penalties, restitution and forfeiture of
USD
511
m in the aggregate. The 2025
Plea Agreement and the 2025 NPA
include
ongoing
obligations
of
UBS
to
furnish
information
and
cooperate
with
DOJ’s
investigations
of
legacy
Credit
Suisse
accounts held
by US
persons in
its Switzerland
and Singapore
booking centers
and related
accounts in
other booking
centers.
Our balance sheet
at 31 December 2025
reflected provisions in
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
were subject to
inquiries by a number
of
regulators,
including
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
and
the
Luxembourg
Commission
de
Surveillance du Secteur
Financier.
Those inquiries concerned
two third-party
funds established under
Luxembourg law,
substantially all assets of which were with BMIS,
as well as certain funds established in offshore
jurisdictions with either
direct or indirect
exposure to BMIS.
These funds faced severe
losses, and the
Luxembourg funds are
in liquidation. The
documentation
establishing
both
funds
identifies
UBS
entities
in
various
roles,
including
custodian,
administrator,
manager, distributor and promoter,
and indicates that UBS employees served as board members.
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
decided in
favor of
UBS or
dismissed for
want of
prosecution.
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
125
m of payments alleged to be fraudulent
conveyances and
preference payments.
Similar claims
have been
filed against
Credit Suisse
entities seeking
to recover
redemption payments.
In 2016,
the bankruptcy
court dismissed
these claims
against the
UBS entities
and most
of the
Credit Suisse entities. In
2019, the Court of
Appeals reversed the dismissal
of the BMIS Trustee’s
remaining claims. The
cases were remanded to the Bankruptcy Court for further proceedings.
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
the foreign exchange
market. UBS received
leniency and accordingly
no fine was
assessed.
Credit
Suisse
appealed
the
decision
to
the
European
General
Court
and,
in
July
2025,
the
court
issued
a
judgment
reducing the fine to EUR
28.9
m. The judgment is now final.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 17
Provisions and contingent liabilities (continued)
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
In addition,
Credit Suisse
and
UBS, together
with
other financial
institutions, were
named
in a
consolidated
putative class action in Israel, which made allegations similar to those made in the actions pursued in other jurisdictions.
Credit
Suisse
and
UBS
entered
into
agreements
to
settle
all
claims
in
this
action
in
April
2022
and
February
2024,
respectively. Credit Suisse’s settlement received court approval and became final in May 2025. UBS’s settlement remains subject to court approval.
LIBOR
and
other
benchmark-related
regulatory
matters:
Numerous
government
agencies
conducted
investigations
regarding potential improper
attempts by UBS,
among others, to
manipulate LIBOR and
other benchmark rates
at certain
times. UBS and
Credit Suisse reached
settlements or otherwise
concluded investigations relating to
benchmark interest
rates with the
investigating authorities. UBS
was granted conditional leniency
or conditional immunity
from authorities
in certain jurisdictions, including the Antitrust Division
of the DOJ, in connection with potential
antitrust or competition
law violations related to certain rates.
In December 2025, the Swiss Competition
Commission (WEKO) announced that it
had reached a final resolution with UBS.
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
the Southern District of New
York (SDNY)) by plaintiffs
who
engaged
in
over-the-counter
instruments,
exchange-traded
Eurodollar
futures
and
options,
bonds
or
loans
that
referenced USD LIBOR. The complaints
allege violations of antitrust
law and the
Commodities Exchange Act, as
well as
breach of contract
and unjust enrichment.
Following various rulings
by the SDNY
and the US
Court of Appeals
for the
Second Circuit dismissing certain
of the causes of action
and allowing others to proceed,
one class action with
respect to
transactions in over-the-counter instruments and several actions brought by individual plaintiffs proceeded in the district court.
In
September
2025,
the
district
court
granted
defendants’
motion
for
summary
judgment
as
to
all
remaining
actions. Plaintiffs have appealed. UBS and Credit
Suisse previously entered into settlement agreements in
respect of the
class
actions
relating
to
exchange-traded
instruments,
bonds
and
loans.
These
settlements
have
received
final
court
approval, and the actions have been dismissed as to UBS and Credit Suisse.
Other benchmark
class actions
in the
US:
The Yen
LIBOR/Euroyen TIBOR,
EURIBOR and
GBP LIBOR
actions have
been
dismissed. Plaintiffs
have appealed
the dismissals.
In August
2025, the
Second Circuit
affirmed in
part and
reversed in
part the
district court’s
dismissal of
the complaint
in the
EURIBOR action,
returning the
action to
the district
court. In
September 2025,
the Second
Circuit affirmed
the dismissal
of the
complaint in
the GBP
LIBOR action;
the matter
has
concluded.
In January
2023, defendants
moved to
dismiss the
complaint in
the CHF
LIBOR action.
In 2023,
the court
approved a
settlement by Credit Suisse of the claims against it in this matter. In September 2025, the court dismissed the complaint against the remaining defendants, including UBS.
Government bonds:
In 2021, the European Commission
issued a decision finding that UBS
and six other banks breached
European
Union
antitrust
rules
between
2007
and
2011
relating
to
European
government
bonds.
The
European
Commission fined
UBS EUR
172
m, which
amount was
confirmed on
appeal in
March 2025.
UBS has
appealed to
the
European Court of Justice.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 17
Provisions and contingent liabilities (continued)
Credit default swap auction litigation –
In June 2021, Credit Suisse, along
with other banks and entities, was
named in a
putative class action filed in
federal court in New Mexico
alleging manipulation of credit
default swap (CDS) final
auction
prices. Defendants filed
a motion to
enforce a previous
CDS class
action settlement in
the SDNY. In
January 2024,
the
SDNY ruled that, to the extent claims
in the New Mexico action arise
from conduct prior to 30 June 2014,
those claims
are barred
by the
SDNY settlement.
The plaintiffs
appealed and,
in May
2025, the
Second Circuit
affirmed the
SDNY
decision. Defendants filed a motion for judgment on the pleadings in December 2025.
With respect to
additional matters and
jurisdictions not encompassed by
the settlements and
orders referred to
above,
UBS’s balance sheet at 31 December 2025 reflected a provision in an amount that UBS believes to be appropriate under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the future
outflow
of
resources
in
respect
of
such
matters
cannot
be
determined
with
certainty
based
on
currently
available
information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.
4. Mortgage-related matters
Government and regulatory related matters: DOJ RMBS settlement
– In January 2017, Credit Suisse Securities (USA) LLC
(CSS LLC) and
its current
and former US
subsidiaries and US
affiliates reached
a settlement with
the DOJ related
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
certain levels
of consumer
relief measures,
including affordable
housing payments
and loan
forgiveness, and
the DOJ
and Credit
Suisse agreed
to the
appointment of
an independent
monitor to
oversee the
completion of
the consumer
relief requirements of the settlement. In August 2025, CSS LLC entered into an agreement with the DOJ to resolve all of
Credit Suisse’s outstanding Consumer Relief Obligations under the 2017 settlement by paying USD
300
m.
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
In
December 2023, the trial court
granted in part DLJ’s motion
to dismiss, dismissing with prejudice
all notice-based claims.
On appeal, the appellate
court modified the trial
court’s dismissal in April 2025
to reinstate certain of
plaintiff’s notice-
based claims and otherwise
dismissed plaintiff’s claims. Plaintiff
has sought leave from
the New York Court
of Appeals to
further appeal the
dismissal of certain
of its claims.
An action by
Home Equity Asset
Trust, Series 2006-8,
alleges damages
of not less than USD
436
m. An action by Home Equity Asset Trust 2007-1 alleges damages of not less than USD
420
m.
In August 2025, the parties
agreed to a settlement to
resolve this litigation for USD
66.39
m. The settlement has received
court approval and is
final. An action
by Home Equity
Asset Trust 2007-2
alleges damages of not
less than USD
495
m.
An action by CSMC Asset-Backed Trust 2007-NC1 does not allege a damages amount.
5. ATA litigation
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
personnel and
civilians.
In
January
2023,
the
Second
Circuit
affirmed
a
September
2019
ruling
by
the
EDNY
granting defendants’ motion to dismiss the first filed lawsuit. In October 2023, the US
Supreme Court denied plaintiffs’
petition for a writ of certiorari,
and in September 2025 the EDNY denied
plaintiffs’
motion to vacate the judgment; the
matter has
concluded. Of
the other
seven cases,
four are
stayed, including
one that
was dismissed
as to
Credit Suisse
and most of
the bank defendants
prior to entry
of the stay,
and in three
cases defendants moved
to dismiss plaintiffs’
amended complaints.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 17
Provisions and contingent liabilities (continued)
6. Customer account matters
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
In
Singapore,
in
a
now-concluded
civil
lawsuit,
Credit
Suisse
Trust
Limited
was
ordered
to
pay
USD
461
m,
including
interest and costs.
In Bermuda, in the civil lawsuit brought against Credit Suisse Life (Bermuda) Ltd., the Supreme Court of Bermuda issued a judgment awarding damages of USD
607.35
m to the plaintiff. Credit Suisse
Life (Bermuda) Ltd. appealed the
decision.
In June
2023, the
Bermuda Court
of Appeal
confirmed the
award and
the Supreme
Court of
Bermuda’s finding
that
Credit Suisse
Life (Bermuda)
Ltd. breached
its contractual
and fiduciary
duties, but
overturned the
finding that
Credit
Suisse Life
(Bermuda) Ltd.
made fraudulent
misrepresentations. In
March 2024,
Credit Suisse
Life (Bermuda)
Ltd. was
granted leave to
appeal the judgment
to the Judicial
Committee of the
Privy Council and
a hearing on
the appeal was
held in June 2025. The Bermuda Court
of Appeal also ordered that the current
stay continue pending determination of
the appeal on the condition that the damages awarded, plus interest calculated at the Bermuda statutory rate of
3.5
%,
remain in the escrow account. In
November 2025, the Judicial Committee of
the Privy Council issued its
final judgment
on the appeal, denying Credit Suisse Life (Bermuda) Ltd.’s appeal on liability, but partially granting its appeal concerning the quantum of damages and directing the parties to recalculate damages.
In Switzerland,
certain civil
lawsuits have
been commenced
against Credit
Suisse AG and
UBS AG
(as the
successor of
Credit Suisse AG) in the Court of First Instance of Geneva since March 2023.
7. Mozambique matter
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
until January 2026.
8. ETN-related litigation
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 17
Provisions and contingent liabilities (continued)
9. Credit Suisse anti-money laundering matters
In December 2020, the Swiss Office of the
Attorney General brought charges against Credit Suisse
AG and other parties
concerning the diligence and
controls applied to
a historical relationship
with Bulgarian former
clients who are
alleged
to
have
laundered
funds
through
Credit
Suisse
AG
accounts.
In
June
2022,
following
a
trial,
Credit
Suisse
AG
was
convicted
in
the
Swiss
Federal
Criminal
Court
of
certain
historical
organizational
inadequacies
in
its
anti-money-
laundering framework
and ordered
to pay
a fine
of CHF
2
m. In
addition, the
court seized
certain client
assets in
the
amount
of
approximately
CHF
12
m
and
ordered
Credit
Suisse
AG
to
pay
a
compensatory
claim
in
the
amount
of
approximately CHF
19
m. Credit Suisse
AG appealed
the decision
to the
Chamber of
Appeals of
the Swiss
Federal Criminal
Court (Chamber of Appeals). Following the
merger of UBS AG and
Credit Suisse AG, UBS AG
confirmed the appeal. In
November 2024, the Chamber of Appeals acquitted UBS AG and annulled the fine and compensatory claim ordered by
the first instance
court. Subsequently, the Office of the
Attorney General
has appealed the
judgment to the
Swiss Federal
Supreme Court.
UBS has
also appealed, limited
to the
issue of
whether a
successor entity by
merger can
be criminally
liable for acts of
the predecessor entity.
In July 2025, the
Swiss Federal Supreme
Court remanded the
case back to the
Chamber of Appeals
for a full
and reasoned judgment. In
March 2026, the
Chamber of Appeals
issued a judgment
again
acquitting UBS
AG. This judgment
may be
appealed by
the parties
to the
Swiss Federal
Supreme Court.
Separately,
in
November 2025, the Swiss Office of the Attorney General filed criminal charges against UBS Group and UBS AG, as the successors to Credit
Suisse Group
AG and
Credit Suisse
AG, respectively,
alleging that
Credit Suisse
failed to
maintain
appropriate
controls
to
detect and
prevent
money
laundering in
connection
with certain
payments from
accounts at
Credit Suisse by parties associated with the Mozambique transactions between 2013 and 2016.
10. Archegos
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
with the
authorities in
these matters.
In July
2023, CSI
and CSSEL
entered into
a settlement
agreement with
the PRA
providing
for
the
resolution
of
the
PRA’s
investigation.
Also
in
July
2023,
FINMA
issued
a
decree
ordering
remedial
measures and the Federal
Reserve Board issued
an Order to Cease
and Desist. Under
the terms of
the order, Credit Suisse
paid
a
civil
money
penalty
and
agreed
to
undertake
certain
remedial
measures
relating
to
counterparty
credit
risk
management, liquidity
risk management
and non-financial
risk management,
as well
as enhancements
to board
oversight
and governance.
UBS Group, as
the legal
successor to
Credit Suisse Group
AG, is
a party
to the
FINMA decree and
Federal
Reserve Board Cease and Desist Order.
Civil actions
relating to
Credit Suisse’s
relationship with
Archegos have
been filed
against Credit
Suisse and/or
certain
officers and directors, including claims for breaches of fiduciary duties. In one such case, the parties agreed in July 2025 to a settlement of
USD
115
m that remains subject
to court approval. Because
the action was brought
by shareholders on
behalf of and for the benefit of Credit Suisse, after deducting any Court-awarded attorneys’ fees and expenses and any applicable taxes, the cash
recovery for the settlement will
go to UBS, as successor
to Credit Suisse, and will
result in a net
recovery for UBS.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 18
Other liabilities
a) Other financial liabilities measured at amortized cost
USD m 31.12.25 31.12.24
Other accrued expenses
2,579
2,732
Accrued interest expenses
4,582
5,862
Settlement and clearing accounts
1,492
1,925
Lease liabilities
3,473
3,871
Other
4,492
7,372
Total other financial liabilities measured at amortized cost
16,617
21,762
b) Other financial liabilities designated at fair value
USD m 31.12.25 31.12.24
Financial liabilities related to unit-linked investment contracts
21,052
17,203
Securities financing transactions
3,848
5,798
Over-the-counter debt instruments and other
3,284
5,698
Funding from UBS Group AG
1
7,104
5,342
Total other financial liabilities designated at fair value
35,287
34,041
1 Funding from UBS Group
AG consists of subordinated
debt of UBS AG
and its subsidiaries toward
UBS Group AG.
Subordinated debt consists of
unsecured debt obligations that
are contractually subordinated in
right of payment to all other present and future non-subordinated obligations of the respective issuing entity.
c) Other non-financial liabilities
USD m 31.12.25 31.12.24
Compensation-related liabilities
7,190
6,897
of which: financial advisor compensation plans
1,776
1,601
of which: cash awards and other compensation plans
3,919
3,818
of which: net defined benefit liability
615
691
of which: other compensation-related liabilities
1
879
786
Current tax liabilities
924
1,536
Deferred tax liabilities
351
283
VAT,
withholding tax and other tax payables
938
1,067
Deferred income
718
614
Liabilities of disposal groups held for sale
2
1,212
Other
139
304
Total other non-financial liabilities
10,260
11,911
1 Includes liabilities for payroll taxes and untaken vacation.
2 Refer to Note 28 for more information about the sale of Select Portfolio Servicing.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Additional information
Note 19
Expected credit loss measurement
a) Expected credit losses in the period
Total
net credit loss expenses were USD
549
m in 2025, reflecting net credit loss expenses of
USD
8
m related to stage 1
and 2 positions and
net credit loss expenses
of USD
542
m related to credit-impaired
(stage 3) positions, predominantly
in the corporate lending portfolios.
›
Refer to Note 19b for more information regarding changes to ECL models, scenarios, scenario weights and post-model adjustments and to Note 19c for more information regarding the development of ECL allowances and provisions
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the year ended 31.12.25
Global Wealth Management
(13)
60
47
Personal & Corporate Banking
(2)
351
349
Asset Management
0
1
1
Investment Bank
21
126
147
Non-core and Legacy
(2)
5
3
Group Items
3
0
3
Total
8
542
549
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
review
model outputs
and to reach
conclusions
regarding post-model
adjustments.
Model changes
During
2025,
the
regular
and
the
Credit
Suisse
integration-related
model
review
and
enhancement
processes
led
to
adjustments in
the probability
of default
(PD), loss
given default
(LGD) and
credit conversion
factor (CCF)
models, resulting
in net releases of
USD
13
m. This included USD
22
m releases related
to real estate lending,
driven by USD
33
m releases
in
Switzerland,
partly
offset
by
USD
11
m
expenses
in
the
US.
The
corporate
lending
portfolio
contributed
USD
3
m
expenses (USD
11
m expenses in
Personal & Corporate
Banking, partly offset
by USD
8
m releases in
the Investment Bank),
with USD
6
m expenses in the remaining segments.
Scenario and
key input
updates
During 2025, the scenarios and related macroeconomic factors were updated from those applied at the end of
2024 by
considering
the prevailing
economic
and political
conditions
and uncertainty.
The review
focused
on events
that significantly
changed the
economic outlook
during the
year:
an
escalation of
trade
and
geopolitical tensions
globally,
along
with
uncertainty
regarding the
inflation
and growth
outlook leading
to divergent
monetary
policy paths.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 19
Expected credit loss measurement (continued)
Baseline scenario:
the projections of the
baseline scenario, which are
aligned to the economic
and market assumptions
used for UBS’s business planning purposes, are broadly in line with external benchmarks, such as those from Bloomberg
Consensus, Oxford Economics and the International
Monetary Fund World Economic Outlook. The expectation
for 2026
is that the global economy will navigate a soft patch in the first half of the year, as tariffs still feed through to prices and exports, but accelerate in
the second half of
the year, supported by
improved confidence, a positive
credit impulse and
several major advanced economies benefiting from fiscal
stimulus. In the US, inflation
is likely to remain elevated
in the
first half of
the year and
weigh on real
incomes, but the
support from the
One Big Beautiful
Bill should emerge
over time.
Weakness in the
labor market should
prompt the Federal
Reserve to deliver
more cuts in
the next few
meetings, although
in a
measured fashion,
as inflation
hovering above
its target
remains a
risk.
Long-term interest
rates in
key developed
markets are expected to rise
slightly over the rest of
the year. House price growth
for 2026 is supported by
strong data
in 2025. However, less price upside is expected in the following months as the economy weakens.
Moderate stagflation crisis scenario:
The first hypothetical downside scenario is the moderate
stagflation crisis scenario.
The moderate stagflation
crisis scenario
assumes heightened geopolitical
and trade
tensions that
disrupt supply chains
and drive
inflationary pressures.
Despite signs
of slowing
global demand,
resilient labor
markets sustain
upward wage
pressures and
escalating geopolitical
tensions prompt
central banks
to hike
interest rates
and actively
reduce their balance
sheets. Yield curves steepen and the global economy and financial markets are negatively affected.
Global trade
war scenario:
The second
downside scenario
is aligned
with the
2026 Group
binding stress
scenario and
was updated
in 2025
to reflect
relevant risks.
The global
trade war
scenario assumes
heightened geopolitical
tensions
and explores tail risks
concerning US protectionist policies
and retaliation by the
US’s trading partners. US
policies solidify
Switzerland as
a safe-haven
country and
the US
dollar depreciates
against the
Swiss franc.
The scenario
assumes that
disruptions in
global trade
contribute to
rising inflation
and a
large economic
contraction. Despite
rising inflation,
the
Federal Reserve
makes measured
rate cuts,
and other
major central
banks in
advanced economies
follow the
same course.
Asset price
appreciation scenario:
The upside
scenario is
based on
positive developments,
such as
an easing
of geopolitical
tensions across the
globe, less fear
of a Chinese
hard landing, falling
oil prices and
resilient labor markets,
which enhance
economic
stability
and
confidence.
Under
these
circumstances,
the
adoption
of
productivity-enhancing
technologies
boosts economic growth and strengthens risk appetite. As a result, asset prices rise sustainably.
The table below details the key assumptions for the four scenarios applied as of 31 December 2025.
Scenario generation, review process and governance
A team of economists within Group Risk Control develops the forward-looking macroeconomic assumptions, supported and challenged by experts from relevant functions.
The scenarios,
their weights
and the
key macroeconomic
and other
factors are
subject to
a critical
assessment by
the
IFRS 9 Scenario
Sounding Sessions
and ECL
Management Forum,
which include
senior management
from Group
Risk
and Group Finance. An
important consideration in the
review is whether there
may be particular credit
risk concerns that
are not possible to address systematically, requiring post-model adjustments for stage allocation and ECL allowances.
The Group Chief
Financial Officer and
the Group Chief
Risk Officer ratify
the decisions taken
by the ECL
Management
Forum.
Scenario weights and post-model adjustments
The asset
price appreciation
scenario was added,
two scenarios were
substituted and -weights
were adjusted
over the
course
of
2025.
The
mild
debt
crisis
scenario
was
replaced
by
the
moderate
stagflation
crisis
scenario,
and
the
stagflationary geopolitical crisis scenario was replaced by the global trade war scenario. Scenario weights were adjusted during
2025
in line
with
the
shift
in risks
and
their
coverage in
the scenarios.
The
asset
price appreciation,
baseline,
moderate stagflation crisis and global trade
war scenarios had a
5
%,
50
%,
30
% and
15
% weight, respectively, as of 31
December 2025.
However, unquantifiable risks continue
to be relevant, as
geopolitical risks remained high
in 2025, and the
impact on the
world economy
from escalations
with unforeseeable
consequences could
be severe.
In the
near term,
this uncertainty
relates primarily
to developments
in US
domestic and
foreign policies,
the Russia–Ukraine
war, European
security, and
regional conflicts.
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
Total
stage
1 and
2
allowances
and
provisions
were
USD
1,237
m
as
of
31 December
2025
and
included
post-model
adjustments of USD
237
m (31 December 2024: USD
235
m). Post-model adjustments were made to address uncertainty
levels, including those arising from
the broad geopolitical uncertainty
and US trade tariffs, and
mainly relate to corporate
lending books in Switzerland. In 2024, post-model adjustments also addressed uncertainty levels to align Credit Suisse’s model outputs with those expected under the comparable UBS models.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 19
Expected credit loss measurement (continued)
Scenario weights were as illustrated in the table below.
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.12.25 31.12.24
Asset price appreciation / inflation
5.0
0.0
Baseline
50.0
60.0
Mild debt crisis
0.0
15.0
Moderate stagflation crisis
30.0
0.0
Stagflationary geopolitical crisis
0.0
25.0
Global trade war
15.0
0.0
Scenario assumptions
One year
Three years cumulative
31.12.25
Asset price
appreciation Baseline
Moderate
stagflation
crisis
Global trade
war
Asset price
appreciation Baseline
Moderate
stagflation
crisis
Global trade
war
Real GDP growth (percentage change)
United States
3.5
2.0
(1.4)
(6.8)
8.6
6.6
0.5
(2.7)
Eurozone
2.5
1.5
(1.6)
(7.9)
5.6
3.8
(0.6)
(4.6)
Switzerland
2.7
1.9
(1.2)
(6.3)
6.2
5.2
0.0
(3.0)
Consumer price index (percentage change)
United States
2.0
2.6
6.0
4.8
7.7
7.0
14.6
11.0
Eurozone
1.8
1.8
5.2
4.5
7.0
6.0
12.9
10.5
Switzerland
1.4
0.6
4.0
3.7
5.7
2.4
10.3
9.0
Unemployment rate (end-of-period level, %)
United States
3.2
4.5
6.8
11.0
3.0
4.3
8.4
10.8
Eurozone
6.0
6.4
7.7
11.0
6.0
6.3
8.4
10.4
Switzerland
2.7
3.1
3.7
5.1
2.6
2.7
4.1
5.4
Fixed income: 10-year government bonds (change in yields, basis points)
USD
0
11
198
99
48
40
171
15
EUR
0
15
198
110
38
40
180
15
CHF
0
13
173
76
38
35
153
5
Equity indices (percentage change)
S&P 500
20.0
12.5
(25.0)
(50.0)
51.7
26.0
(5.2)
(33.0)
EuroStoxx 50
16.0
7.2
(25.0)
(50.0)
41.7
19.4
(13.9)
(33.5)
SPI
14.0
2.5
(25.0)
(50.0)
37.9
13.3
(9.0)
(29.0)
Swiss real estate (percentage change)
Single-Family Homes
4.5
2.5
(3.4)
(18.5)
12.0
7.7
(4.2)
(25.6)
Other real estate (percentage change)
United States (S&P / Case–Shiller)
6.3
1.7
(6.2)
(25.6)
17.0
8.2
(7.3)
(33.0)
Eurozone (House Price Index)
4.5
4.1
(5.1)
(12.4)
12.9
12.7
(6.7)
(18.8)
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
USD
0
77
(137)
270
45
82
(77)
245
EUR
0
25
(113)
245
38
35
(68)
215
CHF
0
(4)
(22)
195
38
11
(1)
180
Equity indices (percentage change)
S&P 500
20.0
12.0
(28.1)
(56.5)
51.7
26.7
(14.0)
(51.2)
EuroStoxx 50
16.0
(0.6)
(27.9)
(56.6)
41.7
9.9
(18.3)
(52.7)
SPI
14.0
(0.6)
(26.0)
(56.6)
37.9
8.0
(13.0)
(52.7)
Swiss real estate (percentage change)
Single-Family Homes
4.5
3.2
(4.3)
(18.5)
10.7
8.8
(3.0)
(28.6)
Other real estate (percentage change)
United States (S&P / Case–Shiller)
6.3
3.4
(7.6)
(20.2)
16.8
11.9
(5.2)
(30.5)
Eurozone (House Price Index)
4.5
3.7
(6.1)
(8.4)
10.7
11.6
(5.6)
(12.9)

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 19
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
– write-offs; and
– foreign exchange translation for assets denominated in foreign currencies.
The
table
below
explains
the
changes
in
the
ECL
allowances
and
provisions
for
on-
and
off-balance
sheet
financial
instruments and credit lines within
the scope of ECL requirements
between the beginning and the
end of the period due
to the factors listed above.
Development of ECL allowances and provisions
USD m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2024
(3,527)
(487)
(623)
(2,417)
Net movement from new and derecognized transactions
1
(1)
(28)
27
0
of which: Private clients with mortgages
2
0
2
0
of which: Real estate financing
1
(3)
4
0
of which: Large corporate clients
(17)
(22)
5
0
of which: Ship and aircraft financing
(2)
(2)
0
0
of which: SME clients
9
6
3
0
of which: Other
6
(8)
14
0
of which: Loans to financial advisors
1
0
1
0
Remeasurements with stage transfers
2
(284)
26
2
(312)
of which: Private clients with mortgages
43
2
40
0
of which: Real estate financing
(3)
2
1
(7)
of which: Large corporate clients
(88)
20
(32)
(76)
of which: SME clients
(148)
0
(6)
(142)
of which: Other
(87)
1
(1)
(87)
Remeasurements without stage transfers
3
(277)
(52)
4
(229)
of which: Private clients with mortgages
(20)
(9)
3
(13)
of which: Real estate financing
(24)
(5)
0
(19)
of which: Large corporate clients
(74)
(20)
(1)
(52)
of which: Ship and aircraft financing
19
9
10
0
of which: SME clients
(153)
(22)
(8)
(123)
of which: Other
(26)
(5)
0
(21)
of which: Financial intermediaries and hedge funds
(8)
(6)
0
(3)
of which: Loans to financial advisors
(6)
0
1
(7)
Model changes
4
12
11
1
0
Movements with profit or loss impact
5
(549)
(43)
35
(542)
Movements without profit or loss impact (write-off, FX and other)
6
95
(45)
(73)
213
Balance as of 31 December 2025
(3,982)
(575)
(661)
(2,746)
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
in forward
-looking macroeconomic
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
8
m.
–
Net movement from new and derecognized transactions
includes stage 1 increases of USD
28
m and stage 2 releases
of USD
27
m. Stage 1
increases were
mainly driven
by growth
in the
corporate lending
portfolios, while
stage 2 releases
were predominantly due to repayments in other smaller segments.
–
Remeasurements with
stage transfers
include USD
26
m in
releases in stage
1, primarily
driven by
the corporate
lending
portfolio and USD
2
m releases
in stage 2. Movements
in stage
2 include
expenses of
USD
38
m following corporate
credit reviews. These expenses were offset by releases of USD
41
m in the real estate lending portfolio.
– Stage 3 exposures which were already defaulted as of 31 December 2025 contributed approximately
40
% to stage 3
expenses.
– For model changes , refer to Note 19b for more information.
Movements
without
profit
or
loss
impact:
stage 1
and
2
allowances
increased
by
USD
118
m,
almost
entirely
due
to
foreign exchange effects.
Stage 3
allowances decreased
by USD
213
m, driven
by net
write-offs of
USD
442
m, partly
offset by
foreign exchange
effects and other movements totaling USD
227
m.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
in forward
-looking macroeconomic
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
counterparties that
have moved
to a
credit watch
list and
those with
payments that
are at
least 30
days past due.
ECL stage 2 (“significant deterioration in credit risk”) allowances / provisions as of 31 December 2025 – classification by trigger
USD m Total
of which:
PD layer
of which:
watch list
of which:
≥30 days
past due
Private clients with mortgages
(18)
(11)
0
(7)
Real estate financing
(27)
(26)
0
(1)
Large corporate clients
(178)
(79)
(95)
(5)
SME clients
(119)
(97)
(19)
(3)
Ship / aircraft financing
(10)
(9)
0
(1)
Loans to financial advisors
(1)
0
0
(1)
Consumer financing/ credit cards
(39)
0
(16)
(23)
Other
(269)
(268)
(1)
(1)
On- and off-balance sheet
(661)
(489)
(131)
(42)
d) Maximum exposure to credit risk
The tables
below provide
UBS AG’s maximum
exposure to
credit risk
for financial
instruments subject
to ECL
requirements
and
the
respective
collateral
and
other
credit
enhancements
mitigating
credit
risk
for
these
classes
of
financial
instruments.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
Maximum exposure to credit risk
31.12.25
Collateral
1,2
Credit enhancements
1 Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by equity
and debt
instruments
Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees
and sub-
participations
Financial assets measured at
amortized cost on the balance sheet
Cash and balances at central banks
209.9
209.9
Amounts due from banks
19.2
0.0
0.0
0.1
19.1
Receivables from securities financing transactions
measured at amortized cost
83.7
0.0
78.1
4.5
1.0
Cash collateral receivables on derivative
instruments
4,5
41.6
25.8
15.7
Loans and advances to customers
658.8
37.2
151.6
382.4
47.5
7.3
32.9
Other financial assets measured at amortized cost
72.0
0.2
0.7
6.7
0.0
64.4
Total financial assets measured at amortized cost
1,085.1
37.3
230.4
382.4
58.7
25.8
0.0
7.5
342.9
Financial assets measured at fair value
through other comprehensive income – debt
13.9
13.9
Total maximum exposure to credit risk reflected on
the balance sheet within the scope of ECL
1,099.0
37.3
230.4
382.4
58.7
25.8
0.0
7.5
356.8
Guarantees
6
47.1
1.6
28.6
0.3
1.8
2.6
12.1
Irrevocable loan commitments
81.9
0.3
4.9
2.2
23.9
3.1
47.6
Forward starting reverse repurchase and securities
borrowing agreements
10.7
10.7
Committed unconditionally revocable credit lines
123.0
14.9
48.2
11.9
1.5
1.3
45.2
Total maximum exposure to credit risk not reflected
on the balance sheet within the scope of ECL
262.7
16.8
92.4
14.4
27.2
0.0
0.0
7.1
104.8
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
4,5
44.0
28.3
15.7
Loans and advances to customers
587.3
32.9
130.3
341.1
41.1
9.6
32.4
Other financial assets measured at amortized cost
59.3
0.2
0.7
0.0
5.3
53.1
Total financial assets measured at amortized cost
1,050.3
33.1
244.3
341.1
50.6
28.3
0.0
9.8
343.2
Financial assets measured at fair value
through other comprehensive income – debt
2.2
2.2
Total maximum exposure to credit risk reflected on
the balance sheet within the scope of ECL
1,052.5
33.1
244.3
341.1
50.6
28.3
0.0
9.8
345.4
Guarantees
6
40.2
1.9
19.6
0.4
2.3
3.9
12.3
Irrevocable loan commitments
79.4
0.2
3.8
1.6
22.7
0.0
4.2
46.8
Forward starting reverse repurchase and securities
borrowing agreements
24.9
24.9
Committed unconditionally revocable credit lines
148.8
19.4
61.6
12.9
1.5
3.1
50.3
Total maximum exposure to credit risk not reflected
on the balance sheet within the scope of ECL
293.3
21.4
109.9
14.9
26.4
0.0
0.0
11.2
109.4
1 Of which USD
3,808
m for 31 December 2025
(31 December 2024: USD
3,742
m) relates to total credit-impaired
financial assets measured at amortized
cost and USD
135
m for 31 December 2025
(31 December
2024: USD
356
m) relates to total off-balance
sheet financial instruments and
credit lines for credit-impaired
positions.
2 Collateral arrangements
generally incorporate a
range of collateral,
including cash, equity
and debt instruments, real estate, and
other collateral. For the purpose of this
disclosure, UBS AG applies a risk-based
approach that generally prioritizes collateral according
to its liquidity profile. In the case of loan
facilities with funded and unfunded elements, the collateral is first allocated to the funded element. For legacy Credit Suisse infrastructure a risk-based approach is applied that generally prioritizes real estate collateral and prioritizes other collateral according to its liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is proportionally allocated.
3 Includes but is not limited to life insurance
contracts, rights in
respect of subscription or
capital commitments from fund
partners, lien claims on
assets of borrowers, leasing
items, mortgage loans,
inventory, gold and
other commodities.
4 Included within
Cash collateral
receivables on
derivative instruments
are margin
balances due
from exchanges
or clearing
houses. Some
of these
margin balances
reflect amounts
transferred on
behalf of
clients who
retain the
associated credit risk.
5 The amount shown in the
“Netting” column represents the netting potential
not recognized on the balance sheet.
Refer to Note 21 for more
information.
6 Guarantees collateralized by
equity and debt
instruments include certain
overnight repurchase and
reverse repurchase transactions
where UBS acts
as a sponsoring
member for eligible
clients when clearing
through the Fixed
Income Clearing
Corporation (the FICC). As part of this arrangement, UBS guarantees the FICC for prompt and full payment and performance of the clients‘ respective obligations under the
FICC’s rules. The Group minimizes its liability
under these guarantees by obtaining a security interest in the cash or high-quality securities collateral that the clients place with the clearing house; therefore, the risk of loss is expected to be remote.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
›
Refer to the “Risk management and control” section of this report for more details about UBS AG’s internal grading system
Financial assets subject to credit risk by rating category
USD m 31.12.25
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total
gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks
209,251
24
28
303
514
0
210,120
(262)
209,858
of which: stage 1
209,251
24
28
303
0
0
209,606
0
209,606
of which: stage 2
0
0
0
0
514
0
514
(262)
252
of which: stage 3
0
0
0
0
0
0
0
0
0
Amounts due from banks
63
12,024
2,346
3,889
936
0
19,257
(14)
19,243
of which: stage 1
63
12,022
2,315
3,881
848
0
19,128
(9)
19,119
of which: stage 2
0
2
31
8
88
0
129
(5)
124
of which: stage 3
0
0
0
0
0
0
0
0
0
Receivables from securities financing transactions
29,077
27,613
12,827
13,131
1,009
0
83,657
(1)
83,656
of which: stage 1
29,077
27,613
12,827
13,131
1,009
0
83,657
(1)
83,656
Cash collateral receivables on derivative instruments
11,655
13,495
9,248
6,950
204
0
41,552
0
41,552
of which: stage 1
11,655
13,495
9,248
6,950
204
0
41,552
0
41,552
Loans and advances to customers
11,726
264,056
180,815
150,352
47,876
7,172
661,997
(3,236)
658,760
of which: stage 1
11,534
261,327
174,715
140,565
41,126
0
629,266
(352)
628,914
of which: stage 2
192
2,729
6,100
9,787
6,750
0
25,558
(271)
25,287
of which: stage 3
0
0
0
0
0
7,172
7,172
(2,613)
4,559
Other financial assets measured at amortized cost
18,242
40,067
2,805
8,644
2,080
309
72,147
(122)
72,025
of which: stage 1
18,241
39,988
2,699
8,193
1,460
0
70,581
(29)
70,552
of which: stage 2
1
79
106
451
620
0
1,256
(9)
1,247
of which: stage 3
0
0
0
0
0
309
309
(84)
225
Total financial assets measured at amortized cost
280,014
357,279
208,069
183,269
52,618
7,481
1,088,729
(3,635)
1,085,094
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments
1,148
12,590
9
113
8
0
13,868
0
13,868
Total on-balance sheet financial instruments
281,162
369,869
208,078
183,381
52,626
7,481
1,102,597
(3,635)
1,098,962
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control”
section of this report for more information about rating categories.
Off-balance sheet positions subject to expected credit loss by rating category
USD m 31.12.25
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount
(maximum
exposure to
credit risk) ECL provision
Off-balance sheet financial instruments
Guarantees
26,246
6,121
6,497
6,387
1,708
142
47,102
(50)
of which: stage 1
26,245
6,035
6,256
5,604
1,371
0
45,512
(15)
of which: stage 2
1
86
241
783
337
0
1,448
(22)
of which: stage 3
0
0
0
0
0
142
142
(13)
Irrevocable loan commitments
1,570
22,972
20,787
19,574
17,011
208
82,122
(227)
of which: stage 1
1,570
22,778
20,493
19,339
13,796
0
77,976
(114)
of which: stage 2
0
194
294
235
3,215
0
3,938
(77)
of which: stage 3
0
0
0
0
0
208
208
(36)
Forward starting reverse repurchase and securities borrowing agreements
3,783
6,057
234
648
0
0
10,723
0
Total off-balance sheet financial instruments
31,600
35,150
27,518
26,609
18,719
350
139,947
(277)
Credit lines
Committed unconditionally revocable credit lines
44,348
34,680
23,783
15,522
4,525
248
123,107
(67)
of which: stage 1
44,298
33,511
22,830
14,625
4,146
0
119,410
(51)
of which: stage 2
50
1,170
953
897
379
0
3,449
(16)
of which: stage 3
0
0
0
0
0
247
248
0
Irrevocable committed prolongation of existing loans
6
2,882
2,372
1,841
1,071
5
8,178
(3)
of which: stage 1
6
2,871
2,369
1,831
1,064
0
8,141
(3)
of which: stage 2
0
11
3
10
8
0
32
0
of which: stage 3
0
0
0
0
0
5
5
0
Total credit lines
44,354
37,562
26,156
17,363
5,596
253
131,284
(70)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control”
section of this report for more information about rating categories.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 19
Expected credit loss measurement (continued)
f) Sensitivity information
As outlined in Note 1a, ECL estimates involve significant uncertainties at the time they are made.
ECL models
The models applied
to determine point
-in-time PD and
LGD rely on market
and statistical
data, which has
been found
to
correlate
well
with
historically
observed
defaults
in
sufficiently
homogeneous
segments.
The
risk
sensitivities
for
each of the
ECL report
ing segments
to such factors
are summarized
in Note 9.
Climate risk
Climate risk
may negatively
affect clients
or portfolios
due to
direct or
indirect transition
costs, or
exposure to
chronic
and acute physical risks in
locations likely to be impacted
by climate change. Such effects could
lead to a deterioration in
creditworthiness, which in turn would have an impact on ECLs.
Although some
macroeconomic indicators
used in
the current
PD models
could be
influenced by
climate change,
UBS
currently does not use specific climate risk scenarios in
addition to the four general economic scenarios applied
to derive
the weighted-average ECL. The rationale for the approach at this point in time is the significance of model risks and the insufficient level of qualitative and quantitative data necessary for calibration and probability weighting.
Instead, UBS focuses on the process of vetting clients and business transactions, where both physical and transition risks
for selected sensitive portfolios
use internally developed, climate
assessment models. This review
process may lead
to a
downward revision of the counterparty’s credit
rating or the adoption of risk
mitigating actions, impacting the individual
contribution to ECLs.
UBS assesses climate
risk impacts across
key lending portfolios
using a combination
of qualitative and
quantitative inputs,
including
climate
scenario
analysis
and
exposures
to
climate-sensitive
sectors,
as
part
of
its
financial
risk
materiality
assessment. These assessments rely on conservative climate stress-testing methodologies that differ from ECL models in
assumptions, horizons and calibration, with credit risk impacts primarily arising through indirect macroeconomic effects, and therefore do not allow a
direct inference of impacts on ECL allowances.
UBS instead assesses the need for climate-
related
ECL
adjustments
through
post-model
adjustments.
As
part
of
the
quarterly
ECL
governance,
climate-related
events, such
as landslides,
floods and
wildfires, are
discussed at
senior management
level, and
if required,
dedicated post-
model adjustments are booked to increase the model-based ECL allowance levels.
It was assessed that the magnitude of any impact of climate risk on the weighted-average ECL would not be material as
of 31 December 2025. Therefore, no specific post-model adjustment was made in this regard.
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 19
Expected credit loss measurement (continued)
Potential effect on stage 1 and stage 2 positions from changing the global key parameters as of 31 December 2025
USD m 100% Baseline
100% Asset price
appreciation
100% Moderate
stagflation crisis
100% Global
trade war
Weighted average
Change in key parameters
Fixed income: Government bonds (absolute change)
–1.00%
(2)
(2)
(62)
(61)
(11)
–0.50%
(2)
(2)
(34)
(42)
(6)
+0.50%
11
9
39
96
12
+1.00%
25
20
86
208
28
Unemployment rate (absolute change)
–1.00%
(9)
(7)
(25)
(36)
(8)
–0.50%
(5)
(4)
(10)
(20)
(5)
+0.50%
8
6
18
22
5
+1.00%
14
12
33
52
13
Real GDP growth (relative change)
–2.00%
32
17
46
75
31
–1.00%
15
9
25
37
16
+1.00%
(7)
(6)
(20)
(27)
(13)
+2.00%
(15)
(12)
(45)
(60)
(27)
House Price Index (relative change)
–5.00%
20
13
56
240
34
–2.50%
9
5
25
110
15
+2.50%
(6)
(5)
(22)
(97)
(13)
+5.00%
(12)
(9)
(40)
(182)
(25)
Equity & Commodity Index (relative change)
–10.00%
13
7
10
6
7
–5.00%
5
4
6
1
3
+5.00%
(2)
(2)
0
(5)
(3)
+10.00%
(4)
(4)
(3)
(6)
(5)
Equity Volatility (absolute change)
–10.00%
(7)
(4)
(11)
(17)
(9)
–5.00%
(4)
(2)
(5)
(9)
(5)
+5.00%
7
2
6
12
5
+10.00%
12
6
16
26
10
Sensitivities
can
be
more
meaningfully
assessed
in
the
context
of
coherent
scenarios
with
consistently
developed
macroeconomic
factors.
The
table
above
outlines
favorable
and
unfavorable
effects,
based
on
reasonably
possible
alternative changes
to the
economic conditions
for stage 1
and stage 2
positions. The
ECL impact
is calculated
for material
portfolios and disclosed for each scenario.
Changes to
forecasting timelines may
have an
effect on
ECLs: depending
on the
cycle, a
longer or
shorter forecasting
horizon might lead to different annualized lifetime PD
and average LGD estimations. This is currently not
deemed to be
material for UBS, as a large proportion of loans, including mortgages in Switzerland, have maturities that are within the forecasting horizon.
Scenario weights and stage allocation
Potential effect on stage 1 and stage 2 positions from changing scenario weights or moving to an ECL lifetime calculation as of 31 December 2025
Actual ECL allowances
and provisions,
including staging (as
per Note 9)
Pro forma ECL allowances and provisions, including staging
and assuming application of 100% scenario weighting
Pro forma ECL
allowances and
provisions, assuming
all positions are
subject to lifetime ECL
Scenarios Weighted average
100% Asset price
appreciation 100% Baseline
100% Moderate
stagflation
100% Global
trade war Weighted average
USD m, except where indicated
Segmentation
Private clients with mortgages
(62)
(35)
(38)
(114)
(436)
(215)
Real estate financing
(60)
(49)
(53)
(108)
(129)
(151)
Large corporate clients
(399)
(260)
(306)
(525)
(791)
(664)
SME clients
(212)
(195)
(208)
(312)
(493)
(340)
Ship financing
(10)
(9)
(9)
(10)
(14)
(22)
Consumer financing / credit cards
(80)
(74)
(75)
(80)
(87)
(239)
Other segments
(415)
(409)
(413)
(442)
(469)
(514)
Total
(1,237)
(1,030)
(1,102)
(1,591)
(2,418)
(2,146)

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
positions are
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
1,102
m (31 December
2024: USD
818
m) instead of USD
1,237
m (31 December 2024: USD
1,110
m) if ECLs had been determined solely
on the
baseline scenario . The weighted-average ECL therefore amounted to
112
% (31 December 2024:
135
%) of the baseline
value. The effects of weighting each of the four scenarios 100% are shown in the table above.
Stage allocation and SICR
The determination of what
constitutes an SICR is
based on management judgment, as
explained in Note 1a. Changing
the SICR trigger will have
a direct effect on ECLs, as
more or fewer positions would
be subject to lifetime ECLs
under any
scenario.
The
impact
of
the
SICR
trigger
on
overall
ECL
is
demonstrated
in
the
table
above
with
the
indication
that
the
ECL
allowances and provisions for stage 1 and stage 2 positions would have been USD
2,146
m, if all non-impaired positions
across the portfolio had been measured
for lifetime ECLs irrespective of their
actual SICR status. This amount compares
with actual stage 1 and 2 allowances and provisions of USD
1,237
m as of 31 December 2025.
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
of UBS AG’s lending
to SME clients
and real estate
financing is documented
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
to monitor the quality
of third-party pricing
sources, where used. For
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
›
Refer to Note 20d for more information

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 20
Fair value measurement (continued)
c) Fair value hierarchy
The table
below provides
the fair
value hierarchy
classification of
financial and
non-financial assets
and liabilities
measured
at
fair
value.
The
narrative
that
follows
describes
valuation
techniques
used
in
measuring
the
fair
value
of
different
product types
(including significant
valuation inputs
and assumptions
used) and
the factors
considered in
determining
their classification within the fair value hierarchy.
During 2025, there were no material transfers
of assets or liabilities between Level 1
and Level 2 that were held
for the
entire reporting period.
Determination of fair values from quoted market prices or valuation techniques
1
31.12.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
143,013
29,509
2,333
174,854
128,428
27,687
3,108
159,223
of which: Equity instruments
127,459
538
151
128,149
116,536
430
91
117,056
of which: Government bills / bonds
6,868
4,298
2
11,168
4,443
3,261
41
7,746
of which: Investment fund units
8,319
1,287
71
9,677
6,537
987
151
7,675
of which: Corporate and municipal bonds
367
21,358
874
22,599
911
17,585
838
19,334
of which: Loans
0
1,703
1,111
2,814
0
5,200
1,799
6,998
of which: Asset-backed securities
0
324
123
447
1
219
153
373
Derivative financial instruments
581
144,514
3,230
148,325
795
182,849
2,792
186,435
of which: Foreign exchange
293
48,079
306
48,678
472
100,572
66
101,111
of which: Interest rate
0
34,156
1,159
35,315
0
41,193
878
42,071
of which: Equity / index
0
49,379
1,435
50,814
0
35,747
1,129
36,876
of which: Credit
0
3,587
323
3,910
0
2,555
581
3,136
of which: Commodities
3
9,239
5
9,247
1
2,599
17
2,617
Brokerage receivables
0
35,579
0
35,579
0
25,858
0
25,858
Financial assets at fair value not held for trading
47,564
50,817
8,911
107,293
35,910
50,545
8,747
95,203
of which: Financial assets for unit-linked investment contracts
20,776
145
0
20,922
17,101
6
0
17,106
of which: Corporate and municipal bonds
0
16,936
89
17,026
31
14,695
133
14,859
of which: Government bills / bonds
26,208
6,147
0
32,355
18,264
6,204
0
24,469
of which: Loans
0
5,760
4,226
9,987
0
4,427
3,192
7,619
of which: Securities financing transactions
0
20,553
937
21,490
0
24,026
611
24,638
of which: Asset-backed securities
0
1,002
480
1,482
0
972
597
1,569
of which: Auction rate securities
0
0
191
191
0
0
191
191
of which: Investment fund units
480
101
678
1,259
423
133
681
1,237
of which: Equity instruments
100
0
2,080
2,180
91
0
2,916
3,008
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income
11,735
2,133
0
13,868
59
2,137
0
2,195
of which: Government bills / bonds
11,659
0
0
11,659
0
0
0
0
of which: Commercial paper and certificates of deposit
0
1,944
0
1,944
0
1,959
0
1,959
of which: Corporate and municipal bonds
76
189
0
265
59
178
0
237
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
12,996
0
0
12,996
7,341
0
0
7,341
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2
0
0
62
62
0
0
84
84
Total assets measured at fair value
215,890
262,551
14,536
492,977
172,532
289,076
14,731
476,340

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 20
Fair value measurement (continued)
Determination of fair values from quoted market prices or valuation techniques (continued)
1
31.12.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
39,315
14,278
107
53,700
24,577
10,429
240
35,247
of which: Equity instruments
32,533
135
65
32,734
18,528
257
29
18,814
of which: Corporate and municipal bonds
12
11,818
37
11,867
5
8,771
206
8,982
of which: Government bills / bonds
4,894
2,007
0
6,901
4,336
1,174
0
5,510
of which: Investment fund units
1,874
177
3
2,054
1,708
162
3
1,873
Derivative financial instruments
688
150,598
4,981
156,267
829
175,788
4,060
180,678
of which: Foreign exchange
346
49,496
77
49,918
506
94,077
46
94,628
of which: Interest rate
0
30,539
317
30,856
0
36,313
324
36,636
of which: Equity / index
0
58,396
4,224
62,620
0
39,597
3,142
42,739
of which: Credit
0
4,052
314
4,366
0
3,280
414
3,694
of which: Commodities
2
8,024
16
8,043
1
2,200
15
2,216
of which: Loan commitments measured at FVTPL
0
6
26
33
0
75
62
137
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
62,202
0
62,202
0
49,023
0
49,023
Debt issued designated at fair value
0
96,457
11,087
107,544
0
90,725
11,842
102,567
Other financial liabilities designated at fair value
0
32,047
3,240
35,287
0
29,779
4,262
34,041
of which: Financial liabilities related to unit-linked investment contracts
0
21,052
0
21,052
0
17,203
0
17,203
of which: Securities financing transactions
0
3,389
459
3,848
0
5,798
0
5,798
of which: Funding from UBS Group AG
0
5,500
1,604
7,104
0
3,848
1,494
5,342
of which: Over-the-counter debt instruments
and others
0
2,107
1,178
3,284
0
2,930
2,768
5,698
Total liabilities measured at fair value
40,003
355,584
19,415
415,001
25,406
355,744
20,405
401,555
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
using expected
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
Where available, valuation
techniques use market-observable
assumptions and inputs.
If such data
is not available,
inputs
may be derived
by reference to
similar assets in
active markets, from recent
prices for comparable
transactions or from
other observable market
data. In such
cases, the inputs
selected are based
on historical experience
and practice for
similar
or analogous
instruments, derivation
of input
levels based
on similar
products with
observable price
levels, and
knowledge
of current market conditions and valuation approaches. Where relevant, these inputs include assumptions about climate
risk and relevant geopolitical risks.
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
cash
flow
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 20
Fair value measurement (continued)
Product Valuation and classification in the fair value hierarchy
Financial liabilities
related to unit-
linked investment
contracts
Valuation –
The fair
values of
investment contract
liabilities are
determined by
reference to
the fair
value of
the
corresponding assets.
Fair value
hierarchy
–
The
liabilities
themselves
are
not
actively
traded
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
adjustments (FVAs),
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
–
Options are generally
treated as Level 2,
as the calibration
process enables the
model output to
be validated
to active-market levels.
Models calibrated in
this way are
then used to
revalue the portfolio
of both standard
options and more exotic products.
–
Interest rate
swap or
option contracts
are classified
as Level 3
when the
terms exceed
standard market-
observable quotes.
–
Exotic options for which appropriate
volatility or correlation input levels
cannot be implied from observable
market data are classified as Level 3.
Credit derivative
contracts
Valuation –
Credit
derivative
contracts
are
valued
using industry-standard
models
based primarily
on
market
credit
spreads, credit volatility, upfront pricing points and
implied recovery rates. Where a derivative
credit spread
is not directly available, it may be derived from the price of the reference cash bond.
–
Asset-backed credit
derivatives are
valued using
a valuation
technique similar
to that
of the
underlying
security with an adjustment to reflect the funding differences between cash and synthetic form.
Fair value
hierarchy
–
Single-entity and
portfolio credit
derivative contracts
are classified
as Level 2
when credit
spreads, credit
volatility
and
recovery
rates
are
determined
from
actively
traded
observable
market
data.
Where
the
underlying reference
name(s) are
not actively
traded and
the correlation
cannot be
directly mapped
to
actively traded tranche instruments, these contracts are classified as Level 3.
–
Asset-backed
credit
derivatives
follow
the
characteristics
of
the
underlying
security
and
are
therefore
distributed across Level 2 and Level 3.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 20
Fair value measurement (continued)
Deferred day-1 profit or loss reserves
USD m 2025 2024 2023
Reserve balance at the beginning of the year
421
397
422
Profit / (loss) deferred on new transactions
299
244
250
(Profit) / loss recognized in the income statement
(271)
(215)
(275)
Foreign currency translation
(2)
(6)
0
Reserve balance at the end of the year
446
421
397
Own credit
Own credit risk is reflected in the valuation of UBS AG’s financial liabilities designated at fair value through profit or loss where
this
component
is
considered
relevant
for
valuation
purposes
by
UBS
AG’s
counterparties
and
other
market
participants.
Changes in
the fair
value of
financial liabilities
designated at
fair value
through profit
or loss
related to
own credit
are
recognized
in
Other
comprehensive
income
directly
within
Retained
earnings
,
with
no
reclassification
to
the
income
statement
in
future
periods.
This
presentation
does
not
create
or
increase
an
accounting
mismatch
in
the
income
statement, as UBS AG does not hedge changes in own credit.
Gains and losses on own
credit are estimated using own credit
adjustment (OCA) curves, which incorporate observable
market data,
including market-observed
secondary prices
for UBS
AG’s debt
and debt
curves of
its peers.
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
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Recognized during the period:
Realized gain / (loss)
(51)
(50)
8
Unrealized gain / (loss)
(519)
(891)
(869)
Total gain / (loss), before tax
(569)
(941)
(861)
of which: recognized during the period and disclosed in the Statement of comprehensive income
(569)
75
(861)
of which: recognized upon the merger of UBS AG and Credit Suisse AG in retained earnings
(1,016)
USD m 31.12.25 31.12.24 31.12.23
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)
(1,733)
(1,165)
(312)
of which: debt issued designated at fair value
(1,014)
(780)
(208)
of which: other financial liabilities designated at fair value
(719)
(385)
(105)
Credit valuation adjustments
When measuring the fair value of OTC derivative instruments, including funded derivative instruments that are classified
as
Financial assets
at fair value
not held for
trading
, CVAs are applied
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
Funding valuation adjustments
Uncollateralized FVAs reflect the
costs and benefits
of funding associated
with uncollateralized
and partially collateralized
derivative
receivables
and
payables
and
are
calculated
as
the
valuation
effect
from
moving
the
discounting
of
the
uncollateralized
derivative
cash
flows
from
the
ARR
to
OCA
using
the
CVA
framework,
including
the
probability
of
counterparty default. An
FVA is also applied
to collateralized derivative
assets in cases
where the collateral
cannot be sold
or repledged
and in
cases where
collateral agreements
contain optionality
regarding the
type of
collateral that
can be
pledged or received.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
applied
to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity.
The bid–offer
spreads used
in the
calculation of
this valuation
adjustment are
obtained from
market
transactions and other relevant sources and are updated periodically.
Uncertainties associated
with the
use of
model-based valuations
are incorporated
into the
measurement of
fair value
through the use of
model reserves. These reserves
reflect the amounts that
UBS AG estimates should be
adjusted from
valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model
and market inputs used, or in the
calibration of the model output to adjust
for known model deficiencies. In arriving at
these
estimates,
UBS AG
considers
a
range
of
market
practices,
including
how
it
believes
market
participants
would
assess these uncertainties.
Model reserves are
reassessed periodically in
light of data
from market transactions,
consensus
pricing services and other relevant sources.
Other valuation adjustment reserves on the balance sheet
As of
USD m 31.12.25 31.12.24
Credit valuation adjustments
1
(29)
(125)
Funding and debit valuation adjustments
(50)
(96)
Other valuation adjustments
(740)
(1,206)
of which: liquidity
(523)
(746)
of which: model uncertainty
(217)
(460)
1 Amount does not include reserves against defaulted counterparties.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 20
Fair value measurement (continued)
e) Level 3 instruments: valuation techniques and inputs
The table below presents
material Level 3 assets and liabilities, together
with the valuation techniques used to
measure
fair value,
the inputs
used in
a given
valuation technique
that are
considered significant
as of
31 December 2025
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
Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant
unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
31.12.25 31.12.24
USD bn 31.12.25 31.12.24 31.12.25 31.12.24 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial instruments other than derivative financial instruments
Corporate and municipal
bonds
1.0
1.0
0.0
0.2
Relative value to
market comparable Bond price equivalent
11
104
80
23
114
98
points
Loans at fair value (held
for trading and not held
for trading) and
guarantees
3
5.6
5.2
0.0
0.0
Relative value to
market comparable Loan price equivalent
19
101
87
1
173
84
points
Discounted expected
cash flows Credit spread
233
277
277
16
545
195
basis
points
Market comparable
and securitization
model Credit spread
85
1,965
323
75
1,899
208
basis
points
Asset-backed securities
0.6
0.7
0.0
0.0
Relative value to
market comparable Bond price equivalent
6
120
82
0
112
79
points
Investment fund units
4
0.7
0.8
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
4
2.2
3.0
0.1
0.0
Relative value to
market comparable Price
Securities financing
transactions
0.9
0.6
0.5
0.0
Discounted expected
cash flows Funding spread
95
166
95
201
basis
points
Debt issued designated at
fair value and Other
financial liabilities
designated at fair value
3
13.9
16.1
Derivative financial instruments
Interest rate
1.2
0.9
0.3
0.3
Option model
Volatility of interest
rates
61
85
50
156
basis
points
Credit
0.3
0.6
0.3
0.4
Discounted expected
cash flows
Credit spreads
3
1,040
2
1,789
basis
points
Recovery rates
4
60
0
100
%
Option model Recovery rates
0
40
%
Equity / index
1.4
1.1
4.2
3.1
Option model Equity dividend yields
0
11
0
16
%
Volatility of equity
stocks, equity and
other indices
3
104
4
126
%
Equity-to-FX
correlation
(65)
70
(65)
80
%
Equity-to-equity
correlation
(10)
100
0
100
%
Loan commitments
measured at FVTPL
0.0
0.1
Relative value to
market comparable Loan price equivalent
80
100
60
101
points
1 The ranges of significant unobservable
inputs are represented in points, percentages
and basis points. Points are
a percentage of par (e.g. 100 points
would be 100% of par).
2 Weighted averages are provided
for most
non-derivative financial
instruments and
were calculated
by weighting
inputs based
on the
fair values
of the
respective instruments.
Weighted averages
are not
provided for
inputs related
to Securities
financing transactions and Derivative financial instruments, as this would not be meaningful.
3 Excludes securities financing transactions. Debt issued designated at fair value and Other financial liabilities designated
at fair value primarily consists of UBS AG structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of which
have embedded derivative parameters that are
considered to be unobservable. The derivative instrument parameters for debt issued designated at
fair value, embedded derivatives for over-the-counter debt instruments reported under Other
financial liabilities designated
at fair value
and funded derivatives
reported under Loans
at fair value
(held for trading
and not held
for trading) are
presented in the
corresponding derivative
financial instruments lines in this table.
4 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
applicable to the
stock in question.
Dividend yields are
generally expressed as
an annualized percentage
of the share price,
with the lowest limit
of 0% representing a
stock that is not
expected to pay any
dividend. The dividend
yield and timing
represent the most
significant parameter in
determining fair value
for instruments that
are sensitive to
an
equity forward price.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 20
Fair value measurement (continued)
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
Sensitivity of fair value measurements to changes in unobservable input assumptions
1
31.12.25 31.12.24
USD m
Favorable
changes
Unfavorable
changes
Favorable
changes
Unfavorable
changes
Loans at fair value (held for trading and not held for trading) and guarantees
2
79
(67)
185
(143)
Securities financing transactions
16
(8)
30
(24)
Auction rate securities
8
(4)
8
(6)
Asset-backed securities
15
(15)
32
(28)
Equity instruments
414
(389)
333
(308)
Investment fund units
204
(206)
179
(181)
Loan commitments measured at FVTPL
15
(25)
38
(42)
Interest rate derivatives, net
52
(23)
115
(70)
Credit derivatives, net
25
(55)
112
(117)
Foreign exchange derivatives, net
9
(6)
3
(2)
Equity / index derivatives, net
667
(570)
732
(617)
Other
206
(83)
289
(161)
Total
1,710
(1,452)
2,056
(1,700)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
2 Sensitivity of funded derivatives is reported under equivalent derivatives.
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 20
Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance at
the
beginning
of the
period
Effect from
merger of
UBS AG
and Credit
Suisse AG
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers
into
Level 3
Transfers
out of
Level 3
Foreign
currency
translation
Balance
at the end
of the
period
For the twelve months ended 31 December 2025
2
Financial assets at fair value held for
trading
3.1
(0.2)
(0.2)
0.6
(1.6)
0.5
(0.4)
0.3
(0.1)
0.1
2.3
of which: Equity instruments
0.1
(0.0)
(0.0)
0.0
(0.0)
0.0
(0.0)
0.1
(0.0)
0.0
0.2
of which: Corporate and municipal
bonds
0.8
(0.1)
(0.0)
0.6
(0.5)
0.0
(0.0)
0.1
(0.1)
0.0
0.9
of which: Loans
1.8
0.0
(0.1)
0.0
(0.8)
0.5
(0.4)
0.0
(0.0)
0.0
1.1
Derivative financial instruments –
assets
2.8
(0.3)
(0.2)
0.0
(0.0)
1.3
(1.2)
0.9
(0.3)
(0.0)
3.2
of which: Interest rate
0.9
0.2
0.1
0.0
(0.0)
0.1
(0.3)
0.5
(0.1)
(0.1)
1.2
of which: Equity / index
1.1
(0.3)
(0.3)
0.0
(0.0)
0.8
(0.4)
0.3
(0.2)
0.0
1.4
of which: Credit
0.6
(0.1)
(0.0)
0.0
(0.0)
0.1
(0.3)
0.1
(0.0)
0.0
0.3
Financial assets at fair value not held
for trading
8.7
0.7
0.6
0.3
(1.6)
2.4
(1.8)
0.2
(0.3)
0.2
8.9
of which: Loans
3.2
0.8
0.8
0.0
(0.0)
1.9
(1.5)
0.0
(0.2)
0.1
4.2
of which: Auction rate securities
0.2
0.0
0.0
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
0.2
of which: Equity instruments
2.9
0.0
(0.0)
0.2
(1.2)
0.0
(0.0)
0.0
(0.0)
0.1
2.1
of which: Investment fund units
0.7
0.0
0.0
0.1
(0.2)
0.0
(0.0)
0.0
(0.0)
0.0
0.7
of which: Asset-backed securities
0.6
(0.0)
(0.0)
0.0
(0.1)
0.0
(0.1)
0.1
(0.0)
0.0
0.5
Derivative financial instruments –
liabilities
4.1
0.3
0.3
0.0
(0.0)
2.3
(1.5)
0.4
(0.6)
0.1
5.0
of which: Interest rate
0.3
0.0
(0.1)
0.0
(0.0)
0.2
(0.2)
0.0
(0.0)
0.0
0.3
of which: Equity / index
3.1
0.3
0.4
0.0
(0.0)
1.9
(1.0)
0.3
(0.5)
0.0
4.2
of which: Credit
0.4
(0.1)
(0.0)
0.0
(0.0)
0.1
(0.2)
0.0
(0.0)
0.0
0.3
of which: Loan commitments
measured at FVTPL
0.1
0.0
0.0
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
0.0
Debt issued designated at fair value
11.8
0.8
0.8
0.0
(0.0)
4.2
(3.4)
0.8
(3.7)
0.4
11.1
Other financial liabilities designated
at fair value
4.3
0.1
0.1
0.0
(0.0)
0.7
(2.0)
0.0
(0.0)
0.1
3.2
For the twelve months ended 31 December 2024
Financial assets at fair value held for
trading
1.8
7.8
(0.0)
(0.3)
0.5
(4.2)
0.5
(3.1)
0.3
(0.4)
(0.1)
3.1
of which: Equity instruments
0.1
0.1
(0.1)
(0.1)
0.0
(0.2)
0.0
(0.0)
0.1
(0.0)
(0.0)
0.1
of which: Corporate and municipal
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
0
0
0.0
(0.1)
0.0
0.0
0.3
(0.1)
0
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
2 Total Level 3 assets as
of 31 December 2025 were USD
14.5
bn
(31 December 2024: USD
14.7
bn). Total Level 3 liabilities as of 31 December 2025 were USD
19.4
bn (31 December 2024: USD
20.4
bn).

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
Maximum exposure to credit risk
31.12.25
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other
collateral Netting
Credit
derivative
contracts
Guarantees
and sub-
participations
Financial assets measured at
fair value on the balance sheet
1
Financial assets at fair value
held for trading – debt instruments
2,3
37.0
37.0
Derivative financial instruments
4,5
148.3
6.6
126.1
15.6
Brokerage receivables
35.6
35.4
0.2
Financial assets at fair value not
held for trading – debt instruments
6
82.9
0.0
31.0
0.6
51.3
Total financial assets measured at fair value
303.9
0.0
73.0
0.0
0.6
126.1
0.0
0.0
104.1
Guarantees
0.3
0.0
0.1
0.2
0.0
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
320.6
0.1
63.9
0.0
1.0
156.0
0.0
0.0
99.7
Guarantees
0.4
0.1
0.0
0.3
0.0
1 The maximum exposure to
loss is generally equal to the
carrying amount and subject to change
over time with market movements.
2 For the purpose of this
disclosure, collateral and credit
enhancements were
not considered as these positions
are generally managed under
the market risk
framework.
3 Does not include investment
fund units.
4 Includes USD
32
m of fair value
loan commitments (31 December
2024:
USD
146
m) and USD
7
m of forward
starting reverse repurchase
agreements classified as
derivatives (31 December
2024: USD
20
m). The full
contractual committed amount
of forward starting
reverse repurchase
agreements (generally
highly collateralized)
of USD
54.5
bn (31 December
2024: USD
51.5
bn) and
derivative loan
commitments (mostly
secured) of
USD
13.6
bn, of
which USD
3.5
bn has
been sub-participated
(31 December 2024: USD
14.8
bn, of which USD
4.0
bn had been sub-participated), is presented in Note 10 under notional
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 20
Fair value measurement (continued)
i) Financial instruments not measured at fair value
The table below provides the estimated fair values of financial instruments not measured at fair value.
Financial instruments not measured at fair value
31.12.25 31.12.24
Carrying
amount Fair value
Carrying
amount Fair value
USD bn Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total
Assets
Cash and balances at central banks
209.9
209.9
0.0
0.0
0.0
209.9
223.3
223.3
0.0
0.0
0.0
223.3
Amounts due from banks
19.2
18.4
0.0
0.8
0.0
19.2
18.1
17.1
0.0
0.8
0.2
18.1
Receivables from securities financing
transactions measured at amortized cost
83.7
79.4
0.0
3.7
0.5
83.7
118.3
115.1
0.0
2.8
0.4
118.3
Cash collateral receivables on derivative
instruments
41.6
41.6
0.0
0.0
0.0
41.6
44.0
44.0
0.0
0.0
0.0
44.0
Loans and advances to customers
658.8
178.5
0.0
41.6
430.1
650.2
587.3
182.9
0.0
44.5
355.0
582.4
Other financial assets measured at
amortized cost
72.0
12.2
16.2
40.1
2.8
71.3
59.3
10.5
13.2
31.0
2.8
57.5
Liabilities
Amounts due to banks
24.4
16.4
0.0
8.1
0.0
24.5
23.3
16.1
0.0
7.2
0.0
23.4
Payables from securities financing
transactions measured at amortized cost
16.2
6.1
0.0
9.9
0.2
16.2
14.8
7.1
0.0
7.5
0.2
14.8
Cash collateral payables on derivative
instruments
34.7
34.7
0.0
0.0
0.0
34.7
36.4
36.4
0.0
0.0
0.0
36.4
Customer deposits
796.3
737.1
0.0
59.6
0.0
796.7
749.5
677.3
0.0
72.6
0.0
750.0
Funding from UBS Group AG measured at
amortized cost
110.6
1.9
0.0
112.7
0.0
114.6
107.9
2.5
0.0
110.0
0.0
112.5
Debt issued measured at amortized cost
100.2
14.2
0.0
86.4
0.0
100.6
101.1
15.6
0.0
87.1
0.0
102.7
Other financial liabilities measured at
amortized cost
2
13.1
13.1
0.0
0.0
0.0
13.1
17.9
16.5
0.0
0.1
1.3
17.9
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 21
Offsetting financial assets and financial liabilities
UBS AG
enters
into
netting
agreements
with
counterparties
to
manage
the
credit
risks
associated
primarily
with
repurchase
and
reverse
repurchase
transactions,
securities
borrowing
and
lending,
over-the-counter
derivatives,
and
exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set
liabilities
off
against
available
assets
received
in
the
ordinary
course
of
business
and / or
in
the
event
that
the
counterparties to the transaction are unable to fulfill their contractual obligations.
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
As of 31.12.25, USD bn
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
91.5
(21.9)
69.6
(2.0)
(67.1)
0.5
14.0
14.5
83.7
Derivative financial instruments
141.9
(3.4)
138.5
(110.3)
(22.4)
5.8
9.8
15.6
148.3
Cash collateral receivables on
derivative instruments
4
40.1
0.0
40.1
(24.1)
(1.7)
14.2
1.5
15.7
41.6
Financial assets at fair value
not held for trading
114.3
(88.3)
26.0
(1.3)
(24.8)
0.0
81.3
81.3
107.3
of which: reverse
repurchase agreements
108.9
(88.3)
20.6
(1.3)
(19.3)
0.0
0.2
0.2
20.8
Total assets
387.8
(113.6)
274.2
(137.7)
(116.0)
20.5
106.6
127.1
380.8
As of 31.12.24, USD bn
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
4 The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives that are legally net settled on a daily
basis and exchange-traded derivatives that are economically settled on a daily basis.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 21
Offsetting financial assets and financial liabilities (continued)
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
Liabilities subject to netting arrangements
Netting recognized on the balance sheet
Netting potential not recognized
on the balance sheet
1
Liabilities not
subject
to netting
arrangements
2
Total liabilities
As of 31.12.25, USD bn
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
36.4
(21.1)
15.2
(2.0)
(13.2)
4
0.0
1.0
1.0
16.2
Derivative financial instruments
151.2
(3.4)
147.8
(110.3)
(29.0)
8.5
8.5
17.0
156.3
Cash collateral payables on
derivative instruments
5
32.9
0.0
32.9
(15.8)
(1.7)
15.3
1.9
17.2
34.7
Other financial liabilities
designated at fair value
94.2
(89.1)
5.1
(1.3)
(3.8)
0.0
30.2
30.2
35.3
of which: repurchase agreements
92.7
(89.1)
3.6
(1.3)
(2.3)
0.0
0.3
0.3
3.8
Total liabilities
314.6
(113.6)
201.0
(129.4)
(47.8)
23.8
41.5
65.3
242.5
As of 31.12.24, USD bn
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
held for trading” lines in the
assets table presented above.
4 Includes collateral of USD
9.1
bn (2024: USD
8.8
bn) for securities financing transactions measured at amortized cost that use UBS AG debt instruments as the underlying.
5 The net
amount of Cash collateral
payables on derivative
instruments recognized on
the balance sheet includes
certain OTC derivatives
that are legally net
settled on a daily
basis and exchange-traded
derivatives that are
economically settled on a daily basis.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
Financial
assets
pledged
as
collateral
include
pledged
mortgage
loans,
which
serve
as
collateral
for
existing
liabilities
against Swiss mortgage
institutions and US
Federal Home Loan
Banks, and in
connection with the
issuance of covered
bonds. Existing liabilities
against Swiss central
mortgage institutions and
US Federal Home
Loan Banks and
for existing
covered bond issuances were USD
54.0
bn as of 31 December 2025 (31 December 2024: USD
48.4
bn).
Other financial
assets are
pledged as
collateral in
relation to
securities lending
transactions and
in repurchase
transactions,
which are generally
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
Restricted financial assets
USD m 31.12.25 31.12.24
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Financial assets pledged as collateral
Cash and balances at central banks
1
1,031
876
Financial assets at fair value held for trading
84,065
44,627
71,050
38,532
Loans and advances to customers
71,189
71,887
Financial assets at fair value not held for trading
4,670
3,202
3,645
2,566
Other financial assets measured at amortized cost
10,150
8,689
8,703
7,891
Financial assets measured at fair value through other comprehensive income
43
43
Total financial assets pledged as collateral
171,149
156,160
Other restricted financial assets
Amounts due from banks
2,794
2,473
Financial assets at fair value held for trading
179
264
Cash collateral receivables on derivative instruments
8,406
8,006
Loans and advances to customers
146
186
Other financial assets measured at amortized cost
2
4,852
4,184
Financial assets at fair value not held for trading
24,467
20,377
Financial assets measured at fair value through other comprehensive income
1,843
1,863
Other
285
128
Total other restricted financial assets
42,971
37,481
Total financial assets pledged and other restricted financial assets
3
214,120
193,641
1 Predominantly reflects assets pledged
to the depositor protection
system in Switzerland.
2 Predominantly includes cash
collateral provided to exchanges
and clearing houses to
secure securities trading activity
through those counterparties.
3 Does not include
assets placed with
central banks
related to undrawn
credit lines and
for payment, clearing
and settlement purposes,
as well as
undrawn contingency
funding
facilities (31 December 2025: USD
42.6
bn; 31 December 2024: USD
30.5
bn).

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 22
Restricted and transferred financial assets (continued)
In
addition
to
restrictions
on
financial
assets,
UBS AG
and
its
subsidiaries
are,
in
certain
cases,
subject
to
regulatory
requirements that
affect the
transfer of
dividends and
capital within
UBS AG, as
well as
intercompany lending.
Supervisory
authorities may also
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
USD m 31.12.25 31.12.24
Carrying amount
of transferred
assets
Carrying amount of
associated liabilities
recognized
on balance sheet
Carrying amount
of transferred
assets
Carrying amount of
associated liabilities
recognized
on balance sheet
Financial assets at fair value held for trading that may be sold or repledged by counterparties
44,627
24,137
38,532
19,690
Financial assets at fair value not held for trading that may be sold or repledged by counterparties
3,202
2,580
2,566
2,012
Other financial assets measured at amortized cost that may be sold or repledged by counterparties
8,689
7,575
7,891
7,442
Financial assets measured at fair value through other comprehensive income that may be sold or repledged by counterparties
43
43
Total financial assets transferred
56,561
34,335
48,989
29,144
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
Transferred financial assets that are not subject to derecognition in full but remain on the balance sheet to the extent of
UBS AG’s continuing involvement were not material as of 31 December 2025 and as of 31 December 2024.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 22
Restricted and transferred financial assets (continued)
c) Transferred financial assets that are derecognized in their entirety with continuing involvement
Continuing involvement in a transferred and fully
derecognized financial asset may result from
contractual provisions in
the particular transfer agreement
or from a
separate agreement, with the
counterparty or a third
party, entered into in
connection with the transfer.
The fair value
and carrying amount
of UBS AG’s continuing
involvement from transferred
positions as of
31 December
2025 and
31 December 2024
was not material.
Life-to-date losses reported
in prior periods
primarily related to
legacy
positions in securitization vehicles that have been fully marked down, with no remaining exposure to loss.
d) Off-balance sheet assets received
The table below presents assets received from third parties
that can be sold or
repledged and that are not recognized on
the balance sheet but that are held as collateral, including amounts that have been sold or repledged.
Off-balance sheet assets received
USD m 31.12.25 31.12.24
Fair value of assets received that can be sold or repledged
1
674,167
581,769
of which: sold or repledged
2
499,184
383,227
1 Includes securities
received as initial
margin from its
clients that UBS
AG is
required to remit
to central
counterparties, brokers
and deposit banks
through its exchange-traded
derivative clearing
and execution
services.
2 Does not include off-balance sheet securities (31 December 2025: USD
15.3
bn; 31 December 2024: USD
21.4
bn) placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there are no associated liabilities or contingent liabilities.
Note 23
Maturity analysis of assets and liabilities
a) Maturity analysis of carrying amounts of assets and liabilities
The table
below provides
an analysis
of carrying
amounts of
balance sheet
assets and
liabilities, as
well as
off-balance
sheet exposures
by residual
contractual maturity
as
of the
reporting
date.
The
residual
contractual maturity
of
assets
includes the effects of callable features. The residual contractual maturity of liabilities and off-balance sheet exposures is
based on the earliest date on which a third party could require UBS AG to pay.
Derivative financial instruments and financial assets
and liabilities at fair value held
for trading are presented in the
Due
within 1 month
column; however, the respective
contractual maturities may
extend over periods significantly
longer than
one month.
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
Non-financial assets and
liabilities with no
contractual maturity are
generally included in
the
Perpetual / Not
applicable
column.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 23
Maturity analysis of assets and liabilities (continued)
Maturity analysis of carrying amounts of assets and liabilities
31.12.25
USD bn
Due within
1 month
Due between
1 and 3
months
Due between
3 and 12
months
Due between
1 and 2 years
Due between
2 and 5 years
Due over
5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at amortized cost
532.7
44.8
77.6
131.6
161.5
136.8
1,085.1
Amounts due from banks
17.7
0.7
0.7
0.0
0.1
0.1
19.2
Loans and advances to customers
184.2
31.9
67.9
122.5
138.9
113.4
658.8
Other financial assets measured at amortized cost
10.9
1.4
5.0
8.9
22.5
23.3
72.0
Total financial assets measured at fair value through profit or loss
402.0
10.4
12.4
22.1
14.5
1.3
3.4
466.1
Financial assets at fair value not held for trading
43.2
10.4
12.4
22.1
14.5
1.3
3.4
107.3
Financial assets measured at fair value through other
comprehensive income
0.1
0.6
1.4
0.0
0.5
11.2
13.9
Total non-financial assets
18.2
0.5
0.3
1.0
32.3
52.2
Total assets
953.0
55.9
91.8
153.7
176.8
150.2
35.7
1,617.2
Liabilities
Total financial liabilities measured at amortized cost
759.1
64.6
87.2
30.6
72.6
65.4
19.6
1,099.2
Customer deposits
681.5
55.6
38.3
9.1
11.7
0.1
796.3
Funding from UBS Group AG measured at amortized cost
1.8
0.2
5.4
9.2
32.6
41.8
19.6
110.6
Debt issued measured at amortized cost
7.1
7.0
36.9
7.5
19.2
22.4
100.2
of which: non-subordinated
7.1
7.0
36.6
7.5
19.1
22.4
99.9
of which: subordinated
0.0
0.2
0.0
0.1
0.3
Total financial liabilities measured at fair value through
profit or loss
1
310.6
10.9
24.1
31.8
12.4
25.2
415.0
Debt issued designated at fair value
14.4
10.5
22.9
30.6
11.1
18.1
107.5
Total non-financial liabilities
8.4
4.4
0.0
0.1
0.2
0.2
0.6
13.8
Total liabilities
1,078.2
79.9
111.3
62.5
85.2
90.7
20.3
1,528.0
Guarantees, loan commitments and forward starting transactions
2
Irrevocable loan commitments
80.7
0.6
0.8
0.1
82.1
Guarantees
47.4
47.4
Forward starting reverse repurchase and securities borrowing agreements
10.7
10.7
Irrevocable committed prolongation of existing loans
3.3
2.1
2.8
0.0
8.2
Total
142.0
2.7
3.5
0.1
148.4
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
0.3
0.3
0.1
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
24.9
24.9
Irrevocable committed prolongation of existing loans
2.5
0.7
1.4
0.0
4.6
Total
146.7
1.2
1.7
0.0
149.8
1 As of 31 December 2025 and 31
December 2024, the contractual redemption amount
at maturity of debt issued designated at
fair value through profit or loss and
other financial liabilities designated at fair
value
through profit or loss was not materially different from the carrying amount.
2 The notional amounts associated with derivative loan commitments and forward starting repurchase and reverse repurchase agreements measured at fair value through profit or loss are presented together with the total notional amounts related to derivative instruments in Note 10 and have been excluded from the table above.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

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
short sale transactions, are
presented in the
Due within 1
month
column
,
as this provides a conservative reflection of the nature of these trading activities. The residual contractual maturities may
extend over periods significantly longer than one month.
Maturity analysis of financial liabilities on an undiscounted basis
31.12.25
USD bn
Due within
1 month
Due between
1 and 3
months
Due between
3 and 12
months
Due between
1 and 2 years
Due between
2 and 5 years
Due over
5 years
Perpetual /
Not
applicable Total
Financial liabilities recognized on balance sheet
1
Amounts due to banks
15.5
1.4
4.6
2.1
1.6
25.2
Payables from securities financing transactions
5.8
0.4
1.6
2.3
6.5
16.6
Cash collateral payables on derivative instruments
34.7
34.7
Customer deposits
681.9
56.2
39.5
10.2
13.8
0.1
801.8
Funding from UBS Group AG measured at amortized cost
2
2.0
1.6
8.7
14.1
45.3
54.3
19.7
145.7
Debt issued measured at amortized cost
2
7.3
7.4
38.1
8.4
20.7
24.5
106.6
Other financial liabilities measured at amortized cost
9.1
0.1
0.5
0.6
1.5
1.2
13.0
of which: lease liabilities
0.1
0.1
0.5
0.6
1.5
1.2
4.0
Total financial liabilities measured at amortized cost
756.4
67.2
93.2
37.7
89.4
80.1
19.7
1,143.7
Financial liabilities at fair value held for trading
3,4
53.7
53.7
Derivative financial instruments
3,5
156.3
156.3
Brokerage payables designated at fair value
62.2
62.2
Debt issued designated at fair value
6
14.4
10.6
23.3
31.4
11.9
24.5
116.1
Other financial liabilities designated at fair value
24.0
0.4
1.3
1.2
1.7
19.1
47.7
Total financial liabilities measured at fair value through
profit or loss
310.5
11.0
24.6
32.7
13.7
43.6
436.1
Total
1,067.0
78.2
117.8
70.4
103.1
123.7
19.7
1,579.8
Guarantees, loan commitments and forward starting transactions
Irrevocable loan commitments
7
80.7
0.6
0.8
0.1
82.1
Guarantees
47.4
47.4
Forward starting reverse repurchase and securities
borrowing agreements
7
10.7
10.7
Irrevocable committed prolongation of existing loans
3.3
2.1
2.8
0.0
8.2
Total
142.0
2.7
3.5
0.1
148.4
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
principal
payments.
2 The time-bucket Perpe
tual / Not applicable includes perpetual loss-absorbing
additional tier 1 capital instruments,
for which future interest payments are calculated
over a 5 year period.
3 Carrying
amount is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out.
4 Contractual maturities of financial liabilities at fair
value held for trading
are: USD
50.9
bn due within 1
month (31 December 2024: USD
33.0
bn), USD
2.8
bn due between 1
month and 1 year
(31 December 2024: USD
2.2
bn).
5 Includes USD
39
m (31 December 2024:
USD
166
m) related to fair values of derivative loan commitments and forward starting reverse repurchase agreements classified as derivatives, presented within “Due within 1 month”. The full contractual committed
amount of USD
68.8
bn (31 December 2024: USD
66.3
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 24
Hedge accounting
Derivatives designated in hedge accounting relationships
UBS AG applies hedge accounting
to interest rate
risk and foreign
exchange risk, including structural
foreign exchange
risk related to net investments in foreign operations.
›
Refer to “Market risk” in the “Risk management and control” section of this report for more information about how risks arise
and how they are managed by UBS AG
Hedging instruments and hedged risk
Interest rate swaps
are designated in
fair value
hedges or
cash flow
hedges of
interest rate risk
arising solely
from changes
in benchmark
interest rates.
Fair value
changes arising
from such
risk are
usually the
largest component
of the
overall
change in the fair value of the hedged position in the transaction currency.
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
future
cash
flows
are
based
on
the
following
benchmark
rates:
the
Secured
Overnight Financing
Rate
(SOFR),
the
Effective
Federal
Funds
Rate
(EFFR),
the
Swiss
Average
Rate
Overnight
(SARON),
the
Euro
Short-Term
Rate
(ESTR),
the
Euro
Interbank Offered Rate (EURIBOR), the Sterling Overnight
Index Average (SONIA), the Singapore Overnight
Rate Average
(SORA), the Bank Bill Swap Rate
(BBSW), the Tokyo
Overnight Average Rate (TONA), the Hong Kong
Interbank Offered
Rate (HIBOR) and the Norwegian Krona Overnight Index Swap (NOK OIS).
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
Hedges of net investments in foreign operations
UBS AG applies hedge accounting
for certain net investments
in foreign operations, which
include subsidiaries, branches
and associates. Upon maturity of hedging
instruments, typically one to three
months with certain hedges extending up
to twelve months, the hedge
relationship is terminated and new designations
are made to reflect any changes in
the net
investments in foreign operations.
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 24
Hedge accounting (continued)
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
Hedge ineffectiveness is recognized
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
All hedges: designated hedging instruments and hedge ineffectiveness
As of or for the year ended
31.12.25
Notional
amount
Carrying amount
Changes in
fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement USD m
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
237,149
14
23
1,619
(1,641)
(22)
Cash flow hedges
94,650
1
0
479
(465)
13
Foreign exchange risk
Fair value hedges
2
65,089
635
615
1,764
(1,787)
(23)
Hedges of net investments in foreign operations
19,305
42
260
(2,198)
2,190
(8)
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 24
Hedge accounting (continued)
Fair value hedges: designated hedged items recognized on the balance sheet
1
USD m 31.12.25 31.12.24
Interest rate
risk FX risk
Interest rate
risk FX risk
Loans and advances to customers
Carrying amount of designated loans
61,204
58,439
of which: accumulated amount of fair value hedge adjustment
38
373
of which: accumulated amount of fair value hedge adjustment subject to amortization attributable to the portion of the portfolio that ceased to be part of hedge accounting
(180)
(176)
Other financial assets measured at amortized cost – debt securities
Carrying amount of designated debt securities
18,347
9,125
of which: accumulated amount of fair value hedge adjustment
(377)
(348)
Financial assets measured at fair value through other comprehensive income
Carrying amount of designated debt securities
11,659
of which: accumulated amount of fair value changes related to hedge accounting
48
Payables from securities financing transactions measured at amortized cost
Carrying amount of designated repo transactions
1,001
of which: accumulated amount of fair value hedge adjustment
1
Customer deposits
Carrying amount of customer deposits
8,406
13,031
of which: accumulated amount of fair value hedge adjustment
6
(18)
Funding from UBS Group AG and its subsidiaries
Carrying amount of designated debt instruments
101,892
24,443
105,470
15,419
of which: accumulated amount of fair value hedge adjustment
(3,619)
(5,820)
Debt issued measured at amortized cost
Carrying amount of designated debt issued
33,415
24,502
39,731
21,047
of which: accumulated amount of fair value hedge adjustment
(20)
31
1 In addition,
as of 31
December 2025, UBS
AG designated in
fair value hedges
of FX risk
USD
16
bn (31 December
2024: USD
15
bn) of intragroup
debt instruments that
are not recognized
on the consolidated
balance sheet but FX gains and losses on these instruments impact consolidated profit or loss.
Fair value hedges: profile of the timing of the nominal amount of the hedging instrument
31.12.25
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
5
4
33
117
78
237
Cross-currency swaps
2
3
12
35
12
65
31.12.24
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
3
9
38
115
64
228
Cross-currency swaps
1
0
5
36
9
52
Cash flow hedge reserve on a pre-tax basis
USD m
31.12.25 31.12.24
Amounts related to hedge relationships for which hedge accounting continues to be applied
(1,053)
(2,514)
Amounts related to hedge relationships for which hedge accounting is no longer applied
(641)
(714)
Total other comprehensive income recognized directly in equity related to cash flow hedges, on a pre-tax basis
(1,694)
(3,228)
Foreign currency translation reserve on a pre-tax basis
USD m
31.12.25 31.12.24
Amounts related to hedge relationships for which hedge accounting continues to be applied
(1,543)
639
Amounts related to hedge relationships for which hedge accounting is no longer applied
266
266
Total other comprehensive income recognized directly in equity related to hedging instruments designated as net investment hedges, on a pre-tax basis
(1,277)
904

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 25
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
154,224
(USD
194,501
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
this basis occur,
the Pension Foundation
Board of the
respective plan is
required to take
the necessary measures
to ensure
that full funding can
be expected to be restored
within a maximum period of
10
years. If a Swiss plan
were to become
significantly
underfunded
on
a
Swiss
pension
law
basis,
additional
employer
and
employee
contributions
could
be
required. In this situation, the
risk is shared between employer
and employees, and the employer
is not legally obliged to
cover more than
50
% of the additional contributions
required. As of 31 December 2025,
the technical funding ratio in
accordance with Swiss pension law was
120.9
% at a
0.5
% technical interest rate for the UBS
Swiss plan and
124.6
% at
a
1.02
% technical interest rate for the Credit Suisse Swiss plan (UBS Swiss plan 31 December 2024:
120.6
% at a
0.5
%
technical interest rate, Credit Suisse Swiss plan 31 December 2024:
125.5
% at a
1.31
% technical interest rate).

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 25
Post-employment benefit plans (continued)
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
As of 31 December
2025, the
Swiss plans
were in surplus
situations on
an IFRS
Accounting Standards
measurement basis,
as the fair value of the
plan assets exceeded the defined
benefit obligation (DBO) by USD
3,993
m for the UBS Swiss plan
and USD
2,168
m for the Credit Suisse Swiss plan (UBS Swiss plan 31 December 2024: USD
2,683
m, Credit Suisse Swiss
plan 31 December 2024: USD
2,474
m). However, a surplus is only recognized on the balance sheet to the extent that it does not exceed
the estimated future
economic benefit, which
equals the difference
between the present
value of the
estimated
future
net
service
cost
and
the
present
value
of
the
estimated
future
employer
contributions.
As
of
both
31 December 2025 and 31 December 2024, the estimated future economic benefit of the UBS Swiss plan was zero and hence no net defined
benefit asset was recognized
on the balance sheet;
as of 31 December 2025,
a net defined benefit
asset of USD
21
m was recognized
by UBS
AG for prepaid
contributions held
at the Credit
Suisse Swiss plan
(31 December
2024: USD
17
m).
The regular employer
contributions in 2026 are
estimated at USD
359
m for the
UBS Swiss plan and
USD
146
m for the
Credit Suisse Swiss plan.
Changes to the Credit Suisse Swiss pension plan
In December
2023, the
Pension Foundation
Board of
the Credit
Suisse Swiss
plan decided
to align
the Swiss
pension
scheme to
that of
the UBS
Swiss plan,
effective as
of 1 January
2027. On
that date,
the Credit
Suisse Swiss
plan will
adopt the
plan rules
of the
UBS Swiss
plan. In
2025, the
Pension Foundation
Board of
the Credit
Suisse Swiss
plan decided
to integrate the Credit Suisse Swiss 1e plan into the Credit Suisse Swiss pension plan as of 1 January 2027 resulting in a one-time pre-tax
loss of
USD
147
m (CHF
117
m) and
an offsetting
gain in
other comprehensive
income in
the third
quarter
of 2025 with no impact on equity.
Financial information
The tables
below provide
an analysis
of the
movement in
the net
asset /
liability recognized
on the
balance sheet
for
defined benefit plans, as well as an analysis of amounts recognized in net profit and in
Other comprehensive incom
e.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 25
Post-employment benefit plans (continued)
Net asset / liability of defined benefit plans
USD m
Major Swiss plans (funded) 31.12.25 31.12.24
1
Defined benefit obligation at the beginning of the year
29,977
15,748
Defined benefit obligation recognized upon the merger of UBS AG and Credit Suisse AG
2
13,367
Current service cost
464
411
Interest expense
316
296
Plan participant contributions
293
244
Remeasurements
(4,842)
2,657
of which: actuarial (gains) / losses due to changes in demographic assumptions
21
18
of which: actuarial (gains) / losses due to changes in financial assumptions
(1,025)
2,011
of which: experience (gains) / losses
3
(3,838)
628
Past service cost related to plan amendments
151
0
Curtailments
(51)
(71)
Benefit payments
(1,694)
(1,420)
Foreign currency translation
4,049
(1,257)
Defined benefit obligation at the end of the year
28,665
29,977
of which: amounts owed to active members
16,742
16,758
of which: amounts owed to retirees
11,922
13,219
Fair value of plan assets at the beginning of the year
35,135
19,333
Fair value of plan assets recognized upon the merger of UBS AG and Credit Suisse AG
2
16,097
Return on plan assets excluding interest income
208
1,623
Interest income
388
369
Employer contributions
516
431
Plan participant contributions
293
244
Benefit payments
(1,694)
(1,420)
Administration expenses, taxes and premiums paid
(21)
(15)
Other movements
(4,877)
0
Foreign currency translation
4,878
(1,527)
Fair value of plan assets at the end of the year
34,826
35,135
Surplus / (deficit)
6,161
5,158
Asset ceiling effect at the beginning of the year
5,141
3,585
Asset ceiling effect recognized upon the merger of UBS AG and Credit Suisse AG
2
2,713
Interest expense on asset ceiling effect
67
68
Asset ceiling effect excluding interest expense and foreign currency translation on asset ceiling effect
107
(955)
Foreign currency translation
826
(270)
Asset ceiling effect at the end of the year
6,140
5,141
Net defined benefit asset / (liability) of major Swiss plans
21
17
Other plans
Net defined benefit asset / (liability) of other plans
4
347
203
Total net defined benefit asset / (liability)
368
220
of which: Net defined benefit asset
983
911
of which: Net defined benefit liability
5
(615)
(691)
1 Including
Credit Suisse
AG from
31 May
2024.
2 Refer
to Note
28 for
more information
about the
merger of
UBS AG
and Credit
Suisse AG.
3 Experience
(gains) /
losses are
a component
of actuarial
remeasurements of the defined benefit
obligation and reflect the
effects of differences between the
previous actuarial assumptions and
what has actually occurred.
4 Mainly relates to
UK, US and German plans.
5 Refer to Note 18c.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 25
Post-employment benefit plans (continued)
Income statement – expenses related to defined benefit plans
1
USD m
Major Swiss plans 31.12.25 31.12.24
2
Current service cost
464
411
Interest expense related to defined benefit obligation
316
296
Interest income related to plan assets
(388)
(369)
Interest expense on asset ceiling effect
67
68
Administration expenses, taxes and premiums paid
21
15
Past service cost related to plan amendments
151
0
Curtailments
(51)
(71)
Other movements
(8)
1
Net periodic expenses recognized in net profit for major Swiss plans
573
353
Other plans
Net periodic expenses recognized in net profit for other plans
3
13
27
Total net periodic expenses recognized in net profit
586
380
1 Refer to Note 6.
2 Including Credit Suisse AG from 31 May 2024.
3 Includes differences between actual and estimated performance award accruals.
Other comprehensive income – gains / (losses) on defined benefit plans
USD m
Major Swiss plans 31.12.25 31.12.24
1
Other comprehensive income recognized upon the merger of UBS AG and Credit Suisse AG
2
109
Remeasurement of defined benefit obligation
4,842
(2,657)
of which: change in discount rate assumption
1,087
(2,102)
of which: change in rate of salary increase assumption
111
(168)
of which: change in rate of pension increase assumption
0
0
of which: change in rate of interest credit on retirement savings assumption
(176)
257
of which: change in life expectancy
0
0
of which: change in other actuarial assumptions
(18)
(17)
of which: experience gains / (losses)
3
3,838
(628)
Return on plan assets excluding interest income
(4,673)
1,623
Asset ceiling effect excluding interest expense and foreign currency translation
(107)
955
Total gains / (losses) recognized in other comprehensive income for major Swiss plans
62
30
Other plans
Total gains / (losses) recognized in other comprehensive income for other plans
4
(32)
(83)
Total gains / (losses) recognized in other comprehensive income
30
(53)
of which: attributable to other comprehensive income recognized upon the merger of UBS AG and Credit Suisse AG
2
53
of which: attributable to other comprehensive income recognized for defined benefit plans during the period
5
30
(106)
1 Including
Credit Suisse
AG from
31 May
2024.
2 Refer
to Note
28 for
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
Duration of the defined benefit obligation and the timing for expected benefit payments
Major Swiss defined benefit plans 31.12.25 31.12.24
Duration of the defined benefit obligation (in years)
1
12.8
13.3
Maturity analysis of benefits expected to be paid
USD m
Benefits expected to be paid within 12 months
1,756
2,095
Benefits expected to be paid between 1 and 3 years
3,264
3,392
Benefits expected to be paid between 3 and 6 years
4,895
5,043
Benefits expected to be paid between 6 and 11 years
7,481
7,718
Benefits expected to be paid between 11 and 16 years
6,524
6,607
Benefits expected to be paid in more than 16 years
21,105
20,622
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
›
Refer to Note 1a item 5 for a description of the accounting policy for defined benefit plans

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 25
Post-employment benefit plans (continued)
The tables below show the significant actuarial assumptions used in calculating the DBO at the end of the year.
Significant actuarial assumptions of major Swiss defined benefit plans
1
In % 31.12.25 31.12.24
Discount rate
1.27
0.92
Rate of salary increase
2.53
2.80
Rate of pension increase
0.00
0.00
Rate of interest credit on retirement savings
2.41
2.02
1 Represents a weighted average across the UBS and Credit Suisse plans.
Swiss mortality table: BVG 2020 G with CMI 2024 projections
1
aged 65 aged 45
31.12.25 31.12.24 31.12.25 31.12.24
Life expectancy at age 65 for a male member currently
21.9
21.9
23.6
23.5
Life expectancy at age 65 for a female member currently
23.7
23.6
25.3
25.2
1 In 2024, BVG 2020 G with CMI 2023 projections was used.
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
Sensitivity analysis of significant actuarial assumptions of major Swiss defined benefit plans
1
Increase / (decrease) in defined benefit obligation
USD m 31.12.25 31.12.24
Discount rate
Increase by 50 basis points
(1,497)
(1,667)
Decrease by 50 basis points
1,693
1,893
Rate of salary increase
Increase by 50 basis points
162
166
Decrease by 50 basis points
(162)
(167)
Rate of pension increase
Increase by 50 basis points
1,141
1,315
Decrease by 50 basis points –
2
–
2
Rate of interest credit on retirement savings
Increase by 50 basis points
379
254
Decrease by 50 basis points
(254)
(252)
Life expectancy
Increase in longevity by one additional year
783
895
1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.
2 As the assumed rate of pension
increase was
0
% as of 31 December 2025 and as of 31 December 2024, a downward change in assumption is not applicable.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 25
Post-employment benefit plans (continued)
Composition and fair value of Swiss defined benefit plan assets
31.12.25 31.12.24
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
476
0
476
1
773
0
773
2
Real estate / property
Domestic
0
4,059
4,059
12
0
3,955
3,955
11
Foreign
0
758
758
2
0
617
617
2
Investment funds
Equity
Domestic
832
0
832
2
885
0
885
3
Foreign
5,933
2,063
7,997
23
5,645
2,393
8,038
23
Bonds
1
Domestic, AAA to BBB–
4,816
0
4,816
14
4,682
0
4,682
13
Domestic, below BBB–
8
0
8
0
8
0
8
0
Foreign, AAA to BBB–
8,491
0
8,491
24
8,902
0
8,902
25
Foreign, below BBB–
814
0
814
2
862
0
862
2
Real estate
Domestic
1,201
0
1,201
3
1,654
0
1,654
5
Foreign
279
98
377
1
385
67
451
1
Other
899
2,801
3,700
11
799
1,927
2,726
8
Other investments
556
741
1,297
4
352
1,231
1,582
5
Total fair value of plan assets
24,306
10,520
34,826
100
24,947
10,189
35,135
100
31.12.25 31.12.24
Total fair value of plan assets
34,826
35,135
of which: Investments in UBS Group AG instruments
2
Bank accounts at UBS Group AG
360
782
UBS Group AG debt instruments
116
137
UBS Group AG shares
49
42
Securities lent to UBS Group AG
3
674
609
Property occupied by UBS Group AG
47
41
Derivative financial instruments, counterparty UBS Group AG
3
15
(83)
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
in the
table encompass
both direct
investments in
UBS AG
instruments and
UBS Group
AG shares
and indirect
investments, i.e.
those made
through funds
that the
pension fund
invests in.
3 Securities lent to UBS AG and derivative
financial instruments are presented gross of any
collateral. Securities lent to UBS AG
were fully covered by collateral as of
31 December 2025 and 31 December 2024.
Net
of collateral, derivative financial instruments amounted to USD
8
m as of 31 December 2025 (31 December 2024: negative USD
50
m).
b) Defined contribution plans
UBS AG sponsors
several defined
contribution plans,
with the
most significant
plans in
the US
and the
UK. UBS AG’s
obligation is limited to its contributions made in accordance with each plan, which may include direct contributions and matching contributions.
Employer contributions
to defined
contribution plans
are recognized
as an
expense and
were
USD
442
m in 2025 and USD
408
m in 2024.
›
Refer to Note 6 for more information

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 25
Post-employment benefit plans (continued)
c) Related-party disclosure
UBS AG is the
principal provider of banking
services for the
pension funds of
UBS and Credit Suisse in
Switzerland. In this
capacity,
UBS AG is engaged to
execute most of the
pension funds’ banking activities.
These activities can include,
but
are not limited
to, investment management fees,
trading, securities lending and
borrowing and derivative transactions.
The non-Swiss
UBS AG pension
funds do
not have
a similar
banking relationship
with UBS AG.
During 2025,
UBS AG
received USD
26
m in fees
for banking services
from the major
UBS AG plans
(2024: USD
25
m). As of
31 December 2025,
the Swiss, UK and
US post-employment benefit
plans held USD
521
m in UBS Group
AG shares (31 December
2024: USD
378
m).
›
Refer to the “Composition and fair value of Swiss defined benefit plan assets” table in Note 25a for more information about fair
value of investments in UBS AG and UBS Group AG instruments held by the major Swiss pension funds
Note 26
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
Group AG to UBS AG. For the purpose of this Note, references to shares refer to UBS Group AG shares.
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
Equity Ownership Plan / Fund Ownership Plan
The Equity Ownership
Plan (the EOP)
is the deferred
share-based compensation plan
for employees that
are subject
to
deferral requirements but do not receive LTIP
awards. EOP awards generally vest over three years.
Certain Asset
Management employees
receive some
or all
of their EOP
in the form
of notional funds
(the Fund Ownership
Plan). This plan is
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 26
Employee benefits: variable compensation (continued)
Deferred compensation plans awarded to employees of Credit Suisse
Existing compensation plans offered to employees of Credit Suisse prior to the acquisition
Credit
Suisse
offered
a
range
of
compensation
plans
to
its
employees.
Outstanding
deferred
compensation
included
upfront cash awards, share awards
and other deferred awards settled in cash. Generally,
the existing awards continued
to vest according
to their original
terms, with the
expense recognized over
the residual service
period. Awards referenced
to shares in
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
The table
below provides
information about
compensation expenses
related to
total variable
compensation that
were
recognized in the financial
year ended 31 December
2025, as well
as expenses that
were deferred and will
be recognized
in the income statement for 2026 and later.
Deferred expenses related to compensation plans granted to
employees of
Credit Suisse in
2023 and earlier
years are presented
under Variable
compensation – other.
The expense recognized
in
2025 associated with these awards was USD
82
m (2024: USD
122
m) for outstanding deferred compensation plans that
existed on the date of the acquisition.
The majority
of expenses
deferred to
2026 and
later that
are related
to the
2025 performance
year pertain
to awards
granted in February 2026. The
total unamortized compensation expense
for unvested share-based awards
granted up to
31 December 2025 will be recognized in future periods over a weighted average period of
2.4
years.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 26
Employee benefits: variable compensation (continued)
Variable compensation
Expenses recognized in 2025 Expenses deferred to 2026 and later
1
USD m
Related to the
2025
performance
year
Related to
prior
performance
years Total
Related to the
2025
performance
year
Related to
prior
performance
years Total
Non-deferred cash
3,124
(56)
3,067
0
0
0
Deferred compensation awards
589
696
1,285
750
855
1,606
of which: Equity Ownership Plan
128
254
382
320
198
518
of which: Deferred Contingent Capital Plan
223
296
519
336
513
848
of which: Long-Term Incentive Plan
208
115
324
59
125
185
of which: Fund Ownership Plan
29
31
60
35
19
54
Variable compensation – performance awards
3,712
640
4,352
750
855
1,606
Variable compensation – financial advisors
2
4,874
780
5,654
1,059
3,591
4,651
of which: non-deferred cash
4,498
0
4,498
0
0
0
of which: deferred share-based awards
132
93
225
126
233
360
of which: deferred cash-based awards
230
251
480
592
1,267
1,859
of which: compensation commitments with recruited financial advisors
15
437
451
341
2,092
2,433
Variable compensation – other
3
470
279
748
197
283
480
Total variable compensation
9,057
1,699
10,755
4
2,007
4,730
6,737
1 Estimate as of 31 December 2025. Actual amounts to be expensed in future periods may vary, e.g.
due to forfeiture of awards.
2 Financial advisor compensation consists of cash compensation, determined using a formulaic approach
based on production,
and deferred awards.
It also includes
expenses related to
compensation commitments with
financial advisors entered
into at the time
of recruitment that are
subject to
vesting requirements.
3 Includes severance payments,
replacement and retention awards,
existing deferred awards granted to
Credit Suisse employees, interest expense
related to the Deferred Contingent Capital
Plan and forfeiture credits.
4 Includes USD
1,064
m in expenses related
to share-based compensation
(performance awards: USD
706
m; other variable compensation:
USD
134
m; financial advisor compensation:
USD
225
m). A further
USD
166
m in expenses
related to share-based
compensation was
recognized within other
expense categories included
in Note 6
(salaries: USD
2
m related to
role-based allowances;
social
security: USD
134
m; other personnel expenses: USD
29
m related to the Equity Plus Plan).
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
amounts expensed may vary, e.g.
due to forfeiture of awards.
2 Financial advisor compensation consists of cash
compensation, determined using a formulaic approach
based on production,
and deferred awards.
It also includes
expenses related to
compensation commitments with
financial advisors entered
into at the
time of recruitment
that are subject
to vesting requirements.
3 Consists of existing deferred awards and retention awards granted to Credit Suisse employees, as well as replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense related to the Deferred Contingent Capital Plan.
4 Includes USD
930
m in expenses related to share-based compensation (performance awards: USD
606
m; other variable compensation: USD
105
m; financial advisor
compensation: USD
219
m). A further USD
101
m in expenses related
to share-based compensation was recognized
within other expense categories
included in Note 6
(salaries: USD
2
m related to role-based
allowances;
social security: USD
74
m; other personnel expenses: USD
25
m related to the Equity Plus Plan).

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 26
Employee benefits: variable compensation (continued)
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
amounts expensed may vary, e.g.
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
share-based awards
granted by UBS AG
and its subsidiaries
to employees during
2025 and
2024 are provided in the table below.
Movements in outstanding share-based compensation awards
Number of shares
2025
1
Weighted
average grant
date fair
value (USD)
Number of shares
2024
1
Weighted
average grant
date fair
value (USD)
Outstanding, at the beginning of the year
7,184,565
20
756,925
19
Share obligations assumed at merger with Credit Suisse AG
7,697,548
20
Awarded during the year
204,762
30
151,964
26
Distributed during the year
(3,557,228)
20
(1,202,448)
20
Forfeited during the year
(444,463)
21
(219,425)
21
Outstanding, at the end of the year
3,387,635
21
7,184,565
20
of which: shares vested for accounting purposes
2,761,285
4,936,340
1 Number of shares reflects the maximum opportunity for awards with a performance condition.
The
total
carrying
amount
of
the
liability
related
to
cash-settled
share-based
awards
as
of
31 December
2025
and
31 December 2024 was USD
14
m and USD
22
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 27
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
IFRS 12, Swiss regulations and the rules of the US Securities and Exchange Commission (the SEC).
Individually significant subsidiaries
The table below lists UBS AG’s individually significant subsidiaries as of 31 December 2025. Unless otherwise stated, the
subsidiaries listed
below have
share capital
consisting solely
of ordinary
shares held entirely
by UBS
AG and
the proportion
of ownership interest held is equal to the voting rights held by UBS AG.
The country
where the
respective registered
office is
located is
also the
principal place
of business.
UBS AG
operates
through a global
branch network and
a significant proportion
of its business
activity is conducted
outside Switzerland,
including in the
UK, the US,
Singapore, the Hong
Kong SAR and
other countries. UBS
Europe SE has
branches and offices
in a number of EU Member States, including France, Germany, Italy, Luxembourg and Spain. Share capital is provided in the currency of the legally registered office.
Individually significant subsidiaries of UBS AG as of 31 December 2025
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
Credit Suisse International
London, UK
Non-core and Legacy
USD
1.3
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
1.3
bn.
Other subsidiaries
The table below lists
other direct and indirect
subsidiaries of UBS AG that
are not individually significant
but contribute
to
UBS
AG’s
total
assets
and
aggregated
profit
before
tax
thresholds
and
are
thus
disclosed
in
accordance
with
requirements set by the SEC.
Other subsidiaries of UBS AG as of 31 December 2025
Company Registered office Primary business Share capital in million
Equity interest
accumulated in %
Banco de Investimentos Credit Suisse (Brasil) S.A.
São Paulo, Brazil
Investment Bank
BRL
164.8
100.0
Bank-now AG
Horgen, Switzerland
Personal & Corporate Banking
CHF
30.0
100.0
Credit Suisse (USA) LLC
Wilmington, Delaware, US
Group Items
USD
0.0
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
4,254.2
100.0
UBS Securities Japan Co., Ltd.
Tokyo, Japan
Investment Bank
JPY
44,908.7
100.0
UBS SuMi TRUST Wealth Management Co., Ltd.
Tokyo, Japan
Global Wealth Management
JPY
5,165.0
51.0
1 Includes a nominal amount relating to redeemable preference shares.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 27
Interests in subsidiaries and other entities (continued)
Consolidated structured entities
Consolidated
structured
entities
(SEs)
include
certain
investment
funds,
securitization
vehicles
and
client
investment
vehicles. UBS AG has no individually significant subsidiaries that are SEs.
In 2025 and 2024, UBS AG did not enter into
any contractual obligation that could require UBS AG to provide financial support to
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
b) Interests in associates and joint ventures
As of
31 December 2025
and 31 December
2024, no
associate or
joint venture
was individually
material to
UBS AG.
Also, there were no significant restrictions on the ability of associates or joint ventures to transfer funds to UBS AG
or its
subsidiaries as cash
dividends or to
repay loans or
advances made. There
were no quoted
market prices for
any associates
or joint ventures of UBS AG.
Investments in associates and joint ventures
USD m 2025 2024
Carrying amount at the beginning of the year
2,306
983
Balance recognized upon the merger of UBS AG and Credit Suisse AG
1,330
Additions
55
0
Disposals
(1)
(6)
Reclassifications
1
(292)
Share of comprehensive income
154
105
of which: share of net profit / (loss)
2
79
74
of which: share of other comprehensive income
3
75
31
Share of changes in retained earnings
(2)
(3)
Dividends received
(159)
(31)
Impairment
(2)
Foreign currency translation
273
(73)
Carrying amount at the end of the year
2,331
2,306
of which: associates
2,331
2,057
of which: SIX Group AG, Zurich
4
1,612
1,484
of which: other associates
719
572
of which: joint ventures
1
249
1 In October 2024, UBS AG entered into an agreement to sell its
50
% interest in Swisscard AECS GmbH. In 2025, the investment was reclassified to Properties and other non-current assets held for sale within Other non-financial assets. Refer to Note 28 for
more information.
2 For 2025, consists of negative USD
14
m from associates and USD
94
m from joint ventures (for
2024, consists of USD
40
m from associates and USD
33
m
from joint ventures).
3 For 2025, consists
of USD
75
m from associates (for
2024, consists of USD
31
m from associates).
4 In 2025, UBS AG’s
legal equity interest amounted
to
34
% (for 2024, UBS
AG’s legal
equity interest amounted to
34
%). UBS AG is represented on the Board of Directors.
c) Unconsolidated structured entities
During
2025,
UBS
AG
sponsored
the
creation
of
various
SEs
and
interacted
with
a
number
of
non-sponsored
SEs,
including
securitization
vehicles,
client
vehicles
and
certain
investment
funds,
that
UBS
AG
did
not
consolidate
as
of
31 December 2025 because it did not control them.
Interests in unconsolidated structured entities
The table below presents
UBS AG’s interests in
and maximum exposure to
loss from unconsolidated SEs.
It additionally
includes total
assets held
by the
SEs in which
UBS AG had
an interest as
of year-end, except for
unconsolidated structured
entities sponsored by
third parties, for
which the carrying
amount of UBS
AG’s interest as
of year-end has been
disclosed.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 27
Interests in subsidiaries and other entities (continued)
Interests in unconsolidated structured entities
31.12.25
USD m, except where indicated
Securitization
vehicles
1
Client vehicles
sponsored by
UBS AG
2
Investment
funds
Other vehicles
sponsored by
third parties
3
Total
Maximum
exposure to loss
4
Financial assets at fair value held for trading
80
415
7,696
173
8,363
8,363
Derivative financial instruments
0
230
56
0
286
286
Loans and advances to customers
126
0
172
61
359
359
Financial assets at fair value not held for trading
955
0
635
139
1,728
1,728
Financial assets measured at fair value through other
comprehensive income
0
0
0
0
0
0
Other financial assets measured at amortized cost
1,782
0
0
0
1,782
1,782
Total assets
2,942
5
645
8,558
6
373
12,518
12,518
Derivative financial instruments
0
287
940
0
1,227
51
Total liabilities
0
287
940
0
1,227
51
Assets held by the unconsolidated structured entities in which
UBS AG had an interest (USD bn)
32
7
3
8
208
9
0
10
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
5
392
7,482
6
494
10,761
10,761
Derivative financial instruments
1
50
716
0
767
2
Total liabilities
1
50
716
0
767
2
Assets held by the unconsolidated structured entities in which
UBS AG had an interest (USD bn)
63
3
8
180
9
0
10
1 Includes loans to pre-securitization
warehouse structured entities managed
by third parties that have
a high loan-to-value ratio
(LTV) or
are credit-impaired, as well as
securities issued by securitization
structured
entities sponsored by both UBS AG and third parties.
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
parties includes loans
provided to third-party
structured entities that
have a high
LTV
or are credit-impaired.
4 For the
purpose of this
disclosure, maximum
exposure to loss
amounts do not consider the risk-reducing effects of collateral or other credit enhancements.
5 As of 31 December 2025, USD
999
m (31 December 2024: USD
1,273
m) represents the carrying amount of UBS AG's
interests in securitization vehicles sponsored by UBS AG and USD
1,943
m (31 December 2024: USD
1,121
m) represents the carrying amount of UBS AG’s interests in securitization vehicles not sponsored by UBS AG.
6 As of 31 December 2025, USD
797
m (31 December 2024: USD
971
m) represents the carrying amount of UBS
AG’s interests in investment
funds sponsored by UBS AG and
USD
7,761
m (31 December 2024: USD
6,511
m) represents the carrying amount of UBS
AG’s interests in investment
funds not sponsored by UBS AG.
7 As of 31 December 2025, USD
30
bn represents the principal amount outstanding
for securitization
vehicles sponsored by UBS AG
and USD
2
bn represents the carrying amount
of UBS AG’s
interests in securitization vehicles
not sponsored by UBS AG.
8 Represents the market
value of total assets.
9 As of 31
December 2025, USD
200
bn (31 December 2024: USD
173
bn) represents the net asset value of
investment funds sponsored by UBS AG and
USD
8
bn (31 December 2024: USD
7
bn) represents the carrying amount
of UBS AG’s interests in investment funds not sponsored by UBS AG.
10 Represents the carrying amount of UBS AG’s interest in other vehicles sponsored by third parties.
UBS AG retains or
purchases interests in
unconsolidated SEs in the form
of direct investments, financing,
underwriting,
secondary
market
making
activities,
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
2025
and
2024,
UBS
AG
did
not
provide
support,
financial
or
otherwise,
to
any
unconsolidated
SE
when
not
contractually obligated to do so, nor does UBS AG currently have any intention to do so in the future.
In 2025
and 2024,
income and
expenses from
interests in
unconsolidated SEs
primarily resulted
from mark-to-market
movements recognized
in
Other net
income from
financial instruments
measured at
fair value
through profit
or loss
,
which were generally hedged with other
financial instruments, as well as fee
and commission income received from UBS
AG-sponsored funds.
Interests in securitization vehicles
In addition to the
interests disclosed in the
table above, UBS AG manages
the assets of certain
securitization vehicles and
receives fees based, in whole or in part, on the asset value of the vehicles. Interest in such vehicles is not represented by the on-balance sheet
fee receivable but
rather by the
future exposure to
variable fees.
The net asset
value of such
vehicles
was USD
25
bn as of 31 December 2025 (31 December 2024: USD
24
bn) and has been excluded from the table above.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 27
Interests in subsidiaries and other entities (continued)
The numbers outlined
in the table
above may differ from
the securitization positions
presented in the 31 December
2025
Pillar 3
Report,
available
under
“Pillar 3
disclosures”
at
ubs.com/investors,
for
the
following
reasons:
(i) exclusion
of
synthetic
securitizations transacted
with
entities
that
are
not
SEs
and
transactions in
which
UBS
AG
did
not
have
an
interest
because
it
did
not
absorb
any
risk;
(ii) a
different
measurement
basis
in
certain
cases
(e.g.
IFRS
Accounting
Standards carrying
amount within
the table
above compared
with net
exposure amount
at default
for Pillar 3 disclosures);
(iii) different classification
of vehicles
viewed as
sponsored by
UBS AG
versus sponsored
by third
parties and
(iv) as
the
trading
book
exposure
table
has
been
removed,
Pillar
3
disclosures
now
only
include
banking
book
securitization
exposures.
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information
Interests in client vehicles sponsored by UBS AG
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
based, in whole
or in part,
on the net
asset value of
the fund and
/ or the
performance of the
fund.
These fee contracts
represent an interest in
the fund, as they
align UBS AG’s
exposure with investors,
providing a variable
return based
on the
performance of
the entity.
Depending on
the structure
of the
fund, these
fees may
be collected
directly from
the fund’s
assets and
/ or
from the
investors. Any
amounts due
are collected
on a
regular basis
and are
generally backed by
the fund’s assets.
Therefore, interest in
such funds is
not represented by
the on-balance sheet
fee
receivable but
rather by
the future
exposure to
variable fees.
The net
asset value
of such
funds were
USD
661
bn and
USD
547
bn as of 31 December 2025
and 31 December 2024, respectively, and
has been excluded from the
table above.
UBS AG did not have any
material exposure to loss from these interests as
of 31 December 2025 or as of
31 December
2024.
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
During 2025
and 2024,
UBS AG
did not
earn material
income from
sponsored unconsolidated
SEs in
which it
did not
have an interest at year-end.
During
2025,
the
aggregated
carrying
amount
of
assets
transferred
into
newly
created
sponsored
SEs,
excluding
sponsored funds,
was USD
10.3
bn (2024:
USD
5.5
bn). For
sponsored investment
funds, several
new open-ended
and
close-ended funds were created during
the year with further transfers
arising from management of the
strategy, investor
activity and market movements, which did
not result in a material net asset
value movement in 2025 (2024:
immaterial).
Certain
associates
in
the
Asset
Management
business
division
sponsor
investment
funds.
UBS
AG’s
share
of
those
associates’ invested assets is USD
93
bn (2024: USD
84
bn).
›
› Refer to Note 30 for more information about invested assets

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 28
Changes in organization and acquisitions and disposals of subsidiaries and businesses
Increases in ownership interests in subsidiaries and businesses
Ownership increase in UBS Securities China
In the second
quarter of 2025,
UBS AG increased
its stake in
UBS Securities China from
67
% to
100
%. The closing
of
the transaction did not affect profit or loss.
Disposals of subsidiaries and businesses
Agreement to sell Swisscard AECS GmbH
In October
2024, UBS
AG entered
into an
agreement to
sell to
American Express
Swiss Holdings
GmbH (American
Express)
its
50
% interest
in Swisscard
AECS GmbH
(Swisscard), a
joint venture
in Switzerland
between UBS
AG and
American
Express, subject to certain closing conditions. Also in October 2024, UBS
AG entered into an agreement with Swisscard
to transition the Credit Suisse-branded card portfolios to UBS AG. In
2024, UBS AG recorded an expense of USD
41
m in
connection with the termination of
the Swisscard joint venture. In January
2025, UBS AG completed the
purchase of the
card
portfolios
and
recorded
an
expense
of
USD
180
m
related
to
this
purchase
and
a
gain
of
USD
64
m
related
to
UBS AG’s investment in Swisscard. As of 31 December 2025, the
50
% interest in Swisscard was presented as
Properties
and other non-current assets held for sale
and amounted to USD
299
m. In January 2026, UBS AG completed the
sale of
its
50
% interest in Swisscard and expects
to recognize a gain on sale
in the first quarter
of 2026. As previously disclosed,
this gain is expected to largely offset
the aforementioned effects related
to the prior Swisscard transactions recorded
in
2024 and 2025.
Sale of Select Portfolio Servicing
In March
2025, UBS AG
completed the sale
of Select Portfolio
Servicing, the US
mortgage servicing business
of Credit
Suisse, which is
managed in Non-core
and Legacy.
UBS AG recognized
a loss of
USD
11
m upon the
completion of the
transaction. As of
31 December 2024, the
associated assets and
liabilities were
presented as
Assets of disposal
groups
held for sale
and
Liabilities of
disposal groups
held for
sale
, respectively, and amounted
to USD
1,823
m and
USD
1,212
m,
respectively.
Collaboration with 360 ONE WAM Ltd and sale of wealth management business in India
In April 2025, UBS
AG entered into
a strategic collaboration with
360 ONE WAM
Ltd (360 ONE), one
of India’s largest
wealth and asset management firms. As part of
the agreement, UBS AG acquired
warrants for a
4.83
% interest in 360
ONE and sold its onshore
wealth management business in India to
360 ONE. Upon the completion of
the sale in 2025,
UBS AG recognized a gain of USD
33
m.
Sale of O’Connor business
In May
2025, UBS
Asset Management
(Americas) LLC
entered into
an agreement
to sell
its O’Connor
single-manager
hedge
fund,
private
credit
and
commodities
platform
to
Cantor
Fitzgerald.
On
31 December
2025,
UBS
Asset
Management
(Americas)
LLC
completed
the
first
closing
of
the
transaction.
In
connection
with
this
closing,
UBS
AG
recognized
a loss
of
USD
29
m in
2025. UBS
AG expects
to
complete the
transfer of
the remaining
funds in
the first
quarter of 2026 and does not expect to recognize any material profit or loss upon such completion.
Sale of a 36.01% stake in Credit Suisse Securities (China) Limited
In 2025, UBS AG completed the sale of a
36.01
% stake in a subsidiary, Credit Suisse Securities (China) Limited (CSS), to
Beijing State-Owned Assets Management Co., Ltd., and deconsolidated the entity. The sale resulted in a pre-tax gain of
USD
128
m. UBS AG retains a
14.99
% shareholding in CSS and accounts for
this minority interest as an investment in
an
associate.
Changes in organization
Merger of UBS AG and Credit Suisse AG
On
31 May 2024,
the merger
of
UBS AG
and Credit
Suisse AG
was completed.
UBS
AG succeeded
to all
rights and
obligations of Credit Suisse AG, including all outstanding Credit Suisse AG debt instruments.
The merger of UBS
AG and Credit Suisse
AG constitutes a business
combination under common control
accounted for
based on
the accounting policies
set out in
Note 1
to these financial
statements. The comparative
periods prior to
the
merger date have not
been restated, as the
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 28
Changes in organization and acquisitions and disposals of subsidiaries and businesses (continued)
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
UBS AG recognized
USD
489.3
bn of assets
and USD
429.7
bn of liabilities
of Credit Suisse
AG on 31 May
2024 as a
result
of the merger. Transactions between UBS AG and Credit
Suisse AG (USD
7.1
bn of assets and USD
24.8
bn of liabilities of
Credit Suisse AG) were eliminated from the aforementioned assets and liabilities.
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
–
UBS AG has elected
to reset the foreign
currency translation reserve. As
a result, the net investment
hedge accounting
reserve has
been added
to Retained earnings
as if
no net
investment hedge accounting
had been
applied by Credit
Suisse. The remaining balance of the foreign currency translation reserve was then added to Share premium.
–
Equity reserve balances
of Credit Suisse
AG recorded prior
to 31 May 2023
(i.e. the date
on which Credit
Suisse AG
came under the common control of UBS Group AG) have not been individually retained.
–
The difference between the net
carrying value of the Credit
Suisse AG assets and liabilities
as of 31 May 2024 and the
individual
equity
reserve
balances
established
as
outlined
above
has
been
recognized
as
an
adjustment
to
Share
premium (reflecting
the contribution
of the Credit
Suisse AG
business to
UBS AG from
the common
parent, UBS
Group
AG).
UBS
AG
recognized USD
41.4
bn
of
equity attributable
to
shareholders
and
USD
0.5
bn
of
equity attributable
to
non-
controlling interests of Credit Suisse AG on 31 May 2024 as a result of the merger.
Other changes related to legal structure integration
On 7 June
2024, the transition
to a
single US intermediate
holding company was
completed. In
the second quarter
of
2025,
Credit
Suisse
Holdings
(USA),
Inc.
merged
with
UBS
Americas
Inc,
and
Credit
Suisse
Securities
(USA)
LLC
was
deregistered as a broker-dealer.
On 1 July 2024, the merger of UBS
Switzerland AG and Credit Suisse (Schweiz)
AG was completed. UBS Switzerland AG
succeeded to all rights and obligations of Credit Suisse (Schweiz) AG.
›
Refer to the “Integration of Credit Suisse” section of this report for more information
Note
29
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 29
Related parties (continued)
Remuneration of key management personnel
USD m, except where indicated 31.12.25 31.12.24 31.12.23
Base salaries and other cash payments
1
32
33
35
Incentive awards – cash
2
38
30
24
Annual incentive award under DCCP
34
39
36
Employer’s contributions to retirement benefit plans
4
3
3
Benefits in kind, fringe benefits (at market value)
1
2
1
Share-based compensation
3
76
65
63
Total
184
172
162
Total (CHF m)
4
153
151
147
1 For 2023, may include role-based allowances in line with market practice and regulatory requirements. From 2024 onward, role-based allowances for EB / GEB members have been eliminated.
2 The cash portion
may also include blocked
shares in line with
regulatory requirements.
3 Compensation expense
is based on the
share price on grant
date taking into account
performance conditions. Refer
to Note 26 for
more
information. For EB / GEB members, share-based compensation for 2025, 2024 and 2023 was entirely composed of LTIP awards. For the Chairman and the Vice-Chairman of the BoD, the share-based compensation for 2025, 2024 and 2023 was entirely composed of UBS shares.
4 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the applicable performance award currency exchange rates
(2025: USD / CHF
0.83
; 2024: USD / CHF
0.88
; 2023: USD / CHF
0.91
).
The
independent
members
of
the
BoD,
including
the
Chairman,
do
not
have
employment
or
service
contracts
with
UBS AG, and thus
are not entitled
to benefits upon
termination of their
service on the
BoD. Payments to
these individuals
for
their
services
as
independent
members
of
the
BoD
amounted
to
USD
13.8
m
(CHF
11.4
m)
in
2025,
USD
13.1
m
(CHF
11.5
m) in 2024 and USD
11.7
m (CHF
10.6
m) in 2023.
b) Equity holdings of key management personnel
Equity holdings of key management personnel
1
31.12.25 31.12.24
Number of UBS Group AG shares held by members of the BoD and the EB and parties closely linked to them
2
7,085,881
5,593,474
1 No options were held in 2025
and 2024 by non-independent members of
the BoD or any EB member or
any of their related parties.
2 Excludes shares granted under
variable compensation plans with forfeiture
provisions.
Of the share totals above, no shares were held by
close family members of key management
personnel on 31 December
2025 and 31 December 2024. No shares in UBS Group AG were held by entities that are directly or indirectly controlled
or
jointly
controlled
by
key
management
personnel
or
their
close
family
members
on
31 December
2025
and
31 December 2024. As of 31 December 2025, no member of the BoD or EB was the beneficial owner of more than 1%
of the shares in UBS Group AG.
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
Loans, advances, mortgages and deposit balances with key management personnel
1
USD m, except where indicated 2025 2024
Loans
Deposit
balances Loans
Deposit
balances
Balance at the beginning of the year
51
139
55
21
Balance at the end of the year
59
158
51
139
Balance at the end of the year (CHF m)
2
47
125
46
126
1 All loans are secured loans.
2 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the relevant year-end closing exchange rate.
d) Other related-party transactions with entities controlled by key management personnel
In 2025 and 2024, UBS AG did not enter into transactions with entities over whom key management personnel or their close
family
members
have
solely
or
jointly
a
direct
or
indirect
significant
influence
and
as
of
31 December
2025,
31 December
2024
and
31 December
2023
there
were
no
outstanding
balances
related
to
such
transactions.
Furthermore, in 2025 and 2024, such
entities did not sell any
goods or provide any services to
UBS AG and therefore did
not receive any fees from UBS AG.
UBS AG also did not
provide services to such entities in
2025 and 2024 and therefore
also received no fees.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 29
Related parties (continued)
e) Transactions with associates and joint ventures
Loans to and outstanding receivables from associates and joint ventures
USD m 2025 2024
Carrying amount at the beginning of the year
663
183
Additions
1
785
955
Reductions
(695)
(440)
Foreign currency translation
95
(34)
Carrying amount at the end of the year
849
663
of which: unsecured loans and receivables
840
656
1 Additions in 2024 include balances of USD
89
m recognized upon the merger of UBS AG and Credit Suisse AG.
Other transactions with associates and joint ventures
As of or for the year ended
USD m 31.12.25 31.12.24
Payments to associates and joint ventures for goods and services received
401
1
200
Income from services provided to associates and joint ventures
36
27
Liabilities to associates and joint ventures
116
312
1 Includes a USD
180
m expense related to the payment to Swisscard AECS GmbH for the sale of the Credit Suisse card portfolios to UBS AG.
Refer to Note 28 for more information.
In addition to the items in the table above, transactions with associates and joint ventures also include off-balance sheet
exposures of USD
0.9
bn (2024: USD
1.1
bn), which are provided on an arm’s length basis.
›
Refer to Note 27 for an overview of investments in associates and joint ventures
f) Receivables and payables from / to UBS Group AG and other subsidiaries of UBS Group AG
Receivables and payables from / to UBS Group AG and other subsidiaries of UBS Group AG
USD m 31.12.25 31.12.24
Receivables
Loans and advances to customers
1,357
2,826
Other financial assets measured at amortized cost
106
423
Financial assets at fair value held for trading
151
123
Derivative financial instruments
548
885
Payables
Cash collateral payables on derivative instruments
520
876
Customer deposits
7,958
3,699
Funding from UBS Group AG measured at amortized cost
110,614
107,918
Other financial liabilities measured at amortized cost
3,965
3,930
Derivative financial instruments
24
42
Other financial liabilities designated at fair value
1
7,104
5,342
1 Mainly represents funding recognized from UBS Group AG that is designated at fair value.
Refer to Note 18b for more information.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 30
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
Net new
money is
calculated using the
direct method, under
which inflows and
outflows to
/ from
invested assets are
determined
at the client
level, based
on transactions.
Interest and
dividend income
from invested
assets are
not counted
as
net new money
inflows. Market
and currency
movements,
as well as fees,
commissions
and interest
on loans charged,
are
excluded
from net
new money.
Also excluded
are effects
resulting
from any
acquisition
or divestment
of a UBS
subsidiary
or
business,
as well as
effects that result from UBS AG’s strategic decisions to exit a market or cease offering a service in a
particular location, or those resulting from new externally imposed regulations. Reclassifications between invested assets
and custody-only assets as a
result of a
change in service level
delivered are generally treated as
net new
money flows.
However, where
the change in service
level directly
results from
an externally
imposed regulation
or a strategic
decision by
UBS AG to exit a
market or cease offering a service in
a particular location,
the one-time net effect is reported as
Other
effects
.
The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the
Investment Bank to another business division, this may produce net new money for the receiving business division
even
though the client’s assets were already with UBS AG.
Invested assets and net new money
As of or for the year ended
USD bn 31.12.25 31.12.24
Fund assets managed by UBS
674
639
Discretionary assets
2,663
2,213
Other invested assets
3,668
3,235
Total invested assets
1
7,005
6,087
of which: double counts
598
503
Net new money
1,2
36
81
1 Includes the share of net new money and invested assets relating to associates in the Asset Management business division.
2 Includes double counts.
Development of invested assets
USD bn 2025 2024
Total invested assets at the beginning of the year
1,2
6,087
4,505
Net new money
36
81
Market movements
3
648
497
Foreign currency translation
274
(126)
Invested assets recognized upon the merger of Credit Suisse AG with UBS AG
4
1,153
Other effects
(40)
(23)
of which: acquisitions / (divestments)
(4)
(4)
Total invested assets at the end of the year
1,2
7,005
6,087
1 Includes the share of net new money and invested assets relating to associates in the Asset Management business division.
2 Includes double counts.
3 Includes interest and dividend income.
4 Invested assets
recognized upon the merger of UBS AG and Credit Suisse AG were measured and reported as of 31 May 2024, the merger effective date, in alignment with UBS AG’s
accounting policies.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 31
Currency translation rates
The
following
table
shows
the
rates
of
the
main
currencies
used
to
translate
the
financial
information
of
UBS
AG’s
operations with a functional currency other than the US dollar into US dollars.
Currency translation rates
Closing exchange rate Average rate
1
As of For the year ended
31.12.25 31.12.24 31.12.25 31.12.24 31.12.23
1 CHF
1.26
1.10
1.21
1.13
1.11
1 EUR
1.17
1.04
1.13
1.08
1.08
1 GBP
1.35
1.25
1.33
1.28
1.25
100 JPY
0.64
0.63
0.67
0.66
0.71
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
Note 32
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
GAAP,
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
Under Swiss
GAAP, the
fair value
option can
only be
applied to
structured debt
instruments consisting
of a
debt host
contract and
one or
more embedded
derivatives that
do not
relate to
own equity.
Furthermore, unrealized
changes in
fair value attributable
to changes in
UBS’s own credit
are not recognized,
whereas realized own
credit is recognized
in
Net trading income
.

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 32
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
accounting
standards
for
the
Swiss
pension
plan
in
the
UBS
AG
and
the
UBS
Switzerland
AG
standalone
financial statements. The requirements of
Swiss GAAP are better aligned with the
specific nature of Swiss pension plans,
which are
hybrid in
that they
combine elements
of defined
contribution and
defined benefit
plans, but
are treated
as
defined
benefit
plans
under
IFRS
Accounting
Standards.
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

Annual Report 2025
| Consolidated financial statements | UBS AG consolidated financial statements

Note 32
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
9. Netting of derivative assets and liabilities
Under IFRS Accounting Standards, derivative assets, derivative liabilities and related cash collateral not settled to market
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
Note 33
Supplemental guarantor information
In 2015, the Personal
& Corporate Banking and
Wealth Management businesses booked
in Switzerland were transferred
from
UBS AG
to UBS
Switzerland AG
through
an asset
transfer in
accordance with
the Swiss
Merger Act.
Under the
terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for contractual obligations of UBS AG existing on
the asset
transfer date,
including the
full and
unconditional guarantee
of certain
SEC-registered debt securities
issued by UBS AG. The joint liability of UBS Switzerland AG for contractual obligations of UBS AG decreased in 2025 by
USD
0.7
bn to USD
1.9
bn as of 31 December 2025. The decrease was mainly driven by contractual maturities and lower provisions.
UBS AG,
together with
UBS Group
AG, has
fully and
unconditionally guaranteed the
outstanding SEC-registered
debt
securities of Credit
Suisse (USA) LLC,
which as of
31 December 2025 consisted
of a single
outstanding issuance with a
balance of USD
742
m maturing in July 2032. Credit Suisse (USA) LLC
is an indirect, wholly owned subsidiary of UBS AG.
UBS AG
assumed Credit
Suisse AG’s
obligations under
the guarantee
as of
31 May 2024
(i.e. the
date on
which the
merger of UBS AG
and Credit Suisse AG
was completed). In accordance
with the guarantee, if
Credit Suisse (USA) LLC
fails to make a
timely payment under the agreements
governing such debt securities, the
holders of the debt securities
may demand payment from either UBS Group AG
or UBS AG, without first proceeding against Credit Suisse
(USA) LLC.
▲

Annual Report 2025
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
›
Refer to Note 28 for more information about the accounting for the merger of UBS AG and Credit
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
In 2025, UBS AG consolidated recognized
a net profit of
USD 3,566m, while UBS Group AG consolidated
recognized a
net profit of USD 7,797m. The USD 4,231m difference was mainly due to certain purchase price allocation (PPA) effects
recognized at the
UBS Group AG level
upon the acquisition
of the Credit
Suisse Group. These
resulted in net
accretion
income and other
profit or loss
effects at the
UBS Group AG level,
net of tax
effects, whereas UBS AG
has not applied
acquisition accounting and does not
have the PPA effects or the
corresponding net income. The PPA
effects also resulted
in net
releases for
litigation, regulatory
and similar
matters for
UBS Group
AG (while
UBS AG incurred
net expenses).
Other
differences
in
net
profit
mainly
arise
as
UBS
Business
Solutions AG
and
other
shared
services
subsidiaries
of
UBS Group AG charge
other legal entities
within the UBS AG consolidation
scope a markup
on costs incurred
for services
provided.
As
of
31 December
2025,
the
total
assets
of
UBS AG
consolidated
were
USD 0.3bn
lower
than
the
total
assets
of
UBS Group AG consolidated.
The difference mainly
reflected consolidation
scope differences, largely
offset by PPA
effects
recognized at
the UBS Group
AG level
upon the
acquisition of
the Credit
Suisse Group.
The total
liabilities of
UBS AG
consolidated
were
USD 1.1bn
higher
than
the
total
liabilities
of
UBS Group
AG,
mainly
due
to
consolidation
scope
differences.
The
equity
of
UBS AG
consolidated
was
USD 1.3bn
lower
than
the
equity
of
UBS Group
AG
consolidated
as
of
31 December 2025. This difference
was mainly due to
consolidation scope differences
of USD 3.3bn, partly offset
by PPA
effects of USD 1.9bn recognized at the
UBS Group AG level upon the acquisition
of the Credit Suisse Group that
did not
impact
UBS AG
consolidated,
primarily
related
to
loans
and
loan
commitments
measured
at
amortized
cost
and
contingent liabilities recognized under IFRS 3 for litigation, partly offset by PPA effects on real estate and debt issued.
The going concern capital of
UBS AG consolidated was USD 1.2bn lower
than the going concern
capital of UBS Group
AG consolidated as of 31 December 2025, reflecting the common equity tier 1 (CET1) capital of UBS AG being lower by
USD 0.9bn and its going concern loss-absorbing additional tier 1 (AT1) capital being USD 0.3bn lower.
The
USD 0.9bn
lower
CET1 capital
of
UBS AG
consolidated was
primarily
due
to
a
USD 5.6bn
difference
in dividend
accruals between
UBS Group AG
and UBS AG
and UBS AG
consolidated IFRS
equity being
USD 1.3bn lower,
largely offset
by UBS Group AG holding
a capital reserve
for expected future
share repurchases of
USD 3.0bn, compensation-related
regulatory capital
accruals at
the UBS Group
AG level
of USD 2.4bn
and a
USD 0.6bn effect
from eligible
deferred tax
assets on temporary differences.
The leverage ratio
denominator (the LRD)
of UBS AG consolidated
was USD 0.5bn higher
than the LRD
of UBS Group AG
consolidated, mainly
reflecting intercompany
exposures in
UBS AG toward
Group entities,
as well
as PPA
adjustments
that
apply
at
the
Group
level
but
not
at
the
UBS AG
level,
partly
offset
by
fixed
assets
held
outside
of
the
UBS AG
consolidation scope.
Risk-weighted
assets
(RWA)
of
UBS AG
consolidated
were
USD 3.6bn
lower
than
the
RWA
of
UBS Group
AG
consolidated,
mainly
reflecting
non-counterparty-related
assets
held
outside
the
UBS AG
consolidation
scope,
partly
offset by
intercompany credit
risk exposures
in UBS AG
toward Group
entities outside
of the
UBS AG
consolidation scope.
The
daily
average
liquidity
coverage
ratio
(the
LCR)
of
UBS AG
consolidated
for
the
fourth
quarter
of
2025
was
6.4 percentage points lower than the daily average LCR of UBS Group AG consolidated.
The difference mainly reflected
the
higher net
cash
outflows of
UBS AG
consolidated from
intercompany deposits
and
loans that
are
not within
the
Group consolidation scope but are within the UBS AG consolidation scope.

Annual Report 2025
| Consolidated financial statements | Comparison between UBS AG consolidated and UBS Group AG consolidated

The
net
stable
funding
ratio
(the
NSFR)
of
UBS AG
consolidated
was
0.4 percentage
points
lower
than
the
NSFR
of
UBS Group AG consolidated. The difference primarily
reflected lower UBS AG consolidated eligible regulatory
capital as
compared with UBS Group AG consolidated.
Comparison between UBS AG consolidated and UBS Group AG consolidated
As of or for the year ended 31.12.25
As of or for the year ended 31.12.24
USD m, except where indicated
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Income statement
Total revenues
47,688
49,573
(1,885)
42,323
48,611
(6,288)
Credit loss expense / (release)
549
524
26
544
551
(7)
Operating expenses
43,038
40,197
2,842
39,346
41,239
(1,893)
Operating profit / (loss) before tax
4,101
8,853
(4,752)
2,433
6,821
(4,388)
Net profit / (loss)
3,566
7,797
(4,230)
1,533
5,146
(3,613)
Balance sheet
Total assets
1,617,173
1,617,427
(255)
1,568,060
1,565,028
3,033
Total liabilities
1,527,994
1,526,944
1,050
1,473,394
1,479,454
(6,060)
Total equity
89,179
90,484
(1,305)
94,666
85,574
9,092
Capital information
Common equity tier 1 capital
70,394
71,262
(868)
73,792
71,367
2,425
Going concern capital
89,993
91,176
(1,183)
89,623
87,739
1,884
Risk-weighted assets
489,775
493,397
(3,622)
495,110
498,538
(3,429)
Common equity tier 1 capital ratio (%)
14.4
14.4
(0.1)
14.9
14.3
0.6
Going concern capital ratio (%)
18.4
18.5
(0.1)
18.1
17.6
0.5
Total loss-absorbing capacity ratio (%)
36.8
38.0
(1.2)
36.7
37.2
(0.5)
Leverage ratio denominator
1,622,921
1,622,438
483
1,523,277
1,519,477
3,799
Common equity tier 1 leverage ratio (%)
4.3
4.4
(0.1)
4.8
4.7
0.1
Liquidity coverage ratio (%)
1
176.2
182.6
(6.4)
186.1
188.4
(2.3)
Net stable funding ratio (%)
115.7
116.1
(0.4)
124.1
125.5
(1.4)
1 The disclosed ratios
represent averages for the fourth
quarter of each year presented,
which were calculated based on
an average of 64 data
points in the fourth quarter
of 2025 and 64 data
points in the fourth
quarter of 2024. Refer to the “Liquidity and funding management” section of this report for more information.

Annual Report 2025 |
Additional regulatory information

Additional regulatory
information

250
UBS AG consolidated supplemental disclosures
required under SEC regulations
250
A – Introduction
250
B – Selected financial data
250
Dividends received from investments in subsidiaries and
associates
251
Balance sheet data
251
C – Information about the company
251
Property, plant and equipment
252
D – Information required by Subpart 1400 of
Regulation S-K
252
Selected statistical information
252
Average balances and interest rates
254
Analysis of changes in interest income and expense
256
Deposits
256
Uninsured deposits
257
Investments in debt instruments
257
Loan portfolio
257
Allowance for credit loss
es

Annual Report 2025 |
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
of UBS AG and
Credit
Suisse
AG
constitutes a
business
combination under
common control
accounted for
based
on
the
accounting
policies set out in “Note 1 Summary of material accounting policies” in the “Consolidated financial statements” section of this report.
›
Refer to “Note 28 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the
“Consolidated
financial statements” section of this report for more information
B – Selected financial data
Dividends received from investments in subsidiaries and associates
In 2025, UBS AG received dividends of USD 10,643m (2024: USD 6,275m;
2023: USD 5,430m) from its subsidiaries and
associates. Included
in 2025
and 2024
are
dividends received
by UBS AG
from
its Credit
Suisse subsidiaries
since the
merger of UBS AG and Credit Suisse AG in 2024. Dividends disclosed are based on IFRS Accounting Standards and have
been translated to US dollars from the functional currency of the entity paying the dividend, using the closing exchange rate of the month in which the dividend was received.

Annual Report 2025 |
Additional regulatory information | UBS AG consolidated supplemental disclosures required under SEC regulations

Balance sheet data
USD m 31.12.25 31.12.24 31.12.23
Assets
Cash and balances at central banks
209,858
223,329
171,806
Amounts due from banks
19,243
18,111
28,206
Receivables from securities financing transactions at amortized cost
83,656
118,302
74,128
Cash collateral receivables on derivative instruments
41,552
43,959
32,300
Loans and advances to customers
658,760
587,347
405,633
Other financial assets measured at amortized cost 72,025 59,279 54,334
Total financial assets measured at amortized cost
1,085,094
1,050,326
766,407
Financial assets at fair value held for trading
174,854
159,223
135,098
of which: assets pledged as collateral that may be sold or repledged by counterparties
44,627
38,532
44,524
Derivative financial instruments
148,325
186,435
131,728
Brokerage receivables
35,579
25,858
20,883
Financial assets at fair value not held for trading
107,293
95,203
63,754
Total financial assets measured at fair value through profit or loss
466,051
466,719
351,463
Financial assets measured at fair value through other comprehensive income
13,868
2,195
2,233
Investments in associates
2,331
2,306
983
Property, equipment and software
12,125
12,091
11,044
Goodwill and intangible assets
6,734
6,661
6,265
Deferred tax assets
11,085
10,481
9,244
Other non-financial assets
19,884
17,282
8,377
Total assets
1,617,173
1,568,060
1,156,016
Liabilities
Amounts due to banks
24,434
23,347
16,720
Payables from securities financing transactions at amortized cost
16,225
14,824
5,782
Cash collateral payables on derivative instruments
34,742
36,366
34,886
Customer deposits
796,330
749,476
555,673
Funding from UBS Group AG measured at amortized cost
110,614
107,918
67,282
Debt issued measured at amortized cost
100,207
101,104
69,784
Other financial liabilities measured at amortized cost 16,617 21,762 12,713
Total financial liabilities measured at amortized cost
1,099,169
1,054,796
762,840
Financial liabilities at fair value held for trading
53,700
35,247
31,712
Derivative financial instruments
156,267
180,678
140,707
Brokerage payables designated at fair value
62,202
49,023
42,275
Debt issued designated at fair value
107,544
102,567
86,341
Other financial liabilities designated at fair value
35,287
34,041
27,366
Total financial liabilities measured at fair value through profit or loss
415,001
401,555
328,401
Provisions
3,564
5,131
2,524
Other non-financial liabilities
10,260
11,911
6,682
Total liabilities
1,527,994
1,473,394
1,100,448
Equity attributable to shareholders
88,845
94,003
55,234
Equity attributable to non-controlling interests
334
662
335
Total equity
89,179
94,666
55,569
Total liabilities and equity
1,617,173
1,568,060
1,156,016
C – Information about the company
Property, plant and equipment
As
of
31
December
2025,
UBS
AG
operated
in
about
701
business
and
banking
locations
worldwide,
of
which
approximately 36% were
in Switzerland, 44% in
the Americas, 10% in
the rest of
Europe, the Middle
East and Africa,
and 10%
in Asia
Pacific. Of the
business and banking
locations in
Switzerland, 22% were
owned directly
by UBS
AG,
with the remainder, along with most
of UBS AG’s
offices outside Switzerland,
being held under
commercial leases. These
premises are
subject to
continuous maintenance and
upgrading and
are considered
suitable and
adequate for
current
and anticipated operations.

Annual Report 2025 |
Additional regulatory information | UBS AG consolidated supplemental disclosures required under SEC regulations

D – Information required by Subpart 1400 of Regulation S-K
Selected statistical information
The
tables
below
set
forth
selected
statistical
information
regarding
UBS
AG’s
banking
operations
extracted
from
its
financial statements.
Unless otherwise indicated,
average balances for
the years ended
31 December 2025, 31 December
2024
and
31 December
2023
are
calculated
from
monthly
data.
From
31 May
2024
to
31 December
2025,
the
calculation includes the
effect of the
merger of UBS
AG with Credit
Suisse AG. Unless
otherwise indicated, the
distinction
between domestic (i.e. Swiss) and foreign (i.e. non-Swiss) is generally based on the booking location.
Average balances and interest rates
The tables below set forth
average interest-earning assets and
average interest-bearing liabilities, along with
the average
yield, for
2025, 2024
and 2023.
Refer to
“Note 3
Net interest income and other net income from financial instruments measured at fair value
through profit or loss” in the “Consolidated financial statements” section of this report for more
information about interest income and interest expense.
Average balances and interest rates
For the year ended 31.12.25 31.12.24 31.12.23
USD m, except where indicated
Average
balance
Interest
income
Average
yield (%)
Average
balance
Interest
income
Average
yield (%)
Average
balance
Interest
income
Average
yield (%)
Assets
Balances at central banks
Domestic
118,807
152
0.1
112,314
1,335
1.2
84,775
1,267
1.5
Foreign
103,000
3,452
3.4
91,617
3,944
4.3
70,892
2,946
4.2
Amounts due from banks
Domestic
4,776
62
1.3
7,404
342
4.6
7,370
323
4.4
Foreign
14,765
91
0.6
13,468
365
2.7
10,937
48
0.4
Receivables from securities financing transactions measured
at amortized cost
1
Domestic
4,060
83
2.1
7,442
194
2.6
3,592
167
4.6
Foreign
116,036
3,039
2.6
93,766
3,316
3.5
75,553
3,016
4.0
Loans and advances to customers
Domestic
459,608
9,050
2.0
368,968
9,544
2.6
243,241
5,868
2.4
Foreign
171,113
8,359
4.9
159,047
8,294
5.2
150,165
7,472
5.0
Financial assets at fair value
1,2
Domestic
25,148
656
2.6
18,221
548
3.0
6,970
199
2.9
Foreign
225,071
7,865
3.5
219,007
8,986
4.1
172,570
6,782
3.9
Other interest-earning assets
Domestic
19,209
590
3.1
12,444
321
2.6
8,840
181
2.1
Foreign
82,232
2,495
3.0
76,685
2,646
3.5
71,488
2,171
3.0
Total interest-earning assets
3
1,343,824
35,896
2.7
1,180,383
39,837
3.4
906,393
30,440
3.4
Net interest income on swaps
5,627
4,874
2,253
Interest income on off-balance sheet securities and other
953
696
747
Interest income and average interest-earning assets
1,343,824
42,476
4
3.2
1,180,383
45,407
4
3.8
906,393
33,440
4
3.7
Non-interest-earning assets
5
371,763
330,706
282,137
Total average assets
1,715,587
1,511,089
1,188,531
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

Annual Report 2025 |
Additional regulatory information | UBS AG consolidated supplemental disclosures required under SEC regulations

Average balances and interest rates (continued)
Average balances and interest rates (continued)
For the year ended 31.12.25 31.12.24 31.12.23
USD m, except where indicated
Average
balance
Interest
expense
Average
interest
rate (%)
Average
balance
Interest
expense
Average
interest
rate (%)
Average
balance
Interest
expense
Average
interest
rate (%)
Liabilities and equity
Amounts due to banks
Domestic
19,723
207
1.1
17,240
292
1.7
9,890
158
1.6
Foreign
7,586
214
2.8
6,419
136
2.1
5,026
174
3.5
Payables from securities financing transactions measured at
amortized cost
1
Domestic
11,259
313
2.8
8,773
417
4.8
3,225
163
5.0
Foreign
23,111
1,028
4.4
15,566
899
5.8
16,552
853
5.2
Customer deposits
Domestic
440,179
2,197
0.5
366,616
3,347
0.9
276,288
1,663
0.6
of which: demand deposits
204,289
621
0.3
149,115
800
0.5
119,796
500
0.4
of which: savings and sweep deposits
172,010
139
0.1
139,577
426
0.3
122,954
243
0.2
of which: time deposits
63,880
1,437
2.3
77,924
2,121
2.7
33,538
920
2.7
Foreign
334,288
10,259
3.1
308,396
11,764
3.8
243,413
7,722
3.2
of which: demand deposits
44,930
571
1.3
39,556
697
1.8
38,043
626
1.6
of which: savings and sweep deposits
74,750
1,918
2.6
68,039
1,867
2.7
75,671
2,176
2.9
of which: time deposits
214,609
7,771
3.6
200,801
9,200
4.6
129,698
4,920
3.8
Funding from UBS Group AG
Domestic
79,656
3,781
4.7
69,069
3,107
4.5
61,922
2,416
3.9
Foreign
32,062
1,475
4.6
25,330
897
3.5
0
0
0.0
Commercial paper
Domestic
0
0
0.0
0
0
0.0
1
0
0.0
Foreign
11,467
491
4.3
18,255
985
5.4
20,858
1,097
5.3
Other short-term debt issued measured at amortized cost
Domestic
382
8
2.0
297
2
0.7
322
4
1.3
Foreign
20,354
768
3.8
15,421
759
4.9
12,023
610
5.1
Long-term debt issued measured at amortized cost
Domestic
39,359
617
1.6
28,090
571
2.0
11,830
211
1.8
Foreign
29,791
1,007
3.4
30,591
1,066
3.5
17,177
492
2.9
Financial liabilities at fair value (excluding debt issued
designated at fair value)
1,2
Domestic
595
4
0.6
704
5
0.7
374
11
3.0
Foreign
181,720
5,625
3.1
166,684
6,510
3.9
154,909
5,578
3.6
Debt issued designated at fair value
Domestic
6,752
75
1.1
5,879
123
2.1
7,304
209
2.9
Foreign
99,975
4,054
4.1
91,212
4,374
4.8
72,610
3,451
4.8
Other interest-bearing liabilities
Domestic
3,341
103
3.1
2,733
90
3.3
2,174
62
2.8
Foreign
33,869
1,096
3.2
34,833
1,462
4.2
33,639
1,229
3.7
Total interest-bearing liabilities
1,375,469
33,322
2.4
1,212,108
36,806
3.0
949,537
26,104
2.7
Swap interest on hedged debt instruments and other
swaps
2,058
3,292
2,061
Interest expense on off-balance sheet securities and other
742
631
710
Interest expense and average interest-bearing liabilities
1,375,469
36,122
3
2.6
1,212,108
40,729
3
3.4
949,537
28,874
3
3.0
Non-interest-bearing liabilities
4
246,520
219,018
183,979
Total liabilities
1,621,990
1,431,125
1,133,517
Total equity
93,597
79,964
55,014
Total average liabilities and equity
1,715,587
1,511,089
1,188,531
Net interest income
6,354
4,678
4,566
Net yield on interest-earning assets
0.5
0.4
0.5
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
The percentage of total average interest-earning assets attributable to foreign activities was 53% for 2025 (2024: 55%;
2023: 61%).
The percentage
of total
average interest-bearing
liabilities attributable
to foreign
activities was
56% for
2025 (2024:
59%; 2023:
61%). All
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
all three years presented
the tax-exempt income is
considered to be
insignificant, and the effect from such income is therefore negligible.

Annual Report 2025 |
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
2025 compared with the year
ended 31 December 2024, and for
the year ended 31 December
2024 compared with the
year ended
31 December 2023.
The change
in average
volume represents
the change
in the
current average
balance
compared with the average balance from the prior year with
respect to the average rate of the prior year. The change in average rate
represents the difference
between the
net change
in interest
income and
expense and
the change
in average
volume.
Analysis of changes in interest income and expense
2025 compared with 2024 2024 compared with 2023
Increase / (decrease)
due to changes in
1
Increase / (decrease)
due to changes in
1
USD m
Average
volume
Average
interest rate
Net
change
Average
volume
Average
interest rate
Net
change
Interest income from interest-earning assets
Balances at central banks
Domestic
77
(1,260)
(1,183)
412
(344)
68
Foreign
490
(981)
(491)
861
137
998
Amounts due from banks
Domestic
(121)
(159)
(280)
1
18
19
Foreign
35
(309)
(274)
11
306
317
Receivables from securities financing transactions measured at amortized cost
Domestic
(88)
(23)
(111)
179
(152)
27
Foreign
788
(1,065)
(277)
727
(427)
300
Loans and advances to customers
Domestic
2,345
(2,840)
(495)
3,033
644
3,677
Foreign
629
(564)
65
442
380
822
Financial assets at fair value
Domestic
209
(102)
107
321
29
350
Foreign
249
(1,369)
(1,120)
1,825
379
2,204
Other interest-earning assets
Domestic
175
94
269
74
66
140
Foreign
191
(343)
(152)
158
317
475
Interest income
Domestic
2,597
(4,288)
(1,691)
4,020
261
4,281
Foreign
2,382
(4,632)
(2,250)
4,024
1,092
5,116
Total interest income from interest-earning assets
4,979
(8,920)
(3,941)
8,044
1,353
9,397
Net interest income on swaps
753
2,621
Interest income on off-balance sheet securities and other
258
(51)
Total interest income
(2,931)
11,967
1 Currency effects are included within the variances disclosed in this table.

Annual Report 2025 |
Additional regulatory information | UBS AG consolidated supplemental disclosures required under SEC regulations

Analysis of changes in interest income and expense (continued)
Analysis of changes in interest income and expense (continued)
2025 compared with 2024 2024 compared with 2023
Increase / (decrease)
due to changes in
1
Increase / (decrease)
due to changes in
1
USD m
Average
volume
Average
interest rate
Net
change
Average
volume
Average
interest rate
Net
change
Interest expense on interest-bearing liabilities
Amounts due to banks
Domestic
42
(127)
(85)
117
18
135
Foreign
25
54
79
48
(86)
(38)
Payables from securities financing transactions measured at amortized cost
Domestic
118
(222)
(104)
280
(26)
254
Foreign
436
(307)
129
(51)
97
46
Customer deposits
Domestic
13
(1,164)
(1,151)
1,372
312
1,684
of which: demand deposits
296
(475)
(179)
122
178
300
of which: savings and sweep deposits
99
(387)
(288)
33
150
183
of which: time deposits
(382)
(302)
(684)
1,217
(16)
1,201
Foreign
912
(2,417)
(1,505)
2,502
1,540
4,042
of which: demand deposits
95
(221)
(126)
25
45
70
of which: savings and sweep deposits
184
(134)
50
(220)
(89)
(309)
of which: time deposits
633
(2,062)
(1,429)
2,697
1,584
4,281
Funding from UBS Group AG
Domestic
476
198
674
279
412
691
Foreign
236
342
578
897
0
897
Commercial paper
Domestic
0
0
0
0
0
0
Foreign
(366)
(128)
(494)
(137)
25
(112)
Other short-term debt issued measured at amortized cost
Domestic
1
5
6
0
(2)
(2)
Foreign
243
(234)
9
172
(23)
149
Long-term debt issued measured at amortized cost
Domestic
229
(183)
46
291
69
360
Foreign
(28)
(31)
(59)
384
190
574
Financial liabilities at fair value (excluding debt issued designated at fair value)
Domestic
(1)
0
(1)
10
(16)
(6)
Foreign
587
(1,472)
(885)
424
508
932
Debt issued designated at fair value
Domestic
18
(66)
(48)
(41)
(45)
(86)
Foreign
420
(740)
(320)
884
39
923
Other interest-bearing liabilities
Domestic
20
(7)
13
16
12
28
Foreign
(40)
(326)
(366)
44
189
233
Interest expense
Domestic
916
(1,566)
(650)
2,324
733
3,057
Foreign
2,425
(5,260)
(2,835)
5,167
2,479
7,645
Total interest expense on interest-bearing liabilities
3,341
(6,826)
(3,485)
7,491
3,212
10,702
Swap interest on hedged debt instruments and other swaps
(1,233)
1,231
Interest expense on off-balance sheet securities and other
111
(79)
Total interest expense
(4,607)
11,854
1 Currency effects are included within the variances disclosed in this table.

Annual Report 2025 |
Additional regulatory information | UBS AG consolidated supplemental disclosures required under SEC regulations

Deposits
The table below analyzes
average deposits and average
rates on each deposit
category for the years
ended 31 December
2025, 31 December 2024
and 31 December 2023.
For the purpose
of this disclosure,
foreign deposits represent deposits
from
depositors
who
are
based
outside
of
Switzerland.
Deposits
by
foreign
depositors
in
domestic
offices
were
USD 85,163m as of 31 December 2025 (31 December 2024: USD 87,497m; 31 December 2023: USD 60,596m).
Deposits
31.12.25 31.12.24 31.12.23
USD m, except where indicated
Average
deposits
Average
rate (%)
Average
deposits
Average
rate (%)
Average
deposits
Average
rate (%)
Due to banks
Domestic
Demand deposits
1,702
(0.2)
1,746
0.0
766
(0.1)
Time deposits
1,259
1.2
2,801
2.2
2,301
2.7
Total domestic
2,961
0.4
4,547
1.4
3,067
2.0
Foreign
Demand deposits
12,701
0.5
9,486
1.0
5,118
1.0
Time deposits
11,647
3.0
9,627
2.8
6,731
3.3
Total foreign
24,347
1.7
19,113
1.9
11,849
2.3
Total due to banks
1
27,308
1.5
23,659
1.8
14,916
2.2
Customer deposits
Domestic
Demand deposits
163,348
0.4
116,440
0.7
88,794
0.6
Savings and sweep deposits
158,523
0.1
127,973
0.3
111,750
0.2
Time deposits
56,063
2.0
89,476
3.2
31,742
2.4
Total domestic
377,934
0.5
333,889
1.2
232,285
0.7
Foreign
Demand deposits
85,871
0.7
72,232
0.9
69,046
0.9
Savings and sweep deposits
88,238
2.2
79,644
2.4
86,875
2.5
Time deposits
222,425
3.6
189,249
4.5
131,494
3.9
Total foreign
396,534
2.7
341,125
3.2
287,415
2.7
Total customer deposits
1
774,468
1.6
675,014
2.2
519,701
1.8
1 For the
purpose of this
table, the distinction
between foreign and
domestic deposits is
based on the
domicile of the
depositor,
while foreign and
domestic deposits disclosed
in previous tables
are based on
the
booking location.
Uninsured deposits
From the
combined total
of Due
to banks
and Customer
deposits as
of 31 December
2025, total
estimated uninsured
deposits were
USD 617bn (31 December
2024: USD 570bn;
31 December 2023:
USD 415bn). Uninsured
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
EUR 3m per client
and EUR 30m per
business)
and the Federal Deposit Insurance
Corporation (the FDIC) scheme
in the Americas (which protects
applicable deposits up
to a maximum of USD 250,000 per depositor, per insured bank, for each account ownership category).
The table below presents
the maturity of estimated
uninsured time deposits
as of 31 December 2025.
Where a depositor
holds multiple accounts that in aggregate are in excess of
a deposit insurance or protection limit, the insured amount is first allocated to the account with the shortest time to maturity.
Uninsured deposits
USD m
Uninsured time deposits
1
Within 3 months
197,406
3 to 6 months
19,894
6 to 12 months
15,282
Over 12 months
10,055
Total uninsured time deposits as of 31 December 2025
242,638
1 Amounts are estimated based on the methodologies defined in each local jurisdiction. As of 31 December 2025, there were no US time deposits subject to the FDIC scheme that were in excess of the FDIC insurance
limit.

Annual Report 2025 |
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
Investments in debt instruments
Within 1 year 1 to 5 years 5 to 10 years Over 10 years
USD m, except where indicated
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Total carrying
amount
Debt instruments measured at fair value through
other comprehensive income
Government bills / bonds
484
3.53
11,175
2.25
11,659
Corporate and other
2,145
4.59
64
1.76
2,208
Subtotal as of 31 December 2025
2,145
548
11,175
13,868
Debt securities measured at amortized cost
Asset-backed securities
260
1.12
1,447
2.58
8,494
3.78
10,202
Government bills / bonds
2,899
2.74
9,665
2.49
4,524
3.62
3,561
3.90
20,648
Corporate and other
3,288
2.30
16,390
2.59
2,684
2.63
22,362
Subtotal as of 31 December 2025
6,187
26,315
8,655
12,055
53,212
Total as of 31 December 2025
8,332
26,863
19,830
12,055
67,079
Loan portfolio
The table below provides the maturity profile of UBS AG’s core loan portfolio as of 31 December 2025. The contractual
maturity
is
based
on
carrying
amounts
and
includes
the
effect
of
callable
features.
For
loans
due
after
one
year,
a
breakdown between fixed and adjustable or floating interest rates is also provided.
Loan portfolio
USD m 31.12.25
Within 1 year
1 to 5 years 5 to 15 years Over 15 years
Total
of which: over 1 year
Fixed rate
Adjustable or
floating rate
Private clients with mortgages
43,179
157,769
56,064
31,248
288,259
161,330
83,750
Real estate financing
37,328
41,343
14,044
361
93,076
43,003
12,745
Large corporate clients
8,413
16,776
1,732
43
26,963
6,418
12,132
SME clients
12,968
8,345
2,600
29
23,941
7,961
3,012
Lombard
154,106
10,574
613
43
165,336
9,707
1,523
Credit cards
2,408
0
0
0
2,408
0
0
Commodity trade finance
4,779
71
0
0
4,849
69
1
Ship / aircraft financing
1,106
5,611
2,036
0
8,753
0
7,647
Consumer financing
253
1,468
1,235
0
2,957
2,704
0
Other loans and advances to customers
19,421
19,475
3,240
80
42,217
6,026
16,770
Loans to financial advisors
112
326
2,211
67
2,716
2,604
0
Total
284,074
261,757
83,776
31,869
661,476
239,823
137,579
Allowance for credit losses
For the
years ended
31 December 2025,
31 December 2024
and 31 December
2023, the
ratio of
net charge-offs
(i.e.
write-offs
of
expected
credit
loss
allowances
to
gross
carrying
amount
of
the
average
loans
outstanding)
during
the
period was
not material
for UBS
AG’s core
loan portfolio,
both on
an overall
basis and
on an
individual loan
category
basis.
Total
write-offs
for
31 December
2025
were
USD 442m
(31 December
2024:
USD 380m;
31 December
2023:
USD 77m). Refer to the coverage
ratio tables in “Note 9
Financial assets at amortized cost
and other positions in scope
of expected credit
loss measurement” in
the “Consolidated financial statements”
section of this report
for the ratio
of
expected credit loss allowances to total loans outstanding at the end of each period.

Annual Report 2025 |
Appendix

Appendix
Alternative performance measures
An alternative
performance measure
(an APM)
is a
financial measure
of historical
or future
financial performance,
financial
position
or
cash
flows
other
than
a
financial
measure
defined
or
specified
in
the
applicable
recognized
accounting
standards
or
in
other
applicable
regulations.
A
number
of
APMs
are
reported
in
the
discussion
of
the
financial
and
operating performance of
the external
reports (annual, quarterly
and other
reports). APMs are
used to provide
a more
complete picture of
operating performance and
to reflect management’s
view of the
fundamental drivers of
the business
results. The
table below
indicates where
an APM
also qualifies
as non-GAAP
measure as
defined by
US Securities
and
Exchange Commission (SEC) regulations. A
definition of each APM,
and non-GAAP measure as
applicable, the method
used to calculate it and the information content are presented in alphabetical order in the table below.
APM / non-GAAP label
Calculation
Information content / usefulness
Cost / income ratio (%) Calculated as operating expenses divided by total revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost / income ratio (underlying) (%)
(non-GAAP measure)
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
Credit-impaired loan portfolio as a
percentage of total loan portfolio,
gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as credit-impaired loan portfolio divided by
total gross loan portfolio.
This measure provides information about the
proportion of the credit-impaired loan portfolio in the
total gross loan portfolio.
Customer deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the sum of customer deposits and
brokerage payables.
This measure provides information about the volume
of customer deposits in Global Wealth Management.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and non-
discretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
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

Annual Report 2025 |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Integration-related expenses (USD)
(non-GAAP measure)
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
Invested assets (USD and CHF) Calculated as the sum of managed fund assets, managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts, and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with UBS for
investment purposes.
Loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as loans and advances to customers and
brokerage receivables, gross of expected credit losses.
This measure provides information about the loan
volumes in Global Wealth Management.
Net interest income (underlying) (USD)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting net interest income as
reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of net interest income, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the interest charged for lending
and the associated cost of funding, relative to loan
value.
Net management fees (USD)
– Asset Management
(non-GAAP measure)
Calculated as the total of transaction fees, fund
administration revenues (including net interest and
trading income from lending activities and foreign-
exchange hedging as part of the fund services
offering), distribution fees, incremental fund-related
expenses, gains or losses from seed money and co-
investments, funding costs, the negative pass-through
impact of third-party performance fees, and other
items that are not Asset Management’s performance
fees.
This measure provides information about the amount
of net management fees earned through managing
client assets.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
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
Net new deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of inflows and outflows
of deposit volumes recorded during a specific period.
Deposits include customer deposits and customer
brokerage payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, accrued interest and fees, as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
This measure provides information about the
development of deposits during a specific period as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating asset
inflows and outflows, including dividend and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period. Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit markets or
cease offering services in a particular location, or
those resulting from new externally imposed
regulations.
This measure provides information about the
development of fee-generating assets during a
specific period as a result of net flows, excluding
movements due to market performance and foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.

Annual Report 2025 |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Net new loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of originations,
drawdowns and repayments of loan volumes
recorded during a specific period. Loan volumes
include loans and advances to customers and
customer brokerage receivables. Excluded from the
calculation are allowances, movements due to fair
value measurement and foreign exchange translation,
as well as the effects on loans and advances to
customers of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.
This measure provides information about the
development of loan volumes during a specific period
as a result of net new loan volumes.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees, as
well as the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
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
(non-GAAP measure)
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
(non-GAAP measure)
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
businesses.
Other revenues (USD and CHF)
– Global Wealth Management,
Personal & Corporate banking
(non-GAAP measure)
Calculated by including other income as reported in
accordance with IFRS Accounting Standards, profit or
loss related to non-client derivative instruments and
profit or loss related to equity investments measured
at fair value through profit or loss.
This measure provides information about residual
business division revenues, after deduction of net
interest income, recurring net fee income and
transaction-based income.
Other revenues (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate banking
(non-GAAP measure)
Calculated by adjusting other revenues for items that
management believes are not representative of the
underlying performance of the businesses.
This measure provides information about the amount
of other revenues, while excluding items that
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
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
(non-GAAP measure)
Calculated as the change in underlying net profit
before tax attributable to shareholders from
continuing operations between current and
comparison periods divided by underlying net profit
before tax attributable to shareholders from
continuing operations of the comparison period.
Underlying net profit before tax attributable to
shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Personal & Corporate Banking
(non-GAAP measure)
Calculated as the total of fees for services provided on
an ongoing basis, such as portfolio management fees,
asset-based investment fund fees and custody fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on
attributed
equity (%)
– Global Wealth
Management,
Personal &
Corporate Banking,
Asset Management,
the Investment
Bank
Calculated as business division operating profit before
tax (annualized for reporting periods shorter than
12 months) divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.

Annual Report 2025 |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Return on attributed equity
(underlying) (%)
(non-GAAP measure)
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
Return on
common equity
tier 1 capital
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on common equity tier 1 capital
(underlying) (%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average common equity
tier 1 capital. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on equity (%) Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on tangible equity (%) Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Return on tangible equity (underlying)
(%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average equity
attributable to shareholders less average goodwill and
intangible assets. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
Revenues over leverage ratio
denominator, gross (%)
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by the
average leverage ratio denominator.
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
(non-GAAP measure)
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
(non-GAAP measure)
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
Transaction-based income (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting transaction-based income for
items that management believes are not
representative of the underlying performance of the
businesses.
This measure provides information about the amount
of transaction-based income, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
This is
a general
list of
the APMs
and non-GAAP
measures used
in our
financial reporting.
Not all
of the
above-listed
measures may appear in this particular report.

Annual Report 2025 |
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
CORC
Compliance and
Operational Risk Control
CRM
credit risk mitigation
CRO
Chief Risk Officer
CST
combined stress test
CUSIP
Committee on Uniform
Security Identification
Procedures
CVA
credit valuation adjustment
D
DBO
defined benefit obligation
DCCP
Deferred Contingent
Capital Plan
DFAST
Dodd–Frank Act Stress Test
DisO-FINMA
FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
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
GDP
gross domestic product
GEB
Group Executive Board
GHG
greenhouse gas
GCORC
Group Compliance and
Operational Risk Control
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

Annual Report 2025 |
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
VAT value-added tax
This is a general list
of the abbreviations frequently used
in our financial reporting. Not all
of the listed abbreviations may
appear in this particular report.

Annual Report 2025 |
Appendix

Information sources
Reporting publications
Annual publications
UBS AG
Annual Report:
Published in
English, this
report provides
descriptions of:
our businesses,
the performance
of
UBS AG
(consolidated);
the
performance
of
the
business
divisions
and
Group
functions;
risk,
treasury
and
capital
management; corporate governance; and financial information, including the financial statements.
Compensation Report:
This report discusses
the compensation framework
and provides information
about compensation
for
the
Board
of
Directors
and
the
Group
Executive
Board
members.
It
is
available
in
English
and
German
( “Vergütungsbericht ”) and represents a component of the UBS Group Annual Report.
Sustainability Report:
Published in
English, the
UBS Group
Sustainability Report
provides disclosures
on environmental,
social and governance (ESG) topics.
Quarterly publications
Quarterly
financial
report:
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
refer to this
additional disclosure. Any document
that is filed
with the
SEC is available on the SEC’s website: sec.gov . Refer to ubs.com/investors for more information.

Annual Report 2025 |
Appendix

Cautionary statement regarding forward-looking statements
|
This report contains statements
that constitute “forward-looking statements”,
including but
not limited to
management’s outlook for
UBS’s financial performance,
statements relating to
the anticipated effect
of transactions and
strategic initiatives on
UBS’s business and future development and goals. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties
and other important factors could cause actual
developments and results to differ materially
from UBS’s
expectations.
In
particular,
the global
economy
may suffer
significant adverse
effects
from
increasing
political tensions
between world
powers, changes
to
international trade
policies, including
those related
to tariffs
and trade
barriers, and
evolving armed
conflicts.
UBS’s acquisition
of the
Credit
Suisse
Group
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
have greater risks
or liabilities, including
those related to
litigation, than expected.
Following the failure
of Credit Suisse,
Switzerland is
considering significant changes to its
capital, resolution and regulatory regime, which,
if adopted, would significantly increase
our capital requirements or impose
other costs on UBS. These factors
create greater uncertainty about forward
-looking statements. Other factors that may affect
UBS’s performance and ability to
achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans,
including its
cost reduction
and efficiency
initiatives and
its ability
to manage
its levels
of risk-weighted
assets (RWA)
and leverage
ratio denominator
(LRD),
liquidity coverage
ratio and
other financial
resources, including
changes in
RWA assets
and liabilities
arising from
higher market
volatility and
the size
of the
combined Group; (ii) the degree to which UBS is
successful in implementing changes to its
businesses to meet changing market, regulatory and
other conditions,
including any potential changes to
banking examination and oversight practices
and standards as a
result of executive branch
orders or staff
interpretations of
law in the US;
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
of funding,
including as
affected by
the marketability
of additional
tier one
debt instruments,
to meet
requirements
for
debt
eligible
for
total
loss-absorbing
capacity
(TLAC);
(vi) changes
in
and
potential
divergence
between
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
on transfers
of capital
and liquidity
and sharing
of operational
costs across
the Group
or other
measures, and
the effect
these will
or would
have on
UBS’s
business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory
requirements and the potential need
to make further changes
to the legal structure or booking model of UBS in response to legal and regulatory requirements including heightened requirements and expectations due to its acquisition of the Credit Suisse Group;
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
including litigation it
has inherited by
virtue of
the acquisition
of Credit
Suisse, contractual
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
or, in
the case of financial
difficulties, due to the
exercise by FINMA or
the regulators of UBS’s
operations in other countries
of their broad statutory
powers in relation to
protective measures, restructuring
and liquidation proceedings; (xix) the
degree to which changes
in regulation, capital or
legal structure,
financial results
or other
factors may
affect UBS’s
ability to
maintain its
stated capital
return objective;
(xx) uncertainty over
the scope
of actions
that may
be
required
by UBS,
governments and
others for
UBS to
achieve goals
relating to
climate, environmental
and social
matters, as
well as
the evolving
nature of
underlying science and industry and the
increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets;
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
with the SEC, including
the UBS Group
AG and UBS AG
Annual Reports on Form
20-F for the year
ended 31 December 2025. UBS
is not
under any obligation to (and expressly disclaims any obligation to)
update or alter its forward-looking statements, whether as a result of new information, future
events, or otherwise.
Rounding |
Numbers presented
throughout this
report may
not add up
precisely to
the totals provided
in the tables,
infographics and text.
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